Form 20-F
period 2004-12-31
DryShips Inc.
filed 2005-05-23
CIK 1308858

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 20-F


|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       OR

|X| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from November 1, 2004 December 31, 2004.

                        Commission file number 333-122008


                                  DRYSHIPS INC.
             (Exact name of Registrant as specified in its charter)



                                 Not Applicable
                 (Translation of Registrant's name into English)

                        Republic of the Marshall Islands
                 (Jurisdiction of incorporation or organization)

                               80 Kifissias Avenue
                               Amaroussion 15125,
                                  Athens Greece
                    (Address of principal executive offices)



 Securities registered or to be registered pursuant to Section 12(b) of the Act:


                                                 Name of each exchange on which
      Title of each class                                 registered
      -------------------                        -------------------------------
Common Stock, par value $0.01 per share              Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     As of December 31, 2004, there were 15,400,000 shares of the registrant's Common Shares outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

================================================================================
Table of Contents

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING INFORMATION

PART I
     Item 1.    Identity of Directors, Senior Management and Advisers        2
     Item 2.    Offer Statistics and Expected Timetable                      2
     Item 3.    Key Information                                              2
     Item 4.    Information on the Company                                   2
     Item 5.    Operating and Financial Review and Prospects                 2
     Item 6.    Directors, Senior Management and Employees                   12
     Item 7.    Major Shareholders and Related Party Transactions            12
     Item 8.    Financial Information                                        12
     Item 9.    The Offer and Listing                                        12
     Item 10.   Additional Information                                       12
     Item 11.   Quantitative and Qualitative Disclosures About Market Risk   12
     Item 12.   Description of Securities Other than Equity Securities       12

PART II
     Item 13.   Defaults, Dividend Arrearages and Delinquencies              13
     Item 14.   Material Modifications to the Rights of Security Holders
                and Use of Proceeds 13
     Item 15.   Controls and Procedures                                      13
     Item 16A.  Audit Committee Financial Expert                             13
     Item 16B.  Code of Ethics                                               13
     Item 16C.  Principal Accountant Fees and Services                       13
     Item 16D.  Exemptions from the Listing Standards for Audit Committees   13
     Item 16E.  Purchases of Equity Securities by the Issuer and
                Affiliated Purchasers                                        13
PART III
     Item 17.   Financial Statements                                         14
     Item 18.   Financial Statements                                         14
     Item 19.   Exhibits                                                     14

================================================================================
                           FORWARD-LOOKING INFORMATION

     This Transition Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Transition Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

     o    general economic and business conditions;

     o    global and regional political conditions;

     o    availability of and demand for dry bulk commodities;

     o    competition in the marine transportation industry;

     o    developments in international trade;

     o    international trade sanctions;

     o    changes in seaborne and other transportation patterns;

     o    our ability to find new charters for our vessels at attractive rates;

     o    capital expenditures;

     o    meeting our requirements with customers;

     o    dry bulk vessel supply and demand;

     o    interest rate movements; and

     o    foreign exchange.

     The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed elsewhere in this Transition Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission ("SEC"). We caution readers of this Transition Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

================================================================================
                                     PART I

     DryShips Inc. is a Republic of the Marshall Islands company that is referred to in this Transition Report on Form 20-F, together with its subsidiaries, as DryShips Inc., "the Company," "we," "us," or "our." This report should be read in conjunction with our unaudited consolidated condensed financial statements and the accompanying notes thereto, which are included in
Item 18 to this report.

     Item 1.   Identity of Directors, Senior Management and Advisers

               Not Applicable.

     Item 2.   Offer Statistics and Expected Timetable

               Not Applicable.

     Item 3.   Key Information

               Not applicable

     Item 4.   Information on the Company

               Not applicable

     Item 5.   Operating and Financial Review and Prospects


     The following is a discussion of our financial condition and results of operations for the two-month period ended December 31, 2004. You should read this together with the unaudited consolidated condensed financial statements including the notes to those financial statements for the period mentioned above and included under Item 18 of this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

     We are a provider of international seaborne transportation services, carrying various drybulk cargoes including, among others, iron ore, coal, grain, bauxite, phosphate and fertilizers. As of December 31, 2004, our fleet consisted of six drybulk carriers, comprised of one Capesize drybulk carrier, five Panamax drybulk carriers including one Panamax combination carrier, that is capable in carrying drybulk cargo or crude oil and oil products. The total cargo carrying capacity of these six vessels is 514,890 deadweight tons, or dwt. In December 2003, we acquired the Panamax drybulk carrier Panormos, with a total cargo carrying capacity of 71,747 deadweight tons, while the remaining five vessels were purchased during the period from December 1997 to October 2000. As of May 20, 2005, the Company has taken delivery of the Capesize bulk carrier Netadola, the Panamax bulk carriers Tonga, Iguana, Paragon, Samsara, Toro, Waikiki, Lanikai and Daytona and the Handmax bulk carriers Matira and Alona. These vessels are referred to as "Identified Vessels" in the prospectus dated February 3, 2005.

     After taking delivery of the remaining 2 vessels, Manasota and Mendocino, DryShips will have a fleet of 27 vessels consisting of 4 Capesize, 21 Panamax and 2 Handymax drybulk carriers aggregating 2.3 million dwt and with an average age of approximately 10 years.

Chartering Strategy

     The Board of Directors formulates the Company's chartering strategy, which is executed by the fleet managers, Cardiff Marine Inc., or Cardiff. Cardiff evaluates the chartering opportunities for each vessel, taking into account the strategy as discussed below, to ensure both revenue maximization and optimal positioning to take advantage of re-delivery opportunities. We, through Cardiff, actively manage the employment of our fleet between (i) the spot charter market (through voyage charters and trip time charters), which generally last from 10 days to four months, (ii) period time charters, which can last up to several years, and (iii) pools. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Pools have the size and scope to combine spot market voyages, trip time charters, period time charters and contracts of affreightment with freight forward agreements for hedging purposes, and perform more efficient vessel scheduling thereby increasing fleet utilization.

     This chartering strategy has given the Company the flexibility to take advantage of the high charter rates during the period. Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods of favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of high charter rates although we are exposed to the risk of declining charter rates. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers employed on period time charters.

Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations is based upon our unaudited consolidated condensed financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

     Revenue recognition. Our vessels are employed under a variety of charter contracts, including time charters, voyage charters and pool arrangements. Time charter revenues are recorded over the term of the charter as the service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro rata basis over the duration of the voyage. A voyage is deemed to commence upon completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. If a voyage is in progress at a reporting date, the operating results are estimated and recognized pro-rata on a per day basis. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year. The revenues and voyage expenses for all vessels operating under a tanker pool are aggregated by the pool manager and revenues, calculated on a time charter equivalent, or TCE basis, are allocated to the pool participants according to an agreed upon formula. We apply the same revenue and expense recognition principles described above in determining the pool revenues.

     Impairment of long-lived assets. The carrying value of the Company's vessels includes the original cost of the vessels plus amounts related to initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels may differ from the fair market value as market values fluctuate in response to changing charter rates and newbuilding costs.

     A review for potential impairment of vessels is performed annually or when events or circumstances indicate that their values may have declined. Management compares each vessel's carrying amount with its fair market values as provided by a reputable broker. Should this comparison indicate that impairment exists, because a vessel's carrying value is in excess of its fair market value, management makes assumptions about the future operations of the vessel in order to assess the recoverability of the vessel's carrying value. The assumptions are applied in a financial model whereby estimated future undiscounted cash flows for each vessel are compared to its carrying value. In the event that a vessel's carrying value exceeds the undiscounted future cash flows, an impairment charge is required, and the vessel's carrying value is written down to the fair market value as determined above. While management believes that the assumptions made are reasonable and appropriate, the assumptions are inherently subjective and estimated cash flows may be affected by factors beyond the company's control such as overall market and economic trends, new regulations and other changes. As a consequence, estimations may differ considerably from actual results and a material impairment loss in a future period may result.

     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard after considering their estimated residual scrap values. While we believe that a 25-year depreciable life is reasonable and consistent with that of other companies in our industry, it is ultimately dependent on customer demand and should this, or industry regulation change, the useful life of certain or all vessels may require revision. Actual scrap values are dependent on both the worldwide demand for steel and where in the world the vessel is scrapped. Managements' estimate of scrap value may differ from actual scrap proceeds. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted on the date such regulations become effective.

     Amortization of dry docking costs. Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 to 60 months. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard, cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock, cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the estimated period between scheduled drydocks. Management uses its judgment when estimating the period between drydockings performed and should a vessel's drydock take place prior to its next scheduled drydock, an adjustment to the estimated amortization of the drydocking expense can result. If a vessel is sold before its scheduled drydock, the remaining deferred balance relating to the vessel is included in the calculation of the resulting gain or loss in the period of the vessel's sale.

     Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest quality, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Factors Affecting Our Results of Operations

     We believe that the important measures for analyzing trends in the results of our operations consist of the following:


     o Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

     o Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

     o Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

     o Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

     o Time Charter Equivalent. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers.

Basis of Presentation and General Information

     Voyage revenues. Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier transportation market and other factors affecting spot market charter rates for drybulk carriers.

     Voyage expenses. Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. We pay commissions on all chartering arrangements of 1.25% to Cardiff plus additional commission to other brokers involved in the transaction. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period.

     Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased in line with the enlargement of our fleet. We expect these expenses to increase further during 2005 following our acquisition of the 11 identified Vessels and 10 additional vessels. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, or inflationary increases may also cause these expenses to increase.

     Depreciation. We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. Should the estimated useful life require revision either due to new regulations or other reasons, depreciation charges may change.

     Amortization of deferred dry-docking costs. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of future scheduled drydockings.

     Management fees. These are the fees that we pay to Cardiff Marine Inc. under our management agreement with them for the technical and commercial management that they perform on our behalf. The fee is $650 per vessel per day that is payable monthly in advance and is adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter.

     General and administrative expenses. These expenses consist of professional fees, office supplies, advertising costs, directors' liability insurance, reimbursement of our directors' and officers' travel-related expenses. General and administrative expenses will increase following the completion of our initial public offering in February 2005 due to the duties typically associated with public companies.

Results from Operations

     The Company operated the following types of vessel during the two month period to December 31, 2004:

Vessel Type                            Capesize    Panamax     Total
-----------                            --------    -------     -----

Average number of vessels                   1          5           6
Number of vessels at end of period          1          5           6
Dwt at end of period (in thousands)     166.1      348.8       514.9
Percentage of total fleet                32.6%      67.4%        100%
Average age at end of period (years)     20.5       17.6        18.1

     The contributions of the vessels to the results for the two months to December 31, 2004 were as follows:

Vessel Type                             Capesize    Panamax     Total
-----------                             --------    -------     -----

Utilization in period                        100%       100%      100%
TCE per ship per day                   $  67,930     34,162    39,790
Operating expenses per ship per day    $   5,069      4,744     4,798

Voyage revenues ($ thousand)           $   4,475     11,224    15,699
Net income - ($ thousand)              $   3,339      7,517    10,856
Voyage days                                   61        305       366
Calendar days                                 61        305       366

Discussion of the results for the two month period ended December 31, 2004.

     Voyage revenues. Voyage revenues for the two month period were $15.7 million. Our initial fleet of 6 vessels operated throughout the period, with no off-hire days, generating an average TCE rate per vessel of $39,790. This is a significantly higher rate than that of prior periods and the increase is due entirely due to higher charter rates at the end of 2004.

     Voyage expenses. Voyage expenses for the two month period were $1.1 million, of which $0.7 million related to commissions. At 4.5% of voyage revenues, commissions remain in line with prior period charges. The remaining voyage expenses of $0.4 million relate almost entirely to the expenses incurred by Mostoles which was the only vessel to operate on voyage charter during the period.

     Vessel operating expenses. Vessel operating expenses were $1.8 million for the two-month period. Daily vessel operating expenses per vessel were $4,798.

     Depreciation and amortization. Depreciation and amortization for the period was $1.1 million. As no new vessels were acquired or sold during the two month period, the depreciation charge for the two-month period remains in line with the charge in prior periods. The vessels Striggla, Shibumi and Lacerta underwent drydockings during 2004 and the amortization charge for the period reflects the resultant increase in deferred drydocking costs.

     Management fees. These are the fees we pay to Cardiff Marine Inc. under our management agreement with them. As of December 31, Cardiff charged us $650 per day per vessel totalling approximately $0.2 million for the two-month period.

     Interest and finance costs, net. Interest and finance costs, net for the period were $0.5 million. Of this amount, $0.3 million relates to interest incurred on the loans for the period and $0.2 million relates to loan fees and expenses paid and deferred loan fees written-off during the period.

     Net income. Net income was $10.9 million for the two-month period.

Liquidity and capital resources

     Historically our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, as well as future equity financings to implement our growth plan. If we acquire additional vessels beyond those as discussed in "Overview" above, we will rely on new debt, proceeds from future offerings and revenues from operation to meet our liquidity needs going forward.

     Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Cash Flows

     As of December 31, 2004, we had a cash balance, net of restricted cash, of $8.4 million. Working capital is current assets minus current liabilities, including the current portion of long-term debt. The current portion of long-term debt included in our current liabilities was $15.0 million as of December 31, 2004. The working capital deficit was $12.6 million as of December 31, 2004 due to the declaration of dividends to our existing shareholders, which was given retroactive effect in our financial statements for the fiscal year ended October 31, 2004, and prior to our initial public offering which was completed on February 3, 2005. Of the $69.0 million dividend declared,, $18.0 million was still payable as of December 31, 2004. An additional $10.74 million was paid on February 8, 2005 and the remainder will be paid on or around May 24, 2005.

     Net cash from operating activities. Our net cash from operating activities for the period was $54.1 million. This is attributable to the improved trading conditions which contributed net income of $10.9 million and $40.6 million of amounts due from Cardiff Marine Inc. that were settled and used to pay existing shareholders part of the $69 million dividend outstanding as of October 31, 2004.

     Net cash used in financing activities. Net cash used in financing activities was $51.9 million. This mainly relates to the dividend of $51.0 million that was paid to the existing shareholders on December 23, 2004. During the period we also repaid $17.4 million of existing loans, while we drew down $15.0 million from the $160.0 million tranche of the credit facility discussed in Note 4b to the unaudited consolidated condensed financial statements.

Debt Financing

     We operate in a capital intensive industry which requires significant amounts of investment and we fund a major portion of this investment through long term debt. Our Company maintains debt levels we consider prudent based on our cash flow, interest coverage and percentage of debt to capital.

     During December 2004 and January 2005, we restructured loans of $7.2 million and $68.1 million, respectively in which our subsidiaries were co-borrowers and jointly and severally liable, with other companies that are our and Cardiff's affiliates, for all obligations to the lenders under loans incurred to finance the purchase of vessels owned by our subsidiaries and other vessels owned by those affiliated companies. As a result, currently, our subsidiaries are only liable for amounts borrowed to finance the acquisition of their vessels.

     As of December 31, 2004, after considering the loan restructuring discussed in the preceding paragraph, we had two outstanding loans with a combined outstanding balance of $40.7 million. These loans have maturity dates between 2010 and 2014. (See tables below). After the debt restructuring described above was completed, the scheduled annual principal payments for our outstanding loans are as follow:

Year ended
December 31,            A                 B                TOTAL

2005            $        4,034     $       1,641     $        5,675
2006                     3,234             2,062              5,296
2007                     3,234             1,688              4,922
2008                     3,234             1,266              4,500
2009                     3,234             1,125              4,359
Thereafter               8,779             7,218             15,997

TOTAL           $       25,749     $      15,000     $       40,749
=====              ===========       ===========       ============

     The scheduled quarterly principal payments during 2005 for our outstanding loans are as follows:

2005                    A                 B                TOTAL

Q1              $           -      $           -      $            -
Q2                      2,017                547               2,564
Q3                          -                547                 547
Q4                      2,017                547               2,564

TOTAL           $       4,034      $       1,641      $        5,675
=====             ===========        ===========        ============

New Credit Facilities

     We have negotiated the terms of the following new senior secured credit facilities:

     In November 2004 the Company accepted an offer letter from two banks, in which the banks agreed, subject to the conclusion of our initial public offering, to provide us with a new senior secured credit facility of $185,000 divided into two tranches of $160,000 and $25,000, respectively. In December 2004 we utilized $15,000 of the $160,000 tranche to refinance the loans of Hydrogen, Silicon and Oxygen. The remaining $145,000 of the tranche was used to partially finance the acquisition cost of nine identified vessels. In addition, in April 2005 we have cancelled the $25 million revolving credit facility portion of the $185 million loan facility which was to be used for general working capital purposes.

     A $200 million revolving syndicated credit facility. The first drawdown on this facility was made in March 2005. $150 million of the facility is financed with one bank and was used for financing a portion of the purchase price of the vessels Sonoma, Mendochino, Catalina, Belmonte, and Daytona and the mortgaging of the vessel Striggla. Of the remaining $50 million, approximately $24 million was used in May 2005 to refinance the then outstanding loans for Lacerta and Panormos and the remaining amount will be used for working capital purposes.

     A $120 million credit facility to finance a portion of the purchase price of the vessels Manasota, Coronado and Xanadu. The first drawdown on this facility was made in March 2005 and the loan is repayable in variable consecutive quarterly instalments over a period of 10 years.

     A $93 million credit facility to finance a portion of the purchase price of the vessels Alameda, Linda Oldendorff and La Jolla. The first drawdown on this facility was made in March 2005 and the loan is repayable in variable consecutive quarterly instalments over a period of 10 years.

     A $19 million loan to finance a portion of the purchase price of the vessel Iguana. This loan was drawn down in March 2005 and is repayable in variable consecutive quarterly instalments over a period of 10 years. Initially, the purchase of this vessel was to be partially financed by the loan described in
Note 4b, but with the consent of the lenders, it was subsequently substituted with the vessel Netadola in that loan facility.

     All of our loan agreements contain restrictive covenants as to cash on hand, net worth, maintenance of specified financial ratios and collateral values. They also restrict the amounts of certain payments such as dividends. We are currently in compliance with all covenants. For further discussion of the loans, please refer to Note 4 of the accompanying unaudited condensed consolidated financial statements.

Dividend Policy

     Our policy is to declare and pay quarterly dividends to shareholders from our net profits each January, April, July and October, beginning July 2005, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. From time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income, as the Board of Directors deems appropriate.

     Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

Quantitative and Qualitative Disclosure of Market Risk

     In the normal course of business, the Company faces risks that are non-financial or non-quantifiable. Suck risks principally include country risk, credit risk and legal risk. The operations of the Company may be affected from time to time in varying degrees by these risks but their overall effect on the Company is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:

Interest Rate Fluctuation Risk

     The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. We do not use financial instruments such as interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and increasing interest rates could adversely impact future earnings.

     As at December 31, 2004, excluding the related party loans of $68.1 million restructured in January 2005, we had $40.7 million of floating rate debt outstanding with margins over LIBOR ranging from 1.1% to 1.62%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the two-month period to December 31, 2004 by approximately $70,000 based upon our weighted average debt outstanding during the two month period ended December 31, 2004.

Foreign Exchange Rate Risk

     The international drybulk industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 28% of our expenses in currencies other than U.S. dollars. At December 31, 2004, approximately 27% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euro. The Company does not make use of currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market-rate fluctuations is unlikely to be material. Foreign currency losses for the two month period to December 31, 2004 were $9,000.

Commodity Price Risk

     We are exposed to commodity price risk on bunker (fuel) purchases. As the majority of our revenue is derived from spot charters however, this exposure is generally passed on to the charterer. As such we believe that our results will not be materially affected by changes in bunker prices movements and we do not use commodity futures contracts to manage purchase price risk. Should our chartering strategy change however, our exposure to commodity risk may increase.

Inflation Risk

     The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. The Company does not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Off-Balance Sheet Arrangements

     The Company has no off-balance sheet arrangements.

Subsequent Events

     (a) Initial public offering: On February 8, 2005, the Company closed its initial public offering and issued 14,950,000 shares at $18 per share. Net of underwriting fees, the Company received approximately $250 million in exchange for the shares issued. Expenses related to the offering, excluding underwriting discounts and commissions paid, were approximately $2.0 million. The Company currently has 30,350,000 shares outstanding. The 1,277,778 shares that were to be used to purchase one of the 11 Identified vessels from an unaffiliated third party as described in our Prospectus dated February 3, 2005 have been cancelled. The vessel, Daytona, was purchased for cash in April 2005.

     (b) Acquisition of vessels: As of May 20, 2005, the Company has taken delivery of the Capesize bulk carrier Netadola, the Panamax bulk carriers Tonga, Iguana, Paragon, Samsara, Toro, Waikiki, Lanikai and Daytona and the Handmax bulk carriers Matira and Alona. These vessels are referred to as "Identified Vessels" in the prospectus dated February 3, 2005.

     In March 2005, the Company announced that it had also agreed to acquire an additional 10 vessels for an aggregate purchase price of approximately $520.0 million from unaffiliated third parties. These vessels consist of 2 Capesize drybulk carriers and 8 Panamax drybulk carriers. As of May 20, 2005 the company has taken delivery of 7 of the Panamax drybulk carriers, Coronado, Xanadu, La Jolla, Catalina, Belmonte, Sonoma,and Linda Oldendorff and one of the Capesize drybulk carriers, Alameda. After taking delivery of the remaining 2 vessels, Manasota and Mendocino, DryShips will have a fleet of 27 vessels consisting of 4 Capesize, 21 Panamax and 2 Handymax bulk carriers aggregating 2.3 million dwt and with an average age of approximately 10 years.

     (c) Loan Agreements: We have negotiated the terms of the following new senior secured credit facilities:

     A $200 million revolving syndicated credit facility. The first drawdown on this facility was made in March 2005. $150 million of the facility is financed with one bank and was used for financing a portion of the purchase price of the vessels Sonoma, Mendochino, Catalina, Belmonte, and Daytona and the mortgaging of the vessel Striggla.Of the remaining $50 million, approximately $24 million was used in May 2005 to refinance the then outstanding loans for Lacerta and Panormos and the remaining amount will be used for working capital purposes.

     A $120 million credit facility to finance a portion of the purchase price of the vessels Manasota, Coronado and Xanadu. The first drawdown on this facility was made in March 2005 and the loan is repayable in variable consecutive quarterly instalments over a period of 10 years.

     A $93 million credit facility to finance a portion of the purchase price of the vessels Alameda, Linda Oldendorff and La Jolla. The first drawdown on this facility was made in March 2005 and the loan is repayable in variable consecutive quarterly installments over a period of 10 years.

     A $19 million loan to finance a portion of the purchase price of the vessel Iguana. This loan was drawndown in March 2005 and is repayable in variable consecutive quarterly installments over a period of 10 years. Initially, the purchase of this vessel was to be partially financed by the loan described in
Note 4b, but with the consent of the lenders, it was subsequently substituted with the vessel Netadola in that loan facility.

     In addition, in April 2005 we have cancelled the $25 million revolving credit facility portion of the $185 million loan facility which was to be used for general working capital purposes (see Note 4b of the accompanying unaudited consolidated condensed financial statements).

     As discussed above, during December 2004 and January 2005, we restructured the loans in which our subsidiaries were co-borrowers and jointly and severally liable, with other companies that are our and Cardiff's affiliates, for all obligations to the lenders under loans incurred to finance the purchase of vessels owned by our subsidiaries and other vessels owned by those affiliated companies. As a result, currently, our subsidiaries are only liable for amounts borrowed to finance the acquisition of their vessels.

     (d) Other Agreements: The Company entered into a rental agreement with the Company's Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning January 1, 2005 with an option for an extension of five years. The annual rental is approximately $19,000 (Euro 14,000) including common building expenses and adjusted annually for inflationary increases.

     (e) Distribution of Dividends: The Company declared a dividend of $69.0 million to existing shareholders during December 2004. Of this amount, a dividend of $51.0 million was paid during December 2004 from the amounts due from Cardiff Marine Inc. and also from the Company's cash on hand. A further $10.74 million was paid on February 8, 2005 and the balance of $7.25 million will be paid on or around May 24, 2005.

     (f) Change in Fiscal Year: During February, 2005 the Company changed its financial year end from October 31 to December 31.

     Item 6.   Directors, Senior Management and Employees

               Not applicable

     Item 7.   Major Shareholders and Related Party Transactions

               Not applicable

     Item 8.   Financial Information

               Item 8.A.7. Information on legal or arbitration proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually or in the aggregate, is not material to us.

     Item 9.   The Offer and Listing

               Not applicable

     Item 10.  Additional Information

               Not applicable

     Item 11.  Quantitative and Qualitative Disclosures About Market Risk

               Not applicable

     Item 12.  Description of Securities Other than Equity Securities

               Not applicable

================================================================================

                                     PART II

     Item 13.  Defaults, Dividend Arrearages and Delinquencies

                    Neither we nor any of our subsidiaries have been party to a material default in the payment of principal, interest, a sinking fund or purchase fund instalment or any other material default that was not cured within 30 days. In addition, the payments of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

     Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

                    Our registration statement on Form F-1 (File No.
               333-122008), relating to our initial public offering of 14,950,000 of our common stock, including the underwriters' over-allotment option of 1,950,000, was declared effective by the SEC on February 2, 2005. The offering date was February 3, 2005. Cantor Fitzgerald & Co., Hibernia Southcoast Capital, Inc., Oppenheimer & Co. Inc., Dahlman Rose & Company, LLC and HARRISdirect, LLC acted as the managing underwriters for the offering. The aggregate price of the offering amount registered was $269,100,000. All 14,950,000 registered shares were sold at a public offering price of $18.00 with gross offering proceeds totaling $269,100,000.

                    The discount to the underwriters was $1.08 per common share for a total underwriting discount of $16,146,000 and we incurred other expenses (including filing, legal and accounting fees) of approximately $2,000,000, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our common shares. The total net proceeds to us from the offering were approximately $250,000,000.

                    As of the date of this 20-F, we have used all the net
               proceeds of the offering to pay a portion of the approximately $664,000,000 of the aggregate purchase price of the 18 vessels.

     Item 15.  Controls and Procedures

               Not applicable

     Item 16A. Audit Committee Financial Expert

               Not applicable

     Item 16B. Code of Ethics

               Not applicable

     Item 16C. Principal Accountant Fees and Services

               Not applicable

     Item 16D. Exemptions from the Listing Standards for Audit Committees

               Not applicable

     Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

               Not applicable

================================================================================

                                    PART III

     Item 17.  Financial Statements

               Not applicable.  See Item 18.

     Item 18.  Financial Statements

               Reference is made to pages F-1 through F-13 incorporated herein.

     Item 19.  Exhibits

               Not applicable.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                      DRYSHIPS INC.

                                      /s/ Christopher Thomas
                                      ------------------------------

                                      Name:     Christopher Thomas

                                      Title:    Chief Financial Officer

                                      Date:     May 20, 2005

                                  DRYSHIPS INC.
       INDEX TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



                                                                           Page
                                                                           ----

Consolidated Condensed Balance Sheet at December 31, 2004                  F-1


Consolidated Condensed Statement of Income for the two-month
 period ended December 31, 2004                                            F-2

                                                                           F-3
Consolidated Condensed Statement of Stockholders' Equity for
 the two-month period ended December 31, 2004
                                                                           F-4
Consolidated Condensed Statement of Cash Flows for the two month period ended December 31, 2004

Notes to Consolidated Condensed Financial Statements                       F-5

================================================================================

DRYSHIPS INC.
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
AT DECEMBER 31, 2004
(Expressed in U.S. Dollars - except for share and per share data)

ASSETS
CURRENT ASSETS:
               Cash and cash equivalents                              8,371
               Restricted Cash                                          463
               Accounts receivable, trade                             2,069
               Due from related parties                              13,369
               Inventories                                              409
               Other current assets                                     732
                                                                 -----------
                     Total current assets                            25,413
                                                                 -----------
FIXED ASSETS:
               Vessels, net                                          50,880
OTHER NON CURRENT ASSETS
               Due from related parties                              58,740
               Deferred charges, net                                  3,007
                                                                 -----------
                     Total assets                                   138,040
                                                                 ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
               Current portion of long-term debt                     15,004
               Dividends payable                                     17,993
               Trade Accounts payable                                 2,101
               Due to related parties                                   214
               Other current liabilities                              2,657
                                                                 -----------
                     Total current liabilities                       37,969

                                                                 -----------
LONG-TERM DEBT, net of current portion                               93,589
                                                                 -----------
STOCKHOLDERS' EQUITY:
               Common Stock, $0.01 par value; 75,000,000 shares
               authorized; 15,400,000 shares issued and
               outstanding                                              154
               Additional paid-in capital                            13,465
               Accumulated deficit                                   (7,137)
                                                                 -----------
                     Total stockholders' equity                       6,482
                                                                 -----------
                     Total liabilities and stockholders' equity     138,040
                                                                 ===========

DRYSHIPS INC.
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

REVENUES:
     Voyage revenues                                                   15,699
                                                                 -------------
EXPENSES:
     Voyage expenses                                                    1,136
     Vessel operating expenses                                          1,756
     Depreciation                                                         808
     Amortization of deferred dry-docking costs                           326
     Management fees charged by related party                             238
     Foreign currency losses                                               36
     General and administrative expenses                                   31
                                                                 -------------
     Operating Income                                                  11,368
                                                                 -------------

OTHER INCOME (EXPENSES):
     Interest and finance costs                                          (515)
     Interest income                                                        8
     Other, net                                                            (5)
                                                                 -------------
     Total other income (expenses), net                                  (512)
                                                                 -------------
Net Income                                                             10,856
                                                                 =============
Earning per share, basic and diluted                                     0.70
                                                                 =============
Weighted average number of shares, basic and diluted               15,400,000
                                                                 =============


DRYSHIPS INC.
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                        Capital Stock
                                                     ---------------------     Additional     Retained
                                  Comprehensive       # of          Par         Paid-in       Earnings
                                      Income         Shares        Value       Capital       (Deficit)        Total
                                  ---------------    ----------    -------    -----------    -----------    ----------
BALANCE, October 31, 2004                            15,400,000       154         13,465       (17,993)       (4,374)

Net income                                10,856             -          -              -        10,856         10,856
                                  ---------------
Comprehensive income                      10,856
                                  ===============

                                                     ----------    -------    -----------    -----------    ----------
BALANCE, December 31, 2004                           15,400,000       154         13,465        (7,137)         6,482
                                                     ==========    =======    ===========    ===========    ==========


DRYSHIPS INC.
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

Cash Flows from Operating Activities:
       Net income                                                       10,856
       Adjustments to reconcile net income to net cash
          provided by operating activities:
          Depreciation                                                     808
          Amortization of deferred dry-docking costs                       326
          Amortization and write-off of deferred financing costs           112
       Decrease in the amount due from related parties                  40,563
       Change in other operating assets and liabilities                  1,436
                                                                    -----------
Net Cash from Operating Activities                                      54,101
                                                                    -----------

Cash Flows from Investing Activities:
Net Cash from Investing Activities                                           -
                                                                    -----------
Cash Flows from Financing Activities:
       Decrease in restricted cash                                       1,107
       Proceeds from long-term debt                                     15,431
       Repayment of long-term debt                                     (17,432)
       Dividends paid                                                  (51,007)
                                                                    -----------
Net cash used in Financing Activities                                  (51,901)
                                                                    -----------
Net increase in cash and cash equivalents                                2,200
Cash and cash equivalents at beginning of period                         6,171
                                                                    -----------
Cash and cash equivalents at end of period                               8,371
                                                                    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
       Cash paid during the period for:
          Interest payments                                                236
       Non-cash financing activities:
          Liabilities released in connection with joint
             and several borrowings with related parties                 4,342

1.   Basis of Presentation and General Information:

     The accompanying unaudited consolidated condensed financial statements include the accounts of DryShips Inc. and its wholly owned vessel owning subsidiaries listed below (collectively the "Company"). DryShips Inc. was formed on September 9, 2004, under the laws of Marshall Islands. On October 18, 2004, DryShips Inc. acquired, indirectly, all outstanding shares of the vessel owning companies and increased its common stock (as discussed in Note 5) by issuing 15,400,000 shares to Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each vessel owning company was, indirectly, wholly owned by the Foundation prior to the transfer of ownership of these vessel owning companies to DryShips Inc. Accordingly, the financial statements of the Company have been presented using combined historical carrying costs of the assets and liabilities of the vessel owning companies.

     (a) Helium Shipping Co. Ltd. ("Helium"), incorporated in Malta on October 15, 1997, owner of the Maltese flag 64,747 DWT (built in 1982), bulk carrier vessel "Striggla", which was acquired on October 12, 1999 and Philadelphia Shipping Co. Ltd. ("Philadelphia") incorporated in Malta on January 20, 1998 owner of vessel "Striggla" for the period from December 11, 1997 to October 12, 1999.

     (b) Hydrogen Shipping Co. Ltd. ("Hydrogen") incorporated in Malta on October 15 1997, owner of the Maltese flag 75,395 DWT (built in 1981), bulk carrier vessel "Mostoles", which was acquired on July 2, 1999 and Taranto Shipping Co. Ltd. ("Taranto") incorporated in Malta on February 13, 1998, owner of vessel "Mostoles" for the period from February 16, 1998 to July 2, 1999.

     (c) Oxygen Shipping Co. Ltd. ("Oxygen"), incorporated in Malta on October 15, 1997, owner of the Maltese flag 166,058 DWT (built in 1984) bulk carrier vessel "Shibumi", which was acquired on July 27, 2000. Oxygen was the previous owner of vessel Mostoles for the period from January 20, 1998 to February 16, 1998.

     (d) Silicon Shipping Co. Ltd. ("Silicon") incorporated in Malta on October 15, 1997, owner of the Maltese flag 65,081 DWT (built in 1982) bulk carrier vessel "Flecha", which was acquired on February 25, 2000.

     (e) Annapolis Shipping Co. Ltd. ("Annapolis") incorporated in Malta on January 20, 1998, owner of the Maltese flag 71,862 DWT (built in 1994) bulk carrier vessel "Lacerta", which was acquired on April 17, 2003 and Maribus Shipping Co. Ltd. ("Maribus") incorporated in Malta on March 5, 1991 owner of vessel "Lacerta" for the period from October 11, 2000 to April 17, 2003.

     (f) Blueberry Shipping Co. Ltd. ("Blueberry") incorporated in Malta on May 16, 2003, owner of the Maltese flag 71,747 DWT (built in 1995) bulk carrier vessel "Panormos", which was acquired on December 1, 2003.

     The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of the bulk carrier vessels mentioned above. During the period there were no acquisitions or disposals of vessels. All the Company's vessels, with a total carrying value of $50,880 at December 31, 2004, have been provided as collateral to secure the loans discussed in Note 4.

     The operations of the vessels are managed by Cardiff Marine Inc. (the "Manager"), a related Liberian corporation. The Manager has an office in Greece located at 80, Kifissias Avenue 151 25 Athens, Greece. The Manager provides the Company and other related ship-owning companies with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a fixed fee. In addition, the management agreement with the Manager provides that Drybulk S.A, a related Liberian corporation, acts as the charter and sales and purchase broker of the Company in exchange for a commission on all freights, hires, demurrages and gross sale or purchase price of vessels (Note 2). The majority shareholding (70%), of the Manager and Drybulk S.A., is owned by Entrepreneurial Spirit Foundation, a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries. The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of the Company's Chief Executive Officer.

     During the two-month period, four charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer
A ...................................................................  26%
B ...................................................................  20%
C ...................................................................  16%
D ...................................................................  12%

2.   Transactions with Related Parties:

     The amounts shown in the accompanying consolidated balance sheets as to Due from/to related parties are analyzed as follows:


Current assets
Cardiff Marine Inc..............................................      4,000
Joint and several borrowers (Note 4)............................      9,369

                                                                     13,369

Non-current assets
Joint and several borrowers (Note 4)............................     58,740

Current liabilities
Drybulk S.A.....................................................        214

(a) Cardiff Marine Inc. and Drybulk S.A: As discussed in Note 1, the ship-owning companies have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel. These agreements were renewed on October 18, 2004, with an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing. Under the management agreement, Drybulk S.A. acts as the charter and sale and purchase broker of the Company in exchange for a commission. The fees charged by the Manager for the two-month period ended December 31, 2004 amounted to $238 and this amount is separately reflected in the accompanying consolidated statements of operations. Chartering and brokerage commissions charged by Drybulk S.A for the two-month period ended December 2004 totalled $231, and this amount is included in voyage expenses in the accompanying consolidated statement of income. The Manager maintains and handles the majority of the cash generated from vessels' operations. The account with the Manager at the balance sheet date consists of the balance of collections and payments made by the Manager on behalf of the Company's vessels.

(b) Joint and several borrowers: The Company along with a number of other related ship-owning companies, the total (100%) shareholding of which is ultimately owned by Entrepreneurial Spirit Foundation, a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries, participate in a loan agreement as joint and several borrowers (Note 4a). In the event that any borrower is not able to service the above loan agreements, the lender may accelerate the debt and foreclose on the Company's mortgaged vessels. The amounts disclosed above as due from joint and several borrowers, reflect the drawings of the loan by the related ship-owning companies, net of any payments made by such companies as of the balance sheet date.

3.   Inventories:

     The amount shown in the accompanying consolidated balance sheet is analyzed as follows:

Bunkers ........................................................           118
Lubricants .....................................................           241
Victuals .......................................................            50
                                                               ---------------
Total                                                                      409
                                                               ===============

4.   Long-term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                      Related
Borrower(s)                              Company      Parties        Total

(a) Annapolis and Blueberry               25,567      68,109         93,676
(b) Hydrogen, Silicon and Oxygen          14,917          --         14,917
                                        --------    --------      ---------
        Total                             40,484      68,109        108,593
        Less--current portion             (5,635)     (9,369)       (15,004)

        Long-term portion                 34,849      58,740         93,589

Loan (a): In November 2003, Annapolis and Blueberry together with three other related ship-owning companies concluded a bank loan agreement for an amount of up to $85,733 in order to refinance prior indebtedness of the vessel Lacerta, to partially finance the acquisition cost of the vessel Panormos ($20,000 drawn in December 2003) and to refinance prior indebtedness of the related companies. In March 2004 the loan was restructured by a loan agreement concluded by Annapolis and Blueberry together with four other related ship-owning companies for an amount of up to $104,233 to partially finance the acquisition cost of a vessel acquired by one of the related companies. In September 2004, the loan was further restructured by a loan agreement concluded by Annapolis and Blueberry together with four other related ship-owning companies for an amount of up to $123,519 to partially finance the acquisition cost of a vessel acquired by one of the related companies. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the two-month period to December 31, 2004 was 3.64%, while at December 31, 2004 the interest rate (including the margin) was 4.04%. The outstanding loan balance at December 31, 2004, of $93,676 is repayable in variable consecutive semi annual installments from January 2005 through September 2012 plus four balloon payments of $25,004 ($6,162 for Annapolis and Blueberry, combined, and $18,842 for the related parties) payable together with the last installment for each company. The related parties are Sidoti Shipping Company Ltd., Musk Shipholding Inc., Sea Glory Navigation Ltd., and Rivel Camel Shipping Company Ltd.

     During January 2005, the guarantees relating to these loans were released in exchange for a corporate guarantee by DryShips Inc. and the cross-collateralizations with Sidoti Shipping Company Ltd., Musk Shipholding Inc., Sea Glory Navigation Ltd. and Rivel Camel Shipping Company Ltd., were withdrawn.

     Loan (b): In November 2004 the Company accepted an offer letter from two banks, in which the banks agreed, subject to the conclusion of the initial public offering as discussed in Note 9, to provide the Company with a new senior secured credit facility of $185,000 divided into two tranches of $160,000 and $25,000, respectively. Management has utilized $15,000 of the $160,000 tranche to refinance the loans of Hydrogen, Silicon and Oxygen. The remaining $145,000 of the tranche was used to partially finance the acquisition cost of nine identified vessels. The $160,000 tranche of the loan will be payable in 36 variable consecutive quarterly installments commencing no later than June 30, 2005, together with a final instalment of $29,000 payable nine years after the execution of the credit facility. A $25,000 tranche, which was arranged as a reducing revolving loan facility to be used for general working capital purposes, was subsequently cancelled (see note 9c). The facility will bear interest at LIBOR plus a spread and will be secured by a first priority mortgage over the vessels involved.

     The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the two-month period to December 31, 2004 was 3.73%, while at December 31, 2004 the interest rate (including the margin) was 3.78%.

     The new credit facility, among others, will contain financial covenants requiring the Company to ensure that the aggregate value of the mortgaged vessels at all times exceed 135% of the aggregate outstanding principal amount under the new credit facility and to maintain minimum cash balances with one of the lenders in the amount of $400 per vessel at all times.

     The Company will not be permitted without the prior written approval of the lenders to pay dividends exceeding 50% of the net profit of the related period if after the payment of such dividends the total liabilities exceed 60% of market value adjusted total assets.

     The loans discussed above are secured as follows:

     o    First priority mortgages over the borrowers vessels;
     o First priority assignment of all insurances and earnings of the mortgaged vessels;
     o    Pledge of shares;
     o    Corporate guarantee of the DryShips Inc.

     The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the lender's prior consent as well as minimum requirements regarding the hull cover ratio. In addition, DryShips Inc. and its subsidiaries are permitted to pay dividends as long as:
(a) the aggregate payments made by DryShips Inc. or a subsidiary does not exceed 50% of its or the subsidiaries' net profit for the related period; (b) if after such payment DryShips Inc.'s or its subsidiaries' total liabilities do not exceed 60% of their respective market value adjusted total assets; and (c) neither DryShips Inc. nor any of its subsidiaries are in default of any credit facility covenant.

     Interest expense for the two-month period to December 31, 2004 amounted to $255 and is included in interest expense and finance costs in the accompanying consolidated statement of income.

     The annual principal payments required to be made after December 31, 2004, are as follows:

                                                      Related
 Year ended December 31,               Company        Parties         Total

2005 ............................         5,675       9,369            15,044
2006 ............................         5,296       7,869            13,165
2007 ............................         4,922       7,369            12,291
2008 ............................         4,500       9,179            13,679
2009 ............................         4,359       5,300             9,659
Thereafter ......................        15,997      29,023            45,020
                                        --------    --------         ---------
                                         40,749      68,109           108,858
Less unamortized financing fees            (265)         --              (265)
                                        --------    --------         ---------
                                         40,484      68,109           108,593

5.   Common Stock and Additional Paid-In Capital:

     The Company's common stock since inception and prior to the amendment of its articles of incorporation discussed below consisted of 500 shares authorized, issued and outstanding, of no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

     On October 18, 2004 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock increased to 75,000,000 shares (all in registered form) of common stock, par value $0.01 per share. In addition the Company within the context of its initial public offering discussed in Note 9, on October 18, 2004, cancelled the existing 500 shares with no par value and issued 15,400,000 shares with a $0.01 par value per share. The financial statements for all periods presented have been restated to reflect the issuance of the 15,400,000 shares

     The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes. There were no such contributions during the two-month period to December 31, 2004.

     On December 23, 2004 and within the context of the initial public offering discussed in Note 16, the Company decided to declare and pay dividends totaling $69.0 million ($4.48 per share) after obtaining the consents from its respective lending banks. As the above transaction represents distributions to existing shareholders prior to the initial public offering, the transaction was given retroactive effect in the accompanying 2004 consolidated balance sheet. Of the $69.0 million, $51.0 million was paid during December, by utilizing the amounts due from Cardiff Marine Inc. and also from the Company's cash on hand. See Note 9e for further discussion of the dividend payment.

6.   Earnings Per Common Share:

     The components of the calculation of basic earnings per share and diluted earnings per share for the two-month period to December 31, 2004 are as follows:

Income:
     Income available to common stockholders                    $      10,856
Basic earnings per share:
     Weighted average common shares outstanding                    15,400,000
Diluted earnings per share:
     Weighted average common shares--diluted                       15,400,000
Basic earnings per common share                                 $        0.70
Diluted earnings per common share                               $        0.70

7.   Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statement of income are analyzed as follows:

Voyage Expenses
Port charges                                                              230
Bunkers                                                                   158
Commissions charged by third parties                                      517
Commissions charged by a related party                                    231
                                                                      --------
                                                 Total                  1,136
                                                                      ========

Vessel Operating Expenses
Crew wages and related costs                                              834
Insurance                                                                 230
Repairs and maintenance                                                   196
Spares and consumable stores                                              486
Taxes and other                                                            10
                                                                      --------
                                                 Total                  1,756
                                                                      ========

8.   Interest and Finance Costs:

     The amount in the accompanying unaudited consolidated statement of income is analyzed as follows:

Interest on long-term debt                                                255
Bank charges                                                              148
Amortization and write off of financing fees                              112
                                                                      --------
                                               Total                      515
                                                                      ========

9.   Subsequent Events:

     (a) Initial public offering: On February 8, 2005, the Company closed its initial public offering and issued 14,950,000 shares at $18 per share. Net of underwriting fees, the Company received approximately $253 million in exchange for the shares issued. Expenses related to the offering, excluding underwriting discounts and commissions paid, were approximately $2 million. The Company currently has 30,350,000 shares outstanding. The 1,277,778 shares that were to be used to purchase one of the 11 Identified vessels from an unaffiliated third party as described in our Prospectus dated February 3, 2005 have been cancelled. The vessel, Daytona, was purchased for cash in April 2005.

     (b) Acquisition of vessels: During 2005, the Company has taken delivery of the Capesize bulk carrier Netadola, the Panamax bulk carriers Tonga, Iguana, Paragon, Samsara, Toro, Waikiki, Lanikai and Daytona and the Handmax bulk carriers Matira and Alona. These vessels are referred to as "Identified Vessels" in the prospectus dated February 3, 2005 and all eleven have now been delivered.

               In March 2005, the Company announced it had also agreed to acquire an additional 10 vessels for approximately $520.0 million from unaffiliated third parties. These vessels consist of 2 Capesize bulk carriers and 8 Panamax bulk carriers. As of May 20, 2005 the company has taken delivery of 7 of the Panamax bulk carriers, Coronado, Xanadu, La Jolla, Catalina, Belmonte, Sonoma,and Linda Oldendorff and one of the Capesize bulk carriers, Alameda. After taking delivery of the remaining 2 vessels, Manasota and Mendocino, DryShips will have a fleet of 27 vessels consisting of 4 Capesize, 21 Panamax and 2 Handymax bulk carriers aggregating 2.3 million dwt and with an average age of approximately 10 years.

     (c) New Loan Agreements: We have negotiated the terms of the following new senior secured credit facilities:

               A $200 million revolving syndicated credit facility. The first drawdown on this facility was made in March 2005. $150 million of the facility is financed with one bank and was used for financing a portion of the purchase price of the vessels Sonoma, Mendochino, Catalina, Belmonte, and Daytona and the mortgaging of the vessel Striggla. Of the remaining $50 million, approximately $24 million was used in May 2005 to refinance the then outstanding loans for Lacerta and Panormos and the remaining amount will be used for working capital purposes.

               A $120 million credit facility to finance a portion of the purchase price of the vessels Manasota, Coronado and Xanadu. The first drawdown on this facility was made in March 2005 and the loan is repayable in variable consecutive quarterly installments over a period of 10 years.

               A $93 million credit facility to finance a portion of the purchase price of the vessels Alameda, Linda Oldendorff and La Jolla. The first drawdown on this facility was made in March 2005 and the loan is repayable in variable consecutive quarterly installments over a period of 10 years.

               A $19 million loan to finance a portion of the purchase price of the vessel Iguana. This loan was drawn down in March 2005 and is repayable in variable consecutive quarterly installments over a period of 10 years. Initially, the purchase of this vessel was to be partially financed by the loan described in Note 4b, but with the consent of the lenders, it was subsequently substituted with the vessel Netadola in that loan facility.

               In addition, in April 2005, we have cancelled the $25 million revolving credit facility portion of the $185 million loan facility which was to be used for general working capital purposes (see Note 4b of the accompanying unaudited consolidated condensed financial statements).

               As discussed in Note 4, in January 2005, we restructured the loans outstanding as of December 31, 2004, in which our subsidiaries were co-borrowers and jointly and severally liable, with other companies that are our and Cardiff's affiliates, for all obligations to the lenders under loans incurred to finance the purchase of vessels owned by our subsidiaries and other vessels owned by those affiliated companies. As a result, currently, our subsidiaries are only liable for amounts borrowed to finance the acquisition of their vessels.

     (d) Other Agreements: The Company entered into a rental agreement with the Company's Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning January 1, 2005 with an option for an extension of five years. The annual rental is approximately $19 (Euro 14) including common building expenses and adjusted annually for inflationary increases.

     (e) Distribution of Dividends: As discussed in Note 5, the Company declared a dividend of $69.0 million to existing shareholders during the two-month period ended December 31, 2004. Of this amount, a dividend of $51.0 million was paid during December by utilizing the amounts due from Cardiff Marine Inc. and also from the Company's cash on hand. A further $10,743 was paid on February 8, 2005 and the remaining balance of $7,250 will be paid on or around May 3, 2005.

     (f) Change in Fiscal Year: During February 2005 the Company changed its financial year end from October 31 to December 31.



23113.0002 #573391