Form 20-F/A
period 2005-12-31
DryShips Inc.
filed 2006-05-01
CIK 1308858

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F/A

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

                                TABLE OF CONTENTS

PART I.................................................................... 4
------
  Item 1   Identity of Directors, Senior Management and Advisers...........4
  Item 2   Offer Statistics and Expected Timetable.........................4
  Item 3   Key Information.................................................4
  Item 4   Information on the Company.....................................15
  Item 4A. Unresolved Staff Comments..................................... 27
  Item 5.  Operating and Financial Review and Prospects...................26
  Item 6.  Directors and Senior Management................................40
  Item 7.  Major Shareholders and Related Party Transactions..............42
  Item 8.  Financial information..........................................44
  Item 9.  The offer and Listing..........................................45
  Item 10. Additional Information........................................ 46
  Item 11. Quantitative and Qualitative Disclosures about Market Risk.... 51
  Item 12. Description of Securities Other than Equity Securities........ 51
PART II.................................................................. 51
-------
  Item 13. Defaults, Dividend Arrearages and Delinquencies..................51
  Item 14. Material Modifications to the Rights of Security Holders and Use of
  Proceeds..................................................................51
  Item 15. Controls and Procedures..........................................51
  Item 16A. Audit Committee Financial Expert................................52
  Item 16B. Code of Ethics..................................................52
  Item 16C. Principal Accountant Fees and Services..........................52
  Item 16D. Exemptions from the Listing Standards for Audit Committees......52
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
  Purchasers................................................................52
PART III....................................................................53
--------
  Item 17. Financial Statements.............................................53
  Item 18. Financial Statements.............................................53
  Item 19. Exhibits.........................................................53

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

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 75,000,000 shares with par value $0.01 per share of which 30,350,000 shares are outstanding.

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

Additional vessels that we may acquire in the future may be managed by Cardiff or other unaffiliated management companies. Cardiff has sub-contracted all of the commercial management of our fleet i.e. chartering and sale and purchase of vessels, to an affiliated company, Drybulk S.A. ("Drybulk") which in turn receives the aforementioned chartering and sale and purchse fees. Our fleet management agreement has been approved by our Board of Directors, which is comprised of two executive directors and three independent directors. Any new vessel management agreements and any amendments to our existing management agreements, or extensions thereof, will be approved by our Audit Committee. Cardiff currently manages 52 vessels (nine of which are on bareboat charter) representing approximately 3.0 million dwt. The vessels in Cardiff's managed fleet consist of drybulk carriers, crude oil, oil products and chemical tankers.

In addition on November 8, 2005 and effective January 1, 2005, we entered into an agreement with Cardiff under which we pay a quarterly fee of $250,000 for services rendered by Cardiff in relation to our financial reporting requirements and the establishment and monitoring of internal controls over financial reporting.

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

During February and March 2005 we took delivery of eight second hand vessels, the Matira, Tonga, Iguana, Ocean Crystal, Toro, Paragon, Xanadu, and La Jolla with charter party arrangements attached, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the vessels we evaluated the charter contract assumed and recognized deferred revenue of $6.4 million with a corresponding increase in the vessels purchase price. The fair value of the assumed charters was determined based on reference to current market rates for similar contracts considering the remaining time charter period. Of the above mentioned vessels, four (Iguana, Ocean Crystal, Toro and Paragon) were acquired from companies that were beneficially owned by our Chief Executive Officer's sister, while the remaining four were acquired from third parties.

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

DEPRECIATION AND AMORTIZATION--


                                                       Year ended
                                                       ----------
                                           October 31 2004     December 31, 2005
(Dollars in thousands)                     ---------------     -----------------
Vessels depreciation expense                 $  4,735            $ 40,231
Amortization of drydockings                     1,716               2,379
                                             --------            --------

Total                                        $  6,451            $ 42,610
                                             ========            ========

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

MANAGEMENT FEES--Management fees totaled approximately $0.2 million for the two month period.

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

VOYAGE EXPENSES--Voyage expenses (including gains from bunkers on board relating to vessels employed under time charter agreements), which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $1.9 million, or 52.8%, to $5.5 million for 2004, compared to $3.6 million for 2003. This increase is primarily due to the increase in the amount of commissions paid, which increased $2.0 million or 153.8% to $3.3 million for 2004, from $1.3 million for 2003. Commissions are calculated as a percentage of voyage revenues.

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

DEPRECIATION AND AMORTIZATION--
                                               Year ended October 31,
                                               ----------------------
                                                  2003      2004
(Dollars in thousands)                            ----      ----
Vessels depreciation expense                   $ 3,580   $ 4,735
Amortization of drydockings                      1,664     1,716
                                               -------   -------
Total                                          $ 5,244   $ 6,451
                                               =======   =======

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

(1) As of December 31, 2005, we had five outstanding loans with a combined outstanding balance of $528.3 million (gross of unamortized deferred financing fees of $3.0 million), which were refinanced on March 31, 2006 through two loan agreements (see subsequent events below). The original loans have maturity dates between 2006 and 2011. The scheduled annual principal payments for our outstanding loans are as follow:

LOANS            160m       200m      92.94m    120.6m       19m
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

(2) We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO.

(3) In November 2004 we entered into an agreement with Tara Shipping Limited, an unrelated party, to charter-in the vessel "Darya Tara" for a minimum period of 36 months and a maximum of 38 months at a daily rate of $16,550. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16,750. Quantitative and Qualitative Disclosure of Market Risk Interest Rate Fluctuation

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

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

The loans will bear interest at LIBOR plus a margin and will be secured by a first priority mortgage over the vessels involved. We will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of our net income as evidenced by the relevant annual audited financial statements. However, for the fiscal year 2006, the amount of dividends we may pay cannot exceed the amount of $18.0 million. We may not make any additional dividend payments without the lenders' prior written consent. In April 2006, the Company drew down an amount of $526.6 million of the loans discussed above.

In March 2006 we exercised our purchase option for a second-hand drybulk carrier, Hille Oldendorff, a 2005 built, 55,566 dwt, Handymax drybulk carrier. The vessel will be purchased with a bareboat charter at $19,745 per day, net of commissions, until March 2007. The seller is an affiliated company of DryShips that acquired the vessel in late October 2005, at which time DryShips was granted an option to purchase the vessel. The vessel's purchase price ($40.76 million under a memorandum of agreement dated March 24, 2006) will be financed in part by up to $27.5 million under our new credit facility and $3.25 million pursuant to a sellers' credit for a period of nine to twelve months.

In April 2006, we entered into an agreement to acquire a second-hand drybulk carrier, Atacama, a 2001 built, 75,941 dwt, Panamax drybulk carrier. The vessel will be purchased with a timecharter attached at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008. The seller is an unaffiliated company. The vessel's purchase price ($35.4 million) will be financed with a draw down under our new term loan and short term credit facility.

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

Mr. Prokopios (Akis) Tsirigakis resigned as a member of our board of directors effective March 31, 2006.

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

C. Board Practices

The term of our Class B directors expires at the annual general shareholders meeting in 2006 and the term of our Class C directors expires at the annual general shareholders meeting in 2007. Our Class B director is Angelos Papoulias. An additional Class B director will be elected at the annual general shareholders meeting in 2006. Class C directors are Christopher J. Thomas and Nikolas P. Tsakos.

Committees of the Board of Directors

We have established an audit committee comprised of three independent directors (with one current vacancy): Angelos Papoulias and Nikolas P. Tsakos who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors.

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

                          Identity of            Amount        Percentage of
Title of Class            Person or Group        Owned         Common  Stock
--------------            ---------------        -----         ------  -----

Common Stock, par value   Elios Investments
$0.01 per share           Inc.*                  10,780,000     35.52%
                          George Economou**      13,552,000     44.65%
                          Neuberger Berman LLC    3,193,120     10.52%
                          Advice Investment
                          S.A.***                 2,772,000      9.13%
                          Magic Management
                          Inc.****                1,848,000      6.09%


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

In addition on November 8, 2005 and effective January 1, 2005 we concluded a contract of ongoing services with Cardiff, under which we pay a quarterly fee of $250,000 for services rendered by Cardiff in relation to our financial reporting requirements and the establishment and monitoring of internal controls over financial reporting.

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

C. Material Contracts

For a description of our two new loan agreements, see Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Subsequent Events.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

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


Item 19.   Exhibits

          (a) Exhibits

            Exhibit
            Number                    Description
            ------                    -----------

            1.1 Amended and Restated Articles of Incorporation of DryShips Inc.the Company (1)
            1.2   Amended and restated by-laws of the Company (1)
            2.1   Form of Share Certificate (2)
            4.1   Form of 2005 Stock Incentive Plan (2)
            4.2   Form of Management Agreement (1)
            4.3   Loan Agreement with Commerzbank (1)
            4.4   Senior Loan Agreement with HSH Nordbank AG (3)
            4.5   Junior Loan Agreement with HSH Nordbank AG (3)
            8.1   Subsidiaries of the Company
            12.1  Rule 13a-14(a)/15d-14(a) Certification of Chief Executive
                  Officer
            12.2  Rule 13a-14(a)/15d-14(a) Certification of Chief Financial
                  Officer
            13.1  Certification of Chief Executive Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
            13.2  Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
            15.1  Consent of Independent Registered Public Accounting Firm

----------------
(1) Filed as an Exhibit to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(2) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(3) Filed as an Exhibit to the Company's Annual Report on Form 20-F on April 21, 2006.

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
                                      ======     ======

                                      Two-month
                                     period ended   Year ended
                                     December 31,  December 31,
     Voyage Expenses                     2004          2005
     ---------------                  -----------   ----------

     Port charges                        222         1,407
     Bunkers                             245           851
     Commissions charged by third        487
     parties                              --         7,719
     Charter in -  hire expense           --           208
                                      ------        ------
                                         954        10,185
     Commissions charged by a
     related party                       199         2,854
                                      ------        ------
                                       1,153        13,039
                                      ======        ======


                                    Year ended October 31,
                                    ---------------------
     Vessel Operating Expenses         2003       2004
     -------------------------        ------     ------
     Crew wages and related costs      3,516      4,170
     Insurance                           935      1,254
     Repairs and maintenance             527        998
     Spares and consumable stores      1,730      3,296
     Tonnage taxes                        31         51
                                      ------     ------
                                       6,739      9,769
                                      ======     ======

DRYSHIPS INC.
Notes to Consolidated Financial Statements
October 31, 2004 and December 31,
2005 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.  Voyage and Vessel Operating expenses-(continued):

                                      Two-month
                                     period ended   Year ended
                                     December 31,  December 31,
     Vessel Operating Expenses           2004          2005
     -------------------------        -----------   ----------
     Crew wages and related costs        782           15,194
     Insurance                           217            3,853
     Repairs and maintenance             192            5,864
     Spares and consumable stores        557           11,616
     Tonnage taxes                         8              195
                                      ------           ------
                                       1,756           36,722
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

     o Declaration of dividends (unaudited): On April 4, 2006 the Company declared dividends of $0.20 per share payable on April 28, 2006 to stockholders of record on April 17, 2006.

     o Acquisition of vessel (unaudited): In April 2006, the Company entered into an agreement to acquire a second-hand Panamax drybulk carrier for $35,350.

     o Drawdown of facilities (unaudited): In April 2006, the Company drew down an amount of $526,584 from the loan agreements concluded on March 31, 2006 discussed above.

     o Delivery of vessel (unaudited): On April 19, 2006 the Company took delivery of the vessel Hille Oldendorff.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)

Dated: April 28, 2006                   /s/Christopher J. Thomas
                                        ------------------------
                                        Christopher J. Thomas
                                        Chief Financial Officer