Form 20-F/A
period 2005-12-31
DryShips Inc.
filed 2006-05-11
CIK 1308858

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F/A

      [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                                   SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d ) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        For the transition period from to

                        Commission file number 000-51141

                                       OR

   [_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

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

                                 [_] Yes [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 [_] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] Yes [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

   Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

 Indicate by check mark which financial statement item the registrant has elected to follow.

                             [_] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 [_] Yes [X] No

                                EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F ("Amendment No. 2") is being filed to disclose additional information with respect to the corporate governance practices, articles of incorporation and bylaws of DryShips Inc. (the "Company"). Items 6
C. and 10 B. of Part I and Item 19 of Part III of the Company's annual report on Form 20-F/A filed with the Securities and Exchange Commission on May 1, 2006 are hereby amended as set forth below.

This Amendment No. 2 is incorporated by reference into the prospectus, filed with the Securities and Exchange Commission on May 3, 2006, contained in the Company's effective "Shelf" Registration Statement on Form F-3 (File No. 333-133482).

Item 6. Directors and Senior Management

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

Exemptions from Nasdaq corporate governance rules

     As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

     o In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

     o In lieu of a nomination committee comprised of independent directors and a formal written charter addressing the nominations process, the Board of Directors (or a committee thereof), as set forth in the Company's by-laws, regulates nominations. Nominations for director may also be made by shareholders of the Company in accordance with the Company's by-laws.

     o In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the Board of Directors approves share issuances.

     o The Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

     A majority of our board of directors, with one current vacancy, is independent in accordance with Nasdaq corporate governance practices. In addition, we are in compliance with Nasdaq corporate governance practices relating to the distribution of annual reports and interim reports as applicable to foreign private issuers, shareholder meetings, quorum, solicitation of proxies, conflicts of interest, auditor registration and code of conduct.

Item 10. Additional Information

B. Memorandum and Articles of Association

Directors

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote in an election. Our articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board.

Our by laws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. Class A directors served for a term expiring at the 2005 annual meeting of shareholders. Directors designated as Class B directors serve for a term expiring at the 2006 annual meeting. Directors designated Class C directors serve for a term expiring at the 2007 annual meeting. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board or by the president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our bylaws includes a provision that entitles any director or officer of the Corporation to be indemnified by the Corporation upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our by laws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

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

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require shareholders to give advance written notice of nominations for the election of directors. Our by-laws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our by-laws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the BCA.

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

     1.1    Amended and Restated Articles of Incorporation of the Company (1)

     1.2    Amended and restated by-laws of the Company (1)

     2.1    Form of Share Certificate (2)

     4.1    Form of 2005 Stock Incentive Plan (2)

     4.2    Form of Management Agreement (1)

     4.3    Loan Agreement with Commerzbank (1)

     4.4    Senior Loan Agreement with HSH Nordbank AG (3)

     4.5    Junior Loan Agreement with HSH Nordbank AG (3)

     8.1    Subsidiaries of the Company (4)

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

     15.1   Consent of Independent Registered Public Accounting Firm (4)

----------

(1) Filed as an Exhibit to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(2) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(3) Filed as an Exhibit to the Company's Annual Report on Form 20-F on April 21, 2006.

(4) Filed as an Exhibit to the Company's Annual Report on Form 20-F/A on May 1, 2006.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to the Annual Report on Form 20-F on its behalf.

                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)


Dated: May 10, 2006                     /s/Christopher J. Thomas
                                        ------------------------
                                        Christopher J. Thomas
                                        Chief Financial Officer