Form 20-F
period 2008-12-31
DryShips Inc.
filed 2009-03-30
CIK 1308858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-33922

DRYSHIPS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

80 Kifissias Avenue GR 15125 Amaroussion Greece
(Address of principal executive offices)
Mr. George Economou Tel: + 011 30 210-80 90-570, Fax: + 011 30 210 80 90 585
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Common stock, $0.01 par value	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2008, there were 70,600,000 shares of the registrant’s common stock, $0.01 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒    Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒     Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

FORWARD-LOOKING STATEMENTS

DryShips Inc., or the “Company”, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

Please note in this annual report, “we,” “us,” “our,” and “the Company,” all refer to DryShips Inc. and its subsidiaries.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	our ability to enter into new contracts for our drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;

•

future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

•	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to obtain additional financing;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this annual report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table sets forth the selected consolidated financial data and other operating data for DryShips Inc. as of and for the year ended October 31, 2004, as of and for the two-month period ended December 31, 2004, and for the years ended December 31, 2005, 2006, 2007 and 2008 as adjusted for the Company’s change in accounting policy in the first quarter of 2008 for drydocking costs from the deferral method to the direct expense method. The following information should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of DryShips Inc. is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

3.	A (i) INCOME STATEMENT

(In thousands of Dollars,	Year Ended October 31,	Two-Months Ended December 31	Year Ended December 31,
except per share and share data)	2004 (as adjusted)	2004 (as adjusted)	2005 (as adjusted)	2006 (as adjusted)	2007 (as adjusted)	2008
INCOME STATEMENT
Voyage revenues	63,458	15,599	228,913	248,431	582,561	861,296
Revenue from drilling contracts	—	—	—	—	—	219,406
Loss on forward freight agreements	—	—	—	22,473	—	—
Voyage expenses	5,481	1,136	9,592	15,965	31,647	53,172
Vessel operating expenses	13,046	1,756	39,875	54,164	63,225	79,662
Drilling rig operating expenses	—	—	—	—	—	86,229
Depreciation and amortization	4,735	808	40,231	58,011	76,511	157,979
Gain on sale of vessels	—	—	—	(8,845)	(137,694)	(223,022)
Gain on contract cancellation	—	—	—	—	—	(9,098)
Contract termination fees and forfeiture of vessel deposits	—	—	—	—	—	160,000
Goodwill impairment charge						700,457
Management fees	1,261	240	4,962	6,609	9,579	21,129
General and administrative expenses (1)	221	114	4,186	5,931	7,493	68,229

Operating Income (loss)	38,714	11,545	130,067	94,123	531,800	(14,035)

Interest and finance costs	(1,515)	(508)	(20,668)	(42,392)	(51,231)	(113,194)
Interest income	12	8	749	1,691	5,073	13,085
Gain / (loss) on interest rate swaps	—	—	270	676	(3,981)	(207,936)
Other, net	341	(6)	(175)	214	(3,037)	(12,640)

Income/ (loss) before income taxes, equity in loss of investee and minority interest	37,552	11,039	110,243	54,312	478,624	(334,720)
Income taxes	—	—	—	—	—	(2,844)
Equity in loss of investees	—	—	—	—	(299)	(6,893)
Minority interest	—	—	—	—	—	(16,825)

Net Income/(loss)	37,552	11,039	110,243	54,312	478,325	(361,282)

Basic and diluted earnings/(loss) per share	$2.44	$0.72	$3.81	$1.68	$13.40	$(8.11)
Weighted average basic and diluted shares outstanding	15,400,000	15,400,000	28,957,397	32,348,194	35,700,182	44,598,585
Dividends declared per share	$4.48	$0.00	$0.40	$0.80	$0.80	$0.80

3.A.	(ii) BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars,	Year Ended October 31,	Two-Months Ended December 31,	Year Ended December 31,
except per share and share data)	2004	2004	2005	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)
Current assets	69,344		18,777	25,875	153,035	720,427
Total assets	179,926		906,778	1,161,973	2,344,432	4,842,680
Current liabilities, including current portion of long-term debt	98,124		135,745	129,344	239,304	2,525,048
Total long-term debt, including current portion	114,908		525,353	658,742	1,243,778	3,158,870
Number of shares outstanding	15,400,000		30,350,000	35,490,097	36,681,097	70,600,000
Stockholders’ (deficit) / equity	(7,707)		352,720	444,692	1,021,729	1,291,572
OTHER FINANCIAL DATA
Net cash provided by operating activities	7,309	55,207	163,806	99,082	407,899	540,129
Net cash used in investing activities	(20,119)		(847,649)	(287,512)	(955,749)	(2,110,852)
Net cash provided by (used in) financing activities	15,985	(53,007)	680,656	185,783	656,381	1,762,769

EBITDA (2)	43,790	12,347	170,393	153,024	600,994	(100,350)

DRYBULK FLEET DATA:
Average number of vessels (3)	5.9	6	21.6	29.76	33.67	38.56
Total voyage days for drybulk carrier fleet (4)	2,066	366	7,710	10,606	12,130	13,896
Total calendar days for drybulk carrier fleet (5)	2,166	366	7,866	10,859	12,288	14,114
Drybulk carrier fleet utilization(6)	95.40%	100.00%	98.00%	97.70%	98.71%	98.46%
(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (7)	28,062	39,516	28,446	21,918	45,417	58,155
Vessel operating expenses (8)	6,023	4,798	5,069	4,988	5,145	5,644
Management fees	582	655	631	609	780	1,497
General and administrative expenses (9)	102	311	532	546	610	1,610
Total vessel operating expenses(10)	6,707	5,764	6,232	6,143	6,535	8,751

DRILLING RIG FLEET DATA:
Average number of drilling rigs(3)	—	—	—	—	—	2.0
Total voyage days for drilling rig fleet (4)	—	—	—	—	—	410
Total calendar days for drilling rig fleet(5)	—	—	—	—	—	462
Drilling rig fleet utilization(6)	—	—	—	—	—	88.74%
(In Dollars)
AVERAGE DAILY RESULTS
Rig operating expenses	—	—	—	—	—	186,643
General and administrative expenses	—	—	—	—	—	30,290
Total rig operating expenses	—	—	—	—	—	216,933

(1)	We did not pay any compensation to members of our senior management or our directors in the year ended October 31, 2004, and for the two month period ended December 31, 2004. Compensation to members of our senior management and directors amounted to $1.4 million, $1.4 million, $1.5 million and $9.0 million for each of the years ended December 31, 2005, 2006, 2007 and 2008, respectively.
(2)	EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

(In thousands of Dollars)	Year Ended October 31,	Two-Months Ended December 31,	Year Ended December 31,
	2004	2004	2005	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)
Net Cash provided by operating activities	7,309	55,207	163,806	99,082	407,899	540,129
Net increase / (decrease) in current assets	36,925	(42,322)	4,560	5,067	23,291	33,914
Net (increase) / decrease in current liabilities, excluding current portion of long-term debt	(1,815)	(927)	(21,914)	2,015	(18,873)	(9,904)
Gain on sale of vessels	—	—	—	8,845	137,694	223,022
Contract termination fees and forfeiture of vessel deposits	—	—	—	—	—	(55,000)
Gain on contract cancellation						9,098
Goodwill impairment charge						(700,457)
Amortization of stock based compensation	—	—	—	—	—	(31,502)
Accrued commitments on undrawn lines of credit	—	—	—	—	—	(2,855)
Amortization of fair value of acquired time charters	—	—	5,224	2,967	7,185	34,638
(Recognition) / amortization of free lubricants benefit	—	—	(928)	119	257	276
Interest on credit facility from related parties	—	—	—	(77)	—	—
Equity of loss of investees	—	—	—	—	(299)	(6,893)

Change in fair values of derivatives	—	—	270	(1,910)	(128)	(204,964)
Income taxes	—	—	—	—	—	2,844
Minority interest	—	—	—	—	—	(16,825)
Interest and finance costs, net	1,503	500	19,919	40,701	46,158	100,109
Amortization and write-off of deferred financing costs included in interest and finance costs	(132)	(111)	(544)	(3,785)	(2,190)	(15,980)
EBITDA	43,790	12,347	170,393	153,024	600,994	(100,350)

(3)	Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.
(4)	Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company’s possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Calendar days are the total days the vessels in that fleet were in the Company’s possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)

Time charter equivalent, or “TCE”, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period -to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

Drybulk Carrier Segment (In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	Year Ended October 31,	Two-Months Ended December 31,	Year Ended December 31,
	2004	2004	2005	2006	2007	2008
Voyage revenues	63,458	15,599	228,913	248,431	582,561	861,296
Voyage expenses	(5,481)	(1,136)	(9,592)	(15,965)	(31,647)	(53,172)

Time charter equivalent revenues	57,977	14,463	219,321	232,466	550,914	808,124

Total voyage days for drybulk fleet	2,066	366	7,710	10,606	12,130	13,896

Time charter equivalent (TCE) rate	28,062	39,516	28,446	21,918	45,417	58,155

Drilling Rig Segment (In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	Year Ended December 31, 2008
Revenue from drilling contracts	219,406
Drilling rig operating expenses	86,229

133,177

Total employment days for drilling rigs	410

(8)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by drybulk carrier fleet calendar days for the relevant time period.
(9)	Daily general and administrative expense is calculated by dividing general and administrative expense less stock-based compensation by drybulk carrier fleet calendar days for the relevant time period.
(10)	Total vessel operating expenses or “TVOE” is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses less stock-based compensation . Daily TVOE is calculated by dividing TVOE by drybulk carrier fleet calendar days for the relevant time period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

Some of the following risks relate principally to the industries in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or our ability to pay dividends, if any, in the future, or the trading price of our common stock.

International Drybulk Shipping Industry Specific Risk Factors

The drybulk carrier charter market has continued to deteriorate since October 2008, which has adversely affected our revenues, earnings and profitability and our ability to comply with our loan covenants.

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

We currently employ 13 vessels in the spot market with charters scheduled to expire over the next thirty days, by which time, we will have to negotiate new employment for all of these 13 vessels in the currently depressed charter market. In addition, two of our vessels are employed on time charters and one of our vessels is employed on a bareboat charter at rates that adjust with the BDI. If the very low charter rates in the drybulk market continue for any significant period in 2009, this would have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. We are currently in discussions with our lenders to obtain waivers and covenant modifications. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities.”

Charter hire rates for drybulk carriers have decreased, which may adversely affect our earnings.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers reached near historically low levels in December 2008 began improving in January and February 2009 and then deteriorated in the latter half of March 2009. Because we charter some of our vessels pursuant to spot market voyage charters, or spot charters, we are exposed to changes in spot market charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An over-supply of drybulk carrier capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order are near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2008. As of December 2008, newbuilding orders had been placed for an aggregate of more than 28.27% of the existing global drybulk fleet, with deliveries expected during the next 36 months. An over-supply of drybulk carrier capacity may result in a further reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

We expect that a number of these newbuilding orders will be cancelled due to the decline in the drybulk charter market. We recently cancelled the acquisition of a total of nine Capesize vessels, five of which were newbuildings, and five Panamax vessels, two of which were newbuildings, from third party and related party sellers.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, further negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. For the year ended December 31, 2008, the growth of China’s gross domestic product from the prior year ended December 31, 2007 was approximately 9%, compared with a growth rate of 11.2% over the same two year period ended December 31, 2007, and its growth in the fourth quarter of 2008 fell to an annualized rate of 6.8%. It is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2008, we had total outstanding indebtedness of $3.2 billion under our credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock on the Nasdaq Global Select Market to decline and could cause the price of our common stock to decline further.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the MV Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. In February 2009, the vessel Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the VLCC Limburg, a vessel not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and may impact the economic recession in the United States and other countries. Any of these occurrences could have a material adverse impact on our revenues and costs.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and our ability to pay dividends, if any, in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect our ability to pay dividends, if any, in the future from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. This seasonality may adversely affect our operating results and our ability to pay dividends, if any, in the future.

Rising fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under our time and bareboat charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for noncompliance or if our insurance coverage is adversely impacted as a result of noncompliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International

Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, such insurance may not be sufficient to cover all such risks or any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of dividends, if any, in the future.

Offshore Drilling Industry—Specific Risk Factors

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling campaigns. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration and development technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•

the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to their cash flow and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves; and

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands.

The offshore drilling industry is highly competitive and there is intense price competition, and as a result, we may be unable to compete successfully with other providers of contract drilling services that have greater resources than we have.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally often awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although rig availability, location, and the quality and technical capability of service and equipment are key factors which are considered. Some of our competitors in the drilling industry are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than us. In addition, because of the relatively small size of our offshore drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our fleet in the future as may be necessary for us to succeed in this industry, while our larger competitors’ superior financial resources may enable them to respond more rapidly to changing market demands. In addition, mergers among oil and natural gas exploration and production companies have reduced the number of available customers, resulting in increased competition for projects. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in day rates and therefore may materially impact our profitability in our offshore drilling segment.

During the recent period of high utilization and high day rates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and day rates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units currently consists of 32 units, comprised of 16 semi-submersible rigs and 16 drillships. An additional 42 rigs and 42 drillships are under construction or on order, which would bring the total fleet to 116 drilling units in 2012. During the second and third quarter of 2008, a total of 12 ultra-deepwater drilling units were ordered. Not all of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and could curtail a further strengthening, or trigger a reduction, in day rates as drilling units are absorbed into the active fleet. Any further increase in construction of new drilling units could have a negative impact on utilization and day rates. In addition, the new construction of high-specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and day rates could adversely affect our revenues and profitability. Prolonged periods of low utilization and day rates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

The market value of our current drilling units and drilling units we may acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:

•	prevailing level of drilling services contract day rates;

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit’s carrying amount on our financial statements, resulting in a loss. Additionally, our lenders may accelerate loan repayments should there be a loss in the market value of our drilling units. Such loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, results of operations, and our ability to pay dividends to our shareholders.

Consolidation of suppliers may limit our ability to obtain supplies and services at an acceptable cost, on our schedule or at all, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing of key supplies. We may not be able to obtain supplies and services at an acceptable cost, at the times we need them or at all. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse affect on our results of operations and financial condition.

Our international operations in the offshore drilling sector involve additional risks.

We operate in the offshore drilling sector in various regions throughout the world, including Ghana, that may expose us to political and other uncertainties, including risks of:

•	terrorist acts, war and civil disturbances;

•	seizure, nationalization or expropriation of property or equipment;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers and other forms of government regulation and economic conditions that are beyond our control;

•	regulatory or financial requirements to comply with foreign bureaucratic actions; and

•	changing taxation policies.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Our two existing drilling rigs are currently operating in the North Sea and offshore Ghana. In the past we have operated our drilling rig the Eirik Raude in the Gulf of Mexico and offshore Canada, Cuba and Norway while the drilling rig Leiv Eiriksson has operated offshore in West Africa. Some foreign governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete.

We are indemnified to some extent against loss of capital assets, but generally not loss of revenue, from most of these risks through provisions in our drilling contracts.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business in the offshore drilling industry is affected by public policy and laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and accordingly, we are directly affected by the adoption of laws and regulations that for economic, environmental or other policy reasons curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to our operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and has in certain cases been restricted.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations. In addition, we may become subject to additional laws and regulations as a result of future rig operations or repositioning.

We may be subject to liability under environmental laws and regulations, which could have a material adverse effect on our results of operations and financial condition.

Our operations in the offshore drilling industry may involve the use or handling of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which we conduct operations have generally become more stringent. Such laws and regulations may expose us to liability for the conduct of or for conditions caused by others, or for our acts that were in compliance with all applicable laws at the time such actions were taken.

During our drilling operations in the past, we have caused the release of oil, waste and other pollutants into the sea and into protected areas, such as the Barents Sea. While we conduct maintenance on our drilling rigs in an effort to prevent such releases, future releases could occur, especially as our rigs age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our drilling rigs, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

We expect that we will be able to obtain some degree of contractual indemnification from our customers in most of our drilling contracts against pollution and environmental damages, but such indemnification may not be enforceable in all instances, the customer may not be financially capable in all cases of complying with its indemnity obligations and we may not be able to obtain such indemnification agreements in the future.

We currently maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. However, such insurance may not continue to be available or carried by us or, if available and carried, may not be adequate to cover any liability in all circumstances, which could have a material adverse effect on our business, operating results and financial conditions.

Acts of terrorism and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could increase and coverages may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.

Company Specific Risk Factors

We are in breach of certain financial covenants contained in our loan agreements, have received notices from certain of our lenders regarding these covenant breaches, and are currently in discussions with our lenders for waivers and amendments of such financial covenants, and if we are not successful in obtaining such waivers and amendments, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business.

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business. A total of $1.8 billion of indebtedness relating to our drybulk fleet has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 included in this annual report.

Several of our lenders, which collectively held $1.8 billion of our indebtedness relating to our drybulk fleet as of December 31, 2008, notified us that we are in breach of certain financial and other covenants contained in our loan agreements.

With respect to our $800 million credit facility with Nordea Bank Finland Plc, or Nordea Bank, as Agent, we have entered into a waiver and amendment agreement regarding the waiver of certain covenants including the minimum required security cover, the required minimum monthly retentions and the undertaking to prepay certain indebtedness in an amount equal to 50% of the net proceeds of new equity issued by us. In addition, among other things, lender consent will be required for the acquisition of drillship hulls 1837 and 1838, for new cash capital expenditures or commitments and for new acquisitions for cash until the loan has been repaid to below $375 million. The waiver agreement effective date will not exceed August 12, 2009, at which time the Company expects to be in compliance with the restructured loan covenants. As of December 31, 2008, we had outstanding borrowings in the amount of $650 million under this facility.

With respect to our loan agreements with Piraeus Bank, dated October 5, 2007 and March 13, 2008, we are in breach of various financial and asset coverage covenants. We have reached a preliminary agreement for covenant waivers and to restructure these facilities. There can be no assurance that we will be able to reach a definitive agreement with Piraeus Bank. As of December 31, 2008, we had outstanding borrowings in the amount of $166 million under this facility.

With respect to our senior and junior loan agreements with HSH, each dated March 31, 2006, we are in breach of various covenants which require us to maintain (i) an aggregate market value of the collateralized vessels of not less than 150% of the amount outstanding under the relevant agreement, and (ii) a minimum market value adjusted net worth of the Company. As of December 31, 2008, we had outstanding borrowings in the amount of $673.4 million under these agreements.

With respect to our loan agreement with WestLB AG dated June 20, 2008, we are in breach of various covenants which require us to maintain an aggregate market value of the collateralized vessels of not less than 135% of the aggregate value of (i) the loan and (ii) the swap exposure, which as of any relevant date is the aggregate amount payable by the Company to WestLB AG in the event of an early termination with respect to all continuing swap transactions between the Company and WestLB AG. As of December 31, 2008, we had outstanding borrowings in the amount of $78.4 million under this facility.

In addition, we are in breach of certain other financial covenants contained in our other loan agreements. We may not be successful in obtaining covenant waivers or modifications or our lenders may accelerate our indebtedness and foreclose their liens on our vessels. Please see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Breach of Loan Covenants.”

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the fair value of our vessels, which is calculated using undiscounted cash flows, deteriorates significantly from their currently depressed levels, we may have to record a further impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Further, as discussed below, our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern.

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Our inability to comply with certain financial and other covenants under our loan agreements raises substantial doubt about our ability to continue as a going concern.

As discussed above, we are in breach of certain financial and other covenants contained in our loan agreements as a result of the decline in the drybulk charter market and related decline in vessel values in the drybulk sector. We may be unable to meet the financial and other covenants contained in our loan agreements for the foreseeable future and our lenders may choose to accelerate our indebtedness. Therefore, our ability to continue as a going concern is dependent on management’s ability to successfully generate revenue and raise new equity in order to meet our obligations as they become due and the continued support of our lenders. As of March 26, 2009, we have issued a total of 71,265,000 common shares pursuant to our at the market offering under our ATM Equity OfferingSM Sales Agreement, dated January 28, 2009, by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated as our agent for the sale of up to $500 million of our common shares, resulting in net proceeds of $370.5 million. We had 153,855,405 common shares outstanding as of March 26, 2009. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Although management believes that the actions presently being taken to generate revenues and raise new equity pursuant to our at the market offering will provide the opportunity for us to continue as a going concern, we may need to raise new equity in the future in order to continue as a going concern.

Our credit facilities impose operating and financial restrictions on us, and if we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

In addition to certain financial covenants relating to our financial position, operating performance and liquidity, the restrictions contained in our loan agreements limit our ability to, among other things:

•

pay dividends to investors or make capital expenditures if we do not repay amounts drawn under the credit facilities, if there is a default under the credit facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell or otherwise change the ownership of our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	drop below certain minimum cash deposits, as defined in our credit facilities; and/or

•	receive dividends from certain subsidiaries.

Pursuant to our final waiver agreement with Nordea Bank Finland Plc, we have agreed to additional operating and financial restrictions. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Breach of Loan Covenants.” In connection with future waivers or amendments, lenders may impose additional restrictions on us

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lender’s permission when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future, to you, finance our future operations, make acquisitions or pursue business opportunities.

The failure of our counterparties to meet their obligations under our time charter agreements or drilling contracts could cause us to suffer losses or otherwise adversely affect our business.

Twenty of our vessels are currently employed under time charters, while three of our vessels are currently employed on bareboat charter with two customers, and our two drilling rigs are employed under drilling contracts which expire in September 2009 and October 2011, respectively. In addition, we received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A at a day rate of $540,000 plus an 8% incentive bonus based on operational performance. For the year ended December 31, 2008, two of our customers accounted for 31% of our revenues in our drybulk segment, and two customers accounted for 85.8% of our total offshore drilling revenues. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement or drilling contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping or offshore drilling industries and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. In addition, our counterparties may have entered into contracts with third parties, many of whom are experiencing reduced cash flow or entering into bankruptcy in this period of depressed market conditions. If these third parties were to default on their obligations to our counterparties, it would reduce the cash flow of our counterparties and could cause them, in turn, to default on their obligations to us. The time charters on which we deploy nineteen of the vessels in our fleet provide for charter rates that are significantly above current market rates. The drilling contracts on which we employ our two drilling rigs are at rates approximating market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel or drilling rig, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We may be unable to fulfill our obligations under our agreements to complete the construction of two newbuilding drybulk vessels that are expected to be delivered to us in 2009.

We currently have contracts to complete the construction of two newbuilding vessels in 2009, for which we will be required to procure additional financing of approximately $47.2 million. Our ability to obtain financing in the current economic environment, particularly for the acquisition of drybulk vessels, which are experiencing low charter rates and depressed vessel values, is limited and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we could lose our deposit money, which as of March 5, 2009 amounts to $20 million, and we may incur additional liability and costs. We do not now have any arrangements for chartering these vessels, and, accordingly, upon their delivery, we will have to deploy these vessels in the spot market, for which charter rates have been depressed since October 2008.

If the spin off of our subsidiary, Primelead Shareholders Inc., is delayed or does not occur, we will have significant additional indebtedness and payment obligations relating to the two drillships under construction that it will acquire.

Shortly prior to or concurrently with the spin off of our subsidiary, Primelead Shareholders, which now owns the stock of Ocean Rig ASA, or Ocean Rig, it will acquire our existing subsidiary, DrillShips Investment, which has contracts for construction of the two drillships, Hulls 1865 and 1866, to be delivered in July 2011 and September 2011, respectively. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. If the spin off is delayed or does not occur, we will retain liability for the $173.4 million of indebtedness for Hulls 1865 and 1866 already incurred to finance payments made under the drillship newbuilding contracts, with $21.7 million in interest and installment payments due within the next year and $1.1 billion of newbuilding installment payments due thereafter. We have entered into two separate credit facilities with Deutsche Bank A.G., each in the amount of $562.5 million, to finance these installment payments. This indebtedness would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, would adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows. If for any reason we fail to take delivery of the two newbuilding drillships, Hulls 1865 and 1866, we could lose our deposit money, which as of March 26, 2009 amounts to $411.9 million.

No financing has been arranged for the acquisition of the two newbuilding drillships under construction, Hulls 1837 and 1838, which our subsidiary, Primelead Shareholders Inc., is to acquire shortly prior to or at the time of its spinoff.

Shortly prior to or concurrently with the spin off of our subsidiary, Primelead Shareholders, which now owns the stock of Ocean Rig ASA, it will also acquire DrillShips Holdings, an entity not currently owned by us, which has contracts for construction of Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders. Drillships Holdings is controlled by clients of Cardiff Marine Inc., or Cardiff, an affiliated company, including Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer. We have entered into a contract to purchase DrillShips Holdings, and DrillShips Holdings has signed contracts to purchase two additional newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, for which there are $1.1 billion in remaining installment payments. Financing has not been arranged for these installment payments. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. The indebtedness that would be assumed in connection with the acquisition of DrillShips Holdings would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, as well as drillship Hulls 1865 and 1866, would adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows. If the spin off does not occur, we currently anticipate that we will not complete our acquisitions of Hulls 1837 and 1838. In addition, the consent of Nordea Bank and DVB Bank AG will be required to close the acquisition of Hulls 1837 and 1838.

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

The continued steep decline in the price of crude oil may affect the revenues that we are able to earn from our drilling rigs and the rates we are able to negotiate for our newbuilding drillships.

The price of crude oil is volatile and has continued to fall sharply over the past few months despite significant reductions in crude production announced by OPEC. Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, the suspension of exploration and drilling programs. Such changes and any such suspension could affect the rates which we receive for these rigs when their contracts expire, with the result that we will recognize less revenue from their operations. The employment contract for the Leiv Eiriksson, which currently earns $511,000 per day, expires in September 2009. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus an 8% incentive bonus based on operational performance. The contract for the Eirik Raude, which earns $637,000 on average over the contract period per day, expires in October 2011. The counterparty to the contract, Tullow Oil, has an option through March 31, 2009 to extend the contract for one or two additional years. Similarly, were the spin off of our subsidiary, Primelead Shareholders Inc., not to occur, and if the price of crude oil were to remain at or fall further from its already depressed levels, we may not be able to negotiate charter agreements for the newbuilding drillships that are scheduled to be delivered to us in 2010 through 2011 at attractive rates or at all. If the spin off does not occur, we currently anticipate that we will not close the acquisition of the additional two newbuilding drillships identified as Hulls 1837 and 1838.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter our drybulk carriers to customers primarily pursuant to long-term or short–term (spot) time charters, which generally last from several days to several weeks, and long-term time charters, which can last up to several years. We may in the future extend the charter periods for additional vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into 33 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Some of our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2008, the fair value of our interest rate swaps was an unrealized loss of $207.9 million. See Note 12 to our financial statements for the year ended December 31, 2008.

We depend entirely on Cardiff to manage and charter our drybulk fleet.

With respect to our operations in the drybulk shipping sector, we currently have three employees, our Chief Executive Officer who also acts as the Interim Chief Financial Officer, our Chief Operating Officer and our Internal Auditor. We have no plans to hire additional employees for our operations in the drybulk shipping sector. We subcontract the commercial and technical management of our drybulk fleet, including crewing, maintenance and repair to Cardiff. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou, who is also a director of our Company. The loss of Cardiff’s services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Cardiff if it defaults on its obligations to us, you will have no recourse against Cardiff. Further, we are required to seek approval from our lenders to change our manager.

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

Our Chairman, Chief Executive Officer and Interim Chief Financial Officer has affiliations with Cardiff which could create conflicts of interest.

Our majority shareholder is controlled by Mr. George Economou who controls four companies that, in aggregate, own 9.3% of us as of March 13, 2009 and a foundation that owns 70% of Cardiff. Mr. Economou is also our Chairman, Chief Executive Officer, Interim Chief Financial Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Companies affiliated with Cardiff own and may acquire vessels that compete with our fleet which may create conflicts of interest between Cardiff as our fleet manager and us.

Erato Owning Company Limited is a company affiliated with Cardiff that owns a Capesize drybulk carrier. Mentor Owning Company Limited and Iris Owning Company Limited are companies affiliated with Cardiff that each owns a Handymax drybulk carrier. The three vessels owned by those companies, or the “Bareboat Charter Vessels”, are currently employed under bareboat charters that end in September 2014. Subject to the obligations of Mr. Economou set forth in a letter agreement between him and the Company to use commercially reasonable efforts to cause the sale of the Bareboat Charter Vessels, and to give us a right of first refusal to acquire them, when the Bareboat Charter Vessels are redelivered to the owners, they may be managed by Cardiff in competition with our fleet. In addition, Cardiff’s affiliates may acquire additional drybulk carriers in the future, subject to a right of first refusal that Mr. Economou has granted to us in that letter agreement. Furthermore, Calypso Marine Corp., Oil Transport Investments Limited and Innovative Investments Limited, companies affiliated with Cardiff, each own a Capesize drybulk carrier. These vessels also could be in competition with our fleet and Cardiff and other companies affiliated with Cardiff might be faced with conflicts of interest with respect to their own interests and their obligations to us. Cardiff may give preferential treatment to other companies affiliated with it, which may adversely affect our results of operations.

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

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources and as a result, we may be unable to employ our vessels profitability.

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

We are dependent upon key management personnel, particularly our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. George Economou.

Our continued operations depend to a significant extent upon the abilities and efforts of our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. George Economou. The loss of Mr. Economou’s service to our Company could adversely affect our discussions with our lenders and management of our fleet during this difficult economic period and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our personnel, including Mr. Economou.

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

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

The hull and machinery of every commercial drybulk vessel and rig must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS. All of our drybulk vessels are certified as being “in class” by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping). Both our drilling rigs are certified as being “in class” by De Norske Veritas (DNV). The Leiv Eiriksson completed the 5-year class in 2006 and the Eirik Raude in 2007.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our credit facility.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2008, the 39 vessels in our fleet had an average age of 8 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

If our drilling rigs suffer damage, they may need to be repaired at a yard facility. The costs of discontinued operations due to repairs are unpredictable and can be substantial. The loss of earnings while our rigs are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

Currently, our revenues from the offshore drilling segment depend on two drilling rigs, which are designed to operate in harsh environments. The damage or loss of either of these drilling rigs could have a material adverse effect on our results of operations and financial condition.

Our revenues from the offshore drilling segment are dependent on two drilling rigs, the Eirik Raude, which is currently operating offshore Ghana and the Leiv Eiriksson, which is currently operating in the North Sea. Both drilling rigs may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time, despite our comprehensive loss of hire insurance policy. As long as we have only two drilling rigs in operation, loss of or serious damage to one of the drilling rigs could materially reduce our revenues in our offshore drilling segment for the time that a rig is out of operation. In view of the sophisticated design of the drilling rigs, we may be unable to obtain a replacement rig that could perform under the conditions that our drilling rigs are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars but currently incur approximately 50% of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. Our principal currency for our operations and financing for the offshore drilling sector is the U.S. Dollar. The dayrates for the drilling rigs, the Company’s principal source of revenues, are quoted and received in U.S. Dollars. The principal currency for operating expenses in the offshore drilling sector is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, are paid in Norwegian Kroner (NOK), Great British Pound (GBP), Canadian dollar (CAD) and Euro (EUR). Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2008, the Company had outstanding four forward contracts to sell $6.0 million for NOK 31.4 million and seven forward contracts to sell $10.5 million for NOK 72.9 million. The fair value of such contracts at December 31, 2008 was a liability of $1.6 million. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or pay our dividends, if any, in the future.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. Under our credit facilities, we are restricted in our payments of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay dividends in the future. We do not intend to obtain funds from other sources to pay dividends, if any, in the future. In addition, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus; but in this case, there is no such surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our credit facilities. We may be unable to pay dividends in the anticipated amounts or at all. Under our credit facility with HSH Nordbank, we have agreed not to pay dividends in any year that exceed 50% of our net income for that year, as evidenced by the relevant annual audited financial statements.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We may be unable to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance and our ability to pay dividends, if any, in the future may be adversely affected.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Taxation” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% (i.e., 50% of 4%) United States federal income tax on our gross shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Construction of drillships are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We, through our subsidiaries, have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung Heavy Industries, for the construction of two ultra-deepwater newbuilding drillships, which we expect to take delivery of in the third quarter of 2011. We have also entered into a share purchase agreement to acquire the owning companies of two additional newbuilding drillships from a related party, which purchase we do not expect to complete if the spin off does not occur. We may also undertake new construction projects and conversion projects in the future. In addition, we make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shipyard unavailability;

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	work stoppages;

•	client acceptance delays;

•	weather interference or storm damage;

•	disputes with shipyards and suppliers;

•	shipyard failures and difficulties;

•	failure or delay of third-party equipment vendors or service providers;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drillships. Delays in the delivery of these newbuilding drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drillship pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for drillship upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drillships that may undergo upgrade, refurbishment and repair may not earn a dayrate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. Although we purchased the right to use the Bingo 9000 design, or the Bingo Design, for our drilling rigs, neither we nor the company from which we purchased those rights has obtained or applied for any patents or other intellectual property protection relating to the Bingo Design. As a result, other parties may challenge our right to use the Bingo Design or seek damages for the alleged infringement of intellectual property rights that they may claim to own. We may also lose the competitive advantage that we sought to achieve through the use of the Bingo Design if our competitors duplicate key aspects of the Bingo Design without our permission, and we may be unable to prevent our competitors from doing so.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the offshore drilling contract industry.

We maintain insurance in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability.

Although we have obtained insurance for the full assessed market value of our drilling units, insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 30 days of downtime and coverage extends for approximately one year. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $25,000 per event and $10,000 in the case of other claims, our deductible is $1.5 million per hull and machinery event and our aggregate recovery limits are $624 million under our protection and indemnity insurance which is provided by mutual protection and indemnity associations. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. The occurrence of a casualty, loss or liability against which we may not be fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases.

Our customers may be involved the handling of environmentally hazardous substances and if discharged into the ocean may subject us to pollution liability which could have a negative impact on our cash flows, results of operations and ability to pay dividends, if any, in the future.

Our operations may involve the use or handling of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which we conduct operations have generally become more stringent. Such laws and regulations may expose us to liability for the conduct of or for conditions caused by others, or for our acts that were in compliance with all applicable laws at the time such actions were taken.

During our drilling operations in the past, we, through our subsidiary Ocean Rig, have caused the release of oil, waste and other pollutants into the sea and into protected areas, such as the Barents Sea where on April 12, 2005, we discharged less than one cubic meter of hydraulic oil. While we conduct maintenance on our drilling rigs in an effort to prevent such releases, future releases could occur, especially as our rigs age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our drilling rigs, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

We expect that we will be able to obtain some degree of contractual indemnification from our customers in most of our drilling contracts against pollution and environmental damages, but such indemnification may not be enforceable in all instances, that the customer will be financially capable in all cases of complying with its indemnity obligations or that the Company will be able to obtain such indemnification agreements in the future.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could hurt our operations in the offshore drilling sector.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. We had at December 31, 2008 approximately 401 skilled employees in our offshore drilling sector, the majority of whom are employed on the Leiv Eiriksson and the Eirik Raude. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In addition, labor disruptions could hinder our operations from being carried our normally and if not resolved in a timely cost-effective manner, could have a material impact our business. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs for offshore drilling. If these labor trends continue, we may experience further increases in costs or limits on operations in the offshore drilling sector. Some of our employees are covered by collective bargaining agreements. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions. In addition, upon their expiration, these agreements may be renegotiated, and as a result, we could experience higher personnel expenses, other increased costs and increased operating restrictions, which may be material to our business in the offshore drilling sector.

Our operating and maintenance costs with respect to our offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Our operating and maintenance costs with respect to our offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrate. However, costs for operating a rig are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units because we will use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. A contingent liability of $3.1 million has been recognized in our balance sheet for the year ended December 31, 2008 included in this annual report based on a claim from an investment bank in connection with our acquisition of Ocean Rig. The maximum exposure to this claim is $24 million. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our drilling rigs could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings in our offshore drilling segment, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the U.S., Canada, the U.K., or Norway, our effective tax rate on our worldwide earnings from our offshore drilling operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries that provide services relating to drilling may be subject to taxation in the jurisdictions in which such activities are conducted. Such taxation would result in decreased earnings available to our shareholders. Ocean Rig is currently in the process of transferring the domicile of its Norwegian entities that own, directly or indirectly, the Leiv Eiriksson and the Eirik Raude to the Republic of the Marshall Islands. The Leiv Eiriksson and the Eirik Raude were transferred to Marshall Island entities in December 2008 and we anticipate that the remainder of the rig-owning holding company structure will be reorganized under Marshall Island entities in the second quarter of 2009.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in an investor’s particular situation under United States federal, state, local or foreign law.

The spin off of our subsidiary, Primelead Shareholders Inc., may have adverse tax consequences to shareholders.

The proposed spin off of our subsidiary, Primelead Shareholders Inc., may be a taxable transaction to our shareholders depending upon their country of residence. As a result, a shareholder may recognize gain and be subject to tax as a result of receiving shares of Primelead Shareholders Inc. in the spin off, notwithstanding that cash had not been received. In addition, after the spin off, Primelead Shareholders Inc. may be treated as a passive foreign investment company, which would have adverse United States federal income tax consequences to a United States holder of shares of Primelead Shareholders Inc. Under the passive foreign investment company rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Primelead Shareholders Inc., as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period in such shares.

Risks Relating to Our Common Stock

There is no guarantee of a continuing public market for you to resell our common stock.

Our common shares commenced trading on the Nasdaq National Market, now the Nasdaq Global Select Market, in February 2005. An active and liquid public market for our common shares may not continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies operating in the drybulk carrier and/or offshore contract drilling rig industries;

•	mergers and strategic alliances in the drybulk shipping industry and/or offshore contract drilling rig industry and/or offshore contract drilling industry;

•	market conditions in the drybulk shipping industry and/or offshore contract drilling rig industry and the general state of the securities markets;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts; and

•	announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in February 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and offshore drilling sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and offshore drilling sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has recently dropped below $5.00 per share, and the last reported sale price on the Nasdaq Global Select Market on March 26, 2009 was $5.11 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of the Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of recently deteriorating market conditions, under a rule change recently approved by the U.S. Securities and Exchange Commission, or the SEC, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through April 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time. We continue to raise equity capital at the market and in privately negotiated transactions. The effect of this may be to depress our share price and dilute our shareholders’ investment.

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

Entities affiliated with Mr. Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer currently own, directly or indirectly, approximately 8.6% of our outstanding common stock as of March 24, 2009. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common shares could cause the market price of our common stock to decline.

We recently filed a prospectus supplement pursuant to Rule 424(b) of the Securities Act relating to the offer and sale of up to $500 million of our common shares in an at-the-market offering through Merrill Lynch, Pierce, Fenner & Smith Incorporated as sales agent. As of March 26, 2009, we have issued and sold 71,265,000 common shares pursuant to our at-the-market offering, resulting in net proceeds of $370.5 million. Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 1,000,000,000 common shares with par value $0.01 per share of which 153,855,405 shares are outstanding as of March 26, 2009.

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

DryShips Inc. is a Marshall Islands corporation that was formed in September 2004. Prior to our initial public offering we issued 15,400,000 shares of our common stock to our shareholders in October 2004. In February 2005, we completed our initial public offering and issued an additional 14,950,000 common shares with a par value of $0.01 at a price of $18.00 per share. The net proceeds of the initial public offering amounted to $251.3 million.

On May 10, 2006, we filed our universal shelf registration statement and related prospectus for the issuance of up to 5,000,000 common shares. From May 2006 through August 2006, 4,650,000 shares of common stock with a par value $0.01 were issued. The net proceeds after underwriting commissions of 2.5% and other issuance fees were $56.5 million.

Our shareholders voted to adopt a resolution at our annual general shareholders’ meeting on July 11, 2006, which increased the aggregate number of shares of common stock that we are authorized to issue from 45,000,000 registered shares with par value of $0.01 to 75,000,000 registered shares with par value $0.01.

On October 24, 2006, our board of directors agreed to the request of our major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.) following the declaration of our $0.20 quarterly dividend per share in September 2006, to receive their dividend payment in the form of our common shares in lieu of cash. One of these shareholders, Elios Investments Inc., is controlled by our Chairman and Chief Executive Officer, Mr. George Economou. In addition, the board of directors also agreed on that date to the request of a company related to Mr. Economou to accept repayment of the outstanding balance of a seller’s credit in respect of a vessel purchased by us (as discussed in Note 6 of our consolidated financial statements) in our common shares. As a result of the agreement, an aggregate of $3,080,000 in dividends and the seller’s credit together with interest amounting to $3,327,000 were settled with 235,585 and 254,512 of our common shares, respectively. The price used as consideration for issuance of the above common shares was equal to the average closing price of our common stock on the Nasdaq Global Select Market over the 8 trading days ended October 24, 2006, which was $13.07 per share.

In December 2006, we filed a registration statement on Form F-3 on behalf of our major shareholders registering for resale an aggregate of 15,890,097 of our common shares. Based on amendments to Schedule 13G filed on February 13, 2009 and February 14, 2008, respectively, each of Advice Investments S.A. and Magic Management Inc. no longer beneficially owns 5% or more of our outstanding common shares.

In October 2007, we filed a registration statement on Form F-3ASR (Registration No. 333-1446540) and a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to a controlled equity offering sales agreement that we entered into with Cantor Fitzgerald & Co. From October 2007 through December 2007, we issued an aggregate of 1,191,000 common shares with par value $0.01 per share. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127.1 million. From January 2008 through March 2008, we issued an aggregate of 4,759,000 common shares with par value $0.01 per share. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $352.8 million.

In January 2008, following a special shareholders meeting, we increased the aggregate number of authorized shares of common stock of the Company from 75,000,000 registered shares with par value of

$0.01 to 1,000,000,000 registered shares with a par value of $0.01 and increased the aggregate number of authorized shares of preferred stock from 30,000,000 registered shares, par value $0.01 per share, to 500,000,000 registered preferred shares with a par value of $0.01 per share.

In March 2008, we filed a prospectus supplement relating to the offer and sale of up to 6,000,000 common shares, par value $0.01 per share pursuant to our controlled equity offering. In May 2008, we issued 1,109,903 common shares pursuant to this prospectus supplement. The net proceeds, after underwriting commissions and other issuance fees, amounted to $101.6 million.

On October 21, 2008, we filed a prospectus supplement pursuant to our controlled equity offering for the sale of up to 4,940,097 common shares, pursuant to which we sold 2,069,700 shares. The net proceeds of this offering amounted to $41.9 million.

On November 6, 2008, we filed a prospectus supplement pursuant to our controlled equity offering for the sale of up to 25,000,000 common shares, pursuant to which we sold 24,980,300 shares. The net proceeds of this offering amounted to $167.1 million.

On January 28, 2009, we entered into an ATM Equity Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated relating to the offering of our common shares and filed a related prospectus supplement for the offer and sale of up to $500 million of our common shares, pursuant to which we have sold 71,265,000 shares as of March 26, 2009. The net proceeds of this offering were $370.5 million as of March 26, 2009.

On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. in connection with the disposal of three newbuilding Capesize vessels. See “Item 4. Information on the Company – Business Overview – Recent Developments in Our Drybulk Carrier Operations – Disposal of Three Capesize Newbuildings.”

As of March 26, 2009, we had 153,855,405 common shares issued and outstanding.

Prior to our initial public offering in February 2005, our initial fleet was comprised of one Capesize drybulk carrier and five Panamax drybulk carriers. As of the year ended December 31, 2005, our fleet consisted of 27 drybulk carriers. During the year ended December 31, 2006, we purchased a total of eight drybulk carriers for an aggregate purchase price of $274.2 million, entered into two newbuilding purchase contracts and sold one vessel for an aggregate sale price of $11.7 million. During the year ended December 31, 2007, we purchased a total of 15 drybulk carriers for an aggregate purchase price of $851 million, entered into six newbuilding purchase contracts and sold eleven vessels for an aggregate sale price of $362.9 million. During the year ended December 31, 2008, we purchased a total of seven drybulk carriers for an aggregate purchase price of $779.4 million, and sold seven vessels for an aggregate sale price of $401.5 million. In addition, as discussed further below, we, through our acquisition of Ocean Rig ASA, acquired two ultra-deep water semi-submersible drilling rigs. We also exercised a purchase option to acquire two newbuilding ultra-deep water advanced capability drillships and entered into a share purchase agreement with a related party to purchase all of the outstanding capital stock of a corporation that has contracts to acquire two additional newbuilding ultra-deep water advanced capability drillship.

As of the year ended December 31, 2008, our fleet consisted of 40 drybulk carriers comprised of seven Capesize, 29 Panamax, two Supramax, and two newbuilding drybulk vessels, as well as two ultra-deep-water semi-submersible drilling rigs and two ultra-deep-water newbuilding drillships.

Our executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece. Our telephone number is 011-30-210-809-0570.

B.	Business Overview

We are a Marshall Islands corporation with our principal executive offices in Athens, Greece. We were incorporated in September 2004. As of March 26, 2009, we own, through our subsidiaries, a fleet of 40 drybulk carriers comprised of seven Capesize, 29 Panamax, two Supramax, and two newbuilding drybulk vessels, which have a combined deadweight tonnage of approximately 3.3 million dwt. Our drybulk fleet principally carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. The average age of the vessels in our drybulk fleet is 8.0 years. We are also an owner and operator of two ultra-deep water semi-submersible drilling rigs and two ultra deep-water newbuilding drillships, which are further discussed below.

We employ our drybulk vessels under period time charters, on bareboat charters, in the spot charter market and in drybulk carrier pools. Twenty of our vessels are currently employed on time charter, with an average remaining duration of five years, and three of our vessels are currently employed on bareboat charters. Eleven of our vessels are currently trading in the spot market. Two of our vessels are currently unfixed, as a result of cancelled contracts for sale, and we intend to charter these vessels in the spot market. One of our Panamax drybulk carriers is currently operated in a Panamax drybulk carrier pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes and to perform more efficient vessel scheduling thereby increasing fleet utilization.

All of our drybulk carriers are managed by Cardiff Marine Inc., or Cardiff, under separate ship management agreements. Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, has been active in shipping since 1976 and formed Cardiff in 1991. We are affiliated with Cardiff. Cardiff, a Liberian corporation with offices in Greece, is responsible for all technical and commercial management functions of our drybulk fleet. We believe that Cardiff has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Seventy percent of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by Mr. Economou’s sister, who is also a member of our board of directors.

Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Cardiff’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Cardiff completed early implementation of the International Maritime Organization’s, or IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, in 1996. Cardiff has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and has been ISO 14001 certified since 2003, in recognition of its commitment to overall quality.

In addition, through our acquisition of Ocean Rig ASA, or Ocean Rig, a Norwegian offshore drilling services company whose shares were listed on the Oslo Stock Exchange, we own and operate two ultra-deep water, harsh environment, semi-submersible drilling rigs, the Leiv Eiriksson and the Eirik Raude. In April 2008, we, through our subsidiary, DrillShips Investment Inc., or DrillShips Investment, exercised an option to acquire two newbuilding advanced capability drillships for use in ultra-deep water locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per drillship. We expect to take delivery of Hulls 1865 and 1866 in July 2011 and September 2011, respectively. Our subsidiary Primelead Shareholders Inc., or Primelead Shareholders, entered into a share purchase agreement with related parties to acquire Drillships Holdings, Inc., or Drillships Holdings, which has contracts for construction of two newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders. Drillships Holdings is controlled by clients of Cardiff including Mr. Economou.

We have announced our intention to spin off to our shareholders our interests in our subsidiary, Primelead Shareholders, which owns the stock of Ocean Rig. Prior to or concurrently with the spin off of Primelead Shareholders, it will acquire (i) our existing subsidiary, DrillShips Investment, which has contracts for construction of the two drillships, Hulls 1865 and 1866, and (ii) Drillships Holdings, an entity not currently owned by us, which has contracts for construction of Hulls 1837 and 1838. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. If the spin off does not occur, we currently anticipate that we will not close on our acquisitions of Hulls 1837 and 1838. Our investment in Ocean Rig amounts to $1.4 billion, which our subsidiary, Primelead Limited, financed in part with approximately $800 million of borrowings, which DryShips Inc. has guaranteed. We are currently discussing with our lenders being released from our guarantee in the event the spin off proceeds. However, unless our lenders agree and assuming the spin off proceeds as announced, we will retain liability for the indebtedness that was incurred to acquire Ocean Rig but will no longer have an equity interest in Primelead Shareholders and, accordingly, will not share in the revenues or profits of its offshore drilling operations. As of March 5, 2009, $465 million of the $800 million of acquisition indebtedness is outstanding.

The Leiv Eiriksson, one of our two drilling rigs, is currently operating under a two-year contract expiring in September 2009 with Shell U.K. Limited, A/S Norske Shell and Shell E&P Ireland Limited for drilling operations in Irish, UK and Norwegian waters, which we refer to as the Shell contract. The rig operated in Irish waters in the second quarter of 2008 and relocated to Norwegian waters in the third quarter of 2008. On July 11, 2008, we obtained the requisite approvals from the Norwegian authorities and commenced operations in Norwegian waters. From January 1 through March 31, 2008, a dayrate of $476,000 applied while the rig was operating in Ireland and in the UK, and a dayrate of $511,000 applied while the rig was operating in Norwegian waters. Since April 1, 2008, a dayrate of $511,000 applies regardless of where the rig is operating. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus an 8% incentive bonus based upon operational performance. The letter of award is subject to the completion of definitive documentation. The contract is expected to commence in direct continuation from the current contract with Shell.

In October 2008, our other drilling rig, the Eirik Raude, commenced a contract entered in for a three-year term with Tullow Oil PLC for development drilling in offshore Ghana at an average dayrate over the contract period of $637,000, based upon 100% utilization, expiring in October 2011, which we refer to as the Tullow Oil contract. Tullow Oil has an option through March 31, 2009 to extend the contract for one or two additional years.

Various subsidiaries of Ocean Rig directly manage the Eirik Raude and the Leiv Eiriksson. The supervision of the construction of the two newbuilding drillships identified as Hulls 1865 and 1866 is performed by our subsidiary, Ocean Rig AS, pursuant to three separate management agreements. On August 1, 2008, the owning companies of the two newbuilding drillships identified as Hulls 1837 and 1838, which on October 3, 2008 we entered into a share purchase agreement to acquire, each entered into a separate management agreement with Ocean Rig AS for the supervision of the construction of these drillships on the same terms as the agreements by and between the owning companies of drillship hulls 1865 and 1866 and Ocean Rig AS. We expect to enter into separate management agreements with Cardiff prior to the spin off, pursuant to which Cardiff will provide additional supervisory services in connection with the newbuilding drillships, Hull 1837, Hull 1838, Hull 1865 and Hull 1866.

Our Fleet

As of March 26, 2009, our fleet is comprised of the following vessels:

Fleet Employment Data							Redelivery
	Year Built	DWT	Type	Current Employment	Gross rate per day		Earlier	Latest
Period Employment
Capesize:
Alameda	2001	170,269	Capesize	T/C	$21,000		Feb-11	May-11
Brisbane	1995	151,066	Capesize	T/C	$25,000	*	Dec-11	Apr-12
Capri	2001	172,579	Capesize	T/C	$61,000		Apr-18	Jun-18
Flecha	2004	170,012	Capesize	T/C	$55,000		Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$67,000		Feb-13	Apr-13
Mystic	2008	170,500	Capesize	T/C	$52,310		Aug-18	Dec-18
Samsara	1996	150,393	Capesize	T/C	$57,000		Dec-11	Apr-12

Panamax:
Avoca	2004	76,500	Panamax	T/C	$45,500		Aug-13	Dec-13
Bargara	2002	74,832	Panamax	T/C	$43,750		May-12	Jul-12
Capitola	2001	74,832	Panamax	T/C	$39,500		Jun-13	Aug-13
Catalina	2005	74,432	Panamax	T/C	$40,000		Jun-13	Aug-13
Ecola	2001	73,931	Panamax	T/C	$43,500		Jun-12	Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500		Jun-12	Aug-12
Majorca	2005	74,364	Panamax	T/C	$43,750		Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	T/C	$56,500		Jun-12	Sep-12
Padre	2004	73,601	Panamax	T/C	$46,500		Sep-12	Dec-12
Positano	2000	73,288	Panamax	T/C	$42,500		Sept-13	Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500		Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	T/C	$52,500		Jun-12	Sep-12
Samatan	2001	74,823	Panamax	T/C	$39,500		May-13	Jul-13
Xanadu	1999	72,270	Panamax	T/C	$39,750		Jul-13	Sep-13

Supramax:
Paros I (ex Clipper Gemini)	2003	51,201	Supramax	BB	$27,135		Oct-11	May-12
Pachino (ex VOC Galaxy)	2002	51,201	Supramax	BB	$20,250		Sept-10	Feb-11

Spot Vessels
Panamax:
Conquistador	2001	75,607	Panamax	Spot***	**
Coronado	2000	75,706	Panamax	Spot	**
Iguana	1996	70,349	Panamax	Spot	**
La Jolla	1997	72,126	Panamax	Spot	**		*****
Delray (ex Lacerta)	1994	71,862	Panamax	Spot	**
Heinrich Oldendorff	2001	73,931	Panamax	Spot
Maganari	2001	75,941	Panamax	Spot	**
Marbella	2000	72,561	Panamax	Spot	**
Ocean Crystal	1999	73,688	Panamax	Spot	**
Oregon	2002	74,204	Panamax	Spot	**
Primera	1998	72,495	Panamax	Spot	**
Sonoma	2001	74,786	Panamax	Baumarine	**
Sorrento	2004	76,633	Panamax	Spot	**
Toro	1995	73,034	Panamax	Spot	**		*****

Newbuildings:
N/B-Hull No: 1518A	Q3 2009	75,000	Panamax	N/A	N/A
N/B-Hull No: 1519A	Q4 2010	75,000	Panamax	N/A	N/A
N/B-Hull No: 2089	2009	180,000	Capesize	N/A	N/A
N/B-Hull No: SS 58	2010	82,000	Kamsarmax	N/A	N/A
N/B-Hull No: SS 59	2010	82,000	Kamsarmax	N/A	N/A

Rigs

Leiv Eiriksson	2001	Fifth-generation semi-submersible drilling unit		Contract with Shell U.K Limited, A/S Norske Shell and Shell E&P Ireland for a two-year term at day rates which ranged between $476,000 and $511,000, depending on operating areas. Since April 1, 2008, a day rate of $511,000 applies, regardless of operating area. This contract expires in September 2009. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus an 8% incentive bonus based on operational performance. The letter of award is subject to the completion of definitive documentation.

Fleet Employment Data						Redelivery
	Year Built	DWT	Type	Current Employment	Gross rate per day	Earlier	Latest
Eirik Raude	2002	Fifth-generation semi-submersible drilling unit		Contract with Tullow Oil PLC for a three-year term at an average day rate of $637,000 which expires in October 2011.

Newbuilding Drillships:
N/B-Hull No: 1865	2011	UDW Drillship
N/B-Hull No: 1866	2011	UDW Drillship

Contracted future acquisitions: N/B-Hull No: 1837	2010	UDW Drillship******		We have not yet closed on the acquisition of the owning company of this newbuilding drillship, and we do not intend to close on the acquisition if the spin off does not occur.

N/B-Hull No: 1838	2011	UDW Drillship******		We have not yet closed on the acquisition of the owning company of this newbuilding drillship, and we do not intend to close on the acquisition if the spin off does not occur

*	We recently agreed to amend the terms of the charter for this vessel from a rate of $57,000 per day for a period of 34 months to a rate of $25,000 per day for 36 months commencing February 2009, with the Company’s option to extend for three successive one year terms at a rate of $25,000 per day and the charterer’s option to extend for three successive one year terms at a rate of $30,000 per day.

**	For spot vessels, we have calculated an average TCE rate of $10,500 per day for March 2009. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period.

***	The gross rate per day is 100% of the average of the TC routes of the Baltic Panamax Index (PM4TC).

****	The gross rate per day is 100% of the average of the TC routes of the Baltic Capesize Index.

*****	We previously entered into an agreement to sell the MV La Jolla and agreed to settle the dispute with the buyers in connection with the buyers’ failure to take delivery under the relevant memorandum of agreement in exchange for aggregate compensation in the amount of $9 million. We previously entered into an agreement with Samsun Logix Corporation, or Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price. The buyers were obligated to remit an additional deposit of $1.5 million. We received notice from Samsun that it filed for receivership. Following Samsun’s failure to pay the additional deposit, we commenced arbitration proceedings against Samsun. See “Recent Developments in Our Drybulk Carrier Operations” below.

******	If the spin off of Primelead Shareholders does not occur, we currently do not anticipate that we will close our acquisition of these newbuilding drillships. In addition, the consent of Nordea Bank will be required for the acquisition of drillship hulls 1837 and 1838.

1.	For vessels trading in the Baumarine pool, the TCE rate is the pool’s estimate for earnings in the month of December.

2.	For vessels trading in the spot market or the Baumarine pool, the quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.

3.	The MV Heinrich Oldendorff, MV Paros I (ex MV Clipper Gemini) and MV Pachino (ex MV VOC Galaxy) are employed under bareboat charter.

We actively manage the deployment of our drybulk fleet between long-term and short-term (spot market) time charters, which generally last from several days to several weeks, and long-term time charters and bareboat charters, which can last up to several years. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for a specified total price. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel. Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage costs are paid by the Company’s customers.

We deploy our drilling rigs on long-term charters, or drilling contracts that provide for a day rate to be paid to us by the charterer. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the rig. The customer bears all fuel costs and logistics costs related to transport to/from the rig. We remain responsible for paying the operating expenses for the rigs, including the cost of crewing, catering, insuring, repairing and maintaining the rig, the costs of spares and consumable stores and other miscellaneous expenses. The lease element of revenue is recognized to the income statement on a straight line basis. The drilling services element of mobilization revenues, contributions from customers and the direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

Our drybulk vessels and drilling rigs operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Our Drybulk Operations

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, Panamax and Supramax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

During the year ended December 31, 2008, two of our customers accounted for more than ten percent of our voyage revenue: Cargill International Ltd (20%) and SK Shipping (11%). During the year ended December 31, 2007, one of our customers accounted for more than ten percent of our voyage revenue: Baumarine AS (12%). During the year ended December 31, 2006, two of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (25%) and Oldendorff Carriers Gmbh (13%). Baumarine AS is a pool operator and therefore we do not consider Baumarine as representative of any single “customer” that charters vessels in the vessel charter markets. Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of the Drybulk Fleet

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. All of our vessels are managed by Cardiff. The Entrepreneurial Spirit Foundation, a family foundation of Vaduz Liechtenstein, of which our Chief Executive Officer and members of his family are beneficiaries, owns 70% of the issued and outstanding capital stock of Cardiff. The remaining 30% of the issued and outstanding capital stock of Cardiff is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of our Chief Executive Officer. Cardiff performs all of our technical and commercial functions relating to the operation and employment of our vessels pursuant to management agreements concluded between Cardiff and our vessel-owning subsidiaries which have an initial term of five years and will automatically be extended to successive five year terms, unless at least 30 days’ advance notice of termination is given by either party. Our Chief Executive Officer and Interim Chief Financial Officer, under the guidance of our board of directors, manage our business as a holding company, including our own administrative functions, and we monitor Cardiff’s performance under the fleet management agreement.

The management fee we pay to Cardiff, our manager, is Euro 575 per day, per vessel. In addition, the management agreements provide for payment to Cardiff of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 400 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) 0.2% on derivative agreements and loan financing or refinancing. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 Cardiff has acted as the Company’s chartering broker and sales and purchase broker.

Cardiff also provides other management services for each of the drybulk carrier vessels. Cardiff provides commercial operations and freight collection services in exchange for a fee of Euro 85 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premia, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance, average and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of Euro 115 per day, per vessel. We also pay Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial accounting services, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Crewing and Employees

Cardiff employs approximately 250 people, all of whom are shore-based. In addition, Cardiff is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. Based on industry sources, demand is expected to remain relatively weak in 2009.

Vessel Prices

Drybulk vessel prices, both for new-buildings and secondhand vessels, have decreased significantly during the past year as a result of the weakening of the drybulk shipping industry. The vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea. There can be no assurance as to how long charterhire rates and vessel values will remain depressed or whether they will drop any further. Should the charterhire rates remain at these depressed levels for some time our revenue and profitability will be adversely affected.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, approximately 3,065 million tons of drybulk cargo was transported by sea, consisting of iron ore, coal and grains representing 27.5%, 25.87% and 10.24% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,108 million tons to 2,961 million tons, an increase of 40.46%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 382 million tons in 2007. In 2008, overall trade in all drybulk commodities increased from 2,961 million tons in 2007 to 3,065 million tons, an increase of 3.5%. However, demand for drybullk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.5 million tons in the second quarter of 2008 to a low of 96.2 million tons during the fourth quarter of 2008 representing a decrease of 19.5%.

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

•

Panamax vessels, which have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•

Handymax vessels, which have a carrying capacity of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt called Supramax. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•

Handysize vessels, which have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2009 represents approximately 28.3% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

The Effect Of Recent Developments In The International Drybulk Shipping Industry On Our Business

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

The general decline in the drybulk carrier charter market has resulted in lower charter rates for some of our vessels exposed to the spot market and our time charters and bareboat charter linked to the BDI. Specifically, we have 13 vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates, five newbuilding drybulk carriers that we expect will operate on spot charters when delivered in 2009 to 2010, as well as two vessels on time charter and one vessel on bareboat charter at rates that adjust with the BDI. The duration of our spot charters is between 60 and 90 days. 13 of our spot charters expire in the first and second quarter of 2009. Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low or decline even further.

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. We previously entered into contracts for the sale of MV La Jolla, MV Delray, MV Paragon and MV Toro for an aggregate purchase price of $190.4 million. As further discussed below, (i) we agreed with the buyers of the MV La Jolla to retain the vessel in exchange for aggregate compensation of $9.0 million and we expect to employ the vessel in the spot market; (ii) the sale of MV Delray will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer; (iii) we reached an agreement with the buyers of the MV Paragon to sell the vessel for a reduced price of $30.8 million; and (iv) we entered into an agreement with Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price of $36 million, including an additional deposit of $1.5 million, which we did not receive. We have commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the original contract price of $63.4 million pursuant to the terms of the agreement with Samsun.

Recent Developments in Our Drybulk Carrier Operations

Cancellation of Purchases of Four Panamax Vessels

We previously entered into separate agreements to acquire four Panamax vessels, including two newbuildings, for an aggregate purchase price of $400 million, from companies beneficially owned by George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer. In December 2008, we agreed to cancel these transactions in exchange for a cash payment by us of $105.0 million in addition to the sellers’ retaining the deposits totaling $55.0 million we previously paid for the four vessels. The vessels were: (i) a 75,228 dwt Panamax vessel built in 2008, (ii) a 75,204 dwt Panamax vessel built in 2007, (iii) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008 and (iv) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009. As part of the termination agreement, we have the exclusive option to purchase the above mentioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160.0 million until the purchase option terminates on December 31, 2009. The agreement was negotiated and approved by a committee consisting of the independent members of our board of directors.

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, we agreed to purchase nine Capesize drybulk carriers for aggregate consideration of $1.17 billion, consisting of $19.4 million of our common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. The sellers were clients of Cardiff including affiliates of George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and unaffiliated parties. In light of the considerable decrease in the asset values of the nine Capesize vessels, we entered into agreements with the sellers to cancel this transaction. The consideration to cancel the transaction will consist of the issuance of 6.5 million of our common shares to unaffiliated entities nominated by the third-party sellers, which will be subject to a six month lock-up period. The consideration received by entities controlled by George Economou will consist solely of 3.5 million warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share. Each warrant entitles the holder to purchase one share of our common stock. The warrants will vest over an 18-month period and will expire after five years. This transaction has been approved by the independent members of the board of directors and is scheduled to close in April 2009.

Disposal of Three Capesize Newbuildings

In July 2007 and April 2008, we entered into separate agreements to acquire three Capesize newbuildings from unaffiliated third parties for an aggregate purchase price of $364.0 million. On January

15, 2009, we agreed to transfer our interests in the owning companies of these vessels to an entity that is not affiliated with us. In connection with this transfer of interest, the sellers will release us and our relevant subsidiaries from the purchase agreements for these vessels. This release reduces our aggregate obligations in the amount of $364.0 million in exchange for total consideration of $116.4 million.

Under the terms of the January 15, 2009 agreement, the consideration consisted of $36.4 million in previously paid deposits toward the acquisition of the three vessels, $30.0 million in cash that was paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days, respectively with such installments payable in cash, or at our option, by issuing 2.6 million shares of our common stock for each tranche. Due to the decline in our stock price subsequent to January 15, 2009, on March 18, 2009, we and the purchaser agreed to amended terms whereby we agreed to issue such number of shares as is equal to $50 million divided by the closing price of our common stock on the Nasdaq Global Select Market on the trading day immediately prior to such issuance. On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of the purchaser.

Cancellation of Sale of MV Delray

On March 15, 2008, we entered into a memorandum of agreement to sell the MV Delray (ex MV Lacerta), a 1994 built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. The sale will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer

Sale of MV Tonga

In November 2008, we delivered the MV Tonga, a 1984 built, 66,798 dwt Panamax drybulk carrier, to her new owners for the sale price of $3.8 million, resulting in a loss of $3.0 million.

Developments with Respect to the MV Toro

We announced on February 6, 2009 that we had reached an agreement to sell the MV Toro at a reduced sale price. The purchaser of the MV Toro pursuant to this agreement, Samsun agreed to release its deposit of $6.3 million to us immediately and make a new deposit of $1.5 million. It thereafter was reported in the press that Samsun had filed for receivership, and we received notice of this receivership action. In addition, while Samsun released the initial deposit of $6.3 million to us, it failed to make the additional deposit of $1.5 million. As a result, we believe Samsun is in breach of this agreement. Samsun has not stated whether it intends to fulfill its agreement to purchase the MV Toro, and we have commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the contract price of $63.4 million pursuant to our agreement with Samsun.

Cancellation of Sale of the MV La Jolla

We previously entered into an agreement to sell the MV La Jolla, a 1997 built Panamax drybulk carrier, for a sale price of $66 million and we have agreed to settle the dispute with the buyers in connection with the buyers’ failure to take delivery under the relevant memorandum of agreement. Under the settlement agreement, we have agreed to retain the vessel in exchange for aggregate compensation in the amount of $9 million in respect of the cancellation.

Reduction of Sale Price for the MV Paragon

We previously entered into an agreement to sell the MV Paragon, a 1995 built 71,259 dwt Panamax drybulk carrier, for a sale price of approximately $61 million and we reached an agreement with the buyers to reduce the purchase price to $30.8 million. We expect to recognize a gain of approximately $2.4 million which will be recognized in the first quarter of 2009. On March 3, 2009, we delivered the vessel to the buyers.

Cancellation of Acquisition of MV Petalidi (ex MV Maple Valley)

In January 2009, we entered into an agreement to cancel the previously announced acquisition of the 2005 built Panamax drybulk carrier MV Petalidi (ex MV Maple Valley) for a purchase price of $61.0 million from an unrelated third party. In view of market conditions and following negotiations, we and the seller mutually agreed to cancel the memorandum of agreement to acquire the MV Petalidi (ex MV Maple Valley) in consideration of a payment of $8.0 million to the seller and the seller’s retention of the $6.1 million deposit that was previously paid. This cancellation reduced our 2009 capital expenditures by $46.9 million. Proceedings that had been pending in London and New York were both discontinued as a result of this agreement.

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding. We will issue a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. This transaction was approved on January 21, 2009 by the independent members of the board of directors as an accommodation to our manager.

Our Offshore Drilling Operations

Through most of 2008, the ultra deepwater drilling market continued to improve with a number of drilling contracts providing for day rates in the low to mid six-hundred thousands and forward start, term contracts extending out to 2013 and beyond. This demand for ultra deepwater units was supported by the belief in the industry that ultra deepwater units are the primary source of incremental supply. The growth in demand was driven primarily by non-OECD demand and that the fact that necessary incremental supply to meet this demand will be challenged by the accelerating natural decline of some of the very large mature oil fields. The deep water and ultra deepwater exploration success supported the thesis that deepwater drilling was a viable source of new supply. Large discoveries made in the lower Tertiary in the Gulf of Mexico. Brazil and Angola similarly confirmed new discoveries in the sub salt regions and substantial discoveries were also made in the emerging areas of India, South East Asia and West Africa. This unprecedented demand supported a massive new construction phase where more than 80 newbuilding drill ships and semi submersible drilling rigs were ordered in various shipyards around the world.

Early in the fourth quarter of 2008, the ultra deepwater market began to show signs of slowing, with less bid and general enquiry activity. The near-term market conditions have been adversely impacted by depressed commodity prices, the ongoing financial turmoil and economic recession. New fixtures have been relatively few. However, day rates in the ultra deepwater market remain robust, although lower than the highs existing in the middle of 2008. The economic uncertainty has prompted a number of international and independent energy and petroleum operators to postpone some near term activity and or delay making commitments on forward start contracts. The national oil companies, in contrast, remain active and have appeared to see the current economic downturn as an opportune period to lock up drilling capacity, especially near term capacity. The financial turmoil will also impact the supply of newbuild rig capacity. During the period from the fourth quarter 2008 to March 16, 2009, we believe a total of two newbuilding contracts have been cancelled in the ultra deepwater market. We expect this trend to continue as many of the new entrants may struggle to secure the necessary financing for their newbuild programs.

Longer-term, we believe the fundamentals are strong, growth in demand will likely return once the economic woes recede. and the supply of oil and gas will remain constrained, with deepwater basins being the primary source of incremental supply.

The drilling rig Leiv Eiriksson will complete its current contractual commitment on the later of (i) September 12, 2009, (ii) when the well that is in progress on this date is completed. The Leiv Eiriksson is currently employed on the Ormen Lange field in the Norwegian sector of the North Sea and is expected to carry on operations on this field and in British sector during the remaining contract period to September 2009. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus 8% incentive bonus based on operational performance. The letter of award is subject to the completion of definitive documentation. The contract is expected to commence in direct continuation from the current contract with Shell.

The Eirik Raude commenced the Tullow contract on October 8, 2008, arrived in Ghana on November 27, 2008 and commenced drilling operations on the Jubilee field. The day rate escalated from $611,000 to $629,000 on February 15, 2009. We have agreed to extend the date to exercise the option to extend the 3-year contract by one or two years from December 31, 2008 to March 31, 2009.

Competition

Our competition in the contract drilling industry ranges from large multinational companies to smaller, locally-owned companies. We believe we are competitive in terms of safety, pricing, performance, equipment, availability of equipment to meet customer needs and availability of experienced, skilled personnel. However, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our business can occur. Competition for offshore drilling rigs and drillships is usually on a global basis, as these drilling rigs and drillships are highly mobile and may be moved, at a cost that may sometimes be substantial, from one region to another in response to customers’ drilling programs and demand.

Customers

Our offshore drilling customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. The customers that have contracted our rigs are predominantly the large integrated major oil companies. During 2008, our contract with Shell U.K. Limited, A/S Norske Shell and Shell E&P Ireland Limited accounted for 54% of our total offshore drilling revenues, our contract with ExxonMobil accounted for 26% of our total offshore drilling revenues and our contract with Tullow Oil accounted for 20% of our total offshore drilling revenues.

Management of Our Offshore Drilling Operations, Including Crewing and Employees

Our subsidiary, Ocean Rig AS, directly manages its two drill rigs, the Eirik Raude and the Leiv Eiriksson. As of December 31, 2008, the Ocean Rig group had 401 employees, compared to 323 as of December 31, 2007, of which 374 were directly employed by Ocean Rig and 27 short-term employees and permanent crew were engaged through agencies. The increase in the number of employees is due to Norwegian regulations which required a 50% increase in crew for Norwegian operations. 114 persons are employed on the Eirik Raude and 196 on the Leiv Eiriksson, and we also have a crew resource team with 10 employees. The remaining 54 are shore-based support and management positions, of which 40 employees are based at the Forus, Norway headquarters and a total of 14 employees are located at the drill rig’s shore bases in Stavanger, Norway and Accra, Ghana.

The supervision of the construction of our two newbuilding drillships identified as Hulls 1865 and 1866 is performed by our subsidiary Ocean Rig AS pursuant to two separate management agreements, each dated August 1, 2008.

On August 1, 2008, the owning companies of the two newbuilding drillships identified as Hulls 1837 and 1838, which we entered into a share purchase agreement to acquire, each entered into a separate management agreement with Ocean Rig AS for the supervision of the construction of these drillships on the same terms as our agreements with Ocean Rig AS.

Under the terms and conditions of these agreements, Ocean Rig AS, among other things, is responsible for (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to each of these agreements, Ocean Rig AS is entitled to: (i) a fee of $250 per day until steel cutting, (ii) a fee of $2,500 per day from the date of steel cutting until the date of delivery of the applicable drillship to its owner and (iii) $8,000 per day thereafter. The management fees are subject to an increase based on the U.S. Consumer Price Index for the preceding 12 months. Ocean Rig AS is also entitled to a commission fee equal to 0.75% of gross hire and charter hire for contracts or charter parties entered into during the -term of the management agreement, payable on the date that the gross or charter hire money is collected.

The agreements each terminate on December 31, 2020, unless earlier terminated by Ocean Rig AS for non-payment within fifteen working days of request.

We expect to enter into separate managements agreements with Cardiff, pursuant to which Cardiff will provide additional supervisory services in connection with the newbuilding drillships identified as Hull 1837, Hull 1838, Hull 1865 and Hull 1866 and will be responsible for, among other things: (i) arranging insurance, (ii) identifying and arranging financing and acting as the intermediary with the bank after entering into any loan, (iii) providing sale and purchase management services, (iv) cooperating with Sarbanes-Oxley Act compliance and (v) handling and settling all claims arising under the management agreements.

Pursuant to each of these agreements, Cardiff will be entitled to: (i) a fee of 500 Euros per day per person, plus expenses, for on-site visits to the newbuilding construction site; (ii) a daily fee of $40 per from October 1, 2008 to the date of steel cutting and a fee of $400 per day thereafter until 90 days after the delivery of the drillship; (iii) a commission of 5% of total insurance premiums, (iv) a commission of 0.20% of any loan amount financed or re-financed, (v) a monthly fee of $30,000 per loan for which Cardiff serves as intermediary, (vi) a commission of 1% of the purchase price set forth in any memorandum of agreement for any vessel bought or sold on our behalf and a fee of 400 Euros per day for inspection of vessels for purchase, (vii) a daily fee of 20 Euros per vessel for services in respect of Sarbanes-Oxley compliance and (viii) a fee of 150 Euros per man per day of eight hours for time spent carrying out obligations with respect to the handling and settling of claims.

Insurance for Our Offshore Drilling Rigs

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability.

We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons.

We also have loss of hire insurance which becomes effective after 45 days of off-hire and coverage extends for approximately one year.

The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, that we will maintain insurance or, if we are so insured, that our policy will be adequate to cover our loss or liability in all cases.

Environmental and Other Regulations in the Drybulk Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, each of our vessels is ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We will obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.73 million (4.51 million SDR) plus $941 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $133.87 million (89.77 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.670561 SDR per U.S. dollar on February 13, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation will apply to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in Malta, except for two vessels which are flagged in Antigua and Barbuda. Malta flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per non-tank (e.g. drybulk) vessel that is over 300 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $625 million per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA and CERCLA. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. In addition, on September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability for non-tank vessels that would further increase the limits to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years. The Coast Guard is currently soliciting comments on the proposal. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The U.S. Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit’s ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties.

In response to the invalidation and removal of the EPA’s vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

In addition, pursuant to §401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. In the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry. The U.S. House of Representatives has recently passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. In addition, in November 2008 the Sixth Circuit affirmed a District Court’s dismissal of challenges to the state of Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Environmental and Other Regulations in the Offshore Drilling Industry

Our operations in the offshore drilling sector include activities that are subject to numerous international, federal, state and local laws and regulations, including MARPOL, OPA and CERCLA, each of which is discussed above, and the U.S. Outer Continental Shelf Lands Act. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection.

For example, the IMO adopted MARPOL and Annex VI to MARPOL to regulate the discharge of harmful air emissions from ships, which include rigs and drillships. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention’s strict liability for pollution damage caused by discharges of bunker fuel in ratifying states. We believe that all of our drill units are currently compliant in all material respects with these regulations. As described above, in October 2008, MEPC adopted amendments to the Annex VI regulations that require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines. We may incur costs to comply with these revised standards.

Furthermore, any drilling units we operate in the waters of the U.S., including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S., would have to comply with OPA and CERCLA regulations, as described above, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

Numerous governmental agencies issue such regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or injunctive relief for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance could adversely affect our consolidated financial statements. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See “Risk Factors—Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity”.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations in the offshore drilling segment are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S.

Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements, which are reviewed every five years and are subject to intermediate verification every 2.5 years.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

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

Class Surveys — drilling rigs. Class renewal surveys, also known as special surveys or class work, are carried out for the rig’s hull, machinery, drilling equipment, and for any special equipment classed, at the intervals indicated by the character of classification, normally every five years. At the special survey the rig is thoroughly examined. The classification society may grant a grace period for completion of the entire or parts of the special survey.

Substantial amounts of money have to be spent for renewals and repairs to pass a special survey, as several spares and components have a defined life-time of 5-15 years. This is accelerated if the rig experiences excessive wear and tear.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Both our drilling rigs are certified as being “in class” by De Norske Veritas (DNV). The Leiv Eiriksson completed the 5-year class in 2006 and the Eirik Raude in 2007.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000—$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage is subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is limited to approximately $4.25 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

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

As of December 31, 2008, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D.	Property, Plant and Equipment

We do not own any real property. We lease office space in Athens, Greece from our Chief Executive Officer. Through our subsidiaries, we lease office space in Nicosia, Cyprus; Stavanger, Norway; London, UK; Taccoradi, Ghana and Accra, Ghana. Our interests in the drybulk vessels and drilling units in our fleet are our only material properties. See “Our Fleet” in this section.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

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

Our Drybulk Carrier Segment

Factors Affecting Our Results of Operations – Drybulk Carrier Segment

We charter our drybulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in -house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on short-term time charters ranging from two to twelve months, we may employ additional vessels on longer-term time charters in the future. We also charter three of our vessels on bareboat charters. Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage costs are paid by the Company’s customers.

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

•

TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-GAAP measure, provides additional meaningful information in conjunction with revenues from our drybulk carriers, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk carrier segment for the periods indicated.

(Dollars in thousands, except

Average Daily Results)

	Year Ended October 31, 2004	Two-Months Ended December 31, 2004	Year Ended December 31,
			2005	2006	2007	2008
Average number of vessels	5.9	6	21.6	29.76	33.67	38.56
Total voyage days for fleet	2,066	366	7,710	10,606	12,130	13,896
Total calendar days for fleet	2,166	366	7,866	10,859	12,288	14,114
Fleet Utilization	95.40%	100.00%	98.00%	97.70%	98.71%	98.45%
Time charter equivalent	28,062	39,516	28,446	21,918	45,417	58,155

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

We placed four of our vessels in the Baumarine pool during 2008, of which one vessel remained in the pool as of December 31, 2008. We are paid a percentage of revenues generated by the pool calculated in accordance with a “pool point formula,” which is determined by points awarded to each vessel based on the vessel’s age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel. We believe that by placing our vessels in a pool of similar vessels, we benefit from certain economies of scale available to the pool relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization.

Revenue from these pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured. Revenue from the pooling arrangements for the years ended December 31, 2006, 2007 and 2008 accounted for 25%, 12% and 6% of our voyage revenues, respectively.

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

Voyage Expenses and Voyage Expenses – related party

Voyage expenses and voyage expenses—related party primarily consist of commissions paid.

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. During the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a vessel are deferred and charged to expenses over the period to a vessel’s next scheduled dry-docking, to the direct expense method, under which the dry-docking costs are expensed as incurred. Management considers this a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.

This change was effected in the accompanying consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 154, “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs.

Management Fees - Related Party

We outsource all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to Cardiff pursuant to new management agreements effective July 1, 2008, with an initial term of five years and will automatically be extended to successive five year terms. In the case of a vessel having been sold, notice to terminate the relevant management agreement is not effective until 90 days following the date of the protocol of delivery, unless otherwise mutually agreed in writing.

The management fee we pay to Cardiff, our manager, is Euro 575 per day, per vessel. In addition, the management agreements provide for payment to Cardiff of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 400 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; (v) a quarterly fee of Euro 250,000 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) 0.2% on derivative agreements and loan financing or refinancing. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006, Cardiff has acted as our chartering broker and sales and purchase broker.

Management fees for the period from January 1 to December 31, 2007 were based at a daily fixed fee of $689 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Management fees for the period from January 1, 2008 to June 30, 2008 were based at a daily fixed fee of $775.50 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

Cardiff also provides other management services for our drybulk carriers. Cardiff provides commercial operations and freight collection services in exchange for a fee of 85 Euros per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. In addition, if required, Cardiff has also agreed to handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of 150 Euros per person, per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of 115 Euros per day, per vessel. We also pay Cardiff a quarterly fee of 250,000 Euros for services rendered by Cardiff in connection with our financial reporting requirements under the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services not covered by the management agreements in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. For the year ended December 31, 2008, total fees paid to Cardiff amounted to $21.2 million.

General and Administrative Expenses and General Administrative Expenses -Related Party

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in the Marshall Islands. Fabiana provides the services of the individuals who serve in the positions of Chief Executive Officer and Chief Financial Officer. Fabiana is beneficially owned by our Chief Executive Officer, who also serves as our Interim Chief Financial Officer.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then-outstanding debt. We used a portion of the proceeds of our controlled equity offering through Cantor Fitzgerald as sales agent in 2006, 2007 and 2008 as well as a portion of the proceeds of our at the market offering through Merrill Lynch & Co. as sales agent in 2009 to repay existing indebtedness. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

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

During 2006, from April to October, we took delivery of seven secondhand vessels, the Lanzarote, Delray, Estepona, Ligari, Formentera, Maganari and Hille Oldendorff with charter party arrangements attached, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the vessels we evaluated the charter contract assumed and recognized (a) an asset of $5.5 million, for two of the vessels, with a corresponding decrease in the vessels’ purchase price and (b) a liability of $11.5 million, for the other five vessels, with a corresponding increase in the vessels’ purchase price. The fair value of the assumed charters was determined based on reference to current market rates for similar contracts considering the remaining time charter period. Of the above mentioned vessels, all were acquired from third parties.

During 2007, the Company acquired three drybulk carrier vessels for $193.1 million which were under existing bareboat time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of the above vessels evaluated the charter contracts assumed and recognized a liability of $38.7 million representing the fair value of below market acquired time charters, which is an equivalent of a present value of the excess of market rates of equivalent time charters prevailing at the time the foregoing vessels were delivered over existing rates of time charters assumed.

During 2008, the Company did not acquire any vessels which were under existing bareboat or time charter contracts.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk vessels;

•	drilling rigs; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels and drilling rigs.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	Charter rates and periods of charter hire for our drybulk vessels;

•	day rates and duration of drilling contracts;

•	utilization of rigs (earnings efficiency);

•	levels of drybulk carrier and rig operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Our Offshore Drilling Segment

Factors Affecting Our Results of Operations – Offshore Drilling Segment

We charter our drilling rigs to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the rig. The customer bears all fuel costs and logistics costs related to transport to/from the rig. We remain responsible for paying the rigs operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the rig, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days – We define employment days as the total number of days the drilling vessels are employed on a drilling contract.

•

Day rates. We define drilling day rates as the maximum rate in Dollars possible to earn for drilling services for one day, under the drilling contract. Such day rate may be measured by quarter-hourly, half-hourly or hourly basis, and may be reduced depending on the activity performed according to the drilling contract.

•

Earning efficiency on hire. Earning efficiency measures the effective earnings ratio reduced by certain operations paid at reduced rate, non-productive time at zero rate, or off hire without day rates, as a percentage of full earnings rate. Earning efficiency on hire measures the earning efficiency only for the period being on contract, not including off-hire periods.

•

Mobilization / demobilization fees: In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, day rate or fixed price mobilization and demobilization fees. For each contract, the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables (elements). For each element the Company determines how and when to recognize revenue.

•

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts, the Company determines whether the arrangement is a multi element arrangement, containing both a lease element and drilling services element.

•

Lease accounting: For revenues derived from contracts that contain a lease, the lease elements are recognized to the income statement on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element of mobilization and contributions from customers is recognized in the period in which the services are rendered. The Company will make a best effort estimate to split the contractual day rate into a lease element and a drilling services element in order to conduct such accounting. Direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, they are expensed as incurred. Capital improvements to the rig are depreciated over the estimated useful lives of the asset. Demobilization fees and expenses are recognized over the demobilization period. Other operating expenses are expensed when incurred.

Revenue from Drilling Contracts

Our drilling revenues are driven primarily by the number of rigs in our fleet, the contractual day rates and the utilization of the rigs. This, in turn, is affected by a number of factors, including our decisions relating to rig acquisitions and disposals, the amount of time that our rigs spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, the age, condition and specifications of our rigs, levels of supply and demand in the rig market, the price of oil, and other factors affecting the market day rates for drilling rigs.

Rig Operating Expenses

Rig operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the last two to three years. Other factors beyond our control, some of which may affect the offshore drilling industry in general, including, but not limited to, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

We depreciate our rigs on a straight-line basis over their estimated useful lives. Bare-decks are depreciated over 30 years and other asset parts over 5-15 years. We expense the costs associated with a five year periodical class work.

Management Fees to Related Party

Not applicable.

Management Fees from Related Party

In August 2008, Ocean Rig entered into management agreements with the entities that own newbuilding Hulls 1837 and 1838 and with the Company in respect of newbuilding Hulls 1865 and 1866 for both the construction and operations period until end of 2020. The owner entities cover all designated costs of the manager. In addition, the manager receives in the pre steel-cutting construction period a fee of $250 per day per vessel, increasing to $2,500 after the steel-cutting in the construction period. The fee increases to $8,000 per day in the operations period.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of the Stavanger and London offices, including approximately 40 senior management and employees and related costs.

Interest and Finance Costs

Ocean Rig completed a global refinancing in 2008, replacing secured bank debt and two bond issuances with secured bank debt only. See below under “Current Credit Facilities – $1.04 billion revolving credit and term loan facility, dated September 17, 2008.” Historically, we have incurred interest expense and financing costs in connection debt covering the fleet and not with rig-specific debt.

RESULTS OF OPERATIONS

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk vessels for the periods indicated.

Drybulk Carrier segment

(Dollars in thousands, except

Average Daily Results)

	2006	2007	2008
Average number of vessels	29.76	33.67	38.56
Total voyage days for fleet	10,606	12,130	13,896
Total calendar days for fleet	10,859	12,288	14,114
Fleet Utilization	97.70%	98.71%	98.45%
Time charter equivalent	21,918	45,417	58,155

Drilling Rig segment

The following table reflects our day rates and earning efficiencies for the year ended December 31, 2008.

(Day rates in thousands of

Dollars, earning efficiency in

percent)

Year Ended December 31, 2008
Average day rates	476
Average earning efficiency on hire	89%

Please see “Item 3. Key Information—A. Selected Financial Data” for information concerning the calculation of TCE rates.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Following our acquisition and consolidation of Ocean Rig at May 14, 2008, we have two reportable segments, the Drybulk Carrier segment and the Drilling Rig segment.

Revenues

For the Drybulk Carrier segment, Voyage revenues increased by $278.7 million, or 47.8%, to $861.3 million for 2008 compared to $582.6 million for 2007. The increase is attributable to the substantially increased hire rates we earned over this period as a result of charter rates contracted for during the second quarter of 2008, and the increase in the average number of vessels operated from 33.7 during the year ended December 31, 2007 to 38.6 during the year ended December 31, 2008. Towards the end of the second quarter of 2008, drybulk rates began to steadily decline. In 2008, we had total voyage days of 13,896 compared to 12,130 in 2007. The average fleet time charter equivalent rate increased from $45,417 in 2007 to $58,155 in 2008.

Revenue from drilling rig contracts amounted to $219.4 million for 2008. We did not earn any revenues from drilling contracts for 2007.

Voyage Expenses

For the Drybulk Carrier segment, Voyage expenses (including gains from sale of bunkers) increased by $21.6 million, or 68.4%, to $53.2 million for 2008, compared to $31.6 million for 2007. The increase is mainly attributable to the increase in commissions incurred by $13.4 million as a result of increased voyage revenues. The Drilling Rig segment did not have any Voyage expenses for 2008.

Vessel and Rig Operating Expenses

For the Drybulk Carrier segment, vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs increased by $16.5 million, or 26.1%, to $79.7 million for 2008 compared to $63.2 million for 2007. This increase is primary attributable to an increase in the number of calendar days from 12,288 in 2007 to 14,114 in 2008. The increase in calendar days during 2008 resulted from the enlargement of our fleet from an average of 33.7 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008. Daily vessel operating expenses per vessel increased by $499, or 9.7%, to $5,644 for 2008 compared to $5,145 for 2007. This increase was mainly attributable to increased stores, spares and repairs.

For the Drilling Rig segment, drilling rig operating expenses amounted to $86.2 million during the year ended December 31, 2008. Daily rig operating expenses amounted to $186,643 per rig. The Drilling Rig segment did not have any drilling rig operations expenses for 2007.

Gain On Sale of Vessels

For the Drybulk Carrier segment, Gain on sale of vessels increased by $85.3 million or 61% to $223 million for the year ended December 31, 2008, compared to gain of $137.7 million for the year ended December 31, 2007. This gain is attributable to the disposal of seven vessels at higher rates during the year ended December 31, 2008, compared to twelve vessels at lower rates during the year ended December 31, 2007.

The Drilling Rig segment did not have any gains on vessel disposals during 2008.

Gain On Contract Cancellation

For the Drybulk Carrier segment we recorded a gain on contract cancellation of $9.1 million which represents the deposit we retained in connection with the cancellation of the sale of MV Primera. There were no such gains in 2007.

The Drilling Rig segment did not have any such gains during 2008.

Contract termination and forfeiture fees of vessel deposits-related party

For the Drybulk Carrier segment, an amount of $160 million was paid as a loss on contract termination deposits and forfeiture of vessel deposits for four Panamax drybulk carriers in 2008. There were no such losses for 2007.

The Drilling Rig segment did not have any loss on contract termination deposits and forfeiture of drilling rig deposits for 2008.

Goodwill impairment

A charge of $700.1 million was recognized in 2008, as a result of the impairment testing performed on goodwill at December 31, 2008. The goodwill arose as a result of the acquisition of Ocean Rig during 2008.

Depreciation and amortization

	Year Ended December 31,
(In thousands of Dollars)	2007	2008
Drybulk carrier segment depreciation expense	$76,511	$110,507

Drilling Rig segment depreciation expense	—	$46,582

Amortization of intangible assets	—	890

Total	$76,511	$157,979

Depreciation increased by $81.5 million, or 106.5%, to $158.0 million for the year ended December 31, 2008, compared to $76.5 million for the year ended December 31, 2007. Of this increase, $34.0 million relates to the Drybulk Carrier segment and $47.5 million relates to the Drilling Rig segment. The increase from the Drybulk Carrier segment is due to the increase in the number of vessels operated from an average of 33.7 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008, and the fact that we renewed our fleet with younger and more expensive vessels. The depreciation attributable to the Drilling Rig segment reflects the depreciation on the two drilling rigs for the year ended December 31, 2008. Amortization relates to intangible assets attributable to the Drilling Rig segment.

Management Fees

The fees paid to Cardiff for the management of our vessels in the Drybulk Carrier segment increased by $11.5 million, or 119.8%, to $21.1 million in 2008 from $9.6 million in 2007 pursuant to new management agreements signed on July 1, 2008 that provide for increased fees and the increase in the number of fleet calendar days from 12,288 in the year ended December 31, 2007 to 14,114 in the year ended December 31, 2008 due to the growth of the fleet.

Management fees for the period from January 1 to December 31, 2007 were based at a daily fixed fee of $689 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Management fees for the period from January 1, 2008 to June 30, 2008 were based at a daily fixed fee of $775.50 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of 115 Euros per day, per vessel. We also pay Cardiff a quarterly fee of 250,000 Euros for services rendered by Cardiff in connection with our financial reporting requirements under the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services not covered by the management agreements in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. For the year ended December 31, 2008, total fees paid to Cardiff amounted to $21.2 million.

The Drilling Rig segment did not have any Management fees for 2008.

General and Administrative Expenses

For the Drybulk Carrier segment, general and administrative expenses and general and administrative expenses – related parties increased by $60.7 million, or 809%, to $68.2 million in the year ended December 31, 2008 compared to $7.5 million for the year ended December 31, 2007. The increase is mainly due to amortization of non-cash stock based compensation in the amount of $31.5 million for shares we issued to Fabiana Services S.A. as described in Notes 6 and 16 to the consolidated financial statements herein, the increase in the number of fleet calendar days from 12,288 for the year ended December 31, 2007 to 14,114 for the year ended December 31, 2008, due to the growth of the fleet and the significant increase in the exchange rate between the Dollar and the Euro.

For the Drilling Rig segment, general and administrative expenses amounted to $14.0 million for the year ended December 31, 2008. There is no such expense for the year ended December 31, 2007.

Interest and Finance Costs

For the Drybulk Carrier segment, interest and finance costs increased by $29.1 million, or 56.8%, to $80.3 million for the year ended December 31, 2008, compared to $51.2 million for the year ended December 31, 2007. The increase resulted primarily from the increased amount of average indebtedness outstanding during the year ended December 31, 2008 ($3.1 billion) compared to the year ended December 31, 2007 ($1.2 billion) and increased interest rates in the first half of 2008.

For the Drilling Rig segment, interest and finance costs amounted to $32.9 million for the year ended December 31, 2008. There is no such expense for the year ended December 31, 2007.

Interest Income

For the Drybulk Carrier segment, interest income increased by $2.7 million, or 52.9%, to $7.8 million for the year ended December 31, 2008, compared to $5.1 million for the year ended December 31, 2007, primarily due to increased liquidity and increased interest rates in the first half of 2008.

For the Drilling Rig segment, interest income amounted to $5.4 million for the year ended December 31, 2008. There is no such income for the year ended December 31, 2007.

Gain/(Loss) On Interest Rate Swaps

For the Drybulk Carrier segment, loss on interest rate swaps increased by $142.5 million from a loss on the calculation at interest rate swaps amounting to $4.0 million for 2007 to a loss of $207.9 million for 2008. The change is attributable to the increased notional amount of 31 swaps that were entered into in 2008, compared to eight in 2007, and the adverse movement in interest rates during 2008. None of the interest rate swaps for the Drybulk Carrier segment qualifies for hedge accounting.

The Drilling Rig segment realized a loss on interest rate swaps which did not qualify for hedge accounting of $65.4 million during 2008. There is no such expense for the year ended December 31, 2007.

Other, Net

For the Drybulk Carrier segment, a loss of $12.6 million was realized during 2008 compared to a loss of $3.0 million during 2007. The loss in 2008 is mainly attributable to the commission of $9.9 million paid to Cardiff in connection with the acquisition of 69.6% of the issued and outstanding shares of Ocean Rig ASA.

The Drilling Rig segment did not have any Other, net for 2008.

Equity in Loss of Investee

Equity in loss of investees amounted to $0.3 million and $6.9 million in the years ended December 31, 2007 and 2008, respectively. This represents the amount of income that is attributable to the shareholding of DryShips Inc. prior to obtaining control of Ocean Rig for the period from December 21, 2007 to May 14, 2008.

Minority Interest

Minority interest amounted to an expense of $16.8 million in the year ended December 31, 2008. This represents the amount of consolidated income that is not attributable to the shareholding of DryShips Inc. There is no such expense for the year ended December 31, 2007.

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

Voyage Expenses

Voyage expenses (including gains from sale of bunkers) increased by $15.6 million, or 97.5%, to $31.6 million for 2007, compared to $16.0 million for 2006. This increase is attributable to the increase in our voyage revenues discussed above which resulted in a substantial increase in commissions payable.

Vessel Operating Expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs increased by $9.0 million, or 16.6%, to $63.2 million for 2007 compared to $54.2 million for 2006. This increase is primary attributable to an increase in the number of calendar days. In 2007, we had 12,288 calendar days compared to 10,859 in 2006. The increase in calendar days during 2007 resulted from the enlargement of our fleet from an average of 29.76 vessels for the year ended December 31, 2006 to 33.67 vessels for the year ended December 31, 2007. Daily vessel operating expenses per vessel increased by $157, or 3.1%, to $5,145 for 2007 compared to $4,988 for 2006. This increase was mainly attributable to increased stores, spares and repairs.

Gain on Sale of Vessels

Gain on sale of vessels increased to $137.7 million for the year ended December 31, 2007, compared to $8.8 million for the year ended December 31, 2006. The increase is attributable to the disposal of twelve vessels during the year ended December 31, 2007 as compared to one vessel during the year ended December 31, 2006.

Depreciation

(In thousands of Dollars)	Year Ended December 31,
	2006	2007
Vessels depreciation expense	$58,011	$76,511

Total	$58,011	$76,511

Depreciation increased by $18.5 million, or 31.9% to $76.5 million for 2007 compared to $58.0 million for 2006. This increase is primary attributable to an increase in the number of calendar days we achieved due to the enlargement of our fleet as described above.

Management Fees

The fees paid to Cardiff for the management of our vessels increased by $3.0 million or 45.5% to $9.6 million in 2007 from $6.6 million in 2006 as a direct result of the increase in the number of fleet calendar days from 10,859 in the year ended December 31, 2006 to 12,288 in the year ended December 31, 2007 due to the growth of the fleet.

General and Administrative Expenses

General and administrative expenses increased by $1.6 million or 27.1%, to $7.5 million for 2007 compared to $5.9 million for 2006. This increase is due mainly to the increase in audit fees and fees related to compliance with the requirements of the Sarbanes-Oxley Act of 2002, Section 404.

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

Gain/(Loss) On Interest Rate Swaps

Gain/(loss) on interest rate swaps decreased by $4.7 million from a gain on the interest rate swaps amounting to $0.7 million for 2006 to a loss at $4.0 million for 2007.

Other, Net

A loss of $3.0 million was realized during 2007 compared to a gain of $0.2 million during 2006. The loss in 2007 reflects the commission of $4.0 million payable to Cardiff in connection with the acquisition of 30.4% of the issued and outstanding shares of Ocean Rig ASA

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, property and equipment, intangible assets and goodwill, income taxes, pensions and share based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company’s significant accounting policies, see Note 2 to the Company’s consolidated financial statements.

Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.” This statement requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests for impairment each year on December 31.

The Company tests goodwill for impairment by first comparing the carrying value of each reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment. To determine the fair value of each reporting unit, the Company uses a combination of generally accepted valuation methodologies, including both income and market approaches. For its drilling rig reporting unit, the Company estimates the fair market value using estimated discounted cash flows and publicly traded company multiples. The Company discounts projected cash flows using a long-term weighted average cost of capital, which is based on the Company’s estimate of the investment returns that market participants would require for each of its reporting units. To develop the projected cash flows associated with the Company’s drilling rig reporting unit, which are based on estimated future utilization and dayrates, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers. The Company derives publicly traded company multiples for companies with operations similar to the Company’s reporting units using information on shares traded on stock exchanges and, when they are available, from analyses of recent acquisitions in the marketplace. For the Company’s drilling rig reporting unit, the Company estimates fair market value using estimated discounted cash flows based on assumptions for future commodity prices, projected demand for its services, rig availability and day rates.

The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade names, 10 years; Software, 10 years; and fair value of below and above market acquired time charters, over the life of the associated contract. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair market value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Equity method investments: Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method. The Company’s ownership interest is recorded in “Long term investment” in the consolidated balance sheets. Earnings or losses from equity method investments are recorded in “Equity in loss of investees” in the accompanying consolidated statements of income.

Business Combinations: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 (“Business Combinations”), the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Acquisition costs also include fees paid to bankers in connection with obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business combination and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

Impairment of Long-Lived Assets: The Company follows SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. The Company reviews its vessels for impairment on a vessel by vessel basis when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in the years ended December 31, 2006 and 2007.

As December 31, 2008, the Company performed an impairment review of the Company’s long-lived and intangible assets, due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company’s long-lived and intangible assets to determine if the assets were impaired. Significant management judgment is required in forecasting future operating results, used in this method. These estimates are consistent with the plans and forecasts used by management to conduct its business.

Accounting for Revenue and Related Expenses:

Drybulk Carrier vessels: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time and bareboat charters, where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Drilling rigs: The majority of revenues are derived from contracts including day rate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables (elements).

For each element the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

Well contracts: These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. Mobilization fees, expenses and contributions from customers for capital improvements are recognized over the estimated duration of the drilling period. Demobilization fees and expenses are recognized over the demobilization period.

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multi element arrangement containing both a lease element and drilling services element. The lease element of revenue is recognized to the income statement on a straight line basis. The drilling services element of mobilization revenues, contributions from customers and the direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

For revenues derived from contracts that contain a lease, the lease elements are recognized in the income statement on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value.

Fair value of above/below market acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Above market acquired time charter”. When the opposite situation occurs, the difference is recorded as “Below market acquired time charter” (“Deferred revenue” in 2006). Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Financial Instruments: The Company designates its derivatives based upon SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS No 133”) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS No 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No 133” and SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

The fair value of the derivative instruments equals the amount that would be paid by the Company to cancel such derivative instruments at the reporting date, taking into account current interest rates and currency rates.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company is party to interest swap agreements where it receives a floating interest rate and in exchange pays a fixed interest rate for a certain period. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of Other comprehensive income in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral.

Stock-based compensation: Stock-based compensation represents restricted common stock granted to employees and directors for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award. Expense concerning restricted common stock granted to employees is included in “General and administrative expenses – related parties” in the consolidated statements of income, whereas expense concerning restricted common stock granted to directors is included in “General and administrative expenses” in the consolidated statements of income.

Segment Reporting: SFAS No. 131 ‘‘Disclosure about Segments of an Enterprise and Related Information’’ requires disclosure of descriptive information about the Company’s reportable operating segments. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such charter. Althought revenue can be indentified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating officer, reviews results solely by revenue per day and operating results of the drybulk carrier and drilling rig fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of Ocean Rig has resulted in the Company determining that it operates under two reportable segments, as a provider of drybulk commodities for the steel, electric utility, construction and agri-food industries (Drybulk carrier segment) and as a provider of ultra deep water drilling rig services (Drilling rig segment). The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.

Recent Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” or “SFAS No. 141(R)”. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No.141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company will adopt SFAS 141(R) for any new business combinations with an acquisition date on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51”, or “SFAS No. 160”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The adoption of SFAS No.160 will not have a material impact on the Company’s consolidated financial statements.

In March 2008, FASB issued Statement SFAS No 161. “Disclosure about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133” or “SFAS No.161”. SFAS No.161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, or “FSP FAS No.142-3”. FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, requiring prospective application to intangible assets acquired after the effective date. The Company will be required to adopt the principles of FSP FAS No. 142-3 with respect to intangible assets acquired on or after January 1, 2009. Due to the prospective application requirement, the Company is unable to determine the effect, if any, that the adoption of FSP FAS 142-3 will have on our consolidated statement of financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, or “SFAS No. 162”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS No. 162 was effective December 31, 2008 following the SEC's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. We have adopted SFAS No. 162 as of December 31, 2008. The adoption of SFAS No. 162 did not have an effect on the Company’s consolidated statement of financial position, results of operations or cash flows for the year ended December 31, 2008.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”, or “FSP EITF 03-6-1”. FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We expect to adopt FSP EITF 03-6-1 in the first quarter of 2009.

In December 2008, the FASB issued FSP No. FAS 132R-1, “Employers' Disclosures about Postretirement Benefit Plan Assets”, or “FSP FAS 132R-1”, which provides additional guidance regarding required disclosures for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132R-1 is effective for fiscal years ending after December 15, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

B.	Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. Our board of directors determined to suspend the payment of cash dividends beginning with the fourth quarter of 2008.

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

Breach of Loan Covenants

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness, which would impair our ability to continue to conduct our business. A total of $1.8 billion of indebtedness relating to our drybulk fleet has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 included in this annual report as a result of the breach of certain covenants contained in our loan agreements.

As of December 31, 2008, we had a working capital deficit of $1.8 billion. Several of our lenders, which collectively held $1.8 billion of our indebtedness relating to our drybulk fleet as of December 31, 2008, have notified us that we are in breach of certain financial and other covenants contained in our loan agreements.

Set forth below is information concerning the credit facilities for which we have received notice and/or communications from our lenders regarding our breach of loan covenants.

With respect to our $800 million credit facility with Nordea Bank, as Agent, we have entered into a covenant waiver and amendment agreement regarding the waiver of certain covenants including the minimum required security cover, the required minimum monthly retentions and the undertaking to prepay certain indebtedness in an amount equal to 50% of the net proceeds of new equity issued by us. The material terms of the covenant waiver and amendment agreement with Nordea Bank are as follows: (1) the Company will pay a restructuring fee of 0.15% on the outstanding loan amount under the facility plus an amount equal to 1.00% per annum on the loan outstanding for the period from January 9, 2009 until February 12, 2009; (2) $75 million of principal repayment due February 2009 will be postponed until May 2009; (3) the margin on the facility will increase by 1.00% to 3.125% per annum; (4) regular principal payments will resume as of August 2009; (5) the Company and its subsidiaries Primelead Ltd. and Primelead Shareholders, will ensure that Ocean Rig maintains $180 million in restricted cash in accounts with Nordea Bank and DnB Nor Bank from February 12, 2009 through May 12, 2009; (6) beginning June 12, 2009, the Company will make monthly deposits of $16.7 million up to the amount of the next scheduled payment under the facility, and (7) if the Company issues equity, bonds or other unsecured debt after January 1, 2009, then upon completion of such issue, the Company will repay an amount equal to (i) 100% of the net proceeds from the first batch of $100 million of shares sold, (ii) 50% of the net proceeds from the second batch of $100 million of shares sold, (iii) 25% of the net proceeds from the third and fourth batch of $100 million of shares sold, and (iv) 0% of the net proceeds from any additional shares sold above the first $400 million of shares sold. As per this clause, the Company has repaid $195 million of the loan from the proceeds of the January 28, 2009 ATM Equity Offering Sales Agreement with Merrill Lynch. In addition, among other things, lender consent will be required for the acquisition of drillship hulls 1837 and 1838, for new cash capital expenditures or commitments and for new acquisitions for cash until the loan has been repaid to below $375 million. The waiver agreement effective date will not exceed August 12, 2009.

With respect to our loan agreements with Piraeus Bank, dated October 5, 2007 and March 13, 2008, we are in breach of various financial and asset coverage covenants. We have reached a preliminary agreement for covenant waivers and to restructure these facilities. There can be no assurance that we will be able to reach a definitive agreement with Piraeus Bank. As of December 31, 2008, we had outstanding borrowings in the amount of $166.0 million under this facility.

The material terms of the preliminary restructuring and covenant waiver agreement with Piraeus Bank are as follows: (1) a waiver of all financial and asset coverage covenants that require the minimum aggregate value of the MV Lacerta, MV Mernorca, MV Toro, and MV Paragon to be above 125% of the loan agreement value or $162.5 million through January 1, 2011; (2) an increased applicable margin; and (3) a reduction in the term of the loan. We expect that the final documentation would require, among other things, a substantial reduction of the outstanding amount in the event that any of five collateralized vessels, which are the MV Toro, MV Paragon, MV Delray, MV Samatan and MV Pachino, were disposed. We completed the sale of the MV Paragon on March 3, 2009. As discussed in “Item 8. Financial Information – Legal Proceedings” we have commenced arbitration proceedings against the buyers of the MV Toro.

With respect to our senior and junior loan agreements with HSH Nordbank AG or HSH, each dated March 31, 2006, we are in breach of various covenants which require us to maintain (i) an aggregate market value of the collateralized vessels of not less than 200% and 170% for the senior and junior loan agreements respectively, and (ii) minimum market value adjusted net worth of the Company. As of December 31, 2008, we had outstanding borrowings in the amount of $673.4 million under these agreements.

With respect to our loan agreement with WestLB AG, dated June 20, 2008, we are in breach of various covenants which require us to maintain an aggregate market value of the collateralized vessels of not less than 135% of the aggregate of (i) the loan and (ii) the swap exposure, which as of any relevant date is the aggregate amount payable by the Company to WestLB AG in the event of an early termination with respect to all continuing swap transactions between the Company and WestLB AG. As of December 31, 2008, we had outstanding borrowings in the amount of $78.4 million under this facility.

Other than with respect to our senior and junior loan agreements with HSH, the market values of the collateralized vessels has declined below the amounts outstanding under the respective loan agreements as of December 31, 2008.

In addition, we are in breach of various other financial covenants contained in our other loan agreements. We may not be successful in obtaining waivers and amendments to our credit facilities. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. If the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Further, as discussed below, our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern.

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

We are currently in negotiations with our lenders to obtain waivers and restructure our debt. Our management expects that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Our management plans to settle the loan interest and capital installments with cash generated from operations as well as funding from equity offerings. We filed a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1993, as amended, on January 28, 2009 relating to the offer and sale of up to $500 million of our common stock. As of March 6, 2009, we had raised $370.5 million in net proceeds from this offering. Our management does not expect that cash be generated from the operations of the vessels and the drillships owned by the Company together with the maximum net proceeds of the $500 million equity offering to be sufficient to repay the total balance of loans in breach if such debt is accelerated by the lenders.

In addition, $1.8 billion of our indebtedness relating to our drybulk fleet is reflected as current due to our inability to meet our loan covenants. While we believe that our lenders will not declare an event of default so long as we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities, if our lenders declare an event of default under our credit facility agreements, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. We believe that we will generate sufficient cash from operations and proceeds from new equity to satisfy our liquidity needs for the next 12 months and enable us to continue as a going concern. As of March 11, 2009, we had issued and sold a total of 71,265,000 common shares pursuant to our at the market offering under our ATM Equity OfferingSM Sales Agreement, dated January 28, 2009, by and between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated as our agent for the sale of up to $500 million of our common shares, resulting in net proceeds of $370.5 million. However, there is a material uncertainty related to events or conditions that raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. See Note 3 to our audited consolidated financial statements included in this annual report.

Existing Credit Facilities

$1.04 billion revolving credit and term loan facility, dated September 17, 2008

In September and October 2008, Ocean Rig, our wholly-owned subsidiary, drew down a total of $1.0 billion under this credit facility, which was used to repay all other outstanding Ocean Rig debt in the amount of $776 million and for general corporate purposes. This credit facility consists of a guarantee facility which provides us with a letter of credit in the amount of up to $20 million, three revolving credit facilities in the amounts of up to $350 million, $250 million and $20 million, respectively, and a term loan facility in the amount of up to $400 million. This loan bears interest at LIBOR plus a margin, and is repayable in 20 quarterly installments plus a balloon payment of $400 million, payable together with the last installment on September 17, 2013. As of December 31, 2008, we had outstanding borrowings in the amount of $982.5 under this facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $931 under this facility.

The loan contains various finance covenants, including restrictions as to payment of dividends, distribution to shareholders, and the reduction of share capital without the bank’s prior consent. The loan is secured by (i) first and second priority mortgages over Ocean Rig’s two ultra-deepwater drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) pledges of shares of Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS, Ocean Rig Ghana Ltd., Ocean Rig Ltd., Ocean Rig 1 Inc. and Ocean Rig 2 Inc.; and (iv) first and second mortgages over the machinery and plant of Ocean Rig 1 Inc. and Ocean Rig 2 Inc. As of December 31, 2008, we were in compliance with all covenants under this facility.

Under this loan, Ocean Rig is restricted from paying dividends if there is less than six months on the contract for the Eirik Raude with Tullow Oil Plc, which expires October 2011, and no other contract with equally satisfactory terms has been entered into.

Two $562.5 million credit facilities, each dated July 18, 2008

As of December 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., our wholly-owned subsidiaries, each drew down $86.7 million under these credit facilities, which was used to partially finance the construction costs of Drillship Hulls 1865 and 1866, including payment of the loan financing fees, incidental vessel costs, commitment fees, loan interest, and a portion of the second yard installments. Both of these loans bear interest at LIBOR plus a margin and are repayable in 18 semi-annual installments through November 2020. The first installment is payable six months after delivery of the vessels, which is expected to be in the third quarter of 2011. As of December 31, 2008, we had outstanding borrowings in the aggregate amount of $173.4 million under these credit facilities, and as of March 26, 2009, we had outstanding borrowings in the aggregate amount of $174.2 million under these credit facilities. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 25% and (ii) the market value adjusted net worth must be greater than or equal to $500 million.

$126.4 million term loan facility, dated July 23, 2008

In July 2008, Cretan Traders Inc., our wholly-owned subsidiary, drew down $126.4 million under this term loan facility, which was used to partially finance the acquisition of the secondhand vessel, to be named Flecha. This loan bears interest at LIBOR plus a margin, and is repayable in 40 quarterly installments, plus a balloon payment of $20.4 million payable with the last installment in July 2018. As of

December 31, 2008, we had outstanding borrowings in the amount of $123.75 million under this term loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $121.1 under this term loan facility. As of December 31, 2008, we were not in compliance with a covenant for this facility which requires that the market value to loan amount ratio be equal to or greater than 125%.

Under this loan, we are restricted from paying dividends if we are in default of the loan or the payment of dividends would result in a default of the loan.

$103.2 million loan facility, dated June 20, 2008

In June and July 2008, Aegean Traders Inc. and Iguana Shipping Company Limited, our wholly-owned subsidiaries, drew down $32.5 million and $51.6 million under this loan facility, respectively, to partially finance the acquisition cost of the vessels Sorrento and Iguana. This loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, plus a balloon payment of $16 million payable with the last installment in July 2016 for the Sorento, and 20 quarterly installments, with the last installment in June 2013 for the Iguana. As of December 31, 2008, we had outstanding borrowings in the amount of $78.4 under this loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $74.6 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 20%, (ii) the market value adjusted net worth must be equal to or greater than $250 million and (iii) the market value to loan amount ratio must be greater than or equal to 135%.

$125 million loan facility, dated May 13, 2008

In May and June 2008, Norwalk Star Owners Inc. and Ionian Traders Inc., our wholly-owned subsidiaries, drew down $81.8 million and $43.2 million, respectively, under this loan facility to partially finance the acquisition cost of the vessels Capri and Positano. This loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, plus a balloon payment of $19 million payable with the last installment in June 2016. As of December 31, 2008, we had outstanding borrowings in the amount of $112 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $105.5 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility i) the market-adjusted equity ratio must be greater than or equal to 25%, and ii) the market value to loan amount ratio must be greater than or equal to125%.

Under this loan, we are restricted from paying dividends without the lender’s consent if we are in default of the loan.

$800 million credit facility and NOK 5.0 billion guarantee facility, dated May 9, 2008

In May and June 2008, Primelead Limited, our wholly-owned subsidiary, drew down a total of $800 million under this credit facility, which was used to guarantee the purchase price and finance the acquisition of the Ocean Rig shares that were acquired through the mandatory offering and to refinance existing debt. This loan bears interest at LIBOR plus a margin, and is repayable in four quarterly installments of $75 million each, followed by four quarterly installments of $50 million each plus a balloon payment of $300 million, payable with the last installment on May 12, 2010. As of December 31, 2008, we had outstanding borrowings in the amount of $650 million under this credit facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $460 million. As of December 31, 2008, we were not in compliance with the following covenant, among others, for this facility: the market-adjusted equity ratio must be greater than or equal to 30%. We have obtained a waiver agreement effective until August 12, 2009, at which time we expect to be in compliance with the restructured loan covenants.

Under this guarantee facility, we need the written consent of the lender to pay any dividends. Under this credit facility, we are restricted from paying dividends (i) if we are in default, (ii) if the payment of dividends would result in a default, or (iii) if after payment of dividends our liquid funds would be less than $100.0 million. In addition, no dividend may exceed $0.25 per share.

The material terms of the covenant waiver and amendment agreement with Nordea Bank are as follows:

(1) the Company will pay a restructuring fee of 0.15% on the outstanding loan amount under the facility plus an amount equal to 1.00% per annum on the loan outstanding for the period from January 9, 2009 until February 12, 2009; (2) $75.0 million of principal repayment due February 2009 will be postponed until May 2009; (3) the margin on the facility will increase by 1.00% to 3.125% per annum; (4) regular principal payments will resume as of August 2009; (5) the Company and its subsidiaries Primelead Ltd. and Primelead Shareholders, will ensure that Ocean Rig maintains $180 million in restricted cash in accounts with Nordea Bank and DnB Nor Bank from February 12, 2009 through May 12, 2009; and (6) beginning June 12, 2009, the Company will make monthly deposits of $16.7 million up to the amount of the next scheduled payment under the facility. In addition, among other things, lender consent will be required for the acquisition of drillship hulls 1837 and 1838, for new cash capital expenditures or commitments and for new acquisitions for cash until the loan has been repaid to below $375 million. The waiver agreement effective date will not exceed August 12, 2009, at which time the Company expects to be in compliance with the restructured loan covenants. As of December 31, 2008, we had outstanding borrowings in the amount of $650 million under this facility.

$90 million loan facility dated May 5, 2008

In June 2008, Dalian Star Owners Inc, our wholly-owned subsidiary, drew down $90 million under this loan facility to partially finance the acquisition cost of the secondhand vessel Mystic. The loan bears interest at LIBOR plus a margin, and is repayable in 14 semi-annual installments, with a balloon payment of $27 million, payable together with the last installment in December 2015. As of December 31, 2008 and March 26, 2009, we had outstanding borrowings in the amount of $80 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 20%, (ii) the market value adjusted net worth must be greater than or equal to $250 million and (iii) the market value to loan amount ratio must be greater than or equal to 125%.

$130 million loan facility, dated March 13, 2008

In March 2008, Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, our wholly-owned subsidiaries, drew down $130 million under this loan facility in order to obtain additional liquidity and for general corporate purposes. The vessels Lacerta, Menorca, Toro and Paragon were released from their previous loan and related security obligations, and were provided as collateral under this loan facility. On June 27, 2008, the vessel Menorca was sold and its loan balance outstanding at such date of $33 million was fully repaid. On December 9, 2008, the vessel Lacerta was renamed Delray. On March 3, 2009, the vessel Paragon was sold and its outstanding loan balance of $28.5 million was fully repaid. The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments plus a balloon payment of $33.6 million, payable with the last installment in March 2015. As of December 31, 2008, we had outstanding borrowings in the amount of $84 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $53 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 25%, and (ii) the market value to loan amount ratio must be greater than or equal to 125%.

$101.2 million loan facility, dated December 4, 2007

In December 2008 and January 2009, Team-Up Owning Company Limited and Orpheus Owning Company Limited, our wholly-owned subsidiaries, drew down an aggregate of $101.2 million under this loan facility in order to partially finance the acquisition cost of the second hand vessels Saldahna (ex. Shino Brilliance) and Avoca. The loan bears interest at LIBOR plus a margin, and is repayable in 28 quarterly installments, with a balloon payment of $32.2 million, payable together with the last installment in January 2015. As of December 31, 2008, we had outstanding borrowings in the amount of $91.8 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $88.7 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 30%, and (ii) the market value to loan amount ratio must be greater than or equal to 125%.

$47 million loan facility dated November 16, 2007

In December 2007, Iason Owning Company Limited, our wholly-owned subsidiary, drew down $47 million under this loan facility in order to partially finance the acquisition cost of the second hand vessel Oregon (ex. Athina Zafirakis). The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment of $12 million, payable together with the last installment in December 2015. As of December 31, 2008 and March 26, 2009, we had outstanding borrowings in the amount of $38 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 20%, (ii) market value adjusted net worth greater than or equal to $180 million, and (iii) the market value to loan amount must be greater than or equal to 130%.

$90 million loan facility dated October 5, 2007

In October and November 2007, Boone Star Owners Inc. and Iokasti Owning Company Limited, our wholly-owned subsidiaries, drew down $90 million under this loan facility in order to partially finance the acquisition cost of the second hand vessels Samatan and VOC Galaxy. The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment of $24.3 million, payable together with the last installment in the first quarter of 2016. As of December 31, 2008, we had outstanding borrowings in the amount of $82 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $80 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 25%, (ii) the market value adjusted net worth must be greater than or equal to $250 million and (iii) the market value to loan amount ratio must be greater than or equal to 125%.

$35 million loan facility dated October 2, 2007

In October 2007, Ioli Owning Company Limited, our wholly-owned subsidiary, drew down $35 million under this loan facility in order to partially finance the acquisition cost of the secondhand vessel Clipper Gemini. The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment of $11 million, payable together with the last installment in the first quarter of 2017. As of December 31, 2008, we had outstanding borrowings in the amount of $29 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $27.5 under this loan facility. As of December 31, 2008, we were not in compliance with the market value to loan covenant. The Company’s ratio must be greater than or equal to 125%. If we are in default of this loan, we may not pay dividends without the lender’s consent.

$628.8 million senior and junior loan facilities, dated March 31, 2006

In April, 2006, we drew down $628.8 million in order to refinance the then outstanding balance of our prior indebtedness ($528.3 million as at 2005), to provide us with working capital, and to partially finance the acquisition cost of the second hand vessels Hille Oldendorff, Maganari, Ligari and Lanzarote. These facilities are comprised of (i) term loan and short-term credit facilities of up to $557.5 million in the aggregate (senior loan facility) and (ii) term loan and short-term credit facilities of up to $71.3 million in the aggregate (junior loan facility). The senior and junior loan facilities were subsequently amended and supplemented (as described below). As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) market-adjusted equity ratio and (ii) minimum market value adjusted net worth of $750 million.

Under these facilities, dividends may not exceed more than 50% of our net income for that year, as evidenced by the relevant annual audited financial statements.

$557.5 million senior loan facility

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 40 quarterly installments, with a balloon payment of up to $17.2 million, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment As of December 31, 2008, we had outstanding borrowings in the amount of $561 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $544.8 million under this loan facility.

As of December 31, 2008, we were not in compliance with the following covenants for this facility: i) the market-adjusted equity ratio must be greater than or equal to 40% and ii) the market value adjusted net worth must be greater than or equal to $750 million.

Under this loan facility, we may not pay dividends in excess of 50% of net income.

$71.3 million junior loan facility

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 40 quarterly installments, with a balloon payment of up to $17.2 million, payable with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2008, we had outstanding borrowings in the amount of $112.5 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $109.2 million under this loan facility.

Under this loan facility, we may not pay dividends in excess of 50% of net income.

As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 40% and (ii) the market value adjusted net worth must be greater than or equal to $750 million.

Supplemental Letter agreements, each dated May 15, 2006 to the senior and junior loan facilities

During May 2006, we obtained the lenders’ consent to draw down $26,512,500 to partially finance the acquisition of the vessel Maganari, an amount exceeding 75% of the market value of the ship. The lenders’ also gave consent to a separate repayment schedule for this amount.

Supplemental letter agreements, each dated November 28, 2006, to increase the aggregate amounts under the senior and junior loan facilities by $82.3 million to $711.1 million

We increased the amount of the term loan and short-term credit facility by up to $11.6 million and $70.8 million, respectively. During 2006, we drew down $82.3 million to repay the $61.5 million loan facility, dated September 7, 2006, to partially finance the acquisition cost of the vessel Redondo ($11.6 million) and to provide us with working capital ($9.3 million).

Amending and restating agreements, each dated May 23, 2007, to increase the aggregate amounts under the senior and junior loan facilities, as amended in November 2006, by up to $181.0 million and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200.0 million

During 2007, we drew down $319.7 million under the amending and restating agreements in order to partially finance the acquisition cost of the second hand vessels Samsara, Bargara, Marbella, Primera, Brisbane, Majorca, Heinrich Oldendorff, Menorca, Capitola and Ecola and any additional vessels. The loan bears interest at LIBOR plus a margin, and is repayable in 37 variable quarterly installments, with a balloon installment of $157.5 million, payable together with the last installment on May 31, 2016. The amending and restating agreements have been further supplemented (as described below).

Supplemental letter agreements, each dated February 27, 2008, to the senior and junior loan facilities, as amended and restated

Financial covenants in the loan were amended so that our required minimum market value adjusted net worth was increased from $225 million to $500 million for the years subsequent to the year ended December 31, 2008, and increasing the amount of free cash required from $20 million to $40 million.

In April 2008, we drew down $49.4 million in order to partly finance the acquisition of the vessel Conquistador.

Supplemental letter agreements, each dated April 23, 2008, to the senior and junior loan facilities, as amended and restated

In April 2008, the senior and junior loan facilities were amended to provide as follows: (i) the Company’s market value net worth must be higher than $750 million for the year ended December 31, 2008, $800 million for the year ended December 31, 2009, and $1 billion for subsequent years, (ii) the Company must maintain minimum available cash of $100 million, and (iii) the Company must have current charters for 25% of its vessels until December 31, 2009 and 35% of its vessels following that date.

All of our credit facilities discussed in this section other than the $1.04 billion revolving credit and term loan facility, dated September 17, 2008, are secured by a first priority mortgage over the collateralized vessels, a corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. Each of the loans contain covenants including restrictions with respect to (1) changes in management and ownership of the vessels, (2) incurring additional indebtedness and (3) mortgaging the collateralized vessels without the bank’s prior consent as well as certain financial covenants relating to our financial position, operating performance and liquidity. In addition, we must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2007 and 2008, amounted to $20 million and $280 million, respectively, and are classified as “restricted cash”, and other non-current assets in our consolidated balance sheets. Furthermore, we are not permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of our net income as evidenced by our relevant annual audited financial statements. Our board of directors has determined to suspend the payment of cash dividends beginning with the fourth quarter of 2008.

Repaid Credit Facilities

$260 million credit facility, dated December 17, 2007

In December, 2007, Primelead Limited, our wholly-owned subsidiary, drew down $243.1 million under this credit facility in order to partially finance the acquisition cost of 51,778,647 shares of common stock of Ocean Rig. The loan bears interest at LIBOR plus a margin, and is repayable in eight quarterly installments, with a balloon payment of $121.6 million, payable with the last installment in December 2009. However, as of May 2008, the then outstanding loan balance of 227.9 million was refinanced with the $800 million facility outlined above.

$30.1 million bridge facility, dated August 30, 2007

In September 2007, we drew down $30.1 million under this bridge facility in order to part finance the acquisition cost of the vessels Athina Zafirakis, Nord Mercury, Shinyo Brilliance and VOC Galaxy. The loan bore interest at LIBOR plus a margin, and was repaid in one installment on February 19, 2008.

$30.0 million short-term credit facility, dated May 23, 2007

In June and July 2007, we drew down $30 million under this short-term credit facility in order to partially finance the acquisition of the vessels Menorca, Bargara, Capitola, Primera, Marbella, Ecola, Majorca and Brisbane. This loan bore interest at LIBOR plus a margin, and was fully repaid on August 21, 2007.

$181 million bridge loan facility dated April 19, 2007

In May, 2007, we drew down $181 million under this bridge loan facility in order to partially finance the acquisition cost of the vessels Marbella, Bargara, Brisbane, Capitola, Primera and Menorca. This loan bore interest at LIBOR plus a margin, and was fully repaid on May 30, 2007.

$33 million short-term bridge loan facility, dated April 5, 2007

In April, 2007, we drew down $33 million under this short-term bridge loan facility in order to partially finance the acquisition cost of the vessel Primera. The loan bore interest at LIBOR plus a margin, and was fully repaid on April 23, 2007.

As of March 26, 2009, we had outstanding borrowings in the aggregate amount of $1.9 billion under our credit facilities with various institutions and unutilized lines of credit with two lenders in the amount of $951.6 million and cash and cash equivalents (including restricted cash) of $762.3 million. We expect to draw down these available facilities in connection with the construction of drillship Hulls 1865 and 1866. Our weighted average interest rate (including the margin) for the years ended December 31, 2006, 2007 and 2008 was 6.59%, 6.48% and 4.28%, respectively.

$185 million loan facility, dated November 12, 2004

During 2004, we drew down $185 million under this loan facility in order to refinance prior indebtedness and partially finance certain of our vessels. This loan facility consists of term loan facility in the amount of up to $160 million and a reducing revolving loan facility in the amount of $25 million. The loan bore interest at LIBOR plus a margin. The term loan facility was repayable in 36 quarterly installments, and the reducing revolving loan facility was repayable in four quarterly installments. This loan facility has been fully repaid.

Derivatives

Interest rate cap and floor agreements: As of December 31, 2007 and 2008, the Company had outstanding eight and thirty, respectively, interest rate cap and floor agreements in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings. The summary terms of the agreements outstanding as of December 31, 2008 are as follows:

(1)	From May 2005, for a period of nine years through February 2014, for a notional amount of $154.2 million. Under the cap and floor provisions of the agreement the Company pays interest at 5.59% if three-month LIBOR is between 5.59% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.59%.

(2)	From May 2005, for a period of ten years through May 2015, for a notional amount of $120.6 million. Under the cap provisions of the agreement the Company pays interest at 5.8% if three-month LIBOR is between 5.8% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.8%.

(3)	From June 2005, for a period of eight years through March 2013, for a notional amount of $22.0 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%.

(4)	From June 2005, for a period of six years through March 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%.

(5)	From July 2005, for a period of ten years through April 2015, for a notional amount of $42.4 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%.

(6)	From July 2005, for a period of seven years through April 2012, for a notional amount of $22.3 million. Under the cap provisions of the agreement the Company pays interest at 5.64% if three-month LIBOR is between 5.64% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.64%.

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

(8)	From August 2007, for a period of four years through November 2011, for a notional amount of $75 million. Under the cap provisions of the agreement the Company pays interest at 5.25% if three-month LIBOR is between 5.25% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%.

(9)	From May 2008, for a period of five years through May 2013, for a notional amount of $357 million. Under the provisions of the agreement the Company pays a fixed rate of 3.92% and receives the three-month LIBOR.

(10)	From June 2008, for a period of eight years through May 2016, for a notional amount of $144.2 million. Under the provisions of the agreement the Company pays a fixed rate of 4.385% and receives the three-month LIBOR.

(11)	From June 2008, for a period of eight years through May 2016, for a notional amount of $66 million. Under the provisions of the agreement the Company pays a fixed rate of 4.38% and receives the three-month LIBOR.

(12)	From July 2008, for a period of seven years through July 2015, for a notional amount of $124.8 million. Under the provisions of the agreement the Company pays a fixed rate of 4.13% and receives the three-month LIBOR.

(13)	From July 2008, for a period of seven years through January 2015, for a notional amount of $94.9 million. Under the provisions of the agreement the Company pays a fixed rate of 4.09% and receives the three-month LIBOR.

(14)	From May 2008, for a period of five years through May 2013, for a notional amount of $65 million. Under the provisions of the agreement the Company pays a fixed rate of 3.92% and receives the three-month LIBOR.

(15)	From May 2008, for a period of seven years through November 2015, for a notional amount of $45 million. Under the provisions of the agreement the Company pays a fixed rate of 4.2% and receives the three-month LIBOR.

(16)	From June 2008, for a period of five years through July 2013, for a notional amount of $28.7 million. Under the provisions of the agreement the Company pays a fixed rate of 3.7% and receives the three-month LIBOR.

(17)	From July 2008, for a period of nine years through September 2017, for a notional amount of $174.6 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through September 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(18)

From July 2008, for a period of nine years through September 2017, for a notional amount of $58.2 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through September 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(19)	From July 2008, for a period of six years through September 2014, for a notional amount of $58.2 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through September 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(20)	From July 2008, for a period of six years through September 2014, for a notional amount of $19.39 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through September 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(21)	From July 2008, for a period of nine years through November 2017, for a notional amount of $175.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through November 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(22)	From July 2008, for a period of nine years through November 2017, for a notional amount of $58.5million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through November 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(23)	From July 2008, for a period of six years through November 2014, for a notional amount of $58.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through November 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(24)

From July 2008, for a period of six years through November 2014, for a notional amount of $19.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through November 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(25)	From December 2008, for a period of five years through June 2013, for a notional amount of $28.5 million. Under the provisions of the agreement the Company pays a fixed rate of 3.69% and receives the three-month LIBOR.

(26)	From October 2008, for a period of five years through October 2013, for a notional amount of $49.9 million. Under the provisions of the agreement the Company pays a fixed rate of 3.97% and receives the three-month LIBOR.

(27)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.1% and receives the three-month LIBOR.

(28)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.07% and receives the three-month LIBOR.

(29)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.07% and receives the three-month LIBOR.

(30)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.05% and receives the three-month LIBOR.

Interest swap agreements: In September 2008, Ocean Rig entered into three interest swap agreements for an amount of $100 million, $300 million and $350 million, respectively, for a period of 5 years. Under the $100 million interest swap (with a bullet structure), the Company receives a floating interest rate and in exchange, pays a fixed interest rate of 3.77%. Under the $300 million interest swap (with a bullet structure), the Company receives a floating interest rate and in exchange, pays a fixed interest rate of 3.80%. Under the $350 million interest swap (reducing quarterly linearly to zero and a net position as per December 31, 2008 of $332.5 million), the Company receives a floating interest rate and in exchange, pays a fixed interest rate of 3.53%. As of December 31, 2008, the market value of the interest swaps was a liability of $47.2 million (2007: liability $0.3 million).

Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the USD against the Euro. As of December 31, 2006, the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option was 1.21 USD per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007. As of December 31, 2006, the Company had on forward foreign exchange contract, maturing in January 2007. The strike rate was 1.2320 USD per Euro for an amount of Euro 200,000. The forward rate under this forward transaction was 1.2320 USD per Euro for an amount of Euro 200,000.

As of December 31, 2008, Ocean Rig had forward foreign exchange sale contracts of $16.5 million outstanding with a negative fair market value of $1.6 million recorded in the caption market value of financial instruments in the balance sheet. The forward exchange contracts are not designated as hedges for accounting purposes. Realized and unrealized gains and losses are included as financial items in the consolidated income statement. The company recorded a loss of $2.5 million from these instruments in 2008.

The interest rate hedge described above qualifies as an effective hedge under FAS 133, as the notional and principal amounts, term, re-pricing dates, dates of interest and principal receipts and payments, and the basis for measuring interest rates are the same for the hedging instrument and the hedged item. At the maturity of the swap, its fair value will be zero, just as it was at inception, and each change in value of the swap over its term will be recorded as adjustments to both the swap asset or liability and other comprehensive income.

Forward freight agreements: During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2007 and 2008, no FFAs remain open.

Cash Flows

Year ended December 31, 2008 compared to year ended December 31, 2007

Our cash and cash equivalents increased to $303.1 million as of December 31, 2008, compared to $111.1 million as of December 31, 2007, primarily due to increased cash provided by operating and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $1.8 billion as of December 31, 2008 compared to a working capital deficit of $86.3 million as of December 31, 2007. The deficit increase is due to the large increase in the current portion of long-term debt resulting from our breach of loan covenants coupled with the prolonged and continuing deterioration of the drybulk charter market. If we were not in breach of our loan covenants, and $1.8 billion of indebtedness relating to our drybulk fleet were not reclassified to current liabilities as a result of such breach, our working capital deficit would be $49.8 million.

If our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position, and our ability to make timely payments on our newbuilding purchase contracts and to meet our debt repayment obligations.

We are currently in negotiations with our lenders to obtain waivers with respect to financial covenants and restructure our debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations as well as funding from equity offerings. We filed a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1993, as amended, on January 28, 2009 relating to the offer and sale of up to $500 million of our common stock. As of March 16, 2009, we had raised $370.5 million in net proceeds from this offering. Management does not expect that cash generated from the operations of the vessels and the drillships owned by the Company together with the maximum net proceeds of the $500 million equity offering would be sufficient to repay the total balance of loans in breach if such debt is accelerated by the lenders.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $132.2 million, or 32%, to $540.1 million for the year ended December 31, 2008 compared to $407.9 million for the year ended December 31, 2007. This increase is primarily due to the increased time charter rates we earned during the year ended December 31, 2008 and the enlargement of our fleet. We expect our net cash provided by operating activities to decline as a result of the recent severe decline in drybulk charter market rates.

Net Cash Used In Investing Activities

Net cash used in investing activities was $2.1 billion for the year ended December 31, 2008, consisting of $991.3 million paid to acquire Ocean Rig, $742.8 million in payments for vessel acquisitions, $507.3 million in advances for vessel acquisitions and vessels under construction, $16.6 million in payments for rig improvements, $262.7 million in payments to restricted cash, partly offset by an amount of $410.2 million representing the net proceeds received from the sale of the vessels Matira, Menorca, Netadola, Lanzarotte, Waikiki Solana and Tonga during the year ended December 31, 2008. Net cash used in investing activities also includes an increase of $262.7 million in restricted cash due to changes in the classification of the loan balances from long-term to current liabilities.

Net cash used in investing activities was $955.7 million during 2007. This reflects the amount of $406.0 million invested in Ocean Rig ASA for the acquisition of 30.4% or 51,778,647 of the issued share capital, the acquisition cost of the fifteen vessels delivered during the period from February to December 2007 amounting to $799.5 million less an amount of $105.2 million representing advances for vessels’ acquisitions made during 2007, and the amount of $38.7 million that represents the attached charter parties debited to vessels’ cost. Furthermore an amount of $351.8 million represents the proceeds from the sale of eleven vessels during 2007.

Net Cash Provided By/Used In Financing Activities

Net cash provided by financing activities was $1.8 billion for the year ended December 31, 2008, consisting mainly of $2.9 billion drawdown under short-term and long-term facilities and $662.7 million from net proceeds from the issuance of common stock, partly offset by payments under short-term and long-term credit facilities in the aggregate amount of $1.7 billion and $33.2 million of cash dividends paid to stockholders.

Net cash provided by financing activities was $656.4 million for the year ended December 31, 2007, consisting mainly of $860.8 million drawdown under short and long term loan facilities and $127.1 million from net proceeds from the issuance of common stock, partly offset by payments of loans in the aggregate amount of $296.7 million and $28.4 million of cash dividends paid to stockholders.

C.	Research and Development, Patents and Licenses etc.

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008:

	Payments due by period
Obligations	Total	1 year	2-3 years	4-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	3,198,234	2,396,660	279,074	522,500	—
Interest and borrowing fees (2)	836,555	147,948	235,033	257,383	196,191
Shipbuilding contracts-Vessels (3)	47,237	47,237	—	—	—
Shipbuilding contracts-Drillships (4)	1,162,771	21,695	1,141,076	—	—
Newbuilding purchases (5)	560,855	389,945	170,910	—	—
Retirement Plan Benefits (6)	18,402	1,463	3,149	3,472	10,318
Operating leases (7)	4,882	1,481	2,565	836	—
Office space rent (8)	36	13	23	—	—

Total	5,828,972	3,006,442	1,831,830	784,191	206,509

(1)	As further discussed in Note 11 to our audited consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2008, was $3,198.2 million (gross of unamortized deferred financing fees of $39.4 million), which were used to partially finance the expansion of our fleet, the construction of drilling rigs and the acquisition of Ocean Rig. The loans bear interest at LIBOR plus a margin. The amounts in the table under “Long Term Debt” do not include any projected interest payments.
(2)	Our long-term debt outstanding as of December 31, 2008 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate of 4.06% as of December 31, 2008.
(3)	In September 2006, the Company entered into two shipbuilding contracts with a Chinese shipyard for the construction of two Panamax dry-bulk vessels for a contract price of $38.6 million each. As of December 31, 2008, an amount of $20.0 million was paid to the shipyard representing the first, second and third installments for the construction cost of the two vessels which are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010. We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding.
(4)	In April 2008, the Company exercised its option to acquire two advanced capability drillships for use in ultra-deepwater drilling locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per unit. The drillships will be constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the first and second quarter of 2011, respectively. As of December 31, 2008, an amount of $411.9 million was paid to the shipyard representing the first and second installment for the construction cost of the two drillships.
(5)	On July 27, 30, April 30 and August 13, 2008 the Company concluded seven memoranda of agreement for the construction of three 180,000 dwt Capesize drybulk carriers, one 177,000 dwt Capesize drybulk carrier, two 82,000 dwt Kamsarmax drybulk carriers and one 76,000 dwt Panamax drybulk carrier for a total consideration of $647.5 million. As of December 31, 2008, an amount of $87.0 million was paid to the sellers representing a portion of the total purchase price of the six newbuilding vessels varying from 10% to 30% which are expected to be delivered from the shipyard in the last quarter of 2009 and the third quarter of 2010.

(6)	The Company has six defined benefit plans for employees managed and funded through Norwegian life insurance companies at December 31, 2008. The pension plans covered 237 employees by year end 2008. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.
(7)	The Company entered into a new five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts.
(8)	The Company leases office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO.

Dividend Payments

On January 9, April 2, July 18 and September 30, 2008 the Company declared dividends in the aggregate amount of $33.2 million ($7.3 million ($0.20 per share, paid on January 31, 2008 to the stockholders of record as of January 18, 2008), $8.5 million ($0.20 per share, paid on April 30, 2008 to the stockholders of record as of April 17, 2008), $8.7 million ($0.20 per share, paid on August 22, 2008 to the stockholders of record as of August 8, 2008), $8.7 million ($0.20 per share, paid on October 31, 2008 to the stockholders of record as of October 15, 2008)), respectively.

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to enhance our liquidity. The payment of dividends to our shareholders in the future is subject to limitations imposed by our lenders.

The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

G.	Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

Item 6.	Directors and Senior Management

A.	Directors and Senior Management

On December 19, 2008, Mr. Angelos Papoulias resigned as a member of our board of directors, effective December 19, 2008. This resignation was accepted by us on December 22, 2008, on which date our board of directors appointed Mr. Evangelos Mytilinaios as a member of the board and as the chairman of our audit committee to succeed Mr. Papoulias.

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

Name	Age	Position
George Economou	55	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer; Class A Director

Evangelos Mytilinaios	59	Class B Director

George Xiridakis	44	Class B Director

Chryssoula Kandylidis	54	Class C Director

George Demathas	53	Class C Director

Pankaj Khanna	39	Chief Operating Officer

Iro Bei	26	Secretary

The term of our Class B directors expires at the annual general shareholders meeting in 2009. Our Class B directors are Evangelos Mytilinaios and George Xiridakis. The term of our Class C directors expires at the annual general shareholders meeting in 2010. Our Class C directors are George Demathas and Chryssoula Kandylidis. The term of our Class A director expires at the annual general shareholders meeting in 2011.

The business address of each officer and director is the address of our principal executive offices, which are located at 80, Kifissias Avenue, GR 15125, Amaroussion, Greece.

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc since its inception in 2004. He successfully took the Company public in February 2005. Economou has overseen the Company’s growth into the largest U.S. listed drybulk company in fleet size and revenue, and the second largest Panamax owner in the world. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies (“Cardiff”). Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. He was born and raised in Athens, Greece and is a graduate of Athens College. Mr. Economou completed his higher education at the Massachusetts Institute of Technology where, in 1976, he earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management. Effective May 30 2007, Mr. Economou was appointed by the DryShips Board as the Interim Chief Financial Officer.

George Demathas was appointed to the Board of Directors of DryShips Inc. on July 18, 2006 to fill the vacancy resulting from the resignation of Mr. Nikolas Tsakos. Mr. Demathas has a BA in Mathematics and Physics from Hamilton College in New York and an M.S. in Electrical Engineering and Computer Science from Columbia University. As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industries in the USSR. Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Since 1996 he has invested in natural gas trunk pipelines in Central Asia. He is based in Moscow and travels widely in Europe and the U.S.A.

George Xiradakis was appointed to the Board of Directors of DryShips Inc. in May 2006. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions. XRTC acted as the commercial representative of international banks including the French banking groups Credit Lyonnais and NATIXIS in Greece. Mr. Xiradakis is also the advisor of various shipping companies, as well as international and state organizations. Mr. Xiradakis has served as a President of the Hellenic Real Estate Corporation and Hellenic National Center of Port Development. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University formerly known as City of London Polytechnic in London. Mr. Xiradakis holds an MSc., in Maritime Studies from the University of Wales.

Chryssoula Kandylidis was appointed to the Board of Directors of DryShips Inc. on March 5, 2008, to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis. Mrs. Kandylidis is the beneficial owner of all the issued and outstanding capital stock of Prestige Finance S.A., a Liberian corporation which owns 30% of the outstanding capital stock of Cardiff. Mrs. Kandylidis has also served as an Advisor to the Minister of Transport and Communications in Greece for matters concerning People with Special Abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d’ Athenes. She also holds a degree in Economics from the University of Geneva.

Evangelos Mytilinaios was appointed to the Board of Directors of DryShips Inc. on December 19, 2008, to fill the vacancy resulting from the resignation of Mr. Angelos Papoulias. Mr. Mytilinaios has over 20 years of experience in the shipping industry. He served as a senior executive in the Peraticos and Inlessis Group of Companies, which are involved in the drybulk and tanker shipping sectors. He presently heads a diversified group of companies involved in tourism and real estate development in Greece and the United Kingdom. After attending the Athens University of Economics, he started his career by joining and heading his family’s aluminum production enterprise, Mytilineos Holdings S.A., one of the largest aluminum product manufacturers in Greece. Mr. Mytilinaios is the chairman of our audit committee.

Pankaj Khanna was appointed as the Company’s Chief Operating Officer in March 2009. Mr. Khanna has 19 years of experience in the shipping industry. Prior to joining the Company, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd from. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. Prior to joining Alba Maritime Services S.A., Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales & purchase activities, newbuilding ordering activities, and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a large multinational shipbroker. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Iro Bei was appointed as corporate secretary of the Company with effect from August 21, 2008. Ms. Bei is an attorney-at-law and is an associate at Deverakis Law Office. Ms. Bei graduated from the School of Law, University College London, U.K. with an LL.B. (2003) and an LL.M. (2004) and she is a member of the Athens Bar Association (2008).

B.	Compensation of Directors and Senior Management

We paid an aggregate amount of $9.9 million as compensation to our executive directors for the fiscal year ended December 31, 2008. Non-executive directors received annual compensation in the aggregate amount of $85,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

We entered into an agreement with Fabiana with an effective date of February 2008, a related-party entity incorporated in the Marshall Islands in October 2008. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The agreement is for a period of five years unless terminated earlier in accordance with the terms of the agreement. Pursuant to the agreement, the Company is obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana one million (1,000,000) shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (described below). Such shares vest quarterly in eight equal installments beginning in May 2008. Our Chief Executive Officer also serves as our Interim Chief Financial Officer.

On January 21, 2009 the Company’s Chief Executive Officer received a retroactive bonus of Euro 5,000.

Equity Incentive Plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under this Plan, officers, key employees, and directors are eligible to receive, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 1,834,055 shares of common stock have been reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the plan will expire after January 16, 2018, which is the tenth anniversary of the date the Plan was adopted. As of December 31, 2008, we have awarded 1,000,000 common shares to Fabiana. The shares vest quarterly in eight equal installments with the first, second, third and fourth installments of 125,000 common shares vesting on May 28, 2008, August 28, 2008 and November 28, 2008 and February 28, 2009, respectively. As of March 26, 2009, 500,000 of these common shares have vested.

The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). The related stock based compensation expense for the year ended December 31, 2008 amounted to $31.2 million and is included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income.

The fair value of each share on the grant date was $75.09. The fair value of the 1,000,000 common shares on the grant date amounted to $75.1 million, or $75.09 per share, and will be recognized as compensation in the consolidated accompanying statements of income over the two year vesting period.

On October 2, 2008, the Company’s Board of Directors and Compensation Committee approved grants in the amount of 9,000 vested shares and 9,000 unvested shares to the non-executive directors of the Company. The unvested common shares will vest ratably over a three year period with the first vesting date being January 1, 2009. The fair value of each vested share on the grant date was $33.59 and will be recognized as compensation in the consolidated income statements over the three year vesting period quarterly in twelve equal installments.

For the shares granted to the directors on October 2, 2008, the fair value of each share on the grant date was $33.59. The fair value of the non-vested shares granted amounted to $0.3 million and will be recognized as compensation in the accompanying consolidated statements of income over the three year vesting period. Stock based compensation for our directors for the year ended December 31, 2008 amounted to $0.3 million and is included in “General and administrative expenses” in the accompanying consolidated statements of income.

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

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan’s administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

C.	Board Practices

Committees of the Board of Directors

The Board has established an audit committee comprised of three independent directors: Evangelos Mytilinaios, George Demathas and George Xiradakis. The Audit Committee is governed by a written charter, which is approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements under SEC Rule 10A-3 that all members of the Audit Committee fulfill the requirement of being financially literate and that George Xiradakis qualifies as an audit committee financial expert as defined under current SEC regulations. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

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

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

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

As of December 31, 2008, the Company employed two persons with respect to its operations in the drybulk shipping sector: our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. Economou, and our internal auditor, both of whom are located in Athens, Greece. As of December 31, 2008, the Company employed approximately 401 skilled employees in its offshore drilling sector, the majority of whom are employed on the Leiv Eiriksson and the Eirik Raude.

Mr. Pankaj Khanna joined the Company as Chief Operations Officer in March 2009.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions”.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock as at March 26, 2009. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Common Stock
Common Stock, par value $0.01	George Economou *	13,163,089	8.6%

*	Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 1,000,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 963,667 of these shares through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

B.	Related Party Transactions

Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, controls the Entrepreneurial Spirit Foundation (the “Foundation”), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff, our manager. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou’s sister, Ms. Chryssoula Kandylidis, who serves on our board of directors. The Foundation also owns 100% of the common stock of Elios Investments Inc., or Elios, which holds 7.7% of our common stock.

Cardiff Management and Services Agreements: We outsource all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to Cardiff pursuant to new management agreements effective July 1, 2008, with an initial term of five years and will automatically be extended to successive five year terms. In the case of a vessel having been sold, notice to terminate the relevant management agreement is not effective until 90 days following the date of the protocol of delivery, unless otherwise mutually agreed in writing.

The management fee we pay to Cardiff, our manager, is Euro 575 per day, per vessel. In addition, the management agreements provide for payment to Cardiff of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 575 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; (v) a quarterly fee of Euro 250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) 0.2% on derivative agreements and loan financing or refinancing. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 Cardiff has acted as the Company’s chartering broker and sales and purchase broker.

Management fees for the period from January 1 to December 31, 2007 were based at a daily fixed fee of $689 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Management fees for the period from January 1, 2008 to June 30, 2008 were based at a daily fixed fee of $775.50 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

Cardiff also provides other management services for each of the drybulk carrier vessels. Cardiff provides commercial operations and freight collection services in exchange for a fee of 85 Euros per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premia, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance, average and salvage claims) in exchange for a fee of 150 Euros per person, per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of 115 Euros per day, per vessel. We also pay Cardiff a quarterly fee of 250,000 Euros for services rendered by Cardiff in connection with our financial reporting requirements under the Securities and Exchange Act of 1934, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services not covered by the management agreements in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter which was EURO/USD 1.23, 1.34. and 1.41 for the years ended December 31, 2006, 2007 and 2008, respectively.

Dividend Reinvestment and Repayment of Indebtedness: On October 31, 2006, we issued an aggregate of 235,585 common shares to Elios, Advice Investment S.A., or Advice, and Magic Management S.A., or Magic, pursuant to share purchaser agreements whereby each of Elios, Advice and Magic agreed to invest such stockholder’s $0.20 per share dividend payment in respect of the third quarter of 2006 which was paid on October 31, 2006 to stockholders of record on September 29, 2006. In addition, under the same agreement, we issued 254,512 common shares to Goodwill Shipping Company Limited, or Goodwill, a corporation organized under the laws of Malta and controlled by Mr. Economou, in payment of $3,327,000 of principal and interest due under a seller’s credit agreement in connection with the acquisition of the vessel Hille Oldendorf. The common shares issued to the selling stockholders and Goodwill were issued at a price of $13.07 per share, which is the average closing price of the Company’s common stock on the Nasdaq Global Select Market for the eight trading days ended October 24, 2006. In December 2006, the Company filed a registration statement on Form F-3 on behalf of Elios, Advice and Magic registering for resale an aggregate of 15,890,097 of our common shares held by them.

Appointment of Cardiff’s General Manager to our Board of Directors: On May 29, 2007, Mr. Aristidis Ioannidis, the General Manager of Cardiff, was appointed to our board of directors. Mr. Ioannidis resigned in March 2008.

Office Lease: We lease office space in Athens, Greece, from Mr. George Economou, our Chairman, CEO, and Interim CFO. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases.

Consultancy Agreement: We entered into an agreement with Fabiana, a related-party entity incorporated in the Marshall Islands, in October 2008, with an effective date of February 2008. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The agreement is for a period of five years unless terminated earlier in accordance with the terms of the agreement. Pursuant to the agreement, the Company is obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana one million (1,000,000) shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (described below). Such shares vest quarterly in eight equal installments beginning in May 2008. Our Chief Executive Officer also serves as our Interim Chief Financial Officer.

Right of First Refusal: Mr. Economou has entered into a letter agreement which includes a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, enters into an agreement that sets forth terms upon which he or it would acquire that drybulk carrier. Pursuant to this letter agreement, Mr. Economou will notify our audit committee of any agreement that he or his other affiliates have entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and will provide the audit committee a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee of that opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to become the purchaser of such drybulk carrier, before Mr. Economou will accept the opportunity or offer it to any of his other affiliates. Our audit committee, which consists of our independent directors, will require a simple majority vote to accept or reject this offer.

Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of the loan amendment with HSH Nordbank, on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1.3 million (asset), from the following two related companies, which are controlled by Mr. Economou:

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

Purchase of Ocean Rig ASA shares: On December 20, 2007 Primelead, a wholly owned subsidiary of DryShips acquired 51,778,647 shares in Ocean Rig ASA following its nomination as a buyer from Cardiff. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff amounting to $4.0 million. The commission was treated as an internal cost and is included in “Other, net” in the Company’s consolidated statements of income. This commission was paid on February 1, 2008.

In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig, were purchased from companies controlled by the Company’s Chief Executive Officer and Interim Chief Financial Officer for a consideration of $66.8 million, which is the U.S. dollar equivalent of NOK 45 per share, which is the price that was offered to all shareholders in the mandatory offering.

A commission of $9.9 million was paid to Cardiff for services rendered in relation to the acquisition of the remaining shares in Ocean Rig ASA. This above commission was paid on December 5, 2008 and is reflected in “Other, net” in the company’s consolidated statements of income.

Cancellation of Purchases of Four Panamax Vessels: We previously entered into separate agreements to acquire four Panamax vessels, including two newbuildings, for an aggregate purchase price of $400 million, from companies beneficially owned by George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer. In December 2008, we agreed to cancel these transactions in exchange for a cash payment by us of $105.0 million in addition to the sellers’ retaining the deposits totaling $55.0 million we previously paid for the four vessels. The vessels were: (i) a 75,228 dwt Panamax vessel built in 2008, (ii) a 75,204 dwt Panamax vessel built in 2007, (iii) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008 and (iv) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009. As part of the termination agreement, we will have the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160.0 million. The exclusive purchase option granted to us by the selling companies will terminate on December 31, 2009.

Cancellation of Purchases of Nine Capesize Vessels: In October 2008, we agreed to purchase nine Capesize drybulk carriers for consideration aggregating $1.17 billion, consisting of 19.4 million of our common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. The sellers were clients of Cardiff, including affiliates of George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and unaffiliated parties. In light of the considerable decrease in asset values of the nine Capesize vessels, we have reached an agreement with the sellers to cancel this transaction. The consideration to cancel the transaction will consist of the issuance of 6.5 million of our common shares to entities that are unaffiliated with us nominated by the third-party sellers, which will be subject to a six month lock-up period. The consideration received by entities controlled by George Economou will consist solely of 3.5 million warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share. Each warrant entitles the holder to purchase one share of our common stock. The warrants will vest over an 18-month period and will expire after five years.

Adjustment in Contract Price for Two Panamax Newbuildings: We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the fourth quarter of 2009 and the first quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding. We will issue a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A.

Acquisition of Newbuilding Drillships Identified as Hulls 1837 and 1838: On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of Cardiff, including Mr. Economou. The drillships are sister vessels to drillship hulls 1865 and 1866 and are also being constructed by Samsung Heavy Industries. The expected cost of construction is approximately $747.6 million per unit. As of March 26, 2009, $413.0 million has been paid in installments for these hulls. In connection with the acquisition of these drillships, we will assume installment payments totaling $1.1 billion and will assume or have incurred total debt obligations of $261.1 million. We have not yet obtained financing for this $1.1 billion of installment payments for Hulls 1837 and 1838, which amounts to approximately 70% of the purchase price of these drillships.

The consideration payable to the sellers of DrillShips Holdings for these two ultra deepwater drillships will be in the form of newly issued shares of Primelead Shareholders. Primelead Shareholders will issue to the sellers of DrillShips Holdings such number of shares that will be equal to 25% of its then issued and outstanding shares. The percentage of common shares to be issued to the sellers of DrillShips Holdings was determined based on valuations of the two newbuilding drillships prepared by third party appraisers. If the spin off of Primelead Shareholders does not occur, we currently anticipate that we will not complete on our acquisitions of Hulls 1837 and 1838. In October 2008, we advanced on behalf of the owning companies of newbuilding Hulls 1837 and 1838 installment payments in the aggregate amount of $5.0 million. In conjunction with these payments, we entered into an indemnity agreement with these owning companies, pursuant to which such owning companies undertook to reimburse us for such installment payments, plus interest at a fixed rate of five percent, if the spin off does not occur. DrillShips Holdings had not been consolidated with DryShips Inc. as of December 31, 2008, as the closing of the acquisition has not occurred.

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

In July 2006, Ocean Rig commenced London arbitration proceedings against Irving Shipbuilding, Inc., or ISI in relation to ISI’s role in the completion of the Eirik Raude in 2001 and 2002. The proceedings principally concern ISI’s financial management of the project in respect of which Ocean Rig will seek substantial damages from ISI.

A contingent liability of $3.1 million has been recognized, based on a claim from an investment bank in relation to our acquisition of Ocean Rig. The maximum exposure to the claim is $24 million.

We previously entered into an agreement with Samsun Logix Corporation, or Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price. The buyers were obligated to remit an additional deposit of $1.5 million. We received notice from Samsun that it filed for receivership. Following Samsun’s failure to pay the additional deposit, we commenced arbitration proceedings against Samsun.

On March 15, 2008, we entered into a memorandum of agreement to sell the MV Delray (ex MV Lacerta), a 1994 built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. The sale will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer.

In January 2009, we entered into an agreement to cancel the previously announced acquisition of the 2005 built Panamax drybulk carrier MV Petalidi (ex MV Maple Valley) for a purchase price of $61.0 million from an unrelated third party. In view of market conditions and following negotiations, we and the seller mutually agreed to cancel the memorandum of agreement to acquire the MV Petalidi (ex MV Maple Valley) in consideration of a payment of $8.0 million to the seller and the seller’s retention of the $6.1 million deposit that was previously paid. This cancellation reduced our 2009 capital expenditures by $46.9 million. Proceedings that had been pending in London and New York were both discontinued as a result of this agreement.

On March 5, 2009, a complaint against the Company’s current board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company has just received the complaint and is currently studying it. See “Item 4. Information on the Company – Business Overview – Recent Developments in Our Drybulk Carrier Operations – Cancellation of Purchases of Four Panamax Vessels” and “– Cancellation of Purchases of Nine Capesize Vessels.”

Dividend Policy

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

Our previous dividend policy was to declare and pay quarterly dividends from our net profits of $0.20 per common share to shareholders each January, April, July and October. Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends, if any, in the future, will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends, if any, in the future. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and as such will generally be subject to a 15% United States federal income tax rate with respect to non -corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this report entitled “Tax Considerations” for additional information relating to the tax treatment of our dividend payments.

B.	Significant Changes

See note 19 of item 18.

Item 9.	The Offer and Listing

Our common stock currently trades on The NASDAQ Global Select Market under the symbol “DRYS”. Since our initial public offering in February 2005, the price history of our common stock was as follows:

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “DRYS”. Since the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, the high and low closing price of our common stock were as follows:

	Sales Price
For the Period	High	Low
2009
January	$16.58	$6.63
February	$7.16	$3.47
March 1 through March 26	$5.52	$2.79

2008
Fourth quarter	$35.45	$3.54
December	12.43	3.71
November	21.94	3.54
October	35.45	14.05
Third quarter	$79.61	$33.15
September	68.78	33.15
August	79.61	66.30
July	79.13	70.58
Second quarter	$110.74	$59.98
First quarter	$87.45	$52.18

2007
1st Quarter ended March 31, 2007	$23.61	$16.85
2nd Quarter ended June 30, 2007	$43.38	$23.24
3rd Quarter ended September 30, 2007	$91.40	$44.14
4th Quarter ended December 31, 2007	$130.97	$69.67
Year ended December 31, 2007	$130.97	$16.85

2006
Year ended December 31, 2006	$18.06	$8.50

	High	Low
2005
February 3, 2005 to December 31, 2005	$23.90	$11.81

On March 26, 2009, the closing price for our common stock on the Nasdaq Global Select Market was $5.11 per share.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Directors

Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 to our Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008, and our current amended and restated bylaws have been filed with the SEC as Exhibit 3.2 to our Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008. The information contained in these exhibits is incorporated by reference herein.

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

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of January 18, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value U.S.$0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the company’s common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $250 (the “Exercise Price”) a fraction ( 1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person

(an “Acquiring Person”) acquires more than 15% of the company’s common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of the company’s common stock and before that Acquiring Person acquires more than 50% of the company’s outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company’s common stock. The rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company’s common stock. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

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

For a description of our loan agreements, please see Item 5. “Operating Financial Review and Prospects – B. Liquidity and Capital Resources – Current Credit Facilities.” Other than as discussed in this annual report, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.	Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non -resident holders of our common stock.

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

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

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

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2008 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company’s 2008 taxable year, the Company’s stock was “primarily and regularly traded” on the Nasdaq Global Select Market which is an “established securities market” in the United States within the meaning of the Section 883 regulations and intends to take this position on its 2008 United States income tax returns.

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

Based on the U.S. source Shipping Income for 2007 and 2008, the Company would be subject to U.S. federal income tax of approximately $1.13 and $1.7 million respectively under Section 887 in the absence of an exemption under Section 883.

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

United States Taxation of Our Other Income

In addition to our shipping operations, we provide drilling services to third parties on the United States Outer Continental Shelf through our indirect wholly-owned subsidiary, Ocean Rig USA LLC. Ocean Rig USA LLC is engaged in a trade or business in the United States. Therefore, Ocean Rig USA LLC is subject to United States federal income tax on a net basis on its taxable income. The amount of such taxable income and such United States federal income tax liability will vary depending upon the level of Ocean Rig USA LLC’s operations in the United States in any given taxable year. Distributions from Ocean Rig USA LLC to our subsidiary that owns the interests in Ocean Rig USA LLC may be subject to United States federal withholding tax at a 30% rate.

United States Federal Income Taxation of Holders

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of United States Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market, on which our common stock will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the United States Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Legislation has been previously introduced in the United States Congress which, if enacted, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock that is not a United States Holder is referred to herein as a “Non-United States Holder.”

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate United States Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-United States Holder sells common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-United States Holder certifies that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If a Non-United States Holder sells common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-United States Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the Non-United States Holder outside the United States, if the Non-United States Holder sells common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the Internal Revenue Service.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

Ocean Rig provides offshore drilling services to third parties through fully owned subsidiaries of Ocean Rig ASA. Such services may be provided in countries where the tax legislation requires the drilling revenue to be subject to withholding tax or other corporate taxes and where the operating cost may also be increased due to tax requirements. The amount of such taxable income and liability will vary depending upon the level of Ocean Rig’s operations in such jurisdiction in any given taxable year. Distributions from subsidiaries may be subject to withholding tax.

Ocean Rig does not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the U.S., Canada, U.K. , or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

F.	Dividends and Paying Agents

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not Applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Our Risk Management Policy

Our primary market risks relate to adverse movements in the charter hire rates for our fleet, in both the drybulk carrier sector and the drilling rig sector, and any declines that may occur in the value of our assets which are made up primarily of the vessels and drilling rigs. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and charterer rates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to charterer rates and bunker prices, as our employment policy for our vessels and rigs has been, and is expected to continue to be, with a high percentage of our fleet on period employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

Under the terms of our loan agreements, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet, including the drybulk vessels and the drilling rigs. These valuations are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in our books.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The international drybulk and offshore drilling industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. We manage this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to nonperformance counterparties.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $1.1 million based upon our debt level at December 31, 2008. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2008 from $109.8 million to $110.9 million.

For a description of our derivatives, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives”.

Foreign currency exchange risk

We generate all of our revenues in Dollars but currently incur approximately 50% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize the exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. At December 31, 2008, we had no open foreign exchange derivative contracts.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable

B.	Warrants and rights

Not Applicable

C.	Other securities

Not Applicable

D.	American depository shares

Not Applicable

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See “Item 4.B. – Business Overview – Recent Developments – Discussions Concerning Waiver and Amendment of our Loan Agreement Covenants” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Breach of Loan Covenants.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer/Interim Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer/Interim Chief Financial Officer has concluded that our disclosure controls and procedures are effective, as December 31, 2008.

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

Our management, with the participation of Chief Executive Officer/Interim Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer/Interim Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2008.

We have excluded from our assessment of our internal control over financial reporting, the internal control over financial reporting of Ocean Rig ASA. We acquired 30.4% of the issued shares in Ocean Rig on December 20, 2007. The company accounted for its investment in Ocean Rig for the year ended December 31, 2007 and for period from January 1, 2008 to May 14, 2008 using the equity method of accounting. Ocean Rig is consolidated in our financial statements for the year 2008, only as of May 15, 2008. The total consolidated assets of Ocean Rig as of December 31, 2008 were $1.5 billion, which represented 31% of our total consolidated assets as at the same date. The revenues of Ocean Rig for the period from May 15, 2008 to December 31, 2008, for which we consolidated Ocean Rig in our financial statements for 2008, were $202 million and represented 19% of our total revenues before adjustments and eliminations for the same year. We intend to take the necessary action in order to ensure that for the year ending December 31, 2009 our evaluation of internal control over financial reporting will be appropriately expanded to cover the internal controls of Ocean Rig in accordance with applicable laws of the United States and SEC regulations.

(c)	Report of Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2008, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. Such report appears on page F-5.

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

The Board of Directors of the Company has determined that Mr. Xiradakis, whose biographical details are included in Item 6, a member of our Audit Committee, qualifies as a financial expert and is considered to be independent under SEC Rule 10A-3.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. In March 2008, the Board of Directors adopted an amendment to our code of ethics that would permit officers, directors and employees of the Company who own common shares to transact in the Company’s securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. A copy of our code of ethics is posted in the “Investor Relations” section of the Dryships Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 80, Kifissias Avenue, 151 25 Amaroussion, Greece.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young (Hellas), Certified Auditors Accountants S.A, or Ernst & Young, have audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2006. On May 28, 2007 the Company retained Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte as auditors of the Company for the fiscal year ended December 31, 2008 and 2007.

The table below sets forth the total fees for the services performed by Deloitte in 2008 and 2007, Ernst&Young (Hellas) in 2006 and, Ernst and Young (Norway) in 2008 for our subsidiary Ocean Rig ASA, and Deloitte in 2008 and identifies these amounts by category of services.

	2006	2007	2008
Audit fees	$633,937	$1,028,925	$1,550,618
Audit related fees	—	108,688	—
Tax fees	—	—	—
All other fees	—	—	—

Total fees	$633,937	$1,137,613	$1,550,618

Audit fees

The 2008 amount of Euro 1,550,618 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews, the issuance of 4,759,000 common shares in March 2008 and the issuance of 27,050,000 common shares from October through December 2008 under our controlled equity offering sales agreement. There were no tax, audit-related, or other fees billed in 2008.

The 2007 amount of Euro 1,028,925 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 1,190,000 shares of our common stock from October through December 2007 under a controlled equity offering sales agreement. The audit-related fees billed relate to a potential offering which was not pursued. There were no tax or other related fees billed in 2007.

The 2006 amount of Euro 633,937 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 4,650,000 shares of our common stock from May through August 2006 under a controlled equity offering sales agreement. There were no tax, audit-related, or other fees billed in 2006.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq’s corporate governance rules are described below:

•

In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the Board of Directors approves share issuances.

•	The Company’s Board does not hold regularly scheduled meetings at which only independent directors are present.

•

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The following financial statements, beginning on page F-1, together with the report of Deloitte, Hadjipavlou, Sofianos and Cambanis S.A. thereon, are filed as a part of this report.

The following financial statements, beginning on page F-1, together with the report of Ernst and Young (Hellas) Certified Auditors and Accountants S.A. thereon, are filed as a part of this report.

The following financial statements, beginning on page F-1, together with the report of Ernst and Young (Norway) Certified Auditors and Accountants AS. thereon, are filed as a part of this report.

Item 19.	Exhibits

(a) Exhibits, Exhibit Number, Description

1.1	Articles of Amendment to Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (2)

2.1	Form of Share Certificate

4.1	2008 Equity Incentive Plan of the Company (3)

4.2	Loan Agreement dated November 12, 2004 by and between certain subsidiaries of the Company, Commerzbank AG and HSH Nordbank AG relating to a facility of up to $185,000,000 (4)

4.3	Senior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $518,750,000 (5)

4.4	Junior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $110,000,000 (6)

4.5	Supplemental Letter Agreement dated May 15, 2006 to the HSH Nordbank Senior and Junior Loan Agreement

4.6	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Senior Loan Agreement (7)

4.7	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Junior Loan Agreement (8)

4.8	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Senior Loan Agreement (9)

4.9	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Junior Loan Agreement (10)

4.10	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Senior Loan Agreement

4.11	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Junior Loan Agreement

4.12	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Senior Loan Agreement

4.13	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Junior Loan Agreement

4.14	Subordinated Term Note dated April 5, 2007 by and between Kronos Owning Company Limited and Elios Investments Inc. for the principal amount of $33,000,000

4.15	Loan Agreement dated April 19, 2007 by and between the Company and certain financial institutions listed therein relating to a bridge loan facility of up to $150,000,000 (initially), which may be increased to an amount of up to $181,000,000 (11)

4.16	Subordinated Term Note dated May 23, 2007 by and between the Company and Elios Investments Inc. for the principal amount of $30,000,000

4.17	Loan Agreement dated August 30, 2007 by and between the Company and HSH Nordbank AG relating to a bridge loan facility of up to $30,076,250

4.18	Controlled Equity Offering Sales Agreement dated October 12, 2007 by and between the Company and Cantor Fitzgerald & Co. (12)

4.19	Contract for the Construction and Sale of a Drillship (Hull No. 1837) dated September 17, 2007 by and between Drillship Hydra Owners Inc. and Samsung Heavy Industries Co., Ltd. (13)

4.20	Contract for the Construction and Sale of a Drillship (Hull No. 1838) dated September 17, 2007 by and between Drillship Paros Owners Inc. and Samsung Heavy Industries Co., Ltd. (14)

4.21	Loan Agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000 (15)

4.22	Loan Agreement dated October 5, 2007 by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000

4.23	Loan Agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000 (16)

4.24	Loan Agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000 (17)

4.25	Sale and Purchase Agreement dated December 6, 2007 by and between certain entities managed by Cheyne Capital Management (UK) LLP and Cardiff Marine Inc. relating to the purchase of shares of Ocean Rig ASA (18)

4.26	Loan Agreement dated December 17, 2007 by and between Primelead Limited and Nordea Bank Finland Plc relating to a credit facility of up to $260,000,000 (19)

4.27	Contract for Construction and Sale of a Drillship (Hull No. 1865) dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. (20)

4.28	Contract for Construction and Sale of a Drillship (Hull No. 1866) dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. (21)

4.29	Agreement dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1865

4.30	Agreement dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1866

4.31	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1866) by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd.

4.32	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1865) by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd.

4.33	Loan Agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000

4.34	Loan Agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG and other financial institutions listed therein relating to a term loan facility of up to $90,000,000

4.35	International Swap Dealers Association Inc. Master Agreement dated May 7, 2008 by and between the Company and EFG Eurobank Ergasias S.A.

4.36	Loan and Guarantee Facility Agreement dated May 9, 2008 by and between Primelead Limited, Nordea Bank Finland Plc and DnB NOR Bank ASA relating to credit facility of up to $800,000,000 and a guarantee facility of up to NOK5,000,000,000

4.37	Waiver Agreement dated February 12, 2009, to the Nordea Bank $800,000,000 Loan and Guarantee Facility

4.38	Loan Agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000

4.39	Consultancy Agreement dated May 28, 2008 by and between the Company and Fabiana Services S.A.

4.40	Loan Agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000

4.41	Loan Agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000

4.42	Credit Facility Agreement dated July 18, 2008 by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (22)

4.43	Credit Facility Agreement dated July 18, 2008 by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (23)

4.44	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000

4.45	Share Purchase Agreement dated October 3, 2008 by and between Primelead Shareholders Inc., Entrepreneurial Sprit Holdings Inc., Advice Investments S.A., Magic Management Inc. and Deep Sea Investments Inc. (24)

4.46	Agreement dated January 15, 2009 by and between the Company and Central Mare Inc., as amended on March 18, 2009.

4.47	ATM Equity Offering Sales Agreement dated January 28, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (25)

4.48	Termination and Release Agreement, dated March 6, 2009, by and between the Company and the purchasers named therein (26)

4.49	Securities Purchase Agreement, dated March 6, 2009, by and between the Company and the purchasers named therein (27)

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Hellas)

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young Norway)

15.3	Consent of Independent Registered Public Accounting Firm (Deloitte)

(1)	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.

(2)	Filed as Exhibit 3.2 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.

(3)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on January 24, 2008.

(4)	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-122008) on January 13, 2005.

(5)	Filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F on April 21, 2006.

(6)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on April 21, 2006.

(7)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(8)	Filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(9)	Filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(10)	Filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(11)	Filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(12)	Filed as an Exhibit 1.1 to the Company’s Current Report on Form 6-K on October 15, 2007.

(13)	Filed as Exhibit 10.2 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(14)	Filed as Exhibit 10.3 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(15)	Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(16)	Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(17)	Filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(18)	Filed as Exhibit 4.14 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(19)	Filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F on March 31, 2008.

(20)	Filed as Exhibit 10.4 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(21)	Filed as Exhibit 10.5 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(22)	Filed as Exhibit 10.6 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(23)	Filed as Exhibit 10.7 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(24)	Filed as Exhibit 10.1 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.

(25)	Filed as Exhibit 1.4 to the Company’s Current Report on Form 6-K on January 29, 2009.

(26)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on March 10, 2009.

(27)	Filed as Exhibit 2 to the Company’s Current Report on Form 6-K on March 10, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: March 27, 2009	By:	/s/ George Economou
George Economou
Chief Executive Officer & Interim Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated statements of income, stockholders’ equity, and cash flows of DryShips Inc. (the “Company”) for the year ended December 31, 2006. Our audit also included the 2006 financial statement schedule listed in the Index at Item 18.

These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of DryShips Inc. for the year ended December 31, 2006, and its cash flows for year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, in 2008 the Company changed its method of accounting for dry-docking costs, and retrospectively adjusted the 2006 consolidated financial statements.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

/s/ Athens, Greece

April 27, 2007

(except for Note 5 and the 2006 financial statement schedule listed in the Index at Item 18 to which the date is March 27, 2009)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ocean Rig ASA

We have audited the accompanying consolidated balance sheet of Ocean Rig ASA and subsidiaries (“the Company”) as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the period May 15, 2008 to December 31, 2008 (not presented separately herein). These financial statements are the responsibility of the Company’s management and the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

IAS 1 requires that financial statements be presented with comparative financial information. These consolidated financial statements have been prepared solely for the purpose of meeting the requirements of Rule 2-05 of Regulation S-X as it relates to the results of operations of the Company for the period following the date control of the Company was acquired by DryShips Inc. through December 31, 2008. Accordingly no comparative financial information is presented.

In our opinion, except for the omission of comparative information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA and subsidiaries at December 31, 2008, and the consolidated results of their operations and their cash flows for the period May 15, 2008 to December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

International Financial Reporting Standards as issued by the International Accounting Standards Board differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that Ocean Rig ASA and subsidiaries will continue as a going concern. As more fully described in Note 14, Ocean Rig ASA is a wholly owned subsidiary of DryShips Inc. On a consolidated basis, DryShips Inc. reported a current portion of long-term debt of $2,370,556 as of 31 December 2008 due to DryShip Inc.’s inability to comply with financial covenants under its current debt agreements and a negative working capital position. These conditions raise substantial doubt about DryShips Inc.’s ability to continue as a going concern. Because of the aforementioned conditions relating to DryShips Inc., and the uncertainties surrounding its plans to address its liquidity needs, the parent entity’s actions could have a substantial effect on Ocean Rig ASA and subsidiaries’ assets; therefore, there is also substantial doubt about whether Ocean Rig ASA and subsidiaries will continue as a going concern. The 2008 consolidated financial statements of Ocean Rig ASA and subsidiaries do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young AS

Stavanger, Norway

March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of DryShips Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedule as of and for the years ended December 31, 2007 and 2008, listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Ocean Rig ASA and subsidiaries (a consolidated subsidiary) as of December 31, 2008 and for the period from May 15, 2008 to December 31, 2008. Such statements reflect total assets constituting 30.5% of consolidated total assets as of December 31, 2008 and total revenues constituting 18.7% of consolidated total revenues for the period May 15, 2008 to December 31, 2008, prior to the allocation of the Company’s purchase price to Ocean Rig ASA and subsidiaries’ net assets. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ocean Rig ASA and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of DryShips Inc. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s inability to comply with financial covenants under its current loan agreements as of December 31, 2008, difficulties in meeting its financing needs, its negative working capital position, and other matters discussed in Note 3 raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, in 2008 the Company changed its method of accounting for dry-docking costs and retrospectively adjusted the 2007 consolidated financial statements to reflect the change.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

/s/ Deloitte.

Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips Inc.

We have audited the internal control over financial reporting of DryShips Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Ocean Rig ASA and subsidiaries, which was acquired on May 14, 2008, and whose financial statements constitute 31.2% and 30.5% of consolidated net and total assets, respectively, as of December 31, 2008, and 18.7% of revenues of the consolidated financial statement amounts for the period May 15, 2008 to December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Ocean Rig ASA and subsidiaries. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated March 27, 2009, expressed an unqualified opinion on those financial statements and financial statement schedule and included explanatory paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and the Company’s change in accounting for dry-docking costs during 2008.

/s/ Deloitte.

Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 27, 2009

DRYSHIPS INC.

Consolidated Balance Sheets

As of December 31, 2007 and 2008

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2007 (as adjusted)	2008
	(Note 1 and 5)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$303,114
Restricted cash (Note 11)	6,791	320,560
Trade accounts receivable, net of allowance for doubtful receivables of $0 and $957 as of December 31, 2007 and 2008, respectively	9,185	52,441
Insurance claims	4,807	1,179
Due from related parties (Note 6)	9,963	17,696
Inventories	3,912	3,488
Financial instruments (Note 12)	—	779
Other current assets	7,309	21,170

Total current assets	153,035	720,427

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions (Note 7)	118,652	535,616
Vessels, net (Note 8)	1,643,867	2,134,650
Drilling rigs, machinery and equipment, net (Note 9)	—	1,393,158

Total fixed assets, net	1,762,519	4,063,424

OTHER NON-CURRENT ASSETS:
Long term investment (Note 10)	405,725	—
Restricted cash (Note 11)	20,000	—
Intangible assets, net (Note 10)	—	14,143
Above market acquired time charter	—	12,960
Other non-current assets (Note 12)	3,153	31,726

Total non-current assets, net	428,878	58,829

Total assets	$2,344,432	$4,842,680

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$194,999	$2,370,556
Accounts payable	7,166	17,122
Accrued liabilities	20,014	63,073
Deferred revenue	16,916	23,009
Financial instruments (Note 12)	—	44,795
Other current liabilities	209	6,493

Total current liabilities	239,304	2,525,048

NON-CURRENT LIABILITIES
Below market acquired time charter	32,509	28,006
Long term debt, net of current portion (Note 11)	1,048,779	788,314
Financial instruments (Note 12)	1,768	208,961
Other non-current liabilities	343	779

Total non-current liabilities	1,083,399	1,026,060

COMMITMENTS AND CONTINGENCIES (Note 17)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 and 500,000,000 shares authorized at December 31, 2007 and 2008 respectively, none issued or outstanding	—	—
Common stock, $ 0.01 par value; 75,000,000 and 1,000,000,000 shares authorized at December 31, 2007 and 2008 respectively; 36,681,097 and 70,600,000 shares issued and outstanding at December 31, 2007 and 2008, respectively	367	706
Accumulated other comprehensive loss	—	(44,847)
Additional paid-in capital (Note 14)	454,538	1,148,365
Retained earnings	566,824	187,348

Total stockholders’ equity	1,021,729	1,291,572

Total liabilities and stockholders’ equity	$2,344,432	$4,842,680

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Income

December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2006 (as adjusted)	2007 (as adjusted)	2008
	(Note 1 and 5)	(Note 1 and 5)
REVENUES:
Voyage revenues	$248,431	$582,561	$846,830
Voyage revenues-related party (Note 6)	—	—	14,466
Revenue from drilling contracts	—	—	219,406

	248,431	582,561	1,080,702

EXPENSES:
Loss on forward freight agreements (Note 12)	22,473	—	—
Voyage expenses (Note 18)	12,909	24,488	42,636
Voyage expenses – related party (Note 6)	3,056	7,159	10,536
Vessels’ operating expenses (Note 18)	54,164	63,225	79,662
Drilling rigs operating expenses	—	—	86,229
Depreciation and amortization	58,011	76,511	157,979
Gain on sale of vessels (Note 8)	(8,845)	(137,694)	(223,022)
Gain on contract cancellation (Note 8)	—	—	(9,098)
Contract termination fees and forfeiture of vessels deposits-related parties (Note 7)	—	—	160,000
Management fees—related party (Note 6)	6,609	9,579	21,129
Goodwill impairment charge (Note 10)	—	—	700,457
General and administrative expenses	2,737	3,664	25,193
General and administrative expenses – related party (Note 6)	3,194	3,829	43,036

Operating income/(loss)	94,123	531,800	(14,035)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 19)	(41,999)	(50,617)	(113,194)
Interest and finance costs – related parties (Note 6)	(393)	(614)	—
Interest income	1,691	5,073	13,085
Gain/(loss) on interest rate swaps (Note 12)	676	(3,981)	(207,936)
Other, net (Note 6)	214	(3,037)	(12,640)

Total other (expenses), net	(39,811)	(53,176)	(320,685)

INCOME/(LOSS) BEFORE INCOME TAXES, EQUITY IN LOSS OF INVESTEE AND MINORITY INTEREST	54,312	478,624	(334,720)
Income taxes (Note 22)	—	—	(2,844)
Equity in loss of investee	—	(299)	(6,893)
Minority interest	—	—	(16,825)

Net income/(loss)	54,312	478,325	(361,282)

EARNINGS/(LOSS) PER COMMON SHARE, BASIC AND DILUTED (Note 21)	$1.68	$13.40	(8.11)

WEIGHTED AVERAGE NUMBER OF SHARES , BASIC AND DILUTED (Note 21)	32,348,194	35,700,182	44,598,585

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. Dollars - except for share data)

				Additions	Accumulated Other		Total
	Comprehensive	Capital Stock		Paid-in	Comprehensive	Retained	Stockholders’
	Income/(loss)	# of Shares	Par Value	Capital	Loss	Earnings	Equity
BALANCE DECEMBER 31, 2005 (as reported)	—	30,350,000	304	264,600	—	91,597	356,501
Cumulative effect adjustment from change in accounting policy for dry-dockings	$—	—	—	—	—	(3,781)	(3,781)

BALANCE, December 31, 2005 (as adjusted) (Note 1 and 5)		30,350,000	304	264,600	—	87,816	352,720
Net income	54,312	—	—	—		54,312	54,312
Issuance of common stock		4,650,000	46	56,444		—	56,490
Issuance of common stock to settle dividends		235,585	2	3,078		—	3,080
Issuance of common stock to settle liabilities		254,512	3	3,324		—	3,327
Dividends declared and paid ($0.80 per share)	—	—	—	—		(25,237)	(25,237)

Comprehensive income	54,312

BALANCE, December 31, 2006 (as adjusted) (Note 1 and 5)		35,490,097	355	327,446	—	116,891	444,692
Net income	478,325	—	—	—	—	478,325	478,325
Issuance of common stock		1,191,000	12	127,092	—		127,104
Dividends declared and paid ($0.80 per share)		—	—	—	—	(28,392)	(28,392)

Comprehensive income	$478,325

BALANCE, December 31, 2007 (as adjusted) (Note 1 and 5)		36,681,097	367	454,538	—	566,824	1,021,729
Net loss	(361,282)	—	—	—	—	(361,282)	(361,282)
Issuance of common stock		32,918,903	329	662,335	—	—	662,664
Issuance of restricted shares and amortization of stock based compensation		1,000,000	10	31,492	—	—	31,502
Unrealized loss on cash flow hedges	(46,548)	—	—	—	(46,548)	—	(46,548)
Increase in minimum pension liability	1,701	—	—	—	1,701	—	1,701
Redeemable minority interest		—	—	—	—	15,050	15,050
Dividends declared and paid ($0.80 per share)		—	—	—	—	(33,244)	(33,244)

Comprehensive loss	$(406,129)

BALANCE, December 31, 2008		70,600,000	706	1,148,365	(44,847)	187,348	1,291,572

DRYSHIPS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2006	2007	2008
	(as adjusted) Notes 1 and 5	(as adjusted) Notes 1 and 5
Cash Flows from Operating Activities:
Net income/(loss)	$54,312	$478,325	$(361,282)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	58,011	76,511	157,979
Commitments fees on undrawn line of credit	—	—	2,855
Amortization, write-off of financing costs and premium paid over withdrawn loans	3,785	2,190	15,980
Amortization of fair value of acquired time charters	(2,967)	(7,185)	(34,638)
Gain on sale of vessels	(8,845)	(137,694)	(223,022)
Gain on contract cancellation	—	—	(9,098)
Goodwill impairment charge	—	—	700,457
Forfeiture of advances for vessel acquisitions	—	—	55,000
Amortization of stock based compensation	—	—	31,502
Change in fair value of derivatives	1,910	128	204,964
Payment of margin call for derivatives	—	—	(31,600)
Interest on credit facility from related parties	77	—	—
Minority interest	—	—	16,825
Equity in loss of investee	—	299	6,893
Amortization of free lubricants benefit	(119)	(257)	(276)
Changes in operating assets and liabilities:
Trade accounts receivable	2,327	(6,303)	23
Insurance claims	(564)	(7,296)	(994)
Due from related parties	(3,353)	(6,610)	(2,770)
Inventories	(1,245)	(1,341)	462
Other current assets	(2,232)	(1,741)	965
Accounts payable	2,944	(4,257)	556
Due to related parties	(6,374)	(86)	—
Other current liabilities	—	—	(847)
Accrued liabilities	(203)	13,017	10,770
Deferred revenues	1,618	10,199	(575)

Net Cash Provided by Operating Activities	99,082	407,899	540,129

Cash Flows from Investing Activities:
Insurance proceeds	—	3,160	4,622
Business acquisitions, net of cash acquired	—	(406,024)	(991,306)
Advances for vessel acquisitions / rigs under construction	(27,380)	(105,242)	(507,322)
Advances for rigs under construction – related party	—	—	(4,963)
Vessel acquisitions and improvements	(270,993)	(799,456)	(742,844)
Drilling rigs, equipment and other improvements	—	—	(16,584)
Proceeds from sale of vessels	10,861	351,813	410,204
Restricted cash	—	—	(262,659)

Net Cash Used in Investing Activities	(287,512)	(955,749)	(2,110,852)

Cash Flows from Financing Activities:
Restricted cash	(2,563)	(177)	—
Advances to Baumarine Pool	(591)	—	—
Proceeds from long-term credit facility	706,875	787,298	2,443,987
Proceeds from short-term credit facility	95,337	73,476	430,926
Payment of short-term credit facility	(70,337)	(68,400)	(793,416)
Principal payments and repayments of long-term debt	(573,612)	(228,278)	(914,347)
Net proceeds from common stock issuance	56,490	127,104	662,664
Dividends paid	(22,157)	(28,392)	(33,244)
Payment of financing costs	(3,659)	(6,250)	(33,801)

Net Cash Provided by Financing Activities	185,783	656,381	1,762,769

Net increase in cash and cash equivalents	(2,647)	108,531	192,046
Cash and cash equivalents at beginning of period	5,184	2,537	111,068

Cash and cash equivalents at the end of the period	$2,537	$111,068	$303,114

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$39,321	$47,342	$98,968

Income taxes	—	—	2,566

Non cash financing and investing activities:
Issuance of restricted stock	—	—	10

Settlement of Sellers’ credit in Company’s common stock	(3,327)	—	—

Settlement of dividends in Company’s common stock	(3,080)	—	—

Fair value of below market charter acquired	(11,492)	(38,687)	—

Amounts owed for capital expenditures	—	(671)	—

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004, under the laws of the Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the “Contributed Companies”), were contributed to the Company through the Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein. The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family (the “Family”) control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. The Contributed Companies are presented at historical cost as the control of the Contributed Companies before and after the reorganization was with the Family.

In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933. After the consummation of its initial public offering and through December 31, 2005, the Company took delivery of twenty-one secondhand drybulk carrier vessels, through newly established wholly owned subsidiaries.

During 2006 the Company (a) took delivery of eight secondhand drybulk carrier vessels through newly established wholly owned subsidiaries; (b) concluded the sale of five drybulk carrier vessels of which one was delivered to her new owners in 2006 while four were delivered in January 2007; (c) concluded agreements to purchase three secondhand drybulk carriers which were delivered in the first, second and third quarters of 2007; and (d) concluded two contracts for the construction of two drybulk carrier vessels with expected delivery dates in the fourth quarter of 2009 and the first quarter of 2010, respectively.

During 2007 the Company (a) took delivery of fifteen secondhand drybulk carrier vessels through newly established consolidated subsidiaries; (b) concluded the sale of eleven drybulk carrier vessels of which four were contracted during 2006 and two contracted during 2007, which were delivered in the first and the second quarter of 2008; (c) concluded agreements to purchase three secondhand drybulk carriers which were delivered in during the first and second quarter of 2008, respectively; (d) concluded six contracts for the construction of six drybulk carrier newbuildings which were delivered in the second quarter of 2008 and are expected to be delivered in the second quarter of 2010; and (e) acquired 51,778,647 shares in Ocean Rig ASA (“Ocean Rig”) which represented 30.4% of the issued shares in Ocean Rig.

During 2008 the Company (a) took delivery of six secondhand drybulk carrier vessels and one newbuilding, through newly established wholly owned subsidiaries; (b) concluded the sale of seven drybulk carrier vessels, of which two were contracted during 2007 and five were contracted during 2008; (c) contracted for the sale of five vessels during 2008; however two of the agreements were cancelled during 2008 and another two during 2009; (d) concluded an agreement to purchase one secondhand drybulk carrier which was cancelled in 2009; (e) entered into fourteen contracts including the construction of eight drybulk carrier newbuildings (six Capesize and two Panamax) with expected delivery dates between the first quarter of 2009 and third quarter of 2010, (f) exercised an option for the acquisition of two drillships with expected delivery dates between the fourth quarter of 2010 and third quarter of 2011; (g) entered into contacts to acquire two newbuildings ultra deep water drilling rigs identified as Hulls 1837 and 1838 and (h) acquired the remaining issued and outstanding shares of Ocean Rig to increase the Company’s ownership to 100% during 2008. The Company is engaged in the ocean transportation services of drybulk cargoes worldwide through the ownership and operation of the drybulk carrier vessels and deepwater drilling rig services through the ownership of ultra deep water drilling rigs.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

The Company’s consolidated subsidiaries and contracted future acquisitions as of December 31, 2008, are listed below:

	Ship-owning Companies with vessels in operations at December 31, 2008	Country of Incorporation	Vessel
1.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
2.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
3.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
4.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
5.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
6.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
7.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
8.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
9.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
10.	Fabiana Navigation Company Limited (“Fabiana Navigation”)	Malta	Alameda
11.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
12.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
13.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
14.	Lotis Traders Inc.(“Lotis”)	Marshall Islands	Delray
15.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
16.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
17.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
18.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola
19.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara
20.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera
21.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane
22.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella
23.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca
24.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
25.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara
26.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola
27.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Paros I (ex Clipper Gemini)
28.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon
29.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca (Note 8)
30.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha
31.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	Pachino (ex VOC Galaxy)
32.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan
33.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri (Note 8)
34.	Ionian Traders Inc.(“Ionian”)	Marshall Islands	Positano (Note 8)
35.	NT LLC Investors Ltd. (“NT”)	Marshall Islands	Conquistador (Note 8)
36.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Mystic (Note 8)
37.	Aegean Traders Inc. (“Aegean”)	Marshall Islands	Sorrento (Note 8)
38.	Cretan Traders Inc. (“Cretan”)	Marshall Islands	Flecha (Note 8)

	Ship-owning Companies with vessels under construction	Country of Incorporation	Vessel
39.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
40.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
41.	Iktinos Owning Company Limited (“Iktinos”)	Marshall Islands	Hull SS058
42.	Kallikrates Owning Company Limited (“Kallikrates”)	Marshall Islands	Hull SS059
43.	Faedon Owning Company Limited (“Faedon”)	Marshall Islands	Hull 2089
44.	Mensa Enterprises Inc. (“Mensa”)	Marshall Islands	Hull 0002 (Note 23)
45.	Mandarin Shipholding Co. (“Mandarin”)	Marshall Islands	Hull 0003 (Note 23)
46.	Belulu Limited (“Belulu”)	Marshall Islands	Hull 1128 (Note 23)
47.	Drillship Kithira Owners Inc. (“Kithira”)	Marshall Islands	Drillship Hull 1865
48.	Drillship Skopelos Owners Inc. (“Skopelos”)	Marshall Islands	Drillship Hull 1866

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

	Ship-owning Companies with vessels sold	Country of Incorporation	Vessel
49.	Tolan Shipping Company Limited(“Tonga”)	Malta	Tonga (sold-Nov 2008) (Note 8)
50.	Thassos Traders Inc.(“Thassos”)	Marshall Islands	Sidari (cancelled Dec 08)(Note 8)
51.	Milos Traders Inc. (“Milos”)	Marshall Islands	Petani (cancelled Dec 08)(Note 8)
52.	Sifnos Traders Inc(“Sifnos”)	Marshall Islands	Hull 1568A(cancelled Dec 08)(Note 8)
53.	Tinos Traders Inc (“Tinos”)	Marshall Islands	Hull 1569A(cancelled Dec 08)(Note 8)
54.	Felicia Navigation Company Limited ) (“Felicia”)	Malta	Solana (sold - August 2008) (Note 8)
55.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki (sold – July 2008) (Note 8)
56.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (sold-June 2008) (Note 8)
57.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote (sold-June 2008) (Note 8)
58.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola (sold- April 2008) (Note 8)
59.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (sold – February 2008) (Note 8)
60.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (sold – December 2007)
61.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold –July 2007)
62.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold - July 2007)
63.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
64.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
65.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
66.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
67.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
68.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
69.	Blueberry Shipping Company Limited (“ Blueberry ”)	Malta	Panormos (sold – January 2007)
70.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
71.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)
72.	Annapolis Shipping Company (“Annapolis”)	Malta	Lacerta

Ocean Rig Subsidiaries
73.	Ocean Rig ASA	Norway
74.	Ocean Rig Norway AS	Norway
75.	Ocean Rig AS	Norway
76.	Ocean Rig UK Ltd	UK
77.	Ocean Rig Ltd	UK
78.	Ocean Rig Ghana Ltd	Ghana
79.	Ocean Rig USA AS	Norway
80.	Ocean Rig USA LLC	USA
81.	Ocean Rig 1 AS	Norway
82.	Ocean Rig 2 AS	Norway
83.	Ocean Rig Canada Inc.	Canada
84.	Ocean Rig North Sea AS	Norway
85.	Ocean Rig 1 Inc.	Marshall Islands
86.	Ocean Rig 2 Inc.	Marshall Islands

Contracted future acquisitions
87.	Drillship Hydra Owners Inc (“Hydra”)	Marshall Islands	Drillship Hull 1837 (Note 6)
88.	Drillship Paros Owners Inc.(“Paros”)	Marshall Islands	Drillship Hull 1838 (Note 6)
89.	Callicles Challenge Inc. (“Callicles”)	Marshall Islands	Hull 1154 (Note 23)
90.	Antiphon Challenge Inc. (“Antiphon”)	Marshall Islands	Hull 1155 (Note 23)
91.	Cratylus Challenge Inc. (“Cratylus”)	Marshall Islands	Hull 1129 (Note 23)
92.	Protagoras Challenge Inc. (“Protagoras”)	Marshall Islands	Hull 1119 (Note 23)
93.	Lycophron Challenge Inc. (“Lycophron”)	Marshall Islands	Hull 1106 (Note 23)
94.	Thrasymachus Challenge Inc. (“Thrasymachus”)	Panama	Morgiana (Note 23)
95.	Hippias Challenge Inc. (“Hippias”)	Liberia	Fernandina (Note 23)
96.	Prodigus Challenge Inc. (“Prodigus”)	Marshall Islands	Pompano (Note 23)
97.	Gorgias Challenge Inc. (“Gorgias”)	Marshall Islands	Ventura (Note 23)
98.	Kerkyra Traders Inc. (“Kerkyra”)	Marshall Islands	Petalidi (Note 8)

	Other companies		Activity
99.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager
100.	Primelead Limited (“Primelead”)	Cyprus	Investment Company
101.	Primelead Shareholders Inc.	Marshall Islands	Investment Company

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

Acquisition of Ocean Rig ASA and its consolidated subsidiaries (collectively as “Ocean Rig”)

As of December 31, 2007 the Company held 51,778,647 shares in Ocean Rig ASA (“Ocean Rig”) which represented 30.4% of its issued shares of Ocean Rig and was accounted for under the equity method. Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig discussed in Note 10 below, the Company held 100% of the outstanding shares of Ocean Rig as of December 31, 2008. Therefore, Ocean Rig is a fully consolidated subsidiary at December 31, 2008.

Major Customers

Charterers individually accounting for more than 10% of the Company’s voyage revenues and drilling rig revenues during the years ended December 31, 2006, 2007 and 2008 were as follows:

	Year ended December 31,
Charterer	2006	2007	2008
Oldendorff Carriers Gmbh	13%	—	—
Cargill International Ltd.	—	—	16%
Shell	—	—	10%

In addition, 25%, 12% and 6% of the Company’s voyage revenues during the years ended December 31, 2006, 2007 and 2008, respectively, were derived from the participation of certain of the Company’s vessels in a drybulk pool.

The Company’s Manager

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia. The Manager also acts as the Company’s charter and sales and purchase broker. The majority shareholding (70%) of the Manager is owned by the Foundation. As discussed above, the Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family control and are beneficiaries of the Foundation. The other 30% shareholding of the Manager is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer, who is also a director of the Company.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

Change in Accounting Policy

During the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a vessel are deferred and charged to expenses over the period to a vessel’s next scheduled dry-docking, to the direct expense method, under which the dry-docking costs are expensed as incurred. Management considers this a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.

This change was effected in the accompanying consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 154, “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs. (Note 5)

2.	Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of DryShips Inc. and its wholly-owned subsidiaries referred to in Note 1 above. Intercompany balances and transactions have been eliminated on consolidation.

(b) Equity method investments: Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method. The Company’s ownership interest is recorded in “Long term investment” in the consolidated balance sheets. Earnings or losses from equity method investments are recorded in “Equity in loss of investees” in the accompanying consolidated statements of income.

(c) Business Combinations: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Acquisition costs also include fees paid to bankers in connection with obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business combination and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies-Recent-(continued):

(d) Goodwill and intangible assets: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. This statement requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests for impairment each year on December 31.

The Company tests goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2008, the Company concluded that the goodwill relating to its drilling rig reporting unit was impaired (Note 10). To determine the fair value of each reporting unit, the Company uses a combination of generally accepted valuation methodologies, including both income and market approaches. For its drilling rig reporting unit, the Company estimates the fair market value using estimated discounted cash flows and publicly traded company multiples. The Company discounts projected cash flows using a long-term weighted average cost of capital, which is based on the Company’s estimate of the investment returns that market participants would require for each of its reporting units. To develop the projected cash flows associated with the Company’s drilling rig reporting unit, which are based on estimated future utilization and dayrates, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers. The Company derives publicly traded company multiples for companies with operations similar to the Company’s reporting units using information on shares traded on stock exchanges and, when they are available, from analyses of recent acquisitions in the marketplace. For the Company’s drilling rig reporting unit, the Company estimates fair market value using estimated discounted cash flows based on assumptions for future commodity prices, projected demand for its services, rig availability and dayrates.

The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade names, 10 years; Software, 10 years; and fair value of below and above market acquired time charters, over the life of the associated contract. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair market value. An impairment charge, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(e) Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies Recent-(continued):

(f) Other Comprehensive Income/(Loss): The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income/(Loss)”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. For the years ended December 31, 2006, and 2007 the Company had no such transactions which affected comprehensive income and, accordingly, comprehensive income equals net income for all periods presented. As of December 31, 2008 the Company had Other Comprehensive Loss of $46,548 relating to the change of the fair value at derivatives that qualify for hedge accounting and Other Comprehensive Income of $1,701 relating to the increase in minimum pension liability.

(g) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(h) Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due and minimum liquidity required under the loan agreements. The funds can only be used for the purposes of loan repayment.

(i) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents trade accounts receivable and derivative contracts (interest rate swaps, foreign currency contracts and forward freight agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

(j) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of income.

(k) Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire of vessels and drilling rigs, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2007 and 2008 totalled $0 and $957, respectively, and are summarized as follows:

Balance December 31, 2007	$0
Additions	957

Balance December 31, 2008	$957

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies- (continued):

(l) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the claim is not subject to litigation.

(m) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(n) Fixed Assets, Net: Drybulk Carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. With the exception of the vessel Tonga, management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. The useful life of the vessel Tonga is estimated to be 26 years, which coincides with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(ii)	Drilling rigs are stated at cost less accumulated depreciation. Such costs include the cost of adding/replacing parts of drilling rig machinery and equipment when that cost is incurred if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts are capitalised. Depreciation is calculated on a straight-straight- line basis over the useful life of the assets as follows: baredeck 30 years and other asset parts 5-15 years.

(iii)	Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and is depreciated on a straight-line basis over the estimated useful lives.

(o) Long lived assets held for sale: It is the Company's policy to dispose of long lived assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies long lived assets as being held for sale when: management has committed to a plan to sell the long lived assets; the long lived assets are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(o)	Long lived assets held for sale - continued:

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has still to complete a time charter contract, it is considered that the held for sale criteria discussed under SFAS No. 144, paragraph 30 are not met until the time charter contract has been completed. As a result, such vessels/rigs are classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has no time charter contract to complete, it is considered that the held for sale criteria discussed under SFAS No 144 paragraph 30 are met. As a result such vessels/rigs are classified as held for sale.

Furthermore, in the period a long-lived asset meets the held for sale criteria of SFAS 144, a loss is recognized for any reduction of the long-lived asset’s carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2006, 2007 and 2008. (Note 8)

(p) Fair value of above/below market acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel or drilling rigs the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel and/or rig is acquired. The amount to be recorded as an asset or liability at the date of delivery of a vessel or drilling rig is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter”. When the opposite situation occurs, the difference is recorded as “Fair value of below market acquired time charter” (“Deferred revenue” in 2006). Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter assumed.

(q) Impairment of Long-Lived Assets: The Company follows SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment charge. Measurement of the impairment charge is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels, rigs and intangible assets in comparison with the fair value of the asset for each of the Company’s vessels, rigs and intangibles. The Company reviews its vessels, rigs and intangible assets for impairment on an asset by asset basis when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded in the years ended December 31, 2006 and 2007.

At December 31, 2008, the Company performed an impairment review of the Company’s long-lived and intangible assets due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company’s long-lived and intangible assets to determine if the assets were impaired. Significant management judgment is required in forecasting future operating results, used in this method. These estimates are consistent with the plans and forecasts used by management to conduct its business. As a result of this analysis, no assets were considered to be impaired and the Company has not recognized any impairment charge for any long-lived or intangible assets for the year ended December 31, 2008.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(r)	Accounting for Dry-docking Costs:

(i)	Drybulk Carrier vessels: During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method whereby costs are expensed in the period incurred. This change was effected in the accompanying consolidated financial statements in accordance with FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Please also refer to Notes 1 and 5.

(ii)	Drilling rigs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred.

(s) Financing Costs: Fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges and classified contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(t) Accounting for Revenue and Related Expenses:

(i)	Drybulk Carrier vessels:

Time and bareboat charters: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time and bareboat charters and where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Pooling Arrangement: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

Voyage related and vessel operating costs: Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

(t) Accounting for Revenue and Related Expenses - continued:

(ii)	Drilling Rigs: The majority of revenues are derived from contracts including day rate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables (elements).

For each element the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

•

Well contracts: These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. Mobilization fees, expenses and contributions from customers for capital improvements are recognized over the estimated duration of the drilling period. Demobilization fees and expenses are recognized over the demobilization period.

•

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized in the income statement on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value. Revenues related to mobilization and direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

(u) Earnings/(loss) per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

The Company had no dilutive securities during the years ended December 31, 2006 and 2007. On March 5, 2008, the Company granted to a related party 1,000,000 non vested restricted shares which are to be vested quarterly in eight equal installments (Note 6). Furthermore, on October 2, 2008 the Company granted to the non-executive directors a total of 9,000 non-vested restricted shares are to be vested annually in three equal installments. The effect of these grants is anti-dilutive for the year ended December 31, 2008, as the Company had a loss from continuing operations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(v) Segment Reporting: SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” requires disclosure of descriptive information about the Company’s reportable operating segments. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such time charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating officer reviews results solely by revenue per day and operating results of the drybulk carrier and drilling rig fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of Ocean Rig during 2008 has resulted in the Company determining that it operates under two reportable segments, as a provider of drybulk commodities for the steel, electric utility, construction and agri-food industries (Drybulk carrier segment) and as a provider of ultra deep water drilling rig services (Drilling rig segment). The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.

(w) Financial Instruments: The Company designates its derivatives based upon SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS No 133”) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS No 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB

Statement No 133” and SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of Other comprehensive income in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(w) Financial Instruments - (continued): The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii) Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

(iii) Counter Party Risk: The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral.

(x) SFAS 157 “Fair Value Measurements”: Effective January 1, 2008, the Company adopted SFAS No 157 “Fair Value Measurements” (“SFAS No. 157”). In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement 157”, which deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.

(y) Stock-based compensation: Stock-based compensation represents restricted common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award. Expense concerning restricted common stock granted to employees is included in “General and administrative expenses – related parties” in the consolidated statements of income (Note 6), whereas expense concerning restricted common stock granted to directors is included in “General and administrative expenses” in the consolidated statements of income.

(z) Income Taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company operates are conducted and income is earned. There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(aa) Pension and retirement benefit obligation: Administrative personnel employed by Ocean Rig are covered by state-sponsored pension funds under Norwegian law. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The determination of the Company’s liability for pension and retirement benefits is based on an actuarial valuation.

(ab) Recent accounting pronouncements:

(i)	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No.141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company will adopt SFAS 141(R) for any new business combinations with an acquisition date on or after January 1, 2009.

(ii)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”)”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The adoption of SFAS No.160 will not have a material impact on the Company’s consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued)

(ab) Recent accounting pronouncements - (continued):

(iii)	In March 2008, FASB issued Statement SFAS No 161, “Disclosure about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No.162”). SFAS No.161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

(iv)	In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No.142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, requiring prospective application to intangible assets acquired after the effective date. The Company will be required to adopt the principles of FSP FAS 142-3 with respect to intangible assets acquired on or after January 1, 2009. Due to the prospective application requirement, the Company is unable to determine the effect, if any, that the adoption of FSP FAS 142-3 will have on the Company’s consolidated statement of financial position, results of operations or cash flows.

(v)	In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No.162”), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS No.162 was effective December 31, 2008 following the SEC’s approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. The Company has adopted SFAS No.162 as of December 31, 2008. The adoption of SFAS No. 162 did not have an effect on the Company’s consolidated statement of financial position, results of operations or cash flows for the year ended December 31, 2008.

(vi)	In June 2008, the FASB issued FSP EITF 03-61, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company will adopt FSP EITF 03-6-1 in the first quarter of 2009.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies-(continued)

(ab) Recent accounting pronouncements (continued):

(vii)	In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132R-1”), which provides additional guidance regarding required disclosures for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132R-1 is effective for fiscal years ending after December 15, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

3.	Going Concern:

As of December 31, 2008, the Company was in breach of the vessel fair value to outstanding loan balance minimum net worth and other covenants contained in the Company’s loan agreements relating to $1.8 billion of the Company’s debt. These constitute a potential event of default and could result in the lenders requiring immediate repayment of the loans. As a result of these breaches, the Company has classified the related debt as current as discussed in Note 11 to the consolidated financial statements.

The Company is currently in negotiations with its lenders to obtain waivers and restructure the debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations as well as funding from equity offerings. The Company filed a prospectus supplement pursuant to Rule 424 under the Securities Act of 1933, as amended, on January 28, 2009 relating to the offer and sale of up to $500,000 of the Company’s common stock. As of March 6, 2009 the Company had raised $370,531 net proceeds from this offering. Management does not expect that cash generated from the operations of the vessels and the drillships owned by the Company together with the maximum net proceeds of the $500,000 equity offering to be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt discussed in and at Note 11.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.	Change in classification of changes in restricted cash, gain/loss on interest rate swaps and gain on sale of bunkers

During the first quarter of 2008, the Company elected to change the classification of changes in restricted cash (Note 12) in its statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively, as the effect on prior periods was determined to be immaterial.

During the fourth quarter of 2008, the Company elected to separately present Gain/Loss on interest rate swaps in its statements of income. These amounts were previously classified within Other, net. This change is applied retrospectively.

Also, during the fourth quarter of 2008, the Company elected to reclassify Gain on sale of bunkers, which was separately presented in its statement of income, into Voyage expenses, as these amounts represent the settlement of bunker reimbursements on completed voyages. The change in classification is applied retrospectively.

5.	Change in Accounting for dry-docking costs:

As discussed in Note 1, during the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method to the direct expense method. This change was effected in the accompanying consolidated financial statements in accordance with FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs as follows:

Consolidated Balance Sheets

	December 31, 2007			December 31, 2008
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Increase (decrease)
Deferred charges	2,492	—	(2,492)	5,142	—	(5,142)
Total non-current assets	431,370	428,878	(2,492)	63,971	58,829	(5,142)
Total assets	2,346,924	2,344,432	(2,492)	4,847,822	4,842,680	(5,142)
Retained earnings	569,316	566,824	(2,492)	192,490	187,348	(5,142)
Total stockholders equity	1,024,221	1,021,729	(2,492)	1,296,714	1,291,572	(5,142)
Total liabilities and stockholders’ equity	2,346,924	2,344,432	(2,492)	4,847,822	4,842,680	(5,142)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5.	Change in Accounting for dry-docking costs-(continued):

Consolidated Statements of Income

	December 31, 2006			December 31, 2007			December 31, 2008
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Income (expense)
Vessels’ operating expenses	(47,889)	(54,164)	(6,275)	(61,409)	(63,225)	(1,816)	(75,019)	(79,662)	(4,643)
Amortization of dry-docking costs	(3,594)	—	3,594	(2,793)	—	2,793	(1,593)	—	1,593
Gain on sale of vessel	8,583	8,845	262	134,963	137,694	2,731	222,621	223,022	401
Operating income/(loss)	96,542	94,123	(2,419)	528,092	531,800	3,708	(11,386)	(14,035)	(2,649)
Income/(loss) before income taxes, equity in loss of investee and minority interest	56,731	54,312	(2,419)	474,916	478,624	3,708	(332,071)	(334,720)	(2,649)
Net income/(loss)	56,731	54,312	(2,419)	474,617	478,325	3,708	(358,633)	(361,282)	(2,649)

Earnings/(loss) per common share, basic and diluted	1.75	1.68	(0.07)	13.29	13.40	0.11	(8.03)	(8.11)	(0.06)

Consolidated Statements of Cash Flows

	December 31, 2006			December 31, 2007			December 31, 2008
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Inflow / (outflow)
Net income/(loss)	56,731	54,312	(2,419)	474,617	478,325	3,708	(358,633)	(361,282)	(2,649)
Amortization of deferred dry-docking costs	3,594	—	(3,594)	2,793	—	(2,793)	1,593	—	(1,593)
Payments for dry-docking	(6,275)	—	6,275	(1,406)	—	1,406	(2,306)	—	2,306
(Gain) on sale of vessel	(8,583)	(8,845)	(262)	(134,963)	(137,694)	(2,731)	(222,621)	(223,022)	(401)
Accrued Liabilities	(203)	(203)	—	12,607	13,017	410	8,433	10,770	2,337

The amounts disclosed under the deferral method for the year ended and at December 31, 2008 are based on the estimated effect of not changing the dry-docking accounting method to the direct expense method for this period. Accordingly, these estimated period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties:

Cardiff Marine Inc. (“the Manager”): The management fee the Company pays to the Manager is Euro 575 per day, per vessel. In addition, the management agreements provide for payment to Cardiff of:

(i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 400 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) 0.2% on derivative agreements and loan financing or refinancing. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006, the Manager has acted as the Company’s chartering broker and sales and purchase broker.

Cardiff also provides other management services for each of the drybulk carrier vessels. Cardiff provides commercial operations and freight collection services in exchange for a fee of Euro 85 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premia, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance, average and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of Euro 115 per day, per vessel. We also pay Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial accounting services, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Management fees for the period from January 1, 2007 to December 31, 2007 were based at a daily fixed fee of $650 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Management fees for the period from January 1, 2008 to June 30, 2008 were based at a daily fixed fee of Euro 575 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

Transactions with the Manager in Euros are settled on the basis of the average EURO/USD. In addition, during the years ended December 31, 2006, 2007 and 2008, amounts of $815, $11,689 and $11,831 respectively were charged by the Manager relating to the acquisition and sale of vessels. Of these amounts, amounts of $698, $8,060 and $7,710 relating to the acquisition of vessels were charged by the Manager for the years ended December 31, 2006, 2007 and 2008, respectively. These amounts are capitalized as a vessel acquisition cost and included in “Vessels, net” in the accompanying consolidated balance sheets. Of these amounts, amounts of $117, $3,629 and $4,121 relating to vessel sales are included in “Gain on sale of Vessels” in the accompanying consolidated statements of income.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties - (continued):

The amounts due from the Manager at December 31, 2007 and 2008 totaled $9,963 and $12,733, respectively, representing payments in advance by the Company to the Manager.

Drybulk S.A: An amount of $2,011 was charged by Drybulk S.A, a related party, during the year ended December 31, 2007 for chartering commissions.

Lease Agreement: Under the rental agreement in effect between the Company and its Chief Executive Officer, the Company leases office space in Athens, Greece. The related rent expense for the years ended December 31, 2006, 2007 and 2008 totaled $12, $12 and $13, respectively, and is included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income.

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005 between the Company and Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individual who serves in the positions of Chief Executive and Interim Chief Financial Officer of the Company.

The Chairman and Chief Executive Officer, Mr. George Economou, also serves as the Interim Chief Financial Officer. Following the expiration of the above agreements in March 2008, the Company’s Board of Directors approved a new agreement with Fabiana, for the continuing provision of all services until December 31, 2012, under which the annual remuneration is $2,000.

The fees charged by Fabiana for the years ended December 31, 2006, 2007 and 2008 amounted to $1,383, $1,448 and $2,031, respectively, and are included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income.

In addition, on March 5, 2008, 1,000,000 non-vested common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (Note 15) were granted to Fabiana for the CEO and interim CFO. The shares vest quarterly in eight equal installments with the first, second and third installments of 125,000 shares each vesting on May 28, August 28, and November 28, 2008 in accordance with the consultancy agreement. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). This grant’s stock based compensation expense for the year ended December 31, 2008 amounted to $31,175 and is included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income.

Further, on January 21, 2009 the Compensation Committee approved a Euro 5,000,000 ($6.98 million) bonus payable to George Economou in December 2008 for services rendered during 2008 and are included in “General and Administrative expenses - related parties” in the accompanying consolidated statements of income.

At December 31, 2007 and 2008, there were no balances payable to Fabiana. Fabiana is beneficially owned by the Company’s Chief Executive Officer.

Short-term credit facility: During 2007, the Company borrowed an aggregate amount of $63,000 from Elios Investment Inc., a wholly owned subsidiary of the Foundation (Note 1) in order to partly finance the acquisition cost of vessels Bargara, Marbella, Primera, Brisbane, Menorca, Capitola, Ecola and Majorca. The loan was provided in two tranches: $33,000 in April 2007 and $30,000 in May 2007 and was fully repaid as of June 15, 2007. Interest paid during December 31, 2007 amounted to $614.

Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of one of its loans, on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies, each of which is managed by Cardiff

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties - (continued):

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60,000 . Under the cap leg of the agreement, the interest rate is 5.34% if three-month USD LIBOR is between 5.34% and 7%. If three-month USD LIBOR is above 7%, the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co. which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75,000 . Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is between 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

Purchase of Ocean Rig ASA from a related party: On December 20, 2007 Primelead acquired 51,778,647 shares in Ocean Rig ASA from Cardiff Marine Inc., who acted as an intermediary, for a consideration of $406,024. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff Marine Inc. amounting to $4,050 which at December 31, 2007 was included in “Accrued Liabilities” in the accompanying consolidated balance sheet and in “Other, net” in the accompanying consolidated statements of income. The above commission was paid on February 1, 2008.

As further discussed in Note 10 below, in April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig were purchased from companies controlled by the Company’s Chief Executive Officer and Interim Chief Financial Officer for a consideration of $66,782, which is the U.S. dollar equivalent NOK 45 per share, which is the price that was offered to all shareholders in a mandatory offering.

In addition, a commission was paid to Cardiff Marine Inc. amounting to $9,925 for services rendered in relation to the acquisition of the remaining shares in Ocean Rig ASA. The above commission was paid on December 5, 2008 and is reflected in “Other, net” in the accompanying consolidated statements of income.

Chartering agreement: During 2008, Thelma and Argo (Note 1) concluded charter party agreements with Classic Maritime Inc., a related party entity incorporated in the Marshall Islands and controlled by the Company’s Chief Executive Officer and Interim Chief Financial Officer. As of September 3, 2008 Classic Maritime Inc. was no longer a related party, since it was sold to an unrelated third party. Under the agreements, the Company charters the vessels Manasota and Redondo for a daily rate ranging from $35 to $67 and for periods of 1 month to 5 years. In accordance with the agreements, as of December 31, 2008, the vessels Manasota and Redondo were delivered to the charterer and related revenue amounted to $14,466 is separately reflected under “Voyage revenues-related party” in the accompanying consolidated statements of income.

Acquisition of vessels: On June 25, 2008, the Company entered into two memoranda of agreement to acquire the vessels Sidari and Petani built in 2007 and 2008 for $200,000 in total from companies beneficially owned by the Company’s Chief Executive Officer and Interim Chief Financial Officer. The vessels were expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43.8 each. On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement. On December 10, 2008, the Company entered an agreement to cancel the acquisition of these vessels for a total consideration of $80,000 (Note 7).

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties - (continued):

Acquisition of companies: In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two owning companies beneficially owned by the Company’s Chief Executive Officer and Interim Chief Financial Officer. The aggregate purchase price was $140,000, which represents the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company agreed to acquire two newbuilding Panamax vessels that were scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, net of advances of $60,000 in total to be made under the shipbuilding contract by the Company. During October and November 2008 the Company paid $15,000 representing advances for the newbuilding hulls. On December 10, 2008, the Company entered an agreement to cancel the acquisition of these companies for a total consideration of $80,000 (Note 7).

The acquisition of vessels and companies noted in the above two preceding paragraphs are hereafter referred to as the “four panamax drybulk carriers.”

Acquisition of nine Capesize vessels: In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff Marine Inc. including affiliates of George Economou, the Company’s Chairman and Chief Executive Officer, and third parties consisting of 19,400 of the Company’s common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, in 2009 the Company reached an agreement with the sellers to cancel this transaction. The consideration to cancel the transaction is 6.5 million shares issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which will be subject to a six-month lock-up period. The consideration received by entities controlled by George Economou consists solely of 3.5 million “out of the money” warrants. Each warrant entitles the holder to purchase one share of the Company’s common stock. These warrants will have a cost of $0.01 and will have strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants will vest over an 18-month period and expire after five years. The cancellation of the acquisition was approved by the independent members of the Board of Directors on January 21, 2009 and the agreements were signed on March 6, 2009. The cancellation fee will be paid and recorded in 2009.

Acquisition of drillships: On October 3, 2008, the Company’s wholly owned subsidiary, Primelead Shareholders Inc., entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra-deep water drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of the Company’s manager, Cardiff Marine Inc., including George Economou. The drillships are being constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011, respectively. The expected cost of construction is approximately $747,500 per drillship. The drillships are sister vessels to the two drillships, Hulls 1865 and 1866, ordered by the Company early in 2008 from Samsung Heavy Industries and which are expected to be delivered in the third quarter of 2011. This transaction is expected to be consummated in 2009.

In October 2008, the Company advanced on behalf of the related party ship-owning companies of newbuilding Hulls 1837 and 1838, installment payments in the aggregate amount of $5 million which are reflected in “Due from related parties” in the accompanying consolidated balance sheets. In conjunction with this payment, the Company entered into an indemnity agreement with these ship- owning companies, pursuant to which such ship-owning companies undertook to reimburse the Company for such installment payments, plus interest at a fixed rate of five percent, if a spin-off of the drilling rig segment does not occur.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.	Advances for Vessels - Drillships under Construction / Acquisitions and cancellations:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, milestone payments relating to the contracts with the engineering firm, and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2007 and 2008, the advances for vessel and drillship acquisitions and newbuildings are set forth below:

			December 31, 2007			December 31, 2008
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses	Total
H1518A	June 2009	$33,593	6,650	519	$7,169	$9,975	1,029	$11,004
H1519A	June 2009	33,593	6,650	519	7,169	9,975	992	10,967
HSS058	August 2010	54,250	10,850	220	11,070	10,850	749	11,599
HSS059	October 2010	54,250	10,850	220	11,070	10,850	749	11,599
H0002	November 2009	105,500	10,550	220	10,770	10,550	734	11,284
H0003	January 2010	105,500	10,550	219	10,769	10,550	734	11,284
H2089	June 2009	114,000	22,800	634	23,434	22,800	1,678	24,478
H1128		—	—	—	—	15,300	705	16,005
Petalidi		—	—	—	—	6,100	—	6,100
H1865	July 2011	701,555	—	—	—	205,939	4,703	210,642
H1866	September 2011	701,555	—	—	—	205,939	4,715	210,654
HN-1001	Delivered 2008	147,500	14,750	276	15,026	—	—	—
Avoca	Delivered 2008	69,500	6,950	—	6,950	—	—	—
Capri	Delivered 2008	152,250	15,225	—	15,225	—	—	—

		$2,273,046	115,825	2,827	$118,652	$518,828	16,788	$535,616

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.	Advances for Vessels - Drillships under Construction / Acquisitions and cancellations-continued):

In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two ship-owning companies (Note 6) for an aggregate purchase price of $140,000. In exchange for the aggregate purchase price, the Company agreed to acquire the ship-owning companies of two newbuilding Panamax vessels that were scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, net of advances of $60,000 in total to be made under the shipbuilding contract by the Company. During 2008, $15,000 was paid by the Company for advances under the contract to the yard. As previously mentioned, the acquisition of Sidari, Petani and these two newbuilding Panamax vessels are referred to as “the four Panamax drybulk carriers.”

On December 10, 2008, the Company agreed to cancel its acquisition of the four Panamax drybulk carriers, including two newbuildings, (Note 6 and Note 23) from companies beneficially owned by George Economou, Chairman, Chief Executive Officer and Interim Chief Financial Officer of the Company. The cancellation fee consisted of forfeiture of the Company’s deposits totalling $55,000, plus a cash payment of $26,250 per vessel. The total cancellation fee of $160,000 is included in contract termination fees and forfeiture of vessel deposits-related parties in the consolidated statement of income. In addition, the Company has entered into an agreement with the selling companies of the above vessels, providing the Company with the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160,000. (The fair value of such option as of December 31, 2008 is deemed to be zero.) The exclusive purchase option granted to the Company by the seller will terminate on December 31, 2009. The agreement was negotiated and approved by a committee consisting of the independent members of the Company’s Board of Directors.

On August 13, 2008, the Company entered into a memorandum of agreement to acquire vessel Petalidi for total consideration of $61,000. The vessel was expected to be delivered during the first quarter of 2009 with its existing time charters attached for a period of approximately 5 years with an unrelated party for a daily rate of $28. In September 2008, the Company paid $6,100 representing an advance payment of 10% in accordance with the related clauses of the memorandum of agreement. On January 29, 2009, the Company entered into an agreement to cancel the previously announced acquisition of the Petalidi for a purchase price of $61,000 from an unrelated third party. The Company and the seller have mutually agreed to cancel the Memorandum of Agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller’s retention of the $6,100 deposit that was previously paid. The New York and London proceedings between the Seller and the Company have been discontinued. (Note 17)

During the years ended December 31, 2007 and 2008, the movement of the advances for vessels/drillships under construction and acquisitions was as follows:

	December 31,
	2007	2008
Balance at beginning of period	$27,380	$118,652
Advances for vessels/drillships under construction and related costs	105,242	509,165
Advances forfeited due to cancellation of the four Panamaxes	—	(55,000)
Vessels delivered	(13,970)	(37,201)

Balance at end of period	$118,652	$535,616

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	$1,197,053	(112,129)	$1,084,924
Vessel acquisitions	851,006	—	851,006
Vessel disposals	(253,875)	38,323	(215,552)
Depreciation	—	(76,511)	(76,511)

Balance, December 31, 2007	1,794,184	(150,317)	$1,643,867
Vessel acquisitions	779,374	—	779,374
Vessel disposals	(222,712)	44,628	(178,084)
Depreciation	—	(110,507)	(110,507)

Balance, December 31, 2008	$2,350,846	(216,196)	$2,134,650

During 2008, the vessels Avoca, Conquistador, Capri, Positano, Flecha, Sorrento and Mystic were delivered to the Company for $779,374. The vessels Matira, Netadola, Lanzarote, Menorca, Waikiki, Solana and Tonga were sold for net proceeds of $401,106 realizing a gain from the sale of $223,022.

In addition during 2008, the Company concluded Memoranda of Agreement for the sale of vessels, MV Paragon, MV Delray, MV Toro and MV La Jolla for $245,400. After negotiations the final sales price for these vessels was adjusted to $132,800. The purchaser of MV Toro, Samsun Logix Corporation (“Samsun”) agreed to release its deposit of $6,300 to the Company immediately and make a new deposit of $1,500. While Samsun released the initial deposit of $6,300 to the Company, it failed to make an additional deposit as required by the agreement to purchase the MV Toro. As a result, Samsun is in breach of this agreement. The Company has received notice of receivership action by Samsun. In addition Samsun has not stated whether it intends to fulfill its agreement to purchase the MV Toro, and the Company intends to explore its legal options with respect to Samsun’s breach. The sale of MV La Jolla was also cancelled as it was, agreed for the Company to retain the vessel and the deposit of $9,000. The Company has commenced arbitration proceedings for the difference between the current market price and the original contract price of $63,400. (Note 17). The sale of MV Delray will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer.

On May 19, 2008 the Company entered into a memorandum of agreement for the sale of vessel Primera for $75,000. The sale agreement was subsequently cancelled on October 15, 2008 and the advance of $9,098 was retained by the Company.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.	Vessels, net-(continued):

During the year ended December 31, 2007, the vessels Samsara, Primera, Marbella, Bargara, Brisbane, Capitola, Menorca, Majorca, Heinrich Oldendorff, Ecola, Clipper Gemini, Samatan, Voc Galaxy, Saldanha and Oregon were acquired for a total consideration of $851,006.

During the year ended December 31, 2007, the vessels Panormos, Striggla, Daytona, Estepona, Shibumi, Delray, Hille Oldendorff, Alona, Mostoles, Lanikai and Formentera were sold for net proceeds of $351,813, which resulted in realizing a total gain from sale of vessels of $137,694. This gain is separately reflected in the accompanying 2007 consolidated statement of income.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 11. As of December 31, 2008, two vessels were operating under a drybulk pool (Note 2) while the remaining vessels were operating under time charters except for MV Heinrich Oldendorff, Clipper Gemini and VOC Galaxy which are employed under bareboat charter. The last time charter expires in August, 2018.

9.	Drilling rigs, machinery and equipment, net:

Through its acquisition of Ocean Rig in 2008, the Company operates two ultra deep-water drilling rigs, the “Leiv Eiriksson” and “Eirik Raude.” Ocean Rig is a drilling contractor in the area of offshore exploration, development and production.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Net book Value
Drilling rigs, machinery and equipment acquired	$1,423,156

- Drilling rigs improvement, machinery and equipment	16,584

- Depreciation for the period	(46,582)

Balance, December 31, 2008	$1,393,158

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.	Acquisition of Ocean Rig ASA:

On December 20, 2007, Primelead acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig. Ocean Rig, incorporated on September 26, 1996 and domiciled in Norway, was a public limited company whose shares previously traded on the Oslo Stock Exchange.

The Company accounted for its investment in Ocean Rig for the year ended December 31, 2007, and for the period from January 1, 2008 to May 14, 2008 using the equity method of accounting.

The carrying amount of the Company’s investment in Ocean Rig as of December 31, 2007 was $405,725 and is reflected as “Long term investments” in the accompanying consolidated balance sheet.

The quoted market price of the investment at December 31, 2007 was Norwegian Kroner (NOK) 39.70 and the aggregate market value of the investment in Ocean Rig at December 31, 2007 was $377,984.

The Company’s equity in the loss of Ocean Rig is shown in the accompanying consolidated statements of income for the year ended December 31, 2007 and 2008 as “Equity in loss of investee” and amounted to a loss of $299 and $6,893, respectively.

After acquiring 33% of Ocean Rig’s outstanding shares on April 22, 2008, the Company, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig at a price of NOK45 per share ($8.89 per share). The Company acquired additional shares of Ocean Rig, resulting in the Company gaining control over Ocean Rig on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements as of May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the total shares held by the Company in Ocean Rig amounted to 100% (163.6 million shares) at July 10, 2008. Out of the total shares acquired as discussed above, 4.4% of the share capital of Ocean Rig was purchased from companies controlled by the Company’s Chairman, Chief Executive Officer and Interim Chief Financial Officer (Note 6).

The Company had recorded minority interest on its balance sheet as of June 30, 2008 in accordance with EITF Topic D-98 “Classification and Measurement of Redeemable Securities.” The resulting minority interest carrying value of $21,457 was recorded at redemption value, which was higher than the amount that would result from applying consolidation accounting under ARB 51 “Consolidated Financial Statements.” resulting in $15,050 of additional minority interest expense recorded in the condensed accompanying consolidated statement of income for the year ended December 31, 2008.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.	Acquisition of Ocean Rig ASA - (continued):

The total purchase price of Ocean Rig was comprised of the following:

Cash consideration	$1,397,856
Transaction costs	10,797

Total purchase price	$1,408,653

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed by the Company as of the dates of the step acquisitions:

Total current assets	$108,563
Drilling rigs, machinery and equipment	1,419,640
Intangible assets	15,033
Above market acquired time charter	15,053
Goodwill	700,457

TOTAL ASSETS ACQUIRED	2,258,746

Total current liabilities	(423,874)
Total non current liabilities	(393,990)
Below market acquired time charter	(32,229)

TOTAL LIABILITIES ASSUMED	(850,093)

TOTAL PURCHASE PRICE	$1,408,653

A contingent liability of $3,143 has been recognized, based on a claim from an investment bank in relation to DryShips acquisition of Ocean Rig. The maximum exposure to this claim is $24,000.

The total purchase price of $1.4 billion includes $11,306 in treasury shares assumed from Ocean Rig. Goodwill included in the drilling rig segment constitutes a premium paid by the Company over the fair value of the net assets of Ocean Rig, which is attributable to anticipated benefits from Ocean Rig’s unique position to take advantage of the extremely attractive fundamentals of the ultra deep water drilling market. Goodwill is not deductible for income tax purposes.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.	Acquisition of Ocean Rig ASA - (continued):

In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig, some of which extend through 2011. These contracts include fixed day rates that are above and below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities and non-current assets under “Fair value of below/above market acquired time charters”. These will be amortized into revenues using the straight-line method over the respective contract periods (1 and 3 years for the respective contracts). The amount amortized as of December 31, 2008 amounted to $17,297.

Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that will be amortized over their useful life which is determined to be 10 years. The amount acquired for trade names and software was $9,145 and $5,888 respectively and are included in “Intangible assets, net” in the accompanying consolidated balance sheets.

	Amount Acquired	Amortized to Dec 31, 2008	Amount to be Amortized as of December 31
			2009	2010	2011	2012	2013-18
Trade names	9,145	541	914	914	914	914	4,948
Software	5,888	349	589	589	589	589	3,183

	15,033	890	1,503	1,503	1,503	1,503	8,131

Summarized financial information of the Company’s equity method of investees that representing 100% of the investees’ financial information, is as follows:

Financial Positions as of:	December 31, 2007
Current assets	93,648
Non-current assets	1,168,672
Current liabilities	145,115
Non-current liabilities	656,524

	December 20, to December 31, 2007	January 1 to May 14, 2008
Results of Operations for the period:
Revenues	8,227	98,229
Operating income/ (loss)	(927)	19,553
Net Loss	(985)	(20,854)

Pro forma results of operations (unaudited) – The following unaudited pro forma financial data for the periods ended December 31, 2007 and 2008, give effect to the acquisition of Ocean Rig, as though the business combination had been completed at the beginning of each period:

	December 31,
	2007	2008
Pro forma:
Revenues	813,510	1,184,432
Net Operating Income	562,366	334
Net Income/(loss)	395,790	(369,553)
Earnings per Shares, basic and diluted	11.09	(8.29)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.	Acquisition of Ocean Rig ASA - (continued):

The unaudited pro forma financial information includes adjustments for additional depreciation based on the fair market value of the drilling rigs, interest expense and financing fees on debt incurred to finance the acquisition of Ocean Rig, amortization of intangibles arising from the series of acquisitions and amortization of the fair value above and below market with respect to the time charter acquired. The unaudited pro forma financial information is not necessarily indicative of the result of operations for any future periods. The pro forma information does not give effect to any potential revenue enhancement cost synergies or other operational efficiencies that could result from the acquisitions. The actual results of the operations of Ocean Rig are included in the consolidated financial statements of the Company only from the respective date of the acquisition.

Impairment Charge

At December 31, 2008, the Company performed its annual impairment testing for Goodwill. As a result of its impairment testing, the Company determined that the Goodwill associated with its drilling rigs reporting unit was impaired. Accordingly, the Company recognized an impairment charge for the full carrying amount of the Goodwill associated with this reporting unit in the amount of $700,457, which had no tax effect.

The Goodwill balance and changes in the Goodwill is as follows:

Balance May 14, 2008	$700,457
Goodwill impairment charge	(700,457)

Balance December 31, 2008	$—

11.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2007	December 31, 2008
DryShips -Term loans	$1,220,605	$2,215,734
DryShips - Bridge loans	30,076	—
Ocean Rig - Term loans	—	982,500
Less deferred financing costs	(6,903)	(39,364)

Total	1,243,778	3,158,870
Less: Current portion	(194,999)	(2,370,556)

Long-term portion	$1,048,779	$788,314

On February 19, 2008, the Company fully repaid its bridge facility of $30,076 obtained to partly finance the acquisition cost of the vessels Oregon, Avoca, Saldanha and VOC Galaxy. On May 12, 2008 the Company fully refinanced the loan facility of $227,907 obtained in order to partly finance the acquisition cost of Ocean Rig’s common stock. In addition, in July 2008 the Company fully repaid the $252,340 senior unsecured callable bond. In September 2008 the Company fully repaid the $250,000 bridge facility. During the year ended December 31, 2008, the Company made scheduled principal payments of $863,466 and repaid an amount of $83,974 against the outstanding loan balances for vessels sold Matira, Netadola, Menorca, and Tonga.

The Company’s loan agreements are described below:

a) On January 29, 2008, the Company drew down an amount of $48,650 from a loan of $101,150 concluded in December 2007 in order to partly finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments plus a balloon payment of $32,150 through January 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 30%, ii) market value to loan amount greater than or equal to 125%.

b) On February 27, 2008, the Company concluded a supplemental agreement to a previous loan obtained in March 2006 to partly finance the acquisition cost of certain of the Company’s vessels and obtained the lenders’ consent for the release of certain of the Company’s vessels from the related security obligations. During April, 2008 the Company drew down $49,400 to partly finance the acquisition of vessel Conquistador. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 40% and ii) market value adjusted net worth greater than or equal to $750,000, and (iii) market value to loan amount greater than or equal to 150%.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.	Long-term Debt - (continued):

c) On March 13, 2008 the Company concluded a loan agreement of up to $130,000 to obtain additional liquidity. The vessels Lacerta, Menorca, Toro and Paragon were released from their previous loan and related security obligations and were provided as collateral for this new loan facility. On June 27, 2008 the vessel Menorca was sold and its loan balance outstanding at such date was fully repaid. On December 9, 2008 the vessel Lacerta was renamed Delray. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments plus a balloon payment of $31,599 through March 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 25%, ii) market value adjusted net worth greater than or equal to $180,000, and iii) market value to loan amount greater than or equal to 125%.

d) On May 5, 2008 the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the vessel Mystic. The loan bears interest at LIBOR plus a margin and is repayable in fourteen semi-annual installments, plus a balloon payment of $27,000, payable with the last installment in December 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 20%, ii) market value adjusted net worth greater than or equal to $250,000, and iii) market value to loan amount greater than or equal to 125%.

e) On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974.500 ) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt. The term loan is repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment of $300,000 payable together with the last installment, on May 12, 2010. As of December 31, 2008, the Company drew down the total amount of $800,000 and repaid $150,000. The facility contains various covenants, including a market-adjusted equity ratio greater than or equal to 30%.

As of December 31, 2008, the Company was not in compliance with the aforementioned covenants for this facility. The Company obtained a waiver from the bank with respect to its December 31, 2008 default, for a period up to August 12, 2009.

f) On May 13, 2008 the Company concluded a loan agreement of up to $125,000 in order to partly finance the acquisition cost of the vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty two quarterly installments, plus a balloon payment of $19,000, through September 2016. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 25%, ii) market value adjusted net worth greater than or equal to $180 million, and iii) market value to loan amount greater or equal to 125%.

g) On June 20, 2008 the Company concluded a loan agreement of up to $103,200 in order to partly finance the acquisition cost of the vessel Sorrento and partly refinance part of the acquisition cost of the vessel Iguana. During the year ended December 31, 2008, the Company drew down an amount of $32,500 to refinance part of the acquisition cost of the vessel Iguana and an amount of $51,600 to partly finance the acquisition cost of the vessel Sorrento. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments plus a balloon payment of $16,000 through July 2016 for the vessel Sorento and twenty quarterly instalments through December 2013 for vessel Iguana. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 20%, ii) market value adjusted net worth greater than or equal to $250,000, and iii) market value to loan amount greater than or equal to 135%.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.	Long-term Debt-(continued):

h) On July 18, 2008 the Company concluded two facility agreements for an aggregate amount of $1,125,000 in order to partly finance the construction cost of Drillship Hulls 1865 and 1866. During the year ended December 31, 2008, the Company drew down $171,363 which was used to pay the loan financing fees, incidental vessel costs, commitment fees and loan interest and a portion of the second yard installment. The loans bear interest at LIBOR plus a margin and are repayable in eighteen semi-annual installments through November 2020. The first installment is payable six months after the delivery of the vessels, which is expected to be in the third quarter of 2011. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 25% and ii) market value adjusted net worth greater than or equal to $500,000.

i) On July 23, 2008 the Company concluded a facility agreement for an amount of $126,400 in order to partly finance the acquisition of a secondhand vessel, to be named Flecha. The loan bears interest at LIBOR plus a margin and is repayable in forty quarterly installments, plus a balloon payment of $20,400, payable with the last installment in July 2018. The facility contains various covenants, including maintaining a market value to loan amount equal to or greater than 125%.

j) On July 9, 2008, Ocean Rig entered into an addendum to an existing financing arrangement in the amount of $250,000 to refinance the Ocean Rig’s $250,000 senior unsecured callable bond. Ocean Rig drew down the full amount of the loan which was repaid in September, 2008 by Ocean Rig’s new credit facility discussed below.

k) On September 17, 2008, the Ocean Rig entered into a new five-year secured credit facility for the amount of up to $1.04 billion in order to refinance Ocean Rig’s existing loan indebtedness and for general corporate purposes. In September and October, 2008, Ocean Rig drew down $1.02 billion of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776,000 including the $250,000 loan discussed above. The credit facility consists of a guarantee facility, three revolving credit facilities (A, B and C) and a term loan.

The aggregate amount of the term loan is up to $400,000 and the aggregate amount under the revolving credit facility A is up to $350,000. The aggregate amount under the revolving credit facility B is up to $250,000 and under the revolving credit facility C is up to $20,000. The guarantee facility provides Ocean Rig with a credit facility of up to $20,000.

The commitment under credit facility A was reduced by $17,500 on December 17, 2008 and will continue to be reduced by $17,500 quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement. The loan bears interest at LIBOR plus a margin and is repayable in twenty quarterly instalments. The term loan will be repaid by one balloon payment of $400,000 on September 17, 2013. The commitment under credit facility B will be reduced quarterly by 12 unequal quarterly instalments with a final maturity date of not later than the earlier of the expiry of the time charter of the drilling rig the Eirik Raude, which is scheduled to expire in October 2011 and September 17, 2011.

This loan contains various financial covenants including restrictions as to payments of dividends, distribution to shareholders or reduction of share capital without the bank’s prior consent.

This loan is secured by (i) first and second priority mortgages over Ocean Rig’s two ultra-deep water drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) pledge of shares of Ocean Rig AS, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS, Ocean Rig Ghana Ltd, Ocean Rig Ltd, Ocean Rig 1 Inc and Ocean Rig 2 Inc, and (iv) first and second mortgages over the machinery and plant of Ocean Rig 1 Inc and Ocean Rig 2 Inc.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.	Long-term Debt-(continued):

(l) On October 2, 2007 the Company concluded a loan agreement of up to $ 35,000 in order to partly finance the acquisition cost of the second-hand vessel Clipper Gemini. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-six quarterly installments through July 2016. The facility contains various covenants, including a market value to loan amount greater than or equal to 125%.

(m) On October 5, 2007 the Company concluded a loan agreement of up to $ 90,000 in order to partly finance the acquisition cost of the second-hand vessels Samatan and VOC Galaxy. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-two quarterly installments through November 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 25%, ii) market value adjusted net worth greater than or equal to $250 million, and iii) market value to loan amount greater than or equal to 125%.

(n) On November 16, 2007 the Company concluded a loan agreement of up to $ 47,000 in order to partly finance the acquisition cost of the second-hand vessel Oregon. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-two quarterly installments through December 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 20%, ii) market value adjusted net worth greater than or equal to $180,000, and iii) market value to loan amount greater than or equal to 130%.

As of December 31, 2008, the Company was not in compliance with the aforementioned covenants as related to the facilities described in (a) through (i), and (l) through (n) above. As a result of this non-compliance, the lenders currently have the ability to call the related debt due immediately. However, although the Company has not yet obtained compliance waivers from the lenders, except for the facility described in (e) above for which a waiver has been obtained, the Company is currently in discussions with the lenders and does not believe the lenders will call the related debt. The Company was in compliance with all debt covenants as of December 31, 2007.

The above loans (a to i, and l to m) are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business, and maintaining an established place of business in the United States or the United Kingdom. In addition, the vessel owning companies are not permitted to pay any dividends to DryShips Inc. nor DryShips Inc. to its shareholders without the lender’s prior consent. The loans also contain certain financial covenants relating to the Company’s financial position, operating performance and liquidity.

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as “Restricted cash” under current assets that at December 31, 2007 and 2008 amounted to $6,791 and $320,560, respectively, in the accompanying consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.

Included in the Restricted cash balances above are minimum required cash deposits, as defined in the loan agreements, which amounted to $20,000 and $280,000, at December 31, 2007 and 2008 respectively and are classified as non-current assets and current assets, respectively, in the accompanying consolidated balance sheets. Restricted cash has been classified as current as of December 31, 2008 as the related debt has been classified as current discussed above.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $221,716 and $727,038 as of December 31, 2007 and 2008, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.	Long-term Debt - (continued):

Total interest incurred on long-term debt for the years ended December 31, 2006, 2007 and 2008 amounted to $37,364, $50,887 and $106,200, respectively. Of these amounts, for the years ended December 31, 2006, 2007 and 2008 amounts of $110, $2,597 and $13,058, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in “Interest and finance costs” in the accompanying consolidated statements of income. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2006, 2007, and 2008 was 6.59%, 6.48% and 4.28% respectively, at the year end.

The principal payments required to be made after December 31, 2008 for the loans discussed above are as follows:

Year ending December 31,	Amount
2009	$2,396,660
2010	139,980
2011	139,094
2012	70,000
2013	452,500

3,198,234
Less-Financing fees	(39,364)

$3,158,870

As of December 31, 2007 and 2008 the Company’s unutilized line of credit totaled $48,650 and $951,574, respectively and the Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the unutilized line of credit.

The Company was in default of certain of its financial covenants (for loans (a) to (i) and (l) through (n), discussed above) as of December 31, 2008. In accordance with FASB Statement No. 78, “Classification of Obligations that are Callable by the Creditor”, the Company has classified all of its long-term debt in breach amounting to $1.8 billion to current at December 31, 2008. As of the date of the filing of the annual report for the year ended December 31, 2008, of which these consolidated financial statements are a part, negotiations with all of its lenders have not been finalized and final waivers have not yet been obtained. However the Company was not in default for the loan discussed under (k) above at December 31, 2008.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.	Derivatives:

Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the fair value of the below financial instruments fall into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values.

For assets, the information is presented as follows:

	Fair Value Measurements at Reporting Date Using
	December 31, 2008	Significant Other Observable Inputs (Level 2)
Derivatives	$779	$779

Total	$779	$779

For liabilities, the information is presented as follows:

	Fair Value Measurements at Reporting Date Using
	December 31, 2008	Significant Other Observable Inputs (Level 2)
Derivatives	$204,999	$204,999

Total	$204,999	$204,999

12.1 Interest rate swaps, cap and floor agreements: As of December 31, 2007 and 2008, the Company had outstanding eight and thirty interest rate swap, cap and floor agreements respectively maturing from June 2011 through November 2017. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.	Derivatives - (continued):

12.1 Interest rate swaps, cap and floor agreements-(continued):

(4)	In June 2005, for a period of six years through June 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%, if LIBOR is below or equal to 3%, then the Company pays 3%;

(5)	In July 2005, for a period of ten years through April 2015, for a notional amount of $42.4 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%, if LIBOR is below or equal to 3%, then the Company pays 3%;

(6)	In July 2005, for a period of seven years through April 2012, for a notional amount of $22.3 million. Under the cap provisions of the agreement the Company pays interest at 5.64% if three-month LIBOR is between 5.64% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.64%, if LIBOR is below or equal to 3%, then the Company pays 3%;

(7)	In August 2007, for a period of four years through November 2011, for a notional amount of $60 million. Under the cap provisions of the agreement the Company pays interest at 5.34% if three-month LIBOR is between 5.34% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%;

(8)	In August 2007, for a period of four years through November 2011, for a notional amount of $75 million. Under the cap provisions of the agreement the Company pays interest at 5.25% if three-month LIBOR is between 5.25% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement, the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%;

(9)	From May 2008, for a period of five years through May 2013, for a notional amount of $357 million. Under the provisions of the agreement the Company pays a fixed rate of 3.92% and receives the three-month LIBOR;

(10)	From June 2008, for a period of eight years through May 2016, for a notional amount of $144.2 million. Under the provisions of the agreement the Company pays a fixed rate of 4.385% and receives the three-month LIBOR;

(11)	From June 2008, for a period of eight years through May 2016, for a notional amount of $66 million. Under the provisions of the agreement the Company pays a fixed rate of 4.38% and receives the three-month LIBOR;

(12)	From July 2008, for a period of seven years through July 2015, for a notional amount of $124.75 million. Under the provisions of the agreement the Company pays a fixed rate of 4.13% and receives the three-month LIBOR;

(13)	From July 2008, for a period of seven years through January 2015, for a notional amount of $94.9 million. Under the provisions of the agreement the Company pays a fixed rate of 4.09% and receives the three-month LIBOR;

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.	Derivatives - (continued):

12.1 Interest rate swaps, cap and floor agreements - (continued):

(14)	From May 2008, for a period of five years through May 2013, for a notional amount of $65 million. Under the provisions of the agreement the Company pays a fixed rate of 3.92% and receives the three-month LIBOR;

(15)	From May 2008, for a period of seven years through November 2015, for a notional amount of $45 million. Under the provisions of the agreement the Company pays a fixed rate of 4.155% and receives the three-month LIBOR;

(16)	From June 2008, for a period of five years through July 2013, for a notional amount of $28.65 million. Under the provisions of the agreement the Company pays a fixed rate of 3.7275% and receives the three-month LIBOR;

(17)	From July 2008, for a period of nine years through September 2017, for a notional amount of $174.56 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through September 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR;

(18)	From July 2008, for a period of nine years through September 2017, for a notional amount of $58.18 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through September 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR;

(19)	From July 2008, for a period of six years through September 2014, for a notional amount of $58.18 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through September 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR;

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.	Derivatives - (continued):

12.1 Interest rate swaps cap and floor agreements - (continued):

(20)	From July 2008, for a period of six years through September 2014, for a notional amount of $19.39 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through September 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR;

(21)	From July 2008, for a period of nine years through November 2017, for a notional amount of $175.45 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through November 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR;

(22)	From July 2008, for a period of nine years through November 2017, for a notional amount of $58.48 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through November 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR;

(23)	From July 2008, for a period of six years through November 2014, for a notional amount of $58.48 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through November 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR;

(24)	From July 2008, for a period of six years through November 2014, for a notional amount of $19.49 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through November 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR;

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.	Derivatives - (continued)

12.1 Interest rate swaps cap and floor agreements - (continued):

(25)	From December 2008, for a period of five years through June 2013, for a notional amount of $28.5 million. Under the provisions of the agreement the Company pays a fixed rate of 3.69% and receives the three-month LIBOR;

(26)	From October 2008, for a period of five years through October 2013, for a notional amount of $49.85 million. Under the provisions of the agreement the Company pays a fixed rate of 3.97% and receives the three-month LIBOR;

(27)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.095% and receives the three-month LIBOR;

(28)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.065% and receives the three-month LIBOR;

(29)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.0675% and receives the three-month LIBOR;

(30)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.05% and receives the three-month LIBOR;

The fair value of each of these thirty interest rate swaps, cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. The aggregate fair value of all such agreements at December 31, 2007 was a liability of $1,768 and at December 31, 2008 was an asset of $779 and a liability of $204,999, which amounts are included in “Financial instruments” in the accompanying consolidated balance sheets. A gain of $676, a loss of $3,981 and a loss of $207,936, respectively, are included in “Gain/ (Loss) on interest rate swaps” in the accompanying consolidated statements of income for the years ended December 31, 2006, 2007 and 2008.

As of December 31, 2008, deposits (margin call) of $15,700 and $15,900 for Hull 1865 and Hull 1866, respectively, were paid and were recorded as deposits in “Other non current assets” in the accompanying consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the year ended December 31, 2008.

12.2 Interest rate swap agreements: As of December 31, 2008, the Company had three interest rate swap agreements outstanding maturing on September 17, 2013. The fair value of these agreements equate to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company. Such fair value at December 31, 2008, was a liability of $47,168.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.	Derivatives - (continued)

12.2 Interest rate swap agreements - (continued):

As of December 31, 2008 the Company’s three interest rate swaps that qualified as cash flow hedges and the changes in their fair value are recognized in accumulated other comprehensive loss:

Bank	Notional Amount	Fixed rate	Trade rate	Value date	Maturity Date	Fair market value as of December 31, 2008
Bank A	$300,000	3.80%	19/09/2008	30/09/2008	17/09/2013	$24,771
Bank B	100,000	3.77%	12/09/2008	30/09/2008	17/09/2013	7,932
Bank C	332,500	3.53%	22/09/2008	30/09/2008	17/09/2013	14,465

Total fair value of interest rate swaps						$47,168

As of December 31, 2008, the loss of $46,548 is reflected in “Accumulated other comprehensive loss” in the accompanying consolidated statements of stockholders equity.

12.3 Forward contracts: As of December 31, 2008 the Company had outstanding four forward contracts to sell $6,000 for NOK 31.4 million and seven forward contracts to sell $10,500 for NOK 72.9 million. Such fair value at December 31, 2008 was a liability of $1,589.

The change in the fair value of such agreements for the year ended December 31, 2008 amounted to a loss of $2,512, and is reflected under “Other, net” in the accompanying consolidated statements of income.

12.4 Foreign exchange transactions: During 2007, the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option was 1.21 USD per Euro, for an amount of Euro 200,000.

Additionally, during 2007, the Company had one forward foreign exchange contract, maturing in January 2007. The forward rate was 1.2320 USD per Euro for an amount of Euro 200,000.

A gain of $206 and a loss of $8 respectively, have been included in “General and administrative expenses” in the accompanying consolidated statements of income for the years ended December 31, 2006 and 2007.

12.5 Forward freight agreements: During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their value were reflected in earnings. During the year ended December 31, 2006 and 2007, the loss of FFAs amounted to $22,473 and $0 respectively. As of December 31, 2007 and 2008, no FFAs remain open.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13.	Financial Instruments:

The carrying values of cash accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

14.	Common Stock and Additional Paid-in Capital:

In October 2007, the Company filed a universal shelf registration statement on Form F-3 and related prospectus pursuant to the Controlled Equity Offering Sales Agreement by and between the Company and Cantor Fitzgerald & Co., dated October 13, 2007, relating to the offer and sale of up to 6,000,000 common shares. From October through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104. From January through March 2008, an amount of 4,759,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352,748.

In January 2008, the Company increased the aggregate number of authorized shares of its common stock from 75,000,000 registered shares to 1,000,000,000 registered shares with a par value of $0.01 and increased the aggregate number of authorized shares of preferred stock from 30,000,000 registered shares; par value $0.01 per share to 500,000,000 registered preferred shares with a par value of $0.01 per share.

In March 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement on Form F-3 ASR.

On May 6 and 7, 2008, the Company issued 1,109,903 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3ASR and related prospectus supplement discussed above. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $101,574.

In October 2008, the Company issued 2,069,700 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3 ASR and related prospectus supplement. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $41,891.

In November 2008, the Company filed a prospectus supplement pursuant to rule 424(b) relating to the offer and sale of up to 25,000,000 common shares. In November and December 2008, the Company issued 24,980,300 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3 ASR and related prospectus supplement. The net proceeds, after underwriting commissions of 2.5% to 3% and other issuance fees, amounted to $167,057.

In December 2008, the Board of Directors approved the suspension of the Company’s dividend in light of the lower freight rate environment.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.	Common Stock and Additional Paid-in Capital-(continued):

Stockholders Rights Agreement

On January 18, 2008, the Company entered into a Stockholders Rights Agreement. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right (a “Right”), to purchase, under certain specified circumstances one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value $0.01 per share. As of December 31, 2008, none of the Rights has become exercisable.

15.	Equity Incentive Plan:

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under this Plan, officers, key employees, and directors are eligible to receive, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On March 5, 2008, 1,000,000 non-vested common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan were granted to Fabiana for the CEO and interim CFO (Note 6).

The shares vest quarterly in eight equal installments with the first, second and third installments of 125,000 shares each vesting on May 28, August 28, and November 28, 2008 in accordance with the consultancy agreement. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). Stock based compensation expense for the year ended December 31, 2008 amounted to $31,175 and is included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income.

The fair value of each share on the grant date was $75.09. The fair value of the non-vested shares granted amounted to $75,090 and will be recognized as compensation in the accompanying consolidated statements of income over the four year vesting period quarterly in sixteen equal installments.

On October 2, 2008, the Company’s Board of Directors and Compensation Committee approved grants for the non executive directors of the Company. On October 2, 2008, 9,000 fully vested shares and 9,000 non vested common shares were granted to the non-executive directors. The non vested common shares will vest evenly over a three- year period with the first vesting date commencing on January 1, 2009.

For the director vested shares, the fair value of each share on the grant date was $33.59. The fair value of the non-vested shares granted amounted to $302 and will be recognized as compensation in the accompanying consolidated statements of income over the vesting period. Stock based compensation for the year ended December 31, 2008 amounted to $327 and is included in “General and administrative expenses” in the accompanying consolidated statements of income.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15.	Equity Incentive Plan - (continued):

A summary of the status of the Company’s non vested shares as December 31, 2008, and movement during the year ended December 31, 2008, is presented below. There were no shares awards in 2006 or 2007.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2008	—	$—
Granted	1,018,000	74.36
Vested	(384,000)	74.12

Balance December 31, 2008	634,000	$74.50

	Number of vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2008		$—
Granted	9,000	33.59
Non vested shares granted and vested 2008	375,000	75.09

As at December 31, 2008	384,000	$74.12

Dividends of $0.20 per share were declared and paid to the vested and non-vested shares during 2008.

As of December 31, 2008, there was $44,192 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3 years. The total fair value of shares vested during the year ended December 31, 2008, was $28,461.

16.	Pension and retirement benefit obligation:

DryShip’s fully consolidated subsidiary, Ocean Rig ASA has six retirement benefit plans for employees managed and funded through Norwegian life insurance companies. The pension plans cover 237 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations and plan assets.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.	Pension and retirement benefit obligation - (continued):

The change in projected benefit obligation, change in plan assets, funded status and the amounts recognised in the accompanying consolidated balance sheets are shown in the table below:

December 31, 2008
Change in projected benefit obligation
Projected benefit obligation at May 14, 2008	$9,374

Service cost for benefits earned	1,989
Interest cost	155
Settlement	(298)
Actuarial loss (gains)/losses	(1,210)
Payroll tax of employer contribution	(367)
Foreign currency exchange rate changes	(2,610)

Projected benefit obligation at end of year	$7,033

December 31, 2008
Change in plan assets

Fair value of plan assets at May 14, 2008	$6,904
Expected return on plan assets	270
Actual return on plan assets	(1,222)
Employer contributions	2,600
Settlement	(105)
Foreign currency exchange rates changes	(2,126)

Fair value of plan assets at end of year	6,321

Unfunded projected benefit obligation	$712

The unfunded projected benefit obligation is reflected in “Other non-current liabilities” in the accompanying consolidated balance sheets as of December 31, 2008.

Net periodic benefit cost included the following components:

December 31,2008
Components of net periodic benefit cost
Expected return on plan assets	$(140)
Service cost	883
Interest cost	120
Amortization of prior service cost	190
Amortization of actuarial loss	77

Net periodic benefit cost	1,130

Increase in minimum pension liability included in other comprehensive loss	$(1,701)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.	Pension and retirement benefit obligation - (continued):

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases and employee turnover rates. The Company evaluates its assumptions periodically and makes adjustments to these assumptions and the recorded liabilities as necessary. Two of the most critical assumptions used in calculating the Company’s pension expense and liabilities are the expected long-term rate of return on plan assets and the assumed discount rate. The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan’s portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, pension expense and other comprehensive income. The Company bases its determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted–average assumptions used to determine net periodic benefit cost:

As of December 31, 2008
Weighted average assumptions:
Expected return on plan assets	5.80%
Discount rate	3.80%
Compensation increases	4.25%

The Company reviews its investments and policies annually. In determining its asset allocation strategy, the Company reviews models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk.

The following pension benefits payments are expected to be paid by the Company during the years ending:

December 31,
2009	1,463
2010	1,536
2011	1,613
2012	1,694
2013	1,779
2014-2019	10,318

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17.	Commitments and Contingencies:

17.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

On March 15, 2008, the Company entered into a Memorandum of Agreement for the sale of the vessel MV Lacerta for $55,500. In November 2008, the Company commenced arbitration proceedings against the buyers due to the buyers’ repudiation of its obligations under the memorandum of agreement and failure to take delivery of the vessel MV Lacerta.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995 built 73,034 dwt Panamax drybulk carriers, for a price of approximately $63,400. On January 29, 2009 the Company reached an agreement with the buyers whereby the price will be reduced to $36,000. The MV Toro is currently employed in the spot market.

As part of the agreement the buyers will release the deposit of $6,300 to the Company immediately and will make a new deposit of $1,500. If the buyers fail to remit the remainder of the new purchase price, the Company will retain the vessel and will be entitled to claim compensation for the difference between the current market price and the original contract price of $63,400. The vessel is expected to be delivered to the Buyers by April 2009. On February 13, 2009 the Company proceeded with the cancellation of the sale agreement because Buyers failed to pay the new deposit of $1,500. The Company has commenced arbitration proceedings for the difference between the current market price and the original contract price of $63.400.

On January 29, 2009, the Company entered into an agreement to cancel the previously announced acquisition of the 2005 built Panamax drybulk carrier MV Petalidi for a purchase price of $61,000 from an unrelated third party. The Company and the seller have mutually agreed to cancel the Memorandum of Agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller’s retention of the $6,100 deposit that was previously paid. The London arbitration and the New York proceeding between the Seller and the Company are both being discontinued.

A contingent liability of $3,143 has been recognized, based on a claim from an investment bank in relation to DryShips acquisition of Ocean Rig. The maximum dispute to this claim is $24,000.

In July 2006, Ocean Rig commenced London arbitration proceedings against Irving Shipbuilding, Inc. (“ISI”) in relation to ISI’s role in the completion of Eirik Raude in 2001 and 2002. The proceedings principally concern ISI’s financial management of the project in respect of which Ocean Rig will seek substantial damages from ISI.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17.	Commitments and Contingencies - (continued):

17.2 Purchase obligations

As of December 31, 2008, the Company has entered into separate memoranda of agreement and shipbuilding contracts to acquire nine vessels and two drillships newbuilding ultra deep water drilling rigs, namely H1865 and H1866.

In addition, during 2008 the Company entered into share purchase agreements to acquire the equity interests of Drillships Holdings Inc which owns two newbuilding ultra deep water drilling rigs under construction identified as Hull 1837 and Hull 1838.

The following table sets forth the Company’s contractual obligations and their maturity dates as of December 31, 2008:

Obligations	Total	1 year	2-3 years
Vessels
Shipbuilding contracts	$47,237	$47,237	—
Newbuilding purchases	560,855	389,945	170,910
Drillships
Shipbuilding contracts	1,162,771	21,695	1,141,076

Total	$1,770,863	$458,877	$1,311,986

17.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2008, will be $582,763 during 2009, $587,371 during 2010, $522,409 during 2011, $236,013 during 2012 and $373,087 during 2013 and thereafter. These amounts do not include any assumed off-hire.

17.4 Rental payments

The Company leases office space in Athens, Greece, from Mr. George Economou, its Chairman, Chief Executive Officer and Interim Chief Financial Officer. The future obligations as of December 31, 2008 amount to $13 for 2009, $13 for 2010 and $10 for 2011. The contract expires in 2011.

Ocean Rig entered into a new five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The future obligations as of December 31, 2008 amount to $1,481 for 2009, $2,565 for 2010 and 2011 and $836 for 2012.

18.	Voyage and vessel Operations Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2006	2007	2008
Voyage Expenses
Port charges	$1,231	$748	$1,041
Bunkers	729	717	5,952
Gain on sale of bunkers	(3,320)	(7,467)	(9,473)
Commissions charged by third parties	8,229	24,450	39,181
Charter in – hire expense	6,040	6,040	5,935

Total	12,909	24,488	42,636
Commissions charged by a related party	3,056	7,159	10,536

Total	$15,965	$31,647	$53,172

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

18.	Voyage and vessel Operations Expenses - (continued):

On December 31, 2008, the Company reclassified the “Gain on sale of bunkers” to “Voyage Expenses” in the accompanying consolidated statements of income. These amounts represent the net gain or loss arising from the purchase and sale of bunkers on board vessels employed under time charter agreements, between the Company and the charterers.

	Year ended December 31,
	2006	2007	2008
Vessel Operating Expenses
Crew wages and related costs	$21,444	$28,187	$36,723
Insurance	4,698	5,636	7,596
Repairs and maintenance	12,639	10,247	18,229
Spares and consumable stores	15,155	18,856	16,599
Tonnage taxes	228	299	515

Total	$54,164	$63,225	$79,662

Voyage expenses for 2006, 2007 and 2008 include $6,040, $6,040 and $5,935 respectively, representing hire paid to an unrelated party for the charter-in of the vessel Darya Tara. Based on the charter party agreement concluded in November 2005, the vessel was chartered-in by the Company for a period of thirty-six to thirty-eight months at a daily hire rate of $16.5.

Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16.7. The revenue recognized on the above agreement for 2006, 2007 and 2008 amounted to $6,114, $6,114 and $6,004, respectively, and is included in “Voyage revenues” in the accompanying consolidated statements of income.

In 2005, the Manager concluded twenty-one agreements with an unrelated international supplier for the exclusive supply of lubricants to certain fleet vessels. Under the terms of this agreement a fixed quantity of main engine oils for each vessel will be supplied free of charge. The above discount offer assumes that the Company will remain exclusively supplied by the specific supplier for at least four to five years following the date of the first supply. In the event the contract does not run for its full contractual term, the free lubricants acquired until the date of the premature termination will be charged at market prices to the Company at 100% of their volume if the contract is terminated within the first year, then reducing by 20% each year until the year the contract expires. The Company classifies lubricants expense in spares and consumable stores in the aforementioned table of “Voyage and Vessel Operating expenses”. During free lubricant periods, the Company records the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed on a straight-line basis to vessel operating expenses over the periods from the first supply through the date of their expiration as provided in the related contracts. The unamortized balance of the above benefits at December 31, 2007 and 2008 amounted to $552 and $398, respectively, and is reflected in “Other current liabilities” ($209 and $331 as of December 31, 2007 and 2008, respectively) and “Non-current liabilities” ($343 and $67 as of December 31, 2007 and 2008, respectively) in the accompanying consolidated balance sheets.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

19.	Interest and finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2006	2007	2008
Interest on long-term debt	$37,254	$48,290	$93,142
Long-term debt commitment fees	995	223	3,208
Bank charges	110	238	817
Amortization and write-off of financing fees	3,785	1,869	15,848
Other	(145)	(3)	179

	41,999	50,617	113,194
Interest on short-term credit facilities – related parties	393	293	—

Amortization and write-off of financing fees – related parties	—	321	—

	$42,392	$51,231	$113,194

20.	Segment information:

The table below presents information about the Company’s reportable segments as of December 31, 2008 and for the year ended December 31, 2008. No comparatives are disclosed as the Company acquired control of Ocean Rig and entered into the two drillship construction contracts during 2008. Ocean Rig is consolidated from May 15, 2008 (Note 10). The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements.

	Drybulk carriers	Drilling Rigs	Total
Revenues from external customers	$861,296	$219,406	$1,080,702
Depreciation	110,507	47,472	157,979
Income tax expenses	—	2,844	2,844
Net income/(loss)	380,060	(741,342)	(361,282)
Interest and finance cost	80,339	32,855	113,194
Interest income	7,730	5,355	13,085
Total Assets	2,424,049	2,418,631	4,842,680

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

21.	Earnings per share:

Earnings per share has been calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if non vested common stock was vested. All of the Company’s shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions. For the purpose of calculating basic earnings per common stock, any non-vested shares are not considered outstanding until the time based vesting restriction has elapsed.

In addition, dividends declared during the period for non-vested common stock are deducted from net income as reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock are not deducted from net income as reported since such calculation assumes non vested common stock is fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested common stock is outstanding. The Company had no potentially dilutive securities for the year ended December 31, 2007. For the year ended December 31, 2008, the Company had a net loss from continuing operations and therefore the effect of the non-vested common stock outstanding under the Company’s 2008 Equity Incentive Plan was anti-dilutive and is not included in shares outstanding for purposes of computing diluted earnings per share. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings/(loss) per share as follows:

	For the year ended December 31,
	2006	2007	2008
Net income/(loss)	$54,312	$478,325	$(361,282)
Less: Dividends declared during the period for non vested common stock	—	—	(527)

Net income/(loss) available to common stockholders	$54,312	$478,325	$(361,809)

Weighted average common shares outstanding, basic and diluted	32,348,194	35,700,182	44,598,585
Earnings/(loss) per share basic and diluted	$1.68	$13.40	$(8.11)

22.	Income Taxes

Drybulk Carrier Segment

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

22.	Income Taxes - (continued):

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

The Company believes that it satisfied the Publicly-Traded Test for its 2007 and 2008 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals “resident” in the Marshall Islands. As such, each of the Company’s Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company’s ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2007 and 2008 Taxable Years.

Drilling Rig Segment

Ocean Rig ASA, a consolidated subsidiary, is incorporated and domiciled in Norway, and as such, is subject to Norwegian state and federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are taxed at 3% net rate. Consequently, Ocean Rig expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be taxed at 3% rate instead of 28% Norwegian federal income tax.

Ocean Rig ASA operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig ASA operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes.

The components of Ocean Rig ASA’s provision (benefit) for income taxes are as follows:

Year Ended December 31 2008
Current provisions	$2,844
Deferred provision (benefit)	—

Income tax provision	$2,844
Effective tax rate	(16)%

Reconciliation of total tax cost:

May 15 to December 31, 2008
28% profit/(loss) before tax	$(4,961)
Change in valuation allowance	110,888
Differences in tax rates	3,344
Effect of permanent differences	(145,701)
Effect of exchange rate differences	39,274

Total	$2,844

Ocean Rig ASA is subject to changes in tax laws, treaties and regulations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties or regulations could result in a higher or lower effective tax rate on worldwide earnings.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

22.	Income Taxes - (continued):

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follows:

December 31 2008
Deferred tax assets
Net operation loss carry forwards	$126,233
Outside basis in subsidiaries	91,447
Accrued payroll expenses not currently	199
Other temporary differences	13,656

Total deferred tax assets	$231,535

Deferred tax liabilities
Rig contracts	(9,789)
Other temporary differences	(3,712)

Total deferred tax liabilities	$(13,501)

Net deferred tax asset	$218,034

Valuation allowance	(218,034)

Current portion of net deferred tax asset	3,863

Long-term portion of net deferred tax asset	$214,171

Net change in valuation allowance	$110,888

Current portion of valuation allowance	(3,863)

Long term portion of valuation allowance	$(214,171)

Deferred taxes have not been provided for in circumstances where the Company does not expect the operations in a jurisdiction to give rise to future tax consequences, due to the structure of operations and applicable law. Should its expectations change regarding the expected future tax consequences, the Company may be required to record additional deferred taxes that could have a material adverse effect on its consolidated statement of financial position, results of operations or cash flows.

The $110,888 increase in Ocean Rig ASA’s net deferred tax asset before valuation allowance is composed primarily of $170,697 related to changes in tax losses carried forward, $190,926 related to accelerated depreciation of assets, $91,447 related to changes in outside basis in subsidiaries, $9,789 related to changes in rig contracts and $9,566 related to changes in accruals and debt amortisation costs.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that the Company considers to be permanently reinvested. Should the Company make a distribution of the unremitted earnings of these subsidiaries, we may be required to record additional taxes. Because the Company cannot predict when, if it at all, it will make distribution of these unremitted earnings, it is unable to make a determination of the amount of unrecognized deferred tax liability. Ocean Rig ASA will be liquidated in 2009 and dividends from the liquidation will be distributed to Primelead Inc.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

22.	Income Taxes - (continued):

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax credit carryforwards to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2008, the valuation allowance for non-current deferred tax assets decreased from $107,146 to $218,034. The decrease is primarily a result from a reduction of deferred tax asset due to effects of the rig export.

The Company has tax losses which arose in Norway with a tax effect of $117,588 at December 31, 2008 and $286,511 at May 14, 2008 that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. The Company has tax losses which arose in Canada with a tax effect of $8,645 at December 31, 2008 and $10,419 at May 14, 2008 that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of disposition derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. Thus the possibility for utilization of this tax position is in practice expired for the period after the change of control in Ocean Rig ASA on May 14, 2008.

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. The Company is currently contesting various tax assessments. The Company accrues for income tax contingencies that it believes are more likely than not exposures in accordance with the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”). The Company did not have any unrecognized tax benefits at May 14, 2008 or as of December 31, 2008. The Canadian subsidiary, Ocean Rig Inc., is currently subject to a tax audit.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

22.	Income Taxes - (continued):

It is reasonably possible that the existing liabilities for unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. However, the Company cannot reasonably estimate a range of potential changes in the Company’s existing liabilities for unrecognized tax benefits due to various uncertainties, such as the unresolved nature of various audits.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2008, the Company did not incur any interest or penalties.

Ocean Rig ASA, or one of its subsidiaries, file federal and local tax returns in several jurisdictions throughout the world. With few exceptions, they are no longer subject to examinations of the Company’s U.S. and non-U.S. tax matters for years prior to 1999. The amount of current tax benefit recognized during the years ended December 31, 2008 and December 31, 2007 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant. There was a change in the taxation of capital gains/dividends from qualifying investments in subsidiaries in 2008. Previously they were not taxed; however in 2008 a 3% capital gains tax was imposed.

23.	Subsequent Events:

The accounting impact of the below subsequent events will be recorded in 2009.

a)	Ocean Rig ASA, Ocean Rig 1 AS, Ocean Rig 2 AS and Ocean Rig Norway AS filed for liquidation on January 20, 2009 as a part of a restructuring of the Ocean Rig Group.

b)	On January 12, 2009 the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. In connection with this transfer of interest, the sellers will release the Company and its relevant subsidiaries from the purchase agreements for these vessels. The consideration consists of $36,400 in deposits toward the acquisition of the three vessels already made by the Company, $30,000 in cash that has been paid to the purchaser and two additional tranches of $25,000 each payable to the purchaser within 30 and 60 days respectively. The two additional tranches may be paid in cash or equivalent in shares. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

23.	Subsequent Events - (continued):

c)	On January 28, 2009, the Company entered into an ATM Equity Offering Sales Agreement with Merrill Lynch, Pierce Fenner & Smith Incorporated, or Merrill Lynch, for the offer and sale of up to $500 million of its common shares, par value $0.01 per share, offered by the related prospectus supplement, dated January 28, 2009 pursuant to the Company’s Registration statement on Form F-3 ASR. As of March 6, 2009, the Company has issued and sold 71,265,000 common shares pursuant to the at-the-market offering, resulting in net proceeds of $370.5 million.

d)	In October 2008 the Company agreed to purchase nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff Marine Inc. including affiliates of George Economou, the Company’s Chairman and Chief Executive Officer, and third parties consisting of 19.4 million of the Company’s common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, the Company has reached an agreement with the sellers to cancel this transaction. The consideration to cancel the transaction will consist of the issuance of 6,500 shares to entities that are unaffiliated with the Company nominated by the third-party sellers, which will be subject to a six month lock-up period. The consideration received by entities controlled by George Economou consists solely of 3.5 million “out of the money” warrants. Each warrant entitles the holder to purchase one share of the Company common stock. These warrants will have a cost of $0.01 and will have strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants will vest over an 18 month period and will expire after five years. This transaction has been approved by the independent members of the Board of Directors and is subject to customary documentation provisions. The cancellation fee will be paid in 2009.

e)	On July 29, 2008, the Company entered into a memorandum of agreement for the sale of the vessel La Jolla for $66,000. The sale agreement was subsequently cancelled on February 10, 2009 and a cancellation fee of $9,000 was paid to the Company which included the retention of $6,600 on deposit.

f)	The Company previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33,600 each. These vessels are scheduled for delivery from Hudong Shipbuilding in June 2009. An affiliated client of the Company’s manager, Cardiff, with which it is affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. The Company has agreed to increase the purchase price for Hulls 1518A and 1519A by $5,000 each in consideration of (i) a corresponding $10,000 decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay the Company by effecting payment of $10,000 to Hudong Shipbuilding. The Company will issue a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. This transaction has been approved by the independent members of the board of directors as an accommodation to the Company’s manager.

g)	On January 21, 2009 the Compensation Committee approved a new agreement with Fabiana under which the annual remuneration is Euro 2,000 instead of $2,000.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

23.	Subsequent Events - (continued):

h)	On March 5, 2009, a complaint against the Company’s current board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The Company has just received the complaint and is currently studying it. See notes 6 and 7 for discussion of these related party transactions.

i)	On March 6, 2009, the Company received a waiver from the Nordea Bank in connection with the $800,000 facility obtained in for the acquisition of Ocean Rig. The material terms of the covenant waiver and amendment agreement with Nordea Bank are as follows: (1) the Company will pay a restructuring fee of 0.15% on the outstanding loan amount under the facility plus an amount equal to 1.00% per annum on the loan outstanding for the period from January 9, 2009 until February 12, 2009; (2) $75,000 of principal repayment due February 2009 will be postponed until May 2009; (3) the margin on the facility will increase by 1.00% to 3.125% per annum; (4) regular principal payments will resume as of August 2009; (5) the Company and its subsidiaries Primelead Ltd. and Primelead Shareholders, will ensure that Ocean Rig maintains $180,000 in restricted cash in accounts with Nordea Bank and DnB Nor Bank from February 12, 2009 through May 12, 2009; (6) beginning June 12, 2009, the Company will make monthly deposits of $16,700 up to the amount of the next scheduled payment under the facility, and (7) if the Company issues equity, bonds or other unsecured debt after January 1, 2009, then upon completion of such issue, the Company will repay an amount equal to (i) 100% of the net proceeds from the first batch of $100,000 of shares sold, (ii) 50% of the net proceeds from the second batch of $100,000 of shares sold, (iii) 25% of the net proceeds from the third and fourth batch of $100,000 of shares sold, and (iv) 0% of the net proceeds from any additional shares sold above the first $400,000 of shares sold. As per this clause, the company has repaid $195,000 of the Loan from the proceeds of the January 28, 2009 ATM Equity Offering Sales Agreement with Merrill Lynch. In addition, among other things, lender consent will be required for the acquisition of drillship hulls 1837 and 1838, for new cash capital expenditures or commitments and for new acquisitions for cash until the loan has been repaid to below $375,000. The waiver agreement effective date will not exceed August 12, 2009.

j)	The vessel Paragon was delivered to her owners on March 3, 2009.

k)	In February 2009, the vessel Saldanha, which is owned by the Company’s subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. The vessel is covered by insurance for any possible losses which the vessel may incur.

l)	On March 12, 2009, Pankaj Khanna was appointed as Chief Operating Officer to the Company.

m)	On March 18, 2009, the Company received a letter of award for the Leiv Eiriksson for a three year period with Petróleo Brasiliero S.A. at a day rate of $540,000 plus an 8% incentive bonus based on operational performance.

n)	On January 29, 2009, the Company entered into an agreement to cancel the previously announced acquisition of the 2005 built Panamax drybulk carrier Petalidi for a purchase price of $61,000 from an unrelated third party. The Company and the seller have mutually agreed to cancel the Memorandum of Agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller’s retention of the $6,100 deposit that was previously paid. The London arbitration and the New York proceeding between the Seller and the Company are both being discontinued.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

23.	Subsequent Events - (continued):

o)	On February 6, 2009, the Company reached an agreement to sell the MV Toro at a reduced sale price. The purchaser of the MV Toro pursuant to this agreement, Samsun, agreed to release its deposit of $6,300 to the Company immediately and make a new deposit of $1,500. It thereafter was reported in the press that Samsun had filed for receivership, and the Company received notice of this receivership action. In addition, while Samsun released the initial deposit of $6,300 to the Company, it failed to make the additional deposit of $1,500. As a result, the Company believes Samsun is in breach of this agreement. Samsun has not stated whether it intends to fulfill its agreement to purchase the MV Toro, and the Company has commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the contract price of $63,400 pursuant to the agreement with Samsun.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Balance Sheets

December 31, 2007 and 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2007	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$576	$1,039
Restricted cash	6,791	14,326
Due from subsidiaries*	316,163	—
Due from related parties	9,813	17,480
Other current assets	372	324

Total current assets	333,715	33,169

NON-CURRENT ASSETS:
Investments in subsidiaries*	1,465,660	2,692,706
Restricted cash	5,308	—

Total non-current assets	1,470,968	2,692,706

Total assets	$1,804,683	$2,725,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$108,047	$669,834
Due to subsidiaries*	—	637,064
Financial instruments	—	31,921
Other current liabilities	2,442	14,916

Total current liabilities	110,489	1,353,735

NON-CURRENT LIABILITIES
Long term debt, net of current portion	671,560	—
Financial instruments	905	80,568

Total non-current liabilities, net	672,465	80,568

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value; 75,000,000 and 1,000,000,000 shares authorized at December 31, 2007 and 2008; 36,681,097 and 70,600,000 shares issued and outstanding at December 31, 2007 and 2008, respectively	367	706
Accumulated other comprehensive loss	—	(44,847)
Additional paid-in capital	454,538	1,148,365
Retained earnings	566,824	187,348

Total stockholders’ equity	1,021,729	1,291,572

Total liabilities and stockholders’ equity	$1,804,683	$2,725,875

*Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Income

For the years ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2007	2008
EXPENSES:
Loss on forward freight agreements	$22,473	$—	$—
Management fees – related party	—	—	5,281
General and administrative expenses	2,053	2,608	9,865
General and administrative expenses-related party	3,194	2,461	41,205

Operating loss	27,720	5,069	56,351

OTHER INCOME / (EXPENSES):
Interest and finance costs	(37,473)	(49,065)	(31,489)
Interest income	1,317	2,197	2,556
Gain/(loss) on interest rate swaps	—	(3,638)	(115,613)
Other, net	—	1,222	90

Total other (expenses), net	(36,156)	(49,284)	(144,456)

Equity in earnings/(loss) of subsidiaries*	118,188	532,678	(160,475)

Net income/(loss)	$54,312	$478,325	$(361,282)

Earnings/(loss) per share, basic and diluted	1.68	13.40	(8.11)
Weighted average number of shares, basic and diluted	32,348,194	35,700,182	44,598,585

*Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Cash Flows

For the years ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. Dollars)

	2006	2007	2008
Net Cash (Used in)/Provided by Operating Activities	$(254,233)	$128,978	$934,909

Cash Flows from Investing Activities:
Investments in subsidiaries	(96,307)	(359,388)	(1,450,562)
Restricted cash	—	—	(2,227)

Net Cash Used in Investing Activities	(96,307)	(359,388)	(1,452,789)

Cash Flows from Financing Activities:
Restricted cash	(16,665)	4,566	—
Proceeds from long-term debt	706,875	319,697	49,400
Proceeds from short-term credit facility	—	30,076	—
Payment of short term credit facility	—	—	(30,076)
Principal payments of long-term debt	(362,406)	(228,278)	(128,996)
Net proceeds from common stock issuance	56,490	127,104	662,664
Dividends paid	(22,157)	(28,392)	(33,244)
Payment of financing costs	(3,232)	(2,640)	(1,405)

Net Cash Provided by Financing Activities	358,905	222,133	518,343

Net (decrease) / increase in cash and cash equivalents	8,365	(8,277)	463
Cash and cash equivalents at beginning of year	488	8,853	576

Cash and cash equivalents at end of year	$8,853	$576	$1,039

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2006, 2007 and 2008, received cash dividends from its subsidiaries of $22,157, $28,392 and $33,244, respectively, which are included in equity in earnings/(loss) of subsidiaries in the condensed statements of income.

The Parent Company is a joint and several borrower under the HSH facility and the HSH bridge facility bank loan agreements and guarantor under the remaining loans outstanding at December 31, 2007 and 2008.

The principal payments required to be made after December 31, 2008 for the loans discussed above are as follows:

Amount
Year ending December 31, 2009	$673,408
Less-financing fees	(3,574)

$669,834

The Parent Company was in default of certain of its financial covenants for this loan as of December 31, 2008. In accordance with FASB Statement No. 76, “Classification of Obligations that are Callable by the Creditor”, the Parent has classified all of its long-term debt in breach as current at December 31, 2008. As of the date of the filing of the annual report for the year ended December 31, 2008, of which this condensed financial information is a part, negotiations with the Parent Company’s lenders have not been finalized and a final waiver has not yet been obtained. The Parent Company was in compliance with all debt covenants as of December 31, 2007.

See Note 11 “Long-term Debt” to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.