Form 20-F/A
period 2008-12-31
DryShips Inc.
filed 2009-04-03
CIK 1308858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1

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

Mr. George Economou

Tel: + 011 30 210 80 90 570, Fax: + 011 30 210 80 90 585

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

☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of DryShips Inc. is being filed in order to conform certain information and correct certain typographical errors, in each case other than in the financial statements, and to provide certain updates related to the passage of time.

FORWARD-LOOKING STATEMENTS

In this annual report, “we,” “us,” “our,” “DryShips Inc.” and “the Company,” all refer to DryShips Inc. and its subsidiaries.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs;

•	our ability to enter into new contracts for our drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this annual report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled dry docking, changes in the Company’s voyage and operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

ii

iii

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table sets forth the selected consolidated financial data and other operating data for the Company as of and for the year ended October 31, 2004, as of and for the two-month period ended December 31, 2004, and for the years ended December 31, 2005, 2006, 2007 and 2008 as adjusted for the Company’s change in accounting policy in the first quarter of 2008 for dry docking costs from the deferral method to the direct expense method. The following information should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of the Company are derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

3.	A (i) INCOME STATEMENT

(In thousands of Dollars,	Year Ended October 31, 2004 (as adjusted)	Two-Months Ended December 31 2004 (as adjusted)	Year Ended December 31,
except per share and fleet data)			2005 (as adjusted)	2006 (as adjusted)	2007 (as adjusted)	2008
INCOME STATEMENT
Voyage revenues	63,458	15,599	228,913	248,431	582,561	861,296
Revenue from drilling contracts	—	—	—	—	—	219,406
Loss on forward freight agreements	—	—	—	22,473	—	—
Voyage expenses	5,481	1,136	9,592	15,965	31,647	53,172
Vessel operating expenses	13,046	1,756	39,875	54,164	63,225	79,662
Drilling rig operating expenses	—	—	—	—	—	86,229
Depreciation and amortization	4,735	808	40,231	58,011	76,511	157,979
Gain on sale of vessels	—	—	—	(8,845)	(137,694)	(223,022)
Gain on contract cancellation	—	—	—	—	—	(9,098)
Contract termination fees and forfeiture of vessel deposits	—	—	—	—	—	160,000
Goodwill impairment charge						700,457
Management fees	1,261	240	4,962	6,609	9,579	21,129
General and administrative expenses (1)	221	114	4,186	5,931	7,493	68,229

Operating Income (loss)	38,714	11,545	130,067	94,123	531,800	(14,035)

Interest and finance costs	(1,515)	(508)	(20,668)	(42,392)	(51,231)	(113,194)
Interest income	12	8	749	1,691	5,073	13,085
Gain / (loss) on interest rate swaps	—	—	270	676	(3,981)	(207,936)
Other, net	341	(6)	(175)	214	(3,037)	(12,640)

Income/ (loss) before income taxes, equity in loss of investee and minority interest	37,552	11,039	110,243	54,312	478,624	(334,720)
Income taxes	—	—	—	—	—	(2,844)
Equity in loss of investees	—	—	—	—	(299)	(6,893)
Minority interest	—	—	—	—	—	(16,825)

Net Income/(loss)	37,552	11,039	110,243	54,312	478,325	(361,282)

Basic and diluted earnings/(loss) per share	$2.44	$0.72	$3.81	$1.68	$13.40	$(8.11)
Weighted average basic and diluted shares outstanding	15,400,000	15,400,000	28,957,397	32,348,194	35,700,182	44,598,585
Dividends declared per share	$4.48	$0.00	$0.40	$0.80	$0.80	$0.80

(1)	We did not pay any compensation to members of our senior management or our directors in the year ended October 31, 2004, and for the two month period ended December 31, 2004. Cash compensation to members of our senior management and directors amounted to $1.4 million, $1.4 million, $1.5 million and $9.7 million for each of the years ended December 31, 2005, 2006, 2007 and 2008, respectively.

3.A.	(ii) BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars, except per share and fleet data)	Year Ended October 31, 2004	Two-Months Ended December 31, 2004	Year Ended December 31,
			2005	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)
Current assets	69,344		18,777	25,875	153,035	720,427
Total assets	179,926		906,778	1,161,973	2,344,432	4,842,680
Current liabilities, including current portion of long-term debt	98,124		135,745	129,344	239,304	2,525,048
Total long-term debt, including current portion	114,908		525,353	658,742	1,243,778	3,158,870
Number of shares outstanding	15,400,000		30,350,000	35,490,097	36,681,097	70,600,000
Stockholders’ (deficit) / equity	(7,707)		352,720	444,692	1,021,729	1,291,572
OTHER FINANCIAL DATA
Net cash provided by operating activities	7,309	55,207	163,806	99,082	407,899	540,129
Net cash used in investing activities	(20,119)		(847,649)	(287,512)	(955,749)	(2,110,852)
Net cash provided by (used in) financing activities	15,985	(53,007)	680,656	185,783	656,381	1,762,769

EBITDA (2)	43,790	12,347	170,393	153,024	600,994	(100,350)

DRYBULK FLEET DATA:
Average number of vessels (3)	5.9	6	21.6	29.76	33.67	38.56
Total voyage days for drybulk carrier fleet (4)	2,066	366	7,710	10,606	12,130	13,896
Total calendar days for drybulk carrier fleet (5)	2,166	366	7,866	10,859	12,288	14,114
Fleet utilization for drybulk carrier fleet(6)	95.40%	100.00%	98.00%	97.70%	98.71%	98.46%
(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (7)	28,062	39,516	28,446	21,918	45,417	58,155
Vessel operating expenses (8)	6,023	4,798	5,069	4,988	5,145	5,644
Management fees	582	655	631	609	780	1,497
General and administrative expenses (9)	102	311	532	546	610	1,610
Total vessel operating expenses(10)	6,707	5,764	6,232	6,143	6,535	8,751

DRILLING RIG FLEET DATA:
Average number of drilling rigs(3)	—	—	—	—	—	2.0
Total voyage days for drilling rig fleet (4)	—	—	—	—	—	410
Total calendar days for drilling rig fleet(5)	—	—	—	—	—	462
Drilling rig fleet utilization(6)	—	—	—	—	—	88.74%
(In Dollars)
AVERAGE DAILY RESULTS
Rig operating expenses	—	—	—	—	—	186,643
General and administrative expenses	—	—	—	—	—	30,290
Total rig operating expenses	—	—	—	—	—	216,933

(2)	EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

(In thousands of Dollars)	Year Ended October 31, 2004	Two-Months Ended December 31, 2004	Year Ended December 31,
			2005	2006	2007	2008
	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)
Net Cash provided by operating activities	7,309	55,207	163,806	99,082	407,899	540,129
Net increase / (decrease) in current assets	36,925	(42,322)	4,560	5,067	23,291	33,914
Net (increase) / decrease in current liabilities, excluding current portion of long-term debt	(1,815)	(927)	(21,914)	2,015	(18,873)	(9,904)
Gain on sale of vessels	—	—	—	8,845	137,694	223,022
Contract termination fees and forfeiture of vessel deposits	—	—	—	—	—	(55,000)
Gain on contract cancellation						9,098
Goodwill impairment charge						(700,457)
Amortization of stock based compensation	—	—	—	—	—	(31,502)
Accrued commitments on undrawn lines of credit	—	—	—	—	—	(2,855)
Amortization of fair value of acquired time charters	—	—	5,224	2,967	7,185	34,638
(Recognition) / amortization of free lubricants benefit	—	—	(928)	119	257	276
Interest on credit facility from related parties	—	—	—	(77)	—	—
Equity of loss of investees	—	—	—	—	(299)	(6,893)

Change in fair values of derivatives	—	—	270	(1,910)	(128)	(204,964)
Income taxes	—	—	—	—	—	2,844
Minority interest	—	—	—	—	—	(16,825)
Interest and finance costs, net	1,503	500	19,919	40,701	46,158	100,109
Amortization and write-off of deferred financing costs included in interest and finance costs	(132)	(111)	(544)	(3,785)	(2,190)	(15,980)
EBITDA	43,790	12,347	170,393	153,024	600,994	(100,350)

(3)	Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.
(4)	Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company’s possession for the relevant period net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys.
(5)	Calendar days are the total days the vessels in that fleet were in the Company’s possession for the relevant period including off-hire days associated with major repairs, dry dockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Time charter equivalent, or “TCE”, is a measure of the average daily revenue performance of a vessel in our drybulk carrier segment on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period -to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for our drybulk carrier segment for the periods presented.

Drybulk Carrier Segment (In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	Year Ended October 31, 2004	Two-Months Ended December 31, 2004	Year Ended December 31,
			2005	2006	2007	2008
Voyage revenues	63,458	15,599	228,913	248,431	582,561	861,296
Voyage expenses	(5,481)	(1,136)	(9,592)	(15,965)	(31,647)	(53,172)

Time charter equivalent revenues	57,977	14,463	219,321	232,466	550,914	808,124

Total voyage days for drybulk fleet	2,066	366	7,710	10,606	12,130	13,896

Time charter equivalent (TCE) rate	28,062	39,516	28,446	21,918	45,417	58,155

Drilling Rig Segment (In thousands of Dollars)	Year Ended December 31, 2008
Revenue from drilling contracts	219,406
Drilling rig operating expenses	86,229

133,177

Total employment days for drilling rigs	410

(8)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by drybulk carrier fleet calendar days for the relevant time period.
(9)	Daily general and administrative expense is calculated by dividing general and administrative expense less stock-based compensation by drybulk carrier fleet calendar days for the relevant time period.
(10)	Total vessel operating expenses or “TVOE” is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses less stock-based compensation . Daily TVOE is calculated by dividing TVOE by drybulk carrier fleet calendar days for the relevant time period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

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

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2008. As of December 2008, newbuilding orders had been placed for an aggregate of more than 28.27% of the existing global drybulk fleet, with deliveries expected during the next 36 months. An over-supply of drybulk carrier capacity may result in a further reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

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

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, further negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. For the year ended December 31, 2008, the growth of China’s gross domestic product from the prior year ended December 31, 2007 was approximately 9%, compared with a growth rate of 11.2% over the same two year period ended December 31, 2007, and its growth in the fourth quarter of 2008 fell to an annualized rate of 6.8%. It is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be adversely affected by a further economic downturn in any of these countries.

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

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the MV Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. In February 2009, the vessel Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

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

While we do not bear the cost of fuel or bunkers, under our time and bareboat charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in our vessels being denied access to, or detained in, certain ports.

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

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures may result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against a vessel in our fleet for claims relating to another of our vessels.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration and development technology;

•	the ability of OPEC to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

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

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although rig availability, location, and the quality and technical capability of service and equipment are key factors which are considered. Some of our competitors in the drilling industry are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than us. In addition, because of the relatively small size of our offshore drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our fleet in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources may be able to respond more rapidly to changing market demands. In addition, mergers among oil and natural gas exploration and production companies have reduced the number of available customers, resulting in increased competition for projects. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in day rates and therefore may materially impact our profitability in our offshore drilling segment.

During the recent period of high utilization and high day rates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and day rates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units currently consists of 32 units, comprised of 16 semi-submersible rigs and 16 drillships. An additional 42 rigs and 42 drillships are under construction or on order, which would bring the total fleet to 116 drilling units in 2012. During the second and third quarter of 2008, a total of 12 ultra-deepwater drilling units were ordered. Not all of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and could curtail a further strengthening, or trigger a reduction, in day rates as drilling units are absorbed into the active fleet. Any further increase in the construction of new drilling units could have a negative impact on utilization and day rates. In addition, the new construction of high-specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and day rates could adversely affect our revenues and profitability. Prolonged periods of low utilization and day rates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. We may not be able to obtain supplies and services at an acceptable cost, at the times we need them or at all. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse affect on our results of operations and financial condition.

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

Our two existing drilling rigs are currently operating in the North Sea and offshore Ghana. In the past we have operated our drilling rig the Eirik Raude in the Gulf of Mexico, offshore Canada, Cuba and Norway while the drilling rig Leiv Eiriksson has operated offshore in West Africa. Some foreign governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete.

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

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business. A total of $1.8 billion of indebtedness has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 included in this annual report.

Several of our lenders, which collectively held $2.2 billion of our indebtedness as of December 31, 2008, notified us that we are in breach of certain financial and other covenants contained in our loan agreements.

With respect to our $800 million credit facility with Nordea Bank Finland Plc, or Nordea Bank, as Agent, we have entered into a waiver and amendment agreement regarding the waiver of certain covenants including the minimum required security cover, the required minimum monthly retentions and the undertaking to prepay certain indebtedness in an amount equal to 50% of the net proceeds of new equity issued by us. In addition, among other things, lender consent will be required for the acquisition of drillship hulls 1837 and 1838, for new capital expenditures or commitments for cash, and for new acquisitions for cash until the outstanding borrowings under the loan have been repaid to below $375 million. The waiver agreement effective date will not exceed August 12, 2009, at which time the Company expects to be in compliance with the restructured loan covenants. As of December 31, 2008, we had outstanding borrowings in the amount of $650 million under this facility.

With respect to our loan agreements with Piraeus Bank A.E., or Piraeus Bank, dated October 5, 2007 and March 13, 2008, we are in breach of various financial and asset coverage covenants. We have reached a preliminary agreement regarding the waiver of certain covenants and to restructure these facilities. There can be no assurance that we will be able to reach a definitive agreement with Piraeus Bank. As of December 31, 2008, we had outstanding borrowings in the amount of $166 million under this facility.

With respect to our senior and junior loan agreements with HSH Nordbank AG, or HSH, each dated March 31, 2006, we are in breach of various covenants which require us to maintain (i) an aggregate market value of the collateralized vessels of not less than 150% of the amount outstanding under the relevant agreement, and (ii) a minimum market value adjusted net worth of the Company. As of December 31, 2008, we had outstanding borrowings in the amount of $673.4 million under these agreements.

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

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the fair value of our vessels, which is calculated using undiscounted cash flows, deteriorates significantly from their currently depressed levels, we may have to record a further impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Further, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern.

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

As discussed above, we are in breach of certain financial and other covenants contained in our loan agreements as a result of the decline in the drybulk charter market and related decline in vessel values in the drybulk sector. We may be unable to meet the financial and other covenants contained in our loan agreements for the foreseeable future and our lenders may choose to accelerate our indebtedness. Therefore, our ability to continue as a going concern is dependent on management’s ability to successfully generate revenue and raise new equity in order to meet our obligations as they become due and have the continued support of our lenders. As of March 26, 2009, we have issued a total of 71,265,000 common shares pursuant to our at the market offering under our ATM Equity OfferingSM Sales Agreement, dated January 28, 2009, for the sale of up to $500 million of our common shares, resulting in net proceeds of $370.5 million. We had 153,855,405 common shares outstanding as of March 26, 2009. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Although management believes that the actions presently being taken to generate revenues and raise new equity pursuant to our at the market offering will provide the opportunity for us to continue as a going concern, we may need to raise new equity in the future in order to continue as a going concern.

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

Pursuant to our final waiver agreement with Nordea, we have agreed to additional operating and financial restrictions. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Breach of Loan Covenants.” In connection with future waivers or amendments, lenders may impose additional restrictions on us.

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

Twenty of our vessels are currently employed under time charters, while three of our vessels are currently employed on bareboat charter with two customers, and our two drilling rigs are employed under drilling contracts which expire in September 2009 and October 2011, respectively. In addition, we received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A at a day rate of $540,000 plus an 8% incentive bonus based on operational performance. The letter of award is subject to the completion of definitive documentation which we expect to complete in April 2009. For the year ended December 31, 2008, two of our customers accounted for 31% of our revenues in our drybulk segment, and two customers accounted for 85.8% of our total offshore drilling revenues. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement or drilling contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping or offshore drilling industries and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. In addition, our counterparties may have entered into contracts with third parties, many of whom are experiencing reduced cash flow or entering into bankruptcy in this period of depressed market conditions. If these third parties were to default on their obligations to our counterparties, it would reduce the cash flow of our counterparties and could cause them, in turn, to default on their obligations to us. Of the 20 vessels in our fleet which we employ on time charters, 19 are at charter rates that are significantly above current market rates. The drilling contracts under which we employ our two drilling rigs are for approximately market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel or drilling rig, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We may be unable to fulfill our obligations under our agreements to complete the construction of two newbuilding drybulk vessels that are expected to be delivered to us in 2009.

We currently have contracts to complete the construction of two newbuilding vessels in 2009, for which we will be required to procure additional financing of approximately $47.2 million. Our ability to obtain financing in the current economic environment, particularly for the acquisition of drybulk vessels, which are experiencing low charter rates and depressed vessel values, is limited and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we could lose our deposit money, which as of March 5, 2009 amounts to $20 million, and we may incur additional liability and costs. Currently, we do not have any arrangement to charter these vessels, and, accordingly, upon their delivery, we would have to deploy these vessels in the spot market, which rates have been depressed since October 2008.

If the spin off of our subsidiary, Primelead Shareholders, is delayed or does not occur, we will have significant additional indebtedness and payment obligations relating to the two drillships under construction that it expects to acquire.

Shortly prior to or concurrently with the spin off of our subsidiary, Primelead Shareholders, which now owns the stock of Ocean Rig ASA, or Ocean Rig, it will acquire our existing subsidiary, DrillShips Investment, which has contracts for construction of the two drillships, Hulls 1865 and 1866, to be delivered in July 2011 and September 2011, respectively. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. If the spin off is delayed or does not occur, we will retain the liability for the $173.4 million of indebtedness for Hulls 1865 and 1866 already paid under the drillship newbuilding contracts, and we will owe an additional $21.7 million in interest and installment payments due within the next year and $1.1 billion of newbuilding installment payments due thereafter. We have entered into two separate credit facilities with Deutsche Bank A.G., each in the amount of $562.5 million, to finance these installment payments. This indebtedness would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, would adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows. If for any reason we fail to take delivery of the two newbuilding drillships, Hulls 1865 and 1866, we could lose our deposit money, which as of March 26, 2009 amounts to $411.9 million.

No financing has been arranged for the acquisition of the two newbuilding drillships under construction, Hulls 1837 and 1838, which our subsidiary, Primelead Shareholders, is to acquire shortly prior to or at the time of its spinoff.

Shortly prior to or concurrently with the spin off of our subsidiary, Primelead Shareholders, which now owns the stock of Ocean Rig ASA, it will also acquire DrillShips Holdings, an entity not currently owned by us, which owns contracts for construction of Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders. Drillships Holdings is controlled by clients of Cardiff Marine Inc., or Cardiff, an affiliated company, including affiliates of Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer. We have entered into a contract to purchase DrillShips Holdings, and DrillShips Holdings has signed contracts to purchase two additional newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, for which there are $1.1 billion in remaining installment payments thereunder. Financing has not been arranged for these installment payments. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. The indebtedness that would be assumed in connection with the acquisition of DrillShips Holdings would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, as well as drillship Hulls 1865 and 1866, would adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows. If the spin off does not occur, we currently anticipate that we will not complete our acquisitions of Hulls 1837 and 1838. In addition, the consent of Nordea Bank and DVB Bank AG will be required to close the acquisition of Hulls 1837 and 1838.

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

The price of crude oil is volatile and fell sharply despite significant reductions in crude production announced by OPEC. Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, the suspension of exploration and drilling programs. Such changes and any such suspension could affect the rates which we receive for these rigs when their contracts expire, with the result that we will recognize less revenue from their operations. The employment contract for the Leiv Eiriksson, which currently earns $511,000 per day, expires in September 2009. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus an 8% incentive bonus based on operational performance. The letter of award is subject to the completion of definitive documentation which we expect to complete in April 2009. The contract for the Eirik Raude, which earns $629,000 on average over the contract period per day, expires in October 2011. Similarly, were the spin off of our subsidiary, Primelead Shareholders, not to occur, and if the price of crude oil were to remain at or fall further from its already depressed levels, we may not be able to negotiate charter agreements for the newbuilding drillships that are scheduled to be delivered to us in 2010 through 2011 at attractive rates or at all. If the spin off does not occur, we currently anticipate that we will not close the acquisition of the additional two newbuilding drillships identified as Hulls 1837 and 1838.

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

Erato Owning Company Limited is a company affiliated with Cardiff that owns a Capesize drybulk carrier. Mentor Owning Company Limited and Iris Owning Company Limited are companies affiliated with Cardiff that each owns a Handymax drybulk carrier. The three vessels owned by those companies, or the Bareboat Charter Vessels, are currently employed under bareboat charters that end in September 2014. Subject to the obligations of Mr. Economou set forth in a letter agreement between him and the Company to use commercially reasonable efforts to cause the sale of the Bareboat Charter Vessels, and to give us a right of first refusal to acquire them, when the Bareboat Charter Vessels are redelivered to the owners, they may be managed by Cardiff in competition with our fleet. In addition, Cardiff’s affiliates may acquire additional drybulk carriers in the future, subject to a right of first refusal that Mr. Economou has granted to us in that letter agreement. Furthermore, Calypso Marine Corp., Oil Transport Investments Limited and Innovative Investments Limited, companies affiliated with Cardiff, each own a Capesize drybulk carrier. These vessels also could be in competition with our fleet and Cardiff and other companies affiliated with Cardiff might be faced with conflicts of interest with respect to their own interests and their obligations to us. Cardiff may give preferential treatment to other companies affiliated with it, which may adversely affect our results of operations.

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

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into dry dock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

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

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

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

A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our credit facility.

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

Our vessels may suffer damage and we may face unexpected dry docking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.

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

Construction of drillships is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We, through our subsidiaries, have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung Heavy Industries, for the construction of two ultra-deepwater newbuilding drillships, which we expect to take delivery of in the third quarter of 2011. We have also entered into a share purchase agreement to acquire the owning companies of two additional newbuilding drillships from a related party, which purchase we do not expect to complete if the spin off does not occur. We may also undertake new construction projects and conversion projects in the future. In addition, we make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shipyard unavailability;

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

•	work stoppages;

•	client acceptance delays;

•	weather interference or storm damage;

•	disputes with shipyards and suppliers;

•	shipyard failures and difficulties;

•	failure or delay of third-party equipment vendors or service providers;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

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

Although we have obtained insurance for the full assessed market value of our drilling units, insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime and coverage extends for approximately one year. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $25,000 per event and $10,000 in the case of other claims, our deductible is $1.5 million per hull and machinery event and our aggregate recovery limits are $624 million under our protection and indemnity insurance which is provided by mutual protection and indemnity associations. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. The occurrence of a casualty, loss or liability against which we may not be fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases.

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

Entities affiliated with Mr. Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, currently own, directly or indirectly, approximately 8.6% of our outstanding common stock as of March 26, 2009. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

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

On October 24, 2006, our board of directors agreed to the request of our major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.) following the declaration of our $0.20 quarterly dividend per share in September 2006, to receive their dividend payment in the form of our common shares in lieu of cash. One of these shareholders, Elios Investments Inc., is controlled by our Chairman and Chief Executive Officer, Mr. George Economou. In addition, the board of directors also agreed on that date to the request of a company related to Mr. Economou to accept repayment of the outstanding balance of a seller’s credit in respect of a vessel purchased by us (as discussed in Note 6 of our consolidated financial statements) in our common shares. As a result of the agreement, an aggregate of $3,080,000 in dividends and the seller’s credit together with interest amounting to $3,327,000 were settled with 235,585 and 254,512 of our common shares, respectively. The price used as consideration for issuance of the above common shares was equal to the average closing price of our common stock on the Nasdaq Global Select Market over the eight trading days ended October 24, 2006, which was $13.07 per share.

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

On January 28, 2009, we entered into an ATM Equity Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and we filed a related prospectus supplement relating to the offer and sale of up to $500 million of our common shares, pursuant to which we have sold 71,265,000 shares as of March 26, 2009. The net proceeds of this offering were $370.5 million, after commissions and before offering expenses, as of March 26, 2009.

On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. in connection with the disposal of three newbuilding Capesize vessels. See “Item 4. Information on the Company – Business Overview – Recent Developments in Our Drybulk Carrier Operations – Disposal of Three Capesize Newbuildings.“

As of March 26, 2009, we had 153,855,405 common shares issued and outstanding.

Prior to our initial public offering in February 2005, our initial fleet was comprised of one Capesize drybulk carrier and five Panamax drybulk carriers. As of the year ended December 31, 2005, our fleet consisted of 27 drybulk carriers. During the year ended December 31, 2006, we purchased a total of eight drybulk carriers for an aggregate purchase price of $274.2 million, entered into two newbuilding purchase contracts and sold one vessel for an aggregate sale price of $11.7 million. During the year ended December 31, 2007, we purchased a total of 15 drybulk carriers for an aggregate purchase price of $851 million, entered into six newbuilding purchase contracts and sold eleven vessels for an aggregate sale price of $362.9 million. During the year ended December 31, 2008, we purchased a total of seven drybulk carriers for an aggregate purchase price of $779.4 million, and sold seven vessels for an aggregate sale price of $401.5 million. In addition, as discussed further below, we, through our acquisition of Ocean Rig ASA, acquired two ultra-deep water semi-submersible drilling rigs. We also exercised a purchase option to acquire two newbuilding ultra-deep water advanced capability drillships and entered into a share purchase agreement with a related party to purchase all of the outstanding capital stock of a corporation that has contracts to acquire two additional newbuilding ultra-deep water advanced capability drillships.

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

We are a Marshall Islands corporation with our principal executive offices in Athens, Greece. We were incorporated in September 2004. As of March 26, 2009, we own, through our subsidiaries, a fleet of 42 drybulk carriers comprised of seven Capesize, 28 Panamax, two Supramax, and five newbuilding drybulk vessels, which have a combined deadweight tonnage of approximately 3.3 million dwt. Our drybulk fleet principally carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. The average age of the vessels in our drybulk fleet is 8.0 years. We are also an owner and operator of two ultra-deep water semi-submersible drilling rigs and two ultra deep-water newbuilding advanced capability drillships, which are further discussed below.

We employ our drybulk vessels under period time charters, on bareboat charters, in the spot charter market and in drybulk carrier pools. Twenty of our vessels are currently employed on time charter, with an average remaining duration of five years, and three of our vessels are currently employed on bareboat charters. Thirteen of our vessels are currently trading in the spot market. Two of our vessels are currently unfixed, as a result of cancelled contracts for sale, and we intend to charter these vessels in the spot market. One of our Panamax drybulk carriers is currently operated in a Panamax drybulk carrier pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes and to perform more efficient vessel scheduling thereby increasing fleet utilization.

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

Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Cardiff’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Cardiff completed early implementation of the ISM Code in 1996. Cardiff has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and has been ISO 14001 certified since 2003, in recognition of its commitment to overall quality.

In addition, through our acquisition of Ocean Rig ASA, or Ocean Rig, a Norwegian offshore drilling services company whose shares were listed on the Oslo Stock Exchange, we own and operate two ultra-deep water, harsh environment, semi-submersible drilling rigs, the Leiv Eiriksson and the Eirik Raude. In April 2008, we, through our subsidiary, DrillShips Investment Inc., or DrillShips Investment, exercised an option to acquire two newbuilding advanced capability drillships for use in ultra-deep water locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per drillship. We expect to take delivery of Hulls 1865 and 1866 in July 2011 and September 2011, respectively. Our subsidiary Primelead Shareholders Inc., or Primelead Shareholders, entered into a share purchase agreement with related parties to acquire Drillships Holdings, Inc., or Drillships Holdings, which has contracts for the construction of two newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders. Drillships Holdings is controlled by clients of Cardiff including affiliates of Mr. Economou.

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

The Leiv Eiriksson, one of our two drilling rigs, is currently operating under a two-year contract expiring in September 2009 with Shell U.K. Limited, A/S Norske Shell and Shell E&P Ireland Limited for drilling operations in Irish, UK and Norwegian waters, which we refer to as the Shell contract. The rig operated in Irish waters in the second quarter of 2008 and relocated to Norwegian waters in the third quarter of 2008. On July 11, 2008, we obtained the requisite approvals from the Norwegian authorities and commenced operations in Norwegian waters. From January 1 through March 31, 2008, a dayrate of $476,000 applied while the rig was operating in Ireland and in the UK, and a dayrate of $511,000 applied while the rig was operating in Norwegian waters. Since April 1, 2008, a dayrate of $511,000 applies regardless of where the rig is operating. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus an 8% incentive bonus based upon operational performance. The letter of award is subject to the completion of definitive documentation which we expect to complete in April 2009. The contract is expected to commence in direct continuation from the current contract with Shell.

In October 2008, our other drilling rig, the Eirik Raude, commenced a contract entered in for a three-year term with Tullow Oil PLC for development drilling in offshore Ghana at an average dayrate over the contract period of $629,000, based upon 100% utilization, expiring in October 2011, which we refer to as the Tullow Oil contract. Tullow Oil did not exercise an option that expired March 31, 2009 to extend the contract for an additional one or two years.

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

Our Fleet

As of March 26, 2009, our fleet is comprised of the following vessels:

Fleet Employment Data							Redelivery
	Year Built	DWT	Type	Current Employment	Gross rate per day		Earlier		Latest
Period Employment
Capesize:
Alameda	2001	170,269	Capesize	T/C	$21,000		Feb-11		May-11
Brisbane	1995	151,066	Capesize	T/C	$25,000	*	Dec-11		Apr-12
Capri	2001	172,579	Capesize	T/C	$61,000		Apr-18		Jun-18
Flecha	2004	170,012	Capesize	T/C	$55,000		Jul-18		Nov-18
Manasota	2004	171,061	Capesize	T/C	$67,000		Feb-13		Apr-13
Mystic	2008	170,500	Capesize	T/C	$52,310		Aug-18		Dec-18
Samsara	1996	150,393	Capesize	T/C	$57,000		Dec-11		Apr-12

Panamax:
Avoca	2004	76,500	Panamax	T/C	$45,500		Aug-13		Dec-13
Bargara	2002	74,832	Panamax	T/C	$43,750		May-12		Jul-12
Capitola	2001	74,832	Panamax	T/C	$39,500		Jun-13		Aug-13
Catalina	2005	74,432	Panamax	T/C	$40,000		Jun-13		Aug-13
Ecola	2001	73,931	Panamax	T/C	$43,500		Jun-12		Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500		Jun-12		Aug-12
Majorca	2005	74,364	Panamax	T/C	$43,750		Jun-12		Aug-12
Mendocino	2002	76,623	Panamax	T/C	$56,500		Jun-12		Sep-12
Padre	2004	73,601	Panamax	T/C	$46,500		Sep-12		Dec-12
Positano	2000	73,288	Panamax	T/C	$42,500		Sept-13		Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500		Apr-13		Jun-13
Saldanha	2004	75,500	Panamax	T/C	$52,500		Jun-12		Sep-12
Samatan	2001	74,823	Panamax	T/C	$39,500		May-13		Jul-13
Xanadu	1999	72,270	Panamax	T/C	$39,750		Jul-13		Sep-13

Supramax:
Paros I (ex Clipper Gemini)	2003	51,201	Supramax	BB	$27,135		Oct-11		May-12
Pachino (ex VOC Galaxy)	2002	51,201	Supramax	BB	$20,250		Sept-10		Feb-11

Spot Vessels
Panamax:
Conquistador	2001	75,607	Panamax	Spot***	*	*
Coronado	2000	75,706	Panamax	Spot	*	*
Iguana	1996	70,349	Panamax	Spot	*	*
La Jolla	1997	72,126	Panamax	Spot	*	*	*	****
Delray (ex Lacerta)	1994	71,862	Panamax	Spot	*	*
Heinrich Oldendorff	2001	73,931	Panamax	Spot
Maganari	2001	75,941	Panamax	Spot	*	*
Marbella	2000	72,561	Panamax	Spot	*	*
Ocean Crystal	1999	73,688	Panamax	Spot	*	*
Oregon	2002	74,204	Panamax	Spot	*	*
Primera	1998	72,495	Panamax	Spot	*	*
Sonoma	2001	74,786	Panamax	Baumarine	*	*
Sorrento	2004	76,633	Panamax	Spot	*	*
Toro	1995	73,034	Panamax	Spot	*	*	*	****

Newbuildings:
N/B-Hull No: 1518A	Q3 2009	75,000	Panamax	N/A	N/A
N/B-Hull No: 1519A	Q4 2010	75,000	Panamax	N/A	N/A
N/B-Hull No: 2089	2009	180,000	Capesize	N/A	N/A
N/B-Hull No: SS 58	2010	82,000	Kamsarmax	N/A	N/A
N/B-Hull No: SS 59	2010	82,000	Kamsarmax	N/A	N/A

Fleet Employment Data						Redelivery
	Year Built	DWT	Type	Current Employment	Gross rate per day	Earlier	Latest
Rigs

Leiv Eiriksson	2001	Fifth-generation semi-submersible drilling unit		Contract with Shell U.K Limited, A/S Norske Shell and Shell E&P Ireland for a two-year term at day rates which ranged between $476,000 and $511,000, depending on operating areas. Since April 1, 2008, a day rate of $511,000 applies, regardless of operating area. This contract expires in September 2009. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus an 8% incentive bonus based on operational performance. The letter of award is subject to the completion of definitive documentation, which the Company expects to complete in April 2009.

Eirik Raude	2002	Fifth-generation semi-submersible drilling unit		Contract with Tullow Oil PLC for a three-year term at an average day rate of $629,000 which expires in October 2011.

Newbuilding Drillships:
N/B-Hull No: 1865	2011	UDW Drillship
N/B-Hull No: 1866	2011	UDW Drillship

Contracted future acquisitions:
N/B-Hull No: 1837	2010	UDW Drillship******		We have not yet closed on the acquisition of the owning company of this newbuilding drillship, and we do not intend to close on the acquisition if the spin off does not occur.

N/B-Hull No: 1838	2011	UDW Drillship******		We have not yet closed on the acquisition of the owning company of this newbuilding drillship, and we do not intend to close on the acquisition if the spin off does not occur

*	We recently agreed to amend the terms of the charter for this vessel from a rate of $57,000 per day for a period of 34 months to a rate of $25,000 per day for 36 months commencing February 2009, with the Company’s option to extend for three successive one year terms at a rate of $25,000 per day and the charterer’s option to extend for three successive one year terms at a rate of $30,000 per day.

**	For spot vessels, we have calculated an average TCE rate of $10,500 per day for March 2009. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period.

***	The gross rate per day is 100% of the average of the TC routes of the Baltic Panamax Index (PM4TC).

****	The gross rate per day is 100% of the average of the TC routes of the Baltic Capesize Index.

*****	We previously entered into an agreement to sell the MV La Jolla and agreed to settle the dispute with the buyers in connection with the buyers’ failure to take delivery under the relevant memorandum of agreement in exchange for aggregate compensation in the amount of $9 million. We previously entered into an agreement with Samsun Logix Corporation, or Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price. The buyers were obligated to remit an additional deposit of $1.5 million. We received notice from Samsun that it filed for receivership. Following Samsun’s failure to pay the additional deposit, we commenced arbitration proceedings against Samsun. See “Recent Developments in Our Drybulk Carrier Operations” below.

******	If the spin off of Primelead Shareholders does not occur, we currently do not anticipate that we will close our acquisition of these newbuilding drillships. In addition, the consent of Nordea Bank will be required for the acquisition of drillship hulls 1837 and 1838.

1.	For vessels trading in the Baumarine pool, the TCE rate is the pool’s estimate for earnings in the month of December.

2.	For vessels trading in the spot market or the Baumarine pool, the quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.

3.	The MV Heinrich Oldendorff, MV Paros I (ex MV Clipper Gemini) and MV Pachino (ex MV VOC Galaxy) are employed under bareboat charter.

We actively manage the deployment of our drybulk fleet between long-term and short-term (spot market) time charters, which generally last from several days to several weeks, and long-term time charters and bareboat charters, which can last up to several years. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for a specified total price. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the dry docking costs relating to each vessel. Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage costs are paid by the Company’s customers.

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

The Effect Of Recent Developments In The International Drybulk Shipping Industry On Our Business

The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

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

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. We previously entered into contracts for the sale of MV La Jolla, MV Delray, MV Paragon and MV Toro for an aggregate purchase price of $245.4 million. As further discussed below, (i) we agreed with the buyers of the MV La Jolla to retain the vessel in exchange for aggregate compensation of $9.0 million and we expect to employ the vessel in the spot market; (ii) the sale of MV Delray will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer; (iii) we reached an agreement with the buyers of the MV Paragon to sell the vessel for a reduced price of $30.8 million; and (iv) we entered into an agreement with Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price of $36 million, including an additional deposit of $1.5 million, which we did not receive. We have commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the original contract price of $63.4 million pursuant to the terms of the agreement with Samsun.

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

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, we agreed to purchase nine Capesize drybulk carriers for aggregate consideration of $1.17 billion, consisting of 19.4 million of our common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. The sellers were clients of Cardiff including affiliates of George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and unaffiliated parties. In light of the considerable decrease in the asset values of the nine Capesize vessels, we entered into agreements with the sellers to cancel this transaction. The consideration to cancel the transaction will consist of the issuance of 6.5 million of our common shares to unaffiliated entities nominated by the third-party sellers, which will be subject to a six month lock-up period. The consideration received by entities controlled by George Economou will consist solely of 3.5 million warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share. Each warrant entitles the holder to purchase one share of our common stock. The warrants will vest over an 18-month period and will expire after five years. This transaction has been approved by the independent members of the board of directors and is scheduled to close in April 2009.

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

Sale of MV Tonga

In November 2008, we delivered the MV Tonga, a 1984 built, 66,798 dwt Panamax drybulk carrier, to its new owners for the sale price of $3.8 million, resulting in a loss of $3.0 million.

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

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding. We have issued a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. This transaction was approved on January 21, 2009 by the independent members of the board of directors as an accommodation to our manager.

Our Offshore Drilling Operations

Through most of 2008, the ultra deepwater drilling market continued to improve with a number of drilling contracts providing for day rates in the low to mid six-hundred thousands and forward start, term contracts extending out to 2013 and beyond. This demand for ultra deepwater units was supported by the belief in the industry that ultra deepwater units are the primary source of incremental supply. The growth in demand was driven primarily by non-OECD demand and that the fact that necessary incremental supply to meet this demand will be challenged by the accelerating natural decline of some of the very large mature oil fields. The deep water and ultra deepwater exploration success supported the thesis that deepwater drilling was a viable source of new supply. Large discoveries made in the lower Tertiary in the Gulf of Mexico. Brazil and Angola similarly confirmed new discoveries in the sub-salt regions and substantial discoveries were also made in the emerging areas of India, South East Asia and West Africa. This unprecedented demand supported a massive new construction phase where more than 80 newbuilding drillships and semi-submersible drilling rigs were ordered in various shipyards around the world.

Early in the fourth quarter of 2008, the ultra deepwater market began to show signs of slowing, with less bid and general inquiry activity. The near-term market conditions have been adversely impacted by depressed commodity prices, the ongoing financial turmoil and economic recession. New fixtures have been relatively few. However, day rates in the ultra deepwater market remain robust, although lower than the highs existing in the middle of 2008. The economic uncertainty has prompted a number of international and independent energy and petroleum operators to postpone some near term activity and or delay making commitments on forward start contracts. The national oil companies, in contrast, remain active and have appeared to see the current economic downturn as an opportune period to lock up drilling capacity, especially near term capacity. The financial turmoil will also impact the supply of newbuild rig capacity. During the period from the fourth quarter 2008 to March 16, 2009, we believe a total of two newbuilding contracts have been cancelled in the ultra deepwater market. We expect this trend to continue as many of the new entrants may struggle to secure the necessary financing for their newbuild programs.

Longer-term, we believe the fundamentals are strong, growth in demand will likely return once the economic woes recede and the supply of oil and gas will remain constrained, with deepwater basins being the primary source of incremental supply.

The drilling rig Leiv Eiriksson will complete its current contractual commitment on the later of (i) September 12, 2009, (ii) when the well that is in progress on this date is completed. The Leiv Eiriksson is currently employed on the Ormen Lange field in the Norwegian sector of the North Sea and is expected to carry on operations on this field and in British sector during the remaining contract period to September 2009. We received a letter of award on March 18, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a day rate of $540,000 plus 8% incentive bonus based on operational performance. The letter of award is subject to the completion of definitive documentation which we expect to complete in April 2009. The contract is expected to commence in direct continuation from the current contract with Shell.

The Eirik Raude commenced the Tullow contract on October 8, 2008, arrived in Ghana on November 27, 2008 and commenced drilling operations on the Jubilee field. The day rate escalated from $611,000 to $629,000 on February 15, 2009. The average day rate over the course of the contract is $629,000.

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

Pursuant to each of these agreements, Cardiff will be entitled to: (i) a fee of Euro 500 per day per person, plus expenses, for on-site visits to the newbuilding construction site; (ii) a daily fee of $40 per from October 1, 2008 to the date of steel cutting and a fee of $400 per day thereafter until 90 days after the delivery of the drillship; (iii) a commission of 5% of total insurance premiums, (iv) a commission of 0.20% of any loan amount financed or re-financed, (v) a monthly fee of $30,000 per loan for which Cardiff serves as intermediary, (vi) a commission of 1% of the purchase price set forth in any memorandum of agreement for any vessel bought or sold on our behalf and a fee of Euro 400 per day for inspection of vessels for purchase, (vii) a daily fee of Euro 20 per vessel for services in respect of Sarbanes-Oxley compliance and (viii) a fee of Euro 150 per man per day of eight hours for time spent carrying out obligations with respect to the handling and settling of claims.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

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

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.73 million (4.51 million SDR) plus $941 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $133.88 million (89.77 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.670501 SDR per U.S. dollar on April 1, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry dock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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

We currently maintain pollution liability coverage insurance in the amount of $625 million per incident for each of our drilling units. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

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

In addition, pursuant to Section 401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. As referenced above, the amended Annex VI to the IMO’s MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. Previously, the state of California had adopted stringent air emissions requirements for ocean-going vessels that were held by a federal court in February 2008 to be preempted by the federal Clean Air Act and thus invalidated. In response, on July 24, 2008, the California Air Resources Board of the State of California, or CARB, then adopted clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations, while avoiding explicit regulation of emissions, require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. California is also requesting the EPA to grant it a waiver under the Clean Air Act to enforce the California vessel emission standards that were invalidated. More legal challenges are expected to follow. If the EPA grants the California waiver request or if CARB prevails and the new fuel content regulations go into effect as scheduled on July 1, 2009, our vessels would be subject to the CARB requirements if they were to travel within such waters. The new California regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the United States and Canada jointly requested the IMO on March 27, 2009 to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If approved by the IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emissions Control Areas that would cause us to incur further costs.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, the EPA then published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act. Climate change initiatives are also expected to be considered by the U.S. Congress in this session. Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

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

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

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

We do not own any real property. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years was Euro 9,000 and thereafter it has been adjusted annually for inflation increases. The current annual rental rate for the office space in Athens, Greece is Euro 9,228, which will be adjusted on October 1, 2009 for inflation increases.

Through our subsidiaries, we lease office space in Nicosia, Cyprus; Stavanger, Norway; London, UK; Taccoradi and Accra, Ghana. Our interests in the drybulk vessels and drilling units in our fleet are our only material properties. See “Our Fleet” in this section.

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

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession, including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•

Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

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

(Dollars in thousands)

	Year Ended October 31, 2004	Two-Months Ended	Year Ended December 31,
		December 31, 2004	2005	2006	2007	2008
Average number of vessels	5.9	6	21.6	29.76	33.67	38.56
Total voyage days for fleet	2,066	366	7,710	10,606	12,130	13,896
Total calendar days for fleet	2,166	366	7,866	10,859	12,288	14,114
Fleet utilization	95.40%	100.00%	98.00%	97.70%	98.71%	98.45%
Time charter equivalent	28,062	39,516	28,446	21,918	45,417	58,155

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk transportation market and other factors affecting spot market charter rates for drybulk carriers.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

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

Voyage Expenses and Voyage Expenses – related party

Voyage expenses and voyage expenses—related party primarily consist of commissions paid in connection with chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, include, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. During the first quarter of 2008, the Company decided to change the method of accounting for dry docking costs from the deferral method, under which costs associated with dry docking a vessel are deferred and charged to expenses over the period to a vessel’s next scheduled dry docking, to the direct expense method, under which the dry docking costs are expensed as incurred. Management considers this a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry docking activities should be deferred and amortized over a future period.

This change was effected in the accompanying consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 154, “Accounting Changes and Error Corrections,” which requires that a change in accounting policy should be retrospectively applied to all prior periods presented. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry docking costs.

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

Cardiff also provides other management services for our drybulk carriers. Cardiff provides commercial operations and freight collection services in exchange for a fee of Euro 85 per day per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums per vessel. In addition, if required, Cardiff has also agreed to handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of Euro 115 per day per vessel. We also pay Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial reporting requirements under the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services not covered by the management agreements in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. For the year ended December 31, 2008, total fees paid to Cardiff amounted to $21.2 million.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then-outstanding debt. We used a portion of the proceeds of our controlled equity offering through Cantor Fitzgerald as sales agent in 2006, 2007 and 2008 as well as a portion of the proceeds of our at-the-market offering through Merrill Lynch & Co. as sales agent in 2009 to repay existing indebtedness. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

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

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days: We define employment days as the total number of days the drilling vessels are employed on a drilling contract.

•

Day rates: We define drilling day rates as the maximum rate in Dollars possible to earn for drilling services for one day, under the drilling contract. Such day rate may be measured by quarter-hourly, half-hourly or hourly basis, and may be reduced depending on the activity performed according to the drilling contract.

•

Earning efficiency on-hire: Earning efficiency measures the effective earnings ratio reduced by certain operations paid at reduced rate, non-productive time at zero rate, or off-hire without day rates, as a percentage of full earnings rate. Earning efficiency on-hire measures the earning efficiency only for the period being on contract, not including off-hire periods.

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

•

Lease accounting: For revenues derived from contracts that contain a lease, the lease elements are recognized to the income statement on a straight-line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element of mobilization and contributions from customers is recognized in the period in which the services are rendered. The Company will make a best effort estimate to split the contractual day rate into a lease element and a drilling services element in order to conduct such accounting. Direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, they are expensed as incurred. Capital improvements to the rig are depreciated over the estimated useful lives of the asset. Demobilization fees and expenses are recognized over the demobilization period. Other operating expenses are expensed when incurred.

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

Depreciation

We depreciate our rigs on a straight-line basis over their estimated useful lives. Bare-decks are depreciated over 30 years and other asset parts over 5 to 15 years. We expense the costs associated with a five year periodical class work.

Management Fees to Related Party

Not applicable.

Management Fees from Related Party

In August 2008, Ocean Rig entered into management agreements with the entities that own newbuilding Hulls 1837 and 1838, and with the Company in respect of newbuilding Hulls 1865 and 1866, for both the construction and operations period until the end of 2020. The owner entities cover all designated costs of the manager. In addition, the manager receives in the pre-steel-cutting construction period a fee of $250 per day per vessel, increasing to $2,500 per day per vessel after the steel-cutting in the construction period. The fee increases to $8,000 per day per vessel in the operations period.

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

(Dollars in thousands)

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

Voyage Expenses

For the Drybulk Carrier segment, Voyage expenses (including gains from sale of bunkers) increased by $21.6 million, or 68.4%, to $53.2 million for 2008, compared to $31.6 million for 2007. The increase is mainly attributable to the increase in commissions incurred by $18.1 million as a result of increased voyage revenues. The Drilling Rig segment did not have any Voyage expenses for 2008.

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

Gain On Sale of Vessels

For the Drybulk Carrier segment, the gain on sale of vessels increased by $85.3 million or 61% to $223 million for the year ended December 31, 2008, compared to a gain of $137.7 million for the year ended December 31, 2007. This gain is attributable to the disposal of seven vessels at higher rates during the year ended December 31, 2008, compared to 12 vessels at lower rates during the year ended December 31, 2007.

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

Goodwill Impairment

A charge of $700.5 million was recognized in 2008, as a result of the impairment testing performed on goodwill at December 31, 2008. The goodwill arose as a result of the acquisition of Ocean Rig during 2008.

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

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of Euro 115 per day, per vessel. We also pay Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial reporting requirements under the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services not covered by the management agreements in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. For the year ended December 31, 2008, total fees paid to Cardiff amounted to $21.2 million.

The Drilling Rig segment did not have any Management fees for 2008.

General and Administrative Expenses

For the Drybulk Carrier segment, general and administrative expenses and general and administrative expenses – related parties increased by $46.7 million, or 623%, to $54.2 million in the year ended December 31, 2008 compared to $7.5 million for the year ended December 31, 2007. The increase is mainly due to amortization of non-cash stock-based compensation in the amount of $31.2 million for shares we issued to Fabiana Services S.A. as described in Notes 6 and 16 to the consolidated financial statements herein, the increase in the number of fleet calendar days from 12,288 for the year ended December 31, 2007 to 14,114 for the year ended December 31, 2008, due to the growth of the fleet and the significant increase in the exchange rate between the Dollar and the Euro.

For the Drilling Rig segment, general and administrative expenses amounted to $14.0 million for the year ended December 31, 2008. There were no such expenses for the year ended December 31, 2007.

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

For the Drilling Rig segment, interest and finance costs amounted to $32.9 million for the year ended December 31, 2008. There were no such expenses for the year ended December 31, 2007.

Interest Income

For the Drybulk Carrier segment, interest income increased by $2.7 million, or 52.9%, to $7.8 million for the year ended December 31, 2008, compared to $5.1 million for the year ended December 31, 2007, primarily because of increased liquidity and increased interest rates in the first half of 2008.

For the Drilling Rig segment, interest income amounted to $5.4 million for the year ended December 31, 2008. There was no such income for the year ended December 31, 2007.

Gain/(Loss) On Interest Rate Swaps

For the Drybulk Carrier segment, loss on interest rate swaps increased by $140.9 million from a loss on the calculation at interest rate swaps amounting to $4.0 million for 2007 to a loss of $144.9 million for 2008. The change is attributable to the increased notional amount of 31 swaps that were entered into in 2008, compared to eight in 2007, and the adverse movement in interest rates during 2008. None of the interest rate swaps for the Drybulk Carrier segment qualifies for hedge accounting.

The Drilling Rig segment realized a loss on interest rate swaps which did not qualify for hedge accounting of $63.0 million during 2008. There is no such expense for the year ended December 31, 2007.

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

Gain on Sale of Vessels

Gain on sale of vessels increased to $137.7 million for the year ended December 31, 2007, compared to $8.8 million for the year ended December 31, 2006. The increase is attributable to the disposal of 12 vessels during the year ended December 31, 2007 as compared to one vessel during the year ended December 31, 2006.

Depreciation

(In thousands of Dollars)	Year Ended December 31,
	2006	2007
Vessels depreciation expense	$58,011	$76,511

Total	$58,011	$76,511

Depreciation increased by $18.5 million, or 31.9%, to $76.5 million for 2007 compared to $58.0 million for 2006. This increase is primary attributable to an increase in the number of calendar days we achieved due to the enlargement of our fleet as described above.

Management Fees

The fees paid to Cardiff for the management of our vessels increased by $3.0 million, or 45.5%, to $9.6 million in 2007, compared to $6.6 million for 2006. The increase was a direct result of the increase in the number of fleet calendar days from 10,859 in the year ended December 31, 2006, to 12,288 in the year ended December 31, 2007.

General and Administrative Expenses

General and administrative expenses increased by $1.6 million or 27.1%, to $7.5 million for 2007 compared to $5.9 million for 2006. This increase was due mainly to the increase in audit fees and fees related to compliance with the requirements of the Sarbanes-Oxley Act of 2002, Section 404.

Interest and Finance Costs

Interest and finance costs increased by $8.8 million, or 20.8%, to $51.2 million for 2007, compared to $42.4 million for 2006. This increase resulted primarily from the increase in interest expense due to the increased amount of average indebtedness outstanding and the increased interest rates during the year ended December 31, 2007 compared to the year ended December 31, 2006.

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

Impairment of Long-Lived Assets: The Company follows SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels. The Company reviews its vessels for impairment on a vessel-by-vessel basis when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in the years ended December 31, 2006 and 2007.

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

The allocation of such net revenue may be subject to future adjustments by the pool. Historically, however, such changes have not been material.

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

For each element, the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

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

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multi-element arrangement, containing both a lease element and drilling services element. The lease element of revenue is recognized to the income statement on a straight-line basis. The drilling services element of mobilization revenues, contributions from customers and the direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

For revenues derived from contracts that contain a lease, the lease elements are recognized in the income statement on a straight-line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value.

Fair value of above/below market acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Above market acquired time charter.” When the opposite situation occurs, the difference is recorded as “Below market acquired time charter” (“Deferred revenue” in 2006). Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Financial Instruments: The Company designates its derivatives based upon SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No 133”) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS No 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No 133” and SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

Segment Reporting: SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” requires disclosure of descriptive information about the Company’s reportable operating segments. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such charter. Although revenue can be indentified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating officer, reviews results solely by revenue per day and operating results of the drybulk carrier and drilling rig fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of Ocean Rig has resulted in the Company determining that it operates under two reportable segments, as a provider of drybulk commodities for the steel, electric utility, construction and agri-food industries (Drybulk Carrier segment) and as a provider of ultra deep water drilling rig services (Drilling Rig segment). The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.

Recent Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” or “SFAS No. 141(R)”. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2009. The Company will adopt SFAS 141(R) for any new business combinations with an acquisition date on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51”, or “SFAS No. 160”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2009. The adoption of SFAS No.160 will not have a material impact on the Company’s consolidated financial statements.

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

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets,” or “FSP FAS No.142-3.” FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, requiring prospective application to intangible assets acquired after the effective date. The Company will be required to adopt the principles of FSP FAS No. 142-3 with respect to intangible assets acquired on or after January 1, 2009. Due to the prospective application requirement, the Company is unable to determine the effect, if any, that the adoption of FSP FAS 142-3 will have on our consolidated statement of financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or “SFAS No. 162,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS No. 162 was effective December 31, 2008 following the SEC’s approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. We have adopted SFAS No. 162 as of December 31, 2008. The adoption of SFAS No. 162 did not have an effect on the Company’s consolidated statement of financial position, results of operations or cash flows for the year ended December 31, 2008.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” or “FSP EITF 03-6-1.” FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We expect to adopt FSP EITF 03-6-1 in the first quarter of 2009.

In December 2008, the FASB issued FSP No. FAS 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or “FSP FAS 132R-1,” which provides additional guidance regarding required disclosures for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132R-1 is effective for fiscal years ending after December 15, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

B.	Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities and pay dividends. Our board of directors determined to suspend the payment of cash dividends beginning with the fourth quarter of 2008.

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

Breach of Loan Covenants

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness, which would impair our ability to continue to conduct our business. A total of $1.8 billion of indebtedness has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 included in this annual report as a result of the breach of certain covenants contained in our loan agreements.

As of December 31, 2008, we had a working capital deficit of $1.8 billion. Several of our lenders, which collectively held $2.2 billion of our indebtedness as of December 31, 2008, have notified us that we are in breach of certain financial and other covenants contained in our loan agreements.

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

The material terms of the preliminary restructuring and covenant waiver agreement with Piraeus Bank are as follows: (1) a waiver of all financial and asset coverage covenants that require the minimum aggregate value of the MV Lacerta, MV Mernorca, MV Toro and MV Paragon to be above 125% of the loan agreement value or $162.5 million through January 1, 2011; (2) an increased applicable margin; and (3) a reduction in the term of the loan. We expect that the final documentation would require, among other things, a substantial reduction of the outstanding amount in the event that any of five collateralized vessels, which are the MV Toro, MV Paragon, MV Delray, MV Samatan and MV Pachino, were disposed. We completed the sale of the MV Paragon on March 3, 2009. As discussed in “Item 8. Financial Information – Legal Proceedings” we have commenced arbitration proceedings against the buyers of the MV Toro.

With respect to our senior and junior loan agreements with HSH Nordbank AG or HSH, each dated March 31, 2006, we are in breach of various covenants which require us to maintain (i) an aggregate market value of the collateralized vessels of not less than 200% and 170% for the senior and junior loan agreements, respectively, and (ii) minimum market value adjusted net worth of the Company. As of December 31, 2008, we had outstanding borrowings in the amount of $673.4 million under these agreements.

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

We are currently in negotiations with our lenders to obtain waivers and restructure our debt. Our management expects that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Our management plans to settle the loan interest and capital installments with cash generated from operations as well as funding from equity offerings. We filed a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1993, as amended, on January 28, 2009 relating to the offer and sale of up to $500 million of our common stock. As of March 6, 2009, we had raised $370.5 million in net proceeds from this offering. Our management does not expect that cash generated from the operations of the vessels and the drillships owned by the Company together with the maximum net proceeds of the $500 million equity offering to be sufficient to repay the total balance of loans in breach if such debt is accelerated by the lenders.

In addition, $1.8 billion of our indebtedness is reflected as current due to our inability to meet our loan covenants. While we believe that our lenders will not declare an event of default so long as we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities, if our lenders declare an event of default under our credit facility agreements, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. We believe that we will generate sufficient cash from operations and proceeds from new equity to satisfy our liquidity needs for the next 12 months and enable us to continue as a going concern. As of March 11, 2009, we had issued and sold a total of 71,265,000 common shares pursuant to our at-the-market offering under our ATM Equity OfferingSM Sales Agreement, dated January 28, 2009, by and between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated as our agent for the sale of up to $500 million of our common shares, resulting in net proceeds of $370.5 million. However, there is a material uncertainty related to events or conditions that raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. See Note 3 to our audited consolidated financial statements included in this annual report.

Existing Credit Facilities

$1.04 billion revolving credit and term loan facility, dated September 17, 2008

In September and October 2008, Ocean Rig, our wholly-owned subsidiary, drew down a total of $1.0 billion under this credit facility, which was used to repay all other outstanding Ocean Rig debt in the amount of $776 million and for general corporate purposes. This credit facility consists of a guarantee facility which provides us with a letter of credit in the amount of up to $20 million, three revolving credit facilities in the amounts of up to $350 million, $250 million and $20 million, respectively, and a term loan facility in the amount of up to $400 million. This loan bears interest at LIBOR plus a margin, and is repayable in 20 quarterly installments plus a balloon payment of $400 million, payable together with the last installment on September 17, 2013. As of December 31, 2008, we had outstanding borrowings in the amount of $982.5 million under this facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $931 million under this facility.

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

Under this loan, Ocean Rig is restricted from paying dividends if there is less than six months on the contract for the MV Eirik Raude with Tullow Oil Plc, which expires October 2011, and no other contract with equally satisfactory terms has been entered into.

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

$126.4 million term loan facility, dated July 23, 2008

In July 2008, Cretan Traders Inc., our wholly-owned subsidiary, drew down $126.4 million under this term loan facility, which was used to partially finance the acquisition of the secondhand vessel, to be named MV Flecha. This loan bears interest at LIBOR plus a margin, and is repayable in 40 quarterly installments, plus a balloon payment of $20.4 million payable with the last installment in July 2018. As of December 31, 2008, we had outstanding borrowings in the amount of $123.75 million under this term loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $121.1 million under this term loan facility. As of December 31, 2008, we were not in compliance with a covenant for this facility which requires that the market value to loan amount ratio be equal to or greater than 125%.

Under this loan, we are restricted from paying dividends if we are in default of the loan or the payment of dividends would result in a default of the loan.

$103.2 million loan facility, dated June 20, 2008

In June and July 2008, Aegean Traders Inc. and Iguana Shipping Company Limited, our wholly-owned subsidiaries, drew down $32.5 million and $51.6 million under this loan facility, respectively, to partially finance the acquisition cost of the vessels MV Sorrento and MV Iguana. This loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, plus a balloon payment of $16 million payable with the last installment in July 2016 for the MV Sorrento, and 20 quarterly installments, with the last installment in June 2013 for the Iguana. As of December 31, 2008, we had outstanding borrowings in the amount of $78.4 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $74.6 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 20%, (ii) the market value adjusted net worth must be equal to or greater than $250 million and (iii) the market value to loan amount ratio must be greater than or equal to 135%.

$125 million loan facility, dated May 13, 2008

In May and June 2008, Norwalk Star Owners Inc. and Ionian Traders Inc., our wholly-owned subsidiaries, drew down $81.8 million and $43.2 million, respectively, under this loan facility to partially finance the acquisition cost of the vessels MV Capri and MV Positano. This loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, plus a balloon payment of $19 million payable with the last installment in June 2016. As of December 31, 2008, we had outstanding borrowings in the amount of $112 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $105.5 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility i) the market-adjusted equity ratio must be greater than or equal to 25%, and ii) the market value to loan amount ratio must be greater than or equal to 125%.

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

Under this guarantee facility, we need the written consent of the lender to pay any dividends. Under this credit facility, we are restricted from paying dividends (i) if we are in default, (ii) if the payment of dividends would result in a default or (iii) if after payment of dividends our liquid funds would be less than $100.0 million. In addition, no dividend may exceed $0.25 per share.

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

$90 million loan facility dated May 5, 2008

In June 2008, Dalian Star Owners Inc, our wholly-owned subsidiary, drew down $90 million under this loan facility to partially finance the acquisition cost of the secondhand vessel MV Mystic. The loan bears interest at LIBOR plus a margin, and is repayable in 14 semi-annual installments, with a balloon payment of $27 million, payable together with the last installment in December 2015. As of December 31, 2008 and March 26, 2009, we had outstanding borrowings in the amount of $80 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 20%, (ii) the market value adjusted net worth must be greater than or equal to $250 million and (iii) the market value to loan amount ratio must be greater than or equal to 125%.

$130 million loan facility, dated March 13, 2008

In March 2008, Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, our wholly-owned subsidiaries, drew down $130 million under this loan facility in order to obtain additional liquidity and for general corporate purposes. The vessels MV Lacerta, MV Menorca, MV Toro and MV Paragon were released from their previous loan and related security obligations, and were provided as collateral under this loan facility. On June 27, 2008, the vessel MV Menorca was sold and its loan balance outstanding at such date of $33 million was fully repaid. On December 9, 2008, the vessel MV Lacerta was renamed MV Delray. The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments plus a balloon payment of $31.6 million, payable with the last installment in March 2015. On March 3, 2009, the MV Paragon was sold and its outstanding loan balance of $28.5 million was fully repaid. As of that date, the balloon payment of $31.6 million was reduced to $20.9 million. As of December 31, 2008, we had outstanding borrowings in the amount of $84 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings in the amount of $53 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 25%, and (ii) the market value to loan amount ratio must be greater than or equal to 125%.

$101.2 million loan facility, dated December 4, 2007

In December 2008 and January 2009, Team-Up Owning Company Limited and Orpheus Owning Company Limited, our wholly-owned subsidiaries, drew down an aggregate of $101.2 million under this loan facility in order to partially finance the acquisition cost of the second hand vessels MV Saldahna (ex. Shino Brilliance) and MV Avoca. The loan bears interest at LIBOR plus a margin, and is repayable in 28 quarterly installments, with a balloon payment of $32.2 million, payable together with the last installment in January 2015. As of December 31, 2008, we had outstanding borrowings in the amount of $91.8 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $88.7 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 30%, and (ii) the market value to loan amount ratio must be greater than or equal to 125%.

$47 million loan facility dated November 16, 2007

In December 2007, Iason Owning Company Limited, our wholly-owned subsidiary, drew down $47 million under this loan facility in order to partially finance the acquisition cost of the second hand vessel MV Oregon (ex. Athina Zafirakis). The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment of $12 million, payable together with the last installment in December 2015. As of December 31, 2008 and March 26, 2009, we had outstanding borrowings in the amount of $38 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 20%, (ii) market value adjusted net worth greater than or equal to $180 million, and (iii) the market value to loan amount must be greater than or equal to 130%.

$90 million loan facility dated October 5, 2007

In October and November 2007, Boone Star Owners Inc. and Iokasti Owning Company Limited, our wholly-owned subsidiaries, drew down $90 million under this loan facility in order to partially finance the acquisition cost of the second hand vessels MV Samatan and MV VOC Galaxy. The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment of $24.3 million, payable together with the last installment in the first quarter of 2016. As of December 31, 2008, we had outstanding borrowings in the amount of $82 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $80 million under this loan facility. As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) the market-adjusted equity ratio must be greater than or equal to 25%, (ii) the market value adjusted net worth must be greater than or equal to $250 million and (iii) the market value to loan amount ratio must be greater than or equal to 125%.

$35 million loan facility dated October 2, 2007

In October 2007, Ioli Owning Company Limited, our wholly-owned subsidiary, drew down $35 million under this loan facility in order to partially finance the acquisition cost of the second hand vessel MV Clipper Gemini. The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment of $11 million, payable together with the last installment in the first quarter of 2017. As of December 31, 2008, we had outstanding borrowings in the amount of $29 million under this loan facility, and as of March 26, 2009, we had outstanding borrowings of $27.5 million under this loan facility. As of December 31, 2008, we were not in compliance with the market value to loan covenant. The Company’s ratio must be greater than or equal to 125%. If we are in default of this loan, we may not pay dividends without the lender’s consent.

$628.8 million senior and junior loan facilities, dated March 31, 2006

In April, 2006, we drew down $628.8 million in order to refinance the then outstanding balance of our prior indebtedness ($528.3 million as at 2005), to provide us with working capital, and to partially finance the acquisition cost of the second hand vessels MV Hille Oldendorff, MV Maganari, MV Ligari and MV Lanzarote. These facilities are comprised of (i) term loan and short-term credit facilities of up to $557.5 million in the aggregate (senior loan facility) and (ii) term loan and short-term credit facilities of up to $71.3 million in the aggregate (junior loan facility). The senior and junior loan facilities were subsequently amended and supplemented (as described below). As of December 31, 2008, we were not in compliance with the following covenants for this facility: (i) market-adjusted equity ratio and (ii) minimum market value adjusted net worth of $750 million.

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

Supplemental letter agreements, each dated May 15, 2006 to the senior and junior loan facilities

During May 2006, we obtained the lenders’ consent to draw down $26,512,500 to partially finance the acquisition of the vessel MV Maganari, an amount exceeding 75% of the market value of the ship. The lenders’ also gave consent to a separate repayment schedule for this amount.

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

Amending and restating agreements, each dated May 23, 2007, to increase the aggregate amounts under the senior and junior loan facilities, as amended in November 2006, by up to $181.0 million and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200.0 million

During 2007, we drew down $319.7 million under the amending and restating agreements in order to partially finance the acquisition cost of the second hand vessels MV Samsara, MV Bargara, MV Marbella, MV Primera, MV Brisbane, MV Majorca, MV Heinrich, MV Oldendorff, MV Menorca, MV Capitola and MV Ecola and any additional vessels. The loan bears interest at LIBOR plus a margin, and is repayable in 37 variable quarterly installments, with a balloon installment of $157.5 million, payable together with the last installment on May 31, 2016. The amending and restating agreements have been further supplemented (as described below).

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

In April 2008, we drew down $49.4 million in order to partly finance the acquisition of the vessel MV Conquistador.

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

Repaid Credit Facilities

$260 million credit facility, dated December 17, 2007

In December 2007, Primelead Limited, our wholly-owned subsidiary, drew down $243.1 million under this credit facility in order to partially finance the acquisition cost of 51,778,647 shares of common stock of Ocean Rig. The loan bears interest at LIBOR plus a margin, and is repayable in eight quarterly installments, with a balloon payment of $121.6 million, payable with the last installment in December 2009. However, as of May 2008, the then outstanding loan balance of $227.9 million was refinanced with the $800 million facility outlined above.

$30.1 million bridge facility, dated August 30, 2007

In September 2007, we drew down $30.1 million under this bridge facility in order to partially finance the acquisition cost of the vessels MV Athina Zafirakis, MV Nord Mercury, MV Shinyo Brilliance and MV VOC Galaxy. The loan bore interest at LIBOR plus a margin, and was repaid in one installment on February 19, 2008.

$30.0 million short-term credit facility, dated May 23, 2007

In June and July 2007, we drew down $30 million under this short-term credit facility in order to partially finance the acquisition of the vessels MV Menorca, MV Bargara, MV Capitola, MV Primera, MV Marbella, MV Ecola, MV Majorca and MV Brisbane. This loan bore interest at LIBOR plus a margin, and was fully repaid on August 21, 2007.

$181 million bridge loan facility dated April 19, 2007

In May, 2007, we drew down $181 million under this bridge loan facility in order to partially finance the acquisition cost of the vessels MV Marbella, MV Bargara, MV Brisbane, MV Capitola, MV Primera and MV Menorca. This loan bore interest at LIBOR plus a margin, and was fully repaid on May 30, 2007.

$33 million short-term bridge loan facility, dated April 5, 2007

In April, 2007, we drew down $33 million under this short-term bridge loan facility in order to partially finance the acquisition cost of the vessel MV Primera. The loan bore interest at LIBOR plus a margin, and was fully repaid on April 23, 2007.

As of March 26, 2009, we had outstanding borrowings in the aggregate amount of $1.9 billion under our credit facilities with various institutions and unutilized lines of credit with one lender in the amount of $951.6 million and cash and cash equivalents (including restricted cash) of $716.7 million. We expect to draw down these available facilities in connection with the construction of drillship Hulls 1865 and 1866. Our weighted average interest rate (including the margin) for the years ended December 31, 2006, 2007 and 2008 was 6.59%, 6.48% and 4.28%, respectively.

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

Derivatives

Interest rate cap and floor agreements: As of December 31, 2007 and 2008, the Company had outstanding eight and thirty, respectively, interest rate cap and floor agreements in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings. The summary terms of the agreements outstanding as of December 31, 2008 are as follows:

(1)	From May 2005, for a period of nine years through February 2014, for a notional amount of $154.2 million. Under the cap and floor provisions of the agreement the Company pays interest at 5.59% if three-month LIBOR is between 5.59% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.59%.

(2)	From May 2005, for a period of 10 years through May 2015, for a notional amount of $120.6 million. Under the cap provisions of the agreement the Company pays interest at 5.8% if three-month LIBOR is between 5.8% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.8%.

(3)	From June 2005, for a period of eight years through March 2013, for a notional amount of $22.0 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%.

(4)	From June 2005, for a period of six years through March 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%.

(5)	From July 2005, for a period of 10 years through April 2015, for a notional amount of $42.4 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%.

(6)	From July 2005, for a period of seven years through April 2012, for a notional amount of $22.3 million. Under the cap provisions of the agreement the Company pays interest at 5.64% if three-month LIBOR is between 5.64% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.64%.

Under the floor provisions of all the above agreements, the Company pays 3.0% if three-month LIBOR is equal or less than 3.0%.

(7)	From August 2007, for a period of four years through November 2011, for a notional amount of $60 million. Under the cap provisions of the agreement the Company pays interest at 5.34% if three-month LIBOR is between 5.34% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%.

(8)	From August 2007, for a period of four years through November 2011, for a notional amount of $75 million. Under the cap provisions of the agreement the Company pays interest at 5.25% if three-month LIBOR is between 5.25% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%.

(9)	From May 2008, for a period of five years through May 2013, for a notional amount of $357 million. Under the provisions of the agreement the Company pays a fixed rate of 3.92% and receives the three-month LIBOR.

(10)	From June 2008, for a period of eight years through May 2016, for a notional amount of $144.2 million. Under the provisions of the agreement the Company pays a fixed rate of 4.385% and receives the three-month LIBOR.

(11)	From June 2008, for a period of eight years through May 2016, for a notional amount of $66 million. Under the provisions of the agreement the Company pays a fixed rate of 4.38% and receives the three-month LIBOR.

(12)	From July 2008, for a period of seven years through July 2015, for a notional amount of $124.8 million. Under the provisions of the agreement the Company pays a fixed rate of 4.13% and receives the three-month LIBOR.

(13)	From July 2008, for a period of seven years through January 2015, for a notional amount of $94.9 million. Under the provisions of the agreement the Company pays a fixed rate of 4.09% and receives the three-month LIBOR.

(14)	From May 2008, for a period of five years through May 2013, for a notional amount of $65 million. Under the provisions of the agreement the Company pays a fixed rate of 3.92% and receives the three-month LIBOR.

(15)	From May 2008, for a period of seven years through November 2015, for a notional amount of $45 million. Under the provisions of the agreement the Company pays a fixed rate of 4.2% and receives the three-month LIBOR.

(16)	From June 2008, for a period of five years through July 2013, for a notional amount of $28.7 million. Under the provisions of the agreement the Company pays a fixed rate of 3.7% and receives the three-month LIBOR.

(17)	From July 2008, for a period of nine years through September 2017, for a notional amount of $174.6 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through September 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(18)	From July 2008, for a period of nine years through September 2017, for a notional amount of $58.2 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through September 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(19)	From July 2008, for a period of six years through September 2014, for a notional amount of $58.2 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through September 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(20)	From July 2008, for a period of six years through September 2014, for a notional amount of $19.39 million. The agreement is divided into two periods. For the first period of three years through September 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through September 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(21)	From July 2008, for a period of nine years through November 2017, for a notional amount of $175.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through November 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(22)	From July 2008, for a period of nine years through November 2017, for a notional amount of $58.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of six years through November 2017 the Company pays a fixed rate of 5.45% and receives the three-month LIBOR.

(23)	From July 2008, for a period of six years through November 2014, for a notional amount of $58.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through November 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(24)	From July 2008, for a period of six years through November 2014, for a notional amount of $19.5 million. The agreement is divided into two periods. For the first period of three years through November 2011, under the cap provisions of the agreement, the Company pays interest at 5.10% if three-month LIBOR is over 5.10% and at three-month LIBOR if LIBOR is between 2.50% and 5.10%; under the floor provisions of the agreement the Company pays 3.75% if three-month LIBOR is below 2.50%. For the second period of three years through November 2014 the Company pays a fixed rate of 5.40% and receives the three-month LIBOR.

(25)	From December 2008, for a period of five years through June 2013, for a notional amount of $28.5 million. Under the provisions of the agreement the Company pays a fixed rate of 3.69% and receives the three-month LIBOR.

(26)	From October 2008, for a period of five years through October 2013, for a notional amount of $49.9 million. Under the provisions of the agreement the Company pays a fixed rate of 3.97% and receives the three-month LIBOR.

(27)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.1% and receives the three-month LIBOR.

(28)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.07% and receives the three-month LIBOR.

(29)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.07% and receives the three-month LIBOR.

(30)	From October 2008, for a period of five years through October 2013, for a notional amount of $100 million. Under the provisions of the agreement the Company pays a fixed rate of 4.05% and receives the three-month LIBOR.

Interest swap agreements: In September 2008, Ocean Rig entered into three interest swap agreements for an amount of $100 million, $300 million and $350 million, respectively, for a period of five years. Under the $100 million interest swap (with a bullet structure), the Company receives a floating interest rate and in exchange, pays a fixed interest rate of 3.77%. Under the $300 million interest swap (with a bullet structure), the Company receives a floating interest rate and in exchange, pays a fixed interest rate of 3.80%. Under the $350 million interest swap (reducing quarterly linearly to zero and a net position as per December 31, 2008 of $332.5 million), the Company receives a floating interest rate and in exchange, pays a fixed interest rate of 3.53%. As of December 31, 2008, the market value of the interest swaps was a liability of $47.2 million (2007: liability $0.3 million).

Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the USD against the Euro. As of December 31, 2006, the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option was $1.21 per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007. As of December 31, 2006, the Company had on forward foreign exchange contract, maturing in January 2007. The strike rate was $1.2320 per Euro for an amount of Euro 200,000. The forward rate under this forward transaction was $1.2320 per Euro for an amount of Euro 200,000.

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

Forward freight agreements: During the year ended December 31, 2006, the Company entered into 17 forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2007 and 2008, no FFAs remain open.

Cash Flows

Year ended December 31, 2008 compared to year ended December 31, 2007

Our cash and cash equivalents increased to $303.1 million as of December 31, 2008, compared to $111.1 million as of December 31, 2007, primarily due to increased cash provided by operating and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $1.8 billion as of December 31, 2008, compared to a working capital deficit of $86.3 million as of December 31, 2007. The deficit increase is due to the large increase in the current portion of long-term debt resulting from our breach of loan covenants coupled with the prolonged and continuing deterioration of the drybulk charter market. If we were not in breach of our loan covenants, and $1.8 billion of indebtedness were not reclassified to current liabilities as a result of such breach, our working capital deficit would be $49.8 million.

If our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position and our ability to make timely payments on our newbuilding purchase contracts and to meet our debt repayment obligations.

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

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $132.2 million, or 32%, to $540.1 million for the year ended December 31, 2008, compared to $407.9 million for the year ended December 31, 2007. This increase is primarily due to the increased time charter rates we earned during the year ended December 31, 2008 and the enlargement of our fleet. We expect our net cash provided by operating activities to decline as a result of the recent severe decline in drybulk charter market rates.

Net Cash Used In Investing Activities

Net cash used in investing activities was $2.1 billion for the year ended December 31, 2008, consisting of $991.3 million paid to acquire Ocean Rig, $742.8 million in payments for vessel acquisitions, $507.3 million in advances for vessel acquisitions and vessels under construction, $16.6 million in payments for rig improvements, $262.7 million in payments to restricted cash, partly offset by an amount of $410.2 million representing the net proceeds received from the sale of the vessels MV Matira, MV Menorca, MV Netadola, MV Lanzarotte, MV Waikiki Solana and MV Tonga during the year ended December 31, 2008. Net cash used in investing activities also includes an increase of $262.7 million in restricted cash due to changes in the classification of the loan balances from long-term to current liabilities.

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

Net Cash Provided By/Used In Financing Activities

Net cash provided by financing activities was $1.8 billion for the year ended December 31, 2008, consisting mainly of $2.9 billion drawdown under short-term and long-term facilities and $662.7 million from net proceeds from the issuance of common stock, partly offset by payments under short- and long-term credit facilities in the aggregate amount of $1.7 billion and $33.2 million of cash dividends paid to stockholders.

Net cash provided by financing activities was $656.4 million for the year ended December 31, 2007, consisting mainly of $860.8 million drawdown under short- and long-term loan facilities and $127.1 million from net proceeds from the issuance of common stock, partly offset by payments of loans in the aggregate amount of $296.7 million and $28.4 million of cash dividends paid to stockholders.

C.	Research and Development, Patents and Licenses etc.

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008:

	Payments due by period
Obligations	Total	1 year	2-3 years	4-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	3,198,234	2,396,660	279,074	522,500	—
Interest and borrowing fees (2)	836,555	147,948	235,033	257,383	196,191
Shipbuilding contracts-Vessels (3)	47,237	47,237	—	—	—
Shipbuilding contracts-Drillships (4)	1,162,771	21,695	1,141,076	—	—
Newbuilding purchases (5)	560,855	389,945	170,910	—	—
Retirement Plan Benefits (6)	18,402	1,463	3,149	3,472	10,318
Operating leases (7)	4,882	1,481	2,565	836	—
Office space rent (8)	36	13	23	—	—

Total	5,828,972	3,006,442	1,831,830	784,191	206,509

(1)	As further discussed in Note 11 to our audited consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2008, was $3,198.2 million (gross of unamortized deferred financing fees of $39.4 million), which were used to partially finance the expansion of our fleet, the construction of drilling rigs and the acquisition of Ocean Rig. The loans bear interest at LIBOR plus a margin. The amounts in the table under “Long Term Debt” do not include any projected interest payments.
(2)	Our long-term debt outstanding as of December 31, 2008 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate of 4.06% as of December 31, 2008.
(3)	In September 2006, the Company entered into two shipbuilding contracts with a Chinese shipyard for the construction of two Panamax drybulk vessels for a contract price of $38.3 million each. As of December 31, 2008, an amount of $20.0 million was paid to the shipyard representing the first, second and third installments for the construction cost of the two vessels which are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010. We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding.
(4)	In April 2008, the Company exercised its option to acquire two advanced capability drillships for use in ultra-deepwater drilling locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per unit. The drillships will be constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the first and second quarter of 2011, respectively. As of December 31, 2008, an amount of $411.9 million was paid to the shipyard representing the first and second installment for the construction cost of the two drillships.
(5)	On July 27, April 30 and August 13, 2008, the Company concluded seven memoranda of agreement for the construction of three 180,000 dwt Capesize drybulk carriers, one 177,000 dwt Capesize drybulk carrier, two 82,000 dwt Kamsarmax drybulk carriers and one 76,000 dwt Panamax drybulk carrier for a total consideration of $647.5 million. As of December 31, 2008, an amount of $87.0 million was paid to the sellers representing a portion of the total purchase price of the six newbuilding vessels varying from 10% to 30% which are expected to be delivered from the shipyard in the last quarter of 2009 and the third quarter of 2010.
(6)	The Company has six defined benefit plans for employees managed and funded through Norwegian life insurance companies at December 31, 2008. The pension plans covered 237 employees by year end 2008. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.
(7)	The Company entered into a new five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts.
(8)	The Company leases office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO.

Dividend Payments

On January 9, April 2, July 18 and September 30, 2008, the Company declared dividends in the aggregate amount of $33.2 million ($7.3 million ($0.20 per share, paid on January 31, 2008 to the stockholders of record as of January 18, 2008), $8.5 million ($0.20 per share, paid on April 30, 2008 to the stockholders of record as of April 17, 2008), $8.7 million ($0.20 per share, paid on August 22, 2008 to the stockholders of record as of August 8, 2008), $8.7 million ($0.20 per share, paid on October 31, 2008 to the stockholders of record as of October 15, 2008), respectively).

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

See section “forward-looking statements” at the beginning of this annual report.

Item 6.	Directors and Senior Management

A.	Directors and Senior Management

On December 19, 2008, Mr. Angelos Papoulias resigned as a member of our board of directors. This resignation was accepted by us on December 22, 2008, on which date our board of directors appointed Mr. Evangelos Mytilinaios as a member of the board and as the chairman of our audit committee to succeed Mr. Papoulias. Mrs. Chryssoula Kandylidis was appointed to our board of directors on March 5, 2008 to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis.

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

Biographical information with respect to each of our directors, executives and key personnel is set forth below. Mr. Economou and Ms. Kandylidis are siblings.

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since its inception in 2004. He successfully took the Company public in February 2005. Economou has overseen the Company’s growth into the largest U.S. listed drybulk company in fleet size and revenue, and the second largest Panamax owner in the world. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies (“Cardiff”). Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. He was born and raised in Athens, Greece and is a graduate of Athens College. Mr. Economou completed his higher education at the Massachusetts Institute of Technology where, in 1976, he earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management. Effective May 30 2007, Mr. Economou was appointed by the board of directors of DryShips Inc. as the Interim Chief Financial Officer.

George Demathas was appointed to the board of directors of DryShips Inc. on July 18, 2006 to fill the vacancy resulting from the resignation of Mr. Nikolas Tsakos. Mr. Demathas has a BA in Mathematics and Physics from Hamilton College in New York, and a M.S. in Electrical Engineering and Computer Science from Columbia University. As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industries in the USSR. Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Since 1996 he has invested in natural gas trunk pipelines in Central Asia. He is based in Moscow and travels widely in Europe and the U.S.A.

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

Pankaj Khanna was appointed as the Company’s Chief Operating Officer in March 2009. Mr. Khanna has 19 years of experience in the shipping industry. Prior to joining the Company, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. Prior to joining Alba Maritime Services S.A., Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales & purchase activities, newbuilding ordering activities and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a large multinational shipbroker. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Iro Bei was appointed as corporate secretary of the Company with effect from August 21, 2008. Ms. Bei is an attorney-at-law and is an associate at Deverakis Law Office. Ms. Bei graduated from the School of Law, University College London, U.K. with an LL.B. (2003) and an LL.M. (2004) and she is a member of the Athens Bar Association (2008).

B.	Compensation of Directors and Senior Management

We paid an aggregate amount of $9.0 million as compensation to our executive directors for the fiscal year ended December 31, 2008. Non-executive directors received annual compensation in the aggregate amount of $705,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

We entered into an agreement with Fabiana with an effective date of January 2008, a related-party entity incorporated in the Marshall Islands, in May 2008. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The agreement is for a period of five years unless terminated earlier in accordance with the terms of the agreement. Pursuant to the agreement, the Company is obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) grant to Fabiana one million (1,000,000) restricted shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (described below). Such shares vest quarterly in eight equal installments beginning in May 2008. Our Chief Executive Officer also serves as our Interim Chief Financial Officer. On January 21, 2009, the Compensation Committee of the Company approved an increase in the annual fee to Fabiana from $2,000,000 in Dollars to Euro 2,000,000 per year, effective January 1, 2009.

On January 21, 2009, the Company’s Chief Executive Officer received a bonus of Euro 5,000,000, related to services performed during 2008.

Equity Incentive Plan

On January 16, 2008, the Company’s board of directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees, and directors are eligible to receive, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 1,834,055 shares of common stock have been reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the plan will expire after January 16, 2018, which is the tenth anniversary of the date the Plan was adopted. As of December 31, 2008, we have awarded 1,000,000 restricted common shares to Fabiana. The shares vest quarterly in eight equal installments with the first, second, third and fourth installments of 125,000 common shares vesting on May 28, 2008, August 28, 2008 and November 28, 2008 and February 28, 2009, respectively. As of March 26, 2009, 500,000 of these common shares have vested.

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

On October 2, 2008, the Company’s board of directors and Compensation Committee approved grants in the amount of 9,000 vested restricted shares and 9,000 unvested restricted shares to the non-executive directors of the Company. The unvested common shares will vest ratably over a three year period with the first vesting date being January 1, 2009. The fair value of each vested share on the grant date was $33.59 and will be recognized as compensation in the consolidated income statements over the three year vesting period quarterly in twelve equal installments.

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

Stock options and stock appreciation rights may be granted under the Plan with a per share exercise price equal to the per share fair market value of our common stock on the date of grant, unless otherwise determined by the Plan’s administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights may be exercisable at times and under conditions as determined by the Plan’s administrator, but in no event will they be exercisable later than 10 years from the date of grant. Awards of restricted stock, restricted stock units and phantom stock units may be granted under the Plan subject to vesting and forfeiture provisions and other terms and conditions as determined by the Plan’s administrator. The Plan’s administrator may grant dividend equivalents with respect to grants of restricted stock units and phantom stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan’s administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

C.	Board Practices

Committees of the Board of Directors

The Board has established an audit committee comprised of three independent directors: Evangelos Mytilinaios, George Demathas and George Xiradakis. The audit committee is governed by a written charter, which is approved by the board of directors. The board of directors has determined that the members of the audit committee meet the applicable independence requirements under SEC Rule 10A-3 that all members of the audit committee fulfill the requirement of being financially literate and that George Xiradakis qualifies as an audit committee financial expert as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:

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

As of December 31, 2008, the Company employed two persons with respect to its operations in the drybulk shipping sector: our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. Economou, and our internal auditor, both of whom are located in Athens, Greece. As of December 31, 2008, the Company employed approximately 401 skilled employees in its offshore drilling sector, the majority of whom are employed on the MV Leiv Eiriksson and the MV Eirik Raude.

Mr. Pankaj Khanna joined the Company as chief operations officer in March 2009.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions”. On October 2, 2008, our board of directors and Compensation Committee approved grants in the amount of 9,000 vested restricted shares and 9,000 unvested restricted shares to our non-executive directors. Other than as set forth below in Item 7 “Major Shareholders and Related Party Transactions,” none of our officers or directors own any of our shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 26, 2009. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

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

The management fee we pay to Cardiff, our manager, is Euro 575 per day per vessel. In addition, the management agreements provide for payment to Cardiff of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 575 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; (v) a quarterly fee of Euro 250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) 0.2% on derivative agreements and loan financing or refinancing. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 Cardiff has acted as the Company’s chartering broker and sales and purchase broker.

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

Cardiff also provides other management services for each of the drybulk carrier vessels. Cardiff provides commercial operations and freight collection services in exchange for a fee of Euro 85 per day per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premia per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance, average and salvage claims) in exchange for a fee of Euro 150 per person per day of eight hours.

Additionally, Cardiff provides us with financial accounts services in exchange for a fee of Euro 115 per day per vessel. We also pay Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial reporting requirements under the Securities and Exchange Act of 1934, as amended. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the years ended December 31, 2007 and 2008, we incurred costs of $1,369,000 and $1,832,000, respectively, to reimburse Cardiff for additional services not covered by the management agreements in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter which was EURO/USD 1.23, 1.34. and 1.41 for the years ended December 31, 2006, 2007 and 2008, respectively.

Dividend Reinvestment and Repayment of Indebtedness: On October 31, 2006, we issued an aggregate of 235,585 common shares to Elios, Advice Investment S.A., or Advice, and Magic Management S.A., or Magic, pursuant to share purchaser agreements whereby each of Elios, Advice and Magic agreed to invest such stockholder’s $0.20 per share dividend payment in respect of the third quarter of 2006 which was paid on October 31, 2006 to stockholders of record on September 29, 2006. In addition, under the same agreement, we issued 254,512 common shares to Goodwill Shipping Company Limited, or Goodwill, a corporation organized under the laws of Malta and controlled by Mr. Economou, in payment of $3,327,000 of principal and interest due under a seller’s credit agreement in connection with the acquisition of the vessel MV Hille Oldendorf. The common shares issued to the selling stockholders and Goodwill were issued at a price of $13.07 per share, which is the average closing price of the Company’s common stock on the Nasdaq Global Select Market for the eight trading days ended October 24, 2006. In December 2006, the Company filed a registration statement on Form F-3 on behalf of Elios, Advice and Magic registering for resale an aggregate of 15,890,097 of our common shares held by them.

Appointment of Cardiff’s General Manager to our Board of Directors: On May 29, 2007, Mr. Aristidis Ioannidis, the General Manager of Cardiff, was appointed to our board of directors. Mr. Ioannidis resigned in March 2008.

Office Lease: We lease office space in Athens, Greece, from Mr. George Economou, our Chairman, Chief Executive Officer, and Interim Chief Financial Officer. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of five years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years was Euro 9,000 and thereafter it has been adjusted annually for inflation increases. The current annual rental rate for the office space in Athens, Greece is Euro 9,228, which will be adjusted on October 1, 2009 for inflation increases.

Consultancy Agreement: We entered into an agreement with Fabiana, a related-party entity incorporated in the Marshall Islands, on May 28, with an effective date of February 2008. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of chief executive and chief financial officer of the Company. The agreement is for a period of five years unless terminated earlier in accordance with the terms of the agreement. Pursuant to the agreement, the Company is obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana one million (1,000,000) restricted shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (described below). Such shares vest quarterly in eight equal installments beginning in May 2008. Our Chief Executive Officer also serves as our Interim Chief Financial Officer. On January 21, 2009, the Compensation Committee of the Company approved an increase in the annual fee to Fabiana from $2,000,000 in Dollars to Euro 2,000,000 per year, effective January 1, 2009.

Right of First Refusal: Mr. Economou has entered into a letter agreement which includes a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, enters into an agreement that sets forth terms upon which he or it would acquire that drybulk carrier. Pursuant to this letter agreement, Mr. Economou will notify our audit committee of any agreement that he or his other affiliates have entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and will provide the audit committee a seven calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee of that opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to become the purchaser of such drybulk carrier, before Mr. Economou will accept the opportunity or offer it to any of his other affiliates. Our audit committee, which consists of our independent directors, will require a simple majority vote to accept or reject this offer.

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

Purchase of Ocean Rig ASA shares: On December 20, 2007 Primelead, a wholly owned subsidiary of DryShips Inc., acquired 51,778,647 shares in Ocean Rig ASA following its nomination as a buyer from Cardiff. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff amounting to $4.0 million. The commission was treated as an internal cost and is included in “Other, net” in the Company’s consolidated statements of income. This commission was paid on February 1, 2008.

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

Adjustment in Contract Price for Two Panamax Newbuildings: We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels are scheduled for delivery from Hudong Shipbuilding in the fourth quarter of 2009 and the first quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding. We have issued a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A.

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

In July 2006, Ocean Rig commenced London arbitration proceedings against Irving Shipbuilding, Inc., or ISI in relation to ISI’s role in the completion of the MV Eirik Raude in 2001 and 2002. The proceedings principally concern ISI’s financial management of the project in respect of which Ocean Rig will seek substantial damages from ISI.

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

Our common stock currently trades on The NASDAQ Global Select Market under the symbol “DRYS.” Since our initial public offering in February 2005, the price history of our common stock was as follows:

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “DRYS.” Since the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, the high and low closing price of our common stock were as follows:

	Sales Price
For the Period	High	Low
2009
January	$16.58	$6.63
February	$7.16	$3.47
March	$5.52	$2.79

2008
Fourth quarter	$35.45	$3.54
December	12.43	3.71
November	21.94	3.54
October	35.45	14.05
Third quarter	$79.61	$33.15
September	68.78	33.15
August	79.61	66.30
July	79.13	70.58
Second quarter	$110.74	$59.98
First quarter	$87.45	$52.18

2007
1st Quarter ended March 31, 2007	$23.61	$16.85
2nd Quarter ended June 30, 2007	$43.38	$23.24
3rd Quarter ended September 30, 2007	$91.40	$44.14
4th Quarter ended December 31, 2007	$130.97	$69.67
Year ended December 31, 2007	$130.97	$16.85

2006
Year ended December 31, 2006	$18.06	$8.50

	High	Low
2005
February 3, 2005 to December 31, 2005	$23.90	$11.81

On April 1, 2009, the closing price for our common stock on the Nasdaq Global Select Market was $5.05 per share.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Dissenters’ Rights of Appraisal and Payment

Under the Marshall Islands Business Corporations Act, or BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.

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

Indemnification of Officers and Directors

Our bylaws includes a provision that entitles any director or officer of the Company to be indemnified by the Company upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our bylaws. We believe that these indemnification provisions and the insurance we provide are useful to attract and retain qualified directors and executive officers.

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

Anti-Takeover Provisions of Our Charter Documents

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti -takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of the Company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 500 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management.

Stockholders Rights Agreement

We entered into a stockholders rights agreement with American Stock Transfer & Trust Company, as rights agent, as of January 18, 2008. Under this agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value U.S.$0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the Company’s common stock or (2) the tenth business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the Company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $250 (the “Exercise Price”) a fraction ( 1/1000th) of one share of the Company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 15% of the Company’s common stock then each holder of a Right (except that acquiring person) will be entitled to buy at the Exercise Price, a number of shares of the Company’s common stock which has a market value of twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of the Company’s common stock and before that Acquiring Person acquires more than 50% of the Company’s outstanding common stock, the Company may exchange each Right owned by all other rights holders, in whole or in part, for one share of the Company’s common stock. The Rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the Rights as described above. The Company can redeem the Rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company’s common stock. The terms of the rights and the stockholders rights agreement may be amended without the consent of the rights holders at any time on or prior to the distribution date. After the distribution date, the terms of the Rights and the stockholders rights agreement may be amended to make changes, which do not adversely affect the Rights of the rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of the Company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

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

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the U.S. Treasury Department, the Company will be exempt from United States taxation on its United States source shipping income if:

(i)	It is organized in a “qualified foreign country” which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the “country of organization requirement;” and

(ii)	It can satisfy any one of the following two (2) stock ownership requirements:

•

more than 50% of the Company’s stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the “50% Ownership Test;” or

•

the Company’s stock is “primarily and regularly” traded on an established securities market located in the United States or in a qualified foreign country, which the Company refers to as the “Publicly Traded Test.”

The U.S. Treasury Department has recognized (i) the Marshall Islands, the country of incorporation of the Company and of 34 of its ship-owning subsidiaries and (ii) Malta, the country of incorporation of 27 of the Company’s ship-owning subsidiaries, as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the country of organization requirement.

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2008 taxable year, the Company believes that it satisfied the “publicly-traded test” since, for more than half the days of the Company’s 2008 taxable year, the Company’s stock was “primarily and regularly traded” on the Nasdaq Global Select Market which is an “established securities market” in the United States within the meaning of the Section 883 regulations and intends to take this position on its 2008 United States income tax returns.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, the Company’s United States source shipping income would be subject to a 4% tax imposed by Section 887 of the internal revenue code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on the United States source shipping income for 2007 and 2008, the Company would be subject to United States federal income tax of approximately $1.13 and $1.7 million respectively under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

Ocean Rig does not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, United Kingdom or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our short- and long-term debt. The international drybulk and offshore drilling industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

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

For a description of our derivatives, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivatives”.

Foreign currency exchange risk

We generate all of our revenues in Dollars but currently incur approximately 50% of our operating expenses and the majority of our management expenses in currencies other than the Dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize the exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent Dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. At December 31, 2008, we had no open foreign exchange derivative contracts.

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

(c)	Report of Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte, an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2008, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. Such report appears on page F-5.

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

Ernst & Young (Hellas), Certified Auditors Accountants S.A, or Ernst & Young, have audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2006. On May 28, 2007, the Company retained Deloitte as auditors of the Company for the fiscal year ended December 31, 2008 and 2007.

The table below sets forth the aggregate fees for the services performed by Deloitte in 2008 and 2007 and Ernst & Young (Hellas) in 2006 and identifies these amounts by category of services.

	2006	2007	2008
Audit fees	$633,937	$1,028,925	$1,550,618
Audit related fees	—	108,688	—
Tax fees	—	—	—
All other fees	—	—	—

Total fees	$633,937	$1,137,613	$1,550,618

Audit fees

The 2008 amount of $1,550,618 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews, the issuance of 4,759,000 common shares in March 2008 and the issuance of 27,050,000 common shares from October through December 2008 under our controlled equity offering sales agreement. There were no tax, audit-related or other fees billed in 2008.

The 2007 amount of $1,028,925 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 1,190,000 shares of our common stock from October through December 2007 under a controlled equity offering sales agreement. The audit-related fees billed relate to a potential offering which was not pursued. There were no tax or other related fees billed in 2007.

The 2006 amount of $633,937 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 4,650,000 shares of our common stock from May through August 2006 under a controlled equity offering sales agreement. There were no tax, audit-related or other fees billed in 2006.

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

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq’s corporate governance rules are described below:

•

In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the BCA, providing that the board of directors approves share issuances.

•	The Company’s board of directors does not hold regularly scheduled meetings at which only independent directors are present.

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

Item 19.	Exhibits

(a) Exhibits, Exhibit Number, Description

1.1	Articles of Amendment to Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (2)

2.1	Form of Share Certificate*

4.1	2008 Equity Incentive Plan of the Company (3)

4.2	Loan Agreement dated November 12, 2004 by and between certain subsidiaries of the Company, Commerzbank AG and HSH Nordbank AG relating to a facility of up to $185,000,000 (4)

4.3	Senior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $518,750,000 (5)

4.4	Junior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $110,000,000 (6)

4.5	Supplemental Letter Agreement dated May 15, 2006 to the HSH Nordbank Senior and Junior Loan Agreement*

4.6	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Senior Loan Agreement (7)

4.7	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Junior Loan Agreement (8)

4.8	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Senior Loan Agreement (9)

4.9	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Junior Loan Agreement (10)

4.10	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Senior Loan Agreement*

4.11	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Junior Loan Agreement*

4.12	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Senior Loan Agreement*

4.13	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Junior Loan Agreement*

4.14	Subordinated Term Note dated April 5, 2007 by and between Kronos Owning Company Limited and Elios Investments Inc. for the principal amount of $33,000,000*

4.15	Loan Agreement dated April 19, 2007 by and between the Company and certain financial institutions listed therein relating to a bridge loan facility of up to $150,000,000 (initially), which may be increased to an amount of up to $181,000,000 (11)

4.16	Subordinated Term Note dated May 23, 2007 by and between the Company and Elios Investments Inc. for the principal amount of $30,000,000*

4.17	Loan Agreement dated August 30, 2007 by and between the Company and HSH Nordbank AG relating to a bridge loan facility of up to $30,076,250*

4.18	Controlled Equity Offering Sales Agreement dated October 12, 2007 by and between the Company and Cantor Fitzgerald & Co. (12)

4.19	Contract for the Construction and Sale of a Drillship (Hull No. 1837) dated September 17, 2007 by and between Drillship Hydra Owners Inc. and Samsung Heavy Industries Co., Ltd. (13)

4.20	Contract for the Construction and Sale of a Drillship (Hull No. 1838) dated September 17, 2007 by and between Drillship Paros Owners Inc. and Samsung Heavy Industries Co., Ltd. (14)

4.21	Loan Agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000 (15)

4.22	Loan Agreement dated October 5, 2007 by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000*

4.23	Loan Agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000 (16)

4.24	Loan Agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000 (17)

4.25	Sale and Purchase Agreement dated December 6, 2007 by and between certain entities managed by Cheyne Capital Management (UK) LLP and Cardiff Marine Inc. relating to the purchase of shares of Ocean Rig ASA (18)

4.26	Loan Agreement dated December 17, 2007 by and between Primelead Limited and Nordea Bank Finland Plc relating to a credit facility of up to $260,000,000 (19)

4.27	Contract for Construction and Sale of a Drillship (Hull No. 1865) dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. (20)

4.28	Contract for Construction and Sale of a Drillship (Hull No. 1866) dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. (21)

4.29	Agreement dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1865*

4.30	Agreement dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1866*

4.31	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1866) by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd.*

4.32	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1865) by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd.*

4.33	Loan Agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000*

4.34	Loan Agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG and other financial institutions listed therein relating to a term loan facility of up to $90,000,000*

4.35	International Swap Dealers Association Inc. Master Agreement dated May 7, 2008 by and between the Company and EFG Eurobank Ergasias S.A.*

4.36	Loan and Guarantee Facility Agreement dated May 9, 2008 by and between Primelead Limited, Nordea Bank Finland Plc and DnB NOR Bank ASA relating to a credit facility of up to $800,000,000 and a guarantee facility of up to NOK 5,000,000,000*

4.37	Waiver Agreement dated February 12, 2009, to the Nordea Bank $800,000,000 Loan and Guarantee Facility*

4.38	Loan Agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc. Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000*

4.39	Consultancy Agreement dated May 28, 2008 by and between the Company and Fabiana Services S.A.*

4.40	Loan Agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000*

4.41	Loan Agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000*

4.42	Credit Facility Agreement dated July 18, 2008 by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (22)

4.43	Credit Facility Agreement dated July 18, 2008 by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (23)

4.44	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000*

4.45	Share Purchase Agreement dated October 3, 2008 by and between Primelead Shareholders Inc., Entrepreneurial Sprit Holdings Inc., Advice Investments S.A., Magic Management Inc. and Deep Sea Investments Inc. (24)

4.46	Agreement dated January 15, 2009 by and between the Company and Central Mare Inc., as amended on March 18, 2009*

4.47	ATM Equity OfferingSM Sales Agreement dated January 28, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (25)

4.48	Termination and Release Agreement dated March 6, 2009 by and between the Company and the purchasers named therein (26)

4.49	Securities Purchase Agreement dated March 6, 2009 by and between the Company and the purchasers named therein (27)

8.1	Subsidiaries of the Company*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Hellas)

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young Norway)

15.3	Consent of Independent Registered Public Accounting Firm (Deloitte)

(1)	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.
(2)	Filed as Exhibit 3.2 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.
(3)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on January 24, 2008.
(4)	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-122008) on January 13, 2005.
(5)	Filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F on April 21, 2006.
(6)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on April 21, 2006.
(7)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(8)	Filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(9)	Filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(10)	Filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(11)	Filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(12)	Filed as an Exhibit 1.1 to the Company’s Current Report on Form 6-K on October 15, 2007.
(13)	Filed as Exhibit 10.2 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(14)	Filed as Exhibit 10.3 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(15)	Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(16)	Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(17)	Filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(18)	Filed as Exhibit 4.14 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(19)	Filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(20)	Filed as Exhibit 10.4 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(21)	Filed as Exhibit 10.5 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(22)	Filed as Exhibit 10.6 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(23)	Filed as Exhibit 10.7 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(24)	Filed as Exhibit 10.1 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(25)	Filed as Exhibit 1.4 to the Company’s Current Report on Form 6-K on January 29, 2009.
(26)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on March 10, 2009.
(27)	Filed as Exhibit 2 to the Company’s Current Report on Form 6-K on March 10, 2009.
*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on March 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: April 2, 2009	By:	/s/ George Economou
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

As discussed in Note 5 to the consolidated financial statements, in 2008 the Company changed its method of accounting for dry docking costs, and retrospectively adjusted the 2006 consolidated financial statements.

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

The accompanying consolidated financial statements have been prepared assuming that Ocean Rig ASA and subsidiaries will continue as a going concern. As more fully described in Note 14, Ocean Rig ASA is a wholly owned subsidiary of DryShips Inc. On a consolidated basis, DryShips Inc. reported a current portion of long-term debt of $2,370,556 as of December 31, 2008 due to DryShip Inc.’s inability to comply with financial covenants under its current debt agreements and a negative working capital position. These conditions raise substantial doubt about DryShips Inc.’s ability to continue as a going concern. Because of the aforementioned conditions relating to DryShips Inc., and the uncertainties surrounding its plans to address its liquidity needs, the parent entity’s actions could have a substantial effect on Ocean Rig ASA and subsidiaries’ assets; therefore, there is also substantial doubt about whether Ocean Rig ASA and subsidiaries will continue as a going concern. The 2008 consolidated financial statements of Ocean Rig ASA and subsidiaries do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

As discussed in Note 1 to the consolidated financial statements, in 2008 the Company changed its method of accounting for dry docking costs and retrospectively adjusted the 2007 consolidated financial statements to reflect the change.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated March 27, 2009, expressed an unqualified opinion on those financial statements and financial statement schedule and included explanatory paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and the Company’s change in accounting for dry docking costs during 2008.

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

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. Dollars - except for share data)

				Additions Paid-in Capital	Accumulated Other Comprehensive Loss		Total Stockholders’ Equity
	Comprehensive Income/(loss)	Capital Stock				Retained Earnings
		# of Shares	Par Value
BALANCE DECEMBER 31, 2005 (as reported)	—	30,350,000	304	264,600	—	91,597	356,501
Cumulative effect adjustment from change in accounting policy for dry dockings	$—	—	—	—	—	(3,781)	(3,781)

BALANCE, December 31, 2005 (as adjusted) (Note 1 and 5)		30,350,000	304	264,600	—	87,816	352,720
Net income	54,312	—	—	—		54,312	54,312
Issuance of common stock		4,650,000	46	56,444		—	56,490
Issuance of common stock to settle dividends		235,585	2	3,078		—	3,080
Issuance of common stock to settle liabilities		254,512	3	3,324		—	3,327
Dividends declared and paid ($0.80 per share)	—	—	—	—		(25,237)	(25,237)

Comprehensive income	54,312

BALANCE, December 31, 2006 (as adjusted) (Note 1 and 5)		35,490,097	355	327,446	—	116,891	444,692
Net income	478,325	—	—	—	—	478,325	478,325
Issuance of common stock		1,191,000	12	127,092	—		127,104
Dividends declared and paid ($0.80 per share)		—	—	—	—	(28,392)	(28,392)

Comprehensive income	$478,325

BALANCE, December 31, 2007 (as adjusted) (Note 1 and 5)		36,681,097	367	454,538	—	566,824	1,021,729
Net loss	(361,282)	—	—	—	—	(361,282)	(361,282)
Issuance of common stock		32,918,903	329	662,335	—	—	662,664
Issuance of restricted shares and amortization of stock based compensation		1,000,000	10	31,492	—	—	31,502
Unrealized loss on cash flow hedges	(46,548)	—	—	—	(46,548)	—	(46,548)
Increase in minimum pension liability	1,701	—	—	—	1,701	—	1,701
Redeemable minority interest		—	—	—	—	15,050	15,050
Dividends declared and paid ($0.80 per share)		—	—	—	—	(33,244)	(33,244)

Comprehensive loss	$(406,129)

BALANCE, December 31, 2008		70,600,000	706	1,148,365	(44,847)	187,348	1,291,572

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

	Ship-owning Companies with vessels sold	Country of Incorporation	Vessel
49.	Tolan Shipping Company Limited(“Tonga”)	Malta	Tonga (sold-Nov 2008) (Note 8)
50.	Thassos Traders Inc.(“Thassos”)	Marshall Islands	Sidari (cancelled Dec 08)(Note 8)
51.	Milos Traders Inc. (“Milos”)	Marshall Islands	Petani (cancelled Dec 08)(Note 8)
52.	Sifnos Traders Inc(“Sifnos”)	Marshall Islands	Hull 1568A(cancelled Dec 08)(Note 8)
53.	Tinos Traders Inc (“Tinos”)	Marshall Islands	Hull 1569A(cancelled Dec 08)(Note 8)
54.	Felicia Navigation Company Limited ) (“Felicia”)	Malta	Solana (sold - August 2008) (Note 8)
55.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki (sold – July 2008) (Note 8)
56.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (sold-June 2008) (Note 8)
57.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote (sold-June 2008) (Note 8)
58.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola (sold- April 2008) (Note 8)
59.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (sold – February 2008) (Note 8)
60.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (sold – December 2007)
61.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold –July 2007)
62.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold - July 2007)
63.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
64.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
65.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
66.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
67.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
68.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
69.	Blueberry Shipping Company Limited (“Blueberry”)	Malta	Panormos (sold – January 2007)
70.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
71.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)
72.	Annapolis Shipping Company (“Annapolis”)	Malta	Lacerta

Ocean Rig Subsidiaries
73.	Ocean Rig ASA	Norway
74.	Ocean Rig Norway AS	Norway
75.	Ocean Rig AS	Norway
76.	Ocean Rig UK Ltd	UK
77.	Ocean Rig Ltd	UK
78.	Ocean Rig Ghana Ltd	Ghana
79.	Ocean Rig USA AS	Norway
80.	Ocean Rig USA LLC	USA
81.	Ocean Rig 1 AS	Norway
82.	Ocean Rig 2 AS	Norway
83.	Ocean Rig Canada Inc.	Canada
84.	Ocean Rig North Sea AS	Norway
85.	Ocean Rig 1 Inc.	Marshall Islands
86.	Ocean Rig 2 Inc.	Marshall Islands

Contracted future acquisitions
87.	Drillship Hydra Owners Inc (“Hydra”)	Marshall Islands	Drillship Hull 1837 (Note 6)
88.	Drillship Paros Owners Inc.(“Paros”)	Marshall Islands	Drillship Hull 1838 (Note 6)
89.	Callicles Challenge Inc. (“Callicles”)	Marshall Islands	Hull 1154 (Note 23)
90.	Antiphon Challenge Inc. (“Antiphon”)	Marshall Islands	Hull 1155 (Note 23)
91.	Cratylus Challenge Inc. (“Cratylus”)	Marshall Islands	Hull 1129 (Note 23)
92.	Protagoras Challenge Inc. (“Protagoras”)	Marshall Islands	Hull 1119 (Note 23)
93.	Lycophron Challenge Inc. (“Lycophron”)	Marshall Islands	Hull 1106 (Note 23)
94.	Thrasymachus Challenge Inc. (“Thrasymachus”)	Panama	Morgiana (Note 23)
95.	Hippias Challenge Inc. (“Hippias”)	Liberia	Fernandina (Note 23)
96.	Prodigus Challenge Inc. (“Prodigus”)	Marshall Islands	Pompano (Note 23)
97.	Gorgias Challenge Inc. (“Gorgias”)	Marshall Islands	Ventura (Note 23)
98.	Kerkyra Traders Inc. (“Kerkyra”)	Marshall Islands	Petalidi (Note 8)

	Other companies		Activity
99.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager
100.	Primelead Limited (“Primelead”)	Cyprus	Investment Company
101.	Primelead Shareholders Inc.	Marshall Islands	Investment Company

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

Change in Accounting Policy

During the first quarter of 2008, the Company decided to change the method of accounting for dry docking costs from the deferral method, under which costs associated with dry docking a vessel are deferred and charged to expenses over the period to a vessel’s next scheduled dry docking, to the direct expense method, under which the dry docking costs are expensed as incurred. Management considers this a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry docking activities should be deferred and amortized over a future period.

This change was effected in the accompanying consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 154, “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry docking costs. (Note 5)

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

(o) Long lived assets held for sale: It is the Company’s policy to dispose of long lived assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies long lived assets as being held for sale when: management has committed to a plan to sell the long lived assets; the long lived assets are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(r)	Accounting for Dry docking Costs:

(i)	Drybulk Carrier vessels: During the first quarter of 2008, the Company changed the method of accounting for dry docking costs from the deferral method to the direct expense method whereby costs are expensed in the period incurred. This change was effected in the accompanying consolidated financial statements in accordance with FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Please also refer to Notes 1 and 5.

(ii)	Drilling rigs: The Company follows the direct expense method of accounting for dry docking costs whereby costs are expensed in the period incurred.

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

5.	Change in Accounting for dry docking costs:

As discussed in Note 1, during the first quarter of 2008, the Company decided to change the method of accounting for dry docking costs from the deferral method to the direct expense method. This change was effected in the accompanying consolidated financial statements in accordance with FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry docking costs as follows:

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5.	Change in Accounting for dry docking costs-(continued):

Consolidated Statements of Income

	December 31, 2006			December 31, 2007			December 31, 2008
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Income (expense)
Vessels’ operating expenses	(47,889)	(54,164)	(6,275)	(61,409)	(63,225)	(1,816)	(75,019)	(79,662)	(4,643)
Amortization of dry docking costs	(3,594)	—	3,594	(2,793)	—	2,793	(1,593)	—	1,593
Gain on sale of vessel	8,583	8,845	262	134,963	137,694	2,731	222,621	223,022	401
Operating income/(loss)	96,542	94,123	(2,419)	528,092	531,800	3,708	(11,386)	(14,035)	(2,649)
Income/(loss) before income taxes, equity in loss of investee and minority interest	56,731	54,312	(2,419)	474,916	478,624	3,708	(332,071)	(334,720)	(2,649)
Net income/(loss)	56,731	54,312	(2,419)	474,617	478,325	3,708	(358,633)	(361,282)	(2,649)

Earnings/(loss) per common share, basic and diluted	1.75	1.68	(0.07)	13.29	13.40	0.11	(8.03)	(8.11)	(0.06)

Consolidated Statements of Cash Flows

	December 31, 2006			December 31, 2007			December 31, 2008
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Inflow / (outflow)
Net income/(loss)	56,731	54,312	(2,419)	474,617	478,325	3,708	(358,633)	(361,282)	(2,649)
Amortization of deferred dry docking costs	3,594	—	(3,594)	2,793	—	(2,793)	1,593	—	(1,593)
Payments for dry docking	(6,275)	—	6,275	(1,406)	—	1,406	(2,306)	—	2,306
(Gain) on sale of vessel	(8,583)	(8,845)	(262)	(134,963)	(137,694)	(2,731)	(222,621)	(223,022)	(401)
Accrued Liabilities	(203)	(203)	—	12,607	13,017	410	8,433	10,770	2,337

The amounts disclosed under the deferral method for the year ended and at December 31, 2008 are based on the estimated effect of not changing the dry docking accounting method to the direct expense method for this period. Accordingly, these estimated period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

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

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60,000. Under the cap leg of the agreement, the interest rate is 5.34% if three-month USD LIBOR is between 5.34% and 7%. If three-month USD LIBOR is above 7%, the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co. which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75,000. Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is between 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

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

The Goodwill balance and changes in the Goodwill is as follows:

Balance May 14, 2008	$700,457
Goodwill impairment charge	(700,457)

Balance December 31, 2008	$—

11.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2007	December 31, 2008
DryShips - Term loans	$1,220,605	$2,215,734
DryShips - Bridge loans	30,076	—
Ocean Rig - Term loans	—	982,500
Less deferred financing costs	(6,903)	(39,364)

Total	1,243,778	3,158,870
Less: Current portion	(194,999)	(2,370,556)

Long-term portion	$1,048,779	$788,314

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

e) On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974.500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt. The term loan is repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment of $300,000 payable together with the last installment, on May 12, 2010. As of December 31, 2008, the Company drew down the total amount of $800,000 and repaid $150,000. The facility contains various covenants, including a market-adjusted equity ratio greater than or equal to 30%.

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

(l) On October 2, 2007 the Company concluded a loan agreement of up to $35,000 in order to partly finance the acquisition cost of the second-hand vessel Clipper Gemini. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-six quarterly installments through July 2016. The facility contains various covenants, including a market value to loan amount greater than or equal to 125%.

(m) On October 5, 2007 the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the second-hand vessels Samatan and VOC Galaxy. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-two quarterly installments through November 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 25%, ii) market value adjusted net worth greater than or equal to $250 million, and iii) market value to loan amount greater than or equal to 125%.

(n) On November 16, 2007 the Company concluded a loan agreement of up to $47,000 in order to partly finance the acquisition cost of the second-hand vessel Oregon. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-two quarterly installments through December 2015. The facility contains various covenants, including i) market-adjusted equity ratio greater than or equal to 20%, ii) market value adjusted net worth greater than or equal to $180,000, and iii) market value to loan amount greater than or equal to 130%.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.	Common Stock and Additional Paid-in Capital - (continued):

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

On March 5, 2008, 1,000,000 non-vested common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan were granted to Fabiana for the CEO and interim CFO (Note 6). The shares vest quarterly in eight equal installments with the first, second and third installments of 125,000 shares each vesting on May 28, August 28, and November 28, 2008 in accordance with the consultancy agreement. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). Stock based compensation expense for the year ended December 31, 2008 amounted to $31,175 and is included in “General and administrative expenses—related parties” in the accompanying consolidated statements of income.

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

December 31, 2008
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