Form 20-F
period 2009-12-31
DryShips Inc.
filed 2010-04-09
CIK 1308858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Mr. George Economou

Tel: + 011 30 210-80 90-570, Fax: + 011 30 210 80 90 585

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered

Common stock, $0.01 par value	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2009, there were 280,326,721 shares of the registrant’s common stock, $0.01 par value, outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

FORWARD-LOOKING STATEMENTS

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this annual report.

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

A. Selected Financial Data

The following table sets forth the selected consolidated financial data and other operating data for DryShips Inc. as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. The following information should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of DryShips Inc. is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

3. A (i) STATEMENT OF OPERATIONS

(In thousands of Dollars	Year Ended December 31,
except per share and share data)	2005	2006	2007	2008	2009
STATEMENT OF OPERATIONS
Revenues	228,913	248,431	582,561	1,080,702	819,834
Loss on forward freight agreements	—	22,473	—	—	—
Voyage expenses	9,592	15,965	31,647	53,172	28,779
Vessels and drilling rigs operating expenses	39,875	54,164	63,225	165,891	201,887
Depreciation and amortization	40,231	58,011	76,511	157,979	196,309
Gain on sale of assets, net	—	(8,845)	(137,694)	(223,022)	(2,045)
Gain on contract cancellation	—	—	—	(9,098)	(15,270)
Contract termination fees and forfeiture of vessels deposits	—	—	—	160,000	259,459
Vessel impairment charge	—	—	—	—	1,578
Goodwill impairment charge		—	—	700,457	—
General and administrative expenses - cash(1)	9,148	12,540	17,072	57,856	52,753
General and administrative expenses - non-cash	—	—	—	31,502	38,070

Operating income/(loss)	130,067	94,123	531,800	(14,035)	58,314
Interest and finance costs	(20,668)	(42,392)	(51,231)	(113,194)	(97,599)
Interest income	749	1,691	5,073	13,085	10,414
Gain/(loss) on interest rate swaps	270	676	(3,981)	(207,936)	23,160
Other, net	(175)	214	(3,037)	(12,640)	(6,692)

Income/(loss) before income taxes and equity in loss of investee	110,243	54,312	478,624	(334,720)	(12,403)
Income taxes	—	—	—	(2,844)	(12,797)
Equity in loss of investee	—	—	(299)	(6,893)	—

Net Income/(loss)	110,243	54,312	478,325	(344,457)	(25,200)
Less: Net income attribute to non controlling interests	—	—	—	(16,825)	(7,178)

Net income/(Loss) attributable to Dryships Inc.	110,243	54,312	478,325	(361,282)	(32,378)

Earnings/(loss) per common share attributable to Dryships Inc. common stockholders, basic and diluted	$3.81	$1.68	$13.40	$(8.11)	(0.19)

Weighted average number of common shares, basic and diluted	28,957,397	32,348,194	35,700,182	44,598,585	209,331,737
Dividends declared per share	$0.40	$0.80	$0.80	$0.80	—

3.A.(ii) BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars	As of and for the Year Ended December 31,
except per share and share data and fleet data)	2005	2006	2007	2008	2009

Current assets	18,777	25,875	153,035	720,427	1,180,650
Total assets	906,778	1,161,973	2,344,432	4,842,680	5,799,088
Current liabilities, including current portion of long-term debt	135,745	129,344	239,304	2,525,048	1,896,023
Total long-term debt, including current portion	525,353	658,742	1,243,778	3,158,870	2,684,684
Common stock	304	355	367	706	2,803
Number of shares outstanding	30,350,000	35,490,097	36,681,097	70,600,000	280,326,271
Stockholders’ equity	352,720	444,692	1,021,729	1,291,572	2,804,635
OTHER FINANCIAL DATA
Net cash provided by operating activities	163,806	99,082	407,899	540,129	286,217
Net cash used in investing activities	(847,649)	(287,512)	(955,749)	(2,110,852)	(162,043)
Net cash provided by financing activities	680,656	185,783	656,381	1,762,769	265,881

EBITDA (2)	170,393	153,024	600,994	(100,350)	263,913

DRYBULK FLEET DATA:
Average number of vessels (3)	21.6	29.76	33.67	38.56	38.12
Total voyage days for drybulk carrier fleet (4)	7,710	10,606	12,130	13,896	13,660
Total calendar days for drybulk carrier fleet (5)	7,866	10,859	12,288	14,114	13,914
Drybulk carrier fleet utilization (6)	98.00%	97.70%	98.71%	98.46%	98.17%
(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (7)	28,446	21,918	45,417	58,155	30,425
Vessel operating expenses (8)	5,069	4,988	5,145	5,644	5,434

DRILLING RIG FLEET DATA:
Average number of drilling rigs (3)	—	—	—	2.0	2.0
Total voyage days for drilling rig fleet (4)	—	—	—	410	695
Total calendar days for drilling rig fleet (5)	—	—	—	462	730
Drilling rig fleet utilization (6)	—	—	—	88.66%	95.25%
(In Dollars)
AVERAGE DAILY RESULTS
Rig operating expenses (8)	—	—	—	181,821	192,988

(1)	Cash compensation to members of our senior management and directors amounted to $1.4 million, $1.4 million, $1.5 million, $9.7 million and $5.3 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(2)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or US GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. EBITDA is also used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

	For the Year Ended December 31,
(Dollars in thousands)	2005	2006	2007	2008	2009

Net income/(loss)	110,243	54,312	478,325	(361,282)	(32,378)

Add: Net interest expense	19,919	40,701	46,158	100,109	87,185
Add: Depreciation and amortization	40,231	58,011	76,511	157,979	196,309
Add: Income taxes	—	—	—	2,844	12,797

EBITDA	170,393	153,024	600,994	(100,350)	263,913

(3)	Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.
(4)	Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company’s possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Calendar days are the total days the vessels in that fleet were in the Company’s possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Time charter equivalent, or “TCE”, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period -to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

Drybulk Carrier Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2005	2006	2007	2008	2009

Voyage revenues	228,913	248,431	582,561	861,296	444,385
Voyage expenses	(9,592)	(15,965)	(31,647)	(53,172)	(28,779)

Time charter equivalent revenues	219,321	232,466	550,914	808,124	415,606

Total voyage days for drybulk fleet	7,710	10,606	12,130	13,896	13,660

Time charter equivalent (TCE) rate	28,446	21,918	45,417	58,155	30,425

Drilling Rig Carrier Segment	Year Ended December 31,
(In thousands of Dollars)	2008	2009
Revenue from drilling contracts	219,406	375,449
Drilling rig operating expenses	(86,180)	(126,282)

	133,226	249,167

Total employment days for drilling rigs.	410	695

(8)	Daily vessel/rig operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel/rig operating expenses by drybulk carrier/drilling rig fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

Some of the following risks relate principally to the industries in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash flows or our ability to pay dividends, if any, in the future, or the trading price of our common stock.

International Drybulk Shipping Industry Specific Risk Factors

While the drybulk carrier charter market has recently strengthened, it remains significantly below the high in 2008, which has adversely affected our revenues, earnings and profitability and our ability to comply with our loan covenants.

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. During 2009 the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. In 2010, the BDI decreased from a high of 3,235 in January 2010 to 2,911 in March 2010, reaching its high of 3,299 in January 2010. On April 1, 2010, the BDI was 2,991. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. In 2009 Chinese iron ore imports increased by 41% compared to 2008 and coal imports rose by 210% in the same period. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

As of April 6, 2010, we employ no vessels in the spot market. We employ 35 of the 37 vessels in our drybulk carrier fleet on time charters and the remaining two vessels on bareboat charters at fixed rates as of April 6, 2010. If the low charter rates in the drybulk market continue for any significant period in 2010, this would have an adverse effect on our vessel values and our ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.

Charter hire rates for drybulk carriers have decreased, which have continued to adversely affect our earnings.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers reached near historical lows levels in December 2008, began improving in January and February 2009 and after a volatile year, the BDI rose to over 4,000 in November 2009, the high for the year, although still below the historical highs of recent years. In 2010, the BDI decreased from a high of 3,235 in January 2010 to 2,911 in March 2010, reaching its high of 3,299 in January 2010. On April 1, 2010, the BDI was 2,991. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

If charter rates in the drybulk market decline and remain at low levels for any significant period in 2010, this could have an adverse effect on our vessel values and our ability to comply with the financial covenants in our loan agreements.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

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

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued through 2009. As of March 2010, newbuilding orders had been placed for an aggregate of more than 61.1% of the existing global drybulk fleet, with deliveries expected during the next 3 years. An over-supply of drybulk carrier capacity may result in a further reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and or we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental and other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our credit facilities, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. For the year ended December 31, 2009, the growth of China’s gross domestic product from the prior year ended December 31, 2008 was approximately 8.7%, compared with a growth rate of 10.6% over the same two-year period ended December 31, 2008. It is possible that China and other countries in the Asia Pacific region will continue to experience slower economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world have exhibited weak economic conditions and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2009, we had total long term debt outstanding of $2.9 billion.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the MV Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. In February 2009, the vessel MV Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of

Aden. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005 and in Mumbai in 2008 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing conflicts in Afghanistan and Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

The operation of our vessels is also affected by the requirements set forth in the United Nations’ International Maritime Organization’s, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, such insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures may result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery of our vessels and the levying of customs duties, fines or other penalties against us.

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

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources and as a result, we may be unable to employ our vessels profitably.

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

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of OPEC to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•

the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to their cash flow and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

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

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share, and characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although rig availability, location, and the quality and technical capability of service and equipment are key factors which are considered. Some of our competitors in the drilling industry are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater financial and other resources than us. In addition, because of the relatively small size of our offshore drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our fleet in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. In addition, mergers among oil and natural gas exploration and production companies have reduced the number of available customers, resulting in increased competition for projects. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in day-rates and therefore may materially impact our profitability in our offshore drilling segment.

During the recent period of high utilization and high day-rates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and day-rates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of March 20, 2010 consisted of 57 units, comprised of 33 semi-submersible rigs and 24 drillships. An additional 26 semi-submersible rigs and 35 drillships are under construction or on order as of March 10, 2010, which would bring the total fleet to 118 drilling units by the end of 2012. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in day-rates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and day-rates could adversely affect our revenues and profitability. Prolonged periods of low utilization and day-rates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:

•	prevailing level of drilling services contract day-rates;

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	governmental or other regulations; and

•	technological advances.

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

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. We may not be able to obtain supplies and services at an acceptable cost, at the times we need them or at all. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and financial condition.

Our international operations in the offshore drilling sector involve additional risks.

We operate in the offshore drilling sector in various regions throughout the world, including Ghana that may expose us to political and other uncertainties, including risks of:

•	terrorist acts, piracy, war and civil disturbances;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, indemnification or reregulation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers and other forms of government regulation and economic conditions that are beyond our control;

•	regulatory or financial requirements to comply with foreign bureaucratic actions; and

•	changing taxation policies.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	use and compensation of local employees and suppliers by foreign contractors.

•	taxation of offshore earnings and earnings of expatriate personnel;

•	oil and gas exploration and development;

•	repatriation of foreign earnings; and

•	the equipping and operation of drilling units.

One of our two existing drilling rigs is currently operating offshore Ghana and the other drilling rig is operating in the Black Sea. In the past we have operated our drilling rig the Eirik Raude in the Gulf of Mexico, offshore Canada, and Norway while the drilling rig Leiv Eiriksson has operated offshore in West Africa and in the North Sea. Some foreign governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete.

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

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and accordingly, we are directly affected by the adoption of laws and regulations that for economic, environmental or other policy reasons curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to our operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions while favoring local contractors, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and has in certain cases been restricted.

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

We expect that we will be able to obtain some degree of contractual indemnification from our customers in most of our drilling contracts against pollution and environmental damages. But such indemnification may not be enforceable in all instances, the customer may not be financially capable in all cases of complying with its indemnity obligations and we may not be able to obtain such indemnification agreements in the future.

We currently maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. However, such insurance may not continue to be available or carried by us or, if available and carried, may not be adequate to cover any liability in all circumstances, which could have a material adverse effect on our business, operating results and financial condition.

Acts of terrorism and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of piracy. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower day-rates. Insurance premiums could increase and coverage may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.

Company Specific Risk Factors

We are in breach of certain financial covenants contained in our loan agreements, have obtained waivers from certain of our lenders regarding these covenant breaches, and are currently in discussions with our lenders for additional waivers, extensions of existing waivers and amendments of such financial covenants, and if we are not successful in obtaining such waivers and amendments, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impact our ability to continue to conduct our business.

Our credit facilities, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values, and even lower rates and values experienced over the past year, have affected our ability to comply with these covenants.

The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with certain financial and other covenants. A violation of these covenants constitutes an event of default under our credit facilities, which, unless waived by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

As of December 31, 2008, we were in breach of certain financial covenants including the value maintenance clause, contained in our secured loan facilities. During 2009, we obtained waivers from all the lenders of the affected debt, which waivers expire between midnight on December 31, 2009 and October 31, 2011. We are currently in discussions with lenders to extend the waiver period for those waivers that have already expired or will expire later in 2010. In addition, on December 31, 2009, we were in breach of a financial covenant in our $230 million loan facilities dated September 10, 2007, as amended. We are in discussions with our lenders regarding a resolution.

There can be no assurance that our lenders will grant us waivers for the covenant breaches for which we do not currently have waivers. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. In addition, there can be no assurance that the lenders under our other secured loan agreements will extend the waivers of covenant breaches thereunder, if we are not in compliance with the covenants as such waivers expire, with the same potential consequences. For further discussion, please see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Breach of Loan Covenants.”

Because of the presence of cross default provisions in all of our loan agreements, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan agreements. A cross default provision means that if we default on one loan we would then default on all of our other loans.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the fair value of our vessels, which is calculated using undiscounted cash flows, deteriorates significantly from their currently depressed levels, we may have to record a further impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Further, as discussed below, our independent registered public accounting firms have issued their opinions with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern.

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

As discussed above, we were in breach of certain financial and other covenants contained in our loan agreements as a result of the decline in the drybulk charter market and related decline in vessel values in the drybulk sector and have obtained waivers which expire in 2010 and 2011. When the waivers expire we may be unable to meet the financial and other covenants contained in our loan agreements for the foreseeable future and our lenders may choose to accelerate our indebtedness. Therefore, our ability to continue as a going concern is dependent on management’s ability to successfully generate revenue and to meet our obligations as they become due and the continued support of our lenders. In 2009, we have issued a total of 165,054,595 common shares pursuant to our two at the market offerings under our ATM Equity Offering™ Sales Agreements, dated January 28, 2009 and May 7, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated as our agent for the sale of up to $500 million and $475 million of our common shares, respectively, resulting in net proceeds of $952.4 million. In 2009, the Company also offered $460 million aggregate principal amount of our 5% Convertible Senior Notes due December 1, 2014, resulting in net proceeds of $447.8 million. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

As a result of our inability to comply with certain financial and other covenants under our loan agreements a significant amount of our indebtedness was reclassified as current liabilities as of December 31, 2009.

A total of $1.3 billion of our indebtedness as of December 31, 2009 has been reclassified as current liabilities as a result of our non-compliance with financial covenants contained in our loan agreements. As a result of this reclassification we had a working capital deficit of $715.4 million as of December 31, 2009. Consequently, our independent registered public accounting firms included an explanatory paragraph in their respective opinions on our most recently audited financial statements for the year ended December 31, 2009 that expressed substantial doubt about our ability to continue as a going concern. Charter rates and vessel values, particularly in the drybulk sector, may remain at low levels for an extended period of time, in which case it may be difficult for us to comply with the financial and other covenants in our loan agreements absent extensions of the existing waivers.

Our credit facilities and waivers impose operating and financial restrictions on us, and if we receive additional waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

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

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future, to you, finance our future operations, make acquisitions or pursue business opportunities.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Thirty-five of our drybulk vessels are currently employed under time charters, two of our drybulk vessels are currently employed on bareboat charters and our two drill rigs are under contracts for two and three years. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. The time charters on which we deploy 21 of the vessels in our fleet provide for charter rates that are significantly above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We are subject to certain risks with respect to our counterparties on drilling contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

In addition to time charters, we enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling rigs and newbuild drillships on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the day-rates received for specific types of drilling rigs and drillships and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower day-rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have significant indebtedness and payment obligations relating to four drillships under construction for Ocean Rig UDW.

Our subsidiary, Ocean Rig UDW, has contracts for construction of the four drillships, Hulls 1837, 1838, 1865 and 1866, scheduled to be delivered in December 2010, March 2011, July 2011 and September 2011, respectively. As of December 31, 2009, we owe an additional $1.0 billion in installment payments due within the next year and $0.9 billion of newbuilding installment payments due thereafter. We have entered into two separate credit facilities, each in the amount of $562.5 million, to finance the installment payments to Hulls 1865 and 1866. This indebtedness is in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, may adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows. Our lenders are not required to fund certain drawdowns by us under these loan agreements and we would be required to repay all outstanding amounts in the event we do not obtain employment contracts by the earlier of April 30, 2011 or the delivery of the applicable drillship for these drillships at specified minimum day rates with charterers that are satisfactory to such lenders. If for any reason we fail to take delivery of the four newbuilding drillships, we would be prevented from realizing potential revenues from these projects and could also lose our deposit money, which as of December 31, 2009 amounted to $920.6 million, and we may incur additional liability and costs.

No financing has been arranged for the construction of our two newbuilding drillships, Hulls 1837 and 1838.

Ocean Rig UDW owns the equity interests of DrillShips Holdings Inc., or DrillShips Holdings, which owns contracts for the construction of two drillships, identified as Hull 1837 and Hull 1838, scheduled to be delivered in December 2010 and March 2011, respectively. The expected cost of construction is approximately $800 million per unit. As of December 31, 2009, $557.8 million was capitalized as construction-related expenses for these hulls, which was financed by $230.0 million in debt and $327.8 million in equity contributions. In connection with the acquisition of these drillships, we have assumed construction-related payment obligations totaling approximately $873 million as of December 31, 2009. We have not yet obtained financing for these construction-related payment obligations due during 2010 and 2011 for Hulls 1837 and 1838, which amounts to approximately 54% of the expected cost of construction of these drillships. In the current challenging financing environment, it may be difficult to obtain secured debt to finance these purchases or raise debt or equity in the capital markets. If we fail to secure financing for the two newbuilding drillships, Hulls 1837 and 1838, we could also lose our deposit money, which as of December 31, 2009 amounted to $508.7 million, and we may incur additional liability and costs.

Construction of drillships is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We, through our subsidiaries, have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung Heavy Industries, for the construction of four ultra-deepwater newbuilding drillships, which we expect to take delivery of in the fourth quarter of 2010 and the first, second and third quarter of 2011. We may also undertake new construction projects and conversion projects in the future. In addition, we make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

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

These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drillships. Delays in the delivery of these newbuilding drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drillship pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for drillship upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drillships that may undergo upgrade, refurbishment and repair may not earn a day-rate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

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

We do not yet have employment contracts for our four newbuilding drillships and decreases in the price of crude oil may affect our ability to charter these drillships and the revenues that we are able to earn from our drilling rigs.

Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, cause the suspension of exploration and drilling programs. Such changes and any such suspension could affect the rates which we receive for any rigs when their contracts expire, with the result that we would recognize less revenue from their operations. We have not yet secured employment contracts for any of the four newbuilding drillships. If the price of crude oil were to again fall to depressed levels, we may not be able to negotiate charter agreements for Hulls 1837, 1838, 1865 or 1866 at attractive rates or at all. On April 8, 2009, we entered into a three-year contract with Petróleo Brasileiro for the employment of the Leiv Eiriksson for exploration drilling in the Black Sea at a day-rate maximum of $583,000, including an 8% bonus based on operational performance. The contract commenced on October 27, 2009. As of December 31, 2009, the contract for the Eirik Raude was amended to an average day-rate of $639,000 per day assuming 100% utilization, effective until the expiration of the contract in October 2011.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter our drybulk carriers to customers primarily pursuant to long-term or short-term time charters, which generally last from several days to several weeks, and long-term time charters, which can last up to several years. As of April 6, 2010, 35 of our drybulk vessels were employed under time charters with an average duration of three years. We may in the future extend the charter periods for additional vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

We may expand into the oil tanker, product tanker or container shipping sectors, which are currently at depressed levels and could have an adverse effect on our business, results of operation and financial condition.

We may expand into the oil tanker, product tanker or container shipping sectors if attractive vessel acquisition opportunities arise. The charter markets for crude oil carriers and product tankers have deteriorated significantly since summer 2008 and are currently at depressed levels. These markets may be further depressed in 2010 given the significant number of newbuilding vessels scheduled to be delivered that year. Attractive investment opportunities in these sectors may reflect these depressed conditions, however, the return on any such investment would be highly uncertain in this extremely challenging operating environment. Our company has not previously operated vessels in these sectors, which are intensely competitive, have unique operational risks and are highly dependent on the availability of and demand for crude oil and petroleum products as well as being significantly impacted by the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. An inability to successfully execute any expansion into these sectors could be costly, distract us from our drybulk and drill rig business and divert management resources, each of which could have an adverse effect on our business, results of operation and financial condition.

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements. The waivers of our non-compliance with the covenants in our loan agreements that we received from our lenders prohibit us from paying dividends.

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

We have entered into 34 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Some of our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2009, the fair value of our interest rate swaps was a liability of $168.9 million.

We depend entirely on Cardiff to manage and charter our drybulk fleet.

With respect to our operations in the drybulk shipping sector, we currently have five employees, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, our Senior Vice President Head of Accounting and Reporting and our Internal Auditor. We subcontract the commercial and technical management of our drybulk fleet, including crewing, maintenance and repair to Cardiff Marine Inc. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by George Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou, who is also a director of our Company. The loss of Cardiff’s services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Cardiff if it defaults on its obligations to us, you will have no recourse against Cardiff. Further, we are required to seek approval from our lenders to change our manager.

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

We are dependent upon key management personnel, particularly our Chairman and Chief Executive Officer Mr. George Economou.

Our continued operations depend to a significant extent upon the abilities and efforts of our Chairman and Chief Executive Officer, Mr. George Economou. The loss of Mr. Economou’s service to our Company could adversely affect our discussions with our lenders and management of our fleet during this difficult economic period and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our personnel, including Mr. Economou.

Our Chairman, Chief Executive Officer has affiliations with Cardiff which could create conflicts of interest.

Our majority shareholder is controlled by Mr. George Economou who controls four entities that, in aggregate, own 15.8% of us as of April 6, 2010 and a foundation that owns 70% of Cardiff. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Cardiff and Mr. Economou.

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

A drybulk vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If any drybulk vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our credit facility.

The aging of our drybulk carrier fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of April 6, 2010, the 37 vessels in our drybulk carrier fleet had an average age of 8.3 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Our revenues from the offshore drilling segment are dependent on two drilling rigs, the Eirik Raude, which is currently operating offshore Ghana and the Leiv Eiriksson, which is currently operating in the Black Sea. Both drilling rigs may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time, despite our comprehensive loss of hire insurance policy. As long as we have only two drilling rigs in operation, loss of or serious damage to one of the drilling rigs could materially reduce our revenues in our offshore drilling segment for the time that a rig is out of operation. In view of the sophisticated design of the drilling rigs, we may be unable to obtain a replacement rig that could perform under the conditions that our drilling rigs are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. Dollars but currently incur approximately 50% of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. Dollar, primarily the Euro. Our principal currency for our operations and financing for the offshore drilling sector is the U.S. Dollar. The day-rates for the drilling rigs, our principal source of revenues in the offshore drilling sector, are quoted and received in U.S. Dollars. The principal currency for operating expenses in the offshore drilling sector is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, are paid in Norwegian Kroner (NOK), Great British Pound (GBP), Canadian dollar (CAD) and Euro (EUR). Because a significant portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, which could affect the amount of net income that we report in future periods. We use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or pay dividends, if any, in the future.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. Under the waivers of our non-compliance with covenants in our loan agreements, we are prohibited from paying dividends during the waiver period. Furthermore, certain of our subsidiaries are obligated to use their surplus cash to prepay the balance on their long-term loans. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay dividends in the future. We do not intend to obtain funds from other sources to pay dividends, if any, in the future. In addition, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus; but in this case, there is no such surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our credit facilities and certain waivers related thereto. We may be unable to pay dividends in the anticipated amounts or at all.

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

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute passive income, and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for production of passive income.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Additional Information – Taxation”), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder’s holding period of our common shares. See “Additional Information – Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves and certain of our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we and each of our vessel-owning subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half of the days during the taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% (i.e., 50% of 4%) U.S. federal income tax on our gross shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to non-corporate U.S. shareholders. In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at graduated tax rates applicable to ordinary income.

In addition, legislation has been proposed in the U.S. Congress that would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that if this legislation were enacted, the preferential tax rates of federal income tax may no longer be applicable to distributions received from us. As of the date of this prospectus, it is not possible to predict with certainty whether this proposed legislation will be enacted.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our drilling rigs could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings in our offshore drilling segment, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the United Kingdom, or Norway, our effective tax rate on our worldwide earnings from our offshore drilling operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries that provide services relating to drilling may be subject to taxation in the jurisdictions in which such activities are conducted. Such taxation would result in decreased earnings available to our shareholders. Ocean Rig ASA has transferred the domicile of its subsidiaries that own, directly or indirectly, the Leiv Eiriksson and the Eirik Raude to the Republic of the Marshall Islands. The Leiv Eiriksson and the Eirik Raude were transferred to the Marshall Island entities in December 2008 and the remainder of the rig-owning structure has been reorganized under Marshall Island entities during 2009.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

A spin-off of our subsidiary, Ocean Rig UDW, may have adverse tax consequences to shareholders.

We may distribute, or spin-off, a majority voting and economic interest in our subsidiary, Ocean Rig UDW Inc., or Ocean Rig UDW, formerly known as Primelead Shareholders Inc., sometime in 2010. A spin-off of Ocean Rig UDW may be a taxable transaction to our shareholders depending upon their country of residence. A shareholder may recognize taxable gain and be subject to tax as a result of receiving shares of Ocean Rig UDW in the spin-off, notwithstanding that cash had not been received. In addition, after the spin-off, Ocean Rig UDW may be treated as a PFIC, which would have adverse U.S. federal income tax consequences to a U.S. share holder of Ocean Rig UDW. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such U.S. shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Ocean Rig UDW, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period in such shares.

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

Our customers may be involved in the handling of environmentally hazardous substances and if discharged into the ocean may subject us to pollution liability which could have a negative impact on our cash flows, results of operations and ability to pay dividends, if any, in the future.

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

During our drilling operations in the past, we, through our subsidiary Ocean Rig ASA, have caused the release of oil, waste and other pollutants into the sea and into protected areas, such as the Barents Sea where on April 12, 2005, we discharged less than one cubic meter of hydraulic oil. While we conduct maintenance on our drilling rigs in an effort to prevent such releases, future releases could occur, especially as our rigs age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our drilling rigs, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

We expect that we will be able to obtain some degree of contractual indemnification from our customers in most of our drilling contracts against pollution and environmental damages. But such indemnification may not be enforceable in all instances, the customer may not be financially capable in all cases of complying with its indemnity obligations or we may not be able to obtain such indemnification agreements in the future.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could hurt our operations in the offshore drilling sector.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. We had at December 31, 2009 approximately 432 skilled employees in our offshore drilling sector, the majority of whom are employed on the Leiv Eiriksson and the Eirik Raude. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In addition, labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs for offshore drilling. If these labor trends continue, we may experience further increases in costs or limits on operations in the offshore drilling sector. Some of our employees are covered by collective bargaining agreements. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions. In addition, upon their expiration, these agreements may be renegotiated, and as a result, we could experience higher personnel expenses, other increased costs and increased operating restrictions, which may be material to our business in the offshore drilling sector.

Our operating and maintenance costs with respect to our offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Our operating and maintenance costs with respect to our offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in day-rate. However, costs for operating a rig are generally fixed or only semi-variable regardless of the day-rate being earned. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units because we will use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.

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

Risks Relating to Our Common Stock

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote.

Entities affiliated with Mr. Economou, our Chairman and Chief Executive Officer currently own, directly or indirectly, approximately 15.8% of our outstanding common stock as of April 6, 2010. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

Our amended and restated articles of incorporation authorize our board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

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

These provisions include:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we have adopted a stockholders’ rights agreement pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors. Under our stockholders’ rights plan adopted in 2008 and amended in 2009, our board of directors declared a dividend of one preferred share purchase right, or a right, to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding common share. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock. The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to the offering.

Although the Marshall Islands Business Corporation Act does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included provisions regarding such combinations in our articles of incorporation.

Our articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced;

•

at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of the Initial Public Offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity. Further, the term “business combination”, when used in reference to us and any “interested shareholder” does not include any transactions for which definitive agreements were entered into prior to the date the articles were filed with the Republic of the Marshall Islands.

Item 4.	Information on the Company

A. History and development of the Company

DryShips Inc., a company organized under the laws of the Republic of the Marshall Islands, was formed in September 2004. Prior to our initial public offering we issued 15,400,000 shares of our common stock to our shareholders in October 2004. In February 2005, we completed our initial public offering and issued an additional 14,950,000 common shares with a par value of $0.01 at a price of $18.00 per share. The net proceeds of the initial public offering amounted to $251.3 million.

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

On October 24, 2006, our board of directors agreed to the request of our major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.) following the declaration of our $0.20 quarterly dividend per share in September 2006, to receive their dividend payment in the form of our common shares in lieu of cash. One of these shareholders, Elios Investments Inc., is controlled by our Chairman and Chief Executive Officer, Mr. George Economou. In addition, the board of directors also agreed on that date to the request of a company related to Mr. Economou to accept repayment of the outstanding balance of a seller’s credit in respect of a vessel purchased by us (as discussed in Note 6 of our consolidated financial statements) in our common shares. As a result of the agreement, an aggregate of $3.08 million in dividends and the seller’s credit together with interest amounting to approximately $3.33 million were settled with 235,585 and 254,512 of our common shares, respectively. The price used as consideration for issuance of the above common shares was equal to the average closing price of our common stock on the Nasdaq Global Select Market over the 8 trading days ended October 24, 2006, which was $13.07 per share.

In December 2006, we filed a registration statement on Form F-3 on behalf of our major shareholders registering for resale an aggregate of 15,890,097 of our common shares.

In October 2007, we filed a registration statement on Form F-3ASR (Registration No. 333-1446540) and a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to a controlled equity offering sales agreement that we entered into with Cantor Fitzgerald & Co. From October 2007 through December 2007, we issued an aggregate of 1,191,000 common shares with par value $0.01 per share. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127.1 million. From January 2008 through March 2008, we issued an aggregate of 4,759,000 common shares with par value $0.01 per share. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352.8 million.

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

On January 28, 2009, we entered into an ATM Equity Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated relating to the offer and sale of up to $500,000,000 of our common shares.

On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. in connection with the disposal of three newbuilding Capesize vessels. See “Item 4. Information on the Company – Business Overview – Recent Developments in Our Drybulk Carrier Operations – Disposal of Three Capesize Newbuildings.”

On January 28, 2009 and on April 2, 2009, we filed two prospectus supplements pursuant to our controlled equity offering and issued 71,265,000 and 24,404,595 common shares, respectively. The net proceeds of these offerings amounted to $487.5 million after commissions.

On May 7, 2009, we entered into another ATM Equity Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and filed a prospectus supplement for the sale of up to $475 million of common shares, pursuant to which we sold 69,385,000 shares. The net proceeds of this offering amounted to $464.9 million after commissions.

On July 9, 2009, we entered into an agreement with entities affiliated with our Chairman and Chief Executive Officer to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW. The consideration paid for the 25% interest in Ocean Rig UDW consisted of a one-time $50 million cash payment upon the closing of the transaction, and the issuance of 52,238,806 shares of Series A Convertible Preferred Stock with an aggregate face value of $280 million. The holders of our Series A Convertible Preferred Stock have demand Registration Rights exercisable at any time.

In November 2009, we also offered $460 million aggregate principal amount of our 5% Convertible Senior Notes due December 1, 2014, or the Notes, resulting in net proceeds of $447.8 million. Concurrently with the offering of the Notes, we offered up to 26,100,000 common shares to loan the bank pursuant to a share lending agreement.

As of April 6, 2010, we had 284,826,871 common shares and 52,238,806 Series A Convertible Preferred Shares issued and outstanding.

Prior to our initial public offering in February 2005, our initial fleet was comprised of one Capesize drybulk carrier and five Panamax drybulk carriers. As of the year ended December 31, 2005, our fleet consisted of 27 drybulk carriers. During the year ended December 31, 2006, we purchased a total of eight drybulk carriers for an aggregate purchase price of $274.2 million, entered into two newbuilding purchase contracts and sold one vessel for an aggregate sale price of $11.7 million. During the year ended December 31, 2007, we purchased a total of 15 drybulk carriers for an aggregate purchase price of $851 million, entered into six newbuilding purchase contracts and sold eleven vessels for an aggregate sale price of $362.9 million. During the year ended December 31, 2008, we purchased a total of seven drybulk carriers for an aggregate purchase price of $779.4 million, and sold seven vessels for an aggregate sale price of $401.5 million. In addition, as discussed further below, we, through our acquisition of Ocean Rig ASA, acquired two ultra-deep water semi-submersible drilling rigs. We also exercised a purchase option to acquire two newbuilding ultra-deep water advanced capability drillships and we acquired the contracts for the construction of two additional newbuilding ultra-deep water advanced capability drillships.

During 2009 we: (a) took delivery of two newbuildings, through newly established wholly owned subsidiaries; (b) concluded the sale of one drybulk carrier vessel, which was contracted during 2008; (c) contracted for the sale of two vessels during 2009, delivered in 2010; (d) cancelled the remaining of the fourteen contracts which we had entered into in 2008, including the construction of five Capesize newbuildings; (e) acquired two newbuildings ultra deep water drilling rigs identified as Hulls 1837 and 1838, which had entered into construction contracts in 2007; (f) concluded the sale of three Capesize newbuildings, which were contracted in 2007 and 2008; (g) concluded the sale of the subsidiary that had previously contracted for the purchase of newbuilding drybulk carrier H2089; and (h) cancelled the acquisition of two newbuildings hulls, which we had entered into in 2007.

The Company is engaged in the ocean transportation services of drybulk cargoes worldwide through the ownership and operation of the drybulk carrier vessels and deepwater drilling rig services through the ownership of ultra-deep water drilling rigs.

As of the year ended December 31, 2009, our fleet consisted of 39 drybulk carriers comprised of seven Capesize, 30 Panamax, two Supramax, as well as two ultra-deep-water semi-submersible drilling rigs and four ultra-deep-water newbuilding drillships.

Our executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece. Our telephone number is 011-30-210-809-0570.

B. Business Overview

We are a Marshall Islands corporation with our principal executive offices in Athens, Greece. We were incorporated in September 2004. As of April 6, 2010, we own, through our subsidiaries, a fleet of 39 drybulk carriers comprised of seven Capesize, 28 Panamax, two Supramax vessels and two Panamax newbuilding vessels, which have a combined deadweight tonnage of approximately 3.3 million dwt. Our drybulk fleet principally carries a variety of drybulk commodities including major bulk items such as coal, iron ore, and grains, and minor bulk items such as bauxite, phosphate, fertilizers and steel products. The average age of the vessels in our drybulk fleet is 8.3 years. We are also an owner and operator of two ultra-deep water semi-submersible drilling rigs and four ultra deep-water newbuilding drillships, which are further discussed below.

We employ our drybulk vessels under period time charters and on bareboat charters. 35 of our vessels are currently employed on time charter, with an average remaining duration of three years, and two of our vessels are currently employed on bareboat charters.

All of our drybulk carriers are managed by Cardiff Marine Inc., or Cardiff, under separate ship management agreements. Mr. George Economou, our Chairman and Chief Executive Officer, has been active in shipping since 1976 and formed Cardiff in 1991. We are affiliated with Cardiff, a Liberian corporation with offices in Greece, which is responsible for all technical and commercial management functions of our drybulk fleet. We believe that Cardiff has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Seventy percent of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by Mr. Economou’s sister, who is also a member of our board of directors.

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

In addition, through our acquisition of Ocean Rig ASA, or Ocean Rig, a Norwegian offshore drilling services company whose shares were listed on the Oslo Stock Exchange, we own and operate two ultra-deep water, harsh environment, semi-submersible drilling rigs, the Leiv Eiriksson and the Eirik Raude. In April 2008, we, through our subsidiary, DrillShips Investment Inc., or DrillShips Investment, exercised an option to acquire two newbuilding advanced capability drillships for use in ultra-deep water locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per drillship. We expect to take delivery of Hulls 1865 and 1866 in July 2011 and September 2011, respectively. Our subsidiary Ocean Rig UDW, acquired Drillships Holdings, Inc., or Drillships Holdings, which has contracts for construction of two newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively.

We may sell a minority voting and economic interest in our wholly-owned subsidiary, Ocean Rig UDW, in a public offering sometime in 2010. Alternatively, we may distribute, or spin-off, a minority voting and economic interest in Ocean Rig UDW to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Ocean Rig UDW comprises our entire offshore drilling segment, which represented approximately 53.8% of our total assets as of December 31, 2009 and over 45% of our total revenues for the year ended December 31, 2009. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

The Leiv Eiriksson, one of our two drilling rigs, was under contract with Shell U.K. Limited, A/S Norske Shell and Shell E&P Ireland Limited until October 27, 2009 for drilling operations in Irish, UK and Norwegian waters, which we refer to as the Shell contract. The rig operated in Irish waters in the second quarter of 2008 and relocated to Norwegian waters in the third quarter of 2008. On July 11, 2008, we obtained the requisite approvals from the Norwegian authorities and commenced operations in Norwegian waters. From January 1 through March 31, 2008, a maximum day-rate of $476,000 applied while the rig was operating in Ireland and in the UK, and a day-rate of $511,000 applied while the rig was operating in Norwegian waters. Since April 1, 2008, a maximum day-rate of $511,000 applies regardless of where the rig was operating. In October 2009, the Leiv Eiriksson commenced a three-year contract with Petróleo Brasileiro S.A. for exploration drilling in the Black Sea at a maximum day-rate of $583,000 including an 8% bonus and, assuming 100% utilization, expiring in October 2012, which we refer to as the Petróleo Brasileiro contract.

In October 2008, our other drilling rig, the Eirik Raude, commenced a three-year term contract with Tullow Oil PLC, or Tullow Oil, for development drilling in offshore Ghana at an average day-rate of $637,000, based upon 100% utilization, expiring in October 2011, which we refer to as the Tullow Oil contract.

Various subsidiaries of Ocean Rig directly manage the Eirik Raude and the Leiv Eiriksson. The supervision of the construction of the two newbuilding drillships identified as Hulls 1865 and 1866 is performed by our subsidiary, Ocean Rig AS, pursuant to two separate management agreements. On August 1, 2008, the owning companies of the two newbuilding drillships identified as Hulls 1837 and 1838, which on October 3, 2008 we entered into a share purchase agreement to acquire, each entered into a separate management agreement with Ocean Rig AS for the supervision of the construction of these drillships on the same terms as the agreements by and between the owning companies of drillship Hulls 1865 and 1866 and Ocean Rig AS. The transaction was completed on May 15, 2009. We have entered into a management agreement with Cardiff for supervisory services in connection with the newbuilding drillships, Hulls 1837 and 1838.

Our Fleet

As of April 6, 2010, our fleet was comprised of the following vessels:

	Year Built	DWT	Type	Current employment	Gross rate per day	Redelivery
						Earliest	Latest
Capesize:
Mystic	2008	170,500	Capesize	T/C	$52,310	Aug-2018	Dec-2018
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-2013	Apr-2013
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-2018	Nov-2018
Capri	2001	172,579	Capesize	T/C	$61,000	Apr-2018	Jun-2018
Alameda	2001	170,269	Capesize	T/C	$21,000	Feb-2011	May-2011
Samsara	1996	150,393	Capesize	T/C	$57,000	Dec-2011	Apr-2012
Brisbane	1995	151,066	Capesize	T/C	$25,000	Dec-2011	Apr-2012

	8.7
	years	1,155,880	7

Panamax:
Oliva	2009	75,000	Panamax	T/C	$17,850	Oct-2011	Dec-2011
Rapallo	2009	75,000	Panamax	T/C	$15,400	Aug-2011	Oct-2011
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-2013	Aug-2013
Majorca	2005	74,364	Panamax	T/C	$43,750	Jun-2012	Aug-2012
Sorrento	2004	76,633	Panamax	T/C	$17,300	Sep-2011	Dec-2011
Avoca	2004	76,500	Panamax	T/C	$45,500	Sept-2013	Dec-2013
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-2012	Aug-2012
Saldanha	2004	75,500	Panamax	T/C	$52,500	Jun-2012	Sep-2012
Padre	2004	73,601	Panamax	T/C	$46,500	Sept-2012	Dec-2012
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-2012	Sep-2012
Bargara	2002	74,832	Panamax	T/C	$43,750	May-2012	Jul-2012
Oregon	2002	74,204	Panamax	T/C	$16,350	Aug-2011	Oct-2011
Maganari	2001	75,941	Panamax	T/C	$14,500	Jul-2011	Sep-2011
Conquistador	2001	75,607	Panamax	T/C	$17,750	Aug-2011	Nov-2011
Capitola	2001	74,832	Panamax	T/C	$39,500	Jun-2013	Aug-2013
Samatan	2001	74,823	Panamax	T/C	$39,500	May-2013	Jul-2013
Sonoma	2001	74,786	Panamax	T/C	$19,300	Sept-2011	Nov-2011
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-2012	Aug-2012
Levanto	2001	73,931	Panamax	T/C	$16,800	Sep-2011	Nov-2011
Coronado	2000	75,706	Panamax	T/C	$18,250	Sep-2011	Nov-2011
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-2013	Jun-2013
Positano	2000	73,288	Panamax	T/C	$42,500	Sept-2013	Dec-2013
Marbella	2000	72,561	Panamax	T/C	$14,750	Aug-2011	Nov-2011
Ocean Crystal	1999	73,688	Panamax	T/C	$15,000	Aug-2011	Nov-2011
Xanadu	1999	72,270	Panamax	T/C	$39,750	Jul-2013	Sep-2013
Primera*	1998	72,495	Panamax	T/C	$18,250	Aug-2011	Dec-2011
La Jolla	1997	72,126	Panamax	T/C	$14,750	Aug-2011	Nov-2011
Toro	1995	73,034	Panamax	T/C	$16,750	May-2011	Jul-2011
	8.3
	years	2,086,007	28

Supramax:
Paros 1 ex Clipper Gemini**	2003	51,201	Supramax	BB	$27,135	Oct-2011	May-2012
Pachino ex VOC Galaxy**	2002	51,201	Supramax	BB	$20,250	Sept-2010	Feb-2011

	7.5
	years	102,402	2
Totals	8.3
	years	3,344,289	37

Newbuildings

Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax

Rig:
Leiv Eiriksson	2001	Fifth-generation drilling unit***		semi-submersible	Contract with Petroleo Brasiliero S.A. for a three-year term ending Q4 2012 beginning at a maximum day-rate of $583,000, including an 8% bonus.
Eirik Raude	2002	Fifth-generation drilling unit***		semi-submersible	Contract with Tullow Oil PLC for a three-year term ending Q4 2011 at an average day-rate of $639,000.

N/B Drillships:
N/B-Hull No: 1865	Q3 2011		UDW Drillship****
N/B-Hull No: 1866	Q3 2011		UDW Drillship****
N/B-Hull No: 1837	Q4 2010		UDW Drillship****
N/B-Hull No: 1838	Q1 2011		UDW Drillship****

*	Based on a synthetic time charter.
**	The MV Paros I and MV Pachino are employed under a bareboat charter.
***	Fifth-generation drilling units have the capability to drill wells in 7,500 feet of water to a total depth of 35,000 feet.
****	UDW Drillships have the capability to drill wells in 10,000 feet of water to a total depth of 35,000 feet.

We actively manage the deployment of our drybulk fleet between long-term and short-term time charters, which generally last from several days to several weeks, and long-term time charters and bareboat charters, which can last up to several years. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for a specified total price. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel. Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage costs are paid by the Company’s customers.

We deploy our drilling rigs on long-term charters, or drilling contracts that provide for a day rate to be paid to us by the charterer. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the rig. The customer bears all fuel costs and logistics costs related to transport to/from the rig. We remain responsible for paying the operating expenses for the rigs, including the cost of crewing, catering, insuring, repairing and maintaining the rig, the costs of spares and consumable stores and other miscellaneous expenses. The lease element of revenue is recognized to the statement of operations on a straight line basis. The drilling services element of mobilization revenues, contributions from customers and the direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

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

Customers

During the year ended December 31, 2009, four of our customers accounted for more than ten percent of our voyage revenue: Customer A (17%), Customer B (15%), Customer C (11%) and Customer D (10%). During the year ended December 31, 2008, two of our customers accounted for more than ten percent of our voyage revenue: Customer E (20%) and Customer F (11%). During the year ended December 31, 2007, one of our customers accounted for more than ten percent of our voyage revenue: Customer G (12%). Customer G is a pool operator and therefore we do not consider Customer G as representative of any single “customer” that charters vessels in the vessel charter markets. Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of the Drybulk Fleet

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. All of our vessels are managed by Cardiff. The Entrepreneurial Spirit Foundation, a family foundation of Vaduz Liechtenstein, of which our Chief Executive Officer, Mr. George Economou, and members of his family are beneficiaries, owns 70% of the issued and outstanding capital stock of Cardiff. The remaining 30% of the issued and outstanding capital stock of Cardiff is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of Mr. Economou, Ms. Chryssoula Kandylidis, who serves on our board of directors. Cardiff performs all of our technical and commercial functions relating to the operation and employment of our vessels pursuant to management agreements concluded between Cardiff and our vessel-owning subsidiaries which have an initial term of five years and will automatically be extended to successive five year terms, unless at least 30 days’ advance notice of termination is given by either party. Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor Cardiff’s performance under the fleet management agreement.

Cardiff Marine Inc.

The operations of the Company’s drybulk carrier vessels are managed by Cardiff Marine Inc., or the Manager or Cardiff, a related-party entity incorporated in Liberia. Cardiff also acts as the Company’s charter, sales, and purchase broker. Cardiff is beneficially majority-owned by the Company’s Chief Executive Officer, Mr. Economou, and members of his immediate family.

The Company pays a management fee of Euro 600 per day, per vessel to Cardiff. In addition, the management agreements provide for payment by the Company to Cardiff of: (i) a fee of Euro 105 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provides commercial operations and freight collection services in exchange for a fee of Euro 90 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Cardiff provides the Company with financial accounts services in exchange for a fee of Euro 120 per day, per vessel. The Company also pays Cardiff a quarterly fee of Euro 260,500 for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff are adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

Additionally the Company pays a management fee of $40,000 per month per drillship Hull 1837 and Hull 1838. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1.00% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) commission of 2% on insurance premiums.

Consultancy Agreements

Under two consultancy agreements concluded on February 3, 2005, between the Company and Fabiana Services S.A., or Fabiana, a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individual who serves in the position of Chief Executive Officer of the Company.

On January 21, 2009, the Compensation Committee approved a Euro 5 million bonus payable to Mr. George Economou for services rendered during 2008.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common stock, with par value $0.01, be granted to Fabiana for the contribution during 2009 as well as for the anticipated services of the Company’s Chief Executive Officer during the years 2010, 2011 and 2012. The shares will vest over a period of four years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; 1,500,000 shares to vest on December 31, 2012, respectively.

On January 25, 2010, the Company’s 2008 Equity Incentive Plan was amended to provide that a total of 21,834,055 common shares be reserved for issuance under the Plan.

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

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2008, the Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. In 2009, BDI increased from the low of 773 in January 2009 to 3,005 in December 2009, reaching its high of 4,661 in November 2009. In 2010, the BDI decreased from a high of 3,235 in January 2010 to 2,911 in March 2010, reaching its high of 3,299 in January 2010. On April 1, 2010, the BDI was 2,991.

Vessel Prices

Drybulk vessel prices, both for new-buildings and secondhand vessels, have decreased significantly since the year ended 2008 as a result of the weakening of the drybulk shipping industry. The vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea. There can be no assurance as to how long charterhire rates and vessel values will remain depressed or whether they will drop any further. Should the charterhire rates remain at these depressed levels for some time our revenue and profitability will be adversely affected.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2009, approximately 2,230 million tons of drybulk cargo was transported by sea, including iron ore, coal and grains representing 41.4%, 36.8% and 9.1% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and

2007, trade in all drybulk commodities increased from 2,108 million tons to 2,961 million tons, an increase of 40.46%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 382 million tons in 2007. In 2009, seaborne trade in all drybulk commodities increased to 2,202 million tons. However, demand for drybullk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.5 million tons in the second quarter of 2008 to a low of 96.2 million tons during the fourth quarter of 2008 representing a decrease of 19.5%. In 2009, seaborne trade in all drybulk commodities increased to 2,229.6 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 443.7 million in 2008 to 628.1 million tons in 2009. At the current time, seaborne trade is expected to increase by 7.4% in 2010 while Chinese iron ore imports are expected to rise by 7.5%.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2010 represents approximately 19.2% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

The Effect of Recent Developments In The International Drybulk Shipping Industry On Our Business

The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. In 2009, the BDI increased from the low of 773 in January 2009 to 3,005 in December 2009, reaching its high of 4,661 in November 2009. In 2010, the BDI decreased from a high of 3,235 in January 2010 to 2,911 in March 2010 reaching its high of 3,299 in January 2010.

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

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. We previously entered into contracts for the sale of MV La Jolla, MV Delray, MV Paragon and MV Toro for an aggregate purchase price of $245.4 million. As further discussed below, (i) we agreed with the buyers of the MV La Jolla to retain the vessel in exchange for aggregate compensation of $9.0 million and we employ the vessel under time charter employment; (ii) the sale of MV Delray will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer; (iii) we reached an agreement with the buyers of the MV Paragon to sell the vessel for a reduced price of $30.8 million; and (iv) we entered into an agreement with Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price of $36 million. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 19, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers’s failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation.

In February 2010 Samsun’s plan of reorganization was approved by its creditors. As part of this plan the Company will recoup a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements.

Recent Developments

Iguana Sale

On November 11, 2009, we entered into a memorandum of agreement for the sale of the vessel MV Iguana for $23.35 million. The vessel was delivered to its new owners on January 19, 2010.

Delray Sale

On November 26, 2009, we entered into a memorandum of agreement for the sale of the vessel MV Delray ex Lacerta for $20.15 million. The vessel was delivered to its new owners on February 5, 2010.

Vessel Acquisition

On February 17, 2010, we placed an order for two 76,000 dwt Panamax dry bulk vessels, with a quality Chinese shipyard, for a price of $33.05 million per vessel. Delivery of the two vessels is expected to take place in the fourth quarter of 2011 and the first quarter of 2012, respectively.

Payment for the construction of the Drillship Hulls in 2010

During 2010, the Company made payments amounting to $313.4 million towards the yard installments for the construction of its three newbuilding drillship Hulls 1865, 1866 and 1837, which were financed by cash on hand.

Our Offshore Drilling Operations

Through most of 2009, the ultra-deepwater drilling market reversed some of its late improvements with a relatively low number of drilling contracts providing for day rates mostly around $500,000 and forward start, term contracts extending out to 2013 and beyond. The deep water and ultra deepwater exploration demand will longer term be supported by the thesis that deepwater drilling is a viable source of new supply. Large discoveries made in the lower Tertiary in the Gulf of Mexico, Brazil and Angola similarly confirmed new discoveries in the sub salt regions and substantial discoveries were also made in the emerging areas of India, South East Asia and West Africa. This unprecedented demand supported a massive new construction phase where more than 80 newbuilding drill ships and semi submersible drilling rigs were ordered in various shipyards around the world.

Early in the fourth quarter of 2008, the ultra-deepwater market began to show signs of slowing, with less bid and general inquiry activity. The near-term market conditions have been adversely impacted by depressed commodity prices, the ongoing financial turmoil and economic recession. New fixtures have been relatively few. However, day rates in the ultra-deepwater market remain relatively robust, although clearly lower than the highs that existed in the middle of 2008. The economic uncertainty has prompted a number of international and independent energy and petroleum operators to postpone some near term activity and or delay making commitments on forward start contracts. The national oil companies, in contrast, remain active and have appeared to see the current economic downturn as an opportune period to lock up drilling capacity, especially near term capacity. The financial turmoil will also impact the supply of newbuild rig capacity. During the period from the fourth quarter of 2009 to mid March 2010, we believe a total of two newbuilding contracts have been cancelled in the ultra deepwater market. We expect this trend to continue as many of the new entrants may struggle to secure the necessary financing for their newbuild programs.

Longer-term, we believe the fundamentals are strong, growth in demand will likely return once the economic woes recede and the supply of oil and gas will remain constrained, with deepwater basins being the primary source of incremental supply.

In October 2009, the Leiv Eiriksson, one of our two drilling rigs, commenced a three-year contract with Petroleo Brasileiro S.A. for exploration drilling in the Black Sea at a day-rate, maximum of $583,000 including an 8% bonus and assuming 100% utilization, expiring in October 2012, which we refer to as the Petroleo Brasileiro contract.

In October 2008, our other drilling rig, the Eirik Raude, commenced a three-year contract with Tullow Oil PLC for development drilling in offshore Ghana expiring in October 2011, which we refer to as the Tullow Oil contract. Tullow Oil did not exercise an option that expired March 31, 2009 to extend the contract for an additional one or two years. As of December 31, 2009, the average day-rate, assuming 100% utilization, was $639,000.

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

Customers

Our drilling customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. The customers that have contracted our rigs are predominantly the large integrated major oil companies. During 2009, our contract with Customer A accounted for 38% of our total drilling revenues, and our contract with Customer B accounted for 62% of our total drilling revenues.

Management of Our Offshore Drilling Operations, Including Crewing and Employees

Our subsidiary, Ocean Rig, directly manages its two drill rigs, the Eirik Raude and the Leiv Eiriksson. At year end 2009, the Ocean Rig group had 432 employees, compared to 401 at year end 2008, with 360 employees directly employed by Ocean Rig and the balance of 72 short-term substitute employees and employees representing permanent crew engaged through agencies. The increase in the number of employees is due to the build up of the Drillship project team in South Korea and more local employees in Ghana. 144 persons are employed on Eirik Raude and 154 persons on Leiv Eiriksson. Ocean Rig also has a Crew Resource Team serving both rigs with 32 employees. 88 employees are shore based support and management positions. 47 employees are based at Forus, Norway and London, UK and a total of 41 employees are located at Ocean Rig’s shore and yard bases in Ankara, Turkey, Geoje, South Korea and Accra, Ghana.

The supervision of the construction of our two newbuilding drillships identified as Hulls 1865 and 1866 is performed by our subsidiary Ocean Rig AS pursuant to separate management agreements.

On August 1, 2008, the owning companies of the two newbuilding drillships identified as Hulls 1837 and 1838, which we subsequently acquired, each entered into a separate management agreement with Ocean Rig AS for the supervision of the construction of these drillships on the same terms as previous agreements with Ocean Rig AS. We have entered into a management agreement with Cardiff for supervisory services in connection with the newbuilding drillships, Hull 1837 and Hull 1838.

Under the terms and conditions of these agreements, Ocean Rig AS, among other things, is responsible for (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to each of these agreements, Ocean Rig AS is entitled to: (i) a fee of $250 per day until steel cutting; (ii) a fee of $2,500 per day from the date of steel cutting until the date of delivery of the applicable drillship to its owner; and (iii) $8,000 per day thereafter. The management fees are subject to an increase based on the U.S. Consumer Price Index for the preceding 12 months. Ocean Rig AS is also entitled to a commission fee equal to 0.75% of gross hire and charter hire for contracts or charter parties entered into during the term of the management agreement, payable on the date that the gross or charter hire money is collected.

The agreements each terminate on December 31, 2020, unless earlier terminated by Ocean Rig AS for non-payment within fifteen working days of request.

Various subsidiaries of Ocean Rig UDW directly manage the Eirik Raude and the Leiv Eiriksson.

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

The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which will enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, such as the United States and Canadian coastal areas recently designated by the IMO’s Marine Environment Protection Committee. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The convention has not yet entered into force because a sufficient number of states has failed to adopt it.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.85 million (4.51 million SDR) plus $959 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $136.43 million (89.77 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.658729 SDR per U.S. dollar on April 5, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a vessel’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank (e.g. drybulk) vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

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

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S.

waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

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

Risk of Loss and Liability Insurance

The operation of any drybulk vessel includes risks such as mechanical failure, hull damage, collision, property loss and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

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

C. Organizational Structure

As of December 31, 2009, the Company is the sole owner of all of the outstanding shares of the Company’s subsidiaries, as listed on Exhibit 8.1 to this document.

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

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.

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

(Dollars in thousands except

Average number of vessels)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Average number of vessels	21.6	29.76	33.67	38.56	38.12
Total voyage days for fleet	7,710	10,606	12,130	13,896	13,660
Total calendar days for fleet	7,866	10,859	12,288	14,114	13,914
Fleet Utilization	98.00%	97.70%	98.71%	98.45%	98.17%
Time charter equivalent	28,446	21,918	45,417	58,155	30,425

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

In 2009, we had one of our vessels in the Baumarine pool, which remained in the pool as of December 31, 2009. We are paid a percentage of revenues generated by the pool calculated in accordance with a “pool point formula,” which is determined by points awarded to each vessel based on the vessel’s age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel. We believe that by placing our vessels in a pool of similar vessels, we benefit from certain economies of scale available to the pool relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization.

Revenue from these pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured. Revenue from the pooling arrangements for the years ended December 31, 2007, 2008 and 2009 accounted for 12%, 6% and 1% of our voyage revenues, respectively.

Voyage Expenses and Voyage Expenses – Related Party

Voyage expenses and voyage expenses—related party primarily consists of commissions paid.

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

Management Fees – Related Party

We outsource all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to Cardiff pursuant to new management agreements effective July 1, 2008, with an initial term of five years that will automatically be extended to successive five year terms. In the case of a vessel having been sold, notice to terminate the relevant management agreement is not effective until 90 days following the date of the protocol of delivery, unless otherwise mutually agreed in writing.

General and Administrative Expenses

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana, a related party entity incorporated in the Marshall Islands. Fabiana provides the services of the individuals who serve in the position of Chief Executive Officer. Fabiana is beneficially owned by our Chief Executive Officer.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then-outstanding debt. We used a portion of the proceeds of our controlled equity offering through Cantor Fitzgerald as sales agent in 2006, 2007 and 2008 as well as a portion of the proceeds of our at the market offering through Merrill Lynch & Co. as sales agent in 2009 to repay existing indebtedness. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities and convertible notes facility in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

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

During 2008 and 2009, the Company did not acquire any vessels which were under existing bareboat or time charter contracts.

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days – We define employment days as the total number of days the drilling vessels are employed on a drilling contract.

•

Day rates. We define drilling day rates as the maximum rate in Dollars possible to earn for drilling services for one day, under the drilling contract. Such day rate may be measured by quarter-hour, half-hour or hourly basis, and may be reduced depending on the activity performed according to the drilling contract.

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

•

Lease accounting: For revenues derived from contracts that contain a lease, the lease elements are recognized to the statement of operations on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element of mobilization and contributions from customers is recognized in the period in which the services are rendered. The Company will make a best effort estimate to split the contractual day rate into a lease element and a drilling services element in order to conduct such accounting. Direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, they are expensed as incurred. Capital improvements to the rig are depreciated over the estimated useful lives of the asset. Demobilization fees and expenses are recognized over the demobilization period. Other operating expenses are expensed when incurred.

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

Depreciation

We depreciate our rigs on a straight-line basis over their estimated useful lives. Bare-decks are depreciated over 30 years and other asset parts over 5-15 years. We expense the costs associated with a five year periodic class work.

Management Fees to Related Party

The owning companies of Hulls 1837 and 1838 pay a management fee of $40,000 per month per drillship Hull to Cardiff. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.

Management Fees from Related Party

In August 2008, Ocean Rig AS entered into management agreements with the entities that own newbuilding Hulls 1837 and 1838 and with the Company in respect of newbuilding Hulls 1865 and 1866 for both the construction and operations period until the end of 2020. The owner entities cover all designated costs of the manager. In addition, the manager receives in the pre steel-cutting construction period a fee of $250 per day per vessel, increasing to $2,500 after the steel-cutting in the construction period. The fee increases to $8,000 per day in the operations period.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including approximately 47 senior management and employees and related costs.

Interest and Finance Costs

Ocean Rig completed a global refinancing in 2008, replacing secured bank debt and two bond issuances with secured bank debt only. See below under “Current Credit Facilities – $1.04 billion revolving credit and term loan facility, dated September 17, 2008.” Historically, we have incurred interest expense and financing costs in connection with debt covering the fleet and not with rig-specific debt.

Results of Operations

Selected Financial Data

Following our acquisition of Ocean Rig ASA, or Ocean Rig, and entrance into the drillship construction contracts, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rig segment. We commenced consolidation of Ocean Rig on May 15, 2008.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk vessels for the periods indicated.

Drybulk Carrier segment

	2007	2008	2009
Average number of vessels	33.67	38.56	38.12
Total voyage days for fleet	12,130	13,896	13,660
Total calendar days for fleet	12,288	14,114	13,914
Fleet Utilization	98.71%	98.45%	98.17%
Time charter equivalent	$45,417	$58,155	$30,425

Drilling Rig segment

The following table reflects our day rates and earning efficiencies for the year ended December 31, 2009.

(Day rates in thousands of Dollars, earning efficiency in percent)

	2008	2009
Average day rates	476	572
Average earning efficiency on hire	89%	95%

Please see “Item 3. Key Information—A. Selected Financial Data” for information concerning the calculation of TCE rates.

Year ended December 31, 2009 compared to the year ended December 31, 2008

	Year ended December 31,
	2008	2009	Change
REVENUES:
Revenues	$1,080,702	$819,834	$(260,868)	(24.1)%

EXPENSES:
Voyage expenses	53,172	28,779	(24,393)	(45.9)%
Vessels and drilling rigs operating expenses	165,891	201,887	35,996	21.7%
Depreciation and amortization	157,979	196,309	38,330	24.3%
Gain on sale of assets, net	(223,022)	(2,045)	220,977	99.1%
Gain on contract cancellation	(9,098)	(15,270)	(6,172)	(67.8)%
Contract termination fees and forfeiture of vessels deposits	160,000	259,459	99,459	62.2%
Vessel impairment charge	—	1,578	1,578	100%
Goodwill impairment charge	700,457	—	(700,457)	(100)%
General and administrative expenses	89,358	90,823	1,465	1.6%

Operating income/(loss)	(14,035)	58,314	72,349	515.5%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(113,194)	(97,599)	15,595	13.8%
Interest income	13,085	10,414	(2,671)	(20.4)%
Gain/(loss) on interest rate swaps	(207,936)	23,160	231,096	111.1%
Other, net	(12,640)	(6,692)	5,948	47.1%

Total other expenses, net	(320,685)	(70,717)	249,968	77.9%

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	(334,720)	(12,403)	322,317	96.3%
Income taxes	(2,844)	(12,797)	(9,953)	(350)%
Equity in loss of investee	(6,893)	—	6,893	100%

NET LOSS	(344,457)	(25,200)	319,257	92.7%
Less: Net income attributable to non controlling interests	(16,825)	(7,178)	9,647	57.3%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(361,282)	$(32,378)	$328,904	91%

Revenues

Drybulk Carrier segment

Voyage Revenues decreased by $416.9 million, or 48.4%, to $444.4 million for the year ended December 31, 2009, as compared to $861.3 million for the year ended December 31, 2008. The decrease is attributable to the substantially decreased hire rates earned during in 2009 as compared to 2008. TCE (time charter equivalent) decreased from $58,155 in 2008 to $30,425 in 2009.

Drilling Rig segment

Revenues from drilling contracts increased by $156 million, or 71.1%, to $375.4 million for the year ended December 31, 2009, as compared to $219.4 million for the year ended December 31, 2008. The increase is mainly due to the 12 months earnings contribution of our drilling rig segment in 2009 compared to a 7.5 month contribution in 2008. The increase is also attributable to a higher contracted day rate for the drilling rig Eirik Raude, as well as increased earnings efficiency for both the Leiv Eiriksson and the Eirik Raude, which is partly offset due to the mobilization of the Leiv Eriksson to the Black Sea.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $24.4 million, or 45.9%, to $28.8 million for the year ended December 31, 2009, as compared to $53.2 million for the year ended December 31, 2008. The decrease is mainly attributable to the decrease in voyage revenues earned in 2009 compared to 2008.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses decreased slightly by $4.1million, or 5.1%, to $75.6 million for the year ended December 31, 2009, as compared to $79.7 million for the year ended December 31, 2008. The decrease is mainly attributable to the decreased repairs, stores and spares expenses incurred in 2008 compared to 2009.

Drilling Rig segment

Drilling rig operating expenses increased by $40.1 million, or 46.5%, to $126.3 million for the year ended December 31, 2009, as compared to $86.2 million for the year ended December 31, 2008. The increase was mainly due to the 12 months of expenses in 2009 compared to the 7.5 months in 2008.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and Amortization expense for the vessels increased by $7.0 million, or 6.3%, to $117.5 million for the year ended December 31, 2009, as compared to $110.5 million for the year ended December 31, 2008. The increase is due to the depreciation charge for a full year for the fleet in 2009 as opposed to the partial year for 2008 due to the various acquisitions made at higher vessel costs which is slightly offset by the disposal of vessels in 2008.

Drilling Rig segment

Depreciation and Amortization expense for the drilling rigs increased by $31.3 million, or 65.9%, to $78.8 million for the year ended December 31, 2009, as compared to $47.5 million for the year ended December 31, 2008. The increase was mainly due to the increased period of operations of our drilling rigs segment in 2009.

Gain on sale of assets, net

Drybulk Carrier segment

Gain on sale of vessels decreased by $220.6 million, or 98.9%, to $2.4 million for the year ended December 31, 2009, compared to $223 million for the year ended December 31, 2008. During 2009, we disposed of one vessel (MV Paragon) compared to seven vessels (MV Matira, MV Menorca, MV Lanzarote, MV Netadola, MV Waikiki, MV Tonga and MV Solana) for the same period in 2008.

Drilling Rig segment

The Drilling Rig segment disposed assets and realized a loss of $0.4 million for the year ended December 31, 2009.

Gain on contract cancellation

Drybulk Carrier segment

We recorded a gain on contract cancellation of $15.3 million, which represents the deposits we retained in connection with the cancellation of the sales of the vessels MV La Jolla and MV Toro during the year ended December 31, 2009. For the year ended December 31, 2008 a gain on contract cancellation of $9.1 million, was recorded representing the deposit we retained in connection with the cancellation of the sale of the vessel MV Primera.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

Contract termination fees and forfeiture of vessel deposits

Drybulk Carrier segment

An amount of $259.5 million was recognized as contract termination fees and forfeiture of vessel deposits during the year ended December 31, 2009, of which $118.7 million is attributable to the transfer of our interests in the owning companies of three Capesize newbuildings to an unrelated party, $49.2 million represents the value of the shares, warrants awarded to related and third parties and George Economou’s deemed shareholders contribution in connection with the cancellation of the acquisition of nine Capesize vessels, $14.1 million is attributable to the cancellation of the memorandum of agreement to acquire a vessel, $44.7 million is attributable to the sale of our interests in the owning company that contracted for the purchase of a newbuilding drybulk carrier and $30.8 million is attributable to the cancellation of the construction of the two newbuildings Drybulk carriers (SS058 and SS059). An amount of $160 million was paid as a loss on contract termination fees and forfeiture of vessel deposits for four Panamax drybulk carriers in 2008.

Drilling Rig segment

The Drilling Rig segment did not incur any such fees.

Vessel impairment charge

An amount of $1.6 million was recognized in 2009, as a result of the impairment testing performed due to the sale of the MV Iguana as the sales price indicated that there were changes in circumstances that suggested the carrying amount of the asset may not be recoverable.

Goodwill impairment

An amount of $700.5 million was recognized in 2008, as a result of the impairment testing performed on goodwill at December 31, 2008 which arose as a result of the acquisition of Ocean Rig during 2008.

General and administrative expenses

Drybulk Carrier segment

General and Administrative expenses for vessels decreased by $2.1 million, or 2.8%, to $72.9 million for the year ended December 31, 2009, as compared to $75.0 million for the year ended December 31, 2008.The decrease is mainly attributable to the decrease in management fees due to commissions for financing services charged in 2008. General and administrative expenses for the year ended December 31, 2009 included cash expenses of $34.8 million and non-cash expenses of $38.1 million.

Drilling Rig segment

General and Administrative expenses for drilling rigs increased by $3.6 million, or 25%, to $18 million for the year ended December 31, 2009, as compared to $14.4 million for the year ended December 31, 2008. The increase is mainly due to the fact that we consolidated Ocean Rig for 7.5 months in 2008.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs for vessels decreased by $9.2 million, or 18.5%, to $40.5 million for the year ended December 31, 2009, compared to $49.7 million for the year ended December 31, 2008. This decrease was mainly due to lower average interest rates in 2009, as compared to 2008.

Drilling Rig segment

Interest and Finance Costs for drilling rigs decreased by $6.4 million, or 10.1%, to $57.1 million for the year ended December 31, 2009, compared to $63.5 million for the year ended December 31, 2008. The increase is mainly due to interest expense being borne for 12 months in 2009 as compared to 7.5 months in 2008.

Interest Income

Drybulk Carrier segment

For the Drybulk Carrier segment, interest income decreased by $4.4 million, or 59.5%, to $3.0 million for the year ended December 31, 2009, compared to $7.4 million for the year ended December 31, 2008, due to lower interest rates during 2009.

Drilling Rig segment

For the Drilling Rig segment, interest income amounted to $7.4 million for the year ended December 31, 2009 compared to $5.7 million for the year ended December 31, 2008, due to interest income for 12 months in 2009 compared to 7.5 months in 2008.

Gain/(Loss) On Interest Rate Swaps

Drybulk Carrier segment

For the Drybulk Carrier segment, loss on interest rate swaps decreased by $146.1 million from a loss on the mark-to–market interest rate swaps amounting to $145.0 million for 2008 to a gain of $1.1 million for 2009. The change is attributable to the movement in interest rates during 2009 since the number of contracts remained unchanged in 2008 and 2009. Even though the Company considers these instruments as economic hedges, none of the interest rate swaps for the Drybulk Carrier segment qualify for hedge accounting.

Drilling Rig segment

The Drilling Rig segment realized a gain on interest rate swaps which did not qualify for hedge accounting of $22.1 million during 2009 compared a loss of $62.9 million in 2008.

Other, net

Drybulk Carrier segment

For the Drybulk Carrier segment, a loss of $8.7 million was realized during 2009 compared to a loss of $0.2 million during 2008. The increase is mainly attributable to the loss on FFA trading, which commenced during 2009, amounting to $10.0 million.

Drilling Rig segment

For the Drilling Rig segment, a gain of $2 million was realized during 2009 compared to a loss of $12.4 million during 2008. The loss in 2008 is mainly attributable to the commission of $9.9 million paid to Cardiff in connection with the acquisition of the remaining shares in Ocean Rig and the loss on the foreign currency contracts of $2.5 million. During 2009 the foreign currency contracts realized a gain of $2 million.

Income taxes

Drybulk Carrier segment

No income taxes were incurred on the international shipping income in the Drybulk Carrier segment for the relevant periods.

Drilling Rig segment

Income taxes increased by $10 million to $12.8 million for the year ended December 31, 2009, compared to $2.8 million for the period from May 15, 2008 to December 31, 2008. These taxes primarily represent taxes for the operations of the Eirik Raude in Ghana.

Equity in Loss of Investees

Equity in loss of investees amounted to $6.9 million in the year ended December 31, 2008. This represents the amount of loss that is attributable to the shareholding of DryShips Inc. prior to obtaining control of Ocean Rig for the period from January 1, 2008 to May 14, 2008. There is no such income/loss for the year ended December 31, 2009.

Non controlling Interest

Net income allocated to non controlling interest amounted to an expense of $16.8 million in the year ended December 31, 2008 and $7.2 million in the year ended December 31, 2009. This represents the amount of consolidated income that is not attributable to Dryships Inc.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Following our acquisition and consolidation of Ocean Rig at May 14, 2008, we have two reportable segments, the Drybulk Carrier segment and the Drilling Rig segment.

Results of Operations

Year ended December 31, 2008, compared to the year ended December 31, 2007.

	Year ended December 31,
	2007	2008	Change
REVENUES:
Revenues	$582,561	$1,080,702	$498,141	85.5%

EXPENSES:
Voyage expenses	31,647	53,172	21,525	68.0%
Vessels and drilling rigs operating expenses	63,225	165,891	102,666	162.4%
Depreciation and amortization	76,511	157,979	81,468	106.5%
Gain on sale of vessels	(137,694)	(223,022)	(85,328)	(62.0)%
Gain on contract cancellation	—	(9,098)	(9,098)	(100.0)%
Contract termination fees and forfeiture of vessels deposits	—	160,000	160,000	100%
Goodwill impairment charge	—	700,457	700,457	100%
General and administrative expenses	17,072	89,358	72,286	423.4%

Operating income/(loss)	531,800	(14,035)	(545,835)	(102.6)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(51,231)	(113,194)	(61,963)	(120.9)%
Interest income	5,073	13,085	8,012	157.9%
Gain/(loss) on interest rate swaps	(3,981)	(207,936)	(203,955)	(5,123.2)%
Other, net	(3,037)	(12,640)	(9,603)	(316.2)%

Total other expenses, net	(53,176)	(320,685)	(267,509)	503.1%

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	478,624	(334,720)	(813,344)	(169.9)%

Income taxes	—	(2,844)	(2,844)	(100)%
Equity in loss of investee	(299)	(6,893)	(6,594)	(2,205.4)%

NET INCOME/ (LOSS)	478,325	(344,457)	(822,782)	(172)%
Less: Net income attributable to non controlling interests	—	(16,825)	(16,825)	(100)%

NET INCOME/ (LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$478,325	$(361,282)	$(839,607)	(175.5)%

Revenues

Drybulk Carrier segment

Voyage Revenues increased by $278.7 million, or 47.8%, to $861.3 million for the year ended December 31, 2008, as compared to $582.6 million for the year ended December 31, 2007. The increase is attributable to the substantially increased hire rates we earned over this period as a result of charter rates contracted for during the second quarter of 2008, and the increase in the average number of vessels operated from 33.7 during the year ended December 31, 2007 to 38.6 during the year ended December 31, 2008. Towards the end of the second quarter of 2008 drybulk rates began to steadily decline. In 2008, we had total voyage days of 13,896 compared to 12,130 in 2007. The average fleet time charter equivalent rate increased from $45,417 in 2007 to $58,155 in 2008.

Drilling Rig segment

Revenue from drilling rig contracts amounted to $219.4 million for 2008. We did not earn any revenues from drilling contracts for 2007.

Voyage expenses

Drybulk Carrier segment

Voyage expenses increased by $21.6 million, or 68.4%, to $53.2 million for the year ended December 31, 2008, as compared to $31.6 million for the year ended December 31, 2007. The increase is mainly attributable to the increase in commissions incurred by $18.1 million as a result of increased voyage revenues.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Vessels and drilling rigs operating expenses

Drybulk Carrier segment

Vessel operating expenses increased by $16.5 million, or 26.1.%, to $79.7 million for the year ended December 31, 2008, as compared to $63.2 million for the year ended December 31, 2007. This increase is primarily attributable to an increase in the number of calendar days from 12,288 in 2007 to 14,114 in 2008. The increase in calendar days during 2008 resulted from the enlargement of our fleet from an average of 33.7 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008. Daily vessel operating expenses per vessel increased by $499, or 9.7%, to $5,644 for 2008 compared to $5,145 for 2007. This increase was mainly attributable to increased stores, spares and repairs.

Drilling Rig segment

Drilling rig operating expenses amounted to $86.2 million during the year ended December 31, 2008. Daily rig operating expenses amounted to $181,821 per rig. The Drilling Rig segment did not have any drilling rig operations expenses for 2007.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expenses for the vessels increased by $34 million, or 44.4%, to $110.5 million for the year ended December 31, 2008, as compared to $76.5 million for the year ended December 31, 2007. The increase from the Drybulk Carrier segment is due to the increase in the number of vessels operated from an average of 33.7 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008, and the fact that we renewed our fleet with younger and more expensive vessels.

Drilling Rig segment

Depreciation and amortization expenses for the drilling rigs amounted to $47.5 million for the year ended December 31, 2008. For the year ended December 31, 2007, we did not account for any depreciation and amortization. The depreciation attributable to the Drilling Rig segment reflects the depreciation on the two drilling rigs for the year ended December 31, 2008. Amortization relates to intangible assets attributable to the Drilling Rig segment.

Gain on sale of vessels

Drybulk Carrier segment

Gain on sale of vessels increased by $85.3 million, or 61.9%, to $223 million for the year ended December 31, 2008, compared to $137.7 million for the year ended December 31, 2007. This gain is attributable to the disposal of seven vessels at higher rates during the year ended December 31, 2008, compared to eleven vessels at lower rates during the year ended December 31, 2007.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset sales during 2008.

Gain on contract cancellation

Drybulk Carrier segment

We recorded a gain on contract cancellation of $9.1 million, which represents the deposit we retained in connection with the cancellation of the sale of MV Primera. There were no such gains in 2007.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during 2008.

Contract termination fees and forfeiture of vessel deposits

Drybulk Carrier segment

An amount of $160 million was paid as a loss on contract termination fees and forfeiture of vessel deposits for four Panamax drybulk carriers in 2008. There were no such losses for 2007.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during 2008.

Goodwill impairment

A charge of $700.5 million was recognized in 2008, as a result of the impairment testing performed on goodwill at December 31, 2008. The goodwill arose as a result of the acquisition of Ocean Rig during 2008. No impairment charge was recorded in 2009.

General and administrative expenses

Drybulk Carrier segment

General and Administrative expenses for vessels increased by $57.9 million, or 338.6%, to $75.0 million for the year ended December 31, 2008, as compared to $17.1 million for the year ended December 31, 2007. The increase is mainly due to the amortization of non-cash stock based compensation amounting $31.5 million, the increase in management fees pursuant to the new management agreements signed on July 1, 2008 and the increase in the number of fleet calendar days from 12,288 for the year ended December 31, 2007 to 14,114 for the year ended December 31, 2008, due to the growth of the fleet, the significant increase in the exchange rate between the Dollar and the Euro. General and administrative expenses for the year ended December 31, 2008 include cash expenses of $43.5 million and non-cash expenses of $ 31.5 million.

Drilling Rig segment

General and administrative expenses amounted to $14.4 million for the year ended December 31, 2008. There was no such expense for the year ended December 31, 2007.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs for vessels decreased by $0.9 million, or 1.8%, to $49.7 million for the year ended December 31, 2008, compared to $50.6 million for the year ended December 31, 2007.

Drilling Rig segment

Interest and Finance Costs for drilling rigs increased by $62.8 million, or 8,971.4%, to $63.5 million for the year ended December 31, 2008, compared to $0.7 million for the year ended December 31, 2007. The increase is due to a yearly interest bearing period in 2008 compared to a 0.5 month period in 2007.

Interest income

Drybulk Carrier segment

For the Drybulk Carrier segment, interest income increased by $2.4 million, or 48%, to $7.4 million for the year ended December 31, 2008, compared to $5.0 million for the year ended December 31, 2007, primarily due to increased liquidity and increased interest rates in the first half of 2008.

Drilling Rig segment

For the Drilling Rig segment, interest income amounted to $5.7 million for the year ended December 31, 2008 while interest income for the year ended December 31, 2007 amounted to $0.1 million due to a 0.5 month interest period.

Other, net

Drybulk Carrier segment

For the Drybulk Carrier segment, a loss of $0.2 million was realized during 2008 compared to a gain of $1.0 million during 2007.

Drilling Rig segment

For the Drilling Rig segment a loss of $12.4 million was realized during 2008 compared to a loss of $4.1 million during 2007.

The loss in 2008 is mainly attributable to the commission of $9.9 million paid to Cardiff in connection with the acquisition of 69.6% of the issued and outstanding shares of Ocean Rig.

Gain/(loss) on interest rate swaps

Drybulk Carrier segment

For the Drybulk Carrier segment, loss on interest rate swaps increased by $141.0 million from a loss on the calculation at interest rate swaps amounting to $4.0 million for 2007 to a loss of $145.0 million for 2008. The change is attributable to the increased notional amount of the 23 swaps that were outstanding in 2008, compared to eight in 2007, and the adverse movement in interest rates during 2008. Even though the Company considers these instruments as economic hedges, none of the interest rate swaps for the Drybulk Carrier segment qualifies for hedge accounting.

Drilling Rig segment

The Drilling Rig segment realized a loss on interest rate swaps which did not qualify for hedge accounting of $62.9 million during 2008. There is no such expense for the year ended December 31, 2007.

Income taxes

Drybulk Carrier segment

We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Drilling Rig segment

Income taxes for the year ended December 31, 2008 were $2.8 million. These taxes primarily represent withholdings taxes for the operations of the Erik Raude in Ghana. There was no such amount in 2007.

Equity in Loss of Investee

Equity in loss of investees amounted to $6.9 million in the year ended December 31, 2008. This represents the amount of loss that is attributable to the shareholding of DryShips Inc. prior to obtaining control of Ocean Rig for the period from December 21, 2007 to May 14, 2008.

Non controlling Interest

Non controlling interest amounted to an expense of $16.8 million for the year ended December 31, 2008. This represents the amount of consolidated income that is not attributable to the shareholding of DryShips Inc. There was no such expense for the year ended December 31, 2007.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of those consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Convertible Senior Notes: In accordance with Financial Accounting Standards guidance for convertible debt instruments that contain cash settlement option upon conversion at an option of an issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes issued in November 2009 that contain cash settlement provisions by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds.

Resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

The fair value of the liability component was determined assuming a 12% interest rate, representing assumed rate that the company would have to pay for the comparable debt without the conversion feature. The fair value of the share lending agreement component was determined assuming a 5.5% interest rate representing hypothetical interest rate of equivalent Convertible Senior Notes without the share lending agreement.

Vessels’ Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per lightweight ton. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel or drilling rig by drilling rig basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

No impairment indicators were present and therefore no impairment losses were recorded in the year ended December 31, 2007.

As at December 31, 2008 and 2009, as well as at the end of each quarterly reporting period ended during 2009, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in charter rates in the drybulk shipping industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s vessels and drilling rigs, including future charter rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the vessels and drilling rigs. These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amount of the vessels was recoverable, with the exception of the MV Iguana, and therefore, concluded that an impairment loss was necessary.

Goodwill and intangible assets: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired within the Drilling Rigs reporting unit. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with guidance regarding goodwill and other intangible assets. This guidance requires at least the annual testing for impairment, and not the amortization, of goodwill and other intangible assets with an indefinite life.

The Company tests for impairment each year on December 31. The Company tests goodwill for impairment by first comparing the carrying value of the Drilling Rigs reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. The Company estimates the fair value of the Drilling Rigs reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, the Company discounts projected cash flows using a long-term weighted average cost of capital (“WACC”) rate, which is based on the Company’s estimate of the investment returns that market participants would require. To develop the projected net cash flows from the Company’s Drilling Rigs reporting unit, which are based on estimated future utilization, day rates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

For the market approach, the Company derives publicly traded company multiples from companies with operations similar to the Company’s reporting units by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, or Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

From the date the Company acquired Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company’s Drilling Rigs reporting unit and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the WACC rate. In addition, the economic downturn and the volatile oil prices resulted in a downward revision of projected cash flows from the Company’s Drilling Rigs reporting unit in the Company’s forecasted-discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company’s annual goodwill impairment analysis and subsequent reconciliation to its market capitalization, the Company determined that the carrying value of the Company’s goodwill was impaired. A total impairment charge of $700.5 million was recorded for the year ended December 31, 2008, which represents the write-off of all recorded goodwill in the Drilling Rigs reporting unit.

The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade Names, 10 years; Software, 10 years; and fair value of below and above market acquired time charters, over the life of the associated contract. In accordance with guidance regarding the accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The Company’s finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Further downward pressure on the Company’s operating results and/or further deterioration of economic conditions could result in additional future impairments of the Company’s intangible assets. See “Significant Accounting Policies”, Note (7) “Acquisition of Ocean Rig ASA” and Note 8 “Intangible Assets and Liabilities” to the Notes to Consolidated Financial Statements for additional information.

Accounting for Revenue and Related Expenses:

(i)	Drybulk Carrier vessels:

Time and bareboat charters: The Company generates its revenues from charterers for the charter hire of its vessels, which are considered to be operating lease arrangements. Vessels are chartered using time and bareboat charters and where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.

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

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii)	Drilling Rigs:

Revenues: The majority of revenues are derived from contracts including day rate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables as elements.

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

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized in the statement of operations on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value. Revenues related to mobilization and direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period

Fair value of above/below market acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel or drilling rigs the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel and/or rig is acquired. The amount to be recorded as an asset or liability at the date of delivery of a vessel or drilling rig is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter.” When the opposite situation occurs, the difference is recorded as “Fair value of below market acquired time charter.” Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter assumed.

Financial Instruments: The Company designates its derivatives based upon guidance on accounting for derivative instruments and hedging activities which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or the designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized as profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii)	Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

Stock-based compensation: Stock-based compensation represents restricted common stock granted to employees and directors, for their services. The Company calculates total compensation expenses for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period. Expense concerning restricted common stock granted to employees and directors is included in “General and administrative expenses” in the consolidated statements of operations

Recent accounting pronouncements:

In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements. The new guidance was retroactively applied to the consolidated statement of stockholders equity for the year ended December 31, 2008.

In March 2008, new guidance was issued with the intent to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This guidance does not require comparative disclosures for earlier periods at initial adoption. The Company adopted this guidance in the first quarter of 2009.

In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to non forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that non-vested shares granted under its equity incentive plan are participating securities because the non-vested shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this new guidance in 2009, which was retroactively applied to the years ended December 31, 2008 and 2007 and did not have a material impact on the earnings per share.

In December 2008, new guidance was issued which requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The guidance was effective for fiscal years ending after December 15, 2009. Adoption of this guidance in 2009 did not have a significant impact on the Company’s financial statements.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance establishing the FASB Accounting Standards Codification as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification’s content effectively supersedes previous guidance and includes only two levels of GAAP: authoritative and non authoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and revised references to US GAAP in these consolidated financial statements to reflect the guidance in the Codification.

In June 2009, new guidance was issued with regard to the consolidation of variable interest entities (“VIE”). This guidance responds to concerns about the application of certain key provisions of the FASB interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on its consolidated financial statements.

In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.

In October 2009, new guidance was issued with regard to accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. This guidance requires that a share-lending arrangement entered into on an entity’s own shares should be measured at fair value and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendments also require several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The Company applied the new guidance to the own-share lending agreement entered into in association with the Convertible Senior Notes issued in November 2009.

B. Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow, secured bank borrowings and other forms of hybrid instruments such as convertible preferred stock and convertible bonds. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities, and pay dividends. Our board of directors determined to suspend the payment of cash dividends beginning in the fourth quarter of 2008.

Our practice has been to acquire drybulk carriers and drilling rigs/drillships using a combination of funds received from equity investors and bank debt secured by mortgages on our assets. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

We believe that internally generated cash flow will be sufficient to fund the operations (operating costs, working capital requirements and debt service) of our drybulk segment as well as the operations of our operating drilling units for the next twelve months. As of December 31, 2009, our drybulk segment did not have any capital expenditure requirements and our drilling rig segment was a party to four shipbuilding contracts for the construction of four ultra-deepwater drillships. The aggregate shipyard commitments for these contracts for 2010 and 2011 are outlined in Section F, Tabular Disclosure of Contractual Obligations. We do not expect that internally generated cash flow will be sufficient to fund the aggregate shipyard commitments for these drillships which amount to $1.0 billion and $0.9 billion for 2010 and 2011, respectively. We currently do not have any facilities in place for the financing of the remaining construction costs of Hulls 1837 and 1838. Regarding Hulls 1865 and 1866, while we have loan facilities in place for the financing of the construction costs of these hulls, additional draw downs will be fully cash collateralized until we find suitable employment, as defined in the loan facilities, for both vessels. Accordingly, we anticipate that capital expenditures will be funded with cash on hand, secured term bank loans and other forms of debt and equity financing.

Covenants under Secured Credit Facilities

Our secured credit facilities impose operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things, (i) pay dividends without the lenders prior consent, (ii) incur additional indebtedness, (iii) change the flag, class or management of the vessel mortgaged under such facility (iv) create liens on their assets, (v) make loans, (vi) make investments or capital expenditures and (vii) undergo a change in ownership or control and (viii) undergo a change in the manager of the vessel.

Furthermore, our existing secured credit facilities require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, or value maintenance clause.

Our secured credit facilities also subject us to certain financial covenants, as guarantor under the facilities. In general, these financial covenants require us to maintain (i) minimum liquidity, (ii) a minimum market adjusted equity ratio, (iii) a minimum interest coverage ratio, (iv) a minimum market adjusted net worth and (v) a maximum debt service coverage ratio.

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

Breach of Financial Covenants under Secured Credit Facilities

As of December 31, 2008, the Company was in breach of certain financial covenants in its various loan facilities, mainly the value maintenance clause (also known as loan-to-value ratio), the market adjusted net worth clause and the market adjusted equity ratio clause. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted defaults and potential events of default and, together with the cross default provisions in the various loan agreements, could have resulted in the lenders requiring immediate repayment of all of the loans. As of December 31, 2009, the Company had obtained waivers from all of its lenders covering the above-mentioned breaches. These waiver agreements expire in 2010 and 2011. In addition, on December 31, 2009, the Company was in breach of a financial covenant in its $230 million loan facilities dated September 10, 2007, as amended. The Company is in process of resolving this breach.

The market adjusted net worth is broadly calculated as the Company’s stockholders equity as adjusted for the fair market values of the Company’s operational fleet. The market adjusted equity ratio is broadly calculated as the Company’s stockholders equity divided by the Company’s total capitalization (total debt plus stockholders equity) with the equity components adjusted for the fair market values of the Company’s operational fleet. As a result of the Company’s equity offerings in 2009, which netted approximately $952.4 million in proceeds, as of December 31, 2009, the Company was in compliance with the minimum market adjusted net worth and the minimum market adjusted equity ratio clauses stipulated in certain of its credit facilities. In other words, in respect of these two ratios, even if the waiver agreements were not in force as of December 31, 2009, the Company would have been in compliance with the covenants containing such ratios in the original agreements.

The value maintenance clause requirements in the Company’s loan agreements are broadly calculated as the fair market value of the mortgaged vessels under a particular loan facility divided by the outstanding amount of the loan facility. The waiver agreements in effect as of December 31, 2009 generally waived the Company’s obligation to comply with this clause or lowered the minimum requirements under this clause considerably, over the duration of the waiver agreement. Accordingly, no new breaches of these clauses existed as of December 31, 2009. Had the waiver agreements not been in force as of December 31, 2009, the Company would not have been in compliance with the value maintenance clauses in the original loan agreements.

For those waivers that have already expired in 2010 or are scheduled to expire in 2010, the Company is currently in negotiations with its lenders to obtain waiver extensions or to restructure the affected debt. We may not be successful in obtaining additional waivers and amendments to our credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. If the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Our management does not expect that cash on hand, including cash representing a portion of the net proceeds from debt and equity issuances in 2009, and cash generated from operations will be sufficient to repay those loans with cross- default provisions which aggregated approximately $1.6 billion as of December 31, 2009, if such debt is accelerated by the lenders. In such a scenario, the Company would have to seek to access the capital markets to fund the mandatory payments.

As stated above, as of December 31, 2009, the Company had agreements waiving its obligation to comply with the value maintenance clauses, or reducing the requirements of such clauses to a level at which the Company was in compliance, contained in its loan agreements. Some of these waiver agreements have already expired in 2010 or are scheduled to expire during 2010 when the original covenants come back in force. For those waiver agreements expiring in 2010, the Company does not, and does not expect to meet as applicable, the value maintenance clauses contained in the original covenants based on the current fair market values of its vessels at the time of waiver expiry. In addition, the Company was not in compliance with a financial covenant in its $230 million credit facilities as of December 31, 2009 and is in discussions with the lenders thereunder for a waiver. As a result of the cross default provisions in the Company’s loan agreements, defaults existing under these credit facilities, as well as those expected to exist after expiration of other waiver agreements, could result in defaults on all of its outstanding debt and the acceleration of such debt by its lenders. As such, the Company has classified all of the Company’s affected debt as current liabilities. Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. We believe that we will generate sufficient cash from operations and financing activities to satisfy our liquidity needs for the next 12 months based on the assumption that lenders will not demand payment of the loans before their maturity and enable us to continue as a going concern. However, there is a material uncertainty related to events or conditions that raises significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. See Note 3 to our audited consolidated financial statements included in this annual report.

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $460 million aggregate principal amount of 5% convertible unsecured senior notes, or the Notes, due December 1, 2014, resulting in aggregate net proceeds of approximately $448 million after the underwriter commissions.

The holders may convert their notes at any time on or after June 1, 2014 but prior to maturity. However, holders may also convert their notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $7.19 per share of common stock or 139.0821 shares of common stock per $1,000 aggregate principal amount of notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of our common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010.

Existing Credit Facilities

$1.04 billion revolving credit and term loan facility, dated September 17, 2008, as amended

We entered into this facility to refinance certain debt and for general corporate purposes. This credit facility consists of a guarantee facility which provides us with a letter of credit in the amount of up to $20 million, three revolving credit facilities in the amounts of up to $350 million, $250 million and $20 million, respectively, and a term loan facility in the amount of up to $400 million. This loan bears interest at LIBOR plus a margin, and is repayable in 20 quarterly installments plus a balloon payment of $400 million, payable together with the last installment on September 17, 2013. As of December 31, 2009, we had outstanding borrowings in the amount of $808.6 million under this facility.

Two $562.5 million credit facilities, each dated July 18, 2008, as amended

We entered into this facility to partially finance the construction costs of Drillship Hulls 1865 and 1866. Both of these loans bear interest at LIBOR plus a margin and are repayable in 18 semi-annual installments through November 2020. The first installment is payable six months after delivery of the vessels, which is expected to be in the third quarter of 2011. As of December 31, 2009, we had outstanding borrowings in the aggregate amount of $186.3 million under these credit facilities.

On June 5, 2009, we entered into agreements on waiver and amendment terms with respect to each of these credit facilities providing for a waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things, (i) a waiver of the required market adjusted equity ratio, (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent. These agreements were terminated by supplemental agreement dated January 28, 2010, which superceded the waiver agreement and extended the deadline for obtaining employment contracts for Hulls 1865 and 1866 are required for the continued availability of these credit facilities.

$126.4 million term loan facility, dated July 23, 2008, as amended

We entered into this facility to partially finance the acquisition of the vessel MV Flecha. This loan bears interest at LIBOR plus a margin, and is repayable in 40 quarterly installments, plus a balloon payment payable with the last installment in July 2018. As of December 31, 2009, we had outstanding borrowings in the amount of $113.2 million under this term loan facility.

On October 12, 2009, we entered into a supplemental agreement with respect to this loan facility providing for a waiver of certain covenants, including the security cover value maintenance provisions, through October 9, 2011.

$103.2 million loan facility, dated June 20, 2008, as amended

We entered into this facility to partially finance the acquisition costs of the MV Sorrento and MV Iguana. This loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, plus a balloon payment payable with the last installment in July 2016 for the MV Sorrento, and 20 quarterly installments, with the last installment in June 2013 for the MV Iguana. As of December 31, 2009, we had outstanding borrowings in the amount of $63.4 million under this loan facility.

On October 8, 2009, we entered into a supplemental agreement with respect to this loan facility providing for, among other things, waivers of the (i) value maintenance provisions; (ii) market adjusted equity ratio; (iii) market value adjusted net worth; and (iv) certain other financial covenants as through April 8, 2011.

$125 million loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the MV Capri and MV Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment, through June 2016. As of December 31, 2009, we had outstanding borrowings in the amount of $86.0 million under this loan facility.

On February 25, 2010, the Company entered into a supplemental agreement which, among other things: (i) increases the applicable margin on the facilities from January 1, 2009 until December 31, 2010; (ii) amends the minimum security cover; and (iii) amends our financial covenants as guarantor until midnight of December 31, 2010.

$90 million loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the MV Mystic. The loan bears interest at LIBOR plus a margin, and is repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2009, we had outstanding borrowings in the amount of $60.0 million under this loan facility.

On October 22, 2009, the Company reached an agreement, providing for a waiver of certain covenants through September 30, 2010. This agreement, among other things: (i) revises the security cover for the duration of the waiver period and further; and (ii) amends the minimum requirements for the market adjusted equity ratio, market value adjusted net worth of the group and the interest leverage ratio. Furthermore, the waiver agreement increases the interest margin for the duration of the waiver period and includes various dividend and capital expenditure restrictions by us and our subsidiary.

$130 million loan facility, dated March 13, 2008, as amended

We entered into this facility for working capital and general corporate purposes. Currently, the vessels MV Toro and MV Delray are provided as collateral under this loan facility. The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments plus a balloon payment, payable with the last installment in March 2015. As of December 31, 2009, we had outstanding borrowings in the amount of $49.0 million under this loan facility.

On July 30, 2009, we entered into a supplemental agreement with respect to this credit facility providing for the waiver of certain covenants through March 31, 2011. This supplemental agreement, among other things: (i) increases the applicable margin on the facility; (ii) requires that until the end of the waiver period, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security and a restricted cash account equaling a minimum of the next four quarterly principal installments; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives our financial covenants until March 31, 2011.

On 25 January, 2010 the Company entered into a vessel substitution agreement for MVs Toro and Delray. This agreement provides, among other things, that after the end of the waiver period the applicable margin is reduced.

$101.2 million loan facility, dated December 4, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand vessels MV Saldahna and MV Avoca. The loan bears interest at LIBOR plus a margin, and is repayable in 28 quarterly installments, with a balloon payment, payable together with the last installment in January 2015. As of December 31, 2009, we had outstanding borrowings in the amount of $70.3 million under this loan facility.

On June 11, 2009, we entered into a supplemental agreement on waiver terms on this loan facility. This supplemental agreement provides, among other things that through May 19, 2011, (i) the lender will waive the financial covenants contained in the corporate guarantee; (ii) the lender will waive the required prepayment in the event of a security value shortfall; (iii) the applicable margin will be increased; and (iv) we will not pay any cash dividends except under certain circumstances.

$47 million loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2009, we had outstanding borrowings in the amount of $29.0 million under this loan facility.

In February 2009, we entered in a supplemental agreement on waiver and amendment terms on this loan facility, providing for a waiver of certain covenants through December 31, 2009. On November 11, 2009, we entered into an agreement to confirm that the conditions in such waivers remain satisfied, and that the waivers extend to certain financial covenants in our guarantee of this loan facility through December 31, 2009.

In February 2010, we signed a waiver letter, which is subject to documentation, providing for certain covenant amendments including the waiver of our financial covenants until January 1, 2011. The waiver letter increases the applicable margin on this facility.

$90 million loan facility, dated October 5, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Samatan and MV VOC Galaxy. The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in November, 2015. As of December 31, 2009, we had outstanding borrowings in the amount of $74.0 million under this loan facility.

On July 30, 2009, the Company entered into a covenant waiver and amendment agreement with respect to this facility providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

$35 million loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand MV Clipper Gemini. The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. As of December 31, 2009, we had outstanding borrowings in the amount of $25.0 million under this loan facility.

On February 25, 2010, we entered into a supplemental agreement providing for a waiver of certain covenants. These covenant waivers and amendment agreements, among other things: (i) increase the applicable margin on the facilities from January 1, 2009 until December 31, 2010; (ii) amends minimum security cover; and (iii) amend our financial covenants as guarantor until midnight of December 31, 2010.

$628.8 million senior and junior loan facilities, dated March 31, 2006, as amended

We entered into these facilities to provide us with working capital, and to partially finance the acquisition cost of certain vessels. These facilities are comprised of (i) term loan and short-term credit facilities (senior loan facility) and (ii) term loan and short-term credit facilities (junior loan facility).

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment As of December 31, 2009 we had outstanding borrowings in the amount of $498.3 million under this loan facility.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2009, we had outstanding borrowings in the amount of $99.9 million under this loan facility.

On November 17, 2009 the Company entered into a supplemental agreement waiving and amending terms of its senior and junior loan facilities. These supplemental agreements, among other things, amend the (i) market adjusted equity ratios; (ii) market value adjusted net worth; (iii) interest coverage ratios; (iv) minimum liquidity; (v) applicable margins on the facilities from December 22, 2008 until September 30, 2010; and (vi) security cover requirements during the waiver period.

$230 million loan facilities, dated September 10, 2007, as amended

In connection with the acquisition of Drillships Holdings on May 15, 2009, we assumed two $115 million loan facilities that were entered into in September 2007, in order to finance the construction of Hulls 1837 and 1838. The loans bear interest at LIBOR plus margin and are repayable upon the delivery of Hull 1837 in December 2010 and Hull 1838 in March 2011. In addition to the customary security and guarantees issued to the borrower, this facility was collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties, and a personal guarantee from Mr. Economou.

As of December 31, 2009 we had outstanding borrowings in the amount of $230.0 million under these loan facilities.

As of April 6, 2010, we were not in compliance with certain covenants under these loan facilities.

All of the credit facilities discussed in this section are secured by a first priority mortgage over the vessels, assignment of shipbuilding contracts and refund guarantees, corporate guarantees, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels and change in the general nature of our business. In addition, the vessel owning companies are not permitted to pay any dividends without the requisite lender’s prior consent. The loans also contain certain financial covenants relating to our financial position, operating performance and liquidity.

Repaid Credit Facilities

$800 million credit facility and NOK 5.0 billion guarantee facility, dated May 9, 2008

We entered into this facility to finance our acquisition of Ocean Rig and to refinance debt. This loan bears interest at LIBOR plus a margin, and is repayable in four quarterly installments of $75 million each, followed by four quarterly installments of $50 million each plus a balloon payment of $300 million, payable with the last installment on May 12, 2010. As of December 31, 2008, we had outstanding borrowings in the amount of $650.0 million under this facility. During 2009, this facility was fully repaid using proceeds raised from equity offerings.

$31.1 million fixed-rate term notes

In connection with the acquisition of Drillships Holdings on May 15, 2009, we assumed two $15.6 million fixed-rate term notes that were entered into in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were fully repaid in July 2009.

Cash Flows

Year ended December 31, 2009 compared to year ended December 31, 2008

Our cash and cash equivalents increased to $693.2 million as of December 31, 2009, compared to $303.1 million as of December 31, 2008, primarily due to increased cash provided by operating and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $715.4 million as of December 31, 2009. The deficit decrease is due to the reclassification of long term debt to current liabilities. If we were not in breach of our loan covenants, and $1.3 billion of indebtedness were not reclassified to current liabilities as a result of such breach, our working capital would be a “surplus” $582.3 million.

If our working capital deficit is not reduced or continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position, and our ability to make timely payments on our newbuilding purchase contracts and to meet our debt repayment obligations.

We are currently in negotiations with our lenders to obtain additional waivers for those that expire in 2010, or to restructure our debt. Management expects that the lenders will not demand payment of loans before their maturity, provided that we pay loan installments and accumulated accrued interest as they come due under the existing facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $253.9 million, or 47%, to $286.2 million for the year ended December 31, 2009 compared to $540.1 million for the year ended December 31, 2008. This decrease is primarily attributable to the decreased time charter rates for the drybulk carrier segment during the year ended December 31, 2009, which is offset in part by the annual contribution for the drilling rig segment in 2009 as compared to a partial contribution in 2008.

Net Cash Used In Investing Activities

Net cash used in investing activities was $162.0 million for the year ended December 31, 2009, The Company made payments of approximately $185.1 million for asset acquisitions and improvements, and $23.3 million as a result of the net increase in minimum cash deposits required by our lenders. These cash outflows were partially offset by receipt of vessel sale proceeds of approximately $45.4 million.

Net cash used in investing activities was $2.1 billion during 2008 consisting of $991.3 million paid to acquire Ocean Rig, $742.8 million in payments for vessel acquisitions, $507.3 million in advances for vessel acquisitions and vessels under construction, $16.6 million in payments for rig improvements, $262.7 million in payments to restricted cash, partially offset by an amount of $410.2 million representing the net proceeds received from the sale of the vessels MV Matira, MV Menorca, MV Netadola, MV Lanzarotte, MV Waikiki, MV Solana and MV Tonga during the year ended December 31, 2008.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $265.9 million for the year ended December 31, 2009, consisting mainly of net proceeds of $950.6 million from the issuance of common stock in at-the-market offerings, the net proceeds of $447.8 million from the issuance of the convertible senior notes and the drawdown of an additional $150.9 million under the credit facilities. This is partially offset by the repayment of $1.2 billion of debt under our long and short-term credit facilities and the $50 million paid for the acquisition of the non-controlling interests for the acquisition of the drillships.

Net cash provided by financing activities was $1.8 billion for the year ended December 31, 2008, consisting mainly of a $2.9 billion drawdown under short-term and long-term facilities and $662.7 million from net proceeds from the issuance of common stock, partly offset by payments under short-term and long-term credit facilities in the aggregate amount of $1.7 billion and $33.2 million of cash dividends paid to stockholders.

C. Research and Development, Patents and Licenses etc.

Not Applicable.

D. Trend Information

See other discussions within item 5.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	2,852,840	1,721,923	218,417	912,500	—
Interest and borrowing fees (2)	559,152	396,439	102,299	60,414	—
Shipbuilding contracts-Drillships (3)	1,892,277	1,005,984	886,293	—	—
Retirement Plan Benefits (4)	1,358	82	153	134	989
Operating leases (5)	3,040	1,527	1,513	—	—
Office space rent (6)	23	13	10	—	—

Total	5,308,690	3,125,968	1,208,685	973,048	989

(1)	As further discussed in Note 11 to our audited consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2009, was $2,852.8 million (gross of unamortized deferred financing fees and debt discount of $168.2 million), which were used to partially finance the expansion of our fleet, the construction of drilling rigs and the acquisition of Ocean Rig. The loans bear interest at LIBOR plus a margin. The amounts in the table under “Long Term Debt” do not include any projected interest payments.
(2)	Our long-term debt outstanding as of December 31, 2009 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate of 4.06% for the drybulk segment and 3.78% and 1.83% for the drilling rig segment for the year ended December 31, 2009.
(3)	As of December 31, 2009, an amount of $411.9 million was paid to the shipyard representing the first and second installment for the construction cost of the two drillships Hulls 1865 and 1866. An amount of $508.7 million was paid to the shipyard representing the first, second and third installment for the construction cost of Hulls 1837 and 1838.
(4)	During 2009 Ocean Rig had five defined plans for employees managed and funded through Norwegian life insurance companies. It terminated two plans at the end of 2009. Three plans were therefore left as of December 31, 2009. The pension plan covered 264 employees by the year ended 2009. The number of employees covered by the plans since January 1, 2010 is 124. Pension liabilities and pension costs are calculated based on the crucial cost method as determined by an independent third party actuary.
(5)	The Company entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts.
(6)	The Company leases office space in Athens, Greece, from Mr. George Economou, our Chairman and Chief Executive Officer.

Dividend Payments

On January 9, April 2, July 18 and September 30, 2008, the Company declared dividends in the aggregate amount of $33.2 million ($7.3 million ($0.20 per share, paid on January 31, 2008 to the stockholders of record as of January 18, 2008), ($8.5 million ($0.20 per share, paid on April 30, 2008 to the stockholders of record as of April 17, 2008), $8.7 million ($0.20 per share, paid on August 22, 2008 to the stockholders of record as of August 8, 2008, $8.7 million $0.20 per share, paid on October 31, 2008 to the stockholders of record as of October 15, 2008, respectively.)

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

Name	Age	Position
George Economou	57	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	56	Class A Director
Vassilis Karamitsanis	34	Class A Director
Evangelos Mytilinaios	60	Class B Director
George Xiradakis	45	Class B Director
Chryssoula Kandylidis	55	Class C Director
George Demathas	54	Class C Director
Pankaj Khanna	40	Chief Operating Officer
Ziad Nakhleh	37	Chief Financial Officer
Niki Fotiou	40	Senior Vice President Head of Accounting and Reporting
Iro Bei	27	Secretary

The term of our Class B directors expires at the annual general shareholders meeting in 2012. Our Class B directors are Evangelos Mytilinaios and George Xiridakis. The term of our Class C directors expires at the annual general shareholders meeting in 2010. Our Class C directors are George Demathas and Chryssoula Kandylidis. The term of our Class A directors expires at the annual general shareholders meeting in 2011. Each of our Class A, B and C new directors shall hold their positions until their successor shall be elected or until the earlier of their resignation or removal.

The business address of each officer and director is the address of our principal executive offices, which are located at 80, Kifissias Avenue, GR 15125, Amaroussion, Greece.

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou has over 30 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company’s growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to the Board of Directors of Dryships Inc. on July 29, 2009. Harry Kerames has over 21 years of experience in the transportation industry. Mr. Kerames has been the Managing Director of Global Capital Finance where he was responsible for the firm’s shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and Oceanfreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerame graduated with a Bachelor of Science from the University of Connecticut.

Vassilis Karamitsanis was appointed to the Board of Directors of Dryships Inc. on July 29, 2009. Vassilis Karamitsanis is an attorney and a founding partner of SigmaKappaSigma Law Offices. From 2007 to 2009, Mr. Karamitsanis was the Head of the legal department at Karouzos Construction & Development Group. Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants S.A., and as a special advisor to the Hellenic Ministry of Health & Welfare. He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law. Mr. Karamitsanis graduated from Athens College Lyceum, and received his law degree from Aristotle University of Thessaloniki. He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam, and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.

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

George Xiradakis was appointed to the Board of Directors of DryShips Inc. in May 2006. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions. XRTC acted as the commercial representative of international banks including the French banking groups Credit Lyonnais and NATIXIS in Greece. Mr. Xiradakis is also the advisor of various shipping companies, as well as international and state organizations. Mr. Xiradakis has served as a President of the Hellenic Real Estate Corporation and Hellenic National Center of Port Development. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University formerly known as City of London Polytechnic in London. Mr. Xiradakis holds an MSc. in Maritime Studies from the University of Wales.

Chryssoula Kandylidis was appointed to the Board of Directors of DryShips Inc. on March 5, 2008, to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis. Mrs. Kandylidis is the beneficial owner of all the issued and outstanding capital stock of Prestige Finance S.A., a Liberian corporation which owns 30% of the outstanding capital stock of Cardiff. Mrs. Kandylidis has also served as an Advisor to the Minister of Transport and Communications in Greece for matters concerning People with Special Abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d’ Athenes. She also holds a degree in Economics from the University of Geneva. Mrs. Kandylidis is the sister of George Economou, our Chief Executive Officer.

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

Pankaj Khanna was appointed as the Company’s Chief Operating Officer in March 2009. Mr. Khanna has 21 years of experience in the shipping industry. Prior to joining the Company, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. Prior to joining Alba Maritime Services S.A. Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales & purchase activities, newbuilding ordering activities, and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a large multinational shipbroker. Prior to that Mr. Khanna sailed on merchant vessels as a deck officer. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Ziad Nakhleh was appointed as the Company’s Chief Financial Officer in October 2009. Mr. Nakhleh has over 12 years of finance experience. From January, 2005 to September, 2008, he served as Treasurer and Chief Financial Officer of Aegean Marine Petroleum Network Inc., a publicly traded marine fuels logistics company listed on the New York Stock Exchange. For the past year, he was engaged in a consulting capacity to various companies in the shipping and marine fuels industries. Prior to his time with Aegean, Mr. Nakhleh was employed at Ernst & Young and Arthur Andersen in Athens. Mr. Nakhleh is a graduate of the University of Richmond in Virginia and is a member of the American Institute of Certified Public Accountants.

Niki Fotiou was appointed as the Company’s Senior Vice President Head of Accounting and Reporting in January 2010. From July 2006 to December 2009 she served as the Group Controller of Cardiff Marine Inc. For the period from 1993 to 2006, Ms. Fotiou worked for Deloitte and for Hyatt International Trade and Tourism Hellas. Ms Fotiou is a graduate of the University of Cape Town and is a member of the Association of Chartered Certified Accountants. Ms Fotiou serves as Chief Financial Officer and corporate secretary of Allships Ltd. since 2009.

Iro Bei was appointed as corporate secretary of the Company with effect from August 21, 2008. Ms. Bei is an attorney-at-law and is an associate at Deverakis Law Office. Ms. Bei graduated from the School of Law, University College London, U.K. with an LL.B. (2003) and an LL.M. (2004) and she is a member of the Athens Bar Association (2008).

B. Compensation of Directors and Senior Management

We paid an aggregate amount of $5.0 million as cash compensation to our executive directors for the fiscal year ended December 31, 2009. Non-executive directors received annual cash compensation in the aggregate amount of $0.3 million plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

We entered into an agreement with Fabiana with an effective date of February 2008, a related-party entity incorporated in the Marshall Islands in October 2008. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The agreement is for a period of five years unless terminated earlier in accordance with the terms of the agreement. Pursuant to the agreement, the Company is obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana of 1,000,000 shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (described below). Such shares vest quarterly in eight equal installments beginning in May 2008.

On January 21, 2009, the Company’s Chief Executive Officer received a retroactive cash bonus of Euro 5,000,000. In addition, the annual remuneration to Fabiana was changed to Euro 2,000,000 instead of $2,000,000.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common stock, with par value $0.01, be granted to Fabiana for the contribution during 2009 as well as for anticipated services as the Company’s CEO during the years 2010, 2011 and 2012. The shares shall vest over a period of four years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; 1,500,000 shares to vest on December 31, 2012, respectively.

On January 25, 2010, the Company’s 2008 Equity Incentive Plan was amended to provide that a total of 21,834,055 common shares be reserved for issuance under the Plan and the annual remuneration to Fabiana was amended to Euro 2,700,000.

Equity Incentive Plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan, or the Plan. Under this Plan, officers, key employees, and directors are eligible to receive, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 1,834,055 shares of common stock were reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the plan will expire after January 16, 2018, which is the tenth anniversary of the date the Plan was adopted. As of December 31, 2008, we have awarded 1,000,000 common shares to Fabiana. The shares vest quarterly in eight equal installments with the first installment of 125,000 common shares vesting on May 28, 2008. The fair value of each share on the grant date was $75.09. The fair value of the 1,000,000 common shares on the grant date amounted to $75.1 million, or $75.09 per share, and will be recognized as compensation in the consolidated accompanying statements of income over the two year vesting period. The related stock based compensation expense for the year ended December 31, 2009 amounted to $37.8 million and is included in “General and administrative expenses in the accompanying consolidated statements of operations. As of April 6, 2010, all of these common shares have vested.

On October 2, 2008, the Company’s Board of Directors and Compensation Committee approved grants in the amount of 9,000 vested shares and 9,000 unvested shares to the non-executive directors of the Company. The unvested common shares will vest ratably over a three year period with the first vesting date being January 1, 2009. The fair value of each vested share on the grant date was $33.59 and will be recognized as compensation in the consolidated statements of operations over the three year vesting period quarterly in 12 equal installments. The fair value of the non-vested shares granted amounted to $0.3 million and will be recognized as compensation in the accompanying consolidated statements of income over the three year vesting period. Stock based compensation for our directors relating to this grant for the year ended December 31, 2009 amounted to $0.1 million and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan were granted to an executive of the Company. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. Stock based compensation for our directors relating to this grant for the year ended December 31, 2009 amounted to $0.2 million and is included in “General and administrative expenses” in the accompanying consolidated statements of operation.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common stock, with par value $0.01, be granted to Fabiana for the contribution during 2009 as well as for anticipated services of the Company’s CEO during the years 2010, 2011 and 2012. The shares shall vest over a period of four years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; 1,500,000 shares to vest on December 31, 2012, respectively.

On January 25, 2010, the Company’s 2008 Equity Incentive Plan was amended to provide that a total of 21,834,055 common shares be reserved for issuance under the Plan.

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

C. Board Practices

Committees of the Board of Directors

The Board has established an audit committee comprised of three independent directors: Evangelos Mytilinaios, George Demathas and George Xiradakis. The Audit Committee is governed by a written charter, which is approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements under United States Securities and Exchange Commission, or SEC, Rule 10A-3 that all members of the Audit Committee fulfill the requirement of being financially literate and that George Xiradakis qualifies as an audit committee financial expert as defined under current SEC regulations. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

D. Employees

As of December 31, 2009, the Company employed four persons at its offices in Athens, Greece.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions”.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock as at April 6, 2010. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Common Stock
Common Stock, par value $0.01	George Economou *	44,931,746	15.8%

*	Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 5,500,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares which are issuable upon the exercise of warrants dated April 8, 2009, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one share of common stock. The warrants have been issued to Sphinx Investment Corp. pursuant to a Securities Purchase Agreement dated March 6, 2009. A total of 1,500,000 warrants to purchase shares of common stock became exercisable on October 8, 2009, at an exercise price of $20 per share. A total of 1,500,000 warrants to purchase shares of common stock will became exercisable on April 8, 2010, at an exercise price of $25 per share. A total of 500,000 warrants to purchase shares of common stock will became exercisable on October 8, 2010, at an exercise price of $30 per share.

Mr. Economou may be deemed to beneficially own 23,768,657 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation, which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Entrepreneurial Spirit Holdings Inc owns 33,955,224 shares in Series A Convertible Preferred Stock of the Issuer, which in accordance with the terms of the Securities Purchase Agreements, dated July 9, 2009, by and between the Issuer and Entrepreneurial Spirit Holdings Inc. and the sellers named therein, may be converted into shares of common stock at the option of Entrepreneurial Spirit Holdings Inc., at any time, at a rate of 1:0.7.

B. Related Party Transactions

Mr. George Economou, our Chairman and Chief Executive Officer, controls the Entrepreneurial Spirit Foundation (the “Foundation”), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff, our manager. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou’s sister, Ms. Chryssoula Kandylidis, who serves on our board of directors.

Cardiff Management and Services Agreements: We outsource all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to Cardiff pursuant to new management agreements effective July 1, 2008, with an initial term of five years that will be automatically extended to successive five year terms. In the case of a vessel having been sold, notice to terminate the relevant management agreement is not effective until 90 days following the date of the protocol of delivery, unless otherwise mutually agreed in writing.

The management fee we pay to Cardiff, our manager, is Euro 600 per day, per vessel. In addition, the management agreements provide for payment to Cardiff of: (i) a fee of Euro 105 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid on vessels since October 1, 2006; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provides commercial operations and freight collection services in exchange for a fee of Euro 90 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per eight hour day.

Cardiff provides the Company with financial accounts services in exchange for a fee of Euro 120 per day, per vessel. The Company also pays Cardiff a quarterly fee of Euro 260,500 for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff are adjusted upward or downward based on the year-on-year increase in the Greek consumer price index.

Additionally the Company pays a management fee of $40,000 per month per drillship Hull 1837 and Hull 1838. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.

Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 Cardiff has acted as the Company’s chartering broker and sales and purchase broker.

Management fees for the period from January 1 to December 31, 2007 were based at a daily fixed fee of $689 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upward or downward according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Management fees for the period from January 1, 2008 to June 30, 2008 were based on a daily fixed fee of $775.50 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upward or downward according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

Office Lease: We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and Chief Executive Officer. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for the duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases.

Consultancy Agreement: We entered into an agreement with Fabiana, a related-party entity incorporated in the Marshall Islands, in October 2008, with an effective date of February 2008. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The agreement is for a period of five years unless terminated earlier in accordance with the terms of the agreement. Pursuant to the agreement, the Company is obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana of 1,000,000 shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (described below). Such shares vest quarterly in eight equal installments beginning in May 2008. On January 21, 2009 the annual remuneration to Fabiana was changed to Euro 2,000,000 from $2,000,000. On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common Stock, with par value $0.01, be granted to George Economou for his contribution during 2009 as well as for anticipated services as the Company’s CEO during the years 2010, 2011 and 2012. The shares shall vest over a period of four years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; and 1,500,000 shares to vest on December 31, 2012, respectively. In addition on January 25, 2010, the Company’s 2008 Equity Incentive Plan was amended to provide that a total of 21,834,055 common shares be reserved for issuance under the Plan and that the annual remuneration be amended to Euro 2,700,000.

Right of First Refusal: Until February 2010, Mr. Economou was a party to a letter agreement that included a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, entered into an agreement that set forth terms upon which he or it would acquire that drybulk carrier. Under the agreement, Mr. Economou was required to notify our audit committee of any agreement that he or his other affiliates entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and provide the audit committee with a period of 7 days for single vessel transactions and 14 days for multi-vessel transactions in which to decide whether to accept the opportunity and nominate a subsidiary of the Company to become the purchaser before Mr. Economou could accept the opportunity or offer it to any of his other affiliates. The letter agreement was terminated on February 22, 2010 and, as a result, the Company no longer has a right of first refusal for the acquisition of drybulk vessels.

Purchase of Derivatives from Related Parties: In order to maintain the minimum hedging ratio of the loan amendment with an international bank, on June 22, 2007 the Company acquired interest rate derivatives which were valued on that date by the financial institutions that were counterparties to these agreements at an amount of $1.3 million (asset), from two related companies controlled by Mr. Economou.

Purchase of Ocean Rig ASA shares: On December 20, 2007, Primelead Limited, a wholly owned subsidiary of DryShips acquired 51,778,647 shares in Ocean Rig ASA following its nomination as a buyer from Cardiff. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff amounting to $4.1 million. The commission was treated as an internal cost and is included in “Other, net” in the Company’s consolidated statements of operations. This commission was paid on February 1, 2008.

In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig, were purchased from companies controlled by the Company’s Chief Executive Officer for a consideration of $66.8 million, which is the U.S. dollar equivalent of NOK 45 per share, which is the price that was offered to all shareholders in the mandatory offering.

A commission of $9.9 million was paid to Cardiff for services rendered in relation to the acquisition of the remaining shares in Ocean Rig ASA. This above commission was paid on December 5, 2008 and is reflected in “Other, net” in the company’s consolidated statements of operations.

Cancellation of Purchases of Four Panamax Vessels: We previously entered into separate agreements to acquire four Panamax vessels, including two newbuildings, for an aggregate purchase price of $400 million, from companies beneficially owned by George Economou, our Chairman and Chief Executive Officer. In December 2008, we agreed to cancel these transactions in exchange for a cash payment by us of $105.0 million in addition to the sellers’ retaining the deposits totaling $55.0 million which we previously paid for the four vessels. The vessels were: (i) a 75,228 dwt Panamax vessel built in 2008; (ii) a 75,204 dwt Panamax vessel built in 2007; (iii) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008; and (iv) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009. As part of the termination agreement, we were granted exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160.0 million. The exclusive purchase option granted to us by the selling companies terminated on December 31, 2009 and was not exercised.

Cancellation of Purchases of Nine Capesize Vessels: In October 2008, we agreed to purchase nine Capesize drybulk carriers for consideration aggregating $1.17 billion, consisting of 19.4 million of our common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. The sellers were clients of Cardiff, including affiliates of George Economou, our Chairman and Chief Executive Officer, and unaffiliated parties. In light of the considerable decrease in asset values of the nine Capesize vessels, we reached an agreement with the sellers to cancel this transaction. The consideration to cancel the transaction consisted of the issuance of 6.5 million of our common shares to entities that are unaffiliated with us and nominated by the third-party sellers, which were subject to a six month lock-up period. The consideration received by entities controlled by George Economou consisted solely of 3,500,000 warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share. Each warrant entitles the holder to purchase one share of our common stock. The warrants vest over an 18-month period and expire after five years.

Adjustment in Contract Price for Two Panamax Newbuildings: We had previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels were scheduled for delivery from Hudong Shipbuilding in the fourth quarter of 2009 and the first quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, had agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We had agreed to increase the purchase price for Hulls 1518A and 1519A by $4.5 million each in consideration for: (i) a corresponding $9.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A did repay us by effecting payment of $9.0 million to Hudong Shipbuilding. We issued a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. These hulls were delivered in 2009 and $9.0 million was paid upon delivery.

Acquisition of Newbuilding Drillships Identified as Hulls 1837 and 1838: On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of Cardiff, including Mr. Economou. As part of this transaction, the Company assumed the liabilities for two $115 million loan facilities which, in addition to the customary security and guarantees issued to the borrower, were collateralized by certain vessels owned by certain parties affiliated with Mr. Economou, corporate guarantees of certain entities affiliated with Mr. Economou and a personal guarantee from Mr. Economou. The drillships are sister vessels to drillship hulls 1865 and 1866 and are also being constructed by Samsung Heavy Industries. The expected cost of construction is approximately $800 million per unit. As of April 6, 2010, $614 million has been paid in installments for these hulls. As of April 6, 2010 we have installment payments due totaling $767.7 million and have incurred total debt obligations of $230 million. We have not yet obtained financing for these installment payments for Hulls 1837 and 1838, which amount to approximately 70% of the purchase price of these drillships.

On May 15, 2009, the above transaction closed. As consideration of this acquisition, Ocean Rig UDW issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009. The consideration paid to the related-party sellers was determined based on various fair value valuation methods.

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50 million cash payment and the issuance of 52,238,806 shares of the Company’s Series A Convertible Preferred Stock with an aggregate face value of $280 million.

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

We previously entered into an agreement with Samsun Logix Corporation, or Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price. The buyers were obligated to remit an additional deposit of $1.5 million. We received notice from Samsun that it filed for receivership. Following Samsun’s failure to pay the additional deposit, we commenced arbitration proceedings against Samsun. In February 2010 Samsun’s plan of reorganization was approved by its creditors. As part of this plan the Company will recoup a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements.

On March 15, 2008, we entered into a memorandum of agreement to sell the MV Delray ex Lacerta, a 1994 built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. The sale will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We are pursuing all legal remedies against the buyer.

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

On March 5, 2009, a complaint against the Company’s board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. This appeal is to be heard by the Supreme Court on a future unknown date.

Ocean Rig’s Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig understands that the Angolan government may retroactively levy import/export duties for the period 2004 to 2007. Ocean Rig has not received any formal claim in relation to the potential duties and no provision has been made. The maximum exposure related to a potential claim is estimated to be between $5 to $10 million.

Dividend Policy

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning in the fourth quarter of 2008, suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements. In addition, the waivers of our non-compliance with covenants in our loan agreements that we received from our lenders may prohibit us from paying our dividends.

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

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “DRYS”. Since our initial public offering in February 2005, the high and low closing price of our common stock for the designated periods were as follows:

	Sales Price
For the Period	High	Low
2010
April 1 through April 6	$6.00	$6.39
March	$6.18	$5.38
February	$5.82	$5.27
January	$6.77	$5.50
2009
Fourth quarter	$7.37	$5.82
December	6.36	5.82
November	7.14	5.86
October	7.37	6.01
Third quarter	$7.48	$4.90
September	7.48	5.65
August	6.71	5.69
July	7.08	4.90
Second quarter	$10.70	$4.52
First quarter	$16.58	$2.79
2008
1st Quarter ended March 31, 2008	$87.45	$52.18
2nd Quarter ended June 30, 2008	$110.74	$59.98
3rd Quarter ended September 30, 2008	$79.61	$33.15
4th Quarter ended December 31, 2008	$35.45	$3.54
Year ended December 31, 2008	$110.74	$3.54
2007
1st Quarter ended March 31, 2007	$23.50	$16.99
2nd Quarter ended June 30, 2007	$43.38	$23.24
3rd Quarter ended September 30, 2007	$91.40	$44.14
4th Quarter ended December 31, 2007	$130.97	$69.67
Year ended December 31, 2007	$130.97	$16.99
2006
Year ended December 31, 2006	$18.01	$8.58

	High	Low
2005
February 3, 2005 to December 31, 2005	$23.16	$12.16

Item 10.	Additional Information

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

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the sections entitled “Description of Capital Stock” and “Description of Preferred Shares” in our

Registration Statement on Form F-3ASR (File No. 333-146540) filed with the SEC on October 5, 2007, as amended by Post-Effective Amendment No. 1, filed with the SEC on October 20, 2008, provided that since the date of that Registration Statement, our outstanding shares of common stock have increased to 284,826,871 as of April 6, 2010. Our outstanding shares of preferred stock have not increased since the date of the Registration Statement.

Directors

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote in an election. Our articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. Class A directors served for a term expiring at the 2005 annual meeting of shareholders. Directors designated as Class B directors served for a term expiring at the 2006 annual meeting. Directors designated Class C directors served for a term expiring at the 2007 annual meeting. At annual meetings for each initial term, directors elected to replace those whose terms expire at such annual meetings will hold office until the third succeeding annual meeting. For instance, the current Class C directors were elected to hold office at the 2007 annual meeting and therefore their terms do not expire until the 2010 annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights with respect to those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.

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

We are also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our bylaws. We believe that the indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

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

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of January 18, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value U.S.$0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the company’s common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $250 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 15% of the company’s common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of the company’s common stock and before that Acquiring Person acquires more than 50% of the company’s outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company’s common stock. The rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company’s common stock. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the

terms of the rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections. As of December 31, 2009, no exercise of any purchase right has occurred. As of July 9, 2009, an amendment has been effected to the stockholders rights agreement to reflect the issuance of Series A Convertible Preferred Stock.

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

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, or Treasury Regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the “Company” include the Company’s subsidiaries. This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the Treasury Regulations promulgated thereunder, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)	It is organized in a “qualified foreign country” which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code, which the Company refers to as the “Country of Organization Requirement”; and

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

The U.S. Treasury Department has recognized (i) the Marshall Islands, the country of incorporation of the Company and of a number of its ship-owning subsidiaries and (ii) Malta, the country of incorporation of the remaining ship-owning subsidiaries of the Company, as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the Country of Organization Requirement.

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2009 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company’s 2009 taxable year, the Company’s stock was “primarily and regularly traded” on the Nasdaq Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2009 United States income tax returns.

Taxation in Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source income, the Company’s U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the 4% gross basis tax regime. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on the Company’s U.S. source Shipping Income during the 2008 and 2009 taxable years, the Company would be subject to U.S. federal income tax of approximately $1.7 million and $0.3 million respectively under Section 887 of the Code in the absence of an exemption under Section 883 of the Code.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Taxation of Our Other Income

In addition to our shipping operations, we provide drilling services to third parties on the United States Outer Continental Shelf through our indirect wholly-owned subsidiary, Ocean Rig USA LLC. Ocean Rig USA LLC is engaged in a trade or business in the United States. Therefore, Ocean Rig USA LLC is subject to U.S. federal income tax on a net basis on its taxable income. The amount of such taxable income and such U.S. federal income tax liability will vary depending upon the level of Ocean Rig USA LLC’s operations in the United States in any given taxable year. Distributions from Ocean Rig USA LLC to our subsidiary that owns the interests in Ocean Rig USA LLC may be subject to U.S. federal withholding tax at a 30% rate.

U.S. Federal Income Taxation of Holders

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor regarding the U.S. federal income tax consequences of owning an interest in a partnership that holds our common stock.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, its Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the Company’s common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Market, on which our common stock is listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend”, which is generally a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as long-term capital gain on loss. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to elect to mark-to-market our common stock, which election we refer to as a “Mark-to-Market Election.”

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as a “U.S. Electing Holder,” the U.S. Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the U.S. Electing Holder, regardless of whether or not distributions were received from us by the U.S. Electing Holder. The U.S. Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. A U.S. Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder’s tax basis in its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a Mark-to-Market Election for that year, whom we refer to as a “Non-Electing U.S. Holder,” would be subject to special rules with respect to (1) any excess distribution (e.g., the portion of any distributions received by the Non-Electing U.S. Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing U.S. Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells the Company’s common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

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

Ocean Rig provides offshore drilling services to third parties through its fully owned subsidiaries. Such services may be provided in countries where the tax legislation subjects the drilling revenue to withholding tax or other corporate taxes, and where the operating cost may also be increased due to tax requirements. The amount of such taxable income and liability will vary depending upon the level of Ocean Rig’s operations in such jurisdiction in any given taxable year. Distributions from Ocean Rig subsidiaries may be subject to withholding tax.

Ocean Rig does not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the United Kingdom, or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

F. Dividends and Paying Agents

Not Applicable

G. Statement by Experts

Not Applicable

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website: http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Our Risk Management Policy

Our primary market risks relate to adverse movements in the charter hire rates for our fleet, in both the drybulk carrier sector and the drilling rig sector, and any declines that may occur in the value of our assets which are made up primarily of the vessels and drilling rigs. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and charterer rates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to these risks. In regard to charterer rates and bunker prices, as our employment policy for our vessels and rigs has been, and is expected to continue to be, with a high percentage of our fleet on periodic employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

Our management regularly reviews the strategic decision with respect to the appropriate ratio of spot charter revenues to fixed rate charter revenues taking into account its expectations about spot and time charter forward rates. Decisions to modify fixed rate coverage are implemented in either the physical markets through changes in time charters or in the FFA markets, thus managing the desired strategic position while maintaining flexibility of ship availability to customers. The Company enters into Forward Freight Agreements with an objective of economically hedging risk seeking to reduce its exposure to changes in the spot market rates earned by some of its vessels in the normal course of its shipping business. None of these FFAs qualify as cash flow hedges for accounting purposes. FFAs are executed mainly through the London Clearing House, or LCH. LCH requires the posting of collateral by all participants. The use of a clearing house reduces the Company’s exposure to counterparty credit risk.

Under the terms of our loan agreements, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, in order to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet, including the drybulk vessels and the drilling rigs. These valuations are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in our books.

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

We have a total of 34 interest rate swap, cap and floor agreements, maturing from June 2011 through September 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $24.4 million based upon our debt level at December 31, 2009. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2009 from $76.5 million to $100.9 million.

Foreign currency exchange risk

We generate all of our revenues in Dollars but currently incur approximately 50% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2009, the net effect of a 1% adverse movement in U.S. dollar/euro exchange rates would not have a material effect on our net income.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2009, we had ten open foreign currency forward exchange contracts.

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

(a) Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2009. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of December 31, 2009.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that

The Company’s system of internal control over financial reporting includes those policies and procedures that:

a.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

b.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

c.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) published in its report entitled Internal Control-Integrated Framework. As a result of this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s internal controls over financial reporting is effective as of December 31, 2009.

(c)	Attestation report of the Registered Public Accounting Firm.

The registered public accounting firms that audited the consolidated financial statements, Ernst & Young AS and Deloitte Hadjipavlou, Sofianos & Cambanis S.A., have each issued an attestation report on the Company’s internal control over financial reporting, appearing on pages F-3 and F-5, respectively, of the financial statements filed as part of this report, which such reports are incorporated herein by reference.

(d)	Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

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

Audit Fees

The table below sets forth the total fees for the services performed by: (i) Deloitte in 2008 and 2009; and (ii) Ernst and Young (Norway) in 2008 and 2009 in connection with Ocean Rig ASA, which we refer to as the Independent Registered Public Accounting Firms. The table below also identifies these amounts by category of services.

	2008	2009
Audit fees	$1,550,618	$2,687,996
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—

Total fees	$1,550,618	$2,687,996

The 2009 amount of $2,687,996 relates to audit services provided in connection with the audit of our consolidated financial statements and PCAOB AU 722 Interim Financial Information for the issuance of 165,054,595 common shares in January through May 2009 under our sales agency agreement and for the issuance of the $460 million of convertible senior notes in November 2009. There were no tax, audit-related or other fees billed in 2009.

The 2008 amount of $1,550,618 relates to audit services provided in connection with the audit of our consolidated financial statements and PCAOB AU 722 Interim Financial Information, the issuance of 4,759,000 common shares in March 2008 and the issuance of 27,050,000 common shares from October through December 2008 under our controlled equity offering sales agreement. There were no tax, audit-related or other fees billed in 2008.

All audit services provided by the Independent Registered Public Accounting Firms were pre-approved by the Audit Committee.

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

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

PART III.

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements, beginning on page F-1, together with the respective reports of the Independent Registered Public Accounting Firms thereon, are filed as a part of this report.

Item 19.	Exhibits

(a) Exhibits, Exhibit Number, Description

1.1	Articles of Amendment to Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (2)

2.1	Form of Share Certificate*

2.2	Form of Global Note

2.3	Indenture dated November 17, 2009 (3)

2.4	First Supplemental Indenture dated November 25, 2009 to the Indenture dated November 17, 2009 (4)

4.1	Amended and Restated 2008 Equity Incentive Plan of the Company

4.2	Loan Agreement dated November 12, 2004 by and between certain subsidiaries of the Company, Commerzbank AG and HSH Nordbank AG relating to a facility of up to $185,000,000 (5)

4.3	Senior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $518,750,000 (6)

4.4	Junior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $110,000,000 (7)

4.5	Supplemental Letter Agreement dated May 15, 2006 to the HSH Nordbank Senior and Junior Loan Agreement

4.6	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Senior Loan Agreement (8)

4.7	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Junior Loan Agreement (9)

4.8	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Senior Loan Agreement (10)

4.9	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Junior Loan Agreement (11)

4.10	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Senior Loan Agreement (12)

4.11	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Junior Loan Agreement (13)

4.12	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Senior Loan Agreement (14)

4.13	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Junior Loan Agreement (15)

4.14	Supplemental Agreement dated November 17, 2009 to the HSH Nordbank Senior Loan Agreement

4.15	Supplemental Agreement dated November 17, 2009 to the HSH Nordbank Junior Loan Agreement

4.16	Controlled Equity Offering Sales Agreement dated October 12, 2007 by and between the Company and Cantor Fitzgerald & Co. (16)

4.17	Contract for the Construction and Sale of a Drillship (Hull No. 1837) dated September 17, 2007 by and between Drillship Hydra Owners Inc. and Samsung Heavy Industries Co., Ltd. (17)

4.18	Contract for the Construction and Sale of a Drillship (Hull No. 1838) dated September 17, 2007 by and between Drillship Paros Owners Inc. and Samsung Heavy Industries Co., Ltd. (18)

4.19	Loan Agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000 (19)

4.20	Loan Agreement dated October 5, 2007 by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000 (20)

4.21	First Supplemental Agreement dated July 30, 2009 to a loan agreement dated October 5, 2007 by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000

4.22	Loan Agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000 (21)

4.23	Waiver Letter, dated February 24, 2010 to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000

4.24	Loan Agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000 (22)

4.25	Supplemental Agreement dated June 11, 2009 to a loan agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000

4.26	Contract for Construction and Sale of a Drillship (Hull No. 1865) dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. (23)

4.27	Contract for Construction and Sale of a Drillship (Hull No. 1866) dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. (24)

4.28	Construction and Sale Contract of Drillship Hull No. 1838 by Samsung Heavy Industries Co., LTD to Drillship Paros Owners Inc., dated September 17, 2007

4.29	Construction and Sale Contract of Drillship Hull No. 1837 by Samsumg Heavy Industries Co., LTD to Drillship Hydra Owners Inc., dated September 17, 2007

4.30	Agreement dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1865 (25)

4.31	Agreement dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1866 (26)

4.32	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1866) by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. (27)

4.33	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1865) by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. (28)

4.34	Loan Agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000 (29)

4.35	First Supplemental Agreement dated December 12, 2008 to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000

4.36	Second Supplemental Agreement dated July 30, 2009 to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000

4.37	Loan Agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG and other financial institutions listed therein relating to a term loan facility of up to $90,000,000 (30)

4.38	Waiver Letter, dated October 22, 2009 to a loan agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG (now Commerzbank AG) and other financial institutions listed therein relating to a term loan facility of up to $90,000,000

4.39	International Swap Dealers Association Inc. Master Agreement dated May 7, 2008 by and between the Company and EFG Eurobank Ergasias S.A. (31)

4.40	Loan and Guarantee Facility Agreement dated May 9, 2008 by and between Primelead Limited, Nordea Bank Finland Plc and DnB NOR Bank ASA relating to a credit facility of up to $800,000,000 and a guarantee facility of up to NOK 5,000,000,000 (32)

4.41	Waiver Agreement dated February 12, 2009, to the Nordea Bank $800,000,000 Loan and Guarantee Facility (33)

4.42	Loan Agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc. Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000 (34)

4.43	Consultancy Agreement dated May 28, 2008 by and between the Company and Fabiana Services S.A. (35)

4.44	First Supplemental Agreement, dated February 25, 2010 to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000

4.45	Loan Agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000 (36)

4.46	First Supplemental Agreement, dated October 8, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000

4.47	Loan Agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000 (37)

4.48	Supplemental Agreement, dated October 12, 2009 loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000

4.49	Credit Facility Agreement dated July 18, 2008 by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (38)

4.50	Credit Facility Agreement dated July 18, 2008 by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (39)

4.51	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG

4.52	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG

4.53	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG

4.54	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG

4.55	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG

4.56	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG

4.57	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000 (40)

4.58	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000

4.59	Amendment and Restatement Agreement, dated November 19, 2009, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000

4.60	Share Purchase Agreement dated October 3, 2008 by and between Primelead Shareholders Inc., Entrepreneurial Sprit Holdings Inc., Advice Investments S.A., Magic Management Inc. and Deep Sea Investments Inc. (41)

4.61	Agreement dated January 15, 2009 by and between the Company and Central Mare Inc., as amended on March 18, 2009 (42)

4.62	ATM Equity OfferingSM Sales Agreement dated January 28, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (43)

4.63	Termination and Release Agreement dated March 6, 2009 by and between the Company and the purchasers named therein (44)

4.64	Securities Purchase Agreement dated March 6, 2009 by and between the Company and the purchasers named therein (45)

4.65	Secured Loan Agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000

4.66	First Supplemental Agreement, dated January 10, 2008, to Secured Loan Facility Agreement dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG

4.67	Second Supplemental Agreement, dated January 23, 2009, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB AG, to a Secured Loan Facility Agreement dated September 10, 2007 as amended and supplemented by a First Supplemental Agreement Dated January 10, 2008

4.68	ATM Equity OfferingSM Sales Agreement dated May 7, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (46)

4.69	Loan Agreement, dated May 13, 2009, between Primelead Holding Inc. and Nordea Bank Finland PLC, relating to a loan facility of up to $300,000,000

4.70	Securities Purchase Agreement, dated as of July 9, 2009, by and between the Company and Entrepreneurial Sprit Holdings Inc., Advice Investments S.A., Magic Management Inc. and Deep Sea Investments Inc (47)

4.71	Underwriting Agreement dated November 19, 2009 by and between the Company, Deutsche Bank and Deutsche Bank AG, London Branch relating to the issuance of loan of up to 26,100,000 shares of common stock by the Company (48)

4.72	Underwriting Agreement dated November 19, 2009 by and between the “Company and Deutsche Bank Securities Inc. relating to the offering of 5.00% Convertible Senior Notes by the Company (49)

4.73	Share Lending Agreement dated November 19, 2009 between the Company and Deutsche Bank AG, London Branch (50)

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.3	Consent of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou, Sofianos & Cambanis S.A.)

(1)	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.
(2)	Filed as Exhibit 3.2 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.
(3)	Filed as Exhibit 4.7 to the Company’s Post-effective Amendment to the Registration Statement on Form F-3 (File No. 001-146540) on November 17, 2009.
(4)	Filed as Exhibit 3 to the Company’s Current Report on Form 6-K on November 25, 2009.
(5)	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-122008) on January 13, 2005.
(6)	Filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F on April 21, 2006.
(7)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on April 21, 2006.
(8)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(9)	Filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(10)	Filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(11)	Filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(12)	Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(13)	Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(14)	Filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(15)	Filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(16)	Filed as an Exhibit 1.1 to the Company’s Current Report on Form 6-K on October 15, 2007.
(17)	Filed as Exhibit 10.2 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(18)	Filed as Exhibit 10.3 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(19)	Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(20)	Filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(21)	Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(22)	Filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(23)	Filed as Exhibit 10.4 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(24)	Filed as Exhibit 10.5 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(25)	Filed as Exhibit 4.29 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(26)	Filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(27)	Filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F on March 30, 2009.

(28)	Filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(29)	Filed as Exhibit 4.33 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(30)	Filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(31)	Filed as Exhibit 4.35 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(32)	Filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(33)	Filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(34)	Filed as Exhibit. 4.38 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(35)	Filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(36)	Filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(37)	Filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(38)	Filed as Exhibit 10.6 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(39)	Filed as Exhibit 10.7 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(40)	Filed as Exhibit 4.44 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(41)	Filed as Exhibit 10.1 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(42)	Filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(43)	Filed as Exhibit 1.4 to the Company’s Current Report on Form 6-K on January 29, 2009.
(44)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on March 10, 2009.
(45)	Filed as Exhibit 2 to the Company’s Current Report on Form 6-K on March 10, 2009.
(46)	Filed as Exhibit 1.6 to the Company’s Current Report on Form 6-K on May 12, 2009.
(47)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on July 14, 2009.
(48)	Filed as Exhibit 2 to the Company’s Current Report on Form 6-K on November 25, 2009.
(49)	Filed as Exhibit 1 to the Company’s Current Report on Form 6-K on November 25, 2009.
(50)	Filed as Exhibit 4 to the Company’s Current Report on Form 6-K on November 25, 2009.
*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on March 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: April 9, 2010	By:	/s/ Ziad Nakhleh

Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheet of Ocean Rig UDW Inc. and subsidiaries (“the Company”) as of 31 December 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year in the period ended 31 December 2009 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

IAS 1 requires that financial statements be presented with comparative financial information. These consolidated financial statements have been prepared solely for the purpose of meeting the requirements of Rule 2-05 of Regulation S-X as it relates to the results of operations of the Company for the year in the period ended 31 December 2009. Accordingly no comparative financial information is presented.

In our opinion, except for the omission of comparative information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. and subsidiaries at 31 December 2009, and the consolidated results of their operations and their cash flows for the year in the period ended 31 December 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

International Financial Reporting Standards as issued by the International Accounting Standards Board differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that Ocean Rig UDW Inc. and subsidiaries will continue as a going concern. Ocean Rig UDW Inc. is a wholly owned subsidiary of DryShips Inc. As more fully described in Note 20, Ocean Rig UDW Inc. and subsidiaries is dependent upon support from its parent entity or additional external debt or equity financing to meet future capital expenditures. In addition, due to cross default provisions associated with its parent entity’s loans and breaches of certain financial covenants, certain of Ocean Rig UDW Inc.’s outstanding balances of debt are classified as current liabilities. Further, DryShip Inc.’s inability to comply with financial covenants under its original loan agreements and a negative working capital position, raise substantial doubt about DryShips Inc.’s ability to continue as a going concern. Because of the aforementioned conditions relating to DryShips Inc., and the uncertainties surrounding its plans to address its liquidity needs, the parent entity’s actions or inability to further support Ocean Rig UDW Inc.’s funding needs could have a substantial effect on Ocean Rig UDW Inc. and subsidiaries’ assets; therefore, there is also substantial doubt about whether Ocean Rig UDW Inc. and subsidiaries will continue as a going concern. The 2009 consolidated financial statements of Ocean Rig UDW Inc. and subsidiaries do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 7 April 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young AS
Stavanger, Norway
7 April 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ocean Rig ASA

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

/s/ Ernst & Young AS
Stavanger, Norway
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc. and subsidiaries’ (“The Company”) internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control of financial reporting (not presented separately herein). Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ocean Rig UDW Inc. and subsidiaries as of 31 December 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year in the period ended 31 December 2009 and our report dated 7 April 2010 expressed an unqualified opinion thereon.

7 April 2010
/s/ Ernst & Young AS
Stavanger, Norway

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips, Inc.

We have audited the accompanying consolidated balance sheets of DryShips, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the consolidated financial statements of Ocean Rig UDW and subsidiaries (a consolidated subsidiary) as of December 31, 2009 and for the year then ended, which statements reflect total assets and total revenues constituting 53% and 47%, respectively, of the related consolidated totals for that year. We did not audit the consolidated financial statements of Ocean Rig ASA and subsidiaries (a consolidated subsidiary) as of December 31, 2008 and for the period from May 15, 2008 to December 31, 2008. Such statements reflect total assets constituting 30.5% of consolidated total assets as of December 31, 2008 and total revenues constituting 18.7% of consolidated total revenues for the period May 15, 2008 to December 31, 2008, prior to the allocation of the Company’s purchase price to Ocean Rig ASA and subsidiaries’ net assets. Those statements were audited by other auditors whose report (which as to 2009 and 2008 express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern) has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ocean Rig UDW and Ocean Rig ASA for the years ended December 31, 2009 and 2008, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of DryShips, Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements for the years ended December 31, 2009 and 2008, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s inability to comply with financial covenants under its original loan agreements as of December 31, 2009 and 2008, its negative working capital position and other matters discussed in Note 3 raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated

April 7, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

April 7, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips, Inc.

We have audited the internal control over financial reporting of DryShips Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the effectiveness of internal control over financial reporting of Ocean Rig UDW and subsidiaries (a consolidated subsidiary) (the “Ocean Rig UDW”) whose financial statements reflect total assets and revenues constituting 53% and 47%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. The effectiveness of Ocean Rig UDW’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as they relate to the effectiveness of Ocean Rig UDW’s internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009, of the Company and our report dated April 7, 2010, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern, based on our audit and the report of the other auditors.

/s/ Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 7, 2010

DRYSHIPS INC.

Consolidated Balance Sheets

As of December 31, 2008 and 2009

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$693,169
Restricted cash (Note 2 and 9)	320,560	350,833
Trade accounts receivable, net of allowance for doubtful receivables of $957 and $487	52,441	66,681
Insurance claims	1,179	1,853
Due from related parties (Note 4)	17,696	27,594
Inventories	3,488	3,118
Financial instruments (Note 10)	779	993
Other current assets	21,170	36,409

Total current assets	720,427	1,180,650

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions (Note 5)	535,616	1,174,693
Vessels, net (Note 6)	2,134,650	2,058,329
Drilling rigs, machinery and equipment, net (Note 6)	1,393,158	1,329,641

Total fixed assets, net	4,063,424	4,562,663

OTHER NON-CURRENT ASSETS:
Intangible assets, net (Note 8)	14,143	12,639
Above-market acquired time charter (Note 8)	12,960	2,048
Other non-current assets (Note 10 and 13)	31,726	41,088

Total other non-current assets	58,829	55,775

Total assets	$4,842,680	$5,799,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$2,370,556	$1,698,692
Accounts payable	17,122	19,727
Accrued liabilities	63,073	80,236
Deferred revenue	23,009	19,693
Financial instruments (Note 10)	44,795	72,837
Other current liabilities	6,493	4,838

Total current liabilities	2,525,048	1,896,023

NON-CURRENT LIABILITIES
Below- market acquired time charter (Note 8)	28,006	7,632
Long-term debt, net of current portion (Note 9)	788,314	985,992
Financial instruments (Note 10)	208,961	104,763
Other non-current liabilities (Note 13)	779	43

Total non-current liabilities	1,026,060	1,098,430

COMMITMENTS AND CONTINGENCIES (Note 14)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and 2009; none issued and outstanding (Note 11)	—	—
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized and 52,238,806 issued and outstanding at December 31, 2009 (Note 11)	—	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and 2009; 70,600,000 and 280,326,271 shares issued and outstanding at December 31, 2008 and 2009, respectively (Note 11)	706	2,803
Accumulated other comprehensive loss	(44,847)	(28,137)
Additional paid-in capital (Note 11)	1,148,365	2,681,974
Retained earnings	187,348	147,473

Total stockholders’ equity	1,291,572	2,804,635

Total liabilities and stockholders’ equity	$4,842,680	$5,799,088

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Operations

For the years ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2007	2008	2009
REVENUES:
Revenues (Note 17)	$582,561	$1,066,236	$819,834
Revenues-related party (Note 4 and 17)	—	14,466	—

	582,561	1,080,702	819,834

EXPENSES:
Voyage expenses (Note 15)	24,488	42,636	23,342
Voyage expenses-related party (Note 4 and 15)	7,159	10,536	5,437
Vessel and drilling rigs operating expenses (Note 15 and 17)	63,225	165,891	201,887
Depreciation and amortization (Note 6, 8 and 17)	76,511	157,979	196,309
Gain on sale of assets, net (Note 6)	(137,694)	(223,022)	(2,045)
Gain on contract cancellation (Note 6)	—	(9,098)	(15,270)
Contract termination fees and forfeiture of vessel deposits (Note 4 and 5 )	—	160,000	259,459
Vessel impairment charge (Note 6 and 10)	—	—	1,578
Goodwill impairment charge (Note 7 and 17)	—	700,457	—
General and administrative expenses	17,072	89,358	90,823

Operating income/(loss)	531,800	(14,035)	58,314

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 16 and 17)	(51,231)	(113,194)	(97,599)
Interest income (Note 17)	5,073	13,085	10,414
Gain/(loss) on interest rate swaps (Note 10)	(3,981)	(207,936)	23,160
Other, net (Note 10 )	(3,037)	(12,640)	(6,692)

Total expenses, net	(53,176)	(320,685)	(70,717)

INCOME /(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE
Income taxes (Note 19)	—	(2,844)	(12,797)
Equity in loss of investee (Note 7 and 17)	(299)	(6,893)	—

NET INCOME/(LOSS)	478,325	(344,457)	(25,200)

Less: Net income attributable to non controlling interests (Note 4)	—	(16,825)	(7,178)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$478,325	(361,282)	$(32,378)

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 18)	$13.40	$(8.11)	$(0.19)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 18)	35,700,182	44,598,585	209,331,737

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2007, 2008 and 2009

		Series A Convertible Preferred Stock		Common Stock
	Comprehensive Income/ Loss	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Dryships’ Inc. Stockholders Equity	Non controlling interests	Total Equity	Redeemable Non controlling interests (Temporary equity)	Net income
BALANCE, December 31, 2006		—	—	35,490,097	355	327,446	—	116,891	444,692	—	444,692
-Net income	478,325	—	—	—	—	—	—	478,325	478,325	—	478,325
-Issuance of common stock		—	—	1,191,000	12	127,092	—	—	127,104	—	127,104
Dividends declares and paid (0.80 per share)		—	—	—	—	—	—	(28,392)	(28,392)	—	(28,392)

Comprehensive income	478,325

BALANCE, December 31, 2007		—	—	36,681,097	367	454,538	—	566,824	1,021,729	—	1,021,729
-Net loss	(361,282)	—	—	—	—	—	—	(361,282)	(361,282)	—	(361,282)	16,825	(344,457)

-Issuance of common stock	—	—	—	32,918,903	329	662,335	—	—	662,664	—	662,664
-Issuance of non-vested shares and amortization of stock based compensation	—	—	—	1,000,000	10	31,492	—	—	31,502	—	31,502
-Acquisition of subsidiary shares to non controlling interest	—	—	—	—	—	—	—	—	—	—	—	4,644
-Unrealized loss on cash flows hedges	(46,548)	—	—	—	—	—	(46,548)	—	(46,548)	—	(46,548)
-Redemption of non controlling interest	—	—	—	—	—	—	—	15,050	15,050	—	15,050	(21,469)
-Amortization of stock based compensation	—	—	—	—	—	—	—	—	—	—	—
-Decrease in minimum pension liability	1,701	—	—	—	—	—	1,701	—	1,701	—	1,701
-Dividends declared and paid ($ 0.80 per share)	—	—	—	—	—	—	—	(33,244)	(33,244)	—	(33,244)

Comprehensive loss	(406,129)

BALANCE, December 31, 2008		—	—	70,600,000	706	1,148,365	(44,847)	187,348	1,291,572	—	1,291,572
-Net income/(loss)	(25,200)	—	—	—	—	—	—	(32,378)	(32,378)	7,178	(25,200)
-Issuance of common stock and warrants	—	—	—	209,645,000	2,096	1,027,967	—	—	1,030,063	—	1,030,063
Issuance of non-vested shares	—	—	—	81,271	1	(1)	—	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	125,336	—	—	125,336	—	125,336
-Issuance of subsidiary shares to non controlling interest	—	—	—	—	—	(37,511)	9,738	—	(27,773)	385,898	358,125
-Issuance of Series A convertible preferred stock	—	52,238,806	522	—	—	267,478	—	—	268,000	—	268,000
-Acquisition of non controlling interest	—	—	—	—	—	84,814	(6,331)	—	78,483	(396,483)	(318,000)
-Shareholder’s contribution of cancellation fees for vessels acquisitions.	—	—	—	—	—	19,958	—	—	19,958	—	19,958
-Unrealized gain on cash flows hedges	16,140	—	—	—	—	—	12,889	—	12,889	3,251	16,140
-Amortization of stock based compensation	—	—	—	—	—	38,071	—	—	38,071	—	38,071
-Decrease in minimum pension liability	570	—	—	—	—	—	414	—	414	156	570
Dividends declared						7,497		(7,497)

Comprehensive loss	(8,490)	—	—	—	—		—		—	—	—

BALANCE December 31, 2009		52,238,806	522	280,326,271	2,803	2,681,974	(28,137)	147,473	2,804,635	—	2,804,635

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year ended December 31,
	2007	2008	2009
Cash Flows from Operating Activities:
Net income/(loss)	$478,325	$(344,457)	$(25,200)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,511	157,979	196,309
Commitments fees on undrawn line of credit	—	2,855	5,760
Amortization, write off of financing costs and premium paid over withdrawn loans	2,190	15,980	12,940
Amortization of convertible senior notes debt discount	—	—	1,769
Amortization of fair value of acquired time charters	(7,185)	(34,638)	(9,462)
Vessel impairment charge	—	—	1,578
Gain on sale of vessels, net	(137,694)	(223,022)	(2,045)
Gain on contract cancellation	—	(9,098)	(15,270)
Goodwill impairment charge	—	700,457	—
Equity in loss of investees	299	6,893	—
Forfeiture of advances for vessel acquisitions	—	55,000	93,158
Contract termination fees	—	—	99,205
Amortization of stock based compensation	—	31,502	38,071
Interest income on restricted cash	—	—	(6,997)
Change in fair value of derivatives	128	204,964	(60,230)
Security deposits for derivatives	—	(31,600)	(9,100)
Amortization of free lubricants benefit	(257)	(276)	(333)
Changes in operating assets and liabilities:
Trade accounts receivable	(6,303)	23	(14,240)
Insurance claims	(7,296)	(994)	(1,190)
Due from related parties	(6,610)	(2,770)	(15,451)
Inventories	(1,341)	462	370
Other current assets	(1,741)	965	(15,239)
Accounts payable	(4,257)	556	2,605
Due to related parties	(86)	—	—
Other current liabilities	—	(847)	(1,346)
Pension liability	—	—	(142)
Accrued liabilities	13,017	10,770	13,887
Other non – current assets	—	—	126
Deferred revenue	10,199	(575)	(3,316)

Net Cash Provided by Operating Activities	407,899	540,129	286,217

Cash Flows from Investing Activities:
Insurance proceeds	3,160	4,622	516
Business acquisitions, net of cash acquired	(406,024)	(991,306)	—
Cash from acquisition of drillships	—	—	248
Advances for vessel acquisitions / rig under construction	(105,242)	(507,322)	(121,982)
Advances for rigs under constructions – related party	—	(4,963)	—
Vessel acquisitions and improvements	(799,456)	(742,844)	(48,542)
Drilling rigs, equipment and other improvements	—	(16,584)	(14,540)
Proceeds from sale of vessels	351,813	410,204	45,433
Proceeds from sale of subsidiary	—	—	100
Increase in restricted cash	—	(262,659)	(35,363)
Decrease in restricted cash	—	—	12,087

Net Cash Used in Investing Activities	(955,749)	(2,110,852)	(162,043)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible notes	—	—	447,810
Increase in Restricted cash	(177)	—	—
Proceeds from long-term credit facility	787,298	2,443,987	855
Proceeds from short-term credit facility	73,476	430,926	150,000
Payments of short-term credit facility	(68,400)	(793,416)	(355,052)
Principal payments and repayments of long-term debt	(228,278)	(914,347)	(874,344)
Net proceeds from common stock issuance	127,104	662,664	950,555
Proceeds from share-lending arrangement	—	—	261
Acquisition of noncontrolling interests	—	—	(50,000)
Dividends paid	(28,392)	(33,244)	—
Payment of financing costs	(6,250)	(33,801)	(4,204)

Net Cash Provided by Financing Activities	656,381	1,762,769	265,881

Net increase in cash and cash equivalents	108,531	192,046	390,055
Cash and cash equivalents at beginning of period	2,537	111,068	303,114

Cash and cash equivalents at end of period	$111,068	$303,114	$693,169

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	$47,342	85,910	$76,983
Income taxes	—	2,566	13,233
Non cash financing and investing activities:
Issuance of non-vested shares	—	10	1
Issuance of common stock and warrants for termination agreements	—	—	79,247
Deemed shareholders contribution	—	—	19,958
Fair value of shares issued for the acquisition of non controlling interest	—	—	268,000

Issuance of subsidiary shares to non controlling interest	—	—	357,877
Fair value of below market charter acquired	(38,687)	—	—
Fair value of preferred share dividends	—	—	7,497
Amounts owed for capital expenditures	$(671)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is engaged in the ocean transportation services of drybulk cargoes worldwide and deepwater drilling rig services.

The Company’s material subsidiaries (all 100% owned) as of December 31, 2009 are listed below.

	Ship-owning Company	Country of Incorporation	Vessel
1.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
2.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
3.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
4.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
5.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
6.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana (Note 6)
7.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
8.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
9.	Fabiana Navigation Company Limited (“Fabiana Navigation”)	Malta	Alameda
10.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
11.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
12.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
13.	Lotis Traders Inc.(“Lotis”)	Marshall Islands	Delray (Note 6)
14.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
15.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
16.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
17.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola
18.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara
19.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera
20.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane
21.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella
22.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca
23.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Levando
24.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara
25.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola
26.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Paros I (ex Clipper Gemini)
27.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon
28.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca
29.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha
30.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	Pachino (ex VOC Galaxy)

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information-(continued)

	Ship-owning Company	Country of Incorporation	Vessel
31.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan
32.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri
33.	Ionian Traders Inc. (“Ionian”)	Marshall Islands	Positano
34.	NT LLC Investors Ltd. (“NT”)	Marshall Islands	Conquistador
35.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Mystic
36.	Aegean Traders Inc. (“Aegean”)	Marshall Islands	Sorrento
37.	Cretan Traders Inc. (“Cretan”)	Marshall Islands	Flecha
38.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Oliva (Note 6)
39.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Rapalo (Note 6)
40.	Ocean Rig 1 Inc.	Marshall Islands	Leiv Eriksson
41.	Ocean Rig 2 Inc.	Marshall Islands	Eirik Raude
42.	Drillship Hydra Owners Inc (“Hydra”)	Marshall Islands	Drillship Hull 1837 (Note 5)
43.	Drillship Paros Owners Inc. (“Paros”)	Marshall Islands	Drillship Hull 1838 (Note 5)
44.	Drillship Kithira Owners Inc. (“Kithira”)	Marshall Islands	Drillship Hull 1865
45.	Drillship Skopelos Owners Inc. (“Skopelos”)	Marshall Islands	Drillship Hull 1866

	Company	Country of Incorporation	Description
46.	OCR UDW Inc. (formerly Primelead Shareholders Inc)	Marshall Islands	Holding Company
47.	Ocean Rig AS	Norway	Operations Manager
48.	Ocean Rig Ghana Ltd	Ghana	Operations
49.	Ocean Rig North Sea AS	Norway	Operations
50.	Sunlight Shipholding One Inc.	Marshall Islands	Other
51.	Wealth Management Inc.	Marshall Islands	Other

Charterers individually accounting for more than 10% of the Company’s voyage revenues and drilling rig revenues during the years ended December 31, 2007, 2008 and 2009 were as follows:

	Year ended December 31, 2009
	2007	2008	2009
Charterer A	—	16%	—
Charterer B	—	10%	19%
Charterer C	—	—	27%

In addition, 12%, 6% and 1% of the Company’s voyage revenues during the years ended December 31, 2007, 2008 and 2009, respectively, were derived from the participation of certain of the Company’s vessels in a drybulk pool.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of DryShips and its wholly-owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated on consolidation. Where necessary, comparatives have been reclassified to conform to changes in presentation in the current year.

(b) Equity method investments: Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.

(c) Business Combinations: In accordance with Financial Accounting Standards guidance related to business combinations, the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. Costs incurred in relation to pursuing any business acquisition were capitalized until adoption of the new guidance for business combinations on January 1, 2009 that requires the expensing of all costs related to business combinations, when they are directly related to the business acquisition and the acquisition is probable. Acquisition costs also include fees paid to bankers in connection with obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business combination and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

(d) Goodwill and intangible assets: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired within the Drilling Rigs reporting unit. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with guidance related to Goodwill and Other Intangible Assets. This guidance requires at least the annual testing for impairment, and not the amortization, of goodwill and other intangible assets with an indefinite life. The Company tests for impairment each year on December 31.

The Company tests goodwill for impairment by first comparing the carrying value of the Drilling Rigs reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. The Company estimates the fair value of the Drilling Rigs reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, the Company discounts projected cash flows using a long-term weighted average cost of capital (“WACC”) rate, which is based on the Company’s estimate of the investment returns that market participants would require. To develop the projected net cash flows from the Company’s Drilling Rigs reporting unit, which are based on estimated future utilization, day rates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers.

For the market approach, the Company derives publicly traded company multiples from companies with operations similar to the Company’s reporting units by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, or Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies (continued):

(d) Goodwill and intangible assets (continued): operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

From the date the Company acquired Ocean Rig ASA (“Ocean Rig”) in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company’s Drilling Rigs reporting unit and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the rate of a long-term weighted average cost of capital. In addition, the economic downturn and the volatile oil prices resulted in a downward revision of projected cash flows from the Company’s Drilling Rigs reporting unit in the Company’s forecasted discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company’s annual goodwill impairment analysis and subsequent reconciliation to its market capitalization, the Company determined that the carrying value of the Company’s goodwill was impaired. A total impairment charge of $700.5 million was recorded for the year ended December 31, 2008, which represents the write-off of all recorded goodwill in the Drilling Rigs reporting unit (Note 7).

The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible assets/liabilities	Years
Tradenames	10
Software	10
Fair value of above market acquired time charters	Over remaining contract term
Fair value of below market acquired time charters	Over remaining contract term

In accordance with guidance related to Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. For finite-lived intangible assets, no impairment was recognized during any period presented.

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

(f) Other Comprehensive Income/(Loss): The Company follows the provisions of guidance regarding reporting comprehensive income/(loss) which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity.

(g) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies (continued):

(h) Restricted Cash: Restricted cash includes (i) cash collateral required under the Company’s financing and forward freight arrangements (“FFAs”), (ii) retention accounts which can only be used to fund the loan installments coming due and (iii) minimum liquidity requirements under the loan facilities.

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as “Restricted cash” under current assets that at December 31, 2008 and 2009, amounted to $320,560 and $337,764, respectively, in the accompanying consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.

Restricted cash balances include minimum required cash deposits, as defined in the loan agreements, which amounted to $280,000, and $270,000 at December 31, 2008 and 2009, respectively, and are classified as current assets in the accompanying consolidated balance sheets. Restricted cash has been classified as current as of December 31, 2008 and 2009, as the related debt has been classified as current as discussed above. Included in the restricted cash balances of the accompanying consolidated balance sheets are minimum required cash deposits, as defined in the FFAs which amounted to $0 and $13,069, at December 31, 2008 and 2009, respectively. These deposits are used as collateral to FFAs.

(i) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps, foreign currency contracts and forward freight agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

(j) Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire of vessels and drilling rigs, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2008 and 2009 totaled $957 and $487, respectively.

Balance December 31, 2007	$—
Additions	957

Balance December 31, 2008	957
Write off	470

Balance December 31, 2009	$487

(k) Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for vessels and the construction contracts for vessels and drilling rigs. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest expense for the years ended December 31, 2007, 2008 and 2009 amounted to $2,597, $13,058 and $23,476, respectively.

(l) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets and for insured crew medical expenses. Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31, of each reported period, which are expected to be recovered from insurance companies.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies (continued):

(m) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(n) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(o) Fixed Assets, Net:

(i)	Drybulk carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(ii)	Drilling rigs are stated at cost less accumulated depreciation. Such costs include the cost of adding/replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts are capitalised. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: baredeck 30 years and other asset parts 5 to 15 years.

(iii)	Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives.

(p) Long lived assets held for sale: The Company classifies long lived assets as being held for sale when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has yet to complete a time charter contract, it is considered that the held for sale criteria discussed in guidance are not met until the time charter contract has been completed as the vessel is not available for immediate sale. As a result, such vessels/rigs are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has no time charter contract to complete or a time charter that is transferable to a buyer, it is considered that the held for sale criteria discussed in guidance are met. As a result such vessels/rigs are classified as held for sale.

Furthermore, in the period a long-lived asset meets the held for sale criteria of guidance, a loss is recognized for any reduction of the long-lived asset’s carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2007, 2008 and 2009 (Note 6).

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies (continued):

(q) Fair value of above/below market acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel or drilling rigs the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel and/or rig is acquired. The amount to be recorded as an asset or liability at the date of delivery of a vessel or drilling rig is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter”. When the opposite situation occurs, the difference is recorded as “Fair value of below-market acquired time charter”. Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter assumed.

(r) Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel or drilling rig by drilling rig basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

No impairment indicators were present and therefore no impairment losses were recorded in the year ended December 31, 2007.

As at December 31, 2008 and 2009, as well as at the end of each quarterly reporting period during 2009, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in charter rates in the drybulk shipping industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s vessels and drilling rigs, including future charter rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the vessels and drilling rigs. These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2008 while for 2009 an impairment charge of $1,578 should be recognized in 2009 (Note 6).

(s) Dry-docking Costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the drybulk carrier vessels and the drilling rigs.

(t) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortisation and write offs for each of the years ended December 31, 2007, 2008 and 2009 amounted to $2,190, $15,848 and $12,745, respectively.

(u) Convertible Senior Notes: In accordance with Financial Accounting Standards guidance for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes issued in November 2009 that contain cash settlement provisions by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies (continued):

(u) Convertible Senior Notes-(continued):

The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components (Note 9).

(v) Revenue and Related Expenses:

(i)	Drybulk Carrier vessels:

Time and bareboat charters: The Company generates its revenues from charterers for the charter hire of its vessels, which are considered to be operating lease arrangements. Vessels are chartered using time and bareboat charters and where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.

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

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii)	Drilling Rigs:

Revenues: The majority of revenues are derived from contracts including day rate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables For each element the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

Well contracts: These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. Mobilization revenues, expenses and contributions from customers for capital improvements are recognized over the estimated duration of the drilling period. Demobilization revenues and expenses are recognized over the demobilization period.

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized in the income statement on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(v) Accounting for Revenue and Related Expenses (continued):

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

(w) Earnings/(loss) per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants, stock options, non-vested common stock and convertible senior notes) are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. The treasury stock method is used in calculating diluted earnings per share for convertible senior notes as the Company expects to settle the principle partially or wholly in cash. The “if converted method” is used in calculating diluted earnings per share for Series A convertible preferred stock.

(x) Segment Reporting:.The Company reports financial information and evaluates its operations by charter revenues and not by the length of its vessel or its drilling rig employment by its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of employment. Although revenue can be identified for these types of employments, management cannot and does not identify expenses, profitability or other financial information for these types of employments. As a result, management, including the chief operating officer reviews results solely by revenue per day and operating results of the drybulk carrier and drilling rig fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of Ocean Rig during 2008 has resulted in the Company determining that it operates under two reportable segments, as a provider of drybulk commodities for the steel, electric utility, construction and agri-food industries (Drybulk carrier segment) and as a provider of ultra deep water drilling rig services (Drilling rig segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

(y) Financial Instruments: The Company designates its derivatives based upon guidance on accounting for derivative instruments and hedging activities which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

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

(z) Guidance” Fair Value Measurements”: Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments. (Note 10).

(aa) Stock-based compensation: Stock-based compensation represents non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period (Note 12).

(ab) Income Taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense

(ac) Pension and retirement benefit obligation: Administrative personnel employed by Ocean Rig are covered by state-sponsored pension funds under Norwegian law. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The determination of the Company’s liability for pension and retirement benefits is based on an actuarial valuation.

(ad) Recent accounting pronouncements:

(i) In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements. The new guidance was retroactively applied to the consolidated statement of stockholders equity for the year ended December 31, 2008.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(ad) Recent accounting pronouncements-(continued):

(ii) In March 2008, new guidance was issued with the intent to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This guidance does not require comparative disclosures for earlier periods at initial adoption. The Company adopted this guidance in the first quarter of 2009 (Note 10).

(iii) In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to non forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that non-vested shares granted under its equity incentive plan are participating securities because the non-vested shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this new guidance in 2009, which was retroactively applied to the years ended December 31, 2008 and 2007 and did not have a material impact on the earnings per share (Note 12).

(iv) In December 2008 new guidance was issued which requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The guidance was effective for fiscal years ending after December 15, 2009. Adoption of this guidance in 2009 did not have a significant impact on the Company’s financial statements (Note 13).

(v) In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance establishing the FASB Accounting Standards Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification’s content effectively supersedes previous guidance and include only two levels of GAAP: authoritative and non authoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and revised references to US GAAP in these consolidated financial statements to reflect the guidance in the Codification.

(vi) In June 2009, new guidance was issued with regards to the consolidation of variable interest entities (“VIE”). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on its consolidated financial statements.

(vii) In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(ad) Recent accounting pronouncements-(continued):

(viii) In October, 2009 new guidance was issued with regards to accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. This guidance requires that a share-lending arrangement entered into on an entity’s own shares should be measured at fair value and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendments also require several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement.

The Company applied the new guidance to the own-share lending agreement entered into in association with the Convertible Senior Notes issued in November 2009 (Note 9).

3. Going Concern

As of December 31, 2008, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in the Company’s loan agreements relating to $1.8 billion of the Company’s debt. Even though none of the lenders declared an Event of Default under the loan agreements, these breaches constituted potential events of default (also known as technical defaults) and could have resulted in the lenders requiring immediate repayment of the loans. During 2009 and up to December 31, 2009, the Company has obtained waivers from all of its lenders to resolve the above-mentioned breaches. Accordingly, as of December 31, 2009, the Company is in compliance with the loan-to-value ratios contained in the waiver agreements. However, some of these waiver agreements expire during 2010 when the original covenants come back in force. For some of these waiver agreements expiring in 2010, the Company, in theory, does not expect to meet the loan-to-value ratios contained in the original covenants using the current fair market values of its vessels. Accordingly, assuming that current market conditions would prevail upon waiver agreement expiration in 2010, the Company has deemed that it is probable that the Company will not be able to comply with the original covenants at measurement dates that are within the next 12 months. Accordingly, the Company has classified this debt as a current liability. In addition, the Company was in breach of a financial covenant in its $230 million loan facilities as of December 31, 2009, and is in process of resolving this breach. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facilities, as well as theoretical technical defaults on waivers expiring in 2010, could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. As such the Company has classified all of the Company’s affected debt as current liabilities (Note 9).

The Company is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

As of December 31, 2009, the Company’s theoretical exposure (current portion of long-term debt less cash and cash equivalents less restricted cash) amounted to $654,690.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 9.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statement of operations are as follows:

	December 31, 2008	December 31, 2009
Balance Sheet
Due from related party – Manager	$12,733	$27,594
Vessels, net – Manager, for the year	7,728	626
Advances for vessels/rigs under construction – Manager, for the year	352	1,557

	Year ended December 31,
	2007	2008	2009
Statement of Operations
Gain on sale of vessels	$3,629	$4,121	$308
Contract termination fee and forfeiture of vessel deposits	—	160,000	25,350
Management fees	9,579	21,129	17,941
General and administrative expenses
- Consultancy fees – Fabiana	1,448	2,031	2,802
- SOX fees – Manager	2,369	2,832	3,056
- Rent – Manager	12	13	13
Interest and finance costs	$614	$—	$—

(Per day and per quarter information in this note is expressed in United States Dollars/Euros)

Cardiff Marine Inc.: The operations of the Company’s vessels are managed by Cardiff (“Cardiff”), a related technical and commercial management company incorporated in Liberia. The Manager also acts as the Company’s charter and sales and purchase broker. The Manager is beneficially majority-owned by the Company’s Chairman and Chief Executive Officer George Economou, and members of his immediate family. The remaining interest in the Manager is beneficially owned by Ms. Chryssoula Kandylidis, who serves on the Company’s board of directors.

The Company pays a management fee of Euro 600 per day, per vessel to Cardiff. In addition, the management agreements provide for payment by the Company to Cardiff of: (i) a fee of Euro 105 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provides commercial operations and freight collection services in exchange for a fee of Euro 90 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Cardiff provides the Company with financial accounts services in exchange for a fee of Euro 120 per day, per vessel. The Company also pays Cardiff a quarterly fee of Euro 260,500 for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff are adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Transactions with the Manager in Euros are settled on the basis of the average USD rate on the invoice date.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):

Cardiff Marine Inc.-(continued):

Additionally the Company pays a management fee of $40 per month per drillship for Hull 1837 and Hull 1838. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.

Consultancy Agreements: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

On January 21, 2009, the Compensation Committee approved a Euro 5 million ($7 million) bonus payable for CEO services rendered during 2008.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common Stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of four years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; 1,500,000 shares to vest on December 31, 2012, respectively.

Lease Agreement: The Company leases office space in Athens, Greece from George Economou.

Chartering agreement: During 2008, two subsidiaries concluded charter party agreements with Classic Maritime Inc., a then related party entity incorporated in the Marshall Islands and then controlled by George Economou. On September 3, 2008, Classic Maritime Inc. was sold to an unrelated party and was no longer considered a related party to Dryships. Under the agreements, the Company chartered the vessels Manasota and Redondo for a daily rate ranging from $35,000 to $67,000 and for period of five years.

Adjustment in Contract Price for Two Panamax Newbuildings: We had previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels were scheduled for delivery from Hudong Shipbuilding in the fourth quarter of 2009 and the first quarter of 2010, respectively. An affiliated client of our manager, Cardiff, with which we are affiliated, had agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We had agreed to increase the purchase price for Hulls 1518A and 1519A by $4.5 million each in consideration for:(i) a corresponding $9.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $9.0 million to Hudong Shipbuilding. We issued a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. These hulls were delivered in 2009.

Cancellation of the acquisition of nine Capesize vessels: In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff, including affiliates of George Economou, and unrelated third parties, consisting of 19.4 million Company common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable subsequent decrease in the asset values of the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction. The cancellation of the acquisition was approved by the independent members of the Company’s Board of Directors on January 21, 2009, and the termination and release agreements were signed on March 6, 2009. The consideration for canceling the transaction consisted of 6.5 million common shares issued to entities unaffiliated with the Company and nominated by the third-party sellers, which common shares were subject to a six-month “lock up” period, and 3.5 million “out-of-the-money” warrants issued to entities controlled by George Economou. As the affiliated entities received less consideration to cancel these contracts than the unrelated third parties, George Economou was deemed to have made an investor’s contribution to the Company’s capital.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):

Cancellation of the acquisition of nine Capesize vessels-(continued):

The shares and warrants were issued on April 9, 2009. Each warrant entitles the holder to purchase one share of the Company’s common stock. These warrants have a cost of $0.01 and strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants are subject to an 18-month “lock up” period and expire after five years.

The costs of this cancellation recorded in “Contract termination fee and forfeiture of vessel deposits”, are summarized as follows:

Compensation to unrelated parties (a)	$23,855
Compensation to related parties (b)	25,350

Total cancellation fee	$49,205

(a)	The fair value of the Company’s 6.5 million common shares issued to the third-party sellers was measured on March 6, 2009 (i.e., the date when the Company terminated the contracts in accordance with their terms) using the closing stock price of $3.67 per share or an aggregate fair value of $23,855.

(b)	The fair value of the compensation to terminate the purchase commitment with the related parties on five of the nine vessels was $25,350, measured using the loss in value method (calculated as the difference between the total purchase consideration and the fair value of the five vessels using independent brokers’ valuations). A portion of such compensation was in the form of the Company’s warrants with a fair value of $5,392, which was determined using the Black-Scholes Model with the Company’s common shares as the underlying security.

Cancellation of the acquisition of vessels: On June 25, 2008, the Company entered into two memoranda of agreement to acquire the vessels Sidari and Petani built in 2007 and 2008 for $200,000 in total from companies beneficially owned by George Economou. The vessels were expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43,800 each. On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement. On December 10, 2008, the Company entered an agreement to cancel the acquisition of these vessels for a total consideration of $80,000 (Note 5).

Cancellation of the acquisition of companies: In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two ship-owning companies beneficially owned by George Economou. The aggregate purchase price was $140,000, which represented the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company agreed to acquire two newbuilding Panamax vessels that were scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, net of advances of $60,000 in total to be made under the shipbuilding contract by the Company. During October and November 2008 the Company paid $15,000 representing advances for the newbuilding hulls. On December 10, 2008, the Company entered an agreement to cancel the acquisition of these companies for a total consideration of $80,000 (Note 5).

Purchase of Ocean Rig from a related party: On December 20, 2007 Primelead Limited (“Primelead”) acquired 51,778,647 shares in Ocean Rig from Cardiff, who acted as an intermediary, for a consideration of $406,024. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff, amounting to $4,050 which for the year ended December 31, 2007 was included in “Other, net” in the accompanying consolidated statements of operations. The above commission was paid on February 1, 2008.

In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig were purchased from companies controlled by George Economou for a consideration of $66,782, which is the USD equivalent (Norwegian Kroner) of 45 per share, which is the price that was offered to all shareholders in a mandatory offering (Note 7).

In addition, a commission was paid to Cardiff amounting to $9,925 for services rendered in relation to the acquisition of the remaining shares in Ocean Rig. The above commission was paid on December 5, 2008 and is reflected in “Other, net” in the accompanying consolidated statements of operations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Acquisition of drillships: On October 3, 2008, the Company’s wholly owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig UDW”), formerly known as Primelead Shareholders Inc., entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. (“Drillships Holdings”), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships for use in ultra deepwater drilling locations (Note 5).

On May 15, 2009, the above transaction closed. As consideration of this acquisition, Ocean Rig UDW issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009. The consideration paid to the related-party sellers was determined based on various fair value valuation methods.

The following table summarizes the aggregate fair values of assets acquired and liabilities assumed by the Company as of May 15, 2009:

Fair value of assets and liabilities acquired
Cash equivalents	$248
Advances for rigs under construction	625,445
Short-term borrowings (Note 9)	(31,102)
Other current liabilities	(7,656)
Long-term debt (Note 9)	(228,810)

Total fair value of net assets	$358,125

The carrying amount of the advances for rigs under construction was $447,445 as of the acquisition date. A fair value adjustment of $178,000 was made to the carrying amounts based on the fair value of the assets acquired. The carrying amounts of the remaining assets and liabilities acquired did not require fair value adjustments. No intangible assets were identified during the acquisition of Drillships Holdings.

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company’s Series A Convertible Preferred Stock with an aggregate face value of $280,000 (Note 11).

In the event that any of the newbuilding drillships Hulls 1837 and 1838 are sold by the Company for less than $800 million prior to delivery, the sellers of Drillships Holdings are obligated to pay to the Company, in cash or in shares, 25% of the difference between the sale price and $800 million which cannot exceed $12.5 million. Management has assessed the probability of occurence of this event as remote.

Short-term credit facility: During 2007, the Company borrowed an aggregate amount of $63,000 from Elios Investment Inc., a wholly-owned subsidiary of the Foundation (Note 1) in order to partly finance the acquisition cost of the vessels Bargara, Marbella, Primera, Brisbane, Menorca, Capitola, Ecola and Majorca. The loan was provided in two tranches: $33,000 in April 2007 and $30,000 in May 2007 and was fully repaid as of June 15, 2007. Interest paid during the year ended December 31, 2007 amounted to $614.

Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of one of its loans, on June 22, 2007 the Company acquired from Sea Glory Navigation Ltd. and River Camel Shipping Co., both related-party companies managed by Cardiff, two interest rate cap and floor agreements which were valued on that date by the financial institutions counterparties to the agreements at an amount of $1,290 (asset).

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):

Purchase of derivatives from related parties-(continued):

Drybulk S.A: An amount of $2,011 was charged by Drybulk S.A, a related party, during the year ended December 31, 2007 for chartering commissions.

5. Advances for Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2008 and 2009, the advances for vessel and rigs under construction and acquisitions are set forth below:

			December 31, 2008			December 31, 2009
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses and fair value adjustments	Total
H1518A	Delivered 2009	$33,593	9,975	1,029	$11,004	$—	—	$—
H1519A	Delivered 2009	33,593	9,975	992	10,967	—	—	—
HSS058	Cancelled 2009	54,250	10,850	749	11,599	—	—	—
HSS059	Cancelled 2009	54,250	10,850	749	11,599	—	—	—
H0002	Cancelled 2009	105,500	10,550	734	11,284	—	—	—
H0003	Cancelled 2009	105,500	10,550	734	11,284	—	—	—
H2089	Sold 2009	114,000	22,800	1,678	24,478	—	—	—
H1128	Cancelled 2009	—	15,300	705	16,005	—	—	—
Petalidi	Cancelled 2009	—	6,100	—	6,100	—	—	—
H1865	July 2011	701,555	205,939	4,703	210,642	205,939	14,068	220,007
H1866	September 2011	701,555	205,939	4,715	210,654	205,939	12,913	218,852
H1837	December 2010	689,795	—	—	—	254,347	114,250	368,597
H1838	March 2011	689,545	—	—	—	254,347	112,890	367,237

		$3,283,136	518,828	16,788	$535,616	920,572	254,121	$1,174,693

On December 10, 2008, the Company agreed to cancel its acquisition of the four Panamax drybulk carriers, including two newbuildings (Note 4), from companies beneficially owned by George Economou. The agreement was negotiated and approved by a committee consisting of the independent members of the Company’s Board of Directors. The cancellation fee consisted of forfeiture of the Company’s deposits totaling $55,000, plus a cash payment of $26,250 per vessel. The total cancellation fee of $160,000 is included in contract termination fees and forfeiture of vessel deposits in the consolidated statement of operations. In addition, the Company has entered into an agreement with the selling companies of the above vessels, providing the Company with the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160,000 to be exercised up to December 31, 2009. The fair value of such option as of December 31, 2008 is deemed to be zero. The exclusive purchase option granted to the Company by the seller was not exercised on December 31, 2009.

On August 13, 2008, the Company entered into a memorandum of agreement to acquire the vessel Maple Valley for total consideration of $61,000 from an unrelated party. The vessel was expected to be delivered during the first quarter of 2009. In

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Advances for Vessels and Rigs Under Construction and Acquisitions - (continued):

September 2008, the Company paid $6,100 representing an advance payment of 10% in accordance with the related clauses of the memorandum of agreement. On January 29, 2009, the Company and the seller mutually agreed to cancel the memorandum of agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller’s retention of the $6,100 deposit that was previously paid.

On January 15, 2009, the Company agreed to transfer its interests in the ship-owning companies of three Capesize newbuildings (Hulls 0002, 0003 and 1128) to an entity not affiliated with the Company. In connection with this transfer of interest, the sellers released the Company and its relevant subsidiaries from the purchase agreements for these vessels.

The total consideration of $118,688, including capitalized expenses, included in “Contract termination fees and forfeiture of vessel deposits” in the accompanying consolidated statement of operations consists mainly of the forfeiture of $36,400 in deposits for the acquisition of the three vessels already made by the Company, $30,000 in cash consideration and two additional tranches of $25,000 each payable in cash or the equivalent amount in the form of common shares. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of the seller to settle the two additional tranches.

On May 15, 2009, the Company acquired the equity interests of Drillships Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838 (Note 4).

On May 27, 2009, the Company sold the ship-owning company that had previously contracted for the purchase of newbuilding drybulk carrier H2089 to an unrelated party for $100 and incurred a cancellation fee and forfeiture of vessel deposits, of $44,693, including capitalized expenses. Pursuant to the sale, the buyer assumed the liability for the remaining payments due in respect of H2089 and has received the benefit of our down payment in the amount of $22,800 already made in respect of the vessel. In connection with this transfer of interest, the sellers released the Company and the relevant subsidiary from the purchase agreement for the vessel. The total consideration of $44,693 included in “Contract termination fees and forfeiture of vessel deposits” in the accompanying consolidated statement of operations was comprised of $24,693 in forfeited deposits including capitalized expenses, and a $20,000 cancellation fee which was paid to the sellers through Cardiff, who acted as agent for the Company.

On October 16, 2009, the Company entered into two separate agreements with third-party sellers to cancel Hulls SS058 and SS059. The total consideration of $30,773 included in “Contract termination fees and forfeiture of vessel deposits” in the accompanying consolidated statement of operations consists of the forfeiture of $23,773, including capitalized expenses, and $7,000 in cash consideration in respect of the cancellation.

During the years ended December 31, 2008 and 2009, the movement of the advances for vessels/drillships under construction and acquisitions was as follows:

	December 31,
	2008	2009
Balance at beginning of period	$118,652	$535,616
Acquisitions of Drillships	—	625,445
Advances for vessels/drillships under construction and related costs	509,165	128,755
Advances forfeited due to cancellation of vessel acquisitions	(55,000)	(93,158)
Vessels delivered	(37,201)	(21,965)

Balance at end of period	$535,616	$1,174,693

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Fixed assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk vessels:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	$1,794,184	$(150,317)	$1,643,867
Vessel acquisitions	779,374	—	779,374
Vessel disposals	(222,712)	44,628	(178,084)
Depreciation	—	(110,507)	(110,507)

Balance, December 31, 2008	2,350,846	(216,196)	2,134,650
Vessel acquisitions	70,507	—	70,507
Vessel disposals	(37,312)	9,584	(27,728)
Depreciation	—	(117,522)	(117,522)
Vessel impairment charge	(11,651)	10,073	(1,578)

Balance, December 31, 2009	$2,372,390	$(314,061)	$2,058,329

During 2008, the vessels Avoca, Conquistador, Capri, Positano, Flecha, Sorrento and Mystic were delivered to the Company for $779,374. The vessels Matira, Netadola, Lanzarote, Menorca, Waikiki, Solana and Tonga were sold for net proceeds of $401,106 realizing a gain from the sale of $223,022.

In addition during 2008, the Company concluded Memoranda of Agreement for the sale of vessels, Paragon, Delray, Toro and MV La Jolla for $245,400. After negotiations the final sales price for these vessels was adjusted to $188,300. (Note 14) In 2009, the sale of the vessel La Jolla was cancelled and a gain on contract cancellation of $9,000 was recognized.

On May 19, 2008 the Company entered into a memorandum of agreement for the sale of vessel Primera for $75,000. The sale agreement was subsequently cancelled on October 15, 2008 and the advance of $9,098 was retained by the Company.

During 2009, the vessels Rapallo and Oliva were delivered to the Company for $70,507. In addition, during 2009, the vessel Paragon was sold for net proceeds of $30,163, resulting in a gain from the sale of $2,432.

During 2009, the Company concluded Memoranda of Agreement for the sale of vessels, Iguana and Delray for $23,350 and $20,145, respectively. The vessels were delivered in the first quarter of 2010.

Due to the above-mentioned sales, the Company performed an impairment review on the Iguana and the Delray as of December 31, 2009 to determine whether the change in the circumstances indicated that the carrying amount of the assets may not be recoverable. The Company’s review indicated that future undiscounted operating cash flows for the vessel Iguana, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of approximately $1,578 was recognized and reflected in the accompanying consolidated statement of operations for the year ended December 31, 2009.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Fixed assets-(continued):

Drilling rigs, machinery and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Balance on acquisition	$1,423,156	—	$1,423,156
Acquisitions	16,584	—	16,584
Depreciation	—	(46,582)	(46,582)

Balance, December 31, 2008	1,439,740	(46,582)	1,393,158
Acquisitions	14,152	—	14,152
Disposals	(501)	114	(387)
Depreciation	—	(77,282)	(77,282)

Balance December 31, 2009	$1,453,391	$(123,750)	$1,329,641

As of December 31, 2009, all of the Company’s vessels and drilling rigs have been pledged as collateral to secure the bank loans, (Note 9).

7. Acquisition of Ocean Rig:

On December 20, 2007, the Company acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig. Ocean Rig, incorporated on September 26, 1996 and at that time domiciled in Norway, was a public limited company whose shares previously traded on the Oslo Stock Exchange.

The Company accounted for its investment in Ocean Rig for the year ended December 31, 2007, and for the period from January 1, 2008 to May 14, 2008 using the equity method of accounting. The Company’s equity in the loss of Ocean Rig is shown in the accompanying consolidated statements of operations for the year ended December 31, 2007 and 2008 as “Equity in loss of investee” and amounted to a loss of $299 and $6,893, respectively.

After acquiring 33% of Ocean Rig’s outstanding shares on April 22, 2008, the Company, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig at a price of NOK45 per share ($8.89 per share). The Company acquired additional shares of Ocean Rig, resulting in the Company gaining control over Ocean Rig on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements since May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the total shares held by the Company in Ocean Rig amounted to 100% (163.6 million shares). Out of the total shares acquired as discussed above, 4.4% of the share capital of Ocean Rig was purchased from companies controlled by George Economou (Note 4).

The Company had recorded a non-controlling minority interest on its balance sheet as of June 30, 2008 in accordance with guidance related to classification and measurement of redeemable securities. The resulting non-controlling interest carrying value of $21,457 was recorded at redemption value, which was higher than the amount that would result from applying consolidation accounting under guidance relating to consolidation, resulting in an additional $15,050 allocated to non-controlling interest recorded in the consolidated statement of operations for the year ended December 31, 2008. The transaction was completed in 2008.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Acquisition of Ocean Rig-(continued):

The Goodwill balance and changes in the Goodwill is as follows:

Balance May 14, 2008	$700,457
Goodwill impairment charge	(700,457)

Balance December 31, 2008	$—

8. Intangible Assets and Liabilities:

The Company identified finite-lived intangible assets associated with the trade names, software, and above- and below-market acquired time charters that are being amortized over their useful lives. In the case of the trade names and software, the useful lives are 10 years. The useful lives of above- and below-market acquired time charters depend on the contract term remaining at the date of acquisition. Trade names and software are included in “Intangible assets, net” in the accompanying consolidated balance sheets net of accumulated amortization. Above-market and below-market acquired time charters are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

				Amortization Schedule
	Amount Acquired	Accumulated amortization as of December 31, 2008	Amortization for the year ended December 31, 2009	2010	2011	2012	2013	2014	thereafter
Trade names	$9,145	541	915	915	915	915	915	915	$3,114
Software	5,888	349	590	589	589	589	589	589	2,004
Total Intangible Assets, net	$15,033	890	1,505	1,504	1,504	1,504	1,504	1,504	5,118

Above-market acquired time charters	$15,053	2,093	10,912	1,294	754	—	—	—	—

Below-market acquired time charters	$65,844	37,838	20,374	6,778	854	—	—	—	$—

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2008	December 31, 2009
Convertible Senior Notes	$—	$460,000
Loan Facilities – Drybulk Segment	1,392,308	1,168,016
Loan Facilities – Drilling Rig Segment	1,805,926	1,224,824
Less: Deferred financing costs	(39,364)	(168,156)

Total debt	3,158,870	2,684,684
Less: Current portion	(2,370,556)	(1,698,692)

Long-term portion	$788,314	$985,992

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $400,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the “Notes”), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after the underwriter commissions.

The holders may convert their Notes at any time on or after June 1, 2014 but prior to maturity. However, holders may also convert their Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $7.19 per share of common stock or 139.0821 share of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of our common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010. Since the Company’s stock price was below the Notes conversion price of $7.19 as of December 31, 2009, the if-converted value did not exceed the principal amount of the Notes.

As the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for “Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”,and therefore, on the day of the Note issuance, bifurcated the $460,000 principal amount of the Notes into liability and the equity components of $341,156 and $118,844, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118,844 to the principal amount of the Notes over the term of the Notes. The Company’s interest expense associated with this Note accretion is based on an effective interest rate of 12%. The total interest expense related to the convertible notes in the Company’s Consolidated Statement of Operations for the year ended December 31, 2009 was $4,037, of which $1,769 is non-cash amortization of the discount on the liability component and $2,268 is the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At December 31, 2009 the net carrying amount of the liability component and unamortized discount were $342,925 and $117,075, respectively.

In conjunction with the public offering of the 5% Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 26.1 million shares of our common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

The fair value of the outstanding loaned shares as of December 31, 2009 was $151,902. On the day of the Note issuance the fair value of the share lending agreement was determined to be $9,900 based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2009 was $195, resulting in an unamortized amount of $9,705 at December 31, 2009.

Loan Facilities—Drybulk Segment

a) On December 4, 2007, as amended, the Company entered into a $101,150 term loan facility to partially finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at LIBOR plus 1%-1.2%, depending on the equity ratio, and is repayable in twenty-eight quarterly installments plus a balloon payment through January 2015. The facility contains various covenants, including: i) market-adjusted equity ratio greater than or equal to 30%; and ii) market value to loan amount greater than or equal to 125%.

On June 11, 2009, the Company entered into a supplemental agreement on waiver terms for this facility, which provides, among other things that through May 19, 2011; (i) the lender will waive the financial covenants contained in the corporate guarantee; and (ii) the lender will waive the required prepayment in the event of a security value shortfall. Furthermore, the applicable margin was amended to 2% until maturity of the loan.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $91,775 and $70,318, respectively.

b) On March 31, 2006, as amended, the Company concluded certain senior and junior facilities with the same bank to partially finance the acquisition cost of certain vessels. Both the senior and junior facilities bear interest at LIBOR plus a margin (senior: 0.85%-1.1%, depending on market adjusted equity ratio; junior: 2.2%-2.53%, depending on market adjusted equity ratio) and are repayable in 37 quarterly installments with a balloon payment payable together with the last installment on May 31, 2016. The facilities contain various covenants, including: (i) market-adjusted equity ratio greater than or equal to 40%; (ii) market value adjusted net worth greater than or equal to $800,000, and (iii) market value to loan amount greater than or equal to 130% (senior and junior combined) and 200% (senior only).

On November 17, 2009 the Company entered into a supplemental agreement waiving and amending terms of the above loan facilities. These supplemental agreements, among other things, amend the (i) market adjusted equity ratios to 15%; (ii) market value adjusted net worth to $100 million; (iii) applicable margins on the facilities from December 22, 2008 until September 30, 2010 to 1.9% for the senior loan and 3% for the junior loan; and (vi) security cover requirements during the waiver period to be between 80%-100%, depending on the facility.

As of December 31, 2008 and 2009, the aggregate amount outstanding under these facilities was $673,408 and $598,237, respectively.

c) On March 13, 2008, as amended, the Company concluded a loan agreement of up to $130,000 for working capital and general corporate purposes. This facility is collateralized by the vessels Toro and Delray. The loan bears interest at 1.1%-1.2%, depending on the leverage ratio, and is repayable in twenty-eight quarterly installments plus a balloon payment through March 2015. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 30%; (ii) market value adjusted net worth greater than or equal to $225,000; and (iii) market value to loan amount greater than or equal to 125%.

On July 30, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $130,000 credit facility, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from April 1, 2009 until March 31, 2011, to 1.75% from March 31, 2011 to March 31, 2012, and to 1.5% per annum from March 31, 2012 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security and a restricted cash account equaling a minimum of the next four quarterly principal installments; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips until March 31, 2011. During the year ended December 31, 2009, the Company repaid an amount of $28,552 against the outstanding loan balance for the vessel Paragon upon her sale.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

On 25 January, 2010 the Company entered into a vessel substitution agreement for MVs Toro and Delray. This agreement provides, among other things that after the end of the waiver period the applicable margin of the loan facility shall be reduced from 2% to 1.75% for a period of 12 months and thereafter to be reduced to 1.5% until the final maturity date.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $84,025 and $48,961, respectively.

d) On May 5, 2008, as amended, the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the vessel Mystic. The loan bears interest at LIBOR plus 1.2% and is repayable in fifteen semi-annual installments, plus a balloon payment, payable with the last installment in December 2015. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 20%; (ii) market value adjusted net worth greater than or equal to $250,000; and (iii) market value to loan amount greater than or equal to 125%.

On October 22, 2009, the Company reached an agreement on waiver and amendment terms on this facility, providing for a waiver of certain covenants through September 30, 2010. This agreement, among other things: (i) amends the security cover to 80% for the duration of the waiver period and further; and (ii) amends the minimum requirements for the market adjusted equity ratio, market value adjusted net worth of the group and the interest leverage ratio. Furthermore, the waiver agreement increases the interest margin for the duration of the waiver period to 1.85%.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $80,000 and $60,000, respectively.

e) On May 13, 2008, as amended, the Company concluded a loan agreement of up to $125,000 in order to partly finance the acquisition cost of the vessels Capri and Positano. The loan bears interest at LIBOR plus 1.15% and is repayable in thirty two quarterly installments, plus a balloon payment through June 2016. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 30% (ii) market value adjusted net worth greater than or equal to $225 million and (iii) market value to loan amount greater or equal to 125%.

On February 25, 2010, the Company entered into a supplemental agreement for a waiver of certain covenants. These covenant waivers and amendment agreement, among other things, (i) increase the applicable margin on the facilities from January 1, 2009 until December 31, 2010 to 1.9%; (ii) amends security cover to 77% until June 30, 2010 and to 91% for the duration to the end of the waiver period; and (iii) amend our financial covenants as guarantor until midnight on December 31, 2010.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $112,000 and $86,000, respectively.

f) On June 20, 2008, the Company concluded a loan agreement of up to $103,200 in order to partly finance the acquisition cost of the vessels Sorrento and Iguana. The loan bears interest at LIBOR plus 1.2% and is repayable in thirty-two quarterly installments plus a balloon payment through July 2016 for the vessel Sorento and twenty quarterly installments through June 2013 for vessel Iguana. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 20%; (ii) market value adjusted net worth greater than or equal to $250,000; and (iii) market value to loan amount greater than or equal to 135%.

On October 8, 2009, the Company entered into a supplemental agreement on waiver and amendment terms on this loan facility providing for a waiver of certain covenants. This supplemental agreement, among other things, waives (i) the security cover provisions; (ii) market adjusted equity ratio; (iii) market value adjusted net worth; and (iv) some of our financial covenants as guarantor through April 8, 2011. Furthermore, the margin was increased to 2% throughout the waiver period.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $78,350 and $63,350, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

g) On July 23, 2008, as amended, the Company concluded a facility agreement for an amount of $126,400 in order to partly finance the acquisition of a secondhand vessel, to be named Flecha. The loan bears interest at LIBOR plus 1.25%-1.35%, depending on the tranche, and is repayable in forty quarterly installments, plus a balloon payment, payable with the last installment in July 2018. The facility contains various covenants, including maintaining a market value to loan amount equal to or greater than 125%.

On October 12, 2009, the Company entered into a supplemental agreement on waiver and amendment terms on this loan facility providing for a waiver of certain covenants, including the security cover provisions, through October 9, 2011. Furthermore, the margin was increased to 1.85% throughout the waiver period.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $123,750 and $113,150, respectively.

(h) On October 2, 2007, as amended, the Company concluded a loan agreement of up to $ 35,000 in order to partly finance the acquisition cost of the second-hand vessel Paros (ex. Clipper Gemini). The loan bears interest at LIBOR plus 0.9% and will be repaid in thirty-six quarterly installments through October 2016. The facility contains various covenants, including a market value to loan amount greater than or equal to 125%.

On February 25, 2010, we entered into a supplemental agreement for a waiver of certain covenants. These covenant waivers and amendment agreement, among other things: (i) increase the applicable margin on the facilities from January 1, 2009 until December 31, 2010 to 1.9%; (ii) amends the minimum security cover to 83% over the waiver period; and (iii) amend our financial covenants as guarantor until midnight on December 31, 2010.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $29,000 and $25,000, respectively.

(i) On October 5, 2007, as amended, the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the second-hand vessels Samatan and VOC Galaxy. The loan bears interest at LIBOR plus 0.95%-1.05%, depending on the leverage ratio, and will be repaid in thirty-two quarterly installments through November 2015. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 30%; (ii) market value adjusted net worth greater than or equal to $225,000; and (iii) market value to loan amount greater than or equal to 125%.

On July 30, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $90,000 credit facility providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things: (i) increases the applicable margin on the facility to 2% per annum from April 1, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $82,000 and $74,000, respectively.

(j) On November 16, 2007 the Company concluded a loan agreement of up to $ 47,000 in order to partly finance the acquisition cost of the vessel Oregon. The loan bears interest at LIBOR plus 0.85% and will be repaid in thirty-two quarterly installments through December 2015. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 20%; (ii) market value adjusted net worth greater than or equal to $225,000; and (iii) market value to loan amount greater than or equal to 130%.

In February 2009, the Company entered in a supplemental agreement on waiver and amendment terms on a $47,000 loan facility, providing for a waiver of certain covenants through December 31, 2009. On November 11, 2009, the Company entered into an agreement to confirm that the conditions in such waivers remain satisfied, and that the waivers extend to certain financial covenants in our guarantee of this loan facility through December 31, 2009.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

In February 2010, we signed a waiver letter providing for certain covenant amendments including the waiver of our financial covenants until January 01, 2011. The waiver letter increases the applicable margin on this facility to 3%.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $38,000 and $29,000, respectively.

Loan Facilities—Drilling Rig Segment

a) On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt. The term loan is repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment payable together with the last installment on May 12, 2010. As of December 31, 2008, the Company drew down the total amount of $800,000 and repaid $150,000. The facility contains various covenants, including a market-adjusted equity ratio greater than or equal to 30%.

During the first quarter of 2009 and in April 2009, the Company repaid $190,000 and $160,000, respectively, of its existing $800,000 facility. The remaining outstanding balance of $300,000 was fully repaid in May 2009, of which $150,000 was paid with the Company’s new credit facility discussed below.

On May 13, 2009, the Company entered into a new one-year credit facility for the amount of up to $300,000 in order to refinance the Company’s existing loan indebtedness discussed above. In May 2009, the Company drew down $150,000 of the loan in order to refinance the $150,000 outstanding debt at the date of the drawdown of the above facility. This new credit facility was fully repaid in May 2009 using the Company’s proceeds of its at-the-market offerings and the undrawn amount was fully cancelled.

b) On July 18, 2008, the Company concluded two facility agreements for an aggregate amount of $1,125,000 in order to partly finance the construction cost of Drillship Hulls 1865 and 1866. The loans bear interest at LIBOR plus 1.6%-2.0%, depending on the period (pre-completion or post-completion) and depending on the lender (commercial lender or export agency) and are repayable in eighteen semi-annual installments through November 2020. The first installment is payable six months after the delivery of the vessels, which is expected to be in the third quarter of 2011. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 25%; and (ii) market value adjusted net worth greater than or equal to $500,000.

On June 5, 2009, the Company entered into agreements with a bank, as facility agent, and certain other lenders on waiver and amendment terms with respect to each of the two $562,500 credit facility agreements providing for a waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things; (i) a waiver of the required market adjusted equity ratio; (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent.

On January 28, 2010, we signed two supplemental agreements provided for certain non-financial covenant amendments. In addition these agreements revoked all the waivers obtained.

As of December 31, 2008 and 2009, the amount outstanding under these facilities was $173,426 and $186,274, respectively.

c) On September 17, 2008, Ocean Rig entered into a new five-year secured credit facility for the amount of up to $1.04 billion in order to refinance Ocean Rig’s existing loan indebtedness and for general corporate purposes. In September and October, 2008, Ocean Rig drew down $1.02 billion of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776,000 including the $250,000 loan discussed above. The credit facility consists of a guarantee facility, three revolving credit facilities (A, B and C) and a term loan.

The aggregate amount of the term loan is up to $400,000 and the aggregate amount under the revolving credit facility A is up to $350,000. The aggregate amount under the revolving credit facility B is up to $250,000 and under the revolving credit facility C is up to $20,000. The guarantee facility provides Ocean Rig with a credit facility of up to $20,000.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

The commitment under credit facility A was reduced by $17,500 on December 17, 2008 and will continue to be reduced by $17,500 quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement. The loan bears interest at LIBOR plus a margin and is repayable in twenty quarterly installments. The term loan will be repaid by one balloon payment of $400,000 on September 17, 2013. The commitment under credit facility B will be reduced quarterly by 12 unequal quarterly installments with a final maturity date of not later than the earlier of the expiry of the time charter of the drilling rig the Eirik Raude, which is scheduled to expire in October 2011 and September 17, 2011.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $982,500 and $808,550, respectively.

d) In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed two $115,000 loan facilities that were entered into in September 2007, in order to finance the construction of Hulls 1837 and 1838. The loans bear interest at LIBOR plus a 1.25% and are repayable upon the delivery of Hull 1837 in December 2010 and Hull 1838 in March 2011. Borrowings under these loans are subject to certain financial covenants and restrictions on dividend payments, assignment of the relevant shipbuilding contracts, refund guarantees and other related items. In addition to the customary security and guarantees issued to the borrower, this facility was collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties and a personal guarantee from Mr. Economou. As of December 31, 2009, the amount outstanding under these facilities was $230,000.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company also assumed two $15,551 fixed-rate term notes that were entered into in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were fully repaid in July 2009.

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

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $727,038 and $1,340,501 as of December 31, 2008 and 2009, respectively.

Total interest incurred on long-term debt, including capitalized interest, for the years ended December 31, 2007, 2008 and 2009 amounted to $50,887, $106,200, and $99,979 respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company’s weighted average interest rate (including the margin) as of December 31, 2007, 2008, and 2009 was 6.48%, 4.28% and 3.92% respectively.

The principal payments to be made after December 31, 2009, for the loans discussed above, are as follows:

2010	$1,721,923
2011	148,417
2012	70,000
2013	452,500
2014	460,000

Total principal payments	2,852,840
Less: Financing fees	(168,156)

Total debt	$2,684,684

As of December 31, 2008 and 2009 the Company’s unutilized line of credit, which is subject to certain conditions including the contemporaneous employment of both drillships under suitable revenue contracts, as defined in the loan agreements, totaled $951,574 and $938,726 respectively and the Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the unutilized line of credit.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

The Company was in breach of certain of its financial covenants as of December 31, 2008. Furthermore, as of December 31, 2009, the Company was deemed to be in breach of one financial covenant and deemed to be in theoretical breach of certain of its financial covenants during 2010 (Note 3). In accordance with guidance related to classification of obligation that are callable by the creditor, the Company has classified all of its long-term debt in breach amounting to $1.8 billion and $1.3 billion as current at December 31, 2008 and 2009 respectively.

10. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2008 and 2009 are as follows:

	December 31, 2008				December 31, 2009
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current assets	$779	—	—	779		559	434	$993
Current liabilities	(43,206)	—	(1,589)	(44,795)	(65,129)	(7,708)	—	(72,837)
Non current liabilities	(208,961)	—	—	(208,961)	(103,765)	(998)	—	(104,763)

	$(251,388)	—	(1,589)	(252,977)	(168,894)	(8,147)	434	$(176,607)

10.1 Interest rate swaps, cap and floor agreements: As of December 31, 2008 and 2009, the Company had outstanding 34 interest rate swap, cap and floor agreements, of $2.6 billion and $2.5 billion respectively, maturing from June 2011 through November 2017. These agreements are entered into in order to hedge its exposure to interest rate fluctuations with respect to the Company’s borrowings. Of these contracts, 31 do not qualify for hedge accounting and as such changes in their fair values are included in the accompanying consolidated statement of operations, while 3 contracts are designated for hedge accounting and as such changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

As of December 31, 2008 and 2009, security deposits (margin calls) of $15,700 and $20,200 for Hull 1865, respectively, and $15,900 and $20,500 for Hull 1866, respectively, were paid and were recorded as “Other non current assets” in the accompanying consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the year ended December 31, 2008 and 2009.

10.2 Forward freight agreements: The Company trades in the FFA market effective from May 2009, with both an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the risk of specific vessels and to take advantage of short term fluctuations in the market prices. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

As of December 31, 2009, the Company had sixteen open FFAs. None of the “mark to market” positions of the open FFA contracts qualified for hedge accounting treatment.

10.3 Foreign currency forward contracts: As of December 31, 2009 and 2008, the Company had outstanding ten forward contracts, to sell $20,000 for NOK 118.8 million and eleven forward contracts to sell $16,500 for NOK 104.3 million. These agreements are entered into in order to hedge its exposure to foreign currency fluctuations. Such fair value at December 31, 2008 and December 31, 2009 was a liability of $1,589 and an asset of $434, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

10.3. Foreign currency forward contracts-(continued):

The change in the fair value of such agreements for the year ended December 31, 2008 and December 31, 2009 amounted to a loss of $2,512 and a gain of $2,023, respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2008 Fair value	December 31, 2009 Fair value	Balance Sheet Location	December 31, 2008 Fair value	December 31, 2009 Fair value
Interest rate swaps	Financial instruments	$—	—	Financial instruments non current liabilities	47,168	$31,028

Total derivatives designated as hedging instruments		—	—		47,168	31,028

Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	779	—	Financial instruments-current liabilities	43,206	65,129
Interest rate swaps	Financial instruments-non current assets	—	—	Financial instruments-non current liabilities	161,793	72,737
Forward freight agreements	Financial instruments-current assets	—	559	Financial instruments current liabilities	—	7,708
Forward freight agreements	Financial instruments-non current assets	—	—	Financial instruments non current liabilities	—	998
Foreign currency forward contracts	Financial instruments-current assets	—	434	Financial instruments current liabilities	1,589	—

Total derivatives not designated as hedging instruments		779	993		206,588	146,572

Total derivatives		$779	993	Total derivatives	253,756	$177,600

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - (continued):

The Effect of Derivative Instruments on the Statement of Financial Performance:

	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Year Ended December 31, 2008	Year Ended December 31, 2009
Interest rate swaps	$(46,548)	$16,140

Total	$(46,548)	$16,140

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated OCI into statement of operations.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2008	Year Ended December 31, 2009
Interest rate swaps	Gain/(loss) on interest rate swaps	$(207,936)	$23,160
Forward freight agreements	Other, net	—	(9,970)
Foreign currency forward contracts	Other, net	(2,512)	2,023

Total		$(210,448)	$15,213

The relevant guidance for derivatives requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. In accordance with the guidance, the Company designates all the contracts as cash flow hedges, if they qualify for that treatment, with the last contract expiring in November 2017.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into FFAs and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the forward freight agreements was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates. The fair value of the convertible notes was $469,200 at December 31, 2009.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - (continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – asset position	$—	$—	$—	$—
Interest rate swaps-liability position	(168,894)	—	(168,894)	—
Forward freight agreements – asset position	559	559	—	—
Forward freight agreements – liability position	(8,706)	(8,706)	—	—
Foreign currency forward contracts – asset position	434	—	434	—

Total	$(176,607)	$(8,147)	$(168,460)	$—

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - (continued):

The following table summarizes the valuation of our assets measured at fair value on a non-recurring basis as of the valuation date.

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gains/ (Losses)
Non- Recurring measurements:
Long- lived assets held and used	$23,350	—	23,350	—	$(1,578)

Total	$23,350	—	23,350	—	$(1,578)

In accordance with the provisions of relevant guidance, long-lived asset held and used with a carrying amount of $24,928 was written down to their fair value of $23,350, resulting in an impairment charge of $1,578, which was included in accompanying consolidated statement of operations for December 31, 2009.

11. Common Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers from the Noncontrolling Interest:

The following table represents effects of any changes in Dryships Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships Inc.

	Year Ended December 31,
	2008	2009
Net loss attributable to Dryships Inc.	$(361,282)	$(32,378)
Transfers from the noncontrolling interest:
Increase in Dryships Inc. equity for acquisition of non controlling interest	—	352,814
Decrease in Dryships Inc. equity for issuance of subsidiary shares	—	(37,511)

Increase in Dryships Inc. retained earnings for Redemption of noncontrolling interest	(15,050)	—

Net transfers to/from the non controlling interest	(15,050)	315,303

Net income/ (loss) attributable to Dryships Inc. and transfers to/from the noncontrolling interest	$(376,332)	$282,925

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital-(continued):

Issuance of common shares

In October 2007, the Company filed a universal shelf registration statement on Form F-3 relating to the offer and sale of up to 6,000,000 common shares. From October through December 2007, an amount of 1,191,000 shares of common stock were issued The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104. From January through March 2008, an amount of 4,759,000 shares of common stock were issued. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352,748.

In March 2008, the Company filed a prospectus supplement relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share. On May 6 and 7, 2008, the Company issued 1,109,903 shares of common stock. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $101,574. In October 2008, the Company issued 2,069,700 shares of common stock. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $41,891.

In November 2008, the Company filed a prospectus supplement relating to the offer and sale of up to 25,000,000 common shares. In November and December 2008, the Company issued 24,980,300 shares of common stock. The net proceeds, after underwriting commissions of 2.5% to 3% and other issuance fees, amounted to $167,057.

On January 15, 2009, the Company agreed to transfer its interests in the ship-owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. As consideration for liabilities assumed by the purchasers, on March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. (Note 5).

During 2009, the Company effected two at-the-market equity offerings. Under these offerings, the Company issued 165,054,595 shares of common stock. The total net proceeds, after commissions, amounted to $952,369.

In November 2009, concurrently with the offering of the Notes, the Company entered into a share lending agreement and issued 26,100,000 shares of common stock, which it subsequently loaned to the underwriter pursuant to the share lending agreement. The Company received a one time loan fee of $0.01 per share (Note 9).

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 4). The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW is more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 is the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) Fair value of the net assets of Ocean Rig UDW; (ii) Discounted cash flow method; and (iii) Comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

The changes in the Company’s ownership interest in Ocean Rig UDW did not represent a change in control and therefore the Company accounted for this transaction as an equity transaction with no gain or loss recorded in the statement of operations or comprehensive income. The difference between the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW and the amount the non-controlling interest was recognized as equity attributable to the parent.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital-(continued):

Issuance of Series A preferred stock-(continued):

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

As of December 31, 2009, the fair value of the accrued stock dividends amounted to $7,497. Each share of this instrument mandatorily converts into shares of the Company’s common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company’s common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

The Series A Convertible Preferred Stock ranks senior to all other series of the Company’s preferred stock as to the payment of dividends and the distribution of assets. Finally, the holders of this stock and the holders of shares of common stock vote together as one class on all matters submitted to a vote of the stockholders of the Company.

Series A Convertible Preferred Stock shall not be redeemable unless upon any liquidation, dissolution or winding up of the Company, or sale of all or substantially all of the Company’s assets, in which case a one-to-one redemption takes place plus any accrued and unpaid dividends.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the “Agreement”). Under the Agreement, our BOD declared a dividend payable of one preferred share purchase right, (“Right”), to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding common share. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock. As of December 31, 2009, no exercise of any purchase right has occurred.

As of July 9, 2009, an amendment has been effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

12. Equity incentive plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, George Economou. The shares vest quarterly in eight equal installments with the first installment of 125,000 common shares vested on May 28, 2008. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $75.09 per share.

On October 2, 2008, the Company’s Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors.

The non-vested common stock will vest evenly over a three-year period with the first vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan-(continued):

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved under Plan were granted to an executive of the Company. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54.

A summary of the status of the Company’s non vested shares as of December 31, 2008, and movement during the year ended December 31, 2009, is presented below. There were no shares awards in 2007 and no shares were forfeited in 2008 and 2009.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2008	—	—
Granted	1,018,000	$74.36
Vested	(384,000)	74.12

Balance December 31, 2008	634,000	74.50
Granted	70,621	3.54
Vested	(501,650)	74.95

Balance December 31, 2009	202,971	$48.69

	Number of vested shares	Weighted average grant date fair value per non vested shares

Balance as at January 1, 2008	—	$—
Granted	9,000	33.59
Non vested shares granted and vested 2008	375,000	75.09

As at December 31, 2008	384,000	74.12
Non vested shares granted in prior years and vested 2009	501,650	74.95

As at December 31, 2009	885,650	$74.59

Dividends of $0.60 per share were declared and paid to the non-vested shares during 2008.

As of December 31, 2008 and 2009, there was $44,192 and $6,372, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of two years. The amounts of $31,502 and $38,071 are recorded in “General and administrative expenses”, in the accompanying consolidated statement of operations for the year ended December 31, 2008 and 2009, respectively. The total fair value of shares vested during the years ended December 31, 2008 and 2009 were $21,860 and $2,826, respectively.

13. Other non-current liabilities:

Other non-current liabilities in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2008	December 31, 2009
Pension and retirement benefit obligation	$712	$—
Other	67	43
Total	$779	$43

The Company has three retirement benefit plans for employees managed and funded through Norwegian life insurance companies. As of December 31, 2009 the pension plans cover 264 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations and plan assets.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Other non-current liabilities-(continued):

The change in projected benefit obligation, change in plan assets, funded status and the amounts recognized in the accompanying consolidated balance sheets are shown in the table below:

	May 14 – December 31, 2008	Year ended, December 31, 2009
Change in plan assets
Fair value of plan assets at beginning	$6,904	$6,321
Expected return on plan assets	270	378
Actual return on plan assets	(1,222)	(1,395)
Employer contributions	2,600	3,138
Settlement	(105)	(624)
Foreign currency exchange rate changes	(2,126)	1,468

Fair value of plan assets at end of year	$6,321	$9,286

	December 31, 2008	December 31, 2009
Unfunded projected benefit obligation/(receivable)	$712	$(388)

The unfunded projected benefit obligation is reflected in “Other non-current liabilities” in the accompanying consolidated balance sheets as of December 31, 2008 and in “Other non-current assets” in the accompanying consolidation balance sheet December 31, 2009.

	May 14 – December 31, 2008	Year ended, December 31, 2009
Change in projected benefit obligation
Projected benefits earned at beginning	$9,374	$7,033
Service cost for benefits earned	1,989	4,121
Interest cost	155	280
Settlement	(298)	(1,983)
Actuarial losses	(1,210)	(1,587)
Benefits paid	—	(42)
Payroll tax of employer contribution	(367)	(442)
Foreign currency exchange rate changes	(2,610)	1,518

Projected benefit obligation at end of year	$7,033	$8,898

Net periodic benefit cost included the following components:

	May 14 – December 31, 2008	Year ended, December 31, 2009
Components of net periodic benefit cost
Expected return on plan assets	$(140)	$(378)
Service cost	883	4,121
Interest cost	120	280
Amortization of prior service cost	190	—
Amortization of actuarial loss	77	168
Settlement	—	(539)

Net periodic benefit cost	$1,130	$3,652

	December 31, 2008	December 31, 2009
Decrease in minimum pension liability included in other comprehensive loss	$1,701	$570

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Other non-current liabilities-(continued):

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2009 contributions amounting to $3,138 have been made to the pension plan.

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

The following are the weighted–average assumptions used to determine net periodic benefit cost:

	December 31, 2008	December 31, 2009
Weighted average assumptions
Expected return on plan assets	5.80%	5.70%
Discount rate	3.80%	4.50%
Compensation increases	4.25%	4.50%

The Company reviews its investments and policies annually. In determining its asset allocation strategy, the Company reviews models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk.

The following pension benefits payments are expected to be paid by the Company during the years ending:

December 31, 2010	$82
December 31, 2011	76
December 31, 2012	77
December 31, 2013	58
December 31, 2014	76
Thereafter	989

Total pension payments	$1,358

The Company’s pension funds are managed by an independent life-insurance company that invests the Company’s funds according to Norwegian law. The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds. The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	As of December 31,
	2009	2008
Shares and other equity instruments	13%	17%
Bonds	67%	64%
Properties and real estate	16%	12%
Other	4%	7%

Total	100%	100%

The Company’s estimated contribution to the pension plan for the fiscal year 2010 is $2,510.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Commitments and Contingencies:

14.1 Legal proceedings

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

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1.0 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, or Samsun, for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers’ failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation.

In February 2010 Samsun’s plan of reorganization was approved by its creditors. As part of this plan the Company will recoup a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements (Note 6).

On March 5, 2009, a complaint against the Company’s board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. This appeal is to be heard by the Supreme Court on a future unknown date. The Company believes that this case is without merit and that an unfavorable outcome is remote. Furthermore, no estimate of a possible loss, if any, can be made.

Ocean Rig’s Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig understands that the Angolan government may retroactively levy import/export duties for the period 2002 to 2007. As Ocean Rig has not received any formal claim in relation to the potential duties, no provision has been made. The maximum amount is estimated to be between $5-10 million.

.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Commitments and Contingencies (continued):

14.2 Purchase obligations:

The following table sets forth the Company’s contractual obligations and their maturity dates as of December 31, 2009:

Obligations:	Total	1st year	2nd year
Drillship Shipbuilding contracts	1,892,277	1,005,984	886,293

Total obligations	$1,892,277	$1,005,984	$886,293

14.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of December 31, 2009, will be $868,531 during 2010, $780,036 during 2011, $412,023 during 2012, $111,963 during 2013 and $57,872 during 2014 and thereafter. These amounts do not include any assumed off-hire.

14.4 Rental payments

The Company leases office space in Athens, Greece, from George Economou. As of December 31, 2009, the future obligations amount to $13 for 2010, and $10 for 2011. The contract expires in 2011. Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of December 31, 2009, the future obligations amount to $1,527 for 2010, $1,072 for 2011 and $441 for 2012.

15. Voyage and Vessel and Drilling Rig Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessel Voyage Expenses	2007	2008	2009
Port charges	$748	$1,041	$1,078
Bunkers	717	5,952	4,601
Gain on sale of bunkers	(7,467)	(9,473)	(2,146)
Commissions charged by third parties	24,450	39,181	19,809
Charter in – hire expense	6,040	5,935	—

	24,488	42,636	23,342
Commissions charged by a related party	7,159	10,536	5,437

Total	$31,647	$53,172	$28,779

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Voyage and Vessel and Drilling Rig Operating Expenses-(continued):

	Year ended December 31,
Vessel Operating Expenses	2007	2008	2009
Crew wages and related costs	$28,187	36,723	$36,560
Insurance	5,636	7,596	7,695
Repairs and maintenance	10,247	18,278	12,897
Spares and consumable stores	18,856	16,599	18,137
Tonnage taxes	299	515	316

Total	$63,225	79,711	$75,605

Rig Operating Expenses	Year ended December 31, 2007	For the period from May 15, 2008 to December 31, 2008	Year ended December 31, 2009
Crew wages and related costs	$—	51,890	$69,983
Insurance	—	12,686	7,869
Repairs and maintenance	—	21,604	48,430

Total	$—	86,180	$126,282

16. Interest and finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2007	2008	2009
Interest on long-term debt	$48,583	93,142	$76,503
Long-term debt commitment fees	223	3,208	5,869
Bank charges	238	817	503
Amortization and write-off of financing fees	2,190	15,848	12,745
Amortization of convertible notes discount	—	—	1,769
Amortization of share lending agreement- note issuance costs	—	—	195
Other	(3)	179	15

Total	51,231	113,194	97,599

17. Segment information:

The Company has two reportable segments from which it derives its revenues: Drybulk carrier and Drilling Rig segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling Rig business segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs.

The table below presents information about the Company’s reportable segments as of and for the year ended December 31, 2008 and 2009. During 2009, the Company changed the composition of its reportable segments due to the reorganization of the accounting functions and therefore, where necessary, the comparable information for the prior period has been restated.

The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Segment information-(continued):

The Company measures segment performance based on net income. Summarised financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Segment		Drilling Rigs Segment		Total
	As of and for the year ended December 31,		As of and for the year ended December 31,		As of and for the year ended December 31,
	2008	2009	2008	2009	2008	2009
Revenues from external customers	$861,296	444,385	219,406	375,449	1,080,702	$819,834
Vessel and rig operating expenses	79,711	75,605	86,180	126,282	165,891	201,887
Depreciation and amortization	110,507	117,522	47,472	78,787	157,979	196,309
Income tax expenses	—	—	2,844	12,797	2,844	12,797
Net income/(loss) (comparable period restated)	427,544	(138,874)	(788,826)	106,496	(361,282)	(32,378)
Interest and finance cost (comparable period restated)	49,700	40,528	63,494	57,071	113,194	97,599
Interest income (comparable period restated)	7,425	2,995	5,660	7,419	13,085	10,414
Change in fair value of derivatives	139,537	(33,950)	65,427	(26,280)	204,964	(60,230)
Equity in loss of investee	—	—	6,893	—	6,893	—
Goodwill impairment charge	—	—	700,457	—	700,457	—
Total assets (comparable period restated)	$2,419,159	2,680,421	2,423,521	3,118,667	4,842,680	$5,799,088

18. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the year ended December 31,
	2007			2008			2009
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$478,325	—	—	(361,282)	—	—	(32,378)	—	—
Less: Series A Convertible Preferred stock dividends	—	—	—	—	—	—	(7,497)	—	—
Less: Non-vested common stock dividends declared and undistributed earnings	—	—	—	(527)	—	—	—	—	—

Basic and diluted EPS
Income/(loss) available to common stockholders	$478,325	35,700,182	13.40	(361,809)	44,598,585	(8.11)	(39,875)	209,331,737	(0.19)

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 4). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. As of December 31, 2009, the fair value of the stock dividends amounted to $7,497.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. This method was adopted on January 1, 2009 and was applied retroactively to all periods presented.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Earnings per share-(continued):

For the year ended December 31, 2009, Series A Convertible Preferred Stock was not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the year ended December 31, 2008 and 2009 due to the losses in 2008 and 2009. As of December 31, 2007 no non-vested common stock existed.

In relation to the Notes described in Note 9, none of the shares were dilutive since the average share price for the period the Notes were issued until December 31, 2009 did not exceed the conversion price. Concurrently with the offering of the Notes, the 26,100,000 loaned shares of common stock are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

19. Income Taxes:

19.1 Drybulk Carrier Segment

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a “non-resident” corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the vessels owned by subsidiaries of the Company are registered, the Company’s subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations there under, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation’s stock is owned, directly or indirectly, by individuals who are “residents” of the foreign corporation’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is “primarily and regularly traded on an established securities market” in the United States (the “Publicly-Traded Test”) will be treated as owned by individuals who are “residents” in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.

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

The Company believes that it satisfied the Publicly-Traded Test for its 2007, 2008 and 2009 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals “resident” in the Marshall Islands. As such, each of the Company’s Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company’s ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2009 taxable year.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Income Taxes-(continued):

19.2 Drilling Rig Segment

Ocean Rig UDW, the holding company of the drilling segment, is incorporated in the Marshall Islands. Some of its subsidiaries are incorporated and domiciled in Norway, and as such, are in general subject to Norwegian income tax of 28%. In addition, the Norwegian entities are subject to the Norwegian participation exemption model which implies that only 3% of dividend income and capital gains are subject to tax. In effect this gives an effective tax of total income under the participation exemption of 0.84% (3% * 28%).

The participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years have constituted at least 10% of the capital and votes in the entity in question.

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

Up to December 15, 2009, when a reorganization occurred, Ocean Rig’s drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway.

The components of Ocean Rig’s provision/(benefit) for income taxes are as follows:

	Year Ended
	December 31, 2008	December 31, 2009
Current provisions	$2,844	$12,797
Deferred provision/(benefit)	—

Income tax provision	$2,844	$12,797

Effective tax rate	(16)%	13%

Reconciliation of total tax cost:

	As restated*
	May 15 to	January 1 to
	December 31, 2008	December 31, 2009
Domestic tax rate multiplied by profit/(loss) before tax	$(80,252)	$138,672
Change in valuation allowance	115,407	(93,362)
Differences in tax rates	3,344	193
Effect of permanent differences	(74,929)	21,317
Effect of exchange rate differences	39,274	(65,468)
Withholding tax	—	11,445

Total	$2,844	$12,797

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Income Taxes-(continued):

19.2 Drilling Rig Segment (continued):

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year Ended
Temporary differences – tax effects	As Restated* December 31, 2008	December 31, 2009
Deferred tax assets
Net operation loss carry forwards	$67,109	$65,045
Outside basis in subsidiaries	91,447	—
Accrued expenses	13,656	728
Accelerated depreciation of assets	—	9
Pension	199	—

Total deferred tax assets	172,411	$65,782

Deferred tax liabilities
Depreciation and amortization	(3,712)	(122)
Rig contracts	(9,789)	—
Pension assets	—	(108)

Total deferred tax liabilities	(13,501)	(230)

Net deferred tax asset	158,910	65,552

Valuation allowance	(158,910)	(65,552)

Long-term portion of net deferred tax asset	158,910	65,552

Long-term portion of valuation allowance	$158,910	$65,552

*	In the course of preparing our 2009 tax note, we determined that a number had been incorrectly included in our 2008 disclosure with the opposite accounting convention. As a result, the deferred tax asset for net operating loss carry forwards was overstated by USD 59,124 with a corresponding and offsetting amount in the valuation allowance. Accordingly, the net deferred tax asset after valuation allowance for 2008 recorded in our balance sheet was not impacted. Based on an assessment of relevant qualitative and quantitative factors, management concluded the reclassification was immaterial to the previously issued consolidated financial statements for 2008. The table above reflects the stated figures for the net operating loss carry forward and valuation allowance respectively for 2008.

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

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that the Company considers to be permanently reinvested. Should the Company make a distribution of the unremitted earnings of these subsidiaries, it may be required to record additional taxes. Because the Company cannot predict when, if it at all, it will make distribution of these unremitted earnings, it is unable to make a determination of the amount of unrecognized deferred tax liability.

Ocean Rig ASA filed for liquidation in 2009 and on December 15, 2009 it distributed all significant assets to Primelead Ltd., a subsidiary of Dryships, as a liquidation dividend, including the shares in all its subsidiaries. The company does not expect any adverse tax effects from this transaction, but it cannot rule out the possibility that the tax authorities will challenge elements of the transaction.

DRYSHIPS INC.

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Income Taxes-(continued):

19.2 Drilling Rig Segment (continued):

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carryforward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2009, the valuation allowance for non-current deferred tax assets is reduced from $158,910 in 2008 to $65,552 in 2009. The decrease is primarily a result of the reduction of deferred tax asset due to effects of the rig export.

The Company has tax losses, which arose in Norway of $183,998 and $192,700 at December 31, 2009 and 2008, respectively, that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. However, all of these amounts are related to Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS that are under liquidation. Upon liquidation the tax losses will not be available.

The Company had tax losses, which arose in Canada of $23,896 and $24,419 at December 31, 2008 and 2009, respectively, that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of disposition derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. Thus the possibility for utilization of this tax position is in practice expired for the period after the change of control in Ocean Rig on May 14, 2008.

The Company had tax losses, which arose in Cyprus of $45,189 and $57,112 at December 31, 2008 and 2009, respectively that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carryforward has been provided for as the Company is not profitable.

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables.

The Company accrues for income tax contingencies that it believes are more likely than not exposures in accordance with the provisions of guidance related to accounting for uncertainty in income taxes.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2009, the Company did not incur any interest or penalties.

Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. With few exceptions, they are no longer subject to examinations of the Company’s U.S. and non-U.S. tax matters for years prior to 1999. The amount of current tax benefit recognized during the years ended December 31, 2009, December 31, 2008 and December 31, 2007 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

20. Subsequent Events:

20.1	On February 17, 2010, we placed an order for two (2) 76,000 dwt Panamax dry bulk vessels, with a quality Chinese shipyard, for a price of $33.05 million each. Delivery of the two vessels is expected to take place in Q4 of 2011 and Q1 of 2012, respectively.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Balance Sheets

December 31, 2008 and 2009

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,039	$208
Restricted cash	14,326	25,851
Due from related parties	17,480	27,576
Financial instruments	—	559
Other current assets	324	432

Total current assets	33,169	54,626

NON-CURRENT ASSETS:
Investments in subsidiaries*	2,692,706	4,092,629

Total non-current assets	2,692,706	4,092,629

Total assets	$2,725,875	$4,147,255

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$669,834	$593,578
Due to subsidiaries*	637,064	331,856
Financial instruments	31,921	54,089
Other current liabilities	14,916	7,166

Total current liabilities	1,353,735	986,689

NON-CURRENT LIABILITIES
Long term debt, net of current portion	—	323,630
Financial instruments	80,568	32,301

Total non-current liabilities	80,568	355,931

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and 2009; none issued and outstanding	—	—
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized and 52,238,806 issued and outstanding at December 31, 2009	—	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and 2009; 70,600,000 and 280,326,271 shares issued and outstanding at December 31, 2008 and 2009, respectively	706	2,803
Accumulated other comprehensive loss	(44,847)	(28,137)
Additional paid-in capital	1,148,365	2,681,974
Retained earnings	187,348	147,473

Total stockholders’ equity	1,291,572	2,804,635

Total liabilities and stockholders’ equity	$2,725,875	$4,147,255

*	Eliminated in consolidation

1

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Operations

For the years ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2007	2008	2009
EXPENSES:
Contract termination fees	$—	—	$212,586
Loss on contract cancellation	—	—	69
General and administrative expenses	5,069	56,351	54,433

Operating loss	5,069	56,351	267,088

OTHER INCOME / (EXPENSES):
Interest and finance costs	(49,065)	(31,489)	(26,395)
Interest income	2,197	2,556	74
Gain/(loss) on interest rate swaps	(3,638)	(115,613)	4,139
Other, net	1,222	90	(9,787)

Total other expenses, net	(49,284)	(144,456)	(31,969)

Equity in earnings/(loss) of subsidiaries*	532,678	(160,475)	266,679

Net income/(loss)	$478,325	$(361,282)	$(32,378)

Earnings/(loss) per share, basic and diluted	13.40	(8.11)	(0.19)
Weighted average number of shares, basic and diluted	35,700,182	44,598,585	209,331,737

*	Eliminated in consolidation

2

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Cash Flows

For the years ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. Dollars)

	2007	2008	2009
Net Cash Provided by/(Used in) Operating Activities	$128,978	$934,909	$(443,323)

Cash Flows from Investing Activities:
Proceeds of sale of subsidiary	—	—	100
Investments in subsidiaries	(359,388)	(1,450,562)	(817,565)
Restricted cash	—	(2,227)	(11,525)

Net Cash Used in Investing Activities	(359,388)	(1,452,789)	(828,990)

Cash Flows from Financing Activities:
Restricted cash	4,566	—	—
Proceeds from long-term debt	319,697	49,400	—
Proceeds from short-term credit facility	30,076	—	—
Proceeds from issuance of convertible notes	—	—	447,810
Payment of short term credit facility	—	(30,076)	—
Principal payments of long-term debt	(228,278)	(128,996)	(75,171)
Net proceeds from common stock issuance	127,104	662,664	950,555
Proceeds from share-lending arrangement	—	—	261
Acquisition of noncontrolling interests	—	—	(50,000)
Dividends paid	(28,392)	(33,244)	—
Payment of financing costs	(2,640)	(1,405)	(1,973)

Net Cash Provided by Financing Activities	222,133	518,343	1,271,482

Net increase/(decrease) in cash and cash equivalents	(8,277)	463	(831)
Cash and cash equivalents at beginning of year	8,853	576	1,039

Cash and cash equivalents at end of year	$576	$1,039	$208

3

Schedule I- Condensed Financial

Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2007, 2008 and 2009, received cash dividends from its subsidiaries of $28,392, $33,244 and $0,respectively, which are included in equity in earnings/(loss) of subsidiaries in the condensed statements of operations.

The Parent Company is a joint and several borrower under certain secured loan facilities and guarantor under the remaining loans outstanding at December 31, 2008 and 2009.

In November 2009, the Parent Company issued $400,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the “Notes”), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after underwriter commissions.

The principal payments required to be made after December 31, 2009 for the loans discussed above are as follows:

Year ending December 31,	Amount
2010	$598,237
2011	—
2012	—
2013	—
2014	460,000
Less-Financing fees	(141,029)

$917,208

As of December 31, 2008, the Parent Company was not in compliance with certain of its financial covenants under its secured loan facilities. During 2009 the Parent Company obtained waivers for its secured loan facilities resulting in the Company’s compliance with its financial covenants under its secured loan facilities as of December 31, 2009. However, since the relevant waivers expire during 2010, the Parent Company has deemed itself to be in technical breach and has classified all of its secured long-term debt as current liabilities as of December 31, 2009.

The Company is in process of negotiating further waivers or to restructure this debt upon waiver expiry in 2010.

See Note 9 “Long-term Debt” to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.

4