Form 20-F/A
period 2009-12-31
DryShips Inc.
filed 2011-04-15
CIK 1308858

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

Please note in this Amendment No. 1 to our Annual Report, “we,” “us,” “our,” and “the Company,” all refer to DryShips Inc. and its subsidiaries.

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this Amendment No. 1 to our annual report.

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A amends our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2010 (the “2009 Annual Report”).

In 2011 and subsequent to the issuance of the Company’s 2009 consolidated financial statements, the Company’s management determined that the amount of interest capitalized pursuant to ASC 835-20, Capitalization of Interest (ASC 835-20) for four drillships under construction for the year ended December 31, 2009 was erroneously calculated. The errors comprised the following:

•

From the amount of the expenditures for the qualifying assets, the Company erroneously excluded the portion of the purchase price of two drillships under construction acquired by its consolidated subsidiary, Ocean Rig UDW, that was paid for in shares of stock of Ocean Rig UDW.

•

From the calculation of the capitalization rate used to determine capitalized interest, the Company erroneously excluded borrowings of its consolidated subsidiary, Ocean Rig UDW, and certain borrowings of DryShips Inc.

The correction of the above errors results in an increase in the amount of interest capitalized in 2009 by $7.9 million (included in Advances for vessels and rigs under construction and acquisitions in the balance sheet) and a corresponding decrease in interest and finance costs for the year ended December 31, 2009.

In addition, the Company erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30), the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rate debt interest on which was being capitalized as cost of drillships under construction by immediately reclassifying the entire settlement payments from accumulated other comprehensive loss (“AOCL”) to interest and finance costs in the statement of operations. A portion of the settlement payments on interest rate swaps is reclassified back to AOCL and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation. The correction of the erroneous application of ASC 815-30 results in a decrease in interest and finance costs for the year ended December 31, 2009 and an increase in AOCL by $5.3 million as of December 31, 2009.

The Company has restated its consolidated financial statements for the year ended December 31, 2009 (the “Restated Financial Statements”) to reflect the adjustments discussed above, resulting in an aggregate (i) decrease in net loss of $13.2 million, (ii) decrease in loss per common share of $0.06, (iii) increase in net cash provided by operating activities of $7.9 million and (iv) increase in net cash used in investing activities of $7.9 million. The Restated Financial Statements are otherwise identical in all respects to the financial statements contained in our 2009 Annual Report. In addition, new Reports of Independent Registered Public Accounting Firms have been issued in relation to the audit of the Restated Financial Statements and of the effectiveness of internal control over financial reporting, the latter of which expresses an adverse opinion.

In connection with the restatement described above, we have concluded that we did not maintain effective disclosure controls and procedures and internal controls over financial reporting as of December 31, 2009. We have amended “Part II —Item 15. Controls and Procedures” to reflect this conclusion.

Included in this Form 20-F/A are amended Items 3A. (Selected Financial Data), 5A. (Operating Results), solely with respect to the comparison of the year ended December 31, 2009 to the year ended December 31, 2008 and a restatement of the Company’s critical accounting policies, 8 (Financial Information), 11 (Quantitative and Qualitative Disclosures about Market Risk), solely with respect to interest rate risk, 15 (Controls and Procedures), 17 (Financial Statements), and Item 18 (Financial Statements).

Other than as described above, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2009 Annual Report and does not purport to reflect any events that have occurred after the date of the initial filing of our 2009 Annual Report. As a result, our 2009 Annual Report, as amended by this Form 20-F/A and the attached certifications and consents, continues to speak as of the initial filing date of our 2009 Annual Report. We are including currently dated Sarbanes Oxley Act Section 302 and Section 906 certifications of our Chief Executive Officer and Chief Financial Officer, which are attached to this Form 20-F/A as Exhibits 12.1, 12.2, 13.1 and 13.2, and currently dated consents of our independent registered public accounting firm, which are attached to this Form 20-F/A as Exhibits 15.1, 15.2, 15.3.

PART I.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2005, 2006, 2007, 2008, and 2009. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected consolidated financial data is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3. A (i) STATEMENT OF OPERATIONS

(In thousands of Dollars	Year Ended December 31,
except per share and share data)	2005	2006	2007	2008	2009 (as restated)(2)
STATEMENT OF OPERATIONS
Revenues	$228,913	$248,431	$582,561	$1,080,702	$819,834
Loss on forward freight agreements	—	22,473	—	—	—
Voyage expenses	9,592	15,965	31,647	53,172	28,779
Vessels and drilling rigs operating expenses	39,875	54,164	63,225	165,891	201,887
Depreciation and amortization	40,231	58,011	76,511	157,979	196,309
Gain on sale of assets, net	—	(8,845)	(137,694)	(223,022)	(2,045)
Gain on contract cancellation	—	—	—	(9,098)	(15,270)
Contract termination fees and forfeiture of vessels deposits	—	—	—	160,000	259,459
Vessel impairment charge	—	—	—	—	1,578
Goodwill impairment charge	—	—	—	700,457	—
General and administrative expenses - cash(1)	9,148	12,540	17,072	57,856	52,753
General and administrative expenses - non-cash	—	—	—	31,502	38,070

Operating income/(loss)	130,067	94,123	531,800	(14,035)	58,314
Interest and finance costs	(20,668)	(42,392)	(51,231)	(113,194)	(84,430)
Interest income	749	1,691	5,073	13,085	10,414
Gain/(loss) on interest rate swaps	270	676	(3,981)	(207,936)	23,160
Other, net	(175)	214	(3,037)	(12,640)	(6,692)

Income/(loss) before income taxes and equity in loss of investee	110,243	54,312	478,624	(334,720)	766
Income taxes	—	—	—	(2,844)	(12,797)
Equity in loss of investee	—	—	(299)	(6,893)	—

Net Income/(loss)	110,243	54,312	478,325	(344,457)	(12,031)
Less: Net income attribute to non controlling interests	—	—	—	(16,825)	(7,178)

Net income/(Loss) attributable to Dryships Inc.	110,243	54,312	478,325	(361,282)	(19,209)

Net Income/ (Loss) attributable to common stockholders	110,243	54,312	478,325	(361,809)	(26,706)
Earnings/(loss) per common share attributable to Dryships Inc. common stockholders, basic	$3.81	$1.68	$13.40	$(8.11)	$(0.13)

Weighted average number of common shares, basic	28,957,397	32,348,194	35,700,182	44,598,585	209,331,737
Earning / (loss) per common share attributable to Dryships Inc. common stockholders, diluted	$3.81	$1.68	$13.40	$(8.11)	$(0.13)
Weighted average number at common shares, diluted	28,957,397	32,348,194	35,700,182	44,598,585	209,331,737
Dividends declared per share	$0.40	$0.80	$0.80	$0.80	$—

(1)

Cash compensation to members of our senior management and directors amounted to $1.4 million, $1.5 million, $9.7 million, $5.3 million and $11.8 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 respectively.

(2)

As a result of the restatement, interest and finance costs, loss before income taxes and equity in loss of investee, net loss, net loss attributable to Dryships Inc., net loss attributable to common stockholders, loss per common share attributable to Dryships Inc. common stockholders, basic and diluted, total assets, stockholders’ equity, net cash provided by operating activities, net cash used in investing activities have been restated. See Note 3 to the consolidated financial statements.

3.A.(ii) BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars	As of and for the Year Ended December 31,
except per share and share data and fleet data)	2005	2006	2007	2008	2009 (as restated) (2)

Current assets	$18,777	$25,875	$153,035	$720,427	$1,180,650

Total assets	906,778	1,161,973	2,344,432	4,842,680	5,806,995

Current liabilities, including current portion of long-term debt	135,745	129,344	239,304	2,525,048	1,896,023

Total long-term debt, including current portion	525,353	658,742	1,243,778	3,158,870	2,684,684

Common stock	304	355	367	706	2,803

Number of shares outstanding	30,350,000	35,490,097	36,681,097	70,600,000	280,326,271

Stockholders’ equity	352,720	444,692	1,021,729	1,291,572	2,812,542

OTHER FINANCIAL DATA

Net cash provided by operating activities	163,806	99,082	407,899	540,129	294,124

Net cash used in investing activities	(847,649)	(287,512)	(955,749)	(2,110,852)	(169,950)

Net cash provided by financing activities	680,656	185,783	656,381	1,762,769	265,881

EBITDA (1)	170,393	153,024	600,994	(100,350)	263,913

DRYBULK FLEET DATA:

Average number of vessels (2)	21.6	29.76	33.67	38.56	38.12

Total voyage days for drybulk carrier fleet (3)	7,710	10,606	12,130	13,896	13,660

Total calendar days for drybulk carrier fleet (4)	7,866	10,859	12,288	14,114	13,914

Drybulk carrier fleet utilization (5)	98.00%	97.70%	98.71%	98.46%	98.17%

(In Dollars)

AVERAGE DAILY RESULTS

Time charter equivalent (6)	28,446	21,918	45,417	58,155	30,425

Vessel operating expenses (7)	5,069	4,988	5,145	5,644	5,434

DRILLING RIG FLEET DATA:

Average number of drilling rigs (2)	—	—	—	2.0	2.0

Total voyage days for drilling rig fleet (3)	—	—	—	410	695

Total calendar days for drilling rig fleet (4)	—	—	—	462	730

(In thousands of Dollars	As of and for the Year Ended December 31,
except per share and share data and fleet data)	2005	2006	2007	2008	2009 (as restated)

Drilling rig fleet utilization (5)	—	—	—	88.66%	95.25%

(In Dollars)

AVERAGE DAILY RESULTS

Rig operating expenses (7)	—	—	—	181,821	192,988

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. EBITDA is also used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

(2)

Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.

(3)

Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company’s possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

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

(6)

Time charter equivalent, or “TCE”, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period -to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

(7)

Daily vessel/rig operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel/rig operating expenses by drybulk carrier/drilling rig fleet calendar days for the relevant time period.

	For the Year Ended December 31,
(Dollars in thousands)	2005	2006	2007	2008	2009 (as restated)

Net income/(loss)	110,243	54,312	478,325	(361,282)	(19,209)

Add: Net interest expense	19,919	40,701	46,158	100,109	74,016

Add: Depreciation and amortization	40,231	58,011	76,511	157,979	196,309

Add: Income taxes	—	—	—	2,844	12,797

EBITDA	170,393	153,024	600,994	(100,350)	263,913

Drybulk Carrier Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2005	2006	2007	2008	2009

Voyage revenues	228,913	248,431	582,561	861,296	444,385

Voyage expenses	(9,592)	(15,965)	(31,647)	(53,172)	(28,779)

Time charter equivalent revenues	219,321	232,466	550,914	808,124	415,606

Total voyage days for drybulk fleet	7,710	10,606	12,130	13,896	13,660

Time charter equivalent (TCE) rate	28,446	21,918	45,417	58,155	30,425

Drilling Rig Carrier Segment
	Year Ended December 31,
(In thousands of Dollars)	2008	2009
Revenue from drilling contracts	219,406	375,449

Drilling rig operating expenses	(86,180)	(126,282)

	133,226	249,167

Total employment days for drilling rigs	410	695

Item 5. Operating and Financial Review and Prospects

Year ended December 31, 2009 (as restated) compared to the year ended December 31, 2008

	Year ended December 31,
	2008	2009 (as restated)	Change
REVENUES:
Revenues	$1,080,702	$819,834	$(260,868)	(24.1)%

EXPENSES:
Voyage expenses	53,172	28,779	(24,393)	(45.9)%
Vessels and drilling rigs operating expenses	165,891	201,887	35,996	21.7%
Depreciation and amortization	157,979	196,309	38,330	24.3%
Gain on sale of assets, net	(223,022)	(2,045)	220,977	99.1%
Gain on contract cancellation	(9,098)	(15,270)	(6,172)	(67.8)%
Contract termination fees and forfeiture of vessels deposits	160,000	259,459	99,459	62.2%
Vessel impairment charge	—	1,578	1,578	100%
Goodwill impairment charge	700,457	—	(700,457)	(100)%
General and administrative expenses	89,358	90,823	1,465	1.6%

Operating income/(loss)	(14,035)	58,314	72,349	515.5%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(113,194)	(84,430)	28,764	25.4%
Interest income	13,085	10,414	(2,671)	(20.4)%
Gain/(loss) on interest rate swaps	(207,936)	23,160	231,096	111.1%
Other, net	(12,640)	(6,692)	5,948	47.1%

Total other expenses, net	(320,685)	(57,548)	263,137	82.1%

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	(334,720)	766	335,486	100.2%
Income taxes	(2,844)	(12,797)	(9,953)	(350)%
Equity in loss of investee	(6,893)	—	6,893	100%

NET LOSS	(344,457)	(12,031)	332,426	96.5%
Less: Net income attributable to non controlling interests	(16,825)	(7,178)	9,647	57.3%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(361,282)	$(19,209)	$342,073	94.7%

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

Offshore drilling segment

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

Offshore drilling segment

The offshore drilling segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk carrier segment

Vessel operating expenses decreased slightly by $4.1 million, or 5.1%, to $75.6 million for the year ended December 31, 2009, as compared to $79.7 million for the year ended December 31, 2008. The decrease is mainly attributable to the decreased repairs, stores and spares expenses incurred in 2008 compared to 2009.

Offshore drilling segment

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

Offshore drilling segment

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

Offshore drilling segment

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

Offshore drilling segment

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

Offshore drilling segment

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

General and administrative expenses

Drybulk carrier segment

General and Administrative expenses for vessels decreased by $2.1 million, or 2.8%, to $72.9 million for the year ended December 31, 2009, as compared to $75.0 million for the year ended December 31, 2008. The decrease is mainly attributable to the decrease in management fees due to commissions for financing services charged in 2008. General and administrative expenses for the year ended December 31, 2009 included cash expenses of $34.8 million and non-cash expenses of $38.1 million.

Offshore drilling segment

General and Administrative expenses for drilling rigs increased by $3.6 million, or 25%, to $18.0 million for the year ended December 31, 2009, as compared to $14.4 million for the year ended December 31, 2008. The increase is mainly due to the fact that we consolidated Ocean Rig for 7.5 months in 2008.

Interest and finance costs

Drybulk carrier segment

Interest and finance costs for vessels decreased by $9.2 million, or 18.5%, to $40.5 million for the year ended December 31, 2009, compared to $49.7 million for the year ended December 31, 2008. This decrease was mainly due to lower average interest rates in 2009, as compared to 2008.

Offshore drilling segment

Interest and Finance Costs for drilling rigs decreased by $19.6 million, or 30.9%, to $43.9 million for the year ended December 31, 2009, compared to $63.5 million for the year ended December 31, 2008. The decrease is mainly due to lower average loan balance in 2009 compared to 2008, partly offset by interest expense being borne for 12 months in 2009 as compared to 7.5 months in 2008. Additionally, $30.2 million of interest was capitalized in 2009, compared to $9.0 million in 2008, relating to rigs under construction.

Interest Income

Drybulk carrier segment

For the Drybulk Carrier segment, interest income decreased by $4.4 million, or 59.5%, to $3.0 million for the year ended December 31, 2009, compared to $7.4 million for the year ended December 31, 2008, due to lower interest rates during 2009.

Offshore drilling segment

For the Drilling Rig segment, interest income amounted to $7.4 million for the year ended December 31, 2009 compared to $5.7 million for the year ended December 31, 2008.

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

Offshore drilling segment

The Drilling Rig segment realized a gain on interest rate swaps which did not qualify for hedge accounting of $22.1 million during 2009 compared to a loss of $62.9 million in 2008.

Other, net

Drybulk carrier segment

For the Drybulk Carrier segment, a loss of $8.7 million was realized during 2009 compared to a loss of $0.2 million during 2008. The increase is mainly attributable to the loss on FFA trading, which commenced during 2009, amounting to $10.0 million.

Offshore drilling segment

For the Drilling Rig segment, a gain of $2 million was realized during 2009 compared to a loss of $12.4 million during 2008. The loss in 2008 is mainly attributable to the commission of $9.9 million paid to Cardiff in connection with the acquisition of the remaining shares in Ocean Rig and the loss on the foreign currency of $2.5 million. During 2009 the foreign currency contracts realized a gain of $2 million.

Income taxes

Drybulk carrier segment

No income taxes were incurred on the international shipping income in the Drybulk Carrier segment for the relevant periods.

Offshore drilling segment

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

Non controlling Interest

Net income allocated to non controlling interest amounted to an expense of $16.8 million in the year ended December 31, 2008 and $7.2 million in the year ended December 31, 2009. This represents the amount of consolidated income that is not attributable to Dryships.

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

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $246 million, or 45.5%, to $294.1 million for the year ended December 31, 2009 compared to $540.1 million for the year ended December 31, 2008. This decrease is primarily attributable to the decreased time charter rates for the drybulk carrier segment during the year ended December 31, 2009, which is offset in part by the annual contribution for the drilling rig segment in 2009 as compared to a partial contribution in 2008.

Net Cash Used In Investing Activities

Net cash used in investing activities was $170.0 million for the year ended December 31, 2009. The Company made payments of approximately $193.0 million for asset acquisitions and improvements, and $23.3 million as a result of the net increase in minimum cash deposits required by our lenders. These cash outflows were partially offset by receipt of vessel sale proceeds of approximately $45.4 million.

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

The fair value of the liability component was determined assuming a 12% interest rate, representing an assumed rate that the company would have to pay for the comparable debt without the conversion feature. The fair value of the share lending agreement component was determined assuming a 5.5% interest rate representing hypothetical interest rate of equivalent Convertible Senior Notes without the share lending agreement.

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

Item 8.	Financial Information

A. Consolidated statements and other financial information.

See Item 18.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

We have a total of 34 interest rate swap, cap and floor agreements, maturing from June 2011 through September 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings. Three of these agreements relate to interest rate swaps that are designated and effective hedge instruments.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $24.4 million based upon our debt level at December 31, 2009. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2009 from $63.3 million to $87.7 million.

PART II.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As at December 31, 2009, management had originally evaluated that our disclosure controls and procedures were effective. In connection with the restatement of the 2009 consolidated financial statements of the Company as described in the “Explanatory Note” to this Form 20-F/A, we conducted a re-evaluation (under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, or the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009 (the “Evaluation Date”). Based on this re-evaluation, and as a result of the restatement of our 2009 consolidated financial statements as described in the “Explanatory Note” to this Form 20-F/A, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), as of December 31, 2009. In making this assessment, management used the criteria set forth by the COSO in Internal Control-Integrated Framework. Based on this reassessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2009, due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness resulted in the following errors:

•

From the amount of the expenditures for the qualifying assets, the Company erroneously excluded the portion of the purchase price of two drillships under construction acquired by its consolidated subsidiary, Ocean Rig UDW, that was paid for in shares of stock of Ocean Rig UDW.

•

From the calculation of the capitalization rate used to determine capitalized interest, the Company erroneously excluded borrowings of its consolidated subsidiary, Ocean Rig UDW, and certain borrowings of DryShips Inc.

The correction of the above errors results in an increase in the amount of interest capitalized in 2009 by $7.9 million (included in Advances for vessels and rigs under construction and acquisitions in the balance sheet) and a corresponding decrease in interest and finance costs for the year ended December 31, 2009.

In addition, the Company erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30), the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rate debt (interest on which was being capitalized as cost of drillships under construction) by immediately reclassifying the entire settlement payments from AOCL to interest and finance costs in the statement of operations. A portion of the settlement payments on the interest rate swaps is reclassified back to AOCL and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation. The correction of the erroneous application of ASC 815-30 results in a decrease in interest and finance costs for the year ended December 31, 2009 and an increase in AOCL by $5.3 million as of December 31, 2009.

The foregoing financial statements misstatements were not detected by the Company’s internal controls over financial reporting because of the absence of an effectively-designed control to ensure that the calculation of capitalized interest included all relevant qualifying expenditures associated with qualifying assets and captured the entire population of borrowings and borrowing costs and certain deferred financing costs. There was also the absence of an effectively-designed control to identify those cash flow hedges for which the interest on the associated borrowings was capitalized and will be recognized in earnings through depreciation. The adjustments to correct the foregoing misstatements of the 2009 financial statements were recorded by the Company.

The independent registered public accounting firm, Deloitte Hadjipavlou, Sofianos & Cambanis S.A., that audited the 2009 consolidated financial statements of the Company included in this Amendment No. 1 to the Annual Report on Form 20-F/A, has issued an updated attestation report on the Company’s internal control over financial reporting which is provided in page F-7.

The independent registered public accounting firm, Ernst & Young AS, that audited the 2009 financial statements of our consolidated subsidiary, Ocean Rig UDW, included in this Amendment No. 1 to the Annual Report on Form 20-F/A, has also issued an updated attestation report on the Company’s internal control over financial reporting which is provided in page F-4.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Our internal control over financial reporting as of December 31, 2009 was audited by the independent registered public accounting firms that audited the 2009 consolidated financial statements, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and Ernst & Young AS (the independent registered public accounting firm that audited Ocean Rig UDW Inc., a consolidated subsidiary of the Company), as stated in their reports on pages F-7 and F-4, respectively, of the 2009 consolidated financial statements filed as part of this report.

(d) Changes in Internal Control over Financial Reporting

Other than the material weakness described above, there was no change in the Company’s internal control over financial reporting that occurred during the period covered by the 2009 Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e) Remediation of Material Weaknesses in Internal Control Over Financial Reporting

To remediate the material weakness in our internal control over financial reporting as described above, management is enhancing its controls over the financial statement closing process in this area, specifically by adding additional review procedures over the relevant computations including:

•	Implementing a new control over the determination of the completeness of the population of borrowings used in the determination of our capitalization rate; and

•	Implementing a new control over the identification of derivative hedging instruments associated with borrowings used in determining our capitalization rate.

We anticipate that the actions described above will remediate the December 31, 2009 material weakness. The material weakness will only be considered remediated when the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

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

The financial statements, beginning on page F-1, together with the respective reports of the Independent Registered Public Accounting Firms thereon, are filed as a part of this amended report.

Item 19.	Exhibits

(a) Exhibits, Exhibit Number, Description

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.2	Consent of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou, Sofianos & Cambanis S.A.)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)
Date: April 15, 2011
	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited the consolidated balance sheet of Ocean Rig UDW Inc. and subsidiaries (“the Company”) as of December 31, 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

International Accounting Standards (IAS) No. 1, Presentation of Financial Statements, requires that financial statements be presented with comparative financial information. These consolidated financial statements have been prepared solely for the purpose of meeting the requirements of Rule 2-05 of Regulation S-X as it relates to the results of operations of the Company for the year ended December 31, 2009. Accordingly, no comparative financial information is presented.

Since the date of initial issuance of our report on the financial statements dated April 7, 2010, which report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern, the Company, as discussed in Note 20, has in March 2011, received commitments from financial institutions for additional financing amounting to $800 million and consents from existing lenders to draw down an additional amount of $495 million to cover obligations falling due within 2011. Additionally, Dryships Inc., majority owner of the Company, has committed to provide cash to meet the Company’s liquidity needs during 2011. Therefore, the conditions that raised substantial doubt about whether the Company will continue as going concern no longer exist.

In our opinion, except for the omission of comparative information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. and subsidiaries at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 23 and Note 24 to the consolidated financial statements, the financial statements have been restated to correct errors in the application of IAS 23, Borrowing costs, and ASC 835-20, Capitalization of Interest.

International Financial Reporting Standards as issued by the International Accounting Standards Board differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2011 expressed an adverse opinion thereon.

/s/ Ernst & Young AS

April 15, 2011

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

IAS 1 requires that financial statements be presented with comparative financial information. These consolidated financial statements have been prepared solely for the purpose of meeting the requirements of Rule 2-05 of Regulation S-X as it relates to the results of operations of the Company for the period from the date control of Company was acquired by Dry Ships, Inc. through December 31, 2008. Accordingly no comparative financial information is presented.

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

The accompanying consolidated financial statements have been prepared assuming that Ocean Rig ASA and subsidiaries will continue as a going concern. As more fully described in Note 13, Ocean Rig ASA is a wholly owned subsidiary of DryShips Inc. On a consolidated basis, DryShips Inc. reported a current portion of long- term debt of $2,370,556 as of December 31, 2008 due to DryShips Inc.’s inability to comply with financial covenants under its current debt agreements and a negative working capital position. These conditions raise substantial doubt about DryShips Inc.’s ability to continue as a going concern. Because of the aforementioned conditions relating to DryShips Inc., and the uncertainties surrounding its plans to address its liquidity needs, the parent entity’s actions could have a substantial effect on Ocean Rig ASA and subsidiaries’ assets; therefore, there is also substantial doubt about whether Ocean Rig ASA and subsidiaries will continue as a going concern. The 2008 consolidated financial statements of Ocean Rig ASA and subsidiaries do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young AS

March 27, 2009

Stavanger, Norway

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc. and subsidiaries’ (“The Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s report on internal control of financial reporting (not presented separately herein). Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our previously issued report, we expressed an opinion, that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria. Subsequently a material weakness was identified described in the following paragraph. As a result, management has revised its assessment, in its Management’s report on internal control of financial reporting (not presented separately herein), to conclude that the Company’s internal control over financial reporting was not effective as of December 31, 2009. Accordingly, our present opinion on the effectiveness of internal control over financial reporting, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. A material weakness in the Company’s internal control over financial reporting has been identified, specifically related to the design and operational failure of the controls over the computation of capitalized interest on rigs under construction.

As a result of these deficiencies, the amount of interest capitalized as a component of “Rigs under construction” at December 31, 2009 was understated, the amount of interest related to cash flow hedges that should have remained in “Accumulated other comprehensive loss” at December 31, 2009 was understated, and the amount of “Interest and finance costs” was overstated for the year ended December 31, 2010.

The misstatements were not detected by the Company’s internal controls over financial reporting because of the absence of a properly designed control to verify that the entire population of borrowings, borrowing costs and deferred financing cost was captured in the Company’s capitalized interest calculation. As a result, certain borrowing and deferred financing costs were not included in the calculation. There was also an absence of an effectively-designed control to identify those cash flow hedges associated with borrowings for which interest was capitalized as a component of rigs under construction. As a result, the interest expense for certain cash flow hedges was reported immediately in earnings as “Interest and finance costs” and not deferred in “Accumulated other comprehensive loss”. The 2009 financial statements have been restated to reflect the impacts of these adjustments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ocean Rig UDW Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated April 15, 2011, which expressed an unqualified opinion thereon.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Ocean Rig UDW Inc. and subsidiaries have not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

/s/ Ernst & Young AS

April 15, 2011

Stavanger, Norway

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips, Inc.

We have audited the accompanying consolidated balance sheets of DryShips, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the consolidated financial statements of Ocean Rig UDW and subsidiaries (a consolidated subsidiary) as of December 31, 2009 and for the year then ended, which statements reflect total assets and total revenues constituting 54% and 47%, respectively, of the related consolidated totals for that year. We did not audit the consolidated financial statements of Ocean Rig ASA and subsidiaries (the consolidated subsidiary) as of December 31, 2008 and for the period from May 15, 2008 to December 31, 2008. Such statements reflect total assets constituting 30.5% of consolidated total assets as of December 31, 2008 and total revenues constituting 18.7% of consolidated total revenues for the period May 15, 2008 to December 31, 2008, prior to the allocation of the Company’s purchase price to Ocean Rig ASA and subsidiaries’ net assets. Those statements were audited by other auditors whose reports as to: (1) 2008 expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt about the consolidated subsidiary’s ability to continue as a going concern and (2) 2009 expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs relating to the (i) restatement discussed in Note 3 to the consolidated financial statements and (ii) removal of the explanatory paragraph relating to the consolidated subsidiary’s ability to continue as a going concern, have been furnished to us, and our opinion, insofar as it relates to the amounts included for Ocean Rig UDW and Ocean Rig ASA for the years ended December 31, 2009 and 2008, is based solely on the reports of the other auditors.

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

The accompanying consolidated financial statements for the years ended December 31, 2009 and 2008, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company’s inability to comply with financial covenants under its original loan agreements as of December 31, 2009 and 2008, its negative working capital position and other matters discussed in Note 4 raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 4 to the consolidated financial statements to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, the accompanying consolidated 2009 financial statements have been restated to correct a misstatement. As discussed in the financial statement schedule listed in the Index at Item 18, the financial statement schedule has been restated to correct a misstatement.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2010, April 15, 2011 as to the effects of the material weakness identified in our report, expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 7, 2010 (April 15, 2011 as to the effects of the restatement discussed in Note 3 to the consolidated financial statements and in the financial statement schedule listed in the Index at Item 18)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dryships, Inc.

We have audited the internal control over financial reporting of DryShips Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the internal control over financial reporting of Ocean Rig UDW and subsidiaries (a consolidated subsidiary) (the “Ocean Rig UDW”) whose financial statements reflect total assets and revenues constituting 54% and 47%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. The internal control over financial reporting of Ocean Rig UDW was audited by other auditors whose report has been furnished to us and which report expressed an adverse opinion on the Ocean Rig UDW’s internal control over financial reporting, and our opinion, insofar as they relate to the Ocean Rig UDW’s internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: There was the absence of effectively-designed control over the computation of interest to be capitalized relating to drillships under construction. There was also an absence of an effectively-designed control to appropriately account for net settlements on interest rate swaps classified as effective cash flow hedges associated with borrowings for which interest was capitalized as a component of drillships under construction. This resulted in restatement of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 that was not detected by the Company’s internal control over financial reporting. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated April 7, 2010 (April 15, 2011 as to the effects of the restatement discussed in Note 3 to the consolidated financial statements and in the financial statement schedule listed in the Index at Item 18) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and included explanatory paragraphs relating to: (i) the restatement discussed in Note 3 to the consolidated financial statements and in the financial statement schedule listed in the Index at Item 18 and (ii) substantial doubt about the Company’s ability to continue as a going concern.

/s/ Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 7, 2010 (April 15, 2011 as to the effects of the material weakness)

DRYSHIPS INC.

Consolidated Balance Sheets

As of December 31, 2008 and 2009 (as restated)

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2008	2009
		(as restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$693,169
Restricted cash (Note 2 and 10)	320,560	350,833
Trade accounts receivable, net of allowance for doubtful receivables of $957 and $487	52,441	66,681
Insurance claims	1,179	1,853
Due from related parties (Note 5)	17,696	27,594
Inventories	3,488	3,118
Financial instruments (Note 11)	779	993
Other current assets	21,170	36,409

Total current assets	720,427	1,180,650

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions (Note 6)	535,616	1,182,600
Vessels, net (Note 7)	2,134,650	2,058,329
Drilling rigs, machinery and equipment, net (Note 7)	1,393,158	1,329,641

Total fixed assets, net	4,063,424	4,570,570

OTHER NON-CURRENT ASSETS:
Intangible assets, net (Note 9)	14,143	12,639
Above-market acquired time charter (Note 9)	12,960	2,048
Other non-current assets (Note 11 and 14)	31,726	41,088

Total other non-current assets	58,829	55,775

Total assets	$4,842,680	$5,806,995

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$2,370,556	$1,698,692
Accounts payable	17,122	19,727
Accrued liabilities	63,073	80,236
Deferred revenue	23,009	19,693
Financial instruments (Note 11)	44,795	72,837
Other current liabilities	6,493	4,838

Total current liabilities	2,525,048	1,896,023

NON-CURRENT LIABILITIES
Below- market acquired time charter (Note 9)	28,006	7,632
Long-term debt, net of current portion (Note 10)	788,314	985,992
Financial instruments (Note 11)	208,961	104,763
Other non-current liabilities (Note 14)	779	43

Total non-current liabilities	1,026,060	1,098,430

COMMITMENTS AND CONTINGENCIES (Note 15)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and 2009; none issued and outstanding (Note 12)	—	—
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized and 52,238,806 issued and outstanding at December 31, 2009 (Note 12)	—	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and 2009; 70,600,000 and 280,326,271 shares issued and outstanding at December 31, 2008 and 2009, respectively (Note 12)	706	2,803
Accumulated other comprehensive loss	(44,847)	(33,399)
Additional paid-in capital (Note 12)	1,148,365	2,681,974
Retained earnings	187,348	160,642

Total stockholders’ equity	1,291,572	2,812,542

Total liabilities and stockholders’ equity	$4,842,680	$5,806,995

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Operations

For the years ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2007	2008	2009
			(as restated)

REVENUES:

Revenues (Note 18)	$582,561	$1,066,236	$819,834

Revenues-related party (Note 5 and 18)	—	14,466	—

	582,561	1,080,702	819,834

EXPENSES:

Voyage expenses (Note 16)	24,488	42,636	23,342

Voyage expenses-related party (Note 5 and 16)	7,159	10,536	5,437

Vessel and drilling rigs operating expenses (Note 16 and 18)	63,225	165,891	201,887

Depreciation and amortization (Note 7, 9 and 18)	76,511	157,979	196,309

Gain on sale of assets, net (Note 7)	(137,694)	(223,022)	(2,045)

Gain on contract cancellation (Note 7)	—	(9,098)	(15,270)

Contract termination fees and forfeiture of vessel deposits (Note 5 and 6)	—	160,000	259,459

Vessel impairment charge (Note 7 and 11)	—	—	1,578

Goodwill impairment charge (Note 8 and 18)	—	700,457	—

General and administrative expenses	17,072	89,358	90,823

Operating income/(loss)	531,800	(14,035)	58,314

OTHER INCOME / (EXPENSES):

Interest and finance costs (Note 17 and 18)	(51,231)	(113,194)	(84,430)

Interest income (Note 18)	5,073	13,085	10,414

Gain/(loss) on interest rate swaps (Note 11)	(3,981)	(207,936)	23,160

Other, net (Note 11)	(3,037)	(12,640)	(6,692)

Total expenses, net	(53,176)	(320,685)	(57,548)

INCOME /(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE

Income taxes (Note 20)	—	(2,844)	(12,797)

Equity in loss of investee (Note 8 and 18)	(299)	(6,893)	—

NET INCOME/(LOSS)	478,325	(344,457)	(12,031)

Less: Net income attributable to non controlling interests (Note 5)	—	(16,825)	(7,178)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$478,325	(361,282)	$(19,209)

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 19)	$13.40	$(8.11)	$(0.13)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 19)	35,700,182	44,598,585	209,331,737

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2007, 2008 and 2009 (as restated)

		Series A Convertible Preferred Stock		Common Stock
	Comprehensive Income/ Loss	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Dryships’ Inc. Stockholders Equity	Non controlling interests	Total Equity	Redeemable Non controlling interests (Temporary equity)	Net income
BALANCE, December 31, 2006		—	—	35,490,097	355	327,446	—	116,891	444,692	—	444,692
-Net income	478,325	—	—	—	—	—	—	478,325	478,325	—	478,325
-Issuance of common stock		—	—	1,191,000	12	127,092	—	—	127,104	—	127,104
Dividends declares and paid (0.80 per share)		—	—	—	—	—	—	(28,392)	(28,392)	—	(28,392)

Comprehensive income	478,325

BALANCE, December 31, 2007		—	—	36,681,097	367	454,538	—	566,824	1,021,729	—	1,021,729
-Net loss	(361,282)	—	—	—	—	—	—	(361,282)	(361,282)	—	(361,282)	16,825	(344,457)

-Issuance of common stock	—	—	—	32,918,903	329	662,335	—	—	662,664	—	662,664
-Issuance of non-vested shares and amortization of stock based compensation	—	—	—	1,000,000	10	31,492	—	—	31,502	—	31,502
-Acquisition of subsidiary shares to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	4,644
-Unrealized loss on cash flows hedges	(46,548)	—	—	—	—	—	(46,548)	—	(46,548)	—	(46,548)
-Redemption of noncontrolling interest	—	—	—	—	—	—	—	15,050	15,050	—	15,050	(21,469)
-Amortization of stock based compensation	—	—	—	—	—	—	—	—	—	—	—
-Decrease in minimum pension liability	1,701	—	—	—	—	—	1,701	—	1,701	—	1,701
-Dividends declared and paid ($ 0.80 per share)	—	—	—	—	—	—	—	(33,244)	(33,244)	—	(33,244)

Comprehensive loss	(406,129)

BALANCE, December 31, 2008		—	—	70,600,000	706	1,148,365	(44,847)	187,348	1,291,572	—	1,291,572
-Net income/(loss) (As restated)	(12,031)	—	—	—	—	—	—	(19,209)	(19,209)	7,178	(12,031)
-Issuance of common stock and warrants	—	—	—	209,645,000	2,096	1,027,967	—	—	1,030,063	—	1,030,063
Issuance of non-vested shares	—	—	—	81,271	1	(1)	—	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	125,336	—	—	125,336	—	125,336
-Issuance of subsidiary shares to noncontrolling interest	—	—	—	—	—	(37,511)	9,738	—	(27,773)	385,898	358,125
-Issuance of Series A convertible preferred stock	—	52,238,806	522	—	—	267,478	—	—	268,000	—	268,000
-Acquisition of noncontrolling interest	—	—	—	—	—	84,814	(6,331)	—	78,483	(396,483)	(318,000)
-Shareholder’s contribution of cancellation fees for vessels acquisitions	—	—	—	—	—	19,958	—	—	19,958	—	19,958

-Unrealized gain on cash flows hedges (As restated)	10,878	—	—	—	—	—	7,627	—	7,627	3,251	10,878
-Amortization of stock based compensation	—	—	—	—	—	38,071	—	—	38,071	—	38,071
-Decrease in minimum pension liability	570	—	—	—	—	—	414	—	414	156	570
Dividends declared						7,497		(7,497)

Comprehensive loss (As restated)	(583)	—	—	—	—		—		—	—	—

BALANCE December 31, 2009 (As restated)		52,238,806	522	280,326,271	2,803	2,681,974	(33,399)	160,642	2,812,542	—	2,812,542

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year ended December 31,
	2007	2008	2009
			(as restated)
Cash Flows from Operating Activities:
Net income/(loss)	$478,325	$(344,457)	$(12,031)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,511	157,979	196,309
Commitments fees on undrawn line of credit	—	2,855	5,760
Amortization, write off of financing costs and premium paid over withdrawn loans	2,190	15,980	12,940
Amortization of convertible senior notes debt discount	—	—	1,769
Amortization of fair value of acquired time charters	(7,185)	(34,638)	(9,462)
Vessel impairment charge	—	—	1,578
Gain on sale of vessels, net	(137,694)	(223,022)	(2,045)
Gain on contract cancellation	—	(9,098)	(15,270)
Goodwill impairment charge	—	700,457	—
Equity in loss of investees	299	6,893	—
Forfeiture of advances for vessel acquisitions	—	55,000	93,158
Contract termination fees	—	—	99,205
Amortization of stock based compensation	—	31,502	38,071
Interest income on restricted cash	—	—	(6,997)
Change in fair value of derivatives	128	204,964	(60,230)
Security deposits for derivatives	—	(31,600)	(9,100)
Amortization of free lubricants benefit	(257)	(276)	(333)
Changes in operating assets and liabilities:
Trade accounts receivable	(6,303)	23	(14,240)
Insurance claims	(7,296)	(994)	(1,190)
Due from related parties	(6,610)	(2,770)	(15,451)
Inventories	(1,341)	462	370
Other current assets	(1,741)	965	(15,239)
Accounts payable	(4,257)	556	2,605
Due to related parties	(86)	—	—
Other current liabilities	—	(847)	(1,346)
Pension liability	—	—	(142)
Accrued liabilities	13,017	10,770	13,887
Other non – current assets	—	—	126
Net Settlements on interest rate swaps qualifying as cash flow hedges	—	—	(5,262)
Deferred revenue	10,199	(575)	(3,316)

Net Cash Provided by Operating Activities	407,899	540,129	294,124

Cash Flows from Investing Activities:
Insurance proceeds	3,160	4,622	516
Business acquisitions, net of cash acquired	(406,024)	(991,306)	—
Cash from acquisition of drillships	—	—	248
Advances for vessel acquisitions / rig under construction	(105,242)	(507,322)	(129,889)
Advances for rigs under constructions – related party	—	(4,963)	—
Vessel acquisitions and improvements	(799,456)	(742,844)	(48,542)
Drilling rigs, equipment and other improvements	—	(16,584)	(14,540)
Proceeds from sale of vessels	351,813	410,204	45,433
Proceeds from sale of subsidiary	—	—	100
Increase in restricted cash	—	(262,659)	(35,363)
Decrease in restricted cash	—	—	12,087

Net Cash Used in Investing Activities	(955,749)	(2,110,852)	(169,950)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible notes	—	—	447,810
Increase in Restricted cash	(177)	—	—
Proceeds from long-term credit facility	787,298	2,443,987	855
Proceeds from short-term credit facility	73,476	430,926	150,000
Payments of short-term credit facility	(68,400)	(793,416)	(355,052)
Principal payments and repayments of long-term debt	(228,278)	(914,347)	(874,344)
Net proceeds from common stock issuance	127,104	662,664	950,555
Proceeds from share-lending arrangement	—	—	261
Acquisition of noncontrolling interests	—	—	(50,000)
Dividends paid	(28,392)	(33,244)	—
Payment of financing costs	(6,250)	(33,801)	(4,204)

Net Cash Provided by Financing Activities	656,381	1,762,769	265,881

Net increase in cash and cash equivalents	108,531	192,046	390,055
Cash and cash equivalents at beginning of period	2,537	111,068	303,114

Cash and cash equivalents at end of period	$111,068	$303,114	$693,169

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	$47,342	85,910	$63,814
Income taxes	—	2,566	13,233
Non cash financing and investing activities:
Issuance of non-vested shares	—	10	1
Issuance of common stock and warrants for termination agreements	—	—	79,247
Deemed shareholders contribution	—	—	19,958
Fair value of shares issued for the acquisition of non controlling interest	—	—	268,000

Issuance of subsidiary shares to non controlling interest	—	—	357,877
Fair value of below market charter acquired	(38,687)	—	—
Fair value of preferred share dividends	—	—	7,497
Amounts owed for capital expenditures	$(671)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

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

The Company’s material subsidiaries (all 100% owned) as of December 31, 2009 are listed below.

	Ship-owning Company	Country of Incorporation	Vessel
1.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
2.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
3.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
4.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
5.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
6.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana (Note 7)
7.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
8.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
9.	Fabiana Navigation Company Limited (“Fabiana Navigation”)	Malta	Alameda
10.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
11.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
12.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
13.	Lotis Traders Inc. (“Lotis”)	Marshall Islands	Delray (Note 7)
14.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
15.	Star Record Owning Company Limited (“Star”)	Marshall Islands	Ligari
16.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
17.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola
18.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara
19.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera
20.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane
21.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella
22.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca
23.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Levando
24.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara
25.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola
26.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Paros I (ex Clipper Gemini)
27.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon
28.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca
29.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha
30.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	Pachino (ex VOC Galaxy)

	Ship-owning Company	Country of Incorporation	Vessel
31.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan
32.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri
33.	Ionian Traders Inc. (“Ionian”)	Marshall Islands	Positano
34.	NT LLC Investors Ltd. (“NT”)	Marshall Islands	Conquistador
35.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Mystic
36.	Aegean Traders Inc. (“Aegean”)	Marshall Islands	Sorrento
37.	Cretan Traders Inc. (“Cretan”)	Marshall Islands	Flecha
38.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Oliva (Note 7)
39.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Rapalo (Note 7)
40.	Ocean Rig 1 Inc.	Marshall Islands	Leiv Eriksson
41.	Ocean Rig 2 Inc.	Marshall Islands	Eirik Raude
42.	Drillship Hydra Owners Inc (“Hydra”)	Marshall Islands	Drillship Hull 1837 (Note 6)
43.	Drillship Paros Owners Inc. (“Paros”)	Marshall Islands	Drillship Hull 1838 (Note 6)
44.	Drillship Kithira Owners Inc. (“Kithira”)	Marshall Islands	Drillship Hull 1865
45.	Drillship Skopelos Owners Inc. (“Skopelos”)	Marshall Islands	Drillship Hull 1866

	Company	Country of Incorporation	Description
46.	OCR UDW Inc. (formerly Primelead Shareholders Inc)	Marshall Islands	Holding Company
47.	Ocean Rig AS	Norway	Operations Manager
48.	Ocean Rig Ghana Ltd	Ghana	Operations
49.	Ocean Rig North Sea AS	Norway	Operations
50.	Sunlight Shipholding One Inc.	Marshall Islands	Other
51.	Wealth Management Inc.	Marshall Islands	Other

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

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

From the date the Company acquired Ocean Rig ASA (“Ocean Rig”) in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company’s Drilling Rigs reporting unit and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the rate of a long-term weighted average cost of capital. In addition, the economic downturn and the volatile oil prices resulted in a downward revision of projected cash flows from the Company’s Drilling Rigs reporting unit in the Company’s forecasted discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company’s annual goodwill impairment analysis and subsequent reconciliation to its market capitalization, the Company determined that the carrying value of the Company’s goodwill was impaired. A total impairment charge of $700.5 million was recorded for the year ended December 31, 2008, which represents the write-off of all recorded goodwill in the Drilling Rigs reporting unit (Note 8).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

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

(f) Other Comprehensive Income/(Loss): The Company follows the provisions of guidance regarding reporting comprehensive income/(loss) which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company’s comprehensive income/(loss) is comprised of net income, actuarial gain of $570 related to the adoption and implementation of ASC 715, “Compensation-Retirement Benefits”, as well as a loss of $10,878 in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 “Derivatives and Hedging”.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

Balance December 31, 2007	$—

Additions	957

Balance December 31, 2008	957

Write off	470

Balance December 31, 2009	$487

(k) Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for vessels and the construction contracts for vessels and drilling rigs. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest expense for the years ended December 31, 2007, 2008 and 2009 amounted to $2,597, $13,058 and $31,383, respectively.

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

(ii)

Drilling rigs are stated at cost less accumulated depreciation. Such costs include the cost of adding/replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts are capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: baredeck 30 years and other asset parts 5 to 15 years.

(iii)	Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

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

Furthermore, in the period a long-lived asset meets the held for sale criteria of guidance, a loss is recognized for any reduction of the long-lived asset’s carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2007, 2008 and 2009 (Note 7).

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

As at December 31, 2008 and 2009, as well as at the end of each quarterly reporting period during 2009, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in charter rates in the drybulk shipping industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s vessels and drilling rigs, including future charter rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the vessels and drilling rigs. These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable,

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

and therefore, concluded that no impairment loss was necessary for 2008 while for 2009 an impairment charge of $1,578 should be recognized in 2009 (Note 7).

(s) Dry-docking Costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the drybulk carrier vessels and the drilling rigs.

(t) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2007, 2008 and 2009 amounted to $2,190, $15,848 and $12,745, respectively.

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

The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components (Note 10).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

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

(x) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of its vessel or its drilling rig employment by its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of employment. Although revenue can be identified for these types of employments, management cannot and does not identify expenses, profitability or other financial information for these types of employments. As a result, management, including the chief operating officer reviews results solely by revenue per day and operating results of the drybulk carrier and drilling rig fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of Ocean Rig during 2008 has resulted in the Company determining that it operates under two reportable segments, as a provider of drybulk commodities for the steel, electric utility, construction and agri-food industries (Drybulk carrier segment) and as a provider of ultra deep water drilling rig services (Drilling rig segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

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

(z) Guidance “Fair Value Measurements”: Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments. (Note 11).

(aa) Stock-based compensation: Stock-based compensation represents non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period (Note 13).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

ad) Recent accounting pronouncements: In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements. The new guidance was retroactively applied to the consolidated statement of stockholders equity for the year ended December 31, 2008.

(ii) In March 2008, new guidance was issued with the intent to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This guidance does not require comparative disclosures for earlier periods at initial adoption. The Company adopted this guidance in the first quarter of 2009 (Note 11).

(iii) In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to non forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that non-vested shares granted under its equity incentive plan are participating securities because the non-vested shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this new guidance in 2009, which was retroactively applied to the years ended December 31, 2008 and 2007 and did not have a material impact on the earnings per share (Note 13).

(iv) In December 2008 new guidance was issued which requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The guidance was effective for fiscal years ending after December 15, 2009. Adoption of this guidance in 2009 did not have a significant impact on the Company’s financial statements (Note 14).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

ad) Recent accounting pronouncements - continued:

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

The Company applied the new guidance to the own-share lending agreement entered into in association with the Convertible Senior Notes issued in November 2009 (Note 10).

3. Restatement of Financial Statements:

In 2011 and subsequent to the issuance of the Company’s 2009 consolidated financial statements, the Company’s management determined that the amount of interest capitalized pursuant to ASC 835-20, Capitalization of Interest (ASC 835-20) for four drillships under construction for the year ended December 31, 2009 was erroneously calculated. The errors comprised the following:

•

The Company erroneously excluded from the amount of the expenditures for the qualifying assets the portion of the purchase price of two drillships under construction acquired by its consolidated subsidiary, Ocean Rig UDW, that was paid for in shares of stock of Ocean Rig UDW.

•

The Company erroneously excluded borrowings of its consolidated subsidiary, Ocean Rig UDW, and certain borrowings of DryShips Inc. from the calculation of the capitalization rate used to determine capitalized interest.

The correction of the above errors results in an increase in the amount of interest capitalized as of December 31, 2009 by $7.9 million (included in advances for vessels and rigs under construction and acquisitions in the balance sheet) and a corresponding decrease in interest and finance costs for the year ended December 31, 2009.

In addition, the Company erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30) the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rates debts (interest on which was being capitalized as cost of drillships under construction) by immediately reclassifying the entire settlement payments from accumulated other comprehensive loss (“AOCL”) to interest and finance costs in the statement of operations. Accordingly, a portion of the settlement payments on the interest rate swaps is reclassified back to AOCL and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation. The correction of the erroneous application of ASC 815-30 results in a decrease in interest and finance costs for the year ended December 31, 2009 and an increase in AOCL by $5.3 million as of December 31, 2009.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Restatement of Financial Statements - continued:

The impact of the foregoing errors is shown below:

Consolidated Statement of Operations	For the Year Ended December 31, 2009
	as previously reported	as restated

Interest and finance costs	$(97,599)	$(84,430)
Income/(Loss) before income taxes and equity in loss of investee	(12,403)	766
Net loss	(25,200)	(12,031)
Net loss attributable to Dryships Inc.	(32,378)	(19,209)
Net loss attributable to common stockholders	(39,875)	(26,706)
Loss per common share, basic and diluted	$(0.19)	$(0.13)

Consolidated Balance Sheet	As at December 31, 2009
	as previously reported	as restated

Advances for vessels and rigs under construction and acquisitions	$1,174,693	$1,182,600
Total Fixed Assets, net	4,562,663	4,570,570
Total assets	5,799,088	5,806,995
Accumulated other comprehensive loss	$(28,137)	$(33,399)
Total Dryships Inc. stockholders’ equity	2,804,635	2,812,542
Total equity	2,804,635	2,812,542
Total liabilities and stockholders’ equity	5,799,088	5,806,995

Consolidated Cash Flow	For the Year ended December 31, 2009
	as previously reported	as restated
Net Loss	$(25,200)	$(12,031)
Net Cash provided by Operating Activities	286,217	294,124
Advances for vessel acquisitions/rigs under construction	(121,982)	(129,889)
Net cash Used in Investing Activities	(162,043)	$(169,950)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Going Concern:

As of December 31, 2008, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in the Company’s loan agreements relating to $1.8 billion of the Company’s debt. Even though none of the lenders declared an Event of Default under the loan agreements, these breaches constituted potential events of default (also known as technical defaults) and could have resulted in the lenders requiring immediate repayment of the loans. During 2009 and up to December 31, 2009, the Company has obtained waivers from all of its lenders to resolve the above-mentioned breaches. Accordingly, as of December 31, 2009, the Company is in compliance with the loan-to-value ratios contained in the waiver agreements. However, some of these waiver agreements expire during 2010 when the original covenants come back in force. For some of these waiver agreements expiring in 2010, the Company, in theory, does not expect to meet the loan-to-value ratios contained in the original covenants using the current fair market values of its vessels. Accordingly, assuming that current market conditions would prevail upon waiver agreement expiration in 2010, the Company has deemed that it is probable that the Company will not be able to comply with the original covenants at measurement dates that are within the next 12 months. Accordingly, the Company has classified this debt as a current liability. In addition, the Company was in breach of a financial covenant in its $230 million loan facilities as of December 31, 2009, and is in process of resolving this breach. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facilities, as well as theoretical technical defaults on waivers expiring in 2010, could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. As such the Company has classified all of the Company’s affected debt as current liabilities (Note 10).

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

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 10.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statement of operations are as follows:

	December 31, 2008	December 31, 2009

Balance Sheet

Due from related party – Manager	$12,733	$27,594

Vessels, net – Manager, for the year	7,728	626

Advances for vessels/rigs under construction – Manager, for the year	352	1,557

	Year ended December 31,
	2007	2008	2009

Statement of Operations

Gain on sale of vessels	$3,629	$4,121	$308

Contract termination fee and forfeiture of vessel deposits	—	160,000	25,350

Management fees	9,579	21,129	17,941

General and administrative expenses

Consultancy fees – Fabiana	1,448	2,031	2,802

SOX fees – Manager	2,369	2,832	3,056

Rent – Manager	12	13	13

Interest and finance costs	$614	$—	$—

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Transactions with Related Parties - continued:

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

Consultancy Agreements: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 13).

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

Lease Agreement: The Company leases office space in Athens, Greece from George Economou.

Chartering agreement: During 2008, two subsidiaries concluded charter party agreements with Classic Maritime Inc., a then related party entity incorporated in the Marshall Islands and then controlled by George Economou. On September 3, 2008, Classic Maritime Inc. was sold to an unrelated party and was no longer considered a related party to Dryships. Under the agreements, the Company chartered the vessels Manasota and Redondo for a daily rate ranging from $35,000 to $67,000 and for a period of five years.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Transactions with Related Parties - continued:

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

Cancellation of the acquisition of vessels: On June 25, 2008, the Company entered into two memoranda of agreement to acquire the vessels Sidari and Petani built in 2007 and 2008 for $200,000 in total from companies beneficially owned by George Economou. The vessels were expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43,800 each. On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement. On December 10, 2008, the Company entered an agreement to cancel the acquisition of these vessels for a total consideration of $80,000 (Note 6).

Cancellation of the acquisition of companies: In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two ship-owning companies beneficially owned by George Economou. The aggregate purchase price was $140,000, which represented the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company agreed to acquire two newbuilding Panamax vessels that were scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, net of advances of $60,000 in total to be made under the shipbuilding contract by the Company. During October and November 2008 the Company paid $15,000 representing advances for the newbuilding hulls. On December 10, 2008, the Company entered an agreement to cancel the acquisition of these companies for a total consideration of $80,000 (Note 6).

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Transactions with Related Parties - continued:

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

In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig were purchased from companies controlled by George Economou for a consideration of $66,782, which is the USD equivalent (Norwegian Kroner) of 45 per share, which is the price that was offered to all shareholders in a mandatory offering (Note 8).

In addition, a commission was paid to Cardiff amounting to $9,925 for services rendered in relation to the acquisition of the remaining shares in Ocean Rig. The above commission was paid on December 5, 2008 and is reflected in “Other, net” in the accompanying consolidated statements of operations.

Acquisition of drillships: On October 3, 2008, the Company’s wholly owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig UDW”), formerly known as Primelead Shareholders Inc., entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. (“Drillships Holdings”), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships for use in ultra deepwater drilling locations (Note 6).

On May 15, 2009, the above transaction closed. As consideration of this acquisition, Ocean Rig UDW issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009. The consideration paid to the related-party sellers was determined based on various fair value valuation methods.

The following table summarizes the aggregate fair values of assets acquired and liabilities assumed by the Company as of May 15, 2009:

Fair value of assets and liabilities acquired

Cash equivalents	$248

Advances for rigs under construction	625,445

Short-term borrowings (Note 10)	(31,102)

Other current liabilities	(7,656)

Long-term debt (Note 10)	(228,810)

Total fair value of net assets	$358,125

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

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company’s Series A Convertible Preferred Stock with an aggregate face value of $280,000 (Note 12).

In the event that any of the newbuilding drillships Hulls 1837 and 1838 are sold by the Company for less than $800 million prior to delivery, the sellers of Drillships Holdings are obligated to pay to the Company, in cash or in shares, 25% of the difference between the sale price and $800 million which cannot exceed $12.5 million. Management has assessed the probability of occurrence of this event as remote.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Transactions with Related Parties - continued:

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

6. Advances for Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2008 and 2009, the advances for vessel and rigs under construction and acquisitions are set forth below:

			December 31, 2008			December 31, 2009
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses and fair value adjustments (as restated)	Total (as restated)

H1518A	Delivered 2009	$33,593	9,975	1,029	$11,004	$—	—	$—

H1519A	Delivered 2009	33,593	9,975	992	10,967	—	—	—

HSS058	Cancelled 2009	54,250	10,850	749	11,599	—	—	—

HSS059	Cancelled 2009	54,250	10,850	749	11,599	—	—	—

H0002	Cancelled 2009	105,500	10,550	734	11,284	—	—	—

H0003	Cancelled 2009	105,500	10,550	734	11,284	—	—	—

H2089	Sold 2009	114,000	22,800	1,678	24,478	—	—	—

H1128	Cancelled 2009	—	15,300	705	16,005	—	—	—

Petalidi	Cancelled 2009	—	6,100	—	6,100	—	—	—

H1865	July 2011	701,555	205,939	4,703	210,642	205,939	15,167	221,106

H1866	September 2011	701,555	205,939	4,715	210,654	205,939	14,010	219,949

H1837	December 2010	689,795	—	—	—	254,347	117,002	371,349

H1838	March 2011	689,545	—	—	—	254,347	115,849	370,196

		$3,283,136	518,828	16,788	$535,616	920,572	262,028	$1,182,600

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Rigs under Construction and Acquisitions - continued:

On December 10, 2008, the Company agreed to cancel its acquisition of the four Panamax drybulk carriers, including two newbuildings (Note 5), from companies beneficially owned by George Economou. The agreement was negotiated and approved by a committee consisting of the independent members of the Company’s Board of Directors. The cancellation fee consisted of forfeiture of the Company’s deposits totaling $55,000, plus a cash payment of $26,250 per vessel. The total cancellation fee of $160,000 is included in contract termination fees and forfeiture of vessel deposits in the consolidated statement of operations. In addition, the Company has entered into an agreement with the selling companies of the above vessels, providing the Company with the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160,000 to be exercised up to December 31, 2009. The fair value of such option as of December 31, 2008 is deemed to be zero. The exclusive purchase option granted to the Company by the seller was not exercised on December 31, 2009.

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

On May 15, 2009, the Company acquired the equity interests of Drillships Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838 (Note 5).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Rigs under Construction and Acquisitions - continued:

During the years ended December 31, 2008 and 2009, the movement of the advances for vessels/drillships under construction and acquisitions was as follows:

	December 31,
	2008	2009 (as restated)

Balance at beginning of period	$118,652	$535,616

Acquisitions of Drillships	—	625,445

Advances for vessels/drillships under construction and related costs	509,165	136,662

Advances forfeited due to cancellation of vessel acquisitions	(55,000)	(93,158)

Vessels delivered	(37,201)	(21,965)

Balance at end of period	$535,616	$1,182,600

7. Fixed assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk vessels:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2007	$1,794,184	$(150,317)	$1,643,867

Vessel acquisitions	779,374	—	779,374

Vessel disposals	(222,712)	44,628	(178,084)

Depreciation	—	(110,507)	(110,507)

Balance, December 31, 2008	2,350,846	(216,196)	2,134,650

Vessel acquisitions	70,507	—	70,507

Vessel disposals	(37,312)	9,584	(27,728)

Depreciation	—	(117,522)	(117,522)

Vessel impairment charge	(11,651)	10,073	(1,578)

Balance, December 31, 2009	$2,372,390	$(314,061)	$2,058,329

During 2008, the vessels Avoca, Conquistador, Capri, Positano, Flecha, Sorrento and Mystic were delivered to the Company for $779,374. The vessels Matira, Netadola, Lanzarote, Menorca, Waikiki, Solana and Tonga were sold for net proceeds of $401,106 realizing a gain from the sale of $223,022.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Fixed assets - continued:

In addition during 2008, the Company concluded Memoranda of Agreement for the sale of vessels, Paragon, Delray, Toro and MV La Jolla, for $245,400. After negotiations the final sales price for these vessels was adjusted to $188,300. (Note 15) In 2009, the sale of the vessel La Jolla was cancelled and a gain on contract cancellation of $9,000 was recognized.

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

During 2009, the Company concluded Memoranda of Agreement for the sale of vessels, Iguana and Delray, for $23,350 and $20,145, respectively. The vessels were delivered in the first quarter of 2010.

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

As of December 31, 2009, all of the Company’s vessels and drilling rigs have been pledged as collateral to secure the bank loans (Note 10).

8. Acquisition of Ocean Rig:

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of Ocean Rig - continued:

acquired additional shares of Ocean Rig, resulting in the Company gaining control over Ocean Rig on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements since May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the total shares held by the Company in Ocean Rig amounted to 100% (163.6 million shares). Out of the total shares acquired as discussed above, 4.4% of the share capital of Ocean Rig was purchased from companies controlled by George Economou (Note 5).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Intangible Assets and Liabilities:

The Company identified finite-lived intangible assets associated with the trade names, software, and above- and below-market acquired time charters that are being amortized over their useful lives. In the case of the trade names and software, the useful lives are 10 years. The useful lives of above- and below-market acquired time charters depend on the contract term remaining at the date of acquisition. Trade names and software are included in “Intangible assets, net” in the accompanying consolidated balance sheets net of accumulated amortization. Above- and below-market acquired time charters are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

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

As the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for “Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”, and therefore, on the day of the Note issuance, bifurcated the $460,000 principal amount of the Notes into liability and the equity components of $341,156 and $118,844, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118,844 to the principal amount of the Notes over the term of the Notes. The Company’s interest expense associated with this Note accretion is based on an effective interest rate of 12%. The total interest expense related to the convertible notes in the Company’s Consolidated Statement of Operations for the year ended December 31, 2009 was $4,037, of which $1,769 is non-cash amortization of the discount on the liability component and $2,268 is the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At December 31, 2009 the net carrying amount of the liability component and unamortized discount were $342,925 and $117,075, respectively.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Long-term Debt - continued:

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Long-term Debt - continued:

DryShips until March 31, 2011. During the year ended December 31, 2009, the Company repaid an amount of $28,552 against the outstanding loan balance for the vessel Paragon upon her sale.

On January 25, 2010 the Company entered into a vessel substitution agreement for MVs Toro and Delray. This agreement provides, among other things that after the end of the waiver period the applicable margin of the loan facility shall be reduced from 2% to 1.75% for a period of 12 months and thereafter to be reduced to 1.5% until the final maturity date.

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

e) On May 13, 2008, as amended, the Company concluded a loan agreement of up to $125,000 in order to partly finance the acquisition cost of the vessels Capri and Positano. The loan bears interest at LIBOR plus 1.15% and is repayable in thirty two quarterly installments, plus a balloon payment through June 2016. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 30%; (ii) market value adjusted net worth greater than or equal to $225 million; and (iii) market value to loan amount greater or equal to 125%.

On February 25, 2010, the Company entered into a supplemental agreement for a waiver of certain covenants. These covenant waivers and amendment agreement, among other things, (i) increase the applicable margin on the facilities from January 1, 2009 until December 31, 2010 to 1.9%; (ii) amend security cover to 77% until June 30, 2010 and to 91% for the duration to the end of the waiver period; and (iii) amend our financial covenants as guarantor until midnight on December 31, 2010.

As of December 31, 2008 and 2009, the amount outstanding under this facility was $112,000 and $86,000, respectively.

f) On June 20, 2008, the Company concluded a loan agreement of up to $103,200 in order to partly finance the acquisition cost of the vessels Sorrento and Iguana. The loan bears interest at LIBOR plus 1.2% and is repayable in thirty-two quarterly installments plus a balloon payment through July 2016 for the vessel Sorrento and twenty quarterly installments through June 2013 for the vessel Iguana. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 20%; (ii) market value adjusted net worth greater than or equal to $250,000; and (iii) market value to loan amount greater than or equal to 135%.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Long-term Debt - continued:

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

(j) On November 16, 2007 the Company concluded a loan agreement of up to $47,000 in order to partly finance the acquisition cost of the vessel Oregon. The loan bears interest at LIBOR plus 0.85% and will be repaid in thirty-two quarterly installments through December 2015. The facility contains various covenants, including: (i) market-adjusted equity ratio greater than or equal to 20%; (ii) market value adjusted net worth greater than or equal to $225,000; and (iii) market value to loan amount greater than or equal to 130%.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Long-term Debt - continued:

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

d) In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed two $115,000 loan facilities that were entered into in September 2007, in order to finance the construction of Hulls 1837 and 1838. The loans bear interest at LIBOR plus 1.25% and are repayable upon the delivery of Hull 1837 in December 2010 and Hull 1838 in March 2011. Borrowings under these loans are subject to certain financial covenants and restrictions on dividend payments, assignment of the relevant shipbuilding contracts, refund guarantees and other related items. In addition to the customary security and guarantees issued to the borrower, this facility was collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties and a personal guarantee from Mr. Economou. As of December 31, 2009, the amount outstanding under these facilities was $230,000.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company also assumed two $15,551 fixed-rate term notes that were entered into in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were fully repaid in July 2009.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Long-term Debt - continued:

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

Total interest incurred on long-term debt, including capitalized interest, for the years ended December 31, 2007, 2008 and 2009 amounted to $50,887, $106,200 and $99,979, respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company’s weighted average interest rate (including the margin) as of December 31, 2007, 2008 and 2009 was 6.48%, 4.28% and 3.92%, respectively.

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

The Company was in breach of certain of its financial covenants as of December 31, 2008. Furthermore, as of December 31, 2009, the Company was deemed to be in breach of one financial covenant and deemed to be in theoretical breach of certain of its financial covenants during 2010 (Note 4). In accordance with guidance related to classification of obligation that are callable by the creditor, the Company has classified all of its long-term debt in breach amounting to $1.8 billion and $1.3 billion as current at December 31, 2008 and 2009, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2008 and 2009 are as follows:

	December 31, 2008				December 31, 2009
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total

Current assets	$779	—	—	779	—	559	434	$993

Current liabilities	(43,206)	—	(1,589)	(44,795)	(65,129)	(7,708)	—	(72,837)

Non current liabilities	(208,961)	—	—	(208,961)	(103,765)	(998)	—	(104,763)

	$(251,388)	—	(1,589)	(252,977)	(168,894)	(8,147)	434	$(176,607)

11.1 Interest rate swaps, cap and floor agreements: As of December 31, 2008 and 2009, the Company had outstanding 34 interest rate swap, cap and floor agreements, of $2.6 billion and $2.5 billion respectively, maturing from June 2011 through November 2017. These agreements are entered into in order to hedge its exposure to interest rate fluctuations with respect to the Company’s borrowings. Of these contracts, 31 do not qualify for hedge accounting and as such changes in their fair values are included in the accompanying consolidated statement of operations, while 3 contracts are designated for hedge accounting and as such changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

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

11.2 Forward freight agreements: The Company trades in the FFA market effective from May 2009, with both an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the risk of specific vessels and to take advantage of short term fluctuations in the market prices. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

As of December 31, 2009, the Company had sixteen open FFAs. None of the “mark to market” positions of the open FFA contracts qualified for hedge accounting treatment.

11.3 Foreign currency forward contracts: As of December 31, 2009 and 2008, the Company had outstanding ten forward contracts, to sell $20,000 for NOK 118.8 million and eleven forward contracts to sell $16,500 for NOK 104.3 million. These agreements are entered into in order to hedge its exposure to foreign currency fluctuations. Such fair value at December 31, 2008 and December 31, 2009 was a liability of $1,589 and an asset of $434, respectively.

The change in the fair value of such agreements for the year ended December 31, 2008 and December 31, 2009 amounted to a loss of $2,512 and a gain of $2,023, respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2008 Fair value	December 31, 2009 Fair value	Balance Sheet Location	December 31, 2008 Fair value	December 31, 2009 Fair value

Interest rate swaps	Financial instruments	$—	—	Financial instruments-non current liabilities	47,168	$31,028

Total derivatives designated as hedging instruments		—	—		47,168	31,028

Derivatives not designated as hedging instruments

Interest rate swaps	Financial instruments-current assets	779	—	Financial instruments-current liabilities	43,206	65,129

Interest rate swaps	Financial instruments-non current assets	—	—	Financial instruments-non current liabilities	161,793	72,737

Forward freight agreements	Financial instruments-current assets	—	559	Financial instruments-current liabilities	—	7,708

Forward freight agreements	Financial instruments-non current assets	—	—	Financial instruments-non current liabilities	—	998

Foreign currency forward contracts	Financial instruments-current assets	—	434	Financial instruments-current liabilities	1,589	—

Total derivatives not designated as hedging instruments		779	993		206,588	146,572

Total derivatives		$779	993	Total derivatives	253,756	$177,600

The Effect of Derivative Instruments on the Statement of Financial Performance:

	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Year Ended December 31, 2008	Year Ended December 31, 2009
		(as restated)

Interest rate swaps	$(46,548)	$10,878

Total	$(46,548)	$10,878

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:

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

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Accordingly a portion of the settlement payments on the foregoing interest rate swaps is reclassified back to accumulated other comprehensive income and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

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

	Year Ended December 31,
	2008	2009 (as restated)

Net loss attributable to Dryships Inc.	$(361,282)	$(19,209)

Transfers from the noncontrolling interest:

Increase in Dryships Inc. equity for acquisition of noncontrolling interest	—	352,814

Decrease in Dryships Inc. equity for issuance of subsidiary shares	—	(37,511)

Increase in Dryships Inc. retained earnings for Redemption of noncontrolling interest	(15,050)	—

Net transfers to/from the noncontrolling interest	(15,050)	315,303

Net income/ (loss) attributable to Dryships Inc. and transfers to/from the noncontrolling interest	$(376,332)	$296,094

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

On January 15, 2009, the Company agreed to transfer its interests in the ship-owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. As consideration for liabilities assumed by the purchasers, on March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. (Note 6).

During 2009, the Company effected two at-the-market equity offerings. Under these offerings, the Company issued 165,054,595 shares of common stock. The total net proceeds, after commissions, amounted to $952,369.

In November 2009, concurrently with the offering of the Notes, the Company entered into a share lending agreement and issued 26,100,000 shares of common stock, which it subsequently loaned to the underwriter pursuant to the share lending agreement. The Company received a one time loan fee of $0.01 per share (Note 10).

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Common Stock and Additional Paid-in Capital - continued:

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

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the “Agreement”). Under the Agreement, our board of directors declared a dividend payable of one preferred share purchase right, (“Right”), to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding common share. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock. As of December 31, 2009, no exercise of any purchase right has occurred.

As of July 9, 2009, an amendment has been effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

13. Equity incentive plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, George Economou. The shares vest quarterly in eight equal installments with the first installment of 125,000 common shares vested on May 28, 2008. The stock-

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Equity incentive plan - continued:

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

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved under the Plan were granted to an executive of the Company. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54.

A summary of the status of the Company’s non vested shares as of December 31, 2008, and movement during the year ended December 31, 2009, is presented below. There were no share awards in 2007 and no shares were forfeited in 2008 and 2009.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Other non-current liabilities:

As of December 31, 2008 and 2009, there was $44,192 and $6,372, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of two years. The amounts of $31,502 and $38,071 are recorded in “General and administrative expenses,” in the accompanying consolidated statement of operations for the year ended December 31, 2008 and 2009, respectively. The total fair value of shares vested during the years ended December 31, 2008 and 2009 were $21,860 and $2,826, respectively.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Other non-current liabilities - continued:

The unfunded projected benefit obligation is reflected in “Other non-current liabilities” in the accompanying consolidated balance sheets as of December 31, 2008 and in “Other non-current assets” in the accompanying consolidation balance sheet as of December 31, 2009.

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Other non-current liabilities - continued:

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Other non-current liabilities - continued:

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

15. Commitments and contingencies:

15.1 Legal proceedings

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

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1.0 billion of the liabilities associated with the individual vessel’s actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

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

In February 2010 Samsun’s plan of reorganization was approved by its creditors. As part of this plan the Company will recoup a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements (Note 7).

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Commitments and contingencies - continued:

15.1 Legal proceedings - continued:

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

15.2 Purchase obligations:

The following table sets forth the Company’s contractual obligations and their maturity dates as of December 31, 2009:

Obligations:	Total	1st year	2nd year

Drillship Shipbuilding contracts	1,892,277	1,005,984	886,293

Total obligations	$1,892,277	$1,005,984	$886,293

15.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of December 31, 2009, will be $868,531 during 2010, $780,036 during 2011, $412,023 during 2012, $111,963 during 2013 and $57,872 during 2014 and thereafter. These amounts do not include any assumed off-hire.

15.4 Rental payments

The Company leases office space in Athens, Greece, from George Economou. As of December 31, 2009, the future obligations amount to $13 for 2010, and $10 for 2011. The contract expires in 2011. Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of December 31, 2009, the future obligations amount to $1,527 for 2010, $1,072 for 2011 and $441 for 2012.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Voyage and Vessel and Drilling Rig Operating Expenses:

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Interest and finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2007	2008	2009 (as restated)

Interest on long-term debt	$48,583	93,142	$63,334

Long-term debt commitment fees	223	3,208	5,869

Bank charges	238	817	503

Amortization and write-off of financing fees	2,190	15,848	12,745

Amortization of convertible notes discount	—	—	1,769

Amortization of share lending agreement- note issuance costs	—	—	195

Other	(3)	179	15

Total	51,231	113,194	84,430

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

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

The table below presents information about the Company’s reportable segments as of and for the years ended December 31, 2008 and 2009.

The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Segment		Drilling Rigs Segment		Total
	As of and for the year ended December 31,		As of and for the year ended December 31,		As of and for the year ended December 31,
	2008	2009	2008	2009 (as restated)	2008	2009 (as restated)

Revenues from external customers	$861,296	444,385	219,406	375,449	1,080,702	$819,834

Vessel and rig operating expenses	79,711	75,605	86,180	126,282	165,891	201,887

Depreciation and amortization	110,507	117,522	47,472	78,787	157,979	196,309

Income tax expenses	—	—	2,844	12,797	2,844	12,797

Net income/(loss)	427,544	(138,874)	(788,826)	119,665	(361,282)	(19,209)

Interest and finance cost	49,700	40,528	63,494	43,902	113,194	84,430

Interest income	7,425	2,995	5,660	7,419	13,085	10,414

Change in fair value of derivatives	139,537	(33,950)	65,427	(26,280)	204,964	(60,230)

Equity in loss of investee	—	—	6,893	—	6,893	—

Goodwill impairment charge	—	—	700,457	—	700,457	—

Total assets	$2,419,159	2,680,421	2,423,521	3,126,574	4,842,680	$5,806,995

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the year ended December 31,
	2007			2008			2009 (as restated)
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share

Net income/(loss) attributable to DryShips Inc.	$478,325	—	—	(361,282)	—	—	(19,209)	—	—

Less: Series A Convertible

Preferred stock dividends	—	—	—	—	—	—	(7,497)	—	—

Less: Non-vested common stock dividends declared and undistributed earnings	—	—	—	(527)	—	—	—	—	—

Basic and diluted EPS

Income/(loss) available to common stockholders	$478,325	35,700,182	13.40	(361,809)	44,598,585	(8.11)	(26,706)	209,331,737	(0.13)

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 5). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. As of December 31, 2009, the fair value of the stock dividends amounted to $7,497.

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

In relation to the Notes described in Note 10, none of the shares were dilutive since the average share price for the period the Notes were issued until December 31, 2009 did not exceed the conversion price. Concurrently with the offering of the Notes, the 26,100,000 loaned shares of common stock are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes:

20.1 Drybulk Carrier Segment

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

20.2 Drilling Rig Segment

Ocean Rig UDW, the holding company of the drilling segment, is incorporated in the Marshall Islands. Some of its subsidiaries are incorporated and domiciled in Norway, and as such, are generally subject to Norwegian income tax of 28%. In addition, the Norwegian entities are subject to the Norwegian participation exemption model which implies that only 3% of dividend income and capital gains are subject to tax. In effect this gives an effective tax of total income under the participation exemption of 0.84% (3% * 28%).

The participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years has constituted at least 10% of the capital and votes in the entity in question.

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is an expected relationship between the provision for benefit from income taxes and income or loss before income taxes.

Up to December 15, 2009, when a reorganization occurred, Ocean Rig’s drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes - continued:

The components of Ocean Rig’s provision/(benefit) for income taxes are as follows:

	Year Ended
	December 31, 2008	December 31, 2009

Current provisions	$2,844	$12,797

Deferred provision/(benefit)	—

Income tax provision	$2,844	$12,797

Effective tax rate	(16)%	13%

Reconciliation of total tax cost:

	As restated* May 15 to December 31, 2008	January 1 to December 31, 2009

Domestic tax rate multiplied by profit/(loss) before tax	$(80,252)	$138,672

Change in valuation allowance	115,407	(93,362)

Differences in tax rates	3,344	193

Effect of permanent differences	(74,929)	21,317

Effect of exchange rate differences	39,274	(65,468)

Withholding tax	—	11,445

Total	$2,844	$12,797

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes - continued:

	Year Ended
Temporary differences – tax effects	December 31, 2008	December 31, 2009

Deferred tax assets

Net operation loss carry forwards	$67,109	$65,045

Outside basis in subsidiaries	91,447	—

Accrued expenses	13,656	728

Accelerated depreciation of assets	—	9

Pension	199	—

Total deferred tax assets	172,411	65,782

Deferred tax liabilities

Depreciation and amortization	(3,712)	(122)

Rig contracts	(9,789)	—

Pension assets	—	(108)

Total deferred tax liabilities	(13,501)	(230)

Net deferred tax asset	158,910	65,552

Valuation allowance	(158,910)	(65,552)

Long-term portion of net deferred tax asset	158,910	65,552

Long-term portion of valuation allowance	$158,910	$65,552

DRYSHIPS INC.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes - continued

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

As of and for the Years Ended December 31, 2007, 2008 and 2009 (as restated)

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Subsequent Events:

21.1

On February 17, 2010, we placed an order for two (2) 76,000 dwt Panamax dry bulk vessels, with a quality Chinese shipyard, for a price of $33.05 million each. Delivery of the two vessels is expected to take place in Q4 of 2011 and Q1 of 2012, respectively.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Balance Sheets

December 31, 2008 and 2009

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009 (as restated)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,039	$208

Restricted cash	14,326	25,851

Due from related parties	17,480	27,576

Financial instruments	—	559

Other current assets	324	432

Total current assets	33,169	54,626

NON-CURRENT ASSETS:

Investments in subsidiaries*	2,692,706	4,100,536

Total non-current assets	2,692,706	4,100,536

Total assets	$2,725,875	$4,155,162

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt	$669,834	$593,578

Due to subsidiaries*	637,064	331,856

Financial instruments	31,921	54,089

Other current liabilities	14,916	7,166

Total current liabilities	1,353,735	986,689

NON-CURRENT LIABILITIES

Long term debt, net of current portion	—	323,630

Financial instruments	80,568	32,301

Total non-current liabilities	80,568	355,931

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and 2009; none issued and outstanding	—	—

	2008	2009 (as restated)

Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized and 52,238,806 issued and outstanding at December 31, 2009	—	522

Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and 2009; 70,600,000 and 280,326,271 shares issued and outstanding at December 31, 2008 and 2009, respectively	706	2,803

Accumulated other comprehensive loss	(44,847)	(33,399)

Additional paid-in capital	1,148,365	2,681,974

Retained earnings	187,348	160,642

Total stockholders’ equity	1,291,572	2,812,542

Total liabilities and stockholders’ equity	$2,725,875	$4,155,162

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Operations

For the years ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2007	2008	2009 (as restated)

EXPENSES:

Contract termination fees	$—	—	$212,586

Loss on contract cancellation	—	—	69

General and administrative expenses	5,069	56,351	54,433

Operating loss	5,069	56,351	267,088

OTHER INCOME / (EXPENSES):

Interest and finance costs	(49,065)	(31,489)	(26,395)

Interest income	2,197	2,556	74

Gain/(loss) on interest rate swaps	(3,638)	(115,613)	4,139

Other, net	1,222	90	(9,787)

Total other expenses, net	(49,284)	(144,456)	(31,969)

Equity in earnings/(loss) of subsidiaries*	532,678	(160,475)	279,848

Net income/(loss)	$478,325	$(361,282)	$(19,209)

Earnings/(loss) per share, basic and diluted	13.40	(8.11)	(0.13)

Weighted average number of shares, basic and diluted	35,700,182	44,598,585	209,331,737

*	Eliminated in consolidation

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

Schedule I- Condensed Financial

Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2007, 2008 and 2009, received cash dividends from its subsidiaries of $28,392, $33,244 and $0, respectively, which are included in equity in earnings/(loss) of subsidiaries in the condensed statements of operations.

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

See Note 10 “Long-term Debt” to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.

Restatement of Parent Company’s financial statements:

In 2011 and subsequent to the issuance of the Parent Company’s 2009 consolidated financial statements, the Parent Company’s management determined that the amount of interest capitalized pursuant to ASC 835-20, Capitalization of Interest (ASC 835-20) for four drillships under construction acquired by its consolidated subsidiary, Ocean Rig UDW (the “Subsidiary”) was erroneously calculated for the year ended December 31, 2009. The errors comprised the following:

•

From the amount of the expenditures for the qualifying assets the Subsidiary erroneously excluded the portion of the purchase price of two drillships under construction that was paid for in shares of stock of Ocean Rig UDW.

•	From the calculation of the capitalization rate used to determine capitalized interest, the Subsidiary erroneously excluded its variable rate loan.

In addition, the Subsidiary erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30) the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rates loan, interest of which was capitalized as cost of drillships under construction, by immediately reclassifying the entire net settlement payments from accumulated other comprehensive loss to interest and finance costs in the statement of operations. Accordingly, a portion of the net settlement payments on the foregoing interest rate swaps is reclassified back to accumulated other comprehensive loss and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation.

The correction of the above errors results in an increase in the Parent Company’s: (i) equity in earnings of subsidiary by $13.2 million, (ii) investments in subsidiaries by $7.9 million and (iii) accumulated other comprehensive loss by $5.3 million.

The impact of the foregoing errors is shown below:

Statement of Operations	For the Year Ended December 31, 2009
	as previously reported	as restated

Equity in earnings of subsidiaries	$266,679	$279,848
Net loss	(32,378)	(19,209)
Loss per common share, basic and diluted	$(0.19)	$(0.13)

Balance Sheet	As at December 31, 2009
	as previously reported	as restated

Investments in subsidiaries	$4,092,629	$4,100,536
Total assets	4,147,255	4,155,162
Accumulated other comprehensive loss	(28,137)	(33,399)
Total stockholders’ equity	2,804,635	2,812,542
Total liabilities and stockholders’ equity	$4,147,255	$4,155,162