Form 20-F
period 2010-12-31
DryShips Inc.
filed 2011-04-15
CIK 1308858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Mr. George Economou

Tel: + 011 30 210-80 90-570, Fax: + 011 30 210 80 90 585

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Common stock, $0.01 par value	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2010, there were 369,649,777 shares of the registrant’s common stock, $0.01 par value, outstanding.

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

DryShips Inc. (“DryShips” or the “Company”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

Please note in this annual report, “we,” “us,” “our,” “DryShips” and “the Company,” all refer to DryShips Inc. and its subsidiaries, unless otherwise stated.

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this annual report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig, drillship and tanker values, failure of a seller to deliver one or more drilling rigs, drillships, drybulk or tanker vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, oil or petroleum products, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

i

ii

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected consolidated financial data is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). As a result of the restatement, interest and finance costs, loss before income taxes and equity in loss of investee, net loss, net loss attributable to Dryships Inc., net loss attributable to common stockholders, loss per common share attributable to Dryships Inc. common stockholders, basic and diluted, total assets, stockholders’ equity, net cash provided by operating activities, net cash used in investing activities have been restated. See Note 1b to the consolidated financial statements.

3. A (i) STATEMENT OF OPERATIONS

(In thousands of Dollars	Year Ended December 31,
except per share and share data)	2006	2007	2008	2009	2010
				(As restated)
STATEMENT OF OPERATIONS
Revenues	$248,431	$582,561	$1,080,702	$819,834	$859,745
Loss on forward freight agreements	22,473	—	—	—
Voyage expenses	15,965	31,647	53,172	28,779	27,433
Vessels and drilling rigs operating expenses	54,164	63,225	165,891	201,887	190,614
Depreciation and amortization	58,011	76,511	157,979	196,309	192,891
Gain on sale of assets, net	(8,845)	(137,694)	(223,022)	(2,045)	(9,435)
Gain on contract cancellation	—	—	(9,098)	(15,270)	—
Contract termination fees and forfeiture of vessels deposits	—	—	160,000	259,459	—
Vessel impairment charge	—	—	—	1,578	3,588
Goodwill impairment charge	—	—	700,457	—	—
General and administrative expenses - cash(1)	12,540	17,072	57,856	52,753	63,064
General and administrative expenses - non-cash	—	—	31,502	38,070	24,200

Operating income/(loss)	94,123	531,800	(14,035)	58,314	367,390
Interest and finance costs	(42,392)	(51,231)	(113,194)	(84,430)	(67,825)
Interest income	1,691	5,073	13,085	10,414	21,866
Gain/(loss) on interest rate swaps	676	(3,981)	(207,936)	23,160	(120,505)
Other, net	214	(3,037)	(12,640)	(6,692)	9,960

Income/(loss) before income taxes and equity in loss of investee	54,312	478,624	(334,720)	766	210,866
Income taxes	—	—	(2,844)	(12,797)	(20,436)
Equity in loss of investee	—	(299)	(6,893)	—

Net Income/(loss)	54,312	478,325	(344,457)	(12,031)	190,450
Less: Net income attribute to non controlling interests	—	—	(16,825)	(7,178)	(2,123)

Net income/(Loss) attributable to Dryships Inc.	54,312	478,325	(361,282)	(19,209)	188,327

Net Income/ (Loss) attributable to common stockholders	54,312	478,325	(361,809)	(26,706)	172,564
Earnings/(loss) per common share attributable to Dryships Inc. common stockholders, basic	$1.68	$13.40	$(8.11)	$(0.13)	$0.64

Weighted average number of common shares, basic	32,348,194	35,700,182	44,598,585	209,331,737	268,858,688
Earning / (loss) per common share attributable to Dryships Inc. common stockholders, diluted	$1.68	$13.40	$(8.11)	$(0.13)	$0.61
Weighted average number at common shares, diluted	32,348,194	35,700,182	44,598,585	209,331,737	305,425,852
Dividends declared per share	$0.80	$0.80	$0.80	$—	—

(1)	Cash compensation to members of our senior management and our directors amounted to $1.4 million, $1.5 million, $9.7 million, $5.3 million and $11.8 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

3.A.(ii) BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars	As of and for the Year Ended December 31,
except per share and share data and fleet data)	2006	2007	2008	2009	2010
				(As restated)
Current assets	$25,875	$153,035	$720,427	$1,180,650	$1,065,110
Total assets	1,161,973	2,344,432	4,842,680	5,806,995	6,984,494
Current liabilities, including current portion of long-term debt	129,344	239,304	2,525,048	1,896,023	935,435
Total long-term debt, including current portion	658,742	1,243,778	3,158,870	2,684,684	2,719,692
Common stock	355	367	706	2,803	3,696
Number of shares outstanding	35,490,097	36,681,097	70,600,000	280,326,271	369,649,777
Stockholders’ equity	444,692	1,021,729	1,291,572	2,812,542	3,363,253
OTHER FINANCIAL DATA
Net cash provided by operating activities	99,082	407,899	540,129	294,124	477,801
Net cash used in investing activities	(287,512)	(955,749)	(2,110,852)	(169,950)	(1,680,748)
Net cash provided by financing activities	185,783	656,381	1,762,769	265,881	901,308

EBITDA (1)	153,024	600,994	(100,350)	263,913	447,613

DRYBULK FLEET DATA:
Average number of vessels (2)	29.76	33.67	38.56	38.12	37.21
Total voyage days for drybulk carrier fleet (3)	10,606	12,130	13,896	13,660	13,372
Total calendar days for drybulk carrier fleet (4)	10,859	12,288	14,114	13,914	13,583
Drybulk carrier fleet utilization (5)	97.70%	98.71%	98.46%	98.17%	98.45%

(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (6)	21,918	45,417	58,155	30,425	32,184
Vessel operating expenses (7)	4,988	5,145	5,644	5,434	5,245

DRILLING RIG FLEET DATA:
Average number of drilling rigs (2)	—	—	2.0	2.0	2.0
Total voyage days for drilling rig fleet (3)	—	—	410	695	677
Total calendar days for drilling rig fleet (4)	—	—	462	730	730

(In thousands of Dollars	As of and for the Year Ended December 31,
except per share and share data and fleet data)	2006	2007	2008	2009	2010
Drilling rig fleet utilization (5)	—	—	88.66%	95.25%	92.72%

(In Dollars)
AVERAGE DAILY RESULTS
Rig operating expenses (7)	—	—	181,821	192,988	177,361

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency.
(2)	Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.
(3)	Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company’s possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)	Calendar days are the total days the vessels in that fleet were in the Company’s possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(6)	Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.
(7)	Daily vessel/rig operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel/rig operating expenses by drybulk carrier/drilling rig fleet calendar days for the relevant time period.

	For the Year Ended December 31,
(Dollars in thousands)	2006	2007	2008	2009	2010
				(As restated)
Net income/(loss) attributable to Dryships Inc.	54,312	478,325	(361,282)	(19,209)	188,327

Add: Net interest expense	40,701	46,158	100,109	74,016	45,959
Add: Depreciation and amortization	58,011	76,511	157,979	196,309	192,891
Add: Income taxes	—	—	2,844	12,797	20,436

EBITDA	153,024	600,994	(100,350)	263,913	447,613

Drybulk Carrier Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2006	2007	2008	2009	2010
Voyage revenues	248,431	582,561	861,296	444,385	457,804
Voyage expenses	(15,965)	(31,647)	(53,172)	(28,779)	(27,433)

Time charter equivalent revenues	232,466	550,914	808,124	415,606	430,371

Total voyage days for drybulk fleet	10,606	12,130	13,896	13,660	13,372

Time charter equivalent (TCE) rate	21,918	45,417	58,155	30,425	32,184

Drilling Rig Carrier Segment	Year Ended December 31,
(In thousands of Dollars)	2008	2009	2010
Revenue from drilling contracts	219,406	375,449	401,941
Drilling rig operating expenses	(86,180)	(126,282)	(119,369)

	133,226	249,167	282,572

Total employment days for drilling rigs	410	695	677

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. During 2009 the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,235 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has further decreased in 2011 to 1,376 , as of April 12, 2011. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. In 2009 Chinese iron ore imports increased by 41% compared to 2008 and coal imports rose by 210% in the same period. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

We employed 30 of the 35 vessels in our drybulk carrier fleet on time charters and one vessel on bareboat charter at fixed rates and five vessels in the spot market as of April 12, 2011. Three of our drybulk carriers are employed on short term (spot) charters to Korea Lines Corporation, which has entered into a rehabilitation proceeding under the protection of the Korean Courts. See Item 4.B “Business Overview - Recent Developments.” If low charter rates in the drybulk market decline further for any significant period, this would have an adverse effect on our vessel values and our ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.

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

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and through 2009. As of April 12, 2011, newbuilding orders had been placed for an aggregate of more than 49.4% of the existing global drybulk fleet, with deliveries expected during the next three years. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

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

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. While the growth rate of China’s GDP increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% for the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, reduce drybulk trade to and from Japan, affect global charter rates and adversely affect our business.

In March 2011, a severe earthquake struck northern Japan. The earthquake created a severe tsunami, the effects of which were felt in Japan and other countries along the eastern cost of Asia and across the Pacific Ocean. In addition, the earthquake and resulting tsunami have caused several nuclear power plants located in Japan to fail and emit radiation which possibly could result in meltdowns that could have catastrophic effects. The full effect of these disasters, both on the Japanese and global economies and the environment, are not currently known, and may not be known for a significant period of time. These disasters will likely result in less drybulk trade to and from Japan, in the short term, and could reduce charter rates globally in the short term. In addition, there can be no assurances that vessels trading in the Pacific may not be impacted by the possible effects of spreading radiation. These disasters and the resulting economic effects, both in the region and globally, could have an adverse effect on our business and results of operations.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Recently, the United States and other parts of the world have exhibited weak economic conditions and were in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the

United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we had total long term gross debt outstanding of $2.9 billion, of which $2.2 billion represents secured bank debt and $0.7 billion represents unsecured convertible bonds.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the MV Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million and was released in January 2009 upon a ransom payment of $3 million. In February 2009, the vessel MV Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. In April 2009, the Maersk Alabama, a 17,000-ton containership not affiliated with us, was seized by Somali pirates. Both of these ships were later released. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy offshore Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals (“SDNs”) published by U.S. Department of the Treasury’s Office of Foreign Assets Control. Certain individuals associated with piracy offshore Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities such as DryShips Inc. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated thereunder, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai in 2008 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing conflicts in Afghanistan and Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

While we do not directly bear the cost of fuel or bunkers under our time and bareboat charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in our vessels being denied access to, or detained in, certain ports.

Our business and the operation of our drybulk vessels and tankers are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

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

The operation of our vessels is also affected by the requirements set forth in the United Nations’ International Maritime Organization’s (the “IMO’s”) International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our drybulk and tanker vessels operate or are registered, which can significantly affect the ownership and operation of those vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990 (“OPA”) the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. The April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional laws or regulatory initiatives, including the raising of liability caps under OPA that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.

TMS Bulkers Ltd. (“TMS Bulkers”), managers of the MV Oliva, one of our Panamax drybulk carriers, reported that on March 16, 2011, the vessel ran aground at Nightingale Island, which is part of the “Tristan Da Cunha” group of islands in the South Atlantic Ocean. At the time of the incident the vessel was on its way from Santos, Brazil to China, loaded with 65,266 metric tons of soya beans. The following day the vessel broke in two. Both the vessel and the cargo are lost and are considered to be actual total losses for insurance purposes. In addition, bunkers leaked from the damaged hull, which has affected the local birdlife and marine environment. There were no injuries to the 22 crew members on board.

TMS Bulkers activated its Emergency Response Plan and has deployed all appropriate resources in close cooperation with the local authorities to mitigate the damage arising from this accident. That response has included the attendance of a large local vessel, which was joined a few days later by a salvage tug with appropriate equipment for bird rehabilitation and oil clean-up operations, as well as salvage operations. A second tug and a small general cargo vessel also have been chartered to deliver additional equipment and a team of specialists from The Southern African Foundation for the Conservation of Coastal Birds (the “SANCCOB”). Oil pollution experts International Tanker Operators Pollution Federation (“ITOPF”) have been coordinating the response to the casualty, in conjunction with TMS Bulkers and the vessel’s Protection & Indemnity liability insurers (Gard). The vessel’s hull was fully insured and the Hull & Machinery insurers were notified of the loss.

We and our liability insurers are in the process of determining the potential liabilities arising from the accident and the amounts involved. We anticipate that the majority of its costs and losses will be covered by our insurance.

Although we have arranged insurance to cover certain environmental risks, such insurance may not be sufficient to cover all such risks. As a result, claims against us, including claims that may be made against us as a result of the grounding of the vessel MV Oliva described above, could result in a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Furthermore, any defects or flaws in the design of a drybulk carrier may contribute to vessel damage. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Offshore Drilling Industry—Specific Risk Factors

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

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

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to their cash flow and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

Any renewal of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy and in the economies of countries such as Greece, Spain, Portugal and Italy which could initiate a new economic downturn, or introduce volatility in the global markets. A decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities in the Middle East, recent tensions in the Middle East and North Africa following the protests in Egypt and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and those of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or are otherwise required by our contracts.

The offshore drilling industry is highly competitive and there is intense price competition, and as a result, we may be unable to compete successfully with other providers of contract drilling services that have greater resources than we have.

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Many of our competitors in the offshore drilling industry are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of the relatively small size of our drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our drilling segment in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than we have, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability in our offshore drilling segment.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of April 2011 consisted of 79 units, comprised of 42 semi-submersible rigs and 37 drillships. An additional 17 semi-submersible rigs and 40 drillships are under construction or on order as of April 2011, which would bring the total fleet to 136 drilling units by mid 2014. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:

•	prevailing level of drilling services contract dayrates;

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If we sell any drilling units when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit’s carrying amount on our financial statements, resulting in a loss. Additionally, our lenders may accelerate loan repayments should there be a loss in the market value of our drilling units. Such loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, results of operations, and our ability to pay dividends to our shareholders.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling units.

Our international operations in the offshore drilling sector involve additional risks, including acts of piracy, which could adversely affect our business.

We operate in various regions throughout the world. Our two existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are currently demobilizing from operations in the Black Sea and operating offshore of Ghana, respectively, and our drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia, are scheduled to commence drilling and related operations in Greenland in May 2011 and offshore of Ghana and Cote d’Ivoire in the second quarter of 2011, respectively. In addition, our drillship, the Ocean Rig Poseidon, which is currently under construction, is scheduled to commence a contract in the third quarter of 2011 for drilling offshore of Tanzania and West Africa. In the past we have operated the Eirik Raude in the Gulf of Mexico, offshore of Canada, Norway, the U.K., and Ghana, while the Leiv Eiriksson has operated offshore of West Africa, Turkey, Ireland, west of the Shetland Islands and in the North Sea. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, war and civil disturbances;

•	piracy;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, indemnification or reregulation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

We are indemnified to some extent against loss of capital assets, but generally not loss of revenue, from certain of these risks through provisions in our drilling contracts. In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of our assets.

Our business and operations involve numerous operating hazards.

Our offshore drilling operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore drilling segment is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services, or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill a well and associated pollution. However, there can be no assurance that these clients will be willing or financially able to indemnify us against all these risks. We have no insurance coverage for named storms in the Gulf of Mexico and war risk worldwide. Furthermore, pollution and environmental risks generally are not totally insurable.

Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risk and third-party liability, including pollution liability.

Although we have obtained insurance for the full assessed market value of our drilling units, insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. We received insurance payments under this policy when, in the first quarter of 2007, the Eirik Raude experienced 62 days of downtime operating offshore Newfoundland due to drilling equipment failure and hull structure repair that were the result of design issues. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. Our aggregate recovery limits are $625 million for oil pollution and $500 million for all other claims under our protection and indemnity insurance which is provided by mutual protection and indemnity associations. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits, which may result in losses on any damage to our drilling units that may be operated in that region in the future. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against which we may not be fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, such insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.

Although our drilling units are separately owned by our subsidiaries, under certain circumstances a parent company and all of the ship-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

While we conduct planned and systematic maintenance on our drilling rigs in an effort to prevent the release of oil, waste and other pollutants into the sea and into protected areas, our predecessor caused the release of less than one cubic meter of hydraulic oil in the Barents Sea on April 12, 2005, and future releases could occur, especially as our drilling rigs age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. No sanctions were imposed as a result of the Barents Sea release, but future releases could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

We expect that we will be able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in most of our contracts. But, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. And, we may not be able to obtain such indemnification agreements in the future.

We currently maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. However, such insurance coverage may not be available in the future or we may not obtain the coverage. If it is available and we have the coverage, it may not be adequate to cover our liabilities. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

Regulation of greenhouse gases and climate change could have a negative impact on our business.

In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of targets for reduction of greenhouse gas emissions, became binding on all those countries that had ratified it. International discussions are currently underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2012. Although the United States is not a party to the Kyoto Protocol, it has taken a number of steps to limit emissions of greenhouse gas emissions, including imposing reporting and permitting requirements on certain categories of sources.

Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deepwater drilling, which could have a material adverse effect on our business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to us, while it was servicing a well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region’s key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice and the U.S. Congress and is also the subject of numerous lawsuits. On May 30, 2010, the U.S. Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the Gulf of Mexico and the Pacific Ocean. On July 12, 2010, the Department of the Interior issued a revised moratorium (for the same six-month period) keyed more to drilling configuration and technology rather than a specific drilling depth. In Norway, a moratorium on new drilling was issued on June 8, 2010. Norway’s energy minister has also indicated that Norway will not allow deepwater oil or gas drilling in new areas until the completion of the investigation into the explosion and oil release in the Gulf of Mexico.

On October 12, 2010, the U.S. government lifted the drilling moratorium, subject to compliance with enhanced safety requirements, including those set forth in Notices to Lessees 2010-N05 and 2010-N06, both of which were implemented during the drilling ban. Additionally, all drilling in the Gulf of Mexico will be required to comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems, both of which were issued on September 30, 2010.

Although we do not currently operate our drilling rigs in these regions, we may do so in the future. In any event, those developments could have a substantial impact on the offshore oil and gas industry worldwide. The ongoing investigations and proceedings may result in significant changes to existing laws and regulations and substantially stricter governmental regulation of our drilling units. For example, BP plc, the rig operator of the Deepwater Horizon, has reached an agreement with the U.S. government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit set forth under OPA. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may restrict our drilling activities or require costly compliance measures that could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

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

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units in the Gulf of Mexico. Drilling units that were moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. The Minerals Management Service of the U.S. Department of the Interior, now known as the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”), issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness that apply through the 2013 hurricane season. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to improve the stations that house the moored units and increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies operating properties in the Gulf of Mexico. BOEMRE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thus reducing their marketability. Implementation of new BOEMRE guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. The Company’s drilling units do not currently operate in the Gulf of Mexico or other U.S. Coastal waters but may do so in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.

Tanker Industry—Specific Risk Factors

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected once our newbuilding tankers are delivered to us.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically thereafter. While the rates have improved somewhat, they remain significantly below those high levels. The recent global financial crisis may adversely affect our ability to charter our newbuilding tankers upon their delivery to us and any charters that we enter into in the future may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	actions taken by OPEC and major oil producers and refiners;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and climate conditions;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of oil tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows.

Changes in the crude oil and petroleum products markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting crude oil and petroleum products will depend upon world and regional crude oil and petroleum products markets. Any decrease in shipments of crude oil or petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of crude oil and petroleum products, including competition from alternative energy sources. In the long-term it is possible that crude oil and petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of crude oil and petroleum products as a result of environmental concerns, or by high oil prices. The current recession affecting the U.S. and world economies may result in protracted reduced consumption of crude oil and petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An over-supply of tanker capacity may prolong currently low charter rates and vessel values or lead to further reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the tanker newbuilding order book which extends to 2014 equaled approximately 25.9% of the existing world oil tanker fleet as of April 12, 2011, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash once we take delivery of our newbuilding tankers.

The tanker sector is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

The tanker industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of petroleum products and oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our tanker fleet will be once our newbuilding tankers are delivered to us and, thus, may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to attract new customers, which could adversely affect our business and operations.

Changes in fuel, or bunkers, prices may adversely affect profits.

With respect to our vessels we intend to employ on time charter, the charterer is generally responsible for the cost of fuel, or bunkers, however such cost may affect the charter rates for those vessels we intend on employing on voyage charters where the owner is responsible for the cost of fuel. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Our operating results may be adversely affected by seasonal fluctuations in the tanker industry.

The tanker sector has historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

Company Specific Risk Factors

We may not be in compliance with financial covenants contained in our credit facilities.

Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels or drilling units under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause, and to satisfy certain other financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth and (v) a minimum debt service coverage ratio. As of December 31, 2008, we were in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in our loan agreements relating to $1.8 billion of our debt. A violation of these covenants, if not cured by providing additional collateral within specified grace periods constitutes an event of default under our credit facilities and provides our lenders with the right to increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted potential events of default and could have resulted in the lenders requiring immediate repayment of the loans. As of September 30, 2010, we had either regained compliance with these financial covenants or obtained waivers from our lenders resolving all of the above-mentioned breaches and, accordingly, we were in compliance with the loan-to-value ratios and other financial covenants applicable under our loan agreements as of that date. As of December 31, 2010, we were either in compliance with our financial covenants or had the ability to remedy shortfalls within specified grace periods. Some of our waiver agreements expire in 2011 and 2012, at which time the original covenants come back into effect. Prevailing charter rates, which are a principal factor impacting vessel values, have been extremely volatile in recent years and are largely dependent on global economic activity, particularly in China. Charter rates and vessel values, particularly in the drybulk sector, may remain at low levels for an extended period of time, in which case it may be difficult for us to comply with the financial and other covenants in our loan agreements absent extensions of the existing waivers. There can be no assurance that our lenders will extend these waivers, if we are not in compliance with our secured loan agreements, as they expire.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the fair value of our vessels, deteriorates significantly from their currently depressed levels, we may have to record a further impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash generated from operations.

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

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell or otherwise change the ownership of our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	drop below certain minimum cash deposits, as defined in our credit facilities.

In addition, certain subsidiaries may be restricted from paying dividends to us.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Breach of Loan Covenants.” In connection with future waivers or amendments, lenders may impose additional restrictions on us.

Therefore, we will need to seek permission from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under the agreements governing our indebtedness, including a default under our credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying dividends in the future. If we are unable to repay indebtedness the lenders under our credit facilities could proceed against the collateral securing that indebtedness. In any such case, we may be unable to repay the amounts due under our credit facilities. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates and dayrates, our ability to obtain charters and drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Thirty of our drybulk vessels are currently employed under time charters and one of our drybulk vessels is currently employed on bareboat charter. In addition, we employ five vessels in the spot market. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter hire or attempt to renegotiate charter rates.

Three of our drybulk vessels, the MV Capri, MV Samatan and MV Capitola are currently on short term (spot) charters to Korea Line Corp. (“KLC”), a South Korean shipping company that announced on January 25, 2011 it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. We were entitled to a rate of $61,000, $39,500 and $39,500 per day under our charters with KLC for the MV Capri, MV Samatan and MV Capitola, respectively, which were scheduled to expire between May 2013 and June 2018. On February 15, 2011 KLC’s application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011 the shipowning companies’ original charter agreements with KLC were terminated by the Joint Receivers, and the shipowning companies entered into new short term charter agreements with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011 the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the original charter agreements, and (ii) damages and loss caused by the early termination of the original charter agreements. There can be no assurance that KLC will make the required payments due to us under the new charter agreements.

As is the case with the MV Capri, MV Samatan and MV Capitola, some of the charters on which we deploy 18 of the other vessels in our fleet provide for charter rates that are significantly above current market rates. Should any other counterparty fail to honor its obligations under our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We are subject to certain risks with respect to our counterparties on drilling contracts, newbuilding contracts and hedging agreements, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling units on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and drillships and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our customers may seek to cancel or renegotiate some of our drilling contracts during periods of depressed market conditions or if we experience downtime, operational difficulties, or safety-related issues.

Currently, our contracts with customers are dayrate contracts, where we charge a fixed charge per day regardless of the number of days needed to drill the well. During depressed market conditions, a customer may no longer need a unit that is currently under contract or may be able to obtain a comparable unit at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. None of our customers has attempted to renegotiate their contracts with us. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime or operational problems above the contractual limit or in the case of specified safety-related issues, if the unit is a total loss, if the unit is not delivered to the customer or, in certain circumstances, does not pass acceptance testing within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party. Our contracts with our customers may include terms allowing them to terminate contracts with little or no prior notice and without penalty or early termination payments.

In addition, we could be required to pay penalties, which could be material, if some of our contracts with our customers are terminated due to downtime, operational problems or failure to deliver. Some of our other contracts with customers may be cancelable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. In addition, a customer that is the subject of a bankruptcy filing may elect to reject its drilling contract. Early termination of a contract may result in a unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. If our customers cancel some of our significant contracts and we are unable to secure new contracts on substantially similar terms, or at all, we may not ultimately realize our current backlog of contracted drilling revenue and our revenues and profitability could be materially reduced.

We have a substantial amount of debt, and we may lose the ability to obtain future financing and suffer competitive disadvantages.

We had outstanding indebtedness of $2.9 billion as of December 31, 2010. In addition, in January 2011, we drew down the full amount of our $325.0 million short-term facility in connection with the delivery of the Ocean Rig Corcovado and we repaid a short-term overdraft credit facility of $300.0 million. In March 2011, we repaid the remaining $115.0 million outstanding under our $230.0 million credit facility in connection with the delivery of the Ocean Rig Olympia.

We expect to incur substantial additional indebtedness in order to fund the aggregate remaining total construction costs and construction related expenses for our two newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, in the aggregate amount of approximately $766.0 million as of December 31, 2010 and any further growth of our fleet. We recently received the consent of our lenders to restructure the two $562.5 million credit facilities we have entered into with Deutsche Bank, which we refer to as the Deutsche Bank credit facilities, which is subject to completion of definitive documentation. In order to draw down the facility for the construction of the Ocean Rig Mykonos, we are required to secure suitable employment for the drillship, as required under the loan agreement, no later than August 2011. In the event we are unable to secure suitable employment for the Ocean Rig Mykonos by that date, our lenders are not required to fund certain drawdowns by us under the loan agreement unless we fully cash collateralize such borrowings; and we would be required to repay all outstanding amounts under the agreement. Further, we recently received a commitment letter from Nordea Bank Finland plc for a new $800 million secured term loan facility, which is subject to completion of definitive documentation, a portion of which we intend to draw down to prepay our $325 million short term loan agreement. In addition, in February 2011, we entered into a new $70 million secured term loan facility with an international lender to partially finance the construction costs of the newbuilding tankers Saga and Vilamoura. As of March 30, 2011, we drew down the full amount of this facility. In addition, we recently received a commitment letter, which is subject to completion of definitive documentation, from an international lender for a new $32.3 million secured term loan facility to partially finance the construction costs of the newbuilding tanker Daytona, which is scheduled to be delivered in April 2011.

This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

•	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•

we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

•

we may not be able to meet financial ratios included in our loan agreements due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross-default provisions in our other loan agreements and debt instruments;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements; and

•	we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We recently expanded into and have limited experience with respect to the oil tanker sector, which sector is currently at depressed levels and could have an adverse effect on our business, results of operation and financial condition.

In November 2010, we expanded into the oil tanker sector with our entry into construction contracts for six Aframax and six Suezmax high specification tankers. We took delivery of two of our newbuilding Aframax tankers, Saga, in January 2011 one of our newbuilding Suezmax tankers, Vilamoura, in March 2011, and the remaining tankers under construction are scheduled to be delivered to us between April 2011 and December 2013. The charter markets for crude oil carriers and product tankers have deteriorated significantly since summer 2008 and are currently at depressed levels. These markets may be further depressed through 2011 given the significant number of newbuilding vessels scheduled to be delivered. Attractive investment opportunities in these sectors may reflect these depressed conditions, however, the return on any such investment is highly uncertain in this extremely challenging operating environment.

We have not previously operated vessels in these sectors, which are intensely competitive, have unique operational risks and are highly dependent on the availability of and demand for crude oil and petroleum products as well as being significantly impacted by the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. An inability to successfully execute an expansion into any of these sectors could be costly, distract us from our drybulk and offshore drilling business and divert management resources, each of which could have an adverse effect on our business, results of operation and financial condition.

Our ability to establish oil tanker industry relationships and a reputation for customer service and safety, as well as to acquire and renew charters, will depend on a number of factors, including our ability to man our vessels with experienced oil tanker crews and the ability to manage such risks. Given our limited experience with respect to the oil tanker industry, there is no assurance that we will be able to address the variety of vessel management risks in the oil tanker sector or to develop and maintain commercial relationships with leading charter companies, which could adversely affect our expansion into the oil tanker sector.

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms, in order to complete the construction of any of the four additional newbuilding drillships for which we exercise our option as well as our ten remaining newbuilding oil tankers.

We, through our majority-owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig UDW”), have entered into contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of two ultra-deepwater newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos. As of December 31, 2010, and after giving effect to the payments we made in connection with the delivery of the drillship Ocean Rig Corcovado, our newbuilding drillship that was delivered to us on January 3, 2011, and the Ocean Rig Olympia, our newbuilding drillship that was delivered to us on March 30, 2011, we had remaining yard installments of $766.0 million, all of which is payable in 2011 for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos, which are scheduled to be delivered to us in July 2011 and September 2011, respectively.

In December 2010, we completed the sale of 28,571,428 common shares of Ocean Rig UDW in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act (the “Private Placement”). We received net proceeds of $488.3 million from the Private Placement, $99.0 million of which was used to purchase an option contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia and the two drillships currently under construction and would have the same specifications as the Ocean Rig Poseidon, one of our two drillships under construction.

We intend to apply the remaining proceeds of the Private Placement of approximately $389.3 million to partially fund remaining installment payments for our newbuilding drillships and for general corporate purposes. We intend to fund the balance of the remaining installments for our newbuilding drillships with borrowings under the two Deutsche Bank credit facilities following the restructuring of these facilities for which we have received consent from our lenders, subject to completion of definitive documentation which we expect to occur in April 2011. In addition, we intend to prepay our $325.0 million short term loan agreement with borrowings under a new $800 million secured term loan facility for which we have received a commitment letter.

In order to draw down the facility for the construction of the Ocean Rig Mykonos, we are required to secure suitable employment for the drillship, as required under the loan agreement, no later than August 2011. In the event we are unable to secure suitable employment for the Ocean Rig Mykonos by that date; and we would be required to repay all outstanding amounts under the agreement. Due to competition for drilling contracts, we may find it difficult to secure employment meeting these requirements.

In addition, as described above, we have entered into an option contract with Samsung to construct up to four additional ultra-deepwater drillships, with an estimated construction cost of $600.0 million each, which would be “sister-ships” to our current drillships and would have the same specifications as the Ocean Rig Poseidon. Each of the four options to build a drillship may be exercised by November 2011, with vessel deliveries ranging from 2013 to 2014 depending on when the options are exercised. We paid a non-refundable deposit of approximately $99.0 million in the aggregate to secure this contract. To the extent we exercise any of the options we have with Samsung for the construction of four additional newbuilding drillships, with an estimated cost of $2.4 billion in the aggregate, we will incur additional payment obligations for which we have not arranged financing. If, on the other hand, we do not exercise any of these options, we will sacrifice the corresponding deposits, for which we paid approximately $99.0 million in the aggregate.

Pursuant to the Drillship Master Agreement dated November 22, 2010, on February 25, 2011 and on March 18, 2011 the Company made additional payments to Samsung totaling $20 million in exchange for certain amendments to the originally agreed terms and conditions.

Furthermore, on November 22, 2010 and November 29, 2010, we entered into agreements with Samsung for the construction of six Aframax and six Suezmax oil tankers. We took delivery of one of our newbuilding Aframax tankers, Saga, on January 18, 2011 and one of our Suezmax tankers, Vilamoura, on March 23, 2011. The remaining tankers under construction are scheduled to be delivered to us between April 2011 and December 2013. As of March 30, 2011, we drew down the full amount of our $70 million secured term loan facility to partially finance the delivery of the newbuilding tankers Saga and Vilamoura and we have received a commitment letter for a new $32.3 million secured term loan facility to partially finance the construction cost of our newbuilding tanker Daytona. We have not secured financing for the remaining construction costs of this vessel or for our other nine remaining newbuilding tankers. We have remaining construction and construction-related costs with respect to our tankers under construction of $548.3 million in the aggregate, which amounts to approximately 71.11% of the total construction cost, $159.0 million of which is payable during 2011. In the current challenging financing environment, it may be difficult to obtain secured debt to finance these purchases or raise debt or equity in the capital markets.

The restructuring of the two Deutsche Bank credit facilities, the new $800 million secured term loan facility and the new $32.3 million term loan facility are subject to completion of definitive documentation. Furthermore, the draw down under Deutsche Bank credit facility to finance the construction of the Ocean Rig Mykonos is subject to our obtaining suitable employment for the drillship by August 2011. If we are unable to draw down under our loan agreements, we may not be able to obtain additional financing at all or on terms acceptable to us and unless we are successful in obtaining debt financing, or raising additional equity capital, we may not be able to complete these transactions. If for any reason we fail to take delivery of our two newbuilding drillships or our 10 newbuilding oil tankers, we would be prevented from realizing potential revenues from these projects and we could also lose our deposit money, which as of December 31, 2010, amounted to $697.6 million and $122.8 million, respectively, and incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell to third parties those newbuildings to the extent completed.

Construction of vessels is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We have entered into contracts with an established Chinese shipyard for the construction of two Panamax drybulk carriers, which we expect to take delivery of in November 2011 and January 2012, respectively. We, through our majority-owned subsidiary, Ocean Rig UDW, have also entered into contracts with Samsung for the construction of two ultra-deepwater drillships, which we expect to take delivery of in July 2011 and September 2011, respectively. In addition, we have also entered into contracts with Samsung for the construction of five Aframax and five Suezmax high specification tankers, which we expect to take delivery of between April 2011 and December 2013. Currently, each of our newbuilding vessels is expected to be delivered to us on time.

From time to time in the future, we may undertake new construction projects and conversion projects. In addition, we make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our vessels become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

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

These factors may contribute to cost variations and delays in the delivery of our newbuilding vessels. Delays in the delivery of these newbuilding vessels or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract or charter agreement, pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for vessel upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our vessels that may undergo upgrade, refurbishment and repair may not earn a dayrate or charter hire, respectively, during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

In the event our counterparties do not perform under their agreements with us for the construction of our newbuilding vessels and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We took delivery of our newbuilding drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia, on January 3, 2011 and March 30, 2011, respectively, from Samsung, which is located in South Korea. Currently, we have newbuilding contracts with Samsung for the construction of two sixth generation, advanced capability ultra-deepwater drillships, which are scheduled to be delivered in July 2011 and September 2011, respectively. As of December 31, 2010, we have made total yard payments in the amount of approximately $697.6 million for these two drillships and we have remaining yard installments in the amount of $766 million billion before we take possession of these drillships.

In addition, we have entered into an option contract with Samsung to construct up to four additional ultra-deepwater drillships, with an estimated construction cost of $600.0 million each, which would be “sister-ships” to our current drillships and would have the same specifications as the Ocean Rig Poseidon, one of our two drillships under construction. Each of the four options to build a drillship may be exercised by November 2011, with vessel deliveries ranging from 2013 to 2014 depending on when the options are exercised. We paid a non-refundable deposit of $99.0 million in the aggregate to secure this contract. Pursuant to the Drillship Master Agreement dated November 22, 2010, on February 25, 2011 and on March 18, 2011 the Company made additional payments to Samsung totaling $20 million in exchange for certain amendments to the originally agreed terms and conditions.

We took delivery of our newbuilding tankers, Saga and Vilamoura on January 18, 2011 and March 23, 2011, respectively, from Samsung. We have newbuilding contracts with Samsung for the construction of an additional 10 high-specification tankers, consisting of five Aframax and five Suezmax tankers, which are scheduled to be delivered to us between April 2011 and December 2013. As of December 31, 2010, we have made total yard payments in the amount of approximately $94.3 million for these ten tankers and we have remaining yard installments in the amount of $548.3 million before we take possession of these tankers.

Furthermore, we currently have newbuilding contracts with an established Chinese shipyard for the construction of two Panamax drybulk vessels scheduled to be delivered to us in November 2011 and January 2012. As of December 31, 2010, we have made total yard payments in the amount of approximately $13.2 million for these two vessels and we have remaining yard installments in the amount of $52.9 million before we take possession of these vessels.

In the event our counterparties under the construction contracts discussed above do not perform under their agreements with us and we are unable to enforce certain refund guarantees with third party banks due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Our loan agreement for the Ocean Rig Mykonos requires us to secure employment for that drillship by August 2011 at a minimum specified dayrate and for a minimum specified term, which we have not yet satisfied.

Our ability to borrow amounts under our current credit facilities, including our cash requirements relating to the purchase of our two newbuilding ultra-deepwater drillships, is subject to the satisfaction of certain conditions precedent and compliance with terms and conditions included therein. In particular, our lenders under our $562.5 million loan agreement for financing of the Ocean Rig Mykonos are not required to fund drawdowns by us under such loan agreement and we will be required to repay all outstanding amounts in the event we do not obtain, by August 2011 an employment contract for the drillship at minimum dayrates of $545,000 for a two year contract, $550,000 for a three year contract and $510,000 for a five year contract and with charterers that are satisfactory to such lenders. Due to competition for drilling contracts, we may find it difficult to secure employment meeting these requirements. We have not secured employment for the Ocean Rig Mykonos. Prior to each drawdown of the two Deutsche Bank credit facilities, we will be required, among other things, to satisfy minimum security value requirements, and, prior to our entry into suitable employment contracts, as required by the loan agreement, we are required to meet such minimum security value requirement with additional cash collateral. To the extent that we are not able to satisfy these requirements, which may also occur if the value of our drilling units declines, we will not be able to draw down any amount under our credit facilities without obtaining a waiver or consent from the lender, which may be withheld by the lender.

If for any reason we fail to take this delivery of the Ocean Rig Mykonos, we would be prevented from realizing potential revenues from these newbuilding projects, we could also lose our deposit money, which as of December 31, 2010 amounted to $ 322.8 million in the aggregate for the Ocean Rig Mykonos, and we could incur additional costs and liability to Samsung, which may pursue claims against us under our newbuilding construction contracts and retain and sell to third parties such newbuildings to the extent completed.

We may be unable to secure ongoing drilling contracts, including for our one uncontracted drillship under construction, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our cash flow obligations with respect to our indebtedness.

We have not yet secured drilling contracts for one of our newbuilding drillships, the Ocean Rig Mykonos, scheduled to be delivered to us during the third quarter of 2011. The existing drilling contracts for our drilling units currently employed are scheduled to expire from the fourth quarter of 2011 through the first quarter of 2013. We cannot guarantee that we will be able to obtain contracts for our one uncontracted newbuilding drillship or, upon the expiration or termination of the current contracts, for our drilling units currently employed or that there will not be a gap in employment between current contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates which we receive for the reemployment of our current drilling units are reduced, we will recognize less revenue from their operations. In addition, delays under existing contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the two newbuilding drillships we have agreed to acquire, or we may be forced to enter into contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

We will depend upon the spot market in our tanker segment and any decrease in spot charter rates may adversely affect our financial condition and results of operations.

We currently employ our two operating tankers in spot market pools managed by Heidmar Inc., a company related to our Chairman and Chief Executive Officer. We intend to employ our remaining 10 newbuilding tankers, three of which are scheduled to be delivered to us in 2011, in spot market pools and as a result, our results of operations in our tanker segment will be significantly affected by conditions in the oil tanker spot market. The spot market is highly volatile and fluctuates based on tanker and oil supply and demand. The successful operation of our tankers in spot market pools depends on, among other things, our pool manager’s ability to obtain profitable charters and minimizing, to the extent possible, time spent waiting for charters and traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below operating costs of vessels. Future spot rates may decline significantly and may not be sufficient for us to operate our tankers profitably, which would have an adverse impact on our financial condition and results of operations.

The removal of any tanker vessels from the Sigma or Blue Fin tanker pools or any other pooling arrangement may adversely affect our operating results.

We currently employ our two operating tankers in spot market pools managed by Heidmar Inc., a related party, and we intend to employ our remaining 10 newbuilding tankers, three of which are scheduled to be delivered to us in 2011, in spot market pools. If we remove any tankers vessels from our pooling arrangements to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. If for any reason our tanker vessels or any third party vessels cease to participate in the Sigma tanker pool or the Blue Fin tanker pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations could be harmed.

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

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates for our drybulk vessels.

We charter our drybulk carriers to customers primarily pursuant to long-term or short-term time charters, which generally last from several days to several weeks, and long-term time charters, which can last up to several years. As of April 12, 2011, 34 of our drybulk vessels were employed under time charters with an average duration of two years. We may in the future extend the charter periods for additional vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into 34 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Most of our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2010, the fair value of our interest rate swaps was a liability of $231 million.

We depend entirely on TMS Bulkers and TMS Tankers to manage and charter our drybulk fleet and our tankers under construction, respectively.

With respect to our operations in the drybulk and tanker shipping sectors, we currently have five employees, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, our Senior Vice President Head of Accounting and Reporting and our Internal Auditor. As of January 1, 2011, we subcontract the commercial and technical management of our drybulk fleet and tankers under construction, including crewing, maintenance and repair to TMS Bulkers and TMS Tankers Ltd. (“TMS Tankers”), respectively. TMS Bulkers and TMS Tankers are beneficially majority-owned by our Chairman and Chief Executive Officer, Mr. George Economou and members of his immediate family. The remaining capital stock of TMS Bulkers and TMS Tankers is beneficially owned by the sister of Mr. Economou, Ms. Chryssoula Kandylidis, who serves on our board of directors. The loss of the services or TMS Bulkers or TMS Tankers or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against TMS Bulkers and TMS Tankers if they default on their obligations to us, you will have no recourse against either of them. Further, we are required to seek approval from our lenders to change our manager.

Under our management agreements with TMS Bulkers and TMS Tankers, TMS Bulkers and TMS Tankers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Bulkers and TMS Tankers, its employees or agents and in such case TMS Bulkers’s and TMS Tankers’s liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Bulkers and TMS Tankers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by TMS Bulkers and TMS Tankers to perform their obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify TMS Bulkers and TMS Tankers and their employees and agents against any losses incurred in the course of the performance of the agreement.

TMS Bulkers and TMS Tankers are privately held company and there is little or no publicly available information about them.

The ability of TMS Bulkers and TMS Tankers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair TMS Bulkers’s and TMS Tankers’s financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless TMS Bulkers or TMS Tankers began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting TMS Bulkers and TMS Tankers, even though these problems could have a material adverse effect on us.

We are dependent upon key management personnel, particularly our Chairman and Chief Executive Officer Mr. George Economou.

Our continued operations depend to a significant extent upon the abilities and efforts of our Chairman and Chief Executive Officer, Mr. George Economou. The loss of Mr. Economou’s services to our Company could adversely affect our discussions with our lenders and management of our fleet during this difficult economic period and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our personnel, including Mr. Economou.

Our Chairman, Chief Executive Officer has affiliations with TMS Bulkers and TMS Tankers which could create conflicts of interest.

Our major shareholder is controlled by Mr. George Economou, who controls four entities that, in the aggregate, are deemed to beneficially own, directly or indirectly, approximately 13.9% of our outstanding common shares as of April 12, 2011 and a majority of the capital stock of TMS Bulkers and TMS Tankers. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and TMS Bulkers and TMS Tankers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers and tankers managed by other companies affiliated with TMS Bulkers or TMS Tankers and Mr. Economou.

In particular, TMS Bulkers or TMS Tankers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

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

If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry docking or special survey, that vessel or unit would be unable to carry cargo or operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

The hull and machinery of every commercial drybulk vessel, tanker and drilling unit must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention (“SOLAS”). All of our drybulk vessels are certified as being “in class” by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping). Both our drilling rigs are certified as being “in class” by De Norske Veritas (DNV). The Leiv Eiriksson completed the 5-year class in 2006 and the Eirik Raude in 2007. The Leiv Eiriksson and the Eirik Raude are due for their next Special Periodic Survey in the first quarter of 2011 and 2012, respectively, while the Ocean Rig Corcovado, the Ocean Rig Olympia, and our drillships under construction are due for their first Special Periodical Survey in 2016. Saga, our tanker that was delivered to us in January 2011, Vilamoura, the tanker delivered to us in March 2011 are due for their first Special Periodical Survey in January 2016.

A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel or drilling unit does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports, or operate, and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry cargo or be employed, or operate, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The aging of our drybulk carrier fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of April 12, 2011, the 35 vessels in our drybulk carrier fleet had an average age of 8.1 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Our vessels and drilling units may suffer damage and we may face unexpected dry docking costs, which could adversely affect our cash flow and financial condition.

If our drybulk vessels or tankers suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.

If our drilling units suffer damage, they may need to be repaired at a yard facility. The costs of discontinued operations due to repairs are unpredictable and can be substantial. The loss of earnings while our rigs are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

We may not be able to maintain or replace our drilling units as they age.

The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing drilling units to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drilling units.

Currently, our revenues in our offshore drilling segment depend on two drilling rigs and two drillships, which are designed to operate in harsh environments. The damage or loss of either of these drilling rigs could have a material adverse effect on our results of operations and financial condition.

Our revenues in our offshore drilling segment are dependent on two drilling rigs, the Eirik Raude, which is currently operating offshore of Ghana, and the Leiv Eiriksson, which is currently operating in the Black Sea, and the drillship Ocean Rig Corcovado, which is currently earning mobilization and winterization fees under its contract with Cairn Energy plc (“Cairn”) and is scheduled to commence drilling and related operations in Greenland in May 2011. The Ocean Rig Olympia is scheduled to commence in the second quarter of 2011 contracts to drill a total of five wells with Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd. (collectively, “Vanco”) for exploration drilling offshore of Ghana and Cote d’Ivoire. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time, despite our comprehensive loss of hire insurance policy. As long as we have only three drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues in our offshore drilling segment for the time that a rig or drillship is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. Dollars but currently incur approximately 50% of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. Dollar, primarily the Euro. Our principal currency for our operations and financing for the offshore drilling sector is the U.S. Dollar. The dayrates for our two drilling rigs, the Leiv Eiriksson and the Eirik Raude, and our drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia, our principal source of revenues in the offshore drilling sector, are quoted and received in U.S. Dollars. The principal currency for operating expenses in the offshore drilling sector is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses are paid in Norwegian Kroner (NOK), Great British Pound (GBP), Canadian dollar (CAD) and Euro (EUR). Because a significant portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, which could affect the amount of net income that we report in future periods. We use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder’s holding period of our common shares. See “Item 10.E Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986 (the “Code”), 50% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves and certain of our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

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

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to non-corporate U.S. shareholders. In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2013 or later will be taxed at graduated tax rates applicable to ordinary income.

In addition, legislation has been previously proposed in the U.S. Congress that would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that if this legislation were enacted, the preferential tax rates of federal income tax may no longer be applicable to distributions received from us. As of the date of this prospectus, it is not possible to predict with certainty whether this proposed legislation will be enacted.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our drilling units could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

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

A spin-off of our offshore drilling or tanker segment may have adverse tax consequences to shareholders.

Sometime in 2011, we may distribute, or spin-off, a voting and economic interest in our majority-owned subsidiary, Ocean Rig UDW, formerly known as Primelead Shareholders Inc., which owns and operates our drilling units. Also in 2011, we may spin-off our wholly-owned subsidiary, Olympian Heracles Holding Inc. (“Olympian Heracles Holding”), which owns our existing tanker Vessel and the construction contracts for our newbuilding tanker vessels. A spin-off of Ocean Rig UDW or Olympian Heracles Holding may be a taxable transaction to our shareholders depending upon their country of residence. A shareholder may recognize taxable gain and be subject to tax as a result of receiving shares of Ocean Rig UDW or Olympian Heracles Holding in the spin-off, notwithstanding that cash had not been received. In addition, after the spin-off, Ocean Rig UDW or Olympian Heracles Holding may be treated as a PFIC, which would have adverse U.S. federal income tax consequences to a U.S. shareholder of Ocean Rig UDW or Olympian Heracles Holding. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such U.S. shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Ocean Rig UDW or Olympian Heracles Holding, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period in such shares. In the alternative, Ocean Rig UDW or Olympian Heracles Holding may issue shares of its common stock in a public offering. If as a result of such issuance, our ownership of Ocean Rig UDW or Olympian Heracles Holding was reduced to less than 25% (but more than 0%) of the outstanding capital stock of such entity, our ownership of Ocean Rig UDW or Olympian Heracles Holding common stock could be treated as a passive asset for purposes of determining whether we are a PFIC for U.S. federal income tax purposes.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We may be subject to premium payment calls because we obtain some of our insurance through protection and indemnity associations.

For our drybulk vessels, we may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world’s commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Although there is no cap to the amount of such supplemental calls, historically, supplemental calls for our fleet have ranged from 0% to 40% of the annual insurance premiums, and in no year were such amounts material to the results of our operations. For the drilling units, we may be subject to increased premium payments, or calls, in amounts based on our claim records.

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

During our drilling operations in the past, we, through our subsidiary Ocean Rig UDW, have caused the release of oil, waste and other pollutants into the sea and into protected areas, such as the Barents Sea where on April 12, 2005, we discharged less than one cubic meter of hydraulic oil. While we conduct maintenance on our drilling units in an effort to prevent such releases, future releases could occur, especially as our rigs age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our drilling units, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

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

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2010, we had approximately 564 employees, the majority of whom are permanent crew employed on the Leiv Eiriksson, the Eirik Raude and the Ocean Rig Corcovado. We will need to recruit additional qualified personnel as we take delivery of our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

Currently, none of our employees are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the U.K. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business.

Our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drilling unit are generally fixed regardless of the dayrate being earned. Therefore, our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units but rather use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate, as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Relating to Our Common Stock

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, approximately 13.9% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of April 12, 2011, our Chairman and Chief Executive Officer, Mr. George Economou, may be deemed to beneficially own, directly or indirectly, approximately 13.9% of the outstanding shares of our common stock and therefore may have the power to exert considerable influence over our actions. The interests of our Chairman and Chief Executive Officer may be different from your interests.

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

Our common shares commenced trading on the NASDAQ National Market, now the NASDAQ Global Market, in February 2005. Our common shares now trade on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

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

Recently, the trading price of our common stock has fallen below $5.00 and if it remains below that level, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

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

Under our stockholders’ rights plan adopted in 2008, amended in 2009 and further amended in 2010, our board of directors declared a dividend of one preferred share purchase right, or a right, to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding common share. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock. The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to the offering.

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

A. History and development of the Company

DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed in September 2004. Our executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece. Our telephone number is 011-30-210-809-0570.

Business Development and Capital Expenditures

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

On May 7, 2009, we entered into another ATM Equity Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and filed a prospectus supplement for the sale of up to $475.0 million of common shares, pursuant to which we sold 69,385,000 shares. The net proceeds of this offering amounted to $464.9 million after commissions.

On July 9, 2009, we entered into an agreement with entities affiliated with our Chairman and Chief Executive Officer to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW. The consideration paid for the 25% interest in Ocean Rig UDW consisted of a one-time $50.0 million cash payment upon the closing of the transaction, and the issuance of 52,238,806 shares of Series A Convertible Preferred Stock with an aggregate face value of $280.0 million. The holders of our Series A Convertible Preferred Stock have demand Registration Rights exercisable at any time.

In November 2009, we offered $460 million aggregate principal amount of our 5% convertible senior notes due December 1, 2014 (the “Notes”) resulting in net proceeds of $447.8 million. Concurrently with the offering of the Notes, we offered up to 26,100,000 common shares to loan to Deutsche Bank AG, London Branch pursuant to a share lending agreement.

In April 2010, we issued $240 million aggregate principal amount of Notes, resulting in net proceeds of $237.2 million, after commissions. Concurrently with that offering, we offered up to 10,000,000 common shares to loan to Deutsche Bank AG, London Branch pursuant to a share lending agreement.

In September 2010, we filed a registration statement on Form F-3ASR (Registration No. 333-169235) and a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to $350.0 million shares of common stock, pursuant to a sales agreement that we entered into with Deutsche Bank Securities Inc. From September 2010 through December 2010, we issued an aggregate of 74,818,706 common shares. The net proceeds, after deducting underwriting commissions of 2.0% and other issuance fees, amounted to $342.3 million.

In December 2010, Ocean Rig UDW, our majority-owned subsidiary, completed the Private Placement, in which it offered and sold an aggregate of 28,571,428 of its common shares (representing approximately 22% of the outstanding common stock of Ocean Rig UDW) in an offering made to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act at a price of $17.50 per share. A company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of the outstanding capital stock of Ocean Rig UDW, in the Private Placement. We received approximately $488.3 million in net proceeds from the Private Placement. Following the Private Placement, we own approximately 78% of the total issued and outstanding common stock of Ocean Rig UDW.

Also in December 2010, we entered into a share purchase program for the purchase of up to a total of $25.0 million of common stock of Ocean Rig UDW, which we may purchase from time to time through March 31, 2011 for cash in open market transactions on the Norwegian OTC market at prevailing market prices or in privately negotiated transactions at a maximum price of $17.50 per share. As of April 8, 2011, no share purchases have been made under this program.

In January 2011, pursuant to the terms of the Securities Purchase Agreement dated July 9, 2009 and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), all of the conditions for the mandatory conversion of 25% of our 52,238,806 shares of Series A Convertible Preferred Stock into 10,242,903 shares of common stock were met on December 31, 2010, the contractual delivery date of the Ocean Rig Corcovado. In connection with the delivery of the newbuilding drillship Ocean Rig Olympia on March 30, 2011, all of the conditions for the mandatory conversion of an additional 13,059,701 shares of Series A Convertible Preferred Stock into an additional 10,242,903 shares of common stock were met on March 31, 2011, the contractual delivery date of the drillship. Following the mandatory conversion of such shares as described above, we had 31,923,010 shares of Series A Convertible Preferred Stock outstanding as of April 12, 2011, of which 26,119,404 shares represent the remaining 50% of the shares of Series A Convertible Preferred Stock issued on July 9, 2009 under the Securities Purchase Agreement and 5,803,606 shares represent accrued stock dividends issuable in connection with the conversion of the 26,119,402 shares or 50% of the shares of Series A Convertible Preferred Stock into shares of common stock, as set forth under the Certificate of Designations.

As of April 12, 2011, we had 399,136,033 common shares issued and outstanding.

During the year ended December 31, 2008, we purchased a total of seven drybulk carriers for an aggregate purchase price of $779.4 million, and sold seven vessels for an aggregate sale price of $401.1 million. In addition, as discussed further below, we, through our acquisition of Ocean Rig ASA, acquired two ultra-deep water semi-submersible drilling rigs. We also exercised a purchase option to acquire two newbuilding ultra-deepwater advanced capability drillships for an aggregate purchase price of $1.40 billion of which $766.0 million was outstanding as of December 31, 2010, which we expect to finance with borrowings under the two Deutsche Bank credit facilities following the restructuring of these facilities, which is subject to completion of definitive documentation. The draw down under the loan agreement to finance the construction cost of the Ocean Rig Mykonos is further subject to our obtaining suitable employment for the drillship, as required under the loan agreement.

During 2009 we: (i) took delivery of two newbuilding drybulk vessels, which we purchased for an aggregate price of $70.5 million; (ii) concluded the sale of one drybulk vessel for a sale price of $30.8 million which was contracted during 2008; (iii) contracted for the sale of two drybulk vessels during 2009 for an aggregate sale price of $43.5 million which were both delivered in 2010; (iv) cancelled the remaining of the fourteen contracts which we had entered into in 2008 and incurred a cancellation fee of $49.2 million, including the contracts for the construction of five Capesize newbuilding vessels; (v) acquired construction contracts for two newbuilding ultra-deepwater drillships for an aggregate purchase price of $1.38 billion a portion of which we financed with borrowings under our $325.0 million short-term facility and of which $576.5 million was outstanding as of December 31, 2010,; (vi) concluded the sale of three Capesize newbuildings, which were contracted in 2007 and 2008 and incurred a cancellation fee of $80.0 million; (vii) concluded the sale of the subsidiary that had previously contracted for the purchase of newbuilding drybulk carrier H2089 and incurred a cancellation fee of $20.0 million; and (viii) cancelled the acquisition of two newbuilding hulls, for which we entered into construction contracts in 2007 for an aggregate purchase price of $108.5. In addition, we also we issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. in connection with the disposal of three newbuilding Capesize vessels.

During 2010, we (i) contracted for the construction of two newbuilding drybulk vessels scheduled to be delivered to us in 2011 and 2012, respectively, for a purchase price of $66.1 million, of which $52.9 million was outstanding as of December 31, 2010; (ii) contracted for the acquisition of one drybulk vessel for a purchase price of $43.0 million, which was delivered to us in 2010; (iii) completed the sale of three drybulk vessels for an aggregate sales price of $77.2 million, of which two vessels were contracted in 2009 and one vessel was contracted in 2010; (iv) entered into and subsequently novated to Ocean Rig UDW, our majority-owned subsidiary, a contract for the option to construct of up to four additional newbuilding drillships, in connection with which we paid an aggregate of $99.0 million in non-refundable slot-reservation fees upon our entry into the contract; and (v) entered into contracts for the construction of six Aframax and six Suezmax tankers scheduled to be delivered to us between 2011 and 2013 for an aggregate purchase price of $771.0 million of which $648.3 million is outstanding as of December 31, 2010, which we have financed in part with borrowings under our $70.0 million and $32.3 million loan facilities.

In January and March 2011, we took delivery of two of our four drillships under construction and two of our twelve tanker vessels under construction.

On April 12, 2011, Ocean Rig UDW announced the pricing of $500 million aggregate principal amount of 9.5% Senior Unsecured Bonds Due 2016 offered in a private placement. The proceeds of the offering are expected to be used to finance Ocean Rig’s newbuilding drillships program and general corporate purposes. The offering is scheduled to close on April 27, 2011, subject to customary closing conditions.

We are engaged in the ocean transportation services of drybulk cargoes and crude oil worldwide through the ownership and operation of drybulk carrier vessels and oil tankers and offshore drilling services through the ownership and operation of ultra-deepwater drilling units.

As of the year ended December 31, 2010, our operating fleet consisted of 37 drybulk carriers, comprised of seven Capesize, 28 Panamax and two Supramax vessels, and two drilling rigs. In addition, as of December 31, 2010, we had under construction two Panamax drybulk vessels, four advanced capability, ultra-deepwater drillships and 12 oil tankers, comprised of six Aframax and six Suezmax vessels. In addition, in November 2010, the Company entered into an option contract for the construction of up to four additional drillships. In December 2010 this contract was novated to Ocean Rig UDW.

B. Business Overview

We are a Marshall Islands corporation with our principal executive offices in Athens, Greece. We were incorporated in September 2004. As of April 12, 2011, we owned, through our subsidiaries, a fleet of 35 drybulk carriers comprised of seven Capesize, 26 Panamax and two Supramax vessels, which have a combined deadweight tonnage of approximately 3.2 million dwt, and had contracts for two Panamax newbuilding drybulk carriers of 76,000 dwt each scheduled for delivery in the fourth quarter of 2011 and the first quarter of 2012, respectively. In May 2010, we agreed to acquire a Panamax vessel, the MV Amalfi (ex Gemini S), which was delivered to us in August 2010, and agreed to sell one of our Panamax vessels, the MV Xanadu, which we delivered to the new owner in September 2010. In addition, we sold our Panamax vessel, the MV Primera, which was delivered to the new owner on April 4, 2011. Our drybulk fleet principally carries a variety of drybulk commodities including major bulk items such as coal, iron ore, and grains, and minor bulk items such as bauxite, phosphate, fertilizers and steel products. As of April 12, 2011, the average age of the vessels in our drybulk fleet was 8.1 years. We are also an owner and operator of two ultra-deepwater semi-submersible drilling rigs and two ultra-deepwater drillships and have contracted for the construction of two additional ultra-deepwater drillships, which are discussed below in more detail. In addition, we have entered into an option contract to construct up to four additional ultra-deepwater drillships, which may be exercised at any time on or prior to November 22, 2011, with vessel deliveries ranging from 2013 to 2014, depending on when the options are exercised. Furthermore, we have contracted with Samsung for the construction of 12 high specification tankers, comprised of six Aframax and six Suezmax tankers, two of which were delivered to us in January and March 2011, respectively, and the remaining tankers under construction are scheduled to be delivered to us between April 2011 and December 2013.

Our Drybulk Vessels

As of April 12, 2011, thirty-four of our vessels are currently employed under time charters, with an average remaining duration of two years, and one of our vessels is currently employed on bareboat charter. Five of our vessels are currently employed on the spot market.

As of January 1, 2011, all of our drybulk carriers are managed by TMS Bulkers under separate ship management agreements. Mr. George Economou, our Chairman and Chief Executive Officer, has been active in shipping since 1976 and formed TMS Bulkers in 2010, a successor to its affiliate, Cardiff Marine Inc. (“Cardiff”), which was formed in 1991. We are related with TMS Bulkers, a Marshall Islands corporation with offices in Greece, which is responsible for all technical and commercial management functions of our drybulk fleet. We believe that TMS Bulkers, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. TMS Bulkers is beneficially majority-owned by our Chairman and Chief Executive Officer, Mr. Economou, and members of his immediate family. The remaining capital stock of TMS Bulkers is beneficially owned by Ms. Chryssoula Kandylidis, who serves on our board of directors.

TMS Bulkers provides comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. TMS Bulker’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. TMS Bulkers, through Cardiff, its predecessor, completed early implementation of the IMO and ISM Code, in 1996. TMS Bulkers has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and is ISO 14001 certified in recognition of its commitment to overall quality.

Our Drilling Units

We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and two sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, which we took delivery of on January 3, 2011 and the Ocean Rig Olympia, which we took delivery of on March 30, 2011. We have newbuilding contracts with Samsung for the construction of two sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos. These newbuilding drillships are currently scheduled for delivery in July 2011 and September 2011, respectively. These newbuilding drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia are “sister-ships” constructed by the same shipyard to the same high-quality design and vessel specifications.

In November 2010, we entered into a contract with Samsung that granted us options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia and the two drillships currently under construction and would have the same specifications as the Ocean Rig Poseidon, one of our two drillships under construction. Each of the four options may be exercised at any time on or prior to November 22, 2011, with vessel deliveries ranging from 2013 to 2014 depending on when the options are exercised. We estimate the total construction cost to be $600.0 million per drillship. We paid a non-refundable slot reservation fee of $24.8 million per drillship, which fee will be applied towards the drillship contract price if the options are exercised. In December 2010, we novated the option agreement to Ocean Rig UDW, at a cost of $99.0 million. As of March 25, 2011, no options have been exercised under the contract. Pursuant to the Drillship Master Agreement dated November 22, 2010, on February 25, 2011 and on March 18, 2011 the Company made additional payments to Samsung totaling $20 million in exchange for certain amendments to the originally agreed terms and conditions.

We acquired our two drilling rigs, the Leiv Eiriksson and the Eirik Raude, through our acquisition of Ocean Rig ASA, a Norwegian offshore drilling services company whose shares were listed on the Oslo Stock Exchange, in a series of transactions from December 2007 to July 2008. In April 2008, we, through our subsidiary, DrillShips Investment Inc., exercised an option to acquire the Ocean Rig Poseidon and the Ocean Rig Mykonos. In May 2009, we acquired Drillships Holdings Inc., from certain unrelated parties and certain entities affiliated with our Chairman and Chief Executive Officer, which owned the construction contracts for the Ocean Rig Corcovado and the Ocean Rig Olympia.

Our existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, our majority-owned subsidiary. Ocean Rig AS also provides supervisory management services, including onshore management, to the Ocean Rig Corcovado and our newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. As of December 2010, we terminated our management agreements with Cardiff for supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.

The Leiv Eiriksson is employed under a contract with Petrobras Oil & Gas B.V. (“Petrobras Oil & Gas”), which we refer to as the Petrobras contract, for exploration drilling in the Black Sea at a maximum dayrate rate of $583,000. Under the Petrobras contract, the rig has had an earnings efficiency of 90% from the commencement of drilling operations on February 24, 2010 through December 31, 2010. The Petrobras contract was scheduled to expire in October 2012; however, the Company has entered into an agreement whereby the Petrobras contract will terminate and the rig will be released on or about May 1, 2011, following which the rig is scheduled to commence a contract with a term of approximately six months with Cairn for drilling operations in Greenland at a maximum operating dayrate of $550,000 and a mobilization fee of $7.0 million plus fuel costs. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. Pursuant to the agreement discussed above, following the delivery of the Ocean Rig Poseidon from the shipyard, the Ocean Rig Poseidon is scheduled to commence a contract with Petrobras Tanzania Limited (“Petrobras Tanzania”), which is a company related to Petrobras Oil & Gas, for exploration drilling in Tanzania and West Africa, described below.

The Eirik Raude is employed under a contract with Tullow Oil plc (“Tullow Oil”), which we refer to as the Tullow Oil contract, for development drilling offshore of Ghana at a weighted average dayrate of $637,000, based upon 100% utilization. On February 15, 2011, the dayrate will increase to a maximum of $665,000, which rate will be effective until expiration of the contract in October 2011, following which the rig is scheduled to commence a two-well contract with Borders & Southern plc (“Borders & Southern”) for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $540,000 and a mobilization/demobilization fee of $28.0 million, including fuel costs. Our customer has an option to extend this contract to drill up to an additional three wells, in which case the dayrate would be reduced to between $540,000 and $530,000, depending on whether the option is exercised for one to three wells and the timing of such exercise. The estimated duration for the two-well program, including mobilization/demobilization periods, is approximately 140 days, and we estimate that the optional period to drill an additional three wells would extend the contract term by approximately 135 days.

The Ocean Rig Corcovado is employed under a contract with Cairn for a period of approximately ten months, under which the drillship is scheduled to commence drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, we are entitled to a mobilization fee of $17.0 million, plus fuel costs, and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011.

The Ocean Rig Olympia is scheduled to commence in the second quarter of 2011 contracts to drill a total of five wells with Vanco, for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The aggregate contract term is for approximately one year, subject to our customer’s option to extend the term for (i) one additional well, (ii) one additional year, or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five well program reaches its target depth.

The Ocean Rig Poseidon is scheduled to commence a contract with Petrobras Tanzania in the third quarter of 2011 for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel.

We may sell a minority voting and economic interest in our majority-owned subsidiary, Ocean Rig UDW, in a public offering sometime in 2011. Alternatively, we may distribute, or spin-off, a minority voting and economic interest in Ocean Rig UDW to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Ocean Rig UDW comprises our entire offshore drilling segment, which represented approximately 62.6% of our total assets as of December 31, 2010 and 46.8% of our total revenues for the year ended December 31, 2010. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

Our Tankers

We currently own and operate one Aframax tanker, Saga, which we took delivery of on January 18, 2011 and one Suezmax tanker, Vilamoura, which we took delivery of on March 23, 2011. We have contracts with Samsung for the construction of an additional five high specification Aframax tankers and five high specification Suezmax tankers, scheduled to be delivered to us between April 2011 and December 2013.

We currently operate our two existing tankers under pooling arrangements that are managed by Heidmar Inc., a company related to our Chairman and Chief Executive Officer. See “Item 7.B Related Party Transactions — Pooling Arrangements.”

To increase vessel utilization and thereby revenues, we participate in commercial pools with other like-minded shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools consist of experienced commercial owners and operators, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. Vessel pool arrangements provide the benefits of large-scale operating and chartering efficiencies that might not be available to smaller fleets. Under these pooling arrangements, the vessels operate under a spot charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool. When the vessel is off-hire, the vessel’s owner generally is not entitled to payment for the period of off-hire, unless the charterer of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability.

We employ the Aframax tanker Saga in the Sigma tanker pool, which currently consists of 47 Aframax tankers, with twelve different pool partners, and we intend to employ our remaining five newbuilding Aframax tankers in the Sigma tanker pool.

We employ the Suezmax tanker Vilamoura in the Blue Fin tanker pool, which currently consists of 18 Suezmax tankers with eight different pool partners, and we intend to employ our remaining five newbuilding Suezmax tankers in the Blue Fin tanker pool. We believe the Blue Fin tanker pool is the second largest spot-market related Suezmax tanker pool, based on number of vessels.

Each pool participant that commits vessels to the pool must be accepted into the pool in accordance with the terms and conditions of the pool agreements entered into by each of the other participants. Pool participants are responsible for, among other things:

•	maintaining their pool vessels in seaworthy condition and to the agreed technical and operational standards of the pool;

•	maintaining all required ISM certificates and keeping the pool vessel classed with a classification society that is a member of the International Association of Classification Societies, or IACS;

•	obtaining and maintaining a minimum number of agreed oil major approvals in accordance with the pool agreement;

•	providing for inspections to insure that ship inspection reports are obtained at least every six months;

•

obtaining, for its own account, in accordance with standards consistent with prudent first class owners of vessels, all relevant insurance policies for its pool vessels, including hull and machinery, protection and indemnity, or P&I, and war risk insurance policies; and

•

providing for the technical management of its pool vessels, including all matters related to vessel seaworthiness, crewing and crew administration, victualling, maintenance and repairs, drydocking, provisioning (lube oils, stores and spare parts), compliance with class requirements and compliance with the requirements of relevant authorities.

The pool manager is responsible for the commercial management of each pool vessel, which includes, among other things:

•	marketing the vessels;

•	trading pattern analysis;

•	handling of charters and employment contracts;

•	commercial operations and payment and collection of expenses and revenues relating to commercial operations;

•	handling of any post-fixture claims; and

•	budgeting, accounting and performance of the pool.

The pool manager has sole authority to fix employment for the pool vessels. The pool manager has the authority to commit each pool vessel to an employment contract, on a voyage basis or on a time charter that is consistent with the pool agreement. Pursuant to the Sigma Tankers pool agreement, Heidmar Inc., as pool manager, is entitled to receive an agency fee of $387 per day for the vessel and a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement; which increases to 1.50% of freight or charter hire in the event the pool consists of less than 20 vessels. Pursuant to the Blue Fin Tankers pool agreement, Heidmar Inc., as pool manager, is entitled to receive an agency fee of $387 per day for the vessel and a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement. The agency fees and commissions are deducted from our pool earnings. Each participant bears other expenses related to its vessel, including husbandry (launch, service, stores, crew changes, fresh water, and certain other expenses), environmental compliance, loss of hire insurance costs and vetting and customer compliance costs.

Effective January 1, 2011, each of our tanker ship-owning companies entered into new management agreements with TMS Tankers. We are related with TMS Tankers, a Marshall Islands corporation with offices in Greece, which is responsible for the technical and commercial management functions of tankers under construction. We believe that TMS Tankers, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. TMS Tankers is beneficially majority-owned by the Company’s Chief Executive Officer, Mr. Economou, and members of his immediate family. The remaining capital stock of TMS Tankers is beneficially owned by Ms. Chryssoula Kandylidis, who serves on our board of directors.

We may sell a minority voting and economic interest in our wholly-owned subsidiary, Olympian Heracles Holding, in a public offering sometime in 2011. Alternatively, we may distribute, or spin-off, a minority voting and economic interest in Olympian Heracles Holding to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Olympian Heracles Holding owns our Aframax tankers, Saga and Vilamoura and the contracts for our tankers under construction. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

Our Fleet

As of April 12, 2011, our fleet was comprised of the following vessels, including the Oliva, which was grounded.

Drybulk Vessels

	Year Built	DWT	Type	Current employment	Gross rate per day	Redelivery
						Earliest	Latest
Capesize:
Mystic	2008	170,040	Capesize	T/C	$52,310	Aug-2018	Dec-2018
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-2013	Apr-2013
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-2018	Nov-2018
Capri	2001	172,579	Capesize	Spot	(1)	Apr-2018	Jun-2018
Alameda	2001	170,662	Capesize	T/C	$27,500	Nov-2015	Jan-2016
Samsara	1996	150,393	Capesize	Spot
Brisbane	1995	151,066	Capesize	T/C	$25,000	Dec-2011	Apr-2012
Average age based on year built/ Sum of DWT/ Total number of vessels	8.7 years	1,155,813	7

Panamax:
Oliva (2)	2009	75,208	Panamax	T/C	$17,850	Oct 2011	Dec-2011
Rapallo	2009	75,123	Panamax	T/C	$15,400	Aug-2011	Oct-2011
Amalfi ex. Gemini S	2009	75,000	Panamax	T/C	$39,750	Aug-2013	Dec-2013
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-2013	Aug-2013
Majorca	2005	74,747	Panamax	T/C	$43,750	Jun-2012	Aug-2012
Sorrento	2004	76,633	Panamax	T/C	$17,300	Sep-2011	Dec-2011
Avoca	2004	76,629	Panamax	T/C	$45,500	Sept-2013	Dec-2013
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-2012	Aug-2012
Saldanha	2004	75,707	Panamax	T/C	$52,500	Jun-2012	Sep-2012
Padre	2004	73,601	Panamax	T/C	$46,500	Sept-2012	Dec-2012
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-2012	Sep-2012
Bargara	2002	74,832	Panamax	T/C	$43,750	May-2012	Jul-2012

Oregon	2002	74,204	Panamax	T/C	$16,350	Aug-2011	Oct-2011
Maganari	2001	75,941	Panamax	T/C	$14,500	Jul-2011	Sep-2011
Capitola	2001	74,816	Panamax	Spot	(1)	Jun-2013	Aug-2013
Samatan	2001	74,823	Panamax	Spot	(1)	May-2013	Jul-2013
Sonoma	2001	74,786	Panamax	T/C	$19,300	Sept-2011	Nov-2011
Ecola	2001	73,925	Panamax	T/C	$43,500	Jun-2012	Aug-2012
Levanto	2001	73,931	Panamax	T/C	$16,800	Sep-2011	Nov-2011
Coronado	2000	75,706	Panamax	T/C	$18,250	Sep-2011	Nov-2011
Conquistador	2000	75,607	Panamax	T/C	$17,750	Aug-2011	Nov-2011
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-2013	Jun-2013
Positano	2000	73,288	Panamax	T/C	$42,500	Sept-2013	Dec-2013
Marbella	2000	72,561	Panamax	T/C	$14,750	Aug-2011	Nov-2011
Ocean Crystal	1999	73,688	Panamax	T/C	$15,000	Aug-2011	Nov-2011
La Jolla	1997	72,126	Panamax	T/C	$14,750	Aug-2011	Nov-2011
Toro	1995	73,035	Panamax	T/C	$16,750	May-2011	Jul-2011
Average age based on year built / Sum of DWT/ Total number of vessels	7.8 years	2,017,271	27

Supramax:
Paros I (3)	2003	51,201	Supramax	BB	$27,135	Oct-2011	May-2012
Galveston ex. Pachino	2002	51,201	Supramax	Spot
Average age based on year built / Sum of DWT/ Total number of vessels	7.5 years	102,402	2
Totals (36)
Average age based on year built / Sum of DWT/ Total number of vessels	7.9 Years	3,275,486	36

Under Construction
Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax
Capesize 1	2012	176,000	Capesize
Capesize 2	2012	176,000	Capesize

(1)	See “Recent Developments” below concerning the charters for these vessels with KLC, a South Korean shipping company that announced on January 25, 2011 it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court.
(2)	See “Recent Developments” below concerning the recent grounding of this vessel.
(3)	The MV Paros I is employed under a bareboat charter.

Drilling Units

	Year Built or Scheduled Delivery / Generation	Design / Type	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Contract Term	Maximum Dayrate	Drilling Location
Drilling Rigs:
Leiv Eiriksson	2001 / 5th	Trosvik Bingo 9000	7,500	30,000	Petrobras Oil & Gas	Q4 2009 – Q2 2011	$583,000	Black Sea
					Cairn	Q2 2011 – Q4 2011	$550,000	Greenland
Eirik Raude	2002 / 5th	Trosvik Bingo 9000	10,000	30,000	Tullow Oil	Q4 2008 – Q4 2011	$647,000	Ghana
					Borders & Southern	Q42011 – Q2 2012	$540,000	Falkland Islands

Drillships:
Ocean Rig Corcovado	January 2011 / 6th	S10000E / D8	10,000	35,000	Cairn	Q1 2011 – Q4 2011	$560,000	Greenland
Ocean Rig Olympia	March 2011 / 6th	S10000E / D8	10,000	35,000	Vanco	Q2 2011 – Q2 2012	$415,000	West Africa
Ocean Rig Poseidon (Hull 1865)*	Q3 2011 / 6th	S10000E / D8	10,000	35,000	Petrobras Tanzania	Q3 2011 – Q1 2013	$632,000	Tanzania and West Africa
Ocean Rig Mykonos (Hull 1866)*	Q3 2011 / 6th	S10000E / D8	10,000	35,000

*	Under construction.

Tankers

	Year Built	DWT	Type	Current employment	Gross rate per day	Redelivery
						Earliest	Latest
Saga	2011	115,200	Aframax	Sigma Pool	N/A	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Blue Fin Pool	N/A	N/A	N/A

	Year Built	DWT	Type
Under construction:
Daytona	2011	115,200	Aframax
Belmar	2011	115,200	Aframax
Calida	2011	115,200	Aframax
Alicante	2012	115,200	Aframax
Mareta	2012	115,200	Aframax
Petalidi	2012	158,300	Suemax
Lipari	2012	158,300	Suezmax
Bordeira	2013	158,300	Suezmax
Esperona	2013	158,300	Suezmax
Blanca	2013	158,300	Suezmax

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

We deploy our drilling units on long-term charters, or drilling contracts that provide for a dayrate to be paid to us by the charterer. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the rig. The customer bears all fuel costs and logistics costs related to transport to/from the rig. We remain responsible for paying the operating expenses for the rigs, including the cost of crewing, catering, insuring, repairing and maintaining the rig, the costs of spares and consumable stores and other miscellaneous expenses. The lease element of revenue is recognized to the statement of operations on a straight line basis. The drilling services element of mobilization revenues, contributions from customers and the direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that deferred expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

Our drybulk vessels and drilling units operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. We employ our two operating tankers in pooling arrangements and we intend to employ our ten remaining newbuilding tankers in tanker pools as these vessels are delivered to us.

Recent Developments

On January 3, 2011, we took delivery of our newbuilding drillship, the Ocean Rig Corcovado, the first to be delivered of the four sister drillship vessels constructed by Samsung. In connection with the delivery of Ocean Rig Corcovado, the final yard installment of $289.0 million was paid and the pre-delivery loan of $115.0 million relating to the Ocean Rig Corcovado under our $230.0 million credit facility was repaid in full.

On January 4, 2011, our majority-owned subsidiary, Ocean Rig UDW, entered into contracts with Cairn for the Leiv Eiriksson and the Ocean Rig Corcovado for a drilling period of approximately six months each plus mobilization. The total contract value, including mobilization, is approximately $95.0 million for the Leiv Eiriksson and $142.0 million for the Ocean Rig Corcovado.

On January 4, 2011 the Company announced that it had entered into a firm contract with Petrobras Tanzania for its 3rd drillship newbuilding the “Ocean Rig Poseidon”. As part of this agreement the Leiv Eiriksson will be released early from the existing contract and will be made available in second quarter 2011. The firm contract period is for about 600 days plus a mobilization period. The total contract value including mobilization is $353 million.

On January 5, 2011 the Company drew down the full amount of the $325 million Deutsche Bank term loan facility, with its subsidiary Drillships Hydra Owners Inc. as borrower, for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc, (ii) financing the partial repayment of existing debt in relation to the purchase of the drillship identified as Samsung Hull 1837, or “Ocean Rig Corcovado”, and (iii) financing the payment of the final installment associated with the purchase of said drillship. Dry Ships Inc., Drillships Holdings Inc and Ocean Rig UDW Inc. are joint guarantors and guarantee all obligations and liabilities of Drillships Hydra Owners Inc

On January 18, 2011, we took delivery of our newbuilding Aframax tanker, Saga, the first to be delivered of the six Aframax and six Suezmax tankers to be constructed by Samsung. In connection with the delivery of Saga, we paid construction and construction-related costs of $46.6 million.

The vessels Capri, Capitola and Samatan, were on long term time charter to KLC pursuant to charterparties respectively dated May 6, 2008, March 3, 2008 and March 3, 2008. On January 25, 2011 KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011 KLC’s application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011 the shipowning companies’ original charter agreements with KLC were terminated by the Joint Receivers, and the shipowning companies entered into new short term charter agreements with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011 the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the original charter agreements, and (ii) damages and loss caused by the early termination of the original charter agreements.

On February 7, 2011, the Company executed definitive documentation for a $70 million secured term loan facility with an international lender to partially finance the construction costs of the newbuilding tankers, Saga and Vilamoura. As of March 30, 2011, the Company has drawn the full amount available under this facility.

On February 14, 2011 and April 12, 2011 and upon the delivery of Drillship Hull 1837 and Hull 1838, 50% of the shares of Series A Convertible Preferred Stock issued in July 2009 held by each holder, amounting to 26,119,402 were converted, at the conversion price, into 20,485,806 shares of common stock.

TMS Bulkers Ltd., managers of the MV Oliva, one of our Panamax drybulk carriers, reported that on March 16, 2011, the vessel run aground at Nightingale Island, which is part of the “Tristan Da Cunha” group of islands in the South Atlantic Ocean. At the time of the incident the vessel was on its way from Santos, Brazil to China, loaded with 65,266 metric tons of soya beans. The following day the vessel broke in two. Both the vessel and the cargo are lost and are considered to be actual total losses for insurance purposes. In addition, bunkers leaked from the damaged hull, which has affected the local birdlife and marine environment. There were no injuries to the 22 crew members on board.

TMS Bulkers activated its Emergency Response Plan and has deployed all appropriate resources in close cooperation with the local authorities to mitigate the damage arising from this accident. That response has included the attendance of a large local vessel, which was joined a few days later by a salvage tug with appropriate equipment for bird rehabilitation and oil clean-up operations, as well as salvage operations. A second tug and a small general cargo vessel also have been chartered to deliver additional equipment and a team of specialists from SANCCOB. Oil pollution experts ITOPF have been coordinating the response to the casualty, in conjunction with TMS Bulkers and the vessel’s Protection & Indemnity liability insurers (Gard). The vessel’s hull was fully insured and the Hull & Machinery insurers were notified of the loss.

We and our liability insurers are in the process of determining the potential liabilities arising from the accident and the amounts involved. We anticipate that the majority of its costs and losses will be covered by our insurance.

Pursuant to the Drillship Master Agreement dated November 22, 2010, on February 25, 2011 and on March 18, 2011 the Company made additional payments to Samsung totaling $20 million in exchange for certain amendments to the originally agreed terms and conditions.

On March 23, 2011, we took delivery of our newbuilding Suezmax tanker, Vilamoura, the second to be delivered of the six Aframax and six Suezmax tankers to be constructed by Samsung. In connection with the delivery of Vilamoura, we paid construction and construction-related costs of approximately $71.0 million.

On March 25, 2011, the Company received a commitment letter and term sheet for a new $800.0 million secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and Ocean Rig Olympia. The new secured term loan facility is subject to completion of definitive documentation and the Company intends to use a portion of the new facility to refinance its $325.0 million short term loan facility, dated December 21, 2010.

On March 28, 2011, the Company received approval from the facility agent on behalf of all lenders to restructure the two $562.5 million credit facilities, which we refer to herein as the Deutsche Bank credit facilities. The restructuring is subject to completion of definitive documentation. The main terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn will be reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by Dryships, our majority-owned subsidiary, Ocean Rig UDW Inc. will provide an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW Inc.; (iii) the Company will be permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the fixture of the drillship under its drilling contract with Petrobras Tanzania, and cash collateral deposited for this vessel will be released; and (iv) the Company will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided the Company has obtained suitable employment for such drillship no later than August 2011.

On March 30, 2011, we took delivery of our newbuilding drillship, the Ocean Rig Olympia. In connection with the delivery of Ocean Rig Olympia, the final yard installment of $288.4 million was paid and on March 18, 2011, the pre-delivery loan of $115.0 million relating to the Ocean Rig Olympia under our $230.0 million credit facility was prepaid in full.

On March 30, 2011, the Company received a firm commitment from an international lender for a $32.3 million secured term loan facility to partially finance the construction cost of the newbuilding tanker, Daytona, which is scheduled to be delivered in April 2011. This facility is subject to completion of definitive documentation, which the Company expects to occur in April 2011.

In March 2011, A U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Company’s vessel, MV Capitola, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. The court applied a fine of approximately $2.4 million and instructed Cardiff to implement an Environmental Compliance Plan, or ECP, which the vessels’ current operator, TMS Bulkers, will carry out.

On April 4, 2011, we delivered our Panamax drybulk carrier, the MV Primera, to her new owners.

On April 12, 2011 the Company concluded an order for two Capesize 176,000 dwt dry bulk vessels, with an established Chinese shipyard, for a price of $54.16 million each. The vessels are expected to be delivered in the third and the fourth quarter of 2012, respectively.

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

Customers

During the year ended December 31, 2010, four of our customers accounted for more than ten percent of our voyage revenue: Customer A (16%), Customer B (15%), Customer C (11%) and Customer D (10%). During the year ended December 31, 2009, four of our customers accounted for more than ten percent of our voyage revenue: Customer E (17%), Customer F (15%), Customer G (11%) and Customer H (10%). During the year ended December 31, 2008, two of our customers accounted for more than ten percent of our voyage revenue: Costumer I (20%) and Customer J (11%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of our Drybulk Vessels

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Prior to January 1, 2011, Cardiff, a company affiliated with our Chairman and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, with TMS Bulkers, a related party, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services.

TMS Bulkers utilizes the same experienced personnel utilized by Cardiff in providing us with comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

TMS Bulkers is beneficially majority-owned by our Chairman and Chief Executive Officer, Mr. George Economou, and members of his immediate family. The remaining capital stock of TMS Bulkers is beneficially owned by Ms. Chryssoula Kandylidis, who serves on our board of directors. Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers’s performance under the management agreements.

Management Agreements

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $2,000 based on the Euro/U.S. Dollar exchange rate at December 31, 2010) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, we will pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate in Euro 500 ($700 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day.

In addition, TMS Bulkers is entitled to a commission of 1.25% of all monies earned by the vessel, which survives the termination of the management agreement until the termination of the charter agreement then in effect or the termination of any other employment arranged prior to such termination. TMS Bulkers also receives a sale and purchase commission of 1%. Under the management agreements, we may award TMS Bulkers an annual performance incentive fee.

From September 1, 2010 through January 1, 2011, Cardiff served as our technical and commercial manager pursuant to management agreements with the terms described above. Prior to September 1, 2010, we paid management fees to Cardiff that varied according to type of management service, including chartering, technical management, accounting and financial reporting services. Moreover, effective September 1, 2010, we terminated our agreement with Cardiff, according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls.

See “Item 7.B Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drybulk Vessels.”

Consultancy Agreement—Drybulk carrier, offshore drilling and tanker segments

On September 1, 2010, we entered into a consultancy agreement with Vivid Finance Limited (“Vivid Finance”), a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by us after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Crewing and Employees

As of December 31, 2010, TMS Bulkers and TMS Tankers, employed approximately 150 people, all of whom are shore-based. In addition, TMS Bulkers and TMS Tankers] are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

Charter hire Rates

Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2008, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. During 2009, the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,235 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has further decreased in 2011 to 1,376 as of April 12, 2011.

Vessel Prices

Drybulk vessel prices, both for new-buildings and secondhand vessels, have decreased significantly since the year ended 2008 as a result of the weakening of the drybulk shipping industry. The vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea. There can be no assurance as to how long charter hire rates and vessel values will remain depressed or whether they will drop any further. Should the charter hire rates remain at these depressed levels for some time our revenue and profitability will be adversely affected.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2010, approximately 2,496.6 million tons of drybulk cargo was transported by sea, including iron ore, coal and grains representing 40.9%, 37.8% and 8.0% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,108 million tons to 2,961 million tons, an increase of 40.46%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 382 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 2,202 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.5 million tons in the second quarter of 2008 to a low of 96.2 million tons during the fourth quarter of 2008 representing a decrease of 19.5%. In 2009, seaborne trade in all drybulk commodities increased to 2,255.8 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 443.7 million tons in 2008 to 628.1 million tons in 2009. In 2010, seaborne trade in all drybulk commodities increased to 2,496.6, representing a 10.7% increase from 2009. At the current time, seaborne trade is expected to increase by 6.9% in 2011 while Chinese iron ore imports are expected to rise by 12.0%.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2011 represents approximately 22.5% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

The Effect of Recent Developments in the International Drybulk Shipping Industry on Our Business

The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. During 2009, the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,235 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has further decreased in 2011 to 1,376 as of April 12, 2011.

The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

The general decline in the drybulk carrier charter market has resulted in lower charter rates for our time charters and bareboat charters linked to the BDI.

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. We previously entered into contracts for the sale of MV La Jolla, MV Paragon, MV Delray and MV Toro for an aggregate purchase price of $245.4 million. As further discussed below, we agreed with the buyers of the MV La Jolla to retain the vessel in exchange for aggregate compensation of $9.0 million and we employ the vessel under time charter employment. Further, the sale of MV Delray will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer we are pursuing all legal remedies against the buyer. In addition, we reached an agreement with the buyers of the MV Paragon to sell the vessel for a reduced price of $30.8 million. With respect to the MV Toro, we entered into an agreement with Samsun, the buyers of the MV Toro, to sell the vessel at a reduced price of $36 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyer’s failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation and its plan of reorganization was approved by its creditors. As part of this plan, we will recoup a certain percentage of the agreed-upon purchase price.

Our Offshore Drilling Operations

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

Customers

Our drilling customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. The customers that have contracted our drilling units are predominantly the large integrated major oil companies. During 2010, our contract with Customer A accounted for 43% of our total drilling revenues, and our contract with Customer B accounted for 57% of our total drilling revenues. During 2009, our contract with Customer A accounted for 38% of our total drilling revenues, and our contract with Customer B accounted for 62% of our total drilling revenues. During 2008, our contract with Customer A accounted for 54% of our total offshore drilling revenues, our contract with Customer B accounted for 26% of our total offshore drilling revenues and our contract with Customer C accounted for 20% of our total offshore drilling revenues.

Management of Our Offshore Drilling Operations

Management Agreement

Ocean Rig AS and various other subsidiaries of Ocean Rig UDW directly manage our two drill rigs, the Leiv Eiriksson and the Eirik Raude. In April 2008, we entered into management agreements with Ocean Rig AS for the supervision of the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos, scheduled to be delivered to us in July 2011 and September 2011, respectively, In addition, the owning companies of the Ocean Rig Corcovado and the Ocean Rig Olympia, which we subsequently acquired in 2009, also entered into management agreements with Ocean Rig AS for the supervision of the construction of the two drillships on the same terms as the management agreements for the Ocean Rig Poseidon and the Ocean Rig Mykonos. The Ocean Rig Corcovado was delivered to us in January 2011 and the Ocean Rig Olympia was delivered to us in March 2011.

Under the terms of the management agreements, Ocean Rig AS, is among other things, responsible for (i) assisting in technical negotiations of construction contracts, (ii) securing contracts for the future employment the drillships, and (iii) providing commercial, technical and operational management for the drillships. Ocean Rig AS is entitled to fees of: (i) $250 per day until steel cutting; (ii) $2,500 per day from the date of steel cutting until the date of delivery of the applicable drillship to its owner; and (iii) $8,000 per day thereafter. The management fees are subject to an increase based on the U.S. Consumer Price Index for the preceding 12 months. Ocean Rig AS is also entitled to a commission fee equal to 0.75% of gross hire and charter hire for contracts or charter parties entered into during the term of the management agreement, payable on the date that the gross or charter hire money is collected. The agreements terminate on December 31, 2020, unless earlier terminated by Ocean Rig AS for non-payment within fifteen working days of request.

Effective December 21, 2010, we terminated our management agreements with Cardiff, pursuant to which Cardiff provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. Under the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship. The management agreements also provided for: (i) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. See “Item 7.B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units.” These agreements were replaced with the Global Services Agreement described below.

Until December 31, 2010, the management of the drilling rigs Leiv Eiriksson and Eirik Raude was performed by Ocean Rig UDW and its subsidiaries under the Global Service Agreement described below. With effect from January 1, 2011, the Global Service Agreement was discontinued with respect to these two drill rigs and replaced by a management agreement between Ocean Rig AS, as manager, and Ocean Rig 1 Inc. and Ocean Rig 2 Inc. as the owners of Leiv Eiriksson and Eirik Raude, respectively. The management agreement is based on cost plus principles whereby the charges to the relevant drilling units are dependant primarily upon the cost base of Ocean Rig AS and the number and type of management agreements with regard to other drilling units owned and operated by Ocean Rig UDW.

With effect from January 3, 2011, the date Ocean Rig UDW took delivery of Ocean Rig Corcovado, Drillship Hydra Owners Inc., the owner of the Ocean Rig Corcovado, entered into a management agreement with Ocean Rig AS on similar terms as the management agreement between Ocean Rig AS and the owning companies of our two drilling rigs. The management agreement originally entered into for the Ocean Rig Corcovado described above was discontinued from the same date. Ocean Rig AS entered into new management agreements for each of the Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos effective from delivery of the respective drillship.

Global Services Agreement

Effective December 21, 2010, we entered into a global services agreement (the “Global Services Agreement”) with Cardiff, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which we have engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for our offshore assets, including our drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of our offshore assets, including our drilling units. In consideration of such services, Cardiff is entitled to a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

Crewing and Employees

As of December 31, 2010, our majority-owned subsidiary, Ocean Rig UDW and its management subsidiaries (collectively, the “Ocean Rig Group”), had approximately 564 employees, compared to 432 at year end 2009, with 445 employees directly employed by Ocean Rig Group and the balance of 119 employees representing permanent crew engaged through third party crewing agencies. The increase in the number of employees is due to the build up of the newbuild drillship project team in Korea and Norway and more local employees in Turkey Ghana. Of the total number of employees, approximately 160 were assigned to the Eirik Raude, approximately 143 were assigned to the Leiv Eiriksson and approximately 139 were assigned to our newbuild drillships. These numbers include shore-based support teams in Turkey and Ghana. The newbuild drillship project team, located in Korea and Norway, employed 50 employees, while the management and staff positions at the Stavanger office consisted of 59 employees. In addition, there were four employees based at the London office and two employees based in other locations.

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

The Offshore Drilling Industry

The international offshore drilling market has seen an increased trend towards deepwater and ultra deepwater exploration and subsequent development drilling. Due to the BP Macondo/Deepwater Horizon incident, there will be an increased focus on technical and operational issues due to the inherent risk of developing offshore fields in ultra deepwater. This may result in oil companies showing a higher preference for modern, more technologically advanced units capable of drilling in these environments.

Exploration and production (“E&P”) spending by the oil and gas companies generally creates the demand for the oil service companies, of which offshore drilling contracting is a significant part. There is a strong relationship between E&P spending and oil companies’ earnings, where the oil price is the most important parameter. Crude oil prices have maintained a trading range in excess of $60 per barrel since August 2009 and averaged approximately $80 per barrel in 2010. Crude oil prices fell to $34 per barrel in February 2009 following the onset of the global financial crisis, deteriorating global economic fundamentals and the resulting drop in crude oil demand in a number of the world’s largest oil consuming nations. These factors had a negative impact on customer demand for offshore rigs throughout 2009. While the initial months of 2010 were characterized by a cautious pattern from many operators toward new exploration and production spending commitments similar to what was experienced in 2009, evidence was present that supported increased spending with a number of new drilling programs commencing in 2011 and beyond, largely supported by operators’ increasing confidence in the re-establishment of global economic growth and the sustainability of crude oil prices. However, following the April 2010 Macondo well incident and subsequent government actions, a new level of uncertainty among operators developed, with many choosing to delay the commencement of certain projects in the U.S. Gulf of Mexico and other regions pending further clarity on a number of industry issues. Worldwide offshore fleet utilization remained flat at approximately 73% at December 31, 2010 compared to 74% at December 31, 2009. Utilization for the industry’s deepwater fleet has historically been less sensitive to the extreme fluctuations experienced within the shallow water market even during market downturns. The timing of potentially higher spending patterns, especially in deepwater, is expected to remain uncertain until operators have gained more clarity concerning the long-term implications of the Macondo well incident, including an understanding of the impact of new operating regulations and government oversight. We believe that sustained oil prices above $60 per barrel since mid-2009 have contributed to increased confidence among operators and should lead to increased exploration and production spending, especially in international locations. However, operators will need to be confident in stronger oil market fundamentals supported by broadening global economic improvement, leading to increased crude oil demand, especially among member countries of the Organization for Economic Cooperation and Development.

Geological successes in exploratory markets, such as the numerous discoveries to date in the pre-salt formation offshore Brazil, the lower tertiary trend in the U.S. Gulf of Mexico and deeper waters offshore Angola, along with the continued development of a number of deepwater projects in each of these regions, are expected to produce long-term growing demand from clients for deepwater rigs. Following a record 25 deepwater discoveries in 2009, operators announced a record 31 deepwater discoveries in 2010 covering an expanding number of offshore basins, such as Ghana, the pre-salt formation offshore Brazil and Sierra Leone, further supporting the long-term sustainability of deepwater drilling demand. Announced discoveries in 2010 included discoveries along East Africa offshore Mozambique and Tanzania, representing the initial deepwater wells drilled offshore in this vast, emerging province. Additional exploration drilling opportunities offshore East Africa are expected to develop in the future with client interest expressed offshore Kenya and Madagascar. In addition, international oil companies are experiencing greater access to other promising areas offshore, such as India, Malaysia, Brunei, Australia, Sao Tomé, Príncipe, Liberia, Gabon, Greenland and the Black Sea. We anticipate that the combination of drilling successes, greater access to offshore basins, enhanced hydrocarbon recovery methods and continued advances in offshore drilling technology, which support increased efficiency in field development efforts like parallel drilling activities, will support the long-term outlook for deepwater rig demand. However, the increase in deepwater drilling capacity, particularly in 2011 and 2012 when as many as 12 uncommitted new deepwater rigs are expected to complete construction programs and enter the active global fleet, could place dayrates for these rigs under additional pressure. In addition, delays in the U.S. Gulf of Mexico could lead to an imbalance of supply, leading to a more challenging environment in the short-term.

Longer-term, we believe the fundamentals are strong, growth in demand will likely return once the economic woes recede and the supply of oil and gas will remain constrained, with deepwater basins being the primary source of incremental supply.

Our Tanker Operations

Seasonality

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Management of our Tankers under Construction

Management Agreements

Effective January 1, 2011, we entered into separate management agreements with TMS Tankers, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, for each of our tankers under construction, which we amended on

January 13, 2011. Each management agreement provides for a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of a fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a management fee of Euro 1,700 (or $2,300 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

In addition, under the management agreements, TMS Tankers is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1%. The management agreements further provide that in our discretion, we may pay TMS Tankers an annual performance incentive fee.

Each management agreement has a term of five years and is automatically renewed for successive five-year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

The International Tanker Market

International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage “spot charters”) and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

Average crude tanker spot freight rates were weaker during the third and fourth quarters of 2010. An oversupply of vessels relative to tanker demand was the main factor which weighed upon tanker rates. The oversupply is attributed to a relatively high number of new tanker deliveries over the course of 2010 coupled with the return to the fleet of vessels that were previously being used for floating storage. Some strength in spot tanker rates was seen towards the end of the year when cold winter weather in Europe and North America led to an increase in both oil demand and weather-related transit delays. Rates subsequently weakened, however, in January 2011 upon easing of weather-related seasonal factors.

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which has a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 80,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to China via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

Environmental and Other Regulations in the Shipping Industry

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards which entered into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, such as the United States and Canadian coastal areas recently designated by the IMO’s Marine Environment Protection Committee. U.S. air emissions standards are now equivalent to these amended Annex VI requirements. We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed as required.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses and limitations. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

Compliance Enforcement

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,400 for any non-tank vessel, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We have complied with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $625 million per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances or ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. As part of a settlement of litigation challenging the VGP, EPA has recently agreed to propose a new VGP with numerical restrictions on ballast water organisms by November 2011. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

European Union Regulations

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

In October 2009, the European Union amended a previously adopted directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which include market-based instruments and energy efficiency standards. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases endanger the public health and safety and has adopted regulations relating to the control of greenhouse gas emissions from certain mobile and large stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Environmental and Other Regulations in the Offshore Drilling Industry

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Outer Continental Shelf Lands Act, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law 9966/2000 relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering the Company liable for environmental and natural resource damages without regard to negligence or fault on its part.

For example, the United Nations’ International Maritime Organization, or IMO, adopted MARPOL and Annex VI to MARPOL to regulate the discharge of harmful air emissions from ships, which include rigs and drillships. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention’s strict liability for pollution damage caused by discharges of bunker fuel in ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations. In October 2008, IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to the Annex VI regulations which entered into force on July 1, 2010, that will require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. The Company may incur costs to comply with these revised standards.

Furthermore, any drillships that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The U.S. BOEMRE periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for the Company’s units, thus reducing their marketability. Implementation of BOEMRE guidelines or regulations may subject the Company to increased costs or limit the operational capabilities of its units and could materially and adversely affect the Company’s operations and financial condition.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could adversely affect the Company’s financial results. While the Company believes that it is in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations in the offshore drilling segment are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

For Mobile Offshore Drilling Unit’s plans are submitted to the Classification Society for inspections in lieu of dry docking.

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

Class Surveys — mobile offshore drilling units. Class renewal surveys, also known as special surveys or class work, are carried out for the unit’s hull, machinery, drilling equipment, and for any special equipment classed, at the intervals indicated by the character of classification, normally every five years. At the special survey the unit is thoroughly examined. The classification society may grant a grace period for completion of the entire or parts of the special survey. This normally not more than 3 months.

Substantial amounts of money have to be spent for renewals and repairs to pass a special survey, as several spares and components have a defined lifetime of 5 to 15 years. This is accelerated if the unit experiences excessive wear and tear.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Both our drilling rigs are certified as being “in class” by De Norske Veritas (DNV). The Leiv Eiriksson completed the 5-year class in 2006 and the Eirik Raude in 2007. The Leiv Eiriksson and the Eirik Raude are due for their next Special Periodic Survey in the first quarter of 2011 and 2012, respectively, while the Ocean Rig Corcovado, the Ocean Rig Olympia and our drillships under construction are due for their first Special Periodical Survey in 2016.

Risk of Loss and Liability Insurance

The operation of any vessel includes risks such as mechanical failure, hull damage, collision, property loss and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

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

Insurance for our Offshore Drilling Units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, which together with the London Drilling Standard Form Plan is the industry standard. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance which becomes effective after 45 days of off-hire and coverage extends for approximately one year. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. Following the delivery to us of our newbuilding drillships, we plan to maintain insurance for those drillships in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk, third-party liability, including pollution liability and loss of hire.

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

C. Organizational Structure

As of December 31, 2010, we own all of our drybulk vessels through our wholly-owned subsidiaries. We own our drilling units through our majority-owned subsidiary, Ocean Rig UDW. We currently own approximately 78% of the outstanding capital stock of Ocean Rig UDW. We own our two existing tanker vessels and the newbuilding contracts for the remaining ten tanker vessels through wholly-owned subsidiaries. Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D. Property, Plant and Equipment

We do not own any real property. We lease office space in Athens, Greece from a son of George Economou. Through our subsidiaries, we lease office space in Nicosia, Cyprus; Stavanger, Norway; London, UK; Taccoradi, Ghana; and Accra, Ghana. Our interests in the drybulk vessels, drilling units and tankers under construction in our fleet are our only material properties. See “Our Fleet” in this section.

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

Our Drybulk Carrier Segment

Factors Affecting Our Results of Operations – Drybulk Carrier Segment

We charter our drybulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are primarily employed on long-term time charters. We also charter one of our vessels on bareboat charters. Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage costs are paid by our customers.

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

•

TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our drybulk carriers, the most directly comparable U.S. GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk carrier segment for the periods indicated.

(Dollars in thousands except

Average number of vessels)

	Year Ended December 31,
	2006	2007	2008	2009	2010

Average number of vessels	29.76	33.67	38.56	38.12	37.21

Total voyage days for fleet	10,606	12,130	13,896	13,660	13,372

Total calendar days for fleet	10,859	12,288	14,114	13,914	13,583

Fleet Utilization	97.70%	98.71%	98.45%	98.17%	98.45%

Time charter equivalent	21,918	45,417	58,155	30,425	32,184

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

In 2010, we had one of our vessels in the Baumarine pool, which remained in the pool until January 12, 2010. We are paid a percentage of revenues generated by the pool calculated in accordance with a “pool point formula,” which is determined by points awarded to each vessel based on the vessel’s age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel.

Revenue from these pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured. Revenue from the pooling arrangements for the years ended December 31, 2008, 2009 and 2010 accounted for 6%, 1% and 0% of our voyage revenues, respectively.

Voyage Expenses and Voyage Expenses—Related Party

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

Management Fees – Related Party

Management Agreements

Prior to January 1, 2011, Cardiff, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, with TMS Bulkers, a related party, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services.

TMS Bulkers is beneficially majority-owned by our Chairman and Chief Executive Officer, Mr. George Economou, and members of his immediate family. The remaining capital stock of TMS Bulkers is beneficially owned by Ms. Chryssoula Kandylidis, who serves on our board of directors. Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers’s performance under the management agreements.

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $2,000 based on the Euro/U.S. Dollar exchange rate at December 31, 2010) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, we will pay TMS Bulkers an upfront fee equal to 10% of the budget for such vessel as approved by us. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate in Euro 500 ($700 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day.

In addition, TMS Bulkers is entitled to a commission of 1.25% of all monies earned by the vessel, which survives the termination of the management agreement until the termination of the charter agreement then in effect or the termination of any other employment arranged prior to such termination. TMS Bulkers also receives a sale and purchase commission of 1%. Under the management agreements, we may award TMS Bulkers an annual performance incentive fee.

From September 1, 2010 through January 1, 2011, Cardiff served as our technical and commercial manager pursuant to management agreements with the terms described above. Prior to September 1, 2010, we paid management fees to Cardiff that varied according to type of management service, including chartering, technical management, accounting and financial reporting services. Moreover, effective September 1, 2010, we terminated our agreement with Cardiff, according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls.

See “Item 7.B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drybulk Vessels.”

Consultancy Agreement—Drybulk carrier, offshore drilling and tanker segments

On September 1, 2010, we entered into a consultancy agreement with Vivid Finance, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by us after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Pooling Arrangements

We currently operate our two existing tankers under pooling arrangements that are managed by Heidmar Inc., a related party. Our Chairman and Chief Executive Officer is the Chairman of the Board of Directors of Heidmar Inc. and Heidmar Inc. is 49% owned by a company related to Mr. Economou. Pursuant to the Sigma Tankers pool agreement for the vessel Saga, Heidmar Inc., as pool manager, is entitled to receive an agency fee of $387 per day for the vessel and a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement, which increases to 1.50% of the freight or charter hire in the event the pool consists of less than 20 vessels. Pursuant to the Blue Fin Tankers pool agreement for the vessel Vilamoura, Heidmar Inc., as pool manager, is entitled to receive an agency fee of $387 per day for the vessel and a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement. The agency fees and commissions are deducted from our pool earnings. See “Item 7.B Related Party Transactions – Pooling Arrangements.”

General and Administrative Expenses

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands. Fabiana provides the services relating to our Chief Executive Officer and is beneficially owned by our Chief Executive Officer.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then-outstanding debt. We used a portion of the proceeds from our controlled equity offering through Cantor Fitzgerald, as sales agent, in 2006, 2007 and 2008 as well as a portion of the proceeds from our at the market offering through Merrill Lynch & Co., as sales agent, in 2009. In addition, we used a portion of the proceeds from our Notes offering in April 2010 and our 2010 at-the-market offering through Deutsche Bank Securities Inc., as sales agent, to repay existing indebtedness. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities and convertible notes facility in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Inflation – Drybulk Carrier, Offshore Drilling and Tanker Segments

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, voyage, administrative and financing costs.

Our Offshore Drilling Segment

Factors Affecting Our Results of Operations – Offshore Drilling Segment

We charter our drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bears all fuel costs and logistics costs related to transport to and from the unit. We remain responsible for paying the unit’s operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days – We define employment days as the total number of days the drilling units are employed on a drilling contract.

•

Dayrates or maximum dayrates. We define drilling dayrates as the maximum rate in U.S. dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

•

Earning efficiency / earning efficiency on hire. Earning efficiency measures the effective earnings ratio, expressed as a percentage of the full earnings rate, after reducing for certain operations paid at reduced rate, non-productive time at zero rate, or off hire without dayrates. Earning efficiency on hire measures the earning efficiency only for the period during which the drilling unit is on contract and does not include off-hire periods.

•

Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

•

Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

•

Term contracts: These are contracts pursuant to which we agree to operate the unit for a specified period of time. For these types of contracts, we determine whether the arrangement is a multiple element arrangement. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at fair value rates. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period.

•

Well contracts: These are contracts pursuant to which we agree to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period.

Revenue from Drilling Contracts

Our drilling revenues are driven primarily by the number of drilling units in our fleet, the contractual dayrates and the utilization of the drilling units. This, in turn, is affected by a number of factors, including the amount of time that our drilling units spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, reduced dayrates due to reduced efficiency or non-productive time, the age, condition and specifications of our drilling units, levels of supply and demand in the rig market, the price of oil and other factors affecting the market dayrates for drilling units. Historically, industry participants have increased supply of drilling units in periods of high utilization and dayrates. This has resulted in an oversupply and caused a decline in utilization dayrates. Therefore, dayrates have historically been very cyclical.

Rig Operating Expenses

Rig operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years. Other factors beyond our control, some of which may affect the offshore drilling industry in general, including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these rig operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.

Depreciation

We depreciate our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciate bare-decks over 30 years and other asset parts over five to 15 years. We expense the costs associated with a five-year periodic class work.

Management Fees to Related Party

Management Agreements

Until December 21, 2010, we, through our wholly-owned subsidiaries Drillship Hydra Owners Inc. and Drillship Paros Owners Inc., were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which Cardiff provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. These management agreements were replaced by the Global Services Agreement discussed below.

See “Item 7.B Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements – Drilling Units.”

Global Services Agreement

On December 1, 2010, we entered into the Global Services Agreement with Cardiff, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, pursuant to which we have engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for our offshore assets, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of our offshore assets, including our drilling units. In consideration of such services, Cardiff is entitled to a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

Management Fees from Related Party

In April 2008, we entered into management agreements with Ocean Rig AS for the supervision of the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos, scheduled to be delivered to us in July 2011 and September 2011, respectively, In addition, the owning companies of the Ocean Rig Corcovado and the Ocean Rig Olympia, which we subsequently acquired in 2009, also entered into management agreements with Ocean Rig AS for the supervision of the construction of the two drillships on the same terms as the management agreements for the Ocean Rig Poseidon and the Ocean Rig Mykonos.

Under the terms of the management agreements, Ocean Rig AS, is among other things, responsible for (i) assisting in technical negotiations of construction contracts, (ii) securing contracts for the future employment the drillships, and (iii) providing commercial, technical and operational management for the drillships. Ocean Rig AS is entitled to fees of: (i) $250 per day until steel cutting; (ii) $2,500 per day from the date of steel cutting until the date of delivery of the applicable drillship to its owner; and (iii) $8,000 per day thereafter. The management fees are subject to an increase based on the U.S. Consumer Price Index for the preceding 12 months. Ocean Rig AS is also entitled to a commission fee equal to 0.75% of gross hire and charter hire for contracts or charter parties entered into during the term of the management agreement, payable on the date that the gross or charter hire money is collected. The agreements terminate on December 31, 2020, unless earlier terminated by Ocean Rig AS for non-payment within fifteen working days of request.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for approximately 65 members of senior management and our shore-side employees.

Interest and Finance Costs

In 2008, we completed a refinancing of Ocean Rig ASA, which was later reorganized into Drill Rigs Holdings Inc., to replace our secured bank debt and two bond issuances with secured bank debt only. Please see below under “—B. Liquidity and Capital Resources—Existing Credit Facilities—$1.04 billion revolving credit and term loan facility, dated September 17, 2008, as amended.” As of December, 31 2009 and after the completion of the acquisitions of the four newbuilding drillships in 2008 and 2009, we had total indebtedness of $1.2 billion. As of December 31, 2010, we had indebtedness of $1.3 billion. We capitalize our interest on the debt we have incurred in connection with our drillships under construction. Historically, we have incurred interest expense and financing costs in connection with debt covering the fleet and not with rig-specific debt.

Our Tanker Segment

The successful operation of our tanker vessels in spot market-related vessel pools will depend on, among other things, the age, dwt, carrying capacity, speed and fuel consumption of our vessels, which will determine the pool points we receive. The number of pool points we receive, together with, among other things, each of our vessels’ operating days during the month will determine our share of the pool’s net revenue. Our pool points for our vessels are calculated at the time that each respective vessel is entered into the pool and adjusted every six months. Our pool points may be reduced if certain pool requirements are not met, including if we do not maintain a minimum number of oil major approvals and if we fail to provide for ship inspection reports at least every six months. If the vessels entered into the pool in the future differ significantly in the performance characteristics relevant to the pool allocation formula, our vessels’ share may be affected either positively or negatively.

Factors Affecting our Future Results of Operations – Tanker Segment

We believe that the most important measures for analyzing trends in the results of our future operations consist of the following:

•

Vessel Revenues: Vessel revenues primarily include revenues from time charters and pool revenues. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter and vessels in pools. Revenues from vessels in pools are more volatile, as they are typically tied to prevailing market rates.

•

Vessel Operating Expenses: We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

•

Depreciation: Depreciation expense typically consists of (i) charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and (ii) charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

•

Drydocking: We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is required to be drydocked every 30 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

•

Time Charter Equivalent Rates: Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

•

Revenue Days: Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

•

Average Number of Vessels: Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

•

Commercial Pools: To increase vessel utilization to gain economies of scale and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Management Fees to Related Party

Management Agreements

Effective January 1, 2011, we entered into separate management agreements with TMS Tankers, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, for each of our tankers under construction. Each management agreement provides for a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of a fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a management fee of Euro 1,700 (or $2,267 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

In addition, under the management agreements, TMS Tankers is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1%. The management agreements further provide that in our discretion, we may pay TMS Tankers an annual performance incentive fee.

Each management agreement has a term of five years and is automatically renewed for successive five year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

General and Administrative Expenses

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands. Fabiana provides the services of our Chief Executive Officer and is beneficially owned by our Chief Executive Officer.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities and convertible notes facility in connection with debt incurred to finance the construction obligations. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a novation agreement) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

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

During 2007, we acquired three drybulk carrier vessels for $193.1 million which were under existing bareboat time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of the above vessels evaluated the charter contracts assumed and recognized a liability of $38.7 million representing the fair value of below market acquired time charters, which is an equivalent of a present value of the excess of market rates of equivalent time charters prevailing at the time the foregoing vessels were delivered over existing rates of time charters assumed.

During 2008, 2009 and 2010, we did not acquire any vessels which were under existing bareboat or time charter contracts.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk and tanker vessels and drilling units; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk and tanker vessels and drilling units.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	Charter rates and periods of charter hire for our drybulk and tanker vessels;

•	dayrates and duration of drilling contracts;

•	utilization of drilling units (earnings efficiency);

•	levels of drybulk and tanker vessel and drilling unit operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “– Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2010 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2010, the aggregate carrying value of 34 of the vessels in our fleet as of December 31, 2010 exceeded their aggregate charter-free market value by approximately $663.3 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2010, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2010. However, as of the same date, all of those drybulk vessels were employed for their remaining charter duration under time charters, which we believe were above market levels. We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2010 and as of the date of this report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factors entitled ‘The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities.’ and the discussion herein under the heading Item 4.B. Item 4.B “Business Overview - Recent Developments - Vessel Prices.”

		Year	Carrying Value
	Dwt	Built	31/12/2010
Drybulk Vessels

Alameda	170,662	2001	$56.9	**
Brisbane	151,066	1995	$44.4	**
Capri	172,579	2001	$132.1	**
Flecha	170,012	2004	$141.5	**
Manasota	171,061	2004	$66.0	**
Mystic	170,040	2008	$134.9	**
Samsara	150,393	1996	$45.7	**
Amalfi	75,000	2009	$42.8
Avoca	76,629	2004	$60.7	**
Barbara	74,832	2002	$40.6	**
Capitola	74,816	2001	$40.7	**
Catalina	74,432	2005	$41.1	**
Conquistador	75,607	2000	$72.3	**
Coronado	75,706	2000	$32.7	**
Ecola	73,925	2001	$33.1	**
La Jolla	72,126	1997	$27.0	**
Levanto	73,931	2001	$43.1	**
Ligari	75,583	2004	$37.4	**
Maganari	75,941	2001	$25.5
Majorca	74,747	2005	$45.8	**
Marbella	72,561	2000	$37.4	**
Mendocino	76,623	2002	$35.7	**
Ocean Crystal	73,688	1999	$24.7
Oregon	74,204	2002	$57.4	**
Padre	73,601	2004	$38.7	**
Positano	73,288	2000	$61.9	**
Primera	72,495	1998	$26.5

Rapallo	75,123	2009	$33.1
Redondo	74,716	2000	$32.5	**
Saldanha	75,707	2004	$65.0	**
Samatan	74,823	2001	$59.4	**
Sonoma	74,786	2001	$32.8	**
Sorrento	76,633	2004	$77.7	**
Toro	73,035	1995	$21.2
Galveston	51,201	2002	$63.7	**
Paros	51,201	2003	$52.7	**
Oliva	75,208	2009	$33.4

Total for drybulk vessels	3,347,981

Drybulk Vessels under construction
Panamax 1	76,000	2011	$33.1
Panamax 2	76,000	2012	$33.1

Total drybulk vessels under construction	152,000

Tankers under construction
Saga	115,200	2011	$58.8
Vilamoura	158,300	2011	$69.8
Daytona	115,200	2011	$58.8
Belmar	115,200	2011	$58.8
Calida	115,200	2011	$58.8
Lipari	158,300	2012	$69.8
Petalidi	158,300	2012	$69.8
Alicante	115,200	2012	$58.8
Mareta	115,200	2012	$58.8
Bordeira	158,300	2012	$69.8
Esperona	158,300	2013	$69.8	*
Blanca	158,300	2013	$69.8	*

Total for tankers under construction	1,641,000

Drillships
Leiv Eiriksson		2001	$613.0	***
Eirik Raude		2002	$632.0	***
Total Drillships

Drillrigs
Ocean Rig Corcovado		2011	$574.0
Ocean Rig Olympia		2011	$552.0
Total Drillrigs

Drill rigs under construction
Ocean Rig Poseidon (Hull 1865)		2011	$407.0
Ocean Rig Mykonos (Hull 1866)		2011	$353.0
Total drill rigs under construction

Group Total	5,140,981

*	Indicates tanker vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $3.5 million.
**	Indicates drybulk carriers for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $659.8 million.
***	Indicates drillships/ drill rigs for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $202.5 million.

Selected Financial Data

Following our entry into the construction contracts for our 12 newbuilding tankers in 2010 and our acquisition of Ocean Rig ASA in 2008 and entry into the construction contracts for our drillships in 2008 and 2009, we have three reportable segments, the drybulk carrier segment, tanker segment and the offshore drilling segment. We commenced consolidation of Ocean Rig ASA on May 15, 2008.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk vessels for the periods indicated.

Drybulk carrier segment

	2008	2009	2010
Average number of vessels	38.56	38.12	37.21
Total voyage days for fleet	13,896	13,660	13,372
Total calendar days for fleet	14,114	13,914	13,583
Fleet Utilization	98.45%	98.17%	98.45%
Time charter equivalent	$58,155	$30,425	$32,184

Offshore drilling segment

The following table reflects our dayrates and earning efficiencies for the year ended December 31, 2010.

(Dayrates in thousands of Dollars, earning efficiency in percent)

	2009	2010
Average dayrates	572	577
Average earning efficiency on hire	95%	93%

Please see “Item 3. Key Information—A. Selected Financial Data” for information concerning the calculation of TCE rates.

Year ended December 31, 2010 compared to the year ended December 31, 2009 (As restated)

	Year ended December 31,
	2009	2010	Change
	(As restated)
REVENUES:

Revenues	$819,834	$859,745	$39,911	4.9%

EXPENSES:
Voyage expenses	28,779	27,433	(1,346)	(4.7)%
Vessels and drilling rigs operating expenses	201,887	190,614	(11,273)	(5.6)%
Depreciation and amortization	196,309	192,891	(3,418)	(1.7)%
Gain on sale of assets, net	(2,045)	(9,435)	(7,390)	361.4%
Gain on contract cancellation	(15,270)	—	15,270	(100.0)%
Contract termination fees and forfeiture of vessels deposits	259,459	—	(259,459)	(100.0)%
Vessel impairment charge	1,578	3,588	2,010	127.4%
General and administrative expenses	90,823	87,264	(3,559)	(3.9)%

Operating income/(loss)	58,314	367,390	309,076	530.0%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(84,430)	(67,825)	16,605	(19.7)%
Interest income	10,414	21,866	11,452	110.0%
Gain/(loss) on interest rate swaps	23,160	(120,505)	(143,665)	(620.3)%
Other, net	(6,692)	9,960	16,652	(248.8)%

Total other expenses, net	(57,548)	(156,504)	(98,956)	172.0%

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	766	210,886	210,120	27,430.8%
Income taxes	(12,797)	(20,436)	(7,639)	59.7%

NET INCOME/ (LOSS)	(12,031)	190,450	202,481	(1,683.0)%
Less: Net income attributable to non controlling interests	(7,178)	(2,123)	5,055	(70.4)%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(19,209)	$188,327	$207,536	(1,080.4)%

Revenues

Drybulk carrier segment

Voyage Revenues increased by $13.4 million, or 3.0%, to $457.8 million for the year ended December 31, 2010, as compared to $444.4 million for the year ended December 31, 2009. The increase is attributable to the substantially increased hire rates earned during in 2010 as compared to 2009. TCE (time charter equivalent) increased from $30,425 in 2009 to $32,184 in 2010.

Offshore drilling segment

Revenues from drilling contracts increased by $26.5 million, or 7.1%, to $401.9 million for the year ended December 31, 2010, as compared to $375.4 million for the year ended December 31, 2009. The increase is attributable to a higher contracted dayrate for the drilling rig Leiv Eiriksson, partly offset by lower utilization for both the Leiv Eiriksson and the Eirik Raude.

Voyage expenses

Drybulk carrier segment

Voyage expenses decreased by $1.4 million, or 4.9%, to $27.4 million for the year ended December 31, 2010, as compared to $28.8 million for the year ended December 31, 2009. The decrease is mainly attributable to the decrease on loss for bunker expenses in 2010 compared to the respective period of 2009.

Offshore drilling segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk carrier segment

Vessel operating expenses decreased slightly by $4.4 million, or 5.8%, to $71.2 million for the year ended December 31, 2010, as compared to $75.6 million for the year ended December 31, 2009. The decrease is mainly attributable to the decreased repairs, stores and spares expenses incurred in 2010 compared to 2009 due to the decrease in the numbers of vessels that performed dry docking in 2010 compared to 2009. Daily operating expenses decreased to $5,245 in 2010 compared to $5,434 in 2009.

Offshore drilling segment

Drilling rig operating expenses decreased by $6.9 million, or 5.5%, to $119.4 million for the year ended December 31, 2010, as compared to $126.3 million for the year ended December 31, 2009. The decrease was mainly due to the mobilization of the Leiv Eriksson in 2010 as well as lower crew costs in Turkey in 2010 (where two crew shifts are required) as compared to crew costs incurred in Norway during 2009 (where three crew shifts are required).

Depreciation and amortization expense

Drybulk carrier segment

Depreciation and Amortization expense for the vessels slightly increased by $0.3 million, or 0.26%, to $117.8 million for the year ended December 31, 2010, as compared to $117.5 million for the year ended December 31, 2009.

Offshore drilling segment

Depreciation and Amortization expense for the drilling rigs was $75.1 for the year ended December 31, 2010 compared to $78.8 million for the year ended December 31, 2009 due to amortization of the fair value adjustments for the rigs.

Gain on sale of assets, net

Drybulk carrier segment

Gain on sale of vessels increased by $8.5 million, or 354.2%, to $10.9 million for the year ended December 31, 2010, compared to $2.4 million for the year ended December 31, 2009. During 2009, we disposed of one vessel (MV Paragon) compared to three vessels (MV Iguana, MV Delray, and MV Xanadu) for the same period in 2010.

Offshore drilling segment

The Drilling Rig segment disposed assets and realized a loss of $1.5 million for the year ended December 31, 2010.

Gain on contract cancellation

Drybulk carrier segment

For the year ended December 31, 2009 a gain on contract cancellation of $15.3 million, was recorded representing the deposits we retained in connection with the cancellation of the sale of the vessels MV La Jolla and MV Toro.

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

Vessel impairment charge

An amount of $3.6 million was recognized in 2010, as a result of the impairment testing performed due to the sale of the MV Primera compared to 1.6 million recognized in 2009 for the MV Iguana, as the sales price indicated that there were changes in circumstances that suggested the carrying amount of the asset may not be recoverable.

General and administrative expenses

Drybulk carrier segment

General and Administrative expenses for vessels decreased by $6.2 million, or 8.5%, to $66.7 million for the year ended December 31, 2010, as compared to $72.9 million for the year ended December 31, 2009. The decrease is mainly attributable to the amortization of the stock-based compensation expense of $24.0 million for 2010 compared to $37.8 million for the 2009. The decrease was offset by bonus granted to CEO and directors amounted to $6.5 million.

Offshore drilling segment

General and Administrative expenses for drilling rigs increased by $2.6 million, or 14.4%, to $20.6 million for the year ended December 31, 2010, as compared to $18.0 million for the year ended December 31, 2009. This increase is mainly due to increased professional fees associated with financing transactions considered for the year ended December 31, 2010.

Interest and finance costs

Drybulk carrier segment

Interest and finance costs for vessels increased by $50.9 million, or 125.7%, to $91.4 million for the year ended December 31, 2010, compared to $40.5 million for the year ended December 31, 2009. This increase was mainly due to higher average interest rates in 2010, as compared to 2009 which is a mainly attributable to the convertible bond, which was issued in November 2009 and April 2010.

Offshore drilling segment

Interest and Finance Costs for the offshore drilling segment decreased by $67.5 million, or 153.8%, to $23.6 million income for the year ended December 31, 2010, compared to $43.9 million expense for the year ended December 31, 2009. The decrease is mainly due to higher capitalized interest in 2010 compared to 2009.

Interest Income

Drybulk carrier segment

For the drybulk carrier segment, interest income increased by $6.4 million, or 213.3%, to $9.4 million for the year ended December 31, 2010, compared to $3.0 million for the year ended December 31, 2009, due to higher interest rates during 2010 and increased time deposits.

Offshore drilling segment

For the offshore drilling segment, interest income amounted to $12.5 million for the year ended December 31, 2010 compared to $7.4 million for the year ended December 31, 2009, mainly due to higher average deposits and higher interest rates income in 2010 compared to 2009.

Gain/(Loss) On Interest Rate Swaps

Drybulk carrier segment

For the drybulk carrier segment, loss on interest rate swaps increased by $81.3 million from a gain on the mark-to-market interest rate swaps amounting to $1.1 million for 2009 to a loss of $80.2 million for 2010. The change is attributable to the movement in interest rates during 2010 since the number of contracts remained unchanged in 2009 and 2010. Even though we consider these instruments as economic hedges, none of the interest rate swaps for the drybulk carrier segment qualify for hedge accounting.

Offshore drilling segment

The offshore drilling segment realized a loss on interest rate swaps which did not qualify for hedge accounting of $40.3 million during 2010 compared to a gain of $22.1 million in 2009. The difference is mainly due to a positive (higher) trend in swap rates during 2009.

Other, net

Drybulk carrier segment

For the drybulk carrier segment, a gain of $0.6 million was realized during 2010 compared to a loss of $8.7 million during 2009. The increase is mainly attributable to the decrease on the loss on FFA trading, amounting to $7.0 million.

Offshore drilling segment

For the Drilling Rig segment, a gain of $9.3 million was realized from a legal settlement in our favor of $4.9 million and currency forward contracts gain of $1.1 million. This compares to currency forward contract gain of $ 2.0 million during 2009.

Income taxes

Drybulk carrier segment

No income taxes were incurred on the international shipping income in the drybulk carrier segment for the relevant periods.

Offshore drilling segment

Income taxes increased by $7.6 million to $20.4 million for the year ended December 31, 2010, compared to $12.8 million for the year ended December 31, 2009. These taxes primarily represent withholding taxes for the assets operating in Turkey and Ghana in 2010.

Non-controlling Interest

Net income allocated to non-controlling interest amounted to income of $2.1 million in the year ended December 31, 2010, as compared to $7.2 million in the year ended December 31, 2009. This represents the amount of consolidated income that is not attributable to DryShips Inc.

Year ended December 31, 2009 (As restated) compared to the year ended December 31, 2008

	Year ended December 31,
	2008	2009	Change
		(As restated)
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

Offshore drilling segment

Revenues from drilling contracts increased by $156 million, or 71.1%, to $375.4 million for the year ended December 31, 2009, as compared to $219.4 million for the year ended December 31, 2008. The increase is mainly due to the 12 months earnings contribution of our drilling rig segment in 2009 compared to a 7.5 month contribution in 2008. The increase is also attributable to a higher contracted dayrate for the drilling rig Eirik Raude, as well as increased earnings efficiency for both the Leiv Eiriksson and the Eirik Raude, which is partly offset due to the mobilization of the Leiv Eriksson to the Black Sea.

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

Offshore drilling segment

For the Drilling Rig segment, a gain of $2 million was realized during 2009 compared to a loss of $12.4 million during 2008. The loss in 2008 is mainly attributable to the commission of $9.9 million paid to Cardiff in connection with the acquisition of the remaining shares in Ocean Rig UDW and the loss on the foreign currency contracts of $2.5 million. During 2009 the foreign currency contracts realized a gain of $2 million.

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

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Convertible Senior Notes

In accordance with Financial Accounting Standards guidance for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds.

The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components

Vessels’ Depreciation

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

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $120 per lightweight ton. As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” will be to increase net income for the year ended December 31, 2011 by $4,035 or $0.02 per weighted average number of shares, basic and diluted.

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. We estimate the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98% The salvage value used in the impairment test is estimated to be $120 per light weight ton (LWT) in accordance with our vessels’ depreciation policy.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

Our analysis for the year ended December 31, 2010, which also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 92% to 97.5% depending on vessel type on time charter rates, indicated no impairment on any of our vessels and rigs.

During 2010, the Company concluded a Memoranda of Agreement for the sale of vessel Primera for $26,500. The vessel is expected to be delivered to its new owners in the second quarter of 2011. The Company performed an impairment review on the Primera as of December 31, 2010, to determine whether the change in the circumstances indicated that the carrying amount of the asset may not be recoverable. The Company’s review indicated that future undiscounted operating cash flows for the vessel Primera, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of $3.6 million was recognized.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Goodwill and Intangible Assets

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

For the income approach, the Company discounts projected cash flows using a long-term weighted average cost of capital (“WACC”) rate, which is based on the Company’s estimate of the investment returns that market participants would require. To develop the projected net cash flows from the Company’s Drilling Rigs reporting unit, which are based on estimated future utilization, dayrates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers.

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

Revenue and Related Expenses

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

(ii) Drilling Units:

Revenues: The majority of revenues are derived from contracts including dayrate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and dayrate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables For each element the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

Well contracts: These are contracts where the assignment is to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. Mobilization revenues, expenses and contributions from customers for capital improvements are recognized over the estimated duration of the drilling period. Demobilization revenues and expenses are recognized over the demobilization period.

Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized in the income statement on a straight line basis, taking into consideration the different dayrates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value. Revenues related to mobilization and direct incremental expenses of mobilization are deferred and recognized over the estimated duration of the drilling contracts. To the extent that expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period.

Financial Instruments

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

Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances.and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on the Company’s financial position and results of operation.

In September 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable revenue arrangements”. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement on its consolidated financial statements.

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

We believe that internally generated cash flow will be sufficient to fund the operations (operating costs, working capital requirements and debt service) of our drybulk segment as well as the operations of our operating drilling units for the next 12 months. As of December 31, 2010, our drybulk segment was a party to two shipbuilding contracts for the construction of two Panamax bulk carriers, our drilling rig segment was a party to four shipbuilding contracts for the construction of four ultra-deepwater drillships and our tanker segment was a party to 12 shipbuilding contracts for the construction of six Aframax and six Suezmax tanker vessels. The aggregate shipyard commitments for our drillships, Panamax drybulk carriers and tankers under construction for 2010 and 2011 are outlined in Section F, Tabular Disclosure of Contractual Obligations. We do not expect that internally generated cash flow will be sufficient to fund these commitments, which amount to $1.67 billion, $249.4 million and $156.4 million for 2011, 2012, and 2013 respectively. In connection with the deliveries of the Ocean Rig Corcovado and Olympia, we repaid $230.0 million of debt under one of our loan agreements. We recently received the consent of our lenders to restructure the two Deutsche Bank credit facilities for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos, which is subject to completion of definitive documentation under which we will draw down for the Ocean Rig Poseidon against the Petrobras contract. In order to draw down the facility for the construction of the Ocean Rig Mykonos, we are required to secure suitable employment for the drillship, as required under the loan agreement, no later than August 2011. In the event we are unable to secure suitable employment for the Ocean Rig Mykonos by that date, we would be required to repay all outstanding amounts under the agreement. Further, we recently received a commitment letter from Nordea Bank Finland plc for a new $800 million secured term loan facility, which is subject to completion of definitive documentation, and a portion of which we intend to draw down to prepay our $325 million short term loan agreement. In addition, in February 2011 we entered into a new $70 million secured term loan facility with an international lender to partially finance the construction costs of the newbuilding tankers Saga (delivered to us in January 2011) and Vilamoura (delivered to us in March 2011). As of March 30, 2011, we drew down the full amount of this facility. In addition, we recently received a commitment letter, which is subject to completion of definitive documentation, from an international lender for a new $32.3 million secured term loan facility to partially finance the construction costs of the newbuilding tanker Daytona, which is scheduled to be delivered in April 2011. We have not secured financing for the remaining construction cost of the other remaining nine tankers and two bulk carriers currently under construction. Accordingly, we anticipate that capital expenditures will be funded with cash on hand, secured term bank loans and other forms of debt and equity financing.

Covenants under Secured Credit Facilities

Our secured credit facilities impose operating and negative covenants on us and our subsidiaries. These covenants may limit our subsidiaries’ ability to, among other things, without the relevant lenders’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

Furthermore, our existing secured credit facilities require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause.

Our secured credit facilities also subject us to certain financial covenants, as guarantor under the facilities. In general, these financial covenants require us to maintain (i) a minimum amount of liquidity, (ii) a minimum market adjusted equity ratio, (iii) a minimum interest coverage ratio, (iv) a minimum market adjusted net worth and (v) a maximum ratio of total debt to income before interest, taxes, depreciation and amortization.

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

Breach of Financial Covenants under Secured Credit Facilities

As of December 31, 2008, we were in breach of certain financial covenants in our loan facilities, mainly the value maintenance clause (also known as loan-to-value ratio), the market adjusted net worth clause and the market adjusted equity ratio clause. Even though none of our lenders declared an event of default under the loan agreements, these breaches constituted defaults and potential events of default and, together with the cross default provisions in the various loan agreements, could have resulted in the lenders requiring immediate repayment of all of the loans. During 2009 and 2010, we obtained waivers from our lenders covering the breaches. These waiver agreements expire in 2011 and 2012.

The value maintenance clause requirements in our loan agreements are broadly calculated as the fair market value of the mortgaged vessels under a particular loan facility divided by the outstanding amount of the loan facility. The waiver agreements in effect as of December 31, 2010 generally waived our obligation to comply with this clause or lowered the minimum requirements under this clause considerably, over the duration of the waiver agreement. As of December 31, 2010, we were either in compliance with our financial covenants or had the ability to remedy shortfalls within specified grace periods.

For those waivers that are scheduled to expire in 2011, we may not be successful in obtaining additional waivers and amendments to our credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. If the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

We do not expect that cash on hand, and cash generated from operations will be sufficient to repay those loans with cross- default provisions which aggregated approximately $2.9 billion as of December 31, 2010, if such debt is accelerated by the lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $400.0 million aggregate principal amount of 5% Convertible unsecured Senior Notes (the “Notes”), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60 million Notes were purchased. Accordingly, $460.0 million in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447.8 million after the underwriter commissions.

The holders may convert their Notes at any time on or after June 1, 2014 but prior to maturity. However, holders may also convert their Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $7.19 per share of common stock or 139.0821 share of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of our common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010. Since the Company’s stock price was below the Notes conversion price of $7.19 as of December 31, 2010, the if-converted value did not exceed the principal amount of the Notes.

As the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for “Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”, and therefore, on the day of the Note issuance, bifurcated the $460.0 million principal amount of the Notes into liability and the equity components of $341.2 million and $118.8 million respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118.8 million to the principal amount of the Notes over the term of the Notes. The Company’s interest expense associated with this Note accretion is based on an effective interest rate of 12%.

In conjunction with the public offering of the Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 26.1 million shares of our common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

In April 2010, the Company issued $220.0 million aggregate principal amount of Notes, which are due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460.0 million aggregate principal amount of Notes due December 1, 2014 in November 2009. The terms of the Notes offered in April other than their issue date and public offering price, are identical to the Notes issued in November 2009.

The full over allotment option granted was exercised and an additional $20.0 million aggregate principal amount of Notes were purchased. Accordingly, $240.0 million in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $237.2 million after the underwriter commissions.

In conjunction with the public offering of $220.0 million aggregate principal amount Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 10.0 million shares of the Company’s common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

The fair value of the outstanding loaned shares as of December 31, 2009 and 2010 was $151.9 million and $198.2 million, respectively. On the day of the Note issuance the fair value of the share lending agreement was determined to be $9.9 million for the 2009 issuance of convertible notes and $4.6 million for the 2010 issuance of convertible senior notes, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2009 and 2010 was $0.2 million and $2.6 million, respectively, resulting in an unamortized amount of $9.7 million and $11.7 million at December 31, 2009 and 2010, respectively.

The total interest expense related to the Notes in the Company’s consolidated statement of operations for the year ended December 31, 2010 was $57.7 million, of which $26.5 million is non-cash amortization of the discount on the liability component and $31.2 million is the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At December 31, 2009 and 2010 the net carrying amounts of the liability component and unamortized discount were $342.9 million and $538.0 million, respectively and $117.1 million and $162.0 million, respectively.

The Company’s interest expense associated with the $460.0 million aggregate principal amount and $240.0 million aggregate principal amount of Notes is based on an effective interest rate of 12% and 14%, respectively.

Existing Credit Facilities

$1.04 billion revolving credit and term loan facility, dated September 17, 2008, as amended

We entered into this facility to refinance certain debt and for general corporate purposes. This credit facility consists of a guarantee facility which provides us with a letter of credit in the amount of up to $20 million, which has been drawn, three revolving credit facilities in the amounts of up to $350 million, $250 million and $20 million, respectively, and a term loan facility in the amount of up to $400 million. This loan bears interest at LIBOR plus a margin, and is repayable in 20 quarterly installments plus a balloon payment of $400 million, payable together with the last installment on September 17, 2013. As of December 31, 2010, we had outstanding borrowings in the amount of $675.8 million under this facility.

Two $562.5 million credit facilities, each dated July 18, 2008, as amended

We entered into these facilities to partially finance the construction costs of the Ocean Rig Poseidon and the Ocean Rig Mykonos. Both of these credit facilities bear interest at LIBOR plus a margin and are repayable in 18 semi-annual installments through November 2020. The first installment under each of these facilities is payable six months after delivery of the relevant vessel, both of which are expected to be in the third quarter of 2011. As of December 31, 2010, we had outstanding borrowings in the aggregate amount of $194.5 million under these credit facilities which was fully cash collateralized.

On June 5, 2009, we entered into agreements on waiver and amendment terms with respect to each of these credit facilities providing for a waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things, (i) a waiver of the required market adjusted equity ratio, (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent. These agreements were terminated by supplemental agreement dated January 28, 2010, which superseded the waiver agreement and extended the deadline for obtaining suitable employment contracts, as stated in the agreements, for the Ocean Rig Poseidon and the Ocean Rig Mykonos that is required for the continued availability of these credit facilities. All future advances under the credit facilities must be fully cash collateralized until we arrange suitable employment for both drillships, as set forth in the loan agreements.

On March 28, 2011, the Company received approval from the facility agent on behalf of all lenders to restructure the two $562.5 million credit facilities, which we refer to herein as the Deutsche Bank credit facilities. The restructuring is subject to completion of definitive documentation. The main terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn will be reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by Dryships, our majority-owned subsidiary, Ocean Rig UDW Inc. will provide an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW Inc.; (iii) the Company will be permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the fixture of the drillship under its drilling contract with Petrobras Tanzania, and cash collateral deposited for this vessel will be released; and (iv) the Company will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided the Company has obtained suitable employment for such drillship no later than August 2011.

$126.4 million term loan facility, dated July 23, 2008, as amended

We entered into this facility to partially finance the acquisition of the MV Flecha. This loan bears interest at LIBOR plus a margin, and is repayable in 40 quarterly installments, plus a balloon payment payable together with the last installment in July 2018. As of December 31, 2010, we had outstanding borrowings in the amount of $99.2 million under this term loan facility.

On October 12, 2009, we entered into a supplemental agreement with respect to this loan facility providing for a waiver of certain covenants, including the security cover requirement, through October 9, 2011.

$103.2 million loan facility, dated June 20, 2008, as amended

We entered into this facility to partially finance the acquisition costs of the MV Sorrento and MV Iguana. This loan bears interest at LIBOR plus a margin. The portion of the loan facility relating to the M/V Sorrento is repayable in 32 quarterly installments, plus a balloon payment payable together with the last installment in July 2016, and the portion of the loan facility relating to the M/V Iguana is repayable in 20 quarterly installments, with the last installment in June 2013. As of December 31, 2010, we had outstanding borrowings in the amount of $36.4 million under this loan facility.

On October 8, 2009, we entered into a supplemental agreement with respect to this loan facility providing for, among other things, waivers of the (i) value maintenance provisions; (ii) market adjusted equity ratio; (iii) market value adjusted net worth; and (iv) certain other financial covenants as through April 12, 2011.

On January 18, 2010, we entered into a vessel substitution agreement for the vessel Iguana. The agreement provides that if the MV Iguana is sold, its outstanding loan at the date of sale is required to be held in a retention account to be utilized towards the acquisition of a vessel up to December 31, 2010. We sold the vessel Iguana on January 19, 2010, however no substitution vessel was nominated and the tranche relevant to the MV Iguana was repaid in December 2010.

$125.0 million loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the MV Capri and MV Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment payable together with the last installment in June 2016. As of December 31, 2010, we had outstanding borrowings in the amount of $60.0 million under this loan facility.

On February 25, 2010, the Company entered into a supplemental agreement which, among other things: (i) increased the applicable margin on the facilities from January 1, 2009 until December 31, 2010; (ii) amended the minimum security cover; and (iii) amended our financial covenants as guarantor until midnight on December 31, 2010.

$90.0 million loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the MV Mystic. The loan bears interest at LIBOR plus a margin, and is repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2010, we had outstanding borrowings in the amount of $54.0 million under this loan facility.

On October 22, 2009, we reached a letter agreement of waiver terms, subject to definitive documentation, providing for a waiver of certain covenants through September 30, 2010. This agreement, among other things: (i) reduced the security cover ratio for the duration of the waiver period and further; and (ii) amended the minimum requirements for the market adjusted equity ratio, market value adjusted net worth of the group and the interest leverage ratio. Furthermore, the waiver agreement increased the margin for the duration of the waiver period and included various dividend and capital expenditure restrictions by us and our subsidiary.

On May 10, 2010, the Company executed a supplemental agreement on waiver and amendment terms on this loan facility, providing for definitive documentation to the loan facility of the October 22, 2009.

$130.0 million loan facility, dated March 13, 2008, as amended

We entered into this facility for working capital and general corporate purposes. Currently, the MV Toro and MV Delray are mortgaged as collateral under this loan facility. The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments plus a balloon payment, payable together with the last installment in March 2015. As of December 31, 2010, we had outstanding borrowings in the amount of $43.6 million under this loan facility.

On July 30, 2009, we entered into a supplemental agreement with respect to this credit facility providing for the waiver of certain covenants through March 31, 2011. This supplemental agreement, among other things: (i) increases the applicable margin on the facility; (ii) requires that until the end of the waiver period, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance under the facility; (iii) requires additional security and a restricted cash account equaling a minimum of the next four quarterly principal installments; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives financial covenants applicable to DryShips as guarantor until March 31, 2011.

On January 25, 2010 the Company entered into a vessel substitution agreement for the MV Toro and MV Delray. This agreement provides, among other things that after the end of the waiver period the applicable margin of the loan facility shall be reduced for a period of 12 months and thereafter to be further reduced until the final maturity date.

On August 25, 2010, the Company entered into a supplemental agreement, which among other things, extends the waivers up to March 31, 2012 and increases the applicable margin of the loan facility during the waiver period with a scheduled reduction to the margin thereafter.

On 29 November, 2010, the Company signed an amended and restated agreement for the substitution of the MV Delray and MV Toro for the MV Amalfi. The MV Delray was sold in February 2010, whereas the MV Toro was released as security for the loan facility and was replaced by the MV Amalfi.

$101.2 million loan facility, dated December 4, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Saldahna and MV Avoca. The loan bears interest at LIBOR plus a margin, and is repayable in 28 quarterly installments, with a balloon payment, payable together with the last installment in January 2015. As of December 31, 2010, we had outstanding borrowings in the amount of $41.6 million under this loan facility.

On June 11, 2009, we entered into a supplemental agreement on waiver terms for this loan facility. This supplemental agreement provides, among other things that through May 19, 2011, (i) the lender will waive the financial covenants contained in the corporate guarantee; (ii) the lender will waive the required prepayment in the event of a security value shortfall; (iii) the applicable margin will be increased; and (iv) we will not pay any cash dividends except under certain circumstances.

$47.0 million loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2010, we had outstanding borrowings in the amount of $23.0 million under this loan facility.

In February 2009, we entered in a supplemental agreement on waiver and amendment terms for this loan facility, providing for a waiver of certain covenants through December 31, 2009. On November 11, 2009, we entered into an agreement to confirm that the conditions in such waivers remain satisfied, and that the waivers extend to certain financial covenants in our guarantee of this loan facility through December 31, 2009.

In April 2010, we entered into a supplemental agreement, providing for certain covenant amendments including the waiver of our financial covenants until January 1, 2011. The supplemental agreement increases the applicable margin under this facility.

$90.0 million loan facility, dated October 5, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Samatan and MV VOC Galaxy. The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in November, 2015. As of December 31, 2010, we had outstanding borrowings in the amount of $66.0 million under this loan facility.

On July 30, 2009, the Company entered into a covenant waiver and amendment agreement with respect to this facility providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin under the facility until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants applicable to DryShips as guarantor until March 31, 2011.

On August 25, 2010, the Company entered into a supplemental agreement, which among other things extends the waiver period up to March 31, 2012, and increases the applicable margin of the loan facility during the waiver period with a scheduled reduction to the margin thereafter.

$35.0 million loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand the MV Clipper Gemini. The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. As of December 31, 2010, we had outstanding borrowings in the amount of $23.0 million under this loan facility.

On February 25, 2010, we entered into a supplemental agreement providing for a waiver of certain covenants. This supplemental agreement, among other things: (i) increases the applicable margin on the facility from January 1, 2010 until December 31, 2010; (ii) amends minimum security cover; and (iii) amends financial covenants applicable to DryShips as guarantor until midnight on December 31, 2010.

$518.8 million senior loan facilities and $110.0 junior loan facilities, each dated March 31, 2006, as amended

We entered into these facilities to provide us with working capital, and to partially finance the acquisition cost of certain vessels. These facilities are comprised of (i) term loan and short-term credit facilities (senior loan facility) and (ii) term loan and short-term credit facilities (junior loan facility).

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2010 we had outstanding borrowings in the amount of $419.3 million under this loan facility.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2010, we had outstanding borrowings in the amount of $84.2 million under this loan facility.

On November 17, 2009 the Company entered into supplemental agreements waiving and amending terms of its senior and junior loan facilities. These supplemental agreements, among other things, amend the (i) market adjusted equity ratios; (ii) market value adjusted net worth; (iii) interest coverage ratios; (iv) minimum liquidity; (v) applicable margins on the facilities from December 22, 2008 until September 30, 2010; and (vi) security cover requirements.

On September 29, 2010, the Company executed two supplemental agreements under its senior and junior facilities. As a result of the amendments in these new supplemental agreements, the Company regained full compliance with the financial and non-financial covenants under the original facilities, as amended. The MV Xanadu was sold in September 2010 and its outstanding balance at that date was repaid. The MV Primera was sold in April 2011 and its outstanding balance at that date was repaid.

$325.0 million short-term credit facility, dated December 21, 2010

On December 21, 2010, our majority-owned subsidiary, Drillship Hydra Owners Inc., entered into a $325.0 million short-term loan facility for the purpose of partially financing the construction cost of the Ocean Rig Corcovado. This loan facility is repayable in full in July 2011 and bears interest at a rate of LIBOR plus a margin. The Company drew down the full amount of this loan on January 5, 2011. The facility contains various covenants including: (i) a minimum market adjusted equity ratio and (ii) a minimum market value adjusted net worth.

$70.0 million loan facility, dated February 7, 2011

We entered into this facility to partially finance the construction and acquisition costs of our newbuilding Aframax tankers, Saga, which we took delivery of on January 18, 2011, and Vilamoura, which we expect to take delivery in March 2011 and for financing general corporate and working capital purposes. The loan bears interest at LIBOR plus a margin and is repayable in 20 quarterly installments, with a balloon payment payable together with the last installment on February 15, 2016.

The credit facilities discussed in this section are secured by, among other things, mortgages over our vessels, assignments of shipbuilding contracts and refund guarantees, corporate guarantees and assignments of all freights, earnings, insurances and requisition compensation. The credit facilities contain covenants relating to our vessel owning subsidiaries as borrowers under the loans, including restrictions on changes in management and ownership of the vessels, incurring additional financial indebtedness, creating or permitting to exist on their assets and changes in the general nature of our business; each without the relevant lenders’ prior consent. In addition, under some of the credit facilities, the vessel owning companies are not permitted to pay any dividends without the requisite lenders’ prior consent. The credit facilities also contain certain financial covenants relating to our financial position, operating performance and liquidity.

Proposed New $800.0 million secured term loan facility

On March 25, 2011, the Company received a commitment letter and term sheet for a new $800.0 million secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and Ocean Rig Olympia. The new secured term loan facility is subject to completion of definitive documentation and the Company intends to use a portion of the new facility to refinance its $325.0 million short term loan facility, dated December 21, 2010.

Proposed New $32.3 million secured term loan facility

On March 30, 2011, the Company received a firm commitment from an international lender for a $32.3 million secured term loan facility to partially finance the construction cost of the newbuilding tanker, Daytona, which is scheduled to be delivered in April 2011. This facility is subject to completion of definitive documentation, which the Company expects to occur in April, 2011.

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

$300.0 million credit facility

On May 13, 2009, we entered into a new one-year credit facility for the amount of up to $300.0 million in order to refinance our existing loan indebtedness under the facility discussed above. In May 2009, we drew down $150.0 million of the loan in order to refinance the $150.0 million outstanding debt at the date of the drawdown of the above facility. This new credit facility was fully repaid in May 2009 using our proceeds of our at-the-market offerings and the undrawn amount was cancelled.

$31.1 million fixed-rate term notes

In connection with the acquisition of Drillships Holdings on May 15, 2009, we assumed two $15.6 million fixed-rate term notes that were entered into in January 2009, in order to finance the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The term notes were fully repaid in July 2009.

$300.0 million short-term loan facility

On December 28, 2010, we entered into a short-term loan facility and drew down the full amount of $300.0 million. The loan was repaid in full on January 3, 2011.

$230 million loan facilities, dated September 10, 2007, as amended

In connection with the acquisition of Drillships Holdings on May 15, 2009, we assumed two $115 million loan facilities that were entered into in September 2007, in order to finance the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The loans bear interest at LIBOR plus margin. We repaid one $115.0 million term loan facility in December 2010 in connection with the delivery of the Ocean Rig Corcovado in January 2011 and repaid $115.0 million facility upon the delivery of the Ocean Rig Olympia in March 2011. In addition to the customary security and guarantees issued to the borrower, this facility was collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties, and a personal guarantee from Mr. Economou.

As of December 31, 2010 we had outstanding borrowings in the amount of $115.0 million under these loan facilities, which was repaid on March 18, 2011.

Cash Flows

Year ended December 31, 2010 compared to year ended December 31, 2009 (As restated)

Our cash and cash equivalents decreased to $391.5 million as of December 31, 2010, compared to $693.2 million as of December 31, 2009, primarily due to increased cash used in investing activities which was offset by increase in cash provided by operating and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $129.7 million as of December 31, 2010, compared to deficit of $715.4 million as of December 31, 2009.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $183.7 million, or 62% to $477.8 million for the year ended December 31, 2010 compared to $294.1 million for the year ended December 31, 2009. This increase is primarily attributable to the increased time charter rates for the drybulk carrier segment during the year ended December 31, 2010, which is offset in part by the lower earnings efficiency for both rigs in 2010 compared to 2009.

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.68 billion for the year ended December 31, 2010. The Company made payments of approximately $1.34 billion for asset acquisitions, payments for options and improvements, and $416.8 million as a result of the net increase in minimum cash deposits required by our lenders. These cash outflows were partially offset by receipt of vessel sale proceeds of approximately $73.3 million.

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

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $901.3 million for the year ended December 31, 2010, consisting mainly of net proceeds of $341.9 million from the issuance of common stock in at-the-market offerings and share lending arrangement, the net proceeds of $237.2 million from the issuance of the convertible senior notes and the drawdown of an additional $308.3 million under the credit facilities and the net proceeds of $488.3 from the private placement of Ocean Rig UDW. This is partially offset by the repayment of $465.4 million of debt under our long and short-term credit facilities and the $8.9 million paid for financing costs.

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

Year ended December 31, 2009 (as restated) compared to year ended December 31, 2008

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

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $246.0 million, or 45.5%, to $294.1 million for the year ended December 31, 2009 compared to $540.1 million for the year ended December 31, 2008. This decrease is primarily attributable to the decreased time charter rates for the drybulk carrier segment during the year ended December 31, 2009, which is offset in part by the annual contribution for the drilling rig segment in 2009 as compared to a partial contribution in 2008.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)

Long-term debt (1)	$2,935,648	$740,604	$789,261	$1,045,205	$360,578
Interest and borrowing fees (2)	404,952	123,339	187,846	83,077	10,690
Shipbuilding contracts – Vessels	701,130	295,305	405,825	—	—
Shipbuilding contracts-Drillships (3)	1,374,000	1,374,000	—	—	—
Retirement Plan Benefits (4)	1,725	83	150	213	1,279
Operating leases (5)	969	646	323	—	—
Office space rent (6)	132	22	52	52	6
Other operating leases	425	290	78	57	—

Total	$5,418,981	$2,534,289	$1,383,535	$1,128,604	$372,553

(1)	As further discussed in Note 11 to our audited consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2010, was $2,935.6 million (gross of unamortized deferred financing fees and debt discount of $216.0 million), which were used to partially finance the expansion of our fleet, for the construction of drilling rigs and for the acquisition of Ocean Rig ASA. The loans bear interest at LIBOR plus a margin. The amounts in the table under “Long Term Debt” do not include any projected interest payments.
(2)	Our long-term debt outstanding as of December 31, 2010 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate of 4.06% for the drybulk segment and 4.39% for the drilling rig segment for the year ended December 31, 2010.
(3)	As of December 31, 2010, an amount of $697.6 million was paid to the shipyard representing the first and second installment for the construction cost of the Ocean Rig Poseidon and the Ocean Rig Mykonos. An amount of $815.0 million was paid to the shipyard representing the first, second and third installment for the construction cost of the Ocean Rig Corcovado and the Ocean Rig Olympia.
(4)	During 2010, Ocean Rig UDW had five defined plans for employees managed and funded through Norwegian life insurance companies. It terminated two plans at the end of 2010. Three plans were therefore left as of December 31, 2010. The pension plan covered 55 employees by the year ended 2010. The number of employees covered by the plans since January 1, 2010 is 141. Pension liabilities and pension costs are calculated based on the crucial cost method as determined by an independent third party actuary.
(5)	We entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts.
(6)	We lease office space in Athens, Greece, from a son of George Economou.

Dividend Payments

On January 9, April 2, July 18 and September 30, 2008, the Company declared dividends in the aggregate amount of $33.2 million ($7.3 million ($0.20 per share), paid on January 31, 2008 to the stockholders of record as of January 18, 2008), ($8.5 million ($0.20 per share), paid on April 30, 2008 to the stockholders of record as of April 17, 2008), $8.7 million ($0.20 per share), paid on August 22, 2008 to the stockholders of record as of August 8, 2008 and $8.7 million $0.20 per share, paid on October 31, 2008 to the stockholders of record as of October 15, 2008, respectively.)

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

Name	Age	Position
George Economou	58	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	56	Class A Director
Vassilis Karamitsanis	35	Class A Director
Evangelos Mytilinaios	61	Class B Director
George Xiradakis	46	Class B Director
Chryssoula Kandylidis	56	Class C Director
George Demathas	55	Class C Director
Pankaj Khanna	40	Chief Operating Officer
Ziad Nakhleh	38	Chief Financial Officer
Niki Fotiou	41	Senior Vice President Head of Accounting and Reporting
Iro Bei	28	Secretary

The business address of each officer and director is the address of our principal executive offices, which are located at 80, Kifissias Avenue, GR 15125, Amaroussion, Greece.

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou – George Economou has over 30 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company’s growth into the largest US listed drybulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW an owner of rigs and ships involved in ultra deep water drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, Mr. Economou has also been a member of the board of directors of Danaos Corporation. Apart from his shipping interests Mr. Economou has invested also in Real Estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to our board of directors on July 29, 2009. Harry Kerames has over 21 years of experience in the transportation industry. Mr. Kerames has been the Managing Director of Global Capital Finance where he was responsible for the firm’s shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and Oceanfreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut.

Vassilis Karamitsanis was appointed to our board of directors on July 29, 2009. Vassilis Karamitsanis is an attorney and a founding partner of SigmaKappaSigma Law Offices. From 2007 to 2009, Mr. Karamitsanis was the head of the legal department at Karouzos Construction & Development Group. Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants S.A. and has served as a special advisor to the Hellenic Ministry of Health & Welfare. He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law. Mr. Karamitsanis graduated from Athens College Lyceum and received his law degree from Aristotle University of Thessaloniki. He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.

George Demathas was appointed to our board of directors on July 18, 2006 to fill the vacancy resulting from the resignation of Mr. Nikolas Tsakos. Mr. Demathas was also a director of Ocean Rig ASA from 2008 to 2010. Since 2001, Mr. Demathas has been the Chief Executive Officer and a director of Stroigasitera Inc., a privately held company that finances and develops natural gas infrastructure projects in Central Asia, and since 1996, Mr. Demathas has invested in natural gas trunk pipelines in Central Asia. Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Mr. Demathas was a principal in Marketing Systems Ltd., where Mr. Demathas supplied turnkey manufacturing equipment to industries in the Former Soviet Union. Mr. Demathas has a Bachelor of Arts in Mathematics and Physics from Hamilton College in New York and an Master of Science in Electrical Engineering and Computer Science from Columbia University. He is based in Moscow and travels widely in Europe and the United States.

George Xiradakis was appointed to our board of directors in May 2006. Mr. Xiradakis is also a director of our majority-owned subsidiary, Ocean Rig UDW. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions. XRTC acted as the commercial representative of international banks including the French banking groups Credit Lyonnais and NATIXIS in Greece. Mr. Xiradakis is also the advisor of various shipping companies, as well as international and state organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. In addition, Mr. Xiradakis has served on the board of directors of Paragon Shipping Inc., a company listed on the New York Stock Exchange, since 2008, and from 2008 to 2009, Mr. Xiradakis was a member of the board of directors of Aries Maritime Transport. Mr. Xiradakis also has served as a President of the Hellenic Real Estate Corporation and Hellenic National Center of Port Development. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University formerly known as City of London Polytechnic in London. Mr. Xiradakis holds an MSc. in Maritime Studies from the University of Wales.

Chryssoula Kandylidis was appointed to our board of directors on March 5, 2008 to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis. Mrs. Kandylidis is the beneficial owner of all the issued and outstanding capital stock of Prestige Finance S.A., a Liberian corporation which owns 30% of the outstanding capital stock of Cardiff , TMS Bulkers and TMS Tankers. Mrs. Kandylidis has also served as an advisor to the Minister of Transport and Communications in Greece for matters concerning people with special abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d’ Athenes. She also holds a degree in Economics from the University of Geneva. Mrs. Kandylidis is the sister of George Economou, our Chief Executive Officer.

Evangelos Mytilinaios was appointed to our board of directors on December 19, 2008 to fill the vacancy resulting from the resignation of Mr. Angelos Papoulias. Mr. Mytilinaios has over 20 years of experience in the shipping industry. He served as a senior executive in the Peraticos and Inlessis group of companies, which are involved in the drybulk and tanker shipping sectors. He presently heads a diversified group of companies involved in tourism and real estate development in Greece and the United Kingdom. After attending the Athens University of Economics, he started his career by joining and heading his family’s aluminum production enterprise, Mytilineos Holdings S.A., one of the largest aluminum product manufacturers in Greece. Mr. Mytilinaios is the chairman of our audit committee.

Pankaj Khanna was appointed as our Chief Operating Officer in March 2009. Mr. Khanna is also a director of our majority-owned subsidiary, Ocean Rig UDW. Mr. Khanna has 21 years of experience in the shipping industry. Prior to joining the Company, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. Prior to joining Alba Maritime Services S.A. Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales & purchase activities, newbuilding ordering activities, and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a large multinational shipbroker. Prior to that Mr. Khanna sailed on merchant vessels as a deck officer. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Ziad Nakhleh was appointed as our Chief Financial Officer in November 2009. Mr. Nakhleh has over 12 years of finance experience. From January, 2005 to September, 2008, he served as Treasurer and Chief Financial Officer of Aegean Marine Petroleum Network Inc. (“Aegean”), a publicly traded marine fuels logistics company listed on the New York Stock Exchange. From September 2008 to October 2009, Mr. Nakhleh was engaged in a consulting capacity to various companies in the shipping and marine fuels industries. Prior to his time with Aegean, Mr. Nakhleh was employed at Ernst & Young and Arthur Andersen in Athens. Mr. Nakhleh is a graduate of the University of Richmond in Virginia and is a member of the American Institute of Certified Public Accountants.

Niki Fotiou was appointed as the Company’s Senior Vice President Head of Accounting and Reporting in January 2010. From July 2006 to December 2009, she served as the Group Controller of Cardiff Marine Inc. For the period from 1993 to 2006, Ms. Fotiou worked for Deloitte and for Hyatt International Trade and Tourism Hellas. Ms Fotiou is a graduate of the University of Cape Town and is a member of the Association of Chartered Certified Accountants. Ms Fotiou serves as Chief Financial Officer and corporate secretary of Allships Ltd. since 2009.

Iro Bei was appointed as corporate secretary of the Company with effect from August 21, 2008. Ms. Bei is an attorney-at-law and is an associate at Deverakis Law Office. Ms. Bei graduated from the School of Law, University College London, U.K. with an LL.B. (2003) and an LL.M. (2004) and she is a member of the Athens Bar Association (2008).

B. Compensation of Directors and Senior Management

We paid an aggregate amount of $11.0 million as cash compensation to our executive directors for the fiscal year ended December 31, 2010. Non-executive directors received annual cash compensation in the aggregate amount of $0.7 million, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Consultancy Agreements

Agreement for the Services of our Chief Executive Officer

On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, which we amended on January 21, 2009 with an effective date of January 1, 2009. Under the agreement, Fabiana provides the services of our Chief Executive Officer. The agreement has a term of five years unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we are obligated to pay (i) annual remuneration to Fabiana in the amount of Euro 2,700,000; (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee. In addition, pursuant to the agreement, the Company awarded 1,000,000 shares of common stock under our 2008 Equity Incentive Plan (the “Plan”), described below in more detail.

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) by the company without cause; or (iv) by either party for any material breach of their respective obligations under the agreement.

On January 25, 2010, the compensation committee approved a bonus award to Fabiana in the form of 4,500,000 shares of our common stock for its contribution of the services of our Chief Executive Officer during 2009, as well as for the anticipated contribution of such services during 2010, 2011 and 2012.

In addition, on January 25, 2010, we increased the annual remuneration to be awarded to Fabiana under the consultancy agreement to Euro 2,700,000 ($3,609,900 based on the exchange rate as of December 31, 2010).

On January 12, 2011, the compensation committee approved a bonus award to Fabiana of $4 million and 9,000,000 shares of our common stock for its contribution of the services of our Chief Executive Officer during 2010. The shares shall vest over a period of eight years with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually in December 31, 2011 through 2018, respectively.

Agreement for the Services of our Chief Financial Officer

On October 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our Chief Financial Officer, Mr. Ziad Nakhleh, for the provision of the services of our Chief Financial Officer. The agreement expires on December 31, 2011, unless extended by mutual agreement of the parties. Under the terms of the agreement, we are obligated to pay (i) an annual base salary (ii) a cash bonus for the contribution of the services of the Chief Financial Officer during the year 2010; (iii) a retention bonus for the anticipated contribution of the services of the Chief Financial Officer during the years 2011 and 2012; and (iv) additional bonus compensation as determined by the compensation committee.

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us without cause; or (iv) at any time by either party in the event of a material breach of obligations by the other party. In addition, upon termination within three months following a change in control, as defined in the agreement, that occurs within two years of the date of the agreement, we will be obligated to pay the consultancy fee under the balance of the agreement, which shall not be less than six months’ base salary or greater than twelve months’ base salary.

Agreement for the Services of our Chief Operating Officer

On March 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our Chief Operating Officer, Mr. Pankaj Khanna, for the provision of the services of our Chief Operating Officer. The agreement has an initial term of 34 months and may be renewed for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay (i) an annual base salary; (ii) equity compensation; (iii) a cash bonus and (iv) additional cash or equity bonuses awarded in our sole discretion.

We may terminate the agreement for cause, as defined in the agreement, in which case the entity will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, we will be obligated to pay a lump sum amount, plus a cash bonus. In addition, all non-vested shares will be returned to us and the entity will have no legal right in connection with these shares. In the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay (i) the annual base salary for a minimum of 36 months from the date of the change of control and (ii) three times the cash bonus for the year 2009. In addition, all shares awarded under the agreement will vest immediately.

Agreement for the Services of our Senior Vice President, Head of Accounting

On March 5, 2010, we entered into a consultancy agreement with an entity beneficially owned by our Senior Vice President, Head of Accounting, Ms. Niki Fotiou, for the provision of the services of our Senior Vice President, Head of Accounting. The agreement expires on December 31, 2012, unless extended by mutual agreement of the parties. Under the terms of the agreement, we are obligated to pay (i) an annual base salary; (ii) a cash bonus; (iii) equity compensation; (iv) additional bonus compensation as determined by our Chief Financial Officer and (v) a signing bonus.

The agreement may be terminated (i) at the end of the term, unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us without cause; or (iv) at any time by either party in the event of a material breach of obligations by the other party. In addition, upon termination within three months following a change in control, as defined in the agreement, that occurs within two years of the date of the agreement, we will be obligated to pay the consultancy fee under the balance of the agreement, which shall not be less than six months’ base salary or greater than twelve months’ base salary.

Equity Incentive Plan

On January 16, 2008, the Company’s board of directors approved the 2008 Equity Incentive Plan (the “Plan”). Under this Plan, officers, key employees, and directors are eligible to receive, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 1,834,055 shares of common stock were reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the Plan will expire after January 16, 2018, the tenth anniversary of the date the Plan was adopted. Our awards under the Plan are set forth as follows:

On March 5, 2008, we awarded 1,000,000 common shares to Fabiana. The shares vest quarterly in eight equal installments, with the first installment of 125,000 common shares vesting on May 28, 2008. The fair value of the shares on the grant date was $75.09 per share. The fair value of the 1,000,000 common shares on the grant date amounted to $75.1 million and will be recognized as compensation in the consolidated accompanying statements of income over the two-year vesting period. The related stock-based compensation expense for the year ended December 31, 2010 amounted to $6.1 million and is included in “General and administrative expenses” in the accompanying consolidated statements of operations. As of April 12, 2011, all of these common shares have vested.

On October 2, 2008, we approved grants in the amount of 9,000 shares of vested common stock to three of our non-executive directors. Also on October 2, 2008, we approved grants of 2,700 shares of non-vested common stock each, or 9,000 shares of non-vested common stock in the aggregate, to two of our non-executive directors, to be issued in the amount of 75 shares per director, or 150 shares in the aggregate, per month over a three-year period beginning on February 1, 2009 and continuing until January 1, 2012 or such other time as we may instruct. From the 9,000 shares of non-vested common stock, 3,600 shares were forfeited during 2010. The non-vested shares issued in 2009 and 2010 vested in January 2010 and January 2011, respectively. The non-vested shares issued in 2011 will vest in January 2012. The fair value of the vested shares on the grant date was $33.59 per share and will be recognized as compensation in the consolidated statements of operations over the three-year vesting period quarterly in 12 equal installments. The fair value of the non-vested shares granted amounted to $0.3 million and will be recognized as compensation in the accompanying consolidated statements of income over the three-year vesting period. Stock-based compensation for our directors relating to this grant for the year ended December 31, 2010 amounted to $0.1 million and is included in “General and administrative expenses” in the accompanying consolidated statement of operations.

On March 12, 2009, 70,621 shares of non-vested common stock were granted to an executive of the Company. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54. Stock-based compensation for our directors relating to this grant for the year ended December 31, 2010 amounted to $0.08 million and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

On January 25, 2010, we amended the Plan to increase the total number of common shares reserved for issuance under the Plan to 21,834,055.

Also on January 25, 2010, we awarded 4,500,000 shares of common stock to Fabiana for the contribution of the services of our Chairman and Chief Executive Officer during the fiscal year ended 2009 as well as for the anticipated contribution of the services of our Chairman and Chief Executive Officer during the fiscal years ended 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares vesting on the award date, 1,000,000 shares vesting on each of December 31, 2010 and 2011 and 1,500,000 shares vesting on December 31, 2012. The fair value of the shares on the award date was $6.05 per share.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The remaining 1,000 common shares will vest on December 31, 2011. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66.

On January 12, 2011, we awarded 9,000,000 shares of common stock to Fabiana for the contribution of the services of our Chairman and Chief Executive Officer during the fiscal year ended 2010. The shares awarded to Fabiana vest over a period of eight years, with 1,000,000 shares vesting on February 10, 2011 and 1,000,000 shares vesting annually on December 31 of 2011 through 2018. The fair value of the shares on the award date was $5.50 per share.

On February 4, 2011, we awarded 15,000 shares of non-vested common stock to one of our executive officers, which vest on a pro rata basis over the course of three years. The fair value of the shares on the award date was $5.01 per share.

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

C. Board Practices

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class C directors expires at the annual general shareholders meeting in 2013. Our class C directors are Chryssoula Kandylidis and George Damathas. The term of our Class B directors expires at the annual general shareholders meeting in 2012. Our Class B directors are Evangelos Mytilinaios and George Xiridakis. The term of our Class A directors expires at the annual general shareholders meeting in 2011. Our Class A directors are George Economou, Harry Kerames and Vassilis Karamitsanis. Each of our Class A, B and C new directors shall hold their positions until their successor shall be elected or until the earlier of their resignation or removal.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Committees of the Board of Directors

Our board of directors has established an audit committee comprised of three independent directors: Harry Kerames, Vassilis Karamitsanis and George Xiradakis. The audit committee is governed by a written charter, which is approved by the board of directors. The board of directors has determined that the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, that all of the members of the audit committee fulfill the requirement of being financially literate and that George Xiradakis qualifies as an audit committee financial expert as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:

•	engaging our external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of our external auditors;

•

reviewing our relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-à-vis our accounting principles and standards and auditing standards;

•	overseeing our financial reporting and internal control functions;

•	overseeing our whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

In March 2008, the board of directors appointed a compensation committee consisting of two independent directors, Mr. George Xiradakis and Mr. George Demathas. Mr. Demathas serves as Chairman of the compensation committee. The compensation committee is responsible for determining the compensation of our executive officers. Previously, the full board of directors performed the function of the compensation committee.

In March 2008, the board of directors appointed a nominating committee consisting of two independent directors, Mr. George Demathas and Mr. George Xiradakis. Mr. Xiradakis serves as Chairman of the nominating committee. The nominating committee is responsible for identifying, evaluating and recommending to the board of directors individuals for membership on the board of directors, as well as considering nominees proposed by shareholders in accordance with our bylaws. Previously, the full board of directors performed the functions of the nominating committee.

In May 2010, the committees of the Board of Directors were re-organized as follows:

Audit Committee: Mr. Harry Kerames was appointed to serve as Chairman and the two other independent directors are Mr. George Xiradakis and Mr. Vassilis Karamitsanis.

Compensations Committee: Mr. Evangelos Mytilinaios was appointed to serve as Chairman and the other two independent directors are Mr. Harry Kerames and Mr. Vassilis Karamitsanis.

Nominating Committee: Mr. George Demathas was appointed to to serve as Chairman and the two other independent directors are Mr. Evangelos Mytilinaios and Mr. George Xiradakis.

D. Employees

As of December 31, 2010, DryShips employed four persons at its offices in Athens, Greece.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our voting stock as of April 12, 2011. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held and one vote for each Series A Convertible Preferred Stock held. Holders of the Series A Convertible Preferred Stock vote together with the holders of the common stock.

Title of Class	Identity of Person or Group	Amount of Class Owned	Percentage of Class

Common Stock, par value $0.01 per share	George Economou(1)	58,003,832	13.9%
	All officers and directors, other than George Economou, as a group (2)	97,521	*

Series A Convertible Preferred Stock, par value $0.01 per share	George Economou(3)	20,749,956	65.0%
	Advice Investments S.A.	5,746,142	18.0%
	Magic Management Inc.	4,469,222	14.0%

(1)	Mr. Economou may be deemed to beneficially own 10,994,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation (the “Foundation”), the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 14,500,000 of these shares through Fabiana Services S.A. (“Fabiana”), a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares which are issuable upon the exercise of warrants, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one share of common stock. The warrants have been issued to Sphinx Investment Corp. pursuant to a Securities Purchase Agreement dated March 6, 2010, all of which (i) are immediately exercisable at an average exercise price of $22.50 per share of common stock, other than 500,000 warrants that are exercisable at an exercise price of $30.00 per share of common stock; and (ii) expire on April 7, 2014.

Mr. Economou may be deemed to beneficially own 14,524,969 shares of common stock that are issuable upon the conversion of 20,749,956 shares of our Series A Convertible Preferred Stock and 13,315,774 shares of common stock that were issued following the mandatory conversion of 16,977,612 shares of Series A Convertible Preferred Stock that are owned by Entrepreneurial Spirit Holdings Inc., a Liberian corporation (“Entrepreneurial Spirit Holdings”) that is wholly-owned by the Foundation, in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement, dated July 9, 2009, by and between the Company and Entrepreneurial Spirit Holdings and the sellers listed therein, and the related Certificate of Designations. The shares of Series A Convertible Preferred Stock owned by Entrepreneurial Spirit Holdings may be converted into shares of common stock at any time based on a conversion ratio of 1:0.7, as stated in the Certificate of Designations.

(2)	Less than one percent.
(3)	Mr. Economou may be deemed to beneficially own these 20,749,956 shares of Series A Convertible Preferred Stock through Entrepreneurial Spirit Holdings, which is wholly-owned by the Foundation.

During 2008, Mr. Economou’s ownership of our shares of common stock increased by 1,000,000 common shares as a result of our issuance of 1,000,000 shares on Fabiana, a related-party entity controlled by Mr. Economou, on April 10, 2008. During 2009, Mr. Economou’s ownership of our shares of common stock increased by 3,500,000 common shares as a result of our issuance of 3,500,000 warrants to purchase shares of our common stock dated April 12, 2009 to Sphinx Investment Corp., a related-party entity controlled by Mr. Economou. Also in 2009, Mr. Economou acquired 33,955,224 shares of our Series A Convertible Preferred Stock through Entrepreneurial Spirit Holdings, a related-party entity controlled by Mr. Economou, pursuant to the Securities Purchase Agreement, dated July 9, 2009, by and between us and Entrepreneurial Spirit Holdings and the sellers named therein. During 2010, Mr. Economou’s ownership of our shares of common stock increased by 4,500,000 common shares as a result of our issuance of 4,500,000 common shares to Fabiana on February 16, 2010. During 2011 and as of the date hereof, Mr. Economou’s ownership of our shares of common stock increased by 22,315,774 shares due to (i) our issuance of 9,000,000 shares of common stock to Fabiana on February 10, 2011 and (ii) the mandatory conversion of 16,977,612 shares of our Series A Convertible Preferred Stock held by Entrepreneurial Spirit Holdings into 13,315,774 shares of our common stock in connection with the delivery of our newbuilding drillships, the Ocean Rig Corcovado and Ocean Rig Olympia. Also during 2011 and as of the date hereof, Mr. Economou’s ownership of our shares of Series A Convertible Preferred Stock decreased to 20,749,956 shares as a result of the mandatory conversion of 16,977,612 shares of Series A Convertible Preferred Stock into shares of common stock, as described in footnote (1) above, plus the issuance of 3,772,344 shares of Series A Convertible Preferred Stock as payment of the preferred share dividend of 6.75% that accrued quarterly since July 15, 2009.

As of April 12, 2011, 352,868,233 of our outstanding common shares were held in the United States by 37 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 352,833,057, or of those shares.

B. Related Party Transactions

Agreements with Cardiff, TMS Bulkers and TMS Tankers

Mr. George Economou, our Chairman and Chief Executive Officer, controls the Foundation, a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff, TMS Bulkers and TMS Tankers. The other shareholder of Cardiff, TMS Bulkers and TMS Tankers is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital stock of which is beneficially owned by Mr. Economou’s sister, Ms. Chryssoula Kandylidis, who serves on our board of directors.

Management Agreements – Drybulk Vessels

We outsource all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers pursuant to management agreements effective January 1, 2011. Prior to January 1, 2011, Cardiff, a company affiliated with our Chairman and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, with TMS Bulkers, a related party, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services.

Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers’s performance under the management agreements.

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $2,000 based on the Euro/U.S. Dollar exchange rate at December 31, 2010) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, we will pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate in Euro 500 ($700 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day.

In addition, TMS Bulkers is entitled to a chartering commission of 1.25% of all monies earned by the vessel, which survives the termination of the management agreement until the termination of the charter agreement then in effect or the termination of any other employment arranged prior to such termination. TMS Bulkers also receives a sale and purchase commission of 1%. Under the management agreements, we may award TMS Bulkers an annual performance incentive fee.

Each management agreement has a term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments, unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term. The management agreements may be terminated as follows:

(i) TMS Bulkers may terminate the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner are not received by TMS Bulkers within ten running days; (b) the vessel owner does not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employs the vessel in a hazardous or improper manner, and the vessel owner fails to remedy such default;

(ii) the vessel owner may terminate the agreement with immediate effect by notice in writing if TMS Bulkers does not meet its obligations for any reason within its control under the agreement and fails to remedy such default within a reasonable time;

(iii) the agreement shall be deemed terminated in the case of the sale of the vessel, if the vessel becomes a total loss or is declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party; and

(iv) upon a change of control of us and/or the vessel owners.

In the event that the management agreement is terminated for any reason other than a default by TMS Bulkers, we will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we will be required to pay TMS Bulkers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Bulkers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

The management agreements provide that TMS Bulkers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Bulkers, its employees or agents and in such case the liability of TMS Bulkers per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Bulkers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by TMS Bulkers to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify TMS Bulkers and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the new management agreements, TMS Bulkers has the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, TMS Bulkers shall remain fully liable for the due performance of its obligations under the management agreements.

From September 1, 2010 through January 1, 2011, Cardiff served as our technical and commercial manager pursuant to management agreements with the terms described above. From July 1, 2008 to September 1, 2010, we paid management fees to Cardiff that varied according to type of management service, including chartering, technical management, accounting and financial reporting services as described below.

Up to August 31, 2010, the Company paid a management fee of Euro 607 (or $812 at the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 (or $142 at the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 (or $705 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under SEC rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 (or $122 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 (or $212 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per person, per day of eight hours.

Cardiff provided the Company with financial accounts services in exchange for a fee of Euro 121 (or $162 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 (or $353,259 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted based on the Greek consumer price index.

From January 1, 2008 to June 30, 2008, we paid Cardiff management fees based on a daily fixed fee of $775.50 per vessel, which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upward or downward according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

During the year ended December 31, 2010, total charges from Cardiff under the management agreements amounted to $29.0 million.

Management Agreements – Drilling Units

Until December 21, 2010, we, through our majority-owned subsidiaries Drillship Hydra Owners Inc. and Drillship Paros Owners Inc., were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff, pursuant to which Cardiff provided additional supervisory services in connection with said drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums.

In accordance with the Addenda No. 1 to the above management agreement, dated as of December 1, 2010, by and between Cardiff and our respective drillship-owning subsidiaries, the management agreements were terminated effective December 21, 2010.

During the year ended December 31, 2010, total charges from Cardiff under the management agreements amounted to $4.0 million. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

Management Agreements – Tankers

Effective January 1, 2011, we entered into separate management agreements with TMS Tankers for each of our tankers under construction. Each management agreement provides for a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of a fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a management fee of Euro 1,700 (or $2,267 based on the Euro/U.S. Dollar exchange rate as of December 31, 2010) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

In addition, under the management agreements, TMS Tankers is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1%. The management agreements further provide that in our discretion, we may pay TMS Tankers an annual performance incentive fee.

Each management agreement has a term of five years and is automatically renewed for successive five year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

The management agreements may be terminated as follows:

(i) TMS Tankers may terminate the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner are not received by TMS Tankers within ten running days; (b) the vessel owner does not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employs the vessel in a hazardous or improper manner, and the vessel owner fails to remedy such default;

(ii) the vessel owner may terminate the agreement with immediate effect by notice in writing if TMS Tankers does not meet its obligations for any reason within its control under the agreement and fails to remedy such default within a reasonable time;

(iii) the agreement shall be deemed terminated in the case of the sale of the vessel, if the vessel becomes a total loss or is declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party; and

(iv) upon a change of control of us and/or the vessel owners.

In the event that the management agreement is terminated for any reason other than a default by TMS Tankers, we will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we will be required to pay TMS Tankers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Tankers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

The management agreements provide that TMS Tankers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Tankers, its employees or agents and in such case the liability of TMS Tankers per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Tankers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by TMS Tankers to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify TMS Tankers and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the new management agreements, TMS Tankers has the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, TMS Tankers shall remain fully liable for the due performance of its obligations under the management agreements.

For the year ended December 31, 2010, total charges from TMS Tankers under the management agreements amounted to $0.

Global Services Agreement

On December 1, 2010, we entered into the Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which we have engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for our offshore assets, including our drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of our offshore assets, including our drilling units. In consideration of such services, Cardiff is entitled to a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

For the year ended December 31, 2010, total charges from Cardiff under the Global Services Agreement amounted to $0.

Pooling Arrangements

From January 1, 2011 and March 24, 2011, we employ the Aframax tanker Saga in the Sigma tanker pool and the Suezmax tanker Vilamoura in the Blue Fin tanker pool, respectively, both of which are managed by Heidmar Inc., a related party. Our Chairman and Chief Executive Officer is the Chairman of the Board of Directors of Heidmar Inc. and Heidmar Inc. is 49% owned by a company related to Mr. Economou.

Pursuant to the pooling agreement with Sigma Tankers Inc. for the vessel Saga, we are obligated to time charter the vessel into the pool for a period of 12 months after which the charter will automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar Inc., as the pool manager, may request that the vessel be redelivered after giving 90 days’ notice. The pool manager is entitled to receive an agency fee of $387 per day for the vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3% and a maximum annual increase of 10%. In addition, currently, the pool manager is entitled to receive a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement; provided that, in the event the pool consists of less than 20 vessels, the commission is increased to 1.50% of freight or charter hire. In addition, we are obligated to contribute approximately $925,000 to the pool for the vessel’s working capital. The agency fees, commissions and working capital contribution are deducted from our pool earnings.

Pursuant to the pooling agreement with Blue Fin Tankers Inc. for the vessel Vilamoura, we are obligated to time charter the vessel into the pool for a period of 12 months after which the charter will automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar Inc., as the pool manager, may request that the vessel be redelivered after giving 90 days’ notice. The pool manager is entitled to receive an agency fee of $387 for the vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3%, but in no event less than 5%, and a maximum annual increase of 10%. In addition, the pool manager is entitled to receive a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement. In addition, we are obligated to contribute approximately $750,000 to the pool for the vessel’s working capital. The agency fees, commissions and working capital contribution are deducted from our pool earnings.

Office Lease

As of December 31, 2010, the rental payment due in 2011 amounted to $22,357. Previously, we rented our office space from a son Mr. George Economou pursuant to a rental agreement dated October 1, 2005 that expired on September 30, 2010. Under the new lease agreement, the annual rental payment under that agreement is Euro 19,200, which adjusts annually for inflation increases and expires in 2016. For the year ended December 31, 2010, $12,246 of rental payments were incurred under our lease agreement dated October 1, 2005.

Consultancy Agreements

Vivid Finance

On September 1, 2010, we entered into a consultancy agreement with Vivid Finance, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by us after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

For the year ended December 31, 2010, total charges from Vivid Finance under the consultancy agreement amounted to $1.7 million.

Consultancy Agreements Relating to the Provision of the Services of Certain of our Executive Officers

For a description of our consultancy agreements relating to the provision of the services of certain of our executive officers, please see “Item 6.B. Compensation—Consultancy Agreements.”

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

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of DryShips Inc. and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the

“Buyers”), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. No quantification of the above claim and counter-claim may be given presently.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, or Samsun, for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers’ failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation.

In February 2010, Samsun’s plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements.

On March 5, 2009, a complaint against the Company’s Board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. Oral argument for the appeal was heard on April 6, 2011 and the decision of the Marshall Islands Supreme Court is currently pending.

On May 3, 2010, the MV Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel’s oily water separating equipment and related vessel records. The relevant vessel owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011 the U.S. District Court in Maryland has resolved a case in which Cardiff, the former manager of the MV Capitola, a drybulk vessel operated by DryShips, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff’s plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship’s Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, or ECP. It has been agreed that the DryShips’ current vessel manager, TMS Bulkers, will carry out the ECP for the DryShips’ vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips’ vessels. The Company expects to incur costs of approximately $2.4 million.

The Company’s drilling rig, Leiv Eiriksson, operated in Angola during the period 2002 to 2007. The Company understands that the Angolan government has retroactively levied import/export duties for two incorporation events during the period 2002 to 2007 estimated between $5 million to $10 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

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

We believe that, under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see “Item 10.E Taxation” for additional information relating to the tax treatment of our dividend payments.

B. Significant Changes

See note 15.1 of item 18.

Item 9.	The Offer and Listing

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “DRYS”. Since our initial public offering in February 2005, the high and low closing price of our common stock for the designated periods were as follows:

	Sales Price
For the Period	High	Low

2011
April 1 through April 12	$5.03	$4.70
1st quarter	$4.50	$5.50
March	$5.04	$4.50
February	$5.17	$4.80
January	$5.50	$4.76

2010
Year ended December 31, 2010	$6.77	$3.42
4th quarter	$6.33	$4.07
December	$6.33	$5.23
November	$5.63	$4.07
October	$4.78	$4.12
3rd quarter	$4.97	$3.42
2nd quarter	$6.67	$3.57
1st quarter	$6.77	$5.27

2009
Year ended December 31, 2009	$16.58	$2.79
4th Quarter ended December 31, 2009	$7.37	$5.82

	Sales Price
For the Period	High	Low
3rd Quarter ended September 30, 2009	$7.48	$4.90
2nd Quarter ended June 30, 2009	$10.70	$4.52
1st Quarter ended March 31, 2009	$16.58	$2.79

2008
Year ended December 31, 2008	$110.74	$3.54

2007
Year ended December 31, 2007	$130.97	$16.99

2006
February 3, 2005 to December 31, 2006	$18.01	$8.58

Item 10.	Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 to our Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008 and our current amended and restated bylaws have been filed with the SEC as Exhibit 3.2 to our Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the sections entitled “Description of Capital Stock” and “Description of Preferred Shares” in our Registration Statement on Form F-3ASR (File No. 333-169235) filed with the SEC on September 7, 2010 and is incorporated by reference herein, provided that since the date of that Registration Statement, our outstanding shares of common stock have increased to 388,893,130 as of April 12, 2011 and our outstanding shares of Series A Convertible preferred stock have decreased to 31,923,010. The Certificate of Designations of the Series A Convertible Preferred Stock is filed as an exhibit to this annual report and the information contained therein is incorporated by reference herein.

Description of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of our Series A Convertible Preferred Stock and any shares of preferred stock which we may issue in the future. Our common stock is listed on the NASDAQ Global Select Market under the symbol “DRYS.”

Description of Preferred Stock

As of the date of this prospectus, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share. On July 15, 2009, we filed a Certificate of Designations of Rights, Preferences and Privileges with the Registrar of Corporations of the Republic of the Marshall Islands, whereby we established the Series A Convertible Preferred Stock. Pursuant to the Certificate of Designations, the number of shares constituting the Series A Convertible Preferred Stock is 100,000,000, of which 31,923,010 shares are currently issued and outstanding.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

Each share of this instrument mandatorily converts into shares of our common stock proportionally, upon the contractual delivery of each of the four newbuilding deepwater drillships, at a premium of 127.5% of the original purchase price. Furthermore, each share of the Series A Convertible Preferred Stock can be converted into shares of the Company’s common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

Each share of Series A Convertible Preferred Stock entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Except as otherwise provided in the Certificate of Designations or by law, the holders of shares of Series A Convertible Preferred Stock and the holders of shares of common stock shall vote together as one class on all matters submitted to a vote of the Company’s shareholders. Except as required by law, holders of Series A Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of common stock as described above) for taking any corporate action.

The Series A Convertible Preferred Stock shall rank senior to all other series of the Company’s preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise. The Series A Convertible Preferred Stock shall not be redeemable unless upon any liquidation, dissolution or winding up of the Company, or sale of all or substantially all of the Company’s assets, in which case a one-to-one redemption takes place plus any accrued and unpaid dividends.

Our Articles of Incorporation and Bylaws

Our purpose, as stated in Section B of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. Our Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our Amended and Restated Bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. The term of our directors designated Class A directors expires at the 2011 annual meeting of shareholders. Class B directors serve for a term expiring at the 2012 annual meeting of shareholders. Directors designated as Class C directors serve for a term expiring at the 2013 annual meeting of shareholders. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our Amended and Restated Bylaws, annual shareholders meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Amended and Restated Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our Amended and Restated Bylaws include a provision that entitles any director or officer of the Corporation to be indemnified by the Corporation upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

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

The indemnification provisions in our Amended and Restated Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Provisions of Our Charter Documents

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. As of April 12, 2011, we have 31,923,010 shares of Series A Convertible Preferred Stock outstanding.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation prohibit cumulative voting in the election of directors. Our Amended and Restated Bylaws require shareholders to give advance written notice of nominations for the election of directors. Our Amended and Restated Bylaws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Under the BCA and our Amended and Restated Bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or the President may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of January 18, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of our common stock, par value U.S.$0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the company’s common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $250 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person, or an Acquiring Person, acquires more than 15% of the company’s common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of the company’s common stock and before that Acquiring Person acquires more than 50% of the company’s outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company’s common stock. The rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company’s common stock. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections. As of April 12, 2011, no exercise of any purchase right has occurred.

On July 9, 2009, the Stockholders Rights Agreement was amended for the sole purpose of amending and restating the definition of Acquiring Person in connection with the issuance of our Series A Convertible Preferred Stock. On April 21, 2010, the Stockholders Rights Agreement was further amended for the sole purpose of amending and restating the definition of Acquiring Person in connection with our offering of up to 10,000,000 common shares to Deutsche Bank AG pursuant to a share lending agreement in connection with the issuance of the 5% Convertible Notes due 2014.

C. Material Contracts

For a description of our loan agreements, please see Item 5. “Operating Financial Review and Prospects—B. Liquidity and Capital Resources—Existing Credit Facilities.” Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

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

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2010 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company’s 2010 taxable year, the Company’s stock was “primarily and regularly traded” on the Nasdaq Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2010 United States income tax returns.

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

Based on the Company’s U.S. source Shipping Income during the 2009 and 2010 taxable years, the Company would be subject to U.S. federal income tax of approximately $0.3 million and $0.7 million respectively under Section 887 of the Code in the absence of an exemption under Section 883 of the Code.

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

U.S. Federal Taxation of Our Other Income

In addition to our shipping operations, we provide drilling services to third parties on the United States Outer Continental Shelf through our indirect majority-owned subsidiary, Ocean Rig USA LLC. Ocean Rig USA LLC is engaged in a trade or business in the United States. Therefore, Ocean Rig USA LLC is subject to U.S. federal income tax on a net basis on its taxable income. The amount of such taxable income and such U.S. federal income tax liability will vary depending upon the level of Ocean Rig USA LLC’s operations in the United States in any given taxable year. Distributions from Ocean Rig USA LLC to our subsidiary that owns the interests in Ocean Rig USA LLC may be subject to U.S. federal withholding tax at a 30% rate.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the Company’s common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Market, on which our common stock is listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

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

Our Risk Management Policy

Our primary market risks relate to adverse movements in the charter hire rates for our fleet and any declines that may occur in the value of our assets which are made up primarily of our drybulk vessels, drilling units and tankers under construction. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and charterer rates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to these risks. In regard to charterer rates and bunker prices, as our employment policy for our vessels and drilling units has been, and is expected to continue to be, with a high percentage of our fleet on periodic employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

We regularly review the strategic decision with respect to the appropriate ratio of spot charter revenues to fixed rate charter revenues taking into account its expectations about spot and time charter forward rates. Decisions to modify fixed rate coverage are implemented in either the physical markets through changes in time charters or in the FFA markets, thus managing the desired strategic position while maintaining flexibility of ship availability to customers. The Company enters into FFAs with an objective of economically hedging risk seeking to reduce its exposure to changes in the spot market rates earned by some of its vessels in the normal course of its shipping business. None of these FFAs qualify as cash flow hedges for accounting purposes. FFAs are executed mainly through the London Clearing House, or LCH. LCH requires the posting of collateral by all participants. The use of a clearing house reduces the Company’s exposure to counterparty credit risk.

Under the terms of our loan agreements, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, in order to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet, including our drybulk vessels and drilling units. These valuations are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in our books.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The international shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

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

We have a total of 34 interest rate swap, cap and floor agreements, maturing from June 2011 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $26.3 million based upon our debt level at December 31, 2010. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2010 from $99.0 million to $125.3 million.

Foreign currency exchange risk

We generate all of our revenues in U.S. dollars but currently incur approximately 50% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2010, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2010, we had twenty-two open foreign currency forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

A. Debt securities

Not Applicable

B. Warrants and rights

Not Applicable

C. Other securities

Not Applicable

D. American depository shares

Not Applicable

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Breach of Financial Covenants under Secured Credit Facilities.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. As described below, a material weakness was identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual financial statements will not be prevented or detected on a timely basis. As a result of the material weakness (as described in (b) below), our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), as of December 31, 2010.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2010, due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our auditors identified and reported to us a material misstatement of the amount of interest capitalized as a component of “Advances for vessels under construction” at December 31, 2010, and the amount of “Other comprehensive income” reclassified to earnings as a component of “Interest and finance costs” for the year ended December 31, 2010, and misstatement of our consolidated financial statements for the year ended December 31, 2009 for similar errors arising from the miscalculation of our capitalization rate under ASC 835-20 and treatment of “Other comprehensive income” associated with hedges related to loans included in the determination of our capitalization rate.

The misstatements were not detected by the Company’s internal controls over financial reporting because of the absence of an effectively-designed control to verify that the entire population of borrowings and borrowing costs was captured in the Company’s calculation. As a result, the Company’s convertible debt instruments issued in 2009 and 2010 and certain deferred financing costs were not included in the calculation. There was also the absence of an effectively-designed control to identify those cash flow hedges for which the interest on the associated borrowings was capitalized and not recognized immediately in earnings. As a result, changes in the fair value of certain cash flow hedges were reported as “Interest and finance costs” and not retained in “Accumulated other comprehensive loss.” Adjustments to correct the related misstatement of the 2010 financial statements were proposed by our auditors and were recorded by the Company prior to the issuance of the 2010 annual financial statements.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2010, included in this annual report, has issued an attestation report on the Company’s internal control over financial reporting including an adverse opinion thereon.

(c) Report of Independent Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in Item 18 of this annual report is incorporated herein by reference.

(d) Remediation Activities

To remediate the material weakness in our internal control over financial reporting as described above, management is enhancing its controls over the financial statement closing process in this area, specifically by adding additional review procedures over the relevant computations including:

•	Implementing a new control over the determination of the completeness of the population of borrowings used in the determination of our capitalization rate and

•	Implementing a new control over the identification of derivative hedging instruments associated with borrowings used in determining our capitalization rate.

We anticipate that the actions described above will remediate the December 31, 2010 material weakness. The material weakness will only be considered remediated when the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

(e) Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Xiradakis, whose biographical details are included in “Item 6 Directors, Senior Management and Employees,” a member of our audit committee, qualifies as a financial expert and is considered to be independent under SEC Rule 10A-3.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. A copy of our code of ethics is posted in the “Investor Relations” section of the Dryships Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 80, Kifissias Avenue, 151 25 Amaroussion, Greece.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

The table below sets forth the total fees for the services performed by: (i) Ernst & Young Hellas S.A. in 2010; (ii) Deloitte in 2009; and (iii) Ernst and Young (Norway) in 2009 and 2010 in connection with Ocean Rig ASA, which we refer to as the Independent Registered Public Accounting Firms. The table below also identifies these amounts by category of services.

	2009	2010
Audit fees	$2,687,996	$3,252,747
Audit related fees	—	—
Tax fees	—	40,191
All other fees	—	—

Total fees	$2,687,996	$3,292,938

The 2010 amount of approximately $1.93 million relates to audit services provided in connection with the audit of our consolidated financial statements and PCAOB AU 722 Interim Financial Information for the issuance of 74,818,706 common shares in September through December 2010 under our sales agency agreement and for the issuance of the $500.0 million of common stock of Ocean Rig UDW in the December 2010 Private Placement. There were no tax, audit-related or other fees billed in 2010.

All audit services provided by the Independent Registered Public Accounting Firms were pre-approved by our audit committee. Our audit committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Changes in Registrant’s Certifying Accountant

On April 12, 2010, our audit committee approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as our independent registered public accounting firm for the fiscal year ended December 31, 2010. Our previous independent registered public accounting firm was Deloitte Hadjipavlou, Sofianos & Cambanis S.A. For further information on this change, please see our Report on Form 6-K filed with the SEC on April 19, 2010.

Item 16G.	Corporate Governance

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, we are exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by us in lieu of Nasdaq’s corporate governance rules are described below:

•

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we comply with provisions of the Marshall Islands Business Corporations Act, providing that the board of directors approves share issuances.

•	Our board of directors does not hold regularly scheduled meetings at which only independent directors are present.

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

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The financial statements, beginning on page F-1, together with the respective reports of the Independent Registered Public Accounting Firms thereon, are filed as a part of this report.

Item 19.	Exhibits

(a) Exhibits, Exhibit Number, Description

1.1	Articles of Amendment to Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (2)

2.1	Form of Common Stock Share Certificate (3)

2.2	Form of Global Note(4)

2.3	Indenture dated November 17, 2009 (5)

2.4	First Supplemental Indenture dated November 25, 2009 to the Indenture dated November 17, 2009 (6)

2.5	Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company

2.6	Form of Series A Convertible Preferred Stock Certificate

4.1	Stockholders Rights Agreement (7)

4.2	Amendment No. 1 to Stockholders Rights Agreement (8)

4.3	Amendment No. 2 to Stockholders Rights Agreement (9)

4.4	Amended and Restated 2008 Equity Incentive Plan of the Company (10)

4.5	Senior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $518,750,000 (11)

4.6	Junior Loan Agreement dated March 31, 2006 by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $110,000,000 (12)

4.7	Supplemental Letter Agreement dated May 15, 2006 to the HSH Nordbank Senior and Junior Loan Agreement(13)

4.8	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Senior Loan Agreement (14)

4.9	Supplemental Agreement dated November 28, 2006 to the HSH Nordbank Junior Loan Agreement (15)

4.10	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Senior Loan Agreement (16)

4.11	Amending and Restating Agreement dated May 23, 2007 to the HSH Nordbank Junior Loan Agreement (17)

4.12	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Senior Loan Agreement (18)

4.13	Supplemental Agreement dated February 27, 2008 to the HSH Nordbank Junior Loan Agreement (19)

4.14	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Senior Loan Agreement (20)

4.15	Supplemental Letter Agreement dated April 23, 2008 to the HSH Nordbank Junior Loan Agreement (21)

4.16	Supplemental Agreement dated November 17, 2009 to the HSH Nordbank Senior Loan Agreement (22)

4.17	Supplemental Agreement dated November 17, 2009 to the HSH Nordbank Junior Loan Agreement (23)

4.18	Supplemental Agreement dated September 29, 2010to the HSH Nordbank Senior Loan Agreement (24)

4.19	Supplemental Agreement dated September 29, 2010to the HSH Nordbank Junior Loan Agreement (25)

4.20	Loan Agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000 (26)

4.21	Waiver Letter, dated December 11, 2009 to a loan agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000

4.22	First Supplemental Agreement dated February 25, 2010 to a loan agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000(27)

4.23	Waiver Letter, dated May 19, 2010, to a loan agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended

4.24	Waiver Letter, dated September 22, 2010, to a loan agreement dated October 2, 2007 by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended(28)

4.25	Loan Agreement dated October 5, 2007 by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000 (29)

4.26	Waiver Letter, dated April 15, 2009 to a loan agreement dated October 5, 2007 by and between Boone Star Owners Inc. Iokasti Owning Company Limited and Piraeus Bank A.E relating to a loan facility of up to $90,000,000

4.27	First Supplemental Agreement dated July 30, 2009 to a loan agreement dated October 5, 2007 by and between Boone Star Owners Inc. Iokasti Owning Company Limited and Piraeus Bank A.E relating to a loan facility of up to $90,000,000 (30)

4.28	Second Supplemental Agreement dated August 25, 2010 to a loan agreement dated October 5, 2007 by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000

4.29	Loan Agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000 (31)

4.30	Waiver Letter, dated February 25, 2009, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000

4.31	Waiver Letter, dated November, 11, 2009, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000

4.32	Waiver Letter, dated February 24, 2010, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000 (32)

4.33	Supplemental Agreement dated April 15, 2010 to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000

4.34	Loan Agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000 (33)

4.35	Waiver Letter, dated May 19, 2010, to a loan agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000

4.36	Supplemental Agreement dated June 11, 2009 to a loan agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000 (34)

4.37	Contract for Construction and Sale of a Drillship (Hull No. 1865) dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. (35)

4.38	Addendum No. 1 dated March 21, 2008 to the Contract for Construction and Sale of a Drillship (Hull No. 1865) by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. (36)

4.39	Contract for Construction and Sale of a Drillship (Hull No 1866) dated January 24, 2008, by and between Drillship Skopelos Owner Inc. and Samsung Heavy Industries Co. Ltd (37)

4.40	Addendum No 1 dated March 21, 2008 to the Contract for Construction and Sale of the a Drillship (Hull No 1866)by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co Ltd. (38)

4.41	Construction and Sale Contract of Drillship Hull No. 1837 by Samsung Heavy Industries Co., Ltd to Drillship Paros Owners Inc., dated September 17, 2007 (39)

4.42	Construction and Sale Contract of Drillship Hull No. 1838 by Samsung Heavy Industries Co., Ltd to Drillship Paros Owners Inc., dated September 17, 2007 (40)

4.43	Agreement dated January 24, 2008 by and between Drillship Skopelos Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1865 (41)

4.44	Agreement dated January 24, 2008 by and between Drillship Kithira Owners Inc. and Samsung Heavy Industries Co., Ltd. relating to Hull No. 1866 (42)

4.45	Loan Agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000 (43)

4.46	First Supplemental Agreement dated December 12, 2008 to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000 (44)

4.47	Waiver Letter, dated April 15, 2009, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended

4.48	Second Supplemental Agreement dated July 30, 2009 to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000 (45)

4.49	Waiver Letter, dated November 27, 2009, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended

4.50	Amending and Restating Loan Agreement, dated January 25, 2010, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended

4.51	Amended and Restated Loan Agreement dated August 25, 2010 relating to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010

4.52	Amended and Restated Loan Agreement dated November 29, 2010 relating to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010 and on August 25, 2010

4.53	Loan Agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG and other financial institutions listed therein relating to a term loan facility of up to $90,000,000 (46)

4.54	Waiver Letter, dated October 22, 2009 to a loan agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG (now Commerzbank AG) and other financial institutions listed therein relating to a term loan facility of up to $90,000,000 (47)

4.55	Supplemental Agreement dated May 10, 2010 to a loan agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG (now Commerzbank AG) and other financial institutions listed therein relating to a term loan facility of up to $90,000,000

4.56	International Swap Dealers Association Inc. Master Agreement dated May 7, 2008 by and between the Company and EFG Eurobank Ergasias S.A. (48)

4.57	Loan Agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc. Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000 (49)

4.58	Waiver Letter, dated December 11, 2009 to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc. Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000

4.59	First Supplemental Agreement, dated February 25, 2010 to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000 (50)

4.60	Waiver Letter, dated May 19, 2010 to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc. Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, as amended

4.61	Waiver Letter, dated September 22, 2010 to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc. Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, as amended (51)

4.62	Loan Agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000 (52)

4.63	Waiver Letter, dated July 22, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000

4.64	First Supplemental Agreement, dated October 8, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000 (53)

4.65	Waiver Letter, dated November 23, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, as amended

4.66	Amending and Restating Loan Agreement dated January 18, 2010 to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, as amended

4.67	Supplemental Letter, dated June 10, 2010, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, as amended and restated on January 18, 2010

4.68	Loan Agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000 (54)

4.69	Waiver Letter, dated July 24, 2009, to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000

4.70	Supplemental Agreement, dated October 12, 2009, to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000 (55)

4.71	Supplemental Letter, dated February 8, 2010, to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, as amended

4.72	Credit Facility Agreement dated July 18, 2008 by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (56)

4.73	Credit Facility Agreement dated July 18, 2008 by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000 (57)

4.74	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG (58)

4.75	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG (59)

4.76	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended (60)

4.77	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, as amended (61)

4.78	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended

4.79	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, as amended

4.80	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended

4.81	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, as amended

4.82	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG (62)

4.83	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG (63)

4.84	Facility Agent’s Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended

4.85	Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG

4.86	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000 (64)

4.87	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000 (65)

4.88	Amendment and Restatement Agreement, dated November 19, 2009, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000 (66)

4.89	Share Purchase Agreement dated October 3, 2008 by and between Primelead Shareholders Inc., Entrepreneurial Sprit Holdings Inc., Advice Investments S.A., Magic Management Inc. and Deep Sea Investments Inc. (67)

4.90	Agreement dated January 15, 2009 by and between the Company and Central Mare Inc., as amended on March 18, 2009 (68)

4.91	ATM Equity OfferingSM Sales Agreement dated January 28, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (69)

4.92	Termination and Release Agreement dated March 6, 2009 by and between the Company and the purchasers named therein (70)

4.93	Securities Purchase Agreement dated March 6, 2009 by and between the Company and the purchasers named therein (71)

4.94	Secured Loan Agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000 (72)

4.95	First Supplemental Agreement, dated January 10, 2008, to a loan agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG relating to a secured loan facility of up to $230,000,000 (73)

4.96	Second Supplemental Agreement, dated January 23, 2009, to a loan agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB AG relating to a secured loan facility of up to $230,000,000, as amended and supplemented by a first supplemental agreement, dated January 10, 2008 (74)

4.97	Waiver Letter, dated April 16, 2010, to a loan agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB AG relating to a secured loan facility of up to $230,000,000, as amended and supplemented by a first supplemental agreement, dated January 10, 2008, and a second supplemental agreement, dated January 23, 2009

4.98	Compliance Confirmation Letter, dated June 16, 2010, to a loan agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB AG relating to a secured loan facility of up to $230,000,000, as amended and supplemented by a first supplemental agreement, dated January 10, 2008, and a second supplemental agreement, dated January 23, 2009

4.99	Compliance Confirmation Letter, dated September 3, 2010, to a loan agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB AG relating to a secured loan facility of up to $230,000,000, as amended and supplemented by a first supplemental agreement, dated January 10, 2008, and a second supplemental agreement, dated January 23, 2009

4.100	Compliance Confirmation Letter, dated November 25, 2010, to a loan agreement, dated September 10, 2007, by and between Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB AG relating to a secured loan facility of up to $230,000,000, as amended and supplemented by a first supplemental agreement, dated January 10, 2008, and a second supplemental agreement, dated January 23, 2009

4.101	ATM Equity OfferingSM Sales Agreement dated May 7, 2009 by and between the Company and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (75)

4.102	Loan Agreement, dated May 13, 2009, between Primelead Holding Inc. and Nordea Bank Finland PLC, relating to a loan facility of up to $300,000,000 (76)

4.103	Securities Purchase Agreement, dated as of July 9, 2009, by and between the Company and Entrepreneurial Sprit Holdings Inc., Advice Investments S.A., Magic Management Inc. and Deep Sea Investments Inc (77)

4.104	Underwriting Agreement dated November 19, 2009 by and between the Company, Deutsche Bank and Deutsche Bank AG, London Branch relating to the issuance of loan of up to 26,100,000 shares of common stock by the Company (78)

4.105	Underwriting Agreement dated November 19, 2009 by and between the “Company and Deutsche Bank Securities Inc. relating to the offering of 5.00% Convertible Senior Notes Due 2014 by the Company (79)

4.106	Share Lending Agreement dated November 19, 2009 between the Company and Deutsche Bank AG, London Branch (80)

4.107	Underwriting Agreement dated April 21, 2010 by and between the Company, Deutsche Bank and Deutsche Bank AG, London Branch relating to the issuance of loan of up to 10,000,000 shares of common stock by the Company (81)

4.108	Underwriting Agreement dated April 21, 2010 by and between the Company and Deutsche Bank Securities Inc. relating to the offering of 5.00% Convertible Senior Notes Due 2014 by the Company (82)

4.109	Share Lending Agreement dated April 21, 2010 by and between the Company and Deutsche Bank AG, London Branch (83)

4.110	Sales Agreement, dated September 7, 2010 by and between the Company and Deutsche Bank Securities Inc. (84)

4.111	Form of Vessel Management Agreement, dated September 1, 2011 by and between the Company and Cardiff (85)

4.112	Form of Vessel Management Agreement, dated January 1, 2011, by and between the Company and TMS Bulkers Ltd.

4.113	Form of Vessel Management Agreement, dated December 28, 2010, by and between the Company and TMS Tankers Ltd.

4.114	Consultancy Agreement, dated September 1, 2010, by and between the Company and Vivid Finance Inc. (86)

4.115	Global Services Agreement, dated December 1, 2010, by and between the Company and Cardiff Marine Inc.

4.116	Drillship Master Agreement, dated November 22, 2010, by and between the Company and Samsung Heavy Industries Co., Ltd.

4.117	Novation Agreement dated December 30, 2010, by and between the Company, Ocean Rig UDW Inc. and Samsung Heavy Industries Co., Ltd.

4.118	Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000

4.119	Loan Agreement, dated February 7, 2011, by and among Olympian Zeus Owners Inc., Olympian Apollo Owners Inc. and Nordea Bank Finland, plc, London Branch and certain financial institutions listed therein relating to a term loan of up to $70,000,000

4.120	Letter of Deloitte Hadjipavlou Sofianos & Cambanis S.A., dated April 16, 2010, regarding change in the Company’s registered public accounting firm (87)

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.3	Consent of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou Sofianos & Cambanis S.A.)

(1)	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.
(2)	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-3 (File No. 333-169235).
(3)	Filed as an Exhibit 2.1 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(4)	Filed as Exhibit 2.2 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(5)	Filed as Exhibit 4.7 to the Company’s Post-effective amendment to the Registration Statement on Form F-3 (File No. 001-146540) on November 17, 2009.
(6)	Filed as Exhibit 3 to the Company’s Report on Form 6-K on November 25, 2009.
(7)	Filed as Exhibit 4.2 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.
(8)	Filed as Exhibit 99.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on July 15, 2009.
(9)	Filed as Exhibit 99.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33922) on April 27, 2010.
(10)	Filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(11)	Filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F on April 21, 2006.
(12)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on April 21, 2006.
(13)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(14)	Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(15)	Filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(16)	Filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(17)	Filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(18)	Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(19)	Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(20)	Filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F on March 30, 2009.

(21)	Filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(22)	Filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(23)	Filed as Exhibit 4.14 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(24)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on September 30, 2010.
(25)	Filed as Exhibit 2 to the Company’s Report on Form 6-K on September 30, 2010.
(26)	Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(27)	Filed as Exhibit 2 to the Company’s Report on Form 6-K on September 30, 2010.
(28)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on September 30, 2010.
(29)	Filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(30)	Filed as Exhibit 4.21 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(31)	Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(32)	Filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(33)	Filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F on March 31, 2008.
(34)	Filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(35)	Filed as Exhibit 10.4 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(36)	Filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(37)	Filed as Exhibit 10.5 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(38)	Filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(39)	Filed as Exhibit 4.29 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(40)	Filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(41)	Filed as Exhibit 4.29 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(42)	Filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(43)	Filed as Exhibit 4.33 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(44)	Filed as Exhibit 4.35 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(45)	Filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(46)	Filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(47)	Filed as Exhibit 4.38 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(48)	Filed as Exhibit 4.35 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(49)	Filed as Exhibit. 4.38 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(50)	Filed as Exhibit 4.44 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(51)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on September 30, 2010.

(52)	Filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(53)	Filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(54)	Filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(55)	Filed as Exhibit 4.48 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(56)	Filed as Exhibit 10.6 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(57)	Filed as Exhibit 10.7 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(58)	Filed as Exhibit 4.51 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(59)	Filed as Exhibit 4.52 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(60)	Filed as Exhibit 4.53 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(61)	Filed as Exhibit 4.54 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(62)	Filed as Exhibit 4.55 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(63)	Filed as Exhibit 4.56 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(64)	Filed as Exhibit 4.44 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(65)	Filed as Exhibit 4.58 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(66)	Filed as Exhibit 4.59 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(67)	Filed as Exhibit 10.1 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540) on October 20, 2008.
(68)	Filed as Exhibit 4.46 to the Company’s Annual Report on Form 20-F on March 30, 2009.
(69)	Filed as Exhibit 1.4 to the Company’s Report on Form 6-K on January 29, 2009.
(70)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on March 10, 2009.
(71)	Filed as Exhibit 2 to the Company’s Report on Form 6-K on March 10, 2009.
(72)	Filed as Exhibit 4.65 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(73)	Filed as Exhibit 4.66 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(74)	Filed as Exhibit 4.67 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(75)	Filed as Exhibit 1.6 to the Company’s Report on Form 6-K on May 12, 2009.
(76)	Filed as Exhibit 4.69 to the Company’s Annual Report on Form 20-F on April 9, 2010.
(77)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on July 14, 2009.
(78)	Filed as Exhibit 2 to the Company’s Report on Form 6-K on November 25, 2009.
(79)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on November 25, 2009.
(80)	Filed as Exhibit 4 to the Company’s Report on Form 6-K on November 25, 2009
(81)	Filed as Exhibit 2 to the Company’s Report on Form 6-K on April 27, 2010.

(82)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on April 27, 2010.
(83)	Filed as Exhibit 3 to the Company’s Report on Form 6-K on April 27, 2010.
(84)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on September 7, 2010.
(85)	Filed as Exhibit 1 to the Company’s Report on Form 6-K on September 7, 2010.
(86)	Filed as Exhibit 2 to the Company’s Report on Form 6-K on September 7, 2010.
(87)	Filed as Exhibit 1 to the Company’s Report on Form 6-K/A on April 19, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: April 15, 2011	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting Ernst & Young (Hellas) Certified Auditors Accountants S.A	F-3
Report of Independent Registered Public Accounting Firm (Ernst & Young AS)	F-4
Report of Independent Registered Public Accounting Firm (Ernst & Young AS)	F-5
Report of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou, Sofianos & Cambanis S.A.)	F-6
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-7
Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010	F-8
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2008, 2009 and 2010	F-9
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F-11
Notes to Consolidated Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of DryShips Inc.

We have audited the accompanying consolidated balance sheet of DryShips Inc. as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2010, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DryShips Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2011 expressed an adverse opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A
Athens Greece
April 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of DryShips Inc.

We have audited DryShips Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DryShips Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in the management’s assessment. A material weakness in the Company’s internal control over financial reporting has been identified, specifically related to the design of the controls over the computation of interest to be capitalized related to vessels and rigs under construction and the design of the controls to identify those cash flow hedges associated with borrowings for which interest was capitalized as a component of rigs under construction. An audit adjustment was recorded by DryShips Inc. prior to the issuance of its financial statements in order to correct the identified misstatement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of DryShips Inc. as of December 31, 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2010. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements and this report does not affect our report dated April 15, 2011, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, DryShips Inc. has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A
Athens, Greece
April 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ocean Rig UDW Inc.

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

/s/ Ernst & Young AS
Stavanger, Norway, April 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ocean Rig ASA.

We have audited the consolidated statements of income, shareholders’ equity, and cash flows of Ocean Rig ASA and subsidiaries (“the Company”) for the period May 15, 2008 to December 31, 2008 (not presented separately herein). These financial statements are the responsibility of the Company’s management and the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, except for the omission of comparative information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows of Ocean Rig ASA and subsidiaries (“the Company”) for the period May 15, 2008 to December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

International Financial Reporting Standards as issued by the International Accounting Standards Board differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that Ocean Rig ASA and subsidiaries will continue as a going concern. As more fully described in Note 13, Ocean Rig ASA is a wholly owned subsidiary of DryShips Inc. On a consolidated basis, DryShips Inc. reported a current portion of long- term debt of $2,370,556 as of December 31, 2008 due to DryShip Inc.’s inability to comply with financial covenants under its current debt agreements and a negative working capital position. These conditions raise substantial doubt about DryShips Inc.’s ability to continue as a going concern. Because of the aforementioned conditions relating to DryShips Inc., and the uncertainties surrounding its plans to address its liquidity needs, the parent entity’s actions could have a substantial effect on Ocean Rig ASA and subsidiaries’ assets; therefore, there is also substantial doubt about whether Ocean Rig ASA and subsidiaries will continue as a going concern. The 2008 consolidated financial statements of Ocean Rig ASA and subsidiaries do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young AS
Stavanger, Norway, March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips, Inc.

We have audited the accompanying consolidated balance sheet of DryShips, Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the consolidated financial statements of Ocean Rig UDW and subsidiaries (a consolidated subsidiary) as of December 31, 2009 and for the year then ended, which statements reflect total assets and total revenues constituting 54% and 47%, respectively, of the related consolidated totals for that year. We did not audit the consolidated statement of income, stockholders’ equity, and cash flows of Ocean Rig ASA and subsidiaries (a consolidated subsidiary) for the period from May 15, 2008 to December 31, 2008. Such statements reflect total revenues constituting 18.7% of consolidated total revenues for the period May 15, 2008 to December 31, 2008, prior to the allocation of the Company’s purchase price to Ocean Rig ASA and subsidiaries’ net assets. Those statements were audited by other auditors whose reports as to: (1) 2008 expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt about the consolidated subsidiary’s ability to continue as a going concern and (2) 2009 expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs relating to the (i) restatement discussed in Note 1b to the consolidated financial statements and (ii) removal of the explanatory paragraph relating to the consolidated subsidiary’s ability to continue as a going concern, have been furnished to us, and our opinion, insofar as it relates to the amounts included for Ocean Rig UDW and Ocean Rig ASA for the years ended December 31, 2009 and 2008, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of DryShips, Inc. and its subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated balance sheet as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009, have been prepared assuming that the Company will continue as a going concern. The Company’s inability to comply with financial covenants under its original loan agreements as of December 31, 2009, its negative working capital position and other matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1b to the consolidated financial statements, the accompanying 2009 financial statements have been restated to correct a misstatement. As discussed in the financial statement schedule listed in the Index at Item 18, the financial statement schedule has been restated to correct a misstatement.

April 7, 2010 (April 15, 2011 as to the effects of the restatement discussed in Note 1b to the consolidated financial statements and in the financial statement schedule listed in the Index at Item 18)

/s/ Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

DRYSHIPS INC.

Consolidated Balance Sheets

As of December 31, 2009 and 2010

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2009	2010
	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$693,169	$391,530
Restricted cash (Note 2)	350,833	578,311
Trade accounts receivable, net of allowance for doubtful receivables of $487 and $0	66,681	25,204
Due from related parties (Note 4)	27,594	20,939
Financial instruments (Note 12)	993	1,538
Other current assets	41,380	47,588

Total current assets	1,180,650	1,065,110

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions (Note 5)	1,182,600	2,072,699
Vessels, net (Note 6)	2,058,329	1,917,966
Drilling rigs, machinery and equipment, net (Note 6)	1,329,641	1,249,333

Total fixed assets, net	4,570,570	5,239,998

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	—	195,517
Intangible assets, net (Note 9)	12,639	10,506
Above-market acquired time charter (Note 9)	2,048	1,170
Other non-current assets (Note 10)	41,088	472,193

Total other non-current assets	55,775	679,386

Total assets	$5,806,995	$6,984,494

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$1,698,692	$731,232
Accounts payable and other current liabilities	24,565	14,009
Accrued liabilities	80,236	67,554
Deferred revenue	19,693	49,937
Financial instruments (Note 12)	72,837	72,703

Total current liabilities	1,896,023	935,435

NON-CURRENT LIABILITIES
Below- market acquired time charter (Note 9)	7,632	854
Long-term debt, net of current portion (Note 11)	985,992	1,988,460
Financial instruments (Note 12)	104,763	159,376
Other non-current liabilities (Note 15)	43	840

Total non-current liabilities	1,098,430	2,149,530

COMMITMENTS AND CONTINGENCIES (Note 16)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible preferred stock; 52,238,806 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2009 and 2010 (Note 13)	522	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2009 and 2010; 280,326,271 and 369,649,777 shares issued and outstanding at December 31, 2009 and 2010, respectively (Note 13)	2,803	3,696
Additional paid-in capital (Note 13)	2,681,974	3,062,444
Accumulated other comprehensive loss	(33,399)	(38,754)
Retained earnings	160,642	335,345

Total Dryships Inc. stockholders’ equity	2,812,542	3,363,253
Non controlling interests (Note 8)	—	536,276
Total equity	2,812,542	3,899,529

Total liabilities and stockholders’ equity	$5,806,995	$6,984,494

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Operations

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009	2010
		(As restated)
REVENUES:
Revenues (Note 2 and 20)	$1,080,702	$819,834	$859,745

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 2 and 18)	53,172	28,779	27,433
Vessel and drilling rigs operating expenses (Note 18)	165,891	201,887	190,614
Depreciation and amortization (Note 6 and 9)	157,979	196,309	192,891
Gain on sale of assets, net (Note 6)	(223,022)	(2,045)	(9,435)
Gain on contract cancellation (Note 6)	(9,098)	(15,270)	—
Contract termination fees and forfeiture of vessel deposits (Note 4 and 5)	160,000	259,459	—
Vessel impairment charge (Note 6 and 12)	—	1,578	3,588
Goodwill impairment charge (Note 7)	700,457	—	—
General and administrative expenses	89,358	90,823	87,264

Operating income/(loss)	(14,035)	58,314	367,390

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 19)	(113,194)	(84,430)	(67,825)
Interest income	13,085	10,414	21,866
Gain/(loss) on interest rate swaps (Note 12)	(207,936)	23,160	(120,505)
Other, net (Note 12)	(12,640)	(6,692)	9,960

Total expenses, net	(320,685)	(57,548)	(156,504)

INCOME /(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	(334,720)	766	210,886
Less: Income taxes (Note 22)	(2,844)	(12,797)	(20,436)
Less: Equity in loss of investee (Note 7)	(6,893)	—	—

NET INCOME/(LOSS)	(344,457)	(12,031)	190,450
Less: Net income attributable to non controlling interests (Note 2 and 8)	(16,825)	(7,178)	(2,123)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(361,282)	$(19,209)	$188,327

NET INCOME/(LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 21)	$(361,809)	$(26,706)	$172,564

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC (Note 21)	$(8.11)	$(0.13)	$0.64
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC (Note 21)	44,598,585	209,331,737	268,858,688

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, DILUTED (Note 21)	$(8.11)	$(0.13)	$0.61
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, DILUTED (Note 21)	44,598,585	209,331,737	305,425,852

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Comprehensive Income/Loss		Series A Convertible Preferred Stock		Common Stock
	Comprehensive Income/Loss	Attributable To the parent	Attributable To noncontrolling interest	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss
BALANCE, December 31, 2007				—		36,681,097	$367	$454,538	$—
-Net loss	$(361,282)	—	—	—	—	—	—	—	—

-Issuance of common stock	—	—	—	—	—	32,918,903	329	662,335

-Issuance of non-vested shares and amortization of stock based compensation	—	—	—	—	—	1,000,000	10	31,492	—
-Acquisition of subsidiary shares to non controlling interest	—	—	—	—	—	—	—	—	—
-Unrealized loss on cash flows hedges	$(46,548)	—	—	—	—	—	—	—	(46,548)
-Redemption of non controlling interest	—	—	—	—	—	—	—	—	—
-Decrease in minimum pension liability	$1,701	—	—	—	—	—	—	—	1,701
-Dividends declared and paid ($ 0.80 per share)	—	—	—	—	—	—	—	—	$—

Comprehensive loss	$(406,129)	—	—	—	—	—	—	—	—

BALANCE, December 31, 2008				—	—	70,600,000	706	1,148,365	(44,847)

-Net income/(loss) (as restated)	$(12,031)	—	—	—	—	—	—	—	—
-Issuance of common stock and warrants	—	—	—	—	—	209,645,000	2,096	1,027,967	—
-Issuance of non-vested shares	—	—	—	—	—	81,271	1	(1)	—
-Equity component of convertible notes	—	—	—	—	—	—	—	125,336	—
-Issuance of subsidiary shares to non controlling interest	—	—	—	—	—	—	—	(37,511)	9,738
-Issuance of Series A convertible preferred stock	—	—	—	52,238,806	522	—	—	267,478	—
-Acquisition of non controlling interest	—	—	—	—	—	—	—	84,814	(6,331)

	Retained Earnings	Total Dryships Inc. Stockholders Equity	Non controlling interests	Total Equity	Redeemable Noncontrolling interests (Temporary equity)	Net income
BALANCE, December 31, 2007	$566,824	$1,021,729	$—	$1,021,729	$—
-Net loss	(361,282)	(361,282)	—	(361,282)	16,825	$(344,457)

-Issuance of common stock	—	662,664	—	662,664

-Issuance of non-vested shares and amortization of stock based compensation	—	31,502	—	31,502	—
-Acquisition of subsidiary shares to non controlling interest	—	—	—	—	4,644
-Unrealized loss on cash flows hedges	—	(46,548)	—	(46,548)	—
-Redemption of non controlling interest	15,050	15,050	—	15,050	(21,469)
-Decrease in minimum pension liability	—	1,701	—	1,701	—
-Dividends declared and paid ($ 0.80 per share)	(33,244)	(33,244)	—	(33,244)	—

Comprehensive loss

BALANCE, December 31, 2008	187,348	1,291,572	—	1,291,572

-Net income/(loss)	(19,209)	(19,209)	7,178	(12,031)
-Issuance of common stock and warrants	—	1,030,063	—	1,030,063
-Issuance of non-vested shares	—	—	—	—
-Equity component of convertible notes	—	125,336	—	125,336
-Issuance of subsidiary shares to non controlling interest	—	(27,773)	385,898	358,125
-Issuance of Series A convertible preferred stock	—	268,000	—	268,000
-Acquisition of non controlling interest	—	78,483	(396,483)	(318,000)

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Comprehensive Income/Loss		Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss
	Comprehensive Income/Loss	Attributable to the Parent	Attributable to noncontrolling interest	Shares	Par Value	Shares	Par Value
-Shareholder’s contribution of cancellation fees for vessels acquisitions	—	—	—	—	—	—	—	19,958	—

-Unrealized gain on cash flows hedges (as restated)	$10,878	—	—	—	—	—	—	—	7,627

-Amortization of stock based compensation	—	—	—	—	—	—	—	38,071	—
-Decrease in minimum pension liability	$570	—	—	—	—	—	—	—	414

-Dividends on preferred stock								7,497

-Comprehensive loss (as restated)	$(583)	—	—	—	—	—	—	—	—

BALANCE December 31, 2009 (as restated)				52,238,806	522	280,326,271	2,803	2,681,974	(33,399)

-Net income	$190,450	188,327	2,123	—	—	—	—	—	—

-Issuance of common stock	—	—	—	—	—	84,818,706	848	341,026	—

-Issuance of non-vested shares	—	—	—	—	—	4,504,800	45	(45)	—
-Equity component of convertible notes and other	—	—	—	—	—	—	—	74,500	—
-Acquisition of subsidiary shares from non controlling interest	309	309	—	—	—	—	—	(16,038)	309
-Issuance of subsidiary shares to non controlling interest	—	—	—	—	—	—	—	(56,797)	11,131
-Unrealized loss on cash flows hedges	$(5,495)	(5,694)	199	—	—	—	—	—	(5,694)
-Realized losses on cash flow hedges	$(11,539)	(11,450)	(89)						(11,450)
-Amortization of stock based compensation	—	—	—	—	—	—	—	24,200	—
-Increase in benefit plan adjustment, net of tax	$425	349	76	—	—	—	—	—	349
-Dividends on preferred stock	—	—	—	—	—	—	—	13,624	—

-Comprehensive income	$174,150	171,841	$2,309	—	—	—	—	—	—

BALANCE December 31, 2010				52,238,806	$522	369,649,777	$3,696	$3,062,444	$(38,754)

	Retained Earnings	Total Dryships Inc. Stockholders Equity	Non controlling interests	Total equity	Redeemable Noncontrolling interests (Temporary equity)	Net income
-Shareholder’s contribution of cancellation fees for vessels acquisitions	—	19,958	—	19,958

-Unrealized gain on cash flows hedges (as restated)	—	7,627	3,251	10,878

-Amortization of stock based compensation	—	38,071	—	38,071
-Decrease in minimum pension liability	—	414	156	570

-Dividends on preferred stock	(7,497)	—	—	—

-Comprehensive loss (as restated)	—	—	—	—

BALANCE December 31, 2009 (as restated)	160,642	2,812,542	—	2,812,542

-Net income	188,327	188,327	2,123	190,450

-Issuance of common stock	—	341,874	—	341,874

-Issuance of non-vested shares	—	—	—	—
-Equity component of convertible notes and other	—	74,500	—	74,500
-Acquisition of subsidiary shares to non controlling interest	—	(15,729)	—	(15,729)
-Issuance of subsidiary shares to non controlling interest	—	(45,666)	533,967	488,301
-Unrealized loss on cash flows hedges	—	(5,694)	199	(5,495)
-Realized losses on cash flow hedges		(11,450)	(89)	(11,539)
-Amortization of stock based compensation	—	24,200	—	24,200
-Increase in benefit plan adjustment, net of tax	—	349	76	425
-Dividends on preferred stock	(13,624)	—	—	—
-Comprehensive income	—	—	—	—

BALANCE December 31, 2010	$335,345	$3,363,253	$536,276	$3,899,529

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year ended December 31,
	2008	2009	2010
		(As restated)
Cash Flows from Operating Activities:
Net income / (loss)	$(344,457)	(12,031)	$190,450
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	157,979	196,309	192,891
Commitments fees on undrawn line of credit	2,855	5,760	6,376
Amortization, write off of financing costs and premium paid over withdrawn loans	15,980	12,940	11,866
Amortization of convertible senior notes debt discount	—	1,769	26,516
Amortization of fair value of acquired time charters	(34,638)	(9,462)	(5,557)
Vessel impairment charge	—	1,578	3,588
Gain on sale of assets, net	(223,022)	(2,045)	(9,435)
Gain on contract cancellation	(9,098)	(15,270)	—
Goodwill impairment charge	700,457	—	—
Equity in loss of investees	6,893	—	—
Forfeiture of advances for vessel acquisitions	55,000	93,158	—
Contract termination fees	—	99,205	—
Amortization of stock based compensation	31,502	38,071	24,200
Interest income on restricted cash	—	(6,997)	(6,205)
Change in fair value of derivatives	204,964	(60,230)	48,439
Security deposits for derivatives	(31,600)	(9,100)	(37,900)
Amortization of free lubricants benefit	(276)	(333)	(24)
Changes in operating assets and liabilities:
Trade accounts receivable	23	(14,240)	41,477
Due from related parties	(2,770)	(15,451)	6,610
Other current assets	433	(16,059)	(6,208)
Accounts payable and other current liabilities	(291)	1,259	(10,336)
Pension liability	—	(142)	1,415
Accrued liabilities	10,770	13,887	14,133
Other non – current assets	—	126	—
Deferred revenue	(575)	(3,316)	(2,956)
Net settlements of cash flow hedges	—	(5,262)	(11,539)

Net Cash Provided by Operating Activities	540,129	294,124	477,801

Cash Flows from Investing Activities:
Insurance proceeds	4,622	516	—
Business acquisitions, net of cash acquired	(991,306)	—	—
Cash from acquisition of drillships	—	248	—
Advances for vessel acquisitions / rigs under construction	(507,322)	(129,889)	(890,098)
Advances for rigs under constructions – related party	(4,963)	—	—
Delivery payment for rig under construction	—	—	(294,569)
Option for future construction of rigs	—	—	(99,024)
Vessel acquisitions and improvements	(742,844)	(48,542)	(43,448)
Drilling rigs, equipment and other improvements	(16,584)	(14,540)	(10,136)
Proceeds from sale of vessels	410,204	45,433	73,317
Proceeds from sale of subsidiary	—	100	—
Increase in restricted cash	(262,659)	(35,363)	(416,790)
Decrease in restricted cash	—	12,087	—

Net Cash Used in Investing Activities	(2,110,852)	(169,950)	(1,680,748)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible notes	—	447,810	237,202
Proceeds from long-term credit facility	2,443,987	855	8,250
Proceeds from short-term credit facility	430,926	150,000	300,000
Payments of short-term credit facility	(793,416)	(355,052)	(247,717)
Principal payments and repayments of long-term debt	(914,347)	(874,344)	(217,726)
Net proceeds from common stock issuance	662,664	950,555	341,774
Net proceeds from sale in ownerships of subsidiary	—	—	488,301
Proceeds from share-lending arrangement	—	261	100
Acquisition of non controlling interests	—	(50,000)	—
Dividends paid	(33,244)	—	—
Payment of financing costs	(33,801)	(4,204)	(8,876)

DRYSHIPS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of U.S. Dollars - except for share and per share data)

Net Cash Provided by Financing Activities	1,762,769	265,881	901,308

Net increase/ (decrease) in cash and cash equivalents	192,046	390,055	(301,639)
Cash and cash equivalents at beginning of year	111,068	303,114	693,169

Cash and cash equivalents at end of year	$303,114	$693,169	$391,530

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	$85,910	$63,814	$58,851
Income taxes	2,566	13,233	19,803

Non cash financing and investing activities:
Issuance of non-vested shares	10	1	45
Issuance of common stock and warrants for termination agreements	—	79,247	—
Deemed shareholders contribution	—	19,958	—
Fair value of shares issued for the acquisition of non controlling interest	—	268,000	—
Difference between the consideration received and the equity attributed to non- controlling interest	—	357,877	45,666
Fair value of preferred share dividend	$—	$7,497	$13,624

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

a. General Information

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling rig services.

Charterers individually accounting for more than 10% of the Company’s voyage revenues and drilling rig revenues during the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year ended December 31, 2010
	2008	2009	2010
Charterer A – Drilling rig segment	16%	—	—
Charterer B – Drilling rig segment	10%	19%	—
Charterer C – Drilling rig segment	—	27%	26%
Charterer D – Drilling rig segment	—	—	20%

In addition, 6%, 1% and 0% of the Company’s voyage revenues during the years ended December 31, 2008, 2009 and 2010, respectively, were derived from the participation of certain of the Company’s vessels in a drybulk pool.

b. Restatement of Financial Statements in 2009

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

The correction of the above errors resulted in an increase in the amount of interest capitalized as of December 31, 2009 by $7.9 million (included in advances for vessels and rigs under construction and acquisitions in the balance sheet) and a corresponding decrease in interest and finance costs for the year ended December 31, 2009.

In addition, the Company erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30) the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rates debts, (interest of which was being capitalized as cost of drillships under construction) by immediately reclassifying the entire settlement payments from accumulated other comprehensive loss (“AOCL”) to interest and finance costs in the statement of operations. Accordingly, a portion of the settlement payments on the interest rate swaps is reclassified back to AOCL and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation. The correction of the erroneous application of ASC 815-30 resulted in a decrease in interest and finance costs for the year ended December 31, 2009 and an increase in accumulated other comprehensive loss by $5.3 million as of December 31, 2009.

The impact of the foregoing errors is shown below:

Consolidated Statement of Operations	For the Year Ended December 31, 2009
	as previously reported	as restated

Interest and finance costs	$(97,599)	$(84,430)
Income/(Loss) before income taxes and equity in loss of investee	(12,403)	766
Net loss	(25,200)	(12,031)
Net loss attributable to Dryships Inc.	(32,378)	(19,209)
Net loss attributable to common stockholders	(39,875)	(26,706)
Loss per common share, basic and diluted	$(0.19)	$(0.13)

Consolidated Balance Sheet	As at December 31, 2009
	as previously reported	as restated

Advances for vessels and rigs under construction and acquisitions	$1,174,693	$1,182,600
Total Fixed Assets, net	4,562,663	4,570,570
Total assets	5,799,088	5,806,995
Accumulated other comprehensive loss	(28,137)	(33,399)
Total Dryships Inc. stockholders’ equity	2,804,635	2,812,542
Total equity	2,804,635	2,812,542
Total liabilities and stockholders’ equity	$5,799,088	$5,806,995

Consolidated Cash Flow	For the Year ended December 31, 2009
	as previously reported	as restated
Net Loss	$(25,200)	$(12,031)
Net Cash provided by Operating Activities	286,217	294,124
Advances for vessel acquisitions/rigs under construction	(121,982)	(129,889)
Net cash Used in Investing Activities	(162,043)	$(169,950)

2. Significant Accounting policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of DryShips and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. Where necessary, comparatives have been reclassified to conform to changes in presentation in the current year.

(b) Equity method investments: Investments in the common stock of entities, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee’s capital.

(c) Business Combinations: In accordance with ASC 805 “Business Combinations”, the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. Costs incurred in relation to pursuing any business acquisition were capitalized until adoption of the guidance for business combinations on January 1, 2009 that requires the expensing of all costs related to business combinations, when they are directly related to the business acquisition and the acquisition is probable. Acquisition costs also include fees paid to bankers in connection with obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business combination and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(d) Goodwill and intangible assets – (continued):

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

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(f) Other Comprehensive Income/ (Loss): The Company follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company’s comprehensive income/(loss) is comprised of net income, actuarial gain related to the adoption and implementation of ASC 715, “Compensation-Retirement Benefits”, as well as a loss in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 “Derivatives and Hedging”.

(g) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(h) Restricted Cash: Restricted cash includes (i) cash collateral required under the Company’s financing and forward freight arrangements (“FFAs”), (ii) retention accounts which can only be used to fund the loan installments coming due and (iii) minimum liquidity requirements under the loan facilities. Total “Restricted cash” as shown in the consolidated balance sheet as at December 31, 2009 and 2010 amounted to $350,833 and $773,828, respectively.

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as “Restricted cash” under current assets that at December 31, 2009 and 2010, amounted to $337,764 and $576,702, respectively, in the accompanying consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.

Included in the restricted cash balances classified as current on the accompanying consolidated balance sheets are minimum required cash deposits, as defined in the FFAs which amounted to $13,069 and $1,609, at December 31, 2009 and 2010, respectively. These deposits are used as collateral to FFAs.

Included in the cash balances classified as non current are required minimum cash and cash equivalents or minimum liquidity amounting to $ 195,517.

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

(j) Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire of vessels and drilling rigs, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2009 and 2010 totaled $487 and $0, respectively.

(k) Advances for vessels and rigs under construction and acquisitions: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for vessels and the construction contracts for vessels and drilling rigs. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest expense for the years ended December 31, 2008, 2009 and 2010 amounted to $13,058, $31,383 and $78,451, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(l) Capitalized interest: Interest expense is capitalized during construction period of rigs and vessels based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company.

(m) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets and for insured crew medical expenses under ‘Other current assets’. Insurance claims are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(n) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value and are recorded under ‘Other current assets’. Cost is determined by the first in, first out method.

(o) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(p) Fixed Assets, Net:

(i)	Drybulk and tanker carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(ii)	Drilling rigs are stated at cost less accumulated depreciation. Such costs include the cost of adding/replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets as follows: bare deck 30 years and other asset parts 5 to 15 years. The residual value of drilling rigs is $15,000.

(iii)	Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, for Drilling rig machinery and equipment over 5-15 years and for IT and office equipment over 5 years.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(q) Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has yet to complete a time charter contract, it is considered that the held for sale criteria discussed in guidance are not met until the time charter contract has been completed as the vessel is not available for immediate sale. As a result, such vessels/rigs are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has no time charter contract to complete or a time charter that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels/rigs are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset’s carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2008, 2009 and 2010.

(r) Fair value of above/below market acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel or drilling rigs the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel and/or rig is acquired. The value of the asset or liability at the date of delivery of a vessel or drilling rig is based on the difference between the current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter”. When the opposite situation occurs, the difference is recorded as “Fair value of below market acquired time charter”. Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter assumed.

(s) Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining independent vessel appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel and compares them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $120 per light weight ton (LWT) in accordance with the Company’s vessels’ depreciation policy. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The Company’s analysis for the year ended December 31, 2010, which also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels. Although the Company believes

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2008, 2009 and 2010. However, due to Company’s decision to sell certain vessels subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $1,578 and $3,588, for each of the years ended December 31, 2009 and 2010 respectively was recognized (Notes 6 and 12).

(t) Dry-docking Costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the drybulk carrier vessels and the drilling rigs.

(u) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2008, 2009 and 2010 amounted to $15,848, $12,745 and $9,249, respectively.

(v) Convertible Senior Notes: In accordance with ASC Topic 470-20, “Debt with Conversion and Other Options,” for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds. The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components (Note 11).

(w) Revenue and Related Expenses:

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

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(w) Revenue and Related Expenses – (continued):

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii)	Drilling Rigs:

Revenues: The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents’ commissions which may range from one to three percent of gross revenues. There are two types of drilling contracts: well contracts and term contracts.

Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized in earnings over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as service revenue in the statement of operations.

Term contracts: Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as leasing revenues in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as service revenues in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

(x) Earnings/(loss) per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(y) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of employment by its customers for its vessels or drilling rigs, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of employment. Although revenue can be identified for these types of employments, management cannot and does not identify expenses, profitability or other financial information for these types of employment. As a result, management, including the chief operating officer reviews results solely by revenue per day and operating results of the drybulk carrier and drilling rig fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of Ocean Rig during 2008 and its recent agreements for the construction of high specification tanker vessels, has resulted in the Company determining that it operates under three reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (Drybulk carrier segment), as a provider of ultra deep water drilling rig services (Drilling rig segment) and as a provider of transportation services of crude and refined petroleum cargoes (Tanker segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

(z) Financial Instruments: The Company designates its derivatives based upon guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income” in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

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

(aa) Guidance “Fair Value Measurements”: Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(ab) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period (Note 14).

(ac) Income Taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(ad) Pension and retirement benefit obligation: For Norwegian employees, the Company has five retirement benefit plans, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on projected unit credit method and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumption may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company’s best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the captions “Non-current liabilities” and “Non-current assets” with an offsetting amount in “Accumulated other comprehensive income” for any amounts of actuarial gains of losses or prior service cost that has not been amortized to income. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in “General and administrative expenses” (administration employees) and “Vessel and drilling rigs operating expenses” (rig employees). Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(ae) Commitments and Contingencies: Commitments and contingencies are recognized when:1) the Company has a present legal or constructive obligation as a result of past events; 2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and 3) reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(af) Recent accounting pronouncements:

(i) In September 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable revenue arrangements”. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement on its consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

(af) Recent accounting pronouncements – (continued):

(ii) In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, “Equity” in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, “Equity” and FASB ASC 260. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

(iii) In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on the Company’s financial position and results of operation.

3. Going Concern

As of December 31, 2009, the Company had obtained waivers for breaches under its facilities except for its $230 million loan facilities. On that balance sheet date, as a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facilities, as well as theoretical technical defaults on waivers expiring in 2010, the Company classified all of the Company’s affected debt as current liabilities. Furthermore, as of December 31, 2009, the Company was a party to four newbuilding contracts for which it had not obtained financing. Accordingly the Company did not believe that cash on hand, operating cash flow and committed financing in place were sufficient to cover operating expenses, debt service and capital expenditure requirements for at least twelve months from the balance sheet date and that it would require additional financing.

As the Company believed it would receive the necessary additional financing, the consolidated financial statements as of December 31, 2009, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt.

As of December 31, 2010, the Company was in compliance, had waivers or had the ability to remedy breaches, if any, of financial covenants related to its credit facilities. For those financial covenant requirements which were not met, according to the shipfinance loan agreements, the shortfalls can be remedied by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required value-to-loans ratio and maintain compliance with its financial covenants. As a result, in addition to the required scheduled loan repayments, $45,000 has been classified as a current liability as of December 31, 2010, representing payments that may be required by the lenders to satisfy the value-to-loan shortfalls.

At December 31, 2010, the Company’s short-term contractual obligations to fund the construction installments under the drillship and vessel shipbuilding contracts in 2011 amounted to $1,669,305. In March 2011, the Company received commitments from financial institutions for additional financing amounting to $800,000 and consents from existing lenders to draw down an additional amount of $495,000 to cover obligations falling due within 2011. The Company believes that cash on hand, operating cash flow and firm financing agreements, including the above financing, will be sufficient to meet its working capital needs, operating expenses, capital commitments and loan obligations throughout 2011.

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31, 2009	December 31, 2010
	(As restated)
Balance Sheet
Due from related party – Cardiff Marine Inc.	$27,594	$20,939
Vessels, net – Cardiff Marine Inc., for the year	626	430
Advances for vessels/rigs under construction – Cardiff Marine Inc./TMS Tankers, for the year	1,557	5,321
Additional paid in capital – Vivid Finance Limited	$—	$(1,700)

	Year ended December 31,
	2008	2009	2010
Statement of Operations
Revenues – Classic Maritime Inc.	$14,466	$—	$—
Voyage expenses – Cardiff Marine Inc.	10,536	5,437	5,614
Gain on sale of assets - commissions – Cardiff Marine Inc.	4,121	308	772
Contract termination fees and forfeiture of vessel deposits	160,000	25,350	—
General and administrative expenses:
- Consultancy fees – Fabiana Services S.A.	2,031	2,802	7,598
- Management fees – Cardiff Marine Inc.	21,129	17,941	20,139
- SOX fees – Cardiff Marine Inc.	2,832	3,056	1,983
- Rent	13	13	12
- Amortization of CEO stock based compensation	$31,175	$37,804	$24,009

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – (continued):

Cardiff Marine Inc.: The operations of the Company’s drybulk vessels are managed by Cardiff Marine Inc. (“Cardiff” or the “Manager”), a related technical and commercial management company incorporated in Liberia. The Manager also acts as the Company’s charter and sales and purchase broker. The Manager is beneficially majority-owned by George Economou the Company’s Chairman and Chief Executive Officer and members of his immediate family.

Up to August 31, 2010, the Company paid a management fee of Euro 607 ($812 at the Euro/U.S. Dollar exchange rate on December 31, 2010) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 ($142 at the Euro/U.S. Dollar exchange rate on December 31, 2010) per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 ($705 at the Euro/U.S. Dollar exchange rate on December 31, 2010) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 ($122 at the Euro/U.S. Dollar exchange rate on December 31, 2010) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 ($212 at the Euro/U.S. Dollar exchange rate on December 31, 2010) per person, per day of eight hours.

Cardiff provided the Company with financial accounts services in exchange for a fee of Euro 121 ($162 at the Euro/U.S. Dollar exchange rate on December 31, 2010) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 ($353,259 at the Euro/U.S. Dollar exchange rate on December 31, 2010) for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Effective September 1, 2010, each drybulk ship-owning company entered into new management agreements with Cardiff. Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. Cardiff’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Each new vessel management agreement provides for a fixed management fee of Euro 1,500 ($2,000 based on the exchange rate at December 31, 2010) per vessel per day which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If the Company requests that Cardiff supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, the Company will pay Cardiff an upfront fee equal to 10% of the supervision cost budget for such vessel. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 ($667 based on the exchange rate of December 31, 2010) per day.

In addition, the Company will pay a commission to Cardiff of 1.25% of all monies earned by the vessel and a 1% purchase and sale commission. The management agreements further provide that in the Company’s discretion, it may pay Cardiff an annual performance incentive fee.

Each new vessel management agreement has a term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments if notice of termination is not provided by the Company in the fourth quarter of the year immediately preceding the end of the respective term.

Moreover, effective September 1, 2010 the Company terminated the agreement according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – (continued):

Cardiff Marine Inc. – (continued):

Effective January 1, 2011, each drybulk ship-owning company entered into new management agreements with TMS Bulkers Ltd. (‘TMS Bulkers’) which replaced the management agreements with Cardiff that were effective September 1, 2010. TMS Bulkers provides comprehensive drybulk ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers’commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. The fees charged to Dryships remain the same as those charged by Cardiff according to previous agreements effective September 1, 2010.

Effective January 1, 2011, each tanker ship-owning company entered into new management agreements with TMS Tankers Ltd. (‘TMS Tankers’) and together with TMS Bulkers, the “Managers” are beneficially majority owned by George Economou and members of his immediate family. TMS Tankers will provide comprehensive tanker ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers’ commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,267 based on the exchange rate of December 31, 2010). The Managers are also entitled to (a) a discretionary incentive fee, (b) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (c) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the Managers. Furthermore, TMS Tankers is entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

If the new management agreements with Cardiff had been in effect from the beginning of the prior year, we estimate that the aggregate amount of payments to the Manager would have been approximately $7,250 higher and net loss would have been $7,250 higher in the twelve month period ended December 31, 2009. If the new management agreements had been in effect since January 1, 2010, we estimate that aggregate amount of payments to the manager would have been approximately $4,760 higher, and net income would have been $4,760 lower, in the twelve month period ended December 31, 2010, than the amount recorded.

Effective December 21, 2010, the Company terminated the agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of newbuilding drillships Hulls 1837 and 1838. The Company paid Cardiff a management fee of $40 per month per drillship for Hull 1837 and Hull 1838. The management agreements also provided for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price negotiated for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced with the Global Services Agreement.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company’s drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company’s drilling units. In consideration of such services, the Company will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – (continued):

Cardiff Marine Inc. – (continued):

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 14).

On January 21, 2009, the Compensation Committee approved a Euro 5 million ($7 million) bonus payable for CEO services rendered during 2008.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common Stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011 respectively; and 1,500,000 shares to vest on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2,700,000 ($3,609,900 based on the exchange rate as of December 31, 2010).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company’s common stock payable for CEO services rendered during 2010. The shares will be granted to Fabiana and shall vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited (“Vivid Finance”), a related party entity incorporated in Cyprus, Vivid Finance provides the Company with financing-related services such as negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, renegotiating existing loan facilities and bonds, as well as services related to raising equity or debt in the capital markets, in exchange for a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Private offering: A company controlled by Dryships’ Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of Ocean Rig UDW common shares, in the private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering (Note 8).

Legal services Mr. Savvas D. Georghiades, a member of the Ocean Rig UDW’s board of directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. In the year ended December 31, 2010, the Company paid a fee of Euro 94,235 ($126,058), for the legal services provided by Mr. Georghiades.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

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

Adjustment in Contract Price for Two Panamax Newbuildings: The Company had previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each. These vessels were scheduled for delivery from Hudong Shipbuilding in the fourth quarter of 2009 and the first quarter of 2010,

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – (continued):

respectively. An affiliated client of Cardiff, with which the Company is affiliated, had agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. The Company had agreed to increase the purchase price for Hulls 1518A and 1519A by $4.5 million each in consideration for:(i) a corresponding $9.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay the Company by effecting payment of $9.0 million to Hudong Shipbuilding. The Company issued a guarantee to the shipyard for this increase in the purchase price of Hulls 1518A and 1519A. These hulls were delivered in 2009.

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

Cancellation of the acquisition of vessels and ship-owning companies: On June 25, 2008, the Company entered into two memoranda of agreement to acquire the vessels Sidari and Petani built in 2007 and 2008 for $200,000 in total from companies beneficially owned by George Economou. The vessels were expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43,800 each. On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – (continued):

On December 10, 2008, the Company agreed to cancel the aforementioned agreements. The agreements cancellation was negotiated and approved by a committee consisting of the independent members of the Company’s Board of Directors. The cancellation fee consisted of forfeiture of the Company’s deposits totaling $55,000, plus a cash payment of $26,250 per vessel. The total cancellation fee of $160,000 is included in contract termination fees and forfeiture of vessel deposits in the consolidated statement of operations. In addition, the Company has entered into an agreement with the selling companies of the above vessels, providing the Company with the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160,000 to be exercised up to December 31, 2009. The fair value of such option as of December 31, 2008 is deemed to be zero. The exclusive purchase option granted to the Company by the seller was not exercised on December 31, 2009.

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

Acquisition of drillships: On October 3, 2008, the Company’s then wholly owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig UDW”), entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. (“Drillships Holdings”), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships for use in ultra deepwater drilling locations (Note 4). In connection with this transaction, Ocean Rig UDW issued to the sellers common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

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

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company’s Series A Convertible Preferred Stock with an aggregate face value of $280,000 (Note 13).

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

For the years ended December 31, 2008, 2009 (as restated) and 2010

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

As of December 31, 2009 and 2010, the advances for vessels and rigs under construction and acquisitions are set forth below:

	December 31,
	2009	2010
	(As restated)
Balance at beginning of year	$535,616	$1,182,600
Acquisitions of drillships	625,445	—
Advances for vessels/drillships under construction and related costs	136,662	894,416
Advances forfeited due to cancellation of vessel acquisitions	(93,158)	—
Vessels delivered	(21,965)	(4,317)

Balance at end of year	$1,182,600	$2,072,699

During 2009, the Company entered into agreements with various unrelated parties to cancel certain memoranda of agreement the Company entered into prior to January 1, 2009 for the acquisition of seven Drybulk vessels. The total consideration of $208,158, including capitalized expenses, included in “Contract termination fees and forfeiture of vessel deposits” in the accompanying consolidated statement of operations consists mainly of the forfeiture of $93,158 in deposits (including capitalized expenses) for the acquisition of the vessels already made by the Company, $65,000 in cash consideration and two additional tranches of $25,000 each payable in cash or the equivalent amount in the form of common shares. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of the seller to settle the two additional tranches.

On February 17, 2010 the Company placed an order for two 76,000 dwt Panamax dry bulk vessels, namely hull number H1637A and H1638A, with an established Chinese shipyard, for a price of $33,050 each. The vessels are expected to be delivered in the fourth quarter of 2011 and the first quarter of 2012, respectively. On November 22, 2010, the Company placed an order for twelve tanker vessels (six Aframax and six Suezmax), with an established Korean shipyard, for a total consideration of $771,000. The vessels are expected to be delivered during 2011, 2012 and 2013.

On January 3 and 18, 2011 the Company took delivery of its newbuilding drillship Ocean Rig Corcovado (Hull 1837) and the tanker Saga, respectively (Note 23).

On March 23 and 30, 2011 the Company took delivery of its newbuilding tanker Vilamoura and the drillship Ocean Rig Olympia (Hull 1838), respectively (Note 23).

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Vessels and Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk vessels:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2008	$2,350,846	$(216,196)	$2,134,650
Vessel acquisitions	70,507	—	70,507
Vessel disposals	(37,312)	9,584	(27,728)
Depreciation	—	(117,522)	(117,522)
Vessel impairment charge	(11,651)	10,073	(1,578)

Balance, December 31, 2009	2,372,390	(314,061)	2,058,329
Vessel acquisitions	43,448	—	43,448
Vessel disposals	(75,113)	12,689	(62,424)
Depreciation	—	(117,799)	(117,799)
Vessel impairment charge	(11,880)	8,292	(3,588)

Balance, December 31, 2010	$2,328,845	$(410,879)	$1,917,966

During 2008, the vessels Matira, Netadola, Lanzarote, Menorca, Waikiki, Solana and Tonga were sold for net proceeds of $401,106 realizing a gain from the sale of $223,022 while the sale of the vessel Primera was cancelled and a gain on contract cancellation of $9,098 was recognized.

During 2009, the vessels Rapallo and Oliva were delivered to the Company for $70,507 and the vessel Paragon was sold for net proceeds of $30,163, resulting in a gain from the sale of $2,432. In addition, during 2009, the sale of vessels La Jolla and Toro were cancelled and a gain on contract cancellation of $15,270 was recognized.

During 2010, the vessel Amalfi was delivered at a total cost of $43,448 while the vessels Delray, Iguana and Xanadu were sold for net proceeds of $73,317, resulting in net gain of $10,893. In addition, during 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for $26,500. The vessel is expected to be delivered to its new owners in the second quarter of 2011. The Company performed an impairment review on the Primera as of December 31, 2010, to determine whether the change in the circumstances indicated that the carrying amount of the asset may not be recoverable. The Company’s review indicated that future undiscounted operating cash flows for the vessel Primera, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of approximately $3,588 was recognized and reflected in the accompanying consolidated statement of operations for the year ended December 31, 2010.

Drilling rigs, machinery and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Balance on acquisition	$1,439,740	$(46,582)	$1,393,158
Additions	14,152	—	14,152
Disposals	(501)	114	(387)
Depreciation	—	(77,282)	(77,282)

Balance, December 31, 2009	1,453,391	(123,750)	1,329,641
Additions	6,834	—	6,834
Disposals	(18,595)	5,104	(13,491)
Depreciation	—	(73,651)	(73,651)

Balance December 31, 2010	$1,441,630	$(192,297)	$1,249,333

As of December 31, 2010, all of the Company’s vessels and drilling rigs except for the vessel Toro, have been pledged as collateral to secure the bank loans (Note 11).

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

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

The Company accounted for its investment in Ocean Rig for the period from January 1, 2008 to May 14, 2008 using the equity method of accounting. The Company’s equity in the loss of Ocean Rig is shown in the accompanying consolidated statement of operations for the year ended December 31, 2008 as “Equity in loss of investee” and amounted to a loss of $6,893.

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

The Company had recorded a non-controlling minority interest on its balance sheet as of June 30, 2008 in accordance with guidance related to classification and measurement of redeemable securities. The resulting non-controlling interest carrying value of $21,457 was recorded at redemption value, which was higher than the amount that would result from applying consolidation accounting under guidance relating to consolidation, resulting in an additional $15,050 allocated to non controlling interest recorded in the consolidated statement of operations for the year ended December 31, 2008. The transaction was completed in 2008.

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

8. Private Offering of Common Shares in Ocean Rig:

On December 21, 2010, the Company completed the sale of an aggregate of 28,571,428 of Ocean Rig UDW common shares (representing approximately 22% of Ocean Rig UDW’s outstanding common stock) through a private offering, at the offering price of $17.50 per share. The Company received approximately $488,301 of net proceeds from the private offering. The net assets of Ocean Rig UDW as of December 21, 2010 amounted to $2,427,121. At the date of the transaction, the carrying amounts of Ocean Rig UDW’s assets and liabilities did not require fair values adjustments. The difference between the consideration received and the amount attributed to the non controlling interests which amounted to $45,666 was recognized in equity attributable to the controlling interest.

On December 21, 2010, the Company approved a share repurchase program for up to a total of $25.0 million of common stock of Ocean Rig UDW, which may be purchased from time to time through March 31, 2011. No shares were repurchased under the program.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Intangible Assets and Liabilities:

The Company identified finite-lived intangible assets associated with the trade names, software, and above-market and below-market acquired time charters that are being amortized over their useful lives. Trade names and software are included in “Intangible assets, net” in the accompanying consolidated balance sheets net of accumulated amortization. Above-market and below-market acquired time charters are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

				Amortization Schedule
	Amount Acquired	Accumulated amortization as of December 31, 2009	Amortization and adjustments for the year ended December 31, 2010	2011	2012	2013	2014	2015	thereafter
Trade names	$9,145	$1,456	$1,222	$877	$877	$877	$877	$877	$2,005
Software	5,888	939	910	565	565	565	565	565	1,291

Total Intangible Assets, net	$15,033	$2,395	$2,132	$1,442	$1,442	$1,442	$1,442	$1,442	$3,296

Above-market acquired time charters	$15,053	$13,005	$878	$1,170	$—	$—	$—	$—	$—

Below-market acquired time charters	$65,844	$58,212	$6,778	$854	$—	$—	$—	$—	$—

10. Other non current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,
	2009	2010
Security deposits for derivatives	$40,700	$78,600
Delivery payment for drillship	—	294,569
Option for construction of drillships	—	99,024
Pension benefit receivable	388	—

Balance at end of period	$41,088	$472,193

As of December 31, 2009 and 2010, security deposits (margin calls) of $20,200 and $39,500 for Hull 1865, respectively, and $20,500 and $39,100 for Hull 1866, respectively, were paid and were recorded as “Other non current assets” in the accompanying consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the years ended December 31, 2009 and 2010.

On December 28, 2010 the final yard installment and winterization fees of $294,569 for the drillship Ocean Rig Corcovado (Hull 1837) were paid to a suspense account and were recorded as ‘Other non current assets’ in the accompanying consolidated balance sheets. On January 3, 2011 and upon delivery of Ocean Rig Corcovado the balance in the suspense account was released to the yard.

On November 22, 2010, the Company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado and the three

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Other non current assets – (continued):

drillships currently under construction and would have the same specifications as the Ocean Rig Poseidon. Each of the four options may be exercised at any time on or prior to November 22, 2011, with vessel deliveries ranging from 2013 to 2014 depending on when the options are exercised. The total construction cost is estimated to be $600.0 million per drillship. The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The cost of the option agreements of $99,024 was paid on December 30, 2010 and is recorded in the accompanying consolidated balance sheets as ‘Other non-current assets’.

11. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2009	December 31, 2010
Convertible Senior Notes	$460,000	$700,000
Loan Facilities – Drybulk Segment	1,168,016	950,290
Loan Facilities – Drilling Rig Segment	1,224,824	1,285,358
Less: Deferred financing costs	(168,156)	(215,956)

Total debt	2,684,684	2,719,692
Less: Current portion	(1,698,692)	(731,232)

Long-term portion	$985,992	$1,988,460

Convertible Senior Notes

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

The holders may convert their Notes at any time on or after June 1, 2014 but prior to maturity. However, holders may also convert their Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $7.19 per share of common stock or 139.0821 share of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of our common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010. Since the Company’s stock price was below the Notes conversion price of $7.19 as of December 31, 2010, the if-converted value did not exceed the principal amount of the Notes.

As the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for “Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”,and therefore, on the day of the Note issuance, bifurcated the $460,000 principal amount of the Notes into liability and equity components of $341,156 and $118,844, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118,844 to the principal amount of the Notes over the term of the Notes. The Company’s interest expense associated with this Note accretion is based on an effective interest rate of 12%.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt – (continued):

In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which are due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460,000 aggregate principal amount of Notes due December 1, 2014 on November 2009. The terms of the Notes offered in April other than their issue date and public offering price, are identical to the Notes issued in November 2009.

The full over allotment option granted was exercised and an additional $20,000 aggregate principal amount of Notes were purchased. Accordingly, $240,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $237,202 after the underwriter commissions. On the day of the Note issuance, the Company bifurcated the $240,000 principal amount of the Notes into the liability and equity components of $168,483 and $71,517, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the Company is required to accrete the discount of $71,517 to the principal amount of the Notes over the term of the Notes. The Company’s interest expense associated with this Note accretion is based on an effective interest rate of 14%.

In conjunction with the public offering of 5% Notes described above, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36.1 million shares of the Company’s common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

The fair value of the outstanding loaned shares as of December 31, 2009 and 2010 was $151,902 and $198,189, respectively. On the days of the Notes issuance the fair value of the share lending agreements was determined to be $9,900 and $ 4,576 for the 460,000 and 240,000 Notes respectively, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2009 and 2010 was $195 and $2,617, respectively, resulting in an unamortized amount of $9,705 and $11,664 at December 31, 2009 and 2010, respectively.

The total interest expense related to the Notes in the Company’s consolidated statement of operations for the year ended December 31, 2010 was $57,681, of which $26,516 is non-cash amortization of the discount on the liability component and $31,165 is the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At December 31, 2009 and 2010 the net carrying amount of the liability component and unamortized discount were $342,925 and $537,969, respectively and $117,075 and $162,031, respectively.

Credit facilities

As at December 31, 2010, the Company had six open credit facilities, which are reduced in quarterly and semi-annual installments. The aggregate available unused amounts under these facilities at December 31, 2009 and 2010 were $938,726 and $930,477, respectively and the Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the line of credit. Interest is payable at a rate based on LIBOR plus a margin.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt – (continued):

Term bank loans

Term loan balances outstanding at December 31, 2009 and 2010 amounted to $569,779 and $446,801, respectively. These bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and July 2018. Interest rates on the outstanding loans as at December 31, 2010, are based on LIBOR plus a margin.

The weighted-average interest rates on the above outstanding loans and credit facilities for the applicable periods were:

Year ended December 31, 2010 4.80%

Year ended December 31, 2009 3.88%

Year ended December 31, 2008 4.28%

Loan movements for credit facilities and term loans throughout 2010:

Loan	Loan agreement date	Original Amount	December 31, 2009	New Loans	Repayments	December 31, 2010
Credit Facility	March 31, 2006	$753,637	$598,237	$—	$(94,747)	$503,490
Term Bank Loan	October 2, 2007	35,000	25,000	—	(2,000)	23,000
Term Bank Loan	December 4, 2007	101,150	70,318	—	(28,681)	41,637
Term Bank Loan	October 5, 2007	90,000	74,000	—	(8,000)	66,000
Term Bank Loan	June 20, 2008	103,200	63,350	—	(26,950)	36,400
Term Bank Loan	May 13, 2008	125,000	86,000	—	(26,000)	60,000
Term Bank Loan	May 5, 2008	90,000	60,000	—	(6,000)	54,000
Term Bank Loan	November 16, 2007	47,000	29,000	—	(6,000)	23,000
Term Bank Loan	July 23, 2008	126,400	113,150	—	(14,000)	99,150
Term Bank Loan	March 13, 2008	130,000	48,961	—	(5,347)	43,614
Credit Facility	September 17, 2008	1,040,000	808,550	—	(132,717)	675,833
Credit Facility	September 10, 2007	230,000	230,000	—	(115,000)	115,000
Credit Facility	July 18, 2008	1,125,000	186,274	8,250	—	194,524
Credit Facility	December 28, 2010	300,000	—	300,000	—	300,000
Credit Facility	December 21, 2010	325,000	—	—	—	—
Convertible Senior Notes	November 21, 2009	$460,000	460,000	240,000	—	700,000

			$2,852,840	$548,250	$(465,442)	$2,935,648

On November 29, 2010, the Company signed an amended and restated agreement on the March 13, 2008 term loan, for the substitution of vessels Delray and Toro with vessel Amalfi. The vessel Delray was sold in February 2010, whereas the vessel Toro was released from the loan and security obligation and was replaced by vessel Amalfi.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business. In addition, some of the vessel owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender’s prior consent. The loans also contain certain financial covenants relating to the Company’s financial position, operating performance and liquidity. The Company’s secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships’ subsidiaries’ ability to, among other things, without the relevant lenders’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

Based on the loan agreements, the Company is required to meet certain value-to-loans ratios. However, according to the loan agreements, value–to-loan ratio shortfalls can be remedied by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required value-to-loans ratio. As a result, in addition to the required scheduled payments, $45,000 has been classified as a current liablity as of December 31, 2010, representing payments that could be required by the lenders to satisfy the value-to-loan shortfalls, in accordance with the terms of the loans.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt – (continued):

The Company was in breach of certain of its financial covenants as of December 31, 2008. Furthermore, as of December 31, 2009, the Company was deemed to be in breach of one financial loan covenant and not able to remedy the short falls projected for the forthcoming year 2010 due to the non compliance with certain value-to-loan ratios. As a result, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company had classified all of the related long-term debt amounting to $1.3 billion as current at December 31, 2009.

Total interest incurred on long-term debt, including capitalized interest, for the years ended December 31, 2008, 2009 and 2010 amounted to $106,200, $94,717, and $99,044 respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statements of operations.

The annual principal payments required to be made after December 31, 2010, including balloon payments, totaling $2,935,648 due through September 2020, are as follows:

2011	$740,604
2012	205,376
2013	583,886
2014	823,984
2015 and thereafter	581,798

Total principal payments	2,935,648
Less: Financing fees	(215,956)

Total debt	$2,719,692

12. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2009 and 2010 are as follows:

	December 31, 2009				December 31, 2010
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current assets	$—	559	434	$993	$—	—	1,538	$1,538
Current liabilities	(65,129)	(7,708)	—	(72,837)	(71,640)	(1,063)	—	(72,703)
Non current liabilities	(103,765)	(998)	—	(104,763)	(159,376)	—	—	(159,376)

	$(168,894)	(8,147)	434	$(176,607)	$(231,016)	(1,063)	1,538	$(230,541)

12.1 Interest rate swaps, cap and floor agreements: As of December 31, 2009 and 2010, the Company had outstanding 34 interest rate swap, cap and floor agreements, of $2.5 billion and $2.5 billion respectively, maturing from June 2011 through November 2017. These agreements are entered into in order to hedge its exposure to interest rate fluctuations with respect to the Company’s borrowings. Of these contracts, 31 do not qualify for hedge accounting and as such changes in their fair values are included in the accompanying consolidated statement of operations, while 3 contracts are designated for hedge accounting and as such changes in their fair values are included in accumulated other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements – (continued):

The change in the fair value of such agreements which do not qualify for hedge accounting for the year ended December 31, 2008, 2009 and 2010 amounted to a loss of $202,452, a gain of $66,354 and a loss of $56,627, respectively and is reflected under “Gains/Loss on interest rate swaps” in the accompanying consolidated statement of operations while the change in fair value of the agreements that qualified for hedge accounting for the year ended December 31, 2008, 2009 and 2010 amounted to a loss of $46,548, a gain of $10,878 and a loss of $17,034, respectively and is reflected under “Accumulated other comprehensive loss” in the accompanying consolidated statements of stockholders’ equity.

12.2 Forward freight agreements: The Company trades in the FFA market effective from May 2009, with both an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the risk of specific vessels charter rates and to take advantage of short term fluctuations in the market prices. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

As of December 31, 2010, the Company had two open FFAs. None of the “mark to market” positions of the open FFA contracts qualified for hedge accounting treatment.

The change in the fair value of such agreements for the year ended December 31, 2008, 2009 and 2010 amounted to $0, a loss of $8,147 and a gain of $7,084, respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

12.3 Foreign currency forward contracts: As of December 31, 2010 and 2009, the Company had outstanding twelve forward contracts, to sell $28 million for NOK 174 million and ten forward contracts to sell $20 million for NOK 119 million. These agreements are entered into in order to hedge its exposure to foreign currency fluctuations. Such fair value at December 31, 2009 and December 31, 2010 was an asset of $434 and $1,538, respectively.

The change in the fair value of such agreements for the year ended December 31, 2008, 2009 and 2010 amounted to a loss of $2,512, a gain of $2,023 and a gain of $1,104, respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements – (continued):

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2009 Fair value	December 31, 2010 Fair value	Balance Sheet Location	December 31, 2009 Fair value	December 31, 2010 Fair value
Interest rate swaps	Financial instruments	$—	$—	Financial instruments non current liabilities	$31,028	$36,523

Total derivatives designated as hedging instruments		$—	$—		$31,028	$36,523

Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	$—	$—	Financial instruments-current liabilities	$65,129	$71,640
Interest rate swaps	Financial instruments-non current assets	—	—	Financial instruments-non current liabilities	72,737	122,853
Forward freight agreements	Financial instruments-current assets	559	—	Financial instruments current liabilities	7,708	1,063
Forward freight agreements	Financial instruments-non current assets	—	—	Financial instruments non current liabilities	998	—
Foreign currency forward contracts	Financial instruments-current assets	434	1,538	Financial instruments current liabilities	—	—

Total derivatives not designated as hedging instruments		$993	$1,538		$146,572	$195,556

Total derivatives		$993	$1,538	Total derivatives	$177,600	$232,079

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements – (continued):

The Effect of Derivative Instruments on the Statement of Stockholders’ Equity:

	Amount of Gain/ (Loss) Recognized in OCI on Derivatives (Effective Portion)
Derivatives designated for cash flow hedging relationships	Year Ended December 31, 2008	Year Ended December 31, 2009 (As restated)	Year Ended December 31, 2010

Interest rate swaps – Unrealized gains/(losses)	$(46,548)	$16,140	$(5,495)

Interest rate swaps – Realized losses associated with capitalized interest	—	(5,262)	(11,539)

Total	$(46,548)	$10,878	$(17,034)

No portion of the cash flow hedges shown above was ineffective during the year. During the years ended December 31, 2009 and 2010, the losses transferred from OCI into the statement of operations were $12,391 and $9,901 respectively. The estimated net amount of existing losses at December 31, 2010 that will be reclassified into earnings within the next twelve months related with cash flow hedges is $367.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Interest rate swaps	Gain/(loss) on interest rate swaps	$(207,936)	$23,160	$(120,505)
Forward freight agreements	Other, net	—	(9,970)	(3,008)
Foreign currency forward contracts	Other, net	(2,512)	2,023	1,104

Total		$(210,448)	$15,213	$(122,409)

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. In accordance with the guidance, the Company designates all the contracts as cash flow hedges, if they qualify for that treatment, with the last contract expiring in November 2017.

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

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of the Company. The fair value of the forward freight agreements was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements – (continued):

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

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – liability position	$(231,016)	$—	$(231,016)	$—
Forward freight agreements – liability position	(1,063)	(1,063)	—	—
Foreign currency forward contracts – asset position	1,538	1,538	—	—

Total	$(230,541)	$475	$(231,016)	$—

The following table summarizes the valuation of our assets measured at fair value on a non-recurring basis as of the valuation date.

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gains/ (Losses)
Non- Recurring measurements:
Long-lived assets held and used	$26,500	$—	$26,500	$—	$(3,588)

Total	$26,500	$—	$26,500	$—	$(3,588)

In accordance with the provisions of relevant guidance, a long-lived asset held and used with a carrying amount of $30,088 was written down to its fair value of $26,500 as determined based on the agreed sale price, resulting in an impairment charge of $3,588, which was included in accompanying consolidated statement of operations for December 31, 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers from the Non controlling Interest:

The following table represents the effects of any changes in Dryships Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships Inc.

	Year Ended December 31,
	2008	2009	2010
		(As restated)
Net (loss)/income attributable to Dryships Inc.	$(361,282)	$(19,209)	$188,327
Transfers from the noncontrolling interest:
Increase in Dryships Inc. equity for acquisition of non controlling interest	—	352,814	—
Decrease in Dryships Inc. equity for issuance of subsidiary shares	—	(37,511)	(45,666)
Increase in Dryships Inc. retained earnings for redemption of non controlling interest:	(15,050)	—	—

Net transfers to/from the non controlling interest	(15,050)	315,303	(45,666)

Net income/ (loss) attributable to Dryships Inc. and transfers to/from the noncontrolling interest	$(376,332)	$296,094	$142,661

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

On January 15, 2009, the Company agreed to transfer its interests in the ship-owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. As consideration for liabilities assumed by the purchasers, on March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc. (Note 3).

During 2009, the Company effected two at-the-market equity offerings. Under these offerings, the Company issued 165,054,595 shares of common stock. The net proceeds, after commissions, amounted to $952,369.

Concurrently with the offering of the Notes discussed in Note 10, the Company entered into share lending agreements and issued 26,100,000 shares of common stock in November 2009 and 10,000,000 in April 2010, respectively, which it subsequently loaned to the underwriter pursuant to the share lending agreements. The Company received a one time loan fee of $0.01 per share.

In September 2010, the Company filed a universal shelf registration statement on Form F-3 relating to the offer and sale of up to $350,000 of the Company’s common shares. Under this offering, the Company issued 74,818,706 of common stock. The net proceeds, after deducting commissions, amounted to $342,300.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital – (continued):

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 3). The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

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

As of December 31, 2010, the fair value of the accrued stock dividends aggregated to $21,121. Each share of this instrument mandatorily converts into shares of the Company’s common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company’s common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

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

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the “Agreement”). Under the Agreement, the Company’s Board of Directors declared a dividend payable of one preferred share purchase right, (“Right”), to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding common share. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock. As of December 31, 2010, no exercise of any purchase right has occurred.

As of July 9, 2009, an amendment has been effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan:

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010 the Company’s Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, George Economou. The shares vest quarterly in eight equal installments with the first installment of 125,000 common shares vested on May 28, 2008. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $75.09 per share. As of December 31, 2010 the shares have vested in full.

On October 2, 2008, the Company’s Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors. As of December 31, 2010, 12,450 of these shares have vested.

The non-vested common stock vests evenly over a three-year period with the first vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54. As of December 31, 2010, 42,373 of these shares have vested.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of December 31, 2010, 2,000,000 of these shares have vested.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of December 31, 2010, 2,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares will vest on a pro-rata basis over a period of three years from the date of the non- vested stock award agreement. The fair value of each share, on the grant date, was $5.01.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan – (continued):

A summary of the status of the Company’s non vested shares as of December 31, 2008, 2009 and 2010, and movement for the years ended December 31, 2008, 2009 and 2010, is presented below. There were no shares forfeited in 2008 and 2009 while 3,600 shares where forfeited during 2010.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2008	—	$—
Granted	1,018,000	74.36
Vested	(384,000)	74.12

Balance December 31, 2008	634,000	$74.50
Granted	70,621	3.54
Vested	(501,650)	74.95

Balance December 31, 2009	202,971	$48.69
Granted	4,503,000	6.05
Forfeited	(3,600)	33.59
Vested	(2,171,173)	10.00

Balance December 31, 2010	2,531,198	$6.04

	Number of vested shares	Weighted average grant date fair value per vested shares
Balance as at January 1, 2008	—	$—
Granted	9,000	33.59
Non vested shares granted and vested 2008	375,000	75.09

As at December 31, 2008	384,000	$74.12
Non vested shares granted in prior years and vested 2009	501,650	74.95

As at December 31, 2009	885,650	$74.59
Granted and vested	2,002,000	6.05
Non vested shares granted in prior years and vested 2010	169,173	56.73

As at December 31, 2010	3,056,823	$28.71

As of December 31, 2008, 2009 and 2010, there was $44,192, $6,372 and $9,414, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of two years. The amounts of $31,502, $38,071 and $24,200 are recorded in “General and administrative expenses”, in the accompanying consolidated statement of operations for the year ended December 31, 2008 2009 and 2010 respectively. The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 were $21,860, $2,826 and $12,466, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities:

Other non-current liabilities in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	December 31, 2010
Pension and retirement benefit obligation	$—	$602
Other	43	238

Total	$43	$840

The Company’s majority owned subsidiary, Ocean Rig UDW has three pension benefit plans for employees managed and funded through Norwegian life insurance companies. As of December 31, 2010 the pension plans cover 55 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of the December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

The following table presents the change in the projected benefit obligation for the years ended December 31:

	2009	2010

Projected benefit obligation at January 1	$7,033	$8,898
Service cost for benefits earned	4,121	2,021
Interest cost	280	334
Settlement	(1,983)	(2,984)
Actuarial gains/(losses)	(1,587)	149
Benefits paid	(42)	(72)
Payroll tax of employer contribution	(442)	(104)
Foreign currency exchange rate changes	1,518	(145)

Projected benefit obligation at end of year	$8,898	$8,097

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities – (continued):

The following table presents the change in the value of plan assets for the years ended December 31, 2009 and 2010 and the plans’ funded status at December 31:

	2009	2010

Fair value of plan assets at January 1,	$6,321	$9,286
Expected return on plan assets	378	395
Actual return on plan assets	(1,395)	(760)
Employer contributions	3,138	741
Settlement	(624)	(1,986)
Foreign currency exchange rate changes	1,468	(181)

Fair value of plan assets at end of year	$9,286	$7,495

Funded/ (unfunded) status at end of year	$388	$(602)

Amounts included in accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	2008	2009	2010

Net actuarial loss	$3,337	$2,766	$2,342
Prior service cost	187	964	424

Defined benefit plan adjustment, before tax effect	$3,524	$3,730	$2,766

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans was $2,995 at December 31, 2010 and $6,265 at December 31, 2009.

The net periodic pension cost recognized in the consolidated statements of operations was $2,980, $3,652 and $2,008 for the years ended December 31, 2008, 2009 and 2010 respectively.

The following table presents the components of net periodic pension cost:

	2008	2009	2010

Expected return on plan assets	$(410)	$(378)	$(395)
Service cost	2,870	4,121	2,021
Interest cost	275	280	334
Amortization of prior service cost	190	—	—
Amortization of actuarial loss	146	168	47
Settlement	(91)	(539)	1

Net periodic pension cost	$2,980	$3,652	$2,008

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities – (continued):

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in Other Comprehensive Income:

	2008	2009	2010

Net actuarial loss (gain)	$—	$(1,091)	$1,101
Prior service cost (credit)	(1,511)	777	(1,020)
Amortization of actuarial loss	—	(256)	(506)
Amortization of prior service cost	(190)	—	—

Total recognized in net pension cost and other comprehensive income, before tax effects	$(1,701)	$(570)	$(425)

The estimated amount in accumulated other comprehensive loss that is expected to be reclassified as a component of net periodic benefit cost over the next fiscal year is $112.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2010 contributions amounting to $741 in total, have been made to the defined benefit pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan’s portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, pension cost and other comprehensive income.

The Company bases its determination of pension cost on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted–average assumptions used to determine net periodic pension cost:

	December 31, 2008	December 31, 2009	December 31, 2010
Weighted average assumptions
Expected return on plan assets	5.80%	5.70%	5.40%
Discount rate	3.80%	4.50%	4.00%
Compensation increases	4.25%	4.50%	4.00%

The Company’s investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The following table set forth the pension assets at fair value as of December 31, 2009 and 2010:

	2009	2010
Share and other equity investments	$1,086	$1,214
Bonds and other security – fixed yield	2,618	1,289
Bonds held to maturity	2,497	1,889
Properties and real estate	1,504	1,207
Money market	947	668
Other	634	1,228

Total plan net assets at fair value	$9,286	$7,495

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities – (continued):

The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real estate assets, do not have readily available marked values. These estimated fair values may differ significantly from the values that would have been used had a readily available market value for these investments existed, and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximates fair value. Investments in real estate assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximates fair value. Real estate assets are valued either at amounts based upon appraisal reports prepared by the investment manager, which management has determined approximates fair value.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	As of December 31,
	2009	2010
Shares and other equity instruments	12%	16%
Bonds	55%	42%
Properties and real estate	16%	16%
Other	17%	26%

Total	100%	100%

The US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

Level 1:

Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $ 3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be included in this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures are included in this level.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities – (continued):

Level 2:

Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Corporate bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate, and hedge funds.

Level 3:

Financial instruments valued on the basis of information that is not observable pursuant to level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market.

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$516	$—	$57	$573
Non-US Equities	512	—	—	512
Fixed Income:
Government Bonds	3,345	1,205	—	4,550
Corporate Bonds	789	—	—	789
Alternative Investments:
Hedge funds and limited partnerships	—	214	—	214
Other	169	—	—	169
Cash and cash equivalents	975	—	—	975
Real Estate	—	—	1,504	1,504

Net Plan Net Assets	$6,306	$1,419	$1,561	$9,286

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$531	$—	$133	$664
Non-US Equities	551	—	—	551
Fixed Income:
Government Bonds	2,336	842	—	3,178
Corporate Bonds	982	—	—	982
Alternative Investments:
Hedge funds and limited partnerships	—	225	—	225
Other	22	—	—	22
Cash and cash equivalents	667	—	—	667
Real Estate	—	—	1,206	1,206

Net Plan Net Assets	$5,089	$1,067	$1,339	$7,495

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities – (continued):

The tables below set forth a summary of changes in the fair value of the pension assets classified as level 3 assets for the years ended December 31.

	Year ended December 31,
	2009	2010

Balance, beginning of year	$1,161	$1,561
Actual return on plan assets:
Assets sold during the period	—	—
Assets still held at reporting date	310	75
Purchases, sales, issuances and settlements (net)	90	(297)

Net Plan Net Assets	$1,561	$1,339

The following pension benefits payments are expected to be paid by the Company during the years ending:

December 31, 2011	$83
December 31, 2012	84
December 31, 2013	66
December 31, 2014	106
December 31, 2015	107
December 31, 2016 – 2021	1,279

Total pension payments	$1,725

The Company’s pension funds are managed by an independent life-insurance company that invests the Company’s funds according to Norwegian law. The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds. The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

The Company’s estimated employer contribution to the define benefit pension plan for the fiscal year 2011 is $678.

The Company has a defined contribution pension plan that include 354 employees. The contribution to the defined contribution pension plan for the year 2010 was $1,775. The contribution to the defined contribution pension plan for the years 2009 and 2008 was $104 and $54 respectively.

16. Commitment and contingencies:

16.1 Legal proceedings

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

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of DryShips Inc. and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the “Buyers”), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. No quantification of the above claim and counter-claim may be given presently.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies – (continued):

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

In February 2010 Samsun’s plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements.

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

On May 3, 2010, the MV Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel’s oily water separating equipment and related vessel records. The relevant vessel owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011 the U.S. District Court in Maryland has resolved a case in which Cardiff, the former manager of the MV Capitola, a drybulk vessel operated by DryShips, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff’s plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship’s Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, or ECP. It has been agreed that the DryShips’ current vessel manager, TMS Bulkers, will carry out the ECP for the DryShips’ vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips’ vessels. The Company expects to incur costs of approximately $2.4 million.

The Company’s drilling rig, Leiv Eiriksson, operated in Angola during the period 2002 to 2007. The Company understands that the Angolan government has retroactively levied import/export duties for two incorporation events during the period 2002 to 2007 estimated between $5 million to $10 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

16.2 Purchase obligations:

The following table sets forth the Company’s contractual obligations and their maturity dates as of December 31, 2010 for a period of three fiscal years:

Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$701,130	$295,305	$249,425	$156,400
Drillship Shipbuilding contracts plus owners furnished equipment	1,374,000	1,374,000	—	—

Total obligations	$2,075,130	$1,669,305	$249,425	$156,400

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies – (continued):

At December 31, 2010, the Company’s short-term contractual obligations to fund the construction installments under the drillship and vessel shipbuilding contracts in 2011 amount to $1,669,305. Cash expected to be generated from operations is not anticipated to be sufficient to cover the Company’s capital commitments and current loan obligations. In March 2011, the Company received commitments from financial institutions for additional financing amounting to $832,300 and consents from existing lenders to draw down an additional amount of $495,000 to cover obligations falling due within 2011. The Company believes that the above financing will be sufficient to meet its working capital needs, capital commitments and loan obligations throughout 2011. In addition, should the Company exercise all its options to construct four new drillships, the Company would be required to pay cash payments of $ 698,800 in 2011, for which it would be dependent upon obtaining additional financing.

16.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of December 31, 2010, will be $957,671 during 2011, $532,502 during 2012, $150,465 during 2013, $46,256 during 2014 and $138,621 during 2015 and thereafter. These amounts do not include any assumed off-hire.

16.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of December 31, 2010, the future obligations amount to $22 for 2011, $26 for 2012, $26 for 2013, $26 for 2014, $26 for 2015 and $6 for 2016. The contract expires in 2016. Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of December 31, 2010, the future obligations amount to $646 for 2011 and $323 for 2012. Other lease agreements relating to office and housing, had as December 31, 2010, future obligations amounting to $290 for 2011, $45 for 2012, $33 for 2013, $33 for 2014 and $24 for 2015.

17. Accumulated other comprehensive loss:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cash flow hedges Unrealized Gain/(loss)	Cash flow hedges Realized Gain/(loss)	Actuarial pension Gain/(Loss)	Total

Balance at December 31, 2009 (as restated)	$(30,408)	(5,262)	2,271	$(33,399)
Balance at December 31, 2010	$(27,752)	(13,105)	2,103	$(38,754)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Voyage and Vessel and Drilling Rig Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessel Voyage Expenses	2008	2009	2010
Port charges	$1,041	$1,078	$857
Bunkers	5,952	4,601	1,305
Gain on sale of bunkers	(9,473)	(2,146)	(17)
Commissions charged by third parties	39,181	19,809	19,674
Charter in – hire expense	5,935	—	—

	42,636	23,342	21,819
Commissions charged by a related party	10,536	5,437	5,614

Total	$53,172	$28,779	$27,433

	Year ended December 31,
Vessel Operating Expenses	2008	2009	2010
Crew wages and related costs	$36,723	$36,560	$36,271
Insurance	7,596	7,695	6,663
Repairs and maintenance	18,278	12,897	10,566
Spares and consumable stores	16,599	18,137	17,436
Tonnage taxes	515	316	309

Total vessel operating expenses	$79,711	$75,605	$71,245

Rig Operating Expenses	For the period from May 15, 2008 to December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Crew wages and related costs	$51,890	$69,983	$60,540
Insurance	12,686	7,869	7,918
Repairs and maintenance	21,604	48,430	50,911

Total rig operating expenses	$86,180	$126,282	$119,369

Total	$165,891	$201,887	$190,614

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2008	2009	2010
		(As restated)

Interest incurred on long-term debt	$106,200	$94,717	$99,044
Long-term debt commitment fees	3,208	5,869	6,376
Bank charges	817	503	2,474
Amortization and write-off of financing fees	15,848	12,745	9,249
Amortization of convertible notes discount	—	1,769	26,516
Amortization of share lending agreement-note issuance costs	—	195	2,617
Other	179	15	—
Capitalized interest	(13,058)	(31,383)	(78,451)

Total	$113,194	$84,430	$67,825

20. Segment information:

The Company has three reportable segments of which it derives its revenues from: Drybulk carrier, Tanker and Drilling Rig segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling Rig business segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs. The Tanker business segment consists of vessels under construction for the transportation of crude and refined petroleum cargoes.

The table below presents information about the Company’s reportable segments as of and for the year ended December 31, 2008, 2009 and 2010.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Segment information – (continued):

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Segment			Drilling Rigs Segment			Tanker Segment	TOTAL
	2008	2009	2010	2008	2009	2010	2010	2008	2009	2010
					(As restated)				(As restated)

Revenues	$861,296	$444,385	$457,804	$219,406	$375,449	$401,941	$—	$1,080,702	$819,834	$859,745

Vessel and rig operating expenses	79,711	75,605	71,245	86,180	126,282	119,369	—	165,891	201,887	190,614

Depreciation and amortization	110,507	117,522	117,799	47,472	78,787	75,092	—	157,979	196,309	192,891
(Gain)/loss on sale of assets	(223,022)	(2,432)	(10,893)	—	387	1,458	—	(223,022)	(2,045)	(9,435)
Impairment charge	—	1,578	3,588	—	—	—	—	—	1,578	3,588
General and administrative expenses	75,364	72,868	66,685	13,994	17,955	20,579	—	89,358	90,823	87,264
Gain/(loss) on interest rate swaps	(145,021)	1,098	(80,202)	(62,915)	22,062	(40,303)	—	(207,936)	23,160	(120,505)
Income taxes	—	—	—	(2,844)	(12,797)	(20,436)	—	(2,844)	(12,797)	(20,436)

Net income/(loss)	427,544	(138,874)	20,373	(772,001)	126,843	170,077	—	(344,457)	(12,031)	190,450
Net income/(loss) attributable to Dryships Inc.	427,544	(138,874)	20,373	(788,826)	119,665	167,954	—	(361,282)	(19,209)	188,327
Interest and finance cost	(49,700)	(40,528)	(91,421)	(63,494)	(43,902)	23,596	—	(113,194)	(84,430)	(67,825)
Interest income	7,425	2,995	9,402	5,660	7,419	12,464	—	13,085	10,414	21,866
Change in fair value of derivatives	139,537	(33,950)	15,320	65,427	(26,280)	33,119	—	204,964	(60,230)	48,439
Equity in loss of investee	—	—	—	(6,893)	—	—	—	(6,893)	—	—

Goodwill impairment charge	—	—	—	700,457	—	—	—	700,457	—	—

Total assets	$2,419,159	$2,680,421	$2,470,323	$2,423,521	$3,126,574	$4,389,905	$124,266	$4,842,680	$5,806,995	$6,984,494

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the year ended December 31,
	2008			2009 (As restated)			2010
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(361,282)	—	$—	$(19,209)	—	$—	$188,327	—	$—
Less: Series A Convertible
Preferred stock dividends	—	—	—	(7,497)	—	—	(13,624)	—	—
Less: Non-vested common stock dividends declared and undistributed earnings	(527)	—	—	—	—	—	(2,139)	—	—

Basic EPS
Income/(loss) available to common stockholders	$(361,809)	44,598,585	$(8.11)	$(26,706)	209,331,737	$(0.13)	$172,564	268,858,688	$0.64

Dilutive effect of securities
Preferred stock dividends	—	—	—	—	—	—	13,624	36,567,164	—

Diluted EPS
Income/(loss) available to common stockholders	$(361,809)	44,598,585	$(8.11)	$(26,706)	209,331,737	$(0.13)	$186,188	305,425,852	$0.61

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 3). The aggregate face value of these shares was $280,000. The Series a Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. As of December 31, 2010, the fair value of the stock dividends amounted to $21,121.

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

The warrants discussed in Note 3, were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the years ended December 31, 2009 and 2010 since they are out-of-the-money.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the year ended December 31, 2008 and 2009 due to the losses in 2008 and 2009. As of December 31, 2010 no restricted stock was included in the computation of diluted earnings per share.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Earnings per share – (continued):

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 11), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 “Earnings Per Share”, any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. As of December 31, 2010, none of the shares were dilutive since the average share price for the period the Notes were issued until December 31, 2009 and 2010 did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

22. Income Taxes:

22.1 Drybulk Carrier Segment

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a “non-resident” corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which Dryships and the vessels owned by subsidiaries of the Company are registered, the Company’s subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.

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

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Company’s ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test.

The Company believes that it satisfied the Publicly-Traded Test for its 2008, 2009 and 2010 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals “resident” in the Marshall Islands. As such, each of the Company’s Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company’s ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2010 taxable year.

22.2 Drilling Rig Segment

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes – (continued):

22.2 Drilling Rig Segment – (continued):

The components of Ocean Rig UDW’s income/(losses) before taxes by country are as follows:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
Cyprus	$(40,599)	$(24,617)	$(32,438)
Norway	(747,018)	499,879	14,811
Marshall Islands	12,883	(370,007)	174,794
Korea	—	499	—
UK	62	1,915	763
Canada	—	(485)	(683)
USA	13,820	(262)	—
Ghana	704	21,628	(2,050)

Total income/(loss) before taxes and equity in loss of investee	$(760,148)	$128,550	$155,197

The table below shows for each entity’s total income tax expense for the period and statutory tax rate:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
Cyprus (10.0%)	$—	$—	$52
Norway (28.0%)	—	—	13
Marshall Islands (0.0%)	—	—	—
Turkey (*)	—	—	7,950
Korea (24.2%)	—	110	—
UK (28.0%)	366	727	765
Ireland (25.0%)	423	—	—
Canada (10% - 19%)	—	45	82
USA (15.0%-35.0%)	1,399	470	—
Ghana (**)	656	11,445	11,365

Current Tax expense	$2,844	$12,797	$20,227
Deferred Tax expense / (benefit)	—	—	209
Income taxes	2,844	$12,797	$20,436

Effective tax rate	0%	10%	13%

(*)	Ocean Rig 1 Inc. paid in 2010 withholding tax to Turkey authorities, based upon 5% of total contract revenues.
(**)	Tax in Ghana is a withholding tax, based upon 5% of total contract revenues.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes – (continued):

22.2 Drilling Rig Segment – (continued):

Taxes have not been reflected in Other Comprehensive income since the valuation allowances would result in no recognition of deferred tax. Up to December 15, 2009, when a corporate reorganization occurred, Ocean Rig’s drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway. Subsequently, many of the activities and assets have moved to jurisdictions that do not have corporate taxation. As a result, net deferred tax assets were reversed in 2009. The net deferred tax assets of $91.6 million consisted of gross deferred tax assets of $105.1 million net of gross deferred tax liabilities of $13.5 million. However, a corresponding amount ($91.6 million) of valuation allowance was also reversed. As a result, there was no impact on deferred tax expense for the change of tax status of these entities in 2009.

Reconciliation of total tax expense:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
Statutory tax rate multiplied by profit/(loss) before tax*	$(212,816)	$—	$—
Change in valuation allowance	115 407	(93,358)	(14,922)
Differences in tax rates	135,908	138,865	14,177
Effect of permanent differences	(74,929)	21,317	40
Adjustments in respect to current income tax of previous years	—	—	281
Effect of exchange rate differences	39,274	(65,472)	1,465
Withholding tax	—	11,445	19,395

Total	$2,844	$12,797	$20,436

*	Ocean Rig has for 2008 and 2009 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2008 most of its activities were domiciled in Norway with tax rate 28%. During 2009 and 2010, most of its activities were re-domiciled to Marshall Islands with tax rate of zero.

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes – (continued):

22.2 Drilling Rig Segment – (continued):

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year Ended
	December 31, 2009	December 31, 2010
Deferred tax assets
Net operations loss carry forward	$65,045	$49,707
Accrued expenses	728	944
Accelerated depreciation of assets	9	8
Pension	—	157

Total deferred tax assets	$65,782	$50,816

Less: valuation allowance	(65,552)	(50,630)
Total deferred tax assets, net	230	186

Deferred tax liabilities
Depreciation and amortization	$(122)	$(395)
Pension	(108)	—

Total deferred tax liabilities	$(230)	$(395)

The amounts above are reflected in the Consolidated Balance Sheet as follows:
Net deferred tax liability	$—	$(209)

Non-current deferred tax liabilities	$—	$(209)

Ocean Rig ASA filed for liquidation in 2008 and on December 15, 2009 it distributed all significant assets to Primelead Ltd., a subsidiary of Dryships, as a liquidation dividend, including the shares in all its subsidiaries. The statute of limitation under Norwegian tax law is two years after the fiscal year, if correct and complete information is disclosed in the tax return. The tax treatment of the liquidation is therefore subject to audit by the tax authorities until the end of 2011. The company does not expect any adverse tax effects from this transaction.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2010, the valuation allowance for deferred tax assets is reduced from $65,552 in 2009 to $50,630 in 2010 reflecting a reduction in net deferred tax assets during the period. The decrease is primarily a result of the reduction of deferred tax asset due to utilization of tax loss carry forwards in Norway and in Cyprus in 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes – (continued):

22.2 Drilling Rig Segment – (continued):

The table below explains the “Net operations loss carry forward” in 2009 and 2010 for the countries the Company is operating in.

	Year Ended
	December 31, 2009	December 31, 2010

Norway
Net operations loss carry forward	$183,998	$144,189
Tax rate	28%	28%
Net operations loss carry forward, tax effect	51,520	40,373

Cyprus
Net operations loss carry forward	$57,112	$89,832
Tax rate	10%	10%
Net operations loss carry forward, tax effect	5,711	8,983

Canada
Net operations loss carry forward	$24,419	$879
Tax rate	32%	32%
Net operations loss carry forward, tax effect	7,814	281

UK
Net operations loss carry forward	$—	$249
Tax rate	28%	28%
Net operations loss carry forward, tax effect	—	70

Accumulated
Net operations loss carry forward	$265,529	$235,149
Net operations loss carry forward, tax effect	65,045	49,707

The Company has tax losses, which arose in Norway of $183,998 and $144,146 at December 31, 2009 and 2010, respectively, that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. However, all of these amounts are related to Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS that are under liquidation. Upon liquidation the tax losses will not be available.

The Company had tax losses, which arose in Cyprus of $57,112 and $89,832 at December 31, 2009 and 2010, respectively that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carry forward has been provided for as the Company is not profitable.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes – (continued):

22.2 Drilling Rig Segment – (continued):

The Company had tax losses, which arose in Canada of $24,419 and $879 at December 31, 2009 and 2010, respectively, that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of sale derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. The possibility for utilization of this tax position for the period after the change of control in Ocean Rig on May 14, 2008, expired. The tax loss carry forward per December 31, 2010 therefore only reflects tax losses after May 14, 2008.

The Company had tax losses, which arose in UK of $249 at December 31, 2010 that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carry forward has been provided for as the Company is not profitable.

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

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2008, 2009 and 2010, the Company did not incur any interest or penalties.

Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2008, 2009 and 2010 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

Ocean Rig UDW, is incorporated in Marshall Island and headquarted in Cyprus. Some of its subsidiaries are incorporated and domiciled in Norway, and as such, are in general subject to Norwegian income tax of 28%. Participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years have constituted at least 10% of the capital and votes in the entity in question. The Norwegian entities are subject to the Norwegian participation exemption model which provides that only 3% of dividend income and capital gains that are received by Norwegian companies are subject to tax. In effect this gives an effective tax of total income under the participation exemption for Norwegian companies of 0.84% (3% x 28%). After a restructuring of the Norwegian entities late in 2009, all Norwegian companies are owned directly by Primelead Ltd in Cyprus and the participation exemption model is therefore not relevant for 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

23. Subsequent Events:

23.1 On January 3, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Corcovado, the first to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries. In connection with the delivery of “Ocean Rig Corcovado”, the final yard installment of $289,000 was paid and the pre-delivery loan from DVB Bank of $115,000 was repaid in full.

23.2 On January 4, 2011 the Company announced that it had entered into firm contracts with Cairn Energy PLC for the “Leiv Eiriksson” and the “Ocean Rig Corcovado” for a period of approximately 6 months each. The total contract value including mobilization for the “Leiv Eiriksson” is approximately $95,000. The mobilization period will start in direct continuation from the agreed release date from Petrobras. The total contract value including mobilization and winterization of the “Ocean Rig Corcovado” is approximately $142,000.

23.3 On January 4, 2011 the Company announced that it had entered into a firm contract with Petrobras Tanzania for its 3rd drillship newbuilding the “Ocean Rig Poseidon”. As part of this agreement the Leiv Eiriksson will be released early from the existing contract and will be made available in second quarter 2011. The firm contract period is for about 600 days plus a mobilization period. The total contract value including mobilization is $353,000.

23.4 On January 5, 2011 the Company drew down the full amount of the $325,000 Deutsche Bank credit facility, with its subsidiary Drillships Hydra Owners Inc. as borrower, for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc, (ii) financing the partial repayment of existing debt in relation to the purchase of the drillship identified as Samsung Hull 1837, or “Ocean Rig Corcovado”, and (iii) financing the payment of the final installment associated with the purchase of said drillship. Dry Ships., Drillships Holdings Inc and Ocean Rig UDW Inc. are joint guarantors and guarantee all obligations and liabilities of Drillships Hydra Owners Inc.

23.5 On January 18, 2011, the Company took delivery of its newbuilding tanker Saga. On the same day the MT Saga was employed in the Sigma Tankers Inc. pool. Sigma is a spot market pool managed by Heidmar Inc. and George Economou is the chairman of the Board of Directors of Heidmar Inc.

23.6 The vessels Capri, Capitola and Samatan, are on long term time charters to Korea Line Corporation (“KLC”) pursuant to charterparties respectively dated May 6, 2008, March 3, 2008 and March 3, 2008 (the “Original Charterparties”). On January 25, 2011 KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the “Seoul Court”) an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011 KLC’s application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011 the shipowning companies’ Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011 the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties.

23.7 On February 7, 2011, the Company entered into a $70,000 term loan facility to partially finance the acquisition cost of the newbuilding tankers MT Saga and MT Vilamoura. The loan bears interest at LIBOR plus a margin, and is repayable in twenty quarterly installments plus a balloon payment through January 2016. As of March 30, 2011, the Company has drawn down the full amount available under this facility.

23.8 On February 14 and April 12, 2011 and upon the delivery of Drillship Hull 1837 and Hull 1838, 50% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 26,119,402 were converted, at the conversion price, into 20,485,806 shares of common stock.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 (as restated) and 2010

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

23. Subsequent Events – (continued):

23.9 Pursuant to the Drillship Master Agreement dated November 22, 2010, on February 25, 2011 and on March 18, 2011 the Company made additional payments to Samsung totaling $20,000 in exchange for certain amendments to the originally agreed terms and conditions.

23.10 On March 17, 2011, the Company’s vessel Oliva, was reported to have run aground in a group of islands in the South Atlantic Ocean. Salvors report that there are no salvage prospects for the vessel or the cargo. The Company expects that most losses will be covered by insurance.

23.11 On March 18, 2011, the Company repaid the second and final $115,000 tranche of the pre-delivery financing for hulls 1837 and 1838.

23.12 On March 23, 2011, the Company took delivery of its newbuilding tanker Vilamoura. On March 24, 2011, the MT Vilamoura was employed in the Blue Fin Tankers Inc. spot pool. Blue Fin is a spot market pool managed by Heidmar Inc. and George Economou is the chairman of the Board of Directors of Heidmar Inc.

23.13 On March 25, 2011, the Company received signed commitments from all lenders participating in an $800,000 Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and a twelve year repayment profile, and bears interest at LIBOR plus a margin. The facility is guaranteed by Dryships Inc and Ocean Rig UDW Inc. and certain financial covenants on both entities. This new facility is subject to acceptable documentation customary in such loans. Upon drawdown, the Company expects to prepay its $325 million Bridge Loan Facility.

23.14 On March 28, 2011, the Company received a confirmation from the Agent of its two $562,000 Loan Agreements to finance Hulls 1865 and 1866 that it received signed consent for the restructuring of these facilities. The material terms of this restructuring are as follows: Maximum amount per facility is reduced from $562,500 to $495,000, Ocean Rig guarantee will be provided, financial covenants on Ocean Rig guarantee, full drawdowns will be allowed for Hull 1865 against the Petrobras charter, and cash collateral will be released, for Hull 1866 and the Company has up to one month prior to delivery of hull 1866 to execute a charter acceptable to the lenders.

23.15 On March 30, 2011 the Company took delivery of its newbuilding drillship Ocean Rig Olympia (Hull 1838). In connection with the delivery, the final yard installment of $288,400 was paid.

23.16 On March 30, 2011 the Company received a firm commitment from an international lender for a $32,300 secured term loan facility to partially finance the construction cost of the newbuilding tanker MT Daytona, which is scheduled to be delivered in April 2011. This facility is subject to completion of definite documentation, which the Company expects to occur in April 2011.

23.17 In March 2011, A U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Company’s vessel, M/V Capitola, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. The court applied a fine of approximately $2,400 and instructed Cardiff to implement an Environmental Compliance Plan, or ECP, which the vessels’ current operator, TMS Bulkers, will carry out.

23.18 On April 4, 2011 the Company delivered the MV Primera to her new owners.

23.19 On April 4, 2011, Ocean Rig UDW commenced an offer through a private placement, subject to market and other conditions, of approximately $500,000 of Senior Unsecured Bonds due 2016. The proceeds of the offering are expected to be used to finance Ocean Rig’s newbuildings drillships program and general corporate purposes.

23.20 On April 12, 2011 the Company concluded an order for two 176,000 dwt dry bulk vessels, namely hull number H1241 and H1242, with an established Chinese shipyard, for a price of $54,164 each. The vessels are expected to be delivered in the third and the fourth quarter of 2012, respectively.

23.21 On April 12, 2011, Ocean Rig UDW announced the pricing of $500 million aggregate principal amount of 9.5% Senior Unsecured Bonds Due 2016 offered in a private placement. The proceeds of the offering are expected to be used to finance Ocean Rig’s newbuilding drillships program and general corporate purposes. The offering is scheduled to close on April 27, 2011, subject to customary closing conditions.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Balance Sheets

December 31, 2009 and 2010

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010
	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$208	$9,671
Restricted cash	25,851	8,280
Due from related parties	27,576	21,331
Financial instruments	559	—
Other current assets	432	531

Total current assets	54,626	39,813

NON-CURRENT ASSETS:
Restricted cash	—	48,000
Investments in subsidiaries*	4,100,536	5,221,810

Total non-current assets	4,100,536	5,269,810

Total assets	$4,155,162	$5,309,623

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$593,578	$87,239
Due to subsidiaries*	331,856	818,904
Financial instruments	54,089	48,672
Other current liabilities	7,166	11,368

Total current liabilities	986,689	966,183

NON-CURRENT LIABILITIES
Long term debt, net of current portion	323,630	930,073
Financial instruments	32,301	50,114

Total non-current liabilities	355,931	980,187

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible preferred stock; 52,238,806 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2009 and 2010	522	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2009 and 2010; 280,326,271 and 369,649,777 shares issued and outstanding at December 31, 2009 and 2010, respectively	2,803	3,696
Accumulated other comprehensive loss	(33,399)	(38,754)
Additional paid-in capital	2,681,974	3,062,444
Retained earnings	160,642	335,345

Total stockholders’ equity	2,812,542	3,363,253

Total liabilities and stockholders’ equity	$4,155,162	$5,309,623

*	Eliminated in consolidation

1

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Operations

For the years ended December 31, 2008, 2009 and 2010

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009	2010
		(As restated)

EXPENSES:
Contract termination fees	$—	$212,586	$—
Loss on contract cancellation	—	69	—
General and administrative expenses	56,351	54,433	43,775

Operating loss	56,351	267,088	43,775

OTHER INCOME / (EXPENSES):
Interest and finance costs	(31,489)	(26,395)	(77,731)
Interest income	2,556	74	479
Gain/(loss) on interest rate swaps	(115,613)	4,139	(64,162)
Other, net	90	(9,787)	(1,728)

Total other (expenses), net	(144,456)	(31,969)	(143,142)

Equity in earnings/(loss) of subsidiaries*	(160,475)	279,848	375,244

Net income/(loss)	$(361,282)	$(19,209)	$188,327

Earnings/(loss) per share, basic	(8.11)	(0.13)	0.64
Weighted average number of shares, basic	44,598,585	209,331,737	268,858,688

Earnings/(loss) per share, diluted	(8.11)	(0.13)	0.61
Weighted average number of shares, diluted	44,598,585	209,331,737	305,425,852

*	Eliminated in consolidation

2

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Cash Flows

For the years ended December 31, 2008, 2009 and 2010

(Expressed in thousands of U.S. Dollars)

	2008	2009	2010

Net Cash (Used in)/Provided by Operating Activities	$934,909	$(443,323)	$(106,952)

Cash Flows from Investing Activities:
Proceeds of sale of subsidiary	—	100	—
Investments in subsidiaries	(1,450,562)	(817,565)	(762,639)
Restricted cash	(2,227)	(11,525)	(30,429)

Net Cash Used in Investing Activities	(1,452,789)	(828,990)	(793,068)

Cash Flows from Financing Activities:
Proceeds from long-term debt	49,400	—	—
Due to subsidiaries	—	—	425,467
Proceeds from issuance of convertible notes	—	447,810	237,202
Payment of short term credit facility	(30,076)	—	—
Principal payments of long-term debt	(128,996)	(75,171)	(94,746)
Net proceeds from common stock issuance	662,664	950,555	341,774
Proceeds from share-lending arrangement	—	261	100
Acquisition of noncontrolling interests	—	(50,000)	—
Dividends paid	(33,244)	—	—
Payment of financing costs	(1,405)	(1,973)	(314)

Net Cash Provided by Financing Activities	518,343	1,271,482	909,483

Net (decrease) / increase in cash and cash equivalents	463	(831)	9,463
Cash and cash equivalents at beginning of year	576	1,039	208

Cash and cash equivalents at end of year	$1,039	$208	$9,671

3

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2008, 2009 and 2010, received cash dividends from its subsidiaries of $33,244, $0 and $0, respectively, which are included in equity in earnings/(loss) of subsidiaries in the condensed statements of operations.

There are no legal or regulatory restrictions on the Parent Company’s ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2011.

The Parent Company is the borrower under the HSH facility and the HSH bridge facility bank loan agreements and guarantor under the remaining loans outstanding at December 31, 2009 and 2010.

In November 2009 and April 2010, the Parent Company issued $400,000 and $220,000, respectively, aggregate principal amount of 5% Convertible unsecured Senior Notes (the “Notes”), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 and $20,000, respectively, Notes were purchased. Accordingly, $460,000 and $240,000, respectively, in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 and $237,202, respectively, after underwriter commissions.

The principal payments required to be made after December 31, 2010 for the loans discussed above are as follows:

Year ending December 31,	Amount
2011	$88,291
2012	66,540
2013	66,029
2014	58,717
2015 and thereafter	923,914

Less-Financing fees	(186,179)

$1,017,312

The Parent Company was in default of certain of its financial covenants for its HSH facility as of December 31, 2009. In accordance with relevant guidance, the Parent Company has classified all of its long-term debt in breach as current at December 31, 2009. Based on its loan agreements, the Company is required to meet certain value-to-loans ratios. However, according to the loan agreements, value–to-loan ratio shortfalls can be remedied by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required value-to-loans ratio. As a result, $21,000 has been classified as current liabilities as of December 31, 2010, in addition to the required scheduled payments, representing payments that could be required by the lenders to satisfy value-to-loan shortfalls in accordance with the terms of the loans.

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

4