Form 20-F/A
period 2010-12-31
DryShips Inc.
filed 2011-05-10
CIK 1308858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 originally filed with the Securities and Exchange Commission on April 15, 2011 (the “2010 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.

PART III

ITEM 19.	EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits	Description

101	The following financial information from DryShips Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2009 and 2010;

(2) Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010;

(3) Consolidated Statements of Stockholders” Equity for the years ended December 31, 2008, 2009 and 2010;

(4) Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010; and

(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.

/s/ George Economou
George Economou
Chief Executive Officer
Dated: May 10, 2011