Form 20-F
period 2011-12-31
DryShips Inc.
filed 2012-03-16
CIK 1308858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2011, there were 423,762,094 shares of the registrant’s common stock, $0.01 par value, outstanding.

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

-i-

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected consolidated financial data is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3. A (i) STATEMENT OF OPERATIONS

	Year Ended December 31,
(In thousands of Dollars except per share and share data)	2007	2008	2009	2010	2011
STATEMENT OF OPERATIONS
Revenues	$582,561	$1,080,702	$819,834	$859,745	1,077,662
Voyage expenses	31,647	53,172	28,779	27,433	20,573
Vessels and drilling rigs operating expenses	63,225	165,891	201,887	190,614	373,122
Depreciation and amortization	76,511	157,979	196,309	192,891	274,281
Loss/(Gain) on sale of assets, net	(137,694)	(223,022)	(2,045)	(9,435)	3,357
Gain on contract cancellation	—	(9,098)	(15,270)	—	(6,202)
Contract termination fees and forfeiture of vessels deposits	—	160,000	259,459	—	—
Vessel impairment charge	—	—	1,578	3,588	144,688
Goodwill impairment charge	—	700,457	—	—	—
Gain on insurance proceeds	—	—	—	—	(25,064)
General and administrative expenses – cash(1)	17,072	57,856	52,753	63,064	87,714
General and administrative expenses – non-cash	—	31,502	38,070	24,200	26,568

Operating income/(loss)	531,800	(14,035)	58,314	367,390	178,625
Interest and finance costs	(51,231)	(113,194)	(84,430)	(67,825)	(151,403)
Interest income	5,073	13,085	10,414	21,866	16,575
Gain/(loss) on interest rate swaps	(3,981)	(207,936)	23,160	(120,505)	(68,943)
Other, net	(3,037)	(12,640)	(6,692)	9,960	5,288

Income/(loss) before income taxes and equity in loss of investee	478,624	(334,720)	766	210,886	(19,858)
Income taxes	—	(2,844)	(12,797)	(20,436)	(27,428)
Equity in loss of investee	(299)	(6,893)	—	—	—

Net Income/(loss)	478,325	(344,457)	(12,031)	190,450	(47,286)
Less: Net income attribute to non controlling interests	—	(16,825)	(7,178)	(2,123)	(22,842)

Net income/(Loss) attributable to Dryships Inc.	478,325	(361,282)	(19,209)	188,327	(70,128)
Net Income/ (Loss) attributable to common stockholders	478,325	(361,809)	(26,706)	172,564	(74,594)
Earnings/(loss) per common share attributable to Dryships Inc. common stockholders, basic	$13.40	$(8.11)	$(0.13)	$0.64	$(0.21)

Weighted average number of common shares, basic	35,700,182	44,598,585	209,331,737	268,858,688	355,144,764
Earning / (loss) per common share attributable to Dryships Inc. common stockholders, diluted	$13.40	$(8.11)	$(0.13)	$0.61	$(0.21)
Weighted average number at common shares, diluted	35,700,182	44,598,585	209,331,737	305,425,852	355,144,764
Dividends declared per share	$0.80	$0.80	—	—	—

(1)	Cash compensation to members of our senior management and our directors amounted to $1.5 million, $9.7 million, $5.3 million, $11.8 million and $6.8 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

3.A.(ii) BALANCE SHEET AND OTHER FINANCIAL DATA

	As of and for the Year Ended December 31,
(In thousands of Dollars except per share and share data and fleet data)	2007	2008	2009	2010	2011

Current assets	$153,035	720,427	1,180,650	1,065,110	594,253
Total assets	2,344,432	4,842,680	5,806,995	6,984,494	8,621,689
Current liabilities, including current portion of long-term debt	239,304	2,525,048	1,896,023	935,435	765,435
Total long-term debt, including current portion	1,243,778	3,158,870	2,684,684	2,719,692	4,241,835
DryShips common stock	367	706	2,803	3,696	4,247
Number of shares outstanding	36,681,097	70,600,000	280,326,271	369,649,777	423,762,094
Dryships Inc’s equity	1,021,729	1,291,572	2,812,542	3,255,827	3,145,328
OTHER FINANCIAL DATA
Net cash provided by operating activities	407,899	540,129	294,124	477,801	354,435
Net cash used in investing activities	(955,749)	(2,110,852)	(169,950)	(1,680,748)	(1,822,394)
Net cash provided by financing activities	656,381	1,762,769	265,881	901,308	1,327,572

EBITDA (1)	600,994	(100,350)	263,913	447,613	366,409

DRYBULK FLEET DATA:
Average number of vessels (2)	33.67	38.56	38.12	37.21	35.80
Total voyage days for drybulk carrier fleet (3)	12,130	13,896	13,660	13,372	12,682
Total calendar days for drybulk carrier fleet (4)	12,288	14,114	13,914	13,583	13,068
Drybulk carrier fleet utilization (5)	98.71%	98.46%	98.17%	98.45%	97.0%

(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (6)	45,417	58,155	30,425	32,184	27,229
Vessel operating expenses (7)	5,145	5,644	5,434	5,245	6,271

TANKER FLEET DATA
Average number of vessels (2)	—	—	—	—	2.6
Total voyage days for tanker fleet (3)	—	—	—	—	963
Total calendar days for tanker fleet (4)	—	—	—	—	963
Tanker fleet utilization	—	—	—	—	100%

(In Dollars)
AVERAGE DAILY RESULTS
Time Charter Equivalent (6)	—	—	—	—	12,592
Vessel Operating Expenses (7)	—	—	—	—	9,701

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Please see below for a reconciliation of EBITDA to net income attributable to DryShips, the most directly comparable financial measure calculated in accordance with U.S. GAAP.
(2)	Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.
(3)	Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company’s possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)	Calendar days are the total days the vessels in that fleet were in the Company’s possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(6)	Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.
(7)	Daily vessel/rig operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel/drilling rig/tanker operating expenses by drybulk carrier/drilling rig/tanker fleet calendar days for the relevant time period.

	For the Year Ended December 31,
(Dollars in thousands)	2007	2008	2009	2010	2011

Net income/(loss) attributable to Dryships Inc.	478,325	(361,282)	(19,209)	188,327	(70,128)

Add: Net interest expense	46,158	100,109	74,016	45,959	134,828
Add: Depreciation and amortization	76,511	157,979	196,309	192,891	274,281
Add: Income taxes	—	2,844	12,797	20,436	27,428

EBITDA	600,994	(100,350)	263,913	447,613	366,409

Drybulk Carrier Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2007	2008	2009	2010	2011

Voyage revenues	582,561	861,296	444,385	457,804	365,361
Voyage expenses	(31,647)	(53,172)	(28,779)	(27,433)	(20,047)

Time charter equivalent revenues	550,914	808,124	415,606	430,371	345,314

Total voyage days for drybulk fleet	12,130	13,896	13,660	13,372	12,682

Time charter equivalent (TCE) rate	45,417	58,155	30,425	32,184	27,229

Tanker Segment
( In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2008	2009	2010	2011

Voyage revenues	—	—	—	12,652
Voyage expenses	—	—	—	(526)

Time charter equivalent revenues	—	—	—	12,126

Total voyage days for tanker fleet	—	—	—	963
Time charter equivalent (TCE) rate	—	—	—	12,592

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk factors

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

International Drybulk Shipping Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and remain significantly below the high in 2008, which has adversely affected our revenues, earnings and profitability and our ability to comply with our loan covenants.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for dry bulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the “BDI”), which is published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates in selected shipping routes measured on a time charter and voyage basis covering Handysize, Supramax, Panamax and Capesize dry bulk carriers. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009. The BDI continued its volatility in 2010, reaching a high of 4,209 in May 2010 and a low of 1,700 in July 2010, and 2011, ranging from a low of approximately 1,043 in February 2011 and a high of approximately 2,173 in October 2011. As of March 6, 2012, the BDI had fallen to 798. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which had resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

We employed 23 of the 36 vessels in our drybulk carrier fleet on time charters and 13 vessels in the spot market as of March 6, 2012. Three of our drybulk carriers are employed on short term (spot) charters to Korea Lines Corporation, which has entered into a rehabilitation proceeding under the protection of the Korean Courts. If low charter rates in the drybulk market decline further for any significant period, this would have an adverse effect on our vessel values and our ability to comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.

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

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and through 2009. As of February 2012, newbuilding orders had been placed for an aggregate of more than 30.5% of the existing global drybulk fleet, with deliveries expected during the next three years. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our credit facilities, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. Due to our decision to sell certain vessels subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $1.6 million, $3.6 million and $144.7 million, for each of the years ended December 31, 2009, 2010 and 2011, respectively, was recognized.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. The growth rate of China’s GDP decreased to approximately 9.5% for the year ended December 31, 2011, as compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

Disruptions in world financial markets and the resulting governmental action in the United States, Europe, and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

In recent years, the United States, Europe, and other parts of the world exhibited deteriorating economic trends and significant contraction, de-leveraging and reduced liquidity of the credit markets. The United States federal government and state governments, the European Union, and other foreign governments have implemented and are continuing to implement a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions experienced serious financial difficulties and, in some cases, entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations. As of December 31, 2011, we had total long term gross debt outstanding of $4.4 billion, of which $3.2 billion represents secured bank debt, $700.0 million represents unsecured convertible notes and $483.4 million represents unsecured notes issued by our majority-owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig UDW”).

In addition, the world economy is currently facing a number of other challenges. This includes (i) uncertainty related to the European sovereign debt crisis and certain countries’ ability to refinance their sovereign debt, such as Greece, Spain, Portugal, Ireland, and Italy and (ii) uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Select Market to decline precipitously and could cause the price of our common shares to continue to decline or impair our ability to make distributions to our shareholders.

The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Sea piracy worldwide dropped slightly in 2011 for the first time in five years. There were 45 vessels hijacked and 802 crew members taken hostage, as compared with 53 ships seized and 1,181 people taken hostage in 2010. However, throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. In February 2009, the vessel MV Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden has been since May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy offshore Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals (“SDNs”) published by U.S. Department of the Treasury’s Office of Foreign Assets Control. Certain individuals associated with piracy offshore Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities, such as DryShips Inc. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated thereunder, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. and other armed forces in Iraq, Afghanistan, and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, and results of operations.

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

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our drybulk and tanker vessels operate or are registered, which can significantly affect the ownership and operation of those vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage (“Bunker Convention”), the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the U.S. Oil Pollution Act of 1990 (“OPA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”) and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. The April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional laws or regulatory initiatives, including the raising of liability caps under OPA, that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.

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

TMS Bulkers activated its Emergency Response Plan and has deployed all appropriate resources in close cooperation with the local authorities to mitigate the damage arising from this accident. That response has included the attendance of a large local vessel, which was joined a few days later by a salvage tug with appropriate equipment for bird rehabilitation and oil clean-up operations, as well as salvage operations. A second tug and a small general cargo vessel also have been chartered to deliver additional equipment and a team of specialists from The Southern African Foundation for the Conservation of Coastal Birds (the “SANCCOB”). Oil pollution experts International Tanker Operators Pollution Federation (“ITOPF”) have been coordinating the response to the casualty, in conjunction with TMS Bulkers and the vessel’s Protection & Indemnity liability insurers (Gard). The vessel’s hull was fully insured and the Hull & Machinery insurers were notified of the loss. The Hull, machinery and cargo claims have been settled.

We and our liability insurers are in the process of determining the potential liabilities arising from the accident and the amounts involved. We anticipate that the majority of the costs and losses involved will be covered by our insurance.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•

the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels and the level of newbuilding activity for drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

The offshore drilling industry is highly competitive with intense price competition and, as a result, we may be unable to compete successfully with other providers of contract drilling services that have greater resources than we have.

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Many of our competitors in the offshore drilling industry are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of the relatively small size of our drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our drilling segment in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than ours, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2012 consisted of 112 units, comprised of 55 semi-submersible rigs and 57 drillships. An additional 13 semi-submersible rigs and 65 drillships were under construction or on order as of February 2012, which would bring the total fleet to 190 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors’ drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Our international operations in the offshore drilling sector involve additional risks, including piracy, which could adversely affect our business.

We operate in various regions throughout the world. As of the date of this annual report, our drilling rig, the Leiv Eiriksson, is operating offshore the Falkland Islands and is scheduled to commence a contract for drilling operations on the Norwegian Continental Shelf in the fourth quarter of 2012 or the first quarter of 2013, our drilling rig, the Eirik Raude, is operating offshore the Ivory Coast and is scheduled to commence a contract for drilling operations offshore Ecuatorial Guinea immediately upon the termination of its current contract, our drillships, the Ocean Rig Corcovado and the Ocean Rig Mykonos, are acceptance testing under contracts they have commenced for drilling operations offshore Brazil, and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, are operating offshore Ghana and Tanzania, respectively.

In the past, the Eirik Raude has operated in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, and Ghana, while the Leiv Eiriksson has operated offshore Greenland, West Africa, Turkey, Ireland, west of the Shetland Islands and in the North Sea and the Ocean Rig Corcovado has operated offshore Greenland. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist and environmental activist acts, armed hostilities, war and civil disturbances;

•

acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have generally increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

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

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

Our business and operations involve numerous operating hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods, services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill a well and associated pollution. However, there can be no assurance that these clients will be willing or financially able to indemnify us against all these risks. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable. Furthermore, we have no insurance coverage for named storms in the Gulf of Mexico and and while trading within war risks excluded areas.

Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.

Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. The deductible for collision liability claims is $50,000. Our aggregate recovery limit is $500.0 million for all claims arising out of any event covered by our protection and indemnity insurance. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against, which we may not be fully insured against, could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

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

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and conditions that result in costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, MARPOL, the CLC, the Bunker Convention, International Convention for the Safety of Life at Sea (“SOLAS”), the ISM Code, the BWM Convention, OPA, CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the MTSA, European Union regulations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and our insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Our drilling units could cause the release of oil or hazardous substances, especially as our drilling units age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. In addition, we may not be able to obtain such indemnification agreements in the future.

Our insurance coverage may not be available in the future or we may not obtain certain insurance coverage. If it is available and we have the coverage, it may not be adequate to cover our liabilities. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

Regulation of greenhouse gases and climate change could have a negative impact on our business.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

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

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to us, while it was servicing a well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region’s key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress and is also the subject of numerous lawsuits. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.

We do not currently operate our drilling rigs in these regions, but we may do so in the future. In any event, these developments could have a substantial impact on the offshore oil and gas industry worldwide. Governmental investigations and proceedings may result in significant changes to existing laws, regulations and conditions of offshore drilling leases that impose stricter government controls on the operation of our drilling units. For example, Norway’s Petroleum Safety Authority is assessing the results of the investigations into the Deepwater Horizon oil spill and issued a preliminary report of its recommendations in June 2011, and Oil & Gas UK has established the Oil Spill Prevention and Response Advisory Group, which issued its final report on industry practices in the UK in September 2011. In the EU, the European Commission has published a draft Regulation on the safety of offshore oil and gas activities. In addition, BP plc, the rig operator of the Deepwater Horizon, has reached an agreement with the U.S. government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit for most offshore facilities set forth under OPA. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated to us in the Gulf of Mexico. Drilling units that were moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. The Bureau of Safety and Environmental Enforcement of the U.S. Department of the Interior or BSEE issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to improve the stations that house the moored units and increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies operating properties in the Gulf of Mexico. BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thus reducing their marketability. Implementation of new BSEE guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

Tanker Industry—Specific Risk Factors

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. According to industry sources, newbuilding orders for oil tankers in 2011 increased from their relatively low levels in 2010, and newbuilding vessels representing approximately 16.9% of the global tanker fleet are expected to be delivered from the yard and enter into service during 2012, 2013, 2014 and 2015. These factors may adversely affect our ability to charter our tankers and any charters that we enter into in the future may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products

•

global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•

increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic downturn may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels.

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world’s economies, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. We believe that the charter rates that were paid prior to 2008 were the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition and results of operation.

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the tanker newbuilding order book, which extends to 2015 equaled approximately 16.9% of the existing world oil tanker fleet as of March 6, 2012, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash once we take delivery of our newbuilding tankers.

The tanker sector is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

The tanker industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of petroleum products and oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our tanker fleet and, thus, may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to attract new customers, which could adversely affect our business and operations.

Changes in fuel, or bunkers, prices may adversely affect profits.

With respect to our vessels employed on time charter, the charterer is generally responsible for the cost of fuel, or bunkers, however such cost may affect the charter rates for those vessels we intend on employing on voyage charters where the owner is responsible for the cost of fuel. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels or drilling units under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or a loan-to-value ratio, and to satisfy certain other financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth and (v) a minimum debt service coverage ratio. A violation of these covenants, if not cured by providing additional collateral within specified grace periods constitutes an event of default under our credit facilities and provides our lenders with the right to increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

Due to the decline in vessel values in the drybulk shipping sector, as of December 31, 2008, we were in breach of certain financial covenants contained in our loan agreements relating to $1.8 billion of our debt and, as a result, have obtained waiver agreements from our lenders waiving the violations of the affected debt, some of which expire in 2012. As of December 31, 2011, we were not in compliance with the loan-to-value ratios contained in certain of our loan agreements under which a total of $185.8 million was outstanding as of that date, out of our total outstanding indebtedness of approximately $4.4 billion as of December 31, 2011, and have obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that we are not in compliance with the applicable loan-to-value ratio for which we have obtained a waiver until March 31, 2012. Even though none of our lenders have declared an event of default under the applicable loan agreements, these breaches constitute potential events of default and could result in the lenders requiring immediate repayment of the loans.

There can be no assurance that our lenders will grant us waivers for the covenant breaches for which we do not currently have waivers or extend our existing waivers, some of which expire in 2012, if we are not in compliance with the original covenants as such waivers expire. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Breach of Loan Covenants.” Prevailing charter rates, which are a principal factor impacting vessel values, have been extremely volatile in recent years and are largely dependent on global economic activity, particularly in China. Charter rates and vessel values, particularly in the drybulk sector, may remain at low levels for an extended period of time, in which case it may be difficult for us to comply with the financial and other covenants in our loan agreements absent extensions of the existing waivers.

Furthermore, all of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan and credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. In addition, if the fair value of our vessels deteriorates significantly from their currently depressed levels, we may have to record a further impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any additional waivers of or amendments to our credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

We expect that our lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We do not expect that cash on hand and cash generated from operations will be sufficient to repay those loans with cross- default provisions which aggregated approximately $4.4 billion as of December 31, 2011, if such debt is accelerated by our lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

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

As of March 6, 2012, 23 of our drybulk vessels were employed under time charters and 13 vessels were operating in the spot market. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter hire or attempt to renegotiate charter rates.

Three of our drybulk vessels, the MV Capri, MV Samatan and MV Capitola are currently on short term (spot) charters to Korea Line Corp. (“KLC”), a South Korean shipping company that announced on January 25, 2011 it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. We were entitled to a rate of $61,000, $39,500 and $39,500 per day under our charters with KLC for the MV Capri, MV Samatan and MV Capitola, respectively, which were scheduled to expire between May 2013 and June 2018. On February 15, 2011, KLC’s application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies’ original charter agreements with KLC were terminated by the Joint Receivers, and the shipowning companies entered into new short term charter agreements with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the original charter agreements, and (ii) damages and loss caused by the early termination of the original charter agreements. There can be no assurance that KLC will make the required payments due to us under the new charter agreements.

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

We had outstanding indebtedness of $4.4 billion as of December 31, 2011. In addition, in February 2012, we entered into a $122.6 million credit facility to partially finance three of our newbuilding Very Large Ore Carriers (“VLOCs”) and signed a commitment letter, which is subject to definitive documentation, for an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax and two Capesize vessels under construction.

We expect to incur substantial additional indebtedness in order to fund the estimated remaining contractual obligations of approximately $2.0 billion in the aggregate for our three newbuilding drillships, 11 newbuilding drybulk vessels and seven newbuilding tankers and any further growth of our fleet. This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

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

The tanker sector is currently at depressed levels and conditions in the tanker market could have an adverse effect on our business, results of operation and financial condition.

In November 2010, we expanded into the oil tanker sector with our entry into construction contracts for six Aframax and six Suezmax high specification tankers. We took delivery of four newbuilding Aframax tankers, Saga, Daytona, Belmar, and Calida, in January 2011, April 2011, October 2011 and January 2012, respectively, and one newbuilding Suezmax tankers, Vilamoura, in March 2011, and the remaining tankers under construction are scheduled to be delivered to us between April 2012 and December 2013. The charter markets for crude oil carriers and product tankers have deteriorated significantly since summer 2008 and are currently at depressed levels. These markets may be further depressed through 2012 given the significant number of newbuilding vessels scheduled to be delivered. Attractive investment opportunities in these sectors may reflect these depressed conditions, however, the return on any such investment is highly uncertain in this extremely challenging operating environment.

The tanker sector, which is intensely competitive, has unique operational risks and is highly dependent on the availability of and demand for crude oil and petroleum products as well as being significantly impacted by the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. An inability to successfully execute an expansion into the tanker sector could be costly, distract us from our drybulk and offshore drilling business and divert management resources, each of which could have an adverse effect on our business, results of operation and financial condition.

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

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms, in order to complete the construction of our drillships, tankers and drybulk carriers under construction.

We, through our majority-owned subsidiary, Ocean Rig UDW, have entered into contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three ultra-deepwater newbuilding drillships, which we refer to as our seventh generation hulls, that are scheduled to be delivered to us in July 2013, September 2013 and November 2013, respectively. The estimated total project cost per drillship for our seventh generation hulls, excluding financing costs, is between $668.0 million and $678.0 million, of which an aggregate of $1.3 billion, excluding financing costs, is currently outstanding and due upon delivery of the drillships. In order to complete the construction of our seventh generation hulls, we will need to procure additional financing.

In addition, pursuant to an agreement with Samsung, we have the option to construct up to three additional seventh generation, ultra-deepwater drillships, which would be “sister ships” to our operating drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. The options may be exercised by us at any time on or prior to April 2, 2012, with the first optional vessel being delivered in the fourth quarter of 2014 and the second and third optional vessels being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion. These three optional newbuilding drillships have an estimated total project cost per drillship, excluding financing costs, of between $668.0 million and $678.0 million, assuming these drillships are built with the same specifications as the seventh generation hulls. To the extent we exercise any of the three newbuilding options, which have an estimated aggregate cost of $2.0 billion, we will incur additional payment obligations for which we have not arranged financing. If, on the other hand, we do not exercise any of the remaining options, we will sacrifice the corresponding deposits, which total approximately $24.8 million as of December 31, 2011.

Furthermore, we have entered into agreements with Samsung for the construction of six Aframax and six Suezmax oil tankers. We took delivery of four newbuilding Aframax tankers, Saga, Daytona, Belmar and Calida in January 2011, April 2011, October 2011 and January 2012, respectively, one Suezmax tanker, Vilamoura, in March 2011. The remaining tankers under construction are scheduled to be delivered to us between April 2012 and December 2013. In 2011, we entered into a $141.4 million syndicated secured term loan facility to partially finance the construction of the tankers Belmar, Calida, Lipari and Petalidi. We have not secured financing for the remaining construction costs of our other remaining newbuilding tankers. As of March 6, 2012, we had remaining construction costs with respect to our newbuilding tankers of $360.9 million in the aggregate, which amounted to approximately 77.4% of the total construction cost, $197.7 million of which is payable during 2012. In the current challenging financing environment, it may be difficult to obtain secured debt to finance these purchases or raise debt or equity in the capital markets.

Moreover, we have entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (ii) five VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013 and (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014.

As of March 6, 2012, we had remaining construction costs with respect to our two newbuilding Capesize vessels $81.2 million, respectively, which we expect to partially finance with borrowings under a $87.7 million secured term loan facility for which we have signed a commitment letter. As of March 6, 2012, we had remaining construction costs of $124.4 million in the aggregate with respect to our four newbuilding Panamax Ice Class 1A drybulk vessels. We have not secured financing for the remaining construction costs for our newbuilding Panamax Ice-Class 1A drybulk vessels. As of March 6, 2012, we had remaining construction costs with respect to our five newbuilding VLOCs of $233.9 million, which we expect to partially finance with borrowings under our $122.6 million credit facility.

If for any reason we fail to take delivery of the newbuilding drillships, tankers and drybulk carriers described above, we would be prevented from realizing potential revenues from these projects and we could also lose our deposit money, which as of December 31, 2011, amounted to $726.7 million, $148.2 million and $86.2 million, respectively, and incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell to third parties those newbuildings to the extent completed.

Construction of vessels is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

As of March 6, 2012, we had entered into contracts for the construction (i) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (ii) five VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014;

(iv) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, September 2013 and November 2013, respectively; and (v) seven tankers, comprised of two Aframax tankers and five Suezmax tankers, scheduled for delivery between April 2012 and December 2013. Currently, each of our newbuilding vessels is expected to be delivered to us on time.

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

We have taken delivery of four newbuilding drillships from Samsung, which is located in South Korea. Currently, we have newbuilding contracts with Samsung for the construction of our three seventh generation hulls, which we expect to take delivery of in July 2013, September 2013 and November 2013, respectively. The seventh generation hulls have a estimated total project cost, excluding financing costs, of between $668.0 million and $678.0 million per drillship. As of March 6, 2012, we have made total yard payments in the amount of approximately $726.7 million for these three drillships and we have remaining yard payments, excluding financing costs, in the amount of $1.3 billion before we take possession of these drillships.

In addition, pursuant to an agreement with Samsung, we have the option to construct up to three additional seventh generation, ultra-deepwater drillships, which would be “sister ships” to our operating drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. The options may be exercised by us at any time on or prior to April 2, 2012, with the first optional vessel being delivered in the fourth quarter of 2014 and the second and third optional vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. These three optional newbuilding drillships have an estimated total project cost per drillship, excluding financing costs, of between $668.0 million and $678.0 million, assuming these drillships are built with the same specifications as our seventh generation hulls under construction. To the extent we exercise any of the three newbuilding options, which have an estimated aggregate cost of $2.0 billion, we will incur additional payment obligations for which we have not arranged financing. If, on the other hand, we do not exercise any of the remaining options, we will sacrifice the corresponding deposits, which total approximately $24.8 million in the aggregate as of December 31, 2011.

As of March 6, 2012, we have taken delivery of five newbuilding tankers from Samsung. We have newbuilding contracts with Samsung for the construction of an additional seven high-specification tankers, consisting of two Aframax and five Suezmax tankers, which are scheduled to be delivered to us between April 2012 and December 2013. As of March 6, 2012, we had made total yard payments in the amount of approximately $105.4 million for these seven newbuilding tankers and we had remaining yard installments in the amount of $360.9 million before we take possession of these tankers.

In addition, as of March 6, 2012, we had entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (ii) five VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013; and (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014. As of March 6, 2012, we had made total yard payments in the amount of approximately $127.9 million for these vessels in the aggregate and we have remaining yard installments in the amount of $439.6 million before we take possession of these vessels.

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

We may be unable to secure ongoing drilling contracts, including for our three uncontracted seventh generation hulls under construction, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

We have not yet secured drilling contracts for our three seventh generation hulls under construction, scheduled to be delivered to us in July 2013, September 2013 and November 2013, respectively. The existing drilling contracts for our drilling units currently employed are scheduled to expire from the second quarter of 2012 through the fourth quarter of 2015 or the first quarter of 2016, depending on when the Leiv Eiriksson completes its contract for drilling operations on the Norwegian Continental Shelf. Our ability to renew these contracts or obtain new contracts will depend on the prevailing market conditions. We cannot guarantee that we will be able to obtain contracts for our three uncontracted newbuilding drillships or our drilling units currently employed, upon the expiration or termination of the current contracts, including those that expire in the second quarter of 2012, or that there will not be a gap in employment between current contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates which we receive for the reemployment of our current drilling units, we will recognize less revenue from their operations. In addition, delays under existing contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the seventh generation hulls under construction, or we may be forced to enter into contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

Some of our offshore drilling contracts may be terminated early due to certain events.

Some of our customers have the right to terminate our drilling contracts upon the payment of an early termination or cancellation fee. However, such payments may not fully compensate us for the loss of the contract. In addition, our contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.

In addition, during periods of challenging market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations in the offshore drilling sector.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2011, through the subsidiaries of our majority owned OCR UDW, we employed 1,305 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members of our drillships. We will need to recruit additional qualified personnel as we take delivery of our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, none of our employees are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the United Kingdom. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. If we choose to cease operations in one of those countries or if the market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 36 drybulk vessels, of which 13 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates. In addition, we currently employ our five operating tankers in spot market pools. We have also agreed to acquire 11 newbuilding drybulk vessels, which are expected to be delivered to us between June 2012 and November 2014, and seven tankers, which are expected to be delivered to us between April 2012 and December 2013.

Historically, the drybulk and tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for drybulk and tanker capacity. The recent global economic crisis may further reduce demand for transportation of drybulk cargoes and oil over longer distances and supply of drybulk vessels and tankers to carry such drybulk cargoes and oil, respectively, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, ten of which are scheduled to expire in 2012, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk or tanker shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in any loan agreements we may enter into in the future.

We will depend upon the spot market in our tanker segment and any decrease in spot charter rates may adversely affect our financial condition and results of operations.

We currently employ our five operating tankers in the spot market. As a result, our results of operations in our tanker segment will be significantly affected by conditions in the oil tanker spot market. The spot market is highly volatile and fluctuates based on tanker and oil supply and demand. The successful operation of our tankers in spot market pools depends on, among other things, our pool manager’s ability to obtain profitable charters and minimizing, to the extent possible, time spent waiting for charters and traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below operating costs of vessels. Future spot rates may decline significantly and may not be sufficient for us to operate our tankers profitably, which would have an adverse impact on our financial condition and results of operations.

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

We charter our drybulk carriers to customers primarily pursuant to long-term or short-term time charters, which generally last from several days to several weeks, and long-term time charters, which can last up to several years. As of March 6, 2012, 24 of our drybulk vessels were employed under time charters with an average duration of two years. We may in the future extend the charter periods for additional vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

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

As of December 31, 2011, we had entered into 29 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2011 did not, and our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. At December 31, 2011, the fair value of our interest rate swaps was a liability of $202.5 million. In addition, in February 2012, we entered into nine interest rate swap agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings by fixing our three-month LIBOR rates between approximately 0.90% and 1.20%.

Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We depend entirely on TMS Bulkers and TMS Tankers to manage and charter our drybulk fleet and our tankers under construction, respectively.

With respect to our operations in the drybulk and tanker shipping sectors, we currently have 17 employees, including our Chairman, President and Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Senior Vice President Head of Accounting and Reporting. As of January 1, 2011, we subcontract the commercial and technical management of our drybulk fleet and tankers under construction, including crewing, maintenance and repair to TMS Bulkers and TMS Tankers Ltd. (“TMS Tankers”), respectively. TMS Bulkers and TMS Tankers are beneficially majority-owned by our Chairman and Chief

Executive Officer, Mr. George Economou and members of his immediate family. The remaining capital stock of TMS Bulkers and TMS Tankers is beneficially owned by the sister of Mr. Economou, Ms. Chryssoula Kandylidis, who serves on our board of directors. The loss of the services or TMS Bulkers or TMS Tankers or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against TMS Bulkers and TMS Tankers if they default on their obligations to us, you will have no recourse against either of them. Further, we are required to seek approval from our lenders to change our manager.

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

Our major shareholder is controlled by Mr. George Economou, who controls four entities that, in the aggregate, are deemed to beneficially own, directly or indirectly, approximately 14.2% of our outstanding common shares as of March 6, 2012 Mr. Economou controls a majority of the capital stock of TMS Bulkers and TMS Tankers. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and TMS Bulkers and TMS Tankers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers and tankers managed by TMS Tanker and/ or other companies affiliated with TMS Bulkers or TMS Tankers and Mr. Economou.

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

The hull and machinery of every commercial drybulk vessel, tanker and drilling unit must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. All of our drybulk vessels are certified as being “in class” by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping). Each of our operating drillships is certified as being “in class” by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2007. The Eirik Raude is due for its next Special Periodical Survey in the third quarter 2012, while our four drillships are due for their first Special Periodical Survey in 2016. Our seventh generation hulls are due for their first Special Periodical Survey in 2018.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of March 6, 2012, the 36 vessels in our drybulk carrier fleet had an average age of 7.8 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Currently, our revenues in the offshore drilling segment depend on two ultra-deepwater drilling rigs and four drillships. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the drilling rig Leiv Eiriksson, which is currently operating offshore the Falkland Islands, the drilling rig Eirik Raude, which is currently operating offshore the Ivory Coast, the drillships Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently acceptance testing under contracts for drilling operations offshore Brazil, the Ocean Rig Olympia, which is currently operating offshore Ghana and the Ocean Rig Poseidon, which is currently operating offshore Tanzania. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only six drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. Dollars in the drybulk and tanker segments but incur approximately 26.7% of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. Dollar, primarily the Euro. Our principal currency for our operations and financing for the offshore drilling sector is the U.S. Dollar; however, a portion of our revenue under our contracts with Petróleo Brasileiro S.A. (“Petrobras Brazil”) for the Ocean Rig Corcovado and the Ocean Rig Mykonos will be receivable in Brazilian Real following the commencement of drilling operations under the contract for the Ocean Rig Corcovado and the Ocean Rig Mykonos in March 2012. The principal currency for operating expenses in the offshore drilling sector is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses are paid in Norwegian Kroner (NOK), Great British Pound (GBP), Canadian dollar (CAD) and Euro (EUR). Because a significant portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, which could affect the amount of net income that we report in future periods. We use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder’s holding period of our common shares. See “Item 10. Additional Information—E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

In addition, legislation has been previously proposed in the U.S. Congress that would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that if this legislation were enacted, the preferential tax rates of federal income tax may no longer be applicable to distributions received from us. As of the date of this annual report, it is not possible to predict with certainty whether this proposed legislation will be enacted.

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

A spin off of our offshore drilling or tanker segment may have adverse tax consequences to shareholders.

We may again distribute, or spin off, a voting and economic interest in our majority-owned subsidiary, Ocean Rig UDW, formerly known as Primelead Shareholders Inc., which owns and operates our drilling units. We may spin off our wholly-owned subsidiary, Olympian Heracles Holding Inc. (“Olympian Heracles Holding”), which owns our existing tanker Vessel and the construction contracts for our newbuilding tanker vessels. A spin off of Ocean Rig UDW or Olympian Heracles Holding may be a taxable transaction to our shareholders depending upon their country of residence. A shareholder may recognize taxable gain and be subject to tax as a result of receiving shares of Ocean Rig UDW or Olympian Heracles Holding in the spin off, notwithstanding that cash had not been received. In addition, after the spin off, Ocean Rig UDW or Olympian Heracles Holding may be treated as a PFIC, which would have adverse U.S. federal income tax consequences to a U.S. shareholder of Ocean Rig UDW or Olympian Heracles Holding. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such U.S. shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Ocean Rig UDW or Olympian Heracles Holding, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period in such shares. In the alternative, Ocean Rig UDW or Olympian Heracles Holding may issue shares of its common stock in a public offering. If as a result of such issuance, our ownership of Ocean Rig UDW or Olympian Heracles Holding was reduced to less than 25% (but more than 0%) of the outstanding capital stock of such entity, our ownership of Ocean Rig UDW or Olympian Heracles Holding common stock could be treated as a passive asset for purposes of determining whether we are a PFIC for U.S. federal income tax purposes.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a 180-day prohibition on calling at any U.S. port and enhanced vessel inspections, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria.

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

During drilling operations in the past, the predecessor of Ocean Rig UDW, Ocean Rig ASA, caused the release of oil, waste and other pollutants into the sea and into protected areas, such as the Barents Sea where on April 12, 2005, Ocean Rig ASA discharged less than one cubic meter of hydraulic oil. While we conduct maintenance on our drilling units in an effort to prevent such releases, future releases could occur, especially as our rigs age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our drilling units, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

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

Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, approximately 14.2% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of March 6, 2012, our Chairman and Chief Executive Officer, Mr. George Economou, may be deemed to beneficially own, directly or indirectly, approximately 14.2% of the outstanding shares of our common stock and therefore may have the power to exert considerable influence over our actions. The interests of our Chairman and Chief Executive Officer may be different from your interests.

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

DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece. Our telephone number at that address is 011-30-210-809-0570.

Business Development

On January 28, 2009, we entered into an ATM Equity Sales Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) relating to the offer and sale of up to $500.0 million of our common shares pursuant to a controlled equity offering with Merrill Lynch as sales agent.

On January 28, 2009 and on April 2, 2009, we filed two prospectus supplements pursuant to our controlled equity offering described above and issued 71,265,000 and 24,404,595 common shares, respectively. The net proceeds of these offerings amounted to $487.5 million in the aggregate, after commissions.

In March 2009, we contributed to Ocean Rig UDW all of our equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and the Ocean Rig Mykonos.

On May 7, 2009, we entered into another ATM Equity Sales Agreement with Merrill Lynch and filed a prospectus supplement for the sale of up to $475.0 million of common shares, pursuant to which we sold 69,385,000 shares. The net proceeds of this offering amounted to $464.9 million, after commissions.

In July 2009, pursuant to a securities purchase agreement dated July 9, 2009 (the “Securities Purchase Agreement”), we acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests held by third parties and entities controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, for a $50.0 million cash payment and the issuance of 52,238,806 shares of our Series A Convertible Preferred Shares with an aggregate face value of $280.0 million.

In November 2009, we offered $460.0 million aggregate principal amount of our 5% convertible senior notes due December 1, 2014 (the “Notes”) resulting in net proceeds of $447.8 million, after deducting underwriting discounts and commissions and expenses payable by us. Concurrently with the offering of the Notes, we offered up to 26,100,000 million common shares to loan to Deutsche Bank AG, London Branch pursuant to a share lending agreement.

In April 2010, we issued $240.0 million aggregate principal amount of Notes, resulting in net proceeds of $237.2 million, after commissions. Concurrently with that offering, we offered up to 10,000,000 million common shares to loan to Deutsche Bank AG, London Branch pursuant to a share lending agreement.

In September 2010, we filed a registration statement on Form F-3ASR (Registration No. 333-169235) and a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to $350.0 million shares of common stock, pursuant to a sales agreement that we entered into with Deutsche Bank Securities Inc. From September 2010 through December 2010, we issued an aggregate of 74,818,706 common shares. The net proceeds of this offering, after deducting underwriting commissions of 2.0% and other issuance fees, amounted to $342.3 million.

In December 2010, Ocean Rig UDW, our majority-owned subsidiary, completed the sale of an aggregate of 28,571,428 of its common shares (representing approximately 22% of the outstanding common shares of Ocean Rig UDW) in an offering made to both non-U.S. persons in Norway in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act at a price of $17.50 per share. We refer to this offering, which includes the sale of 1,871,428 common shares pursuant to the managers’ exercise of their option to purchase additional shares, as the Ocean Rig UDW Private Placement. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of Ocean Rig UDW’s outstanding common shares, in the Ocean Rig UDW Private Placement at the offering price of $17.50 per share. We received approximately $488.3 million in net proceeds from the Private Placement. Following the Private Placement, we owned approximately 78% of the outstanding common shares of Ocean Rig UDW. As of March 6, 2012, we owned approximately 73.9% of the outstanding common shares of Ocean Rig UDW.

On April 27, 2011, Ocean Rig UDW completed the issuance of $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016 offered in a private placement (the “Ocean Rig UDW Notes”). The net proceeds from the Ocean Rig UDW Notes amounted to approximately $487.5 million, which we used to partially finance the construction of our newbuilding drillships and for general corporate purposes. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of our existing and future unsecured senior indebtedness.

On June 3, 2011, Ocean Rig UDW entered into an Amended and Restated Stockholder Rights Agreement, pursuant to which shareholders of Ocean Rig UDW will receive one right per common share held to purchase a fraction of a share of Ocean Rig UDW’s Series A Participating Preferred Stock. The right separates from the common share and becomes exercisable after a person or group, other than DryShips Inc., acquires beneficial ownership of 15% or more of Ocean Rig UDW’s common shares or the 10th business day after a person or group, other than DryShips Inc., announces a tender or exchange offer, which would result in that person or group holding 15% or more of the Ocean Rig UDW’s common shares. In such event, each holder of a right (except the acquiring person) is entitled to buy at the exercise price of $100, a number of Ocean Rig UDW’s common shares which has a market value of twice the exercise price. Any time after the date an acquiring person obtains more than 15% of Ocean Rig UDW’s common shares and before that acquiring person acquires more than 50% of Ocean Rig UDW’s outstanding common shares, Ocean Rig UDW is permitted to exchange each right owned by all other rights holders, in whole or in part, for one of Ocean Rig UDW’s common shares.

On August 26, 2011, Ocean Rig UDW commenced an offer to exchange up to 28,571,428 shares of its new common stock that were registered under the Securities Act pursuant to a registration statement on Form F-4 (Registration No. 333-175940), for an equivalent number of its common shares previously sold in the Ocean Rig UDW Private Placement (the “Ocean Rig UDW Exchange Offer”). On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Ocean Rig UDW Exchange Offer.

On October 5, 2011, we completed the partial spin off of Ocean Rig UDW by distributing an aggregate of 2,967,291 common shares of Ocean Rig UDW, representing approximately a 2.25% stake in Ocean Rig UDW, after giving effect to the treatment of fractional shares, on a pro rata basis to our shareholders of record as of September 21, 2011 (the “Spin Off”). In lieu of fractional shares, our transfer agent aggregated all fractional shares that would otherwise be distributable to our shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig UDW. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On September 19, 2011, the common shares of Ocean Rig UDW commenced “when issued” trading on the NASDAQ Global Select Market under the ticker “ORIGV.” Ocean Rig UDW’s common shares commenced “regular way” trading on the NASDAQ Global Select Market under the ticker symbol “ORIG” on October 6, 2011. On October 19, 2011, an amount of 255,036 shares of the total shares that were distributed in the partial spin off were returned to us pursuant to the share lending agreements, dated November 19, 2009 and April 21, 2010, by and between the Company and Deutsche Bank AG, London Branch.

Pursuant to the terms of the Securities Purchase Agreement described above and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), all of the

conditions for the mandatory conversion of 25% of our 52,238,806 outstanding shares of Series A Convertible Preferred Stock into 10,242,903 of our common shares, at the conversion price set forth in the Certificate of Designations, were met on each of December 31, 2010, March 31, 2011, July 31, 2011 and September 30, 2011, the contractual delivery dates of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively. Accordingly, we issued a total of 46,095,517 common shares in connection with the conversion of our shares of Series A Convertible Preferred Stock, including 5,123,905 common shares issued in October 2011 upon the conversion, at the conversion price set forth in the Certificate of Designations, of an aggregate of 6,532,979 dividend shares of Series A Convertible Preferred Stock accrued quarterly from July 9, 2009 through September 30, 2011 and held by each shareholder.

On November 3, 2011, the merger of Pelican Stockholdings Inc. (“Pelican Stockholdings”), our wholly-owned subsidiary, and OceanFreight Inc. (“OceanFreight”), was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is our wholly-owned subsidiary. We refer to this transaction as the OceanFreight merger. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 cash and 0.52326 of a share of Ocean Rig UDW common stock per share of OceanFreight common stock previously owned. Following the closing of the OceanFreight merger, we transferred $33.1 million in cash and 1,541,159 shares of our common stock to shareholders of OceanFreight, other than the entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, as discussed below. The common shares of Ocean Rig UDW that comprised the stock portion of the merger consideration were currently outstanding shares that were owned by us.

Prior to the completion of the merger, on August 24, 2011, we acquired from the entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, all of their shares of OceanFreight, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight merger, which amounted to approximately $33.8 million in cash and 1,570,226 common shares of Ocean Rig UDW. Mr. Kandylidis is the son of one of our directors and the nephew of our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of Ocean Rig UDW, Mr. George Economou.

On December 6, 2011, we announced that the board of directors of Ocean Rig UDW had approved a repurchase program for up to a total of $500.0 million of its common shares and 9.5% senior unsecured notes due 2016. Ocean Rig UDW’s common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. Purchases made by Ocean Rig UDW will be made for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by Ocean Rig UDW’s management based on market conditions and other factors. Ocean Rig UDW is not required to purchase any specific number or amount of its common shares or unsecured notes under the program and the program may be suspended without the purchase of any common shares or unsecured notes or reinstated at any time in Ocean Rig UDW’s discretion and without notice.

As of March 6, 2012, we had, 423,762,244 common shares issued and outstanding.

Vessel Acquisitions and Dispositions

During 2009 we: (i) took delivery of two newbuilding drybulk vessels, which we purchased for an aggregate price of $70.5 million; (ii) concluded the sale of one drybulk vessel for a sale price of $30.8 million, which was contracted during 2008; (iii) contracted for the sale of two drybulk vessels for an aggregate sale price of $43.5 million, which were both delivered in 2010; (iv) cancelled the remaining of the fourteen contracts for the construction of drybulk vessels we entered into in 2008, including the contracts for the construction of five Capesize newbuilding vessels, and incurred a cancellation fee of $49.2 million; (v) acquired contracts for the construction of two sixth-generation, ultra-deepwater advanced capability drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia, for an aggregate purchase price of $1.38 billion; (vi) disposed of three Capesize newbuildings, which we contracted to acquire in 2007 and 2008 and incurred a cancellation fee of $80.0 million, $50.0 million of which we paid with the issuance of 11,990,405 common shares to the nominees of Central Mare Inc., the unaffiliated third party seller; (vii) completed the sale of the vessel-owning subsidiary that had previously contracted for the purchase of newbuilding drybulk carrier H2089 and incurred a cancellation fee of amounting to $44.7 million, including capitalized expenses and forfeiture of vessel deposits; and (viii) cancelled the acquisition of two newbuilding drybulk hulls, for which we entered into construction contracts in 2007 for an aggregate purchase price of $108.5 million.

During 2010, we: (i) contracted for the construction of two newbuilding drybulk vessels, which were delivered in February 2012 and March 2012, respectively, for an aggregate purchase price of $66.1 million; (ii) contracted for the acquisition of one drybulk vessel for a purchase price of $43.0 million, which was delivered to us in 2010; (iii) completed the sale of three drybulk vessels for an aggregate sales price of $77.2 million, of which two vessels were contracted in 2009 and one vessel was contracted in 2010; and (iv) entered into contracts for the construction of six Aframax and six Suezmax tankers scheduled to be delivered to us between 2011 and 2013 for an aggregate purchase price of $771.0 million.

During 2011, we: (i) completed the sale of the drybulk vessel Primera for a sale price of $26,500, which was contracted during the fourth quarter of 2010; (ii) concluded an order with an established Chinese shipyard for the construction of two Capesize drybulk carriers scheduled to be delivered in the third quarter of 2012 and the fourth quarter of 2012 for a purchase price of $54.16 million per vessel; (iii) contracted for and completed the sale of the drybulk vessels La Jolla, Conquistador, Brisbane, Samsara and Toro, to unaffiliated third parties for an aggregate sales price of $90.1 million; (iv) took delivery of our four sixth-generation, ultra-deepwater advanced capability sister drillships constructed by Samsung, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, and paid outstanding construction and construction-related costs of $2.25 billion in the aggregate in connection with the delivery of these vessels; (v) exercised the first three of our six newbuilding drillship options under our option agreement with Samsung and, as a result, entered into shipbuilding contracts for our seventh generation hulls; (vi) took delivery of three newbuilding Aframax tankers, Saga, Daytona and Belmar, and one newbuilding Suezmax tanker, Vilamoura, and paid construction costs of $190.9 million in the aggregate in connection with the delivery of these vessels; (vii) acquired four Capesize vessels, MV Robusto, MV Cohiba, MV Montecristo and MV Partagas, two Panamax vessels, the MV Topeka and the MV Helena, and contracts for the construction of five VLOCs scheduled to be delivered between the second quarter of 2012 and the third quarter of 2013 in connection with the OceanFreight merger; and (viii) entered into contracts with an established Chinese shipyard for the construction of four Panamax Ice Class 1A drybulk carriers for a purchase price of $34.0 million per vessel.

During 2012 to date, we have: (i) contracted for and completed the sale of the drybulk vessels Avoca and Padre, which were delivered to their new owners on February 14, 2012 and February 24, 2012, respectively, for an aggregate sale price of $80.5 million; (ii) expect to contract for the sale of the vessel Positano, for a sales price of $37.6 million, which is expected to be delivered to her new owners in second quarter of 2012 (iii) taken delivery of one newbuilding Aframax tanker, the Calida and paid construction costs of $39.9 million in connection with the delivery of this vessel; and (iv) taken delivery of two newbuilding Panamax vessels, the Woolloomooloo and the Raraka, and paid construction costs of $33.1 million in the aggregate in connection with the delivery of this vessels.

As of March 6, 2012, we had entered into contracts for the construction (i) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (ii) five VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; (iv) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, September 2013 and November 2013, respectively; and (v) seven tankers, comprised of two Aframax tankers and five Suezmax tankers, scheduled for delivery between April 2012 and December 2013.

As of March 6, 2012, we had made pre-delivery payments of (i) $27.1 million in the aggregate relating to our newbuilding Capesize drybulk vessels and (ii) $11.6 million in the aggregate relating to our four newbuilding Panamax Ice Class 1A drybulk vessels. As of March 6, 2012, we had remaining construction costs with respect to our newbuilding drybulk vessels of (i) $81.2 million relating to our two newbuilding Capesize vessels, which we expect to partially finance with borrowings under a $87.7 million secured term loan facility for which we have signed a commitment letter; (ii) $124.4 million relating to our four newbuilding Panamax Ice Class 1A drybulk vessels; and (iii) $233.9 million relating to our four newbuilding VLOCs, which we expect to partially finance with borrowings under our $122.6 million credit facility. We have not secured financing for the remaining construction costs of our four newbuilding Panamax Ice Class 1A drybulk vessels.

As of March 6, 2012, we had made pre-delivery payments of $726.7 million in the aggregate for our seventh generation hulls. The remaining total construction and construction-related payments for these drillships amounted to approximately $1.3 billion in the aggregate, excluding financing costs, as of March 6, 2012. Construction related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. We have not yet arranged financing for the remaining construction payments relating to the seventh generation hulls, which are due upon the delivery of the drillships in 2013. We plan to finance these capital expenditures with new debt or equity financing. See “—B. Business Development—Our Offshore Drilling Operations—Newbuilding Drillships and Options to Purchase Newbuilding Drillships” below.

As of March 6, 2012, we had made pre-delivery payments of $105.4 million with respect to our seven tankers under construction. We intend to partially finance the remaining construction costs of these tankers, which amounted to $360.9 million in the aggregate as of March 6, 2012 and is due upon delivery of the vessels, with borrowings.

B	Business Overview

Introduction

We are engaged in the ocean transportation services of drybulk cargoes and crude oil worldwide through the ownership and operation of drybulk carrier vessels and oil tankers and offshore drilling services through the ownership and operation of ultra-deepwater drilling units.

As of March 6, 2012, we owned, through our subsidiaries, a fleet (i) 36 drybulk carriers, comprised of nine Capesize, 25 Panamax and two Supramax vessels, which have a combined deadweight tonnage of approximately 3.53 million dwt and an average age of approximately 8.0 years; (ii) six drilling units, comprised of two modern, fifth generation, advanced capability ultra-deepwater semisubmersible offshore drilling rigs and four sixth generation, advanced capability ultra-deepwater drillships; and (iii) five tankers, comprised of four Aframax and one Suezmax tankers.

In addition, as of March 6, 2012, we owned contracts for the construction (i) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (ii) five VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; (iv) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, September 2013 and November 2013, respectively; and (v) seven tankers, comprised of two Aframax tankers and five Suezmax tankers, scheduled for delivery between April 2012 and December 2013.

Our drybulk carriers, drilling units and tankers operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Our Drybulk Vessels

Our drybulk fleet principally carries a variety of drybulk commodities including major bulk items such as coal, iron ore, and grains, and minor bulk items such as bauxite, phosphate, fertilizers and steel products. As of March 6, 2012, 23 of our drybulk vessels were employed under time charters and 12 of our drybulk vessels were employed on the spot market.

TMS Bulkers, a related party entity, is responsible for all technical and commercial management functions of our drybulk fleet, pursuant to separate ship management agreements between TMS Bulkers and our vessel-owning subsidiaries. Our Chairman, President and Chief Executive Officer, Mr. George Economou, formed TMS Bulkers, a Marshall Islands corporation with offices in Greece, in 2010, as a successor to its affiliate, Cardiff Marine Inc. (“Cardiff”), which was formed in 1991. See “—Our Drybulk Operations—Management of our Drybulk Vessels” below.

Our Drilling Units

We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, which we took delivery of on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively. We have newbuilding contracts with Samsung for the construction of our seventh generation hulls, which will be sister ships to our operating drillships.

Furthermore, we have options with Samsung for the construction of up to three additional seventh generation, advanced capability ultra-deepwater drillships that would be sister ships to our operating drillships and our seventh generation hulls. The options may be exercised by us at any time on or prior to April 2, 2012, with the first optional vessel being delivered in the fourth quarter of 2014 and the second and third optional vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. See “—Our Offshore Drilling Operations—Newbuilding Drillships and Options to Purchase Newbuilding Drillships” below.

We acquired the Leiv Eiriksson and the Eirik Raude, through our acquisition of Ocean Rig ASA, a Norwegian offshore drilling services company whose shares were listed on the Oslo Stock Exchange, in a series of transactions from December 2007 to

July 2008. In April 2008, we, through our subsidiary, DrillShips Investment Inc., exercised an option to acquire the Ocean Rig Poseidon and the Ocean Rig Mykonos. In May 2009, we acquired Drillships Holdings Inc., from certain unrelated parties and certain entities affiliated with our Chairman and Chief Executive Officer, which owned the construction contracts for the Ocean Rig Corcovado and the Ocean Rig Olympia.

Our existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, our majority-owned subsidiary. Ocean Rig AS also provides supervisory management services, including onshore management, to our operating drillships and our seventh generation hulls, pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries.

We may sell a minority voting and economic interest in our majority-owned subsidiary, Ocean Rig UDW, in a public offering sometime in 2012. Alternatively, we may again distribute, or spin off, a minority voting and economic interest in Ocean Rig UDW to holders of our voting stock, or complete some combination of a public offering and distribution to holders of our to voting stock. Ocean Rig UDW comprises our entire offshore drilling segment, which represented approximately 70.4% of our total assets and approximately 64.9% of our total revenues for the year ended December 31, 2011. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject market conditions.

Our Tankers

We currently own and operate four Aframax tankers, Saga, Daytona, Belmar, and Calida, which we took delivery of on January 18, 2011, April 29, 2011, October 7, 2011 and January 3, 2012, and one Suezmax tanker, Vilamoura, which we took delivery of on March 23, 2011. We have contracts with Samsung for the construction of an additional two high specification Aframax tankers and five high specification Suezmax tankers, scheduled to be delivered to us between April 2012 and December 2013.

We currently operate our tankers under pooling arrangements that are managed by Heidmar Inc., a company related to our Chairman, President and Chief Executive Officer, Mr. George Economou. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Pooling Arrangements.”

TMS Tankers, a related party entity, is responsible for the commercial and technical management of our operating tankers and tankers under construction. Our Chairman, President and Chief Executive Officer, Mr. George Economou, formed TMS Tankers, a Marshall Islands corporation with offices in Greece, in 2010, as a successor to its affiliate, Cardiff Marine Inc. (“Cardiff”), which was formed in 1991. See “—Our Tanker Operations—Management of our Tankers” below.

We may sell a minority voting and economic interest in our wholly-owned subsidiary, Olympian Heracles Holding, in a public offering sometime in 2012. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Olympian Heracles Holding to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Olympian Heracles Holding owns our operating tankers and the contracts for our tankers under construction. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

Our Fleet

Set forth below is summary information concerning our fleet.

Drybulk Vessels

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Capesize:
Mystic	2008	170,040	Capesize	T/C	$52,310	Aug-18	Dec-18
Robusto (2)	2006	173,949	Capesize	T/C	$26,000	Aug-14	Dec-14
Cohiba (2)	2006	174,234	Capesize	T/C	$26,250	Oct-14	Feb-15
Montecristo (2)	2005	180,263	Capesize	T/C	$23,500	May-14	Oct-14
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$30,000	Jan-18	Aug-18
Partagas (2)	2004	173,880	Capesize	T/C	$27,500	Jul-12	Dec-12
Alameda	2001	170,662	Capesize	T/C	$27,500	Nov-15	Jan-16
Capri (1)	2001	172,579	Capesize	Spot	Spot	N/A	N/A
Average age based on year built/ Sum of DWT/ Total number of vessels	6.7 years	1,556,680	9

Panamax:
Raraka	2012	76,000	Panamax	T/C	$13,150	Feb-13	Apr-13
Woolloomooloo	2012	76,064	Panamax	T/C	$13,150	Jan-13	Mar-13
Amalfi	2009	75,206	Panamax	T/C	$39,750	Jul 13	Sep-13
Rapallo	2009	75,123	Panamax	Spot	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	T/C	$43,750	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-12	Aug-12
Saldanha	2004	75,707	Panamax	T/C	$52,500	Jun-12	Sep-12
Sorrento	2004	76,633	Panamax	T/C	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-12	Sep-12
Bargara	2002	74,832	Panamax	T/C	$43,750	May-12	Jul-12
Oregon	2002	74,204	Panamax	Spot	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-12	Aug-12
Samatan (1)	2001	74,823	Panamax	Spot	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	Spot	N/A	N/A
Capitola (1)	2001	74,816	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	Spot	N/A	N/A
Positano (3)	2000	73,288	Panamax	T/C	$42,500	Sep-13	Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-13	Jun-13
Topeka (2)	2000	74,716	Panamax	T/C	$12,250	Dec-12	Feb-13
Ocean Crystal	1999	73,688	Panamax	Spot	Spot	N/A	N/A
Helena (2)	1999	73,744	Panamax	T/C	$32,000	May-12	Jan-13
Average age based on year built / Sum of DWT/ Total number of vessels	8.5 years	1,871,522	25

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	8.5 years	102,319	2
Totals (36)
Average age based on year built / Sum of DWT/ Total number of vessels	7.8 years	3,454,254	36

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Under Construction
Newbuilding Ice – class Panamax 1	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding Ice – class Panamax 2	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding Ice – class Panamax 3	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding Ice – class Panamax 4	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding VLOC #4 (2)	2013	206,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding VLOC #5 (2)	2013	206,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding Capesize 1	2012	176,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding Capesize 2	2012	176,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding VLOC #1 (2)	2012	206,000	Capesize	T/C	$25,000	Jun-15
Newbuilding VLOC #2 (2)	2012	206,000	Capesize	T/C	$23,000	Oct-17
Newbuilding VLOC #3 (2)	2012	206,000	Capesize	T/C	$21,500	Jan-20

(1)	This vessel was on a long-term time charter with KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011. On February 15, 2011, Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, our charter agreements with KLC were terminated by the Joint Receivers and we entered into new short-term charter agreements with the Joint Receivers at reduced rates of hire and other terms, with approval of the Seoul Court. On April 1, 2011, we filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the original charter agreements and (ii) damages and loss caused by the early termination of the charter agreement.

(2)	Formerly owned and operated by OceanFreight and acquired by us in connection with the OceanFreight merger.

(3)	We expect to enter into an agreement for the sale of this vessel in March 2012. The vessel is expected to be delivered to her new owners in the second quarter of 2012.

Drilling Units

Unit	Year Built or Scheduled Delivery / Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Contract Term	Maximum Dayrate		Drilling Location
Existing Drilling Rigs
Leiv Eiriksson	2001 / 5th	7,500	30,000	Borders & Southern plc	Q4 2011 – Q3 2012	$530,000		Falkland Islands

				Rig Management Norway AS (2)	Q4 2012 or Q1 2013 – Q4 2015 or Q1 2016	$545,000		Norwegian Continental Shelf

Eirik Raude	2002 / 5th	10,000	30,000	Anadarko Cote d’Ivoire Company	Q1 2012 – Q2 2012	$535,000		Ivory Coast

				Ophir Services Pty Ltd	Q2 2012 – Q3 2012	$647,651		Equatorial Guinea
Existing Drillships
Ocean Rig Corcovado (1)	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012 – Q1 2015	$456,000	(3)	Brazil
Ocean Rig Olympia (1)	2011 / 6th	10,000	40,000	Tullow Ghana Limited	Q2 2011 – Q2 2012	$498,000		West Africa
Ocean Rig Poseidon (1)	2011 / 6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 – Q2 2013	$632,000	(4)	Tanzania and West Africa
Ocean Rig Mykonos (1)	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012 – Q1 2015	$451,000	(3)	Brazil
Newbuilding Drillships
NB #1 (TBN) (1)	Q3 2013 / 7th	12,000	40,000
NB #2 (TBN) (1)	Q3 2013 /7th	12,000	40,000
NB #3 (TBN) (1)	Q4 2013 /7th	12,000	40,000
Optional Newbuilding Drillships (5)
NB Option #1 (1)	Q4 2014 /7th	12,000	40,000
NB Option #2 (1)	7th	12,000	40,000
NB Option #3 (1)	7th	12,000	40,000

(1)	Represents “sister ship” vessels built to the same or similar design and specifications.
(2)	Rig Management Norway is the coordinator for the consortium under the contract.
(3)	Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table and elsewhere in this annual report is based on the March 6, 2012 exchange rate of R$ 1.75:$1.00.
(4)	Maximum dayrate includes the operating dayrate of $586,000 plus the maximum performance bonus under the contract.
(5)	Each of the options expires on April 2, 2012.

Tankers

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Calida	2012	115,200	Aframax	Sigma Pool	Sigma Pool	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Blue Fin Pool	Blue Fin Pool	N/A	N/A
Saga	2011	115,200	Aframax	Sigma Pool	Sigma Pool	N/A	N/A
Daytona	2011	115,200	Aframax	Sigma Pool	Sigma Pool	N/A	N/A
Belmar	2011	115,200	Aframax	Sigma Pool	Sigma Pool	N/A	N/A

						Redelivery
	Year Built	DWT	Type	Current employment	Gross rate per day	Earliest	Latest
Under Construction
Blanca	2013	158,300	Suezmax	N/A	N/A	N/A	N/A
Bordeira	2013	158,300	Suezmax	N/A	N/A	N/A	N/A
Esperona	2013	158,300	Suezmax	N/A	N/A	N/A	N/A
Lipari	2012	158,300	Suezmax	N/A	N/A	N/A	N/A
Petalidi	2012	158,300	Suezmax	N/A	N/A	N/A	N/A
Alicante	2012	115,200	Aframax	N/A	N/A	N/A	N/A
Mareta	2012	115,200	Aframax	N/A	N/A	N/A	N/A

Our Drybulk Operations

Management of our Drybulk Vessels

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Prior to January 1, 2011, Cardiff, a company affiliated with our Chairman, President and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements with TMS Bulkers, a related party entity, that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, as a result of an internal restructuring of Cardiff for the purpose of enhancing Cardiff’s efficiency and the quality of its ship-management services. We believe that TMS Bulkers, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

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

TMS Bulkers completed implementation of the ISM Code, in 2010. TMS Bulkers has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and is ISO 14001 certified in recognition of its commitment to overall quality.

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

Management Agreements

Each of our drybulk-vessel owning subsidiaries has entered into ship management agreements with TMS Bulkers, pursuant to which TMS Bulkers provides the commercial and technical management functions of our drybulk fleet. Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $1,943 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel, in lieu of the management fee, we will pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us. For any additional attendance above the budgeted superintendent expenses, we will be charged extra at a standard rate of Euro 500 (or $648 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545.

In addition, TMS Bulkers is entitled to a commission of 1.25% of all monies earned by the vessel, which survives the termination of the management agreement, until the termination of the charter agreement then in effect or the termination of any other employment arranged prior to such termination. TMS Bulkers also receives a sale and purchase commission of 1%. Under the management agreements, we may award TMS Bulkers an annual performance incentive fee.

Furthermore, in connection with the OceanFreight merger, we acquired four Capesize vessels, the MV Robusto, MV Cohiba, MV Montecristo and MV Partagas, two Panamax vessels, the MV Topeka and the MV Helena, and five newbuilding VLOCs, for which OceanFreight had contracted the technical and commercial management to TMS Dry Ltd. (“TMS Dry”), a related party entity beneficially majority owned by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to separate vessel management agreements between the wholly-owned, vessel-owning subsidiaries of OceanFreight and TMS Dry. On July 25, 2011, OceanFreight, TMS Dry and TMS Bulkers entered into an agreement providing for the termination of the management agreements upon completion of the OceanFreight merger. Effective January 1, 2012, we entered into novation agreements with TMS Dry and TMS Bulkers for each of the 11 vessels we acquired in the OceanFreight merger, pursuant to which the management agreements were novated to TMS Bulkers on the same terms as the agreements with TMS Dry and TMS Bulkers discussed above.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drybulk Vessels.”

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

Chartering of our Drybulk Vessels

We actively manage the deployment of our drybulk fleet between long-term and short-term time charters, which generally last from several days to several weeks, and long-term time charters and bareboat charters, which can last up to several years. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter.

Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the shipowner is paid an agreed-upon total amount on the basis of moving cargo from a loading port to a discharge port. In voyage charters, the charterer generally is responsible for any delay at the loading or discharging ports, and the shipowner is generally responsible for paying both vessel operating expenses and voyage expenses, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Bareboat Charter

Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage costs are paid by the charterer.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, Panamax and Supramax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,600 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

Our assessment of a charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team’s network of relationships and more generally TMS Bulker’s reputation and experience in the shipping industry, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, will continue to provide competitive employment opportunities for our vessels in the future.

During the year ended December 31, 2011, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (15%), Customer B (13%), Customer C (18%) and Customer D (10%). During the year ended December 31, 2010, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer E (16%), Customer F (15%), Customer G (11%) and Customer H (10%). During the year ended December 31, 2009, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer I (17%), Customer J (15%), Customer K (11%) and Customer L (10%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one customer providing a significant percentage of our income over an extended period of time.

Seasonality

Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for our vessels trading in the spot market. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

To the extent that we must enter into a new charters or renew an existing charters for vessels in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees amongst the drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. In addition, time charter rates will vary depending on the length of the charter period and vessel-specific factors, such as container capacity, age, speed and fuel consumption. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

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

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the BDI. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represented a decline of 96% and 99%, respectively. The BDI remained volatile during 2009, ranging from a low of 772 in January 2009 to a high of 4,661 in November 2009 and continued its volatility in 2010, reaching a high of 4,209 in May 2010 and a low of 1,700 in July 2010, and 2011, ranging from a low of approximately 1,043 in February 2011 and a high of approximately 2,173 in October 2011. As of March 6, 2012, the BDI had fallen to 798.

Vessel Prices

Drybulk vessel prices, both for newbuildings and secondhand vessels, have decreased significantly since the year ended 2008 as a result of the weakening of the drybulk shipping industry. The vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea. There can be no assurance as to how long charter hire rates and vessel values will remain depressed or whether they will drop any further. Should the charter hire rates remain at these depressed levels for some time, our revenue and profitability will be adversely affected.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2011, approximately 2,674 million tons of drybulk cargo was transported by sea, including iron ore, coal and grains representing 42%, 38% and 8% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,108 million tons to 2,961 million tons, an increase of 40.46%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 382 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 2,202 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.5 million tons in the second quarter of 2008 to a low of 96.2 million tons during the fourth quarter of 2008 representing a decrease of 19.5%. In 2009, seaborne trade in all drybulk commodities increased to 2,255.8 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 443.7 million tons in 2008 to 628.1 million tons in 2009. In 2010, seaborne trade in all drybulk commodities increased to 2,496.6, representing a 10.7% increase from 2009. During 2011, seaborne trade increased by 6.0%, while Chinese iron ore imports rose by 11.0%.

Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, we believe that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

The global drybulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:

•

Very Large Ore Carriers (“VLOCs”) have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

•

Capesize vessels, which have carrying capacities of 110,000 – 199,999 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

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

The general decline in the drybulk carrier charter market has resulted in lower charter rates for our time charters linked to the BDI. See “—Charter Hire Rates” above.

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. In 2008, we entered into contracts for the sale of the vessels La Jolla, Paragon, Delray and Toro for an aggregate purchase price of $245.4 million. In connection with the buyer’s failure to take delivery of the La Jolla under the relevant memorandum of agreement, we agreed with the buyer to retain the vessel in exchange for aggregate compensation of $9.0 million and we employed the vessel under time charter employment until her sale in 2011 discussed below. Further, we reached an agreement with the buyers of the Paragon to reduce the purchase price of the vessel from $61.0 million to $30.8 million and the vessel was delivered to the buyers in March 2009. In addition, the sale of the Delray would not close due to the buyer’s repudiation of its obligations under the relevant memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer we are pursuing all legal remedies against the buyer. With respect to the Toro, we entered into an agreement with Samsun, the buyers of the Toro, to reduce the sale price from $53.4 million to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to us and agreed to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, we proceeded with the cancellation of the sale agreement due to the buyer’s failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation and its plan of reorganization was approved by its creditors. As part of this plan, we will recoup a certain percentage of the agreed-upon purchase price.

During 2011, we sold the vessels La Jolla, Conquistador, Brisbane, Samsara and Toro for an aggregate sales price of $90.1 million, resulting in an impairment loss of $112.1 million.

Our Offshore Drilling Operations

Employment of our Drilling Units

The Leiv Eiriksson is currently employed under a contract with Borders & Southern plc, or Borders & Southern, for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million mobilization fee payable upon commencement, as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. On May 19, 2011, Borders & Southern exercised its option to extend the contract from a two well program to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, with the contract scheduled to expire in the third quarter of 2012. The Eirik Raude was originally scheduled to commence this contract with Borders & Southern; however on May 5, 2011, we terminated the contract for the Eirik Raude and entered into a new contract for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude, with the exception of the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications. Following the completion of the contract with Borders & Southern, the Leiv Eiriksson is scheduled to commence a contract with a consortium coordinated by Rig Management Norway for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000, plus a mobilization fee of $70.0 million plus fuel to cover mobilization costs and upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to 6 wells each that must be exercised prior to the expiry of the firm contract period.

In January 2012, following the completion of the contract with Tullow Oil plc, or the Tullow Oil contract, discussed below, the Eirik Raude commenced a contract with Anadarko Cote d’Ivoire Company, or Anadarko, at a maximum dayrate of $535,000 for the drilling of two wells offshore West Africa. The term of the contract with Anadarko is approximately 100 days and the operator may extend the duration of the contract for an additional period or additional well or wells. Prior to its commencement of the contract with Anadarko, the Eirik Raude was employed under a the Tullow Oil contract at a maximum dayrate of $665,000 for the drilling of one well offshore West Africa, which was amended to extend the contract term until mid-January 2012. Following the completion of the contract with Anadarko, the Eirik Raude is scheduled to commence a contract with Ophir Services at a maximum dayrate of $647,651, which may be increased to $668,984 in the event we are required to recruit certain additional crew, for the drilling of three wells offshore Equatorial Guinea. In addition, we are entitled to a mobilization fee of $568,400 per day, plus the cost of fuel, and a demobilization fee of $4.75 million; however, we are not entitled to the demobilization fee in the event the Eirik Raude engages in drilling operations with other companies in direct continuation of the contract with Ophir Services. The contract has an estimated duration of 60 days into the third quarter of 2012 and Ophir Services has the option to extend the contract term by one additional well, which is estimated to extend the duration of the contract by an additional 20 days.

The Ocean Rig Corcovado is currently employed under a three-year contract, plus a mobilization period, with Petróleo Brasileiro S.A., or Petrobras Brazil, for drilling operations offshore Brazil at a maximum dayrate of $456,000 (including service fees of $87,000 per day, based on the contracted rate of R$ 153,000 per day and the March 6, 2012 exchange rate of R$ 1.75: USD $1.00), plus a mobilization fee of $30.0 million. The Ocean Rig Corcovado is currently undergoing acceptance testing under the contract and is expected to commence drilling operations in March 2012. The contract is scheduled to be completed in the first quarter of 2015.

The Ocean Rig Olympia is currently operating under contracts to drill a total of five wells for exploration drilling offshore Ghana and the Ivory Coast at a maximum operating dayrate of $498,000 and a daily mobilization rate of $180,000, plus fuel costs. The original counterparty to the contracts was Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd, or collectively, Vanco. On December 8, 2011, the remainder of the contracts was novated to Tullow Ghana. The Ocean Rig Olympia is currently performing drilling operations under the contract in Ghana. In February 2012, we agreed with Tullow Ghana to extend the number of operational days under the contracts from 108 to 120 and increase the dayrate to $600,000 per day in the event drilling operations occur after April 7, 2012. The contracts are scheduled to expire at the end of May 2012.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently performing drilling operations offshore Tanzania. The contract is scheduled to expire in April 2013.

The Ocean Rig Mykonos commenced a three-year contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $451,000 (including service fees of $87,000 per day, based on the contracted rate of R$ 152,000 per day and the March 6, 2012 exchange rate of R$ 1.75: USD $1.00), plus a mobilization fee of $30.0 million. The Ocean Rig Mykonos is currently undergoing acceptance testing under the contract and is expected to commence drilling operations in March 2012. The contract is scheduled to expire in February 2015.

We have not yet arranged employment for our three seventh generation hulls under construction, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively.

In addition, on February 9, 2012, Petrobras Brazil announced it awarded 15-year term charters to a consortium in which we are a participant, for five ultra-deepwater drilling units at an average day rate of $548,000.

Newbuilding Drillships and Options to Purchase Newbuilding Drillships

On November 22, 2010, we entered into a contract with Samsung that granted us options for the construction of up to four additional ultradeepwater drillships, which would be “sister-ships” to our operating drillships with certain upgrades to vessel design and specifications. The option agreement required us to pay a non-refundable slot reservation fee of $24.8 million per drillship. We novated the option agreement to Ocean Rig UDW on December 30, 2010, at a cost of $99.0 million, which Ocean Rig UDW paid from the net proceeds of the Ocean Rig UDW Private Placement. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the newbuild option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra deepwater drillships, which would be “sister-ships” to our operating drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We did not pay slot reservation fees in connection with the entry into this addendum.

As of March 6, 2012, we have exercised three of the six options and, as a result, have entered into shipbuilding contracts for our seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We have made total payments of $726.7 million to the shipyard in connection with our exercise of the three newbuilding drillship options and payment of pre-delivery installments. The estimated total project cost per drillship, excluding financing costs, ranges between $668.0 million and $678.0 million, consisting of $608.0 million of construction costs, upgrade costs to the existing drillship specifications of between $10.0 million and $20.0 million and construction-related expenses of $50.0 million. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. These upgrades include a seven ram blowout preventer (“BOP”), a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

On January 27, 2012, we entered into a second addendum to our option contract with Samsung to extend the deadline for exercising the remaining three options for the construction of up to three additional seventh generation ultra-deepwater drillships from January 31, 2012 to April 2, 2012, with the first vessel being delivered in the fourth quarter of 2014 and the second and third vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. We estimate the total project cost per drillship, excluding financing costs, for the remaining three optional drillships to be between $668.0 million and $678.0 million, based on the construction and construction-related expenses for our seventh generation hulls described above and assuming these drillships are built with the same specifications as the seventh generation hulls.

As part of the option contract novation to Ocean Rig UDW described above, the benefit of the slot reservation fees passed to Ocean Rig UDW. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the respective drillship contract price if the option is exercised.

Management of Our Offshore Drilling Operations

Management Agreement

Our wholly-owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provides supervisory management services for our seventh generation hulls under construction.

Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Effective December 21, 2010, we terminated our management agreements with Cardiff, pursuant to which Cardiff provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units.” These agreements were replaced with the Global Services Agreement described below.

Global Services Agreement

Effective December 21, 2010, we entered into a global services agreement (the “Global Services Agreement”) with Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which we have engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for our offshore assets, including our drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of our offshore assets, including our drilling units. In consideration of such services, Cardiff is entitled to a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the replacement of the Leiv Eiriksson under the Petrobras contract with the Ocean Rig Poseidon, which occurred in April 2011, the contract with Cairn Energy plc (“Cairn”), for the Leiv Eiriksson, which was commenced in April 2011 and completed in November 2011 and the contract with Borders & Southern for the Leiv Eiriksson, which was commenced in November 2011 and is scheduled to be completed in the third quarter of 2012. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010, as well as the contract with Cairn for the Ocean Rig Corcovado, which was commenced in January 2011 and completed in November 2011, and the contract with Vanco for the Ocean Rig Olympia, which was commenced in March 2011 and novated to Tullow Ghana in December 2011.

Contract Drilling Services

Our contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. We generally obtain our contracts through competitive bidding against other contractors. The contracts for our drilling units typically provide for compensation on a “dayrate” basis under which we are paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Under most dayrate contracts, we pay the operating expenses of the rig or drillship, including planned rig maintenance, crew wages, insurance, the cost of supplies, the costs of spares and consumable stores and other miscellaneous expenses.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term, as do the current contracts under which our drilling units are employed. Currently, there is no spot market for offshore drilling units. The length of shorter-term contracts is typically from 60 to 365 days and the longer-term contracts are typically from two to five years. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress.

From time to time, contracts with customers in the offshore drilling industry may contain terms whereby the customer has an option to cancel upon payment of an early termination payment, but where such payments may not fully compensate for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as major nonperformance, in the event of substantial downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control.

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of February 2012, together have approximately 179 deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

The offshore contract drilling industry is influenced by a number of factors, including global demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time reduce, the number of available customers.

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job. Customers may also consider unit availability, location and suitability, a drilling contractor’s operational and safety performance record, and condition and suitability of equipment. We believe that we compete favorably with respect to these factors.

We compete on a worldwide basis, but competition may vary significantly by region at any particular time. Our competition in the contract drilling industry ranges from large multinational companies to smaller, locally-owned companies. We believe we are competitive in terms of safety, pricing, performance, equipment, availability of equipment to meet customer needs and availability of experienced, skilled personnel. However, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our business can occur. Competition for offshore units generally takes place on a global basis, as these units are highly mobile and may be moved from one region to another, at a cost that may be substantial, in response to customers’ drilling programs and demands. Competing contractors are able to adjust localized supply and demand imbalances by moving units from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Significant new unit construction and upgrades of existing drilling units could also intensify price competition.

Customers

Our customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. The customers that have contracted our drilling units are predominantly the large integrated major oil companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 121 wells drilled in 13 countries for 23 different customers.

For the years ended December 31, 2009, 2010 and 2011, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our drilling revenues:

Customer	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Customer A	62%	57%	36%
Customer B	—	43%	18%
Customer C	38%	—	—
Customer D	—	—	33%
Customer E	—	—	13%

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months. However, we may perform drilling operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of our drilling units and our ability to relocate units between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season for our operations in the Gulf of Mexico, the winter season in offshore Norway, and the monsoon season in Southeast Asia.

The Offshore Drilling Industry

The international offshore drilling market has seen an increased trend towards deepwater and ultra-deepwater exploration and subsequent development drilling. Due to the BP Macondo/Deepwater Horizon incident, there will be an increased focus by customers, governments and regulatory groups on technical and operational issues and the inherent risk of developing offshore fields in ultra-deepwater. This has resulted in the expectation that oil companies show a higher preference for modern, more technologically advanced units capable of drilling in these environments. Given the increasingly ageing floater fleet, industry sources believe a sustained demand in the market in the longer term will result in the need for replacements.

Our customers, which include oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increases in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand and replace existing reserves. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying reserve replacements for existing production in new geographical areas at increasing water depths. According to industry sources, this has translated into an increased focus on frontier deepwater and ultra-deepwater areas, not only in existing offshore regions such as Brazil, the Gulf of Mexico, Europe and West Africa but also in India, Southeast Asia, China, East Africa, Australasia and the Mediterranean. These developments have resulted in a strong increase in demand for offshore drilling services, resulting in materially increased dayrates for drilling units. Dayrates increased from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to an average level of just above $410,000 in mid-2010 as a result of the effects of the worldwide financial turmoil on the ultra-deep water drilling market. Since then, the dayrates have increased to approximately $550,000 in the current market, with a strong level of project inquiry for new drilling projects worldwide.

Our Tanker Operations

Management of our Tankers

Effective January 1, 2011, TMS Tankers, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, provides the commercial and technical management functions of our tankers, pursuant to separate management agreements entered into with TMS Tankers for each of our operating tankers and tankers under construction. Each management agreement provides for a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of a fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a management fee of Euro 1,700 (or $2,202 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751.

In addition, under the management agreements, TMS Tankers is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1%. The management agreements further provide that in our discretion, we may pay TMS Tankers an annual performance incentive fee.

Each management agreement has an initial term of five years and is automatically renewed for successive five-year periods unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

TMS Tankers is beneficially majority-owned by our Chairman and Chief Executive Officer, Mr. George Economou, and members of his immediate family. The remaining capital stock of TMS Tankers is beneficially owned by Ms. Chryssoula Kandylidis, who serves on our board of directors. Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Tankers’s performance under the management agreements. We believe that TMS Tankers, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Chartering of our Tankers

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. We employ our four operating tankers in pooling arrangements and we intend to employ our eight remaining newbuilding tankers in tanker pools as these vessels are delivered to us.

Pool Arrangements

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

We employ our Aframax tankers Saga, Daytona, Belmar and Calida, in the Sigma tanker pool, which currently consists of 46 Aframax tankers, with fourteen different pool partners.

We employ our Suezmax tanker, Vilamoura, in the Blue Fin tanker pool, which currently consists of 18 Suezmax tankers with eight different pool partners, and we intend to employ our remaining five newbuilding Suezmax tankers in the Blue Fin tanker pool.

Each pool participant that commits vessels to the pool must be accepted into the pool in accordance with the terms and conditions of the pool agreements entered into by each of the other participants. Pool participants are responsible for, among other things:

•	maintaining their pool vessels in seaworthy condition and to the agreed technical and operational standards of the pool;

•	maintaining all required ISM certificates and keeping the pool vessel classed with a classification society that is a member of the International Association of Classification Societies (“IACS”);

•	obtaining and maintaining a minimum number of agreed oil major approvals in accordance with the pool agreement;

•	providing for inspections to insure that ship inspection reports are obtained at least every six months;

•

obtaining, for its own account, in accordance with standards consistent with prudent first class owners of vessels, all relevant insurance policies for its pool vessels, including hull and machinery, protection and indemnity and war risk insurance policies; and

•

providing for the technical management of its pool vessels, including all matters related to vessel seaworthiness, crewing and crew administration, victualling, maintenance and repairs, drydocking, provisioning (lube oils, stores and spare parts), compliance with class requirements and compliance with the requirements of relevant authorities.

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

We may sell a minority voting and economic interest in our wholly-owned subsidiary, Olympian Heracles Holding, in a public offering sometime in the future. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Olympian Heracles Holding to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Olympian Heracles Holding owns our Aframax tankers, including Saga and Vilamoura and the contracts for our tankers under construction. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

Customers

During the year ended December 31, 2011, two of our customers accounted for more than ten percent of our total tanker revenues, as follows: Customer A and Customer B accounted for 36% and 64% of total tanker revenues, respectively.

No other customer accounted for more than 10% of our consolidated revenues during 2011.

Seasonality

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago, as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

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

Average crude tanker spot freight rates were weaker during the second half of 2010 and 2011, as compared to historical averages. An oversupply of vessels relative to tanker demand was the main factor which weighed upon tanker rates. The oversupply is attributed to a relatively high number of new tanker deliveries over the course of 2010 and 2011 coupled with the return to the fleet of vessels that were previously being used for floating storage. Some strength in spot tanker rates was seen towards the end of 2010 when cold winter weather in Europe and North America led to an increase in both oil demand and weather-related transit delays. Rates subsequently weakened, however, in January 2011 upon easing of weather-related seasonal factors and have remained at depressed levels.

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. In recent years, however, an environmental protection regime has evolved which has a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier (“ULCC”), with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier (“VLCC”), with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 80,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to China via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

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

International Maritime Organization

The United Nations’ International Maritime Organization (the “IMO”) has adopted MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below). We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO’s Maritime Environment Protection Committee (“MEPC”) adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

IMO also adopted SOLAS and the International Convention on Load Lines (the “LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in February 2004. The BWM

Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

The IMO has also adopted the CLC. CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident.

The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,400 for any non-tank vessel, respectively. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject . Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have complied with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $625 million per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009, the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of November 2011, the Office of Management and Budget continues to review this proposed rule. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world’s tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Environmental and Other Regulations in the Offshore Drilling Industry

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including MARPOL, the CLC, the Bunker Convention, OPA, CERCLA, the U.S. Outer Continental Shelf Lands Act, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law 9966/2000 relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering the Company liable for environmental and natural resource damages without regard to negligence or fault on its part.

For example, the United Nations’ IMO has adopted MARPOL. Annex VI to MARPOL regulates harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention’s strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.

Furthermore, any drillships that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The U.S. BSEE periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BSEE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units and could materially and adversely affect our operations and financial condition.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial injunctive relief and administrative, civil and criminal penalties for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could adversely affect the Company’s financial results. While the Company believes that it is in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”), from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Class Surveys—mobile offshore drilling units. Class renewal surveys, also known as special surveys or class work, are carried out for the unit’s hull, machinery, drilling equipment, and for any special equipment classed, at the intervals indicated by the character of classification, normally every five years. At the special survey the unit is thoroughly examined. The classification society may grant a grace period for completion of the entire or parts of the special survey. This normally not more than 3 months.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Both our drilling rigs are certified as being “in class” by De Norske Veritas (DNV). The Leiv Eiriksson completed the 5-year class in April 2011 and the Eirik Raude completed the same in 2007. The Eirik Raude is due for its next Special Periodic Survey in the third quarter of 2012, while our four operating drillships are due for their first Special Periodical Survey in 2016 and the seventh generation hulls are due for their first Special Periodical Survey in 2018.

Risk of Loss and Liability Insurance for our Drybulk Carriers and Tankers

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

Hull & Machinery and War Risks Insurance for our Drybulk Carriers and Tankers

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

Protection and Indemnity Insurance for our Drybulk Carriers and Tankers

Protection and indemnity insurance is provided by mutual protection and indemnity associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity coverage is subject to and in accordance with the rules of protection and indemnity association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is limited for pollution to $1 billion and passenger and crew which is limited to $3 billion.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen protection and indemnity associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a protection and indemnity association, which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Insurance for our Offshore Drilling Units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, but excluding collision liabilities which are covered by the protection and indemnity insurance. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance which becomes effective after 45 days of off-hire and coverage extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment. which was caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. We plan to maintain insurance for our seventh generation hulls upon their delivery to us in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire and war risks. Third-party liability, including pollution liability, is covered under our protection and indemnity insurance.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels and drilling units. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which a vessel or drilling unit operates, the nationality of a vessel’s or drilling unit’s crew and the age of a vessel or drilling unit. We have obtained all permits, licenses and certificates currently required to permit our vessels and drilling units to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.	Organizational Structure

As of December 31, 2011, we owned all of our drybulk vessels through our wholly-owned subsidiaries. We owned our drilling units through our majority-owned subsidiary, Ocean Rig UDW. As of March 6, 2012, we owned approximately 73.9% of the outstanding common shares of Ocean Rig UDW. We own our five operating tanker vessels and our newbuilding contracts for the remaining seven tanker vessels under construction through our wholly-owned subsidiaries. Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D.	Property, Plant and Equipment

We do not own any real property. We lease office space in Athens, Greece from a son of Mr. George Economou. Through our subsidiaries, we lease office space from an unaffiliated third party in Nicosia, Cyprus; Stavanger, Norway; Houston, Texas; Aberdeen, United Kingdom; Accra, Ghana; Brazil; Dar el Salam; Ivory coast and Geoje; South Africa; Tanzania; Abidjan; Edinburgh, United Kingdom and Geoje, South Korea. Our interests in our drybulk vessels, drilling units and tankers in our fleet are our only material properties. See “Our Fleet” in this section.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information—Risk Factors.”

Our Drybulk Carrier Segment

Factors Affecting Our Results of Operations—Drybulk Carrier Segment

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

(Dollars in thousands except Average number of vessels)

	Year Ended December 31,
	2007	2008	2009	2010	2011

Average number of vessels	33.67	38.56	38.12	37.21	35.80
Total voyage days for fleet	12,130	13,896	13,660	13,372	12,682
Total calendar days for fleet	12,288	14,114	13,914	13,583	13,068
Fleet Utilization	98.71%	98.45%	98.17%	98.45%	97.05%
Time charter equivalent	45,417	58,155	30,425	32,184	27,229

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

Management Fees—Related Party

Management Agreements

Prior to January 1, 2011, Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, with TMS Bulkers, a related party, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services.

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

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $1,943 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, we will pay TMS Bulkers an upfront fee equal to 10% of the budget for such vessel as approved by us. For any additional attendance above the budgeted superintendent expenses, we will be charged extra at a standard rate in Euro 500 (or $648 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drybulk Vessels.”

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds from our 2009 controlled equity offering through Merrill Lynch, as sales agent, our Notes offering in November 2009 and April 2010 and our 2010 at-the-market offering through Deutsche Bank Securities Inc., as sales agent, to repay existing indebtedness. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities and Notes in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Inflation—Drybulk Carrier, Offshore Drilling and Tanker Segments

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, voyage, administrative and financing costs.

Our Offshore Drilling Segment

Factors Affecting Our Results of Operations—Offshore Drilling Segment

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days—We define employment days as the total number of days the drilling units are employed on a drilling contract.

•

Dayrates or maximum dayrates. We define drilling dayrates as the maximum rate in U.S. dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

•

Earning efficiency / earnings efficiency on hire. Earning efficiency measures the effective earnings ratio, expressed as a percentage of the full earnings rate, after reducing for certain operations paid at reduced rate, non-productive time at zero rate, or off hire without dayrates. Earning efficiency on hire measures the earning efficiency only for the period during which the drilling unit is on contract and does not include off-hire periods.

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

Rig and Drillship Operating Expenses

Rig and drillship operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years. Other factors beyond our control, some of which may affect the offshore drilling industry in general, including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these rig operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.

Depreciation

We depreciate our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciate bare-decks over 30 years and other asset parts over five to 15 years. We expense the costs associated with a five-year periodic class work.

Management Fees to Related Party

Management Agreements

Until December 21, 2010, we, through our wholly-owned subsidiaries Drillship Hydra Owners Inc. and Drillship Paros Owners Inc., were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which Cardiff provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services to be rendered by Cardiff in connection with the delivery of Ocean Rig Corcovado and Ocean Rig Olympia prior to termination remain in effect. During the years ended December 31, 2011, 2010 and 2009, total charges from Cardiff under the management agreement amounted to $5.8 million, $4.0 million and $1.9 million, respectively, which were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units.”

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

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the replacement of the Leiv Eiriksson under the Petrobras contract with the Ocean Rig Poseidon, which occurred in April 2011, the contract with Cairn, for the Leiv Eiriksson, which was commenced in April 2011 and completed in November 2011 and the contract with Borders & Southern for the Leiv Eiriksson, which was commenced in November 2011 and is scheduled to be completed in the third quarter of 2012. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010, as well as the contract with Cairn for the Ocean Rig Corcovado, which was commenced in January 2011 and completed in November 2011, and the contract with Vanco for the Ocean Rig Olympia, which was commenced in March 2011 and novated to Tullow Ghana in December 2011.

Management Fees of our Fleet

Our wholly-owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provides supervisory management services for our seventh generation hulls under construction.

Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for approximately 65 members of senior management and our shore-side employees.

Interest and Finance Costs

In 2008, we completed a refinancing of Ocean Rig ASA, which was later reorganized into Drill Rigs Holdings Inc., to replace our secured bank debt and two bond issuances with secured bank debt only. Please see below under “—B. Liquidity and Capital Resources—Existing Credit Facilities—$1.04 billion revolving credit and term loan facility, dated September 17, 2008, as amended.” As of December 31, 2010, we had total indebtedness relating to our offshore drilling segment of $1.3 billion. As of December 31, 2011, we had total indebtedness relating to our offshore drilling segment of $2.8 billion. We capitalize our interest on the debt we have incurred in connection with our drillships under construction. Historically, we have incurred interest expense and financing costs in connection with debt covering the fleet and not with rig-specific debt.

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

Factors Affecting our Future Results of Operations—Tanker Segment

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

•

Depreciation: Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels.

•

Drydocking: We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is required to be drydocked every 30 months. We directly expense costs incurred during drydocking and costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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

Management Fees to Related Party

Management Agreements

Effective January 1, 2011, we entered into separate management agreements with TMS Tankers, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, for each of our tankers under construction. Each management agreement provides for a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of a fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a management fee of Euro 1,700 (or $2,202 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751.

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

During 2009, 2010 and 2011, we did not acquire any vessels that were under existing bareboat or time charter contracts.

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

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “—Critical Accounting Policies—Impairment of Long Lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of December 31, 2011 and (ii) what we believe the charter free market value of each of our vessels was as of December 31, 2011, the aggregate carrying value of 54 of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $963.2 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011. However, as of the same date, all of those drybulk vessels were employed for their remaining charter duration under time charters, which we believe were above market levels. We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2011 and as of the date of this report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in “Item 3. Key Information—D. Risk Factors—The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and or we may incur a loss if we sell vessels following a decline in their market value” and the discussion included in “Item 4. Information on the Company—B. Business Overview—Our Drybulk Operations—Vessel Prices.”

Drybulk Vessels	Dwt	Year built	Carrying Value 31/12/2011
Montecristo	180,263	2005	$37.4	**
Cohiba	174,200	2006	$37.4
Robusto	173,949	2006	$37.4
Partagas	173,880	2004	$33.4
Capri	172,579	2001	$124.1	**
Manasota	171,061	2004	$62.6	**
Alameda	170,662	2001	$53.7	**
Mystic	170,040	2008	$129.2	**
Flecha	170,012	2004	$134.2	**
Sorrento	76,633	2004	$73.8	**
Avoca	76,629	2004	$45.0	**
Mendocino	76,623	2002	$33.6	**
Maganari	75,941	2001	$24.0	**
Saldanha	75,707	2004	$61.5	**
Coronado	75,706	2000	$30.5	**
Ligari	75,583	2004	$35.5	**
Rapallo	75,123	2009	$31.8	**
Amalfi	75,000	2009	$41.2	**
Bargara	74,832	2002	$38.3	**
Samatan	74,823	2001	$55.7	**
Capitola	74,816	2001	$38.3	**
Sonoma	74,786	2001	$30.9	**
Majorca	74,747	2005	$43.5	**
Redondo	74,716	2000	$30.5	**
Topeka	74,710	2000	$19.6	**
Catalina	74,432	2005	$39.1	**
Oregon	74,204	2002	$54.0	**
Levanto	73,931	2001	$40.5	**
Ecola	73,925	2001	$31.1	**
Helena	73,744	1999	$18.5	**
Ocean Crystal	73,688	1999	$23.0	**
Padre	73,601	2004	$36.7	**
Positano	73,288	2000	$37.6	**
Marbella	72,561	2000	$35.1	**
Galveston	51,201	2002	$59.9	**
Byron	51,201	2003	$49.7	**

Total for drybulk vessels	3,528,797		$1,708.3

Drybulk Vessels under construction	Dwt	Year built	Carrying Value 31/12/2011
VLOC #1	206,000	2012	$68.1	**
VLOC #2	206,000	2012	$68.1	**
VLOC #3	206,000	2012	$68.1	**
VLOC #4	206,000	2013	$59.4	**
VLOC #5	206,000	2013	$59.4	**
Capesize 1	176,000	2012	$54.2	**
Capesize 2	176,000	2012	$54.2	**
Panamax 1	76,064	2012	$33.1	**
Panamax 2	76,000	2012	$33.1	**
Ice – class Panamax 1	75,900	2014	$34.0
Ice – class Panamax 2	75,900	2014	$34.0
Ice – class Panamax 3	75,900	2014	$34.0
Ice – class Panamax 4	75,900	2014	$34.0

Total for drybulk vessels under construction	1,837,664		$633.7

Tanker Vessels	Dwt	Year built	Carrying Value 31/12/2011
Vilamoura	158,300	2011	$69.5	*
Saga	115,200	2011	$58.2	*
Daytona	115,200	2011	$59.3	*
Belmar	115,200	2011	$61.0	*

Total for tanker vessels	503,900		$248.0

Tanker Vessels under construction	Dwt	Year built	Carrying Value 31/12/2011
Lipari	158,300	2012	$69.8	*
Petalidi	158,300	2012	$69.8	*
Bordeira	158,300	2012	$69.8	*
Esperona	158,300	2013	$69.8	*
Blanca	158,300	2013	$69.8	*
Calida	115,200	2012	$58.8	*
Alicante	115,200	2012	$58.8	*
Mareta	115,200	2012	$58.8	*

Total for tanker vessels under construction	1,137,100		$525.4

Group Total	7,007,461		$3,114.9

*	Indicates tanker vessels for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $84.4 million.
**	Indicates drybulk carriers for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $878.8 million.

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

Convertible Senior Notes

In accordance with Financial Accounting Standards guidance for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, we determine the carrying amounts of the liability and equity components of the convertible notes by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds.

The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components

Vessels’ Depreciation

We record the value of our vessels at their cost, which consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $250 per lightweight ton. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Up to December 31, 2010, the assumed value of scrap steel for the purpose of estimating the residual values of vessels was calculated at $120 per lightweight ton. As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values is a decrease in depreciation expense. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” is to increase net income for the year ended December 31, 2011 by $3.9 million, or $0.01 per weighted average number of shares, basic and diluted.

Drilling unit machinery and equipment, net

Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, 5 to 15 years. The residual values of the Drilling rigs and drillships are estimated at $35 million and $50 million, respectively.

IT and office equipment are recorded at cost and are depreciated on a straight-line basis over 5 years.

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining vessel appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’, rigs’ and drillships’ future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, while $35 million and $50 million for drilling rigs and drillships respectively, in accordance with the Company’s vessels’ depreciation policy. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The Company’s analysis for the year ended December 31, 2011, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, rigs and drillhips. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment. While for the drilling segment there can be no assurance as to how long drilling rates and drilling rigs/drillships values will remain at their currently high levels or whether they will improve or the opposite by any significant degree. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009, 2010 and 2011. However, due to Company’s decision to sell certain vessels during the years and/or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $1.6 million, $3.6 million and $144.7 million, for each of the years ended December 31, 2009, 2010 and 2011, respectively, was recognized.

On July 1, July 15, and August 24, 2011, the Company concluded Memoranda of Agreement for the sale of the vessels Conquistador, Brisbane, Samsara and Toro. The Company performed an impairment review on the Conquistador, Brisbane, Samsara and Toro as of June 30, 2011, to determine whether the change in circumstances indicated that the carrying amount of those assets may not be recoverable. The Company’s review indicated that future undiscounted operating cash flows for the vessels Conquistador, Brisbane, Samsara and Toro, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of $106.2 million was recognized.

During the second quarter of 2011, the Company concluded a Memorandum of Agreement for the sale of vessel La Jolla for a sale price of $20.2 million. The Company classified the La Jolla as “held for sale” in the June 30, 2011 consolidated balance sheet, as all criteria required for its classification as “Vessel held for sale” were met and an impairment loss of $5.9 million was recognized as a result of the reduction of the vessel’s carrying amount to its fair value less cost to sell.

On February 10, 2012, the Company concluded two memoranda of agreement for the sale of vessels Avoca and Padre and expected to conclude one memorandum of agreement in March 2012 for the sale of vessel Positano, for a sale price of $118.0 million in the aggregate. An impairment loss of $32.6 million in the aggregate, was recognized, as a result of the reduction of the vessels’ carrying amount to their fair value. The vessels were delivered to their new owners on February, 22, 2012 and February, 24, 2012 respectively. The vessel Positano is expected to be delivered in the second quarter of 2012.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment.

Revenue and Related Expenses

(i) Drybulk Carrier and Tanker vessels:

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

Pooling Arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

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

(ii) Drilling Units:

Revenues: The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents’ commissions. There are two types of drilling contracts: well contracts and term contracts.

(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as “Service revenue” in the statement of operations.

(b) Term contracts: Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “service revenues” in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

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

Drybulk carrier segment

The table below reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk vessels for the periods indicated. Please see “Item 3. Key Information—A. Selected Financial Data” for information concerning the calculation of TCE rates.

	2009	2010	2011
Average number of vessels	38.12	37.21	35.80
Total voyage days for fleet	13,660	13,372	12,682
Total calendar days for fleet	13,914	13,583	13,068
Fleet Utilization	98.17%	98.45%	97.05%
Time charter equivalent	30,425	32,184	27,229

Tanker segment

2011
Average number of vessels	2.64
Total voyage days for vessels	963
Total calendar days for vessels	963
Fleet utilization	100%
Time charter equivalent	$12,592

Year ended December 31, 2011 compared to the year ended December 31, 2010

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2010	2011	Change

REVENUES:

Revenues	$859,745	$1,077,662	$217,917	25.3%

EXPENSES:
Voyage expenses	27,433	20,573	(6,860)	(25.0)%
Vessels and drilling rigs/drillships operating expenses	190,614	373,122	182,508	95.7%
Depreciation and amortization	192,891	274,281	81,390	42.2%
Loss/(Gain) on sale of assets, net	(9,435)	3,357	12,792	(135.6)%
Vessel impairment charge	3,588	144,688	141,100	3.932.6%
Gain on insurance proceeds	—	(25,064)	(25,064)	—
Gain on contract cancellation	—	(6,202)	(6,202)	—
General and administrative expenses	87,264	114,282	27,018	31.0%

Operating income	367,390	178,625	(188,765)	(51.4)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(67,825)	(151,403)	(83,578)	123.2%
Interest income	21,866	16,575	(5,291)	(24.2)%
Loss on interest rate swaps	(120,505)	(68,943)	51,562	(42.8)%
Other, net	9,960	5,288	(4,672)	(46.9)%

Total other expenses, net	(156,504)	(198,483)	(41,979)	26.8%

INCOME/(LOSS) BEFORE INCOME TAXES	210,886	(19,858)	(230,744)	(109.4)%
Income taxes	(20,436)	(27,428)	(6,992)	34.2%

NET INCOME/ (LOSS)	190,450	(47,286)	(237,736)	(124.8)%
Less: Net income attributable to non controlling interests	(2,123)	(22,842)	(20,719)	975.9%

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$188,327	$(70,128)	$(258,455)	(137.2)%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $92.4 million, or 20.2%, to $365.4 million for the year ended December 31, 2011, as compared to $457.8 million for the year ended December 31, 2010. A decrease of $44.6 million, or 9.7%, is attributable to fewer vessels being operated by approximately 1.4 vessels on average, with total voyage days decreasing by 690 from 13,372 to 12,682, as compared to the year ended December 31, 2010, while the remaining decrease of $47.8 million, or 10.5%, is attributable to lower hire rates during the year ended December 31, 2011, as compared to the relevant period in 2010.

Tanker segment

Voyage revenues amounted to $12.7 million for the year ended December 31, 2011 representing revenues from four tankers, Saga, Vilamoura, Daytona and Belmar, of which we took delivery on January 18, 2011, March 23, 2011 April 29, 2011 and October 7, 2011, respectively.

Offshore Drilling segment

Revenues from drilling contracts increased by $297.7 million, or 74.1%, to $699.6 million for the year ended December 31, 2011, as compared to $401.9 million for the year ended December 31, 2010. The increase is primarily attributable to the operation of our six drilling units (two drill rigs and four drillships) in 2011, compared to the operation of two drill rigs in 2010. The Ocean Rig Olympia, Ocean Rig Corcovado and Ocean Rig Poseidon were delivered and commenced drilling activities during the year ended December 31, 2011. The day rates for the contracts on which our drilling units were employed during the year ranged between $415,000 and $665,473 per day.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $7.3 million, or 26.6%, to $20.1 million for the year ended December 31, 2011, as compared to $27.4 million for the year ended December 31, 2010. A decrease of $3.9 million or 14.2% is attributable to fewer vessels being operated during the year ended December 31, 2011, as compared to the relevant period in 2010, while the remaining decrease of $3.4 million, or 12.4%, is attributable to lower hire rates during the year ended December 31, 2011, as compared to the relevant period in 2010 that resulted in lower brokerage commissions paid during the same period.

Tanker segment

Voyage expenses amounted to $0.5 million for the year ended December 31, 2011.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses increased by $10.7 million, or 15.0%, to $81.9 million for the year ended December 31, 2011, as compared to $71.2 million for the year ended December 31, 2010. The increase is attributable to a higher cost for the drydocking of vessels during the year ended December 31, 2011, as compared to the costs incurred during relevant period in 2010.

Tanker segment

Vessel operating expenses amounted to $9.3 million for the year ended December 31, 2011.

Offshore Drilling segment

Drilling rigs and drillships operating expenses increased by $162.4 million, or 136%, to $281.8 million for the year ended December 31, 2011, compared to $119.4 million for the year ended December 31, 2010. The increase in operating expenses of $162.4 million is mainly due to $132.3 million in increased operating expenses from the commencement of drilling operations of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos during 2011, $15.3 million related to the 10-year class survey of the Leiv Eiriksson and $15.0 million in increased operating expenses relating to the Eirik Raude due to a more extensive maintenance program performed during 2011.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $14.4 million, or 12.2%, to $103.4 million for the year ended December 31, 2011, as compared to $117.8 million for the year ended December 31, 2010. The decrease is mainly attributable to the increase in the assumed value of scrap steel for the purpose of estimating residual vessel values from $120 to $250 per light weight ton, effective January 1, 2011, and to a smaller fleet size.

Tanker segment

Depreciation and amortization expense amounted to $6.2 million for the year ended December 31, 2011.

Offshore Drilling segment

Depreciation and amortization expense for the drilling rigs increased by $89.5 million, or 119.2%, to $164.6 million for the year ended December 31, 2011, as compared to $75.1 million for the year ended December 31, 2010. The increase in depreciation and amortization was attributable to the depreciation related to our four operating drillships delivered during 2011.

Gain on sale of assets, net

Drybulk Carrier segment

Gain on sale of assets amounted to $10.9 million for the year ended December 31, 2010 due to the sale of three of our vessels Iguana, Delray and Xanadu, compared to a loss of $2.6 million for the relevant period in 2011 due to the sale and delivery of six of our vessels, Primera, La Jolla, Conquistador, Brisbane, Toro and Samsara.

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

Loss on asset sales amounting to $0.8 million for the year ended December 31, 2011 and $1.5 million for the year ended December 31, 2010 related to disposal of office equipment.

Vessel Impairment Charge

Drybulk Carrier segment

During the year ended December 31, 2011, we recorded an impairment loss of $144.7 million as a result of impairment testing performed due to the sale of seven of our vessels, La Jolla, Conquistador, Brisbane, Samsara, Toro, Avoca and Positano, compared to an amount of $3.6 million which was recognized in 2010, as a result of the impairment testing performed due to the sale of the Primera, as the sales price indicated that there were changes in circumstances that suggested the carrying amount of the asset may not be recoverable.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Gain on vessel insurance proceeds

Drybulk Carrier segment

The Company recorded a gain of $25.1 million during the year ended December 31, 2011 due to the insurance proceeds received for the total loss of Oliva.

Gain on contract cancellation

Drybulk Carrier segment

For the year ended December 31, 2011, a gain on contract cancellation of $6.2 million, was recorded representing the deposit we retained in connection with the cancellation of the sale of the vessel Lacerta.

Tanker segment

The Tanker segment did not undergo any contract cancellations during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not undergo any contract cancellations during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses increased by $4.4 million, or 6.6%, to $71.1 million for the year ended December 31, 2011, compared to $66.7 million for the year ended December 31, 2010. This increase was mainly due to the increase of $4.6 million in management fees under the new management agreements entered into on January 1, 2011. This increase was partly offset by other income of $2.0 million in the aggregate relating to three vessels (Capitola, Capri and Samatan), which was recorded against general and administrative expenses during the year ended December 31, 2011.

Tanker segment

General and administrative expenses amounted to $5.5 million for the year ended December 31, 2011.

Offshore Drilling segment

General and administrative expenses increased by $17.0 million, or 82.5%, to $37.6 million for the year ended December 31, 2011, as compared to $20.6 million for the year ended December 31, 2010. The increase of $20.9 million is mainly due to increased costs relating to the management of six drilling units during the year ended December 31, 2011, as compared to two drilling units during the year ended December 31, 2010, as well as professional fees related to the Ocean Rig UDW Exchange Offer completed in September 2011, which is partly offset by $2.7 million relating to foreign exchange gain during the year ended December 31, 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs decreased by $1.0 million, or 1.1%, to $90.4 million for the year ended December 31, 2011, as compared to $91.4 million for the year ended December 31, 2010.

Tanker segment

The major part of interest and finance costs was capitalized to vessels under construction during the ended December 31, 2011.

Offshore Drilling segment

Interest and finance costs increased by $88.3 million for the year ended December 31, 2011. The increase is mainly due to interest costs from higher average debt and the increase in amortization of finance fees.

Interest income

Drybulk Carrier segment

Interest income decreased by $2.6 million, or 27.7%, to $6.7 million for the year ended December 31, 2011, as compared to $9.4 million for the year ended December 31, 2010. The decrease is due to lower interest rates on our deposits during 2011.

Tanker segment

The Tanker segment did not incur any interest income during the relevant periods.

Offshore Drilling segment

Interest income decreased by $2.7 million, or 21.6%, to $9.8 million for the year ended December 31, 2011, compared to $12.5 million for the year ended December 31, 2010. The decrease is due to lower interest rates on our deposits during 2011, despite the fact that the average cash balances increased significantly during the same period.

Loss on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps decreased by $44.7 million, or 55.7%, to $35.5 million for the year ended December 31, 2011, as compared to $80.2 million for the year ended December 31, 2010. The loss for the year ended December 31, 2011 was mainly due to mark to market losses of outstanding swap positions as one year swap rates trended downwards.

Tanker segment

The Tanker segment did not incur any gain/(loss) on interest rate swaps during the relevant periods.

Offshore Drilling segment

Losses on interest rate swaps decreased by $6.8 million, or 16.9%, to $33.5 million for the year ended December 31, 2011, as compared to $40.3 million for the year ended December 31, 2010. The loss for the year ended December 31, 2011 was mainly due to mark to market losses of outstanding swap positions as one year swap rates trended downwards.

Other, net

Drybulk carrier segment

For the drybulk carrier segment, a gain of $6.8 million was realized during 2011 compared to a gain of $0.6 million during 2010. The increase is mainly attributable to the gain on FFA of $1.0 million and senior notes trading, amounting to $2.3 million.

Tanker segment

Other, net amounted to a gain of $0.01 million for the year ended December 31, 2011.

Offshore Drilling segment

For the Offshore Drilling segment, a loss of $1.5 million was realized from currency forward contracts. This compares to a gain of $9.3 million which was mainly related to a legal settlement in our favor of $4.9 million and currency forward contracts gain of $1.1 million.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $7.0 million, or 34.3%, to $27.4 million for the year ended December 31, 2011, compared to $20.4 million for the year ended December 31, 2010. Since our drilling units operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which the drilling units operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Non-controlling Interest

Net income allocated to non-controlling interest amounted to income of $22.8 million in the year ended December 31, 2011, as compared to $2.1 million in the year ended December 31, 2010. This represents the amount of consolidated income that is not attributable to DryShips Inc.

Year ended December 31, 2010 compared to the year ended December 31, 2009

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2009	2010	Change

REVENUES:

Revenues	$819,834	$859,745	$39,911	4.9%

EXPENSES:

Voyage expenses	28,779	27,433	(1,346)	(4.7)%
Vessels and drilling rigs operating expenses	201,887	190,614	(11,273)	(5.6)%
Depreciation and amortization	196,309	192,891	(3,418)	(1.7)%
Gain on sale of assets, net	(2,045)	(9,435)	(7,390)	361.4%
Gain on contract cancellation	(15,270)	—	15,270	(100.0)%
Contract termination fees and forfeiture of vessels deposits	259,459	—	(259,459)	(100.0)%
Vessel impairment charge	1,578	3,588	2,010	127.4%
General and administrative expenses	90,823	87,264	(3,559)	(3.9)%

Operating income/(loss)	58,314	367,390	309,076	530.0%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(84,430)	(67,825)	16,605	(19.7)%
Interest income	10,414	21,866	11,452	110.0%
Gain/(loss) on interest rate swaps	23,160	(120,505)	(143,665)	(620.3)%
Other, net	(6,692)	9,960	16,652	(248.8)%

Total other expenses, net	(57,548)	(156,504)	(98,956)	172.0%

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	766	210,886	210,120	27,430.8%
Income taxes	(12,797)	(20,436)	(7,639)	59.7%

NET INCOME/ (LOSS)	(12,031)	190,450	202,481	(1,683.0)%
Less: Net income attributable to non controlling interests	(7,178)	(2,123)	5,055	(70.4)%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC	$(19,209)	$188,327	$207,536	(1,080.4)%

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

Offshore drilling segment

Depreciation and Amortization expense for the drilling rigs was $75.1 million for the year ended December 31, 2010 compared to $78.8 million for the year ended December 31, 2009 due to amortization of the fair value adjustments for the rigs.

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

General and administrative expenses

Drybulk carrier segment

General and Administrative expenses for vessels decreased by $6.2 million, or 8.5%, to $66.7 million for the year ended December 31, 2010, as compared to $72.9 million for the year ended December 31, 2009. The decrease is mainly attributable to the amortization of the stock-based compensation expense to our Chief Executive Officer of $24.0 million for 2010, compared to $37.8 million for the 2009. The decrease was offset by bonus granted to CEO and directors amounted to $6.5 million.

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

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (“ASU 2011-04”). ASU 2011-04 amends Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements”, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company’s fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220)”, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, “Comprehensive income”, and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this ASU have been adopted by the Company in the accompanying consolidated financial statements and, as a result, the consolidated financial statements for the years ended December 31, 2009 and 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders’ equity.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

B.	Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow, secured bank borrowings, unsecured senior notes and other forms of hybrid instruments such as convertible preferred stock and convertible notes. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities, and pay dividends. Our board of directors determined to suspend the payment of cash dividends beginning in the fourth quarter of 2008.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. As of March 6, 2012, we believe that internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and debt service) for the next 12 months. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

As of December 31, 2011, we had cash and cash equivalents of $251.1 million and total outstanding indebtedness of $4.4 billion. Our cash and cash equivalents decreased by $140.4 million, or 35.9%, to $251.1 million as of December 31, 2011, compared to $391.5 million as of December 31, 2010, primarily due to increased cash used in investing activities and a decrease in cash provided by operating activities, which was partly offset by increased cash provided by financing activities. Our total indebtedness increased by $1.5 billion, or 51.7%, to $4.4 billion as of December 31, 2011, from $2.9 billion as of December 31, 2010, mainly due to the new secured term loans we entered into to finance the construction of our drillships. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $171.2 million as of December 31, 2011, compared to working capital surplus of $129.7 million as of December 31, 2010.

Our practice has been to acquire drybulk carriers, drilling units and tankers using a combination of funds received from equity investors and bank debt secured by mortgages on our assets. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

As of December 31, 2011, we owned contracts for the construction (i) two Panamax drybulk vessels, which were delivered to us on February 6, 2012 and March 2, 2012; (ii) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (iii) five VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013; (iv) four Panamax Ice Class 1A vessels, scheduled for delivery in 2014; (v) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, September 2013 and November 2013, respectively; and (vi) three Aframax tankers, one of which was delivered to us on January 3, 2012, and five Suezmax tankers, scheduled for delivery between April 2012 and December 2013. As of December 31, 2011, the remaining purchase commitments relating to these vessels and drilling units amounted to $2.0 billion in the aggregate. We do not expect that internally generated cash flow will be sufficient to fund these commitments, which amounted to $463.5 million, $1.39 billion and $105.4 million for 2012, 2013 and 2014, respectively, as of December 31, 2011. See “—Tabular Disclosure of Contractual Obligations.”

As of December 31, 2011, we had made pre-delivery payments of $33.1 million in the aggregate relating to two newbuilding Panamax vessels, delivered to us in February 2012 and March 2012, respectively, and $27.1 million in the aggregate relating to two newbuilding Capesize drybulk vessels. As of December 31, 2011, we had remaining construction costs of $33.1 million and $81.2 million relating to the newbuilding Panamax and Capesize vessels, respectively, due upon delivery of the vessels in 2012. On February 6, 2012 and March 2, 2012, we took delivery of our newbuilding Panamax vessels, the Woolloomooloo and the Raraka, respectively, and paid remaining construction costs of $33.1 million in the aggregate in connection with the delivery of the vessels. We intend to partially finance the remaining construction cost of the two newbuilding Capesize vessels with borrowings under an $87.7 million secured term loan facility, for which we signed a commitment letter in February 2012.

As of December 31, 2011, we had remaining construction costs of $136.0 million relating to our four newbuilding Ice-class Panamax vessels due upon delivery of the vessels in 2014. We have not secured financing for the remaining construction cost for these vessels.

As of December 31, 2011, we had remaining construction costs with respect to our five newbuilding VLOCs of approximately $233.9 million due upon delivery of the vessels between the second quarter of 2012 and the third quarter of 2013, which we expect to partially finance with borrowings under the $122.6 million credit facility we entered into in February 2012.

As of December 31, 2011, we had made pre-delivery payments of $726.7 million in the aggregate for our seventh generation hulls, which we financed with operating cash. The remaining total construction and construction-related payments for these drillships amounted to approximately $1.3 billion in the aggregate, excluding financing costs, as of December 31, 2011. We have not yet arranged financing for the remaining construction payments relating to the seventh generation hulls, which are due upon the delivery of the drillships in 2013. We plan to finance these capital expenditures with new debt or equity financing which we will seek to secure at a date closer to the delivery of the drillships.

In addition, we may exercise our options under our contract with Samsung to purchase up to three additional newbuilding drillships any time on or prior to April 2, 2012. To the extent we exercise any of these options, with an estimated total project cost, excluding financing fees, of $2.0 billion in the aggregate, assuming these drillships are built with the same specifications as our seventh generation hulls under construction, we will incur additional payment obligations for which we have not arranged financing.

As of December 31, 2011, we had made pre-delivery payments of $148.2 million in connection with our three Aframax and five Suezmax tankers under construction. On January 3, 2012, we took delivery of the newbuilding Aframax tanker, Calida, and paid yard installments of $39.9 million in connection with the delivery of the vessel. We intend to partially finance the remaining construction cost of our tankers under construction, which amounted to $376.8 million in the aggregate as of December 31, 2011 and is due upon delivery of the vessels between April 2012 and December 2013, with cash on hand, secured term bank loans and other forms of debt and equity financing.

As of December 31, 2011, we had $109.0 million available for drawdown under our credit facilities and aggregate debt outstanding of $4.4 billion. In addition, in February 2012, we entered into a $122.6 million credit facility to partially finance three of our newbuilding VLOCs, which is undrawn as of the date of this annual report, and signed a commitment letter, which is subject to definitive documentation, for an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax and two Capesize vessels under construction. “See—Existing Credit Facilities” below.

As of December 31, 2011, we were not in compliance with the loan-to-value ratios contained in certain of our loan agreements under which a total of $185.8 million was outstanding as of that date, out of our total outstanding indebtedness of approximately $4.4 billion as of December 31, 2011, and have obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that we are not in compliance with the applicable loan-to-value ratio for which we have obtained a waiver until March 31, 2012. Due to the cross-default provisions in our loan agreements that are triggered in the event of a default by us under one of our other loan agreements, our lenders could accelerate our indebtedness if we fail to (i) obtain a waiver for any covenant breach or remedy any such breach within the required time period; or (ii) successfully extend the existing waiver agreements or comply with the applicable covenants in the original loan agreements, as applicable. Please see “-Breach of Financial Covenants under Secured Credit Facilities” below and please also refer to the discussion on Long-term Debt as detailed in Note 11 of our audited consolidated financial statements.

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

Furthermore, our existing secured credit facilities require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or the loan-to-value ratio.

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

Breach of Financial Covenants under Secured Credit Facilities

In the past, due to the decline in vessel values, we were in breach of certain financial covenants in our loan facilities, mainly the value maintenance clause, the market adjusted net worth clause and the market adjusted equity ratio clause. Even though none of our lenders declared an event of default under the loan agreements, these breaches constituted defaults and potential events of default and, together with the cross default provisions in the various loan agreements, could have resulted in the lenders requiring immediate repayment of all of the loans. During 2009, 2010 and 2011, we obtained waivers from our lenders covering the breaches., some of which expire in 2012. As of December 31, 2011, we were not in compliance with the loan-to-value ratios contained in certain of our loan agreements under which a total of $185.8 million was outstanding as of that date, out of our total outstanding indebtedness of approximately $4.4 billion as of December 31, 2011, and have obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that we are not in compliance with the applicable loan-to-value ratio for which we have obtained a waiver until March 31, 2012. There can be no assurance that we will regain compliance with the original covenants when the waivers expire or be able to obtain extensions upon the expiration of such waivers. Even though none of our lenders have declared an event of default under the applicable loan agreements, these breaches constitute potential events of default and could result in the lenders requiring immediate repayment of the loans.

The loan-to-value ratio requirements in our loan agreements are broadly calculated as the fair market value of the mortgaged vessels under a particular loan facility divided by the outstanding amount of the loan facility. There can be no assurance that our lenders will grant us waivers for the covenant breaches for which we do not currently have waivers or extend our existing waivers, some of which expire in 2012, if we are not in compliance with the original covenants as such waivers expire or we cannot remedy. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern.

Furthermore, all of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan and credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and drilling units if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any additional waivers of or amendments to our credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We do not expect that cash on hand and cash generated from operations will be sufficient to repay those loans with cross- default provisions which aggregated approximately $4.4 billion as of December 31, 2011, if such debt is accelerated by the lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Senior Notes, Convertible Senior Notes and Related Borrow Facility

Convertible Senior Notes

In November 2009, we issued $400.0 million aggregate principal amount of 5% Convertible unsecured Senior Notes (the “Notes”), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60 million Notes were purchased. Accordingly, $460.0 million in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447.8 million after the underwriter commissions.

The holders may convert their Notes at any time on or after June 1, 2014 but prior to maturity. However, holders may also convert their Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $6.90 per share of common stock or 144.9275 share of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of our common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010. In connection with the Spin Off in October, 2011, the conversion price was adjusted to $6.90 per common share from $7.19. Since the Company’s stock price was below the Notes conversion price of $6.90 as of December 31, 2011, the if-converted value did not exceed the principal amount of the Notes.

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

The fair value of the outstanding loaned shares as of December 31, 2010 and 2011 was $198.2 million and $70.2 million, respectively. On the day of the Note issuance the fair value of the share lending agreement was determined to be $14.5 million for the convertible senior notes, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2010 and 2011 was $2.6 million and $3.0 million, respectively, resulting in an unamortized amount of $11.7 million and $8.7 million at December 31, 2010 and 2011, respectively.

The total interest expense related to the Notes in the Company’s consolidated statement of operations for the year ended December 31, 2010 and December 31, 2011 was $57.7 million and $69.1 million, respectively, of which $26.5 million and $34.1 million was non-cash amortization of the discount on the liability component, respectively, and $31.2 million and $35 million was the contractual interest to be paid semi-annually at a coupon rate of 5% per year, respectively. At December 31, 2010 and 2011, the net carrying amounts of the liability component and unamortized discount were $538.0 million and $572.1 million, respectively, and $162.0 million and $127.9 million, respectively.

The Company’s interest expense associated with the $460.0 million aggregate principal amount and $240.0 million aggregate principal amount of Notes is based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig Senior Notes

On April 27, 2011, Ocean Rig UDW issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the “OCR UDW Notes”) offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Ocean Rig UDW Notes are not guaranteed by any of the Company’s subsidiaries. Ocean Rig UDW may redeem some or all of the Ocean Rig UDW Notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of Ocean Rig UDW’s shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig UDW to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The total interest expense and debt amortization cost related to the Ocean Rig UDW Notes in the Company’s consolidated statement of operations for the year ended December 31, 2011 was $32,327 and $2,235, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies Ocean Rig UDW Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with notional amount of $57,000 resulting in a gain of $1,406. The remaining $18,000 senior unsecured notes were measured at fair value as of December 31, 2011 and a loss of $1,350 was recorded in “Other comprehensive income”.

Existing Credit Facilities

$325.0 million revolving credit loan and term facility, dated September 18, 2007, as amended

Upon our acquisition of OceanFreight in the OceanFreight merger, we issued a guarantee in connection with OceanFreight’s $325 million senior secured credit facility entered into on September 18, 2007. The loan bears interest at LIBOR plus a margin and is comprised of the following two tranches: Tranche A is a reducing revolving credit facility in a maximum amount of $200.0 million, $199 million of which OceanFreight utilized prior to its acquisition by us and the outstanding balance at December 31, 2011 of $86.5 million will be reduced or repaid in seven semi-annual equal installments of $8.13 million each, plus a balloon installment, in the amount of $29.6 million; Tranche B is a term loan facility in a maximum amount of $125.0 million, which was fully utilized by OceanFreight prior to its acquisition by us and the outstanding balance at December 31, 2011 of $43.1 million is repayable in eight equal semi-annual installments in the amount of $5.13 million each, plus a balloon installment in the amount of $2.1 million.

$1.04 billion revolving credit and term loan facility, dated September 17, 2008, as amended

We entered into this facility to refinance certain debt and for general corporate purposes. This credit facility consists of a guarantee facility which provides us with a letter of credit in the amount of up to $20 million, which has been drawn, three revolving credit facilities in the amounts of up to $350 million, $250 million and $20 million, respectively, and a term loan facility in the amount of up to $400 million. This loan bears interest at LIBOR plus a margin, and is repayable in 20 quarterly installments plus a balloon payment of $400 million, payable together with the last installment on September 17, 2013. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $522.5 million and $675.8 million under this facility, respectively.

Two $562.5 million senior secured credit facilities, amended to $495.0 million each (the Deutsche Bank credit facilities

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., our wholly-owned subsidiaries and the owners of our newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance (70%) the construction cost of the Ocean Rig Poseidon and the Ocean Rig Mykonos, including payment of the loan financing fees, incidental drillship costs, commitment fees, loan interest, and a portion of the second yard installments. We refer to these credit facilities as the Deutsche Bank credit facilities. Both of the loans bear interest at a rate that is in part fixed and in part based on LIBOR plus an applicable margin and are repayable in 18 semi-annual installments of $31.25 million through September 2020 and November 2020, respectively. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because we, including DryShips, were in compliance with all of the covenants contained in this loan agreement.

On April 27, 2011, we entered into an agreement with the lenders under our two Deutsche Bank credit facilities to restructure these facilities. As a result of this restructuring, (i) the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by us, Ocean Rig UDW provided an unlimited recourse guarantee that includes certain financial covenants; and (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released. On August 10, 2011, we amended the terms of the credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for this drillship based on the contract with Petrobras Brazil for the Ocean Rig Mykonos and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the contract with Petrobras Brazil. All other material terms of the credit facility were unchanged.

As of December 31, 2011 and 2010, we had outstanding borrowings in the aggregate amount of $990.0 million and $194.5 million under these credit facilities, respectively.

$126.4 million term loan facility, dated July 23, 2008, as amended

We entered into this facility to partially finance the acquisition of the MV Flecha. This loan bears interest at LIBOR plus a margin, and is repayable in 40 quarterly installments, plus a balloon payment payable together with the last installment in July 2018.

As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $85.4 million and $99.2 million under this term loan facility, respectively.

In March 2012, we entered into a supplemental agreement with respect to this facility, according to which the vessel Woolloomooloo is pledged as collateral to secure the loan.

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

As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $31.6 million and $36.4 million under this loan facility, respectively.

$125.0 million loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the MV Capri and MV Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment payable together with the last installment in June 2016. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $51.0 million and $60.0 million under this loan facility, respectively.

$90.0 million loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the MV Mystic. The loan bears interest at LIBOR plus a margin, and is repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $48.0 million and $54.0 million under this loan facility, respectively.

In March 2012, we entered into a supplemental agreement according to which the MV Saldanha is pledged as collateral to secure the loan.

$130.0 million loan facility, dated March 13, 2008, as amended

We entered into this facility for working capital and general corporate purposes. The MV Toro and MV Delray ware mortgaged as collateral under this loan facility. The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments plus a balloon payment, payable together with the last installment in March 2015. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $38.3 million and $43.6 million under this loan facility, respectively.

On January 25, 2010, we entered into a vessel substitution agreement for the MV Toro and MV Delray. This agreement provides, among other things that after the end of the waiver period the applicable margin of the loan facility shall be reduced for a period of 12 months and thereafter to be further reduced until the final maturity date.

On August 25, 2010, we entered into a supplemental agreement, which among other things, extends the waivers up to March 31, 2012 and increases the applicable margin of the loan facility during the waiver period with a scheduled reduction to the margin thereafter.

On November 29, 2010, we signed an amended and restated agreement for the substitution of the MV Delray and MV Toro for the MV Amalfi. The MV Delray was sold in February 2010, whereas the MV Toro was released as security for the loan facility and was replaced by the MV Amalfi.

$101.2 million loan facility, dated December 4, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Saldahna and MV Avoca. The loan bears interest at LIBOR plus a margin, and is repayable in 28 quarterly installments, with a balloon payment, payable together with the last installment in January 2015. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $14.3 million and $41.6 million under this loan facility, respectively.

On September 23, 2011, we entered into a supplemental agreement on waiver terms for this loan facility. This supplemental agreement provides that, among other things, the lender will waive the application of the debt service cover ratio covenant contained in the guarantee through December 31, 2012.

On February 22, 2012, we sold the MV Avoca and fully repaid the loan facility.

$47.0 million loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $20.0 million and $23.0 million under this loan facility, respectively.

In June 2011, we entered into a supplemental agreement, providing us with the right to prepay the loan in whole or in part at any time.

$90.0 million loan facility, dated October 5, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the second hand MV Samatan and MV VOC Galaxy. The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in November, 2015. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $61.5 million and $66.0 million under this loan facility, respectively.

On August 25, 2010, we entered into a supplemental agreement, which among other things extends the waiver period up to March 31, 2012, and increases the applicable margin of the loan facility during the waiver period with a scheduled reduction to the margin thereafter.

$35.0 million loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand the MV Clipper Gemini. The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $17.5 million and $23.0 million under this loan facility, respectively.

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

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $286.8 million and $419.3 million under this loan facility, respectively.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2011 and 2010, we had outstanding borrowings in the amount of $57.6 million and $84.2 million under this loan facility, respectively.

On September 29, 2010, we executed two supplemental agreements under its senior and junior facilities. As a result of the amendments in these new supplemental agreements, the Company regained full compliance with the financial and non-financial covenants under the original facilities, as amended. The MV Xanadu was sold in September 2010 and its outstanding balance at that date was repaid. The MV Primera was sold in April 2011 and its outstanding balance at that date was repaid.

On February 9, 2012, we entered into two supplemental agreements under our senior and junior facilities to provide additional security in connection with a shortfall in the security cover required to be maintained under the facilities and pledged 10,000,000 of our shares of Ocean Rig UDW as additional security under the facilities. The share pledge expires on March 31, 2012.

$70.0 million loan facility, dated February 7, 2011

We entered into this facility to partially finance the construction and acquisition costs of our newbuilding Aframax tankers, Saga and Vilamoura, which were delivered on January 18, 2011 and March 23, 2011, respectively, and for financing general corporate and working capital purposes. The loan bears interest at LIBOR plus a margin and is repayable in 20 quarterly installments, with a balloon payment payable together with the last installment on February 15, 2016. As of December 31, 2011, we had outstanding borrowings in the amount of $66.5 million under this loan facility.

$800.0 million secured term loan facility, dated April 15, 2011

We entered into this facility to fund a portion of the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The $800 million senior secured term loan agreement consists of four term loans, which were all fully drawn in April 2011. A portion of the loans was used to refinance the $325 million short term loan facility, as discussed below. Amounts outstanding under the $800 million senior secured term loan agreement bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $488.3 million payable together with the last installment payment. As of December 31, 2011, we had outstanding borrowings in the amount of $766.7 million under this loan facility.

We have entered into two interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the Nordea credit facility. See “—Swap agreements” below for a description of the interest rate swap agreements.

$32.3 million secured term loan facility, dated April 20, 2011

We entered into this facility to partially finance the construction cost of our newbuilding Aframax tanker Daytona, which was delivered to us on April 29, 2011. The loan bears interest at LIBOR plus a margin and is repayable in 24 quarterly installments of $538,500, plus a balloon payment of $19.4 million payable concurrently with the last installment. As of December 31, 2011, we had outstanding borrowings in the amount of $31.2 million under this loan facility.

$141.4 million secured term loan facility, dated October 26, 2011

We entered into this facility to partially finance the construction costs of the tankers Belmar, Calida, Lipari and Petalidi up to the lesser of (i) $141.35 million; (ii) 55% of the aggregate contract price for each of the vessels; and (iii) 65% of the aggregate market value of each of the vessels. The tankers Belmar and Calida were delivered on October 7, 2011 and January 3, 2012, respectively. The loan bears interest at LIBOR plus a margin and is repayable (i) in 28 installments ranging from $32,500 to $37,500, plus a balloon payment ranging from $7.9 million to $9.5 million, payable together with the last installment, with respect to advances by all of the commercial lenders except one and (ii) in 40 installments ranging from $587,500 to $697,500 with respect to advances by one of the lenders. As of December 31, 2011, we had outstanding borrowings in the amount of $32.3 million under this loan facility. The aggregate amount available for drawdown under this facility as of December 31, 2011 was $109.0 million.

$122.6 million secured credit facility, dated February 14, 2012

We entered into this facility to partially finance the construction costs relating to three of our VLOCs under construction, which are scheduled for delivery in June 2012, October 2012 and January 2013. The facility bears interest at LIBOR plus a margin and is repayable in 48 installments. As of December 31, 2011, we had no outstanding borrowings under this facility.

The credit facilities discussed above are secured by, among other things, mortgages over our vessels, assignments of shipbuilding contracts and refund guarantees, corporate guarantees and assignments of all freights, earnings, insurances and requisition compensation. The credit facilities contain covenants relating to our vessel owning subsidiaries as borrowers under the loans, including restrictions on changes in management and ownership of the vessels, incurring additional financial indebtedness, creating or permitting to exist on their assets and changes in the general nature of our business; each without the relevant lenders’ prior consent. In addition, under some of the credit facilities, the vessel owning companies are not permitted to pay any dividends without the requisite lenders’ prior consent. The credit facilities also contain certain financial covenants relating to our financial position, operating performance and liquidity.

$87.7 million secured term loan facility

On February 13, 2012, we signed a firm commitment from an international lender for a $87.7 million secured term loan facility to partially finance the construction costs of our Panamax drybulk vessel and two Capesize drybulk vessels under construction. The facility, which will be available in three tranches, will bear interest at LIBOR plus a margin and will be repayable in quarterly installments plus a balloon payment payable together with the last installment, is subject to completion of definition documentation, which we expect to sign in March 2012.

Cash Flows

Year ended December 31, 2011 compared to year ended December 31, 2010

Our cash and cash equivalents decreased to $251.1 million as of December 31, 2011, compared to $391.5 million as of December 31, 2010, primarily due to increased cash used in investing activities and a decrease in cash provided by operating activities, which was partly offset by increased cash provided by financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $171.2 million as of December 31, 2011, compared to working capital surplus of $129.7 million as of December 31, 2010.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $123.4 million, or 25.8% to $354.4 million for the year ended December 31, 2011, compared to $477.8 million for the year ended December 31, 2010. This decrease is primarily attributable to the decreased time charter rates and less fleet for the drybulk carrier segment during the year ended December 31, 2011, which is offset in part by the increased earnings efficiency from the offshore drilling segment in 2011 compared to 2010.

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.8 billion for the year ended December 31, 2011. The Company made payments of approximately $2.30 billion for asset acquisitions, payments of yard installments and improvements, net payments of $16.6 million for the acquisition part of 9.5% senior unsecured notes of Ocean Rig UDW and $58.7 million for business acquisition. These cash outflows were partially offset by receipt of vessel sale and contract cancellation proceeds of approximately $119.1 million and vessel insurance proceeds of $58.2 million and $375.6 million as a result of the net decrease in minimum cash deposits required by our lenders.

Net cash used in investing activities was $1.7 billion for the year ended December 31, 2010. The Company made payments of approximately $1.3 billion for asset acquisitions, payments for options and improvements, and $416.8 million as a result of the net increase in minimum cash deposits required by our lenders. These cash outflows were partially offset by receipt of vessel sale proceeds of approximately $73.3 million.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $1.3 billion for the year ended December 31, 2011, consisting mainly of the drawdown of an additional $2.6 billion under the credit facilities. This was partially offset by the repayment of $1.2 billion of debt under our long and short-term credit facilities and the $49.7 million paid for financing costs.

Net cash provided by financing activities was $901.3 million for the year ended December 31, 2010, consisting mainly of net proceeds of $341.9 million from the issuance of common stock in at-the-market offerings and share lending arrangement, the net proceeds of $237.2 million from the issuance of the convertible senior notes and the drawdown of an additional $308.3 million under the credit facilities and the net proceeds of $488.3 from the Ocean Rig UDW Private Placement. This is partially offset by the repayment of $465.4 million of debt under our long and short-term credit facilities and the $8.9 million paid for financing costs.

Year ended December 31, 2010 compared to year ended December 31, 2009

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.68 billion for the year ended December 31, 2010. The Company made payments of approximately $1.3 billion for asset acquisitions, payments for options and improvements, and $416.8 million as a result of the net increase in minimum cash deposits required by our lenders. These cash outflows were partially offset by receipt of vessel sale proceeds of approximately $73.3 million.

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

See other discussions within “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business overview.”

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2011:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)

Long-term debt (1)	$4,434,018	$439,848	$1,752,808	$1,702,134	$539,228
Interest and borrowing fees (2)	934,073	209,644	419,736	226,582	78,111
Shipbuilding contracts – Vessels	861,006	463,476	397,530	—	—
Shipbuilding contracts – Drillships (3)	1,096,826	—	1,096,826	—	—
Retirement Plan Benefits (4)	2,063	64	216	326	1,457
Operating leases (5)	3,376	1,241	2,135	—	—
Office space rent (6)	188	44	88	56	—
Total	$7,331,550	$1,114,317	$3,669,339	$1,929,098	$618,796

(1)	As further discussed in Note 11 to our audited consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2011, was $4.4 billion (gross of unamortized deferred financing fees and debt discount of $192.2 million), which was used to partially finance the expansion of our fleet and for the construction of our drilling rigs. The loans bear interest at LIBOR plus a margin. The amounts in the table under “Long Term Debt” do not include any projected interest payments.
(2)	Our long-term debt outstanding as of December 31, 2011 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate ranging from 4.46% to 9.50%.
(3)	As of December 31, 2011, an amount of $726.7 million was paid to the shipyard representing the first installment for the construction cost of our seventh generation hulls under construction.
(4)	During 2011, Ocean Rig UDW had three defined plans for employees managed and funded through Norwegian life insurance companies. The pension plan covered 53 employees by the year ended 2011. Pension liabilities and pension costs are calculated based on the crucial cost method as determined by an independent third party actuary.
(5)	We entered into two and three-year office lease agreements with an unrelated third party, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year terms, which must be exercised at least six months prior to the end of the terms of the contracts, which expire in September 2014 and October 2014, respectively. Ocean Rig UDW also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010.
(6)	We lease office space in Athens, Greece, from a son of George Economou.

G.	Safe Harbor

See the section entitled “Forward looking statements” at the beginning of this annual report.

Item 6.	Directors and Senior Management

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis. Each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Officers are appointed from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
George Economou	59	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	57	Class A Director
Vassilis Karamitsanis	35	Class A Director
Evangelos Mytilinaios	62	Class B Director
George Xiradakis	47	Class B Director
Chryssoula Kandylidis	57	Class C Director
George Demathas	58	Class C Director
Pankaj Khanna	41	Chief Operating Officer
Ziad Nakhleh	39	Chief Financial Officer
Niki Fotiou	42	Senior Vice President Head of Accounting and Reporting
Anastasia Pavli*	29	Secretary

The business address of each officer and director is the address of our principal executive offices, which are located at 80, Kifissias Avenue, GR 15125, Amaroussion, Greece.

*	Appointed effective January 1, 2012. Our former Secretary, Ms. Iro Bei, resigned as Secretary effective January 1, 2012 in connection with the appointment of Ms. Anastasia Pavli.

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou—George Economou has over 30 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company’s growth into the largest US listed drybulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW an owner of rigs and ships involved in ultra deep water drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2000, Mr. Economou has been a director and the President of AllShips Ltd. and, since 2010, he has been a member of the board of directors of Danaos Corporation. Apart from his shipping interests, Mr. Economou has invested also in Real Estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to our board of directors on July 29, 2009. Harry Kerames has over 22 years of experience in the transportation industry. Mr. Kerames has been the Managing Director of Global Capital Finance where he was responsible for the firm’s shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and Oceanfreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr Kerames is the chairman of our Audit Committee.

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

Chryssoula Kandylidis was appointed to our board of directors on March 5, 2008 to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis. Mrs. Kandylidis is the beneficial owner of all the issued and outstanding capital stock of Prestige Finance S.A., a Liberian corporation which owns 30% of the outstanding capital stock of Cardiff, TMS Bulkers, TMS Tankers Mrs. Kandylidis has also served as an advisor to the Minister of Transport and Communications in Greece for matters concerning people with special abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d’ Athenes. She also holds a degree in Economics from the University of Geneva. Mrs. Kandylidis is the sister of George Economou, our Chief Executive Officer.

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

Pankaj Khanna was appointed as our Chief Operating Officer in March 2009. Effective from January 1, 2012, Mr. Khanna also serves as the Chief Marketing Officer of our majority-owned subsidiary, Ocean Rig UDW and was a director of Ocean Rig UDW from December 2010 until September 2011. Mr. Khanna has 22 years of experience in the shipping industry. Prior to joining the Company, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. Prior to joining Alba Maritime Services S.A. Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales & purchase activities, newbuilding ordering activities, and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a large multinational shipbroker. Prior to that Mr. Khanna sailed on merchant vessels as a deck officer. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Ziad Nakhleh was appointed as our Chief Financial Officer in November 2009. Mr. Nakhleh has over 13 years of finance experience. From January, 2005 to September, 2008, he served as Treasurer and Chief Financial Officer of Aegean Marine Petroleum

Network Inc. (“Aegean”), a publicly traded marine fuels logistics company listed on the New York Stock Exchange. From September 2008 to October 2009, Mr. Nakhleh was engaged in a consulting capacity to various companies in the shipping and marine fuels industries. Prior to his time with Aegean, Mr. Nakhleh was employed at Ernst & Young and Arthur Andersen in Athens. Mr. Nakhleh is a graduate of the University of Richmond in Virginia and is a member of the American Institute of Certified Public Accountants.

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

Anastasia Pavli was appointed as corporate secretary of the Company with effect from January 1, 2012. Ms Pavli is an attorney-at-law and an associate at Deverakis Law Office in Athens, Greece. Ms. Pavli graduated from the Athens Law Faculty with an L.L.B in 2006 and completed part of her undergraduate studies at the University of Heidelberg, Germany. Ms. Pavli received an L.L.M. from University College, London, United Kingdom in 2007 and has been a member of the Piraeus Bar Association since 2008.

B.	Compensation of Directors and Senior Management

We paid an aggregate amount of $6.4 million as cash compensation to our executive directors for the fiscal year ended December 31, 2011. Non-executive directors received annual cash compensation in the aggregate amount of $0.5 million, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Consultancy Agreements

Agreement for the Services of our Chief Executive Officer

On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, which we amended on January 21, 2009 with an effective date of January 1, 2009. Under the agreement, Fabiana provides the services of our Chief Executive Officer. The agreement has a term of five years unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we are obligated to pay (i) annual remuneration to Fabiana in the amount of Euro 2.0 million (or $2.6 million, based on the Euro/U.S. dollar exchange rate as of December 31, 2011); (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee. In addition, pursuant to the agreement, the Company awarded 1,000,000 shares of common stock under our 2008 Equity Incentive Plan (the “Plan”), described below in more detail.

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

In addition, on January 25, 2010, we increased the annual remuneration to be awarded to Fabiana under the consultancy agreement to Euro 2.7 million (or $3.5 million based on the exchange rate as of December 31, 2011).

On January 12, 2011, the compensation committee approved a bonus award to Fabiana of $4 million and 9,000,000 shares of our common stock for its contribution of the services of our Chief Executive Officer during 2010. The shares shall vest over a period of eight years with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually in December 31, 2011 through 2018, respectively. Our CEO shall not receive any bonus in 2011.

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

On March 5, 2008, we awarded 1,000,000 common shares to Fabiana. The shares vested quarterly in eight equal installments, with the first installment of 125,000 common shares vesting on May 28, 2008. The fair value of the 1,000,000 common shares on the grant date amounted to $75.09 per share.

On October 2, 2008, we approved grants in the amount of 9,000 shares of vested common stock to three of our non-executive directors. Also on October 2, 2008, we approved grants of 2,700 shares of non-vested common stock each, or 9,000 shares of non-vested common stock in the aggregate, to two of our non-executive directors, to be issued in the amount of 75 shares per director, or 150 shares in the aggregate, per month over a three-year period beginning on February 1, 2009 and continuing until January 1, 2012 or such other time as we may instruct. From the 9,000 shares of non-vested common stock, 3,600 shares were forfeited during 2010. The non-vested shares issued in 2009, 2010 and 2011 have vested. The fair value of the vested shares on the grant date was $33.59 per share.

On March 12, 2009, 70,621 shares of non-vested common stock were granted to an executive officer of the Company. The shares vested in annual installments of 42,373 and 28,248 shares on March 1, 2010 and March 1, 2011, respectively. The fair value of each share on the grant date was $3.54.

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

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock were granted to an executive officer of the Company under the Plan. All of the shares awarded under this grant have vested. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66.

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

On February 4, 2011, we awarded 15,000 shares of non-vested common stock to one of our executive officers, which vest on a pro rata basis over the course of three years beginning in June 2012. The fair value of the shares on the award date was $5.01 per share.

As of March 6, 2012, we had 7,231,034 common shares remaining for issuance under the Plan.

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

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. George Economou, Harry Kerames and Vassilis Karamitsanis, expires at the annual general meeting of shareholders in 2014. The term of our Class B directors, Messrs. Evangelos Mytilinaios and George Xiridakis, expires at the annual general meeting of shareholders in 2012. The term of our Class C directors, Ms. Chryssoula Kandylidis and Mr. George Demathas, expires at the annual general meeting of shareholders in 2013.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors has determined five of our directors to be independent under the rules of the NASDAQ Stock Market LLC: Messrs. Harry Kerames, Vassilis Karamitsanis, Evangelos Mytilinaios, George Xiradakis and George Demathas. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director’s independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

Committees of the Board of Directors

Our board of directors has established an audit committee comprised of three independent directors: Harry Kerames, Vassilis Karamitsanis and George Xiradakis. Mr. Harry Kerames has been appointed to serve as Chairman of the audit committee. The audit committee is governed by a written charter, which has been approved by the board of directors. The board of directors has determined that the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) as well as the requirements of the NASDAQ Stock Market LLC, that all of the members of the audit committee fulfill the requirement of being financially literate and that George Xiradakis qualifies as an “audit committee financial expert” as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:

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

Our board of directors has established a compensation committee comprised of three independent directors, Messrs. Evangelos Mytilinaios, Harry Kerames and Vassilis Karamitsanis. Mr. Evangelos Mytilinaios has been appointed to serve as Chairman of the compensation committee. The compensation committee is responsible for determining the compensation of our executive officers. Previously, the full board of directors performed the function of the compensation committee.

Our board of directors has established a nominating committee consisting of three independent directors, Messrs. George Demathas, Mr. Evangelos Mytilinaios and George Xiradakis. Mr. George Demathas has been appointed to serve as Chairman of the nominating committee. The nominating committee is responsible for identifying, evaluating and recommending to the board of directors individuals for membership on the board of directors, as well as considering nominees proposed by shareholders in accordance with our bylaws. Previously, the full board of directors performed the functions of the nominating committee.

D.	Employees

As of December 31, 2011, DryShips Inc. employed 17 persons at its offices in Athens, Greece. As of December 31, 2011, TMS Bulkers and TMS Tankers employed approximately 150 people in the aggregate, all of whom are shore-based. In addition, TMS Bulkers and TMS Tankers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. As of December 31, 2011, approximately 150 people were employed by TMS Bulkers and TMS Tankers to crew the vessels in our drybulk and tanker fleets. We did not experienced any material work stoppages with respect to our drybulk and tanker segments due to labor disagreements during 2011.

As of December 31, 2011, Ocean Rig UDW Inc. employed one individual, our Chief Executive Officer. As of December 31, 2011, our wholly-owned management subsidiaries had approximately 1,305 employees, including shore-based support teams in Turkey and Ghana, of which approximately 968 were employed by our management subsidiaries and 337 were full-time crew engaged through third party crewing agencies, as discussed below. Of the total number of employees, approximately 162 were assigned to the Eirik Raude, approximately 139 were assigned to the Leiv Eiriksson, approximately 202 were assigned to the Ocean Rig Corcovado, approximately 200 were assigned to the Ocean Rig Olympia, approximately 214 were assigned to the Ocean Rig Poseidon and approximately 191 were assigned to the Ocean Rig Mykonos. In addition, the newbuild drillship project team, located in Korea and Norway, employed 70 employees, while the management and staff positions at the Stavanger office consisted of 110 employees. In addition, there were 12 employees based at the Aberdeen office and five employees based in other locations.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 6, 2012, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our executive officers, directors and key employees; and

•	all our executive officers, directors and key employees as a group.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 6, 2012, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
George Economou (2)	60,125,177	14.2%
Harry Kerames	—	*
Vassilis Karamitsanis	—	*
Evangelos Mytilinaios	—	*
George Xiradakis	—	*
Chryssoula Kandylidis	—	*
George Demathas	—	*
Pankaj Khanna	—	*
Ziad Nakhleh	—	*
Niki Fotiou	—	*
Iro Bei	—	*
Executive Officers and Directors as a Group	60,225,198	14.2%

*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o DryShips, Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece.
(2)	Mr. Economou may be deemed to beneficially own 10,994,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation (the “Foundation”), the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 14,500,000 of these shares through Fabiana Services S.A. (“Fabiana”), a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares that are issuable upon the exercise of warrants, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one share of common stock. The warrants have been issued to Sphinx Investment Corp. pursuant to a Securities Purchase Agreement dated March 6, 2010, all of which (i) are immediately exercisable at an average exercise price of $22.50 per share of common stock, other than 500,000 warrants that are exercisable at an exercise price of $30.00 per share of common stock; and (ii) expire on April 7, 2014. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 29,962,088 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.

As of March 6, 2012, we had 53 shareholders of record, 38 of which were located in the United States and held an aggregate of 353,250,697 shares of our common stock, representing 83.4% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 353,202,211 shares of our common stock as of March 6, 2012. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Management Agreements – Drybulk Vessels

We outsource all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers, pursuant to management agreements entered into for each of our operating drybulk carriers and vessels under construction, effective January 1, 2011. Prior to January 1, 2011, Cardiff, a company affiliated with our Chairman and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, with TMS Bulkers, a related party, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services.

Mr. Economou, under the guidance of our board of directors, manages our business, including our own administrative functions, and we monitor TMS Bulkers’s performance under the management agreements.

Management Agreements with TMS Bulkers

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $1,943 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, we will pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $648 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545.

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

Each management agreement has an initial term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments, unless we provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term. The management agreements may be terminated as follows:

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

During the year ended December 31, 2011, total charges from TMS Bulkers under the management agreements amounted to $33.7 million.

Management Agreements with Cardiff

From September 1, 2010 through January 1, 2011, Cardiff served as our technical and commercial manager pursuant to management agreements with the terms described under “—Management Agreements with TMS Bulkers” above. From July 1, 2008 to September 1, 2010, we paid management fees to Cardiff that varied according to type of management service, including chartering, technical management, accounting and financial reporting services as described below.

Up to August 31, 2010, the Company paid a management fee of Euro 607 (or $786 at the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 (or $137 at the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 (or $682 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under SEC rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 (or $118 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 (or $205 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per person, per day of eight hours.

Cardiff provided the Company with financial accounts services in exchange for a fee of Euro 121 (or $157 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 (or $341,396 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted based on the Greek consumer price index.

During the years ended December 31, 2011, 2010 and 2009, total charges from Cardiff under the management agreements amounted to $7.2 million, $29.0 million and $26.7 million, respectively.

Management Agreements with TMS Dry

In connection with the OceanFreight merger, we acquired four Capesize vessels, the MV Robusto, MV Cohiba, MV Montecristo and MV Partagas, two Panamax vessels, the MV Topeka and the MV Helena, and five newbuilding VLOCs, for which OceanFreight had contracted the technical and commercial management to TMS Dry, a related party entity beneficially majority owned by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to separate vessel management agreements between the wholly-owned, vessel-owning subsidiaries of OceanFreight and TMS Dry.

TMS Dry was engaged under separate vessel management agreements directly by OceanFreight’s wholly-owned, vessel–owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also superintendent’s fee per vessel plus expenses for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreements were terminated for any reason other than TMS Dry’s default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs in accordance with applicable collective bargaining agreements.

TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($1,943 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) for the drybulk vessels. TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents’ fees of Euro 500 ($648 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) per day; (iii) a commission of 1.25% on charter hire agreements; and (iv) a commission of 1% of the purchase price on sale or purchases of vessels in OceanFreight’s fleet. Furthermore, TMS Dry is entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision costs.

On July 25, 2011, OceanFreight, TMS Dry and TMS Bulkers entered into an agreement providing for the termination of the management agreements upon completion of the OceanFreight merger. Under this agreement, TMS Dry received (i) $6.6 million due to the change of control and waiver TMS Dry’s contractual entitlement to seek payment of management fees for three years; and (ii) a $2.4 million commission as a result of the OceanFreight merger. Effective January 1, 2012, we entered into novation agreements with TMS Dry and TMS Bulkers for each of the 11 vessels we acquired in the OceanFreight merger, pursuant to which the management agreements were novated to TMS Bulkers on the same terms as the agreements with TMS Dry and TMS Bulkers discussed above under “—Management Agreements with TMS Bulkers.”

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

In accordance with the Addenda No. 1 to the above management agreement, dated as of December 1, 2010, by and between Cardiff and our respective drillship-owning subsidiaries, the management agreements were terminated effective December 21, 2010. The agreements were replaced with the Global Services Agreement discussed below.

For the years ended December 31, 2011, 2010 and 2009, total charges incurred by us from Cardiff under the management agreements amounted to $5.8 million, $4.0 million and $1.9 million, respectively. These charges were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

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

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the replacement of the Leiv Eiriksson under the Petrobras contract with the Ocean Rig Poseidon, which occurred in April 2011, the contract with Cairn for the Leiv Eiriksson, which commenced in April 2011 and completed in November 2011 and the contract with Borders & Southern for the Leiv Eiriksson, which commenced in November 2011 and is scheduled to be completed in the third quarter of 2012. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010, as well as the contract with Cairn for the Ocean Rig Corcovado, which commenced in January 2011 and completed in November 2011, and the contract with Vanco for the Ocean Rig Olympia, which was commenced in March 2011 and novated to Tullow Ghana in December 2011.

For the years ended December 31, 2011 and 2010, total charges from Cardiff under the Global Services Agreement amounted to $7.2 million and $0, respectively.

Management Agreements – Tankers

Effective January 1, 2011, we entered into separate management agreements with TMS Tankers for each of our operating tankers and tankers under construction. Each management agreement provides for a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of a fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a management fee of Euro 1,700 (or $2,202 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per vessel per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751.

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

For the years ended December 31, 2011 and 2010, total charges from TMS Tankers under the management agreements amounted to $9.4 million and $0, respectively.

Pooling Arrangements

Our Aframax tankers, Saga, Daytona, Belmar and Calida, have been employed in Sigma tanker pool since their delivery to us in January 2011, April 2011, October 2011 and January 2012, respectively, and our Suezmax tanker, Vilamoura, has been employed in the Blue Fin tanker pool, since its delivery to us in March 2011. The Sigma and Blue Fin tanker pools are managed by Heidmar Inc., a related party. Our Chairman, President Chief Executive Officer is the Chairman of the Board of Directors of Heidmar Inc. and Heidmar Inc. is 49%-owned by a company related to Mr. Economou.

Pursuant to the pooling agreement with Sigma Tankers Inc. for the vessels Saga, Daytona, Belmar and Calida, we are obligated to time charter the vessels into the pool for a period of 12 months after which the charter will automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar Inc., as the pool manager, may request that the vessel be redelivered after giving 90 days’ notice. The pool manager is entitled to receive an agency fee of $387 per day for the vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3% and a maximum annual increase of 8%. In addition, currently, the pool manager is entitled to receive a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement; provided that, in the event the pool consists of less than 20 vessels, the commission is increased to 1.50% of freight or charter hire. In addition, we are obligated to contribute approximately $4.0 million to the pool for the vessel’s working capital. The agency fees, commissions and working capital contribution are deducted from our pool earnings.

Pursuant to the pooling agreement with Blue Fin Tankers Inc. for the vessel Vilamoura, we are obligated to time charter the vessel into the pool for a period of 12 months after which the charter will automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar Inc., as the pool manager, may request that the vessel be redelivered after giving 90 days’ notice. The pool manager is entitled to receive an agency fee of $387 for the vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3%, but in no event less than 5%, and a maximum annual increase of 8%. In addition, the pool manager is entitled to receive a commission of 1.25% of the freight or charter hire earned by the vessel on contracts or charter parties entered into by the pool during the term of the agreement. In addition, we are obligated to contribute approximately $1.25 million to the pool for the vessel’s working capital. The agency fees, commissions and working capital contribution are deducted from our pool earnings.

Office Lease

Prior to September 30, 2010, we rented our office space from a son Mr. George Economou pursuant to a rental agreement dated October 1, 2005 that expired on September 30, 2010 and provided for annual rental payments of Euro 9,000 with annual adjustments for inflation increases. Under our new lease agreement with Mr. Economou’s son, effective April 1, 2011, the annual rental payment is Euro 19,200 (or $24,864 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011), which adjusts annually for inflation increases and expires in 2016. For the years ended December 31, 2011 and 2010, $23,481 and $12,246 of rental payments were incurred, respectively. As of December 31, 2011, the rental payment due in 2012 is approximately $44,000. As of December 31, 2010, the rental payment due in 2011 amounted to $22,357.

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

For the years ended December 31, 2011 and 2010, total charges from Vivid Finance under the consultancy agreement amounted to $6.0 million and $1.7 million, respectively.

Consultancy Agreements Relating to the Provision of the Services of Certain of our Executive Officers

For a description of our consultancy agreements relating to the provision of the services of certain of our executive officers, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Consultancy Agreements.”

Acquisition of the Owning Companies for the Ocean Rig Corcovado and the Ocean Rig Olympia

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of the companies owning the Ocean Rig Corcovado and the Ocean Rig Olympia, which were controlled by clients of Cardiff, including certain entities affiliated with our Chairman, President and Chief Executive Officer, Mr. George Economou. As part of this transaction, we assumed the liabilities for two $115.0 million loan facilities, which, in addition to the customary security and guarantees issued to the borrower, were collateralized by certain vessels owned by certain parties affiliated with Mr. Economou, corporate guarantees of certain entities affiliated with Mr. Economou and a personal guarantee from Mr. Economou. We repaid one of the $115.0 million loan facilities in December 2010 in connection with the delivery of the Ocean Rig Corcovado and we repaid the second of the $115.0 million loan facilities in March 2011 in connection with the delivery of the Ocean Rig Olympia.

On May 15, 2009, the acquisition described above closed. As consideration for this acquisition, we issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

Right of First Refusal

Until February 2010, our Chairman, President and Chief Executive Officer, Mr. George Economou, was a party to a letter agreement that included a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into; and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, entered into an agreement that set forth terms upon which he or it would acquire that drybulk carrier. Under the agreement, Mr. Economou was required to notify our audit committee of any agreement that he or his other affiliates entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and provide the audit committee with a period of 7 days for single vessel transactions and 14 days for multi-vessel transactions in which to decide whether to accept the opportunity and nominate a subsidiary of the Company to become the purchaser before Mr. Economou could accept the opportunity or offer it to any of his other affiliates. The letter agreement was terminated on February 22, 2010 and, as a result, the Company no longer has a right of first refusal for the acquisition of drybulk vessels.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated statements and other financial information.

See “Item 18. Financial Statements.”

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling businesses. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels and drilling units. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of the Company and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the “Buyers”), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. On December 2, 2011, the parties entered into a settlement agreement for the full and final settlement of all disputes relating to the relevant memorandum of agreement, pursuant to the terms of which, the case was fully settled.

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation (“Samsun”) for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers’ failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun’s plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements.

On March 5, 2009, a complaint against certain of the Company’s current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to the Company in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The plaintiff appealed and on October 5, 2011 the Supreme Court affirmed dismissal. On December 7, 2011, the plaintiff sent a letter requesting the Company’s board of director to take certain action with respect to, among others, the allegations in his former complaint. On January 5, 2012, the board established a Special Committee consisting of five disinterested directors to investigate the plaintiff’s request. No decision has yet been reached.

A securities class action lawsuit captioned Khan et al. v. DryShips Inc., et al., was brought on November 25, 2011 in the United States District Court for the Eastern District of Missouri (Case No. 4:11-cv-02056). The complaint was amended on December 16, 2011. It is brought by Messrs. Khan and Rabbani (purporting to represent a class of plaintiffs and seeking certification as class representatives) against the Company and several of its officers and directors, as well as against Deutsche Bank AG and Merrill Lynch & Co., Inc., in their capacities as underwriters of certain of the Company’s equity offerings. The amended complaint alleges violations of certain provisions of the Exchange Act and the regulations thereunder in connection with a number of publicly issued statements made by the Company (alleged to be false and misleading), and breaches of fiduciary duties owed to the Company in connection therewith. The amended complaint has not yet been served on the Company.

A securities class action captioned Rabbani et al. v. DryShips Inc., et al., was brought on January 24, 2012 in the United States District Court for the Eastern District of Missouri (Case No. 4:12-cv-00130). It is identical to the Khan action, described above, except that it is brought only by Mr. Rabbani (who again, as above, purports to represent a class of plaintiffs and is seeking certification as class representative). The complaint was served on January 23, 2012 on the Company’s registered office in Majuro, Marshall Islands. The defendants believe that these complaints are without merit and intend to defend the lawsuits vigorously, when appropriate.

On May 3, 2010, the vessel Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel’s oily water separating equipment and related vessel records. The relevant vessel-owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland resolved a case in which Cardiff and the former manager of the Capitola entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff’s plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship’s Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan (“ECP”). It has been agreed that DryShips’s current vessel manager, TMS Bulkers, will carry out the ECP for DryShips’s vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips’ vessels. The court applied a fine of approximately $2.4 million part of which amounting to approximately $2.0 million was reimbursed by the Company to Cardiff.

The drilling rig, Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Our manager in Angola during this period has made a legal claim in the London High Court (Commercial Court) for reimbursement of import/export duties for two export/importation events from 2002 to 2007 retroactively levied by the Angolan government. As we have formally disputed all claims in relation to the potential duties, no provision has been made. The maximum exposure is estimated to be $9 million in addition to interest, fees and costs.

The vessels Capri, Capitola and Samatan, were on long-term time charters to KLC, pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the “Original Charterparties”) per each vessel, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the “Seoul Court”) an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC’s application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies’ Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties.

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et al. was filed in the United States District Court for the Southern District of New York against OceanFreight, the Company, Ocean Rig UDW, Pelican Stockholdings and certain current and former directors of OceanFreight (collectively, the “Defendants”) (Case No. 1:11-cv-7218). The complaint was then amended on October 14, 2011. The plaintiff alleged violations of certain provisions of the Exchange Act and the regulations thereunder, as well as breaches of fiduciary duties owed to OceanFreight by its directors, purportedly aided and abetted by the other Defendants, in connection with OceanFreight’s agreement to merge with Pelican, a wholly-owned subsidiary of the Company.

The amended complaint sought to rescind the agreement to merge and enjoin the merger discussed above, as well as an award of actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the OceanFreight merger, which motion was denied on November 2, 2011. The plaintiff did not appeal the denial of her motion. On January 10, 2012, she voluntarily dismissed all her claims alleged in the amended complaint, with prejudice, as to all Defendants including the Company. The case is now closed.

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

We believe that, under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information—E. Taxation” for additional information relating to the tax treatment of our dividend payments.

B.	Significant Changes

See note 16.1 of “Item 18. Financial Statements.”

Item 9.	The Offer and Listing

Our common shares currently trade on the NASDAQ Global Select Market under the symbol “DRYS”. Since our initial public offering in February 2005, the high and low closing prices of our common shares for the designated periods was as follows:

		Sales Price
For the Period		High	Low

2012
	March 1, 2012 through March 13, 2012	$3.53	$3.12
	February 2012	$3.74	$2.16
	January 2012	$2.36	$2.08

2011
	Year ended December 31, 2011	$5.50	$1.97
	Quarter ended December 31, 2011	$2.99	$1.97
	Quarter ended September 30, 2011	$4.31	$2.21
	Quarter ended June 30, 2011	$5.03	$3.63
	Quarter ended March 31, 2011	$5.50	$4.50
	December 2011	$2.54	$2.00
	November 2011	$2.99	$2.14
	October 2011	$2.90	$1.97
	September 2011	$3.25	$2.34

2010
	Year ended December 31, 2010	$6.77	$3.42
	Quarter ended December 31, 2010	$6.33	$4.07
	Quarter ended September 30, 2010	$4.97	$3.42
	Quarter ended June 30, 2010	$6.67	$3.57
	Quarter ended March 31, 2010	$6.77	$5.27

2009
	Year ended December 31, 2009	$16.58	$2.79

2008
	Year ended December 31, 2008	$110.74	$3.54

2007
	Year ended December 31, 2007	$130.97	$16.99

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 to our Registration Statement on Form 8-A on January 18, 2008 and our current amended and restated bylaws have been filed with the SEC as Exhibit 3.2 to our Registration Statement on Form 8-A on January 18, 2008. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the sections entitled “Description of Capital Stock” and “Description of Preferred Shares” in our Registration Statement on Form F-3ASR (File No. 333-169235) filed with the SEC on September 7, 2010 and is incorporated by reference herein, provided that since the date of that Registration Statement, our outstanding shares of common stock have increased to 423,762,244 as of March 6, 2012 and our outstanding shares of Series A Convertible preferred stock have decreased to zero as of March 6, 2012. The Certificate of Designations of the Series A Convertible Preferred Stock is filed as an exhibit to this annual report and the information contained therein is incorporated by reference herein.

The following is a description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws.

Description of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of our Series A Convertible Preferred Stock and any shares of preferred stock which we may issue in the future. Our common stock is listed on the NASDAQ Global Select Market under the symbol “DRYS.”

Description of Preferred Stock

As of the date of this annual report, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share. On July 15, 2009, we filed a Certificate of Designations of Rights, Preferences and Privileges with the Registrar of Corporations of the Republic of the Marshall Islands, whereby we established the Series A Convertible Preferred Stock. Pursuant to the Certificate of Designations, the number of shares constituting the Series A Convertible Preferred Stock is 100,000,000, of which zero shares are currently issued and outstanding.

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

In connection with the delivery of our newbuilding drillships the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos¸ all of our outstanding shares of Series A Convertible Preferred Stock were converted into shares of our common stock in accordance with the terms of the Certificate of Designations.

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

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

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

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. As of March 6, 2012, we had 0 shares of Series A Convertible Preferred Stock outstanding.

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

For a description of our loan agreements, please see “Item 5. Operating Financial Review and Prospects—B. Liquidity and Capital Resources—Existing Credit Facilities.” Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.	Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, or Treasury Regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the “Company” include the Company’s subsidiaries. Except as otherwise discussed herein, this discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2011 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company’s 2011 taxable year, the Company’s stock was “primarily and regularly traded” on the NASDAQ Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2011 United States income tax returns.

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

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

We provide offshore drilling services to third parties through our wholly-owned subsidiaries. Such services may be provided in countries where the tax legislation subjects drilling revenue to withholding tax or other corporate taxes, and where the operating cost may also be increased due to tax requirements. The amount of such taxable income and liability will vary depending upon the level of our operations in such jurisdiction in any given taxable year. Distributions from our subsidiaries may be subject to withholding tax.

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in Tanzania, Ghana, Turkey, Greenland, Angola or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

As of December 31, 2011, we had a total of 29 interest rate swap, cap and floor agreements, maturing from April 2012 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

In addition, in February 2012, we entered into nine interest rate swap agreements for a total notional amount of $988.8 million, maturing from October 2015 through May 2017. These agreements were entered into to hedge our exposure to interest rate fluctuations with respect to our borrowings under our certain of our credit facilities by fixing our three-month LIBOR rates between approximately 0.87% and 1.21%.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have decreased our net income and cash flows in the current year by approximately $44.3 million based upon our debt level at December 31, 2011. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2011 from $156.1 million to $200.4 million.

Foreign currency exchange risk

We generate all of our revenues in U.S. dollars but for the year ended December 31, 2011 incurred approximately 59% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2011, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in a decrease of $2.2 million in our profits before taxes for the year ended December 31, 2011.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2011, we had no any open foreign currency forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depository shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Breach of Financial Covenants under Secured Credit Facilities.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as of December 31, 2011.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2011, based on the framework established in Internal Control—Integrated Framework issued by COSO. Based on the aforementioned assessment, management concluded that internal control over financial reporting is effective as of December 31, 2011.

(c) Report of Independent Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in “Item 18. Financial Statements” of this annual report is incorporated herein by reference.

(d) Remediation Activities

During the evaluation performed as of December 31, 2010, our independent registered accounting firm identified material weaknesses in our internal controls. The material weaknesses related to a material misstatement of the amount of interest capitalized as a component of “Advances for vessels under construction” at December 31, 2010, and the amount of “Other comprehensive income” reclassified to earnings as a component of “Interest and finance costs” for the year ended December 31, 2010, and misstatement of our consolidated financial statements for the year ended December 31, 2009 for similar errors arising from the miscalculation of our capitalization rate under ASC 835-20 and treatment of “Other comprehensive income” associated with hedges related to loans included in the determination of our capitalization rate. These misstatements were not detected by the Company’s internal controls over financial reporting because of the absence of an effectively—designed control to verify that the entire population of borrowings and borrowing costs was captured in the Company’s calculation. As a result, certain deferred financing costs were not included in the calculation. There was also the absence of an effectively designed control to identify those cash flow hedges for which the interest on the associated borrowings was capitalized and not recognized immediately in earnings. As a result, changes in the fair value of certain cash flow hedges were reported as “Interest and Finance costs” and not retained in “Accumulated other comprehensive loss.” Adjustments to correct the related misstatement of the 2010 financial statements were proposed by our auditors and were recorded by the Company prior to the issuance of the 2010 annual financial statements.

The following changes were made to the Company’s internal control over financial reporting during the year ended December 31, 2011 to remediate the material weaknesses, as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010:

We enhanced our controls over the financial statement closing process in this area, specifically by:

•	implementing a new control over the determination of the completeness of the population of borrowings used in the determination of our capitalization rate.

•	Implementing a new control over the identification of derivative hedging instruments associated with borrowing used in determining our capitalization rate.

The controls were operational for the year ended December 31, 2011 and management concluded that the controls are operating effectively.

(e) Changes in Internal Control over Financial Reporting

Except as discussed in Item 15(d), there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. George Xiradakis, whose biographical details are included in “Item 6. Directors, Senior Management and Employees,” a member of our audit committee, qualifies as an “audit committee financial expert” as that term is defined under SEC regulations. Our board of directors has also determined that Mr. Xiradakis is independent under SEC Rule 10A-3 of the Exchange Act and the independence rules of the NASDAQ Stock Market LLC.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. A copy of our code of ethics is posted in the “Investor Relations” section of the Dryships Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 80, Kifissias Avenue, 151 25 Amaroussion, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

The table below sets forth the total fees for the services performed by: (i) Ernst & Young Hellas S.A. Certified Auditors Accountants S.A. in 2010 and 2011 and (ii) Ernst and Young (Norway) in 2010 in connection with Ocean Rig UDW, which we refer to as the Independent Registered Public Accounting Firms. The table below also identifies these amounts by category of services.

	2010	2011
Audit fees	$3,252,747	$2,665,463
Audit related fees	—	—
Tax fees	40,191	75,000
All other fees	—	—

Total fees	$3,292,938	$2,740,463

Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. There were no audit-related or other fees billed in 2010 and 2011.

All audit and non-audit services provided by the Independent Registered Public Accounting Firms were pre-approved by our audit committee. Our audit committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Changes in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, we are subject to less stringent corporate governance requirements than U.S.-domiciled companies. Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance requirements. The practices we intend to follow in lieu of NASDAQ’s corporate governance rules are:

•

In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans.

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

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firms therefore, are filed as a part of this annual report.

Item 18.1.	Schedule I – Condensed Financial Information of Dryships Inc. (Parent Company only)

The Schedule I, beginning after page F-68, is filed as part of this report.

Item 19.	Exhibits

1.1	Articles of Amendment to Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on January 18, 2008

1.2	Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 (File No. 333-169235), filed with the SEC on September 7, 2010

1.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company, incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended
December 31, 2010, filed with the SEC on April 15, 2011

2.1	Form of Common Stock Share Certificate, incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

2.2	Form of Global Note, incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

2.3	Indenture dated November 17, 2009, incorporated by reference to Exhibit 4.7 to the Company’s Post-effective Amendment to the Registration Statement on Form F-3 (File No. 333-146540), filed with the SEC on November 17, 2009

2.4	First Supplemental Indenture, dated November 25, 2009, to the Indenture dated November 17, 2009, incorporated by reference to Exhibit 3 to the Company’s Report on Form 6-K, filed with the SEC on November 25, 2009

2.5	Bond Agreement between Ocean Rig UDW and Norsk Tillitsmann ASA, dated April 14, 2011, incorporated by reference to Exhibit 10.40 of the Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.1	Stockholders Rights Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A, filed with the SEC on January 18, 2008

4.2	Amendment No. 1 to Stockholders Rights Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on July 15, 2009

4.3	Amendment No. 2 to Stockholders Rights Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on April 27, 2010

4.4	Amended and Restated 2008 Equity Incentive Plan of the Company, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.5	Senior Loan Agreement, dated March 31, 2006, by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $518,750,000, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended
December 31, 2005, filed with the SEC on April 21, 2006

4.6	Junior Loan Agreement, dated March 31, 2006, by and between the Company, HSH Nordbank AG and certain other financial institutions listed therein relating to a term loan and short-term credit facilities of up to $110,000,000, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended
December 31, 2005, filed with the SEC on April 21, 2006

4.7	Supplemental Letter Agreement, dated May 15, 2006, to the HSH Nordbank Senior and Junior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended
December 31, 2009, filed with the SEC on April 9, 2010

4.8	Supplemental Agreement, dated November 28, 2006, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.9	Supplemental Agreement, dated November 28, 2006, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.10	Amending and Restating Agreement, dated May 23, 2007, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.11	Amending and Restating Agreement, dated May 23, 2007, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.12	Supplemental Agreement, dated February 27, 2008, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.13	Supplemental Agreement, dated February 27, 2008, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.14	Supplemental Letter Agreement, dated April 23, 2008, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.15	Supplemental Letter Agreement, dated April 23, 2008, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.16	Supplemental Agreement, dated November 17, 2009, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.17	Supplemental Agreement, dated November 17, 2009, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.18	Supplemental Agreement, dated September 29, 2010, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on September 30, 2010

4.19	Supplemental Agreement, dated September 29, 2010, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 2 to the Company’s Report on Form 6-K, filed with the SEC on September 30, 2010

4.20	Supplemental Letter, dated February 9, 2012, to the HSH Nordbank Senior Loan Agreement

4.21	Supplemental Letter, dated February 9, 2012, to the HSH Nordbank Junior Loan Agreement

4.22	Pledge and Security Agreement, dated February 9, 2012, to HSH Nordbank AG

4.23	Uncertificated Securities Control Agreement, dated as of February 9, 2012, among the Company, HSH Nordbank AG and Ocean Rig UDW

4.24	Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank

Aktiengesellschaft relating to a secured loan of up to $35,000,000, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.25	Waiver Letter, dated December 11, 2009, to a loan agreement dated October 2, 2007 between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.26	First Supplemental Agreement, dated February 25, 2010, to a loan agreement dated October 2, 2007 between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, incorporated by reference to Exhibit 2 to the Company’s Report on Form 6-K, filed with the SEC on September 30, 2010

4.27	Waiver Letter, dated May 19, 2010, to a loan agreement dated October 2, 2007 between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended, incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.28	Waiver Letter, dated September 22, 2010, to a loan agreement dated October 2, 2007 between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended, incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on September 30, 2010

4.29	Waiver Letter, dated September 6, 2011, to a loan agreement dated October 2, 2007 between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended

4.30	Second Supplemental Agreement, dated November 10, 2011, to a loan agreement dated October 2, 2007 between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended and supplemented by a First Supplemental Agreement dated February 25, 2010

4.31	Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.32	Waiver Letter, dated April 15, 2009, to a loan agreement dated October 5, 2007 between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.33	First Supplemental Agreement, dated July 30, 2009, to a loan agreement dated October 5, 2007 between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.34	Second Supplemental Agreement, dated August 25, 2010, to a loan agreement dated October 5, 2007 between Boone Star Owners Inc., Iokasti Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.35	Supplemental Letter, dated September 16, 2011, to a loan agreement dated October 5, 2007 between Boone Star Owners Inc. Iokasti Owning Company Limited and Piraeus Bank A.E relating to a loan facility of up to $90,000,000

4.36	Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.37	Waiver Letter, dated February 25, 2009, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.38	Waiver Letter, dated November, 11, 2009, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.39	Waiver Letter, dated February 24, 2010, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.40	Supplemental Agreement, dated April 15, 2010, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.41	Supplemental Letter, dated June 29, 2011, to a loan agreement dated November 16, 2007 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000

4.42	Second Supplemental Agreement, dated January 27, 2011, relating to a loan of up to $47,000,000 by and between Iason Owning Company Limited and EFG Eurobank Ergasias S.A. relating to a loan of up to $47,000,000

4.43	Loan Agreement, dated December 4, 2007, by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000, incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on from 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.44	Waiver Letter, dated May 19, 2010, to a loan agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000, incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.45	Supplemental Agreement, dated June 11, 2009, to a loan agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000, incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.46	Supplemental Letter, dated September 23, 2011, to a loan agreement dated December 4, 2007 by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000

4.47	Second Supplemental Agreement, dated January 26, 2011, by and between Team-Up Owning Company Limited, Orpheus Owning Company Limited and DnB NOR Bank ASA relating to a loan of up to $101,150,000

4.48	Loan Agreement, dated March 13, 2008, by and between Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.49	First Supplemental Agreement, dated December 12, 2008, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.50	Waiver Letter, dated April 15, 2009, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended, incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.51	Second Supplemental Agreement, dated July 30, 2009, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.52	Waiver Letter, dated November 27, 2009, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended, incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.53	Amending and Restating Loan Agreement, dated January 25, 2010, to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended, incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.54	Amended and Restated Loan Agreement, dated August 25, 2010, relating to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010, incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.55	Amended and Restated Loan Agreement, dated November 29, 2010, relating to a loan agreement dated March 13, 2008 by and between Annapolis Shipping Company Limited, Atlas Owning Company Limited, Farat Shipping Company Limited, Lansat Shipping Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010 and on August 25, 2010, incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.56	Supplemental Letter, dated September 16, 2011, to a loan agreement dated March 13, 2008 between Ialysos Owning Company Limited and Piraeus Bank A.E. relating to a loan facility of up to $130,000,000, as novated, amended and restated on January 25, 2010 and on August 25, 2010

4.57	Loan Agreement, dated May 5, 2008, by and between Dalian Star Owners Inc., Dresdner Bank AG and other financial institutions listed therein relating to a term loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.58	Waiver Letter, dated October 22, 2009, to a loan agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG (now Commerzbank AG) and other financial institutions listed therein relating to a term loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.59	Supplemental Agreement, dated May 10, 2010, to a loan agreement dated May 5, 2008 by and between Dalian Star Owners Inc., Dresdner Bank AG (now Commerzbank AG) and other financial institutions listed therein relating to a term loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.60	International Swap Dealers Association Inc. Master Agreement, dated May 7, 2008, by and between the Company and EFG Eurobank Ergasias S.A., incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.61	Loan Agreement, dated May 13, 2008, by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG and certain other financial institutions listed therein relating to a secured loan of $125,000,000, incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.62	Waiver Letter, dated December 11, 2009, to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.63	First Supplemental Agreement, dated February 25, 2010, to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.64	Waiver Letter, dated May 19, 2010, to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, as amended, incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.65	Waiver Letter, dated September 22, 2010, to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, as amended, incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on September 30, 2010

4.66	Waiver Letter, dated September 6, 2011, to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, as amended

4.67	Second Supplemental Agreement, dated November 10, 2011, to a loan agreement dated May 13, 2008 by and between Ionian Traders Inc., Norwalk Star Owners Inc., Deutsche Schiffsbank Aktiengesellschaft Bayerische Hypo-Und Vereinsbank AG, and certain other financial institutions listed therein relating to a secured loan of $125,000,000, as amended and supplemented by a First Supplemental Agreement dated February 25, 2010

4.68	Loan Agreement, dated June 20, 2008, by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.69	Waiver Letter, dated July 22, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.70	First Supplemental Agreement, dated October 8, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.71	Waiver Letter, dated November 23, 2009, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, as amended, incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.72	Amending and Restating Loan Agreement, dated January 18, 2010, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, as amended, incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.73	Supplemental Letter, dated June 10, 2010, to a loan agreement dated June 20, 2008 by and between Aegean Traders Inc., Iguana Shipping Company Limited and WestLB AG relating to a loan facility of up to $103,200,000, as amended and restated on January 18, 2010, incorporated by reference to Exhibit 4.67 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.74	Loan Agreement, dated July 23, 2008, by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.75	Waiver Letter, dated July 24, 2009, to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, incorporated by reference to Exhibit 4.69 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.76	Supplemental Agreement, dated October 12, 2009, to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.77	Supplemental Letter, dated February 8, 2010, to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, as amended and supplemented, incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.78	Supplemental Agreement, dated September 9, 2011, in relation to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, as amended and supplemented

4.79	Supplemental Agreement, dated January 4, 2012, in relation to a loan agreement dated July 23, 2008 by and between Cretan Traders Inc. and Norddeutsche Landesbank Girozentrale relating to a term loan facility of up to $126,400,000, as amended and supplemented

4.80	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein for a maximum of $562,500,000, incorporated by reference to Exhibit 10.6 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540), filed with the SEC on October 20, 2008

4.81	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G.

and certain financial institutions listed therein for a maximum of $562,500,000, incorporated by reference to Exhibit 10.7 to the Company’s Post-Effective Amendment to an Automatic Shelf Registration Statement on Form POSASR (File No. 333-146540), filed with the SEC on October 20, 2008

4.82	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.83	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.84	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.85	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.86	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.78 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.87	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.79 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.88	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.80 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.89	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.81 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.90	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.91	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.92	Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, as amended, incorporated by reference to Exhibit 4.84 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.93	Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.85 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.94	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, as amended and supplemented, incorporated by reference to Exhibit 10.32 of the Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.95	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, as amended and supplemented, incorporated by reference to Exhibit 10.33 of the Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.96	Amendment Agreement to the Credit Agreement, dated August 10, 2011, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein, incorporated by reference to Exhibit 10.34 of the Registration Statement on Form F-4/A of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on
August 17, 2011

4.97	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among the Company, Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein, incorporated by reference to exhibit 10.34 of the Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.98	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among the Company, Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein, incorporated by reference to exhibit 10.35 of the Company’s Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.99	Guarantee, Revolving Credit and Term Loan Facility Agreement, dated September 17, 2008, by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000, incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009

4.100	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000, incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.101	Amendment and Restatement Agreement, dated November 19, 2009, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000, incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010

4.102	Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000, incorporated by reference to Exhibit 4.118 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.103	Loan Agreement, dated February 7, 2011, by and among Olympian Zeus Owners Inc., Olympian Apollo Owners Inc. and Nordea Bank Finland, plc, London Branch and certain financial institutions listed therein relating to a term loan of up to $70,000,000, incorporated by reference to Exhibit 4.119 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.104	Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc. and Nordea Bank Finland plc, London Branch and certain financial institutions listed therein relating to a credit facility of $800,000,000, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.105	Loan Agreement, dated October 26, 2011, by and among Olympian Ares Owners Inc., Olympian Artemis Owners Inc., Olympian Demeter Owners Inc. and Olympian Poseidon Owners Inc. and ABN AMRO Bank N.V. and the Export-Import Bank of Korea and certain banks and financial institutions listed therein relating to a loan of $141,350,000

4.106	Loan Agreement, dated February 14, 2012, for a loan of up to $122,580,000, by and between Oceanview Owners Limited, Oceansurf Owners Limited and Oceancentury Owners Limited and China Development Bank Coproration and Bank of China

4.107	Commitment Letter, dated February 13, 2012, by and between the Company and HSH Nordbank AG

4.108	Amended and Restated Loan Agreement, dated February 12, 2008, between OceanFreight and Nordea Bank plc and and the banks and financial institutions listed therein, relating to a $325,000,000 senior secured credit facility and a $125,000,000 secured term loan facility, incorporated by reference to Exhibit 4.5 to the Annual Report of OceanFreight for the fiscal year ended December 31, 2007, filed with the SEC on March 7, 2008

4.109	First Amendatory Agreement to an Amended and Restated Loan Agreement, dated February 12, 2008, between OceanFreight and Nordea Bank plc and and the banks and financial institutions listed therein, relating to a $325,000,000 senior secured credit facility and a $125,000,000 secured term loan facility, incorporated by reference to Exhibit 4.9 of the Report on Form 6-K of OceanFreight, filed with the SEC on February 2, 2009

4.110	Second Amendatory Agreement, dated August 8, 2011, amending and supplementing the Amended and Restated Loan Agreement, dated as of February 12, 2008, between OceanFreight Inc. and Nordea Bank Finland PLC and the banks and financial institutions listed therein, relating to a $325,000,000 senior secured credit facility as amended by a First Amendatory Agreement dated January 9, 2009

4.111	Guarantee, dated August 23, 2011, by the Company in favor of Nordea Bank Finland PLC, New York Branch, relating to an Amended and Restated Loan Agreement, dated February 12, 2008, as amended by a First Amendatory Agreement, dated January 9, 2009, by and between certain subsidiaries of OceanFreight Inc. and Nordea Bank Finland plc and the banks and financial institutions listed therein, relating to a $325,000,000 senior secured credit facility

4.112	Loan Agreement, dated April 20, 2011, by and between Olympian Hera Owners Inc. and DVB Bank SE and the banks and financial institutions listed therein relating to a term loan of up to $32,312,500

4.113	Share Lending Agreement, dated November 19, 2009, between the Company and Deutsche Bank AG, London Branch, incorporated by reference to Exhibit 4 to the Company’s Report on Form 6-K, filed with the SEC on November 25, 2009

4.114	Equity Underwriting Agreement, dated April 21, 2010, by and between the Company, Deutsche Bank and Deutsche Bank AG, London Branch relating to the issuance of loan of up to 10,000,000 shares of common stock by the Company, incorporated by reference to Exhibit 2 to the Company’s Report on Form 6-K, filed with the SEC on April 27, 2010

4.115	Underwriting Agreement, dated April 21, 2010, by and between the Company and Deutsche Bank Securities Inc. relating to the offering of 5.00% Convertible Senior Notes Due 2014 by the Company, incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on April 27, 2010

4.116	Share Lending Agreement, dated April 21, 2010, by and between the Company and Deutsche Bank AG, London Branch, incorporated by reference to Exhibit 3 to the Company’s Report on Form 6-K, filed with the SEC on April 27, 2010

4.117	Sales Agreement, dated September 7, 2010, by and between the Company and Deutsche Bank Securities Inc., incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on September 7, 2010

4.118	Form of Vessel Management Agreement, dated September 1, 2010, by and between the Company and Cardiff, incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on September 7, 2010

4.119	Form of Vessel Management Agreement, dated January 1, 2011, by and between the Company and TMS Bulkers Ltd., incorporated by reference to Exhibit 4.112 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.120	Form of Vessel Management Agreement, dated December 28, 2010, by and between the Company and TMS Tankers Ltd., incorporated by reference to Exhibit 4.113 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.121	Consultancy Agreement, dated September 1, 2010, by and between the Company and Vivid Finance Inc., incorporated by reference Exhibit 2 to the Company’s Report on Form 6-K, filed with the SEC on September 7, 2010, incorporated by reference to Exhibit 4.114 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.122	Global Services Agreement, dated December 1, 2010, by and between the Company and Cardiff Marine Inc., incorporated by reference to Exhibit, incorporated by reference to Exhibit 4.115 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.123	Drillship Master Agreement, dated November 22, 2010, by and between the Company and Samsung Heavy Industries Co., Ltd., incorporated by reference to Exhibit 4.116 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.124	Novation Agreement, dated December 30, 2010, by and between the Company, Ocean Rig UDW Inc. and Samsung Heavy Industries Co., Ltd., incorporated by reference to Exhibit 4.117 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.125	Addendum No. 1, dated May 16, 2011, to a Drillship Master Agreement, dated November 22, 2010, between the Company and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., the Company and Ocean Rig UDW, incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4 of Ocean Rig UDW (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.126	Addendum No. 2, dated January 27, 2012, to a Drillship Master Agreement, dated November 22, 2010, between the Company and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010 and as amended by Addendum No. 1 dated May 16, 2011, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F of Ocean Rig UDW for the fiscal year ended December 31, 2011, filed with the SEC on March 13, 2012

4.127	Agreement and Plan of Merger, dated July 26, 2011, by and among the Company, Pelican Stockholdings and OceanFreight, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 of Ocean Rig UDW (File No. 333-176641), filed with the SEC on September 1, 2011

4.128	Purchase and Sale Agreement, dated July 26, 2011, by and among the Company, OceanFreight, Basset Holdings

Inc., Steel Wheel Investments Limited and Haywood Finance Limited, incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 of Ocean Rig UDW (File No. 333-176641), filed with the SEC on September 1, 2011

4.129	Form of Vessel Management Agreement, dated June 15, 2010, between OceanFreight and TMS Dry, incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F of OceanFreight, filed with the SEC on April 14, 2011

4.130	Form of Novation Agreement, dated December 30, 2011, between the Company, TMS Dry and TMS Bulkers

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.3	Consent of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou Sofianos & Cambanis S.A.)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2010 and 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009, 2010 and 2011; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011; and (v) the Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: March 15, 2012	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting Ernst & Young (Hellas) Certified Auditors Accountants S.A	F-3
Report of Independent Registered Public Accounting Firm (Ernst & Young AS)	F-4
Report of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou, Sofianos & Cambanis S.A.)	F-5
Consolidated Balance Sheets as of December 31, 2010 and 2011	F-6
Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011	F-7
Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2010 and 2011	F-8
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009, 2010 and 2011	F-9
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011	F-11
Notes to Consolidated Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of DryShips Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011. Our audit also included the financial statement schedule listed in Item 18.1. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DryShips Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of DryShips Inc.

We have audited DryShips Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DryShips Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, DryShips Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DryShips Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive income, stockholders’s equity and cash flows for each of the two years in the period ended December 31, 2011 of DryShips Inc. and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 15, 2012

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

/s/ Ernst & Young AS

Stavanger, Norway, April 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips, Inc.

We have audited the accompanying consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows of DryShips, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2009. Our audit also included the 2009 financial statement schedule listed in the Index at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We did not audit the consolidated financial statements of Ocean Rig UDW and subsidiaries (a consolidated subsidiary) for the year ended December 31, 2009, which statements reflect total revenues constituting 47% of the related consolidated total for that year. Those statements were audited by other auditors whose report (which as to 2009 included explanatory paragraph relating to the restatement discussed in Note 1b to the consolidated financial statements) has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ocean Rig UDW and subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the Company’s operations and cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the 2009 basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company’s inability to comply with financial covenants under its original loan agreements, its negative working capital position and other matters raise substantial doubt about its ability to continue as a going concern. The 2009 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1b to the consolidated financial statements, the accompanying 2009 financial statements have been restated to correct a misstatement. As discussed in the financial statement schedule listed in the Index at Item 18, the 2009 financial statement schedule has been restated to correct a misstatement.

April 7, 2010 (April 15, 2011 as to the effects of the restatement discussed in Note 1b to the consolidated financial statements and in the financial statement schedule listed in the Index at Item 18)

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

DRYSHIPS INC.

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$251,143
Restricted cash (Note 2)	578,311	72,765
Trade accounts receivable, net of allowance for doubtful receivables of $3,237 and $18,420	25,204	139,971
Due from related parties (Note 4)	20,939	26,146
Financial instruments (Note 12)	1,538	—
Other current assets (Note 5)	47,588	104,228

Total current assets	1,065,110	594,253

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and acquisitions (Note 6)	2,072,699	1,027,889
Vessels, net (Note 7)	1,917,966	1,956,270
Drilling rigs, drillships, machinery and equipment, net (Note 7)	1,249,333	4,587,916

Total fixed assets, net	5,239,998	7,572,075

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	195,517	332,801
Intangible assets, net (Note 9)	10,506	9,062
Above-market acquired time charter and drilling contracts (Note 9)	1,170	40,102
Other non-current assets (Note 10)	472,193	73,396

Total other non-current assets	679,386	455,361

Total assets	$6,984,494	$8,621,689

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$731,232	$429,149
Accounts payable and other current liabilities	14,009	58,774
Accrued liabilities	67,554	119,838
Due to related parties (Note 4)	—	7,518
Deferred revenue	49,937	50,052
Financial instruments (Note 12)	72,703	100,104

Total current liabilities	935,435	765,435

NON-CURRENT LIABILITIES
Below-market acquired time charter and drilling contracts (Note 9)	854	—
Long-term debt, net of current portion (Note 11)	1,988,460	3,812,686
Financial instruments (Note 12)	159,376	102,346
Other non-current liabilities (Note 15)	840	2,560

Total non-current liabilities	2,149,530	3,917,592

COMMITMENTS AND CONTINGENCIES (Note 16)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2010 and 2011; 100,000,000 shares designated as Series A Convertible preferred stock; 52,238,806 and 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2010 and 2011, respectively (Note 13)	522	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2010 and 2011; 369,649,777 and 424,762,094 shares issued and outstanding at December 31, 2010 and 2011, respectively (Note 13)	3,696	4,247
Treasury stock; $0.01 par value; 0 and 1,000,000 shares at December 31, 2010 and 2011, respectively (Note 11)	—	(10)
Additional paid-in capital (Note 13)	2,955,018	2,908,950
Accumulated other comprehensive loss	(38,754)	(28,610)
Retained earnings	335,345	260,751

Total Dryships Inc. stockholders’ equity	3,255,827	3,145,328
Non controlling interests	643,702	793,334

Total equity	3,899,529	3,938,662

Total liabilities and stockholders’ equity	$6,984,494	$8,621,689

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Operations

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010	2011

REVENUES:
Voyage revenues	444,385	457,804	378,013
Leasing revenues	223,774	141,211	112,118
Service revenues	151,675	260,730	587,531

Total Revenues (Note 2 and 20)	$819,834	$859,745	$1,077,662

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 2 and 18)	28,779	27,433	20,573
Vessel, drilling rigs and drillships operating expenses (Note 18)	201,887	190,614	373,122
Depreciation and amortization (Note 7 and 9)	196,309	192,891	274,281
Loss/(Gain) on sale of assets, net	(2,045)	(9,435)	3,357
Gain on contract cancellation (Note 7)	(15,270)	—	(6,202)
Contract termination fees and forfeiture of vessel deposits (Note 4 and 6)	259,459	—	—
Vessel impairment charge (Note 7 and 12)	1,578	3,588	144,688
Gain on insurance proceeds	—	—	(25,064)
General and administrative expenses	90,823	87,264	114,282

Operating income/(loss)	58,314	367,390	178,625

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 19)	(84,430)	(67,825)	(151,403)
Interest income	10,414	21,866	16,575
Gain/(loss) on interest rate swaps (Note 12)	23,160	(120,505)	(68,943)
Other, net (Note 12)	(6,692)	9,960	5,288

Total expenses, net	(57,548)	(156,504)	(198,483)

INCOME /(LOSS) BEFORE INCOME TAXES	766	210,886	(19,858)
Less: Income taxes (Note 22)	(12,797)	(20,436)	(27,428)

NET INCOME/(LOSS)	(12,031)	190,450	(47,286)
Less: Net income attributable to non controlling interests (Note 2)	(7,178)	(2,123)	(22,842)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(19,209)	$188,327	$(70,128)

NET INCOME/(LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 21)	$(26,706)	$172,564	$(74,594)

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC (Note 21)	$(0.13)	$0.64	$(0.21)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC (Note 21)	209,331,737	268,858,688	355,144,764

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, DILUTED (Note 21)	$(0.13)	$0.61	$(0.21)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, DILUTED (Note 21)	209,331,737	305,425,852	355,144,764

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Comprehensive Income/(Loss)

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2009	2010	2011
- Net income/(loss)	$(12,031)	$190,450	$(47,286)
Other comprehensive income/(loss:)
- Unrealized gain/(loss) on cash flows hedges	10,878	(5,495)	—
- Realized gain/(loss) on cash flows hedges associated with capitalized interest	—	(11,539)	—
- Unrealized gain/(loss) on senior notes	—	—	(1,350)
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	—	—	13,088
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	—	—	368
- Actuarial gains/(losses)	570	425	(942)

Other comprehensive income/(loss)	$11,448	$(16,609)	$11,164

Comprehensive income/(loss)	(583)	173,841	(36,122)
- Less: comprehensive income attributable to non controlling interests	—	(2,309)	(23,862)

Comprehensive income/(loss) attributable to Dryships Inc.	$(583)	$171,532	$(59,984)

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss		Total Dryships Inc. Stockholders Equity	Non controlling interests
	Shares	Par Value	Shares	Par Value	Shares	Par Value			Retained Earnings			Total Equity

BALANCE, December 31, 2008	—	$—	70,600,000	$706		$—	1,148,365	$(44,847)	$187,348	$1,291,572	$—	$1,291,572
- Net loss	—	—	—		—	—	—	—	(19,209)	(19,209)	7,178	(12,031)
- Issuance of common stock and warrants	—	—	209,645,000	2,096	—	—	1,027,967	—	—	1,030,063	—	1,030,063
- Issuance of non-vested shares	—	—	81,271	1	—	—	(1)	—	—	—	—	—
- Equity component of convertible notes	—	—	—	—	—	—	125,336	—	—	125,336	—	125,336
- Issuance of subsidiary shares to non controlling interest	—	—	—	—	—	—	(37,511)	9,738	—	(27,773)	385,898	358,125
- Issuance of Series A convertible preferred stock	52,238,806	522	—	—	—		267,478			268,000	—	268,000
- Acquisition of non controlling interest	—	—	—	—	—	—	84,814	(6,331)	—	78,483	(396,483)	(318,000)
- Shareholder’s contribution of cancellation fees for vessels acquisitions	—	—	—	—	—	—	19,958	—	—	19,958	—	19,958
- Other comprehensive income	—	—	—	—	—	—	—	8,041	—	8,041	3,407	11,448
- Amortization of stock based compensation	—	—	—	—	—	—	38,071	—	—	38,071	—	38,071
- Dividends on preferred stock	—	—	—	—	—	—	7,497	—	(7,497)	—	—	—

BALANCE, December 31, 2009	52,238,806	522	280,326,271	2,803	—	—	2,681,974	(33,399)	160,642	2,812,542	—	2,812,542
- Net income	—	—	—				—	—	188,327	188,327	2,123	190,450
- Issuance of common stock	—	—	84,818,706	848	—	—	341,026	—	—	341,874	—	341,874
- Issuance of non-vested shares	—	—	4,504,800	45	—	—	(45)	—	—	—	—	—
- Equity component of convertible notes and other	—	—	—	—	—	—	74,500	—	—	74,500	—	74,500
- Acquisition of subsidiary shares from non controlling interest	—	—	—	—	—	—	(16,038)	309	—	(15,729)	—	(15,729)
- Issuance of subsidiary shares to non controlling interest	—	—	—	—	—	—	(164,223)	11,131	—	(153,092)	641,393	488,301
- Other comprehensive loss	—	—	—	—	—	—	—	(16,795)	—	(16,795)	186	(16,609)
- Amortization of stock based compensation	—	—	—	—	—	—	24,200	—	—	24,200	—	24,200
- Dividends on preferred stock	—	—	—	—	—	—	13,624	—	(13,624)	—	—	—

DRYSHIPS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Series A Convertible Preferred Stock		Common Stock					Accumulated Other Comprehensive Loss		Total Dryships Inc. Stockholders Equity
	Shares	Par Value	Shares	Par Value	Treasury Shares	Stock Par Value	Additional Paid-in Capital		Retained Earnings		Non controlling interests	Total equity

BALANCE December 31, 2010	52,238,806	$522	369,649,777	$3,696	—	$—	$2,955,018	$(38,754)	$335,345	$3,255,827	$643,702	$3,899,529
- Net income/(loss)	—	—	—	—	—	—	—	—	(70,128)	(70,128)	22,842	(47,286)
- Issuance of non-vested shares	—	—	9,016,800	90	—	—	(90)	—	—	—	—	—
- Issuance of preferred stock	6,532,979	65	—	—	—	—	(65)	—	—	—	—	—
- Conversion of preferred stock into common stock	(58,771,785)	(587)	46,095,517	461	—	—	126	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(1,000,000)	(10)	10	—	—	—	—	—
- Issuance of subsidiary shares to non controlling interest	—	—	—	—	—	—	(77,083)	1,852	—	(75,231)	123,918	48,687
- Other comprehensive income	—	—	—	—	—	—	—	8,292	—	8,292	2,872	11,164
- Amortization of stock based compensation	—	—	—	—	—	—	26,568	—	—	26,568	—	26,568
- Dividends on preferred stock	—	—	—	—	—	—	4,466	—	(4,466)	—	—	—

BALANCE December 31, 2011	—	—	424,762,094	$4,247	(1,000,000)	$(10)	$2,908,950	$(28,610)	$260,751	$3,145,328	$793,334	$3,938,662

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2009	2010	2011
Cash Flows from Operating Activities:
Net income / (loss)	$(12,031)	$190,450	$(47,286)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	196,309	192,891	274,281
Commitments fees on undrawn line of credit	5,760	6,376	—
Amortization, write off of deferred financing fees	12,940	11,866	30,156
Amortization of convertible senior notes debt discount	1,769	26,516	34,144
Amortization of fair value of acquired time charters and drilling contracts	(9,462)	(5,557)	7,534
Amortization of cash flow hedge reserve	(5,262)	(11,539)	13,088
Vessel impairment charge	1,578	3,588	144,688
Loss (Gain) on sale of assets, net	(2,045)	(9,435)	3,357
Gain on contract cancellation	(15,270)	—	(6,202)
Gain on vessel insurance proceeds	—	—	(25,064)
Gain on sale of notes	—	—	(1,406)
Forfeiture of advances for vessel acquisitions	93,158	—	—
Contract termination fees	99,205	—	—
Amortization of stock based compensation	38,071	24,200	26,568
Interest income on restricted cash	(6,997)	(6,205)	(4,318)
Change in fair value of derivatives	(60,230)	48,439	(38,155)
Security deposits for derivatives	(9,100)	(37,900)	45,500
Amortization of free lubricants benefit	(333)	(24)	(15)
Changes in operating assets and liabilities:
Trade accounts receivable	(14,240)	41,477	(114,420)
Due from related parties	(15,451)	6,610	(5,211)
Other current assets	(16,059)	(6,208)	(49,662)
Accounts payable and other current liabilities	1,259	(10,336)	29,567
Pension liability	(142)	1,415	1,002
Accrued liabilities	13,887	14,133	45,561
Due to related parties	—	—	(5,805)
Other non - current assets	126	—	(2,351)
Deferred revenue	(3,316)	(2,956)	(1,116)

Net Cash Provided by Operating Activities	294,124	477,801	354,435

Cash Flows from Investing Activities:
Vessel insurance proceeds	516	—	58,200
Business acquisitions, net of cash acquired	—	—	(58,743)
Cash from acquisition of drillships	248	—	—
Purchase of notes	—	—	(75,000)
Sale of notes	—	—	58,406
Advances for vessel acquisitions / rigs and drillships under construction	(129,889)	(890,098)	(2,221,427)
Delivery payment for rig/drillships under construction	—	(294,569)	—
Option for future construction of rigs/drillships	—	(99,024)	—
Vessel acquisitions and improvements	(48,542)	(43,448)	—
Drilling rigs, drillships, equipment and other improvements	(14,540)	(10,136)	(78,480)
Proceeds from sale of vessels and contract cancellation	45,433	73,317	119,059
Proceeds from sale of subsidiary	100	—	—
Increase in restricted cash	(35,363)	(416,790)	—
Decrease in restricted cash	12,087	—	375,591

Net Cash Used in Investing Activities	(169,950)	(1,680,748)	(1,822,394)

	Year ended December 31,
	2009	2010	2011

Cash Flows from Financing Activities:
Proceeds from issuance of convertible notes	447,810	237,202	—
Proceeds from long-term credit facility	855	8,250	2,555,102
Proceeds from short-term credit facility	150,000	300,000	—
Payments of short-term credit facility	(355,052)	(247,717)	(300,000)
Principal payments and repayments of long-term debt	(874,344)	(217,726)	(877,793)
Net proceeds from common stock issuance	950,555	341,774	—
Net proceeds from sale in ownerships of subsidiary	—	488,301	—
Proceeds from share-lending arrangement	261	100	—
Acquisition of non controlling interests	(50,000)	—	—
Payment of financing costs	(4,204)	(8,876)	(49,737)

Net Cash Provided by Financing Activities	265,881	901,308	1,327,572

Net increase/ (decrease) in cash and cash equivalents	390,055	(301,639)	(140,387)
Cash and cash equivalents at beginning of year	303,114	693,169	391,530

Cash and cash equivalents at end of year	$693,169	$391,530	$251,143

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$63,814	$58,851	$34,117
Income taxes	13,233	19,803	23,199

Non cash financing and investing activities:
Issuance of non-vested shares	1	45	90
Issuance of common stock and warrants for termination agreements	79,247	—	—
Deemed shareholders contribution	19,958	—	—
Fair value of shares issued for the acquisition of non controlling interest	268,000	—	—
Difference between the consideration received and the equity attributed to non-controlling interest	357,877	153,092	—
Fair value of preferred share dividend	$7,497	$13,624	$4,466

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

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

Customers individually accounting for more than 10% of the Company’s voyage revenues and drilling rig revenues during the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year ended December 31,
	2009	2010	2011
Customer A - Drilling rig segment	27%	26%	21%
Customer B - Drilling rig segment	—	20%	12%
Customer C - Drilling rig segment	19%	—	—
Customer D - Drilling rig segment	—	—	24%

b. Restatement of Financial Statements for 2009

Subsequent to the issuance of the Company’s 2009 consolidated financial statements, and prior to the issuance of the Company’s 2010 consolidated financial statements the Company’s management determined that the amount of interest capitalized pursuant to ASC 835-20, Capitalization of Interest (ASC 835-20) for four drillships under construction for the year ended December 31, 2009 was erroneously calculated. The correction of the errors resulted in a decrease in interest and finance costs by $7.9 million for the year ended December 31, 2009.

In addition, the Company erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30) the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rates debts, (interest of which was being capitalized as cost of drillships under construction) by immediately reclassifying the entire settlement payments from accumulated other comprehensive loss (“AOCL”) to interest and finance costs in the statement of operations. Accordingly, a portion of the settlement payments on the interest rate swaps was reclassified back to AOCL and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation. The correction of the erroneous application of ASC 815-30 resulted in a decrease in interest and finance costs by $5.3 million for the year ended December 31, 2009.

The total impact of the foregoing errors on the consolidated statement of cash flows was a $7.9 million increase in Net cash provided by operating activities and a corresponding $7.9 million increase in Net cash used in investing activities for the year ended December 31, 2009. The above errors were corrected in the Company’s previously issued financial statements.

2. Significant Accounting policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of DryShips and its wholly/majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Where necessary, comparatives have been reclassified to conform to changes in presentation in the current year.

(b) Business Combinations: The Company uses the acquisition method of accounting under the authoritative guidance on business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the the Consolidated Statements of Operations. The acquired company’s operating results are included in the Company’s consolidated financial statements starting on the date of acquisition.

The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed. When the fair value of net assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain.

(c) Intangible assets: The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible assets/liabilities	Years
Tradenames	10
Software	10
Fair value of above market acquired time charters/ drilling contracts	Over remaining contract term
Fair value of below market acquired time charters/ drilling contracts	Over remaining contract term

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

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(d) Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Comprehensive Income/(Loss): The Company’s comprehensive income/(loss) is comprised of net income, actuarial gains/losses related to the adoption and implementation of ASC 715, “Compensation-Retirement Benefits”, as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 “Derivatives and Hedging” and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 “Derivatives and Hedging”.

(f) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g) Restricted Cash: Restricted cash may include: (i) cash collateral required under the Company’s financing and forward freight arrangements (“FFAs”), (ii) retention accounts which can only be used to fund the loan installments coming due, (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company’s loan agreements, (iv) taxes withheld from employees and deposited in designated bank accounts, (v) amounts pledged as collateral for bank guarantees to suppliers and (vi) amounts pledged as collateral for credit facilities.

(h) Trade Accounts Receivable net: The amount shown as trade accounts receivable, at each balance sheet date, includes receivables from customers for hire of vessels, drilling rigs and drillships, freight and demurrage billings, net of allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.

(i) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps, foreign currency contracts and forward freight agreements). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company’s major customers are oil companies, which reduces its credit risk. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company has made advances for the construction of vessels and drillships to the yards. The ownership of the vessels and drillships is transferred from the yard to the Company at delivery. The credit risk of the advances is, to a large extent, reduced through refund guarantees issued by financial institutions.

As of December 31, 2011, cumulative installment payments made to the yards amounted to approximately $961,102 for the vessels and drillships under construction. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, covering pre-delivery installments if the contract is rescinded in accordance with the terms of the contract. The irrevocable letters of guarantee are issued by financial institutions.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(j) Advances for vessels and drillships under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels and drillships as well as other expenses incurred directly or under a management agreement with a related party in connection with on sight supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels and drillships under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment (Owners Furnished Equipment), spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(k) Capitalized interest: Interest expense is capitalized during the construction period of rigs, drillships and vessels based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2009, 2010 and 2011 amounted to $31,383, $78,451 and $76,068, respectively (Note 19).

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

(o) Fixed Assets, Net:

(i) Drybulk and tanker carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Until December 31, 2010, the Company depreciated its vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $120 per lightweight ton. From January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. The Company has taken this decision as steel prices and related scrap values have increased substantially over the past

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(o) Fixed Assets, Net - (continued):

ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values is a decrease in depreciation expense. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections,” is the decrease of net loss for the year ended December 31, 2011 by $3,878, or $0.01 per weighted average number of shares, basic and diluted.

(ii) Drilling rigs and drillships are stated at cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig or drillship machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig or drillship. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years. The residual values of the drilling rigs and drillships are estimated at $35 million and $50 million, respectively.

(iii) IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over 5 years.

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

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has yet to complete a time charter or drilling contract, it is considered that the held for sale criteria discussed in guidance are not met until the time charter or drilling contract has been completed as the vessel/rig is not available for immediate sale. As a result, such vessels/rigs are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has no time charter or drilling contract to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels/rigs are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset’s carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2009 and 2010, while for 2011 an impairment of $5,917 was recognized in the accompanying consolidated statement of operations relating to one long live asset which was held for sale as of June 30, 2011.

(q) Fair value of above/below market acquired time charter or drilling contracts: In a business combination the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters or drilling contracts assumed when a vessel and/or rig is acquired. The value of the asset or liability at the date of delivery of a vessel or drilling rig/drillship is based on the difference between the current fair values of a contract with similar characteristics as the time charter or drilling contract assumed and the net present value of future contractual cash flows from the contract assumed. When the present value of the time charter or drilling contract assumed is greater than the current fair value of such contract, the difference is recorded as “Fair value of above market acquired time charter/drilling contracts”. When the opposite situation occurs, the difference is recorded as “Fair value of below market acquired time charter/drilling contracts”. Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter or drilling contract assumed.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(r) Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, rigs and drillships by obtaining vessel, rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel, rigs and drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’, rigs and drillships, future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, while $35,000 and $50,000 for drilling rigs and drillships respectively, in accordance with the Company’s vessels’ depreciation policy. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The Company’s analysis for the year ended December 31, 2011, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, rigs and drillhips. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment. While for the drilling segment there can be no assurance as to how long drilling rates and drilling rigs/drillships values will remain at their currently high levels or whether they will improve or the opposite by any significant degree. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable, and therefore, concluded that no impairment loss was necessary for 2009, 2010 and 2011. However, due to Company’s decision to sell certain vessels during the years and/or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge relating to assets held for use of $1,578, $3,588 and $144,688, for each of the years ended December 31, 2009, 2010 and 2011, respectively, was recognized (Notes 7 and 12).

(s) Dry-docking Costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels, drilling rigs and drillships.

(t) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs and drillships, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in operating expenses.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(u) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31, 2009, 2010 and 2011 amounted to $12,745, $9,249 and $27,182, respectively.

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

(w) Revenue and Related Expenses:

(i)	Drybulk Carrier and Tanker vessels:

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

Pooling Arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(w) Revenue and Related Expenses - (continued):

(ii)	Drilling Rigs and Drillships:

Revenues: The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents’ commissions. There are two types of drilling contracts: well contracts and term contracts.

(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

(b) Term contracts: Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

(x) Earnings/(loss) per Common Share: Basic earnings per common share are computed by divding net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

(y) Segment Reporting: The Company determined that it operates under three reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (Drybulk segment), as a provider of ultra deep water drilling services (Drilling segment) and as a provider of transportation services of crude and refined petroleum cargoes (Tanker segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii)	Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

(aa) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note12).

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

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(ac) Income Taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(ad) Pension and retirement benefit obligation: The Company has eight retirement benefit plans, of which three are managed and funded through Norwegian life insurance companies and three through international life insurance companies. The projected benefit obligations are calculated based on the projected unit credit method and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumptions may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company’s best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the captions “Other non-current liabilities” and “Other non-current assets” with an offsetting amount in “Accumulated other comprehensive income” for any amounts of actuary gains of losses or prior service cost that has not been amortized to income. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in “General and administrative expenses” and “Vessel, drilling rigs and drillships operating expenses”. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(ae) Commitments and Contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(af) Recent accounting pronouncements:

In May 2011, the Financial Accouting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (“ASU 2011-04”). ASU 2011-04 amends Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements”, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company’s fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(af) Recent accounting pronouncements:

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220)”, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, “Comprehensive income”, and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this ASU have been adopted by the Company in the accompanying consolidated financial statements and, as a result, the consolidated financial statements for the years ended December 31, 2009 and 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders’ equity.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

3. Working capital

As of December 31, 2009, the Company had obtained waivers for the loan covenant breaches under its facilities except for its $230 million loan facilities. On that balance sheet date, as a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facilities, as well as theoretical technical defaults on waivers expiring in 2010, the Company classified all of the Company’s affected debt as current liabilities.

As the Company believed it would receive the necessary additional financing, the consolidated financial statements for the year ended December 31, 2009, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt.

As of December 31, 2010, the Company was in compliance, had waivers or had the ability to remedy breaches, if any, of financial covenants related to its credit facilities.

At December 31, 2011, the Company’s current liabilities exceeded its current assets by $171,182. In addition and as further discussed in Note 16 the Company’s expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2012 amount to $463,476. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in 2012 may not be sufficient to cover the Company’s ongoing working capital requirements and capital commitments. The Company expects to finance its capital commitments with cash on hand, operational cash flow and debt or equity issuances.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31, 2010	December 31, 2011
Balance Sheet
Due to related party - Cardiff	$—	(671)
Due to related party - Tri-Ocean Heidmar	—	(43)
Due to related party - TMS Dry	—	(6,804)

Due to related party - Total	—	(7,518)

Due from related party - TMS Bulkers	—	19,579
Due from related party - TMS Tankers	—	6,324
Due from related party - Cardiff Marine	20,939	—
Due from related party - Sigma and Blue Fin pool	—	243

Due from related party - Total	20,939	26,146

Advances for vessels and drillships under construction - Cardiff/TMS Bulkers/ TMS Tankers, for the year	5,321	8,484
Vessels, drilling rigs, drillships, machinery and equipment, net - Cardiff/TMS Tankers, for the year/period	430	9,195
Accounts payable and other current liabilities - Sigma Pool	—	111
Other current assets - Sigma and Blue Fin pool	—	3,635
Other non-current assets - Sigma and Blue Fin pool	—	675
Other non-current assets - TMS Dry	$—	$4,140

	December 31,
Statement of Operations	2009	2010	2011
Voyage Revenues - Sigma and Blue Fin pool.	$—	$—	$12,655
Voyage expenses - Cardiff Marine Inc.	(5,437)	(5,614)	—
Voyage expenses - TMS Tankers	—	—	(158)
Voyage expenses - TMS Bulkers	—	—	(4,420)
Voyage expenses - TMS Dry	—	—	(236)
Gain on sale of assets - commissions - Cardiff Marine Inc.	(308)	(772)	—
Gain on sale of assets - commissions - TMS Bulkers	—	—	(1,166)
Contract termination fees and forfeiture of vessel deposits	(25,350)	—	—
General and administrative expenses:
- Consultancy fees - Fabiana Services S.A.	(2,802)	(7,598)	—
- Management fees - Cardiff Marine Inc.	(17,941)	(20,139)	—
- Management fees - TMS Tankers	—	—	(2,293)
- Management fees - TMS Bulkers	—	—	(26,771)
- Management fees - TMS Dry	—	—	(1,602)
- Consultancy fees - Vivid	—	(1,700)	(5,958)
- SOX fees - Cardiff Marine Inc.	(3,056)	(1,983)	—
- Rent	(13)	(12)	(29)
- Amortization of CEO stock based compensation	$(37,804)	$(24,009)	$(26,447)

                                 (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company’s drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. (“TMS Bulkers”), which replaced the Company’s management agreements with Cardiff Marine Inc. (“Cardiff”), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company’s tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. (“TMS Tankers”) together the “Managers”. The Managers are beneficially majority owned by George Economou.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers’ commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company’s previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,943 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012 the fixed management fee was adjusted by 3% to Euro 1,545.

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $648 based on the Euro/U.S. Dollar exchange rate as of December 31, 2011) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers’ commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessels under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,202 based on the Euro/U.S. Dollar exchange rate at December 31, 2011), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012 the fixed management fee was adjusted by 3% to Euro 1,751.

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the Company’s ownership the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

Each management agreement has an initial term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average U.S. Dollar rate on the invoice date.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Dry Ltd.: OceanFreight Inc. (“OceanFreight”) which was acquired by the Company on August 24, 2011, contracted the technical and commercial management of its drybulk vessels to TMS Dry Ltd. (“TMS Dry”), a related party entity beneficially majority owned by the Company’s Chairman, President and Chief Executive Officer, Mr. George Economou.

TMS Dry was engaged under separate vessel management agreements directly by OceanFreight’s wholly-owned, vessel - owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also superintendent’s fee per vessel plus expenses for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreements are terminated for any reason other than TMS Dry’s default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($1,943 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) for the drybulk vessels. TMS Dry is also entitled to (i) a discretionary incentive fee; (ii) extra superintendents’ fees of Euro 500 ($648 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) per day; (iii) a commission of 1.25% on charter hire agreements; and (iv) a commission of 1% of the purchase price on sale or purchases of vessels in OceanFreight’s fleet. Furthermore, TMS Dry is entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision costs.

On July 25, 2011, OceanFreight, TMS Dry and TMS Bulkers entered into an agreement providing for the termination of the management agreements with TMS Dry upon completion of the merger (Note 8). Under this agreement TMS Dry received (a) $6,600 due to the change of control and waived its contractual entitlement to seek fees for three years; and (b) $2,400 commission due to the merger transaction. Effective January 1, 2012, the Company entered into novation agreements for each of the eleven OceanFreight vessels and hulls with TMS Bulkers. The terms are identical to those in the previous management agreements with TMS Dry, taking into account, the adjustments in TMS Bulkers in 2012.

Transactions with TMS Dry in Euros were settled on the basis of the average USD rate on the invoice date.

Drillship Management Agreements with Cardiff: Effective December 21, 2010, the Company terminated its management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company had paid Cardiff a management fee of $40 per month per drillship for the Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced by the Vivid Finance Limited and the Global Services agreements discussed below.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company’s majority-owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig UDW”). Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company’s drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company’s drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the year ended December 31, 2011, the Company paid $2,357 as fees related to the Global Services Agreement regarding employment arrangements.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Cardiff Marine Inc.: The operations of the Company’s drybulk vessels were managed, prior to January 1, 2011, by Cardiff Marine Inc. (“Cardiff” or the “Manager”), a related technical and commercial management company incorporated in Liberia. The Manager also acted as the Company’s charter and sales and purchase broker. The Manager is beneficially majority-owned by George Economou the Company’s Chairman and Chief Executive Officer and members of his immediate family.

Up to August 31, 2010, the Company paid a management fee of Euro 607 ($786 at the Euro/U.S. Dollar exchange rate on December 31, 2011) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 ($137 at the Euro/U.S. Dollar exchange rate on December 31, 2011) per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 ($683 at the Euro/U.S. Dollar exchange rate on December 31, 2011) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 ($118 at the Euro/U.S. Dollar exchange rate on December 31, 2011) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 ($205 at the Euro/U.S. Dollar exchange rate on December 31, 2011) per person, per day of eight hours.

Cardiff provided the Company with financial accounts services in exchange for a fee of Euro 121 ($157 at the Euro/U.S. Dollar exchange rate on December 31, 2011) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 ($341,396 at the Euro/U.S. Dollar exchange rate on December 31, 2011) for services rendered by Cardiff in connection with the Company’s financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Effective September 1, 2010 and up to December 31, 2010, each drybulk ship-owning company entered into new management agreements with Cardiff. Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. Cardiff’s commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Each new vessel management agreement provided for a fixed management fee of Euro 1,500 ($1,943 based on the exchange rate at December 31, 2011) per vessel per day which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If the Company requested that Cardiff supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, the Company would pay Cardiff an upfront fee equal to 10% of the supervision cost budget for such vessel. For any additional attendance above the budgeted superintendent expenses, the Company would be charged extra at a standard rate of Euro 500 ($648 based on the exchange rate of December 31, 2011) per day. In addition, the Company would pay a commission to Cardiff of 1.25% of all monies earned by the vessel and a 1% purchase and sale commission. The management agreements further provided that in the Company’s discretion, it would pay Cardiff an annual performance incentive fee.

Each new vessel management agreement had a term of five years and would be automatically renewed for a five year period and thereafter extended in five year increments if notice of termination is not provided by the Company in the fourth quarter of the year immediately preceding the end of the respective term. Moreover, effective September 1, 2010 the Company terminated the agreement according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

George Economou: As the Company’s Chairman, Chief Executive Officer and principal shareholder, with a 14.2% shareholding, George Economou has the ability to exert influence over the operations of the Company.

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 14).

On January 21, 2009, the compensation committee of the Company’s board of directors (the “Compensation Committee”) approved a Euro 5.0 million ($7.0 million) bonus payable for CEO services rendered during 2008.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company’s common Stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for Chief Executive Officer services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011 respectively; and 1,500,000 shares to vest on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.5 million based on the exchange rate as of December 31, 2011).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company’s common stock payable for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited (“Vivid”), a company controlled by the Chairman, President and Chief Executive Officer of the Company’s, Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Private offering: A company controlled by Dryships’ Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of Ocean Rig UDW common shares, in the private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering (Note 13).

Legal services Mr. Savvas D. Georghiades, a member of the Ocean Rig UDW’s board of directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. In the years ended December 31, 2010 and 2011 the Company expensed and paid fees amounting to Euro 94,235 ($125 based on the Euro/U.S. Dollar exchange rate at December 31, 2010) and Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) respectively. No such fees were expensed or paid during 2009.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Tankers Saga, Daytona and Belmar are employed in the Sigma Tankers Inc. pool (“Sigma”) while tanker Vilamoura is employed in the Blue Fin Tankers Inc. pool (“Blue Fin”). In addition, upon the acquisition of OceanFreight and as of December 31, 2011, the Company has a receivable from Sigma and Blue Fin, related to Oceanfreight’s sold vessels Tigani and Olinda, respectively. The vessels were delivered to their new owners on May 4, 2010 and May 25, 2011, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. George Economou is a member of the Board of Directors of Heidmar Inc.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Steel Wheel Investments Limited: Under an agreement between OceanFreight and Steel Wheel Investments Limited (“Steel Wheel”), a company controlled by the OceanFreight’s former Chief Executive Officer, Antony Kandylidis, Steel Wheel provided consulting services to OceanFreight in connection with the duties of OceanFreight’s Chief Executive Officer for an annual fee plus a discretionary cash bonus, had been approved by the Compensation Committee of OceanFreight. Such fees and bonuses for the year ended December 31, 2011 amounted to Euro 318,082 ($411 based on the Euro/U.S. Dollar exchange rate at December 31, 2011).

On July 25, 2011, OceanFreight and Steel Wheel signed an addendum to the initial consultancy agreement providing for the termination of the agreement upon completion of OceanFreight’s merger with Dryships discussed above. Following the termination of the agreement Steel Wheel received $3,807 (Euro 2.7 million) as provided in the related change of control clause.

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

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Acquisition of Drillship Hulls 1837 and 1838 (subsequently named Ocean Rig Corcovado and Ocean Rig Olympia) On October 3, 2008, the Company’s then wholly owned subsidiary, Ocean Rig UDW, entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. (“Drillships Holdings”), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships for use in ultra deepwater drilling locations (Note 6). In connection with this transaction, Ocean Rig UDW issued to the sellers common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

The following table summarizes the aggregate fair values of assets acquired and liabilities assumed by the Company as of May 15, 2009:

Fair value of assets and liabilities acquired
Cash equivalents	$248
Advances for rigs and drillships under construction	625,445
Short-term borrowings (Note 11)	(31,102)
Other current liabilities	(7,656)
Long-term debt (Note 11)	(228,810)

Total fair value of net assets	$358,125

The carrying amount of the advances for rigs and drillships under construction was $447,445 as of the acquisition date. A fair value adjustment of $178,000 was made to the carrying amounts based on the fair value of the assets acquired. The carrying amounts of the remaining assets and liabilities acquired did not require fair value adjustments. No intangible assets were identified during the acquisition of Drillships Holdings.

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company’s Series A Convertible Preferred Stock with an aggregate face value of $280,000 (Note 13).

5. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2010	2011

Inventories	$2,836	$15,681
Deferred mobilization expenses	22,144	62,228
Prepayments and advances	15,430	15,750
Other	7,178	10,569

	$47,588	$104,228

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Drillships under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010 and 2011, the advances for vessels and drillships under construction and acquisitions are set forth below:

	December 31,
	2010	2011

Balance at beginning of year	$1,182,600	$2,072,699
Advances for vessels/drillships under construction and related costs	894,416	2,632,660
Vessels/drillships delivered	(4,317)	(3,677,470)

Balance at end of year	$2,072,699	$1,027,889

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

On February 17, 2010 the Company placed an order for two 76,000 dwt Panamax dry bulk vessels, namely hull number H1637A and H1638A, with an established Chinese shipyard, for a price of $33,050 each. The vessel Woolloomooloo (ex. H1637A) and Raraka (ex. H1638A) were delivered on February 6, 2012 and March 2, 2012, respectively. On November 22, 2010, the Company placed an order for twelve tanker vessels (six Aframax and six Suezmax), with an established Korean shipyard, for a total consideration of $771,000. On January 18, March 23, April 29, October 7, 2011 and January 3, 2012 the Company took delivery of its newbuilding tankers Saga, Vilamoura, Daytona, Belmar and Calida, respectively. The rest of the tankers are expected to be delivered during 2012 and 2013.

On January 3, March 30, July 28 and September 30, 2011 the Company’s majority owned subsidiary, Ocean Rig UDW, took delivery of its newbuilding drillships Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, respectively.

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 per vessel. The vessels are expected to be delivered in the third and the fourth quarters of 2012, respectively.

On April 18, 2011, April, 27, 2011 and June 23, 2011, pursuant to the drillship master agreement (Note 10), the Company’s majority owned subsidiary, Ocean Rig UDW exercised three of its six newbuilding drillship options under its contract with Samsung, and entered into shipbuilding contracts for three seventh generation ultra-deepwater drillships, namely NB#1, NB#2 and NB#3, for a total contractual cost of approximately $608,000, per drillship. To date the Company paid $726,681 to the shipyard in connection with the exercise of these options. Delivery of these hulls is scheduled for July 2013, September 2013 and November 2013, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Drillships under Construction and Acquisitions - continued:

Included in advances for vessels under construction is $31,822, which represents the fair value at the acquisition date of OceanFreight’s vessels under construction (Note 8).

On December 16, 2011, the Company placed an order for four 75,900 dwt Panamax ice class bulk vessels, namely hull number H1259, H1260, H1261 and H1262, with an established Chinese shipyard, for a price of $34,000 each. The first three vessels are expected to be delivered in the third quarter of 2014 and the last one in the fourth quarter of 2014.

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2009	$2,372,390	$(314,061)	$2,058,329
Additions/transfers from vessels under construction	43,448	—	43,448
Vessel disposals	(75,113)	12,689	(62,424)
Depreciation	—	(117,799)	(117,799)
Vessel impairment charge	(11,880)	8,292	(3,588)

Balance, December 31, 2010	2,328,845	(410,879)	1,917,966
Additions/transfers from vessels under construction	441,155	—	441,155
Vessel disposals	(116,600)	1,157	(115,443)
Vessel total constructive loss	(35,261)	2,125	(33,136)
Depreciation	—	(109,584)	(109,584)
Vessel impairment charge	(253,432)	108,744	(144,688)

Balance, December 31, 2011	$2,364,707	$(408,437)	$1,956,270

During 2009, the vessels Rapallo and Oliva were delivered to the Company for $70,507 and the vessel Paragon was sold for net proceeds of $30,163, resulting in a gain from the sale of $2,432. In addition, during 2009, the sale of vessels La Jolla and Toro were cancelled and a gain on contract cancellation of $15,270 was recognized, while the cancellation of the sale of vessel Lacerta resulting a gain of $6,202 that was recognized during 2011 (Note 16).

During 2010, the vessel Amalfi was delivered at a total cost of $43,448 while the vessels Delray, Iguana and Xanadu were sold for net proceeds of $73,317, resulting in net gain of $10,893. In addition, during 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for $26,500. The vessel was delivered to her new owners at April 4, 2011, realizing a total loss of $622. The Company performed an impairment review on the Primera as of December 31, 2010, to determine whether the change in the circumstances indicated that the carrying amount of the asset may not be recoverable. The Company’s review indicated that future undiscounted operating cash flows for the vessel Primera, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of approximately $3,588 was recognized and reflected in the accompanying consolidated statement of operations for the year ended December 31, 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment - continued:

On March 17, 2011, the Company’s vessel Oliva, was ran aground and sank in the South Atlantic ocean. The vessel was declared a total actual loss and the Company has collected all of the insurance proceeds.

On July 1, 2011, and August 24, 2011, the Company concluded Memoranda of Agreement for the sale of the vessels, Conquistador and Toro and on July 15, 2011 for the sale of vessels Brisbane and Samsara. An impairment loss of $106,187 was recognized in the statement of operations. The vessels Conquistador, Brisbane, Samsara and Toro were delivered to their new owners on July 25, 2011, September 6, 2011, August 24, 2011 and October 14, 2011, respectively, realizing a loss of $1,449.

During the second quarter of 2011, the Company concluded a Memorandum of Agreement for the sale of vessel La Jolla for a sale price of $20,200. The Company classified the vessel La Jolla as “held for sale” in the June 30, 2011 consolidated balance sheet, as all criteria required for its classification as “Vessel held for sale” were met and an impairment loss of $5,917 was recognized as a result of the reduction of the vessel’s carrying amount to its fair value less cost to sell. The vessel was delivered to her new owners at September 21, 2011 realising a loss of $527.

On February 10, 2012, the Company concluded two Memoranda of Agreement for the sale of vessels Avoca and Padre and one expected to be concluded in March 2012 for the sale of vessel Positano, for a sale price of $118,000 in the aggregate. The Company has not classified the above vessels as “held for sale” in the accompanying consolidated balance sheet, as of December 31, 2011, as all criteria required for their classification as “Vessels held for sale” were not met. An impairment loss of $32,584 in the aggregate, was recognized, as a result of the reduction of the vessels’ carrying amount to their fair value. The vessels were delivered to their new owners on February 22, 2012 and February 24, 2012, respectively. The vessel Positano is expected to be delivered to her new owners in the second quarter of 2012.

Vessel cost at December 31, 2011 includes $187,000, representing the fair value of OceanFreight’s vessels at the acquisition date (Note 8).

Drilling rigs, drillships, machinery and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	$1,453,391	$(123,750)	$1,329,641
Additions	6,834	—	6,834
Disposals	(18,595)	5,104	(13,491)
Depreciation	—	(73,651)	(73,651)

Balance, December 31, 2010	1,441,630	(192,297)	1,249,333
Additions	3,502,233	—	3,502,233
Disposals	(1,147)	381	(766)
Depreciation	—	(162,884)	(162,884)

Balance December 31, 2011	$4,942,716	$(354,800)	$4,587,916

As of December 31, 2011, all of the Company’s vessels, drilling rigs and drillships, have been pledged as collateral to secure the bank loans (Note 11).

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of OceanFreight:

On July 26, 2011, DryShips and OceanFreight, entered into a definitive merger agreement for a subsidiary of DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW.

Simultaneously with the execution of the merger agreement described above, a subsidiary of the Company, entities controlled by Mr. Kandylidis and OceanFreight entered into a separate purchase agreement, pursuant to which the subsidiary of DryShips acquired 3,000,856, or approximately 50.5%, of the outstanding shares of OceanFreight common stock from entities controlled by Mr. Kandylidis, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This transaction closed on August 24, 2011.

The acquisition of the majority voting common shares of OceanFreight was accounted for under the purchase method of accounting. The Company began consolidating OceanFreight from August 24, 2011 (the acquisition date of OceanFreight), as of which date the results of operations of OceanFreight are included in the accompanying consolidated statement of operations for the year ended December 31, 2011. The preliminary purchase price allocation is as follows:

Assets:
Current assets	$12,353
Vessels	187,000
Vessels under construction	31,822
Above-market acquired time charters	47,320
Other non current assets	7,589

Total assets acquired	286,084

Liabilities:
Current liabilities, excluding current portion of long-term bank debt and current portion of financial instruments	23,774
Bank debt, including current portion of $26,524	137,711
Financial Instruments, including current portion of $5,990	9,017
Non controlling interest	57,257

Total liabilities	227,759

Net assets acquired	$58,325

Cash consideration	$33,760
Consideration paid in Ocean Rig UDW’s shares (1,570,226 shares exchanged)*	24,565

Total consideration	$58,325

*	Closing price of Ocean Rig common shares as of August 24, 2011 used for the determination of the consideration paid.

The Company recorded a preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on the fair values as of August 24, 2011. The Company is still assessing the economic characteristics of certain intangibles. The Company expects to substantially complete this assessment during the third quarter of 2012 and may adjust the amounts recorded as of December 31, 2011 to reflect any revised evaluations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of OceanFreight - continued:

The carrying amounts of vessels and vessels under construction of $300,540 and $94,922, respectively were reduced by fair value adjustments of $113,540 and $63,100, respectively as of the acquisition date. In connection with the acquisition, the Company acquired charter out contracts for the future time-chartered services of OceanFreight, some of which extend from January 2012 to December 2019. These contracts include fixed day rates that are above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current assets under “Above market acquired time charters”. These will be amortized into revenues using the straight-line method over the respective contract periods (1 to 8 years based on the respective contracts). The amount amortized as of December 31, 2011 amounted to $7,218.

	Amortization Schedule
	Amount Acquired	Amortization as of December 31, 2011	2012	2013	2014	2015	2016 and thereafter
Above-market acquired time charters	$47,320	7,218	17,012	11,928	7,957	1,299	$1,906

All above fair values were based upon available market data using management estimates and assumptions. The preliminary purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet and newbuildings acquired, performed on a charter free basis.

On November 3, 2011, the merger was completed, upon the approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 in cash and 0.52326 of a share of Ocean Rig UDW’s common stock per share of OceanFreight common stock previously owned. The Company transferred $66,895 in cash and $48,687 in the form of shares of OceanRig UDW’s common stock as the total consideration for the acquisition of OceanFreight.

The following pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2010 and 2011, as if the acquisition of OceanFreight had occurred at the beginning of fiscal 2010 and after giving effect to purchase accounting adjustments and to the accounting changes described above, which are mainly related to vessels’ depreciation and above-market time charters amortization. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of fiscal 2010. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	Year ended December 31,
	2010	2011
Pro forma revenues	$947,846	$1,107,854
Pro forma operating income	318,873	173,188
Pro forma net income/ (loss)	121,120	(58,225)
Pro forma per share amounts:
Basic net income/ (loss) per share	$0.39	$(0.24)

The amounts of revenues and net losses following the acquisition of OceanFreight on August 24, 2011 included in the consolidated statement of operations for the year ended December 31, 2011 were $11,801 and $59, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Intangible Assets and Liabilities:

The Company’s identified finite-lived intangible assets associated with trade names, software, above-market and below-market acquired time charters and drilling contracts are being amortized over their useful lives. Trade names and software are included in “Intangible assets, net” in the accompanying consolidated balance sheets net of accumulated amortization. Above-market and below-market acquired time charters and drilling contracts are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

				Amortization Schedule
	Amount Acquired	Accumulated amortization as of December 31, 2010	Amortization for the year ended December 31, 2011	2012	2013	2014	2015	2016 and thereafter
Trade names	$9,145	$2,678	$877	$877	$877	$877	$877	$2,082
Software	5,888	1,849	567	565	565	565	565	1,212

Total Intangible Assets, net	$15,033	$4,527	$1,444	$1,442	$1,442	$1,442	$1,442	$3,294

Above-market acquired time charters and drilling contracts	$62,373	$13,883	$8,388	$17,012	$11,928	$7,957	$1,299	$1,906

Below-market acquired time charters and drilling contracts	$65,844	$64,990	$854	$—	$—	$—	$—	$—

10. Other non current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,
	2010	2011
Security deposits for derivatives	$78,600	$33,100
Delivery payment for drillship	294,569	—
Option for construction of drillships	99,024	24,756
Other	—	15,540

Balance at end of period	$472,193	$73,396

As of December 31, 2010, security deposits of $39,500 and $39,100 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as “Other non current assets” in the accompanying consolidated balance sheet as of December 31, 2010. As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Poseidon and Ocean Rig Mykonos, were recorded as “Other non current assets” in the accompanying consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2010 and 2011.

On December 28, 2010 the final yard installment of $294,569 for the Ocean Rig Corcovado was paid to a suspense account and was recorded as “Other non current assets” in the accompanying consolidated balance sheet as of December 31, 2010. On January 3, 2011 and in connection with the delivery of Ocean Rig Corcovado, the balance in the suspense account was released to the yard.

On November 22, 2010, the Company, entered into an option contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Other non current assets - continued:

Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessels design and specifications. The total contractual cost is approximately $608,000, per drillship. The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, with such fee to be applied towards the drillship contract price if the options are exercised. The option agreement was novated by the Company to Ocean Rig UDW on December 30, 2010, at a cost of $99,024 which was paid by Ocean Rig UDW. During 2011, Ocean Rig UDW paid an additional amount of $30,000 to exercise three of the above options and as a result the slot reservation fee for the three options exercised amounting to $74,268 and was transferred to ‘Advances for vessels and drillships under construction’. On May 16, 2011, Ocean Rig UDW entered into an addendum to the option agreement for the construction of up to two additional ultra-deepwater drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and to extend the date to exercise the fourth option under the original agreement from November 22, 2011 to January 31, 2012. On January 27, 2012, Ocean Rig UDW entered into a second addendum to the option agreement to further extend the date to exercise the fourth option under the original agreement and the two additional options under the addendum signed in May 2011 from January 31, 2012 to April 2, 2012.

The Company has exercised three of the six options under the agreement and, as a result, has entered into shipbuilding contracts for three seventh generation, ultra-deepwater drillships with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. The Company may exercise the three remaining newbuilding drillship options at any time on or prior to April 2, 2012, with drillship deliveries ranging from the fourth quarter of 2014 and onwards, depending on when the options are exercised.

11. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2010	December 31, 2011
Convertible Senior Notes	$700,000	$700,000
Ocean Rig Senior Notes	—	500,000
Loan Facilities - Drybulk Segment	950,290	841,453
Loan Facilities - Tanker Segment	—	130,048
Loan Facilities - Drilling Segment	1,285,358	2,279,167
Less: Deferred financing costs	(215,956)	(192,183)
Less: Dryships participation in Ocean Rig Senior Notes	—	(18,000)
Add: Valuation of Dryships participation in Ocean Rig Senior Notes	—	1,350

Total debt	2,719,692	4,241,835
Less: Current portion	(731,232)	(429,149)

Long-term portion	$1,988,460	3,812,686

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

The holders may convert their Notes at any time on or after June 1, 2014 but prior to maturity. However, holders may also convert their Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $7.19 per share of common stock or 139.0821 share of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of the Company’s common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of the Company’s common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010.

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

In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which are due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460,000 aggregate principal amount of Notes due December 1, 2014 in November 2009. The terms of the Notes offered in April other than their issue date and public offering price, are identical to the Notes issued in November 2009.

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

In conjunction with the public offering of 5% Notes described above, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company’s common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. During 2011, the share borrower returned 1,000,000 of the above loaned shares to the Company, which were not retired and are included as treasury stock in the accompanying balance sheet as of December 31, 2011.

The fair value of the outstanding loaned shares as of December 31, 2010 and 2011 was $198,189 and $70,200, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the years ended December 31, 2009, 2010 and 2011 was $195, $2,617 and $2,974, respectively. The unamortized balance as of December 31, 2010 and 2011 was $11,664 and $8,690, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

Effective September 19, 2011 the applicable conversion price has been changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company’s partial spin off of Ocean Rig UDW (Note 13). Since the Company’s stock price was below the Notes conversion price of $6.9 as of December 31, 2011, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company’s consolidated statements of operations for the years ended December 31, 2009, 2010 and December 31, 2011 was $4,037, $57,681 and $69,144, of which $1,769, $26,516 and $34,144, respectively are non-cash amortization of the discount on the liability component and $2,268, $31,165 and $35,000, respectively are the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At December 31, 2010 and 2011 the net carrying amount of the liability component and unamortized discount were $537,969 and $572,113, respectively and $162,031 and $127,887, respectively.

The Company’s interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig Senior Notes

On April 27, 2011, Ocean Rig UDW issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the “OCR UDW Notes”) offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Ocean Rig UDW Notes are not guaranteed by any of the Company’s subsidiaries. Ocean Rig UDW may redeem some or all of the Ocean Rig UDW Notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of Ocean Rig UDW’s shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig UDW to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The total interest expense and debt amortization cost related to the Ocean Rig UDW Notes in the Company’s consolidated statement of operations for the year ended December 31, 2011 was $32,327 and $2,235, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies Ocean Rig UDW Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with notional amount of $57,000 resulting in a gain of $1,406. The remaining $18,000 senior unsecured notes were measured at fair value as of December 31, 2011 and a loss of $1,350 was recorded in “Other comprehensive income”.

Term bank loans and credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and November 2020. Interest rates on the outstanding loans as at December 31, 2011 are based on LIBOR plus a margin.

On November 29, 2010, the Company signed an amended and restated agreement on the March 13, 2008 term loan, for the substitution of vessels Delray and Toro with vessel Amalfi. The vessel Delray was sold in February 2010, whereas the vessel Toro was released from the loan and security obligation and was replaced by vessel Amalfi.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

On December 21, 2010, an Ocean Rig UDW subsidiary entered into a $325,000 short-term loan facility (the “$325,000 Bridge Loan”) with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship. This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. Ocean Rig UDW drew down the full amount of this loan on January 5, 2011 and repaid the full amount of this loan on April 20, 2011 with borrowings under the $800 million senior secured term loan agreement discussed below.

On February 7, 2011, the Company entered into a $70,000 term loan facility to partially finance the acquisition cost of the newbuilding tankers Saga and Vilamoura. The loan bears interest at LIBOR plus a margin, and is repayable in twenty quarterly installments plus a balloon payment through February 2016. As of December 31, 2011, the Company has drawn down the full amount available under this facility.

On April 15, 2011, Ocean Rig entered into an $800,000 syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five-year term and is repayable in 20 quarterly installments, plus a balloon payment payable with the last installment. The facility bears interest at LIBOR plus a margin. The facility is guaranteed by the Company and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, Ocean Rig UDW drew down the full amount of this facility and prepaid the outstanding balance of its existing $325,000 senior secured credit facility.

On April 20, 2011, the Company entered into a $32,313 secured term loan facility to partially finance the acquisition cost of the newbuilding tanker Daytona. The loan bears interest at LIBOR plus a margin, and is repayable in twenty four quarterly installments plus a balloon payment through April 2017. As of December 31, 2011, the Company has drawn down the full amount available under this facility.

On April 27, 2011, Ocean Rig UDW entered into an amended agreement with all lenders under its two $562,500 loan agreements to restructure the original agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562,500 to $495,000 under each facility; (ii) in addition to the guarantee already provided by the Company, Ocean Rig UDW provided an unlimited recourse guarantee that includes certain financial covenants that apply quarterly to Ocean Rig UDW; (iii) Ocean Rig UDW is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released; and (iv) Ocean Rig UDW was permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it had obtained suitable employment for such drillship no later than August 2011.

On August 10, 2011, Ocean Rig UDW amended the terms of its $495,000 credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract for the Ocean Rig Mykonos and, on August 10, 2011, the cash collateral deposited for the drillship was released. The two $495,000 Loan Agreements bear interest at a rate that is in part fixed and in part at LIBOR plus a margin and are repayable in eighteen semi-annual installments through December 2020. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

On October 26, 2011, the Company entered into a $141,350 syndicated secured term loan facility to partially finance the construction costs of the tankers Belmar, Calida, Lipari and Petalidi. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments plus a balloon payment payable with the last installment.

In addition, upon the acquisition of OceanFreight, DryShips issued a guarantee in favor of OceanFreight’s only outstanding loan of $137,711 under OceanFreight’s $325,000 senior secured credit facility entered into on September 18, 2007. The loan bears interest at LIBOR plus a margin, and is comprised of the following two tranches: Tranche A is a reducing revolving credit facility in a maximum amount of $200,000, $199,000 of which OceanFreight utilized prior to its acquisition by DryShips and the outstanding balance at December 31, 2011 of $86,469 will be reduced or repaid in seven semi-annual equal installments of

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

$8,130 each, plus a balloon installment in a amount of $29,559; Tranche B is a term loan facility in a maximum amount of $125,000, which was fully utilized by OceanFreight prior to its acquisition by DryShips and the outstanding balance at December 31, 2011 of $43,111 is repayable in eight equal semi-annual installments in the amount of $5,132 each, plus a balloon installment in the amount of $2,055.

On January 4, 2012, the Company entered into a supplemental agreement for the term bank loan dated July 23, 2008, according to which the vessel Woolloomooloo is pledged as collateral to secure the bank loan.

The aggregate available undrawn amounts under the Company’s facilities at December 31, 2010 and 2011 were $930,477 and $109,037, respectively. As of December 31, 2011, the Company is required to pay a quarterly commitment fee of 1.08% per annum of its undrawn portion of the line of credit.

The weighted-average interest rates on the above outstanding debt were: 3.88%, 4.80% and 5.45% for the years ended December 31, 2009, 2010 and 2011, respectively.

The table below presents the movement for Senior Notes, Convertible Senior Notes, credit facilities and term loans throughout 2011:

Loan	Loan agreement date	Original Amount	December 31, 2010	New Loans	Repayments	December 31, 2011
Term Bank Loan	October 2, 2007	$35,000	$23,000	—	(5,500)	$17,500
Term Bank Loan	December 4, 2007	101,150	41,637	—	(27,353)	14,284
Term Bank Loan	October 5, 2007	90,000	66,000	—	(4,500)	61,500
Term Bank Loan	June 20, 2008	103,200	36,400	—	(4,800)	31,600
Term Bank Loan	May 13, 2008	125,000	60,000	—	(9,000)	51,000
Term Bank Loan	May 5, 2008	90,000	54,000	—	(6,000)	48,000
Term Bank Loan	November 16, 2007	47,000	23,000	—	(3,000)	20,000
Term Bank Loan	July 23, 2008	126,400	99,150	—	(13,800)	85,350
Term Bank Loan	March 13, 2008	130,000	43,614	—	(5,349)	38,265
Term Bank Loan	February 7, 2011	70,000	—	70,000	(3,500)	66,500
Term Bank Loan	April 20, 2011	32,313	—	32,313	(1,077)	31,236
Term Bank Loan	October 26, 2011	141,350	—	32,313	—	32,313
Term Bank Loan	April 15, 2011	800,000	—	800,000	(33,333)	766,667
Credit Facility	March 31, 2006	753,637	503,490	—	(159,117)	344,373
Credit Facility	September 17, 2008	1,040,000	675,833		(153,333)	522,500
Credit Facility	September 10, 2007	230,000	115,000	—	(115,000)	—
Credit Facility	July 18, 2008	1,125,000	194,524	795,476	—	990,000
Credit Facility	December 28, 2010	300,000	300,000	—	(300,000)	—
Credit Facility	December 21, 2010	325,000	—	325,000	(325,000)	—
Credit Facility	September 18, 2007	325,000	—	137,711	(8,131)	129,580
Convertible Senior Notes	November 21, 2009	460,000	700,000	—	—	700,000
Ocean Rig Senior Notes	April 27, 2011	$500,000	—	483,350	—	483,350

			$2,935,648	2,676,163	(1,177,793)	$4,434,018

The above loans are secured by a first priority mortgage over the vessels, rigs and drillships, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business. In addition, some of the vessel owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender’s prior consent. The loans also contain certain

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

financial covenants relating to the Company’s financial position, operating performance and liquidity. The Company’s secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships’ subsidiaries’ ability to, among other things, without the relevant lenders’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of December 31, 2011, the Company was in compliance with the original covenants, had waivers that supplemented the original covenants or had the ability to remedy breaches of financial covenants. As of December 31, 2011, the Company was not in compliance with loan-to-value ratios contained in certain of its original loan agreements under which a total of $185,802 was outstanding as of that date and has obtained waivers of the breach relating to approximately $97,302 of the outstanding indebtedness until March 31, 2012. As a result, the Company may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83,009 in order to comply with these ratios, including an amount of $64,384 assumed prepaid upon waiver expiry on March 31, 2012.

Total interest incurred on long-term debt, including capitalized interest, for the years ended December 31, 2009, 2010 and 2011 amounted to $94,717, $99,044, and $156,088 respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statements of operations.

The annual principal payments required to be made after December 31, 2011, including balloon payments, totaling $4,434,018 due through December 2020, are as follows:

2012	$439,848
2013	754,936
2014	997,872
2015	374,401
2016 and thereafter	1,866,961

Total principal payments	4,434,018
Less: Financing fees and equity component of notes	(192,183)

Total debt	$4,241,835

12. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2010 and 2011 are as follows:

	December 31, 2010				December 31, 2011
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current assets	$—	—	1,538	$1,538	$—	—	—	$—
Current liabilities	(71,640)	(1,063)	—	(72,703)	(100,104)	—	—	(100,104)
Non current liabilities	(159,376)	—	—	(159,376)	(102,346)	—	—	(102,346)

	$(231,016)	(1,063)	1,538	$(230,541)	$(202,450)	—	—	$(202,450)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

12.1 Interest rate swaps, cap and floor agreements: As of December 31, 2010 and 2011, the Company had outstanding 34 and 29 interest rate swap, cap and floor agreements, of $2.5 billion and $2.6 billion notional amount, respectively, maturing from April 2012 through November 2017. The amounts as of December 31, 2011 include two interest rate swaps resulting from the acquisition of OceanFreight. These agreements are entered into in order to hedge the Company’s exposure to interest rate fluctuations. As of December 31, 2010, 31 of these agreements did not qualify for hedge accounting and, as such, changes in their fair values were included in the accompanying consolidated statement of operations, while three contracts did qualify for hedge accounting and, as such, changes in their fair values were included in Accumulated Other Comprehensive income/(loss). Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2011, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the unrealized loss accumulated in Accumulated Other Comprehensive Income/(Loss) for previously designated cash flow hedges, which as of December 31, 2010 amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, an amount of $13,088 was reclassified into the statement of operations.

Apart from the unrealized loss discussed above, as of December 31, 2010, Accumulated Other Comprehensive Income/(Loss) also included realized losses on cash flow hedges associated with interest capitalized during prior years under “Advances for vessels and drillships under construction” amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, and following the delivery of four drillships discussed in Note 5, an amount of $368 was reclassified into the statement of operations.

The estimated net amount of cash flow hedge losses at December 31, 2011 that will be reclassified into earnings within the next twelve months is $13,648.

The fair value of the above mentioned agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.

The change in the fair value of such agreements which do not qualify for hedge accounting for the years ended December 31, 2009, 2010 and 2011 amounted to a gain of $66,354, a loss of $56,627 and a gain of $28,566, respectively and is reflected under “Gains/Loss on interest rate swaps” in the accompanying consolidated statement of operations, while the change in fair value of the agreements that qualified for hedge accounting for the years ended December 31, 2009 and 2010 amounted to a gain of $10,878 and a loss of $17,034, respectively and is reflected under “Accumulated Other Comprehensive Loss” in the accompanying consolidated statements of stockholders’ equity.

12.2 Forward freight agreements: The Company has been trading in the FFA market since May 2009. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

As of December 31, 2010 and 2011, the Company had two and zero open FFAs, respectively. None of the “mark to market” positions of the open FFA contracts qualified for hedge accounting treatment.

The change in the fair value of such agreements for the years ended December 31, 2009, 2010 and 2011 amounted to a loss of $8,147, a gain of $7,084 and $1,063, respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

12.3 Foreign currency forward contracts: As of December 31, 2010, the Company had twelve forward contracts to sell $28 million for NOK 174 million. These agreements were entered into in order to hedge its exposure to foreign currency fluctuations. The fair value of these contracts at December 31, 2010 was an asset of $1,538. As of December 31, 2011 the Company had no outstanding forward contracts.

The change in the fair value of such agreements for the years ended December 31, 2009, 2010 and 2011 amounted to a gain of $2,023 and $1,104 and a loss of $1,538, respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2010 Fair value	December 31, 2011 Fair value	Balance Sheet Location	December 31, 2010 Fair value	December 31, 2011 Fair value
Interest rate swaps	Financial instruments	$—	$—	Financial instruments non current liabilities	$36,523	$—

Total derivatives designated as hedging instruments		$—	$—		$36,523	$—

Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	$—	$—	Financial instruments-current liabilities	$71,640	$100,104
Interest rate swaps	Financial instruments-non current assets	—	—	Financial instruments-non current liabilities	122,853	102,346
Forward freight agreements	Financial instruments-current assets	—	—	Financial instruments current liabilities	1,063	—
Foreign currency forward contracts	Financial instruments-current assets	1,538	—	Financial instruments current liabilities	—	—

Total derivatives not designated as hedging instruments		$1,538	$—		$195,556	$202,450

Total derivatives		$1,538	$—	Total derivatives	$232,079	$202,450

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

The Effect of Derivative Instruments on the Statement of Stockholders’ Equity:

	Amount of Gain/ (Loss) Recognized in other comprehensive income on Derivatives (Effective Portion)
Derivatives designated for cash flow hedging relationships	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011

Interest rate swaps - Unrealized gains/(losses)	$16,140	$(5,495)	$—

Interest rate swaps - Realized losses associated with capitalized interest	(5,262)	(11,539)	—

Total	$10,878	$(17,034)	$—

During the years ended December 31, 2009, 2010 and 2011, the losses transferred from other comprehensive income to the statement of operations were $12,391, $9,901 and $13,456 respectively. The estimated net amount of existing losses at December 31, 2011 that will be reclassified into earnings within the next twelve months related with cash flow hedges is $13,648.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Interest rate swaps	Gain/(loss) on interest rate swaps	$23,160	$(120,505)	$(68,943)
Forward freight agreements	Other, net	(9,970)	(3,008)	1,016
Foreign currency forward contracts	Other, net	2,023	1,104	(1,538)

Total		$15,213	$(122,409)	$(69,465)

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

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

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into FFAs and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company’s derivative transactions are entered into for risk management purposes.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates. The Convertible Senior Notes, the Ocean Rig UDW Notes and $500,000 from the Credit Facilities, have a fixed rate and their estimated fair values determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the above Notes and Loans at December 31, 2011 is approximately $484,750, $445,850 and $548,699, respectively.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

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

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - liability position	$(231,016)	$—	$(231,016)	$—
Forward freight agreements - liability position	$(1,063)	$(1,063)	$—	$—
Foreign currency forward contracts - asset position	$1,538	$1,538	$—	$—

Total	$(230,541)	$475	$(231,016)	$—

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps - liability position	$(202,450)	$—	$(202,450)	$—

Total	$(202,450)	$—	$(202,450)	$—

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gains/ (Losses)
Non-Recurring measurements:
Long-lived assets held and used	$26,500	$—	$26,500	$—	$(3,588)

Total	$26,500	$—	$26,500	$—	$(3,588)

In accordance with the provisions of relevant guidance, a long-lived asset held and used with a carrying amount of $30,088 was written down to its fair value of $26,500 as determined based on the agreed sale price, resulting in an impairment charge of $3,588, which was included in accompanying consolidated statement of operations for December 31, 2010.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gains/ (Losses)
Non-Recurring measurements:
Long-lived assets held and used	$82,550	$—	$82,550	$—	$(32,584)

Total	$82,550	$—	$82,550	$—	$(32,584)

In accordance with the provisions of relevant guidance, two long-lived assets held and used with a carrying amount of $115,134 were written down to their fair values as determined based on the agreed sale price, resulting in an impairment charge of $32,584, which was included in the accompanying consolidated statement of operations for the year ended December 31, 2011.

13. Common Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers from the Non controlling Interest:

The following table represents the effects of any changes in Dryships Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships Inc.

	Year Ended December 31,
	2009	2010	2011

Net (loss)/income attributable to Dryships Inc.	$(19,209)	$188,327	$(70,128)
Transfers from the noncontrolling interest:
Increase in Dryships Inc. equity for acquisition of non controlling interest	352,814	—	—
Decrease in Dryships Inc. equity for issuance of subsidiary shares	(37,511)	(153,092)	(75,231)

Net transfers to/from the non controlling interest	315,303	(153,092)	(75,231)

Net income/ (loss) attributable to Dryships Inc. and transfers to/from the noncontrolling interest	$296,094	$35,235	$(145,359)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

Issuance of common shares

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

Concurrently with the offering of the Notes discussed in Note 11, the Company entered into share lending agreements and issued 26,100,000 shares of common stock in November 2009 and 10,000,000 in April 2010, respectively, which it subsequently loaned to the underwriter pursuant to the share lending agreements. The Company received a one time loan fee of $0.01 per share.

In September 2010, the Company filed a universal shelf registration statement on Form F-3 relating to the offer and sale of up to $350,000 of the Company’s common shares. Under this offering, the Company issued 74,818,706 of common stock. The net proceeds, after deducting commissions, amounted to $342,300.

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock (‘Preferred Stock’) under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW. The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW was more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 was the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) Fair value of the net assets of Ocean Rig UDW; (ii) Discounted cash flow method; and (iii) Comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

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

The Series A Convertible Preferred Stock accrued cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends were payable in preferred stock or cash, if cash dividends had been declared on common stock. Such accrued dividends were payable in additional shares of preferred stock immediately prior to any conversion.

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

On February 10, 2011 and following the delivery of the Ocean Rig Corcovado, 25% of the shares of Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend as of December 31, 2010 was converted into 5,158,762 shares of Preferred Stock.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

On April 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend for the period from January 1, 2011 to March 31, 2011, was converted into 644,844 shares Convertible Preferred Stock.

On September 2, 2011 and following the delivery of the Ocean Rig Poseidon, 25% of the shares of Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend for the period from April 1, 2011, to July 31, 2011, associated with the Series A Convertible Preferred Stock was converted into 584,464 shares of Series A Convertible Preferred Stock.

On October 17, 2011 and following the delivery of the Ocean Rig Mykonos, the final 25% of the shares of Preferred Stock held by each holder, amounting to 13,059,701 shares in the aggregate, were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend for the period from August 1, 2011 to September 30, 2011, was converted into 144,909 shares Convertible Preferred Stock. On the same date, the dividend shares of Preferred Stock which accrued quarterly from July 9, 2009 through September 30, 2011 held by each holder, amounting to 6,532,979 shares in the aggregate, were converted, at the conversion price, into 5,123,905 shares of common stock.

Private placement

On December 21, 2010, the Company completed the sale of an aggregate of 28,571,428 of Ocean Rig UDW common shares (representing approximately 22% of Ocean Rig UDW’s outstanding common stock) through a private offering, at the offering price of $17.50 per share. The Company received approximately $488,301 of net proceeds from the private offering. The net assets of Ocean Rig UDW as of December 21, 2010 amounted to $2,427,121. At the date of the transaction, the carrying amounts of Ocean Rig UDW’s assets and liabilities did not require fair value adjustments. The difference between the consideration received and the amount attributed to the non controlling interests which amounted to $45,666 was recognized in equity attributable to the controlling interest. During 2011, the Company identified consideration received from the issuance of subsidiary shares of $107,426 attributable to non controlling interests which was previously classified as additional paid-in capital. The Company has reclassified this amount from additional paid in capital to non controlling interests as of September 30, 2011 and for all periods presented. As a result, transfers from non controlling interests for the year ended December 31, 2010 decreased by the same amount. Accordingly, amounts for decrease in Dryships’ equity for issuance of subsidiary shares increased from $45,666 to $153,092 and the ‘Net Income/ (loss) attributable to Dryships’ and transfers to/from the Non controlling interest for the year ended December 31, 2010 decreased from $142,661 to $35,235.

Conversion of common stock into treasury stock

During September 2011, the share borrower described in Note 11 returned to the Company 1,000,000 loaned shares of the Company’s common stock, which were not retired.

Repurchase program

On December 6, 2011, Ocean Rig UDW announced that its board of directors had approved a repurchase program for up to a total of $500,000 of its common shares and 9.5% senior unsecured notes due 2016 (Note 11). Ocean Rig UDW’s common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of December 31, 2011 Ocean Rig UDW had not purchased any common shares or unsecured notes under the program described above.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

Partial Spin-off

On August 2, 2011, the Company’s Board of Directors approved the partial spin-off of its interest in Ocean Rig UDW. On October 5, 2011, the Company completed the partial spin off of the Ocean Rig UDW by distributing an aggregate of 2,967,291 of the Ocean Rig UDW common shares, or $60,191 after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips’ shareholders as of the record date of September 21, 2011. In lieu of fractional shares, DryShips’ transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips’ shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of the Ocean Rig UDW’s common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On October 19, 2011 an amount of 255,036 shares of the total shares that were distributed in the partial spin off were returned to Dryships pursuant to the Share Lending Agreements, dated April 21, 2010 and November 19, 2009, by and between DryShips and Deutsche Bank AG, London Branch, as share borrower (Note 11).

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the “Agreement”). Under the Agreement, the Company’s Board of Directors declared a dividend payable of one preferred share purchase right, (“Right”), to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding common share. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock. As of December 31, 2011, no exercise of any purchase right has occurred. As of July 9, 2009, an amendment has been effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

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

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, George Economou. The shares vest quarterly in eight equal installments with the first installment of 125,000 common shares vested on May 28, 2008. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $75.09 per share. As of December 31, 2011 the shares have vested in full.

On October 2, 2008, the Company’s Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors. As of December 31, 2011, 14,250 of these shares have vested.

The non-vested common stock vests evenly over a three-year period with the first vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to an executive of the Company. The shares vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54. As of December 31, 2011, the shares have vested in full.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of December 31, 2011, 3,000,000 of these shares have vested.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of December 31, 2011, the shares have vested in full.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for CEO rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of December 31, 2011, 2,000,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of December 31, 2011, 5,000 of these shares have vested.

A summary of the status of the Company’s non vested shares as of December 31, 2009, 2010 and 2011, and movement for the years ended December 31, 2009, 2010 and 2011, is presented below. There were no shares forfeited in 2009 and 2011 while 3,600 shares were forfeited during 2010.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2008	634,000	$74.50
Granted	70,621	3.54
Vested	(501,650)	74.95

Balance December 31, 2009	202,971	$48.69
Granted	4,503,000	6.05
Forfeited	(3,600)	33.59
Vested	(2,171,173)	10.00

Balance December 31, 2010	2,531,198	$6.04
Granted	9,015,000	5.50
Vested	(3,036,048)	5.68

Balance December 31, 2011	8,510,150	$5.60

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

	Number of vested shares	Weighted average grant date fair value per vested shares
Balance as at December 31, 2008	384,000	$74.12
Non vested shares granted in prior years and vested 2009	501,650	74.95

As at December 31, 2009	885,650	$74.59
Granted and vested	2,002,000	6.05
Non vested shares granted in prior years and vested 2010	169,173	56.73

As at December 31, 2010	3,056,823	$28.71
Granted and vested	2,005,000	5.50
Non vested shares granted in prior years and vested 2011	1,031,048	6.03

As at December 31, 2011	6,092,871	$17.23

As of December 31, 2009, 2010 and 2011, there was $6,372, $9,414 and $32,413, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of eight years. The amounts of $38,071, $24,200 and $26,568 are recorded in “General and administrative expenses”, in the accompanying consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011 respectively. The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 were $2,826, $12,466 and $9,658, respectively.

15. Other non-current liabilities:

Other non-current liabilities in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2010	December 31, 2011
Pension and retirement benefit obligation	$602	$2,546
Other	238	14

Total	$840	$2,560

As of December 31, 2011, the Company’s majority owned subsidiary, Ocean Rig UDW has three pension benefit plans, out of a total eight for 53 onshore employees managed and funded through Norwegian life insurance companies. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic pension cost and a December 31 measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of the Company’s December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities - continued:

The following table presents the change in the projected benefit obligation for the years ended December 31:

	2010	2011

Projected benefit obligation at January 1	$8,898	$8,097
Service cost for benefits earned	2,021	1,445
Interest cost	334	329
Settlement	(2,984)	—
Actuarial gains	149	539
Benefits paid	(72)	(87)
Payroll tax of employer contribution	(104)	(57)
Foreign currency exchange rate changes	(145)	(346)

Projected benefit obligation at end of year	$8,097	$9,920

The following table presents the change in the value of plan assets for the years ended December 31, 2010 and 2011 and the plans’ funded status at December 31:

	2010	2011

Fair value of plan assets at January 1,	$9,286	$7,495
Expected return on plan assets	395	356
Actual return on plan assets	(760)	(604)
Employer contributions	741	406
Settlement	(1,986)	(87)
Foreign currency exchange rate changes	(181)	(192)

Fair value of plan assets at end of year	$7,495	$7,374

Unfunded status at end of year	$(602)	$(2,546)

Amounts included in ‘Accumulated Other Comprehensive Income/(Loss)’ that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	2010	2011

Net actuarial loss	$3,046	$2,104

Defined benefit plan adjustment, net of tax of $0	$3,046	$2,104

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans at December 31, 2010 and 2011 was $2,995 and $7,037, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities - continued:

The net periodic pension cost recognized in the consolidated statements of operations was $3,652, $2,008 and $1,534 for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table presents the components of net periodic pension cost:

	December 31,
	2009	2010	2011

Expected return on plan assets	$(378)	$(395)	$(356)
Service cost	4,121	2,021	1,445
Interest cost	280	334	329
Amortization of actuarial loss	168	47	116
Settlement	(539)	1	—

Net periodic pension cost	$3,652	$2,008	$1,534

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in ‘Accumulated Other Comprehensive Income/(Loss)’:

	Year ended December 31,
	2009	2010	2011

Net actuarial loss (gain)	$(1,091)	$1,101	$234

Prior service cost (credit)	777	(1,020)	1,132
Amortization of actuarial loss	(256)	(506)	(424)

Total defined benefit plan adjustments net of tax $0	$(570)	$(425)	$942

The estimated net loss for pension benefits that will be amortized from ‘Accumulated Other Comprehensive Income/(Loss)’ into the periodic benefit cost for the next fiscal year is $183.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2011 contributions amounting to $405 in total, have been made to the defined benefit pension plan.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities - continued:

The following are the weighted - average assumptions used to determine net periodic pension cost:

	December 31, 2009	December 31, 2010	December 31, 2011
Weighted average assumptions
Expected return on plan assets	5.70%	5.40%	4.10%
Discount rate	4.50%	4.00%	2.60%
Compensation increases	4.50%	4.00%	3.50%

The Company’s investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The following table set forth the pension assets at fair value as of December 31, 2010 and 2011:

	2010	2011
Share and other equity investments	$1,214	$1,123
Bonds and other security - fixed yield	1,289	3,402
Bonds held to maturity	1,889	1,261
Properties and real estate	1,207	1,279
Money market	668	78
Other	1,228	231

Total plan net assets at fair value	$7,495	$7,374

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

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real estate assets, do not have readily available marked values. These estimated fair values may differ significantly from the values that would have been used had a readily available market value for these investments existed, and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximates fair value. Investments in real estate assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximates fair value. Real estate assets are valued at amounts based upon appraisal reports prepared by appraisals, which management has determined approximates fair value.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities - continued:

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	December 31,
	2010	2011
Shares and other equity instruments	16%	15%
Bonds	42%	64%
Properties and real estate	16%	17%
Other	26%	4%

Total	100%	100%

The US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

Level 1:

Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

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

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$658	$—	$—	$658
Non-US Equities	157	—	308	465
Fixed Income:
Government Bonds	2,891	549	—	3,440
Corporate Bonds	978	245	—	1,223
Alternative Investments:
Hedge funds and limited partnerships	—	231	—	231
Cash and cash equivalents	78	—	—	78
Real Estate	—	—	1,279	1,279

Net Plan Net Assets	$4,762	$1,025	$1,587	$7,374

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Other non-current liabilities - continued:

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$531	$—	$132	$663
Non-US Equities	551	—		551
Fixed Income:
Government Bonds	2,336	842	—	3,178
Corporate Bonds	982	—	—	982
Alternative Investments:
Hedge funds and limited partnerships	—	225	—	225
Cash and cash equivalents	668	—	—	668
Real Estate	—	—	1,206	1,206
Other	22	—	—	22

Net Plan Net Assets	$5,090	$1,067	$1,338	$7,495

The tables below set forth a summary of changes in the fair value of the pension assets classified as level 3 assets for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011

Balance, beginning of year	$1,561	$1,338
Actual return on plan assets:
Assets still held at reporting date	74	177
Purchases, sales, issuances and settlements (net)	(297)	72

Net Plan Net Assets	$1,338	$1,587

The following pension benefits contributions are expected to be paid by the Company during the years ending:

December 31, 2012	$64
December 31, 2013	89
December 31, 2014	127
December 31, 2015	127
December 31, 2016 - 2021	1,656

Total pension payments	$2,063

The Company’s estimated employer contribution to the define benefit pension plan for the fiscal year 2012 is $986.

The Company has a defined contribution pension plan that includes 521 employees. The contribution to the defined contribution pension plan for the year 2011 was $3,738. The contribution to the defined contribution pension plan for the years 2010 and 2009 was $1,775 and $104 respectively

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies:

16.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

The Company has obtained H&M insurance for the assessed market value of the Company’s fleet and P&I insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss of hire insurance coverage does not protect against loss of income from day one, but is effective after 45 days’ off-hire for the rigs and drillships. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year for the loss of hire.

As part of the normal course of operations, the Company’s customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of the Company and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the “Buyers”), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. On December 2, 2011, the parties entered into a settlement agreement for the full and final settlement of all disputes relating to the relevant memorandum of agreement, pursuant to the terms of which, the case was fully settled.

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation (“Samsun”) for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers’ failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun’s plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company’s financial statements.

On March 5, 2009, a complaint against certain of the Company’s current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to the Company in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The plaintiff appealed and on October 5, 2011 the Supreme Court affirmed dismissal. On December 7, 2011, the plaintiff sent a letter requesting the Company’s board to take certain action with respect to the allegations in his former complaint. On January 5, 2012, the board established a Special Committee consisting of five disinterested directors to investigate the plaintiff’s request. No decision has yet been reached.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies - continued:

16.1 Legal proceedings - continued:

A securities class action lawsuit captioned Khan et al. v. DryShips Inc., et al., was brought on November 25, 2011 in the United States District Court for the Eastern District of Missouri (Case No. 4:11-cv-02056). The complaint was amended on December 16, 2011. It is brought by Messrs. Khan and Rabbani (purporting to represent a class of plaintiffs and seeking certification as class representatives) against the Company and several of its officers and directors, as well as against Deutsche Bank AG and Merrill Lynch & Co., Inc., in their capacities as underwriters of certain of the Company’s equity offerings. The amended complaint alleges violations of certain provisions of the Exchange Act and the regulations thereunder in connection with a number of publicly issued statements made by the Company (alleged to be false and misleading), and breaches of fiduciary duties owed to the Company in connection therewith. The amended complaint has not yet been served on the Company or any other defendant.

A securities class action captioned Rabbani et al. v. DryShips Inc., et al., was brought on January 24, 2012 in the United States District Court for the Eastern District of Missouri (Case No. 4:12-cv-00130). It is identical to the Khan action, described above, except that it is brought only by Mr. Rabbani (who again, as above, purports to represent a class of plaintiffs and is seeking certification as class representative). The complaint was served on January 23, 2012 on the Company’s registered office in Majuro, Marshall Islands. The defendants believe that these complaints are without merit and intend to defend the lawsuits vigorously, when appropriate.

On May 3, 2010, the vessel Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel’s oily water separating equipment and related vessel records. The relevant vessel-owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Capitola and entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff’s plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship’s Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan (“ECP”). It has been agreed that DryShips’s current vessel manager, TMS Bulkers, will carry out the ECP for DryShips’s vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips’ vessels. The court applied a fine of approximately $2.4 million part of which amounting to approximately $2.0 million was reimbursed by the Company to Cardiff.

The Company’s drilling rig, Leiv Eiriksson, operated in Angola during the period from 2002 to 2007. The Company’s manager in Angola during this period has made a legal claim for reimbursement of import/export duties for two export/importation events in the period from 2002 to 2007 retroactively levied by the Angolan government. The Court set a date of March 16, 2012 for a conference of the parties with the Court to determine the course of the proceedings. As Ocean Rig UDW has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount of loss is estimated to be approximately $9 million in addition to interest, fees and costs.

The vessels Capri, Capitola and Samatan, were on long-term time charters to KLC, pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the “Original Charterparties”) per each vessel, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the “Seoul Court”) an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC’s application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies’ Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.1 Legal proceedings - continued:

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (the “S.D.N.Y”) against OceanFreight, the Company, Ocean Rig UDW, Pelican Stockholdings Inc. (“Pelican”) and the directors of OceanFreight (collectively, the “Defendants”). The plaintiff alleges violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight’s agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint set out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. On or about January 10, 2012, the plaintiff filed a formal Notice of Voluntary Dismissal of her action on this matter. The Company deems this case formally closed.

16.2 Purchase obligations:

The following table sets forth the Company’s contractual obligations and their maturity dates as of December 31, 2011 for a period of three fiscal years:

Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$861,006	$463,476	$292,130	$105,400
Drillship Shipbuilding contracts	1,096,826	—	1,096,826	—

Total obligations	$1,957,832	$463,476	$1,388,956	$105,400

16.3 Contractual charter and drilling revenue

Future minimum contractual charter and drilling revenue, based on vessels, rigs and drillships committed to non-cancelable, long-term time and bareboat charter and drilling contracts as of December 31, 2011, will be $952,530 during 2012, $540,922 during 2013, $432,676 during 2014, $112,533 during 2015 and $162,567 during 2016 and thereafter. These amounts do not include any assumed off-hire.

16.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of December 31, 2011, the future obligations amount to $44 for the twelve months ending December 31, 2012, $44 for twelve months ending December 31, 2013, $44 for twelve months ending December 31, 2014, $44 for twelve months ending December 31, 2015, and $12 for twelve months ending December 31, 2016. The contracts expires in 2016.

The Company’s majority-owned subsidiary, Ocean Rig UDW, entered into two new three-year office lease agreements, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year term, which must be exercised at least six months prior to the end of the term of the contracts, which expire in September 2014 and October 2014, respectively. Ocean Rig UDW also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operational lease contracts. As of December 31, 2011, the future obligations amount to $1,241 for the twelve months ending December 31, 2012, $1,241 for twelve months ending December 31, 2013 and $895 for twelve months ending December 31, 2014. The contracts expires in 2014.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	Year ended December 31,
	2010			2011
	Attributable to Dryships Inc.	Attributable to non controlling interest	Total	Attributable to Dryships Inc	Attributable to non controlling interest	Total
Cash flows hedges unrealized loss	(27,752)	(8,240)	(35,992)	(16,921)	(5,983)	(22,904)
Cash flows hedges realized loss	(13,105)	(3,358)	(16,463)	(11,893)	(4,204)	(16,097)
Senior notes unrealized loss	—	—	—	(1,350)	—	(1,350)
Actuarial pension gain	2,103	943	3,046	1,554	550	2,104

Total	(38,754)	(10,655)	(49,409)	(28,610)	(9,637)	(38,247)

18. Voyage and Vessel and Drilling Rig/Drillship Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessel Voyage Expenses	2009	2010	2011
Port charges	$1,078	$857	$985
Bunkers	4,601	1,305	1,834
Gain on sale of bunkers	(2,146)	(17)	(4,636)
Commissions charged by third parties	19,809	19,674	17,576

	23,342	21,819	15,759
Commissions charged by a related party	5,437	5,614	4,814

Total	$28,779	$27,433	$20,573

	Year ended December 31,
Vessel Operating Expenses	2009	2010	2011
Crew wages and related costs	$36,560	$36,271	$42,153
Insurance	7,695	6,663	8,199
Repairs and maintenance	31,034	28,002	40,591
Tonnage taxes	316	309	346

Total vessel operating expenses	$75,605	$71,245	$91,289

	Year ended December 31,
Rig and Drillship Operating Expenses	2009	2010	2011
Crew wages and related costs	$69,983	$60,540	$147,331
Insurance	7,869	7,918	20,250
Repairs and maintenance	48,430	50,911	114,252

Total rig and drillship operating expenses	$126,282	$119,369	$281,833

Total	$201,887	$190,614	$373,122

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2009	2010	2011

Interest incurred on long-term debt	$94,717	$99,044	$156,088
Amortization and write-off of financing fees	12,745	9,249	27,182
Amortization of convertible notes discount	1,769	26,516	34,144
Amortization of share lending agreement-note issuance costs	195	2,617	2,974
Other	6,387	8,850	7,083
Capitalized interest	(31,383)	(78,451)	(76,068)

Total	$84,430	$67,825	$151,403

20. Segment information:

The Company has three reportable segments of which it derives its revenues from: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of trading of the drilling rigs and drisllships through ownership and trading of such drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The table below presents information about the Company’s reportable segments as of and for the year ended December 31, 2009, 2010 and 2011.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Segment			Drilling Segment			Tanker Segment		TOTAL
	2009	2010	2011	2009	2010	2011	2010	2011	2009	2010	2011

Revenues	$444,385	$457,804	$365,361	$375,449	$401,941	$699,649	$—	$12,652	$819,834	$859,745	$1,077,662

Vessel and rig/drillshup operating expenses	75,605	71,245	81,947	126,282	119,369	281,833	—	9,342	201,887	190,614	373,122

Depreciation and amortization	117,522	117,799	103,436	78,787	75,092	164,632	—	6,213	196,309	192,891	274,281
(Gain)/loss on sale of assets	(2,432)	(10,893)	2,603	387	1,458	754	—	—	(2,045)	(9,435)	3,357
Impairment charge	1,578	3,588	144,688	—	—	—	—	—	1,578	3,588	144,688
General and administrative expenses	72,868	66,685	71,109	17,955	20,579	37,639	—	5,534	90,823	87,264	114,282
Gain/(loss) on interest rate swaps	1,098	(80,202)	(35,488)	22,062	(40,303)	(33,455)	—	—	23,160	(120,505)	(68,943)
Gain/(loss) on FFA’s	—	—	(4,724)	—	—	—	—	4,724	—	—	—
Income taxes	—	—	—	(12,797)	(20,436)	(27,428)	—	—	(12,797)	(20,436)	(27,428)

Net income/(loss)	(138,874)	20,373	(144,314)	126,843	170,077	97,463	—	(435)	(12,031)	190,450	(47,286)
Net income/(loss) attributable to Dryships Inc.	(138,874)	20,373	(144,314)	119,665	167,954	74,621	—	(435)	(19,209)	188,327	(70,128)
Interest and finance cost	(40,528)	(91,421)	(90,447)	(43,902)	23,596	(64,717)	—	3,761	(84,430)	(67,825)	(151,403)
Interest income	2,995	9,402	6,733	7,419	12,464	9,810	—	32	10,414	21,866	16,575
Change in fair value of derivatives	(33,950)	15,320	(23,041)	(26,280)	33,119	(15,114)	—	—	(60,230)	48,439	(38,155)

Total assets	$2,680,421	$2,470,323	$2,124,848	$3,126,574	$4,389,905	$6,066,646	$124,266	$430,195	$5,806,995	$6,984,494	$8,621,689

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Segment information-continued:

The revenue shown in the table below is revenue per country based upon the location where the drilling takes place:

	2009	2010	2011

Ghana	$230,815	$227,649	$230,018
Turkey	—	176,228	50,183
Norway	123,306	(715)	—
Brazil	—	—	(617)
UK	19,404	—	—
Greenland	—	—	253,125
Ivory Coast	—	—	89,686
Tanzania	—	—	78,424

Total leasing and service revenues	$373,525	$403,162	$700,819

The Company’s vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

21. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the years ended December 31,
	2009			2010			2011
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(19,209)	—	$—	$188,327	—	$—	$(70,128)	—	$—
Less: Series A Convertible
Preferred stock dividends	(7,497)	—	—	(13,624)	—	—	(4,466)	—	—
Less: Non-vested common stock dividends declared and undistributed earnings	—	—	—	(2,139)	—	—	—	—	—

Basic EPS
Income/(loss) available to common stockholders	$(26,706)	209,331,737	$(0.13)	$172,564	268,858,688	$0.64	$(74,594)	355,144,764	$(0.21)

Dilutive effect of securities
Preferred stock dividends	—	—	—	13,624	36,567,164	—	—	—	—

Diluted EPS
Income/(loss) available to common stockholders	$(26,706)	209,331,737	$(0.13)	$186,188	305,425,852	$0.61	$(74,594)	355,144,764	$(0.21)

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Earnings per share - continued:

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 4). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. On February 14, 2011 and following the delivery of Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend as of December 31, 2010 associated with the Series A Convertible Preferred Stock was paid through the issuance of 5,158,762 shares of Series A Convertible Preferred Stock. On April 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend for the period from January 1, to March 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 644,844 shares of Series A Convertible Preferred Stock. On September 2, 2011 and following the delivery of the Ocean Rig Poseidon, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date, the unpaid cumulative accrued stock dividend for the period from April 1, 2011 to July 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 584,464 shares of Series A Convertible Preferred Stock. On October 17, 2011 and following the delivery of the Ocean Rig Mykonos, the final 25% of the shares of Series A Convertible Preferred Stock (“Preferred Stock”) held by each holder, amounting to 13,059,701 shares in the aggregate, were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date, the cumulative accrued stock dividend for the period from August 1, 2009 through September 30, 2011, was converted into 144,909 shares of Convertible Preferred Stock. On the same date, the dividend shares of Preferred Stock accrued quarterly from July 9, 2009 through September 30, 2011 held by each holder, amounting to 6,532,979 shares in the aggregate, were converted, at the conversion price, into 5,123,905 shares of common stock.

For the years ended December 31, 2009 and 2011, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the years ended December 31, 2009 and 2011 due to the losses in 2009 and 2011, respectively. As of December 31, 2010 no restricted stock was included in the computation of diluted earnings per share because the effect is anti-dilutive.

The warrants (Note 4) were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the years ended December 31, 2010 and 2011 since they are out-of-the-money.

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 11), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 “Earnings Per Share”, any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. None of the shares were dilutive since the average share price for the period the Notes were issued until December 31, 2009, 2010 and 2011 did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement. During 2011 the share borrower returned 1,000,000 of the above loaned shares to the Company, which were not retired.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes:

22.1 Drybulk and Tanker Segments

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

The Company believes that it satisfied the Publicly-Traded Test for its 2009, 2010 and 2011 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals “resident” in the Marshall Islands. As such, each of the Company’s Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company’s ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2011 taxable year.

22.2 Drilling Segment:

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

The components of the Ocean Rig UDW income/(losses) before taxes are as follows:

	Year ended December 31,
	2009	2010	2011

Domestic income/(loss) (Marshall Islands)	(370,007)	174,794	190,940
Foreign income/(loss)	498,558	(19,597)	(68,214)

Total income before taxes	128,551	$155,197	$122,726

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes - continued

22.2 Drilling Segment - continued:

The table below shows for each entity’s total income tax expense for the period and statutory tax rate:

	Year Ended December 31,
	2009	2010	2011

Current Tax expense	$12,797	$20,227	$27,637
Deferred Tax expense / (benefit)	—	209	(209)

Income taxes	$12,797	$20,436	$27,428

Effective tax rate	10%	13%	21%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2011 approximately 92% of the current tax expense was related to withholding tax in Ghana, Tanzania and Turkey. In 2010 approximately 95% of the current tax expense was related to withholding tax in Ghana and Turkey, while in 2009 approximately 89% of the current tax expense was related to withholding tax in Ghana.

Taxes have not been reflected in Other Comprehensive income since the valuation allowances would result in no recognition of deferred tax.

Up to December 15, 2009, when a corporate reorganization occurred, Ocean Rig UDW’s drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway. Subsequently, many of the activities and assets have moved to jurisdictions that do not have corporate taxation. As a result, net deferred tax assets were reversed in 2009. The net deferred tax assets of $91.6 million consisted of gross deferred tax assets of $105.1 million net of gross deferred tax liabilities of $13.5 million. However, a corresponding amount ($91.6 million) of valuation allowance was also reversed. As a result, there was no impact on deferred tax expense for the change of tax status of these entities in 2009.

	Year Ended December 31,
Reconciliation of total tax expense:	2009	2010	2011
Change in valuation allowance	$(93,358)	$(14,922)	$(41,870)
Differences in tax rates	138,865	14,177	(3,288)
Effect of permanent differences	21,317	40	2
Adjustments in respect to current income tax of previous years	—	281	(766)
Effect of exchange rate differences	(65,472)	1,465	(3,318)
Withholding tax	11,445	19,395	26,132
Loss of tax loss carry forward because of liquidation	—	—	50,536

Total	$12,797	$20,436	$27,428

Ocean Rig UDW has for 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2010 and 2011, most of its activities were in Marshall Islands with tax rate of zero.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes - continued

22.2 Drilling Segment - continued:

Ocean Rig UDW is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year ended December 31,
	2010	2011

Deferred tax assets
Net operations loss carry forward	$49,707	$8,015
Accrued expenses	944	—
Accelerated depreciation of assets	8	31
Pension	157	713

Total deferred tax assets	$50,816	$8,759

Less: valuation allowance	(50,630)	(8,759)

Total deferred tax assets, net	$186	$—

Deferred tax liabilities
Depreciation and amortization	$(395)	$—

Total deferred tax liabilities	$(395)	$—

The amounts above are reflected in the Consolidated Balance Sheet as follows:
Net deferred tax assets /(liability)	$(209)	$—

Long-term net deferred tax assets(liabilities)	$(209)	$—

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2011, the valuation allowance for deferred tax assets is reduced from $50,630 in 2010 to $8,759 in 2011 reflecting a reduction in net deferred tax assets during the period. The decrease is primarily a result of the reduction of deferred tax asset due to utilization or loss of tax loss carry forwards in Norway and in Cyprus in 2011.

As of December 31, 2011 the net operating losses on a gross basis are $25,594 and are mainly related to losses in Norway, Brazil and Greenland. These losses are available indefinitely for offset against future taxable profits of the company in which the losses arose.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Income Taxes - continued

22.2 Drilling Segment - continued:

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables and uncertain tax positions are regarded as immaterial.

The Company tax returns in the major jurisdictions in which the Company operates, are generally subject to examination for periods ranging from three to six years.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2009, 2010 and 2011, the company had no unrecognized tax benefits and did not incur any interest or penalties.

Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2010 and 2011 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized

23. Subsequent Events:

23.1 On January 3, 2012 and on February 6, 2012, the vessels Calida and Woolloomooloo were delivered to the Company.

23.2 On January 23, 2012, the Company announced that it has signed into a new drilling contract for its semi-submersible drilling rig “Eirik Raude” with an independent operator, for work offshore West Africa. The maximum total revenue backlog, to complete the 3 well program is estimated at $52 million for a period of 60 days. The new contract will commence in direct continuation after the completion of the existing Eirik Raude contract. The operator has an option to drill one additional well for an estimated duration of 20 days.

23.3 On February 6, 2012 the Company announced that it has signed a new drilling contract for its semi-submersible drilling rig “Leiv Eiriksson” with a consortium coordinated by Rig Management Norway for drilling on the Norwegian Continental Shelf. The maximum total revenue backlog is estimated at $653 million for a minimum period of 1070 days. The new contract is a well-based contract for 15 wells and is scheduled to commence in the fourth quarter of 2012 or the first quarter of 2013. The contract includes three options of 6 wells each that have to be exercised well in advance of the expiry of the firm period.

23.4 In February 2012, the Company entered into nine interest rate swap agreements for a total notional amount of $988,785 maturing from October 2015 through May 2017. These agreements were entered into to hedge the Company’s exposure to interest rate fluctuations by fixing interest rates between 0.87% and 1.21%

23.5 On February 9, 2012 the Company entered into two supplemental agreements for a shortfall in the security cover ratio and pledged 10,000,000 shares of Ocean Rig UDW Inc. The share pledge expires on March 31, 2012.

23.6 On February 13, 2012, the Company signed a $87,654 firm offer letter from HSH Nordbank to partially finance the construction costs of three bulker vessels.

DRYSHIPS INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

23. Subsequent Events - continued

23.7 On February 14, 2012, the Company entered into a $122,580 credit facility to partially finance the construction costs related to the three Very Large Ore Carriers H1227, H1228 and H1229.

23.8 On March 2, 2012, vessel Raraka was delivered to the Company.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Balance Sheets

December 31, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,671	$391
Restricted cash	8,280	5,140
Due from related parties	21,331	26,146
Other current assets	531	282

Total current assets	39,813	31,959

NON-CURRENT ASSETS:
Restricted cash	48,000	47,533
Investments in subsidiaries*	5,114,384	5,393,250

Total non-current assets	5,162,384	5,440,783

Total assets	$5,202,197	$5,472,742

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$87,239	$54,325
Due to subsidiaries*	818,904	1,341,243
Financial instruments	48,672	42,982
Due to related parties	—	664
Other current liabilities	11,368	4,489

Total current liabilities	966,183	1,443,703

NON-CURRENT LIABILITIES
Long term debt, net of current portion	930,073	844,307
Financial instruments	50,114	39,404

Total non-current liabilities	980,187	883,711

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2010 and 2011; 100,000,000 shares designated as Series A Convertible preferred stock; 52,238,806 and 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2010 and 2011, respectively	522	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2010 and 2011; 369,649,777 and 424,762,094 shares issued and outstanding at December 31, 2010 and 2011, respectively	3,696	4,247
Treasury stock; $0.01 par value; 0 and 1,000,000 shares at December 31, 2010 and 2011, respectively	—	(10)
Additional paid-in capital	2,955,018	2,908,950
Accumulated other comprehensive loss	(38,754)	(28,610)
Retained earnings	335,345	260,751

Total stockholders’ equity	3,255,827	3,145,328

Total liabilities and stockholders’ equity	$5,202,197	$5,472,742

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Operations

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010	2011

EXPENSES:
Contract termination fees	$212,586	$—	$—
Loss on contract cancellation	69	—	—
General and administrative expenses	54,433	43,775	43,130

Operating loss	267,088	43,775	43,130

OTHER INCOME / (EXPENSES):
Interest and finance costs	(26,395)	(77,731)	(83,025)
Interest income	74	479	658
Gain/(loss) on interest rate swaps	4,139	(64,162)	(27,807)
Other, net	(9,787)	(1,728)	4,036

Total other (expenses), net	(31,969)	(143,142)	(106,138)

Equity in earnings of subsidiaries*	279,848	375,244	79,140

Net income/(loss)	$(19,209)	$188,327	$(70,128)

Earnings/(loss) per share, basic	(0.13)	0.64	(0.21)
Weighted average number of shares, basic	209,331,737	268,858,688	355,144,764
Earnings/(loss) per share, diluted	(0.13)	0.61	(0.21)
Weighted average number of shares, diluted	209,331,737	305,425,852	355,144,764

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars)

	2009	2010	2011

Net Cash Used in Operating Activities	$(443,323)	$(106,952)	$(109,444)

Cash Flows from Investing Activities:
Proceeds of sale of subsidiary	100	—	—
Investments in subsidiaries	(817,565)	(762,639)	(266,665)
Restricted cash	(11,525)	(30,429)	3,607

Net Cash Used in Investing Activities	(828,990)	(793,068)	(263,058)

Cash Flows from Financing Activities:
Due to subsidiaries	—	425,467	522,339
Proceeds from issuance of convertible notes	447,810	237,202	—
Principal payments of long-term debt	(75,171)	(94,746)	(159,117)
Net proceeds from common stock issuance	950,555	341,774	—
Proceeds from share-lending arrangement	261	100	—
Acquisition of noncontrolling interests	(50,000)	—	—
Payment of financing costs	(1,973)	(314)	—

Net Cash Provided by Financing Activities	1,271,482	909,483	363,222

Net (decrease) / increase in cash and cash equivalents	(831)	9,463	(9,280)
Cash and cash equivalents at beginning of year	1,039	208	9,671

Cash and cash equivalents at end of year	$208	$9,671	$391

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2009, 2010 and 2011, did not received cash dividends from its subsidiaries.

There are no legal or regulatory restrictions on the Parent Company’s ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2012.

The Parent Company is the borrower under the HSH facility bank loan agreements and guarantor under the remaining loans outstanding at December 31, 2010 and 2011.

The Parent company is guarantor on several loan facilities, which as of December 31, 2011 the amount outstanding related to these facilities amounted to $2,383,793 in aggregate.

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

The principal payments required to be made after December 31, 2011 for the loans discussed above are as follows:

Year ending December 31,	Amount
2012	$55,189
2013	54,765
2014	748,701
2015	45,402
2016 and thereafter	140,316

Total principal payments	1,044,373
Less-Financing fees and equity component of notes	(145,741)

Total debt	$898,632

As of December 31, 2011, the Company was in compliance with the original covenants, had waivers that supplemented the original covenants or had the ability to remedy breaches of financial covenants.

See Note 11 “Long-term Debt” and Note 23 “Subsequent events – 23.5” to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.

Subsequent to the issuance of the Parent Company’s 2009 condensed financial information and prior to the issuance of the 2010 condensed financial information, the Parent Company’s management determined that the amount of interest capitalized pursuant to ASC 835-20, Capitalization of Interest (ASC 835-20) for four drillships under construction acquired by its consolidated subsidiary, Ocean Rig UDW (the “Subsidiary”) was erroneously calculated for the year ended December 31, 2009. In addition, the Subsidiary erroneously accounted for under ASC 815-30, Cash Flow Hedges (ASC 815-30) the settlement payments made in 2009 on interest rate swaps that were designated and effective as cash flow hedges on variable rates loan, interest of which was capitalized as cost of drillships under construction, by immediately reclassifying the entire net settlement payments from accumulated other comprehensive loss to interest and finance costs in the statement of operations. Accordingly, a portion of the net settlement payments on the foregoing interest rate swaps was reclassified back to accumulated other comprehensive loss and will be reclassified to interest and finance costs at the same time that the capitalized interest on the hedged variable rate debts is recognized in income through depreciation.

The correction of the above errors resulted in an increase in the Parent Company’s equity in earnings of subsidiary and a decrease in net loss by $13.2 million, respectively, and a $0.06 decrease in loss per common share, basic and diluted. The above errors were corrected in the Company’s previously issued financial statements.

During 2011, the Parent Company identified consideration received from the issuance of subsidiary shares of $107,426 attributable to non controlling interests which was previously classified as additional paid-in capital. The Company has reclassified this amount from additional paid in capital to investment in subsidiaries as of December 31, 2011 and for all periods presented.