Form 20-F
period 2012-12-31
DryShips Inc.
filed 2013-03-22
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________

FORM 20-F
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable
Commission file number 001-33922
__________________________
DRYSHIPS INC.
(Exact name of Registrant as specified in its charter)
__________________________

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

74-76 V. Ipeirou Street
151 25, Marousi
Athens, Greece
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012, there were 413,762,244 shares of the registrant's common stock, $0.01 par value, outstanding.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

FORWARD-LOOKING STATEMENTS

DryShips Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;

•	our ability to successfully employ both our existing and newbuilding drybulk and tanker vessels and drilling units;

•
our drilling contract backlog, drilling contract commencements, drilling contract terminations, drilling contract option exercises, drilling contract revenues, drilling contract awards and rig and drillship mobilizations and performance provisions,

•
our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels and drilling units (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk and tanker shipping market trends, charter rates and factors affecting supply and demand;

•	statements about the offshore drilling market, including supply and demand, utilization rates, dayrates,

•	our expectations regarding the availability of vessel and drilling unit acquisitions; and

•	anticipated developments with respect to pending litigation.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and dayrates and vessel and drilling unit values; the failure of a seller to deliver one or more vessels or drilling units; the failure of a buyer to accept delivery of one or more vessels or drilling units; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists.

Please note in this annual report, "we", "us", "our", "DryShips" and "the Company", all refer to DryShips Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

i

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

3.A.(i)  STATEMENT OF OPERATIONS

	Year Ended December 31,
(In thousands of Dollars except per share and share data)	2008	2009	2010	2011	2012
STATEMENT OF OPERATIONS
Total revenues	$1,080,702	$819,834	$859,745	$1,077,662	$1,210,139
Voyage expenses	53,172	28,779	27,433	20,573	30,012
Vessels, drilling rigs and drillships operating expenses	165,891	201,887	190,614	373,122	649,722
Depreciation and amortization	157,979	196,309	192,891	274,281	335,458
Loss/(gain) on sale of assets, net	(223,022)	(2,045)	(9,435)	3,357	1,179
Gain on contract cancellation	(9,098)	(15,270)	—	(6,202)	—
Contract termination fees and forfeiture of vessels/ vessels under construction deposits	160,000	259,459	—	—	41,339
Vessel impairment charge	—	1,578	3,588	144,688	—
Goodwill impairment charge	700,457	—	—	—	—
Gain from vessel insurance proceeds	—	—	—	(25,064)	—
General and administrative expenses – cash(1)	58,225	55,871	64,376	96,679	132,636
General and administrative expenses – non-cash	31,502	38,070	24,200	26,568	13,299
Legal settlements and other, net	—	—	—	—	(9,360)

Operating income/(loss)	(14,404)	55,196	366,078	169,660	15,854
Interest and finance costs	(113,194)	(84,430)	(66,825)	(146,173)	(210,128)
Interest income	13,085	10,414	21,866	16,575	4,203
Gain/(loss) on interest rate swaps	(207,936)	23,160	(120,505)	(68,943)	(54,073)
Other, net	(12,271)	(3,574)	10,272	9,023	(492)

Income/(loss) before income taxes and equity in loss of investee	(334,720)	766	210,886	(19,858)	(244,636)
Income taxes	(2,844)	(12,797)	(20,436)	(27,428)	(43,957)
Equity in loss of investee	(6,893)	—	—	—	—

Net Income/(loss)	(344,457)	(12,031)	190,450	(47,286)	(288,593)
Less: Net (income)/loss attribute to non-controlling interests	(16,825)	(7,178)	(2,123)	(22,842)	41,815

Net income/(loss) attributable to Dryships Inc.	(361,282)	(19,209)	188,327	(70,128)	(246,778)
Net Income/ (loss) attributable to common stockholders	(361,809)	(26,706)	172,564	(74,594)	(246,778)
Earnings/(loss) per common share attributable to Dryships Inc. common stockholders, basic	$(8.11)	$(0.13)	$0.64	$(0.21)	$(0.65)

Weighted average number of common shares, basic	44,598,585	209,331,737	268,858,688	355,144,764	380,159,088
Earning / (loss) per common share attributable to Dryships Inc. common stockholders, diluted	$(8.11)	$(0.13)	$0.61	$(0.21)	$(0.65)
Weighted average number of common shares, diluted	44,598,585	209,331,737	305,425,852	355,144,764	380,159,088
Dividends declared per share	$0.80	—	—	—	—

_______________________
(1)
Cash compensation to members of our senior management and our directors amounted to $9.7 million, $5.3 million, $11.8 million, $6.8 million and $ 5.7 million for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

3.A.(ii)  BALANCE SHEET AND OTHER FINANCIAL DATA

	As of and for the Year Ended December 31,
(In thousands of Dollars except per share and share data and fleet data)	2008	2009	2010	2011	2012

Current assets	$720,427	1,180,650	1,065,110	570,077	903,529
Total assets	4,842,680	5,806,995	6,984,494	8,621,689	8,878,491
Current liabilities, including current portion of long-term debt	2,525,048	1,896,023	935,435	756,263	1,573,529
Total long-term debt, including current portion	3,158,870	2,684,684	2,719,692	4,241,835	4,386,715
DryShips common stock	706	2,803	3,696	4,247	4,247
Number of shares outstanding	70,600,000	280,326,271	369,649,777	424,762,094	424,762,244
Dryships Inc's equity	1,291,572	2,812,542	3,255,827	3,145,328	2,846,460
OTHER FINANCIAL DATA
Net cash provided by operating activities	540,129	294,124	476,801	349,205	237,529
Net cash used in investing activities	(2,110,852)	(169,950)	(1,680,748)	(1,822,394)	(389,947)
Net cash provided by financing activities	1,762,769	265,881	902,308	1,332,802	243,225

EBITDA (1)	(100,350)	263,913	446,613	361,179	338,562

DRYBULK FLEET DATA:
Average number of vessels (2)	38.56	38.12	37.21	35.80	35.67
Total voyage days for drybulk carrier fleet (3)	13,938	13,700	13,430	12,831	13,027
Total calendar days for drybulk carrier fleet (4)	14,114	13,914	13,583	13,068	13,056
Drybulk carrier fleet utilization (5)	98.75%	98.46%	98.87%	98.19%	99.78%

(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (6)	57,980	30,336	32,045	26,912	15,896
Vessel operating expenses (7)	5,644	5,434	5,245	6,271	5,334

TANKER FLEET DATA
Average number of vessels (2)	—	—	—	2.64	6.27
Total voyage days for tanker fleet (3)	—	—	—	963	2,293
Total calendar days for tanker fleet (4)	—	—	—	963	2,293
Tanker fleet utilization	—	—	—	100%	100%

(In Dollars)
AVERAGE DAILY RESULTS
Time Charter Equivalent (6)	—	—	—	12,592	13,584
Vessel Operating Expenses (7)	—	—	—	9,701	7,195

________________________________
(1)
EBITDA, a non-U.S. GAAP measure, represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Please see below for a reconciliation of EBITDA to net income attributable to DryShips, the most directly comparable financial measure calculated in accordance with U.S. GAAP.

(2)
Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.

(3)
Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company's possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys.

(4)
Calendar days are the total days the vessels in that fleet were in the Company's possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(5)
Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

	For the Year Ended December 31,
(Dollars in thousands)	2008	2009	2010	2011	2012

Net income/(loss) attributable to Dryships Inc.	(361,282)	(19,209)	188,327	(70,128)	(246,778)

Add: Net interest expense	100,109	74,016	45,959	129,598	205,925
Add: Depreciation and amortization	157,979	196,309	192,891	274,281	335,458
Add: Income taxes	2,844	12,797	20,436	27,428	43,957

EBITDA	(100,350)	263,913	447,613	361,179	338,562

Drybulk Carrier Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2008	2009	2010	2011	2012

Voyage revenues	861,296	444,385	457,804	365,361	227,141
Voyage expenses	(53,172)	(28,779)	(27,433)	(20,047)	(20,064)

Time charter equivalent revenues	808,124	415,606	430,371	345,314	207,077

Total voyage days for drybulk fleet	13,938	13,700	13,430	12,831	13,027
Time charter equivalent (TCE) rate	57,980	30,336	32,045	26,912	15,896

Τanker Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2008		2009	2010	2011	2012

Voyage revenues	-		-	-	12,652	41,095
Voyage expenses	-		-	-	(526)	(9,948)
Time charter equivalent revenues	-		-	-	12,126	31,147

Total voyage days for drybulk fleet			-	-	963	2,293
Time charter equivalent (TCE) rate		-	-	-	12,592	13,584

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Some of the following risks relate principally to the industries in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash flows or our ability to pay dividends, if any, in the future, or the trading price of our common shares.

Risk Factors Relating to the Drybulk Shipping Industry

Charterhire rates for drybulk carriers are volatile and remain significantly below their high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability and our ability to comply with our loan covenants.

The degree of charterhire rate volatility among different types of drybulk vessels has varied widely; however, the prolonged downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the overall drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25-year record low of 647 in 2012. While the BDI increased to 843 as of March 8, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

The decline and volatility in charter rates has been due to various factors, including the over-supply of drybulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.  If low charter rates in the drybulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and our ability to continue as a going concern and comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. In addition, the decline in the drybulk carrier charter market has had and may continue to have additional adverse consequences for the drybulk shipping industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the drybulk shipping industry. Accordingly, the value of our common shares could be substantially reduced or eliminated.

Because we currently employ 18 of our vessels in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have seven vessels scheduled to come off of their current charters in 2013 for which we will be seeking new employment. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	natural disasters and other disruptions in international trade;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. Given the large number of new drybulk carriers currently on order with shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of February 1st 2013, newbuilding orders had been placed for an aggregate of more than 19.1% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Currently, some of our spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, upon the expiration or termination of our vessels' current non-spot charters, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Currently, seven of the charters for our drybulk vessels are scheduled to expire 2013.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to breach certain covenants in our credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels are related to prevailing freight charter rates. However, while the fair market values of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

The fair market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types and sizes of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental and other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. If the market values of our vessels, which are at relatively low levels, decrease further, we may not be in compliance with certain covenants in our credit facilities secured by mortgages on our drybulk vessels, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing.

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values persist at their current levels or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. Due to our decision to sell certain vessels subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $3.6 million, $144.7 million and $0 million, for each of the years ended December 31, 2010, 2011 and 2012, respectively, was recognized.

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 7.9% for the year ended December 31, 2012, as compared to approximately 8.9% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

If economic conditions throughout the world do not improve, this will impede our results of operations, financial condition and cash flows.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The current sovereign debt crisis in certain Eurozone countries, such as Greece and Cyprus, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future.  Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and the trading price of our common shares. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased margins or interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

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

 Charterers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The continuing weakness in demand for drybulk shipping services and any future declines in such demand could result in financial challenges faced by our charterers and may increase the likelihood of one or more of our charterers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. In February 2009, the drybulk vessel Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy offshore Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy offshore Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities, such as us. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated thereunder, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. or other armed forces in Iraq, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and our ability to pay dividends, if any, in the future.

We operate our drybulk vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect our ability to pay dividends, if any, in the future from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. This seasonality may adversely affect our operating results and our ability to pay dividends, if any, in the future.

Rising fuel prices may adversely affect our profits.

While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is a significant factor in negotiating charter rates.  Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under spot or voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our drybulk and tanker vessels operate or are registered, which can significantly affect the ownership and operation of those vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. The April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional laws or regulatory initiatives, including the raising of liability caps under OPA, that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.

TMS Bulkers Ltd., or TMS Bulkers, managers of the vessel Oliva, one of our Panamax drybulk carriers, reported that on March 16, 2011, the vessel ran aground at Nightingale Island, which is part of the "Tristan Da Cunha" group of islands in the South Atlantic Ocean. At the time of the incident the vessel was on its way from Santos, Brazil to China, loaded with 65,266 metric tons of soya beans. The following day the vessel broke in two. Both the vessel and the cargo are lost and are considered to be actual total losses for insurance purposes. In addition, bunkers leaked from the damaged hull, which has affected the local birdlife and marine environment. There were no injuries to the 22 crew members on board.

TMS Bulkers activated its Emergency Response Plan and has deployed all appropriate resources in close cooperation with the local authorities to mitigate the damage arising from this accident. That response has included the attendance of a large local vessel, which was joined a few days later by a salvage tug with appropriate equipment for bird rehabilitation and oil clean-up operations, as well as salvage operations. A second tug and a small general cargo vessel also have been chartered to deliver additional equipment and a team of specialists from The Southern African Foundation for the Conservation of Coastal Birds, or the SANCCOB. Oil pollution experts International Tanker Operators Pollution Federation, or ITOPF, have been coordinating the response to the casualty, in conjunction with TMS Bulkers and the vessel's Protection & Indemnity liability insurers (Gard). The vessel's hull was fully insured and the Hull & Machinery insurers were notified of the loss. The hull and machinery claims, cargo claims as a result of pollution and any liability claims as a result of the grounding have been settled.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against a vessel in our fleet for claims relating to another of our vessels.

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

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Furthermore, any defects or flaws in the design of a drybulk carrier may contribute to vessel damage. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Risk Factors Relating to the Offshore Drilling Industry

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas and any geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

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

Many of our competitors in the offshore drilling industry are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of our relatively small offshore drilling fleet, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than we have, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully in the offshore drilling industry may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2013 consisted of 121 units, comprised of 59 semi-submersible rigs and 62 drillships. An additional 14 semi-submersible rigs and 71 drillships were under construction or on order as of February 2013, which would bring the total fleet to 206 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers and catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time, or at all. These cost increases, delays or unavailability could have a material adverse effect on our results of operations and result in drilling unit downtime, and delays in the repair and maintenance of our drilling units.

Our international operations in the offshore drilling sector involve additional risks, including piracy, which could adversely affect our business.

Our drilling rigs and drillships, which we refer to collectively as our drilling units, operate in various regions throughout the world. Our drilling rig, the Leiv Eiriksson, is currently undergoing equipment and winterization upgrades and is expected to commence drilling operations on the Norwegian Continental Shelf, our drilling rig, the Eirik Raude, is mobilizing from offshore West Africa to offshore Ireland, where it is expected to commence drilling operations, our drillships, the Ocean Rig Corcovado and the Ocean Rig Mykonos, are operating offshore Brazil and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, are operating offshore Ivory Coast and Tanzania, respectively.

In the past, the Eirik Raude has operated in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana and the Ivory Coast, while the Leiv Eiriksson has operated offshore Greenland, West Africa, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands and in the North Sea, and the Ocean Rig Corcovado and the Ocean Rig Olympia have operated offshore Greenland and West Africa, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

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

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

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

Our offshore drilling operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, personnel shortages or failure of subcontractors to perform or supply goods or services.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all the risks to which we are exposed. Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate drilling contracts, including pollution damage in connection with reservoir fluids stemming from operations under the contract, damage to the well or reservoir, loss of subsurface oil and gas and the cost of bringing the well under control. We generally indemnify our customers against pollution from substances in our control that originate from the drilling unit (e.g., diesel used onboard the unit or other fluids stored onboard the unit and above the water surface). However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the customer against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract was negotiated. Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable. Furthermore, we have no insurance coverage for named storms in the Gulf of Mexico and while trading within war risks excluded areas.

Our insurance coverage relating to our offshore drilling operations may not adequately protect us from certain operational risks inherent in the drilling industry.

Our insurance relating to our offshore drilling operations is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability. For example, the amount of risk we are subject to might increase regarding occupational injuries because on January 12, 2012, the U.S. Supreme Court ruled that the U.S. Outer Continental Shelf Lands Act could cover occupational injuries.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. The deductible for collision liability claims is $50,000. Our aggregate recovery limit is $500.0 million for all claims arising out of any event covered by our protection and indemnity insurance. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against, which we may not be fully insured against, could significantly reduce our revenues, make it financially impossible for us to obtain a replacement drilling unit or to repair a damaged drilling unit, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

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

Our offshore drilling operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Moreover, the manner in which these laws are enforced and interpreted is constantly evolving. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and our insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Because our offshore drilling business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deepwater drilling, which could have a material adverse effect on our business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to us, while it was servicing the Macondo well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region's key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress, and is also the subject of numerous lawsuits. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.

We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in Notices to Lessees 2010-N05 and 2010 N-06. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. We continue to evaluate these requirements to ensure that our rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.

We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the Bureau of Ocean Energy Management (BOEM) will enter into leases with our customers or when the Bureau of Safety and Environmental Enforcement (BSEE) will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the Gulf of Mexico. It is possible that short-term potential migration of rigs from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, have in place until November 1, 2014 guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. These guidelines effectively impose requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

Risk Factors Relating to the Tanker Industry

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

The factors that influence demand for tanker capacity include:

•	supply of and demand for oil and oil products;

•
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts, which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

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

The factors affecting the supply of and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic downturn may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition the total newbuilding order books for Suezmax and Aframax vessels scheduled to enter the fleet through 2013 currently stand at 10% and 2.6% respectively, and there can be no assurance that the order books will not increase further in proportion to the existing fleets. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The market value of our vessels may fluctuate significantly, and we may incur losses when we sell vessels following a decline in their market value.

The fair market value of our tanker vessels may have declined recently, and may decrease further depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	supply of and demand for tankers and the types and sizes of tankers we own;

•	alternative modes of transportation;

•	ages of vessels;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

Declines in charter rates and other market deterioration could cause the market value of our vessels to decrease significantly. We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates.  All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use.  If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired.  The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.  Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition or operating results.

Due to the cyclical nature of the tanker market, the market value of one or more of our vessels may at various times be lower than their book value, and sales of those vessels during those times would result in losses.  If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity.  If for any reason we sell vessels at a time when vessel prices have fallen, the sale proceeds may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity.  In addition, declining vessel values could result in the reduction in lending commitments, the pledging of unencumbered vessels as additional collateral, the requirement to repay outstanding amounts or a breach of loan covenants, which could give rise to an event of default under our credit facilities.

Changes in the crude oil and petroleum products markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting crude oil and petroleum products will depend upon world and regional crude oil and petroleum products markets. Any decrease in shipments of crude oil or petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of crude oil and petroleum products, including competition from alternative energy sources. In the long-term it is possible that crude oil and petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of crude oil and petroleum products as a result of environmental concerns, or by high oil prices. The recent recession affecting the U.S. and world economies may result in protracted reduced consumption of crude oil and petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An over-supply of tanker capacity may prolong currently low charter rates and vessel values or lead to further reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the tanker newbuilding order book, which extends to 2017, equaled approximately 11.5% of the existing world oil tanker fleet as of February 1 2013, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash once we take delivery of our newbuilding tankers.

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

Company Specific Risk Factors

We are not in compliance with certain financial and other covenants contained in our credit facilities relating to our shipping segments, which could adversely affect our business.

Our credit facilities require us to satisfy certain financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio and (vi) a minimum working capital level.  In addition, our credit facilities, which are secured by mortgages on our vessels and drillships, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels and drillships under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or a loan-to-value ratio.  Events beyond our control, including changes in the economic and business conditions in the international drybulk, tanker or offshore drilling markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facilities. Our ability to maintain compliance also depends substantially on the value of our assets, our charterhire and dayrates, our ability to obtain charters and drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy.

A violation of any of the financial covenants in our credit facilities, absent a waiver of the breach from our lenders, or a violation of the loan-to-value ratios in our credit facilities, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities that would allow all amounts outstanding thereunder to be declared immediately due and payable. In addition, all of our credit facilities relating to our drybulk and tanker fleet contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities relating to our drybulk and tanker fleet. Furthermore, our debt agreements relating to our offshore drilling fleet also contain cross-default or cross-acceleration provisions that may be triggered by a default under one of our other debt agreements relating to our offshore drilling fleet.  If the amounts outstanding under our indebtedness relating to our drybulk and tanker fleet or our offshore drilling fleet were to be become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

As of December 31, 2012, we were in compliance with the financial covenants contained our debt agreements relating to our offshore drilling segment, but we were in breach of certain financial covenants, mainly the interest coverage ratio, contained in our loan agreements relating to our shipping segments, under which a total of $769.1 million was outstanding as of December 31, 2012. Even though as of the date of this annual report, none of the lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2012, these breaches constitute potential events of default that may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and due to the cross-acceleration and cross-default provisions contained in our credit facilities relating to our drybulk and tanker fleet, all of our outstanding indebtedness relating to our drybulk and tanker fleet, amounting to approximately $941.3 million as of December 31, 2012, has been classified as current.  As a result, we reported a working capital deficit of $670.0 million at December 31, 2012. See Note 3 to our consolidated financial statements included in this annual report.

In addition, as of December 31, 2012, we were not in compliance with the loan-to-value ratios contained in certain of our credit facilities relating to our drybulk fleet, under which a total of $63.0 million was outstanding as of that date, out of our total consolidated outstanding indebtedness relating to our drybulk and tanker fleet of approximately $941.3 million.  As discussed above, these violations of the loan-to-value covenants do not constitute events of default that would automatically trigger the full repayment of the loans. Under the terms of the credit facilities, loan-to-value shortfalls may be remedied by us by providing additional collateral or repaying the amount of the shortfall.  We have agreed with our lenders under two of our credit facilities, under which a total of $89.9 million was outstanding as of December 31, 2012, to waive the breach of the loan-to-value ratios under the facilities to December 31, 2013, in exchange for, among other things, the pledge of shares of Ocean Rig UDW Inc., or Ocean Rig UDW, our majority-owned subsidiary, that we own, which we estimate will amount to approximately 7,600,000 shares in the aggregate, as additional collateral securing the loans, subject to definitive documentation. We cannot guarantee that we will enter into this definitive documentation.  As a result of our breaches of the loan-to-value ratios in certain of our credit facilities, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $23.0 million in order to comply with the relevant loan-to-value ratios. In addition, on September 27, 2012, we entered into supplemental agreements under two of our credit facilities, under which a total of $271.6 million was outstanding as of December 31, 2012, to provide additional security to cure shortfalls in the loan-to-value ratio required to be maintained under the facilities and pledged 7,800,000 common shares of Ocean Rig UDW, our majority-owned subsidiary, that we own as additional collateral under the facilities.  The terms of the share pledge expire on June 30, 2013.  Furthermore, we have entered into an amendment to one of our credit facilities to reduce the loan-to-value ratio required to be maintained under the facility until 2016. There can be no assurance that we will be in compliance with the loan-to-value ratios contained in these credit facilities when the share pledge expires or the original covenant comes back into effect or that the relevant lenders would permit further amendments to the collateral arrangements with respect to future breaches of the loan-to-value ratios.

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our drybulk and tanker fleet, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our drybulk and tanker fleet, under which a total of $941.3 million was outstanding as of December 31, 2012. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would impair our ability to conduct our business and continue as a going concern. Further, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any additional amendments to our credit facilities, or waivers or extensions of waivers of covenant breaches, that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the margin and lending rates they charge us on our outstanding indebtedness.

We expect that our lenders will not demand payment of the loans relating to our drybulk and tanker fleet under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and firm financing agreements that are currently in place.   We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and tanker fleet with cross-default provisions which amounted to approximately $941.3 million in the aggregate as of December 31, 2012, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Our inability to comply with certain financial and other covenants under our loan agreements relating to our shipping segments and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2012, we were in breach of certain financial and other covenants contained in our loan agreements relating to our shipping segments and our lenders may choose to accelerate our indebtedness relating to such segments. As a result, we reported a working capital deficit of $670.0 million at December 31, 2012. Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue and enter into firm financing agreements to meet our scheduled obligations as they become due and the continued support of our lenders. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern except for the shipping segments' bank debt and the restricted cash classification under current liabilities and current assets, respectively. These conditions raise significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Our credit facilities impose operating and financial restrictions on us, and if we receive additional waivers of covenant breaches and/or further amend our loan agreements in the future, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing credit facilities.

In addition to the loan-to-value ratio requirements and financial covenants relating to our financial position, operating performance and liquidity contained in our credit facilities, our credit facilities also contain restrictions on our ability to, among other things:

•	enter into other financing arrangements;

•	incur or guarantee additional indebtedness;

•	create or permit liens on our assets;

•	consummate a merger, consolidation or sale of our all or substantially all of our assets or the shares of our subsidiaries;

•	make investments;

•	change the general nature of our business;

•	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;

•	incur dividend or other payment restrictions affecting the restricted subsidiaries under the indenture governing our Senior Secured Notes (as defined below);

•	change the management and/or ownership of our vessels and drilling units;

•	enter into transactions with affiliates;

•	transfer or sell assets;

•	amend, modify or change our organizational documents;

•	make capital expenditures;

•	change the flag, class or management of our vessels or drilling units;

•	drop below certain minimum cash deposits, as defined in our credit facilities; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

Therefore, we will need to seek permission from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under the agreements governing our indebtedness, including a default under our credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under our credit facilities could proceed against the collateral securing that indebtedness. In any such case, we may be unable to repay the amounts due under our credit facilities. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates and dayrates, our ability to obtain charters and drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

We have substantial indebtedness, and expect to incur substantial additional indebtedness, which could adversely affect our financial health.

As of December 31, 2012, on a consolidated basis, we had $4.5 billion in aggregate principal amount of indebtedness outstanding and $189.4 million in additional credit available to us under our credit facilities. In addition, in February 2013, Ocean Rig UDW entered into a $1.35 billion secured term loan facility to partially finance the construction of three of our four ultra-deepwater seventh generation drillships under construction, referred to as our seventh generation drillships, scheduled for delivery in July 2013, October 2013 and November 2013, under which we had $1.35 billion in available borrowing capacity as of March 22, 2013, and we expect to incur substantial additional indebtedness in order to fund the estimated remaining contractual obligations, excluding financing costs, amounting to $2.1 billion in the aggregate for our four newbuilding drillships and 10 newbuilding drybulk vessels as of March 22, 2013, and any further growth of our fleet.

This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

•
we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness;

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

•	our ability to refinance indebtedness may be limited or the associated costs may increase;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns; and

•
we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk and tanker shipping and offshore drilling industries or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure time charters and drilling contracts at acceptable rates. Our ability to renew our existing time charters and drilling contracts or obtain new time charters and drilling contracts at acceptable charterhire and dayrates or at all will depend on the prevailing economic and competitive conditions.

Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various debt agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

If our operating cash flows are insufficient to service our debt and to fund our other liquidity needs, we may be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing such indebtedness, which would allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among certain of our other debt agreements. Under these circumstances, lenders could compel us to apply all of our available cash to repay borrowings or they could prevent us from making payments on the notes. If the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

As of March 22, 2013, 18 of our drybulk vessels were employed under time charters and 18 vessels were operating in the spot market. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates.

Three of our drybulk vessels, the Capri, Samatan and Capitola are currently on short term (spot) charters to Korea Line Corp., or KLC, a South Korean shipping company that announced on January 25, 2011 it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. We were entitled to a rate of $61,000, $39,500 and $39,500 per day under our charters with KLC for the vessels Capri, Samatan and Capitola, respectively, which were scheduled to expire between May 2013 and June 2018. On February 15, 2011, KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' original charter agreements with KLC were terminated by the Joint Receivers, and the shipowning companies entered into new short term charter agreements with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the original charter agreements, and (ii) damages and loss caused by the early termination of the original charter agreements. During 2012, the new charterparties, were terminated on agreed terms.

Ten of the vessels in our fleet provide for charter rates that are significantly above current market rates. Should any of our counterparties under these charters fail to honor its obligations under our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

Some of our offshore drilling contracts may be terminated early due to certain events.

Some of our customers under our drilling contracts have the right to terminate our drilling contracts upon the payment of an early termination or cancellation fee. However, such payments may not fully compensate us for the loss of the contract. In addition, our contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.

In addition, during periods of challenging market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

Our future contracted revenue for our fleet of drilling units may not be ultimately realized.

As of March 4, 2013, the future contracted revenue for our fleet of drilling units, or our drilling contract backlog, was approximately $4.4 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates. For example, effective March 3, 2013, one of our customers, European Hydrocarbons Limited, or European Hydrocarbons, unilaterally cancelled our drilling contract for the Eirik Raude for drilling offshore West Africa prior to the scheduled termination date. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Most of our offshore drilling contracts may be terminated early due to certain events.

Under most of our current drilling contracts, our customers have the right to terminate the drilling contract upon the payment of an early termination or cancellation fee. However, such payments may not fully compensate us for the loss of the contract. For example, European Hydrocarbons, our customer under our drilling contract for the Eirik Raude for drilling operations offshore West Africa, unilaterally cancelled the contract effective March 3, 2013, approximately 23 days prior to the contract's scheduled termination date.  In connection with the cancellation of the contract, we are entitled to an early termination fee of $13.7 million.  As a result of the cancellation, we will not receive approximately $14.1 million in estimated contract revenues, after giving effect to the early termination payment.

In addition, our drilling contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.

In addition, during periods of challenging market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Skyros and the Ocean Rig Apollo, our two uncontracted seventh generation drillships to be delivered in October 2013 and January 2015, respectively, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted until the fourth quarter of 2014 to the second quarter of 2016. In addition, we have entered into three-year drilling contracts for the Ocean Rig Mylos and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013 and November 2013, respectively, which are expected to commence upon delivery of the drillships from the shipyard or to the drilling location, and we have received a letter of award from a major oil company for a three-year drilling contract for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015, to commence upon delivery of the drillship, subject to definitive documentation and customary conditions.  We cannot guarantee that we will enter into definitive documentation for the drilling contract for the Ocean Rig Apollo for which we have received a letter of award or that we will be able to secure employment for the Ocean Rig Skyros, our second seventh generation drillship scheduled for delivery in October 2013.

Our ability to renew the drilling contracts or obtain new drilling contracts for our drilling units, including our two seventh generation drillships for which we have not yet secured employment, will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates we receive for the reemployment of our drilling units upon the expiration or termination of our existing drilling contracts are lower than the rates under our existing contracts, we will recognize less revenue from the operations of our drilling units. In addition, delays under existing drilling contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the seventh generation drillships under construction, or we may be forced to enter into drilling contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 36 drybulk vessels, of which 18 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates. In addition, we currently employ all of our tankers in the spot market. We have also agreed to acquire 10 newbuilding drybulk vessels, which are expected to be delivered to us between March 2013 and August 2014, some of which may be employed in the spot market upon their delivery to us. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters.

Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the drybulk and  oil tanker spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

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

Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, seven of which are scheduled to expire in 2013, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in any loan agreements we may enter into in the future.

We depend upon the spot market in our tanker segment and any decrease in spot charter rates may adversely affect our financial condition and results of operations.

We currently employ all of our tankers in the spot market. As a result, our results of operations in our tanker segment will be significantly affected by conditions in the oil tanker spot market. The spot market is highly volatile and fluctuates based on tanker and oil supply and demand. The successful operation of our tankers in the spot market depends on, among other things, our commercial and technical manager's ability to obtain profitable charters and minimizing, to the extent possible, time spent waiting for charters and traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below operating costs of vessels. Future spot rates may decline significantly and may not be sufficient for us to operate our tankers profitably, which would have an adverse impact on our financial condition and results of operations.

The tanker sector is currently at depressed levels and conditions in the tanker market could have an adverse effect on our business, results of operation and financial condition.

In November 2010, we expanded into the oil tanker sector with our entry into construction contracts for six Aframax and six Suezmax high specification tankers. We have taken delivery of all six of the newbuilding Aframax tankers and four of the newbuilding Suezmax tankers and have novated the construction contracts for the remaining two Suezmax tankers to an unaffiliated third party in order to release ourselves from our obligations under the construction contracts for these two tankers and reduce the amount of our outstanding capital expenditures. The charter markets for crude oil carriers and product tankers have deteriorated significantly since summer 2008 and are currently at depressed levels. These markets may be further depressed through 2012 given the significant number of newbuilding vessels scheduled to be delivered. Attractive investment opportunities in these sectors may reflect these depressed conditions, however, the return on any such investment is highly uncertain in this extremely challenging operating environment.

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

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs' and drillships' future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. In making estimates concerning the daily time charter equivalent for the unfixed days, the Company utilizes the most recent ten year historical average for similar vessels and other available market data over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2010, 2011 and 2012. However, due to the Company's decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $3.6 million, $144.7 million and $0 million, for each of the years ended December 31, 2010, 2011 and 2012, respectively, was recognized.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Set forth below is an analysis that shows the impact on the Company's impairment analysis of its shipping segment, if the Company were to utilize the most recent five year, three year or one year historical average rates for similar vessels for purposes of estimating future cash flows for unfixed days over the remaining life of the vessel.

Amounts in thousand of US dollars	2012
Level of impairment	5 year	3 year	1 year
Drybulk carriers	$42,902	$753,809	$952,181
Drybulk carriers under construction	-	46,700	135,327
Tankers	-	105,489	105,489
Tankers under construction	-	39,750	39,750
Total	$42,902	$945,748	$1,232,747

Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms, in order to complete the construction of our drillships, tankers and drybulk carriers under construction.

We, through our majority-owned subsidiary, Ocean Rig UDW, have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of four seventh generation drillships that are scheduled to be delivered to us in July 2013, October 2013, November 2013 and January 2015, respectively. The estimated total project cost for our four seventh generation drillships, excluding financing costs, is approximately $2.7 billion, of which an aggregate of approximately $1.6 billion was outstanding as of December 31, 2012. In order to complete the construction of our seventh generation drillships, we will need to procure additional financing. On February 28, 2013, we entered into a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, respectively.  We expect to finance the remaining delivery payments for our seventh generation drillships with cash on hand, operating cash flow, equity financing and additional bank debt.

In addition, pursuant to an agreement with Samsung, we have the option to construct up to two additional seventh generation, ultra-deepwater drillships, which would be "sister ships" to our seventh generation drillships under construction. The options may be exercised by us at any time on or prior to March 31, 2013, with the optional vessels being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration.  If we exercise our two newbuilding options, we would expect to incur aggregate additional capital commitments of approximately $1.3 billion, assuming these drillships are built at the same price and with the same specifications as our seventh generation drillships under construction, for which we would be dependent upon obtaining additional financing that we have not yet arranged. Should such financing not be available, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations, finance future obligations and expand the size of our fleet.

Furthermore, we have entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the second quarter of 2013; (ii) four Very Large Ore Carriers, or VLOCs, scheduled for delivery between the second quarter of 2013 and the first quarter of 2014 and (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014.

As of March 22, 2013, we had remaining construction costs of $81.2 million in the aggregate with respect to our two newbuilding Capesize vessels and $124.4 million in the aggregate with respect to our four newbuilding Panamax Ice Class 1A drybulk vessels. We have not secured financing for the remaining construction costs for these vessels. As of March 22, 2013, we had remaining construction costs with respect to our four newbuilding VLOCs of $194.4 million, which we expect to partially finance with borrowings under our $122.6 million credit facility, assuming we are able to obtain charters suitable under the terms of the credit facility, which is a condition precedent to drawdown of the loan.

We cannot be certain that additional financing to complete the construction of our newbuilding drillships and drybulk carriers will be available on acceptable terms or at all.  If additional bank financing is not available when needed, or is available only on unfavorable terms, we may be unable to take delivery of one or more of our newbuilding drillships or drybulk vessels, in which case we would be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $978.6 million in the aggregate, as of December 31, 2012. We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our newbuilding drillships and drybulk vessels to third parties to the extent completed.

Construction of vessels and drilling units is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

As of March 22, 2013, we had entered into contracts for the construction (i) two Capesize drybulk vessels, scheduled for delivery in the second quarter of 2013; (ii) four VLOCs, scheduled for delivery between the second quarter of 2013 and the first quarter of 2014; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (iv) four seventh generation drillships, scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively. Currently, each of our newbuilding vessels is expected to be delivered to us on time. In addition, we have options with Samsung for the construction of up to two additional seventh generation drillships that we may exercise at any time on or prior to March 31, 2013.

From time to time in the future, we may also undertake new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our vessels and drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shipyard unavailability;

•	shortages of equipment, materials or skilled labor for completion of repairs or upgrades to our equipment;

•	unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;

•	financial or operating difficulties experienced by equipment vendors or the shipyard;

•	unanticipated actual or purported change orders;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	design or engineering changes;

•	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

•	work stoppages;

•	client acceptance delays;

•	weather interference, storm damage or other events of force majeure;

•	disputes with shipyards and suppliers;

•	shipyard failures and difficulties;

•	failure or delay of third-party equipment vendors or service providers;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

These factors may contribute to cost variations and delays in the delivery of our newbuilding vessels and drillships. Delays in the delivery of these newbuilding vessels or drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a charter agreement or drilling contract, pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for vessel or drilling unit upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our vessels and drilling units that may undergo upgrade, refurbishment and repair may not earn a dayrate or charterhire, respectively, during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

In the event our counterparties do not perform under their agreements with us for the construction of our newbuilding vessels and drillships and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

As of March 22, 2013, we had paid an aggregate of $879.4 million to Samsung in connection with our seventh generation drillships currently scheduled for delivery in July 2013, October 2013, November 2013 and January 2015.

In addition, as of March 22, 2013, we had entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the second quarter of 2013; (ii) four VLOCs, scheduled for delivery between the second quarter of 2013 and the first quarter of 2014; and (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014. As of March 22, 2013, we had made total yard payments in the amount of approximately $99.2 million for these vessels in the aggregate.

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

Currently, our revenues in the offshore drilling segment depend on two ultra-deepwater drilling rigs and four drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the drilling rig Leiv Eiriksson, which is preparing to commence drilling operations on the Norwegian Continental Shelf, the drilling rig Eirik Raude, which is currently mobilizing from offshore West Africa to offshore Ireland, where the rig is expected to commence drilling operations, and the drillships Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently operating offshore Brazil, Ocean Rig Olympia, which is currently operating offshore West Africa and Ocean Rig Poseidon, which is currently operating offshore Tanzania. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms.

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

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels and drilling units;

•	identify and consummate acquisitions or joint ventures;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

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

If any of our vessels or drilling units fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, that vessel or unit would be unable to carry cargo or operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

The hull and machinery of every commercial drybulk vessel, tanker and drilling unit must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. All of our drybulk vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2012. Our four operating drillships are due for their first Special Periodical Surveys in 2016. Our seventh generation drillships under construction are due for their first Special Periodical Surveys in 2018.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel or drilling unit does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports, or operate, and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry cargo or be employed, or operate, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The aging of our drybulk carrier fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of March 22, 2013, the 36 vessels in our drybulk carrier fleet had an average age of 8.4 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Our vessels and drilling units may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our drybulk vessels or tankers suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

If our drilling units suffer damage, they may need to be repaired at a yard facility. The costs of discontinued operations due to repairs are unpredictable and can be substantial. The loss of earnings while our drilling units are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

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

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements and any waivers of non-compliance with the covenants in our loan agreements that we have received or may receive in the future from our lenders may prohibit us from paying dividends.

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

As of December 31, 2012, we had entered into 44 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2012 did not, and our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. At December 31, 2012, the fair value of our interest rate swaps was a liability of $ 147.9 million.

Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petróleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and a portion of our revenue under our contract with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos, our seventh generation drillship scheduled to be delivered in July 2013 will be, receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner, Great British Pounds, Canadian dollars, Euros or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2012, approximately 61% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

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

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

Our debt under certain of our credit facilities bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness.

We depend entirely on TMS Bulkers and TMS Tankers to manage and charter our drybulk fleet and our tankers under construction, respectively.

With respect to our operations in the drybulk and tanker shipping sectors, we currently have 19 employees, including our President and Chief Executive Officer, our Chief Financial Officer and our Senior Vice President Head of Accounting and Reporting. Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk and tanker vessels, including crewing, maintenance and repair, to TMS Bulkers Ltd., or TMS Bulkers, and TMS Tankers Ltd., or TMS Tankers, respectively. TMS Bulkers and TMS Tankers are beneficially majority-owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. The loss of the services or TMS Bulkers or TMS Tankers or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against TMS Bulkers and TMS Tankers if they default on their obligations to us, you will have no recourse against either of them. Further, we are required to seek approval from our lenders to change our manager.

Under our management agreements with TMS Bulkers and TMS Tankers, TMS Bulkers and TMS Tankers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Bulkers and TMS Tankers, its employees or agents and in such case TMS Bulkers' and TMS Tankers' liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Bulkers and TMS Tankers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by TMS Bulkers and TMS Tankers to perform their obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify TMS Bulkers and TMS Tankers and their employees and agents against any losses incurred in the course of the performance of the agreement.

TMS Bulkers and TMS Tankers are privately held company and there is little or no publicly available information about them.

The ability of TMS Bulkers and TMS Tankers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair TMS Bulkers' and TMS Tankers' financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless TMS Bulkers or TMS Tankers began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting TMS Bulkers and TMS Tankers, even though these problems could have a material adverse effect on us.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on our ability and the ability of TMS Bulkers and TMS Tankers to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or TMS Bulkers or TMS Tankers, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are dependent upon key management personnel, particularly our Chairman, President and Chief Executive Officer Mr. George Economou.

Our continued operations depend to a significant extent upon the abilities and efforts of our Chairman, President and Chief Executive Officer, Mr. George Economou. The loss of Mr. Economou's services to our Company could adversely affect our discussions with our lenders and management of our fleet during this difficult economic period and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel, including Mr. Economou.

Our Chairman, Chief Executive Officer has affiliations with TMS Bulkers and TMS Tankers which could create conflicts of interest.

Our major shareholder is controlled by Mr. George Economou, who controls four entities that, in the aggregate, were deemed to beneficially own, directly or indirectly, approximately 14.8% of our outstanding common shares as of March 22, 2013. Mr. Economou controls TMS Bulkers and TMS Tankers. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and TMS Bulkers and TMS Tankers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers and tankers managed by TMS Tanker and/ or other companies affiliated with TMS Bulkers or TMS Tankers and Mr. Economou.

In particular, TMS Bulkers or TMS Tankers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations in the offshore drilling sector.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2012, through the subsidiaries of Ocean Rig UDW, we employed 1,374 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members of our drillships. We will need to recruit additional qualified personnel as we take delivery of our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, none of our employees are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the United Kingdom. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact on our business. If we choose to cease operations in one of those countries or if the market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

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

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder's holding period of our common shares. See "Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We expect that we and each of our vessel-owning subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half of the days during the taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

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

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor's particular situation under U.S. federal, state, local and foreign law.

A spin off of our offshore drilling or tanker segment may have adverse tax consequences to shareholders.

We may again distribute, or spin off, a voting and economic interest in our majority-owned subsidiary, Ocean Rig UDW, formerly known as Primelead Shareholders Inc., which owns and operates our drilling units. We may spin off our wholly-owned subsidiary, Olympian Heracles Holding Inc., or Olympian Heracles Holding, which owns our oil tankers. A spin off of Ocean Rig UDW or Olympian Heracles Holding may be a taxable transaction to our shareholders depending upon their country of residence. A shareholder may recognize taxable gain and be subject to tax as a result of receiving shares of Ocean Rig UDW or Olympian Heracles Holding in the spin off, notwithstanding that cash had not been received. In addition, after the spin off, Ocean Rig UDW or Olympian Heracles Holding may be treated as a PFIC, which would have adverse U.S. federal income tax consequences to a U.S. shareholder of Ocean Rig UDW or Olympian Heracles Holding. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such U.S. shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Ocean Rig UDW or Olympian Heracles Holding, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period in such shares. In the alternative, Ocean Rig UDW or Olympian Heracles Holding may issue common shares in a public offering. If as a result of such issuance, our ownership of Ocean Rig UDW or Olympian Heracles Holding was reduced to less than 25% (but more than 0%) of the outstanding capital stock of such entity, our ownership of Ocean Rig UDW or Olympian Heracles Holding common shares could be treated as a passive asset for purposes of determining whether we are a PFIC for U.S. federal income tax purposes.

Our vessels may call on ports located in, and our drilling units may operate in, countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

During the year ended December 31, 2012, none of our vessels has called on ports located in, and none of our drilling units has operated in, countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria; however our vessels and drilling units may call on ports or operate in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We may be subject to premium payment calls because we obtain some of our insurance through protection and indemnity associations.

For our drybulk vessels, we may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world's commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Although there is no cap to the amount of such supplemental calls, historically, supplemental calls for our fleet have ranged from 0% to 40% of the annual insurance premiums, and in no year were such amounts material to the results of our operations. For the drilling units, we may be subject to increased premium payments, or calls, in amounts based on our claim records.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Relating to Our Common Shares

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the

Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board, or IASB, and the Financial Accounting Standards Board, or FASB) have proposed changes to the accounting for operating and finance leases. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee's balance sheet as liabilities which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB and FASB are reconsidering their original proposals to address concerns raised by constituents and expect to issue revised proposals in the first quarter of 2013. Accordingly, the timing and ultimate effect of those proposals on the Company is uncertain.

Our Chairman, President and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, approximately 14.8% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of March 22, 2013, our Chairman, President and Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, approximately 14.8% of our outstanding common shares and therefore may have the power to exert considerable influence over our actions. The interests of our Chairman, President and Chief Executive Officer may be different from your interests.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

Our Amended and Restated Articles of Incorporation authorize our board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

There is no guarantee of a continuing public market for you to resell our common shares.

Our common shares commenced trading on the NASDAQ National Market, now the NASDAQ Global Market, in February 2005. Our common shares now trade on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common shares may be volatile and may fluctuate due to factors such as:

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

The trading price of our common shares is below $5.00 and if it remains below that level, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

You may not be able to sell your shares of our common shares in the future at the price that you paid for them or at all.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common shares entitled to vote for the directors;

•	prohibiting stockholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	restricting business combinations with interested shareholders.

In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire us without the support of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan."

The above anti-takeover provisions, including the provisions of our stockholders rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.Information on the Company

A.           History and Development of the Company

DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at 74-76 V.Ipeirou Street, Amaroussion, GR 151 25 Greece. Our telephone number at that address is 011-30-210-809-0570.

Business Development

In December 2010, Ocean Rig UDW completed the sale of an aggregate of 28,571,428 of its common shares (representing approximately 22% of Ocean Rig UDW's then outstanding common shares) in a private offering to eligible purchasers at a price of $17.50 per share, or the Ocean Rig UDW Private Placement. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of Ocean Rig UDW's then outstanding common shares, in the Ocean Rig UDW Private Placement at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the Ocean Rig UDW Private Placement. Following the completion of the Ocean Rig UDW Private Placement, we owned approximately 78% of the outstanding common shares of Ocean Rig UDW.

On April 27, 2011, Ocean Rig UDW completed the issuance and sale of $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016, or Senior Unsecured Notes, in a private offering to eligible purchasers. The net proceeds from the offering of the Senior Unsecured Notes amounted to approximately $487.5 million.

On August 26, 2011, Ocean Rig UDW commenced an offer to exchange up to 28,571,428 of its common shares that were registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration statement on Form F-4 (Registration No. 333-175940), for an equivalent number of its common shares previously sold in the Ocean Rig UDW Private Placement, or the Ocean Rig UDW Exchange Offer. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Ocean Rig UDW Exchange Offer.

On October 5, 2011, we completed the partial spin off of Ocean Rig UDW by distributing an aggregate of 2,967,291 common shares of Ocean Rig UDW, representing approximately a 2.25% stake in Ocean Rig UDW, after giving effect to the treatment of fractional shares, on a pro rata basis to our shareholders of record as of September 21, 2011. In lieu of fractional shares, our transfer agent aggregated all fractional shares that would otherwise be distributable to our shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig UDW. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On September 19, 2011, Ocean Rig UDW's common shares commenced "when issued" trading on the NASDAQ Global Select Market under the ticker "ORIGV." Ocean Rig UDW's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG" on October 6, 2011.

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

On November 3, 2011, the merger of Pelican Stockholdings Inc., or Pelican Stockholdings, our wholly-owned subsidiary, and OceanFreight Inc., or OceanFreight, was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is our wholly-owned subsidiary. We refer to this transaction as the OceanFreight acquisition. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 cash and 0.52326 of a common share of Ocean Rig UDW per common share of OceanFreight previously owned. Following the closing of the OceanFreight acquisition, we transferred $33.1 million in cash and 1,541,159 common shares of Ocean Rig UDW to shareholders of OceanFreight, other than the entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, as discussed below. The common shares of Ocean Rig UDW that comprised the stock portion of the merger consideration were currently outstanding shares that were owned by us. Prior to the completion of the merger, we acquired from the entities controlled by Mr. Kandylidis all of their shares of OceanFreight, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight acquisition, which amounted to approximately $33.8 million in cash and 1,570,226 common shares of Ocean Rig UDW. Mr. Kandylidis is the Executive Vice President of Ocean Rig UDW as well as the son of one of our directors and the nephew of our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of Ocean Rig UDW, Mr. George Economou.

On December 6, 2011, we announced that the board of directors of Ocean Rig UDW had approved a repurchase program through December 31, 2013 for up to a total of $500.0 million of Ocean Rig UDW's common shares and Senior Unsecured Notes. As of December 31, 2012, no repurchases had been made under the repurchase program.

On April 17, 2012, DryShips Inc. completed the sale of an aggregate of 11,500,000 common shares of Ocean Rig UDW owned by DryShips Inc. in a public offering amounting to net proceeds to us of $180.5 million. Companies affiliated with our Chairman, President and Chief Executive Officer purchased a total of 2,185,000 common shares of Ocean Rig UDW from DryShips at the public offering price of $16.25 per share.

On September 20, 2012, Drill Rigs Holdings, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, completed the issuance of $800 million of aggregate principal amount of Senior Secured Notes, in a private offering to eligible purchasers, or the Drill Rigs Holdings Secured Bond Offering.

On February 14, 2013, DryShips Inc. completed the sale of an aggregate of 7,500,000 common shares of Ocean Rig UDW owned by DryShips Inc. in a public offering amounting to net proceeds to us of $123.2 million.

As of March 22, 2013, we had 403,762,244 common shares outstanding and we owned 78,301,755 shares, or 59.4%, of Ocean Rig UDW's outstanding common shares.

Vessel Acquisitions and Dispositions

During 2010, we: (i) contracted for the construction of two newbuilding drybulk vessels, the Woolloomooloo and the Raraka, each delivered in 2012 as discussed below, for an aggregate purchase price of $66.1 million; (i) acquired one drybulk vessel for a purchase price of $43.0 million; (ii) sold three drybulk vessels for an aggregate sales price of $77.2 million; and (iii) entered into contracts with Samsung for the construction of six Aframax and six Suezmax tankers for an aggregate purchase price of $771.0 million.

During 2011, we: (i) sold the drybulk vessel Primera for a sale price of $26.5 million; (ii) entered into contracts with an established Chinese shipyard for the construction of two Capesize drybulk carriers scheduled to be delivered in the second quarter of 2013 for a purchase price of $54.16 million per vessel; (iii) sold the drybulk vessels La Jolla, Conquistador, Brisbane, Samsara and Toro for an aggregate sales price of $90.1 million; (iv) took delivery of our four sixth-generation, ultra-deepwater advanced capability drillships constructed by Samsung, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, and paid outstanding construction and construction-related costs of $2.25 billion in the aggregate in connection with the delivery of the drillships; (v) exercised the first three of our six newbuilding drillship options under our option agreement with Samsung and, as a result, entered into shipbuilding contracts for three of our seventh generation drillships; (vi) took delivery of three of our newbuilding Aframax tankers, Saga, Daytona and Belmar, and one of our newbuilding Suezmax tankers, Vilamoura, and paid construction costs of $190.9 million in the aggregate in connection with the delivery of the vessels; (vii) acquired four Capesize vessels, Robusto, Cohiba, Montecristo and Partagas and two Panamax vessels, Topeka and Helena, in connection with the OceanFreight acquisition; (viii) entered into contracts for the construction of five VLOCs scheduled to be delivered between the third quarter of 2012 and the first quarter of 2014 in connection with the OceanFreight acquisition; and (ix) entered into contracts with an established Chinese shipyard for the construction of four Panamax Ice Class 1A drybulk carriers for a purchase price of $34.0 million per vessel.

During 2012, we: (i) sold the drybulk vessels Avoca, Padre and Positano for an aggregate sales price of $118.0 million; (ii) took delivery of one of our newbuilding VLOCs, Fakarava, and paid construction costs of $36.4 million in the aggregate in connection with the delivery of the vessel; (iii) took delivery of our newbuilding Aframax tanker, Calida, and two of our newbuilding Suezmax tankers, Lipari and Petalidi, and paid construction costs of $135.1 million in the aggregate in connection with the delivery of the vessels; (iv) took delivery of two newbuilding Panamax vessels, the Woolloomooloo and the Raraka, and paid construction costs of $33.1 million in the aggregate in connection with the delivery of the vessels; (v) exercised the fourth of our six newbuilding drillship options under our option agreement with Samsung and, as a result, entered into a shipbuilding contract for our fourth seventh generation drillship; and novated the construction contracts relating to our two remaining newbuilding Suezmax tankers, Esperona and Blanca, to a third-party buyer for cash consideration of $21.4 million in the aggregate paid by us to the buyer and were released from all of our obligations under the construction contracts.

During 2013 to date, we (i) took delivery of our two newbuilding Aframax tankers, Alicante and Mareta, and one newbuilding Suezmax tanker, Bordeira, and paid construction costs of an aggregate of $111.8 million in connection with the delivery of the vessels.

As of March 22, 2013, we had entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the second quarter of 2013; (ii) four VLOCs, scheduled for delivery between the second quarter of 2013 and the first quarter of 2014; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (iv) four seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively.

As of March 22, 2013, we had made pre-delivery payments in respect of our newbuilding drybulk vessels of (i) $27.1 million in the aggregate relating to our newbuilding Capesize drybulk vessels and (ii) $11.6 million in the aggregate relating to our four newbuilding Panamax Ice Class 1A drybulk vessels. As of March 22, 2013, we had remaining construction costs with respect to our newbuilding drybulk vessels of (i) $81.2 million relating to our two newbuilding Capesize vessels, for which we have not yet secured financing; (ii) $124.4 million relating to our four newbuilding Panamax Ice Class 1A drybulk vessels, for which we have not secured financing; and (iii) $194.4 million relating to our four newbuilding VLOCs, which we expect to partially finance with borrowings under our $122.6 million credit facility, assuming we are able to obtain charters suitable under the terms of the credit facility, which is a condition precedent to drawdown of the loan.

As of March 22, 2013, we had made pre-delivery payments of $879.4 million in the aggregate for our four seventh generation drillships under construction. The total remaining construction payments for these drillships amounted to approximately $1.6 billion in the aggregate, excluding financing costs, as of March 22, 2013. In February 2013, we entered into a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of three of our seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013. We have not yet arranged financing for the remaining construction payments relating to the construction of our four seventh generation drillships. We plan to finance these costs with new debt or equity financing. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

B.           Business Overview

Overview

We are an international provider of ocean transportation services for drybulk and petroleum cargoes through our ownership and operation of drybulk carrier vessels and oil tankers and offshore drilling services through the ownership and operation by our majority-owned subsidiary, Ocean Rig UDW, of ultra-deepwater drilling units.

As of March 22, 2013, we owned a fleet of (i) 36 drybulk carriers, comprised of 10 Capesize, 24 Panamax and 2 Supramax vessels, which have a combined deadweight tonnage of approximately 3.7 million dwt and an average age of approximately 8.4 years; (ii) six drilling units, comprised of two modern, fifth generation, advanced capability ultra-deepwater semisubmersible offshore drilling rigs and four sixth generation, advanced capability ultra-deepwater drillships; and (iii) ten oil tankers, comprised of six Aframax and four Suezmax tankers.

In addition, as of March 22, 2013, we had entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the second quarter of 2013; (ii) four VLOCs, scheduled for delivery between the second quarter of 2013 and the first quarter of 2014; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (iv) four seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively. We also have options with Samsung for the construction of up to two additional ultra-deepwater drillships, which would be sister-ships to our seventh generation drillships under construction. See "—Our Offshore Drilling Operations—Newbuilding Drillships and Operations to Purchase Newbuilding Drillships."

Our drybulk carriers, drilling units and oil tankers operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Ocean Rig UDW comprises our entire offshore drilling segment, which represented approximately 70.8% of our total assets and approximately 77.8% of our total revenues for the year ended December 31, 2012. As we have done in the past, we may, in the future, sell a minority voting and economic interest in Ocean Rig UDW in a public offering or distribute, or spin off, a minority voting and economic interest in Ocean Rig UDW to holders of our voting stock. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

In addition, we may sell a minority voting and economic interest in our wholly-owned subsidiary, Olympian Heracles Holding, the indirect owner and operator of our oil tankers, in a public offering sometime in the future. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Olympian Heracles Holding to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Olympian Heracles Holding owns our operating tankers and the contracts for our tankers under construction. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions

Our Fleet

Set forth below is summary information concerning our fleet as of March 19, 2013.

Drybulk Vessels

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Capesize:
Fakarava	2012	206,000	Capesize	T/C	$25,000	Sept-15	Sept-20
Mystic	2008	170,040	Capesize	T/C	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	T/C	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	T/C	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	T/C	$23,500	May-14	Feb-19
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	T/C	$10,000	Jun-13	Aug-13
Alameda	2001	170,662	Capesize	T/C	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	T/C	$10,000	Nov-13	Mar-14

Average age based on year built/ Sum of DWT/ Total number of vessels	6.9 years	1,762,680	10

Panamax:
Raraka	2012	76,037	Panamax	T/C	7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	T/C	7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	T/C	$39,750	Jul- 13	Sep- 13
Rapallo	2009	75,123	Panamax	Spot	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	Spot	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	T/C	$9,250	Sept-13	Nov-13
Saldanha	2004	75,707	Panamax	Spot	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	T/C	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	Spot	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	T/C	$9,650	Sept-13	Nov-13
Ecola	2001	73,931	Panamax	Spot	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	T/C	$9,250	Sept-13	Nov-13
Topeka	2000	74,716	Panamax	Spot	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	8.9 years	1,798,274	24

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	9.5 years	102,319	2
Totals (36)
Average age based on year built / Sum of DWT/ Total number of vessels	8.4 years	3,663,273	36

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Under Construction
Panamax:
Newbuilding Ice – class Panamax 1	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding Ice – class Panamax 2	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding Ice – class Panamax 3	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Newbuilding Ice – class Panamax 4	2014	75,900	Panamax	Spot	Spot	N/A	N/A
Capesize:
Newbuilding VLOC #5	2014	206,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding VLOC #4	2013	206,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding Capesize 1	2012	176,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding Capesize 2	2012	176,000	Capesize	Spot	Spot	N/A	N/A
Newbuilding VLOC #2	2012	206,000	Capesize	T/C	$23,000	Apr-18	Nov-23
Newbuilding VLOC #3	2012	206,000	Capesize	T/C	$21,500	Apr-20	Mar-28

Drilling Units

Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to Welhead (ft)	Drilling Depth to Oil Field (ft)	Customer	Expected Contract Term(1)	Maximum Dayrate	Drilling Location
Operating Drilling Rigs
Leiv Eiriksson	2001/5th	7,500	30,000	Rig Management Norway AS(2)	Q1 2013– Q1 2016	$545,000	Norwegian Continental Shelf
Eirik Raude	2002/5th	10,000	30,000	ExxonMobil Exploration and Production Ireland (Offshore) Limited	Q1 2013 – Q3 2013(3)	$595,000	Ireland
				Lukoil Overseas Sierra-Leone B.V.	Q3 2013 – Q4 2014	$575,000	West Africa
Operating Drillships
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q2 2012– Q2 2015	$446,000(4)	Brazil
Ocean Rig Olympia	2011/6th	10,000	40,000	Total E&P Angola	Q3 2012– Q3 2015(5)	$584,450	West Africa
Ocean Rig Poseidon	2011/6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011– Q1 2013	$632,000(6)	Tanzania and West Africa
				ENI Angola S.p.A.	Q2 2013– Q2 2016	$690,300(7)	Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012– Q1 2015	$441,000(4)	Brazil
Ocean Rig Mylos	Q3 2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2013– Q3 2016	$624,842(8)	Brazil
Ocean Rig Skyros	Q4 2013/7th	12,000	40,000
Ocean Rig Athena	Q4 2013/7th	12,000	40,000	ConocoPhillips Angola 36 & 37 Ltd	Q4 2013– Q1 2017	$648,096(9)	Angola
Ocean Rig Apollo	Q1 2015/7th	12,000	40,000	Major Oil Company(10)			West Africa
Optional Newbuilding Drillships (11)
NB Option #1	7th	12,000	40,000
NB Option #2	7th	12,000	40,000

________________

(1) Not including the exercise of any applicable options to extend the term of the contract.

(2) Rig Management Norway is the coordinator for the consortium under the contract. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the first quarter of 2016.

(3) We commenced this contract in March 2013, earlier than originally scheduled, following the cancellation of our contract with European Hydrocarbons Limited effective on March 3, 2013.

(4) Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table is based on the March 1, 2013 exchange rate of R$1.97:$1.00.

(5) Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate of $584,450, adjusted annually for inflation, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

(6) We assigned this contract to Petrobras Oil & Gas B.V. for the performance of drilling operations with respect to one well offshore Namibia. The maximum dayrate under the contract during the assignment period, which commenced on July 27, 2012 and terminated on September 26, 2012, was $590,882, comprised of the operating dayrate during the period of $547,854 plus the maximum performance bonus during the period. Following the assignment period, the maximum dayrate increased to $632,000, comprised of the operating dayrate of $586,000 plus the maximum performance bonus under the contract.

(7) The maximum dayrate of $690,300 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $670,000 will increase annually at a rate of 3%, beginning twelve months after the commencement date, during the term of the contract. ENI has the option to extend the term of the contract by two optional periods of one-year each. In the event ENI exercises the option for both optional years on or before the date the contract is commenced, the maximum dayrate will decrease by $15,000 per day and, in the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

(8) To commence upon delivery of the drillship from the shipyard or to the drilling location and the provisional acceptance of the drillship by Repsol at an average maximum dayrate of approximately $624,842 over the term of the contract. A portion of the maximum dayrate is service fees paid to us in Brazilian Real (R$). The average maximum dayrate disclosed in this table is based on the March 1, 2013 exchange rate of R$1.97:$1.00. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

(9) The maximum dayrate of $648,096 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 2% during the contract period. Under the contract, ConocoPhillips has the option to extend the initial contract period by up to two years.

(10) We have received a letter of award from a major oil company for a three-year drilling contract, to commence upon delivery of the drillship from the shipyard. The contract is subject to final documentation and customary conditions.

(11) Each of the options currently expires on March 31, 2013.

Tankers

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	Spot	N/A	N/A
Aframax
Alicante	2013	115,200	Aframax	Spot	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Sigma Pool	Sigma Pool	N/A	N/A
Saga	2011	115,200	Aframax	Spot	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	Spot	N/A	N/A

Our Drybulk Operations

Management of our Drybulk Vessels

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Prior to January 1, 2011, Cardiff Marine Inc., or Cardiff, a company affiliated with our Chairman, President and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements with TMS Bulkers, a related party entity, that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, as a result of an internal restructuring of Cardiff for the purpose of enhancing Cardiff's efficiency and the quality of its ship-management services. For a description of the terms of our management agreements with TMS Bulkers, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drybulk Vessels."

We believe that TMS Bulkers, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

TMS Bulkers utilizes the same experienced personnel utilized by Cardiff in providing us with comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

TMS Bulkers' completed implementation of the ISM Code, in 2010. TMS Bulkers has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and is ISO 14001 certified in recognition of its commitment to overall quality.

TMS Bulkers is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers' performance under the management agreements.

Chartering of our Drybulk Vessels

We actively manage the deployment of our drybulk fleet between long-term time charters and short-term time charters or spot charters, which generally last from several weeks to several days, and long-term time charters and bareboat charters, which can last up to several years.

As of March19, 2013, 18 of our drybulk vessels were employed under time charters and 18 of our drybulk vessels were employed in the spot market.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.

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

Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally TMS Bulker's reputation and experience in the shipping industry, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, will continue to provide competitive employment opportunities for our vessels in the future.

During the year ended December 31, 2012, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (32%), Customer B (13%), Customer C (13%) and Customer D (17%).  During the year ended December 31, 2011, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer E (15%), Customer F (13%), Customer G (18%) and Customer H (10%). During the year ended December 31, 2010, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer I (16%), Customer J (15%), Customer K (11%) and Customer L (10%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one customer providing a significant percentage of our income over an extended period of time.

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

Charterhire Rates

Charterhire rates fluctuate by varying degrees amongst the drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. In addition, time charter rates will vary depending on the length of the charter period and vessel-specific factors, such as container capacity, age, speed and fuel consumption. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

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

The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25 year low of 647 in February 2012. While the BDI since increased to 843 as of March 8, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

 Vessel Prices

Drybulk vessel prices, both for newbuildings and secondhand vessels, have decreased significantly since the year ended 2008 as a result of the weakening of the drybulk shipping industry. The vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea. There can be no assurance as to how long charterhire rates and vessel values will remain depressed or whether they will drop any further. Should the charterhire rates remain at these depressed levels for some time, our revenue and profitability will be adversely affected.

The International Drybulk Shipping Industry

Drybulk cargo is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2012, approximately 2,800 million tons of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 41%, 39% and 8% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,108 million tons to 2,961 million tons, an increase of 40.46%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 382 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 2,202 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.5 million tons in the second quarter of 2008 to a low of 96.2 million tons during the fourth quarter of 2008 representing a decrease of 19.5%. In 2009, seaborne trade in all drybulk commodities increased to 2,255.8 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 443.7 million tons in 2008 to 628.1 million tons in 2009. In 2010 and 2011, seaborne trade in all drybulk commodities increased to about 2,680 million tons, representing an increase since 2009 of 10.7% and 18.8% respectively. During 2012, seaborne trade increased by 4.8% and Chinese iron ore imports rose by 8.8%.

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

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Very Large Ore Carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2013 represents approximately  13.5% of the world drybulk fleet as of February 1, 2013.The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Our Offshore Drilling Operations

Employment of our Drilling Units

The Leiv Eiriksson is currently on drydock at Westcon, a Norwegian shipyard, to complete scheduled equipment and winterization upgrades relating to a drilling contract the rig is scheduled to commence with a consortium coordinated by Rig Management Norway, or Rig Management, for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000.  We also expect to receive approximately $83.0 million under the contract to cover mobilization and fuel costs as well as the cost of equipment upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the first quarter of 2016.  Following the completion of the drydock discussed above, the rig is scheduled to undergo acceptance testing at the drilling location in Norway and is expected to commence drilling operations under the contract on or prior to April 15, 2013.

Following the completion of its 10-year class survey in December 2012  the Eirik Raude commenced a drilling contract with European Hydrocarbons for the drilling of two wells offshore West Africa at a maximum dayrate of $718,750, which included the operating dayrate of $625,000, plus the maximum performance bonus available under the contract. We also received a mobilization fee under the contract of $15.0 million plus the cost of fuel consumed during the mobilization period. On March 3, 2013, our customer unilaterally cancelled our contract. We are entitled to an early termination payment of approximately $13.7 million under the contract. As a result of the cancellation, we will not receive approximately $14.1 million in estimated contract revenues, after giving effect to the early termination payment.

Following the cancellation of our contract with European Hydrocarbons, the Eirik Raude commenced a one-well drilling contract with an estimated duration of up to six months with ExxonMobil Exploration and Production Ireland (Offshore) Limited, or ExxonMobil, for drilling offshore Ireland at a maximum dayrate of $595,000. In addition, we are entitled to receive a mobilization fee of $589,050 per day during the mobilization period plus a $5.0 million start-up fee and reimbursement for the cost of fuel and a demobilization fee of $589,050 per day during the demobilization period, plus reimbursement for the cost of fuel, unless the parties mutually agree on lump-sum mobilization and demobilization fees.  The Eirik Raude commenced the contract in the first quarter of 2013, earlier than originally scheduled, due to the early termination of the drilling contract with European Hydrocarbons.

Following the completion of the contract with ExxonMobil discussed above, the Eirik Raude is scheduled to commence a four well drilling contract with Lukoil Overseas Sierra-Leone B.V., or Lukoil, with an estimated duration of approximately 12 months. We are entitled to a maximum dayrate of $575,000 under the contract, plus a mobilization fee of $6.0 million, plus the cost of fuel.  We are also entitled to demobilization fees of between $1.0 million and $5.0 million, plus fuel costs, depending on the location of the rig, provided the rig is not hired by other customers in direct continuation of the contract.  Under the contract, Lukoil has the option to extend the term of the contract by up to two additional wells. The contract is scheduled to commence in the second half of 2013.

The Ocean Rig Corcovado is currently employed under a three-year drilling contract, plus a mobilization period with Petrobras Brazil for drilling operations offshore Brazil at a maximum dayrate of $446,000 (including service fees of $78,000 per day, based on the contracted rate in Real per day and the March 1, 2013 exchange rate of R$1.97:USD $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to be completed in the second quarter of 2015.

The Ocean Rig Olympia commenced a three-year drilling contract with Total E&P Angola in July 2012 for drilling operations offshore West Africa at a maximum dayrate of $584,450, plus mobilization and demobilization fees of $9.0 million and $3.5 million, respectively, plus the cost of fuel. Under the contract, Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate specified above, adjusted annually for inflation, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

The Ocean Rig Poseidon commenced a drilling contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011, for drilling operations in Tanzania and West Africa for a period of 544 days, plus a 60-day mobilization period, at a maximum dayrate of $632,000, inclusive of a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. On July 6, 2012, we entered into an assignment and novation agreement with Petrobras Tanzania and Petrobras Oil & Gas, pursuant to which the contract has been assigned to Petrobras Oil & Gas for the performance of drilling operations with respect to one well offshore Namibia. During the assignment period, which commenced on July 27, 2012 and terminated on September 26, 2012, the maximum dayrate under the contract decreased to $590,882, inclusive a performance bonus of up to $43,028. The contract is scheduled to expire in April 2013.

Following the expiration of its contract with Petrobras Tanzania, the Ocean Rig Poseidon is scheduled to commence a three-year drilling contract with ENI Angola S.p.A., or ENI, in the second quarter of 2013 for drilling operations offshore Angola at a maximum dayrate of $690,300, which is the average maximum dayrate applicable during the initial three-year term of the contract.  During the term of the contract, the initial maximum dayrate of $670,000 will increase annual at a rate of 3%, beginning twelve months after the commencement date.  The contract also includes a mobilization rate of $656,600 per day, plus reimbursement for the cost of fuel, and a demobilization fee of $5.0 million.  Under the contract, ENI has the option to extend the term of the contract by two optional periods of one year each.  In the event ENI exercises the option for both optional years on or before the date the contract is commenced, the maximum dayrate will decrease by $15,000 per day and, in the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

The Ocean Rig Mykonos commenced a three-year drilling contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $441,000 (including service fees of $77,000 per day, based on the contracted rate in Real and the March 1, 2013 exchange rate of R$1.97: $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to expire in February 2015.

In addition, we have entered into a three-year drilling contract with Repsol for drilling operations offshore Brazil for the Ocean Rig Mylos, our seventh generation drillship scheduled for delivery in July 2013, which is expected to commence following delivery of the drillship from the shipyard or to the drilling location and the provisional acceptance of the drillship by Repsol.  We are entitled to receive an average maximum dayrate of $624,842 over the term of the contract. A portion of the average maximum dayrate is service fees payable in Brazilian Real and such dayrate is based on the March 1, 2013 exchange rate of R$1.97:$1.00. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

Further, we have entered a three-year contract with ConocoPhillips Angola 36 and 37 Ltd, or ConocoPhillips, for drilling operations offshore Angola for the Ocean Rig Athena, our seventh generation drillship scheduled for delivery in November 2013, which is expected to commence following the delivery of the drillship from the shipyard or to the drilling location.  We are entitled to a maximum dayrate of approximately $648,096, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a lump-sum mobilization fee of $35,227,500, exclusive of fuel costs. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 2% during the contract period. In addition, Conoco Phillips has the option to extend the duration of the contract for two years.

We have also received a letter of award from a major oil company for a three-year drilling contract offshore West Africa with an estimated backlog of approximately $680.0 million, including mobilization, for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015. The contract is scheduled to commence in the first quarter of 2015. The customer has the option to extend the term of the contract for four periods of six months each, with the first option exercisable not less than one year before completion date. We have the option to elect the Ocean Rig Apollo or similar vessel, to drill under this contract. The contract is subject to definitive documentation and customary conditions.

The total contracted backlog under our drilling contracts for our drilling units, including our rigs, as of March 4, 2013, was $4.4 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of March 4, 2013, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full utilization. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled "Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

Unless otherwise stated, all references to maximum dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Newbuilding Drillships and Options to Purchase Newbuilding Drillships

We have entered into shipbuilding contracts for the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, our seventh generation drillships with deliveries scheduled in July 2013, October 2013, November 2013 and January 2015, respectively, in connection with which we had made total payments of $879.4  million to Samsung, as of December 31, 2012. The total project cost per drillship, excluding financing costs, ranges between $668.0 million and $678.0 million.

We also have options with Samsung for the construction of up to two additional ultra-deepwater drillships, which would be "sister-ships" to our seventh generation drillships. On September 3, 2012, we entered into an addendum to our option contract with Samsung to extend the deadline for exercising these options from October 4, 2012 to March 31, 2013, with the vessels being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration.

Management of Our Offshore Drilling Operations

Management Agreements

Ocean Rig's wholly-owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provides supervisory management services for our seventh generation drillships under construction.

Under the terms of these management agreements, Ocean Rig AS, through its affiliates, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drillships.

Effective December 21, 2010, we terminated our management agreements with Cardiff, pursuant to which Cardiff provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units." These agreements were replaced with the Global Services Agreement described below under "—Services Agreements."

Services Agreements

On December 1, 2010, DryShips Inc. entered into the Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which we engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a new services agreement with an affiliate of Cardiff.

On September 1, 2010, DryShips Inc. entered into a consultancy agreement, or the DryShips Consultancy Agreement, with Vivid Finance Ltd., or Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. Effective January 1, 2013, Ocean Rig Management entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement.

For more information on the services agreements discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units—Services Agreement."

Contract Drilling Services

Our contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. We generally obtain our contracts through competitive bidding against other contractors. The contracts for our drilling units typically provide for compensation on a "dayrate" basis under which we are paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Under most dayrate contracts, we pay the operating expenses of the rig or drillship, including planned rig maintenance, crew wages, insurance and the cost of supplies.

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

We expect that provisions of future contracts will be similar to those in our current contracts for our drilling units. See "—Employment of our Drilling Units."

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of December 2012, together have approximately 195 existing deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

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

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a contract. Customers may also consider unit availability, location and suitability, a drilling contractor's operational and safety performance record, and condition and suitability of equipment. We believe that we compete favorably with respect to these factors.

We compete on a worldwide basis, but competition may vary significantly by region at any particular time. Competition for offshore units generally takes place on a global basis, as these units are highly mobile and may be moved from one region to another, at a cost that may be substantial. Competing contractors are able to adjust localized supply and demand imbalances by moving units from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Significant new unit construction and upgrades of existing drilling units could also intensify price competition.

Customers

Our customers in the offshore drilling segment are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Ocean Rig UDW, together with its predecessor, Ocean Rig ASA, have an established history with 151 wells drilled in 18 countries for 29 different customers, as of March 2013.

For the years ended December 31, 2010, 2011 and 2012, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:

Customer	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Customer A	57%	36%	-
Customer B	43%	18%	49%
Customer C	-	-	18%
Customer D	-	33%	12%
Customer E	-	13%	-

Seasonality

In general, seasonal factors do not have a significant direct effect on our offshore drilling business as most of our drilling units are contracted for periods of at least 12 months. However, our drilling units may perform drilling operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of our drilling units and our ability to relocate units between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season for our operations in the Gulf of Mexico, the winter season in offshore Norway, and the monsoon season in Southeast Asia.

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008. As of February 2013, the market level is approximately $600,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth and sixth generation units, and also include certain older upgraded units. The in-service fleet as of February 2013 totaled 121 units, and is expected to grow to 206 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

Markets

Our operations in the offshore drilling industry are geographically dispersed in oil and gas exploration and development areas worldwide. Although the cost of moving a drilling unit and the availability of drilling unit-moving vessels may cause the balance between supply and demand to vary between regions, significant variations do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling units are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our offshore drilling revenues that will be derived from particular geographic or political areas in future periods.

In recent years, there has been increased emphasis by oil companies to expand their proven reserves and thus focus on exploring for hydrocarbons in deeper waters. This deepwater focus is due, in part, to technological developments that have made such exploration more feasible and cost-effective. Therefore, water-depth capability is a key component in determining rig suitability for a particular drilling project. Another distinguishing feature in some drilling market sectors is a rig's ability to operate in harsh environments, including extreme marine and climatic conditions and temperatures.

Our drilling units service the ultra-deepwater sector of the offshore drilling market. Although the term "deepwater" as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which seventh generation rigs are capable of drilling, which is currently approximately 12,000 feet.

Our Tanker Operations

Management of our Tankers

Since January 1, 2011, TMS Tankers, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, has provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  For more information on our management agreements with TMS Tankers, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Tankers."

TMS Tankers is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. Mr. Economou, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Tankers' performance under the management agreements. We believe that TMS Tankers, as a successor to Cardiff, which was in the business of providing commercial and technical management for over 22 years, has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Employment of our Tankers

We operate our tankers in the spot market. As of March 22, 2013, one of our Aframax tanker operates in Sigma tanker pool. In the past, three of our other Aframax tankers operated in the Sigma tanker pool and three of our Suezmax tankers operated in the Blue Fin tanker pool.

TMS Tankers may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. In addition, we may employ our tankers on fixed-rate time charters in the future. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet.

Voyage Charters

Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is "off hire," or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Pool Arrangements

To increase vessel utilization and thereby revenues, we have participated in the past, and participate in the future, in commercial pools with other like-minded shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools consist of experienced commercial owners and operators, while technical management is arranged by each shipowner. Pools negotiate charters with customers primarily in the spot market. Vessel pool arrangements provide the benefits of large-scale operating and chartering efficiencies that might not be available to smaller fleets. Under these pooling arrangements, the vessels operate under a spot charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool. When the vessel is off-hire, the vessel's owner generally is not entitled to payment for the period of off-hire, unless the charterer of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability.

Each pool participant that commits vessels to the pool must be accepted into the pool in accordance with the terms and conditions of the pool agreements entered into by each of the other participants. Pool participants are responsible for, among other things:

•	maintaining their pool vessels in seaworthy condition and to the agreed technical and operational standards of the pool;

•	maintaining all required ISM certificates and keeping the pool vessel classed with a classification society that is a member of the International Association of Classification Societies, or the IACS;

•	obtaining and maintaining a minimum number of agreed oil major approvals in accordance with the pool agreement;

•	providing for inspections to insure that ship inspection reports are obtained at least every six months;

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

As of March 22, 2013, one of our Aframax tanker operated in Sigma tanker pool. For information regarding our former pooling arrangements with the Blue Fin and Sigma tanker pools discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Pooling Arrangements."

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel's operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. "Hire rate" refers to the basic payment from the charterer for the use of the vessel. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed level or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is "off hire," or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

Customers

During the year ended December 31, 2012, two of our customers accounted for more than ten percent of our total tanker revenues, as follows: Customer A and Customer B accounted for 29% and 37% of total tanker revenues, respectively. During the year ended December 31, 2011, two of our customers accounted for more than ten percent of our total tanker revenues, as follows: Customer C and Customer D accounted for 36% and 64% of total tanker revenues, respectively.

No other customers accounted for more than 10% of our consolidated revenues during 2012 or 2011.

Seasonality

Historically, oil trade and therefore charter rates have increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere has risen in colder weather and fallen in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago, as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

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

The International Tanker Market

International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

             Average crude tanker spot freight rates were weaker during the second half of 2012 as compared to historical averages. An oversupply of vessels relative to tanker demand was the main factor which weighed upon tanker rates. The oversupply is attributed to a relatively high number of new tanker deliveries over the course of the last few years, coupled with limited demolition activity mainly due to the relatively young age of the fleet. Some strength in spot tanker rates was seen towards the end of 2012 when cold winter weather in Europe and North America led to an increase in both oil demand and weather related transit delays. Rates subsequently weakened, however, in January 2013 upon easing of weather related seasonal factors and have remained mostly at depressed levels.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 80,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to China via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

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

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below). We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain emission control areas, or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea, waters adjacent to Puerto Rico and the U.S. Virgin Islands, effective January 1, 2014. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

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

Safety Management System Requirements

IMO also adopted SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. The Convention of Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

The IMO has also adopted the CLC. CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,400 for any non-tank vessel, respectively. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject . Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have complied with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $625 million per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or the EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. The EPA expects to issue a 2013 VGP by March 15, 2013 that will go into effect, and replace the general VGP upon its expiration on December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels, and the new permit is also expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. water. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and other U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012 the required number of countries to implement MLC 2006 was met, it was ratified, and it is expected to enter into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

Environmental and Other Regulations in the Offshore Drilling Industry

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the United Nations' International Maritime Organization, or IMO, has adopted MARPOL. Annex VI to regulate harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.

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

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial injunctive relief and administrative, civil and criminal penalties for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, in which we were not involved, could adversely affect our financial results. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

For mobile offshore drilling units, plans are submitted to classification societies for inspections in lieu of drydocking.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). In 2012, the International Association of Classification Societies issued draft harmonized Common Rules that align with the IMO goal standards for industry review, which are expected to go into force in 2013. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Class Surveys—mobile offshore drilling units. Class renewal surveys, also known as special surveys or class work, are carried out for the unit's hull, machinery, drilling equipment, and for any special equipment classed, at the intervals indicated by the character of classification, normally every five years. At the special survey the unit is thoroughly examined. The classification society may grant a grace period for completion of the entire or parts of the special survey. This is normally not longer than 3 months.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. Both our drilling rigs are certified as being "in class" by De Norske Veritas. The Leiv Eiriksson completed the 5-year class in April 2011 and the Eirik Raude completed the same in 2007. The Eirik Raude completed its Special Periodic Survey in the fourth quarter of  2012, while our four operating drillships are due for their first Special Periodical Survey in 2016 and our four seventh generation drillships are due for their first Special Periodical Survey in 2018.

Insurance for our Drybulk Carriers and Tankers

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity coverage is subject to and in accordance with the rules of protection and indemnity association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is limited for pollution to $1 billion and passenger and crew which is limited to $3 billion.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a protection and indemnity association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Insurance for our Offshore Drilling Units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance cover for approximately one year which becomes effective after 45 days. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. We plan to maintain insurance for our seventh generation drillships upon their delivery to us in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire and war risks. Third-party liability, including pollution liability and collision liability, is covered under our protection and indemnity insurance.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels and drilling units. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which a vessel or drilling unit operates, the nationality of a vessel's or drilling unit's crew and the age of a vessel or drilling unit. We have obtained all permits, licenses and certificates currently required to permit our vessels and drilling units to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.           Organizational Structure

As of March 22, 2013, we owned all of our drybulk and tanker vessels through our wholly-owned subsidiaries and we owned our drilling units through our majority-owned subsidiary, Ocean Rig UDW. As of March 22, 2013, we owned approximately 59.4% of the outstanding common shares of Ocean Rig UDW. Please see Exhibit 8.1 to this annual report for a list of our significant subsidiaries.

D.           Property, Plant and Equipment

We do not own any real property. Prior to January 1, 2013, we leased office space in Athens, Greece from a son of Mr. George Economou. See "Item 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Lease." The lease agreement was terminated as of December 31, 2012.  Effective January 25, 2013 we entered into a new lease agreement with a third party expiring in December 2017.The annual rental payment under this agreement is Euro 67,200.

Through our subsidiaries, we lease office space from unaffiliated third parties in Nicosia, Cyprus; Stavanger, Norway; Houston, Texas; Aberdeen, United Kingdom; Accra, Ghana; Rio de Janeiro, Brazil; Dar el Salam, Tanzania; Abidjan, Ivory Coast; and Geoje, South Korea.

Our interests in our drybulk and tanker vessels and drilling units in our fleet are our only material properties. See "—B. Business Overview—Our Fleet."

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A.           Operating Results

The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in "Item 3. Key Information—Risk Factors."

Our Drybulk Carrier Segment

Factors Affecting Our Results of Operations—Drybulk Carrier Segment

We charter our drybulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are employed on long term time charters and in the spot market. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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

•
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

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

•
TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our drybulk carriers, the most directly comparable U.S. GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk carrier segment for the periods indicated.

(Dollars in thousands except Average number of vessels)

	Year Ended December 31,
	2008	2009	2010	2011	2012

Average number of vessels	38.56	38.12	37.21	35.80	35.67
Total voyage days for fleet	13,938	13,700	13,430	12,831	13,027
Total calendar days for fleet	14,114	13,914	13,583	13,068	13,056
Fleet Utilization	98.75%	98.46%	98.87%	98.19%	99.78%
Time charter equivalent	57,980	30,336	32,045	26,912	15,896

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

Management Fees—Related Party

Management Agreements

Prior to January 1, 2011, Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements , with TMS Bulkers, a related party, that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services.

For more information on the agreements discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drybulk Vessels."

Consultancy Agreement—Drybulk carrier, offshore drilling and tanker segments

We have entered into consultancy agreements with Vivid Finance Limited, or Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements."

General and Administrative Expenses

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A., or Fabiana, a related party entity incorporated in the Marshall Islands. Fabiana provides the services relating to our Chief Executive Officer and is beneficially owned by our Chief Executive Officer.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with our debt agreements. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Inflation—Drybulk Carrier, Offshore Drilling and Tanker Segments

Inflation has not had a material effect on our expenses given the current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, voyage, administrative and financing costs.

Our Offshore Drilling Segment

Factors Affecting Our Results of Operations—Offshore Drilling Segment

We charter our drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bears all fuel costs and logistics costs related to transport to and from the unit. We remain responsible for paying the unit's operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

•
Dayrates or maximum dayrates: Unless otherwise stated, we define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract.  Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

•
Earnings efficiency / Earnings efficiency on hire: Earnings efficiency measures the effective earnings ratio, expressed as a percentage of the full earnings rate, after reducing for certain operations paid at a reduced rate, non-productive time at zero rate, or off hire without dayrates. Earnings efficiency on hire measures the earning efficiency only for the period during which the drilling unit is on contract and does not include off-hire periods.

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

Term contracts: These are contracts pursuant to which we agree to operate the unit for a specified period of time. For these types of contracts, we determine whether the arrangement is a multiple element arrangement. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at fair value rates. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period.

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

Drilling rigs and drillships operating expenses

Drilling rigs and drillships operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years. Other factors beyond our control, some of which may affect the offshore drilling industry in general, including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these rig operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.

Depreciation

We depreciate our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciate bare-decks over 30 years and other asset parts over five to 15 years. We expense the costs associated with a five-year periodic class work.

Management Fees to Related Party

Management Agreements

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff prior to termination remained in effect. For the years ended December 31, 2012, 2011 and 2010, total charges from Cardiff under the management agreement amounted to $0 , $5.8 million and $4.0 million, respectively, which were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.

For a description of the management agreements with Cardiff, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units."

Services Agreements

On December 1, 2010, DryShips Inc. entered into the Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which we engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a new services agreement with an affiliate of Cardiff.

For a description of the services agreements discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Drilling Units—Services Agreement."

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

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and finance costs

As of December 31, 2012, 2011 and 2010, we had total indebtedness of 2.9 billion, $2.8 billion and $1.3 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

Tanker Segment

The successful operation of our tanker vessels in spot market-related vessel pools will depend on, among other things, the age, dwt, carrying capacity, speed and fuel consumption of our vessels, which will determine the pool points we receive. The number of pool points we receive, together with, among other things, each of our vessels' operating days during the month will determine our share of the pool's net revenue. Our pool points for our vessels are calculated at the time that each respective vessel is entered into the pool and adjusted every six months. Our pool points may be reduced if certain pool requirements are not met, including if we do not maintain a minimum number of oil major approvals and if we fail to provide for ship inspection reports at least every six months. If the vessels entered into the pool in the future differ significantly in the performance characteristics relevant to the pool allocation formula, our vessels' share may be affected either positively or negatively.

Factors Affecting our Future Results of Operations—Tanker Segment

We believe that the most important measures for analyzing trends in the results of our future operations consist of the following:

•
Vessel Revenues: Vessel revenues primarily include revenues from spot and pool revenues. Vessel revenues are affected by spot rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on spot and vessels in pools. Revenues from vessels in pools are more volatile, as they are typically tied to prevailing market rates.

•
Voyage related and vessel operating costs: Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company under voyage charter arrangements, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

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

Management Fees to Related Party

Since January 1, 2011, TMS Tankers, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, has provided the commercial and technical management functions of our tankers, including technical supervision, while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers and TMS Tankers—Management Agreements—Tankers."

General and Administrative Expenses

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana, a related party entity incorporated in the Marshall Islands. Fabiana provides the services of our Chief Executive Officer and is beneficially owned by our Chief Executive Officer.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with our debt agreements. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

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

During 2012, 2011 and 2010, we did not acquire any vessels that were under existing bareboat or time charter contracts, except the vessels we acquired during 2011 in connection with OceanFreight acquisition.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk and tanker vessels and drilling units; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk and tanker vessels and drilling units.

 The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

  The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	Charter rates and periods of charterhire for our drybulk and tanker vessels;

•	dayrates and duration of drilling contracts;

•	utilization of drilling units (earnings efficiency);

•	levels of drybulk and tanker vessel and drilling unit operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "—Critical Accounting Policies—Impairment of Long Lived Assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Based on: (i) the carrying value of each of our vessels as of December 31, 2012 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2012, the aggregate carrying value of the vessels in our fleet as of December 31, 2012 exceeded their aggregate charter-free market value by approximately $1,232.8 million, as noted in the table below.

Based on: (i) the carrying value of each of our vessels as of December 31, 2011 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2011, the aggregate carrying value of 54 of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $963.2 million, as noted in the table below.

This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2012 and 2011, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2012 and 2011, respectively. However, as of those dates, some of our vessels were employed under time charters that we believe were above market levels. We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2012, December 31, 2011 and as of the date of this report, we were not and are not holding any of our vessels for sale.

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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors— Risk Factors Relating to the Drybulk Shipping Industry—The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and or we may incur a loss if we sell vessels following a decline in their market value" and the discussion included in "Item 4. Information on the Company—B. Business Overview—Our Drybulk Operations—Vessel Prices."

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2012 (in millions) ****		Carrying Value December 31, 2011 (in millions) ****
Montecristo	180,263	2005	35.6	**	37.4	**
Cohiba	174,200	2006	35.9	**	37.4
Robusto	173,949	2006	35.9	**	37.4
Partagas	173,880	2004	31.9	**	33.4
Capri	172,579	2001	116.0	**	124.1	**
Manasota	171,061	2004	59.3	**	62.6	**
Alameda	170,662	2001	50.5	**	53.7	**
Mystic	170,040	2008	123.5	**	129.2	**
Flecha	170,012	2004	126.9	**	134.2	**
Sorrento	76,633	2004	69.8	**	73.8	**
Avoca***	76,629	2004	-		45.0	**
Mendocino	76,623	2002	31.6	**	33.6	**
Maganari	75,941	2001	22.5	**	24.0	**
Saldanha	75,707	2004	58.0	**	61.5	**
Coronado	75,706	2000	28.4	**	30.5	**
Ligari	75,583	2004	33.6	**	35.5	**
Rapallo	75,123	2009	30.5	**	31.8	**
Amalfi	75,000	2009	39.5	**	41.2	**
Bargara	74,832	2002	35.9	**	38.3	**
Samatan	74,823	2001	51.9	**	55.7	**
Capitola	74,816	2001	35.9	**	38.3	**
Sonoma	74,786	2001	28.9	**	30.9	**
Majorca	74,747	2005	41.3	**	43.5	**
Redondo	74,716	2000	28.5	**	30.5	**
Topeka	74,710	2000	18.3	**	19.6	**
Catalina	74,432	2005	37.1	**	39.1	**
Oregon	74,204	2002	50.5	**	54.0	**
Levanto	73,931	2001	37.9	**	40.5	**
Ecola	73,925	2001	29.1	**	31.1	**
Helena	73,744	1999	17.2	**	18.5	**
Ocean Crystal	73,688	1999	21.3	**	23.0	**
Padre***	73,601	2004	-		36.7	**
Positano***	73,288	2000	-		37.6	**
Marbella	72,561	2000	32.7	**	35.1	**
Galveston	51,201	2002	56.2	**	59.9	**
Byron	51,201	2003	46.8	**	49.7	**
Wooloomooloo	76,064	2012	34.0	**	33.1	**
Raraka	76,037	2012	34.0	**	33.1	**
Fakarava	206,000	2012	51.7	**	68.1	**

Total for drybulk vessels	3,886,898		$1,618.6		$1,842.6

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2012 (in millions) ****		Carrying Value December 31, 2011 (in millions) ****

Drybulk vessels under construction
VLOC #2	206,000	2012	68.1	**	68.1	**
VLOC #3	206,000	2012	68.1	**	68.1	**
VLOC #4	206,000	2013	59.4	**	59.4	**
VLOC #5	206,000	2013	59.4	**	59.4	**
Capesize 1	176,000	2012	54.2	**	54.2	**
Capesize 2	176,000	2012	54.2	**	54.2	**
Ice – class Panamax 1	75,900	2014	34.0	**	34.0
Ice – class Panamax 2	75,900	2014	34.0	**	34.0
Ice – class Panamax 3	75,900	2014	34.0	**	34.0
Ice – class Panamax 4	75,900	2014	34.0	**	34.0
Total for drybulk vessels under construction	1,479,600		$499.4		$499.4

Tanker vessels
Vilamoura	158,300	2011	66.85	*	69.5	*
Saga	115,200	2011	55.98	*	58.2	*
Daytona	115,200	2011	57.07	*	59.3	*
Belmar	115,200	2011	58.67	*	61.0	*
Calida	115,200	2012	59.83	*	58.8	*
Lipari	158,300	2012	71.10	*	69.8	*
Petalidi	158,300	2012	71.51	*	69.8	*
Total for tanker vessels	935,700		$441.0		$446.4

Tanker vessels under construction
Bordeira	158,300	2013	69.8	*	69.8	*
Alicante	115,200	2013	58.8	*	58.8	*
Mareta	115,200	2013	58.8	*	58.8	*
Esperona***	158,300	2013	-		69.8	*
Blanca***	158,300	2013	-		69.8	*
Total for tanker vessels under construction	388,700		$187.4		$327

Total	6,467,273		2,746.4		$3,115.4

*  Indicates tanker vessels for which we believe, as of December 31, 2011 and 2012, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $84.4 million and $145.2 million, respectively.

**  Indicates drybulk carriers for which we believe, as of December 31, 2011 and 2012, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $878.8 million and $ 1,087.5 million, respectively.

*** The vessels and the shipbuilding contracts were sold during 2012.

**** With respect to the newbuildings, the carrying value for impairment test purposes refers to the construction cost.

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

Convertible Senior Notes

In accordance with Financial Accounting Standards guidance for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, we determine the carrying amounts of the liability and equity components of our 5% convertible senior notes due December 1, 2014, or the Convertible Senior Notes, by first determining the carrying amount of the liability component of the Convertible Senior Notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds.

The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components

Vessels' Depreciation

We record the value of our vessels at their cost, which consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $250 per lightweight ton. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Up to December 31, 2010, the assumed value of scrap steel for the purpose of estimating the residual values of vessels was calculated at $120 per lightweight ton. As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values is a decrease in depreciation expense. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," is to increase net income for the year ended December 31, 2011 by $3.9 million, or $0.01 per weighted average number of shares, basic and diluted.

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

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, rigs and drillships by obtaining vessel, rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs' and drillships' future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, and $35 million and $50 million for drilling rigs and drillships respectively, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2012, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, rigs or drillships.

             Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The 10 year average rates used in the impairment testing of the Company's shipping segment as of December 31, 2012 were $35,596 for drybulk carriers and $35,937 for tankers. In comparison, based on available market data, the Company estimates the average daily time charter equivalent rates in effect as of December 31, 2012 to be $5,187 for drybulk carriers and $19,044 for tankers.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2010, 2011 and 2012. However, due to the Company's decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $3.6 million, $144.7 million and $0 million, for each of the years ended December 31, 2010, 2011 and 2012, respectively, was recognized.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Set forth below is an analysis that shows the impact on the Company's impairment analysis of its shipping segment, if the Company were to utilize the most recent five year, three year or one year historical average rates for similar vessels for purposes of estimating future cash flows for unfixed days over the remaining life of the vessel.

Amounts on thousand of US dollars	2012
Level of impairment	5 year	3 year	1 year
Drybulk carriers	$42,902	$753,809	$952,181
Drybulk carriers under construction	-	46,700	135,327
Tankers	-	105,489	105,489
Tankers under construction	-	39,750	39,750
Total	$42,902	$945,748	$1,232,747

Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment. For the drilling segment, there can be no assurance as to how long drilling rates and drilling rig/drillships values will remain at their currently high levels or whether they will improve or decrease by any degree.

Revenue and Related Expenses

(i) Drybulk Carrier and Tanker vessels:

Time and bareboat charters: The Company generates its revenues from charterers for the charterhire of its vessels, which are considered to be operating lease arrangements. Vessels are chartered using time and bareboat charters and where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.

Pooling Arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period.

Voyage related and vessel operating costs: Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii) Drilling Units:

Revenues: The Company's services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenue" in the statement of operations.

(b) Term contracts: Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "service revenues" in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

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

Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of accumulated other comprehensive income/(loss) in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

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

Selected Financial Data

Following our entry into the construction contracts for our 12 newbuilding tankers in 2010 and our acquisition of Ocean Rig ASA in 2008 and entry into the construction contracts for our four operating drillships in 2008 and 2009, we have three reportable segments, the drybulk carrier segment, tanker segment and the offshore drilling segment. We commenced consolidation of Ocean Rig ASA on May 15, 2008.

Drybulk carrier segment

The table below reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk vessels for the periods indicated. Please see "Item 3. Key Information—A. Selected Financial Data" for information concerning the calculation of TCE rates.

	2010	2011	2012
Average number of vessels	37.21	35.80	35.67
Total voyage days for fleet	13,430	12,831	13,027
Total calendar days for fleet	13,583	13,068	13,056
Fleet Utilization	98.87%	98.19%	99.78%
Time charter equivalent	32,045	26,912	15,896

Tanker segment

	2011	2012
Average number of vessels	2.64	6.27
Total voyage days for vessels	963	2,293
Total calendar days for vessels	963	2,293
Fleet Utilization	100%	100%
Time charter equivalent	12,592	13,584

Year ended December 31, 2012 compared to the year ended December 31, 2011
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2011	2012	Change

REVENUES:

Revenues	$1,077,662	$1,210,139	$132,477	12.3%

EXPENSES:
Voyage expenses	20,573	30,012	9,439	45.9%
Vessels, drilling rigs and drillships operating expenses	373,122	649,722	276,600	74.1%
Depreciation and amortization	274,281	335,458	61,177	22.3%
Loss/(gain) on sale of assets, net	3,357	1,179	(2,178)	(64.9)%
Vessel impairment charge	144,688	-	(144,688)	(100.0)%
Gain from vessel insurance proceeds	(25,064)	-	25,064	(100.0)%
Gain on contract cancellation	(6,202)	-	6,202	(100.0)%
Contract termination fees and forfeiture of vessels/vessels under construction deposits	-	41,339	41,339	-
General and administrative expenses	123,247	145,935	22,688	18.4%
Legal settlements and other, net	-	(9,360)	(9,360)	-

Operating income	169,660	15,854	(153,806)	(90.7)%
OTHER INCOME /(EXPENSES):
Interest and finance costs	(146,173)	(210,128)	(63,955)	43.8%
Interest income	16,575	4,203	(12,372)	(74.6)%
Loss on interest rate swaps	(68,943)	(54,073)	14,870	(21.6)%
Other, net	9,023	(492)	(9,515)	(105.5)%

Total other expenses, net	(189,518)	(260,490)	(70,972)	37.4%

LOSS BEFORE INCOME TAXES	(19,858)	(244,636)	(224,778)	1,131.9%
Income taxes	(27,428)	(43,957)	(16,529)	60.3%

NET LOSS	(47,286)	(288,593)	(241,307)	510.3%
Less: Net (income)/loss attributable to non-controlling interests	(22,842)	41,815	64,657	(283.1)%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(70,128)	$(246,778)	$(176,650)	251.9%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $138.3 million, or 37.8%, to $ 227.1 million for the year ended December 31, 2012, as compared to $365.4 million for the year ended December 31, 2011. A decrease of $130.7 million, or 35.7%, is attributable to lower hire charter rates during the year ended December 31, 2012, as compared to the relevant period in 2011. This decrease was slightly offset by the increase of $5.7 million, or 1.5%, attributable to the increase in voyage days by 196 days, from 12,831 days to 13,027 days, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, while the average number of vessels being operated during each period remained approximately the same. Amortization of above market acquired time charters increased by $13.3 million, or 3.6%, during the year ended December 31, 2012, as compared to the relevant period in 2011, relating to the amortization of the year for the vessels acquired in connection with the merger of OceanFreight Inc. during the third quarter of 2011.

Tanker segment

Voyage revenues increased by $28.4 million, or 223.6%, to $41.1 million for year ended December 31, 2012, as compared to $12.7 million for year ended December 31, 2011. The increase is attributable to a larger fleet in the year ended 2012 comprised of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari), as compared to a fleet comprised of four vessels (Belmar, Saga, Vilamoura and Daytona) in the year ended December 31, 2011.

Offshore Drilling segment

Revenues from drilling contracts increased by $242.3 million, or 34.6%, to $941.9 million for the year ended December 31, 2012, as compared to $699.6 million for year ended December 31, 2011. The increase is primarily attributable to the operation of the Ocean Rig Mykonos and the Ocean Rig Poseidon that commenced drilling activities after third quarter of 2011, which contributed $353.0 million in aggregate revenues during year ended December 31, 2012, as compared to $78.4 million in aggregate revenues during the same period in 2011. Further, the Ocean Rig Olympia and the Ocean Rig Corcovado, which commenced drilling activities during the first and second quarters of 2011, respectively, contributed $291.9 million in aggregate revenues during the year ended December 31, 2012, as compared to $219.5 million in aggregate revenues during the same period in 2011, which were offset by decreased revenues amounting to an aggregate of $94.3 million contributed by the Leiv Eiriksson and the Eirik Raude, due to lower rates and utilization during 2012. The maximum dayrates for the contracts on which our drilling units were employed during year ended December 31, 2012, ranged between approximately $675,000 and $441,000 per day. The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2011, ranged between approximately $665,473 and $415,000 per day. Revenues for the year ended December 31, 2012 also include $24.6 million for loss of hire insurance recovery related to Ocean Rig Corcovado.

Voyage expenses

Drybulk Carrier segment

Voyage expenses remained approximately stable for year ended December 31, 2012, as compared to expenses for the year ended December 31, 2011. The decrease in voyage expenses is due to lower hire rates during the year ended December 31, 2012, as compared to the corresponding period in 2011, that resulted in lower brokerage and address commissions charged during the same period was offset by the increase in total voyage days by 196 days, from 12,831 voyage days during the year ended December 31, 2011, to 13,027 voyage days during the year ended December 31, 2012.

Tanker segment

Voyage expenses increased by $9.4 million, or 1,880.0%, to $9.9 million for the year ended December 31, 2012, as compared to $0.5 million for the year ended December 31, 2011. The increase is attributable to a larger fleet in the year ended December 31, 2012, comprised of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari), as compared to a fleet comprised of four vessels (Belmar, Saga, Vilamoura and Daytona) in the year ended December 31, 2011.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels operating expenses decreased by $12.3 million, or 15.0%, to $69.6 million for the year ended December 31, 2012, as compared to $81.9 million for the year ended December 31, 2011. The decrease is mainly attributable to fewer drydockings, as only two vessels drydocked during the year ended December 31, 2012, as compared to the costs incurred for ten vessels during the relevant period in 2011.

Tanker segment

Vessels operating expenses increased by $7.2 million, or 77.4%, to $16.5 million for the year ended December 31, 2012, as compared to $9.3 million for the year ended December 31, 2011. The increase is attributable to a larger fleet in the year ended December 31, 2012, comprised of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari), as compared to a fleet comprised of four vessels (Belmar , Saga, Vilamoura and Daytona) in the year ended December 31, 2011.

Offshore Drilling segment

Drilling rigs and drillships operating expenses increased by $281.8 million, or 100.0%, to $563.6 million for the year ended December 31, 2012, compared to $281.8 million for the year ended December 31, 2011. The increase in operating expenses was mainly due to the commencement of drilling operations of the Ocean Rig Mykonos and the Ocean Rig Poseidon, resulting in operating expenses of $159.3 million in total during the year ended December 31, 2012, as compared to operating expenses of $33.1 million in total for the same period in 2011. In addition, for the year ended December 31, 2012, the operating expenses relating to the Leiv Eiriksson, the Eirik Raude and the Ocean Rig Corcovado increased by $116.4 million, mainly due to a more extensive maintenance program and upgrades performed during the year ended December 31, 2012. Furthermore, operating expenses related to the Ocean Rig Olympia increased by $25.3 million during the year ended December 31, 2012, due to the fact that the drillship operated for the entire period as compared to the year ended December 31, 2011, when the drillship operated for a shorter period. Further, a growing resource team of technicians contributed $13.8 million of operating expenses during the year ended December 31, 2012.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $8.7 million, or 8.4%, to $94.7 million for the year ended December 31, 2012, as compared to $103.4 million for the year ended December 31, 2011. The decrease is attributable to the fleet renewal and the impairment charges incurred, which led to the decrease of the depreciable value of the vessels, while the average number of vessels remained approximately the same, for the years ended December 31, 2011 and 2012.

Tanker segment

Depreciation and amortization expense increased by $8.9 million, or 143.5%, to $15.1 million for the year ended December 31, 2012, as compared to $6.2 million for the year ended December 31, 2011. The increase is attributable to the delivery of the vessel Belmar during the fourth quarter of 2011 and the vessels Calida, Petalidi and Lipari during the first half of 2012.

Offshore Drilling segment

Depreciation and amortization expense for the drilling units increased by $61.1 million, or 37.1%, to $225.7 million for the year ended December 31, 2012, as compared to $164.6 million for the year ended December 31, 2011. The increase in depreciation and amortization expense was mainly attributable to the aggregate of $73.6 million of depreciation expense related to the depreciation of the Ocean Rig Poseidon and the Ocean Rig Mykonos, which were delivered during the third quarter of 2011, as compared to an aggregate of $23.4 million of depreciation expense for the same period in 2011. In addition, the Ocean Rig Olympia contributed $9.0 million more in depreciation expense for the year ended December 31, 2012, as compared to the same period of 2011, due to the Company's ownership of the drillship for the full year ended December 31, 2012. The Ocean Rig Corcovado also contributed $3.9 million more in depreciation expense during 2012, compared to year ended 2011, due to upgrades performed early this year.

Vessel impairment charge

Drybulk Carrier segment

During the year ended December 31, 2011, we recorded an aggregate impairment loss of $144.7 million related to the sale of five of our vessels (La Jolla, Conquistador, Brisbane, Samsara and Toro) during 2011 and the sale of vessels the Avoca and Positano subsequent to December 31, 2011. No such loss was recorded during the relevant period in 2012.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Loss on sale of assets, net

Drybulk Carrier segment

Loss on sale of assets, net amounted to $1.0 million for the year ended December 31, 2012, due to the sale of three of our vessels Avoca, Padre and Positano, while for the relevant period in 2011, there was a loss on sale of assets amounting to $2.6 million, due to the sale of six of our vessels (Toro, Primera, La Jolla, Conquistador, Brisbane and Samsara).

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

Loss on asset sales amounted to $0.1 million for the year ended December 31, 2012, while for the relevant period in 2011, there was a loss on sale of assets amounting to $0.8 million, related to disposal of office equipment.

Gain from vessel insurance proceeds

Drybulk Carrier segment

During the year ended December 31, 2011, we recorded a gain of $25.1 million due to the insurance proceeds received for the total loss of the vessel Oliva. No such gains were recorded during the year ended December 31, 2012.

Tanker segment

The Tanker segment did not record any insurance proceeds during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not record any insurance proceeds during the relevant periods

Gain on contract cancellation

Drybulk Carrier segment

For the year ended December 31, 2011, a gain on contract cancellation of $6.2 million was recorded, representing the deposit we retained in connection with the cancellation of the sale of the vessel Lacerta. No such gains were recorded during the year ended December 31, 2012.

Tanker segment

The Tanker segment did not undergo any contract cancellations during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not undergo any contract cancellations during the relevant periods.

Contract termination fees and forfeiture of vessels/ vessels under construction deposits

Drybulk Carrier segment

The Drybulk segment did not incur any contract termination fees and forfeiture of vessels/ vessels under construction deposits.

Tanker segment

During the year ended December 31, 2012, a loss of $41.3 million was recorded due to the novation agreements for the sale of the shipbuilding contracts for the newbuilding tankers Esperona and Blanca. No such loss was recorded during the year ended December 31, 2011.

Offshore Drilling segment

The Offshore Drilling segment did not incur any contract termination fees and forfeiture of vessels/ vessels under construction deposits.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $18.4 million, or 25.9%, to $52.6 million for the year ended December 31, 2012, compared to $71.0 million for the year ended December 31, 2011. This decrease was mainly due to the decrease of $13.9 million in stock-based compensation.

Tanker segment

General and administrative expenses increased by $4.1 million, or 73.2%, to $9.7 million for the year ended December 31, 2012, compared to $5.6 million for the year ended December 31, 2011. The increase is attributable to a larger fleet in the year ended December 31, 2012, comprised of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari), as compared to a fleet comprised of four vessels (Belmar, Saga, Vilamoura and Daytona) in the year ended December 31, 2011.

Offshore Drilling segment

General and administrative expenses increased by $36.9 million, or 79.0%, to $83.6 million for the year ended December 31, 2012, as compared to $46.7 million for the year ended December 31, 2011. This increase is mainly due to increased costs related to the management of a larger fleet, as well as expenses related to the operation of the Company's office in Brazil that commenced operations in late 2011.

Legal settlements and other, net

Drybulk Carrier segment

For the drybulk carrier segment, a gain of $13.9 million was realized for the year ended December 31, 2012, due to the compensation received from charterers as a result of the earlier redelivery of a number of vessels and compensation received as per an option agreement related to the sale of certain receivables. No such gains were incurred during the relevant period in 2011.

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment

The amount of $4.5 million consists of $6.4 million (loss) in legal settlements which are mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during the second quarter of 2012, which was offset by a $1.9 million gain related to a settlement of an old dispute with one of our contractors. No such items included in the relevant period of 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $5.1 million, or 5.6%, to $95.5 million for the year ended December 31, 2012, as compared to $90.4 million for the year ended December 31, 2011. The increase is mainly due to increased finance costs resulting from higher interest rates and increased amortization of our Convertible Senior Notes compared to the corresponding period in 2011.

Tanker segment

Interest and finance costs amounted to $2.3 million for the year ended December 31, 2012, while for the year ended December 31, 2011, the major part of interest and finance costs were capitalized to vessels under construction. The increase is mainly due to increased finance costs resulting from higher average debt due to the delivery of the vessel Belmar in the fourth quarter of 2011 and the vessels Calida, Petalidi and Lipari in the first half of 2012.

Offshore Drilling segment

Interest and finance costs increased by $52.8 million, or 87.5%, to $112.3 million for the year ended December 31, 2012, as compared to $59.5 million for the year ended December 31, 2011. The increase is mainly associated with a higher level of debt during the year ended December 31, 2012, as compared to the corresponding period of 2011. In addition capitalized interest and amortization of financing costs decreased by $16.2 million and $4.9 million, respectively.

Interest income

Drybulk Carrier segment

Interest income decreased by $3.1 million, or 46.3%, to $3.6 million for the year ended December 31, 2012, as compared to $6.7 million for the year ended December 31, 2011. The decrease was mainly due to a decreased average cash balance and lower interest rates on our deposits during 2012, as compared to 2011.

Tanker segment

The Tanker segment did not earn any interest income during the relevant periods.

 Offshore Drilling segment

Interest income decreased by $9.2 million, or 93.9%, to $0.6 million for the year ended December 31, 2012, compared to $9.8 million for the year ended December 31, 2011. The decrease was mainly due to lower interest rates on our deposits during 2012 as compared to 2011.

Loss on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps decreased by $22.3 million, or 62.8%, to $13.2 million for the year ended December 31, 2012, as compared to $35.5 million for the year ended December 31, 2011. The loss for the year ended December 31, 2012, was mainly due to mark to market losses of outstanding swap positions.

Tanker segment

Losses on interest rate swaps amounted to $3.9 million for the year ended December 31, 2012. The Tanker segment did not incur any gain/(loss) on interest rate swaps during the relevant period in 2011 because the Company entered into swap agreements for this segment in 2012.

Offshore Drilling segment

Losses on interest rate swaps increased by $3.5 million, or 10.4%, to $37.0 million for the year ended December 31, 2012, as compared to $33.5 million for the year ended December 31, 2011. The loss for the year ended December 31, 2012, was mainly due to mark to market losses of outstanding swap positions. During the year ended December 31, 2012, discontinued cash flow hedges amortization increased by $13.1 million due to repayment of the Company's $1.04 billion credit facility.

Other, net

Drybulk carrier segment

Other, net decreased by $6.3 million, or 90.0%, to a gain of $0.7 million for the year ended December 31, 2012, compared to a gain of $7.0 million for the year ended December 31, 2011. The decrease is mainly attributable to the gain from the sale of $57.0 million of Senior Unsecured Notes of Ocean Rig UDW during the year ended December 31, 2011, as compared to the sale of $18.0 million of Senior Unsecured Notes of Ocean Rig UDW in the year ended December 31, 2012.

Tanker segment

Other, net amounted to a loss of $0.08 million for the year ended December 31, 2012. No such loss was recorded during the relevant period in 2011.

Offshore Drilling segment

Other, net decreased by $3.4 million, or 147.8 % to a loss of $1.1 million for the year ended December 31, 2012, compared to a gain of $2.3 million for the year ended December 31, 2011. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $16.6 million, or 60.6%, to $44.0 million for the year ended December 31, 2012, compared to $27.4 million for the year ended December 31, 2011. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Net (income)/loss attribute to non-controlling interests

Net (income)/ loss attributed to non-controlling interests amounted to loss of $41.8 million for the year ended December 31, 2012, as compared to income of $22.8 million for the year ended December 31, 2011. This represents the amount of consolidated income or loss that is not attributable to DryShips Inc.

Year ended December 31, 2011 compared to the year ended December 31, 2010
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2010	2011	Change

REVENUES:

Revenues	$859,745	$1,077,662	$217,917	25.3%

EXPENSES:
Voyage expenses	27,433	20,573	(6,860)	(25.0)%
Vessels, drilling rigs and drillships operating expenses	190,614	373,122	182,508	95.7%
Depreciation and amortization	192,891	274,281	81,390	42.2%
Loss/(gain) on sale of assets, net	(9,435)	3,357	12,792	(135.6)%
Vessel impairment charge	3,588	144,688	141,100	3,932.6%
Gain from vessel insurance proceeds	—	(25,064)	(25,064)	—
Gain on contract cancellation	—	(6,202)	(6,202)	—
General and administrative expenses	88,576	123,247	34,671	39.1%

Operating income	366,078	169,660	(196,418)	(53.7)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(66,825)	(146,173)	(79,348)	118.7%
Interest income	21,866	16,575	(5,291)	(24.2)%
Loss on interest rate swaps	(120,505)	(68,943)	51,562	(42.8)%
Other, net	10,272	9,023	(1,249)	(12.2)%

Total other expenses, net	(155,192)	(189,518)	(34,326)	26.8%

INCOME/(LOSS) BEFORE INCOME TAXES	210,886	(19,858)	(230,744)	(109.4)%
Income taxes	(20,436)	(27,428)	(6,992)	34.2%

NET INCOME/ (LOSS)	190,450	(47,286)	(237,736)	(124.8)%
Less: Net income attributable to non-controlling interests	(2,123)	(22,842)	(20,719)	975.9%

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$188,327	$(70,128)	$(258,455)	(137.2)%

 Revenues

Drybulk Carrier segment

Voyage revenues decreased by $92.4 million, or 20.2%, to $365.4 million for the year ended December 31, 2011, as compared to $457.8 million for the year ended December 31, 2010. A decrease of $44.6 million, or 9.7%, is attributable to fewer vessels being operated by approximately 1.4 vessels on average, with total voyage days decreasing by 541 from 12,831 to 12,682, as compared to the year ended December 31, 2010, while the remaining decrease of $47.8 million, or 10.5%, is attributable to lower hire rates during the year ended December 31, 2011, as compared to the relevant period in 2010.

Tanker segment

Voyage revenues amounted to $12.7 million for the year ended December 31, 2011 representing revenues from four tankers, Saga, Vilamoura, Daytona and Belmar, of which we took delivery on January 18, 2011, March 23, 2011, April 29, 2011 and October 7, 2011, respectively.

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

Vessels, drilling rigs and drillships operating expenses

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

Loss/ (gain) on sale of assets, net

Drybulk Carrier segment

Gain on sale of assets amounted to $10.9 million for the year ended December 31, 2010, due to the sale of three of our vessels Iguana, Delray and Xanadu, compared to a loss of $2.6 million for the relevant period in 2011 due to the sale and delivery of six of our vessels Primera, La Jolla, Conquistador, Brisbane, Toro and Samsara.

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

Loss on asset sales amounting to $0.8 million for the year ended December 31, 2011 and $1.5 million for the year ended December 31, 2010, related to disposal of office equipment.

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

Gain from vessel insurance proceeds

Drybulk Carrier segment

The Company recorded a gain of $25.1 million during the year ended December 31, 2011 due to the insurance proceeds received for the total loss of Oliva.

Gain on contract cancellation

Drybulk Carrier segment

For the year ended December 31, 2011, a gain on contract cancellation of $6.2 million was recorded representing the deposit we retained in connection with the cancellation of the sale of the vessel Lacerta.

Tanker segment

The Tanker segment did not undergo any contract cancellations during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not undergo any contract cancellations during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses increased by $5.1 million, or 7.7%, to $71.0 million for the year ended December 31, 2011, compared to $65.9 million for the year ended December 31, 2010. This increase was mainly due to the increase of $4.6 million in management fees under the new management agreements entered into on January 1, 2011. This increase was partly offset by other income of $2.0 million in the aggregate relating to three vessels (Capitola, Capri and Samatan), which was recorded against general and administrative expenses during the year ended December 31, 2011.

Tanker segment

General and administrative expenses amounted to $5.6 million for the year ended December 31, 2011.

Offshore Drilling segment

General and administrative expenses increased by $24.0 million, or 105.7%, to $46.7 million for the year ended December 31, 2011, as compared to $22.7 million for the year ended December 31, 2010. The increase of $20.9 million is mainly due to increased costs relating to the management of six drilling units during the year ended December 31, 2011, as compared to two drilling units during the year ended December 31, 2010, as well as professional fees related to the Ocean Rig UDW Exchange Offer completed in September 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs decreased by $1.0 million, or 1.1%, to $90.4 million for the year ended December 31, 2011, as compared to $91.4 million for the year ended December 31, 2010.

Tanker segment

The major part of interest and finance costs was capitalized to vessels under construction during the year ended December 31, 2011.

Offshore Drilling segment

Interest and finance costs increased by $84.1 million for the year ended December 31, 2011. The increase is mainly due to interest costs from higher average debt and the increase in amortization of finance fees.

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

Other, net

Drybulk Carrier segment

For the drybulk carrier segment, a gain of $6.7 million was realized during 2011 compared to a loss of $0.2 million during 2010. The increase is mainly attributable to the gain on FFA of $1.0 million and trading of the Ocean Rig Unsecured Senior Notes, amounting to $2.3 million.

Tanker segment

Other, net amounted to a gain of $0.01 million for the year ended December 31, 2011.

Offshore Drilling segment

For the Offshore Drilling segment, a loss of $1.5 million was realized from currency forward contracts. This compares to a gain of $9.3 million which was mainly related to a legal settlement in our favor of $4.9 million and currency forward contracts gain of $1.1 million, which are partly offset by $2.7 million relating to foreign exchange gain during the year ended December 31, 2011.

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

Net (income)/loss attribute to non-controlling interests

Net income/ loss attributed to non-controlling interest amounted to income of $22.8 million for the year ended December 31, 2011, as compared to income of $2.1 million for the year ended December 31, 2010. This represents the amount of consolidated income that is not attributable to DryShips Inc.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued in 2012, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or expected to have a material impact on future years.

B.           Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow, secured and unsecured debt and certain forms of hybrid instruments, such as convertible preferred stock and convertible notes. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding debt facilities, and pay dividends. Our board of directors determined to suspend the payment of cash dividends beginning in the fourth quarter of 2008.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. As of March 22, 2013, we believe that cash on hand and internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and scheduled debt service requirements but not capital expenditures) for the next 12 months. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

As of December 31, 2012, we had cash and cash equivalents of $342.0 million. Our cash and cash equivalents increased by $90.9 million, or 36.20%, to $342.0 million as of December 31, 2012, compared to $251.1 million as of December 31, 2011, primarily due to cash generated from operating activities and from the sale of a portion of the shares of Ocean Rig UDW, our majority-owned subsidiary, owned by us in April 2012, which was partly offset by decreased cash used in operating activities.

As of December 31, 2011, we had total indebtedness of $4.4 billion.  Our total indebtedness increased by $114.8 million, or 2.6%, to $4.5 billion as of December 31, 2012, from $4.4 billion as of December 31, 2011, mainly due to the issuance of Senior Secured Notes by Ocean Rig UDW in September 2012, which was mainly offset by loan repayments made during 2012.

As of December 31, 2012, we were not in compliance with certain financial and loan-to-value covenants contained in the loan agreements relating to our shipping segments, while we were in full compliance with the financial covenants contained in the debt agreements relating to our offshore drilling segment. See "—Breach of Covenants under Secured Credit Facilities."

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $ 670.0 million as of December 31, 2012, compared to a working capital deficit of $186.2 million as of December 31, 2011. The deficit increase is mainly due to the reclassification of long term debt to current liabilities. If we were not in breach of certain of our loan covenants contained in our loan agreements relating to our shipping segments, and the Company had not classified the relevant bank loans under which a total of $941.3 million was outstanding as of December 31, 2012, as current liabilities, our working capital would be a surplus of $135.7 million.

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

As of December 31, 2012, we had entered into contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in second quarter of 2013; (ii) four VLOCs, scheduled for delivery between the second quarter of 2013 and the first quarter of 2014; (iii) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; (iv) four seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively; and (v) three tankers, which were delivered in January 2013. In December 2012, we novated the construction contracts for our remaining two newbuilding Suezmax tankers to an unaffiliated third party for cash consideration of $21.4 million in the aggregate paid by us to the buyer in order to release ourselves from our obligations under the construction contracts for these two tankers and reduce the amount of our outstanding capital expenditures.

As of December 31, 2012, the remaining purchase commitments relating to these vessels and drilling units amounted to $2.1 billion in the aggregate, as adjusted for the novation of the two Suezmax tankers described above. We do not expect that internally generated cash flow will be sufficient to fund these commitments, which amounted to $1.5 billion, $146.1 million and $387.1 million for 2013, 2014 and 2015, respectively, as of December 31, 2012. See "—Tabular Disclosure of Contractual Obligations."

As of December 31, 2012, we had made pre-delivery payments in respect of our newbuilding drybulk vessels of (i) $27.1 million in the aggregate relating to our two newbuilding Capesize drybulk vessels, (ii) $11.6 million in the aggregate relating to our four newbuilding Panamax Ice Class 1A drybulk vessels and $60.6 million in the aggregate relating to our four newbuilding VLOCs. As of December 31, 2012, we had remaining construction costs with respect to our newbuilding drybulk vessels of (i) $81.2 million relating to our two newbuilding Capesize vessels, for which we have not secured financing; (ii) $124.4 million relating to our four newbuilding Panamax Ice Class 1A drybulk vessels, for which we have not secured financing; and (iii) $194.4 million relating to our four newbuilding VLOCs, two VLOCs we expect to partially finance with borrowings under our $122.6 million credit facility, assuming we are able to obtain suitable charters as defined under the terms of the credit facility, which is a condition precedent to drawdown of the loan.

As of December 31, 2012, we had made pre-delivery payments of $879.4 million in the aggregate for our four seventh generation drillships under construction. The total remaining construction payments for these drillships amounted to approximately $1.6 billion in the aggregate, excluding financing costs, as of December 31, 2012. We intend to partially finance the construction costs of the seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013 with borrowings under our $1.35 billion syndicated secured term loan facility that we entered into in February 2013. We have not yet arranged financing for the remaining construction payments relating to our fourth seventh generation drillship to be delivered in 2015. We plan to finance these costs with new debt or equity financing. In addition, we may exercise our options under our contract with Samsung to purchase up to two additional newbuilding drillships any time on or prior to March 31, 2013. To the extent we exercise any of these options, we will incur additional payment obligations for which we have not arranged financing.

As of December 31, 2012, we had made aggregate pre-delivery payments of $75.5 million in connection with our one Suezmax tanker, Bordeira, and two Aframax tankers, Alicante and Mareta, under construction. On January 8, 2013, January 15, 2013 and January 31, 2013, we took delivery of the Bordeira, Alicante and Mareta, respectively, and paid construction costs of $111.8 million in the aggregate in connection with the delivery of the vessels. As discussed above, in December 2012, we novated the construction contracts for the remaining two Suezmax tankers we had on order.

As of December 31, 2012, we had $189.4 million of available borrowing capacity under our credit facilities. In addition, as discussed above, in February 2013, we entered into a $1.35 billion syndicated secured term loan facility, under which we have $1.35 billion in available borrowing capacity.  We intend to use borrowings under this credit facility to partially finance the acquisition of three of our seventh generation drillships scheduled for delivery in 2013, under which an aggregate of $1.2 billion is due in 2013. See—"Existing Credit Facilities" below.

Covenants under Secured Credit Facilities

Our secured credit facilities impose operating and negative covenants on us and our subsidiaries. These covenants may limit our and our subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) pay dividends; (ii) incur additional indebtedness; (iii) change the flag, class or management of the vessel mortgaged under such facility, (iv) create or permit to exist liens on our assets, (v) make loans, (vi) make investments or capital expenditures, (vii) undergo a change in ownership or control; (viii) enter into transactions with affiliates; and (ix) sell our assets.

Certain of our secured credit facilities also subject us to certain financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum amount of liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum working capital level; (vi) maximum funded debt to capitalization ratio; (vii) a minimum tangible net worth level and (viii) a maximum ratio of total net debt to income before interest, taxes, depreciation and amortization.

 Furthermore, our secured credit facilities also require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or the loan-to-value ratio.

Breach of Covenants under Secured Credit Facilities

 Events beyond our control, including changes in the economic and business conditions in the international drybulk, tanker or offshore drilling markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facilities. Our ability to maintain compliance with such requirements also depends substantially on the value of our assets, our charterhire and dayrates, our ability to obtain charters and drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy.

A violation of any of the financial covenants in our credit facilities, absent a waiver of the breach from our lenders, or a violation of the loan-to-value ratios in our credit facilities, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities that would allow all amounts outstanding thereunder to be declared immediately due and payable. In addition, all of our credit facilities relating to our drybulk and tanker fleet contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities relating to our drybulk and tanker fleet. Furthermore, our debt agreements relating to our offshore drilling fleet also contain cross-default or cross-acceleration provisions that may be triggered by a default under one of our other debt agreements relating to our offshore drilling fleet.  If the amounts outstanding under our indebtedness relating to our drybulk and tanker fleet or our offshore drilling fleet were to be become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

As of December 31, 2012, we were in compliance with the financial covenants contained our debt agreements relating to our offshore drilling segment, but we were in breach of certain financial covenants, mainly the interest coverage ratio, contained in our loan agreements relating to our shipping segments, under which a total of $769.1 million was outstanding as of December 31, 2012. Even though as of the date of this annual report, none of the lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2012, these breaches constitute potential events of default (also known as technical defaults) and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance as of December 31, 2012 and due to the cross-acceleration and cross-default provisions contained in our credit facilities relating to our drybulk and tanker fleet, all of our outstanding indebtedness relating to our drybulk and tanker fleet, amounting to approximately $941.3 million as of December 31, 2012, has been classified as current.  As a result, we reported a working capital deficit of $670.0 million at December 31, 2012. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.  See Note 3 to our consolidated financial statements included in this annual report.

In addition, as of December 31, 2012, we were not in compliance with the loan-to-value ratios contained in certain of our credit facilities relating to our drybulk fleet, under which a total of $63.0 million was outstanding as of that date, out of our total consolidated outstanding indebtedness relating to our drybulk and tanker fleet of approximately $941.3 million.  As discussed above, these violations of the loan-to-value covenants do not constitute events of default that would automatically trigger the full repayment of the loans. Under the terms of the credit facilities, loan-to-value shortfalls may be remedied by us by providing additional collateral or repaying the amount of the shortfall.  We have agreed with our lenders under two of our credit facilities, under which a total of $89.9 million was outstanding as of December 31, 2012, to waive the breach of the loan-to-value ratios under the facilities to December 31, 2013, in exchange for, among other things, the pledge of shares of Ocean Rig UDW that we own, which we estimate will amount to approximately 7,600,000 shares of Ocean Rig UDW, as additional collateral securing the loans, subject to definitive documentation. We cannot guarantee that we will enter into this definitive documentation.  As a result of our breaches of the loan-to-value ratios in certain of our credit facilities, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $23.0 million in order to comply with the relevant loan-to-value ratios.

In addition, on September 27, 2012, we entered into supplemental agreements under two of our credit facilities, under which a total of $271.6 million was outstanding as of December 31, 2012, to provide additional security to cure shortfalls in the loan-to-value ratio required to be maintained under the facilities and pledged 7,800,000 common shares of Ocean Rig UDW, our majority-owned subsidiary, that we own as additional collateral under the facilities.  The terms of the share pledge expire on June 30, 2013.  Furthermore, we have entered into an amendment to one of our credit facilities to reduce the loan-to-value ratio required to be maintained under the facility until 2016. There can be no assurance that we will be in compliance with the loan-to-value ratios contained in these credit facilities when the share pledge expires or the original covenant comes back into effect or that the relevant lenders would permit further amendments to the collateral arrangements with respect to future breaches of the loan-to-value ratios.

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our drybulk and tanker fleet, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our drybulk and tanker fleet, under which a total of $941.3 million was outstanding as of December 31, 2012. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any additional amendments to our credit facilities, or waivers or extensions of waivers of covenant breaches, that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the margin and lending rates they charge us on our outstanding indebtedness.

We expect that our lenders will not demand payment of the loans relating to our drybulk and tanker fleet under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and firm financing agreements which are currently in place.  We do not expect that cash on hand and cash generated from operations will be sufficient to repay our loans relating to our drybulk and tanker fleet with cross-default provisions which amounted to approximately $941.3 million in the aggregate as of December 31, 2012, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Notes

Convertible Senior Notes

In November 2009, we issued $460.0 million aggregate principal amount of 5% convertible unsecured senior notes, referred to as the Convertible Senior Notes, which are due December 1, 2014, resulting in aggregate net proceeds of approximately $447.8 million after deducting underwriting commissions.

The holders may convert their Convertible Senior Notes at any time on or after June 1, 2014 prior to maturity. However, holders may also convert their Convertible Senior Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of our common shares reaches and remains at or above 130% of the conversion price of $7.19 per share of common share or 139.0821 common shares per $1,000 aggregate principal amount of Convertible Senior Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Convertible Senior Notes for each day of that period was less than 98% of the closing price of our common shares multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common shares are made or specified corporate transactions occur. The Convertible Senior Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010.

As the Convertible Senior Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)", and therefore, on the day of the Convertible Senior Notes issuance, bifurcated the $460.0 million principal amount of the Convertible Senior Notes into liability and the equity components of $341.2 million and $118.8 million respectively, by first determining the carrying amount of the liability component of the Convertible Senior Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118.8 million to the principal amount of the Convertible Senior Notes over the term of the Convertible Senior Notes.

In April 2010, we issued $220.0 million aggregate principal amount of additional Convertible Senior Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460.0 million aggregate principal amount of Convertible Senior Notes in November 2009. The terms of the Convertible Senior Notes offered in April, other than their issue date, are identical to the Notes issued in November 2009.

The full over allotment option granted was exercised and an additional $20.0 million aggregate principal amount of Convertible Senior Notes were purchased. Accordingly, $240.0 million in aggregate principal amount of Convertible Senior Notes were sold, resulting in aggregate net proceeds of approximately $237.2 million after the underwriter commissions.

In conjunction with the offering of our Convertible Senior Notes described above, we also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which we loaned the share borrower approximately 36.1 million of our common shares. Under the share lending agreement, the share borrower is required to return the borrowed shares when the Convertible Senior Notes are no longer outstanding. We did not receive any proceeds from the sale of the borrowed shares by the share borrower, but we did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

As of March 22, 2013, the share borrower has returned a total of 21,000,000 our common shares that it borrowed pursuant to the share lending agreements discussed above.

The fair value of the outstanding loaned shares as of December 31, 2011 and 2012, was $70.2 million and $40.2 million, respectively. On the day of the Convertible Senior Notes issuance, the fair value of the share lending agreement was determined to be $14.5 million for the Convertible Senior Notes, based on a 5.5% interest rate of the Convertible Senior Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2011 and 2012, was $3.0 million and $3.0 million, respectively, resulting in an unamortized amount of $8.7million and $5.7 million at December 31, 2011 and 2012, respectively.

The total interest expense related to the Convertible Senior Notes in our consolidated statement of operations for the year ended December 31, 2011 and 2012, was $69.1 million and $73.9 million, respectively, of which $34.1 million and $38.9 million was non-cash amortization of the discount on the liability component, respectively, and $35 million and $35 million was the contractual interest to be paid semi-annually at a coupon rate of 5% per year, respectively. At December 31, 2011 and 2012, the net carrying amounts of the liability component and unamortized discount were $572.1 million and $611.0 million, respectively, and $127.9 million and $89.0 million, respectively.

The Company's interest expense associated with the $460.0 million aggregate principal amount and $240.0 million aggregate principal amount of Convertible Senior Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Senior Unsecured Notes of Ocean Rig UDW

On April 27, 2011, Ocean Rig UDW, our majority owned subsidiary, issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016, referred to as the Senior Unsecured Notes, offered in a private placement, resulting in net proceeds of approximately $487.5 million. The Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Senior Unsecured Notes are not guaranteed by any of Ocean Rig UDW's subsidiaries. Ocean Rig UDW may redeem some or all of the Senior Unsecured Notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of Ocean Rig UDW's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig UDW to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The total interest expense and debt amortization cost related to the Senior Unsecured Notes in our consolidated statement of operations for the year ended December 31, 2011 and 2012 was $34.6 and $49.4 million, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

On April 26, 2011, we agreed to purchase from three unaffiliated companies Unsecured Senior Notes of Ocean Rig UDW in the total aggregate principal amount of $75.0 million. During the period from May 19, 2011 to July 27, 2011, we sold to unaffiliated third parties our Senior Unsecured Notes with a notional amount of $57.0 million, resulting in a gain of $1.4 million. The remaining $18.0 million in aggregate principal amount of Senior Unsecured Notes were measured at fair value as of December 31, 2011 and a loss of $1.4 million was recorded in "Other comprehensive income/(loss)." During the period from March 15, 2012 to March 30, 2012, the remaining $18.0 million of senior unsecured notes were also sold to third parties with a notional amount of $18 million resulting in a gain of $0.7 million.

Senior Secured Notes of Drill Rigs Holdings

On September 20, 2012, Drill Rigs Holdings, our majority-owned subsidiary, or the Issuer, completed the issuance of $800 million aggregate principal amount of 6.50% senior secured notes due 2017, referred to as the Senior Secured Notes, in a private offering to eligible purchasers. The Senior Secured Notes are fully and unconditionally guaranteed, on a senior secured basis, by Ocean Rig UDW and certain existing and future subsidiaries of the Issuer, or the Subsidiary Guarantors, including subsidiaries of the Issuer that holds or will hold the Leiv Eiriksson or the Eirik Raude, or certain assets related to such drilling rigs, or that is or becomes party to a drilling contract in respect of either the Leiv Eiriksson or the Eirik Raude.

The Senior Secured Notes are secured, on a first priority basis, by a security interest in the Leiv Eiriksson and the Eirik Raude and certain other assets of the Issuer and Subsidiary Guarantors, assignments of all earnings and insurance proceeds related to the two drilling rigs, and by a pledge of the stock of the Issuer and the Subsidiary Guarantors.

The Senior Secured Notes mature on October 1, 2017, and bear interest from the date of their issuance at the rate of 6.50% per annum. Interest on outstanding Senior Secured Notes is payable semi-annually in arrears, commencing on April 1, 2013. The net proceeds, after fees and expenses, of offering of Senior Secured Notes of approximately $782.0 million were used to fully repay outstanding indebtedness under our $1.04 billion senior secured credit facility described below under "—Repaid Debt Agreements—$1.04 billion secured credit facility," amounting to $487.5 million as of June 30, 2012, and for the purposes of financing offshore drilling rigs, and to pay all fees and expenses associated therewith.

The Senior Secured Notes rank equally in right of payment with all of the Issuer's existing and future senior indebtedness and senior in right of payment to any of the Issuer's existing and future subordinated indebtedness.  The guarantees of each guarantor are senior obligations of that guarantor and rank equally in right of payment with all of that guarantor's existing and future senior indebtedness, including guarantees, and senior in right of payment to all of that guarantor's existing and future subordinated indebtedness.

At any time on or after October 1, 2015, the Issuer may redeem some or all of the Senior Secured Notes at specified redemption prices, plus accrued and unpaid interest on the Senior Secured Notes redeemed.  Prior to October 1, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate original principal amount of the Senior Secured Notes with the net proceeds of one or more equity offering at a price equal to 106.500% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption.  In addition, prior to October 1, 2015, the Issuer may redeem all or a portion of the Senior Secured Notes at a redemption price equal to 100% of the outstanding principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption, plus a "make whole" premium.  Also prior to October 1, 2015, the Issuer may, not more than once in any twelve-month period, redeem up to 10% of the original principal amount of the Senior Secured Notes at a redemption price equal to 103% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

If a change of control, as defined in the indenture, occurs, each holder of Senior Secured Notes will have the right to require the repurchase of all or any part of its Senior Secured Notes at a price equal to 101% of their original principal amount, plus accrued and unpaid interest to the date of repurchase. In addition, the Issuer may be required to offer to use all or a portion of the net proceeds of certain asset sales to purchase some or all of the Senior Secured Notes at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase.

The indenture governing the Senior Secured Notes, among other things, limits the ability of Ocean Rig UDW and its restricted subsidiaries thereunder, including the Issuer, to: (i) incur or guarantee additional indebtedness or issue preferred stock or disqualified capital stock; (iii) pay dividends, redeem equity interests or subordinated indebtedness or make other restricted payments; (iv) transfer or sell assets; (v) incur dividend or other payment restrictions affecting restricted subsidiaries; (vii) enter into transactions with affiliates; (ix) engage in businesses other than a business that is the same as Ocean Rig UDW's current business and any reasonably related businesses; and (viii) designate subsidiaries as unrestricted subsidiaries. In addition, the indenture governing the Senior Secured Notes also restricts the Issuer's ability and the ability of Ocean Rig UDW and the Subsidiary Guarantors to, among other things, (i) create or incur liens; (ii) consummate a merger, consolidation or sale of all or substantially all of the assets of the Issuer, Ocean Rig UDW or the Subsidiary Guarantors; and (iii) take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the Senior Secured Notes. Subject to certain exceptions, future subsidiaries of Ocean Rig UDW will become restricted subsidiaries under the indenture governing the Senior Secured Notes and, under limited circumstances, may also become guarantors of the Senior Secured Notes.

The Senior Secured Notes are listed on the Official List of the Irish Stock Exchange and trade on the Global Exchange Market of that exchange.

Existing Credit Facilities/ Term Loans

Credit Facilities relating to Our Drybulk and Tanker Segments

$325.0 million revolving credit facility and term, loan dated September 18, 2007, as amended

Upon our acquisition of OceanFreight in the OceanFreight acquisition, we issued a guarantee in connection with OceanFreight's $325.0 million senior secured credit facility entered into on September 18, 2007. The loan bears interest at LIBOR plus a margin and is comprised of the following two tranches: Tranche A is a reducing revolving credit facility in a maximum amount of $200.0 million, $199.0 million of which OceanFreight utilized prior to its acquisition by us and the outstanding balance at December 31, 2012 of $70.2 million will be reduced or repaid in six semi-annual equal installments of $8.13 million each, plus a balloon installment, in the amount of $21.4 million; Tranche B is a term loan facility in a maximum amount of $125.0 million, which was fully utilized by OceanFreight prior to its acquisition by us and the outstanding balance at December 31, 2012 of $32.8 million is repayable in six equal semi-annual installments in the amount of $5.13 million each, plus a balloon installment in the amount of $2.1 million.

$126.4 million secured term loan facility, dated July 23, 2008, as amended

We entered into a $126.4 million term loan facility to partially finance the acquisition of the drybulk vessel Flecha. In January 2012, we entered into a supplemental agreement with respect to this facility, according to which the vessel Woolloomooloo is pledged as collateral to secure the loan.

This loan bears interest at LIBOR plus a margin, and is repayable in 40 quarterly installments, plus a balloon payment payable together with the last installment in July 2018.

In August 2012, we entered into a fourth supplemental agreement to this facility to amend the minimum security cover covenant to decrease the loan-to-value ratio required under under the facility until December 31, 2016 and made a prepayment of $9.1 million.

As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $63.8 million and $85.4 million under this term loan facility, respectively.

$103.2 million secured term loan facility, dated June 20, 2008, as amended

We entered into this facility to partially finance the acquisition costs of the drybulk vessels Sorrento and Iguana. This loan bears interest at LIBOR plus a margin. The portion of the loan facility relating to the drybulk vessel Sorrento is repayable in 32 quarterly installments, plus a balloon payment payable together with the last installment in July 2016. The portion of the loan facility relating to the drybulk vessel Iguana was repaid following the sale of the vessel during 2010.

As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $27.3 million and $31.6 million under this loan facility, respectively.

$125.0 million secured term loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment payable together with the last installment in June 2016. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $27.5 million and $51.0 million under this loan facility, respectively.

$90.0 million secured term loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessel Mystic.

The loan bears interest at LIBOR plus a margin, and is repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $42.0 million and $48.0 million under this loan facility, respectively.

$130.0 million secured term loan facility, dated March 13, 2008, as amended

We entered into this facility for working capital and general corporate purposes. The drybulk vessels Toro and Delray were initially mortgaged as collateral under this loan facility.

On August 25, 2010, we entered into a supplemental agreement, which among other things, extended the waiver period to March 31, 2012 with respect to the loan-to-value ratio required to be maintained under the facility, which requirement was reduced during the waiver period, and increased the applicable margin of the facility during the waiver period, with a scheduled reduction to the margin thereafter.

On November 29, 2010, we signed an amended and restated agreement for the substitution of the drybulk vessels Delray and Toro for the drybulk vessel Amalfi. The vessel Delray was sold in February 2010, whereas the vessel Toro was released as security for the loan facility and was replaced by the vessel Amalfi.

In December 2012, we reached an agreement with the lender to waive our breaches of the loan-to-value ratio covenants until December 31, 2013 as well as to defer certain installments to maturity. In exchange, we have agreed to increase the pricing under the facility as well as provide a full cash sweep up to a certain point in time. In addition, we have agreed to provide a pledge over a portion of the shares of Ocean Rig UDW owned by us, which pledge will be automatically released on December 31, 2013. We estimate that the number of shares subject to this pledge will be approximately 2,800,000. This agreement is subject to definitive documentation which is expected to be completed by the end of the first quarter of 2013.

The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments plus a balloon payment, payable together with the last installment in March 2015. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $32.9 million and $38.3 million under this loan facility, respectively.

$47.0 million secured term loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $18.0 million and  $20.0 million under this loan facility, respectively.

$90.0 million secured term loan facility, dated October 5, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessels Samatan and Galveston (ex VOC Galaxy). The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in November, 2015. On August 25, 2010, we entered into a supplemental agreement, which among other things, extended the waiver period to March 31, 2012, with respect to the loan-to-value ratio required to be maintained under the facility, which requirement was reduced during the waiver period, and increased the applicable margin of the facility during the waiver period, with a scheduled reduction to the margin thereafter.

In December 2012, we reached an agreement with the lender to waive our breaches of the loan-to-value ratio covenants until December 31, 2013 as well as to defer certain installments to maturity. In exchange, we have agreed to increase the pricing under the facility as well as provide a full cash sweep up to a certain point in time. In addition, we have agreed to provide a pledge over a portion of the shares of Ocean Rig UDW owned by us, which pledge will be automatically released on December 31, 2013. We estimate that the number of shares subject to this pledge will be approximately 4,800,000. This agreement is subject to definitive documentation which is expected to be completed by the end of the first quarter of 2013.

As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $57.0  million and $61.5 million, respectively, under this loan facility, respectively.

$35.0 million secured term loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Byron (ex Clipper Gemini). The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $17.5 million under this loan facility.

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

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $226.1 million and $286.8 million under this loan facility, respectively.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $45.5 million and $57.6 million under this loan facility, respectively.

On September 29, 2010, we executed two supplemental agreements under its senior and junior facilities. As a result of the amendments in these new supplemental agreements, the Company regained full compliance with the financial and non-financial covenants under the original facilities, as amended. The Xanadu was sold in September 2010 and its outstanding balance at that date was repaid. The Primera was sold in April 2011 and its outstanding balance at that date was repaid.

On February 9, 2012, we entered into two supplemental agreements under our senior and junior facilities to provide additional security in connection with a shortfall in the security cover ratio required to be maintained under the facilities and pledged 10,000,000 of our shares of Ocean Rig UDW as additional security under the facilities. The share pledge expired on March 31, 2012.

On September 27, 2012, we entered into two additional supplemental agreements under our senior and junior facilities to provide additional security in connection with a shortfall in the security cover ratio required to be maintained under the facilities and pledged 7,800,000 of our shares of Ocean Rig UDW as additional security under the facilities. The share pledge expires on June 30, 2013.

$70.0 million secured term loan facility, dated February 7, 2011

We entered into this facility to partially finance the construction and acquisition costs of our newbuilding Aframax tankers, Saga and Vilamoura, which were delivered on January 18, 2011 and March 23, 2011, respectively, and for financing general corporate and working capital purposes. The loan bears interest at LIBOR plus a margin and is repayable in 20 quarterly installments, with a balloon payment payable together with the last installment on February 15, 2016. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $61.8 million and $66.5 million under this loan facility, respectively.

$32.3 million secured term loan facility, dated April 20, 2011

We entered into this facility to partially finance the construction cost of our newbuilding Aframax tanker Daytona, which was delivered to us on April 29, 2011. The loan bears interest at LIBOR plus a margin and is repayable in 24 quarterly installments of $538,500, plus a balloon payment of $19.4 million payable concurrently with the last installment. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $29.1 million and $31.2 million under this loan facility, respectively.

$141.4 million secured term loan facility, dated October 26, 2011

We entered into this facility to partially finance the construction costs of the newbuilding tankers Belmar, Calida, Lipari and Petalidi. The tankers Belmar and Calida were delivered on October 7, 2011 and January 3, 2012, respectively. The loan bears interest at LIBOR plus a margin and is repayable (i) in 28 installments ranging from $32,500 to $37,500, plus a balloon payment ranging from $7.9 million to $9.5 million, payable together with the last installment, with respect to advances by all of the commercial lenders except one and (ii) in 40 installments ranging from $587,500 to $697,500 with respect to advances by one of the lenders. As of December 31, 2012 and 2011, we had outstanding borrowings in the amount of $134.1 million and $32.3 million under this loan facility, respectively. As of December 31, 2012, we had drawn the full amount under this facility.

$122.6 million secured credit facility, dated February 14, 2012

We entered into this facility to partially finance the construction costs relating to the vessel Fakarava, our newbuilding VLOC delivered to us in September, 2012, and two of our newbuilding VLOCs scheduled for delivery in the second quarter of 2013. The facility bears interest at LIBOR plus a margin and is repayable in 48 installments. The facility is secured with guarantees from Cardiff and us. We have drawn down an amount of $38 million related to the vessel Fakarava. As of December 31, 2012, we had outstanding borrowings in the amount of $37.6 million under this loan facility.

 $87.7 million secured term loan facility, dated March 19, 2012

In March 2012, we entered into an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax drybulk vessel under construction, Raraka, delivered in March, 2012, and two Capesize drybulk vessels under construction, scheduled for delivery in the second quarter of 2013. The facility, which is available in three tranches, bears interest at LIBOR plus a margin and is repayable in 32 quarterly installments plus a balloon payment payable together with the last installment. As of December 31, 2012, we have drawn down an amount of $19.1 million related to the vessel Raraka. The remaining portion of the loans, to finance the two Capesize drybulk vessels under construction, is still unsecured. As of December 31, 2012, we had outstanding borrowings amounting to $18.2 million under this facility.

$107.7 million secured loan agreement, dated October 24, 2012

In October 2012, we entered into a $107.7 million secured loan agreement to partially finance the construction costs of our two newbuilding Aframax tankers Alicante and Mareta, delivered in January 2013, and our Suezmax tanker Bordeira, delivered in January 2013.   This loan agreement, which is available in three tranches, bears interest at LIBOR plus a margin and is repayable in 24 equal, semi-annual installments. As of December 31, 2012, we had no outstanding borrowings amounts under this facility.

The credit facilities discussed above are secured by, among other things, mortgages over our vessels, assignments of shipbuilding contracts and refund guarantees, corporate guarantees and assignments of all freights, earnings, insurances and requisition compensation. The credit facilities contain covenants relating to our vessel-owning subsidiaries as borrowers under the loans, including restrictions on changes in management and ownership of the vessels, incurring additional financial indebtedness, creating or permitting to exist on their assets and changes in the general nature of our business; each without the relevant lenders' prior consent. In addition, under some of the credit facilities, the vessel-owning companies are not permitted to pay any dividends to us without the requisite lenders' prior consent. The credit facilities also contain certain financial covenants relating to our financial position, operating performance and liquidity.

On March 15, 2013, we reached an agreement with a far eastern shipyard for a $12.5 million sellers credit to the Company. This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at LIBOR plus 300 basis points per annum. We have agreed to provide a pledge of 1,602,500 shares in Ocean Rig UDW that we own, which pledge will be automatically released upon repayment of credit.

Credit Facilities relating to Our Offshore Drilling Segment

Two $562.5 million senior secured credit facilities, amended to $495.0 million each, or the Deutsche Bank credit facilities

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., majority-owned subsidiaries and the owners of our drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance the construction costs of the Ocean Rig Poseidon and the Ocean Rig Mykonos, including payment of the loan financing fees, incidental drillship costs, commitment fees, loan interest, and a portion of the second yard installments. We refer to these credit facilities as the Deutsche Bank credit facilities. Both of the credit facilities, as amended, bear interest at a rate that is in part fixed and in part based on LIBOR plus an applicable margin and are repayable in 18 semi-annual installments of $27.5 million through September 2020 or November 2020, as the case may be.

On April 27, 2011, we entered into an agreement with the lenders under the Deutsche Bank credit facilities to amend these credit facilities. As a result of this restructuring, (i) the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each credit facility; (ii) in addition to the guarantee already provided by DryShips Inc., Ocean Rig UDW provided an unlimited recourse guarantee that includes certain financial covenants as further described below; and (iii) with respect to the credit facility for the financing of the Ocean Rig Poseidon, we were permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania. On August 10, 2011, we amended the terms of the credit facility for the financing of the Ocean Rig Mykonos to allow for full drawdowns to finance the then remaining installment payments for this drillship based on the employment of the drillship under its drilling contract with Petrobras Brazil. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the contract with Petrobras Brazil. All other material terms of such credit facility were unchanged.

Each Deutsche Bank credit facility is secured by, among other things, a first priority mortgage on the relevant vessel and a reserve account pledge. In addition, we have pledged the shares of the following of our majority-owned subsidiaries as security under the Deutsche Bank credit facilities: Kithira Shareholders Inc., Drillship Kithira Owners Inc., Ocean Rig Poseidon Operations Inc., Skopelos Shareholders Inc., Drillship Skopelos Owners Inc., Ocean Rig Drilling Operations Cooperatief UA, Ocean Rig Drilling Operations B.V. and Drillships Investment Inc. Each credit facility contains a loan to value ratio requirement relating to the post-delivery market value of the relevant vessel.

Ocean Rig UDW provided an unlimited recourse guarantee under the terms of the restructuring of these credit facility agreements described above, whereby it is required to comply with certain financial covenants requiring that we maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

As noted above, these credit facility agreements are the subjects of guarantees by DryShips Inc. On May 14, 2012, Ocean Rig UDW and Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc. signed amendments with the lenders under the Deutsche Bank credit facilities to, among other things, remove the payment guarantee of DryShips Inc., subject to reinstatement as discussed below, and remove the financial covenants for DryShips Inc. and the cross-default provision relating to DryShips' outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips Inc. under one of its loan agreements for its drybulk carrier and tanker fleet will not result in a cross-default under the Deutsche Bank credit facilities that would provide the lenders thereunder with the right to accelerate Ocean Rig UDW's outstanding debt. In addition, the amendments removed the automatic prepayment mechanism under the Deutsche Bank credit facilities. Also, by the end of September 2014, Ocean Rig UDW is required to maintain an additional $57.0 million in the aggregate in the debt service reserve relating to the facilities. Furthermore, under the amended Deutsche Bank credit facilities, Ocean Rig UDW is permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided Ocean Rig UDW maintains minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that Ocean Rig UDW will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. The borrowers under the amended Deutsche Bank credit facilities are prohibited from paying dividends or making distributions to Ocean Rig UDW or effecting redemptions, repayments or reductions of share capital, except following earnings deposit dates and unless all relevant primary transfers have been made, the borrowers maintain certain minimum balances in the debt service reserve accounts and no default has occurred, is continuing or will result from the payment. Notwithstanding the foregoing, in the case of the facility for the Ocean Rig Mykonos, the borrower may pay dividends to Ocean Rig UDW upon earnings deposit dates in connection with (i) rebates of Brazilian import taxes incurred prior to May 14, 2012, (ii) the repayment of loans made by Ocean Rig UDW to the borrower in respect of certain capital expenditures and operating expenses incurred prior to May 14, 2012; and (iii) any amounts paid by Ocean Rig UDW following May 14, 2012 in respect of certain capital expenditures and operating expenses in excess of certain budgeted amounts, provided in each case all relevant primary transfers have been made. In addition, under the facility for the Ocean Rig Poseidon, the borrower and the bareboat charter under the facility are also prohibited from paying dividends or making distributions to Ocean Rig UDW or effecting redemptions, repayments or reductions of share capital other than out of funds released from the bareboat charter proceeds account during the term of the bareboat charter in respect of the contract with Petrobras Tanzania for the Ocean Rig Poseidon.

Under the terms of the amended Deutsche Bank credit facilities, in the event of a breach by Ocean Rig UDW of any of the financial covenants contained in its guarantees under the Deutsche Bank credit facilities, the unconditional and irrevocable payment guarantees of DryShips Inc. will be reinstated, pursuant to which DryShips Inc. will be obligated to pay, upon demand by the lenders, any amount outstanding under the credit facilities upon a failure by Ocean Rig UDW to pay such amount. In addition, DryShips Inc. will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips Inc. under the guarantees and that we fail to pay. The amount payable by DryShips Inc. under the guarantees will be limited to $214.0 million with respect to the facility for the Ocean Rig Poseidon and $255.0 million with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection with the payment of such amount. The guarantees will not include any financial covenants applicable to DryShips Inc. or cross-default provisions in relation to DryShips Inc.'s indebtedness for its drybulk carrier and tanker fleet. If these guarantees were to be reinstated, and subsequently were to become invalid or unenforceable for any reason, Ocean Rig UDW would potentially be required to prepay the facilities.

The loan agreements contain customary restrictive covenants, including limitations on affiliate transactions, the creation of liens on assets and restrictions on the sale, transfer or disposal of the vessels, and events of default, including non-payment of principal or interest, minimum insurance requirements, breach of covenants or material misrepresentations, bankruptcy, and change of control and impose restrictions on the payments of dividends and employment of the vessels.

Ocean Rig UDW has entered into four interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the Deutsche Bank credit facilities.

As of December 31, 2012 and 2011, the outstanding balance under the Deutsche Bank credit facilities was $907.5  million and $990.0 million, respectively.

$800.0 million secured term loan facility, dated April 15, 2011

On April 15, 2011, our majority-owned subsidiary, Drillships Holdings Inc., entered into a $800.0 million senior secured term loan agreement with Nordea Bank as agent and a syndicate of lenders to fund a portion of the construction of the drillships Ocean Rig Corcovado and the Ocean Rig Olympia. The $800.0 million senior secured term loan agreement consists of four term loans, which were all fully drawn during April 2011. Amounts outstanding under the $800.0 million senior secured term loan agreement bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $483.3 million payable together with the last installment payment.

The $800.0 million senior secured term loan agreement is secured by, among other things, first priority (i) mortgages over the Ocean Rig Corcovado and the Ocean Rig Olympia; (ii) assignments of earnings; (iii) assignments of earnings accounts; (iv) assignments of minimum reserve cash accounts; (v) assignments of insurances; and (vi) pledges of the shares of our majority-owned subsidiaries, Drillships Holdings Inc., Drillship Hydra Shareholders Inc., Drillship Hydra Owners Inc., Drillship Paros Shareholders Inc., Drillship Paros Owners Inc. and Ocean Rig Corcovado Greenland Operations Inc.

Under the $800.0 million senior secured term loan agreement, Ocean Rig UDW and certain of its subsidiaries, as guarantors, are subject to certain financial covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, the aggregate market value of the Ocean Rig Corcovado and the Ocean Rig Olympia must be greater than 140% of the total borrowings outstanding under the senior secured term loan.

On May 9, 2012, Ocean Rig UDW and Drillships Holdings Inc. signed an amendment under the $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips Inc. and remove the related covenants and remove the cross-acceleration provisions relating to DryShips Inc.'s indebtedness for its drybulk carrier and tanker fleet and Ocean Rig UDW's indebtedness under its other credit facilities. As a result of the amendment, a default by DryShips Inc. under one of its loan agreements for its drybulk carrier and tanker fleet or a default by Ocean Rig UDW under one of its other credit facilities and the acceleration of the related debt will not result in a cross-default under the $800.0 million secured term loan agreement that would provide the lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) Ocean Rig UDW is permitted to buyback its common shares; (ii) Drillships Holdings Inc. is permitted to pay dividends to Ocean Rig UDW as its shareholder; and (iii) Ocean Rig UDW is permitted to pay dividends to its shareholders of up to 50% of its net income of each previous financial year, provided in each case that Ocean Rig UDW maintains minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and maintains such level for the next 12 months following the date of the dividend payment. The amendments also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75.0 million to $50.0 million. Under the agreement, Ocean Rig UDW is required to maintain minimum free cash of $100.0 million (including the restricted cash maintained by Drillships Holdings Inc.).

Furthermore, pursuant to the terms of the $800.0 million senior secured term loan agreement, if any person or group (other than George Economou and DryShips) acquires beneficial ownership of more than 50% of Ocean Rig UDW's equity, or, if George Economou and DryShips Inc. fail to hold a 15% aggregate ordinary voting power and economic interest in Ocean Rig UDW, then all outstanding amounts under the $800.0 million senior secured term loan agreement are required to be prepaid within 60 days.

The $800.0 million senior secured term loan agreement contains other customary restrictive covenants, including limitations on affiliate transactions, the creation of liens on assets and restrictions on the sale, transfer or disposal of the vessels, and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

Ocean Rig UDW has entered into two interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the $800.0 million senior secured term loan agreement.

As of December 31, 2012 and 2011, the outstanding balance under this loan was $700.0 million and $766.7 million, respectively.

$1.35 billion syndicated term loan facility, dated February 28, 2013

On February 28, 2013, Drillships Ocean Ventures Inc., our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, respectively.  The facilities agreement is comprised of three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by The Export-Import Bank of Korea, or the Kexim Facilities.  The term loan facilities with respect to the Ocean Rig Mylos bear interest at LIBOR plus a margin and are repayable beginning in the fourth quarter of 2013 in 45 quarterly installments of an aggregate of $10.0 million through the fourth quarter of 2024.  The term loan facilities with respect to the Ocean Rig Skyros and the Ocean Rig Athena bear interest at LIBOR plus a margin and are repayable beginning in the first quarter of 2014 in 42 quarterly installments of an aggregate of approximately $10.5 million per drillship for the first 19 installment payments and $10.9 million per drillship for the final 23 installment payments through the second quarter of 2024.

The $1.35 billion secured term loan facility is secured by, among other things, a first priority mortgage over the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, a first priority pledge of the borrower's and/or the guarantors' (as the case may be) earnings accounts, a first priority assignment of all earnings and insurances of the relevant vessels, a pledge of the shares of capital stock of certain of Ocean Rig UDW's subsidiaries and guarantees from Ocean Rig UDW and certain of its subsidiaries.

Under the $1.35 secured term loan facility, Ocean Rig UDW, the borrower and certain of Ocean Rig UDW's other subsidiaries, as guarantors, are subject to certain financial covenants requiring among other things, the maintenance of (i) a minimum amount of cash and cash equivalents; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, the aggregate market value of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, following the delivery date of the first drillship, must be greater than 140% of the total borrowings outstanding under the facility.

The $1.35 billion secured term loan facility also contains other customary restrictive covenants, including restrictions on Ocean Rig UDW's ability to enter into affiliate transactions, create liens on its assets, merge or consolidate without the prior consent of the lenders, sell, lease, transfer or otherwise dispose of the collateral securing the facility other than for market value on an arm's length basis and in compliance with the terms of the facility, incur additional indebtedness or make investments.

In addition, Ocean Rig UDW may only pay dividends or make other distributions in respect of its capital stock under the $1.35 billion secured term loan facility in an amount of up to 50% of net income of each previous financial year, provided in each case that Ocean Rig UDW maintains minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment

The $1.35 billion secured term loan facility also contains customary events of default, including non-payment of principal or interest, breach of covenants or material representations and bankruptcy and imposes insurance requirements and restrictions on the employment of the mortgaged drillships. In addition, the facility contains a cross-default provision that is triggered, among other things, when any of our other financial indebtedness in an amount equal to or in excess of $25.0 million is not paid when due or is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default, pursuant to which our lenders may accelerate our indebtedness under the $1.35 billion secured term loan facility.

We have entered into 3 interest rate swap agreements to partly fix the interest rate payable on the principal amounts outstanding under the $1.35 billion secured term loan facility.

Repaid Credit Facilities

$1.04 billion revolving credit and term loan facility, dated September 17, 2008, as amended

On September 17, 2008, our majority-owned subsidiaries, Ocean Rig ASA and Ocean Rig Norway AS, entered into a revolving credit and term loan facility with a syndicate of lenders that was amended and restated on November 19, 2009, to, among other things, add Drill Rigs Holdings as a borrower. This credit facility was in the aggregate amount of approximately $1.04 billion and consisted of a guarantee facility, which provided us with a letter of credit of up to $20.0 million that was drawn, three revolving credit facilities in the amounts of $350.0 million, $250.0 million and $20.0 million, respectively, and a term loan in the amount of up to $400.0 million. Amounts outstanding under the $1.04 billion credit facility bore interest at LIBOR plus a margin and the loan was repayable in 20 quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 17, 2013.  This facility was repaid in full with a portion of the net proceeds of our offering of Senior Secured Notes in September 2012.  As of December 31, 2011, the outstanding balance under this loan agreement was $522.5 million.

Drill Rigs Holdings had entered into three interest rate swap agreements to fix the interest rate on the principal amounts outstanding under this loan agreement, which were novated to Ocean Rig UDW in connection with the closing of the 2012 Secured Bond Offering.

Cash Flows

Year ended December 31, 2012 compared to year ended December 31, 2011

Our cash and cash equivalents increased to $342.0 million as of December 31, 2012, compared to $251.1 million as of December 31, 2011, primarily due to decreased cash used in investing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $ 670.0 million as of December 31, 2012, compared to working capital surplus of $186.2 million as of December 31, 2011.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $111.7 million, or 32.0%, to $237.5 million for the year ended December 31, 2012, compared to $349.2 million for the year ended December 31, 2011. This decrease is primarily attributable to the decreased time charter rates for the drybulk carrier segment during the year ended December 31, 2012.

Net Cash Used In Investing Activities

Net cash used in investing activities was $389.9 million for the year ended December 31, 2012. The Company made payments of approximately $552.5 million for asset acquisitions, payments of yard installments and improvements. These cash outflows were partially offset by the receipt proceeds of $18.7 million in connection with the sale of Senior Unsecured Notes of Ocean Rig UDW, the net proceeds of $116.8 million from the sale of assets and $27.1 million as a result of the net decrease in minimum cash deposits required by our lenders.

Net cash used in investing activities was $1.8 billion for the year ended December 31, 2011. The Company made payments of approximately $2.30 billion for asset acquisitions, payments of yard installments and improvements, net payments of $16.6 million for the acquisition of Senior Unsecured Notes and $58.7 million for business acquisitions. These cash outflows were partially offset by the receipt of vessel sale and contract cancellation proceeds of approximately $119.1 million, vessel insurance proceeds of $58.2 million and $375.6 million as a result of the net decrease in minimum cash deposits required by our lenders.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $243.2 million for the year ended December 31, 2012, consisting mainly of the borrowings of $966.1 million under our long term credit facilities and Senior Secured Notes of Ocean Rig UDW and the net proceeds of $180.5 million in connection with the sale of common shares of Ocean Rig UDW owned by us, which were offset by $35.4 million in payments for financing costs, repayments and prepayments of $867.9 million of debt under our long-term credit facilities.

Net cash provided by financing activities was $1.3 billion for the year ended December 31, 2011, consisting mainly of the drawdown of an additional $2.6 billion under the credit facilities. This was partially offset by the repayment of $1.2 billion of debt under our long and short-term credit facilities and the $44.5 million paid for financing costs.

Year ended December 31, 2011 compared to year ended December 31, 2010

Our cash and cash equivalents decreased to $251.1 million as of December 31, 2011, compared to $391.5 million as of December 31, 2010, primarily due to increased cash used in investing activities and a decrease in cash provided by operating activities, which was partly offset by increased cash provided by financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $186.2 million as of December 31, 2011, compared to working capital surplus of $129.7 million as of December 31, 2010.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.8 billion for the year ended December 31, 2011. The Company made payments of approximately $2.30 billion for asset acquisitions, payments of yard installments and improvements, net payments of $16.6 million for the acquisition of Senior Unsecured Notes and $58.7 million for business acquisitions. These cash outflows were partially offset by the receipt of vessel sale and contract cancellation proceeds of approximately $119.1 million, vessel insurance proceeds of $58.2 million and $375.6 million as a result of the net decrease in minimum cash deposits required by our lenders.

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

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $1.3 billion for the year ended December 31, 2011, consisting mainly of the drawdown of an additional $2.6 billion under the credit facilities. This was partially offset by the repayment of $1.2 billion of debt under our long and short-term credit facilities and the $44.5 million paid for financing costs.

Net cash provided by financing activities was $902.3 million for the year ended December 31, 2010, consisting mainly of net proceeds of $341.8 million from the issuance of common shares in at-the-market offerings and share lending arrangement, the net  proceeds of $237.2 million from the issuance of the convertible senior notes and the drawdown of an additional $308.3 million under the credit facilities and the net proceeds of $488.3 of the Ocean Rig UDW Private Placement. This is partially offset by the repayment of $465.4 million of debt under our long and short-term credit facilities and the $7.9 million paid for financing costs.

C.           Research and Development, Patents and Licenses etc.

Not applicable.

D.           Trend Information

See other discussions within "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company—B. Business overview."

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)

Long-term debt (1)	$4,548,839	$1,118,005	$1,053,334	$2,020,000	$357,500
Interest and borrowing fees (2)	999,759	239,491	458,650	236,691	64,927
Shipbuilding contracts – Vessels	511,915	365,795	146,120	—	—
Shipbuilding contracts – Drillships (3)	1,566,876	1,179,776	387,100	—	—
Retirement Plan Benefits (4)	2,954	93	270	401	2,190
Operating leases (5)	5,014	2,774	1,818	422	—
Total	$7,635,357	$2,905,934	$2,047,292	$2,257,514	$424,617

(1)
As further discussed in Note 11 to our consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2012, was $4.5 billion (gross of unamortized deferred financing fees and debt discount of $162.1 million), which was used to partially finance the expansion of our fleet and for the construction of our drilling rigs. The loans bear interest at LIBOR plus a margin, except for an amount of $458.3 million from the Loan facilities which are based on a fixed rate. The amounts in the table under "Long Term Debt" do not include any projected interest payments.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2012. Note that the amount of debt related to our shipping segments has been classified as "Less than 1 year" in the contractual obligations table to be consistent with the classification of the debt as current liability within our consolidated financial statements. The debt is classified as a current liability as the debt may be called for payment by the lenders at any time.

Loan repayments as per original terms of loan agreements	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	$4,548,839	$328,683	$1,434,032	$2,295,345	$490,779

(2)
Our long-term debt outstanding as of December 31, 2012 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate ranging from 4.46% to 9.50%.

(3)	As of December 31, 2012, an amount of $879.4 million was paid to the shipyard representing the first installment for the construction cost of our seventh generation hulls under construction.

(4)
During 2012, Ocean Rig UDW had three defined plans for employees managed and funded through Norwegian life insurance companies. The pension plan covered 44 employees by the year ended 2012. Pension liabilities and pension costs are calculated based on the crucial cost method as determined by an independent third party actuary.

(5)	Ocean Rig UDW has operating leases mostly relating to premises , the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen.

G.           Safe Harbor

See the section entitled "Forward looking statements" at the beginning of this annual report.

Item 6.Directors and Senior Management

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

Name*	Age	Position
George Economou	60	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	58	Class A Director
Vassilis Karamitsanis	36	Class A Director
Evangelos Mytilinaios	63	Class B Director
George Xiradakis	48	Class B Director
Chryssoula Kandylidis	58	Class C Director
George Demathas	59	Class C Director
Ziad Nakhleh	40	Chief Financial Officer
Niki Fotiou	43	Senior Vice President Head of Accounting and Reporting
Anastasia Pavli	30	Secretary

The business address of each person listed above is the address of our principal executive offices, which are located at 74-76 V.Ipeirou Street, GR 15125, Amaroussion, Greece.

*Effective October 2, 2012, Pankaj Khanna resigned from his position as Chief Operating Officer of DryShips Inc., which he had held since March 2009.

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou has over 30 years of experience in the maritime industry and has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company's growth into one of the largest US listed drybulk company in fleet size and revenue and the third largest Panamax owner in the world. The Company subsequently invested in and developed Ocean Rig UDW Inc., an owner of drilling rigs and drillships involved in ultra deepwater drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2000, Mr. Economou has been a director and the President of AllShips Ltd. and, since 2010, he has been a member of the board of directors of Danaos Corporation. Apart from his shipping interests, Mr. Economou has also invested in real estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to our board of directors on July 29, 2009. Harry Kerames has over 22 years of experience in the transportation industry. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm's shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and OceanFreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr Kerames is the chairman of our Audit Committee.

Vassilis Karamitsanis was appointed to our board of directors on July 29, 2009. Vassilis Karamitsanis is an attorney and a founding partner of SigmaKappa Sigma Law Offices. From 2007 to 2009, Mr. Karamitsanis was the head of the legal department at Karouzos Construction & Development Group. Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants S.A. and has served as a special advisor to the Hellenic Ministry of Health & Welfare. He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law. Mr. Karamitsanis graduated from Athens College Lyceum and received his law degree from Aristotle University of Thessaloniki. He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.

George Demathas was appointed to our board of directors on July 18, 2006. Mr. Demathas was also a director of Ocean Rig ASA from 2008 to 2010. Since 2001, Mr. Demathas has been the Chief Executive Officer and a director of Stroigasitera Inc., a privately held company that finances and develops natural gas infrastructure projects in Central Asia, and since 1996, Mr. Demathas has invested in natural gas trunk pipelines in Central Asia. Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Mr. Demathas was a principal in Marketing Systems Ltd., where Mr. Demathas supplied turnkey manufacturing equipment to industries in the Former Soviet Union. Mr. Demathas has a Bachelor of Arts in Mathematics and Physics from Hamilton College in New York and an Master of Science in Electrical Engineering and Computer Science from Columbia University. He is based in Moscow and travels widely in Europe and the United States.

George Xiradakis was appointed to our board of directors in May 2006. Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions. XRTC acted as the commercial representative of international banks including the French banking groups Credit Lyonnais and NATIXIS in Greece. Mr. Xiradakis is also the advisor of various shipping companies, as well as international and state organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. In addition, Mr. Xiradakis has served on the board of directors of Paragon Shipping Inc., a company listed on the New York Stock Exchange, since 2008, and is also a member of the audit committee of Paragon Shipping Inc.  From July 2010 to August 2010, Mr. Xiradakis served on the board of directors of Ocean Rig UDW Inc., the Company's majority-owned subsidiary, and from 2008 to 2009, Mr. Xiradakis was a member of the board of directors of Aries Maritime Transport. Mr. Xiradakis has also served as President and Chairman of the board of directors of the Hellenic Real Estate Corporation and the Hellenic National Center of Port Development. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University formerly known as City of London Polytechnic in London. Mr. Xiradakis holds an MSc. in Maritime Studies from the University of Wales.

Chryssoula Kandylidis was appointed to our board of directors on March 5, 2008. Mrs. Kandylidis has also served as an advisor to the Minister of Transport and Communications in Greece for matters concerning people with special abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d' Athenes. She also holds a degree in Economics from the University of Geneva. Mrs. Kandylidis is the sister of George Economou, our Chief Executive Officer.

Evangelos Mytilinaios was appointed to our board of directors on December 19, 2008. Mr. Mytilinaios has over 20 years of experience in the shipping industry. He served as a senior executive in the Peraticos and Inlessis group of companies, which are involved in the drybulk and tanker shipping sectors. He presently heads a diversified group of companies involved in tourism and real estate development in Greece and the United Kingdom. After attending the Athens University of Economics, he started his career by joining and heading his family's aluminum production enterprise, Mytilineos Holdings S.A., one of the largest aluminum product manufacturers in Greece.

Ziad Nakhleh was appointed as our Chief Financial Officer in November 2009. Mr. Nakhleh has over 13 years of finance experience. From January, 2005 to September, 2008, he served as Treasurer and Chief Financial Officer of Aegean Marine Petroleum Network Inc., or Aegean, a publicly traded marine fuels logistics company listed on the New York Stock Exchange. From September 2008 to October 2009, Mr. Nakhleh was engaged in a consulting capacity to various companies in the shipping and marine fuels industries. Prior to his time with Aegean, Mr. Nakhleh was employed at Ernst & Young and Arthur Andersen in Athens. Mr. Nakhleh is a graduate of the University of Richmond in Virginia and is a member of the American Institute of Certified Public Accountants.

Niki Fotiou was appointed as the Company's Senior Vice President Head of Accounting and Reporting in January 2010. From July 2006 to December 2009, Ms. Fotiou served as the Group Controller of Cardiff Marine Inc. For the period from 1993 to 2006, Ms. Fotiou worked for Deloitte and for Hyatt International Trade and Tourism Hellas. Ms Fotiou is a graduate of the University of Cape Town and is a member of the Association of Chartered Certified Accountants. Ms Fotiou serves as Chief Financial Officer and corporate secretary of Allships Ltd. since 2009.

Anastasia Pavli was appointed as our corporate secretary with effect from January 1, 2012. Ms Pavli is an attorney-at-law and an associate at Deverakis Law Office in Athens, Greece. Ms. Pavli graduated from the Athens Law Faculty with an L.L.B in 2006 and completed part of her undergraduate studies at the University of Heidelberg, Germany. Ms. Pavli received an L.L.M. from University College, London, United Kingdom in 2007 and has been a member of the Piraeus Bar Association since 2008. Ms. Pavli is also the legal counsel of a company affiliated with Mr. George Economou.

B.           Compensation of Directors and Senior Management

We paid an aggregate amount of $ 5.2 million as cash compensation to our officers and executive directors for the fiscal year ended December 31, 2012. Non-executive directors received annual cash compensation for the fiscal year ended December 31, 2012 in the aggregate amount of $ 0.5 million, plus reimbursement of out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Consultancy Agreements

Agreement for the Services of our Chief Executive Officer

On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provides the services of our Chief Executive Officer. The agreement has a term of five years unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we are obligated to pay (i) annual remuneration to Fabiana in the amount of Euro 2.7 million (or $3.6 million, based on the Euro/U.S. dollar exchange rate as of December 31, 2012); and (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee of our board of directors. In addition, under the terms of the agreement, Fabiana also received 1,000,000 common shares that were awarded under our 2008 Equity Incentive Plan, as discussed below under "—Equity Incentive Plan."

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) by the company without cause; or (iv) by either party for any material breach of their respective obligations under the agreement.

On January 25, 2010, the compensation committee of our board of directors approved a bonus award to Fabiana in the form of 4,500,000 common shares for Fabiana's contribution of the services of our Chief Executive Officer during 2009, as well as for the anticipated contribution of such services during 2010, 2011 and 2012.

In addition, on January 12, 2011, the compensation committee of our board of directors approved a bonus award to Fabiana of $4 million in cash and 9,000,000 common shares for Fabiana's contribution of the services of our Chief Executive Officer during 2010. The shares shall vest over a period of eight years with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011 through 2018, respectively.

Fabiana did not receive any bonus payments in 2011or 2012.

Agreement for the Services of our Chief Financial Officer

On October 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our Chief Financial Officer, Mr. Ziad Nakhleh, as amended on February 4, 2011, for the provision of the services of our Chief Financial Officer. The agreement expires on December 31,  2013, unless extended by mutual agreement of the parties. Under the terms of the agreement, we are obligated to pay (i) an annual base salary (ii) a cash retention bonus for the contribution of the services of the Chief Financial Officer during the years 2010 and 2011; (iii) a cash retention bonus for the anticipated contribution of services of the Chief Financial Officer during the years 2011, 2012 and 2013; and (iv) additional bonus compensation as determined by the compensation committee of our board of directors.

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us without cause; or (iv) at any time by either party in the event of a material breach of obligations by the other party. In addition, upon termination within three months following a change in control, as defined in the agreement, that occurs within two years of the date of the agreement, we will be obligated to pay the consultancy fee under the balance of the agreement, which shall not be less than six months' base salary or greater than twelve months' base salary.

Agreement for the Services of our Senior Vice President, Head of Accounting

On March 5, 2010, we entered into a consultancy agreement with an entity beneficially owned by our Senior Vice President, Head of Accounting, Ms. Niki Fotiou, for the provision of the services of our Senior Vice President, Head of Accounting. We are in the process of extending the term of this agreement, which will be deemed to have expired as of December 31, 2012 unless extended. Under the terms of the agreement, we are obligated to pay (i) an annual base salary; (ii) a cash bonus; (iii) equity compensation; (iv) additional bonus compensation as determined by our Chief Financial Officer; and (v) a signing bonus.

The agreement may be terminated (i) at the end of the term, unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us without cause; or (iv) at any time by either party in the event of a material breach of obligations by the other party. In addition, upon termination within three months following a change in control, as defined in the agreement, that occurs within two years of the date of the agreement, we will be obligated to pay the consultancy fee under the balance of the agreement, which shall not be less than six months' base salary or greater than twelve months' base salary.

Agreement for the Services of our Chief Operating Officer

On March 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our former Chief Operating Officer, Mr. Pankaj Khanna, for the provision of the services of our Chief Operating Officer. Mr. Khanna resigned as our Chief Operating Officer in October 2012.  The agreement had an initial term of 34 months and was renewable for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay (i) an annual base salary; (ii) equity compensation; (iii) a cash bonus and (iv) additional cash or equity bonuses awarded in our sole discretion.

The agreement was terminated effective October 2, 2012.

Equity Incentive Plan

On January 16, 2008, the Company's board of directors approved the 2008 Equity Incentive Plan, as amended, or the Plan. Under the Plan, officers, directors, and key employees of the Company and its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates are eligible to receive, with respect to the Company's common shares, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 21,834,055 common shares have been reserved for issuance under the Plan, subject to adjustment for changes in our capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the Plan will expire after January 16, 2018, the tenth anniversary of the date the Plan was adopted. Our awards under the Plan are set forth as follows:

On March 5, 2008, we awarded 1,000,000 non-vested common shares to Fabiana. The shares vested quarterly in eight equal installments, with the first installment of 125,000 shares of common stock vesting on May 28, 2008. The fair value of the 1,000,000 common shares on the grant date amounted to $75.09 per share.

On October 2, 2008, we approved grants in the amount of 9,000 vested common shares to three of our non-executive directors. Also on October 2, 2008, we approved grants of 2,700 non-vested common shares each, or 9,000 non-vested common shares in the aggregate, to two of our non-executive directors, to be issued and to vest in the amount of 75 shares per director, or 150 shares in the aggregate, per month over a three-year period beginning on February 1, 2009 and continuing until January 1, 2012 or such other time as we may instruct. From the 9,000 non-vested common shares, 3,600 shares were forfeited during 2010. All of the non-vested common shares described above have vested. The fair value of the vested shares on the grant date was $33.59 per share.

On March 12, 2009, 70,621 non-vested common shares were granted to an executive officer of the Company. The shares vested in annual installments of 42,373 and 28,248 shares on March 1, 2010 and March 1, 2011, respectively. The fair value of each share on the grant date was $3.54.

Also on January 25, 2010, we awarded 4,500,000 non-vested common shares to Fabiana for the contribution of the services of our Chief Executive Officer during the fiscal year ended 2009 as well as for the anticipated contribution of the services of our Chief Executive Officer during the fiscal years ended 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares vesting on the award date, 1,000,000 shares vesting on each of December 31, 2010 and 2011 and 1,500,000 shares vesting on December 31, 2012. The fair value of the shares on the award date was $6.05 per share.

On March 5, 2010, 2,000 non-vested common shares and 1,000 vested common shares were granted to an executive officer of the Company under the Plan. All of the shares awarded under this grant have vested. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66.

On January 12, 2011, we awarded 9,000,000 non-vested common shares to Fabiana for the contribution of the services of our Chief Executive Officer during the fiscal year ended 2010. The shares awarded to Fabiana vest over a period of eight years, with 1,000,000 shares vesting on February 10, 2011 and 1,000,000 shares vesting annually on December 31 of 2011 through 2018. The fair value of the shares on the award date was $5.50 per share.

On February 4, 2011, we awarded 15,000 non-vested common shares to one of our executive officers, which vest on a pro rata basis over the course of three years beginning in June 2012. The fair value of the shares on the award date was $5.01 per share.

As of March 22, 2013, we had 7,231,034 common shares remaining for issuance under the Plan.

Stock options and stock appreciation rights may be granted under the Plan with a per share exercise price equal to the per share fair market value of our common shares on the date of grant, unless otherwise determined by the Plan's administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights may be exercisable at times and under conditions as determined by the Plan's administrator, but in no event will they be exercisable later than ten years from the date of grant. Awards of restricted stock, restricted stock units and phantom stock units may be granted under the Plan subject to vesting and forfeiture provisions and other terms and conditions as determined by the Plan's administrator. The Plan's administrator may grant dividend equivalents with respect to grants of restricted stock units and phantom stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the Plan), unless otherwise provided by the Plan's administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

C.           Board Practices

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. George Economou, Harry Kerames and Vassilis Karamitsanis, expires at the annual general meeting of shareholders in 2014. The term of our Class B directors, Messrs. Evangelos Mytilinaios and George Xiridakis, expires at the annual general meeting of shareholders in 2015. The term of our Class C directors, Ms. Chryssoula Kandylidis and Mr. George Demathas, expires at the annual general meeting of shareholders in 2013.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors has determined five of our directors to be independent under the rules of the NASDAQ Stock Market LLC: Messrs. Harry Kerames, Vassilis Karamitsanis, Evangelos Mytilinaios, George Xiradakis and George Demathas. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

Committees of the Board of Directors

Our board of directors has established an audit committee comprised of three independent directors: Harry Kerames, Vassilis Karamitsanis and George Xiradakis. Mr. Harry Kerames has been appointed to serve as Chairman of the audit committee. The audit committee is governed by a written charter, which has been approved by the board of directors. The board of directors has determined that all of the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act and the NASDAQ Stock Market LLC and fulfill the requirement of being financially literate and that George Xiradakis qualifies as an "audit committee financial expert" as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:

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

•	overseeing our financial reporting and internal control functions;

•	overseeing our whistleblower's process and protection; and

•	overseeing general compliance with related regulatory requirements.

  Our board of directors has established a compensation committee comprised of three independent directors, Messrs. Evangelos Mytilinaios, Harry Kerames and Vassilis Karamitsanis. Mr. Evangelos Mytilinaios has been appointed to serve as Chairman of the compensation committee. The compensation committee is responsible for determining the compensation of our executive officers.

Our board of directors has also established a nominating committee consisting of three independent directors, Messrs. George Demathas, Mr. Evangelos Mytilinaios and George Xiradakis. Mr. George Demathas has been appointed to serve as Chairman of the nominating committee. The nominating committee is responsible for identifying, evaluating and recommending to the board of directors individuals for membership on the board of directors, as well as considering nominees proposed by shareholders in accordance with our Amended and Restated Bylaws.

D.           Employees

Drybulk and Tanker Segment

As of December 31, 2012, 2011 and 2010, DryShips Inc. employed 19, 17 and four persons at its offices in Athens, Greece, respectively. As of December 31, 2012 and 2011, TMS Bulkers and TMS Tankers employed approximately 176 and 150 people in the aggregate, respectively.  TMS Bulkers and TMS Tankers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our drybulk and tanker vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. As of December 31, 2012 and 2011, approximately 176 and 150 people in the aggregate were employed by TMS Bulkers and TMS Tankers to crew the vessels in our drybulk and tanker fleets, respectively. We did not experience any material work stoppages with respect to our drybulk and tanker segments due to labor disagreements during 2012, 2011 or 2010.

Offshore Drilling Segment

As of December 31, 2012, 2011 and 2010, our wholly-owned subsidiary, Ocean Rig UDW Inc., employed 10, one and one persons, respectively. As of December 31, 2012, 2011 and 2010, the total number of employees employed by wholly-owned management subsidiaries of Ocean Rig UDW was approximately 1,374 , 1,305 and 564, respectively, of which approximately 244, 337 and 119 were full-time crew engaged through third party crewing agencies, respectively. Of the total number of employees as of December 31, 2012, 2011 and 2010, approximately 144, 162 and 160 were assigned to the Eirik Raude, approximately 154, 139 and 143 were assigned to the Leiv Eiriksson, approximately 186, 202 and 88 were assigned to the Ocean Rig Corcovado, and approximately 205, 200 and 49 were assigned to the Ocean Rig Olympia, respectively. In addition, of the total number of employees as of December 31, 2012 and 2011, approximately 202 and 214 were assigned to the Ocean Rig Poseidon and approximately 182 and 191 were assigned to the Ocean Rig Mykonos, respectively. Furthermore, as of December 31, 2012, 2011 and 2010, the newbuild drillship project team, located in South Korea and Norway, employed 44, 70 and 50 employees, respectively, while the management and staff positions at the Stavanger office consisted of 139, 110 and 59 employees, respectively. As of December 31, 2012, there were also 67 employees based at our Aberdeen, Rio de Janeiro and Jersey offices and five employees based in other locations.  As of December 31, 2011, there were 12 employees based at our Aberdeen office and five employees based in other locations and as of December 31, 2010, there were four employees based at the London office and two employees based in other locations.

The increase of employees from December 31, 2010 to December 31, 2011 and 2012 is primarily due to the general growth of our offshore drilling business.

We did not experience any material work stoppages with respect to our offshore drilling segment due to labor disagreements during 2012, 2011 or 2010.

E.           Share Ownership

For the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions."

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 22, 2013, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our executive officers, directors and key employees; and

•	all our executive officers, directors and key employees as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 22, 2013, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
George Economou (3)	60,125,177	14.8%
Harry Kerames	—	*
Vassilis Karamitsanis	—	*
Evangelos Mytilinaios	—	*
George Xiradakis	—	*
Chryssoula Kandylidis	—	*
George Demathas	—	*
Ziad Nakhleh	—	*
Niki Fotiou	—	*
Anastasia Pavli	—	*
Executive Officers, Key Employees and Directors as a Group	60,262,198	4.9%
_____________________
*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o DryShips, 74-76 V. Ipeirou Street, Amaroussion GR 151 25 Greece.
(2)	Based on 403,762,244 common shares outstanding as of March 22, 2013.
(3)
Mr. Economou may be deemed to beneficially own 10,994,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 14,500,000 of these shares through Fabiana, a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares that are issuable upon the exercise of warrants, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one of our common shares. The warrants have been issued to Sphinx Investment Corp. pursuant to a Securities Purchase Agreement dated March 6, 2010, all of which (i) are immediately exercisable at an average exercise price of $22.50 per common share, other than 500,000 warrants that are exercisable at an exercise price of $30.00 per common share; and (ii) expire on April 7, 2014. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 29,962,088 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.

As of March 21, 2013, we had 50 shareholders of record, 34 of which were located in the United States and held an aggregate of 333,246,697 of our common shares, representing 82.5% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 333,207,440 of our common shares as of March 21, 2013. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

Agreements with Cardiff, TMS Bulkers and TMS Tankers

Mr. George Economou, our Chairman, President and Chief Executive Officer, controls the Foundation, a Liechtenstein foundation that owns 100.0% of the issued and outstanding capital stock of Cardiff, TMS Bulkers' and TMS Tankers.

Management Agreements – Drybulk Vessels

Since January 1, 2011, we have outsourced all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers, a related party, pursuant to management agreements entered into for each of our operating drybulk carriers and vessels under construction. Prior to January 1, 2011, Cardiff, a company affiliated with our Chairman, President and Chief Executive Officer, Mr. George Economou, served as our technical and commercial manager pursuant to separate management agreements with each of our drybulk vessel-owning subsidiaries. Effective January 1, 2011, we entered into new management agreements with TMS Bulkers that replaced our management agreements with Cardiff, on the same terms as our management agreements with Cardiff, as a result of an internal restructuring of Cardiff for the purpose of enhancing Cardiff's efficiency and the quality of Cardiff's ship-management services.

Mr. Economou, under the guidance of our board of directors, manages our business, including our administrative functions, and we monitor TMS Bulkers' performance under the management agreements.

Management Agreements with TMS Bulkers

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $1,979 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) per vessel, per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel, we are obligated to pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us in lieu of the fixed management fee. For any additional attendance above the budgeted superintendent expenses, we are charged extra at a standard rate of Euro 500 (or $660 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 (or $2,039 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per vessel, per day.

In addition, TMS Bulkers is entitled to a chartering commission of 1.25% of all monies earned by the vessel, which survives the termination of the management agreement until the termination of the charter agreement then in effect or the termination of any other employment arranged prior to such termination. TMS Bulkers also receives a sale and purchase commission of 1.0%. Furthermore, under the management agreements, we may award TMS Bulkers an annual performance incentive fee.

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

The management agreements provide that TMS Bulkers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Bulkers, its employees or agents and in such case the liability of TMS Bulkers per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Bulkers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by TMS Bulkers to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify TMS Bulkers and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the management agreements, TMS Bulkers has the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, TMS Bulkers shall remain fully liable for the due performance of its obligations under the management agreements.

During the years ended December 31, 2012 and 2011, total charges from TMS Bulkers under the management agreements amounted to $ 33.9 million and  $33.7 million, respectively.

Management Agreements with Cardiff

From September 1, 2010 to January 1, 2011, Cardiff served as our technical and commercial manager pursuant to management agreements with the terms described under "—Management Agreements with TMS Bulkers" above. From July 1, 2008 to September 1, 2010, we paid management fees to Cardiff that varied according to type of management service provided, including chartering, technical management, accounting and financial reporting services, as described below.

Until August 31, 2010, the Company paid a management fee of Euro 607 (or $ 801 at the Euro/U.S. Dollar exchange rate as of December 31, 2012) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 (or $140 at the Euro/U.S. Dollar exchange rate as of December 31, 2012) per day, per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 (or $ 695 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.0% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under SEC rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 (or $120 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 (or $208 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per person, per day of eight hours.

Cardiff provided the Company with financial accounting services in exchange for a fee of Euro 121 (or $160 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 (or $ 347,986 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) for financial accounting services rendered by Cardiff.

Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted based on the Greek consumer price index.

During the years ended December 31, 2012, 2011 and 2010, total charges from Cardiff under the management agreements amounted to $0 million, $0 million and $29.0 million, respectively.

Management Agreements with TMS Dry

In connection with the OceanFreight acquisition, we acquired four Capesize vessels, the Robusto, Cohiba, Montecristo and Partagas, two Panamax vessels, the Topeka and the Helena, and the contracts for the construction of five newbuilding VLOCs, for which OceanFreight had contracted the technical and commercial management to TMS Dry, a related party entity majority owned by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to separate vessel management agreements between the wholly-owned, vessel-owning subsidiaries of OceanFreight and TMS Dry.

TMS Dry was engaged under separate vessel management agreements with OceanFreight's wholly-owned, vessel-owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreements were terminated for any reason other than TMS Dry's default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs in accordance with applicable collective bargaining agreements.

TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($ 1,979 based on the Euro/U.S. Dollar exchange rate at December 31, 2012). TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fees of Euro 500 ($ 660 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) per day; (iii) a commission of 1.25% on charterhire agreements; and (iv) a commission of 1.0% of the purchase price on sale or purchases of vessels in OceanFreight's fleet. Furthermore, TMS Dry was entitled to a supervision fee payable upfront for vessels under construction equal to 10.0% of the approved annual budget for supervision costs in lieu of the daily management fee.

On July 25, 2011, OceanFreight, TMS Dry and TMS Bulkers entered into an agreement providing for the termination of the management agreements with TMS Dry upon completion of the OceanFreight acquisition. Under this agreement, TMS Dry received (i) $6.6 million due to the change of control and waiver TMS Dry's contractual entitlement to seek payment of management fees for three years; and (ii) a $2.4 million commission as a result of the OceanFreight acquisition. Effective January 1, 2012, we entered into novation agreements with TMS Dry and TMS Bulkers for each of the 11 vessels we acquired in the OceanFreight acquisition, pursuant to which the management agreements were novated to TMS Bulkers on the same terms as the agreements with TMS Dry and TMS Bulkers discussed above.

Management Agreements – Drilling Units

Services Agreements

On December 1, 2010, DryShips Inc. entered into the Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which we engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for our offshore assets, including our drilling units; and (ii) identified, sourced, negotiated and arranged the sale and purchase of our offshore assets, including our drilling units. In consideration of such services, Cardiff was entitled to a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

Except as provided below, the Global Services Agreement applied to all offshore drilling contracts we entered into after December 21, 2010, as well as the drilling contract with Cairn Energy plc, or Cairn, for the Ocean Rig Corcovado, which commenced in January 2011 and was completed in November 2011, and the drilling contracts with Vanco Cote d'Ivoire Ltd. and Vanco Ghana Ltd for the Ocean Rig Olympia, which commenced in March 2011, were novated to Tullow Ghana in December 2011 and were completed in the second quarter of 2012. The Global Services Agreement did not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the drilling contract with Petrobras Oil & Gas for the Leiv Eiriksson and the replacement of the Leiv Eiriksson under the drilling contract with Petrobras Oil & Gas with the Ocean Rig Poseidon, which occurred in April 2011, the drilling contract with Cairn for the Leiv Eiriksson, which commenced in April 2011 and was completed in November 2011 and the drilling contract with Borders & Southern plc for the Leiv Eiriksson, which commenced in November 2011 and was completed in the fourth quarter of 2012.

For the years ended December 31, 2012, 2011 and 2010, total charges from Cardiff under the Global Services Agreement amounted to $ 7.2 million, $7.2 million and $0, respectively.

Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a new services agreement, or the Ocean Rig Services Agreement, with Cardiff Oil & Gas Management (to be renamed Cardiff Drilling Inc.), or Cardiff Drilling, a company controlled by our Chairman, President and Chief Executive Officer, on the same terms and conditions as the Global Services Agreement, except that under the Ocean Rig Services Agreement, Ocean Rig Management is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips Inc.

Management Agreements – Tankers

Since January 1, 2011, TMS Tankers has provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  Each management agreement provides for a management fee of Euro 1,700 (or $2,243 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per vessel, per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 (or $2,311 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per vessel, per day. In addition, TMS Tankers also received a construction supervisory fee of 10% of the budget for our tankers under construction, payable up front, in lieu of the fixed management fee while our tankers were under construction.

In addition, under the management agreements, TMS Tankers is entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1.0%. The management agreements further provide that in our discretion, we may pay TMS Tankers an annual performance incentive fee.

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

In the event that the management agreements are terminated for any reason other than a default by TMS Tankers, we will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we will be required to pay TMS Tankers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Tankers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

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

For the years ended December 31, 2012 and 2011, total charges from TMS Tankers under the management agreements amounted to $ 9.6 million and $9.4 million, respectively.

Cardiff Tankers Inc.

      Under certain charter agreements for our tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire agreements.

Pooling Arrangements

Three of our Suezmax tankers, Vilamoura, Lipari and Petalidi, operated in the Blue Fin tanker pool since their delivery to us in March 2011, April 2012 and May 2012, respectively, until the termination of our pooling agreements with Blue Fin Tankers Inc. relating to such vessels in October 2012, March 2013 and November 2012, respectively. Our Aframax tankers Saga, Daytona, and Belmar operated in Sigma tanker pool since their delivery to us in January 2011, April 2011, and October 2011 until the termination of our pooling agreements with Sigma Tankers Inc. relating to such vessels in April 2012, October 2012 and January 2013, respectively. Our Aframax tanker Calida has operated in the Sigma tanker pool since its delivery to us in January 2012. The Sigma and Blue Fin tanker pools are managed by Heidmar, a related party. Our Chairman, President Chief Executive Officer is the Chairman of the Board of Directors of Heidmar and Heidmar is 49%-owned by a company related to Mr. Economou.

Pursuant to our pooling agreements with Blue Fin Tankers Inc. for the aforementioned Suezmax vessels, we were obligated to time charter the vessels into the pool for a period of 12 months, after which the charters would automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar, as the pool manager, could request that the vessels be redelivered after giving 90 days' notice. The pool manager was entitled to receive an agency fee of $387 per day per vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3%, but in no event less than 5%, and a maximum annual increase of 8%. In addition, the pool manager was entitled to receive a commission of 1.25% of the freight or charterhire earned by the vessels on contracts or charter parties entered into by the pool during the term of the agreement. In addition, we were obligated to contribute approximately $3.8 million to the pool for the vessel's working capital. The agency fees, commissions and working capital contribution were deducted from our pool earnings.

Pursuant to our pooling agreement with Sigma Tankers Inc. for the Aframax vessel Calida, we are obligated to time charter the vessel into the pool for a period of 12 months, after which the charter would automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar, as the pool manager, may request that the vessel be redelivered after giving 90 days' notice. The pool manager is entitled to receive an agency fee of $387 per day for the vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3% and a maximum annual increase of 8%. In addition, the pool manager is entitled to receive a commission of 1.25% of the freight or charterhire earned by the vessels on contracts or charter parties entered into by the pool during the term of the agreement; provided that, in the event the pool consists of less than 20 vessels, the commission is increased to 1.50% of the freight or charterhire earned. In addition, we are obligated to contribute approximately $3.8 million to the pool for the vessel's working capital. The agency fees, commissions and working capital contribution were deducted from our pool earnings. Our pooling agreements with Sigma Tankers Inc. for our Aframax vessels Saga, Daytona, and Belmar, which terminated in April 2012, October 2012 and January 2013, respectively, contained the same terms and conditions as the pooling agreement relating to the Calida.

Office Lease

Prior to January 1, 2013, we leased office space in Athens, Greece from a son of Mr. George Economou.  Under our lease agreement with Mr. Economou's son, effective April 1, 2011, the annual rental payment was Euro 19,200 (or $ 25,332 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012), which adjusts annually for inflation increases and expires in 2016. The lease agreement was terminated as of December 31, 2012. For the years ended December 31, 2012, 2011 and 2010, $ 40,951, $23,481 and $12,246 of rental payments were incurred, respectively.

Consultancy Agreements

Vivid Finance

On September 1, 2010, we entered into a consultancy agreement, or the DryShips Consultancy Agreement, with Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The DryShips Consultancy Agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by us after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

For the years ended December 31, 2012, 2011 and 2010, total charges from Vivid Finance under the consultancy agreement amounted to $14.2  million, $6.0 million and $1.7 million, respectively.

Effective January 1, 2013, Ocean Rig Management, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement, except that under the Ocean Rig Consultancy Agreement, Ocean Rig Management is obligated to pay directly the fee of 0.20% to Vivid Finance on the total transaction amount in consideration of the services provided, whereas under the DryShips Consultancy Agreement, this fee was paid by DryShips Inc.  In connection with Ocean Rig Management's entry into the Ocean Rig Consultancy Agreement, the DryShips Consultancy Agreement was amended, effective a of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig UDW and its subsidiaries.  In essence, post-amendment, the DryShips Consultancy Agreement is in effect for our tanker and drybulk shipping segments only.

Consultancy Agreements Relating to the Provision of the Services of Certain of our Executive Officers

For a description of our consultancy agreements relating to the provision of the services of certain of our executive officers and key employees, please see "Item 6. Directors, Senior Management and Employees—B. Compensation—Consultancy Agreements."

C.           Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.           Consolidated statements and other financial information.

See "Item 18. Financial Statements."

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling businesses. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels and drilling units. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

On July 17, 2008, we entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, or Samsun, for the price of approximately $63.4 million. On January 29, 2009, we reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to us immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, we proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, we will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, we are unable to estimate the impact on our financial statements.

On March 5, 2009, a complaint against certain of our current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to us in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The plaintiff appealed and on October 5, 2011, the Supreme Court affirmed dismissal. On December 7, 2011, the plaintiff sent a letter requesting that the Company's board of directors take certain action with respect to the allegations in his former complaint. On January 5, 2012, the board of directors established a special committee consisting of five disinterested directors to investigate the plaintiff's request. The relevant investigation has been completed and the Special Committee unanimously recommended to the Company's board of directors that the plaintiff's demand letter be rejected. Following the Special Committee's recommendation, the board of directors authorized the Special Committee to respond to the plaintiff that the relevant demand had been rejected.  The Special Committee notified the plaintiff of the same on February 20, 2013.

A securities class action lawsuit captioned Khan et al. v. DryShips Inc., et al., was brought on November 25, 2011, in the United States District Court for the Eastern District of Missouri (Case No. 4:11-cv-02056). The complaint was amended on December 16, 2011. It is brought by two shareholders (purporting to represent a class of plaintiffs and seeking certification as class representatives) against us and several of our officers and directors, as well as against Deutsche Bank AG and Merrill Lynch & Co., Inc., in their capacities as underwriters of certain of our equity offerings. The amended complaint alleges violations of certain provisions of the Exchange Act and the regulations thereunder in connection with a number of publicly issued statements made by us (alleged to be false and misleading) and breaches of fiduciary duties owed to us in connection therewith. The amended complaint has not yet been served on the Company. On April 17, 2012, the District Court sua sponte ordered Plaintiffs to show cause why the amended complaint should not be dismissed for failure to serve. Plaintiffs responded and on May 10, 2012, the Court granted extended Plaintiffs' time to serve the amended complaint through November 15, 2012, which was filed on May 22, 2012. The defendants never responded to this complaint, and the Plaintiffs filed a Notice of Voluntary Dismissal, without prejudice of their claims against the Defendants on June 25, 2012. An order of dismissal was signed on July 2, 2012. The matter is deemed closed.

A securities class action captioned Rabbani et al. v. DryShips Inc., et al., was brought on January 24, 2012, in the United States District Court for the Eastern District of Missouri (Case No. 4:12-cv-00130). It is similar to the Khan action, described above. Plaintiffs again substantively purport to represent a class of shareholders and seek certification as class representatives. The complaint was served on January 23, 2012, on our registered office in Majuro, Marshall Islands. An amended complaint was filed on May 16, 2012. The defendants in June 2012 filed a Joint Memorandum in support of a motion to dismiss this lawsuit on grounds that it does not meet mandatory requirements of applicable U.S. laws. By memorandum and order dated November 6, 2012, the District Court granted defendant's motion and dismissed Plaintiffs' amended complaint.  The matter is deemed closed.

On May 3, 2010, the vessel Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel-owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Capitola entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, or an ECP. It has been agreed that our current vessel manager, TMS Bulkers, will carry out the ECP for DryShips's vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of our vessels. The court applied a fine of approximately $2.4 million part of which, amounting to approximately $2.0 million, was reimbursed by the Company to Cardiff.

Our drilling rig the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Our manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by our relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. We recorded a charge of $6.1 million during the year ended December 31, 2012, which is included in "Legal settlements and other, net" in our consolidated statements of operations included elsewhere in this annual report.

The vessels Capri, Capitola and Samatan, were on long-term time charters to KLC, pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008, or the Original Charterparties, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court, or the Seoul Court, an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into new charterparties, or New Charterparties, with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties. During 2012, the New Charterparties, were terminated on agreed terms.

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (Case No. 11-cv-7218), against OceanFreight, the Company, Ocean Rig, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleged violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint set out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. On or about January 10, 2012, the plaintiff filed a formal Notice of Voluntary Dismissal of her action on this matter. The case is closed.

Dividend Policy

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning in the fourth quarter of 2008, suspended dividends in respect of our common shares. Our dividend policy is assessed by our board of directors from time to time. The suspension of dividends allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

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

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends, if any, in the future, will also depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk, tanker or offshore drilling charter markets, our earnings would be negatively affected thus limiting our ability to pay dividends, if any, in the future. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.

B.           Significant Changes

See note 22 of "Item 18. Financial Statements."

Item 9.The Offer and Listing

Our common shares currently trade on the NASDAQ Global Select Market under the symbol "DRYS". The table below sets forth the high and low closing prices of our common shares for each of the periods indicated, as reported by the NASDAQ Global Select Market.

For the Year Ended	Low	High
December 31, 2008	$3.54	$110.74
December 31, 2009	$2.79	$16.58
December 31, 2010	$3.42	$6.77
December 31, 2011	$1.97	$5.50
December 31, 2012	$1.58	$3.74

For the Quarter Ended
March 31, 2011	$4.50	$5.50
June 30, 2011	$3.63	$5.03
September 30, 2011	$2.21	$4.31
December 31, 2011	$1.97	$2.99
March 31, 2012	$2.08	$3.74
June 30, 2012	$1.96	$3.50
September 30, 2012	$2.11	$2.63
December 31, 2012	$1.58	$2.43

For the Month Ended
September 2012	$2.20	$2.63
October 2012	$2.20	$2.43
November 2012	$1.64	$2.37
December 2012	$1.58	$1.83
January 2013	$1.64	$2.28
February 2013	$1.93	$2.30
March 1, 2013 through March 21, 2013	$1.80	$2.09

Item 10.    Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in our Registration Statement on Form F-3ASR (Registration No. 333-169235), filed with the SEC on September 7, 2010, is incorporated by reference herein, provided that as of March 22, 2013, we had 403,762,244 common shares outstanding and no shares of Series A Convertible preferred stock outstanding.

The following is a description of the material terms of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Description of Common Shares

Each of our outstanding common shares entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred shares, holders of shares of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding common shares are fully paid and non-assessable. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares that may be outstanding. Our common shares are listed on the NASDAQ Global Select Market under the symbol "DRYS."

Description of Preferred Shares

As of the date of this annual report, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000,000 have been designated as Series A Convertible Preferred Stock and 10,000,000 have been designated as Series A Participating Preferred Stock.  Currently, we have no shares of preferred stock outstanding.

Our Series A Convertible Preferred Stock that was outstanding until October 2011 accrued cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends were payable in preferred stock or cash, if cash dividends have been declared on our common shares. Such accrued dividends were payable in additional shares of preferred stock immediately prior to any conversion.

Each share of our Series A Convertible Preferred Stock was mandatorily convertible into our common shares proportionally, upon the contractual delivery of our drillships Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, at a premium of 127.5% of the original purchase price. Furthermore, each share of the Series A Convertible Preferred Stock could have been converted into our common shares at any time at the option of the holder at a conversion rate of 1.0:0.7.

Each share of Series A Convertible Preferred Stock entitled the holder to one vote on all matters submitted to a vote of our shareholders. Except as otherwise provided in the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock, or the Certificate of Designations, or by law, the holders of shares of Series A Convertible Preferred Stock and the holders of our common shares voted together as one class on all matters submitted to a vote of the Company's shareholders. Except as required by law, holders of Series A Convertible Preferred Stock had no special voting rights and their consent was not be required (except to the extent they are entitled to vote with holders of our common shares as described above) for taking any corporate action.

The Series A Convertible Preferred Stock ranked senior to all other series of our preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provided otherwise. The Series A Convertible Preferred Stock was not redeemable unless upon any liquidation, dissolution or winding up of the Company, or sale of all or substantially all of the Company's assets, in which case a one-to-one redemption takes place plus any accrued and unpaid dividends.

In connection with the delivery of our newbuilding drillships the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos¸ all of our outstanding shares of Series A Convertible Preferred Stock were converted into common shares in accordance with the terms of the Certificate of Designations.

For a more information regarding our Series A Participating Preferred Stock, see "—Stockholders Rights Agreement."

Our Articles of Incorporation and Bylaws

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws do not impose any limitations on the ownership rights of our shareholders.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. Our Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our Amended and Restated Bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. The term of our directors designated Class A directors expires at our 2014 annual meeting of shareholders. Class B directors serve for a term expiring at our 2015 annual meeting of shareholders. Directors designated as Class C directors serve for a term expiring at our 2013 annual meeting of shareholders. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Under our Amended and Restated Bylaws, no contract or transaction between the Company and one or more of our directors or officers, or between the Company and any other corporation, partnership, association or other organization of which one or more of our directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or a committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to our board or directors or the applicable committee thereof and the board or directors or such committee, as applicable, in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined under the BCA, then by unanimous vote of the disinterested directors; (ii) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to the Company's shareholders, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by our board of directors, a committee thereof or our shareholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee thereof that authorizes the contract or transaction.

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

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our Amended and Restated Articles of Incorporation, a shareholder also has the right to dissent and receive payment for the shareholder's shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our Amended and Restated Bylaws include a provision that entitles any director or officer of the Company to be indemnified by the Company upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

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

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock and 10,000,000 of these shares have been designated as Series A Participating Preferred Stock as of March 22, 2013.  As of March 22, 2013, we had no shares of preferred stock outstanding.  Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Limited Actions by Shareholders

Under the BCA and our Amended and Restated Bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or the President may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting of shareholders for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting of shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting of shareholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of January 18, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding common share. The Right will separate from the common shares and become exercisable after (1) the 10th business day after a person or group acquires ownership of 15% or more of our common shares or (2) the 10th business day (or such later date as determined by the company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of our common shares, or collectively, the Distribution Date. On the Distribution Date, each holder of a Right will be entitled to purchase for $250.00, or the Exercise Price, a fraction (1/1000th) of one share of our Series A Participating Preferred Stock, which has similar economic terms as one of our common shares. Subject to certain exceptions, if a person acquires more than 15% of our common shares, referred to as an Acquiring Person, each holder of a Right (except that Acquiring Person) will be entitled to buy at the exercise price the number of our common shares stock having a market value of twice the exercise price. In addition, any time after the date an Acquiring Person obtains more than 15% of our common shares and before that Acquiring Person acquires more than 50% of our outstanding common shares, we may exchange each right owned by all other Rights holders, in whole or in part, for one of our common shares. We may also redeem the Rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common stock.

On July 9, 2009, the Stockholders Rights Agreement was amended for the sole purpose of amending and restating the definition of Acquiring Person to exempt persons acquiring our Series A Convertible Preferred Stock and any of our common shares resulting from the conversion of any such preferred stock from the definition of Acquiring Person, subject to certain exceptions. On April 21, 2010, the Stockholders Rights Agreement was further amended for the sole purpose of further amending and restating the definition of Acquiring Person to exempt from the definition of Acquiring Persons any persons acting (i) as a broker, dealer, distributor or initial purchaser or underwriter of our securities or as a market-maker with respect to such securities or (ii) in connection with share lending agreements or similar agreements between us or any of our affiliates and such person or any of such person's affiliates or associates, subject to certain exceptions.

The Rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of March 22, 2013, no exercise of any Right had occurred.

C.           Material Contracts

We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions," and "—B. Memorandum and Articles of Association—Stockholders Rights Agreement" for a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D.           Exchange Controls

 Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

 E.           Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, or Treasury Regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this annual report. Unless otherwise noted, references to the "Company" include the Company's subsidiaries. Except as otherwise discussed herein, this discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the Treasury Regulations promulgated thereunder, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i) It is organized in a "qualified foreign country" which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code, which the Company refers to as the "Country of Organization Requirement"; and

(ii) It can satisfy any one of the following two (2) stock ownership requirements:

•
more than 50% of the Company's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or

•
the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or in a qualified foreign country, which the Company refers to as the "Publicly Traded Test".

The U.S. Treasury Department has recognized (i) the Marshall Islands, the country of incorporation of the Company and of a number of its ship-owning subsidiaries and (ii) Malta, the country of incorporation of the remaining ship-owning subsidiaries of the Company, as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the Country of Organization Requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2012 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2012 taxable year, the Company's stock was "primarily and regularly traded" on the NASDAQ Global Select Market, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2012 United States income tax returns.

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

U.S. Federal Taxation of Our Other Income

In addition to our shipping operations, we provide drilling services to third parties on the United States Outer Continental Shelf through our indirect majority-owned subsidiary, Ocean Rig USA LLC. Ocean Rig USA LLC is engaged in a trade or business in the United States. Therefore, Ocean Rig USA LLC is subject to U.S. federal income tax on a net basis on its taxable income. The amount of such taxable income and such U.S. federal income tax liability will vary depending upon the level of Ocean Rig USA LLC's operations in the United States in any given taxable year. Distributions from Ocean Rig USA LLC to our subsidiary that owns the interests in Ocean Rig USA LLC may be subject to U.S. federal withholding tax at a 30% rate.

U.S. Federal Income Taxation of Holders

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor regarding the U.S. federal income tax consequences of owning an interest in a partnership that holds our common shares.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, its Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the Company's common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any "extraordinary dividend", which is generally a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in one of our common shares. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as long-term capital gain on loss. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to elect to mark-to-market our common shares, which election we refer to as a "Mark-to-Market Election."

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as a "U.S. Electing Holder," the U.S. Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the U.S. Electing Holder, regardless of whether or not distributions were received from us by the U.S. Electing Holder. The U.S. Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. A U.S. Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a Mark-to-Market Election for that year, whom we refer to as a "Non-Electing U.S. Holder," would be subject to special rules with respect to (1) any excess distribution (e.g., the portion of any distributions received by the Non-Electing U.S. Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing U.S. Holder who is an individual dies while owning our common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	ails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells the our common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Turkey, Angola, Cyprus, Korea, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Greenland, Equatorial Guinea or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

 Not applicable.

H.           Documents on Display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website: http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.           Subsidiary Information

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Our Risk Management Policy

Our primary market risks relate to adverse movements in the charterhire rates for our drybulk and tanker fleet and dayrates for our offshore drilling fleet and any declines that may occur in the value of our assets, which consist primarily of our drybulk and tanker vessels and drilling units. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, charter rates and dayrates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to these risks. In regard to charter rates, dayrates and bunker prices, as our employment policy for our vessels and drilling units has been, and is expected to continue to be, with a high percentage of our fleet on periodic employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

We regularly review the strategic decision with respect to the appropriate ratio of spot charter revenues to fixed-rate charter revenues taking into account its expectations about spot and time charter forward rates. Decisions to modify fixed-rate coverage are implemented in either the physical markets through changes in time charters or in the FFA markets, thus managing the desired strategic position while maintaining flexibility of ship availability to customers. We enter into FFAs with an objective of economically hedging risk seeking to reduce its exposure to changes in the spot market rates earned by some of its vessels in the normal course of our shipping business. None of these FFAs qualify as cash flow hedges for accounting purposes. FFAs are executed mainly through the London Clearing House, or LCH. LCH requires the posting of collateral by all participants. The use of a clearing house reduces the Company's exposure to counterparty credit risk.

Under the terms of our loan agreements, we are required to maintain compliance with minimum valuation covenants in regard to the vessels and drillships that are mortgaged to those banks. As such, in order to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels and drilling units from two international sale and purchase brokers to determine the ongoing market value of our fleet. These valuations are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in our books.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The international shipping and offshore drilling industries are capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. We manage this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments are major financial institutions, which helps us to manage our exposure to nonperformance of our counterparties under our debt agreements.

As of December 31, 2012, we had a total of 43 interest rate swap, cap and floor agreements, maturing from March 2013 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, net loss and cash outflows in the current year by approximately $45.5 million based upon our debt level at December 31, 2012. A 1.0% increase in LIBOR, with all other variables held constant, would have increased our interest and finance costs, and loss for the year ended December 31, 2012 from $210.1 million to $255.6 million based upon our debt level at December 31, 2012.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our drilling contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and a portion of our revenue under our drilling contract with Repsol for our seventh generation drillship scheduled to be delivered in July 2013 will be, receivable in Brazilian Real.  In addition, for the year ended December 31, 2012, we incurred approximately 61% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2011, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in a decrease of $3.9 million in our profits before taxes for the year ended December 31, 2012.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2012, we did not have any open foreign currency forward exchange contracts.

Item 12.    Description of Securities Other than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depository shares

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Breach of Financial Covenants under Secured Credit Facilities."

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

We have adopted a Stockholders Rights Agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us 1/1,000 of a share of our Series A Participating Preferred Stock or additional amounts of our common shares if any third party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors.  See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement."

Item 15.Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

(b) Management's Annual Report on Internal Control Over Financial Reporting

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

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, as of December 31, 2012.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2012, based on the framework established in Internal Control—Integrated Framework issued by COSO. Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting is effective as of December 31, 2012.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2012, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial  reporting that have accrued during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. George Xiradakis, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," a member of our audit committee, qualifies as an "audit committee financial expert" as that term is defined under SEC regulations. Our board of directors has also determined that Mr. Xiradakis is independent under SEC Rule 10A-3 of the Exchange Act and the independence rules of the NASDAQ Stock Market LLC.

Item 16B.Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. A copy of our code of ethics is posted in the "Investor Relations" section of the Dryships Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 74-76 V. Iperiou Street, 151 25 Amaroussion, Greece. No substantive amendments to our code of ethics were made during the fiscal year ended December 31, 2012, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 2012.

Item 16C.      Principal Accountant Fees and Services

Audit Fees

The table below sets forth the total fees for the services performed by our Independent Auditors. The table below also identifies these amounts by category of services.

(U.S. Dollars in Thousands)	2011	2012
Audit fees	$2,665	$1,866
Audit related fees	—	—
Tax fees	75	178
All other fees	—	—
Total fees	$2,740	$2,044

Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. There were no audit-related or other fees billed in 2012 and 2011.

All audit and non-audit services provided by the Independent Auditors were pre-approved by our audit committee. Our audit committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.       Changes in Registrant's Certifying Accountant

None.

Item 16G.       Corporate Governance

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, we are subject to less stringent corporate governance requirements than U.S.-domiciled companies. Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance requirements. The practices we intend to follow in lieu of NASDAQ's corporate governance rules are:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans.

•	Our board of directors will not hold regularly scheduled meetings at which only independent directors are present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Amended and Restated Bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Amended and Restated Bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

Item 16H.       Mine Safety Disclosure

Not applicable.

PART III.

Item 17.          Financial Statements

See "Item 18. Financial Statements."

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

Item 19.         Exhibits

1.1
Articles of Amendment to Articles of Incorporation of DryShips Inc., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

1.2
Amended and Restated Bylaws of DryShips Inc., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 of DryShips Inc. (File No. 333-169235), filed with the SEC on September 7, 2010.

1.3
Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended
December 31, 2010, filed with the SEC on April 15, 2011.

2.1
Form of Common Share Certificate, incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

2.2	Form of Global Note, incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

2.3
Indenture dated November 17, 2009, incorporated by reference to Exhibit 4.7 to the Post-effective Amendment to the Registration Statement on Form F-3 of DryShips Inc. (File No. 333-146540), filed with the SEC on November 17, 2009.

2.4
First Supplemental Indenture, dated November 25, 2009, to the Indenture dated November 17, 2009, incorporated by reference to Exhibit 3 to the Report on Form 6-K of DryShips Inc., filed with the SEC on November 25, 2009.

2.5
Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011, incorporated by reference to Exhibit 10.40 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

2.6
Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.7
Supplemental Indenture, dated as of January 23, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.8
Second Supplemental Indenture, dated as of January 30, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as supplemented by a supplemental indenture, dated as of January 23, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.9
Third Supplemental Indenture, dated as of March 15, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as supplemented by a supplemental indenture, dated as of January 23, 2013, and a second supplemental indenture dated as of January 30, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.7 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.1
Stockholders Rights Agreement, dated January 18, 2008, by and between DryShips Inc. and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

4.2
Amendment No. 1, dated as July 9, 2009, to Stockholders Rights Agreement, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on July 15, 2009.

4.3
Amendment No. 2, dated as of April 21, 2010, to Stockholders Rights Agreement, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on April 27, 2010.

4.4
Amended and Restated 2008 Equity Incentive Plan of DryShips Inc., incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.5
Loan Agreement, dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger, Lead Bookrunner and Joint Underwriter, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner and Joint Underwriter, relating to a term loan and short-term credit facilities of up to $518,750,000, or the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2005, filed with the SEC on April 21, 2006.

4.6
Loan Agreement, dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger and Lead Bookrunner, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner, relating to a term loan and short-term credit facilities of up to$110,000,000, or the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended
December 31, 2005, filed with the SEC on April 21, 2006.

4.7
Supplemental Letter, dated May 15, 2006, to the HSH Nordbank Senior Loan Agreement and the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.8
Supplemental Agreement, dated November 29, 2006, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.9
Supplemental Agreement, dated November 29, 2006, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.10
Amending and Restating Agreement, dated May 23, 2007, relating to the HSH Nordbank Senior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006, incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.11
Amending and Restating Agreement, dated May 23, 2007, relating to the HSH Nordbank Junior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006, incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.12
Supplemental Agreement, dated February 27, 2008, to the HSH Nordbank Senior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006 and as further amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.13
Supplemental Agreement, dated February 27, 2008, to the HSH Nordbank Junior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006 and as further amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.14
Supplemental Letter, dated April 23, 2008, to the HSH Nordbank Senior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006, a supplemental agreement dated November 29, 2006 and a supplemental agreement dated February 27, 2008 and as amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.15
Supplemental Letter, dated April 23, 2008, to the HSH Nordbank Junior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006, a supplemental agreement dated November 29, 2006 and a supplemental agreement dated February 27, 2008 and as amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.16
Supplemental Agreement, dated November 17, 2009, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.17
Supplemental Agreement, dated November 17, 2009, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.18
Supplemental Letter, dated September 29, 2010, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 1 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.19
Supplemental Letter, dated September 29, 2010, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 2 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.20
Supplemental Letter, dated February 9, 2012, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.21
Supplemental Letter, dated February 9, 2012, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.22
Pledge and Security Agreement, dated as of February 9, 2012, made by DryShips Inc. to HSH Nordbank AG, incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.23
Uncertificated Securities Control Agreement, dated as of February 9, 2012, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.24	Supplemental Letter, dated September 27, 2012, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time.

4.25	Supplemental Letter, dated September 27, 2012, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time.
4.26	Pledge and Security Agreement, dated as of September 27, 2012, made by DryShips Inc. to HSH Nordbank AG.

4.27	Uncertificated Securities Control Agreement, dated as of September 27, 2012, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc.

4.28
Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.29
Waiver Letter, dated December 11, 2009, to a Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.30
First Supplemental Agreement, dated February 25, 2010, to a Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, incorporated by reference to Exhibit 2 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.31
Waiver Letter, dated May 19, 2010, to a Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended, incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.32
Waiver Letter, dated September 22, 2010, to a Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended, incorporated by reference to Exhibit 1 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.33
Waiver Letter, dated September 6, 2011, to a Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended, incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.34
Second Supplemental Agreement, dated November 10, 2011, to a Loan Agreement, dated October 2, 2007, by and between Ioli Owning Company Limited and Deutsche Schiffsbank Aktiengesellschaft relating to a secured loan of up to $35,000,000, as amended and supplemented by a First Supplemental Agreement dated February 25, 2010, incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.35
Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.36
Waiver Letter, dated April 15, 2009, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.37
First Supplemental Agreement, dated July 30, 2009, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.38
Second Supplemental Agreement, dated August 25, 2010, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, as amended and supplemented by a supplemental agreement dated July 30, 2009, incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.39
Supplemental Letter, dated September 16, 2011, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, as amended and supplemented, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.40
Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.41
Waiver Letter, dated February 25, 2009, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.42
Waiver Letter, dated November, 11, 2009, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.43
Waiver Letter, dated February 24, 2010, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.44
Supplemental Agreement, dated April 15, 2010, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.45
Second Supplemental Agreement, dated January 27, 2011, relating to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, as amended and supplemented by a first supplemental agreement dated April 15, 2010, incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.46
Supplemental Letter, dated June 29, 2011, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, as amended and supplemented by a first supplemental agreement dated April 15, 2010 and as further amended and supplemented by a second supplemental agreement dated January 27, 2011, incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.47
Loan Agreement, dated December 4, 2007, by and among Team-Up Owning Company Limited and Orpheus Owning Company Limited, as Borrowers, the banks and financial institutions listed therein, as Banks, and DnB NOR Bank ASA, as Arranger, Agent, Security Agent and Account Bank, relating to a loan of up to $101,150,000, incorporated by reference to Exhibit 4.12 to the Annual Report on from 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.48
Waiver Letter, dated May 19, 2010, to a Loan Agreement, dated December 4, 2007, by and among Team-Up Owning Company Limited and Orpheus Owning Company Limited, as Borrowers, the banks and financial institutions listed therein, as Banks, and DnB NOR Bank ASA, as Arranger, Agent, Security Agent and Account Bank, relating to a loan of up to $101,150,000, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.49
Supplemental Agreement, dated June 11, 2009, to a Loan Agreement, dated December 4, 2007, by and among Team-Up Owning Company Limited and Orpheus Owning Company Limited, as Borrowers, the banks and financial institutions listed therein, as Banks, and DnB NOR Bank ASA, as Arranger, Agent, Security Agent and Account Bank, relating to a loan of up to $101,150,000, incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.50
Second Supplemental Agreement, dated January 26, 2011, to a Loan Agreement, dated December 4, 2007, by and among Team-Up Owning Company Limited and Orpheus Owning Company Limited, as Borrowers, the banks and financial institutions listed therein, as Banks, and DnB NOR Bank ASA, as Arranger, Agent, Security Agent and Account Bank, relating to a loan of up to $101,150,000, as amended and supplemented by a first supplemental agreement dated 11 June 2009, incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.51
Supplemental Letter, dated September 23, 2011, to a Loan Agreement, dated December 4, 2007, by and among Team-Up Owning Company Limited and Orpheus Owning Company Limited, as Borrowers, the banks and financial institutions listed therein, as Banks, and DnB NOR Bank ASA, as Arranger, Agent, Security Agent and Account Bank, relating to a loan of up to $101,150,000, as amended and supplemented by a first supplemental agreement dated 11 June 2009 and as further amended and supplemented by a second supplemental agreement dated 26 January 2011, incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.52
Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.53
First Supplemental Agreement, dated December 12, 2008, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.54
Waiver Letter, dated April 15, 2009, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008, incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.55
Second Supplemental Agreement, dated July 30, 2009, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008, incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.56
Waiver Letter, dated November 27, 2009, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008 and a second supplemental agreement dated July 30, 2009, incorporated by reference to Exhibit 4.49 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.57
Amending and Restating Loan Agreement, dated January 25, 2010, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008 and a second supplemental agreement dated July 30, 2009, incorporated by reference to Exhibit 4.50 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.58
Amended and Restated Loan Agreement, dated August 25, 2010, relating to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010 and as further amended and restated on August 25, 2010, incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.59
Amended and Restated Loan Agreement, dated November 29, 2010, relating to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010, August 25, 2010 and November 29, 2010, incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.60
Supplemental Letter, dated September 16, 2011, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as novated, amended and restated, incorporated by reference to Exhibit 4.56 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.61
Loan Agreement, dated May 5, 2008, by and among Dalian Star Owners Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, Dresdner Bank AG in Hamburg, as Agent and Security Trustee, and Dresdner Bank AG in Hamburg and West LB AG, as Swap Banks and Joint Arrangers, relating to a term loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.62
Waiver Letter, dated October 22, 2009, to a Loan Agreement, dated May 5, 2008, by and between Dalian Star Owners Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, Dresdner Bank AG in Hamburg, as Agent and Security Trustee, and Dresdner Bank AG in Hamburg and West LB AG, as Swap Banks and Joint Arrangers, relating to a term loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.63
Supplemental Agreement, dated May 10, 2010, to a Loan Agreement, dated May 5, 2008, by and among Dalian Star Owners Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, Dresdner Bank AG in Hamburg, as Agent and Security Trustee, and Dresdner Bank AG in Hamburg and West LB AG, as Swap Banks and Joint Arrangers, relating to a term loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.64
Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.65
Waiver Letter, dated December 11, 2009, to a Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.66
First Supplemental Agreement, dated February 25, 2010, to a Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.67
Waiver Letter, dated May 19, 2010, to a Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, as amended, incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.68
Waiver Letter, dated September 22, 2010, to a Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, as amended, incorporated by reference to Exhibit 1 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.69
Waiver Letter, dated September 6, 2011, to a Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, as amended, incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.70
Second Supplemental Agreement, dated November 10, 2011, to a Loan Agreement, dated May 13, 2008, by and among Ionian Traders Inc. and Norwalk Star Owners Inc., as Borrowers, Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG and others, as Lenders, Deutsche Schiffsbank Aktiengesellschaft, as Agent and Security Agent, and Deutsche Schiffsbank Aktiengesellschaft and Bayerische Hypo-Und Vereinsbank AG, as Swap Providers, relating to a secured loan of $125,000,000, as amended and supplemented by a First Supplemental Agreement dated February 25, 2010, incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.71
Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.72
Waiver Letter, dated July 22, 2009, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.73
First Supplemental Agreement, dated October 8, 2009, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.74
Waiver Letter, dated November 23, 2009, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as amended, incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.75
Amending and Restating Loan Agreement, dated January 18, 2010, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as supplemented and amended by a first supplemental agreement dated October 8, 2009, incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.76
Supplemental Letter, dated June 10, 2010, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as amended and supplemented by a supplemental agreement dated October 8, 2009 and as amended and restated by an amending and restating agreement dated January 18, 2010, incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.77
Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.78
Waiver Letter, dated July 24, 2009, to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.79
Supplemental Agreement, dated October 12, 2009, to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, incorporated by reference to Exhibit 4.48 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.80
Supplemental Letter, dated February 8, 2010, to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, as amended and supplemented by a supplemental agreement dated October 12, 2009, incorporated by reference to Exhibit 4.71 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.81
Supplemental Agreement, dated September 9, 2011, in relation to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, as amended and supplemented by a supplemental agreement dated October 12, 2009 and two supplemental letters dated July 24, 2009 and February 8, 2010, incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.82
Supplemental Agreement, dated January 4, 2012, in relation to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, as amended and supplemented by two supplemental agreements dated October 12, 2009 and September 9, 2011 and two supplemental letters dated July 24, 2009 and February 8, 2010, incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.83
Fourth Supplemental Agreement, dated August 31, 2012, in relation to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, as amended and supplemented by three supplemental agreements dated October 12, 2009, September 9, 2011 and January 4, 2012 and two supplemental letters dated July 24, 2009 and February 8, 2010.

4.84
Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, the various financial institutions listed therein, as Lenders, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 10.6 to the Post-Effective Amendment to the Registration Statement on Form F-3ASR of DryShips Inc. (File No. 333-146540), filed with the SEC on October 20, 2008.

4.85
Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, the various financial institutions listed therein, as Lenders, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 10.7 to the Post-Effective Amendment to the Registration Statement on Form F-3ASR of DryShips Inc. (File No. 333-146540), filed with the SEC on October 20, 2008.

4.86
Supplemental Agreement, dated September 17, 2008, by and between Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.87
Supplemental Agreement, dated September 17, 2008, relating to a Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.88
Supplemental Agreement No. 2, dated December 18, 2008, by and between Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by a Supplemental Agreement dated September 17, 2008, incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.89
Supplemental Agreement No. 2, dated December 18, 2008, relating to a Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by a Supplemental Agreement dated September 17, 2008, incorporated by reference to Exhibit 4.54 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.90
Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Skopelos Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.91
Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Kithira Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.92
Facility Agent's and Security Trustee's Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Skopelos Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 310, 2010, filed with the SEC on April 15, 2011.

4.93
Facility Agent's and Security Trustee's Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Kithira Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.94
Supplemental Agreement No. 3, dated January 29, 2010, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to $562,500,000 Credit Facility Agreement as amended and supplemented by a Supplemental Agreement dated September 17, 2008 and a Supplemental Agreement No. 2 dated December 18, 2008, incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.95
Supplemental Agreement No. 3, dated January 29, 2010, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to $562,500,000 Credit Facility Agreement as amended and supplemented by a Supplemental Agreement dated September 17, 2008 and a Supplemental Agreement No. 2 dated December 18, 2008, incorporated by reference to Exhibit 4.56 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.96
Facility Agent's Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008, the supplemental agreement no. 2 dated December 18, 2008 and the supplemental agreement no. 3 dated January 29, 2010, by and between (among others) Drillship Skopelos Owners Inc., as Owner, certain Lenders referred to therein, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.97
Facility Agent's Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008, the supplemental agreement no. 2 dated December 18, 2008 and the supplemental agreement no. 3 dated January 29, 2010, by and between (among others) Drillship Kithira Owners Inc., as Owner, certain Lenders referred to therein, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.98
Amendment and Restatement Agreement to the Credit Agreement, dated April 27, 2011, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of the various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.32 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.99
Amendment and Restatement Agreement to the Credit Agreement, dated April 27, 2011, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of the various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.33 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.100
Amendment Agreement to the Credit Agreement, dated August 10, 2011, by and among Drillship Skopelos Owners Inc., as Owner, DryShips Inc., as Sponsor and Ocean Rig UDW Inc., as Ocean Rig guarantor, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.34 to the Registration Statement on Form F-4/A of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 17, 2011.

4.101
Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent, various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.34 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.102
Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent, various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.35 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.103
Ocean Rig Guarantee, dated April 27, 2011, between Ocean Rig UDW Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.36 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.104
Ocean Rig Guarantee, dated April 27, 2011, between Ocean Rig UDW Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.37 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.105
Credit Facility Agreement, dated July 18, 2008, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012, incorporated by reference to exhibit 4.31 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.106
Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012, incorporated by reference to exhibit 4.32 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.107
Sponsor Guarantee, dated May 14, 2012, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 4.33 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.108
Sponsor Guarantee, dated May 14, 2012, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 4.34 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.109
Deed of Release and Amendment, dated May 14, 2012, by and among Drillship Skopelos Owners Inc., as Owner, Ocean Rig Drilling Operations B.V., as Bareboat Charterer, DryShips Inc., as Sponsor, Ocean Rig UDW Inc., Drillships Investment Inc., Skopelos Shareholders Inc., Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent on behalf of various financial institutions as Lenders, Deutsche Bank AG Filiale Deutschlandgescharft, as Security Trustee, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, and Deutsche Bank AG, London Branch, as Account Bank, incorporated by reference to exhibit 4.35 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.110
Deed of Release and Amendment, dated May 14, 2012, by and among Drillship Kithira Owners Inc., as Owner, Ocean Rig Poseidon Operations Inc., as Bareboat Charterer, DryShips Inc., as Sponsor, Ocean Rig UDW Inc., Drillships Investment Inc., Kithira Shareholders Inc., Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent on behalf of various financial institutions as Lenders, Deutsche Bank AG Filiale Deutschlandgescharft, as Security Trustee, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, and Deutsche Bank AG, London Branch, as Account Bank, incorporated by reference to exhibit 4.36 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.111
Addendum No. 2, dated May 18, 2012, to an Amended and Restated Guarantee, Revolving Credit and Term Loan Facility Agreement, dated November 19, 2009, by and among Ocean Rig ASA, Ocean Rig Norway AS and Drill Rigs Holdings Inc., as borrowers, the guarantors listed therein, as original guarantors, the financial institutions listed therein, as banks, DNB Bank ASA, as guarantee bank, DNB Bank ASA, as mandated lead arranger and bookrunner, HSH Nordbank AG, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB (Publ), as mandated lead arrangers, and DNB Bank ASA, as agent, for $1,040,000,000, incorporated by reference to exhibit 4.9 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.112
Loan Agreement, dated February 7, 2011, by and among Olympian Zeus Owners Inc. and Olympian Apollo Owners Inc., as joint and several Borrowers, the banks and financial institutions set forth therein, Nordea Bank Finland, plc, London Branch, as Arranger, Agent, Security Agent and Account Bank, and Nordea Bank Finland plc, as Swap Provider, relating to a term loan of up to $70,000,000, incorporated by reference to Exhibit 4.119 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.113
Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc.  (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.114
Amendment Agreement, dated May 9, 2012, to the Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 4.8 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.115
Loan Agreement, dated October 26, 2011, by and among Olympian Ares Owners Inc., Olympian Artemis Owners Inc., Olympian Demeter Owners Inc. and Olympian Poseidon Owners Inc., as joint and several Borrowers, ABN AMRO Bank N.V. and The Export-Import Bank of Korea, as joint Arrangers, ABN AMRO Bank N.V., as Facility Agent, Security Trustee, Account Bank and Swap Provider, The Export-Import Bank of Korea, as loan provider, and the banks and financial institutions listed therein, as Commercial Lenders, relating to a loan of $141,350,000, incorporated by reference to Exhibit 4.105 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.116
Loan Agreement, dated February 14, 2012, for a loan of up to $122,580,000, by and among Oceanview Owners Limited, Oceansurf Owners Limited and Oceancentury Owners Limited, as joint and several Borrowers, arranged by China Development Bank Corporation, as Mandated Lead Arranger and Bank of China, as Coordinating Mandated Lead Arranger, with China Development Bank Corporation and Bank of China Limited, as Original Lenders, with China Development Bank Corporation, as Facility Agent, and China Development Bank Corporation, as Security Agent, incorporated by reference to Exhibit 4.106 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.117
Commitment Letter, dated February 13, 2012, by and between the Company and HSH Nordbank AG relating to a term loan facility of up to $87,653,740, incorporated by reference to Exhibit 4.107 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.118
Loan Agreement, dated March 19, 2012, by and among Amathus Owning Company Limited, Symi Owners Inc. and Kalymnos Owners Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a loan facility of up to $87,653,740.

4.119
Amended and Restated Loan Agreement, dated February 12, 2008, by and among OceanFreight Inc., as Borrower, the subsidiaries of OceanFreight Inc. listed therein, as Joint and Several Guarantors, the banks and financial institutions listed therein, as Lenders, Nordea Bank Norge ASA, acting through its Grand Cayman branch, as Lead Arranger and Bookrunner, Nordea Bank Finland plc, acting through its New York branch, as Administrative Agent and Security Trustee, Bank of Scotland plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB, as Co-Arrangers, and Nordea Bank Finland plc, acting through its New York branch, as Swap Bank, relating to a $325,000,000 senior secured credit facility and a $125,000,000 secured term loan facility, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F of OceanFreight Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 7, 2008.

4.120
First Amendatory Agreement to an Amended and Restated Loan Agreement, dated February 12, 2008, by and among OceanFreight Inc., as Borrower, the subsidiaries of OceanFreight Inc. listed therein, as Joint and Several Guarantors, the banks and financial institutions listed therein, as Lenders, Nordea Bank Norge ASA, acting through its Grand Cayman branch, as Lead Arranger and Bookrunner, Nordea Bank Finland plc, acting through its New York branch, as Administrative Agent and Security Trustee, Bank of Scotland plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB, as Co-Arrangers, and Nordea Bank Finland plc, acting through its New York branch, as Swap Bank, relating to a $325,000,000 senior secured credit facility and a $125,000,000 secured term loan facility, incorporated by reference to Exhibit 4.9 of the Report on Form 6-K of OceanFreight Inc., filed with the SEC on February 2, 2009.

4.121
Second Amendatory Agreement, dated August 8, 2011, amending and supplementing the Amended and Restated Loan Agreement, dated February 12, 2008, by and among OceanFreight Inc., as Borrower, the subsidiaries of OceanFreight Inc. listed therein, as Joint and Several Guarantors, the banks and financial institutions listed therein, as Lenders, Nordea Bank Norge ASA, acting through its Grand Cayman branch, as Lead Arranger and Bookrunner, Nordea Bank Finland plc, acting through its New York branch, as Administrative Agent and Security Trustee, Bank of Scotland plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB, as Co-Arrangers, and Nordea Bank Finland plc, acting through its New York branch, as Swap Bank, as amended by a First Amendatory Agreement dated January 9, 2009, incorporated by reference to Exhibit 4.110 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.122
Guarantee, dated August 23, 2011, by DryShips Inc., as Guarantor, in favor of Nordea Bank Finland PLC, New York Branch, as Security Trustee, incorporated by reference to Exhibit 4.111 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.123
Loan Agreement, dated April 20, 2011, by and between Olympian Hera Owners Inc., as Borrower, the banks and financial institutions set out therein, as Banks, and DVB Bank SE, as Arranger, Agent and Security Agent, relating to a term loan of up to $32,312,500, incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.124
Supplemental Agreement, dated July 31, 2012, to a Loan Agreement, dated April 20, 2011, by and between Olympian Hera Owners Inc., as Borrower, the banks and financial institutions set out therein, as Banks, and DVB Bank SE, as Arranger, Agent and Security Agent, relating to a term loan of up to $32,312,500.

4.125
Loan Agreement, dated October 24, 2012, by and among Olympian Athena Owners Inc., Olympian Aphrodite Owners Inc. and Olympian Dionysus Owners Inc., as joint and several borrowers, ABN AMRO Bank N.V. and The Korea Development Bank, as joint mandated Arrangers, ABN AMRO Bank N.V., as Facility Agent, Security Trustee, Account Bank, Swap Provider and K-sure Agent, and the banks and financial institutions listed therein, as Lenders, relating to a $107,668,750 loan.

4.126
Share Lending Agreement, dated November 19, 2009, between DryShips Inc. and Deutsche Bank AG, London Branch, incorporated by reference to Exhibit 4 to the Report on Form 6-K of DryShips Inc., filed with the SEC on November 25, 2009.

4.127
Share Lending Agreement, dated April 21, 2010, by and between DryShips Inc. and Deutsche Bank AG, London Branch, incorporated by reference to Exhibit 3 to the Report on Form 6-K of DryShips Inc., filed with the SEC on April 27, 2010.

4.128
Form of Vessel Management Agreement, dated January 1, 2011 with TMS Bulkers Ltd., incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.129
Form of Vessel Management Agreement, dated December 28, 2010 with TMS Tankers Ltd., incorporated by reference to Exhibit 4.113 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.130
Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Inc., incorporated by reference Exhibit 2 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 7, 2010, incorporated by reference to Exhibit 4.114 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.131
Addendum No. 1, dated January 1, 2013, to the Consultancy Agreement, dated September 1, 2010, by and between the Company and Vivid Finance Inc., incorporated by reference to exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.132
Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc., incorporated by reference to Exhibit, incorporated by reference to Exhibit 4.115 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.133
Termination Agreement, dated January 1, 2013, by and between DryShips Inc. and Cardiff Marine Inc., relating to the Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc., incorporated by reference to exhibit 4.38 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.134
Drillship Master Agreement, dated November 22, 2010, by and between DryShips Inc. and Samsung Heavy Industries Co., Ltd., incorporated by reference to Exhibit 4.116 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.135
Novation Agreement, dated December 30, 2010, by and between DryShips Inc., Ocean Rig UDW Inc. and Samsung Heavy Industries Co., Ltd., incorporated by reference to Exhibit 4.117 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.136
Addendum No. 1, dated May 16, 2011, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.137
Addendum No. 2, dated January 27, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010 and as amended by Addendum No. 1 dated May 16, 2011, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 13, 2012

4.138
Addendum No. 3 dated April 2, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.139
Addendum No. 4, dated September 3, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.140
Agreement and Plan of Merger, dated July 26, 2011, by and among DryShips Inc., Pelican Stockholdings Inc. and OceanFreight Inc., incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (File No. 333-176641), filed with the SEC on September 1, 2011.

4.141
Purchase and Sale Agreement, dated July 26, 2011, by and among DryShips Inc., OceanFreight Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited, incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (File No. 333-176641), filed with the SEC on September 1, 2011.

4.142
Form of Vessel Management Agreement, dated June 15, 2010 with TMS Dry Ltd., incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F of OceanFreight Inc., filed with the SEC on April 14, 2011

4.143
Form of Novation Agreement, dated December 30, 2011, between DryShips Inc., TMS Dry Ltd. and TMS Bulkers Ltd., incorporated by reference to exhibit 4.130 to the Annual Report on Form 20-F of DryShips Inc. filed with the SEC on March 16, 2012.

4.144
Registration Rights Agreement, dated as of March 20, 2012, by and between DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 4.4 to the Registration Statement on Form F-1 of Ocean Rig UDW Inc. (Registration No. 333-180241), filed with the SEC on March 20, 2012.

4.145
Facilities Agreement, dated February 28, 2013, by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities, incorporated by reference to exhibit 4.44 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

8.1	Subsidiaries of DryShips Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (v) the Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: March 22, 2013	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-3
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-4
Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012	F-5
Consolidated Statements of Comprehensive Income/(loss) for the years ended December 31, 2010, 2011 and 2012	F-6
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-9
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of Dryships Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dryships Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements and schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reports a working capital deficit of $670 million at December 31, 2012. In addition, the shipping segment has not complied with certain covenants of its loan agreements with banks. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 3. The 2012 consolidated financial statements and schedule do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty, except for the shipping segment's bank debt and restricted cash classification under current liabilities and current assets, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dryships Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of DryShips Inc.

We have audited Dryships Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dryships Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting for the year ended December 31, 2012. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Dryships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dryships Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Dryships Inc. and the financial statement schedule listed in Item 18.1 and our report dated March 22, 2013 expressed an unqualified opinion thereon that included an explanatory paragraph regarding Dryships Inc.'s ability to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 22, 2013

DRYSHIPS INC.

Consolidated Balance Sheets
As of December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2011	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,143	$341,950
Restricted cash (Note 2)	72,765	223,133
Trade accounts receivable, net of allowance for doubtful receivables of $18,420 and $14,685	139,971	174,985
Due from related parties (Note 4)	26,146	40,686
Other current assets (Note 5)	80,052	122,775

Total current assets	570,077	903,529

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and acquisitions (Note 6)	1,027,889	1,201,807
Vessels, net (Note 7)	1,956,270	2,059,570
Drilling rigs, drillships, machinery and equipment, net (Note 7)	4,587,916	4,446,730

Total fixed assets, net	7,572,075	7,708,107

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 12)	-	996
Restricted cash (Note 2)	332,801	155,375
Intangible assets, net (Note 9)	9,062	7,619
Above-market acquired time charter and drilling contracts (Note 9)	40,102	19,575
Other non-current assets (Note 10)	97,572	83,290

Total other non-current assets	479,537	266,855

Total assets	$8,621,689	$8,878,491

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$429,149	$1,102,085
Accounts payable and other current liabilities	58,774	130,728
Accrued liabilities	119,838	177,114
Due to related parties (Note 4)	7,518	4,750
Deferred revenue	40,880	73,008
Financial instruments (Note 12)	100,104	85,844

Total current liabilities	756,263	1,573,529

NON-CURRENT LIABILITIES
Long-term debt, net of current portion (Note 11)	3,812,686	3,284,630
Financial instruments (Note 12)	102,346	63,096
Deferred revenue	9,172	71,815
Pension liability (Note 15)	2,546	4,057
Other non-current liabilities	14	13,345

Total non-current liabilities	3,926,764	3,436,943

COMMITMENTS AND CONTINGENCIES (Note 16)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2011 and 2012; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2011 and 2012, respectively (Note 13)	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2011 and 2012; 424,762,094 and 424,762,244 shares issued and outstanding at December 31, 2011 and 2012, respectively (Note 13)	4,247	4,247
Treasury stock; $0.01 par value; 1,000,000 and 11,000,000 shares at December 31, 2011 and 2012, respectively (Note 11)	(10)	(110)
Additional paid-in capital (Note 13)	2,908,950	2,837,525
Accumulated other comprehensive loss (Note 17)	(28,610)	(9,175)
Retained earnings	260,751	13,973

Total Dryships Inc. stockholders' equity	3,145,328	2,846,460
Non-controlling interests	793,334	1,021,559

Total equity	3,938,662	3,868,019

Total liabilities and stockholders' equity	$8,621,689	$8,878,491

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Operations
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2010	2011	2012
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	457,804	378,013	268,236
Leasing revenues	141,211	112,118	-
Service revenues (including amortization of above market acquired drilling contracts), net	260,730	587,531	941,903

Total Revenues (Note 2 and 19)	$859,745	$1,077,662	$1,210,139

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 2)	27,433	20,573	30,012
Vessels, drilling rigs and drillships operating expenses	190,614	373,122	649,722
Depreciation and amortization (Note 7 and 9)	192,891	274,281	335,458
Loss/(gain) on sale of assets, net	(9,435)	3,357	1,179
Gain on contract cancellation (Note 7)	-	(6,202)	-
Contract termination fees and forfeiture of vessels under construction deposits (Note 6)	-	-	41,339
Vessel impairment charge (Note 7 and 12)	3,588	144,688	-
Gain from vessel insurance proceeds (Note 7)	-	(25,064)	-
General and administrative expenses	88,576	123,247	145,935
Legal settlements and other, net (Note 16.1)	-	-	(9,360)

Operating income	366,078	169,660	15,854

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 18)	(66,825)	(146,173)	(210,128)
Interest income	21,866	16,575	4,203
Loss on interest rate swaps (Note 12)	(120,505)	(68,943)	(54,073)
Other, net (Note 12)	10,272	9,023	(492)

Total expenses, net	(155,192)	(189,518)	(260,490)

INCOME /(LOSS) BEFORE INCOME TAXES	210,886	(19,858)	(244,636)
Less: Income taxes (Note 21)	(20,436)	(27,428)	(43,957)

NET INCOME/(LOSS)	190,450	(47,286)	(288,593)
Less: Net (income)/loss attributable to non-controlling interests	(2,123)	(22,842)	41,815

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$188,327	$(70,128)	$(246,778)

NET INCOME/(LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 13)	$172,564	$(74,594)	$(246,778)

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC (Note 20)	$0.64	$(0.21)	$(0.65)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC (Note 20)	268,858,688	355,144,764	380,159,088

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, DILUTED (Note 20)	$0.61	$(0.21)	$(0.65)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, DILUTED (Note 20)	305,425,852	355,144,764	380,159,088

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Comprehensive Income/ (loss)
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2010	2011	2012
- Net income/(loss)	$190,450	$(47,286)	$(288,593)
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on cash flows hedges	(5,495)	-	-
- Realized gain/(loss) on cash flows hedges associated with capitalized interest	(11,539)	-	-
- Unrealized gain/(loss) on senior unsecured notes	-	(1,350)	2,059
- Reclassification of gain associated with senior unsecured notes to Consolidated Statement of Operations, net	-	-	(709)
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	-	13,088	22,904
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	-	368	549
- Actuarial gains/(losses)	425	(942)	(637)

Other comprehensive income/(loss)	$(16,609)	$11,164	$24,166

Comprehensive income/(loss)	173,841	(36,122)	(264,427)
- Less: comprehensive (income)/loss attributable to non-controlling interests	(2,309)	(23,862)	34,215

Comprehensive income/(loss) attributable to Dryships Inc.	$171,532	$(59,984)	$(230,212)

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Dryships Inc. Stockholders Equity	Non-controlling interests	Total Equity

BALANCE, December 31, 2009	$52,238,806	$522	280,326,271	$2,803	—	—	$2,681,974	$(33,399)	$160,642	$2,812,542	$—	$2,812,542
- Net income	—	—	—				—	—	188,327	188,327	2,123	190,450
- Issuance of common stock	—	—	84,818,706	848	—	—	341,026	—	—	341,874	—	341,874
- Issuance of non-vested shares	—	—	4,504,800	45	—	—	(45)	—	—	—	—	—
- Equity component of convertible notes and other	—	—	—	—	—	—	74,500	—	—	74,500	—	74,500
- Acquisition of subsidiary shares from non-controlling interest	—	—	—	—	—	—	(16,038)	309	—	(15,729)	—	(15,729)
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(164,223)	11,131	—	(153,092)	641,393	488,301
- Other comprehensive loss	—	—	—	—	—	—	—	(16,795)	—	(16,795)	186	(16,609)
- Amortization of stock based compensation	—	—	—	—	—	—	24,200	—	—	24,200	—	24,200
- Dividends on preferred stock	—	—	—	—	—	—	13,624	—	(13,624)	—	—	—

BALANCE, December 31, 2010	52,238,806	$522	369,649,777	$3,696	—	$—	$2,955,018	$(38,754)	$335,345	$3,255,827	$643,702	$3,899,529
- Net income/(loss)	—	—	—	—	—	—	—	—	(70,128)	(70,128)	22,842	(47,286)
- Issuance of non-vested shares	—	—	9,016,800	90	—	—	(90)	—	—	—	—	—
- Issuance of preferred stock	6,532,979	65	—	—	—	—	(65)	—	—	—	—	—
- Conversion of preferred stock into common stock	(58,771,785)	(587)	46,095,517	461	—	—	126	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(1,000,000)	(10)	10	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(77,083)	1,852	—	(75,231)	123,918	48,687
- Other comprehensive income	—	—	—	—	—	—	—	8,292	—	8,292	2,872	11,164
- Amortization of stock based compensation	—	—	—	—	—	—	26,568	—	—	26,568	—	26,568
- Dividends on preferred stock	—	—	—	—	—	—	4,466	—	(4,466)	—	—	—

DRYSHIPS INC.

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Dryships Inc. Stockholders Equity	Non controlling interests	Total equity

BALANCE December 31, 2011	-	-	424,762,094	$4,247	(1,000,000)	$(10)	$2,908,950	$(28,610)	$260,751	$3,145,328	$793,334	$3,938,662
- Net loss	-	-	-	-	-	-	-	-	(246,778)	(246,778)	(41,815)	(288,593)
- Issuance of non-vested shares	-	-	150	-	-	-	-	-	-	-	-	-
- Issuance of treasury stock	-	-	-	-	(10,000,000)	(100)	100	-	-	-	-	-
- Issuance of subsidiary shares to non-controlling interest	-	-	-	-	-	-	(84,629)	2,869	-	(81,760)	262,245	180,485
- Other comprehensive income	-	-	-	-	-	-	-	16,566	-	16,566	7,600	24,166
- Amortization of stock based compensation	-	-	-	-	-	-	13,104	-	-	13,104	195	13,299

BALANCE December 31, 2012	—	—	424,762,244	$4,247	(11,000,000)	$(110)	$2,837,525	$(9,175)	$13,973	$2,846,460	$1,021,559	$3,868,019

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2010	2011	2012
Cash Flows from Operating Activities:
Net income / (loss)	$190,450	$(47,286)	$(288,593)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	192,891	274,281	335,458
Commitments fees on undrawn line of credit	6,376	-	-
Amortization, write off of deferred financing fees	10,866	24,926	20,548
Amortization of convertible senior notes debt discount	26,516	34,144	38,855
Amortization of fair value of acquired time charters and drilling contracts	(5,557)	7,534	20,527
Amortization of cash flow hedge reserve	(11,539)	13,088	22,904
Vessel impairment charge	3,588	144,688	-
Loss/(gain) on sale of assets, net	(9,435)	3,357	1,179
Gain on contract cancellation	-	(6,202)	-
Gain on vessel insurance proceeds	-	(25,064)	-
Gain on sale of notes	-	(1,406)	(709)
Forfeiture of advances for vessel acquisitions	-	-	19,939
Amortization of stock based compensation	24,200	26,568	13,299
Interest income on restricted cash	(6,205)	(4,318)	-
Change in fair value of derivatives	48,439	(38,155)	(54,506)
Security deposits for derivatives	(37,900)	45,500	24,550
Amortization of free lubricants benefit	(24)	(15)	(14)
Changes in operating assets and liabilities:
Trade accounts receivable	41,477	(114,420)	(33,469)
Due from related parties	6,610	(5,211)	(14,540)
Other current and non-current assets	(6,208)	(52,013)	(58,277)
Accounts payable and other current and non-current liabilities	(10,336)	29,567	40,224
Pension liability	1,415	1,002	874
Accrued liabilities	14,133	45,561	57,277
Due to related parties	-	(5,805)	(2,768)
Deferred revenue	(2,956)	(1,116)	94,771

Net Cash Provided by Operating Activities	476,801	349,205	237,529

Cash Flows from Investing Activities:
Vessel insurance proceeds	-	58,200	-
Business acquisitions, net of cash acquired	-	(58,743)	-
Purchase of notes	-	(75,000)	-
Sale of notes	-	58,406	18,709
Advances for vessel acquisitions / rigs and drillships under construction	(890,098)	(2,221,427)	(276,956)
Delivery payment for rig/drillships under construction	(294,569)	-	-
Option for future construction of rigs/drillships	(99,024)	-	-
Vessel acquisitions and improvements	(43,448)	-	(177,724)
Drilling rigs, drillships equipment and other improvements	(10,136)	(78,480)	(97,868)
Proceeds from sale of vessels and contract cancellation	73,317	119,059	116,834
Increase in restricted cash	(416,790)	-	-
Decrease in restricted cash	-	375,591	27,058

Net Cash Used in Investing Activities	(1,680,748)	(1,822,394)	(389,947)

	Year ended December 31,
	2010	2011	2012

Cash Flows from Financing Activities:
Proceeds from issuance of convertible notes	237,202	-	-
Proceeds from long-term credit facilities, term loans and senior notes	8,250	2,555,102	966,103
Proceeds from short-term credit facility	300,000	-	-
Payments of short-term credit facility	(247,717)	(300,000)	-
Principal payments and repayments of long-term debt	(217,726)	(877,793)	(867,932)
Net proceeds from common stock issuance	341,774	-	-
Net proceeds from sale in ownerships of subsidiary	488,301	-	180,485
Proceeds from share-lending arrangement	100	-	-
Payment of financing costs, net	(7,876)	(44,507)	(35,431)

Net Cash Provided by Financing Activities	902,308	1,332,802	243,225

Net increase/ (decrease) in cash and cash equivalents	(301,639)	(140,387)	90,807
Cash and cash equivalents at beginning of year	693,169	391,530	251,143

Cash and cash equivalents at end of year	$391,530	$251,143	$341,950

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$58,851	$34,117	$118,606
Income taxes	19,803	23,199	45,450

Non cash financing and investing activities:
Issuance of non-vested shares	45	90	-
Difference between the consideration received and the equity attributed to non-controlling interest	153,092	-	-
Fair value of preferred share dividend	$13,624	$4,466	$-

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling rig services.

Customers individually accounting for more than 10% of the Company's voyage revenues and drilling rig revenues during the years ended December 31, 2010, 2011 and 2012 were as follows:

	Year ended December 31,
	2010	2011	2012
Customer A - Drilling rig segment	26%	21%	-
Customer B - Drilling rig segment	20%	12%	38%
Customer C - Drilling rig segment	-	-	14%
Customer D - Drilling rig segment	-	24%	-

Certain prior period amounts have been reclassified to conform to the current year presentation including: a) the reclassification of part of deferred mobilization expenses and deferred revenue from current assets and current liabilities, respectively, to non-current assets and non-current liabilities, b) the reclassification of foreign exchange gains/losses in the Statement of operations from "General and administrative expenses" to "Other, net" and c) the reclassification of consultancy fees in the Statement of operations from "Interest and finance costs" to "General and administrative expenses ".

2. Significant Accounting policies:

(a)  Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its VIEs. As of December 31, 2012, the Company consolidated 100% one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2012, were $25,474 and $26,764 respectively,  while total liabilities exceeded total assets by $1,290.

A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.

All intercompany balances and transactions have been eliminated in consolidation. Where necessary, comparatives have been reclassified to conform to changes in presentation in the current year.

(b) Business combinations: The Company uses the acquisition method of accounting under the authoritative guidance on business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the Consolidated Statements of Operations. The acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition.

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
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(c) Intangible assets: The Company's finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

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

(e) Comprehensive income/(loss): The Company's comprehensive income/(loss) is comprised of net income, actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging" and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 "Derivatives and Hedging".

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2011-05, "Comprehensive Income, Presentation of Comprehensive Income (Topic 220)", which revises the manner in which entities present comprehensive income in their financial statements. The amendments in this ASU were adopted by the Company in the December 31, 2011 consolidated financial statements and, as a result, the consolidated financial statements for the year ended December 31, 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders' equity.

(f) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g) Restricted cash: Restricted cash may include: (i) cash collateral required under the Company's financing, swap and forward freight arrangements ("FFAs"), (ii) retention accounts which can only be used to fund the loan installments coming due, (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements, (iv) taxes withheld from employees and deposited in designated bank accounts, and (v) amounts pledged as collateral for bank guarantees to suppliers.

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

(i) Short-term investments: Short-term investments generally represent investments in time deposits, which have maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(j)  Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps, foreign currency contracts and forward freight agreements). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions.

The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company's major customers are oil companies, which reduces its credit risk. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company has made advances for the construction of vessels and drillships to the yards. The ownership of the vessels and drillships is transferred from the yard to the Company at delivery. The credit risk of the advances is, to a large extent, reduced through refund guarantees issued by financial institutions.

As of December 31, 2012, cumulative installment payments made to the yards amounted to approximately $1,054,049 for the vessels and drillships under construction. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, covering pre-delivery installments if the contract is rescinded in accordance with the terms of the contract. The irrevocable letters of guarantee are issued by financial institutions.

(k) Advances for vessels and drillships under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels and drillships as well as other expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels and drillships under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(l) Capitalized interest: Interest expense is capitalized during the construction period of rigs, drillships and vessels based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2010, 2011 and 2012, amounted to $78,451, $76,068 and $58,967, respectively (Note 18).

(m) Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, loss of hire and for insured crew medical expenses under "Other current assets". Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages, loss due to the vessel/ drilling unit being wholly or partially deprived of income as a consequence of damage to the unit or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(n) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value and are recorded under "Other current assets". Cost is determined by the first in, first out method.

(o) Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets and, therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations.

(p) Fixed assets, net:

(i) Drybulk and tanker carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

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

(iii) IT and office equipment are recorded at cost and are depreciated on a straight-line basis over 5 years.

(q) Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.

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

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/rig which has no time charter or drilling contract to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels/rigs are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

December 31, 2010 and 2012, while for 2011 an impairment of $5,917 was recognized in the accompanying consolidated statement of operations relating to one long live asset which was held for sale as of June 30, 2011.

 (r) Fair value of above/below market acquired time charter or drilling contracts: In a business combination the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters or drilling contracts assumed when a vessel and/or rig is acquired. The value of the asset or liability at the date of delivery of a vessel or drilling rig/drillship is based on the difference between the current fair values of a contract with similar characteristics as the time charter or drilling contract assumed and the net present value of future contractual cash flows from the contract assumed. When the present value of the time charter or drilling contract assumed is greater than the current fair value of such contract, the difference is recorded as "Fair value of above market acquired time charter/drilling contracts". When the opposite situation occurs, the difference is recorded as "Fair value of below market acquired time charter/drilling contracts". Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter or drilling contract assumed.

 (s) Impairment of long-lived assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, rigs and drillships by obtaining vessel, rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel, rigs and drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs and drillships, future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, while $35,000 and $50,000 for drilling rigs and drillships respectively, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

The Company's analysis for the year ended December 31, 2012, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, drilling rigs and drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment. While for the drilling segment there can be no assurance as to how long drilling rates and drilling rigs/drillships values will remain at their currently high levels or whether they will improve or the opposite by any significant degree. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable and, therefore, concluded that no impairment loss was necessary for 2010, 2011 and 2012. However, due to Company's decision to sell certain vessels during the years and/or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge relating to assets held for use of $3,588, $144,688 and $0, for each of the years ended December 31, 2010, 2011 and 2012, respectively, was recognized (Notes 7 and 12).

(t) Dry-docking costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels, drilling rigs and drillships.

(u) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs and drillships, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Vessels, drilling rigs and drillships operating expenses".

 (v) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31, 2010, 2011 and 2012, amounted to $8,249, $21,952 and $17,565, respectively (Note 15).

(w) Convertible senior notes: In accordance with ASC Topic 470-20, "Debt with Conversion and Other Options," for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds. The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components (Note 11).

(x) Revenue and related expenses:

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
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.  Significant Accounting policies - continued:

 (x) Revenue and related expenses - (continued):

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage related and vessel operating costs: Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Deferred voyage revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii)	Drilling rigs and drillships:

Revenues: The Company's services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

 (x) Revenue and related expenses - (continued):

(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the statement of operations.

(b) Term contracts: Term contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

(y) Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings/(loss) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation.

(z) Segment reporting: The Company determined that it operates under three reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (drybulk segment), as a provider of ultra deep water drilling services (drilling segment) and as a provider of transportation services of crude and refined petroleum cargoes (tanker segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(aa) Financial instruments: The Company designates its derivatives based upon guidance on ASC 815, "Derivatives and Hedging" which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i)
Hedge accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of "Accumulated other comprehensive income/(loss)" in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

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

(ab) Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note12).

(ac) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 14).

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

 (ad) Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company's operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(ae) Pension liability: The Company has eight retirement plans, of which five are managed and funded through Norwegian life insurance companies and three through international life insurance companies. The projected benefit obligations are calculated based on the projected unit credit method and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumptions may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company's best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the caption "Pension liability" with an offsetting amount in "Accumulated other comprehensive income/(loss)" for any amounts of actuary gains of losses or prior service cost that has not been amortized to income. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in "General and administrative expenses" and "Vessel, drilling rigs and drillships operating expenses". Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(af) Commitments and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(ag) Recent accounting pronouncements:  There are no recent accounting pronouncements issued in 2012, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact on future years.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 3. Going concern

As of December 31, 2011, the Company was in compliance, had waivers or had the ability to remedy breaches, if any, of financial covenants related to its credit facilities.

As of December 31, 2012, the drilling segment was in compliance with its financial covenants while the shipping segment was in breach of certain financial covenants, mainly the interest coverage ratio, contained in the Company's loan agreements relating to $769,098 of the Company's debt. Even though as of the date of approval of the consolidated financial statements none of the lenders have declared an Event of Default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment, the Company has classified the respective bank loans amounting to $941,339 as current liabilities (Note 11). As a result, the Company reports a working capital deficit of $670,000 at December 31, 2012.

In addition and as further discussed in Note 16 the Company's construction installments under its shipbuilding contracts amount to $1,545,571 for 2013. On February 4, 2013, Ocean Rig UDW Inc. ("Ocean Rig") completed syndication of a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. In addition, on February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips and received approximately $123,188 of net proceeds from the public offering.

The Company is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of the shipping segment's debt discussed in Note 11.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31, 2011	December 31, 2012
Balance Sheet
Due to related party – Cardiff Marine Inc.	$(671)	(2,080)
Due to related party - Tri-Ocean Heidmar	(43)	(43)
Due to related party - TMS Dry	(6,804)	-
Due to related party – Cardiff Tankers	-	(2)
Due to related party – Fabiana	-	(918)
Due to related party - Vivid	-	(1,707)

Due to related party - Total	(7,518)	(4,750)

Due from related party - TMS Bulkers	19,579	30,473
Due from related party - TMS Tankers	6,324	9,270
Due from related party - Sigma and Blue Fin pool	243	943

Due from related party - Total	26,146	40,686

Advances for vessels and drillships under construction - Cardiff/TMS Bulkers/ TMS Tankers, for the year	8,484	7,648
Vessels, drilling rigs, drillships, machinery and equipment, net - Cardiff/TMS Tankers, for the year/period	9,195	7,472
Accounts payable and other current liabilities - Sigma Pool	111	-
Trade Accounts Receivable – Accrued Receivables – Sigma and Blue Fin pools	549	818
Other current assets - Sigma and Blue Fin pool	3,635	2,658
Other non-current assets - Sigma and Blue Fin pool	675	275
Other non-current assets - TMS Dry	$4,140	$-

	Year ended December 31,
Statement of Operations	2010	2011	2012
Voyage Revenues - Sigma and Blue Fin pool.	$-	$12,655	$27,306
Voyage expenses - Cardiff Marine Inc.	(5,614)	-	-
Voyage expenses - TMS Tankers	-	(158)	(507)
Voyage expenses - TMS Bulkers	-	(4,420)	(3,166)
Voyage expenses - TMS Dry	-	(236)	-
Voyage expenses - Cardiff Tankers	-	-	(166)
Gain on sale of assets - commissions - Cardiff Marine Inc.	(772)	-	-
Gain on sale of assets - commissions - TMS Bulkers	-	(1,166)	(1,180)
Contract termination fees and forfeiture of vessel deposits	-	-	(300)
General and administrative expenses:
- Consultancy fees - Fabiana Services S.A.	(7,598)	(3,779)	(4,397)

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

	Year ended December 31,
Statement of Operations	2010	2011	2012
- Management fees - Cardiff Marine Inc.	(20,139)	-	-
- Management fees - TMS Tankers	-	(2,293)	(5,151)
- Management fees - TMS Bulkers	-	(26,771)	(26,518)
- Management fees - TMS Dry	-	(1,602)	-
- Consultancy fees - Vivid	(1,700)	(5,958)	(14,201)
- SOX fees - Cardiff Marine Inc.	(1,983)	-	-
- Rent	(12)	(29)	(41)
- Amortization of CEO stock based compensation	$(24,009)	$(26,447)	$(12,663)

          (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff" or the "Manager"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") together the "Managers". The Managers are beneficially majority owned by George Economou.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,979 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($2,039 based on the Euro/U.S. Dollar exchange rate at December 31, 2012).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $660 based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessels under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,243 based on the Euro/U.S. Dollar exchange rate at December 31, 2012), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($2,311 based on the Euro/U.S. Dollar exchange rate at December 31, 2012).

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:

In the event that the management agreements are terminated for any reason other than a default by the Managers, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination.

In the event of a change of control of the Company's ownership the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

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

TMS Dry Ltd.: OceanFreight Inc. ("OceanFreight") which was acquired by the Company on August 24, 2011, contracted the technical and commercial management of its drybulk vessels to TMS Dry Ltd. ("TMS Dry"), a related party entity beneficially majority owned by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou.

TMS Dry was engaged under separate vessel management agreements directly by OceanFreight's wholly-owned, vessel - owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index by not less than 3% and not more than 5%. In the event that the management agreements were terminated for any reason other than TMS Dry's default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs which materialized as per applicable Collective Bargaining Agreement (CBA). TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($1,979 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) for the drybulk vessels. TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fees of Euro 500 ($660 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) per day; (iii) a commission of 1.25% on charter hire agreements; and (iv) a commission of 1% of the purchase price on sale or purchases of vessels in OceanFreight's fleet. Furthermore, TMS Dry was entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision costs in lieu of the fixed management fee.

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

Drillship Management Agreements with Cardiff: Effective December 21, 2010, the Company terminated its management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company had paid Cardiff a management fee of $40 per month per drillship for the Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced by the consulting agreement with Vivid Finance Limited, the Global Services Agreement and, the New Global Services Agreement with Cardiff discussed below.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company's majority-owned subsidiary, Ocean Rig. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, the Company paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the year ended December 31, 2011, the Company paid $2,357 as fees related to the Global Services Agreement regarding employment arrangements. For the year ended December 31, 2012, the Company paid $6,193 and $960 as fees related to the Global Services Agreement regarding employment arrangements and sale or purchase activities, respectively.

Effective January 1, 2013, the Company terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig and Cardiff Oil & Gas Management (to be renamed Cardiff Drilling Inc.) ("Cardiff Drilling"), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, on the same terms and conditions as in the previous Global Services Agreement between the Company and Cardiff, except that under the New Global Services Agreement, Ocean Rig is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips Inc.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Cardiff Marine Inc.: The operations of the Company's drybulk vessels were managed, prior to January 1, 2011, by Cardiff, a related technical and commercial management company incorporated in Liberia. The Manager also acted as the Company's charter and sales and purchase broker. The Manager is beneficially majority-owned by George Economou the Company's Chairman and Chief Executive Officer and members of his immediate family.

Up to August 31, 2010, the Company paid a management fee of Euro 607 ($801 at the Euro/U.S. Dollar exchange rate on December 31, 2012) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 ($140 at the Euro/U.S. Dollar exchange rate on December 31, 2012) per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 ($695 at the Euro/U.S. Dollar exchange rate on December 31, 2012) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 ($120 at the Euro/U.S. Dollar exchange rate on December 31, 2012) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 ($208 at the Euro/U.S. Dollar exchange rate on December 31, 2012) per person, per day of eight hours.

Cardiff provided the Company with financial accounts services in exchange for a fee of Euro 121 ($160 at the Euro/U.S. Dollar exchange rate on December 31, 2012) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 ($347,986 at the Euro/U.S. Dollar exchange rate on December 31, 2012) for services rendered by Cardiff in connection with the Company's financial accounting services. Pursuant to the terms of the management

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Cardiff Marine Inc.-continued:

agreements, all fees payable to Cardiff were adjusted upwards or downwards based on the year-on-year increase or decrease in the Greek consumer price index.

Effective September 1, 2010 and up to December 31, 2010, each drybulk ship-owning company entered into new management agreements with Cardiff. Cardiff provided comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. Cardiff's commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Each new vessel management agreement provided for a fixed management fee of Euro 1,500 ($1,979 based on the exchange rate at December 31, 2012) per vessel per day which was payable in equal monthly installments in advance and was automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If the Company requested that Cardiff supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, the Company would pay Cardiff an upfront fee equal to 10% of the supervision cost budget for such vessel. For any additional attendance above the budgeted superintendent expenses, the Company would be charged extra at a standard rate of Euro 500 ($660 based on the exchange rate of December 31, 2012) per day. In addition, the Company would pay a commission to Cardiff of 1.25% of all monies earned by the vessel and a 1% purchase and sale commission. The management agreements further provided that in the Company's discretion, it would pay Cardiff an annual performance incentive fee.

Each new vessel management agreement had a term of five years and would be automatically renewed for a five year period and thereafter extended in five year increments if notice of termination was not provided by the Company in the fourth quarter of the year immediately preceding the end of the respective term. Moreover, effective September 1, 2010, the Company terminated the agreement according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls.

George Economou: As the Company's Chairman, Chief Executive Officer ("CEO") and principal shareholder, with a 14.4% shareholding, George Economou has the ability to exert influence over the operations of the Company. A company controlled by Dryships' Chairman, President and CEO, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of Ocean Rig common shares, in the private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering (Note 13). In April 2012, companies affiliated with the Company's Chairman and CEO purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips, that was completed on April 17, 2012 (Note 13).

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 14).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for Chief Executive Officer's services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares vesting on the grant date; 1,000,000 shares vesting on December 31, 2010 and 2011 respectively; and 1,500,000 shares vesting on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.6 million based on the exchange rate as of December 31, 2012).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Basset Holdings Inc.: Under the Consultancy Agreement effective from June 1, 2012, between Ocean Rig and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2012). For the year ended December 31, 2012, the Company incurred costs of $2,491, including a sign on bonus of Euro 1.5 million ($1.8 million based on the Euro/U.S. Dollar exchange rate at the date that the transaction was recorded) related to this agreement.

Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire agreements.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date.

Effective January 1, 2013 the Company, amended the agreement with Vivid to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between the DryShips Inc. and Vivid is in effect for the Company's tanker and drybulk shipping segments only.

Effective January 1, 2013, Ocean Rig Management Inc., a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips Inc. and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between DryShips Inc. and Vivid, this fee was paid by DryShips Inc.

Legal services: Mr. Savvas D. Georghiades, a member of the Ocean Rig's board of directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. In the years ended December 31, 2010, 2011 and 2012, the Company expensed and paid fees amounting to Euro 94,235 ($125 based on the Euro/U.S. Dollar exchange rate at December 31, 2010), Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) and Euro 41,623 ($55 based on the Euro/U.S. Dollar exchange rate at December 31, 2012), respectively. No balance is due to Mr. Savvas D. Georghiades as of December 31, 2012 and 2011.

Lease Agreement: The Company leased office space in Athens, Greece from a son of George Economou until December 31, 2012.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Tankers Calida and Belmar are employed in the Sigma Tankers Inc. pool ("Sigma") while tanker Lipari is employed in the Blue Fin Tankers Inc. pool ("Blue Fin"). Sigma and Blue Fin are spot market pools managed by Heidmar Inc. George Economou is a member of the Board of Directors of Heidmar Inc.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Steel Wheel Investments Limited: Under an agreement between OceanFreight and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the OceanFreight's former Chief Executive Officer, Mr. Antony Kandylidis, Steel Wheel provided consulting services to OceanFreight in connection with the duties of OceanFreight's Chief Executive Officer for an annual fee plus a discretionary cash bonus which had been approved by the Compensation Committee of OceanFreight. Such fees and bonuses for the year ended December 31, 2011, amounted to Euro 318,082 ($420 based on the Euro/U.S. Dollar exchange rate at December 31, 2012).

On July 25, 2011, OceanFreight and Steel Wheel signed an addendum to the initial consultancy agreement providing for the termination of the agreement upon completion of OceanFreight's merger with Dryships discussed above. Following the termination of the agreement Steel Wheel received $3,807 (Euro 2.7 million) as provided in the related change of control clause.

 5. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2011	2012
Inventories	$15,681	$29,272
Deferred mobilization expenses	38,052	46,407
Prepayments and advances	15,750	18,220
Swap cash collateral	-	8,000
Other	10,569	20,876

	$80,052	$122,775

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

As of December 31, 2011 and 2012, the movement of the advances for vessels and drillships under construction and acquisitions are set forth below:

	December 31,
	2011	2012
Balance at beginning of year	$2,072,699	$1,027,889
Advances for vessels/drillships under construction and related costs	2,632,660	524,511
Advances forfeited due to cancellation of vessels under construction	-	(19,939)
Vessels/drillships delivered	(3,677,470)	(330,654)

Balance at end of year	$1,027,889	$1,201,807

On February 17, 2010, the Company placed an order for two 76,000 dwt Panamax dry bulk vessels, namely hull number H1637A and H1638A, with an established Chinese shipyard, for a price of $33,050 each. The vessel Woolloomooloo (ex. H1637A) and Raraka (ex. H1638A) were delivered on February 6, 2012 and March 2, 2012, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Drillships under Construction and Acquisitions - continued:

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 per vessel. The vessels are expected to be delivered in the second quarter of 2013.

On December 16, 2011, the Company placed an order for four 75,900 dwt Panamax ice class bulk vessels, namely hull number H1259, H1260, H1261 and H1262, with an established Chinese shipyard, for a price of $34,000 each. The vessels are expected to be delivered between the second quarter of 2014 and the fourth quarter of 2014.

In connection with OceanFreight's acquisition (Note 8), the Company acquired the orders for five Very Large Ore Carriers, or VLOCs with an established Chinese shipyard. On September 10, 2012, the vessel Fakarava was delivered to the Company while the remaining four VLOCs are scheduled for delivery between the second quarter of 2013 and the first quarter of 2014.

On November 22, 2010, the Company placed an order for twelve tanker vessels (six Aframax and six Suezmax), with an established Korean shipyard, for a total consideration of $771,000. On January 18, 2011, March 23, 2011, April 29, 2011 and October 7, 2011, the Company took delivery of its newbuilding tankers Saga, Vilamoura, Daytona and Belmar, respectively. On January 3, 2012, April 25, 2012 and May 31, 2012, the Company took delivery of its newbuilding tankers Calida, Lipari and Petalidi, respectively, while on January 8, 2013, January 15, 2013 and January 31, 2013, the Company took delivery of its newbuilding tankers Alicante, Mareta and Bordeira.

On December 27, 2012, the Company entered into two novation agreements with an unrelated party for the sale of the remaining two newbuilding tankers Esperona and Blanca. The total consideration of $41,339, including capitalized expenses, included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying consolidated statement of operations consists mainly of the forfeiture of $19,939 in deposits (including capitalized expenses) for the acquisition of the tanker vessels already made by the Company and $10,700 in cash consideration for each newbuilding tanker.

On January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, the Company's majority owned subsidiary, Ocean Rig, took delivery of its newbuilding drillships Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, respectively.

On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to the option contract with Samsung Heavy Industries Co Ltd. ("Samsung"), (Note 10), the Company's majority owned subsidiary, Ocean Rig exercised four of its six newbuilding drillship options, and entered into shipbuilding contracts for four seventh generation ultra-deepwater drillships, namely Ocean Rig Mylos, Ocean Rig Skyros, Ocean Rig Athena, and Ocean Rig Apollo for a total contractual cost of approximately $608,000, per drillship for the initial three and $622,756 for the last one. To date the Company paid $879,387 to the shipyard in connection with the exercise of these options. Delivery of these hulls is scheduled for July 2013, October 2013, November 2013 and January 2015, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	$2,328,845	$(410,879)	$1,917,966
Additions/transfers from vessels under construction	441,155	-	441,155
Vessel disposals	(116,600)	1,157	(115,443)
Vessel total constructive loss	(35,261)	2,125	(33,136)
Depreciation	-	(109,584)	(109,584)
Vessel impairment charge	(253,432)	108,744	(144,688)

Balance, December 31, 2011	2,364,707	(408,437)	1,956,270
Additions/transfers from vessels under construction	330,654	-	330,654
Vessel disposals	(132,950)	15,249	(117,701)
Depreciation	-	(109,653)	(109,653)

Balance, December 31, 2012	$2,562,411	$(502,841)	$2,059,570

During 2008, the cancellation of the sale of the vessel Lacerta resulted in a gain of $6,202 that was recognized during 2011 (Note 16).

During 2010, the vessel Amalfi was delivered at a total cost of $43,448 while the vessels Delray, Iguana and Xanadu were sold for net proceeds of $73,317, resulting in net gain of $10,893. In addition, during 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for $26,500. The vessel was delivered to her new owners at April 4, 2011, realizing a total loss of $622. The Company performed an impairment review on the Primera as of December 31, 2010, to determine whether the change in the circumstances indicated that the carrying amount of the asset may not be recoverable. The Company's review indicated that future undiscounted operating cash flows for the vessel Primera, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of approximately $3,588 was recognized and reflected in the accompanying consolidated statement of operations for the year ended December 31, 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment - continued:

On March 17, 2011, the Company's vessel Oliva, was ran aground and sank in the South Atlantic Ocean. The vessel was declared a total actual loss and the Company has collected all of the insurance proceeds amounting to $25,064.

On July 1, 2011 and August 24, 2011, the Company concluded Memoranda of Agreement for the sale of the vessels, Conquistador and Toro and on July 15, 2011, for the sale of vessels Brisbane and Samsara. An impairment loss of $106,187 was recognized in the statement of operations. The vessels Conquistador, Brisbane, Samsara and Toro were delivered to their new owners on July 25, 2011, September 6, 2011, August 24, 2011 and October 14, 2011, respectively, realizing a loss of $1,449.

During the second quarter of 2011, the Company concluded a Memorandum of Agreement for the sale of vessel La Jolla for a sale price of $20,200. The Company classified the vessel La Jolla as "held for sale" in the June 30, 2011, consolidated balance sheet, as all criteria required for its classification as "Vessel held for sale" were met and an impairment loss of $5,917 was recognized as a result of the reduction of the vessel's carrying amount to its fair value less cost to sell. The vessel was delivered to her new owners at September 21, 2011, realizing a loss of $527.

On February 10, 2012, the Company concluded two Memoranda of Agreement for the sale of vessels Avoca and Padre and on March 16, 2012, for the sale of vessel Positano, for a sale price of $118,000 in the aggregate. The Company did not classify the above vessels as "held for sale" in the accompanying consolidated balance sheet as of December 31, 2011, as all criteria required for their classification as "Vessels held for sale" were not met. An impairment loss of $32,584 in the aggregate, was recognized, as a result of the reduction of the vessels' carrying amount to their fair value. The vessels Avoca and Padre were delivered to their new owners on February 22, 2012 and February 24, 2012, respectively, realizing a loss of $1,511. The vessel Positano was delivered to her new owners on May 4, 2012, realizing a gain of $492.

Vessel cost at December 31, 2011, includes $187,000, representing the fair value of OceanFreight's vessels at the acquisition date (Note 8).

Drilling rigs, drillships, machinery and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	$1,441,630	$(192,297)	$1,249,333
Additions	3,502,233	-	3,502,233
Disposals	(1,147)	381	(766)
Depreciation	-	(162,884)	(162,884)

Balance, December 31, 2011	$4,942,716	$(354,800)	$4,587,916
Additions	82,940	-	82,940
Disposals	(4,148)	3,835	(313)
Depreciation	-	(223,813)	(223,813)

Balance December 31, 2012	$5,021,508	$(574,778)	$4,446,730

As of December 31, 2012, all of the Company's operating vessels, drilling rigs and drillships, except the vessel Saldhana, have been pledged as collateral to secure the bank loans and Ocean Rig's 6.5% senior secured notes (Note 11).

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of OceanFreight:
On July 26, 2011, DryShips and OceanFreight, entered into a definitive merger agreement for a subsidiary of DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig.

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

Assets:
Current assets	$12,353
Vessels	187,000
Vessels under construction	31,822
Above-market acquired time charters	47,320
Other non-current assets	7,589
Total assets acquired	286,084

Liabilities:
Current liabilities, excluding current portion of long-term bank debt and current portion of financial instruments	23,774
Bank debt, including current portion of $26,524	137,711
Financial Instruments, including current portion of $5,990	9,017
Non controlling interest	57,257
Total liabilities	227,759
Net assets acquired	$58,325

Cash consideration	$33,760
Consideration paid in Ocean Rig UDW's shares (1,570,226 shares exchanged)*	24,565
Total consideration	$58,325
* Closing price of Ocean Rig common shares as of August 24, 2011 used for the determination of the consideration paid.

The Company recorded the allocation of the purchase price to the assets acquired and liabilities assumed based on the fair values as of August 24, 2011.

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
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of OceanFreight - continued:

These contracts include fixed day rates that are above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current assets under "Above market acquired time charters". These will be amortized into revenues using the straight-line method over the respective contract periods (1 to 8 years based on the respective contracts). The amount amortized as of December 31, 2011 amounted to $7,218.

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

On November 3, 2011, the merger was completed, upon the approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 in cash and 0.52326 of a share of Ocean Rig's common stock per share of OceanFreight's common stock previously owned. The Company transferred $66,895 in cash and $48,687 in the form of shares of Ocean Rig's common stock as the total consideration for the acquisition of OceanFreight.

The following pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2010 and 2011, as if the acquisition of OceanFreight had occurred at the beginning of fiscal 2010 and after giving effect to purchase accounting adjustments and to the accounting changes described above, which are mainly related to vessels' depreciation and above-market time charters amortization. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of fiscal 2010. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	Year ended December 31,
	2010	2011
Pro forma revenues	$947,846	$1,107,854
Pro forma operating income	318,873	173,188
Pro forma net income/ (loss)	121,120	(58,225)
Pro forma per share amounts:
Basic net income/ (loss) per share	$0.39	$(0.24)

The amounts of revenues and net losses following the acquisition of OceanFreight on August 24, 2011 included in the consolidated statement of operations for the year ended December 31, 2011 were $11,801 and $59, respectively. The Company applied the guidance in ASC 810-10-45-23, and recorded the difference between the value of the consideration paid and the amount by which the non-controlling interests were adjusted (determined at $11,552 being the difference between the fair value of the shares transferred and the carrying amount of Ocean Rig's net assets acquired by the non-controlling interests at the dates of the acquisition of a majority stake and completion of the acquisition through the merger) as a debit to "Additional Paid-in Capital". In addition, the Company applied the guidance in ASC 810-10-45-24 and adjusted the carrying amount of Ocean Rig's accumulated other comprehensive loss by $926, through a corresponding charge to APIC in order to reflect the change in the ownership interest in the subsidiary.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Intangible Assets and Liabilities:

The Company's identified finite-lived intangible assets associated with trade names, software, above-market and below-market acquired time charters and drilling contracts are being amortized over their useful lives. Trade names and software are included in "Intangible assets, net" in the accompanying consolidated balance sheets net of accumulated amortization. Above-market and below-market acquired time charters and drilling contracts are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

				Amortization Schedule
	Amount Acquired	Accumulated amortization as of December 31, 2011	Amortization for the year ended December 31, 2012	2013	2014	2015	2016	2017 and thereafter
Trade names	$9,145	$3,555	$878	$877	$877	$877	$877	$1,204
Software	5,888	2,416	565	565	565	565	565	647

Total Intangible Assets, net	$15,033	$5,971	$1,443	$1,442	$1,442	$1,442	$1,442	$1,851

Above-market acquired time charters and drilling contracts	$62,373	$22,271	$20,527	$10,759	$7,443	$1,373	$-	$-

10. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31,
	2011	2012
Security deposits for derivatives	$33,100	$550
Option for construction of drillships	24,756	-
Deferred mobilization expenses	24,176	53,615
Other	15,540	29,125

	$97,572	$83,290

As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Mykonos, were recorded as "Other non- current assets" in the accompanying consolidated balance sheet. These deposits were required by the counterparties to the Company's interest rate swap agreements. Following the commencement of operations of the Ocean Rig Mykonos, during the second quarter of 2012, these deposits were no longer required.

As of December 31, 2012, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet due to the market loss in the swap agreements as of December 31, 2012.

On November 22, 2010, the Company, entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships, which will be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessel design and specifications. The option agreement required Dryships to pay a non-refundable slot reservation fee of $24,756 per drillship, with such fee to be applied towards the drillship contract price if the options are exercised. The option agreement was novated by the Company to Ocean Rig on December 30, 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Other non-current assets - continued:

During 2011, the Company exercised three of the above options and as a result, the slot reservation fee for the three options exercised amounting to $74,268 was transferred to "Advances for vessels and drillships under construction and acquisitions". On May 16, 2011, Ocean Rig entered into an addendum to the option contract for the construction of up to two additional drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement.

On September 20, 2012, Ocean Rig exercised an option for the construction of a 7th generation drillship at Samsung and as a result the remainder slot reservation fee for the option exercised amounting to $24,756 was transferred from "Other non-current assets" to "Advances for vessels and drillships under construction". As at December 31, 2012, Ocean Rig has extended the date by which it must exercise the remaining options under the contract to March 31, 2013.

11. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	December 31, 2012
5% Convertible Senior Unsecured Notes	$700,000	$700,000
9.5% Ocean Rig Senior Unsecured Notes	500,000	500,000
6.5% Drill Rigs Senior Secured Notes	-	800,000
Loan Facilities - Drybulk Segment	841,453	716,354
Loan Facilities - Tanker Segment	130,048	224,985
Loan Facilities - Drilling Segment	2,279,167	1,607,500
Less: Deferred financing costs	(192,183)	(162,124)
Less: Dryships participation in Ocean Rig Senior Notes	(18,000)	-
Add: Valuation of Dryships participation in Ocean Rig Senior Notes	1,350	-

Total debt	4,241,835	4,386,715
Less: Current portion	(429,149)	(1,102,085)

Long-term portion	$3,812,686	$3,284,630

Convertible Senior Notes and Related Borrow Facility
In November 2009, the Company issued $400,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes"), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after the underwriter commissions.

The holders may convert their Notes at any time on or after June 1, 2014, but prior to maturity. However, holders may also convert their Notes prior to June 1, 2014, under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $7.19 per share of common stock or 139.0821 share of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of the Company's common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of the Company's common stock are made or specified corporate transactions occur. The Notes are unsecured and pay interest semi-annually at a rate of 5% per annum commencing June 1, 2010.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt – continued:

As the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)", and therefore, on the day of the Note issuance, bifurcated the $460,000 principal amount of the Notes into liability and equity components of $341,156 and $118,844, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118,844 to the principal amount of the Notes over the term of the Notes. The Company's interest expense associated with this Note accretion is based on an effective interest rate of 12%.

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

The full over allotment option granted was exercised and an additional $20,000 aggregate principal amount of Notes were purchased. Accordingly, $240,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $237,202 after the underwriter commissions. On the day of the Note issuance, the Company bifurcated the $240,000 principal amount of the Notes into the liability and equity components of $168,483 and $71,517, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the Company is required to accrete the discount of $71,517 to the principal amount of the Notes over the term of the Notes. The Company's interest expense associated with this Note accretion is based on an effective interest rate of 14%.

In conjunction with the public offering of 5% Notes described above, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. During 2011 and 2012, the share borrower returned 1,000,000 and 10,000,000 loaned shares, respectively. Subsequent to December 31, 2012, the share borrower returned 10,000,000 loaned shares. The returned loaned shares were not retired and are included as treasury stock in the accompanying balance sheet as of December 31, 2011 and 2012.

The fair value of the outstanding loaned shares as of December 31, 2011 and 2012, was $70,200 and $40,160, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the years ended December 31, 2010, 2011 and 2012, was $2,617, $2,974 and $2,983, respectively. The unamortized balance as of December 31, 2011 and 2012, was $8,690 and $5,707, respectively.

Effective September 19, 2011, the applicable conversion price has been changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig (Note 13). Since the Company's stock price was below the Notes conversion price of $6.9 as of December 31, 2012, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012, was $57,681, $69,144 and $73,855, of which $26,516, $34,144 and $38,855, respectively are non-cash amortization of the discount on the liability component and $31,165, $35,000 and $35,000, respectively are the contractual interest payable semi-annually at a coupon rate of 5% per year. At December 31, 2011 and 2012, the net carrying amount of the liability component and unamortized discount were $572,113 and $610,969, respectively and $127,887 and $89,031, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig's 9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "OCR UDW Notes") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The OCR UDW Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies OCR UDW Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with notional amount of $57,000 resulting in a gain of $1,406. The remaining $18,000 senior unsecured notes were measured at fair value as of December 31, 2011 and a loss of $1,350 was recorded in "Other comprehensive income". During the period from March 15, 2012 to March 30, 2012, the remaining $18,000 of senior unsecured notes were also sold to third parties with a notional amount of $18,000 resulting in a gain of $709.

Ocean Rig's 6.5% senior secured notes due 2017

On September 20, 2012,  Ocean Rig's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. Ocean Rig used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Notes are fully and unconditionally guaranteed by Ocean Rig and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with Ocean Rig, the "Guarantors").

Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2012 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Notes and the Drill Rigs Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

Term bank loans and credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and September 2024. Interest rates on the outstanding loans as at December 31, 2012, are based on LIBOR plus a margin, except for an amount of $458,333 from the Loan facilities which are based on a fixed rate.

On January 4, 2012, the Company entered into a supplemental agreement for the term bank loan dated July 23, 2008 and the vessel Woolloomooloo was pledged as collateral to secure the bank loan.

On February 9, 2012, the Company entered into two supplemental agreements for the facility dated March 31, 2006, for a shortfall in the security cover ratio and pledged 10,000,000 of its shares of Ocean Rig as additional security. The share pledge expired on March 31, 2012.

On February 14, 2012, the Company entered into a secured credit facility of up to $122,580 to partially finance the acquisition cost of vessel Fakarava and construction costs relating to two of its VLOCs under construction, which are scheduled for delivery in the first half of 2013. The facility bears interest at LIBOR plus a margin and is repayable in forty eight installments. The facility is secured with guarantees from Cardiff and the Company. The Company has drawn down an amount of $38,000 related to the vessel Fakarava. The drawdown of the two remaining vessels under construction is contingent upon they have acceptable charters, as defined in the loan agreement.

On March 19, 2012, the Company entered into a loan facility of up to $87,654 to partially finance the acquisition cost of vessel Raraka and the newbuildings H1241 and H1242. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments plus a balloon payment payable with the last installment. The Company has drawn down an amount of $19,065 related to the vessel Raraka (ex H1638). The remaining portion of the loan, to finance the newbuildings H1241 and H1242, is still unsecured.

On May 9, 2012, Ocean Rig, through its wholly owned subsidiary Drillships Holdings Inc., signed an amendment under its $800,000 secured term loan agreement with Nordea Finland Plc. to, among other things, terminate the guarantee by DryShips and remove the related covenants and the cross-acceleration provisions relating to the DryShips' indebtedness for its drybulk carrier and tanker fleet and Ocean Rig's indebtedness under its other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet or a default by Ocean Rig under one of its other credit facilities and the acceleration of the related debt will no longer result in a cross-default under the $800,000 secured term loan agreement that would provide the lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) Ocean Rig is permitted to buy back its own common shares; (ii) Drillships Holdings Inc., is able to pay dividends to Ocean Rig as its shareholder; and (iii) Ocean Rig is permitted to pay dividends or make any other distributions to its shareholders up to 50% of its net income, provided it maintained minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash in the previous year from the date of the dividend, distribution or buy back of share capital and provide evidence to the lenders through cash flow forecasts that Ocean Rig will maintain such level for the next 12 months. The amendment also provides for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75,000 to $50,000. Under the original and the amended agreements, Ocean Rig is also required to maintain minimum free cash of $100,000.

On May 14, 2012, Ocean Rig signed amendments to its two $495,000 credit facilities with Deutsche Bank Luxembourg S.A. as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below and remove the financial covenants for DryShips and the cross-default provision relating to the DryShips' outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet will not result in a crossdefault under the Deutsche Bank Credit Facilities that would provide Ocean Rig's lenders thereunder with the right to accelerate Ocean Rig's outstanding debt under these facilities.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

In addition, the amendments also removed the automatic prepayment mechanism under the Deutsche Bank Credit Facilities. Ocean Rig is also required to increase its debt service reserve account by an aggregate amount of $57,000 beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, Ocean Rig is permitted to pay dividends, make distributions and effect redemptions or returns of share capital up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash evidenced through cash flow forecasts for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by Ocean Rig of the financial covenants, the unconditional and irrevocable payment guarantees of DryShips will be reinstated; pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the loans upon a failure by Ocean Rig to pay such amount.

In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that Ocean Rig fails to pay. The amount payable by DryShips under the guarantees will be limited to $214,000 with respect to the facility for the Ocean Rig Poseidon and $225,000 with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection therewith under the guarantees. The guarantees do not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips' indebtedness for its drybulk carrier and tanker fleet.

On May 18, 2012, Ocean Rig signed an amendment under its $1,040,000 credit facility with DNB Bank ASA as agent, to amend the facility to, among other things, replace the cross-acceleration clause relating to DryShips' indebtedness with cross-acceleration clause to Ocean Rig's indebtedness under its other credit facilities. In September 2012, the outstanding balance of the loan has been fully repaid from the proceeds of the offering of the Drill Rigs Notes as discussed above.

On August 31, 2012, the Company entered into a supplemental agreement relating to the term bank loan dated July 23, 2008, for a shortfall in the security cover ratio and made a prepayment of $9,125.

On September 27, 2012, the Company entered into two supplemental agreements relating to the credit facility dated March 31, 2006, to cure a shortfall in the security cover ratio and pledged 7,800,000 of its shares of Ocean Rig as additional security. The share pledge expires on June 30, 2013.

On October 24, 2012, the Company entered into a secured term bank loan of up to $107,669 to partially finance the construction costs relating to the newbuilding tankers Alicante, Mareta and Bordeira which were delivered in January 2013. The facility bears interest at LIBOR plus a margin and is repayable in twenty-four semi-annual installments. During January 2013, the Company drew an amount of $100,856, related to the delivery of the above three tankers.

On December 20, 2012, the Company obtained two waiver letters relating to the two term bank loans dated October 5, 2007 and March 13, 2008, to amend certain terms and cure a shortfall in the security cover ratio. The waivers expire on December 31, 2013. These waivers are subject to definite documentation.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2011 and 2012, were $109,037 and $189,389, respectively. As of December 31, 2012, the Company is required to pay a quarterly commitment fee ranging from 0.25% to 1.08%, per annum of its undrawn portion of the line of credit.

The weighted-average interest rates on the above outstanding debt were: 4.80%, 5.45% and 6.35% for the years ended December 31, 2010, 2011 and 2012, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

The table below presents the movement for bank loans and notes throughout 2012:

Loan	Loan agreement date	Original Amount	December 31, 2011	New Loans	Repayments	December 31, 2012
Term Bank Loan	October 2, 2007	$35,000	$17,500	-	-	$17,500
Term Bank Loan	December 4, 2007	101,150	14,284	-	(14,284)	-
Term Bank Loan	October 5, 2007	90,000	61,500	-	(4,500)	57,000
Term Bank Loan	June 20, 2008	103,200	31,600	-	(4,350)	27,250
Term Bank Loan	May 13, 2008	125,000	51,000	-	(23,515)	27,485
Term Bank Loan	May 5, 2008	90,000	48,000	-	(6,000)	42,000
Term Bank Loan	November 16, 2007	47,000	20,000	-	(2,000)	18,000
Term Bank Loan	July 23, 2008	126,400	85,350	-	(21,525)	63,825
Term Bank Loan	March 13, 2008	130,000	38,265	-	(5,350)	32,915
Term Bank Loan	February 7, 2011	70,000	66,500	-	(4,667)	61,833
Term Bank Loan	April 20, 2011	32,313	31,236	-	(2,154)	29,082
Term Bank Loan	October 26, 2011	141,350	32,313	109,038	(7,281)	134,070
Term Bank Loan	April 15, 2011	800,000	766,667	-	(66,667)	700,000
Term Bank Loan	October 24, 2012	107,669	-	-	-	-
Credit Facility	March 31, 2006	753,637	344,373	-	(72,803)	271,570
Credit Facility	September 17, 2008	1,040,000	522,500	-	(522,500)	-
Credit Facility	March 19, 2012	87,654	-	19,065	(894)	18,171
Credit Facility	July 18, 2008	1,125,000	990,000	-	(82,500)	907,500
Credit Facility	February 14, 2012	122,580	-	38,000	(420)	37,580
Credit Facility	September 18, 2007	325,000	129,580	-	(26,522)	103,058
5% Convertibl Senior Unsecured Notes	November 21, 2009	460,000	700,000	-	-	700,000
9.5% Ocean Rig's Senior Unsecured Notes	April 27, 2011	$500,000	483,350	16,650	-	500,000
6.5% Drill Rigs Senior Secured Notes	September 20, 2012	$800,000	-	800,000	-	800,000

			$4,434,018	982,753	(867,932)	$4,548,839

The above loans and secured notes are secured by a first priority mortgage over the vessels, rigs and drillships, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business. In addition, some of the vessels owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

As of December 31, 2012, the shipping segment was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of December 31, 2012, the shipping segment was in breach of certain financial covenants, mainly the interest coverage ratio, contained in the Company's loan agreements relating to $769,098 of the Company's debt (Note 3). As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of its shipping segment's bank loans in breach amounting to $941,339 as current at December 31, 2012.

As of December 31, 2012, the drilling segment was in compliance with all its financial covenants.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31 2010, 2011 and 2012, amounted to $107,293, $178,040 and $222,635, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statements of operations.

The annual principal payments required to be made after December 31, 2012, including balloon payments, totaling $4,548,839 due through September 2024 are as follows:

2013	1,118,005
2014	876,667
2015	176,667
2016	1,110,000
2017	910,000
2018 and thereafter	357,500
Total principal payments	4,548,839
Less: Financing fees and equity component of notes	(162,124)

Total debt	4,386,715

12. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income/ (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company entered into FFAs and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

12.1 Interest rate swaps, cap and floor agreements: As of December 31, 2010, the Company had outstanding 34 interest rate swap, cap and floor agreements, of $2.5 billion notional amount. As of December 31, 2011 and 2012, the Company had outstanding 29 and 43 interest rate swap, cap and floor agreements, of $2.6 billion and $4.6 billion notional amount, respectively, maturing from March 2013 through November 2017. The amounts as of December 31, 2011, include two interest rate swaps resulting from the acquisition of OceanFreight. As of December 31, 2010, 31 of these agreements did not qualify for hedge accounting and, as such, changes in their fair values were included in the accompanying consolidated statement of operations, while three contracts did qualify for hedge accounting and, as such, changes in their fair values were included in "Accumulated other comprehensive income/(loss)". Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2011 and 2012, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the unrealized loss accumulated in "Accumulated other comprehensive income/(loss)" for previously designated cash flow hedges, which as of December 31, 2010, amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. During the year ended December 31, 2012, an amount of $22,904 was reclassified into the statement of operations. Included in the $22,904 is an amount of $13,088 that was transferred to the consolidated statements of operations immediately as a result of the early loan repayment of $1,040,000 credit facility, discussed in Note 11, which ended the forecasted transaction.

Apart from the unrealized loss discussed above, as of December 31, 2010, "Accumulated other comprehensive income/(loss)" also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for vessels and drillships under construction and acquisitions" amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2011 and 2012 and following the delivery of four drillships discussed in Note 6, the amounts of $368 and $549, respectively were reclassified into the statement of operations.

The estimated net amount of cash flow hedge losses at December 31, 2012, that will be reclassified into earnings within the next twelve months is $548.

The fair value of the above mentioned agreements equates to the amount that would be paid by the Company if the agreements were transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.

The change in the fair value of such agreements which do not qualify for hedge accounting for the years ended December 31, 2010, 2011 and 2012, amounted to a loss of $56,627, a gain of $28,566 and a gain of $54,506, respectively and is reflected under "Loss on interest rate swaps" in the accompanying consolidated statement of operations, while the change in fair value of the agreements that qualified for hedge accounting for the year ended December 31, 2010 amounted to a loss of $17,034 and is reflected under "Accumulated Other Comprehensive Loss" in the accompanying consolidated statements of stockholders' equity.

As of December 31, 2011 and 2012, security deposits of $33,100 and $8,000, respectively were provided as security by the Company. The Company has deposited also a cash collateral of $6,000 that is classified as current restricted cash. These amounts are expected to be released upon the delivery of Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena (Note 6).

As of December 31, 2012, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet due to the market loss in the respective swap agreements as of December 31, 2012.

12.2 Forward freight agreements: The Company has been trading in the FFA market since May 2009. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

  12. Financial Instruments and Fair Value Measurements - continued:

As of December 31, 2011 and 2012, the Company had zero open FFAs, respectively. None of the "mark to market" positions of the open FFA contracts qualified for hedge accounting treatment. The change in the fair value of such agreements for the years ended December 31, 2010, 2011 and 2012 amounted to a gain of $7,084, a gain of $1,063 and $0, respectively and is reflected under "Other, net" in the accompanying consolidated statement of operations.

12.3 Foreign currency forward contracts: As of December 31, 2010, the Company had twelve forward contracts to sell $28 million for NOK 174 million. As of December 31, 2011 and 2012, the Company had no outstanding forward contracts.

The change in the fair value of such agreements for the years ended December 31, 2010, 2011 and 2012, amounted to a gain of $1,104, a loss of $1,538 and $0, respectively and is reflected under "Other, net" in the accompanying consolidated statement of operations.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011 Fair value	December 31, 2012 Fair value	Balance Sheet Location	December 31, 2011 Fair value	December 31, 2012 Fair value
Interest rate swaps	Financial instruments- current assets	$-	$-	Financial instruments- current liabilities	$100,104	$85,844
Interest rate swaps	Financial instruments- non-current assets	-	996	Financial instruments- non-current liabilities	102,346	63,096

Total derivatives not designated as hedging instruments		$-	$996		$202,450	$148,940

Total derivatives		$-	$996	Total derivatives	$202,450	$148,940

 The Effect of Derivative Instruments on the Statement of Stockholders' Equity:

	Amount of Gain/ (Loss) Recognized in other comprehensive income/ (loss) on Derivatives (Effective Portion)
Derivatives designated for cash flow hedging relationships	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012

Interest rate swaps - Unrealized gains/(losses)	$(5,495)	$-	$-

Interest rate swaps - Realized losses associated with capitalized interest	(11,539)	-	-

Total	$(17,034)	$-	$-

No portion of the cash flow hedges shown above was ineffective during 2010.

During the years ended December 31, 2010, 2011 and 2012, the losses transferred from other comprehensive income/ (loss) to the statement of operations were $9,901, $13,456 and $23,453, respectively. The estimated net amount of

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 12. Financial Instruments and Fair Value Measurements - continued:

existing losses at December 31, 2012, that will be reclassified into earnings within the next twelve months related with cash flow hedges is $548.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Interest rate swaps	Loss on interest rate swaps	$(120,505)	$(68,943)	$(54,073)
Forward freight agreements	Other, net	(3,008)	1,016	-
Foreign currency forward contracts	Other, net	1,104	(1,538)	-

Total		$(122,409)	$(69,465)	$(54,073)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates. The Convertible Senior Notes, the OCR UDW Notes and the Drill Rigs Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the loan that has a fixed rate is estimated through Level 2 of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Convertible Senior Notes, OCR UDW Notes, Drill Rigs Notes and loans at December 31, 2012, are approximately $544,250, $519,065, $798,000 and $511,453, respectively, compared to a carrying amount net of financing fees of $601,000, $491,704, $781,001 and $450,433, respectively.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - liability position	$(202,450)	$-	$(202,450)	$-

Total	$(202,450)	$-	$(202,450)	$-

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps - asset position	$996	$-	$996	$-
Interest rate swaps - liability position	$(148,940)	$-	$(148,940)	$-

Total	$(147,944)	$-	$(147,944)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gains/ (Losses)
Non-Recurring measurements:
Long-lived assets held and used	$82,550	$-	$82,550	$-	$(32,584)

Total	$82,550	$-	$82,550	$-	$(32,584)

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
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

  13. Common Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers from the Non-controlling Interest:

The following table represents the effects of any changes in Dryships Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships Inc.

	Year Ended December 31,
	2010	2011	2012

Net income/(loss) attributable to Dryships Inc.	$188,327	$(70,128)	$(246,778)
Transfers to the non-controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(153,092)	(75,231)	(81,760)

Net transfers to the non-controlling interest	(153,092)	(75,231)	(81,760)

Net income/ (loss) attributable to Dryships Inc. and transfers to/from the non-controlling interest	$35,235	$(145,359)	$(328,538)

Issuance of common shares

Concurrently with the offering of the Notes discussed in Note 11, the Company entered into share lending agreements and issued 26,100,000 shares of common stock in November 2009 and 10,000,000 in April 2010, respectively, which it subsequently loaned to the underwriter pursuant to the share lending agreements. The Company received a one time loan fee of $0.01 per share.

In September 2010, the Company filed a universal shelf registration statement on Form F-3 relating to the offer and sale of up to $350,000 of the Company's common shares. Under this offering, the Company issued 74,818,706 of common stock. The net proceeds, after deducting commissions, amounted to $342,300.

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock ('Preferred Stock') under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig. The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig was more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 was the fair value of the 25% of the outstanding common shares of Ocean Rig in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) Fair value of the net assets of Ocean Rig; (ii) Discounted cash flow method; and (iii) Comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig of $318,000 less cash consideration of $50,000.

The changes in the Company's ownership interest in Ocean Rig did not represent a change in control and therefore the Company accounted for this transaction as an equity transaction with no gain or loss recorded in the statement of operations or comprehensive income. The difference between the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig and the amount the non-controlling interest was recognized as equity attributable to the parent.

The Preferred Stock accrued cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends were payable in preferred stock or cash, if cash dividends had been declared on common stock. Such accrued dividends were payable in additional shares of preferred stock immediately prior to any conversion.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

During 2011 and following each delivery of the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos,  the shares of Preferred Stock held by each holder, amounting to a total of 52,238,806 were converted, at the conversion price, into a total 40,971,612 shares of common stock. On each delivery date of the above drillships, the cumulative accrued stock dividend was converted into a total of 6,532,979 shares of Preferred Stock, which following the delivery of the last drilliship, were converted at the conversion price, into 5,123,905 shares of common stock.

Private placement

On December 21, 2010, the Company completed the sale of an aggregate of 28,571,428 of Ocean Rig common shares (representing approximately 22% of Ocean Rig's outstanding common stock) through a private offering, at the offering price of $17.50 per share. The Company received approximately $488,301 of net proceeds from the private offering. The net assets of Ocean Rig as of December 21, 2010, amounted to $2,427,121. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the consideration received and the amount attributed to the non-controlling interests which amounted to $153,092 was recognized in equity attributable to the controlling interest.

Sale of Ocean Rig shares

On April 17, 2012, the Company completed a public offering of an aggregate of 11,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $180,485 of net proceeds from the public offering. The net assets of Ocean Rig as of April 17, 2012, amounted to $3,003,954. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non-controlling interests which amounted to $81,760 was recognized in equity attributable to the controlling interest.

Treasury stock

During September 2011 and April 2012, the share borrower described in Note 11 returned to the Company an aggregate of 11,000,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock.

Repurchase program

On December 6, 2011, Ocean Rig announced that its board of directors had approved a repurchase program for up to a total of $500,000 of its common shares and 9.5% senior unsecured notes due 2016 (Note 11). Ocean Rig's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of December 31, 2012, Ocean Rig had not purchased any common shares or unsecured notes under the program described above.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

Partial Spin-off

On August 2, 2011, the Company's Board of Directors approved the partial spin-off of its interest in Ocean Rig. On October 5, 2011, the Company completed the partial spin off of the Ocean Rig by distributing an aggregate of 2,967,291 of the Ocean Rig common shares after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips' shareholders as of the record date of September 21, 2011, or $60,191, as an adjustment to "Additional Paid-in Capital" being the carrying amount of Ocean Rig's net assets transferred, with a corresponding credit to non-controlling interests. "Additional Paid-in Capital" was similarly adjusted by $926 for the portion of the accumulated other comprehensive loss transferred to the non-controlling interests. In lieu of fractional shares, DryShips' transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips' shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of the Ocean Rig's common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On October 19, 2011, an amount of 255,036 shares of the total shares that were distributed in the partial spin off were returned to Dryships pursuant to the Share Lending Agreements, dated April 21, 2010 and November 19, 2009, by and between DryShips and Deutsche Bank AG, London Branch, as share borrower (Note 11).

At December 31, 2011, the balance of non-controlling interests was also adjusted by $3,488, with an equal offset (debit) in "Additional Paid-in Capital", to reflect the exact percentage (rounded to the second decimal) of non-controlling interests as of that date.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company's Board of Directors declared a dividend payable of one preferred share purchase right, ("Right"), to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding common share. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock or additional shares of common stock. As of December 31, 2012, no exercise of any Rights had occurred. As of July 9, 2009, an amendment was effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

14. Equity incentive plan:

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, George Economou. The shares vested quarterly in eight equal installments with the first installment of 125,000 common shares vesting on May 28, 2008. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $75.09 per share. As of December 31, 2012, the shares have vested in full.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors. The non-vested common stock vested evenly over a three-year period with the first vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59. As of December 31, 2012, these shares have vested in full.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to an executive of the Company. The shares vested in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54. As of December 31, 2012, the shares have vested in full.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares vesting on the grant date; 1,000,000 shares vesting on December 31, 2010 and 2011, respectively; and 1,500,000 shares vesting on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of December 31, 2012, the shares have vested in full.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vested in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of December 31, 2012, the shares have vested in full.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for CEO rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of December 31, 2012, 3,000,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of December 31, 2012, 10,000 of these shares have vested.

A summary of the status of the Company's non vested shares as of December 31, 2010, 2011 and 2012 and movement for the years ended December 31, 2010, 2011 and 2012, is presented below. There were no shares forfeited in 2011 and 2012, while 3,600 shares were forfeited during 2010.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2009	202,971	$48.69
Granted	4,503,000	6.05
Forfeited	(3,600)	33.59
Vested	(2,171,173)	10.00
Balance December 31, 2010	2,531,198	$6.04
Granted	9,015,000	5.50
Vested	(3,036,048)	5.68
Balance December 31, 2011	8,510,150	$5.60
Vested	(2,505,150)	5.83

Balance December 31, 2012	6,005,000	$5.50

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

	Number of vested shares	Weighted average grant date fair value per vested shares
As at December 31, 2009	885,650	$74.59
Granted and vested	2,002,000	6.05
Non vested shares granted in prior years and vested 2010	169,173	56.73

As at December 31, 2010	3,056,823	$28.71
Granted and vested	2,005,000	5.50
Non vested shares granted in prior years and vested 2011	1,031,048	6.03

As at December 31, 2011	6,092,871	$17.23
Non vested shares granted in prior years and vested 2012	2,505,150	5.83

As at December 31, 2012	8,598,021	$13.91

As of December 31, 2010, 2011 and 2012, there was $9,414, $32,413 and $19,725, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of six years. The amounts of $24,200, $26,568 and $12,686 are recorded in "General and administrative expenses", in the accompanying consolidated statement of operations for the years ended December 31, 2010, 2011 and 2012, respectively. The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012, were $12,466, $9,658 and $4,008, respectively.

Ocean Rig UDW Inc.

On February 14, 2012, Ocean Rig's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of Ocean Rig`s subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years, one third on each December 31, 2012, 2013 and 2014.The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, Ocean Rig's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares awarded to an officer of Ocean Rig. The fair value of the shares on the grant date was $15.75 and the shares will vest in March 2013.

As of December 31, 2012, 2,500 of these shares have vested, while 77,150 shares were forfeited due to employees' resignations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

A summary of the status of Ocean Rig's non vested shares as of December 31, 2012 and movement during the year then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2011	-	-
Granted	153,150	16.34
Forfeited	(77,150)	16.28
Vested	(2,500)	16.50

Balance December 31, 2012	73,500	$16.40

As of December 31, 2012, there was $633 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig. That cost is expected to be recognized over a period of three years. An amount of $613 represents the stock based compensation expense for the period and is recorded in "General and administrative expenses", in the accompanying consolidated statement of operations for the year ended December 31, 2012.

15. Pension liability:

As of December 31, 2012, the Company's majority owned subsidiary, Ocean Rig has three pension benefit plans, out of eight defined benefit and contribution plans for 44 onshore employees managed and funded through Norwegian life insurance companies. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic pension cost and a December 31 measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of the Company's December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 15. Pension liability - continued:

The following table presents the change in the projected benefit obligation for the years ended December 31:

	2011	2012

Benefit obligation at January 1	$8,097	$9,920
Service cost for benefits earned	1,445	1,440
Interest cost	329	259
Actuarial gains	539	20
Benefits paid	(87)	(60)
Payroll tax of employer contribution	(57)	(92)
Foreign currency exchange rate changes	(346)	799
Benefit obligation at end of year	$9,920	$12,286

The following table presents the change in the value of plan assets for the years ended December 31, 2011 and 2012 and the plans' funded status at December 31:

	2011	2012

Fair value of plan assets at January 1	$7,495	$7,374
Expected return on plan assets	356	242
Actual return on plan assets	(604)	(542)
Employer contributions	406	655
Settlement	(87)	(60)
Foreign currency exchange rate changes	(192)	560
Fair value of plan assets at end of year	$7,374	$8,229
Unfunded status at end of year	$2,546	$4,057

Amounts included in 'Accumulated other comprehensive income/(loss)' that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	2010	2011	2012

Net actuarial loss	$3,046	$2,104	$1,467
Prior service cost	-	-	-
Defined benefit plan adjustment, net of tax of $0	$3,046	$2,104	$1,467

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans at December 31, 2011 and 2012, was $7,037,  and $8,887, respectively.

 The net periodic pension cost recognized in the consolidated statements of operations was $2,008, $1,534 and $ 1,641 for the years ended December 31, 2010, 2011 and 2012, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 15. Pension liability - continued:

The following table presents the components of net periodic pension cost:

	Year ended December 31,
	2010	2011	2012

Expected return on plan assets	$(395)	$(356)	$(242)
Service cost	2,021	1,445	1,440
Interest cost	334	329	259
Amortization of actuarial loss	47	116	184
Settlement	1	-	-
Net periodic pension cost	$2,008	$1,534	$1,641

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in "Accumulated other comprehensive income/(loss)":

	Year ended December 31,
	2010	2011	2012

Net actuarial loss/(gain)	$1,101	$234	$(581)

Prior service cost (credit)	(1,020)	1,133	276
Amortization of actuarial loss	(506)	(425)	942
Total defined benefit plan adjustments net of tax $0	$(425)	$942	$637

The estimated net loss for pension benefits that will be amortized from "Accumulated other comprehensive income/(loss)" into the periodic benefit cost for the next fiscal year is $226.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2012, contributions amounting to $655 in total, have been made to the defined benefit pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan's portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company's projected benefit obligations, pension liabilities, pension cost and other comprehensive income/(loss). The Company bases its determination of pension cost on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted average assumptions used to determine net periodic pension cost:

	December 31, 2010	December 31, 2011	December 31, 2012
Weighted average assumptions
Expected return on plan assets	5.40%	4.10%	4.00%
Discount rate	4.00%	2.60%	2.30%
Compensation increases	4.00%	3.50%	3.50%

The Company's investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP requires disclosures for financial assets and liabilities that are re-measured at fair value at least annually.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 15. Pension liability - continued:

The following table set forth the pension assets at fair value as of December 31:

	2011	2012
Share and other equity investments	$1,123	$1,467
Bonds and other security - fixed yield	3,402	4,432
Bonds held to maturity	1,261	661
Properties and real estate	1,279	1,226
Money market	78	88
Other	231	355
Total plan net assets at fair value	$7,374	$8,229

The law requires a low risk profile hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

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

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real estate assets, do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a readily available market value for these investments existed, and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximate fair value. Investments in real estate assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximates fair value. Real estate assets are valued at amounts based upon appraisal reports prepared by appraisals performed by the investment managers, which management has determined approximate fair value.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	December 31,
	2011	2012
Shares and other equity instruments	15%	18%
Bonds	64%	62%
Properties and real estate	17%	15%
Other	4%	5%

Total	100%	100%

The US GAAP require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Pension liability - continued:

Level 1:

Financial instruments valued on the basis of quoted prices for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

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

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Pension liability - continued:

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$887	$-	$-	$887
Non-US Equities	209	-	371	580
Fixed Income:
Government Bonds	628	33	-	661
Corporate Bonds	3,546	886	-	4,432
Alternative Investments:
Hedge funds and limited partnerships	-	355	-	355
Cash and cash equivalents	88	-	-	88
Real Estate	-	-	1,226	1,226

Net Plan Net Assets	$5,358	$1,274	$1,597	$8,229

The tables below set forth a summary of changes in the fair value of the pension assets classified as level 3 investment assets for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011	2012

Balance, beginning of year	$1,338	$1,587
Actual return on plan assets:
Assets still held at reporting date	177	63
Purchases, sales, issuances and settlements (net)	72	(53)

Net Plan Net Assets	$1,587	$1,597

The following pension benefits contributions are expected to be paid by the Company during the years ending:

December 31, 2013	$93
December 31, 2014	135
December 31, 2015	135
December 31, 2016	220
December 31, 2017	181
December 31, 2018 – 2021	2,190

Total pension payments	$2,954

The Company's estimated employer contribution to the define benefit pension plan for the fiscal year 2013 is $1,122.

The Company has five defined contribution pension plans that include 714 employees. The contribution to the defined contribution pension plans for the years 2010, 2011 and 2012, was $1,775, $3,738 and $5,205, respectively.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies:

16.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company's fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of the Company and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. On December 2, 2011, the parties entered into a settlement agreement for the full and final settlement of all disputes relating to the relevant memorandum of agreement, pursuant to the terms of which, the case was fully settled.

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price.

As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On March 5, 2009, a complaint against certain of the Company's current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to the Company in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The plaintiff appealed and on October 5, 2011 the Supreme Court affirmed dismissal. On December 7, 2011, the plaintiff sent a letter requesting the Company's board to take certain action with respect to the allegations in his former complaint. On January 5, 2012, the board established a Special Committee consisting of five disinterested directors to investigate the plaintiff's request. The relevant investigation has been completed and the Special Committee unanimously recommended to the Company's board of directors that the plaintiff's demand letter be rejected. Following the Special Committee's recommendation, the board of directors authorized the Special Committee to respond to plaintiff that the relevant demand had been rejected. The Special Committee notified the plaintiff of the same on February 20, 2013.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies - continued:

16.1 Legal proceedings - continued:

A securities class action lawsuit captioned Khan et al. v. DryShips Inc., et al., was brought on November 25, 2011, in the United States District Court for the Eastern District of Missouri (Case No. 4:11-cv-02056). The complaint was amended on December 16, 2011. It is brought by two shareholders (purporting to represent a class of plaintiffs and seeking certification as class representatives) against the Company and several of its officers and directors, as well as against Deutsche Bank AG and Merrill Lynch & Co., Inc., in their capacities as underwriters of certain of the Company's equity offerings. The amended complaint alleges violations of certain provisions of the Exchange Act and the regulations there under in connection with a number of publicly issued statements made by the Company (alleged to be false and misleading) and breaches of fiduciary duties owed to the Company in connection therewith. The amended complaint has not yet been served on the Company. On April 17, 2012, the District Court sua sponte ordered Plaintiffs to show cause why the amended complaint should not be dismissed for failure to serve. Plaintiffs responded and on May 10, 2012, the Court granted extended Plaintiffs' time to serve the amended complaint through November 15, 2012, which was filed on May 22, 2012. The defendants never responded to this complaint, and the Plaintiffs filed a Notice of Voluntary Dismissal, without prejudice of their claims against the Defendants on June 25, 2012. An order of dismissal was signed on July 2, 2012. The matter is deemed closed.

A securities class action captioned Rabbani et al. v. DryShips Inc., et al., was brought on January 24, 2012, in the United States District Court for the Eastern District of Missouri (Case No. 4:12-cv-00130). It is similar to the Khan action, described above. Plaintiffs again substantively purport to represent a class of shareholders and seek certification as class representatives. The complaint was served on January 23, 2012, on the Company's registered office in Majuro, Marshall Islands. An amended complaint was filed on May 16, 2012. The defendants in June 2012 filed a Joint Memorandum in support of a motion to dismiss this lawsuit on grounds that it does not meet mandatory requirements of applicable U.S. laws. By memorandum and order dated November 6, 2012, the District Court granted defendant's motion and dismissed Plaintiffs' amended complaint. The matter is deemed closed.

On May 3, 2010, the vessel Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel-owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Capitola and entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan ("ECP"). It has been agreed that DryShips's current vessel manager, TMS Bulkers, will carry out the ECP for DryShips's vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips' vessels. The court applied a fine of approximately $2.4 million part of which amounting to approximately $2.0 million was reimbursed by the Company to Cardiff.

The Company's drilling rig the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.1 million during the year ended December 31, 2012, which is included in "Legal settlements and other, net" in the consolidated statements of operations.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies - continued:

16.1 Legal proceedings - continued:

The vessels Capri, Capitola and Samatan, were on long-term time charters to KLC, pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the "Original Charterparties") per each vessel, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties. During 2012, the New Charterparties, were terminated on agreed terms.

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (Case No. 11-cv-7218), against OceanFreight, the Company, Ocean Rig, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleged violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint set out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. On or about January 10, 2012, the plaintiff filed a formal Notice of Voluntary Dismissal of her action on this matter. The case is closed.

16.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of December 31, 2012, for a period of three fiscal years:

Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$511,915	$365,795	$146,120	$-
Drillship shipbuilding contracts	1,566,876	1,179,776	-	387,100

Total obligations	$2,078,791	$1,545,571	$146,120	$387,100

16.3 Contractual charter and drilling revenue

Future minimum contractual charter and drilling revenue, based on vessels, rigs and drillships committed to non-cancelable, long-term time and bareboat charter and drilling contracts as of December 31, 2012, will be $1,249,929 during 2013, $1,539,880 during 2014, $1,202,512 during 2015, $549,780 during 2016, $67,494 during 2017 and $21,522 during 2018 and thereafter. These amounts do not include any assumed off-hire.

16.4 Rental payments

The Company's majority-owned subsidiary, Ocean Rig has operating leases mostly relating to premises, the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen. As of December 31, 2012, the future obligations amount to $2,774 for the year ending December 31, 2013, and $1,396 for the year ending December 31, 2014 and $422 for the years ending December 31, 2015 and 2016.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	Year ended December 31,
	2011			2012
	Attributable to Dryships Inc	Attributable to non controlling interest	Total	Attributable to Dryships Inc	Attributable to non controlling interest	Total
Cash flows hedges unrealized loss	$(16,921)	$(5,983)	$(22,904)	$-	$-	$-
Cash flows hedges realized loss	(11,893)	(4,204)	(16,097)	(10,130)	(5,418)	(15,548)
Senior notes unrealized loss	(1,350)	-	(1,350)	-	-	-
Actuarial pension gain	1,554	550	2,104	955	512	1,467

Total	$(28,610)	$(9,637)	$(38,247)	$(9,175)	$(4,906)	$(14,081)

18. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2010	2011	2012

Interest incurred on long-term debt	$99,044	$156,088	$205,070
Amortization and write-off of financing fees	8,249	21,952	17,565
Amortization of convertible notes discount	26,516	34,144	38,855
Amortization of share lending agreement-note issuance costs	2,617	2,974	2,983
Other	8,850	7,083	4,622
Capitalized interest	(78,451)	(76,068)	(58,967)

Total	$66,825	$146,173	$210,128

19. Segment information:

The Company has three reportable segments from which it derives its revenues: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of trading of the drilling rigs and drillships through ownership and trading of such drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The tables below present information about the Company's reportable segments as of and for the years ended December 31, 2010, 2011 and 2012.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Segment information - continued:

	Drybulk Segment			Drilling Segment			Tanker Segment			TOTAL
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
Revenues	$457,804	$365,361	$227,141	$401,941	$699,649	$941,903	$-	$12,652	$41,095	$859,745	$1,077,662	$1,210,139

Vessels and rigs/drillships operating expenses	71,245	81,947	69,640	119,369	281,833	563,583	-	9,342	16,499	190,614	373,122	649,722

Depreciation and amortization	117,799	103,436	94,716	75,092	164,632	225,650	-	6,213	15,092	192,891	274,281	335,458
(Gain)/loss on sale of assets	(10,893)	2,603	1,046	1,458	754	133	-	-	-	(9,435)	3,357	1,179
Impairment charge	3,588	144,688	-	-	-	-	-	-	-	3,588	144,688	-
General and administrative expenses	65,874	70,974	52,576	22,702	46,718	83,647	-	5,555	9,712	88,576	123,247	145,935
Gain/(loss) on interest rate swaps	(80,202)	(35,488)	(13,229)	(40,303)	(33,455)	(36,974)	-	-	(3,870)	(120,505)	(68,943)	(54,073)
Gain/(loss) on FFA's	-	(4,724)	(13,934)	-	-	-	-	4,724	13,934	-	-	-
Income taxes	-	-	-	(20,436)	(27,428)	(43,957)	-	-	-	(20,436)	(27,428)	(43,957)

Net income/(loss)	20,373	(144,314)	(115,423)	170,077	97,463	(129,396)	-	(435)	(43,774)	190,450	(47,286)	(288,593)
Net income/(loss) attributable to Dryships Inc.	20,373	(144,314)	(115,423)	167,954	74,621	(87,581)	-	(435)	(43,774)	188,327	(70,128)	(246,778)
Interest and finance cost	(91,421)	(90,447)	(95,545)	24,596	(59,487)	(112,316)	-	3,761	(2,267)	(66,825)	(146,173)	(210,128)
Interest income	9,402	6,733	3,645	12,464	9,810	553	-	32	5	21,866	16,575	4,203
Change in fair value of derivatives (gain)/loss	15,320	(23,041)	(41,801)	33,119	(15,114)	(16,063)	-	-	3,358	48,439	(38,155)	(54,506)

Total assets	$2,470,323	$2,124,848	$2,020,180	$4,389,905	$6,066,646	6,278,860	$124,266	$430,195	$579,451	$6,984,494	$8,621,689	8,878,491

The drilling revenue shown in the table below is revenue per country based upon the location where the drilling takes place:

	2010	2011	2012

Ghana	$227,649	$230,018	$175,595
Turkey	176,228	50,183	-
Norway	(715)	-	-
Brazil	-	(617)	233,569
Namibia	-	-	33,212
Ivory Coast	-	89,686	-
Greenland	-	253,125	136
Angola	-	-	79,884
Falkland	-	-	166,795
Equatorial Guinea	-	-	56,297
Tanzania	-	78,424	196,416

Total leasing and service revenues	$403,162	$700,819	$941,903

The Company's vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the years ended December 31,
	2010			2011			2012
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$188,327	-	$-	$(70,128)	-	$-	(246,778)	-	$-
Less: Series A Convertible
Preferred stock dividends	(13,624)	-	-	(4,466)	-	-	-	-	-
-Less: Non-vested common stock dividends declared and undistributed earnings	(2,139)	-	-	-	-	-	-	-	-

Basic EPS
Income/(loss) available to common stockholders	$172,564	268,858,688	$0.64	$(74,594)	355,144,764	$(0.21)	(246,778)	380,159,088	(0.65)

Dilutive effect of securities
Preferred stock dividends	13,624	36,567,164	-	-	-	-	-	-	-

Diluted EPS
Income/(loss) available to common stockholders	$186,188	305,425,852	$0.61	$(74,594)	355,144,764	$(0.21)	(246,778)	380,159,088	(0.65)

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 20. Earnings per share - continued:

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig (Note 13). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrued cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends were payable in additional shares of preferred stock immediately prior to any conversion. During 2011 and following each delivery of the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, the shares of the Series A Convertible Preferred Stock held by each holder, amounting to a total of 52,238,806 shares, were converted, at the conversion price, into a total 40,971,612 shares of common stock. On each delivery date of the above drillships, the cumulative accrued stock dividend was converted into a total of 6,532,979 shares of Series A Convertible Preferred Stock, which following the delivery of the last drillship, were converted at the conversion price, into 5,123,905 shares of common stock.

For the years ended December 31, 2011 and 2012, Series A Convertible Preferred Stock and non-vested, participating restricted common stock are not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the years ended December 31, 2011 and 2012 due to the losses in 2011 and 2012, respectively. As of December 31, 2010 no restricted stock was included in the computation of diluted earnings per share because the effect is anti-dilutive.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the years ended December 31, 2011 and 2012, since they are out-of-the-money.

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 11), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. None of the shares were dilutive since the average share price for the period the Notes were issued until December 31, 2010, 2011 and 2012, did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement. During 2011 and 2012 the share borrower returned an aggregate of 11,000,000 of the above loaned shares to the Company, which were not retired.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Income Taxes:

21.1 Drybulk and Tanker Segments

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which Dryships and the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the United States Internal Revenue Code (the "Code") and the regulations there under, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation's stock is owned, directly or indirectly, by individuals who are "residents" of the foreign corporation's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test"). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is "primarily and regularly traded on an established securities market" in the United States (the "Publicly-Traded Test") will be treated as owned by individuals who are "residents" in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test.

The Company believes that it satisfied the Publicly-Traded Test for its 2010, 2011 and 2012 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Marshall Islands. As such, each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2012 taxable year.

21.2 Drilling Segment:

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

The components of Ocean Rig's income/(losses) before taxes are as follows:

	Year ended December 31,
	2010	2011	2012

Domestic income/(loss) (Marshall Islands)	$174,794	$190,940	$(67,582)
Foreign income/(loss)	(19,597)	(68,214)	(20,797)

Total income/(loss) before taxes	$155,197	$122,726	(88,379)

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Income Taxes - continued

21.2 Drilling Segment - continued:

The components of the Company's tax expense were as follows:

	Year Ended December 31,
	2010	2011	2012

Current Tax expense	$20,227	$27,637	$43,957
Deferred Tax expense / (benefit)	209	(209)	-

Income taxes	$20,436	$27,428	$43,957

Effective tax rate	13%	22%	(50)%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2012, 97 % of the current tax expense was related to withholding tax in Brazil, Angola, Equatorial Guinea, Ivory Coast and Ghana. In 2011, approximately 95% of the current tax expense was related to withholding tax in Ghana, Tanzania and Turkey, while in 2010 approximately 95% of the current tax expense was related to withholding tax in Ghana and Turkey.

Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2010	2011	2012
Change in valuation allowance	$(14,922)	$(41,870)	$6,311
Differences in tax rates	14,177	(3,288)	(3,896)
Effect of permanent differences	40	2	120
Adjustments in respect to current income tax of previous years	281	(766)	184
Effect of exchange rate differences	1,465	(3,318)	(1,599)
Withholding tax	19,395	26,132	42,837
Loss of tax loss carry forward because of liquidation	-	50,536	-

Total	$20,436	$27,428	$43,957

Ocean Rig has for 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2010, 2011 and 2012, most of its activities were in Marshall Islands with tax rate of zero.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Income Taxes - continued

21.2 Drilling Segment - continued:

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year ended December 31,
	2011	2012
Deferred tax assets
Net operations loss carry forward	$8,015	$8,707
Accelerated depreciation of assets	31	107
Pension	713	1,136

Total deferred tax assets	$8,759	$9,950

Less: valuation allowance	(8,759)	(9,950)

Total deferred tax assets, net	$-	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2012, the valuation allowance for deferred tax assets is increased from $8,759 in 2011 to $9,950 in 2012 reflecting an increase in net deferred tax assets during the period. The increase is primarily a result of an increase of deferred tax assets in the Falkland Islands. This increase was partly set off by a reduction of deferred tax asset due to utilization or loss of tax loss carry forwards in Norway in 2012.

As of December 31, 2011, the net operating losses on a gross basis are $25,593 and are mainly related to losses in Norway, Brazil, Canada and Greenland. As of December 31, 2012, the net operating losses on a gross basis are $32,961 and are mainly related to Canada and the Falkland Islands.  These losses are available indefinitely for offset against future taxable profits of the company in which the losses arose.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Income Taxes - continued

21.2 Drilling Segment - continued:

The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. As of December 31, 2012, Ocean Rig was not subject to any examinations on tax matters. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables and uncertain tax positions are regarded as immaterial.

The Company's tax returns in the major jurisdictions in which it operates, are generally subject to examination for periods ranging from three to six years.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2010, 2011 and 2012, the Company had no unrecognized tax benefits and did not incur any interest or penalties.

Ocean Rig, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2011 and 2012 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized.

22. Subsequent Events:

22.1 On January 9, 2013, Ocean Rig entered into a drilling contract with Exxonmobil Exploration and Production Ireland (Offshore) Limited, or ExxonMobil, for a one-well program for the Eirik Raude for drilling offshore Ireland. The contract has an estimated duration of up to six months. The Eirik Raude is scheduled to commence this contract in the first quarter of 2013, following the completion of its current contract and the cancellation from European Hydrocarbons Limited, or European Hydrocarbons, discussed below. Under the contract, Ocean Rig has the option to extend the contract for three more wells.

22.2 On February 1, 2013, Ocean Rig entered into a firm four-well program plus options, with Lukoil Overseas Sierra-Leone B.V., or Lukoil, for the Eirik Raude for drilling offshore West Africa. The contract has estimated duration of approximately 12 months. The Eirik Raude is scheduled to commence this contract in the second half of 2013, following the completion of its contract with ExxonMobil discussed above.

22.3 On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $123,188 of net proceeds from the public offering.

DRYSHIPS INC.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22. Subsequent Events - continued:

22.4 On February 28, 2013, Ocean Rig signed definitive documentation for a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the newbuilding drillships Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, three of the Ocean Rig's seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, respectively. The facility has a five-year term and a repayment profile of approximately 11 years and will bear interest at LIBOR plus a margin.

22.5 On March 3, 2013, Ocean Rig's customer European Hydrocarbons Limited, or European Hydrocarbons unilaterally cancelled Ocean Rig's drilling contract in West Africa for the Eirik Raude. Under the terms of the contract, European Hydrocarbons will have to reimburse the Company with an early termination payment of approximately $13.7 million plus accrued work performed to date. The total effect on the future revenues (Note 16) will amount to $14.1 million less revenues from this contract during fiscal year 2013.

22.6 On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company.  This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at LIBOR plus 300 basis points per annum.  The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig UDW that the Company owns, which pledge will be automatically released upon repayment of credit.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Balance Sheets
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391	$45,619
Restricted cash	5,140	52,265
Due from related parties	26,146	21,959
Other current assets	282	327

Total current assets	31,959	120,170

NON-CURRENT ASSETS:
Restricted cash	47,533	-
Investments in subsidiaries*	5,393,250	5,129,133

Total non-current assets	5,440,783	5,129,133

Total assets	$5,472,742	$5,249,303

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$54,325	$269,436
Due to subsidiaries*	1,341,243	1,472,759
Financial instruments	42,982	33,633
Due to related parties	664	4,704
Other current liabilities	4,489	4,433

Total current liabilities	1,443,703	1,784,965

NON-CURRENT LIABILITIES
Long term debt, net of current portion	844,307	601,000
Financial instruments	39,404	16,878

Total non-current liabilities	883,711	617,878

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2011 and 2012; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2011 and 2012, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2011 and 2012; 424,762,094 and 424,762,224 shares issued and outstanding at December 31, 2011 and 2012, respectively	4,247	4,247
Treasury stock; $0.01 par value; 1,000,000 and 11,000,000 shares at December 31, 2011 and 2012, respectively	(10)	(110)
Additional paid-in capital	2,908,950	2,837,525
Accumulated other comprehensive loss	(28,610)	(9,175)
Retained earnings	260,751	13,973

Total stockholders' equity	3,145,328	2,846,460

Total liabilities and stockholders' equity	$5,472,742	$5,249,303

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011	2012

EXPENSES:
General and administrative expenses	$(43,893)	$(42,903)	$(29,408)

Operating loss	(43,893)	(42,903)	(29,408)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(77,731)	(83,025)	(85,692)
Interest income	479	658	3,065
Gain/(loss) on interest rate swaps	(64,162)	(27,807)	(9,513)
Other, net	(1,610)	3,809	672

Total other (expenses), net	(143,024)	(106,365)	(91,468)

Equity in earnings/(loss) of subsidiaries*	375,244	79,140	(125,902)

Net income/(loss)	$188,327	$(70,128)	$(246,778)

Earnings/(loss) per share, basic	0.64	(0.21)	(0.65)
Weighted average number of shares, basic	268,858,688	355,144,764	380,159,088
Earnings/(loss) per share, diluted	0.61	(0.21)	(0.65)
Weighted average number of shares, diluted	305,425,852	355,144,764	380,159,088

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011	2012
- Net income/(loss)	$188,327	$(70,128)	$(246,778)
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on cash flows hedges	(5,694)	-	-
- Realized gain/(loss) on cash flows hedges associated with capitalized interest	(11,450)	-	-
- Unrealized gain/(loss) on senior notes	-	(1,350)	2,059
- Reclassification of gain associated with Senior Notes to Consolidated Statement of Operations, net	-	-	(709)
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	-	10,077	15,261
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	-	281	371
- Actuarial gains/(losses)	349	(716)	(416)

Other comprehensive income/(loss)	$(16,795)	$8,292	$16,566

Comprehensive income/(loss)	$171,532	$(61,836)	$(230,212)

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars)

	2010	2011	2012

Net Cash Used in Operating Activities	$(106,952)	$(109,444)	$(86,475)

Cash Flows from Investing Activities:
Investments in subsidiaries	(762,639)	(266,665)	(107,463)
Restricted cash	(30,429)	3,607	408

Net Cash Used in Investing Activities	(793,068)	(263,058)	(107,055)

Cash Flows from Financing Activities:
Due to subsidiaries	425,467	522,339	131,516
Proceeds from issuance of convertible notes	237,202	-	-
Principal payments of long-term debt	(94,746)	(159,117)	(72,804)
Net proceeds from common stock issuance	341,774	-	-
Net proceeds from sale of shares in subsidiary	-	-	180,485
Proceeds from share-lending arrangement	100	-	-
Payment of financing costs	(314)	-	(439)

Net Cash Provided by Financing Activities	909,483	363,222	238,758

Net (decrease) / increase in cash and cash equivalents	9,463	(9,280)	45,228
Cash and cash equivalents at beginning of year	208	9,671	391

Cash and cash equivalents at end of year	$9,671	$391	$45,619

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2010, 2011 and 2012, did not receive cash dividends from its subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2013.

The Parent Company is the borrower under the credit facility dated March 31, 2006 and guarantor under the remaining shipping segment's loans outstanding at December 31, 2012 amounting to 669,769.

In November 2009 and April 2010, the Parent Company issued $400,000 and $220,000, respectively, aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes"), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 and $20,000, respectively, Notes were purchased. Accordingly, $460,000 and $240,000, respectively, in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 and $237,202, respectively, after underwriter commissions.

The principal payments required to be made after December 31, 2012 for the loans discussed above are as follows:

Year ending December 31,	Amount
2013	$271,570
2014	700,000
Total principal payments	971,570
Less-Financing fees and equity component of notes	(101,134)
Total debt	$870,436

As of December 31, 2012, the Company was in breach of certain financial covenants, mainly the interest coverage ratio, contained in its bank loan agreement. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified its bank loan amounting to $271,570 as current at December 31, 2012.

See Note 3 "Going concern" and Note 11 "Long-term Debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.