Form 20-F
period 2013-12-31
DryShips Inc.
filed 2014-02-21
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________

FORM 20-F
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, there were 432,654,477 shares of the registrant's common stock, $0.01 par value, outstanding.

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;

●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

●	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;

●	our ability to successfully employ both our existing and newbuilding drybulk and tanker vessels and drilling units;

●
our drilling contract backlog, drilling contract commencements, drilling contract terminations, drilling contract option exercises, drilling contract revenues, drilling contract awards and rig and drillship mobilizations and performance provisions,

●
our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels and drilling units (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	statements about drybulk and tanker shipping market trends, charter rates and factors affecting supply and demand;

●	statements about the offshore drilling market, including supply and demand, utilization rates, dayrates,

●	our expectations regarding the availability of vessel and drilling unit acquisitions; and

●	anticipated developments with respect to pending litigation.

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

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data are derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

3.A.(i)  STATEMENT OF OPERATIONS

	Year Ended December 31,
(In thousands of Dollars except per share and share data)	2009	2010	2011	2012	2013
STATEMENT OF OPERATIONS
Total revenues	$819,834	$859,745	$1,077,662	$1,210,139	$1,492,014
Voyage expenses	28,779	27,433	20,573	30,012	103,211
Vessels, drilling rigs and drillships operating expenses	201,887	190,614	373,122	649,722	609,765
Depreciation and amortization	196,309	192,891	274,281	335,458	357,372
Loss/(gain) on sale of assets, net	(2,045)	(9,435)	3,357	1,179	-
Gain on contract cancellation	(15,270)	—	(6,202)	—	-
Contract termination fees and other	259,459	—	—	41,339	33,293
Vessel impairment charge	1,578	3,588	144,688	—	43,490
Gain from vessel insurance proceeds	—	—	(25,064)	—	-
General and administrative expenses – cash(1)	55,871	64,376	96,679	132,636	173,298
General and administrative expenses – non-cash	38,070	24,200	26,568	13,299	11,424
Legal settlements and other, net	—	—	—	(9,360)	4,585

Operating income	55,196	366,078	169,660	15,854	155,576
Interest and finance costs	(84,430)	(66,825)	(146,173)	(210,128)	(332,129)
Interest income	10,414	21,866	16,575	4,203	12,498
Gain/(loss) on interest rate swaps	23,160	(120,505)	(68,943)	(54,073)	8,373
Other, net	(3,574)	10,272	9,023	(492)	2,245

Income/(loss) before income taxes	766	210,886	(19,858)	(244,636)	(153,437)
Income taxes	(12,797)	(20,436)	(27,428)	(43,957)	(44,591)

Net Income/(loss)	(12,031)	190,450	(47,286)	(288,593)	(198,028)
Less: Net (income)/loss attribute to non-controlling interests	(7,178)	(2,123)	(22,842)	41,815	(25,065)

Net income/(loss) attributable to DryShips Inc.	(19,209)	188,327	(70,128)	(246,778)	(223,093)
Net Income/ (loss) attributable to common stockholders	(26,706)	172,564	(74,594)	(246,778)	(223,149)
Earnings/(loss) per common share attributable to DryShips Inc. common stockholders, basic	$(0.13)	$0.64	$(0.21)	$(0.65)	$(0.58)

Weighted average number of common shares, basic	209,331,737	268,858,688	355,144,764	380,159,088	384,063,306
Earning / (loss) per common share attributable to DryShips Inc. common stockholders, diluted	$(0.13)	$0.61	$(0.21)	$(0.65)	$(0.58)
Weighted average number of common shares, diluted	209,331,737	305,425,852	355,144,764	380,159,088	384,063,306
Dividends declared per share	$—	$—	—	—	—
_______________________
(1)
Cash compensation to members of our senior management and our directors amounted to $5.3 million, $11.8 million, $6.8 million, $5.7 million and $4.8 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

3.A.(ii)  BALANCE SHEET AND OTHER FINANCIAL DATA

	As of and for the Year Ended December 31,
(In thousands of Dollars except per share and share data and fleet data)	2009	2010	2011	2012	2013

Total Current assets	$1,180,650	1,065,110	570,077	903,529	1,184,199
Total assets	5,806,995	6,984,494	8,621,689	8,878,491	10,123,692
Current liabilities, including current portion of long-term debt, net of deferred finance cost	1,896,023	935,435	756,263	1,573,529	2,171,714
Total long-term debt, including current portion	2,684,684	2,719,692	4,241,835	4,386,715	5,568,003
DryShips common stock	2,803	3,696	4,247	4,247	4,326
Number of shares outstanding	280,326,271	369,649,777	424,762,094	424,762,244	432,654,477
Total DryShips Inc. stockholders' equity	2,812,542	3,255,827	3,145,328	2,846,460	2,613,636
OTHER FINANCIAL DATA
Net cash provided by operating activities	294,124	476,801	349,205	237,529	245,980
Net cash used in investing activities	(169,950)	(1,680,748)	(1,822,394)	(389,947)	(1,234,330)
Net cash provided by financing activities	265,881	902,308	1,332,802	243,225	1,241,542

EBITDA (1)	263,913	447,613	361,179	338,562	498,501

DRYBULK FLEET DATA:
Average number of vessels (2)	38.12	37.21	35.80	35.67	37.15
Total voyage days for drybulk carrier fleet (3)	13,700	13,430	12,831	13,027	13,442
Total calendar days for drybulk carrier fleet (4)	13,914	13,583	13,068	13,056	13,560
Drybulk carrier fleet utilization (5)	98.46%	98.87%	98.19%	99.78%	99.13%

(In Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (6)	30,336	32,045	26,912	15,896	12,062
Vessel operating expenses (7)	5,434	5,245	6,271	5,334	5,796

TANKER FLEET DATA
Average number of vessels (2)	—	—	2.64	6.27	9.86
Total voyage days for tanker fleet (3)	—	—	963	2,293	3,598
Total calendar days for tanker fleet (4)	—	—	963	2,293	3,598
Tanker fleet utilization	—	—	100%	100%	100%

(In Dollars)
AVERAGE DAILY RESULTS
Time Charter Equivalent (6)	—	—	12,592	13,584	12,900
Vessel Operating Expenses (7)	—	—	9,701	7,195	7,286
________________________________
(1)
EBITDA, a non-U.S. GAAP measure, represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations. Please see below for a reconciliation of EBITDA to net income attributable to DryShips, the most directly comparable financial measure calculated in accordance with U.S. GAAP.

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

(6)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table below reflects the calculation of our TCE rates for the periods presented.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

	For the Year Ended December 31,
(Dollars in thousands)	2009	2010	2011	2012	2013

Net income/(loss) attributable to DryShips Inc.	(19,209)	188,327	(70,128)	(246,778)	(223,093)

Add: Net interest expense/income	74,016	45,959	129,598	205,925	319,631
Add: Depreciation and amortization	196,309	192,891	274,281	335,458	357,372
Add: Income taxes	12,797	20,436	27,428	43,957	44,591

Drybulk Carrier Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2009	2010	2011	2012	2013

Voyage revenues	444,385	457,804	365,361	227,141	191,024
Voyage expenses	(28,779)	(27,433)	(20,047)	(20,064))	(28,886)

Time charter equivalent revenues	415,606	430,371	345,314	207,077	162,138

Total voyage days for drybulk fleet	13,700	13,430	12,831	13,027	13,442
Time charter equivalent (TCE) rate	30,336	32,045	26,912	15,896	12,062

Τanker Segment	Year Ended December 31,
(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	2009		2010	2011	2012	2013

Voyage revenues	-		-	12,652	41,095	120,740
Voyage expenses	-		-	(526)	(9,948)	(74,325)
Time charter equivalent revenues	-		-	12,126	31,147	46,415

Total voyage days for drybulk fleet			-	963	2,293	3,598
Time charter equivalent (TCE) rate		-	-	12,592	13,584	12,900

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

The degree of charterhire rate volatility among different types of drybulk vessels has varied widely; however, the prolonged downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the overall drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25-year record low of 647 in 2012. While the BDI increased to 1,271 as of January 23 2014, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

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

Because we currently employ 19 of our vessels in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have six vessels scheduled to come off of their current charters in 2014 for which we will be seeking new employment. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

●	natural disasters and other disruptions in international trade;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

The factors that influence the supply of vessel capacity include:

●	the number of newbuilding deliveries;

●	port and canal congestion;

●	the scrapping rate of older vessels;

●	vessel casualties; and

●	the number of vessels that are out of service.

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

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of January 1st 2014, newbuilding orders had been placed for an aggregate of more than 20.7% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Currently, some of our spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, upon the expiration or termination of our vessels' current non-spot charters, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Currently, six of the charters for our drybulk vessels are scheduled to expire 2014.

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

The fair market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

●	prevailing level of charter rates;

●	general economic and market conditions affecting the shipping industry;

●	types and sizes of vessels;

●	supply of and demand for vessels;

●	other modes of transportation;

●	cost of newbuildings;

●	governmental and other regulations; and

●	technological advances.

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

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values persist at their current levels or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. Due to our decision to sell certain vessels and based on the agreed-upon sales price, an impairment charge of $144.7 million, $0 million and $43.5 million, for each of the years ended December 31, 2011, 2012 and 2013, respectively, was recognized.

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 7.7% for the year ended December 31, 2013, as compared to approximately 7.9% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is a significant factor in negotiating charter rates.  Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

TMS Bulkers Ltd., or TMS Bulkers, manager of the vessel Oliva, one of our Panamax drybulk carriers, reported that on March 16, 2011, the vessel ran aground at Nightingale Island, which is part of the "Tristan Da Cunha" group of islands in the South Atlantic Ocean. At the time of the incident the vessel was on its way from Santos, Brazil to China, loaded with 65,266 metric tons of soya beans. The following day the vessel broke in two. Both the vessel and the cargo are lost and are considered to be actual total losses for insurance purposes. In addition, bunkers leaked from the damaged hull, which has affected the local birdlife and marine environment. There were no injuries to the 22 crew members on board.

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

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

●	marine disaster;

●	environmental accidents;

●	cargo and property losses or damage;

●	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

●	piracy.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

●	worldwide production and demand for oil and gas and any geographical dislocations in supply and demand;

●	the cost of exploring for, developing, producing and delivering oil and gas;

●	expectations regarding future energy prices;

●	advances in exploration, development and production technology;

●	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

●	the level of production in non-OPEC countries;

●	government regulations;

●	local and international political, economic and weather conditions;

●	domestic and foreign tax policies;

●	development and exploitation of alternative fuels;

●	the policies of various governments regarding exploration and development of their oil and gas reserves; and

●
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

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

●	the availability of competing offshore drilling vessels and the level of newbuilding activity for drilling vessels;

●	the level of costs for associated offshore oilfield and construction services;

●	oil and gas transportation costs;

●	the discovery of new oil and gas reserves;

●	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

●	regulatory restrictions on offshore drilling.

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

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of January 2014 consisted of 129 units, comprised of 61 semi-submersible rigs and 68 drillships. An additional 15 semi-submersible rigs and 68 drillships were under construction or on order as of January 2014, which would bring the total fleet to 212 drilling units by the end of 2020.  A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

Our drilling rigs and drillships, which we refer to collectively as our drilling units, operate in various regions throughout the world. Our drilling rigs, the Leiv Eiriksson and the Eirik Raude are currently drilling in the Norwegian Continental Shelf  and Ivory Coast respectively. Our drillships, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, are operating offshore Brazil and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, are operating offshore Angola. The newly delivered Ocean Rig Skyros is currently undergoing the acceptance testing and it is expected to commence drilling operations to offshore Angola.

In the past, the Eirik Raude has operated in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana, West Africa and the Ivory Coast, while the Leiv Eiriksson has operated offshore Greenland, West Africa, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands, Norway and in the North Sea, and the Ocean Rig Corcovado and the Ocean Rig Olympia have operated offshore Greenland and West Africa, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

●	terrorist and environmental activist acts, armed hostilities, war and civil disturbances;

●
acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have generally increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

●	significant governmental influence over many aspects of local economies;

●	seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;

●	political unrest;

●	foreign and U.S. monetary policy, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls, imposition of trade barriers;

●	regulatory or financial requirements to comply with foreign bureaucratic actions;

●	changing taxation policies, including confiscatory taxation;

●	other forms of government regulation and economic conditions that are beyond our control; and

●	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

●	the equipping and operation of drilling units;

●	repatriation of foreign earnings;

●	oil and gas exploration and development;

●	taxation of offshore earnings and earnings of expatriate personnel; and

●	use and compensation of local employees and suppliers by foreign contractors.

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

The factors that influence demand for tanker capacity include:

●	supply of and demand for oil and oil products;

●
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts, which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

●	regional availability of refining capacity;

●	environmental and other legal and regulatory developments;

●	the distance oil and oil products are to be moved by sea;

●	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

●
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

●	currency exchange rates;

●	weather and acts of God and natural disasters;

●	competition from alternative sources of energy and from other shipping companies and other modes of transport;

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

●	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

●	current and expected purchase orders for tankers;

●	the number of tanker newbuilding deliveries;

●	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

●	the scrapping rate of older tankers;

●	the successful implementation of the phase-out of single-hull tankers;

●	technological advances in tanker design and capacity;

●	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

●	port and canal congestion;

●	price of steel and vessel equipment;

●	conversion of tankers to other uses or conversion of other vessels to tankers;

●	the number of tankers that are out of service; and

●	changes in environmental and other regulations that may limit the useful lives of tankers.

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

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition the total newbuilding order books for Suezmax and Aframax vessels scheduled to enter the fleet through 2014 currently stand at 5.9% and 4.3% respectively, and there can be no assurance that the order books will not increase further in proportion to the existing fleets. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The market value of our vessels may fluctuate significantly, and we may incur losses when we sell vessels following a decline in their market value.

The fair market value of our tanker vessels may have declined recently, and may decrease further depending on a number of factors including:

●	general economic and market conditions affecting the shipping industry;

●	competition from other shipping companies;

●	supply of and demand for tankers and the types and sizes of tankers we own;

●	alternative modes of transportation;

●	ages of vessels;

●	cost of newbuildings;

●	governmental or other regulations;

●	prevailing level of charter rates; and

●	technological advances.

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

We estimate the recoverable amount as the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired.  The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.  Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition or operating results.

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the tanker newbuilding order book, which extends to 2017, equaled approximately 12.3% of the existing world oil tanker fleet as of January 1, 2014, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash once we take delivery of our newbuilding tankers.

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

As of December 31, 2013, we were in compliance with the financial covenants contained our debt agreements relating to our offshore drilling segment, but we were in breach of certain financial covenants, contained in our loan agreements relating to our shipping segments, under which a total of $450.3 million was outstanding as of December 31, 2013. Even though as of the date of this annual report, none of the lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2013, these breaches constitute potential events of default that may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and due to the cross-acceleration and cross-default provisions contained in our credit facilities relating to our drybulk and tanker fleet, all of our outstanding indebtedness relating to our drybulk and tanker fleet, amounting to approximately $942.8 million as of December 31, 2013, has been classified as current.  As a result, we reported a working capital deficit of $987.5 million at December 31, 2013. See Note 3 to our consolidated financial statements included in this annual report.

On August 1, 2013, we entered into two supplemental agreements relating to two term bank loans dated October 5, 2007 and March 13, 2008, respectively, to amend certain terms and cure a shortfall in the security cover ratio, and pledged an aggregate of 5,450,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.

In addition, on November 18, 2013, we signed a Supplemental Agreement with HSH Nordbank, as Agent, for an amendment of certain terms under our $628.8 million credit facility dated March 31, 2006, as amended. Under the terms of this agreement on November 21, 2013, the lending syndicate led by HSH applied our previously pledged restricted cash of $55.0 million against the next five quarterly installments. In addition, the lending syndicate has agreed to relax various financial covenants through the end of 2014. On November 22, 2013, the pledge of 7,800,000 shares of Ocean Rig, which were previously pledged to the lenders under our $628.8 million senior and junior loan agreements dated March 31, 2006, were released back us.  Furthermore, we have entered into an amendment to one of our credit facilities to reduce the loan-to-value ratio required to be maintained under the facility until 2016. There can be no assurance that we will be in compliance with the loan-to-value ratios contained in these credit facilities when the share pledge expires or the original covenant comes back into effect or that the relevant lenders would permit further amendments to the collateral arrangements with respect to future breaches of the loan-to-value ratios.

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our drybulk and tanker fleet, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our drybulk and tanker fleet, under which a total of $942.8 million was outstanding as of December 31, 2013. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would impair our ability to conduct our business and continue as a going concern. Further, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

As of February 14, 2013, none of our lenders had declared an event of default under the relevant loan agreements. However, our breaches under certain of those loan agreements constitute potential events of default that may result in acceleration of such indebtedness and potential cross-acceleration or cross-default events under our other credit facilities relating to our drybulk and tanker fleet.

We expect that our lenders will not demand payment of the loans relating to our drybulk and tanker fleet under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and firm financing agreements that are currently in place.   We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and tanker fleet with cross-default provisions which amounted to approximately $942.8 million in the aggregate as of December 31, 2013, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Our inability to comply with certain financial and other covenants under our loan agreements relating to our shipping segments and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2013, we were in breach of certain financial and other covenants contained in our loan agreements relating to our shipping segments and our lenders may choose to accelerate our indebtedness relating to such segments. As a result, we reported a working capital deficit of $987.5 million at December 31, 2013. Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue and enter into firm financing agreements to meet our scheduled obligations as they become due and the continued support of our lenders. These conditions raise significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern except for the shipping segments' bank debt and the restricted cash classification under current liabilities and current assets, respectively.

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

In addition to the loan-to-value ratio requirements and financial covenants relating to our financial position, operating performance and liquidity contained in our credit facilities, our credit facilities also contain restrictions on our ability to, among other things:

●	enter into other financing arrangements;

●	incur or guarantee additional indebtedness;

●	create or permit liens on our assets;

●	consummate a merger, consolidation or sale of our all or substantially all of our assets or the shares of our subsidiaries;

●	make investments;

●	change the general nature of our business;

●	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;

●	incur dividend or other payment restrictions affecting the restricted subsidiaries under the indenture governing our Senior Secured Notes (as defined below);

●	change the management and/or ownership of our vessels and drilling units;

●	enter into transactions with affiliates;

●	transfer or sell assets;

●	amend, modify or change our organizational documents;

●	make capital expenditures;

●	change the flag, class or management of our vessels or drilling units;

●	drop below certain minimum cash deposits, as defined in our credit facilities; and

●	compete effectively to the extent our competitors are subject to less onerous restrictions.

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

As of December 31, 2013, on a consolidated basis, we had $5.7 billion in aggregate principal amount of indebtedness outstanding and $450.0 million in additional credit available to us under our credit facilities. We intend to use the available borrowings to partially finance the acquisition of our seventh generation drillship scheduled for delivery in March 2014, under which an aggregate of $365.6 million is due in 2014., and we expect to incur substantial additional indebtedness in order to fund the estimated remaining contractual obligations, excluding financing costs, amounting to $986.5 million in the aggregate for our two newbuilding drillships and 4 newbuilding drybulk vessels as of February 14, 2014, and any further growth of our fleet.

This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

●
we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness;

●	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

●	we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

●
we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

●	our ability to refinance indebtedness may be limited or the associated costs may increase;

●	less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns; and

●
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

We may not be able to refinance our Convertible Senior Notes which are due December 1, 2014 on favorable terms

Our Convertible Senior Notes are due December 1, 2014.  While we intend to refinance our Convertible Senior Notes prior to their maturity, we cannot guarantee that we will be able to do so on terms favorable to us.  While we have been successful in refinancing and restructuring our debt in the past, certain factors such as prevailing market conditions at the time and the state of the world economy may prohibit us from refinancing our Convertible Senior Notes on terms that are favorable to us. Our inability to refinance the Convertible Senior Notes on favorable terms may have an adverse effect on our revenue and financial position.

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

As of December 31, 2013, 20 of our vessels were employed under time charters. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates.

Twelve of the vessels in our fleet provide for charter rates that are significantly above current market rates. Should any of our counterparties under these charters fail to honor its obligations under our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

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

As of February 14, 2014, the future contracted revenue for our fleet of operating drilling units, or our drilling contract backlog, was approximately $4.1 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We may be unable to secure ongoing drilling contract, including for the Ocean Rig Santorini, our uncontracted seventh generation drillship to be delivered in December 2015, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2014 to the first quarter of 2018. In addition, we have entered into a three-year drilling contract for the Ocean Rig Apollo, our seventh generation drillships scheduled for delivery in January 2015 which is expected to commence upon delivery of the drillship from the shipyard or to the drilling location. We have aslo entered into a five wells or a minimum of a 275 day contract for the Ocean Rig Skyros, our seventh generation drillship delivered in December 2013 and we have also received a letter of award for the same drillship for drilling offshore West Africa for a period of six years.  We cannot guarantee that we will enter into definitive documentation for the drilling contract for the Ocean Rig Skyros for which we have received a letter of award or that we will be able to secure employment for the Ocean Rig Santorini, our seventh generation drillshop scheduled for delivery in December 2015.

Our ability to renew the drilling contracts or obtain new drilling contracts for our drilling units, including our seventh generation drillship for which we have not yet secured employment, will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

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

We currently operate a fleet of 38 drybulk vessels, of which 19 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates. In addition, we currently employ all of our tankers in the spot market. We have also agreed to acquire 4 newbuilding drybulk vessels, which are expected in 2014, some of which may be employed in the spot market upon their delivery to us. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters.

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

Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, six of which are scheduled to expire in 2014, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

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

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013. However, due to the

Company's decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $144.7 million, $0 million and $43.5 million, for each of the years ended December 31, 2011, 2012 and 2013, respectively, was recognized.

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

Amounts in thousand of US dollars	2013
Level of impairment	5 year	3 year	1 year
Drybulk carriers	$481,463	$718,017	$694,298
Drybulk carriers under construction	-	12,000	12,000
Tankers	117,458	117,458	117,458
Total	$598,921	$847,475	$823,756

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

We, through our majority-owned subsidiary, Ocean Rig UDW, have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of three seventh generation drillships that are scheduled to be delivered to us in March 2014, January 2015 and  December 2015, respectively. The estimated total project cost for our three seventh generation drillships, excluding financing costs, is approximately $1.8 billion, of which an aggregate of approximately $1,227.7 million was outstanding as of December 31, 2013. In order to complete the construction of our seventh generation drillships expected to be delivered in 2015, we will need to procure additional financing.  We expect to finance the remaining delivery payments of these seventh generation drillships with cash on hand, operating cash flow, equity financing and additional bank debt.

Furthermore, we have entered into contracts for the construction of four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014. As of February14, 2014, we had remaining construction costs of $124.4 million in the aggregate with respect to our four newbuilding Panamax Ice Class 1A drybulk vessels. We have not secured financing for the remaining construction costs for these vessels.

We cannot be certain that additional financing to complete the construction of our two newbuilding drillships and drybulk carriers will be available on acceptable terms or at all.  If additional bank financing is not available when needed, or is available only on unfavorable terms, we may be unable to take delivery of one or more of our two newbuilding drillships or drybulk vessels, in which case we would be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $322.2 million in the aggregate, as of December 31, 2013. We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our newbuilding drillships and drybulk vessels to third parties to the extent completed.

Construction of vessels and drilling units is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

As of February 14, 2014, we had entered into contracts for the construction of (i) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (ii) three seventh generation drillships, scheduled for delivery in March 2014, January 2015 and December 2015, respectively. The deliveries of our newbuilding vessels are delayed.

From time to time in the future, we may also undertake new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our vessels and drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

●	shipyard unavailability;

●	shortages of equipment, materials or skilled labor for completion of repairs or upgrades to our equipment;

●	unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;

●	financial or operating difficulties experienced by equipment vendors or the shipyard;

●	unanticipated actual or purported change orders;

●	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

●	engineering problems, including those relating to the commissioning of newly designed equipment;

●	design or engineering changes;

●	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

●	work stoppages;

●	client acceptance delays;

●	weather interference, storm damage or other events of force majeure;

●	disputes with shipyards and suppliers;

●	shipyard failures and difficulties;

●	failure or delay of third-party equipment vendors or service providers;

●	unanticipated cost increases; and

●	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

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

As of February 14, 2014, we had paid an aggregate of $552.8 million to Samsung in connection with our seventh generation drillships currently scheduled for delivery in March 2014, January 2015 and December 2015.

In addition, as of February 14, 2014, we had entered into contracts for the construction of  four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014. As of February 14, 2014, we had made total yard payments in the amount of approximately $11.6 million for these vessels in the aggregate. The deliveries of these vessels are delayed.

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

Currently, our revenues in the offshore drilling segment depend on two ultra-deepwater drilling rigs and six drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues in the offshore drilling segment are dependent on the drilling rig Leiv Eiriksson, which is currently drilling on the Norwegian Continental Shelf, the drilling rig Eirik Raude, which is currently drilling in Ivory Coast, and the drillships Ocean Rig Corcovado, Ocean Rig Mykonos and Ocean Rig Mylos, which are currently operating offshore Brazil, Ocean Rig Olympia and Ocean Rig Poseidon  which are currently operating offshore Angola and the Ocean Rig Skyros which is currently undergoing the acceptance testing  and it is expected to to commence drilling operations offshore Angola. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms.

In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only eight drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

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

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

●	locate and acquire suitable vessels and drilling units;

●	identify and consummate acquisitions or joint ventures;

●	enhance our customer base;

●	manage our expansion; and

●	obtain required financing on acceptable terms.

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

The hull and machinery of every commercial drybulk vessel, tanker and drilling unit must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. All of our drybulk vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2012. Our four operating drillships are due for their first Special Periodical Surveys in 2016. Our two operating seventh generation drillships are due for their first Special Periodical Surveys in 2018.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of February 14, 2014, the 38 vessels in our drybulk carrier fleet had an average age of 9.7 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

As of December 31, 2013, we had entered into 27 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2013 did not, and our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. At December 31, 2013, the fair value of our interest rate swaps was a net liability of $59.1 million.

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

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner, Great British Pounds, Canadian dollars, Euros or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2013, approximately 60% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

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

We depend entirely on TMS Bulkers and TMS Tankers to manage and charter our drybulk fleet and tankers fleet, respectively.

With respect to our operations in the drybulk and tanker shipping sectors, we currently have 17 employees, including our President and Chief Executive Officer, our Chief Financial Officer and our Senior Vice President Head of Accounting and Reporting. Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk and tanker vessels, including crewing, maintenance and repair, to TMS Bulkers, and TMS Tankers Ltd., or TMS Tankers, respectively. TMS Bulkers and TMS Tankers are beneficially majority-owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. The loss of the services or TMS Bulkers or TMS Tankers or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against TMS Bulkers and TMS Tankers if they default on their obligations to us, you will have no recourse against either of them. Further, we are required to seek approval from our lenders to change our manager.

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

Our major shareholder is controlled by Mr. George Economou, who controls four entities that, in the aggregate, were deemed to beneficially own, directly or indirectly, approximately 14.0% of our outstanding common shares as of February 14, 2014. Mr. Economou controls TMS Bulkers and TMS Tankers. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and TMS Bulkers and TMS Tankers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers and tankers managed by TMS Tanker and/ or other companies affiliated with TMS Bulkers or TMS Tankers and Mr. Economou.

In particular, TMS Bulkers or TMS Tankers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations in the offshore drilling sector.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2013, through the subsidiaries of Ocean Rig UDW, we employed 1,742 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members of our drillships. We will need to recruit additional qualified personnel as we take delivery of our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

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

We expect that we and each of our vessel-owning subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders, resident in jurisdictions other than "qualified foreign countries", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half of the days during the taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

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

During the year ended December 31, 2013, none of our vessels has called on ports located in, and none of our drilling units has operated in, countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria; however our vessels and drilling units may call on ports or operate in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

We may be subject to premium payment calls because we obtain some of our insurance through protection and indemnity associations.

For our drybulk and tanker vessels, we may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world's commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Although there is no cap to the amount of such supplemental calls, historically, supplemental calls for our fleet have ranged from 0% to 40% of the annual insurance premiums, and in no year were such amounts material to the results of our operations. For the drilling units, we may be subject to increased premium payments, or calls, in amounts based on our claim records.

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

International and U.S. accounting standard-setting boards (the International Accounting Standards Board ("IASB") and the Financial Accounting Standards Board ("FASB")) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term.proposed changes to the accounting for operating and finance leases. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee's balance sheet as liabilities which would also change the income and expense recognition patterns of those items.  Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB and FASB's are redeliberations of certain topics  is expected to extend through much of 2014 and an effective date has not yet been determined.reconsidering their original proposals to address concerns raised by constituents and expect to issue revised proposals in the first quarter of 2013. Accordingly, the timing and ultimate effect of those proposals on the Company is uncertain.

Risks Relating to Our Common Shares

Our Chairman, President and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, approximately 14.0% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of February 14, 2014, our Chairman, President and Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, approximately 14.0% of our outstanding common shares and therefore may have the power to exert considerable influence over our actions. The interests of our Chairman, President and Chief Executive Officer may be different from your interests.

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

Our common shares commenced trading on the NASDAQ National Market, now the NASDAQ Global Market, in February 2005. Our common shares now trade on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common shares may be volatile and may fluctuate due to factors such as:

●            actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●            mergers and strategic alliances in the drybulk shipping industry;

●            market conditions in the drybulk shipping industry and the general state of the securities markets;

●            changes in government regulation;

●            shortfalls in our operating results from levels forecast by securities analysts; and

●            announcements concerning us or our competitors.

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

These provisions include:

●	authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common shares entitled to vote for the directors;

●	prohibiting stockholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

●	limiting the persons who may call special meetings of stockholders;

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

●	restricting business combinations with interested shareholders.

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

Item 4.   Information on the Company

A.           History and Development of the Company

DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at 74-76 V.Ipeirou Street, Amaroussion, GR 151 25 Greece. Our telephone number at that address is 0030-210-809-0570.

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

On December 6, 2011, we announced that the board of directors of Ocean Rig UDW had approved a repurchase program through December 31, 2013 for up to a total of $500.0 million of Ocean Rig UDW's common shares and Senior Unsecured Notes. As of December 31, 2013, no repurchases had been made under the repurchase program.

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

As of February 14, 2014, we had 453,492,059 common shares outstanding and we owned 78,301,755 shares, or 59.4%, of Ocean Rig UDW's outstanding common shares.

On October 4, 2013, we filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200 million of our common shares. In connection with the offering, we entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23.7 million, after deducting commissions, while in 2014, 20,837,582 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $84.5 million, after deducting commissions.

Vessel Acquisitions and Dispositions

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

During 2013 to date, we (i) took delivery of our two newbuilding Aframax tankers, Alicante and Mareta, and one newbuilding Suezmax tanker, Bordeira, and paid construction costs of an aggregate of $111.8 million in connection with the delivery of the vessels;(ii) took delivery of our newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively, and paid construction costs of an aggregate of $99.4 million in connection with the delivery of the vessels;(iii) concluded two Memoranda of Agreements for the sale of two Capesize newbuildings, H1241 and H1242, for a sale price of $71.0 million in the aggregate; (iv) accepted an offer from an entity affiliated with George Economou for the novation of the shipbuilding contracts of two VLOC under construction, H1239 and H1240; and (v) through our majority owned subsidiary, Ocean Rig, took deliveryof the Ocean Rig Mylos, and the Ocean Rig Skyros.

As of February 14, 2014, we had entered into contracts for the construction of (i) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (ii) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in March 2014, January 2015 and December 2015, respectively.

As of February 14, 2014, we had made pre-delivery payments of  $11.6 million in the aggregate relating to our four newbuilding Panamax Ice Class 1A drybulk vessels and we had remaining construction costs of  $124.4 million, for which we have not secured financing.

As of February 14, 2014, we had made pre-delivery payments of $552.8 million in the aggregate for our three seventh generation drillships under construction. The total remaining construction payments for these drillships amounted to approximately $1,227.7 million in the aggregate, excluding financing costs, as of February 14, 2014. We have not yet arranged financing for the remaining construction payments relating to the construction of two of our three seventh generation drillships. We plan to finance these costs with new debt or equity financing. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

B.           Business Overview

Overview

We are an international provider of ocean transportation services for drybulk and petroleum cargoes through our ownership and operation of drybulk carrier vessels and oil tankers and offshore drilling services through the ownership and operation by our majority-owned subsidiary, Ocean Rig UDW, of ultra-deepwater drilling units.

As of February 14, 2014, we owned a fleet of (i) 38 drybulk carriers, comprised of 12 Capesize, 24 Panamax and 2 Supramax vessels, which have a combined deadweight tonnage of approximately 4.1 million dwt and an average age of approximately 9.7 years; (ii) eight drilling units, comprised of two modern, fifth generation, advanced capability ultra-deepwater semisubmersible offshore drilling rigs, four sixth generation, advanced capability ultra-deepwater drillships and two seventh generation, advanced capability ultra-deepwater drillships; and (iii) ten oil tankers, comprised of six Aframax and four Suezmax tankers.

In addition, as of February 14, 2014, we had entered into contracts for the construction of (i) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (ii) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in March 2014, January 2015 and December 2015, respectively. See "—Our Offshore Drilling Operations—Newbuilding Drillships and Operations to Purchase Newbuilding Drillships."

Our drybulk carriers, drilling units and oil tankers operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Ocean Rig UDW comprises our entire offshore drilling segment, which represented approximately 76% of our total assets and approximately 79% of our total revenues for the year ended December 31, 2013. As we have done in the past, we may, in the future, sell a minority voting and economic interest in Ocean Rig UDW in a public offering or distribute, or spin off, a minority voting and economic interest in Ocean Rig UDW to holders of our voting stock. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

In addition, we may sell a minority voting and economic interest in our wholly-owned subsidiary, Olympian Heracles Holding, the indirect owner and operator of our oil tankers, in a public offering sometime in the future. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Olympian Heracles Holding to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. Olympian Heracles Holding owns our operating tankers. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions

Our Fleet

Set forth below is summary information concerning our fleet as of February 14, 2013.

Drybulk Vessels

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Capesize:
Rangiroa	2013	206,000	Capesize	T/C	$23,000	Apr-18	Nov-23
Negonego	2013	206,000	Capesize	T/C	$21,500	Mar-20	Feb-28
Fakarava	2012	206,000	Capesize	T/C	$25,000	Sept-15	Sept-20
Mystic	2008	170,040	Capesize	T/C	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	T/C	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	T/C	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	T/C	$23,500	May-14	Feb-19
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	T/C	$11,500	Jun-14	Oct-14
Alameda	2001	170,662	Capesize	T/C	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	T/C	$10,000	Nov-13	Mar-14

Average age based on year built/ Sum of DWT/ Total number of vessels	7.2 years	2,174,680	12

							Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery		Gross rate per day	Earliest	Latest
Panamax:
Raraka	2012	76,037	Panamax	T/C		$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	T/C		$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	Spot	$	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked		T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	$	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot		Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	$	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot		Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	T/C		$$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked		T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked		T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	$	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot		Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot		Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot		Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot		Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked		T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot		Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot		Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot		Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot		Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot		Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot		Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot		Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	10.8 years	1,798,274	24

Supramax:
Byron	2003	51,118	Supramax	Spot		Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot		Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	11.5 years	102,319	2
Totals (38)
Average age based on year built / Sum of DWT/ Total number of vessels	9.7 years	4,075,273	38

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Under Construction
Panamax:
Newbuilding Ice – class Panamax 1	2014	75,900	Panamax	N/A	N/A	N/A	N/A
Newbuilding Ice – class Panamax 2	2014	75,900	Panamax	N/A	N/A	N/A	N/A
Newbuilding Ice – class Panamax 3	2014	75,900	Panamax	N/A	N/A	N/A	N/A
Newbuilding Ice – class Panamax 4	2014	75,900	Panamax	N/A	N/A	N/A	N/A

Drilling Units

Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Term(1)	Average Maximum Dayrate	Drilling Location
Operating Drilling Rigs
Leiv Eiriksson	2001/5th	7,500	30,000	Rig Management Norway AS(2)	Q2 2013 – Q2 2016	$545,000	Norwegian Continental Shelf
Eirik Raude	2002/5th	10,000	30,000	Lukoil Overseas Sierra-Leone B.V	Q3 2013 – Q4 2014	$575,000	Sierra Leone, Ivory Coast
Operating Drillships
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2012–Q2 2015	$447,414(3)	Brazil
Ocean Rig Olympia	2011/6th	10,000	40,000	Total E&P Angola	Q3 2012–Q3 2015(4)	$593,246	West Africa
Ocean Rig Poseidon	2011/6th	10,000	40,000	ENI Angola S.p.A.	Q2 2013–Q2 2016	$690,300(5)	Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2012–Q1 2015	$442,551 (3)	Brazil
Ocean Rig Mylos	2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2013–Q4 2016	$614,700(6)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	Total E&P Angola	Q1 2014-Q4 2014	$575,000	Angola
				Major Oil Company (7)	Q4 2014		West Africa
Newbuilding Drillships
Ocean Rig Athena	Q1 2014/7th	12,000	40,000	ConocoPhillips Angola 36 & 37 Ltd	Q1 2014–Q2 2017	$655,836(8)	Angola
Ocean Rig Apollo	Q1 2015/7th	12,000	40,000	Total E&PCongo	Q1 2015-Q1 2018	$585,819(9)	West Africa
Ocean Rig Santorini	Q4 2015/7th	12,000	40,000

(1)           Not including the exercise of any applicable options to extend the term of the contract.

(2)           Rig Management Norway is the coordinator for the consortium under the contract. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the second quarter of 2016.

(3)           Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table is based on the February 14, 2014 exchange rate of R$2.42:$1.00.

(4)           Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate of $584,450, adjusted annually for inflation, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

(5)           The maximum dayrate of $690,300 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $670,000 will increase annually at a rate of 3%, beginning twelve months after the commencement date, during the term of the contract. ENI has the option to extend the term of the contract by two optional periods of one-year each. In the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

(6)           On November 4, 2013 the Ocean Rig Mylos commenced drilling operations with Repsol at an average maximum dayrate of approximately $614,700 over the term of the contract. A portion of the maximum dayrate is service fees paid to us in Real (R$). The average maximum dayrate disclosed in this table is based on the February 14, 2014 exchange rate of R$2.42:$1.00. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

(7)           On December 20, 2013 the Ocean Rig Skyros was delivered and is currently undergoing the acceptance testing and it is expected to commence drilling operations to offshore Angola. We have also received a letter of award from a major oil company for drilling offshore West Africa for a period of six years. The contract will commence in direct continuation of the previous contract and is subject to final documentation and receipt of regulatory approvals.

(8)           To commence upon delivery of the drillship from the shipyard or to the drilling location and the provisional acceptance of the drillship at an average maximum dayrate of $655,836 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 6% during the contract period. Under the contract, ConocoPhillips has the option to extend the initial contract period by up to two years.

(9)           The maximum dayrate of approximately $585,819 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $580,000 is subject to a fixed escalation of 2% during the contract period. Under the contract, the counterparty has the option to extend the initial contract period by up to two years.

Tankers

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A	N/A
Aframax
Alicante	2013	115,200	Aframax	Spot	N/A	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A	N/A

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

As of February 14 , 2014, 19 of our drybulk vessels were employed under time charters and 19 of our drybulk vessels were employed in the spot market.

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

During the year ended December 31, 2013, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (38%), Customer B (20%). During the year ended December 31, 2012, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer C (32%), Customer D (13%), Customer E (13%) and Customer F (17%).  During the year ended December 31, 2011, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer G (15%), Customer H (13%), Customer I (18%) and Customer J (10%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one customer providing a significant percentage of our income over an extended period of time.

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

To the extent that we must enter into new charters or renew an existing charters for vessels in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

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

The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25 year low of 647 in February 2012. While the BDI since increased to 1,271 as of January 23, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

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

The International Drybulk Shipping Industry

Drybulk cargo is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2013, approximately 4,307 million tons of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 27.8%, 25.9% and 8.6% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,237 million tons to 3,204 million tons, an increase of 43.2%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.5 million tons in 2001 to approximately 383.7 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 3,298 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.6 million tons in the second quarter of 2008 to a low of 97.7 million tons during the fourth quarter of 2008 representing a decrease of 18.3%. In 2009, seaborne trade in all drybulk commodities increased to 3,193 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 444.3 million tons in 2008 to 628.4 million tons in 2009. In 2010 and 2011, seaborne trade in all drybulk commodities increased to about 3,594 million tons and 3,828 million tons, respectively, representing an increase since 2009 of 12.6% and 16.6% respectively. During 2012, seaborne trade increased by 6.8% and Chinese iron ore imports rose by 8.5%. During 2013, seaborne trade increased by 5.4% and Chinese iron ore imports rose by 0.2%.

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

The global drybulk carrier fleet may be divided into five categories based on a vessel's carrying capacity. These categories consist of:

●
Very Large Ore Carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

●
Capesize vessels, which have carrying capacities of 110,000 – 199,999 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

●
Panamax vessels, which have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

●
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

●
Handysize vessels, which have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2014 represents approximately  9.8% of the world drybulk fleet as of January 1, 2014.The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Our Offshore Drilling Operations

Employment of our Drilling Units

The Leiv Eiriksson commenced a drilling contract in April 2013 with a consortium coordinated by Rig Management Norway, or Rig Management, for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000.  We also expect to receive approximately $83.0 million under the contract to cover mobilization and fuel costs as well as the cost of equipment upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the second quarter of 2016.

The Eirik Raude commenced a four well drilling contract with Lukoil Overseas Sierra-Leone B.V., or Lukoil, in September 2013 with an duration of approximately 12 months at a maximum dayrate of $575,000 under the contract, plus a mobilization fee of $6.0 million, plus the cost of fuel.  We are also entitled to demobilization fees of between $1.0 million and $5.0 million, plus fuel costs, depending on the location of the rig, provided the rig is not hired by other customers in direct continuation of the contract.  Under the contract, Lukoil has the option to extend the term of the contract by one additional well.

The Ocean Rig Corcovado is currently employed under a three-year drilling contract, plus a mobilization period with Petrobras Brazil for drilling operations offshore Brazil at a maximum dayrate of $447,414 (including service fees of $71,290 per day, based on the contracted rate in Real per day and the February 14, 2014 exchange rate of R$2.42:USD $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to be completed in the second quarter of 2015.

The Ocean Rig Olympia commenced a three-year drilling contract with Total E&P Angola in July 2012 for drilling operations offshore West Africa at a maximum dayrate of $591,962, plus mobilization and demobilization fees of $9.0 million and $3.5 million, respectively, plus the cost of fuel. Under the contract, Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate specified above, adjusted annually for inflation

The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a maximum dayrate of $690,300, which is the average maximum dayrate applicable during the initial three-year term of the contract.  During the term of the contract, the initial maximum dayrate of $670,000 will increase annual at a rate of 3%, beginning twelve months after the commencement date.  The contract also includes a mobilization rate of $656,600 per day, plus reimbursement for the cost of fuel, and a demobilization fee of $5.0 million.  Under the contract, ENI has the option to extend the term of the contract by two optional periods of one year each.  In the event ENI exercises the option for both optional years on or before the date the contract is commenced, the maximum dayrate will decrease by $15,000 per day and, in the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

The Ocean Rig Mykonos commenced a three-year drilling contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $442,551 (including service fees of $70,515 per day, based on the contracted rate in Real and the February 14, 2014 exchange rate of R$2.42: $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to expire in March 2015.

The Ocean Rig Mylos commenced a three-year drilling contract with Repsol for drilling operations offshore Brazil in August 2013 at a maximum dayrate of $614,700 (including an average service fee of $106,895 per day, based on the contracted rate in Real per day and the February 14, 2014 exchange rate of R$2.42:USD $1.00), which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a mobilization fee of $40.0 million. Under the contract, Repsol has options to extend the contract for one year beyond the initial three-year contract period.

The Ocean Rig Skyros is currently undergoing the acceptance testing to commence a five wells or a minimum of a 275 day contract for drilling offshore West Africa, with a maximum dayrate of $575,000 plus a mobilization fee of 29.0 million. We have received a letter of award from a major oil company for the Ocean Rig Skyros for drilling offshore West Africa for a period of six years, with an estimated backlog of approximately $1,265 million. The contract will commence in direct continuation of the previous contract and is subject to final documentation and receipt of regulatory approvals.

Further, we have entered into a three-year contract with ConocoPhillips Angola 36 and 37 Ltd, or ConocoPhillips, for drilling operations offshore Angola for the Ocean Rig Athena, our seventh generation drillship scheduled for delivery in March 2014, which is expected to commence following the delivery of the drillship from the shipyard or to the drilling location.  We are entitled to a maximum dayrate of approximately $655,836 , which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a lump-sum mobilization fee of $35,227,500, exclusive of fuel costs. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 2% during the contract period. In addition, Conoco Phillips has the option to extend the duration of the contract for two years.

We have also entered into a three-year contract with Total E&P Congo for drilling operations offshore West Africa with an estimated backlog of approximately $670.0 million, including mobilization, for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015. The contract is scheduled to commence in the first quarter of 2015. In addition, Total has the option to extend the term of the contract for four periods of six months each, with the first option exercisable not less than one year before completion date.

The total contracted backlog under our drilling contracts for our drilling units, including our rigs, as of February 14, 2014, was $4.1 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of February 14, 2014, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full utilization. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled "Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

Unless otherwise stated, all references to maximum dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Newbuilding Drillships

We have entered into shipbuilding contracts for the Ocean Rig Athena, Ocean Rig Apollo and the Ocean Rig Santorini, our seventh generation drillships with deliveries scheduled in March 2014, January 2015 and December 2015, respectively, in connection with which we had made total payments of $552.8 million to Samsung, as of December 31, 2013. The total project cost per drillship, excluding financing costs is approximately $600.0 million.

Management of Our Offshore Drilling Operations

Management Agreements

Up to October 2013, Ocean Rig's wholly-owned subsidiary, Ocean Rig AS, provided supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provided supervisory management services for our seventh generation drillships under construction.

As from October 2013, the above services are provided by Ocean Rig's wholly owned subsidiary, Ocean Rig Management Inc., pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries.

Under the terms of these management agreements, Ocean Rig Management Inc, through its affiliates, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drillships.

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

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of January 2014, together have approximately 203 existing deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

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

Customers

Our customers in the offshore drilling segment are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Ocean Rig UDW, together with its predecessor, Ocean Rig ASA, have an established history with 185 wells drilled in 19 countries for 30 different customers, as of January 2014.

For the years ended December 31, 2011, 2012 and 2013, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our drilling revenues:

Customer	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Customer A	36%	-	-
Customer B	18%	49%	33%
Customer C	-	18%	-
Customer D	33%	12%	-
Customer E	13%	-	-
Customer F	-	-	13%
Customer G	-	-	18%
Customer H	-	-	12%

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

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of January 2014, the market level is approximately $600,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service fleet as of January 2014 totaled 129 units, and is expected to grow to 212 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

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

Employment of our Tankers

We operate our tankers in the spot market. As of February 14, 2014, none of our tankers operates in pool. In the past, four of our other Aframax tankers operated in the Sigma tanker pool and three of our Suezmax tankers operated in the Blue Fin tanker pool.

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

Pool Arrangements

To increase vessel utilization and thereby revenues, we have participated in the past, and may participate in the future, in commercial pools with other like-minded shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools consist of experienced commercial owners and operators, while technical management is arranged by each shipowner. Pools negotiate charters with customers primarily in the spot market. Vessel pool arrangements provide the benefits of large-scale operating and chartering efficiencies that might not be available to smaller fleets. Under these pooling arrangements, the vessels operate under a spot charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool. When the vessel is off-hire, the vessel's owner generally is not entitled to payment for the period of off-hire, unless the charterer of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability.

Each pool participant that commits vessels to the pool must be accepted into the pool in accordance with the terms and conditions of the pool agreements entered into by each of the other participants. Pool participants are responsible for, among other things:

●	maintaining their pool vessels in seaworthy condition and to the agreed technical and operational standards of the pool;

●	maintaining all required ISM certificates and keeping the pool vessel classed with a classification society that is a member of the International Association of Classification Societies, or the IACS;

●	obtaining and maintaining a minimum number of agreed oil major approvals in accordance with the pool agreement;

●	providing for inspections to insure that ship inspection reports are obtained at least every six months;

●
obtaining, for its own account, in accordance with standards consistent with prudent first class owners of vessels, all relevant insurance policies for its pool vessels, including hull and machinery, protection and indemnity and war risk insurance policies; and

●
providing for the technical management of its pool vessels, including all matters related to vessel seaworthiness, crewing and crew administration, victualling, maintenance and repairs, drydocking, provisioning (lube oils, stores and spare parts), compliance with class requirements and compliance with the requirements of relevant authorities.

The pool manager is responsible for the commercial management of each pool vessel, which includes, among other things:

●	marketing the vessels;

●	trading pattern analysis;

●	handling of charters and employment contracts;

●	commercial operations and payment and collection of expenses and revenues relating to commercial operations;

●	handling of any post-fixture claims; and

●	budgeting, accounting and performance of the pool.

The pool manager has sole authority to fix employment for the pool vessels. The pool manager has the authority to commit each pool vessel to an employment contract, on a voyage basis or on a time charter that is consistent with the pool agreement.

As of February 14, 2014, none of our tankers operated in pool. For information regarding our former pooling arrangements with the Blue Fin and Sigma tanker pools discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Pooling Arrangements."

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

Customers

During the year ended December 31, 2013, none of our customers accounted for more than ten percent of our total tanker revenues .During the year ended December 31, 2012, two of our customers accounted for more than ten percent of our total tanker revenues, as follows: Customer A and Customer B accounted for 29% and 37% of total tanker revenues, respectively.

No other customers accounted for more than 10% of our consolidated revenues during 2013 or 2012.

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

Sulfur content standards are even stricter within certain emission control areas, or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs,; effective January 1, 2014, the United States Caribbean Sea was designated ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Safety Management System Requirements

IMO also adopted SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. The Convention of Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.

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

The IMO has also adopted the CLC. Under the CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

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

Other Environmental Initiatives

The Clean Water Act (CWA) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or the EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels, and the new permit is also expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Environmental and Other Regulations in the Offshore Drilling Industry

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and federal law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the United Nations' International Maritime Organization, or IMO, has adopted MARPOL. Annex VI to regulate harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, including the United States Caribbean Sea as of January 1, 2014. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act (MTSA). To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. Both our drilling rigs are certified as being "in class" by De Norske Veritas. The Leiv Eiriksson completed the 5-year class in May 2011 and the Eirik Raude completed the same in December 2012. Our four operating drillships are due for their first Special Periodical Survey in 2016 and our two seventh generation drillships are due for their first Special Periodical Survey in 2018.

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

C.           Organizational Structure

As of February 14 , 2014, we owned all of our drybulk and tanker vessels through our wholly-owned subsidiaries and we owned our drilling units through our majority-owned subsidiary, Ocean Rig UDW. As of February 14, 2014, we owned approximately 59.4% of the outstanding common shares of Ocean Rig UDW. Please see Exhibit 8.1 to this annual report for a list of our significant subsidiaries.

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

Through our subsidiaries, we lease office space from unaffiliated third parties in Nicosia, Cyprus; Stavanger, Norway; Houston, Texas; Aberdeen, United Kingdom; Accra, Ghana and Rio de Janeiro, Brazil.

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

●
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

●
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

●
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

●
Spot charter rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

●
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

(Dollars in thousands except Average number of vessels)

	Year Ended December 31,
	2009	2010	2011	2012	2013

Average number of vessels	38.12	37.21	35.80	35.67	37.15
Total voyage days for fleet	13,700	13,430	12,831	13,027	13,442
Total calendar days for fleet	13,914	13,583	13,068	13,056	13,560
Fleet Utilization	98.46%	98.87%	98.19%	99.78%	99.13%
Time charter equivalent	30,336	32,045	26,912	15,896	12,062

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

●	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

●
Dayrates or maximum dayrates: Unless otherwise stated, we define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract.  Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

●
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

●
Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

●
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

Management Fees to Related Party

Management Agreements

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff prior to termination remained in effect. For the years ended December 31, 2013, 2012 and 2011, total charges from Cardiff under the management agreement amounted to $0 , $0 million and $5.8 million, respectively, which were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.

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

Management Fees of our Fleet

Up to October 2013, Ocean Rig's wholly-owned subsidiary, Ocean Rig AS, provided supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provided supervisory management services for our seventh generation hulls under construction.

 As from October 2013, the above services are provided by our wholly owned subsidiary, Ocean Rig Management Inc., pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries.

Under the terms of these management agreements, Ocean Rig Management Inc., through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and finance costs

As of December 31, 2013, 2012 and 2011, we had total indebtedness of $4.1 billion, $2.9 billion and $2.8 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

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

●
Vessel Revenues: Vessel revenues primarily include revenues from spot and pool revenues. Vessel revenues are affected by spot rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on spot and vessels in pools. Revenues from vessels in pools are more volatile, as they are typically tied to prevailing market rates.

●
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

●
Depreciation: Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels.

●
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

●
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

●
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

●
Average Number of Vessels: Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

●
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

During 2013, 2012 and 2011, we did not acquire any vessels that were under existing bareboat or time charter contracts, except the vessels we acquired during 2011 in connection with OceanFreight acquisition.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	in some cases, obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

●	employment and operation of our drybulk and tanker vessels and drilling units; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk and tanker vessels and drilling units.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	onboard safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel security training and security response plans (ISPS);

●	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

●	vessel hire management;

●	vessel surveying; and

●	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

●	Charter rates and periods of charterhire for our drybulk and tanker vessels;

●	dayrates and duration of drilling contracts;

●	utilization of drilling units (earnings efficiency);

●	levels of drybulk and tanker vessel and drilling unit operating expenses;

●	depreciation and amortization expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

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

Based on: (i) the carrying value of each of our vessels as of December 31, 2013 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2013, the aggregate carrying value of the vessels in our fleet as of December 31, 2013 exceeded their aggregate charter-free market value by approximately $847.5 million, as noted in the table below.

Based on: (i) the carrying value of each of our vessels as of December 31, 2012 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2012, the aggregate carrying value of the vessels in our fleet as of December 31, 2012 exceeded their aggregate charter-free market value by approximately $1,232.8 million, as noted in the table below.

This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2013 and 2012, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2013 and 2012, respectively. However, as of those dates, some of our vessels were employed under time charters that we believe were above market levels. We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2013, December 31, 2012 and as of the date of this report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

●	news and industry reports of similar vessel sales;

●	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

●	offers that we may have received from potential purchasers of our vessels; and

●
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

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2013 (in millions) ****		Carrying Value December 31, 2012 (in millions) ****
Montecristo	180,263	2005	33.9		35.6	**
Cohiba	174,200	2006	34.3		35.9	**
Robusto	173,949	2006	34.3		35.9	**
Partagas	173,880	2004	30.3		31.9	**
Capri	172,579	2001	108.0	**	116.0	**
Manasota	171,061	2004	56.0	**	59.3	**
Alameda	170,662	2001	47.2	**	50.5	**
Mystic	170,040	2008	117.8	**	123.5	**
Flecha	170,012	2004	119.6	**	126.9	**
Sorrento	76,633	2004	65.8	**	69.8	**
Mendocino	76,623	2002	29.5	**	31.6	**
Maganari	75,941	2001	21.0	**	22.5	**
Saldanha	75,707	2004	54.6	**	58.0	**
Coronado	75,706	2000	26.3	**	28.4	**
Ligari	75,583	2004	31.7	**	33.6	**
Rapallo	75,123	2009	29.3	**	30.5	**
Amalfi	75,000	2009	37.8	**	39.5	**
Bargara	74,832	2002	33.6	**	35.9	**
Samatan	74,823	2001	48.2	**	51.9	**
Capitola	74,816	2001	33.6	**	35.9	**
Sonoma	74,786	2001	27.0	**	28.9	**
Majorca	74,747	2005	39.1	**	41.3	**
Redondo	74,716	2000	26.5	**	28.5	**
Topeka	74,710	2000	17.1	**	18.3	**
Catalina	74,432	2005	35.1	**	37.1	**
Oregon	74,204	2002	47.1	**	50.5	**
Levanto	73,931	2001	35.3	**	37.9	**
Ecola	73,925	2001	27.1	**	29.1	**
Helena	73,744	1999	15.9	**	17.2	**
Ocean Crystal	73,688	1999	19.6	**	21.3	**
Marbella	72,561	2000	30.4	**	32.7	**
Galveston	51,201	2002	52.4	**	56.2	**
Byron	51,201	2003	43.8	**	46.8	**
Wooloomooloo	76,064	2012	32.7	**	34.0	**
Raraka	76,037	2012	32.8	**	34.0	**
Fakarava	206,000	2012	49.9		51.7	**
Rangiroa	206,000	2013	54.1		68.1	**
Negonego	206,000	2013	53.1		68.1	**

Total for drybulk vessels	4,075,380		$1,631.8		$1,754.8

	Dwt	Year Built	Carrying Value December 31, 2013 (in millions) ****		Carrying Value December 31, 2012 (in millions) ****

Drybulk vessels under construction
VLOC #4***	206,000	2013	-		59.4
VLOC #5***	206,000	2013	-		59.4
Capesize 1***	176,000	2012	-		54.2
Capesize 2***	176,000	2012	-		54.2
Ice – class Panamax 1	75,900	2014	34.0	**	34.0
Ice – class Panamax 2	75,900	2014	34.0	**	34.0
Ice – class Panamax 3	75,900	2014	34.0	**	34.0
Ice – class Panamax 4	75,900	2014	34.0	**	34.0
Total for drybulk vessels under construction	1,067,600		$136.0		$363.2

Tanker vessels
Vilamoura	158,300	2011	64.2	*	66.85	*
Saga	115,200	2011	53.8	*	55.98	*
Daytona	115,200	2011	54.8	*	57.07	*
Belmar	115,200	2011	56.4	*	58.67	*
Calida	115,200	2012	57.5	*	59.83	*
Lipari	158,300	2012	68.4	*	71.10	*
Petalidi	158,300	2012	68.8	*	71.51	*
Bordeira	158,300	2013	71.3	*	69.8	*
Alicante	115,200	2013	61.7	*	58.8	*
Mareta	115,200	2013	60.8	*	58.8	*
Total for tanker vessels	1,324,400		$617.7		$628.4

Total	6,467,380		$2,385.1		$2,746.4

*  Indicates tanker vessels for which we believe, as of December 31, 2012 and 2013, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $145.2 million and $117.5 million, respectively.

**  Indicates drybulk carriers for which we believe, as of December 31, 2012 and 2013, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $1,087.5 million and $730.0 million, respectively.

*** The shipbuilding contracts were sold during 2013.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, property and equipment, intangible assets and goodwill, income taxes, pensions and share based compensation. We base our estimates on historical experience and on varius other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

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

Drilling unit machinery and equipment, net

Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, five to 15 years. The residual values of the drilling rigs and drillships are estimated at $35 million and $50 million, respectively.

IT and office equipment are recorded at cost and are depreciated on a straight-line basis over 5 years.

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, rigs and drillships by obtaining vessel, rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs' and drillships' future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, and $35 million and $50 million for drilling rigs and drillships respectively, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2013, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, rigs or drillships.

            Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The 10 year average rates used in the impairment testing of the Company's shipping segment as of December 31, 2013 were $32,736 for drybulk carriers and $33,440 for tankers. In comparison, based on available market data, the Company estimates the average daily time charter equivalent rates in effect as of December 31, 2013 to be $19,399 for drybulk carriers and $57,377 for tankers.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013. However, due to the Company's decision to sell certain vessels during the years and based on the agreed-upon sales price, an impairment charge of $144.7 million, $0 million and $43.5 million, for each of the years ended December 31, 2011, 2012 and 2013, respectively, was recognized.

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

	2013
Level of impairment	5 year	3 year	1 year
Drybulk carriers	$481,463	$718,017	$694,298
Drybulk carriers under construction	-	12,000	12,000
Tankers	117,458	117,458	117,458
Total	$598,921	$847,475	$823,756

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

(ii) Drilling Units:

Revenues: The Company's services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

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

	2011	2012	2013
Average number of vessels	35.80	35.67	37.15
Total voyage days for fleet	12,831	13,027	13,442
Total calendar days for fleet	13,068	13,056	13,560
Fleet Utilization	98.19%	99.78%	99.13%
Time charter equivalent	26,912	15,896	12,062

Tanker segment

	2011	2012	2013
Average number of vessels	2.64	6.27	9.86
Total voyage days for fleet	963	2,293	3,598
Total calendar days for fleet	963	2,293	3,598
Fleet Utilization	100%	100%	100%
Time charter equivalent	12,592	13,584	12,900

 Year ended December 31, 2013 compared to the year ended December 31, 2012
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2012	2013	Change

REVENUES:

Revenues	$1,210,139	$1,492,014	$281,875	23.3%

EXPENSES:
Voyage expenses	30,012	103,211	73,199	243.9%
Vessels, drilling rigs and drillships operating expenses	649,722	609,765	(39,957)	(6.1)%
Depreciation and amortization	335,458	357,372	21,914	6.5%
Loss on sale of assets, net	1,179	-	(1,179)	(100)%
Vessel impairment charge	-	43,490	43,490	100%
Contract termination fees and Other	41,339	33,293	(8,046)	(19.5)%
General and administrative expenses	145,935	184,722	38,787	26.6%
Legal settlements and other, net	(9,360)	4,585	13,945	(150)%

Operating income	15,854	155,576	139,722	881.3%
OTHER INCOME /(EXPENSES):
Interest and finance costs	(210,128)	(332,129)	(122,001)	58.1%
Interest income	4,203	12,498	8,295	197.4%
Gain/(loss) on interest rate swaps	(54,073)	8,373	62,446	115.5%
Other, net	(492)	2,245	2,737	556.3%

Total other expenses, net	(260,490)	(309,013)	(48,523)	18.6%

LOSS BEFORE INCOME TAXES	(244,636)	(153,437)	91,199	(37.3)%
Income taxes	(43,957)	(44,591)	-634	1.4%

NET LOSS	(288,593)	(198,028)	90,565	(31.4)%
Less: Net (income)/loss attributable to non-controlling interests	41,815	(25,065)	66,880	159,9%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(246,778)	$(223,093)	$23,685	(9.6)%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $36.1 million, or 15.9%, to $ 191.0 million for the year ended December 31, 2013, as compared to $ 227.1 million for the year ended December 31, 2012. A decrease of $53.7 million, or 23.6%, is attributable to lower hire charter rates during the year ended December 31, 2013, as compared to the relevant period in 2012. This decrease was slightly offset by the increase of $7.9 million, or 3.5%, attributable to the increase in the average number of vessels by 1.5 vessels,  with total voyage days increasing  by 415 days, from 13,027 days to 13,442  days, during the year ended December 31, 2013, as compared to the year ended December 31, 2012, Amortization of above market acquired time charters decreased by $9.7  million, or 4.3%, during the year ended December 31, 2013, as compared to the relevant period in 2012 due to a smaller number of time charters being amortized during the year ended December 31, 2013, as compared to the corresponding period in 2012.

Tanker segment

Voyage revenues increased by $79.6 million, or 193.7%, to $120.7 million for year ended December 31, 2013, as compared to $ 41.1 million for year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended 2013 comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, PetalidiLipari, Alicante, Mareta and  Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, VilamouraDaytona, Calida, Petalidi and Lipari) in the year ended December 31, 2012. The significant increase in revenues in 2013 is also attributable to the fact that tankers are mainly operate under voyage charter compare to the relevant period in 2012 which were under pool agreements.

Offshore Drilling segment

Revenues from drilling contracts increased by $238.4 million, or 25.3%, to $1,180.3 million for the year ended December 31, 2013, as compared to $941.9 million for the year ended December 31, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Skyros amounting to $2.1 million; the revenue of the Ocean Rig Mylos which are added to the Company's current fleet, amounting to $41.5 million and the revenue of the Ocean Rig Athena which contributed $0.7 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations, which contributed, in aggregate, $521.5 million of revenues during the year ended December 31, 2013, as compared to $415.2 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $16.0 million less in revenues for the year ended December 31, 2013, as compared to the same period in 2012. The Eirik Raude and the Leiv Eiriksson, contributed an additional $103.8 million in revenues during the year ended December 31, 2013, as compared to the same period in 2012.  The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2012, ranged between approximately $ 440,000 and $ 670,000 per day.

Voyage expenses

Drybulk Carrier segment

Voyage expenses increased by $8.8 million or 43.8%, to $28.9 million for the year ended December 31, 2013, as compared to $20.1 million for the year ended December 31, 2012. The increase in voyage expenses is due to the significant increase in bunkers expenses for the year ended December 31, 2013.

Tanker segment

Voyage expenses increased by $64.4 million, or 650.5%, to $74.3 million for the year ended December 31, 2013, as compared to $9.9 million for the year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended December 31, 2013, comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi Lipari, Alicante, Mareta and Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, Vilamoura Daytona, Calida, Lipari and Petalidi ) in the year ended December 31, 2012. The increase relates to the respective increase in voyage revenues and the significant increase in bunker expenses in 2013 due to the fact that tankers operated under voyage charters.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels operating expenses increased by $9.0 million, or 12.9%, to $78.6 million for the year ended December 31, 2013, as compared to $69.6 million for the year ended December 31, 2012. The increase is mainly due to the increase in various crew expenses, drydocking expenses, taxes, flag and insurance expenses.

Tanker segment

Vessels operating expenses increased by $9.7 million, or 58.8%, to $26.2 million for the year ended December 31, 2013, as compared to $16.5 million for the year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended December 31, 2013, comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari. Alicante, Mareta and Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, Vilamoura, Daytona, Calida, Lipari and Petalidi) in the year ended December 31, 2012.

Offshore Drilling segment

Drilling rigs and drillships operating expenses decreased by $58.6 million, or 10.4%, to $505.0 million for the year ended December 31, 2013, compared to $ 563.6 million for the year ended December 31, 2012. The decrease in operating expenses was mainly due to the significant decrease of operating expenses of the Eirik Raude, the Leiv Eiriksson, the Ocean Rig Corcovado and the Ocean Rig Poseidon amounting to $79.0 million in aggregate. The total decrease was partly offset by the Ocean Rig Mykonos, the Ocean Rig Olympia mobilization and upgrades that took place during 2013; and the Ocean Rig Mylos and Ocean Rig Skyros which were added to the Company's fleet resulting in increased operating expenses of $34.2 million in aggregate for the year ended December 31, 2013.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense increased slightly by $1.9 million, or 2.0%, to $96.6 million for the year ended December 31, 2013, as compared to $94.7 million for the year ended December 31, 2012. The increase is mainly due to the delivery of two additional bulkers during 2013.

Tanker segment

Depreciation and amortization expense increased by $9.0 million, or 59.6%, to $24.1 million for the year ended December 31, 2013, as compared to $15.1 million for the year ended December 31, 2012. The increase is attributable to  a larger fleet of depreciable vessels for the year ended December 31, 2013, as compared to the same period of 2012.

Offshore Drilling segment

Depreciation and amortization expense for the drilling units increased by $11.0 million, or 4.9%, to $236.7 million for the year ended December 31, 2013, as compared to $225.7 million for the year ended December 31, 2012. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of Ocean Rig Mylos and Ocean Rig Skyros which were added to the current fleet, amounting to $12.3 million as well as the increased depreciation of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Leiv Eiriksson amounting to $5.6 million in aggregate and the increase in the office depreciation expense by $0.4 million. This increase was partly offset by the decrease in depreciation expense of $7.3 million in aggregate related to the depreciation of the Ocean Rig Corcovado and the Eirik Raude. The depreciation expense charged for the Ocean Rig Poseidon remained approximately the same for the year ended December 31, 2013, as compared to the corresponding period in 2012.

Vessel impairment charge

Drybulk Carrier segment

During the year ended December 31, 2013, we recorded an aggregate impairment loss of $ 43.5 million related to the sale of four of our newbuildings (Hulls 1239, 1240, 1241 & 1242). No such loss was recorded during the relevant period in 2012.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Loss on sale of assets, net

Drybulk Carrier segment

No loss on sale of assets incurred during 2013, while for the relevant period in 2012, there was a loss on sale of assets amounting to $1.0 million, due to the sale of three of our vessels (Avoca, Padre and Positano).

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

Loss on asset sales amounted to $nil for the year ended December 31, 2013, while for the relevant period in 2012, there was a loss on asset disposal amounting to $0.1 million.

Contract termination fees and other

Drybulk Carrier segment

 During the year ended December 31, 2013, contract termination fees and other were $33.3 million related to the sale of four of our newbuildings (Hulls 1239, 1240, 1241 & 1242). No such fees were recorded during the relevant period in 2012.

Tanker segment

Contract termination fees and other, decreased by $40.3 million, or 97.6%, to a loss of $1.0 million for the year ended December 31, 2013, compared to a loss of $41.3 million that was recorded due to the novation agreements for the sale of the shipbuilding contracts for the newbuilding tankers Esperona and Blanca, for the year ended December 31, 2012.

Offshore Drilling segment

The Offshore Drilling segment did not incur any contract termination fees and forfeiture of vessels/ vessels under construction deposits.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $7.8 million, or 14.8%, to $44.8 million for the year ended December 31, 2013, compared to $52.6 million for the year ended December 31, 2012. This decrease was mainly due to the decrease in stock-based compensation and consultancy fees.

Tanker segment

General and administrative expenses increased by $3.3 million, or 34.0%, to $13.0 million for the year ended December 31, 2013, compared to $9.7 million for the year ended December 31, 2012. The increase is attributable to the increase in management fees due to a larger fleet in the year ended December 31, 2013, comprised of ten vessels as compared to a fleet comprised of seven vessels in the year ended December 31, 2012.

Offshore Drilling segment

General and administrative expenses increased by $43.3 million, or 51.8%, to $126.9 million for the year ended December 31, 2013, as compared to $83.6 million for year ended December 31, 2012. This increase is mainly due to increased costs for the operation of the offices in Athens and Angola and increased consultancy fees.

Legal settlements and other, net

Drybulk Carrier segment

Gains from legal settlements and other net decreased by $12.5 million, or 89.9%, to $1.4 million for the year ended December 31, 2013 compared to $13.9 million realized for the year ended December 31, 2012, due to the compensation received from charterers as a result of the earlier redelivery of a number of vessels and compensation received as per an option agreement related to the sale of certain receivables in 2012.

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment

A loss of $6.0 million was realized for the year ended December 31, 2013, as compared to a loss of $4.5 million during the year ended December 31, 2012. The amount of $4.5 million (loss) in legal settlements for 2012 which is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during 2012 The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $7.2 million, or 7.5%, to $102.7 million for the year ended December 31, 2013, as compared to $95.5 million for the year ended December 31, 2012. The increase is mainly due to the write-off of fees paid for H1241 and H1242, our newbuilding hulls that were sold and delivered to their new owners during May and June 2013, respectively, amounting to $0.8 million and the increased amortization of $4.9 million of our convertible senior notes, compared to the corresponding period in 2012.

Tanker segment

Interest and finance increased by $8.8 million, or 382.6% to $11.1million for the year ended December 31, 2013, as compared to $2.3 for the year ended December 31, 2012. The increase is mainly due to increased finance costs resulting from higher average debt due to the delivery of the vessels Alicant, Mareta and Bordeira during 2013.

Offshore Drilling segment

Interest and finance costs increased by $106.1 million, or 94.5%, to $218.4 million for year ended December 31, 2013, compared to $ 112.3 million for the year ended December 31, 2012. The increase is mainly due to the write off and breakage cost fees resulting from the full repayment of the $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities totaling $61.1 million and increased interest expense of long term debt amounting to $54.4 million associated to the higher level of debt during the year ended December 31, 2013. Accordingly, capitalized interest and debt issuance costs increased by $20.5 million attributed to the new debt agreements  the company entered into during the year.

Interest income

Drybulk Carrier segment

Interest income decreased by $0.7 million, or 19.4%, to $2.9 million for the year ended December 31, 2013, as compared to $3.6 million for the year ended December 31, 2012. The decrease was mainly due to a decreased average cash balance as compared to 2012.

Tanker segment

The Tanker segment did not earn any interest income during the relevant periods.

 Offshore Drilling segment

Interest income increased by $9.0 million, or 1,500.0%, to $9.6 million for the year ended December 31, 2013, compared to $0.6 million for the year ended December 31, 2012. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during 2013, as compared to 2012.

Gain/(Loss) on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps decreased by $12.0 million, or 90.9%, to $1.2 million for the year ended December 31, 2013, as compared to $13.2 million for the year ended December 31, 2012, due to more favorable movement of interest rates.

Tanker segment

Gains on interest rate swaps increased by $4.9 million, or 125.6% to $1.0 million gain for the year ended December 31, 2013, as compared to losses amounted to $3.9 million for the year ended December 31, 2012.  The gain for the year ended December 31, 2013, was mainly due to mark to market gains of outstanding swap positions.

Offshore Drilling segment

Gains on interest rate swaps increased by $45.6 million, or 123.3%, to $8.6 million for year ended December 31, 2013, as compared to a $37.0 million loss for the year ended December 31, 2012. The gain for the year ended December 31, 2013, was mainly due to mark to market gains of outstanding swap positions.

Other, net

Drybulk carrier segment

Other, net decreased by $1.5 million, or 214.3%, to a loss of $0.8 million for the year ended December 31, 2013, compared to a gain of $ 0.7 million for the year ended December 31, 2012, due to exchange rate differences as compared to gain from the sale of $18.0 million of senior notes of Ocean Rig in the relevant period in 2012.

Tanker segment

Other, net amounted to a loss of 0.3 million for the year ended December 31, 2013, as compared to a loss of $0.08 million for the year ended December 31, 2012.

Offshore Drilling segment

Other, net increased by $4.4 million, or 400.0% to a gain of $3.3 million for year ended December 31, 2013, compared to a loss of $1.1 million for the year ended December 31, 2012. The increase is mainly due to foreign currency exchange rate differences.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $0.6 million, or 1.4%, to $44.6 million for year ended December 31, 2013, compared to $44.0 million for the year ended December 31, 2012. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Net (income)/loss attribute to non-controlling interests

Net (income)/ loss attributed to non-controlling interests amounted to gain of $25.1 million for the year ended December 31, 2013, as compared to  loss of $ 41.8  million for the year ended December 31, 2012. This represents the amount of consolidated income or loss that is not attributable to DryShips Inc.

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

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or expected to have a material impact on future years.

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

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. As of February 14, 2013, we believe that cash on hand and internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and scheduled debt service requirements but not capital expenditures) for the next 12 months. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

As of December 31, 2013, we had cash and cash equivalents of $595.1 million. Our cash and cash equivalents increased by $253.1 million, or 74.0%, to $595.1 million as of December 31, 2013, compared to $342.0 million as of December 31, 2012, primarily due to the release of restricted cash due to repayment of certain Ocean Rig's loans and credit facilities.

As of December 31, 2013, we had total indebtedness of $5.7 billion.  Our total indebtedness increased by $1.2 billion, or 27%, to $5.7 billion as of December 31, 2013, from $4.5 billion as of December 31, 2012, mainly due to the $1.35 billion and $1.9 billion term loans entered by Ocean Rig UDW in February 2013 and July 2013, which were partly offset by loan repayments made during 2013.

As of December 31, 2013, we were not in compliance with certain financial and loan-to-value covenants contained in the loan agreements relating to our shipping segments, while we were in full compliance with the financial covenants contained in the debt agreements relating to our offshore drilling segment. See "—Breach of Covenants under Secured Credit Facilities."

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $ 987.5 million as of December 31, 2013, compared to a working capital deficit of $670.0 million as of December 31, 2012. The deficit increase is mainly due to the increase in the current portion of long term debt to current liabilities. If we were not in breach of certain of our loan covenants contained in our loan agreements relating to our shipping segments, and the Company had not classified the relevant bank loans under which a total of $942,8  million was outstanding as of December 31, 2013, as current liabilities, our working capital would be a deficit of $152.1 million.

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

As of December 31, 2013, we had entered into contracts for the construction of (i) four Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; and (ii) three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in March 2014, January 2015 and December 2015, respectively. In 2013, we concluded two Memoranda of Agreements for the sale of two Capesize newbuildings, H1241 and H1242, for a sale price of $71.0 million in the aggregate and accepted an offer from an entity affiliated with George Economou for the novation of the shipbuilding contracts of two VLOC under construction, H1239 and H1240, in order to release ourselves from our obligations under the construction contracts for these two tankers and reduce the amount of our outstanding capital expenditures.

As of December 31, 2013, the remaining purchase commitments relating to these vessels and drilling units amounted to $1.4 billion in the aggregate. We do not expect that internally generated cash flow will be sufficient to fund these commitments, which amounted to $542.0 million and $810.1 million for 2014 and 2015, respectively, as of December 31, 2013. See "—Tabular Disclosure of Contractual Obligations."

As of December 31, 2013, we had made pre-delivery payments in respect of our newbuilding drybulk vessels of $11.6 million in the aggregate relating to our four newbuilding Panamax Ice Class 1A drybulk vessels and had remaining construction costs of  $124.4 million for which we have not secured financing.

As of December 31, 2013, we had made pre-delivery payments of $552.8 million in the aggregate for our three seventh generation drillships under construction. The total remaining construction payments for these drillships amounted to approximately $1.2 billion in the aggregate, excluding financing costs, as of December 31, 2013. We intend to partially finance the construction costs of the seventh generation drillship scheduled for delivery in March 2014, with borrowings under our $1.35 billion syndicated secured term loan facility that we entered into in February 2013 while for the two remaining seventh generation drillships scheduled for delivery January 2015 and December 2015 we have not yet arranged financing We plan to finance these costs with new debt or equity financing.

As of December 31, 2013, we had $450.0 million of available borrowing capacity under our credit facilities.  We intend to use the available borrowings to partially finance the acquisition of our seventh generation drillship scheduled for delivery in March 2014, under which an aggregate of $365.6 million is due in 2013. See—"Existing Credit Facilities" below.

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

As of December 31, 2013, we were in compliance with the financial covenants contained our debt agreements relating to our offshore drilling segment, but we were in breach of certain financial covenants, contained in our loan agreements relating to our shipping segments, under which a total of $450.3 million was outstanding as of December 31, 2013. Even though as of the date of this annual report, none of the lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2013, these breaches constitute potential events of default (also known as technical defaults) and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance as of December 31, 2013 and due to the cross-acceleration and cross-default provisions contained in our credit facilities relating to our drybulk and tanker fleet, all of our outstanding indebtedness relating to our drybulk and tanker fleet, amounting to approximately $942.8 million as of December 31, 2013, has been classified as current.  As a result, we reported a working capital deficit of $987.5 million at December 31, 2013. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.  See Note 3 to our consolidated financial statements included in this annual report.

On August 1, 2013, we entered into two supplemental agreements relating to two term bank loans dated October 5, 2007 and March 13, 2008, respectively, to amend certain terms and cure a shortfall in the security cover ratio, and pledged an aggregate of 5,450,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.

In addition, on November 18, 2013, we signed a Supplemental Agreement with HSH Nordbank, as Agent, for an amendment of certain terms under our $628.8 million credit facility dated March 31, 2006, as amended. Under the terms of this agreement on November 21, 2013, the lending syndicate led by HSH applied our previously pledged restricted cash of $55.0 million against the next five quarterly installments. In addition, the lending syndicate has agreed to relax various financial covenants through the end of 2014. On November 22, 2013, the pledge of 7,800,000 shares of Ocean Rig, which were previously pledged to the lenders under our $628.8 million senior and junior loan agreements dated March 31, 2006, were released back us.  Furthermore, we have entered into an amendment to one of our credit facilities to reduce the loan-to-value ratio required to be maintained under the facility until 2016. There can be no assurance that we will be in compliance with the loan-to-value ratios contained in these credit facilities when the share pledge expires or the original covenant comes back into effect or that the relevant lenders would permit further amendments to the collateral arrangements with respect to future breaches of the loan-to-value ratios.

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our drybulk and tanker fleet, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our drybulk and tanker fleet, under which a total of $942.8 million was outstanding as of December 31, 2013. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

We expect that our lenders will not demand payment of the loans relating to our drybulk and tanker fleet under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and firm financing agreements which are currently in place.  We do not expect that cash on hand and cash generated from operations will be sufficient to repay our loans relating to our drybulk and tanker fleet with cross-default provisions which amounted to approximately $942.8 million in the aggregate as of December 31, 2013, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

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

As of February 14, 2014, the share borrower has returned a total of 21,000,000 our common shares that it borrowed pursuant to the share lending agreements discussed above.

The fair value of the outstanding loaned shares as of December 31, 2012 and 2013, was $40.2 million and $71.0 million, respectively. On the day of the Convertible Senior Notes issuance, the fair value of the share lending agreement was determined to be $14.5 million for the Convertible Senior Notes, based on a 5.5% interest rate of the Convertible Senior Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2012 and 2013, was $3.0 million and $3.0 million, respectively, resulting in an unamortized amount of $5.7million and $2.7 million at December 31, 2012 and 2013, respectively.

The total interest expense related to the Convertible Senior Notes in our consolidated statement of operations for the years ended December 31, 2012 and 2013, was $73.9 million and $78.8million, respectively, of which $38.9 million and $43.8 million was non-cash amortization of the discount on the liability component, respectively, and $35 million and $35 million was the contractual interest to be paid semi-annually at a coupon rate of 5% per year, respectively. At December 31, 2012 and 2013, the net carrying amounts of the liability component and unamortized discount were $611.0 million and $654.7 million, respectively, and $89.0 million and $45.3 million, respectively.

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

The total interest expense and debt amortization cost related to the Senior Unsecured Notes in our consolidated statement of operations for the years ended December 31, 2012 and 2013 was $49.4 and $49.8 million, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

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

Existing Credit Facilities/ Term Loans

Credit Facilities relating to Our Drybulk and Tanker Segments

$325.0 million revolving credit facility and term, loan dated September 18, 2007, as amended

Upon our acquisition of OceanFreight, we issued a guarantee in connection with OceanFreight's $325.0 million senior secured credit facility entered into on September 18, 2007. The loan bears interest at LIBOR plus a margin and is comprised of the following two tranches: Tranche A is a reducing revolving credit facility in a maximum amount of $200.0 million, $199.0 million of which OceanFreight utilized prior to its acquisition by us and the outstanding balance at December 31, 2013 of $53.9 million will be reduced or repaid in four semi-annual equal installments of $8.13 million each, plus a balloon installment, in the amount of $21.4 million; Tranche B is a term loan facility in a maximum amount of $125.0 million, which was fully utilized by OceanFreight prior to its acquisition by us and the outstanding balance at December 31, 2013 of $22.6 million is repayable in four equal semi-annual installments in the amount of $5.13 million each, plus a balloon installment in the amount of $2.1 million.

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

As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $53.2 million and $63.8 million under this term loan facility, respectively.

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

As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $24.3 million and $27.3 million under this loan facility, respectively.

$125.0 million secured term loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment payable together with the last installment in June 2016. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $21.6 million and $27.5 million under this loan facility, respectively.

$90.0 million secured term loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessel Mystic.

The loan bears interest at LIBOR plus a margin, and is repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $36.0 million and $42.0 million under this loan facility, respectively.

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

On August 1, 2013, the Company entered into a supplemental agreement to amend certain terms and cure a shortfall in the security cover ratio, and pledged an aggregate of 1,800,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.

The remaining loan bears interest at LIBOR plus a margin and is repayable in two quarterly installments plus a balloon payment, payable together with the last installment in March 2015. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $30.2 million and $32.9 million under this loan facility, respectively.

$47.0 million secured term loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $16.0 million and  $18.0 million under this loan facility, respectively.

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

On August 1, 2013, the Company entered into a supplemental agreement to amend certain terms and cure a shortfall in the security cover ratio, and pledged an aggregate of 3,650,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.

As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $57.0  million under this loan facility.

$35.0 million secured term loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Byron (ex Clipper Gemini). The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $17.0 million and $17.5 million, under this loan facility, respectively.

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

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $145.1 million and $226.1 million under this loan facility, respectively.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $29.3 million and $45.5 million under this loan facility, respectively.

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

On September 27, 2012, we entered into two additional supplemental agreements under our senior and junior facilities to provide additional security in connection with a shortfall in the security cover ratio required to be maintained under the facilities and pledged 7,800,000 of our shares of Ocean Rig UDW as additional security under the facilities. On November 22, 2013, the 7,800,000 shares of Ocean Rig were released back to the Company.
On November 18, 2013, the Company signed a Supplemental Agreement with HSH Nordbank, as Agent, for an amendment of certain terms under the Company's $628.8 million credit facility dated March 31, 2006, as amended. Under the terms of this agreement on November 21, 2013, the lending syndicate led by HSH applied our previously pledged restricted cash of $55,000 against the next five quarterly installments. In addition, the lending syndicate has agreed to relax various financial covenants through the end of 2014.

$70.0 million secured term loan facility, dated February 7, 2011

We entered into this facility to partially finance the construction and acquisition costs of our newbuilding Aframax and Suezmax tankers, Saga and Vilamoura, which were delivered on January 18, 2011 and March 23, 2011, respectively, and for financing general corporate and working capital purposes. The loan bears interest at LIBOR plus a margin and is repayable in 20 quarterly installments, with a balloon payment payable together with the last installment on February 15, 2016. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $57.2 million and $61.8 million under this loan facility, respectively.

$32.3 million secured term loan facility, dated April 20, 2011

We entered into this facility to partially finance the construction cost of our newbuilding Aframax tanker Daytona, which was delivered to us on April 29, 2011. The loan bears interest at LIBOR plus a margin and is repayable in 24 quarterly installments of $538,500, plus a balloon payment of $19.4 million payable concurrently with the last installment. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $26.9 million and $29.1 million under this loan facility, respectively.

$141.4 million secured term loan facility, dated October 26, 2011

We entered into this facility to partially finance the construction costs of the newbuilding tankers Belmar, Calida, Lipari and Petalidi. The loan bears interest at LIBOR plus a margin and is repayable (i) in 28 installments ranging from $32,500 to $37,500, plus a balloon payment ranging from $7.9 million to $9.5 million, payable together with the last installment, with respect to advances by all of the commercial lenders except one and (ii) in 40 installments ranging from $587,500 to $697,500 with respect to advances by one of the lenders. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $123.2 million and $134.1 million under this loan facility, respectively. As of December 31, 2012, we had drawn the full amount under this facility.

$122.6 million secured credit facility, dated February 14, 2012

We entered into this facility to partially finance the construction costs relating to the vessel Fakarava, our newbuilding VLOC delivered to us in September, 2012, and the vessels Negonego and Rangiroa delivered to us in 2013 and 2013, respectively. The facility bears interest at LIBOR plus a margin and is repayable in 48 installments. The facility is secured with guarantees from Cardiff and us. We have drawn down an amount of $38.0 million related to the vessel Fakarava and an aggregate of $81.7 million related for the vessels Negonego and Rangiroa. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $115.6 million and $37.6 million, under this loan facility, respectively.

$87.7 million secured term loan facility, dated March 19, 2012

In March 2012, we entered into an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax drybulk vessel under construction, Raraka, delivered in March, 2012, and two Capesize drybulk vessels under construction, scheduled for delivery in the second quarter of 2013, which were sold in March 2013, prior to delivery and the relevant available portion of the loan was terminated. The facility bears interest at LIBOR plus a margin and is repayable in 32 quarterly installments plus a balloon payment payable together with the last installment. As of December 31, 2013 and 2012, we had outstanding borrowings amounting to $17.0 million and $18.2 million, under this loan facility, respectively.

$107.7 million secured loan agreement, dated October 24, 2012

In October 2012, we entered into a $107.7 million secured loan agreement to partially finance the construction costs of our two newbuilding Aframax tankers Alicante and Mareta, delivered in January 2013, and our Suezmax tanker Bordeira, delivered in January 2013.   This loan agreement, which is available in three tranches, bears interest at LIBOR plus a margin and is repayable in 24 equal, semi-annual installments. As of December 31, 2013 and 2012, we had outstanding borrowings in the amount of $96.7 million and $0 million, under this loan facility, respectively.

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

$12.5 million Sellers Credit dated March 15, 2013

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

Credit Facilities relating to Our Offshore Drilling Segment

$1.35 billion syndicated term loan facility, dated February 28, 2013

On February 28, 2013, Drillships Ocean Ventures Inc., and a wholly-owned subsidiary of our majority-owned subsidiary Ocean Rig UDW, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros, which were delivered in the course of 2013 and the Ocean Rig Athena which is scheduled for delivery in March 2014.  The facilities agreement is comprised of three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities mature five years after the first drawdown date while the Eksportkreditt GIEK Facilities and Kexim Facilites mature five or eleven years after the first drawdown date at the lenders option.

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

Under the $1.35 secured term loan facility, Ocean Rig UDW, the borrower and certain of Ocean Rig UDW's other subsidiaries, as guarantors, are subject to certain financial covenants requiring among other things, the maintenance of (i) a minimum amount of cash and cash equivalents; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, the aggregate market value of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, if delivered at the relevant time, must be greater than 140% of the total borrowings outstanding under the facility

The $1.35 billion secured term loan facility also contains other customary restrictive covenants, including restrictions on Ocean Rig UDW's ability to enter into affiliate transactions, create liens on its assets, merge or consolidate without the prior consent of the lenders, sell, lease, transfer or otherwise dispose of the collateral securing the facility other than for market value on an arm's length basis and in compliance with the terms of the facility, incur additional indebtedness or make investments.

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

On August 30, 2013, Ocean Rig signed a supplemental agreement to amend certain provisions in its $1,350,000 secured term loan facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013 onwards (50% of cumulative net income) and include a carve-out to pay additional dividends up to the higher of (i) $150.0 million and (ii) 5% of Ocean Rig's net tangible assets. Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

As of December 31, 2013, we had outstanding borrowings amounting to $890.0 million under this facility.

$1.9 billion syndicated term loan facility, dated July 12, 2013

On July 12, 2013,  Ocean Rig, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities, amounting to $1,519.2 million in aggregate .The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, Ocean Rig through its wholly-owned subsidiaries DFHI and Drillships Projects Inc entered into an incremental amendment to the $1.8 billion senior term loan for additional tranche B-1 term loans in a principal amount of $100.0 million.

As of December 31, 2013, we had outstanding borrowings amounting to $1,895.3 million under this facility.

On February 7, 2014, Ocean Rig and its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI"), and Drillships Projects Inc., refinanced its existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

Repaid Credit Facilities

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

Each Deutsche Bank credit facility was secured by, among other things, a first priority mortgage on the relevant vessel and a reserve account pledge. In addition, we have pledged the shares of the following of our majority-owned subsidiaries as security under the Deutsche Bank credit facilities: Kithira Shareholders Inc., Drillship Kithira Owners Inc., Ocean Rig Poseidon Operations Inc., Skopelos Shareholders Inc., Drillship Skopelos Owners Inc., Ocean Rig Drilling Operations Cooperatief UA, Ocean Rig Drilling Operations B.V. and Drillships Investment Inc. Each credit facility contains a loan to value ratio requirement relating to the post-delivery market value of the relevant vessel.

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

This facility was repaid in full with a portion of the net proceeds of the $1.9 billion Term Loans in July 2013. As of December 31, 2012, the outstanding balance under the Deutsche Bank credit facilities was $907.5  million.

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

This facility was repaid in full with a portion of the net proceeds of the $1.9 billion Term Loans in July 2013.  As of December 31, 2012, the outstanding balance under this loan was $700.0 million.

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

Cash Flows

Year ended December 31, 2013 compared to year ended December 31, 2012

Our cash and cash equivalents increased to $595.1 million as of December 31, 2013, compared to $342.0 million as of December 31, 2012, primarily due to  cash provided in operating activities and the release of restricted cash. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $987.5 million as of December 31, 2013, compared to working capital deficit of $670.0 million as of December 31, 2012.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $8.5 million, or 3.6%, to $246.0 million for the year ended December 31, 2013, compared to $237.5 million for the year ended December 31, 2012. This increase is primarily attributable to the increased revenue from the drilling segment.

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.2 billion for the year ended December 31, 2013. The Company made payments of  $235.4 million for advances for vessels and drilling units under construction, $1.2 billion for vessels and drillships acquisitions and improvements and 0.4 million for short term investments. These cash outflows were offset by the decrease of $234.3 million in the amount of cash deposits required by our lenders.

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

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $1.2 billion for the year ended December 31, 2013, consisting mainly of the borrowings of $3.0 billion under our long term credit facilities, the net proceeds of $123.0 million in connection with the sale of common shares of Ocean Rig owned by us, the net proceeds of $23.5 million in connection with the sale of our common shares and the refund of financing costs of $5.9 million, which were offset by $89.9 million in payments for financing costs and repayments of debt totaling $1.8 billion under our long-term credit facilities.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)

Long-term debt (1)	$5,728,049	$1,743,904	$1,500,398	$1,465,184	$1,018,563
Interest and borrowing fees (2)	1,138,201	324,862	567,439	226,432	19,468
Shipbuilding contracts – Vessels	124,440	124,440	-	-	-
Shipbuilding contracts – Drillships (3)	1,227,709	417,609	810,100	-	-
Total	$8,218,399	$2,610,815	$2,877,937	$1,691,616	$1,038,031

(1)
As further discussed in Note 11 to our consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2013, was $5.7 billion (gross of unamortized deferred financing fees and debt discount of $160.1million), which was used to partially finance the expansion of our fleet and for the construction of our drilling rigs. The loans bear interest at LIBOR plus a margin, except for an amount of $1,895.3 million from the Loan facilities which are based on a fixed rate. The amounts in the table under "Long Term Debt" do not include any projected interest payments.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2013. Note that the amount of debt related to our shipping segments has been classified as "Less than 1 year" in the contractual obligations table to be consistent with the classification of the debt as current liability within our consolidated financial statements. The debt is classified as a current liability as the debt may be called for payment by the lenders at any time.

Loan repayments as per original terms of loan agreements	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	$5,728,049	$895,473	$2,034,323	$1,577,540	$1,220,712

(2)
Our long-term debt outstanding as of December 31, 2013 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate ranging from 2.88% to 9.50%.

(3)	The figure includes contracted purchase obligations only. .

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

Name*	Age	Position
George Economou	61	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	59	Class A Director
Vassilis Karamitsanis	38	Class A Director
Evangelos Mytilinaios	64	Class B Director
George Xiradakis	49	Class B Director
Chryssoula Kandylidis	60	Class C Director
George Demathas	61	Class C Director
Ziad Nakhleh	42	Chief Financial Officer
Niki Fotiou	44	Senior Vice President Head of Accounting and Reporting
Anastasia Pavli	32	Secretary

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

B.           Compensation of Directors and Senior Management

We paid an aggregate amount of $4.3 million, $5.2 million and $6.4 million,as cash compensation to our officers and executive directors for the fiscal years ended December 31, 2013, 2012 and 2011 respectively. Non-executive directors received annual cash compensation in the aggregate amount of $0.5 million, plus reimbursement of out-of-pocket expenses for the fiscal years ended December 31, 2013, 2012 and 2011 respectively. We do not have a retirement plan for our officers or directors.

Consultancy Agreements

Agreement for the Services of our Chief Executive Officer

On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provides the services of our Chief Executive Officer. The agreement has a term of five years unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we are obligated to pay (i) annual remuneration to Fabiana in the amount of Euro 2.7 million (or $3.6 million, based on the Euro/U.S. dollar exchange rate as of December 31, 2012); and (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee of our board of directors. In addition, under the terms of the agreement, Fabiana also received in 2013 1,000,000 common shares that were awarded under our 2008 Equity Incentive Plan, as discussed below under "—Equity Incentive Plan."

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

Fabiana did not receive any bonus payments in 2011, 2012 or 2013.

On August 20, 2013, the compensation committee of our board of directors approved that a bonus in the form of 1,000,000 shares of the Company's common stock, be granted to Fabiana for the contribution of our Chief Executive Officer services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and 333,333 vesting on August 20, 2015 respectively.

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

Agreement for the Services of our Senior Vice President, Head of Accounting and Reporting

On March 5, 2010, we entered into a consultancy agreement with an entity beneficially owned by our Senior Vice President, Head of Accounting and Reporting, Ms. Niki Fotiou, for the provision of the services of our Senior Vice President, Head of Accounting and Reporting. We have extended the term of this agreement, which will be deemed to have expired as of December 31, 2015. Under the terms of the agreement, we are obligated to pay (i) an annual base salary; (ii) a cash bonus; (iii) equity compensation; (iv) additional bonus compensation as determined by our Chief Financial Officer; and (v) a signing bonus.

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

On August 20, 2013, we awarded 1,000,000 non-vested common shares to Fabiana for the contribution of George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and 333,333 vesting on August 20, 2015 respectively. The fair value of the shares on the award date was $2.01 per share.

As of February 14, 2014, we had 6,231,034 common shares remaining for issuance under the Plan.

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

C.           Board Practices

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. George Economou, Harry Kerames and Vassilis Karamitsanis, expires at the annual general meeting of shareholders in 2014. The term of our Class B directors, Messrs. Evangelos Mytilinaios and George Xiridakis, expires at the annual general meeting of shareholders in 2015. The term of our Class C directors, Ms. Chryssoula Kandylidis and Mr. George Demathas, expires at the annual general meeting of shareholders in 2016.

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

•
reviewing our relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-а-vis our accounting principles and standards and auditing standards;

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

D.           Employees

Drybulk and Tanker Segment

As of December 31, 2013, 2012 and 2011, DryShips Inc. employed 17, 19 and 17 persons at its offices in Athens, Greece, respectively. As of December 31, 2013, 2012 and 2011, TMS Bulkers and TMS Tankers employed approximately 246, 176 and 150 people in the aggregate, respectively.  TMS Bulkers and TMS Tankers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our drybulk and tanker vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. As of December 31, 2013, 2012 and 2011, approximately 246, 176 and 150 people in the aggregate were employed by TMS Bulkers and TMS Tankers to crew the vessels in our drybulk and tanker fleets, respectively. We did not experience any material work stoppages with respect to our drybulk and tanker segments due to labor disagreements during 2013, 2012 or 2011.

Offshore Drilling Segment

As of December 31, 2013, 2012 and 2011, our majority-owned subsidiary, Ocean Rig UDW Inc., employed 145, 10 and one persons, respectively. As of December 31, 2013, 2012 and 2011, the total number of employees employed by wholly-owned management subsidiaries of Ocean Rig UDW was approximately 1,742 , 1,374 and 1,305, respectively, of which approximately 265, 244 and 337 were full-time crew engaged through third party crewing agencies, respectively. Of the total number of employees as of December 31, 2013, 2012 and 2011, approximately 161, 144 and 162 were assigned to the Eirik Raude, approximately 218, 154 and 139 were assigned to the Leiv Eiriksson, approximately 191, 186 and 202 were assigned to the Ocean Rig Corcovado, and approximately 212, 205 and 200 were assigned to the Ocean Rig Olympia, respectively. In addition, of the total number of employees as of December 31, 2013, 2012 and 2011, approximately 200, 202 and 214 were assigned to the Ocean Rig Poseidon and approximately 185, 182 and 191 were assigned to the Ocean Rig Mykonos, respectively. Furthermore, of the total number of employees as of December 31, 2013, approximately 86 were assigned to the Ocean Rig Mylos, approximately 104 were assigned to the Ocean Rig Skyros, and approximately 93 were assigned to the Ocean Rig Athena respectively. As of December 31, 2013, 2012 and 2011, the newbuild drillship project team, located in South Korea and Norway, employed 47, 44 and 70 employees, respectively, while the management and staff positions at the Stavanger office consisted of 47, 139 and 110 employees, respectively. As of December 31, 2013, there were also 90 employees based at our Aberdeen, Rio de Janeiro, Angola and Jersey offices and 19 employees based in other locations.  As of December 31, 2012, there were also 67 employees based at our Aberdeen, Rio de Janeiro and Jersey offices and five employees based in other locations.  As of December 31, 2011, there were 12 employees based at our Aberdeen office and five employees based in other locations.

The increase of employees from December 31, 2011 to December 31, 2012 and 2013 is primarily due to the general growth of our offshore drilling business.

We did not experience any material work stoppages with respect to our offshore drilling segment due to labor disagreements during 2013, 2012 or 2011.

E.           Share Ownership

For the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions."

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of February 14, 2013, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our executive officers, directors and key employees; and

•	all our executive officers, directors and key employees as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of February 14, 2014, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
George Economou (3)	61,125,177	14.0%
Harry Kerames	—	*
Evangelos Mytilinaios	—	*
George Xiradakis	—	*
George Demathas	—	*
Niki Fotiou	—	*
Executive Officers, Key Employees and Directors as a Group	61,157,577	14.0%
_____________________
*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o DryShips, 74-76 V. Ipeirou Street, Amaroussion GR 151 25 Greece.
(2)	Based on 435,992,059 common shares outstanding as of February 14, 2014.
(3)
Mr. Economou may be deemed to beneficially own 10,994,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 15,500,000 of these shares through Fabiana, a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares that are issuable upon the exercise of warrants, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one of our common shares. The warrants have been issued to Sphinx Investment Corp. pursuant to a Securities Purchase Agreement dated March 6, 2010, all of which (i) are immediately exercisable at an average exercise price of $22.50 per common share, other than 500,000 warrants that are exercisable at an exercise price of $30.00 per common share; and (ii) expire on April 7, 2014. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 29,962,088 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.

As of February 14,  2014, we had 49 shareholders of record, 36 of which were located in the United States and held an aggregate of 376,809,677 of our common shares, representing 83.1% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 361,016,876 of our common shares as of February 14, 2013. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Management Agreements with TMS Bulkers

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $ 2,069 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) per vessel, per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel, we are obligated to pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us in lieu of the fixed management fee. For any additional attendance above the budgeted superintendent expenses, we are charged extra at a standard rate of Euro 500 (or $690 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 (or $2,131 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per vessel, per day.

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

During the years ended December 31, 2013 and 2012, total charges from TMS Bulkers under the management agreements amounted to $35.8 million and $33.9 million, respectively.

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

Until August 31, 2010, the Company paid a management fee of Euro 607 (or $ 837 at the Euro/U.S. Dollar exchange rate as of December 31, 2013) per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 (or $146 at the Euro/U.S. Dollar exchange rate as of December 31, 2013) per day, per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 (or $727 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.0% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under SEC rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 (or $126 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per day, per vessel. Cardiff provided insurance services and obtained insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 (or $218 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per person, per day of eight hours.

Cardiff provided the Company with financial accounting services in exchange for a fee of Euro 121 (or $167 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 263,626 (or $  363,567 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) for financial accounting services rendered by Cardiff.

Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted based on the Greek consumer price index.

During the years ended December 31, 2013, 2012 and 2011, there were no charges from Cardiff under the management agreements.

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

TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($  2,069 based on the Euro/U.S. Dollar exchange rate at December 31, 2013). TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fees of Euro 500 ($ 690 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) per day; (iii) a commission of 1.25% on charterhire agreements; and (iv) a commission of 1.0% of the purchase price on sale or purchases of vessels in OceanFreight's fleet. Furthermore, TMS Dry was entitled to a supervision fee payable upfront for vessels under construction equal to 10.0% of the approved annual budget for supervision costs in lieu of the daily management fee.

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

For the years ended December 31, 2013, 2012 and 2011, total charges from Cardiff under the Global Services Agreement amounted to $0 million, $7.2 million and $7.2, respectively.

Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a new services agreement, or the Ocean Rig Services Agreement, with Cardiff  Drilling , a company controlled by our Chairman, President and Chief Executive Officer, on the same terms and conditions as the Global Services Agreement, except that under the Ocean Rig Services Agreement, Ocean Rig Management is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips Inc. For the year ended December 31, 2013 total charges from Cardiff under the Ocean Rig Services Agreement amounted to $17.7 million

Management Agreements – Tankers

Since January 1, 2011, TMS Tankers has provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  Each management agreement provides for a management fee of Euro 1,700 (or $ 2,344 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per vessel, per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 (or $ 2,415 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per vessel, per day. In addition, TMS Tankers also received a construction supervisory fee of 10% of the budget for our tankers under construction, payable up front, in lieu of the fixed management fee while our tankers were under construction.

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

For the years ended December 31, 2013, 2012 and 2011, total charges from TMS Tankers under the management agreements amounted to $11.7 million, $ 9.6 million and $9.4 million, respectively.

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

Pursuant to our pooling agreement with Sigma Tankers Inc. for the Aframax vessel Calida, we are obligated to time charter the vessel into the pool for a period of 12 months, after which the charter would automatically renew for successive 12 month periods; provided that, after the initial period, we or Heidmar, as the pool manager, may request that the vessel be redelivered after giving 90 days' notice. The pool manager is entitled to receive an agency fee of $387 per day for the vessel, subject to adjustment on January 1st of each year with the rate of increase to be a minimum equal to the U.S. Consumer Price Index for the preceding 12 months plus 3% and a maximum annual increase of 8%. In addition, the pool manager is entitled to receive a commission of 1.25% of the freight or charterhire earned by the vessels on contracts or charter parties entered into by the pool during the term of the agreement; provided that, in the event the pool consists of less than 20 vessels, the commission is increased to 1.50% of the freight or charterhire earned. In addition, we are obligated to contribute approximately $3.8 million to the pool for the vessel's working capital. The agency fees, commissions and working capital contribution were deducted from our pool earnings. The pooling agreement relating to the Calida was terminated in October 2013. Our pooling agreements with Sigma Tankers Inc. for our Aframax vessels Saga, Daytona, and Belmar, which terminated in April 2012, October 2012 and January 2013, respectively, contained the same terms and conditions as the pooling agreement relating to the Calida.

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

For the years ended December 31, 2013, 2012 and 2011, total charges from Vivid Finance under the consultancy agreement amounted to $18.1  million, $14.2 million and $6.0 million, respectively.

Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of our majority-owned subsidiary Ocean Rig UDW, entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement, except that under the Ocean Rig Consultancy Agreement, Ocean Rig Management is obligated to pay directly the fee of 0.20% to Vivid Finance on the total transaction amount in consideration of the services provided, whereas under the DryShips Consultancy Agreement, this fee was paid by DryShips Inc.  In connection with Ocean Rig Management's entry into the Ocean Rig Consultancy Agreement, the DryShips Consultancy Agreement was amended, effective a of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig UDW and its subsidiaries.  In essence, post-amendment, the DryShips Consultancy Agreement is in effect for our tanker and drybulk shipping segments only.

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

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013 the Company reached a commercial agreement out of court with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered and relevant claim filed in the High Court in London, U.K. was dropped.  In this respect, because the Company had previously recognized a receivable of $11.0 million it has recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of Ocean Rig, was notified by a letter dated 13 November 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Øre (NOK 77,383,803.58), $12.6 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2013)  plus interest and costs related to upgrades performed in the drilling unit Leiv Eiriksson in late 2012 and early 2013. OCR is disputing a large part of the above amount.

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

For the Year Ended	Low	High
December 31, 2009	$2.79	$16.58
December 31, 2010	$3.42	$6.77
December 31, 2011	$1.97	$5.50
December 31, 2012	$1.58	$3.74
December 31, 2013	$1.64	$4.70

For the Quarter Ended
March 31, 2012	$2.08	$3.74
June 30, 2012	$1.96	$3.50
September 30, 2012	$2.11	$2.63
December 31, 2012	$1.58	$2.43
March 31, 2013	$1.64	$2.30
June 30, 2013	$1.68	$2.25
September 30, 2013	$1.78	$3.93
December 31, 2013	$2.72	$4.70

For the Month Ended
August 2013	$1.92	$2.45
September 2013	$2.33	$3.93
October 2013	$2.72	$3.78
November 2013	$2.87	$3.44
December 2013	$3.33	$4.70
January 2014	$3.37	$4.27
February 1, 2014 through February 14, 2014	$3.23	$3.80

Item 10.    Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in our Registration Statement on Form F-3ASR (Registration No. 333-190951), filed with the SEC on September 3, 2013, is incorporated by reference herein, provided that as of February 14, 2014, we had 453,492,059 common shares outstanding and no shares of Series A Convertible preferred stock outstanding.

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

In connection with the delivery of our newbuilding drillships the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos all of our outstanding shares of Series A Convertible Preferred Stock were converted into common shares in accordance with the terms of the Certificate of Designations.

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

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock and 10,000,000 of these shares have been designated as Series A Participating Preferred Stock as of February 14, 2014.  As of February 14 , 2014, we had no shares of preferred stock outstanding.  Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

The Rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of February 14 , 2014, no exercise of any Right had occurred.

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

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2013 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2013 taxable year, the Company's stock was "primarily and regularly traded" on the NASDAQ Global Select Market, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2013 United States income tax returns.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, the Holders of commons shares that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

If we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, U.S. Holders would be required to report their ownership of our common shares to the IRS by filing an IRS Form 8621 with their U.S. federal income tax return for each such taxable year.

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

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Angola, Cyprus, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Ireland, Sierra Leone, Gabon, West Africa,  Equatorial Guinea or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

As of December 31, 2013, we had a total of 27 interest rate swap, cap and floor agreements, maturing from February 2014 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, net loss and cash outflows in the current year by approximately $57.3 million based upon our debt level at December 31, 2013. A 1.0% increase in LIBOR, with all other variables held constant, would have increased our interest and finance costs for the year ended December 31, 2013 from $332.1 million to $389.4 million based upon our debt level at December 31, 2013.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2013, we incurred approximately 60% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2013, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in a decrease of $3.5 million in our profits before taxes for the year ended December 31, 2013.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2013, we did not have any open foreign currency forward exchange contracts.

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

Item 15.     Controls and Procedures

(a) Disclosure Controls and Procedures

Management, including our Company's Chief Executive Officer and Chief Financial Officer has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (1992 Framework), as of December 31, 2013.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2013, based on the framework established in Internal Control—Integrated Framework issued by COSO (1992 Framework). Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting is effective as of December 31, 2013.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2013, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial  reporting that have accrued during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(U.S. Dollars in Thousands)	2012	2013
Audit and audit related fees	$1,884	$1,997
Tax fees	69	160
Total fees	$1,953	$2,107

Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. There were no audit-related or other fees billed in 2013 and 2012.

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

Item 16H.       Mine Safety Disclosure

Not applicable.

PART III.

Item 17.          Financial Statements

See "Item 18. Financial Statements."

Item 18.          Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firm therefore, are filed as a part of this annual report.

Item 18.1.       Schedule I – Condensed Financial Information of DryShips Inc. (Parent Company only)

The Schedule I, beginning after page F-57, is filed as part of this report.

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

4.24
Supplemental Letter, dated September 27, 2012, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.25
Supplemental Letter, dated September 27, 2012, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.26
Pledge and Security Agreement, dated as of September 27, 2012, made by DryShips Inc. to HSH Nordbank AG incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.27
Uncertificated Securities Control Agreement, dated as of September 27, 2012, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc. incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

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

4.83
Fourth Supplemental Agreement, dated August 31, 2012, in relation to a Loan Agreement, dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000, as amended and supplemented by three supplemental agreements dated October 12, 2009, September 9, 2011 and January 4, 2012 and two supplemental letters dated July 24, 2009 and February 8, 2010 incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

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

4.118
Loan Agreement, dated March 19, 2012, by and among Amathus Owning Company Limited, Symi Owners Inc. and Kalymnos Owners Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a loan facility of up to $87,653,740, incorporated by reference to Exhibit 4.118 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

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

4.124
Supplemental Agreement, dated July 31, 2012, to a Loan Agreement, dated April 20, 2011, by and between Olympian Hera Owners Inc., as Borrower, the banks and financial institutions set out therein, as Banks, and DVB Bank SE, as Arranger, Agent and Security Agent, relating to a term loan of up to $32,312,500, incorporated by reference to Exhibit 4.124 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.125
Loan Agreement, dated October 24, 2012, by and among Olympian Athena Owners Inc., Olympian Aphrodite Owners Inc. and Olympian Dionysus Owners Inc., as joint and several borrowers, ABN AMRO Bank N.V. and The Korea Development Bank, as joint mandated Arrangers, ABN AMRO Bank N.V., as Facility Agent, Security Trustee, Account Bank, Swap Provider and K-sure Agent, and the banks and financial institutions listed therein, as Lenders, relating to a $107,668,750 loan, incorporated by reference to Exhibit 4.125 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

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

4.146
Novation Agreement and accompanying agreement dated April 17, 2013, by and among Amazon Owning Company Limited, Rightmove Owners Inc., Shanghai Jiangnan-Chiangxing Shipbuilding Co., Ltd., and China Shipbuilding Trading Company, Limited relating to Hull 1239.

4.147
Novation Agreement and accompanying agreement dated April 17, 2013, by and among Pasifai Owning Company Limited, Gratis Owners Inc., Shanghai Jiangnan-Chiangxing Shipbuilding Co., Ltd., and China Shipbuilding Trading Company, Limited relating to Hull 1240.

4.148
Waiver Letter dated May 27, 2013 to the Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012, incorporated by reference to exhibit 4.45 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.149	Amendment No. 1 to Pledge and Security Agreement, dated as of September 27, 2012, made by DryShips Inc. to HSH Nordbank AG., dated June 21, 2013.

4.150
Waiver Letter, dated June 25, 2013, relating to a Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc.  (Registration No. 333-175940), filed with the SEC on August 1, 2011, incorporated by reference to exhibit 4.46 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.151
Credit Agreement, dated July 12, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, as Joint Global Coordinators, Joint Lead Arrangers and Joint Bookrunners and the banks and financial institutions named therein, as Joint Lead Arrangers and Joint Bookrunners, relating to a combined $1.8 billion of Tranche B-1 and Tranche B-2 Term Loans incorporated by reference to exhibit 4.47 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.152
Incremental Amendment, dated July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent under the Credit Agreement, dated July 12, 2013 (the "July 12, 2013, Credit Agreement"), and the Incremental Lenders, as defined therein, relating to an increase of $100,000,000 under the July 12, 2013 Credit Agreement, incorporated by reference to exhibit 4.48 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.153
Amended and Restated Loan Agreement, dated August 1, 2013, relating to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010 and as further amended and restated on August 25, 2010, incorporated by reference to Exhibit 4.153 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008 filed with the SEC on March 30, 2009.

4.154
Third Supplement Agreement dated August 1, 2013, relating to Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, as amended, incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.155
Amending and Restating Agreement dated August 30, 2013 relating to the Facilities Agreementby and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities originally dated February 28, 2013 incorporated by reference to exhibit 4.49 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.156
Consultancy Agreement, dated September 9, 2013, by and Eastern Med Consultants Inc., an indirect wholly owned subsidiary of Ocean Rig UDW Inc., and Azara Services S.A. incorporated by reference to exhibit 4.52 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.157
Amendment Number 2 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated September 9, 2013, incorporated by reference to exhibit 4.50 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.158	Amendment Number 3 to Pledge and Security Agreement, dated as of September 27, 2012, as amended, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated November 14, 2013.

4.159
Amendment Number 3 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated November 14, 2013, incorporated by reference to exhibit 4.51 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.160
Supplement to Loan Agreement dated November 18, 2013, to the original Loan Agreement dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger and Lead Bookrunner, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner, as amended, relating to a term loan and short-term credit facilities of up to $110,000,000, or the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on April 21, 2006.

4.161
Supplement to Loan Agreement dated November 18, 2013, to the original Loan Agreement dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger, Lead Bookrunner and Joint Underwriter, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner and Joint Underwriter, relating to a term loan and short-term credit facilities of up to $518,750,000, or the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2005, filed with the SEC on April 21, 2006.

4.162
Supplemental Letter dated December 10, 2013, relating to the Facilities Agreement by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities originally dated February 28, 2013 and filed as Exhibit 4.44 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012 and filed with the SEC on March 22, 2013, incorporated by reference to exhibit 4.50 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

4.163
Amendment and Restatement Agreement dated as of February 7, 2014 relating to the Credit Agreement, dated July 12, 2013, as amended by the Incremental Agreement on July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, relating to a re-financing of the combined $1.9 billion of Tranche B-1 and Tranche B-2 Term Loans, incorporated by reference to exhibit 4.54 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2013.

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

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (v) the Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: February 21, 2014	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements and schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reports a working capital deficit of $988 million at December 31, 2013. In addition, the shipping segment has not complied with certain covenants of its bank agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements and schedule do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DryShips Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited DryShips Inc.'s (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). DryShips Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting for the year ended December 31, 2013. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, DryShips Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DryShips Inc. as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013 of DryShips Inc. and our report dated February 21, 2014 expressed an unqualified opinion thereon that included an explanatory paragraph regarding DryShips Inc.'s ability to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 21, 2014

DRYSHIPS INC.

Consolidated Balance Sheets
As of December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$341,950	$595,142
Restricted cash (Note 2)	223,133	94,170
Trade accounts receivable, net of allowance for doubtful receivables of $14,685 and $2,948 at December 31, 2012 and 2013, respectively	174,985	321,989
Due from related parties (Note 4)	40,686	39,023
Other current assets (Note 5)	122,775	133,875

Total current assets	903,529	1,184,199

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and related costs (Note 6)	1,201,807	679,008
Vessels, net (Note 7)	2,059,570	2,249,087
Drilling rigs, drillships, machinery and equipment, net (Note 7)	4,446,730	5,828,231

Total fixed assets, net	7,708,107	8,756,326

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 12)	996	14,741
Restricted cash (Note 2)	155,375	50,000
Intangible assets, net (Note 9)	7,619	6,175
Above-market acquired time charter and drilling contracts (Note 9)	19,575	8,816
Other non-current assets (Note 10)	83,290	103,435

Total other non-current assets	266,855	183,167

Total assets	$8,878,491	$10,123,692

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 11)	$1,102,085	$1,660,168
Accounts payable and other current liabilities	130,728	102,528
Accrued liabilities	177,114	232,623
Due to related parties (Note 4)	4,750	611
Deferred revenue	73,008	128,044
Financial instruments (Note 12)	85,844	47,740

Total current liabilities	1,573,529	2,171,714

NON-CURRENT LIABILITIES
Long-term debt, net of current portion net of deferred finance costs (Note 11)	3,284,630	3,907,835
Financial instruments (Note 12)	63,096	26,086
Deferred revenue	71,815	152,226
Other non-current liabilities	17,402	34,133

Total non-current liabilities	3,436,943	4,120,280

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and 2013; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2012 and 2013, respectively (Note 13)	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2012 and 2013; 424,762,244 and 432,654,477 shares issued and outstanding at December 31, 2012 and 2013, respectively (Note 13)	4,247	4,326
Treasury stock; $0.01 par value; 11,000,000 and 21,000,000 shares at December 31, 2012 and 2013, respectively (Note 11)	(110)	(210)
Additional paid-in capital (Note 13)	2,837,525	2,824,702
Accumulated other comprehensive loss (Note 16)	(9,175)	(6,062)
Retained earnings/(Accumulated deficit)	13,973	(209,120)

Total DryShips Inc. stockholders' equity	2,846,460	2,613,636
Non-controlling interests	1,021,559	1,218,062

Total equity	3,868,019	3,831,698

Total liabilities and stockholders' equity	$8,878,491	$10,123,692

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Operations
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2011	2012	2013
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	$378,013	$268,236	$311,764
Leasing revenue	112,118	-	-
Service revenues (including amortization of above market acquired drilling contracts), net	587,531	941,903	1,180,250

Total Revenues (Notes 2 and 18)	$1,077,662	$1,210,139	$1,492,014

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 2)	20,573	30,012	103,211
Vessels, drilling rigs and drillships operating expenses	373,122	649,722	609,765
Depreciation and amortization (Notes 7 and 9)	274,281	335,458	357,372
Loss on sale of assets, net	3,357	1,179	-
Gain on contract cancellation (Note 7)	(6,202)	-	-
Contract termination fees and other (Note 6)	-	41,339	33,293
Vessel impairment charge (Notes 7 and 12)	144,688	-	43,490
Gain from vessel insurance proceeds (Note 7)	(25,064)	-	-
General and administrative expenses	123,247	145,935	184,722
Legal settlements and other, net (Note 15.1)	-	(9,360)	4,585

Operating income	169,660	15,854	155,576

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes $22,195 accumulated other comprehensive classifications in 2012 for losses on previously designated cash flow hedges and gains on Senior Notes) (Note 17)	(146,173)	(210,128)	(332,129)
Interest income	16,575	4,203	12,498
Gain/(Loss) on interest rate swaps (Note 12)	(68,943)	(54,073)	8,373
Other, net (Note 12)	9,023	(492)	2,245

Total other expenses, net	(189,518)	(260,490)	(309,013)

LOSS BEFORE INCOME TAXES	(19,858)	(244,636)	(153,437)
Less: Income taxes (Note 20)	(27,428)	(43,957)	(44,591)

NET LOSS	(47,286)	(288,593)	(198,028)
Less: Net (income)/loss attributable to non-controlling interests	(22,842)	41,815	(25,065)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(70,128)	$(246,778)	$(223,093)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC COMMON STOCKHOLDERS (Note 19)	$(74,594)	$(246,778)	$(223,149)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 19)	$(0.21)	$(0.65)	$(0.58)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 19)	355,144,764	380,159,088	384,063,306

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Comprehensive Income Loss
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2011	2012	2013
- Net loss	$(47,286)	$(288,593)	$(198,028)
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on senior unsecured notes	(1,350)	2,059	-
- Reclassification of gain associated with senior unsecured notes to Consolidated Statement of Operations, net	-	(709)	-
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	13,088	22,904	-
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	368	549	550
- Actuarial gains/(losses)	(942)	(637)	3,335

Other comprehensive income	$11,164	$24,166	$3,885

Comprehensive loss	(36,122)	(264,427)	(194,143)
- Less: comprehensive (income)/loss attributable to non-controlling interests	(23,862)	34,215	(26,532)

Comprehensive loss attributable to DryShips Inc.	$(59,984)	$(230,212)	$(220,675)

The accompanying notes are an integral part of these consolidated financial statements

DRYSHIPS INC.

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/ (Accumulated Deficit)	Total DryShips Stockholders Equity	Non-controlling interests	Total Equity

BALANCE, December 31, 2010	52,238,806	$522	369,649,777	$3,696	—	—	$2,955,018	$(38,754)	$335,345	$3,255,827	$643,702	$3,899,529
- Net income/(loss)	—	—	—	—	—	—	—	—	(70,128)	(70,128)	22,842	(47,286)
- Issuance of non-vested shares	—	—	9,016,800	90	—	—	(90)	—	—	—	—	—
- Issuance of preferred stock	6,532,979	65	—	—	—	—	(65)	—	—	—	—	—
- Conversion of preferred stock into common stock	(58,771,785)	(587)	46,095,517	461	—	—	126	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(1,000,000)	(10)	10	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(77,083)	1,852	—	(75,231)	123,918	48,687
- Other comprehensive income	—	—	—	—	—	—	—	8,292	—	8,292	2,872	11,164
- Amortization of stock based compensation	—	—	—	—	—	—	26,568	—	—	26,568	—	26,568
- Dividends on preferred stock	—	—	—	—	—	—	4,466	—	(4,466)	—	—	—

BALANCE, December 31, 2011	—	$—	424,762,094	$4,247	(1,000,000)	$(10)	$2,908,950	$(28,610)	$260,751	$3,145,328	$793,334	$3,938,662
- Net loss	—	—	—	—	—	—	—	—	(246,778)	(246,778)	(41,815)	(288,593)
- Issuance of non-vested shares	—	—	150	—	—	—	—	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(10,000,000)	(100)	100	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(84,629)	2,869	—	(81,760)	262,245	180,485
- Other comprehensive income	—	—	—	—	—	—	—	16,566	—	16,566	7,600	24,166
- Amortization of stock based compensation	—	—	—	—	—	—	13,104	—	—	13,104	195	13,299

DRYSHIPS INC.

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Series A Convertible Preferred Stock		Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/ (Accumulated Deficit)	Total DryShips Stockholders Equity	Non controlling interests	Total equity

BALANCE December 31, 2012	—	—	424,762,244	$4,247	(11,000,000)	$(110)	$2,837,525	$(9,175)	$13,973	$2,846,460	$1,021,559	$3,868,019
- Net income/(loss)	—	—	—	—	—	—	—	—	(223,093)	(223,093)	25,065	(198,028)
- Issuance of common stock	—	—	6,892,233	69	—	—	23,369	—	—	23,438	—	23,438
- Issuance of non vested shares	—	—	1,000,000	10	—	—	(10)	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(10,000,000)	(100)	100	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(46,237)	695	—	(45,542)	168,502	122,960
- Other comprehensive income	—	—	—	—	—	—	—	2,418	—	2,418	1,467	3,885
- Amortization of stock based compensation	—	—	—	—	—	—	9,955	—	—	9,955	1,469	11,424

Balance December 31, 2013	—	—	432,654,477	$4,326	(21,000,000)	$(210)	$2,824,702	$(6,062)	$(209,120)	$2,613,636	$1,218,062	$3,831,698

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.

Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2011	2012	2013
Cash Flows from Operating Activities:
Net loss	$(47,286)	$(288,593)	$(198,028)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	274,281	335,458	357,372
Amortization, write off of deferred financing fees	24,926	20,548	48,980
Amortization of convertible senior notes debt discount	34,144	38,855	43,769
Amortization of fair value of acquired time charters and drilling contracts	7,534	20,527	10,759
Amortization of cash flow hedge reserve	13,088	22,904	-
Vessel impairment charge	144,688	-	43,490
Loss on sale of assets, net	3,357	1,179	-
Gain on contract cancellation	(6,202)	-	-
Gain on vessel insurance proceeds	(25,064)	-	-
Gain on sale of notes	(1,406)	(709)	-
Forfeiture of advances for vessel acquisitions	-	19,939	-
Amortization of stock based compensation	26,568	13,299	11,424
Interest income on restricted cash	(4,318)	-	-
Change in fair value of derivatives	(38,155)	(54,506)	(88,859)
Security deposits for derivatives	45,500	24,550	-
Amortization of free lubricants benefit	(15)	(14)	(12)
Changes in operating assets and liabilities:
Trade accounts receivable	(114,420)	(33,469)	(147,936)
Due from related parties	(5,211)	(14,540)	1,663
Other current and non-current assets	(52,013)	(58,277)	(33,164)
Accounts payable and other current and non-current liabilities	30,569	41,098	9,705
Accrued liabilities	45,561	57,277	55,509
Due to related parties	(5,805)	(2,768)	(4,139)
Deferred revenue	(1,116)	94,771	135,447

Net Cash Provided by Operating Activities	349,205	237,529	245,980

Cash Flows from Investing Activities:
Vessel insurance proceeds	58,200	-	-
Short term investment	-	-	(442)
Business acquisitions, net of cash acquired	(58,743)	-	-
Purchase of notes	(75,000)	-	-
Sale of notes	58,406	18,709	-
Advances for vessel acquisitions / drilling rigs and drillships under construction	(2,221,427)	(276,956)	(235,346)
Vessel acquisitions and improvements	-	(177,724)	(181,176)
Drilling rigs, drillships equipment and other improvements	(78,480)	(97,868)	(1,051,704)
Proceeds from sale of vessels and contract cancellation	119,059	116,834	-
Decrease in restricted cash	375,591	27,058	234,338

Net Cash Used in Investing Activities	(1,822,394)	(389,947)	(1,234,330)

DRYSHIPS INC.

Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2011	2012	2013

Cash Flows from Financing Activities:
Proceeds from long-term credit facilities, term loans and senior notes	$2,555,102	$966,103	$2,982,576
Payments of short-term credit facility	(300,000)	-	-
Principal payments and repayments of long-term debt	(877,793)	(867,932)	(1,803,366)
Net proceeds from common stock issuance	-	-	23,438
Net proceeds from sale in ownerships of subsidiary	-	180,485	122,960
Payment of financing costs, net	(44,507)	(35,431)	(84,066)
Net Cash Provided by Financing Activities	1,332,802	243,225	1,241,542

Net increase/ (decrease) in cash and cash equivalents	(140,387)	90,807	253,192
Cash and cash equivalents at beginning of year	391,530	251,143	341,950

Cash and cash equivalents at end of year	$251,143	$341,950	$595,142

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$34,117	$118,606	$171,649
Income taxes	23,199	45,450	50,392

Non cash financing and investing activities:
Issuance of non-vested shares	90	-	10
Fair value of preferred share dividend	$4,466	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling rig services.

Customers individually accounting for more than 10% of the Company's voyage revenues and drilling rig revenues during the years ended December 31, 2011, 2012 and 2013, were as follows:

	Year ended December 31,
	2011	2012	2013
Customer A - Drilling rig segment	21%	-	-
Customer B - Drilling rig segment	12%	38%	26%
Customer C - Drilling rig segment	-	14%	-
Customer D - Drilling rig segment	24%	-	-
Customer E - Drilling rig segment	-	-	11%
Customer F - Drilling rig segment	-	-	14%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting policies:

(a)  Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Committee (the "SEC") and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its VIEs. As of December 31, 2013, the Company consolidated 100% one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2012, were $25,474 and $26,764, respectively, total liabilities exceeding total assets by $1,290. The VIE's total assets and liabilities, as of December 31, 2013, were $35,782 and $27,873 respectively, with total assets exceeding total liabilities by $7,909. A VIE is an entity that in general does not have equity investors with voting rights or that has equity that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.

All intercompany balances and transactions have been eliminated on consolidation.

(b) Business combinations: The Company uses the acquisition method of accounting under the authoritative guidance on business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the Consolidated Statements of Operations. The acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition.

The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of the purchase price over the net fair value of assets acquired and liabilities assumed. When the fair value of net assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

During 2013, the Company adopted the requirements of Accounting Standard Update ("ASU")  2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts.

(f) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g) Restricted cash: Restricted cash may include: (i) cash collateral required under the Company's financing and swap arrangements, (ii) retention accounts which can only be used to fund the loan installments coming due, (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements, (iv) taxes withheld from employees and deposited in designated bank accounts and, (v) amounts pledged as collateral for bank guarantees to suppliers.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

As of December 31, 2013, cumulative installment payments made to the yards amounted to approximately $564,345 for the vessels and drillships under construction. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, issued by financial institutions, or "refund guarantees".

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

(l) Capitalized interest: Interest expense is capitalized during the construction period of drilling rigs, drillships and vessels based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2011, 2012 and 2013, amounted to $76,068, $58,967 and $69,714, respectively (Note 17).

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

(ii) Drilling rigs and drillships are stated at cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig or drillship machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig or drillship. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years. The residual values of the drilling rigs and drillships are estimated at $35,000 and $50,000, respectively.

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

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/drilling rig/drillship which has no time charter or drilling contract to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels/rigs are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

December 31, 2013 and 2012, while for 2011 an impairment of $5,917 was recognized in the accompanying consolidated statement of operations relating to one long live asset which was held for sale as of June 30, 2011.

 (r) Fair value of above/below market acquired time charter or drilling contracts: In a business combination the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters or drilling contracts assumed when a vessel and/or rig is acquired. Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The value of the asset or liability at the date of delivery of a vessel or drilling rig/drillship is based on the difference between the current fair values of a contract with similar characteristics as the time charter or drilling contract assumed and the net present value of future contractual cash flows from the contract assumed. When the present value of the time charter or drilling contract assumed is greater than the current fair value of such contract, the difference is recorded as "Fair value of above market acquired time charter/drilling contracts". When the opposite situation occurs, the difference is recorded as "Fair value of below market acquired time charter/drilling contracts". Such assets and liabilities are amortized as a reduction of, or an increase in revenue, respectively over the period of the time charter or drilling contract assumed.

 (s) Impairment of long-lived assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, drilling rigs and drillships by obtaining vessel, drilling rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel, drilling rigs and drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', drilling rigs and drillships, future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, drilling rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, drilling rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, drilling rig and drillship, net of brokerage commissions, expected outflows for vessels', drilling rigs' and drillships' maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, while $35,000 and $50,000 for drilling rigs and drillships respectively in accordance with the Company's vessels', drilling rigs', drillships' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel, drilling rig and drillship is lower than its' respective carrying value, the carrying value is written down, by recording a charge to operations, to its' respective fair market value if the fair market value is lower than the vessel's, drilling rig or drillship's carrying value.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

The Company's analysis for the year ended December 31, 2013, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, drilling rigs and drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment. While for the drilling segment there can be no assurance as to how long drilling rates and drilling rigs/drillships values will remain at their currently high levels or whether they will improve or the opposite by any significant degree. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable and, therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013. However, due to Company's decision to sell certain vessels during the years and/or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge relating to assets held for use of $144,688, $0 and $43,490 for each of the years ended December 31, 2011, 2012 and 2013, respectively, was recognized (Notes 7 and 12).

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

 (v) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31, 2011, 2012 and 2013, amounted to $21,952, $17,565 and $46,006 respectively (Note 17).

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

Voyage related and vessel operating costs: Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crew, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Deferred voyage revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii)	Drilling rigs and drillships:

Revenues: The Company's services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drilling rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

 (x) Revenue and related expenses - (continued):

(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that mobilization expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the statement of operations.

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

(y) Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the caption "Pension liability" with an offsetting amount in "Accumulated other comprehensive income/(loss)" for any amounts of actuarial gains of losses or prior service cost that has not been amortized to income. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in "General and administrative expenses" and "Vessel, drilling rigs and drillships operating expenses". Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(af) Commitments and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(ah) Recent accounting pronouncements:  There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact on future years.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Going concern

As of December 31, 2012 and 2013, the drilling segment was in compliance with its financial covenants while the shipping segment was in breach of certain financial covenants, contained in the Company's loan agreements relating to $769,098 and $450,299, respectively, of the Company's debt. Even though as of the date of approval of the consolidated financial statements none of the lenders have declared an Event of Default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment, the Company has classified the respective bank loans amounting to $942,799 at December 31, 2013, as current liabilities (Note 11). As a result, the Company reports a working capital deficit of $987,515 at December 31, 2013.

In addition, and as further discussed in Note 15, the Company's expected short term capital commitments to fund the construction installments under the shipbuilding contracts in the twelve-month period ending December 31, 2014, amount to $542,049 out of which $365,609 is expected to be financed with a corresponding drawdown of Ocean Rig's $1,350,000 senior secured credit facility. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in the twelve-month period ending December 31, 2014, may not be sufficient to cover the Company's unfinanced capital commitments. Furthermore, the Company's current maturities of long-term debt (excluding the balance classified as current due to the breach in convenants) at December 31, 2013, amounted to $895,473. The Company expects to finance its current maturities of long-term debt and unfinanced capital commitments with cash on hand, operational cash flow and debt or equity issuances.

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23,655, after deducting commissions, while in 2014 to date, 20,837,582 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $84,547, after to date, commissions.

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

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31, 2012	December 31, 2013
Balance Sheet
Due to related party - Cardiff Marine Inc.	$(2,080)	$(3)
Due to related party - Tri-Ocean Heidmar	(43)	(43)
Due to related party - Cardiff Tankers	(2)	(181)
Due to related party - Fabiana	(918)	-
Due to related party - Sigma and Blue Fin pool	-	(336)
Due to related party - Vivid	(1,707)	(48)
Due to related party - Total	(4,750)	(611)

Due from related party - TMS Bulkers	30,473	29,059
Due from related party - TMS Tankers	9,270	9,964
Due from related party - Sigma and Blue Fin pool	943	-

Due from related party - Total	$40,686	$39,023

Advances for vessels and drillships under construction – Cardiff/TMS Bulkers/ TMS Tankers, for the year	$7,648	$4,778
Vessels, net – Cardiff/TMS Bulkers/TMS Tankers, for the year	7,472	6,815
Drilling rigs, drillships, machinery and equipment, net – Cardiff/Cardiff Drilling, for the year	-	5,692
Trade Accounts Receivable – Accrued Receivables – Sigma and Blue Fin pools	818	386
Other current assets - Sigma and Blue Fin pool	2,658	-
Other non-current assets - Sigma and Blue Fin pool	$275	$-

	Year ended December 31,
Statement of Operations	2011	2012	2013
Voyage Revenues - Sigma and Blue Fin pool.	$12,655	$27,306	$5,306
Service Revenues, net – Cardiff/Cardiff Drilling	2,357	6,193	10,786
Voyage expenses - TMS Tankers	(158)	(507)	(1,483)
Voyage expenses - TMS Bulkers	(4,420)	(3,166)	(2,619)
Voyage expenses - TMS Dry	(236)	-	-
Voyage expenses - Cardiff Tankers	-	(166)	(1,423)
Gain on sale of assets - commissions - TMS Bulkers	(1,166)	(1,180)	(710)
Contract termination fees and other	-	(300)	(23,048)
General and administrative expenses:
- Consultancy fees - Fabiana Services S.A.	(3,779)	(4,397)	(3,593)

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

	Year ended December 31,
Statement of Operations	2011	2012	2013
- Management fees - TMS Tankers	$(2,293)	$(5,151)	$(8,362)
- Management fees - TMS Bulkers	(26,771)	(26,518)	(27,803)
- Management fees - TMS Dry	(1,602)	-	-
- Consultancy fees - Vivid	(5,958)	(14,201)	(18,056)
- Consultancy fees - Azara	-	-	(5,000)
- Consultancy fees - Basset	-	(2,676)	(4,200)
- Rent	(29)	(41)	-
- Amortization of DryShips CEO stock based compensation	$(26,447)	$(12,663)	$(7,780)
- Amortization of Ocean Rig's CEO stock based compensation	-	-	(1,358)

          (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff" or the "Manager"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") together the "Managers". The Managers are beneficially majority owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($2,069 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($2,131 based on the Euro/U.S. Dollar exchange rate at December 31, 2013).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $690 based on the Euro/U.S. Dollar exchange rate as of December 31, 2013) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,344 based on the Euro/U.S. Dollar exchange rate at December 31, 2013), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($2,415 based on the Euro/U.S. Dollar exchange rate at December 31, 2013). TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessels under construction, payable up front in lieu of the fixed management fee.

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:

In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the Company's ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination.

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

TMS Dry Ltd.: OceanFreight Inc. ("OceanFreight") which was acquired by the Company on August 24, 2011, contracted the technical and commercial management of its drybulk vessels to TMS Dry Ltd. ("TMS Dry"), a related party entity beneficially owned by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou.

TMS Dry was engaged under separate vessel management agreements directly by OceanFreight's wholly-owned, vessel - owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also a superintendent's fee per vessel plus expenses for any services performed relating to the evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index by not less than 3% and not more than 5%. In the event that the management agreements were terminated for any reason other than TMS Dry's default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs which materialized as per applicable Collective Bargaining Agreement (CBA). TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($2,069 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) for the drybulk vessels. TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fees of Euro 500 ($690 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) per day; (iii) a commission of 1.25% on charter hire agreements; and (iv) a commission of 1% of the purchase price on sale or purchases of vessels in OceanFreight's fleet. Furthermore, TMS Dry was entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision costs in lieu of the fixed management fee.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Effective January 1, 2013, the Company terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig and Cardiff Drilling Inc. ("Cardiff Drilling") formerly known as Cardiff Oil & Gas Management,  a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, on the same terms and conditions as in the previous Global Services Agreement between the Company and Cardiff, except that under the New Global Services Agreement, Ocean Rig is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips Inc.
Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Mr. George Economou: As the Company's Chairman, President, Chief Executive Officer ("CEO") and principal shareholder, with a 14.7% shareholding as of December 31, 2013, Mr. George Economou has the ability to exert influence over the operations of the Company. In April 2012, companies affiliated with the Company's Chairman, President and Chief Executive Officer purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips, that was completed on April 17, 2012 (Note 13). During March 2013, the Company accepted an offer from a company affiliated with Mr. George Economou for the sale of two Very Large Ore Carriers (VLOC) newbuildings (Note 6).

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company (Note 14).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares vesting on the grant date; 1,000,000 shares vesting on December 31, 2010 and 2011 respectively; and 1,500,000 shares vesting on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.7 million based on the exchange rate as of December 31, 2013).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable to Fabiana for the provision of the services of the Company's Chief Executive Officer during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and, 333,333 vesting on August 20, 2015, respectively.

Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between Ocean Rig's wholly owned subsidiary, Eastern Med Consultants Inc. and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash. For the year ended December 31, 2013, the Company incurred costs of $5,000, related to this agreement which are included in "General and Administrative expenses" in the consolidated statement of operations, including a sign on bonus of $2,500. In addition, on August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and, 50,000 vesting on August 20, 2015, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between Ocean Rig's wholly owned subsidiary, Eastern Med Consultants Inc and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2013). For the year ended December 31, 2012, the Company incurred costs of $2.7 million including a sign on bonus of Euro 1.5 million ($1.8 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) related to this agreement. On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3.0 million be paid to Basset for the contribution of Mr. Antony Kandylidis for Executive Vice President's services. For the period ended December 31, 2013, the Company incurred costs of $4.2 million (including a cash bonus of $3 million) related to this agreement.

Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire agreements.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties.

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

Legal services: Mr. Savvas D. Georghiades, a member of the Ocean Rig's board of directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. In the years ended December 31, 2011,
2012, 2013 the Company expensed and paid fees amounting to Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2011), Euro 41,623 ($55 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) and Euro 13.193 ($18 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) respectively for the legal services provided by Mr. Georghiades. No balance due to Mr. Savvas D. Georghiades existed as of December 31, 2012 and 2013.

Lease Agreement: The Company leased office space in Athens, Greece from a son of Mr. George Economou until December 31, 2012.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Three of the Suezmax tankers, Vilamoura, Lipari and Petalidi, operated in the Blue Fin Tankers pool ("Blue Fin") until the termination of the pooling agreements with Blue Fin relating to such vessels in October 2012, March 2013 and November 2012, respectively. The Aframax tankers Saga, Daytona, and Belmar and Calida operated in the Sigma Tanker Pool ("Sigma") until the termination of the pooling agreements with Sigma relating to such vessels in April 2012, October 2012, January 2013 and October 2013, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. Mr. George Economou is a member of the Board of Directors of Heidmar Inc.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Legal services – continued:

Steel Wheel Investments Limited: Under an agreement between OceanFreight and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the OceanFreight's former Chief Executive Officer, Mr. Antony Kandylidis, Steel Wheel provided consulting services to OceanFreight in connection with the duties of OceanFreight's Chief Executive Officer for an annual fee plus a discretionary cash bonus which had been approved by the Compensation Committee of OceanFreight. Such fees and bonuses for the year ended December 31, 2011, amounted to Euro 305 ($420 based on the Euro/U.S. Dollar exchange rate at December 31, 2013).

On July 25, 2011, OceanFreight and Steel Wheel signed an addendum to the initial consultancy agreement providing for the termination of the agreement upon completion of OceanFreight's merger with Dryships discussed above. Following the termination of the agreement Steel Wheel received $3,807 (Euro 2.7 million) as provided in the related change of control clause.

 5. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2012	2013
Inventories	$29,272	$25,640
Deferred mobilization expenses	46,407	75,804
Prepayments and advances	18,220	19,347
Swap cash collateral	8,000	-
Other	20,876	13,084

	$122,775	$133,875

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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
As of December 31, 2012 and 2013, the movement of the advances for vessels and drillships under construction and acquisitions are set forth below:

	December 31,
	2012	2013
Balance at beginning of year	$1,027,889	$1,201,807
Advances for vessels/drillships under construction and related costs	524,511	1,279,281
Advances forfeited due to cancellation of vessels under construction	(19,939)	-
Vessels' impairment charge	-	(43,490)
Vessels/drillships delivered	(330,654)	(1,758,590)

Balance at end of year	$1,201,807	$679,008

The vessel Woolloomooloo (ex. H1637A) and Raraka (ex. H1638A) were delivered on February 6, 2012 and March 2, 2012, respectively.

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 per vessel. On March 26, 2013, the Company concluded two Memoranda of Agreements with an unrelated party for the sale of the Capesize newbuildings, Hull 1241 and Hull 1242, for a sale price of $71,000 in the aggregate. An impairment loss of $31,617 in the aggregate, was recognized as a result of the reduction of the vessels' carrying amount to their fair value. In addition, an amount of $10,245 related to this agreement has been paid and included in "Contract termination fees and other" in the consolidated financial statements. On May 23, 2013 and June 17, 2013, Hull 1241 and Hull 1242, were delivered to their new owners, respectively.

On December 16, 2011, the Company placed an order for four 75,900 dwt Panamax ice class bulk vessels, namely hull number H1259, H1260, H1261 and H1262, with an established Chinese shipyard, for a price of $34,000 each. Contractual deliveries of the vessels are between the second quarter of 2014 and the fourth quarter of 2014.

In connection with OceanFreight's acquisition (Note 8), the Company acquired the orders for five Very Large Ore Carriers, or VLOCs with an established Chinese shipyard. On September 10, 2012, the vessel Fakarava was delivered to the Company while on May 23, 2013 and June 18, 2013, the Company took delivery of its newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively. During March 2013, the Company accepted an offer from an entity affiliated with Mr. George Economou (Note 4) for the novation of the shipbuilding contracts of two VLOC under construction, Hull 1239 and Hull 1240, scheduled for delivery during the fourth quarter 2013 and the first quarter 2014, respectively. An impairment loss of $11,873 in the aggregate, was recognized, as a result of the reduction of the vessels carrying amount to their fair value. In addition, due to the novation agreements, which were signed on April 17, 2013, an amount of $18,305 has been paid and included in "Contract termination fees and other" in the consolidated financial statements.

On November 22, 2010, the Company placed an order for twelve tanker vessels (six Aframax and six Suezmax), with an established Korean shipyard, for a total consideration of $771,000. On January 18, 2011, March 23, 2011, April 29, 2011 and October 7, 2011, the Company took delivery of its newbuilding tankers Saga, Vilamoura, Daytona and Belmar, respectively. On January 3, 2012, April 25, 2012 and May 31, 2012, the Company took delivery of its newbuilding tankers Calida, Lipari and Petalidi, respectively, while on January 8, 2013, January 15, 2013 and January 31, 2013, the Company took delivery of its newbuilding tankers Alicante, Mareta and Bordeira. On December 27, 2012, the Company entered into two novation agreements with an unrelated party for the sale of the remaining two newbuilding tankers Esperona and Blanca. The total cost of $41,339, including capitalized expenses, included in "Contract termination fees and other " in the accompanying 2012 consolidated statement of operations consists mainly of the forfeiture of $19,939 in deposits (including capitalized expenses) for the acquisition of the tanker vessels already made by the Company and $10,700 in cash consideration for each newbuilding tanker.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Drillships under Construction and Acquisitions - continued:

On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to the option contract with Samsung Heavy Industries Co Ltd. ("Samsung"), the Company's majority owned subsidiary, Ocean Rig exercised four of its six newbuilding drillship options, and entered into shipbuilding contracts for four seventh generation ultra-deepwater drillships, namely Ocean Rig Mylos, Ocean Rig Skyros, Ocean Rig Athena, and Ocean Rig Apollo for a total contractual cost of approximately $608,000 per drillship for the initial three and $622,756 for the fourth. The Ocean Rig Mylos and the Ocean Rig Skyros were delivered on August 19, 2013 and December 20, 2013, respectively, while the Ocean Rig Athena and Ocean Rig Apollo, for which the Company has paid $477,785 to the yard,  are scheduled to be delivered in March 2014 and January 2015, respectively.

On August 30, 2013,  Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig, the Company's majority owned subsidiary, signed a contract to construct a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the two drillships currently under construction at Samsung (Ocean Rig Athena and Ocean Rig Apollo), and is scheduled to be delivered to Ocean Rig in December 2015 at a cost of approximately $600 million.

 7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment:

Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$2,364,707	$(408,437)	$1,956,270
Additions/transfers from vessels under construction	330,654	-	330,654
Vessel disposals	(132,950)	15,249	(117,701)
Depreciation	-	(109,653)	(109,653)

Balance, December 31, 2012	2,562,411	(502,841)	2,059,570
Additions/transfers from vessels under construction	310,047	-	310,047
Depreciation	-	(120,530)	(120,530)

Balance, December 31, 2013	$2,872,458	$(623,371)	$2,249,087

The cancellation of the sale of the vessel Lacerta resulted in a gain of $6,202 that was recognized during 2011 .

During 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for $26,500. The vessel was delivered to her new owners at April 4, 2011, realizing a total loss of $622 which is included in loss on sale of assets, net on the accompanying consolidated statement of operations.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment - continued:

On March 17, 2011, the Company's vessel Oliva, was run aground and sank in the South Atlantic Ocean. The vessel was declared a total actual loss and the Company collected all of the insurance proceeds amounting to $25,064.

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

Vessel cost at December 31, 2011, includes $187,000, representing the fair value of OceanFreight's vessels at the acquisition date (Note 8).

Drilling rigs, drillships, machinery and equipment:

The amounts in the accompanying consolidated balance sheets are analysed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$4,942,716	$(354,800)	$4,587,916
Additions	82,940	-	82,940
Disposals	(4,148)	3,835	(313)
Depreciation	-	(223,813)	(223,813)

Balance, December 31, 2012	$5,021,508	$(574,778)	$4,446,730
Additions	1,616,335	-	1,616,335
Depreciation	-	(234,834)	(234,834)

Balance December 31, 2013	$6,637,843	$(809,612)	$5,828,231

As of December 31, 2013, all of the Company's operating vessels, drilling rigs and drillships, except the vessel Saldhana,  have been pledged as collateral to secure the bank loans and Ocean Rig's 6.5% senior secured notes due 2017 and term loan B facilitiy (Note 11).

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of OceanFreight:

On July 26, 2011, DryShips and OceanFreight, entered into a definitive merger agreement for a subsidiary of DryShips to acquire the outstanding shares of OceanFreight for a consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig.

Simultaneously with the execution of the merger agreement described above, a subsidiary of the Company, entities controlled by Mr. Kandylidis and OceanFreight entered into a separate purchase agreement, pursuant to which the subsidiary of DryShips acquired 3,000,856, or approximately 50.5%, of the outstanding shares of OceanFreight common stock from entities controlled by Mr. Kandylidis, for the same consideration per share that the OceanFreight shareholders would receive in the merger. This transaction closed on August 24, 2011.

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

The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet and newbuildings acquired, performed on a charter free basis. The Company recorded the allocation of the purchase price to the assets and liabilities assumed based on the fair values as of August 24, 2011.

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

				Amortization Schedule
	Amount Acquired	Accumulated amortization as of December 31, 2012	Amortization for the year ended December 31, 2013	2014	2015	2016	2017	2018
Trade names	$9,145	$4,510	$877	$877	$877	$877	$877	$250
Software	5,888	2,905	566	566	566	566	563	153

Total Intangible Assets, net	$15,033	$7,415	$1,443	$1,443	$1,443	$1,443	$1,443	$403

Above-market acquired time charters and drilling contracts	$62,373	$42,798	$10,759	$7,443	$1,373	$-	$-	$-

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,
	2012	2013
Security deposits for derivatives	$550	$550
Deferred mobilization expenses	53,615	73,806
Other	29,125	29,079

	$83,290	$103,435

As of December 31, 2012 and 2013, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market loss in the swap agreements as of the related dates.

11. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2012	2013
5% Convertible Senior Unsecured Notes	$700,000	$700,000
9.5% Ocean Rig Senior Unsecured Notes	500,000	500,000
6.5% Drill Rigs Senior Secured Notes	800,000	800,000
Secured Credit Facilities- Drybulk Segment	716,354	638,820
Secured Credit Facilities- Tanker Segment	224,985	303,979
Term Loan B Facility - Drilling Segment	-	1,895,250
Secured Credit Facilities - Drilling Segment	1,607,500	890,000
Less: Deferred financing costs and equity component of notes	(162,124)	(160,046)

Total debt	4,386,715	5,568,003
Less: Current portion	(1,102,085)	(1,660,168)

Long-term portion	$3,284,630	$3,907,835

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $400,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes"), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after the underwriters commissions.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt – continued:

As the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has applied the guidance for "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" and therefore, on the day of the Note issuance, bifurcated the $460,000 principal amount of the Notes into liability and equity components of $341,156 and $118,844, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance requires the Company to accrete the discount of $118,844 to the principal amount of the Notes over the term of the Notes. The Company's interest expense associated with this Note accretion is based on an effective interest rate of 12%.

In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which are due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460,000 aggregate principal amount of Notes due December 1, 2014 in November 2009. The terms of the Notes offered in April 2010 other than their issue date and public offering price, are identical to the Notes issued in November 2009.

The full over allotment option granted was exercised and an additional $20,000 aggregate principal amount of Notes were purchased. Accordingly, $240,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $237,202 after the underwriters commissions. On the day of the Note issuance, the Company bifurcated the $240,000 principal amount of the Notes into the liability and equity components of $168,483 and $71,517, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the Company is required to accrete the discount of $71,517 to the principal amount of the Notes over the term of the Notes. The Company's interest expense associated with this Note accretion is based on an effective interest rate of 14%.

In conjunction with the public offering of 5% Notes described above, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.  As of December 31, 2012 and 2013, the share borrower had returned an aggregate of 11,000,000 and 21,000,000, respectively, of the above-referenced loaned shares to the Company. The returned loaned shares were not retired and are included as treasury stock in the accompanying balance sheets as of December 31, 2012 and 2013.

The fair value of the outstanding loaned shares as of December 31, 2012 and 2013, was $40,160 and $70,970, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement included in "Interest and finance costs" during the years ended December 31, 2011, 2012 and 2013, was $2,974, $2,983 and $2,974, respectively. The unamortized balance as of December 31, 2012 and 2013, was $5,707 and $2,733, respectively.

Effective September 19, 2011, the applicable conversion price has been changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig (Note 13). Since the Company's stock price was below the Notes conversion price of $6.9 as of December 31, 2013, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, was $69,144, $73,855 and $78,769 of which $34,144, $38,855 and $43,769, respectively are non-cash amortization of the discount on the liability component and $35,000, $35,000 and $35,000, respectively are the contractual interest payable semi-annually at a coupon rate of 5% per year. At December 31, 2012 and 2013, the net carrying amount of the liability component and unamortized discount were $610,969 and $654,738, respectively and $89,031 and $45,262, respectively.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Notes and the Drill Rigs Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Notes.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

Senior secured credit facilities

The bank loans are payable in U.S. Dollars in quarterly with balloon payments due at maturity between March 2015 and May 2025. Interest rates on the outstanding loans as at December 31, 2013, are based on LIBOR plus a margin, except for an amount of $1,895,250 from the Loan facilities which are based on a fixed rate.

 On February 28, 2013, Drillships Ocean Ventures Inc., a majority owned subsidiary and Ocean Rig's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1,350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement is comprised of three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities mature five years after the first drawdown date while the Eksportkreditt GIEK Facilities and Kexim Facilites mature five or eleven years after the first drawdown date at the lenders option. In connection with this loan, Ocean Rig paid $22.4 million as loan origination fees. On August 20, 2013 and December 20, 2013, the Company drew down an amount of $900,000 in aggregate under the above facility in connection with Ocean Rig Mylos and Ocean Rig Skyros delivery.

Under the agreement, Ocean Rig may only pay dividends or make other distributions in respect of its capital stock under the $1,350,000 secured term loan facility in an amount of up to 50% of net income of each previous financial year, provided in each case that Ocean Rig maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment.

On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company.  This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at 3% per annum. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig that the Company owns, which pledge will be automatically released upon repayment of the credit. During March 2013, the Company drew the total amount of $12,500 which is included in "Other non-current liabilities" in the consolidated balance sheet as of December 31, 2013.

$1.9 billion term loan B facilitiy

On July 12, 2013,  Ocean Rig, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800,000 secured term loan agreement and the two $495,000 senior secured credit facilities, amounting to $1,519,168 in aggregate. The unamortized balance of the deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans were released upon the repayment. On July 26, 2013, Ocean Rig through its wholly-owned subsidiaries DFHI and Drillships Projects Inc entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in a principal amount of $100,000.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

In April 2013, the Company requested from Deutsche Bank Luxembourg SA and the lender accepted, to waive certain clauses of the loan agreements to amongst others, withdraw certain minimum cash requirements. Moreover, in June 2013, the Company requested from Nordea Finland Plc. its consent to reduce the notification days for the voluntary prepayment.

On August 1, 2013, the Company entered into two supplemental agreements relating to two secured credit facilities dated October 5, 2007 and March 13, 2008, respectively, to amend certain terms and cure a shortfall in the security cover ratio, and pledged an aggregate of 5,450,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.

On August 30, 2013, Ocean Rig signed a supplemental agreement to amend certain provisions in its $1,350,000 secured term loan facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013 onwards (50% of cumulative net income) and include a carve-out to pay additional dividends up to the higher of (i) $150,000 and (ii) 5% of Ocean Rig's net tangible assets. Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

On November 18, 2013, the Company signed a Supplemental Agreement with HSH Nordbank, as Agent, for an amendment of certain terms under the Company's $628.8 million credit facility dated March 31, 2006, as amended. Under the terms of this agreement on November 21, 2013, the lending syndicate led by HSH applied our previously pledged restricted cash of $55,000 against the next five quarterly installments. In addition, the lending syndicate has agreed to relax various financial covenants through the end of 2014. On November 22, 2013, the pledge of 7,800,000 shares of Ocean Rig, which were previously pledged to the lenders under our $628.8 million senior and junior loan agreements dated March 31, 2006, were released back to the Company.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2012 and 2013, were $189,389 and $450,000, respectively. As of December 31, 2013, the Company is required to pay a quarterly commitment fee of 1.40%, per annum of its undrawn portion of the line of credit.

The weighted-average interest rates on the above outstanding debt were: 5.45%, 6.35% and 6.63% for the years ended December 31, 2011, 2012 and 2013, respectively.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

The table below presents the movement for bank loans and notes throughout 2013:

Loan	Loan agreement date	Original Amount	December 31, 2012	New Loans	Repayments	December 31, 2013
Secured Credit Facility	October 2, 2007	$35,000	$17,500	-	(500)	$17,000
Secured Credit Facility	October 5, 2007	90,000	57,000	-	-	57,000
Secured Credit Facility	June 20, 2008	103,200	27,250	-	(3,000)	24,250
Secured Credit Facility	May 13, 2008	125,000	27,485	-	(5,890)	21,595
Secured Credit Facility	May 5, 2008	90,000	42,000	-	(6,000)	36,000
Secured Credit Facility	November 16, 2007	47,000	18,000	-	(2,000)	16,000
Secured Credit Facility	July 23, 2008	126,400	63,825	-	(10,600)	53,225
Secured Credit Facility	March 13, 2008	130,000	32,915	-	(2,674)	30,241
Secured Credit Facility	February 7, 2011	70,000	61,833	-	(4,666)	57,167
Secured Credit Facility	April 20, 2011	32,313	29,082	-	(2,155)	26,927
Secured Credit Facility	October 26, 2011	141,350	134,070	-	(10,840)	123,230
Secured Credit Facility	April 15, 2011	800,000	700,000	-	(700,000)	-
Secured Credit Facility	October 24, 2012	107,669	-	100,856	(4,202)	96,654
Senior Secured Credit Facility	February 28, 2013	1,350,000	-	900,000	(10,000)	890,000
Term Loan B Facility	July 12, 2013	1,900,000	-	1,900,000	(4,750)	1,895,250
Secured Credit Facility	March 31, 2006	753,637	271,570	-	(97,164)	174,406
Secured Credit Facility	March 19, 2012	87,654	18,171	-	(1,191)	16,980
Secured Credit Facility	July 18, 2008	1,125,000	907,500	-	(907,500)	-
Secured Credit Facility	February 14, 2012	122,580	37,580	81,720	(3,710)	115,590
Secured Credit Facility	September 18, 2007	325,000	103,058	-	(26,524)	76,534
5% Convertible Senior Unsecured Notes	November 21, 2009	460,000	700,000	-	-	700,000
9.5% Ocean Rig's Senior Unsecured Notes	April 14, 2011	$500,000	500,000	-	-	500,000
6.5% Drill Rigs Senior Secured Notes	September 20, 2012	$800,000	800,000	-	-	800,000

			$4,548,839	2,982,576	(1,803,366)	$5,728,049

The above loans and secured notes are secured by a first priority mortgage over the Company's vessels, drilling rigs and drillships, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business. In addition, some of the vessels owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

As of December 31, 2013, the shipping segment was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of December 31, 2013, the shipping segment was in breach of certain financial covenants, contained in the Company's loan agreements relating to $450,299 of the Company's debt (Note 3). As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of its shipping segment's bank loans in breach amounting to $942,799 as current at December 31, 2013.

As of December 31, 2013, the drilling segment was in compliance with all its financial covenants.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31 2011, 2012 and 2013, amounted to $178,040, $222,635 and $297,602, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The annual principal payments required to be made after December 31, 2013, including balloon payments, totaling $5,728,049 due through May 2025 are as follows:

2014	$1,743,904
2015	101,105
2016	1,399,293
2017	892,855
2018	572,329
2019 and thereafter	1,018,563
Total principal payments	5,728,049
Less: Financing fees and equity component of notes	(160,046)

Total debt	$5,568,003

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

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company entered into forward freight agreements ("FFA") and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

12.1 Interest rate swaps, cap and floor agreements: As of December 31, 2011, the Company had outstanding 29 interest rate swaps of $2.6 billion notional amount. As of December 31, 2012 and 2013, the Company had outstanding 43 and 27 interest rate swaps of $4.6 billion and $2.9 billion notional amount, respectively, maturing from February 2014 through November 2017. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2012 and 2013, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the unrealized loss accumulated in "Accumulated other comprehensive income/(loss)" for previously designated cash flow hedges, which as of December 31, 2010, amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, an amount of $9,816 was reclassified into the consolidated statement of operations. During the year ended December 31, 2012, an amount of $22,904 was reclassified into the statement of operations. Included in the $22,904 is an amount of $13,088 that was transferred to the consolidated statements of operations immediately as a result of the early loan repayment, which ended the forecasted transaction.

Apart from the unrealized loss discussed above, as of January 1, 2011, "Accumulated other comprehensive income/(loss)" also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for vessels and drillships under construction and acquisitions" amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2012 and 2013 and following the delivery of four drillships discussed in Note 6, the amounts of $549 and $550, respectively were reclassified into the consolidated statement of operations.

The fair value of the above mentioned agreements equates to the amount that would be paid by the Company if the agreements were transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.

The change in the fair value of such agreements which do not qualify for hedge accounting for the years ended December 31, 2011, 2012 and 2013, amounted to gains of $28,566, $54,506 and $88,859, respectively and is reflected under "Gain/ (Loss) on interest rate swaps" in the accompanying consolidated statement of operations.

As of December 31, 2012, security deposits of $8,000 were provided as security by the Company. The Company has deposited also a cash collateral of $6,000 that was classified as current restricted cash. These amounts were released upon the delivery of Ocean Rig Mylos and Ocean Rig Skyros (Note 6).

As of December 31, 2012 and 2013, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet due to the market loss in the respective swap agreements as of the related dates.

12.2 Forward freight agreements: FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

As of December 31, 2012 and 2013, the Company had no open FFAs. The change in the fair value of such agreements for the years ended December 31, 2011, 2012 and 2013, amounted to a gain of $1,063, $0 and $0, respectively and is reflected under "Other, net" in the accompanying consolidated statement of operations.

12.3 Foreign currency forward contracts: As of December 31, 2010, the Company had twelve forward contracts to sell $28 million for NOK 174 million. As of December 31, 2011, 2012 and 2013 the Company had no outstanding forward contracts.

The change in the fair value of such agreements for the years ended December 31, 2011, 2012 and 2013, amounted to a loss of $1,538, $0 and $0, respectively and is reflected under "Other, net" in the accompanying consolidated statement of operations.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2012 Fair value	December 31, 2013 Fair value	Balance Sheet Location	December 31, 2012 Fair value	December 31, 2013 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments- current liabilities	$85,844	$47,740
Interest rate swaps	Financial instruments- non-current assets	996	14,741	Financial instruments- non-current liabilities	63,096	26,086

Total derivatives not designated as hedging instruments		$996	$14,741		$148,940	$73,826

Total derivatives		$996	$14,741	Total derivatives	$148,940	$73,826

During the years ended December 31, 2011, 2012 and 2013, the losses transferred from other comprehensive income/ (loss) to the statement of operations were $13,456, $23,453 and $550, respectively. The estimated net amount of existing losses at December 31, 2013, that will be reclassified into earnings within the next twelve months related with cash flow hedges is $549.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Interest rate swaps	Loss on interest rate swaps	$(68,943)	$(54,073)	$8,373
Forward freight agreements	Other, net	1,016	-	-
Foreign currency forward contracts	Other, net	(1,538)	-	-

Total		$(69,465)	$(54,073)	$8,373

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Convertible Senior Notes, the OCR UDW Notes and the Drill Rigs Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the loan that has a fixed rate is estimated through Level 2 of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Convertible Senior Notes, OCR UDW Notes, Drill Rigs Notes and loans at December 31, 2012, is approximately, $544,250,  $519,065, $798,000 and $511,453, respectively compared to a carrying value net of finance fees of $601,00, $491,704, $781,001 and $450,433, respectively. As of December 31, 2013, an amount of 1,895,250 of Company's loans has a fixed rate and its estimated fair value is determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket).The estimated fair value of the above Convertible Senior Notes, OCR UDW Notes, Drill Rigs Notes and loans at December 31, 2013, are approximately $700,000, $531,250, $863,504 and $1,951,790, respectively, compared to a carrying amount net of financing fees of $649,966, $493,915, $784,485 and $1,839,170, respectively.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$996	$-	$996	$-
Interest rate swaps - liability position	$(148,940)	$-	$(148,940)	$-

Total	$(147,944)	$-	$(147,944)	$-

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps - asset position	$14,741	$-	$14,741	$-
Interest rate swaps - liability position	$(73,826)	$-	$(73,826)	$-

Total	$(59,085)	$-	$(59,085)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gains/ (Losses)
Non-Recurring measurements:
Long-lived assets held and used	$82,550	$-	$82,550	$-	$(32,584)

Total	$82,550	$-	$82,550	$-	$(32,584)

In accordance with the provisions of relevant guidance, two long-lived assets held and used with a carrying amount of $115,134 were written down to their fair values as determined based on the agreed sale price, resulting in an impairment charge of $32,584, which was included in the accompanying consolidated statement of operations for the year ended December 31, 2011.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:
In accordance with the provisions of relevant guidance, four newbuildings with a carrying amount of $43,490 were written down to their fair values as determined based on the agreed sale price, resulting in an impairment charge of $43,490, which was included in the accompanying consolidated statement of operations for the year ended December 31, 2013 (Note 6).

13. Common Stock and Additional Paid-in Capital:

Net Loss Attributable to Dryships Inc. and Transfers from the Non-controlling Interest:

The following table represents the effects of any changes in Dryships Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships Inc.

	Year Ended December 31,
	2011	2012	2013

Net loss attributable to Dryships Inc.	$(70,128)	$(246,778)	$(223,093)
Transfers to the non-controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(75,231)	(81,760)	(45,542)

Net transfers to the non-controlling interest	(75,231)	(81,760)	(45,542)

Net loss attributable to Dryships Inc. and transfers to/from the non-controlling interest	$(145,359)	$(328,538)	$(268,635)

Issuance of common shares

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23,655, after deducting commissions, while in 2014, 20,837,582 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $84,547, after deducting commissions.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

The changes in the Company's ownership interest in Ocean Rig did not represent a change in control and therefore the Company accounted for this transaction as an equity transaction with no gain or loss recorded in the consolidated statement of operations or comprehensive income. The difference between the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig and the amount the non-controlling interest was recognized as equity attributable to the parent.

The Preferred Stock accrued cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends were payable in preferred stock or cash, if cash dividends had been declared on common stock. Such accrued dividends were payable in additional shares of preferred stock immediately prior to any conversion.

Each share of this instrument mandatorily converted into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument could also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

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

On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $122,960 of net proceeds from the public offering. The net assets of Ocean Rig as of February 14, 2013, amounted to $2,950,992. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non-controlling interests, which amounted to $45,542, was recognized in equity attributable to the controlling interest.

Treasury stock

During September 2011, April 2012 and January 2013, the share borrower described in Note 11 returned to the Company an aggregate of 21,000,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

Repurchase program

On December 6, 2011, Ocean Rig announced that its board of directors had approved a repurchase program for up to a total of $500,000 of its common shares and 9.5% senior unsecured notes due 2016 (Note 11). Ocean Rig's common shares and unsecured notes could be purchased under the program from time to time through December 31, 2013. As of December 31, 2013, Ocean Rig had not purchased any common shares or unsecured notes under this program.

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

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company's Board of Directors declared a dividend payable of one preferred share purchase right, ("Right"), to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding common share. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock or additional shares of common stock. As of December 31, 2013, no exercise of any Rights had occurred. As of July 9, 2009, an amendment was effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

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

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, Mr. George Economou. The shares vested quarterly in eight equal installments with the first installment of 125,000 common shares vesting on May 28, 2008. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $75.09 per share. As of December 31, 2013, the shares have vested in full.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors. The non-vested common stock vested evenly over a three-year period with the first vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59. As of December 31, 2013, these shares have vested in full.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to an executive of the Company. The shares vested in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54. As of December 31, 2013, the shares have vested in full.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's ("CEO") services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares vesting on the grant date; 1,000,000 shares vesting on December 31, 2010 and 2011, respectively; and 1,500,000 shares vesting on December 31, 2012. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of December 31, 2013, the shares have vested in full.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vested in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of December 31, 2013, the shares have vested in full.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for CEO rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of December 31, 2013, 4,000,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of December 31, 2013, the shares have vested in full.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and 333,333 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share. As of December 31, 2013, 333,334 of these shares have vested.

A summary of the status of the Company's non vested shares as of December 31, 2011, 2012 and 2013 and movement for the years ended December 31, 2011, 2012 and 2013, is presented below. There were no shares forfeited in 2011, 2012 and 2013.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2010	2,531,198	$6.04
Granted	9,015,000	5.50
Vested	(3,036,048)	5.68
Balance December 31, 2011	8,510,150	$5.60
Vested	(2,505,150)	5.83
Balance December 31, 2012	6,005,000	$5.50
Granted	1,000,000	2.01
Vested	(1,338,334)	4.63
Balance December 31, 2013	5,666,666	$5.09

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

	Number of vested shares	Weighted average grant date fair value per vested shares
As at December 31, 2010	3,056,823	$28.71
Granted and vested	2,005,000	5.50
Non vested shares granted in prior years and vested 2011	1,031,048	6.03

As at December 31, 2011	6,092,871	$17.23
Non vested shares granted in prior years and vested 2012	2,505,150	5.83

As at December 31, 2012	8,598,021	$13.91
Granted and vested	333,334	2.01
Non vested shares granted in prior years and vested 2013	1,005,000	5.50

As at December 31, 2013	9,936,355	$12.66

As of December 31, 2011, 2012 and 2013, there was $32,413, $19,725 and $13,947 respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of five years. The amounts of $26,568, $12,686 and $7,790 are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, respectively. The total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013, were $9,658, $4,008 and $5,394 respectively.

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

On December 5, 2012, 7,500 shares awarded to an officer of Ocean Rig. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

On May 16, 2013, Ocean Rig's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to Ocean Rig's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $16.90 per share.

On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

As of December 31, 2013 162,633 shares have vested, while 93,050 shares were forfeited due to employees' resignations.

A summary of the status of Ocean Rig's non vested shares as of December 31, 2013 and movement during the year then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2011	-	-
Granted	153,150	16.34
Forfeited	(77,150)	16.28
Vested	(2,500)	16.50

Balance December 31, 2012	73,500	$16.40
Granted	342,400	17.19
Forfeited	(15,900)	16.90
Vested	(160,133)	16.92

Balance December 31, 2013	239,867	$17.15

	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2011	-	-
Granted and vested	2,500	16.50

As at December 31, 2012	2,500	$16.50
Granted and vested	117,133	17.18
Non vested shares granted in prior years and vested 2013	43,000	16.16
As at December 31, 2013	162,633	16.90

As of December 31, 2012 and 2013, there was $633 and $2,724 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $613 and $3,634 represents the stock based compensation expense for each year accordingly and are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2013.  The total fair value of shares vested during the years ended December 31, 2012 and 2013, was $37 and $2,959, respectively. As of December 31, 2013 there were 97,283 shares of common stock which had been granted to employees and vested but which had not yet been issued by the Company.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Commitment and contingencies:

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

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012.

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

As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's consolidated financial statements.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Commitment and contingencies - continued:

15.1 Legal proceedings - continued:

Ocean Rig's drilling rig the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by Ocean Rig's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. Ocean Rig recorded a charge of $6.1 million during the year ended December 31, 2012, which is included in "Legal settlements and other, net" in the consolidated statements of operations.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013 Ocean Rig reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered and relevant claim filed in the High Court in London, U.K. was dropped. In this respect, Ocean Rig, having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of Ocean Rig, was notified by a letter dated 13 November 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Øre (NOK 77,383,803.58), $12.6 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2013)  plus interest and costs related to upgrades performed in the drilling unit Leiv Eiriksson in late 2012 and early 2013. OCR is disputing a large part of the above amount.

15.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of December 31, 2013, for a period of three fiscal years:

Obligations:	Total	1st year	2nd year
Vessels shipbuilding contracts	$124,440	$124,440	$-
Drillship shipbuilding contracts	1,227,709	417,609	810,100

Total obligations	$1,352,149	$542,049	$810,100

15.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of December 31, 2013, will be $117,749 during 2014, $76,494 during 2015, $62,724 during 2016, $62,553 during 2017, $31,992 during 2018 and $9,150 during 2019 and thereafter. These amounts do not include any assumed off-hire.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	Year ended December 31,
	2012			2013
	Attributable to Dryships Inc	Attributable to non controlling interest	Total	Attributable to Dryships Inc	Attributable to non controlling interest	Total
Cash flows hedges realized loss	$(10,130)	$(5,418)	$(15,548)	$(8,915)	$(6,083)	$(14,998)
Actuarial pension gain	955	512	1,467	2,853	1,949	4,802

Total	$(9,175)	$(4,906)	$(14,081)	$(6,062)	$(4,134)	$(10,196)

17. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2011	2012	2013

Interest incurred on long-term debt	$156,088	$205,070	$251,596
Amortization and write-off of financing fees	21,952	17,565	46,006
Amortization of convertible notes discount	34,144	38,855	43,769
Amortization of share lending agreement-note issuance costs	2,974	2,983	2,974
Commissions, commitment fees and other financial expenses	7,083	4,622	57,498
Capitalized interest	(76,068)	(58,967)	(69,714)

Total	$146,173	$210,128	$332,129

18. Segment information:

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

The tables below present information about the Company's reportable segments as of and for the years ended December 31, 2011, 2012 and 2013.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Segment information - continued:

	Drybulk Segment			Drilling Segment			Tanker Segment			TOTAL
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenues	$365,361	$227,141	$191,024	$699,649	$941,903	$1,180,250	$12,652	$41,095	$120,740	$1,077,662	$1,210,139	$1,492,014

Vessels and rigs/drillships operating expenses	81,947	69,640	78,594	281,833	563,583	504,957	9,342	16,499	26,214	373,122	649,722	609,765

Depreciation and amortization	103,436	94,716	96,624	164,632	225,650	236,689	6,213	15,092	24,059	274,281	335,458	357,372
(Gain)/loss on sale of assets	2,603	1,046	-	754	133	-	-	-	-	3,357	1,179	-
Impairment charge	144,688	-	43,490	-	-	-	-	-	-	144,688	-	43,490
General and administrative expenses	70,974	52,576	44,819	46,718	83,647	126,868	5,555	9,712	13,035	123,247	145,935	184,722
Gain/(loss) on interest rate swaps	(35,488)	(13,229)	(1,226)	(33,455)	(36,974)	8,616	-	(3,870)	983	(68,943)	(54,073)	8,373
Gain/(loss) on FFA's	(4,724)	(13,934)	(31,362)	-	-	-	4,724	13,934	31,362	-	-	-
Income taxes	-	-	-	(27,428)	(43,957)	(44,591)	-	-	-	(27,428)	(43,957)	(44,591)

Net income/(loss)	(144,314)	(115,423)	(265,399)	97,463	(129,396)	64,287	(435)	(43,774)	3,084	(47,286)	(288,593)	(198,028)
Net income/(loss) attributable to Dryships Inc.	(144,314)	(115,423)	(265,399)	74,621	(87,581)	39,222	(435)	(43,774)	3,084	(70,128)	(246,778)	(223,093)
Interest and finance cost	(90,447)	(95,545)	(102,656)	(59,487)	(112,316)	(218,384)	3,761	(2,267)	(11,089)	(146,173)	(210,128)	(332,129)
Interest income	6,733	3,645	2,900	9,810	553	9,595	32	5	3	16,575	4,203	12,498
Change in fair value of derivatives (gain)/loss	(23,041)	(41,801)	(42,125)	(15,114)	(16,063)	(44,383)	-	3,358	(2,351)	(38,155)	(54,506)	(88,859)

Total assets	$2,124,848	$2,020,180	$1,777,176	$6,066,646	$6,278,860	$7,674,674	$430,195	$579,451	$671,842	$8,621,689	$8,878,491	$10,123,692

The drilling revenue shown in the table below is revenue per country based upon the location where the drilling takes place:

	For the years ended December 31,
Country	2011	2012	2013
Ghana	$230,018	$175,595	$-
Turkey	50,183	-	-
Norway	-	-	157,740
Brazil	(617)	233,569	353,397
Greenland	253,125	136	-
Ivory Coast	89,686	-	86,486
Tanzania	78,424	196,415	72,083
Angola	-	79,884	227,603
Namibia	-	33,212	-
Falkland	-	166,795	-
Equatorial Guinea	-	56,297	-
Gabon/ West Africa	-	-	81,104
Liberia	-	-	55,601
Ireland	-	-	104,014
Sierra Leone	-	-	37,272
Other	-	-	4,950
Total leasing and service revenues	$700,819	$941,903	$1,180,250

The Company's vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the years ended December 31,
	2011			2012			2013
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(70,128)	-	$-	$(246,778)	-	$-	$(223,093)	-	$-
Less: Series A Convertible
Preferred stock dividends	(4,466)	-	-	-	-	-	-	-	-
-Less: Non-vested common stock dividends declared and undistributed earnings	-	-	-	-	-	-	(56)	-	-

Basic EPS
Income/(loss) available to common stockholders	$(74,594)	355,144,764	$(0.21)	$(246,778)	380,159,088	$(0.65)	$(223,149)	384,063,306	$(0.58)

Dilutive effect of securities
Preferred stock dividends	-	-	-	-	-	-	-	-	-

Diluted EPS
Income/(loss) available to common stockholders	$(74,594)	355,144,764	$(0.21)	$(246,778)	380,159,088	$(0.65)	$(223,149)	384,063,306	$(0.58)

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

For the year ended December 31, 2011, Series A Convertible Preferred Stock is not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the years ended December 31, 2011, 2012 and 2013 due to the losses in 2011, 2012 and 2013, respectively.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the years ended December 31, 2011, 2012 and 2013, since they are out-of-the-money.

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 11), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. None of the shares were dilutive since the average share price for the period the Notes were issued until December 31, 2011, 2012 and 2013, did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement. During 2011, 2012 and 2013 the share borrower returned an aggregate of 21,000,000 of the above loaned shares to the Company, which were not retired.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes:

20.1 Drybulk and Tanker Segments

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

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

The Company believes that it satisfied the Publicly-Traded Test for its 2011, 2012 and 2013 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Marshall Islands. As such, each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2013 taxable year.

20.2 Drilling Segment:

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

The components of the Company's income/ (losses) before taxes are as follows:

	Year ended December 31,
	2011	2012	2013
Domestic income/(loss) (Marshall Islands)	$190,940	$(67,582)	$170,645
Foreign loss	(68,214)	(20,797)	(62,731)
Total loss before taxes	$122,726	$(88,379)	$107,914

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20.2 Drilling Segment -(continued):

The components of the Company's tax expense were as follows:

	Year ended December 31,
	2011	2012	2013
Current Tax expense	$27,637	$43,957	$44,591
Deferred Tax expense	(209)	-	-
Income taxes	$27,428	$43,957	$44,591

Effective tax rate	22.3%	(49.7)%	41.3%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2013 approximately 72% of the current tax expense was related to withholding tax in Angola, Tanzania, Sierra Leone, Liberia and Gabon. In 2012, approximately 81% of the current tax expense was related to withholding tax in Angola, Equatorial Guinea, Ivory Coast and Ghana, while in 2011 approximately 95% of the current tax expense was related to withholding tax in Ghana, Tanzania and Turkey.

Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2011	2012	2013
Change in valuation allowance	$(41,870)	$6,311	$-
Differences in tax rates	(3,288)	(3,896)	89
Effect of permanent differences	2	120	-
Adjustments in respect to current income tax of previous years	(766)	184	683
Tax rate on interest	-	-	742
Effect of exchange rate differences	(3,318)	(1,599)	7
Income tax	26,132	42,837	43,070
Loss of tax loss carry forward because of liquidation	50,536	-	-
Total	$27,428	$43,957	$44,591

Ocean Rig UDW has from 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2011, 2012 and 2013, most of its activities were in Marshall Islands with tax rate of zero.

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

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2012	2013
Deferred tax assets
Net operations loss carry forward	$8,707	$1,723
Accelerated depreciation of assets	107	65
Pension	1,136	608
Total deferred tax assets	$9,950	$2,396

Less: valuation allowance	(9,950)	(2,396)
Total deferred tax assets, net	$-	$-

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20.2 Drilling Segment -(continued):

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2013, the valuation allowance for deferred tax assets is increased from $9,950 in 2012 to $2,396 in 2013 reflecting a decrease in net deferred tax assets during the year. The decrease is primarily a result of no operations in the Falkland Islands during 2013.
The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. The Company's tax returns in the major jurisdictions in which it operates are generally subject to examination for periods ranging from three to six years. As of December 31, 2013, the Company was not subject to any examination on tax matters.
The amount of current income tax recognized during the years ended December 31, 2011, 2012 and 2013, from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant. All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized.

21. Subsequent Events:

21.1 During January 2014, 20,837,582 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds to the Company of $84,547 after deducting commissions.

21.2 On February 7, 2014, the Company refinanced its existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Balance Sheets
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,619	$81
Restricted cash	52,265	232
Due from related parties	21,959	21,223
Other current assets	327	664

Total current assets	120,170	22,200

NON-CURRENT ASSETS:
Investments in subsidiaries*	5,129,133	4,842,130

Total non-current assets	5,129,133	4,842,130

Total assets	$5,249,303	$4,864,330

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$269,436	$820,820
Due to subsidiaries*	1,472,759	1,405,024
Financial instruments	33,633	10,289
Due to related parties	4,704	51
Other current liabilities	4,433	6,596

Total current liabilities	1,784,965	2,242,780

NON-CURRENT LIABILITIES
Long term debt, net of current portion	601,000	-
Financial instruments	16,878	8,417

Total non-current liabilities	617,878	8,417

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and 2013; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2012 and 2013, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2012 and 2013; 424,762,244 and 432,654,477 shares issued and outstanding at December 31, 2012 and 2013, respectively	4,247	4,326
Treasury stock; $0.01 par value; 11,000,000 and 21,000,000 shares at December 31, 2012 and 2013, respectively	(110)	(210)
Additional paid-in capital	2,837,525	2,824,702
Accumulated other comprehensive loss	(9,175)	(6,062)
Retained earnings/(Accumulated deficit)	13,973	(209,623)

Total stockholders' equity	2,846,460	2,613,133

Total liabilities and stockholders' equity	$5,249,303	$4,864,330

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2012	2013

EXPENSES:
General and administrative expenses	$(42,903)	$(29,408)	$(21,090)

Operating loss	(42,903)	(29,408)	(21,090)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(83,025)	(85,692)	(89,124)
Interest income	658	3,065	226
Loss on interest rate swaps	(27,807)	(9,513)	(774)
Other, net	3,809	672	(430)

Total other (expenses), net	(106,365)	(91,468)	(90,102)

Equity in earnings/(loss) of subsidiaries*	79,140	(125,902)	(112,404)

Net loss	$(70,128)	$(246,778)	$(223,596)

Loss per share, basic	(0.21)	(0.65)	(0.58)
Weighted average number of shares, basic	355,144,764	380,159,088	384,063,306
Loss per share, diluted	(0.21)	(0.65)	(0.58)
Weighted average number of shares, diluted	355,144,764	380,159,088	384,063,306

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2012	2013

- Net loss	$(70,128)	$(246,778)	(223,596)
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on senior notes	(1,350)	2,059	-
- Reclassification of gain associated with Senior Notes to Consolidated Statement of Operations, net	-	(709)	-
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	10,077	15,261	-
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	281	371	331
- Actuarial gains/(losses)	(716)	(416)	2,087

Other comprehensive income	$8,292	$16,566	2,418

Comprehensive loss	$(61,836)	$(230,212)	(221,178)

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	2011	2012	2013

Net Cash Used in Operating Activities	$(109,444)	$(86,475)	(85,042)

Cash Flows from Investing Activities:
Investments in subsidiaries	(266,665)	(107,463)	8,515
Restricted cash	3,607	408	52,033

Net Cash Used in Investing Activities	(263,058)	(107,055)	60,548

Cash Flows from Financing Activities:
Due to subsidiaries	522,339	131,516	(67,735)
Principal payments of long-term debt	(159,117)	(72,804)	(97,164)
Net proceeds from common stock issuance	-	-	23,438
Net proceeds from sale of shares in subsidiary	-	180,485	122,960
Proceeds from share-lending arrangement	-	-
Payment of financing costs	-	(439)	(2,543)

Net Cash Provided by Financing Activities	363,222	238,758	(21,044)

Net (decrease) / increase in cash and cash equivalents	(9,280)	45,228	(45,538)
Cash and cash equivalents at beginning of year	9,671	391	45,619

Cash and cash equivalents at end of year	$391	$45,619	81

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2011, 2012 and 2013, did not receive cash dividends from its subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2014.

The Parent Company is the borrower under the credit facility dated March 31, 2006 and guarantor under the remaining shipping segment's loans outstanding at December 31, 2013 amounting to $174,406.

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

The principal payments required to be made after December 31, 2013 for the loans discussed above are as follows:

Year ending December 31,	Amount
2014	$874,406

Total principal payments	874,406
Less-Financing fees and equity component of notes	(53,586)
Total debt	$820,820

As of December 31, 2013, the Company was in breach of certain financial covenants, contained in its bank loan agreement. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified its bank loan amounting to $174,406 as current at December 31, 2013.

See Note 3 "Going concern" and Note 11 "Long-term Debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.