Form 20-F
period 2014-12-31
DryShips Inc.
filed 2015-03-10
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________

FORM 20-F
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

109 Kifisias Avenue and Sina Street
151 24, Marousi
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, there were 669,964,321 shares of the registrant's common stock, $0.01 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	our future operating or financial results;
●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
●	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
●	our ability to successfully employ both our existing and newbuilding drybulk and tanker vessels and drilling units;
●	our drilling contract backlog, drilling contract commencements, drilling contract terminations, drilling contract option exercises, drilling contract revenues, drilling contract awards and rig and drillship mobilizations and performance provisions,
●	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels and drilling units (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
●	statements about drybulk and tanker shipping market trends, charter rates and factors affecting supply and demand;
●	statements about the offshore drilling market, including supply and demand, utilization rates, dayrates,
●	our expectations regarding the availability of vessel and drilling unit acquisitions; and
●	anticipated developments with respect to pending litigation.
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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and dayrates and vessel and drilling unit values; the failure of a seller to deliver one or more vessels or drilling units; the failure of a buyer to accept delivery of one or more vessels or drilling units; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors described in "Item 3.D. Risk Factors."

Please note in this annual report, "we", "us", "our", "DryShips" and "the Company", all refer to DryShips Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data are derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

3.A.(i)  STATEMENT OF OPERATIONS

	Year Ended December 31,
(In thousands of U.S. dollars except per share and share data)	2010	2011	2012	2013	2014
STATEMENT OF OPERATIONS
Total revenues	$859,745	$1,077,662	$1,210,139	$1,492,014	$2,185,524
Voyage expenses	27,433	20,573	30,012	103,211	117,165
Vessels, drilling rigs and drillships operating expenses	190,614	373,122	649,722	609,765	844,260
Depreciation and amortization	192,891	274,281	335,458	357,372	449,792
Loss/(gain) on sale of assets, net	(9,435)	3,357)	1,179	—	-
Gain on contract cancellation	—	(6,202)	—	—	-
Contract termination fees and other	—	—	41,339	33,293	1,307
Vessel impairment charge	3,588	144,688	—	43,490	38,148
Gain from vessel insurance proceeds	—	(25,064)	—	—	-
General and administrative expenses – cash(1)	64,376	96,679	132,636	173,298	182,593
General and administrative expenses – non-cash	24,200	26,568	13,299	11,424	11,093
Legal settlements and other, net	—	—	(9,360)	4,585	(2,013)

Operating income	366,078	169,660	15,854	155,576	543,179
Interest and finance costs	(66,825)	(146,173)	(210,128)	(332,129)	(411,021)
Interest income	21,866	16,575	4,203	12,498	12,146
Gain/(loss) on interest rate swaps	(120,505)	(68,943)	(54,073)	8,373	(15,528)
Other, net	10,272	9,023	(492)	2,245	7,067

Income/(loss) before income taxes	210,886	(19,858)	(244,636)	(153,437)	135,843
Income taxes	(20,436)	(27,428)	(43,957)	(44,591)	(77,823)

Net Income/(loss)	190,450	(47,286)	(288,593)	(198,028)	58,020
Less: Net (income)/loss attribute to non-controlling interests	(2,123)	(22,842)	41,815	(25,065)	(105,532)

Net income/(loss) attributable to DryShips Inc.	188,327	(70,128)	(246,778)	(223,093)	(47,512)
Net Income/ (loss) attributable to common stockholders	172,564	(74,594)	(246,778)	(223,149)	(48,209)
Earnings/(loss) per common share attributable to DryShips Inc. common stockholders, basic	$0.64	$(0.21)	$(0.65)	$(0.58)	$(0.11)

Weighted average number of common shares, basic	268,858,688	355,144,764	380,159,088	384,063,306	456,031,628
Earning / (loss) per common share attributable to DryShips Inc. common stockholders, diluted	$0.61	$(0.21)	$(0.65)	$(0.58)	$(0.11)
Weighted average number of common shares, diluted	305,425,852	355,144,764	380,159,088	384,063,306	456,031,628
_______________________
(1)
Cash compensation to members of our senior management and our directors amounted to $11.8 million, $6.8 million, $5.7 million, $4.8 million, and $5.8 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

3.A.(ii)  BALANCE SHEET AND OTHER FINANCIAL DATA

		As of and for the Year Ended December 31,

(In thousands of U.S. dollars except per share and share data and fleet data)	2010	2011	2012	2013	2014

Total current assets	$1,065,110	570,077	903,529	1,184,199	1,227,277
Total assets	6,984,494	8,621,689	8,878,491	10,123,692	10,371,603
Current liabilities, including current portion of long-term debt, net of deferred finance cost	935,435	756,263	1,573,529	2,171,714	1,621,760
Total long-term debt, including current portion	2,719,692	4,241,835	4,386,715	5,568,003	5,517,613
DryShips common stock	3,696	4,247	4,247	4,326	7,060
Number of shares issued	369,649,777	424,762,094	424,762,244	432,654,477	706,064,321
Total DryShips Inc. stockholders' equity	3,255,827	3,145,328	2,846,460	2,613,636	2,992,821
OTHER FINANCIAL DATA
Net cash provided by operating activities	476,801	349,205	237,529	245,980	475,108
Net cash used in investing activities	(1,680,748)	(1,822,394)	(389,947)	(1,234,330)	(754,717)
Net cash provided by financing activities	902,308	1,332,802	243,225	1,241,542	250,709

EBITDA (1)	449,736	384,021	296,747	523,566	984,510

DRYBULK FLEET DATA:
Average number of vessels (2)	37.21	35.80	35.67	37.15	38.69
Total voyage days for drybulk carrier fleet (3)	13,430	12,831	13,027	13,442	13,889
Total calendar days for drybulk carrier fleet (4)	13,583	13,068	13,056	13,560	14,122
Drybulk carrier fleet utilization (5)	98.87%	98.19%	99.78%	99.13%	98.35%

(In Dollars)
AVERAGE DAILY RESULTS:
Time charter equivalent (6)	32,045	26,912	15,896	12,062	12,354
Vessel operating expenses (7)	5,245	6,271	5,334	5,796	6,400

TANKER FLEET DATA:
Average number of vessels (2)	—	2.64	6.27	9.86	10.00
Total voyage days for tanker fleet (3)	—	963	2,293	3,598	3,650
Total calendar days for tanker fleet (4)	—	963	2,293	3,598	3,650
Tanker fleet utilization	—	100%	100%	100%	100%

(In Dollars)

AVERAGE DAILY RESULTS:
Time Charter Equivalent (6)	—	12,592	13,584	12,900	21,835
Vessel Operating Expenses (7)	—	9,701	7,195	7,286	7,138

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

		For the Year Ended December 31,
(U.S. dollars in thousands)	2010	2011	2012	2013	2014

Net income/(loss) attributable to DryShips Inc.	188,327	(70,128)	(246,778)	(223,093)	(47,512)
Add: Net interest expense/income	45,959	129,598	205,925	319,631	398,875
Add: Depreciation and amortization	192,891	274,281	335,458	357,372	449,792
Add: Income taxes	20,436	27,428	43,957	44,591	77,823
Add: Net income/(loss) attributable to Non controlling interests	2,123	22,842	(41,815)	25,065	105,532
EBITDA	449,736	384,021	296,747	523,566	984,510

Drybulk Carrier Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates,
which are expressed in U.S. dollars and voyage days)	2010	2011	2012	2013	2014

Voyage revenues	457,804	365,361	227,141	191,024	205,630
Voyage expenses	(27,433)	(20,047)	(20,064)	(28,886)	(34,044)
Time charter equivalent revenues	430,371	345,314	207,077	162,138	171,586
Total voyage days for drybulk fleet	13,430	12,831	13,027	13,442	13,889
Time charter equivalent (TCE) rate	32,045	26,912	15,896	12,062	12,354

Tanker Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates, which are
expressed in U.S. dollars and voyage days)	2010	2011	2012	2013	2014

Voyage revenues	-	12,652	41,095	120,740	162,817
Voyage expenses	-	(526)	(9,948)	(74,325)	(83,121)
Time charter equivalent revenues	-	12,126	31,147	46,415	79,696
Total voyage days for drybulk fleet	-	963	2,293	3,598	3,650
Time charter equivalent (TCE) rate	-	12,592	13,584	12,900	21,835

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

The degree of charterhire rate volatility among different types of drybulk vessels has varied widely; however, the prolonged downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the overall drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded an all time low of 516 on February 17, 2015 and there can be no assurance that the drybulk charter market will increase, and the market could decline further.

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

Because we currently employ 21 of our vessels in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have two vessels scheduled to come off of their current charters in 2015 for which we will be seeking new employment. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of January 1, 2015, newbuilding orders had been placed for an aggregate of more than 22% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Currently, some of our spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, upon the expiration or termination of our vessels' current non-spot charters, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Currently, two of the charters for our drybulk vessels are scheduled to expire in 2015.

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

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values persist at their current levels or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. Due to our decision to sell certain vessels and based on the agreed-upon sales price, an impairment charge of $0 and $43.5 million, for each of the years ended December 31, 2012 and 2013, respectively, was recognized. Furthermore, as a result of the impairment review for the year ended December 31, 2014 it was determnined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $38.1 million was recognized.

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities and oil in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 7.3% for the year ended December 31, 2014, as compared to approximately 7.7% for the year ended December 31, 2013, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping and oil tanker companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as South China Sea, Arabian Sea, Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Indian Ocean, and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks.   In February 2009, the drybulk vessel Saldanha, which is owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden.  If piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessel. These regulations include, but are not limited to, the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters.

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

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2015 consisted of 165 units, comprised of 66 semi-submersible rigs and 99 drillships. An additional 13 semi-submersible rigs and 50 drillships were under construction or on order as of February 2015, which would bring the total fleet to 228 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

Our drilling units operate throughout the world, including on the Norwegian Continental Shelf and offshore of the Falkland Islands, Brazil, Angola.  In the past our drilling units have also operated in the Gulf of Mexico, in the North Sea and offshore of Canada, Norway, the United Kingdom, Ghana, West Africa, the Ivory Coast, Greenland, West Africa, Turkey, Ireland, the Shetland Islands, the Falkland Islands, Norway, and Tanzania.  As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

●	terrorist and environmental activist acts, armed hostilities, war and civil disturbances;

●	acts of piracy;

●	significant governmental influence over many aspects of local economies;

●	seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;

●	political unrest;

●	foreign and U.S. monetary policy, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls, imposition of trade barriers;

●	regulatory or financial requirements to comply with foreign bureaucratic actions;

●	changing taxation policies, including confiscatory taxation;

●	other forms of government regulation and economic conditions that are beyond our control; and

●	governmental corruption.

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

Our insurance relating to our offshore drilling operations is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability. For example, the amount of risk we are subject to might increase regarding occupational injuries because on January 12, 2012, the U.S. Supreme Court ruled that the Longshore and Harbor Worker's Compensation Act, whose provisions are incorporated in the U.S. Outer Continental Shelf Lands Act could cover occupational injuries.

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

Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including drilling rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement the Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships are required to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in the Notice to Lessees 2015-N01. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. Also, on February 24, 2014, the Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under OPA based on inflation.  We continue to evaluate these requirements to ensure that our rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.

We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the Bureau of Ocean Energy Management (or the "BOEM") will enter into leases with our customers or when the Bureau of Safety and Environmental Enforcement, (or "BSEE"), will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the Gulf of Mexico. It is possible that short-term potential migration of rigs from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, have guidelines in place for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness during hurricane season. These guidelines effectively impose requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

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

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition the total newbuilding order books for Suezmax and Aframax vessels scheduled to enter the fleet through 2015 currently stand at 3.4% and 6.1% respectively, and there can be no assurance that the order books will not increase further in proportion to the existing fleets. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In January 2015 the orderbook as a percentage of the global fleet for crude oil tankers was 11.6%, compared to a peak of just over 50.0% in 2008, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash once we take delivery of our newbuilding tankers.

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

As of December 31, 2014, we were in compliance with the financial covenants contained our debt agreements relating to our offshore drilling segment, but we were in breach of certain financial covenants, contained in our loan agreements relating to our shipping segments, under which a total of $259.5 million was outstanding as of December 31, 2014. Even though as of the date of this annual report, none of the lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2014, these breaches constitute potential events of default that may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and due to the cross-acceleration and cross-default provisions contained in our credit facilities relating to our drybulk and tanker fleet, all of our outstanding indebtedness relating to our drybulk and tanker fleet, amounting to approximately $1,163.3 million as of December 31, 2014, has been classified as current.  As a result, we reported a working capital deficit of $394.5 million at December 31, 2014. See Note 3 to our consolidated financial statements included in this annual report.

On March 28, 2014, we entered into a supplemental agreement relating to the loan agreement dated March 19, 2012, to amend certain financial covenants.
On April 14, 2014, we obtained a waiver letter relating to the term loan facility dated June 20, 2008, to amend certain financial covenants. The waiver is subject to definitive documentation.
On May 29, 2014, we entered into a supplemental agreement to the loan agreement dated February 14, 2012 to amend certain definitions.
On July 7, 2014, we entered into an agreement with Commerzbank under the $35.0 million Senior Secured Credit Facility dated October 2, 2007, under which we agreed to make a cash prepayment of $2.7 million to avoid a loan-to-value covenant breach.
On July 11, 2014, we entered into a supplemental agreement under the secured term loan facility dated July 23, 2008, to among other things, release the vessel Woolloomoloo from the collateral package under this loan.
On July 17, 2014, we signed a supplemental agreement under the secured term loan facility dated October 26, 2011 for a waiver of a certain financial covenant until December 31, 2014.
On July 31, 2014, we signed a supplemental agreement under the secured term loan facility dated October 24, 2012, for the relaxation of a certain financial covenant until December 31, 2014.
On November 12, 2014, we signed a supplemental agreement under the secured loan facility dated June 20, 2008 for relaxation of certain financial covenants.
On December 23, 2014, we entered into an agreement with the lender under its two Senior Secured Credit Facilities, dated October 5, 2007 and March 13, 2008. Under the terms of these agreements, among other things, the lender has agreed to waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity, and we agreed to provide a pledge over 8,775,055 Ocean Rig shares owned by us until December 31, 2014.
We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our drybulk and tanker fleet, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our drybulk and tanker fleet, under which a total of $1,163.3 million was outstanding as of December 31, 2014. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would impair our ability to conduct our business and continue as a going concern. Further, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

As of March 2, 2015, none of our lenders had declared an event of default under the relevant loan agreements. However, our breaches under certain of those loan agreements constitute potential events of default that may result in acceleration of such indebtedness and potential cross-acceleration or cross-default events under our other credit facilities relating to our drybulk and tanker fleet.

We expect that our lenders will not demand payment of the loans relating to our drybulk and tanker fleet under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and firm financing agreements that are currently in place.   We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and tanker fleet with cross-default provisions which amounted to approximately $1,163.3 million in the aggregate as of December 31, 2014, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Our inability to comply with certain financial and other covenants under our loan agreements relating to our shipping segments and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2014, we were in breach of certain financial and other covenants contained in our loan agreements relating to our shipping segments and our lenders may choose to accelerate our indebtedness relating to such segments. As a result, we reported a working capital deficit of $394.5 million at December 31, 2014. Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue and enter into firm financing agreements to meet our scheduled obligations as they become due and the continued support of our lenders. These conditions raise significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern except for the shipping segments' bank debt and the restricted cash classification under current liabilities and current assets, respectively.

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

As of December 31, 2014, on a consolidated basis, we had $5.6 billion in aggregate principal amount of indebtedness outstanding and $0 million in additional credit available to us under our credit facilities. We expect to incur substantial additional indebtedness in order to fund the estimated remaining contractual obligations, excluding financing costs, amounting to $1.8 billion in the aggregate for our additional three newbuilding drillships as of March 2, 2015, and any further growth of our fleet.

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

The failure of our counterparties to meet their obligations under our time charter agreements, or their exercise of a purchase option under certain of those agreements, could cause us to suffer losses or otherwise adversely affect our business.

As of December 31, 2014, 19 of our vessels were employed under time charters and 11 of these vessels were employed by one charterer. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates.

13 of the vessels in our fleet provide for charter rates that are significantly above current market rates. Should any of our counterparties under these charters fail to honor its obligations under our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. In addition under seven of our charter contracts, the charterer has the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options are exercised, less $5.0 million per vessel or, (ii) to require a cash payout of $5.0 million per charter agreement in which case the charter agreement will automatically be terminated on the date of completion of the current voyage. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, or exercise their option to acquire the vessels they have on contract as applicable, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, two of which are scheduled to expire in 2015, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

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

As of February 24, 2015, the future contracted revenue for our fleet of operating drilling units, or our drilling contract backlog, was approximately $5.2 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Santorini, our uncontracted seventh generation drillship to be delivered in June 2016, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2015 to the third quarter of 2021.  We cannot guarantee that we will be able to secure employment for the Ocean Rig Santorini, our seventh generation drillship scheduled for delivery in June 2016 and the two new integrated design drillships scheduled for delivery in February 2017 and June 2017.

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

We currently operate a fleet of 39 drybulk vessels, of which 21 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates. In addition, we currently employ all of our tankers in the spot market. Further, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters.

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

The charter markets for crude oil carriers and product tankers have deteriorated significantly since summer 2008 and are currently at depressed levels. These markets may continue to be depressed through 2015 given the significant number of newbuilding vessels scheduled to be delivered. Attractive investment opportunities in these sectors may reflect these depressed conditions, however, the return on any such investment is highly uncertain in this extremely challenging operating environment.

The tanker sector, which is intensely competitive, has unique operational risks and is highly dependent on the availability of and demand for crude oil and petroleum products as well as being significantly impacted by the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels.

Our ability to maintain oil tanker industry relationships and a reputation for customer service and safety, as well as to acquire and renew charters, will depend on a number of factors, including our ability to man our vessels with experienced oil tanker crews and the ability to manage such risks. There is no assurance that we will be able to address the variety of vessel management risks in the oil tanker sector maintain commercial relationships with leading charter companies, which could adversely affect our business the oil tanker sector.

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

As a result of the impairment review as of December 31, 2014, the Company determined that the carrying amounts of its assets held for use were recoverable, except for one drybulk vessel for which an impairment charge of $38.1 million was recognized, and, concluded that no further impairment loss was necessary for 2014. However, due to the Company's decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $0, $43.5 million and $0 million, for each of the years ended December 31, 2012, 2013 and 2014, respectively, was recognized.

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

Amounts in thousand of US dollars	2014
Level of impairment	5 year	3 year	1 year
Drybulk carriers	$704,461	$735,691	$735,518
Tankers	14,451	14,671	-
Total	$718,912	$750,362	$735,518

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

We, through our majority-owned subsidiary, Ocean Rig UDW, have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of three seventh generation drillships two of which are new integrated design drillships and all are equiped with two blow-out preventers that are scheduled to be delivered to us in June 2016, February 2017 and June 2017, respectively. The estimated total project cost for our three seventh generation drillships, excluding financing costs, is approximately $2.1 billion, of which an aggregate of approximately $1.8 billion was outstanding as of December 31, 2014.  We expect to finance the remaining delivery payments of these seventh generation drillships with cash on hand, operating cash flow, equity financing and additional bank debt.

We cannot be certain that additional financing to complete the construction of the remaining three newbuilding drillships will be available on acceptable terms or at all.  If additional bank financing is not available when needed, or is available only on unfavorable terms, we may be unable to take delivery of one or more of our three newbuilding drillships, in which case we would be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $280.2 million in the aggregate, as of December 31, 2014. We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our newbuilding drillships to third parties to the extent completed.

Construction of vessels and drilling units is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

As of March 5, 2015, we had entered into contracts for the construction of three seventh generation drillships, two of which are new integrated design drillships and all are equiped with two blow-out preventers, scheduled for delivery in June 2016, February 2017 and June 2017, respectively.

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

As of March 5, 2015, we had paid an aggregate of $280.2 million to Samsung in connection with our seventh generation drillships currently scheduled for delivery in June 2016, February 2017 and June 2017.

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

Currently, our revenues in the offshore drilling segment depend on two ultra-deepwater drilling rigs and eight drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues in the offshore drilling segment are dependent on the drilling rig Leiv Eiriksson, which is currently drilling on the Norwegian Continental Shelf, the drilling rig Eirik Raude, which is currently undergoing the acceptance testing and it is expected to commence operations for drilling offshore Falkland Islands, and the drillships Ocean Rig Corcovado, Ocean Rig Mykonos and Ocean Rig Mylos, which are currently operating offshore Brazil, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Athena which are currently operating offshore Angola, the Ocean Rig Skyros and the Ocean Rig Apollo which are expected to commence drilling operations during 2015. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms.

In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only ten drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

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

The hull and machinery of every commercial drybulk vessel, tanker and drilling unit must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. All of our drybulk vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2012. Our four operating six generation drillships are due for their first Special Periodical Surveys in 2016. Our four operating seventh generation drillships are due for their first Special Periodical Surveys in 2018, 2019 and 2020.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of February 24, 2015, the 39 vessels in our drybulk carrier fleet had an average age of 9.5 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements and any waivers related thereto.  We do not intend to obtain funds from other sources to pay dividends, if any, in the future. In addition, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus; but in this case, there is no such surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

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

As of December 31, 2014, we had entered into 24 interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2014 did not, and our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. At December 31, 2014, the fair value of our interest rate swaps was a net liability of $29.8 million.

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

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner, Great British Pounds, Canadian dollars, Euros or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2014, approximately 51% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

With respect to our operations in the drybulk and tanker shipping sectors, we currently have 19 employees, including our President and Chief Executive Officer, our Executive Vice President, our Chief Financial Officer and our Senior Vice President Head of Accounting and Reporting. Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk and tanker vessels, including crewing, maintenance and repair, to TMS Bulkers, and TMS Tankers Ltd., or TMS Tankers, respectively. TMS Bulkers and TMS Tankers are beneficially majority-owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. The loss of the services or TMS Bulkers or TMS Tankers or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against TMS Bulkers and TMS Tankers if they default on their obligations to us, you will have no recourse against either of them. Further, we are required to seek approval from our lenders to change our manager.

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

Our major shareholder is controlled by Mr. George Economou, who controls four entities that, in the aggregate, were deemed to beneficially own, directly or indirectly, approximately 17.6% of our outstanding common shares as of March 2, 2015.  Mr. Economou controls TMS Bulkers and TMS Tankers. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and TMS Bulkers and TMS Tankers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers and tankers managed by TMS Tanker and/ or other companies affiliated with TMS Bulkers or TMS Tankers and Mr. Economou.

In particular, TMS Bulkers or TMS Tankers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations in the offshore drilling sector.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2014, through the subsidiaries of Ocean Rig UDW, we employed 2,320 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members of our drillships. We will need to recruit additional qualified personnel as we take delivery of our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, our employees in Brazil and Norway, are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Nigeriaand the United Kingdom. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact on our business. If we choose to cease operations in one of those countries or if the market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

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

During the year ended December 31, 2014, none of our vessels has called on ports located in, and none of our drilling units has operated in, countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria; however our vessels and drilling units may call on ports or operate in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and has since extended it until June 30, 2015.  These regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

Risks Relating to Our Common Shares

Our Chairman, President and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, approximately 17.6% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of March 2, 2015, our Chairman, President and Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, approximately 17.6% of our outstanding common shares and therefore may have the power to exert considerable influence over our actions. The interests of our Chairman, President and Chief Executive Officer may be different from your interests.

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

We are a "foreign private issuer", which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act.  As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies.  These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

Item 4.   Information on the Company

A.           History and Development of the Company

DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at 109 Kifisias Avenue and Sina Street, Amaroussion, GR 151 24 Greece. Our telephone number at that address is 0030-210-809-0570.

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

On November 3, 2011, the merger of Pelican Stockholdings Inc., or Pelican Stockholdings, our wholly-owned subsidiary, and OceanFreight Inc., or OceanFreight, was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is our wholly-owned subsidiary. We refer to this transaction as the OceanFreight acquisition. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 cash and 0.52326 of a common share of Ocean Rig UDW per common share of OceanFreight previously owned. Following the closing of the OceanFreight acquisition, we transferred $33.1 million in cash and 1,541,159 common shares of Ocean Rig UDW to shareholders of OceanFreight, other than the entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, as discussed below. The common shares of Ocean Rig UDW that comprised the stock portion of the merger consideration were currently outstanding shares that were owned by us. Prior to the completion of the merger, we acquired from the entities controlled by Mr. Kandylidis all of their shares of OceanFreight, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight acquisition, which amounted to approximately $33.8 million in cash and 1,570,226 common shares of Ocean Rig UDW. Mr. Kandylidis is the Executive Vice President of Dryships Inc. as well as of Ocean Rig UDW and the son of one of our directors.

On December 6, 2011, we announced that the board of directors of Ocean Rig UDW had approved a repurchase program through December 31, 2013 for up to a total of $500.0 million of Ocean Rig UDW's common shares and Senior Unsecured Notes. As of December 31, 2014, no repurchases had been made under the repurchase program.

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

On February 14, 2013, DryShips Inc. completed the sale of an aggregate of 7,500,000 common shares of Ocean Rig UDW owned by DryShips Inc. in a public offering amounting to net proceeds to us of $123.0 million.

On October 4, 2013, we filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200 million of our common shares. In connection with the offering, we entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23.7 million, after deducting commissions, while in 2014, 22,209,844 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $90.0 million, after deducting commissions.

On October 29, 2014, we completed the issuance of 250,000,000 of our common shares in a public offering amounting to net proceeds to us of $332.9 million.

As of March 2, 2015, we had 669,964,321 common shares outstanding and we owned 78,301,755 shares, or 59.2%, of Ocean Rig UDW's outstanding common shares.

We may sell a minority voting and economic interest in our wholly-owned subsidiary, Tankships Investment Holdings Inc., the indirect owner and operator of our oil tankers, which on February 20, 2015 filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Tankships Investment Holdings Inc. to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

Vessel Acquisitions and Dispositions

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

During 2013, we (i) took delivery of our two newbuilding Aframax tankers, Alicante and Mareta, and one newbuilding Suezmax tanker, Bordeira, and paid construction costs of an aggregate of $111.8 million in connection with the delivery of the vessels;(ii) took delivery of our newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively, and paid construction costs of an aggregate of $99.4 million in connection with the delivery of the vessels;(iii) concluded two Memoranda of Agreements for the sale of two Capesize newbuildings, H1241 and H1242, for a sale price of $71.0 million in the aggregate; (iv) accepted an offer from an entity affiliated with George Economou for the novation of the shipbuilding contracts of two VLOC under construction, H1239 and H1240; and (v) through our majority owned subsidiary, Ocean Rig, took delivery of the Ocean Rig Mylos, and the Ocean Rig Skyros.

During 2014, we (i) took delivery of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53.0 million; (ii) canceled the construction of the four newbuilding Ice class Panamax vessels and received all installments previously paid to the shipyard of $11.6 million, plus interest, which resulted to a loss of $1.3 million; and (iii) through our majority owned subsidiary, Ocean Rig, took delivery of the Ocean Rig Athena.

As of March 5, 2015, we had contracts for the construction of three seventh generation drillships, two of which are new integrated design drillships and all are equiped with two blow-out preventers, scheduled for delivery in June 2016, February 2017 and June 2017.

As of March 2, 2015, we had made pre-delivery payments of $280.2 million in the aggregate for our three seventh generation drillships under construction. The total estimated remaining construction payments for these drillships amounted to approximately $1.8 billion in the aggregate, excluding financing costs, as of March 2, 2015. We plan to finance these costs with cash on hand, operating cash flow, equity financing and additional bank debt.  We have not yet arranged financing for the remaining construction payments relating to the construction of our three seventh generation drillships. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

B.           Business Overview

Overview

We are an international provider of ocean transportation services for drybulk and petroleum cargoes through our ownership and operation of drybulk carrier vessels and oil tankers and offshore drilling services through the ownership and operation by our majority-owned subsidiary, Ocean Rig UDW, of ultra-deepwater drilling units.

As of March 5, 2015, we owned a fleet of (i) 39 drybulk carriers, comprised of 13 Capesize, 24 Panamax and 2 Supramax vessels, which have a combined deadweight tonnage of approximately 4.3 million dwt and an average age of approximately 9.5 years, (ii) 10 tankers, comprisied of 4 Suezmax and 6 Aframax vessels, which have a combined deadweight tonnage of approximately 1.3 million dwt and an average age of approximatel 2.9 years and (iii) 10 drilling units, comprised of two modern, fifth generation, advanced capability ultra-deepwater semisubmersible offshore drilling rigs, our sixth generation, advanced capability ultra-deepwater drillships and four seventh generation, advanced capability ultra-deepwater drillships.

As of March 5, 2015, we had entered into contracts for the construction of three seventh generation drillships, two of which are new integrated design drillships and all are equiped with two blow-out preventers, scheduled for delivery in June 2016, February 2017 and June 2017, respectively. See "—Our Offshore Drilling Operations—Newbuilding Drillships and Operations to Purchase Newbuilding Drillships."

Our drybulk carriers, drilling units and oil tankers operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Ocean Rig UDW comprises our entire offshore drilling segment, which represented approximately 78.1% of our total assets and approximately 83.1% of our total revenues for the year ended December 31, 2014. As we have done in the past, we may, in the future, sell a minority voting and economic interest in Ocean Rig UDW in a public offering or distribute, or spin off, a minority voting and economic interest in Ocean Rig UDW to holders of our voting stock. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

In addition, we may sell a minority voting and economic interest in our wholly-owned subsidiary, Tankships Investment Holdings Inc., the indirect owner and operator of our oil tankers, which on February 20, 2015 filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Tankships Investment Holdings Inc. to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

Our Fleet

Set forth below is summary information concerning our fleet as of February 24, 2015.

Drybulk Vessels

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Capesize:
Rangiroa	2013	206,026	Capesize	T/C (1)	$23,000	May-18	Dec-23
Negonego	2013	206,097	Capesize	T/C (1)	$21,500	Mar-20	Feb-28
Fakarava	2012	206,152	Capesize	T/C	$25,000	Sept-15	Sept-20
Raiatea	2011	179,078	Capesize	T/C (1)	$23,500	Oct-19	Dec-19
Mystic	2008	170,040	Capesize	T/C	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	T/C (1)	$23,500	Jul-19	Sep-19
Cohiba	2006	174,234	Capesize	T/C (1)	$23,500	Sep-19	Nov-19
Montecristo	2005	180,263	Capesize	T/C (1)	$23,500	Jul-19	Sep-19
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	T/C (1)	$23,500	Sep-19	Nov-19
Alameda	2001	170,662	Capesize	T/C	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	T/C	$20,000	Jan-16	May-16

Average age based on year built/ Sum of DWT/ Total number of vessels	7.6 years	2,354,033	13

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
Panamax:
Raraka	2012	76,037	Panamax	Spot	Spot	N/A	N/A
Woolloomooloo	2012	76,064	Panamax	Spot	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	T/C	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	11.7 years	1,798,274	24

Supramax:
Byron	2003	51,118	Supramax	Spot	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	12.5 years	102,319	2
Totals (38)
Average age based on year built / Sum of DWT/ Total number of vessels	9.5 years	4,254,626	39

(1) Time charter includes purchase options for the charterer, see also "Item 3. Key Information—D. Risk Factors—Company Specific Risk Factors—The failure of our counterparties to meet their obligations under our time charter agreements, or their exercise of a purchase option under certain of those agreements, could cause us to suffer losses or otherwise adversely affect our business."

Drilling Units

Drilling Unit Operating Drilling Rigs	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Term(1)		Average Maximum Dayrate		Drilling Location
Leiv Eiriksson	2001/5th	10,000	30,000	Rig Management Norway AS(2)	Q2 2013–Q1 2016		$545,000		Norwegian Continental Shelf
Eirik Raude	2002/5th	10,000	30,000	Premier Oil Exploration and Production Ltd.(3)	Q1 2015 – Q4 2015		$561,350		Falkland Islands

Operating Drillships

Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2012–Q2 2015		$439,402	(4)	Brazil
				Petroleo Brasileiro S.A.	Q2 2015–Q2 2018		$523,306	(5)	Brazil
Ocean Rig Olympia	2011/6th	10,000	40,000	Total E&P Angola	Q3 2012–Q3 2015	(6)	$585,437		Angola
				ENI Angola S.p.A.(7)	Q4 2015-Q4 2015		$355,000		Angola
Ocean Rig Poseidon	2011/6th	10,000	40,000	ENI Angola S.p.A.	Q2 2013–Q2 2016		$690,300	(8)	Angola
				ENI Angola S.p.A.(10)	Q2 2016-Q2 2017		$539,150		Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2012–Q1 2015		$433,044	(4)	Brazil
				Petroleo Brasileiro S.A.	Q1 2015–Q1 2018		$514,090	(5)	Brazil
Ocean Rig Mylos	2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2013–Q3 2016		$637,270	(9)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	ENI Angola S.p.A.(7)	Q2 2015-Q3 2015		$355,000		Nigeria, Angola
				Total E&P Angola	Q4 2015-Q3 2021		$592,834		Angola
Ocean Rig Athena	2014/7th	12,000	40,000	ConocoPhillips Angola 36 & 37 Ltd	Q1 2014–Q2 2017		$662,523	(10)	Angola
Ocean Rig Apollo	Q1 2015/7th	12,000	40,000	Total E&P Congo	Q1 2015-Q2 2018		$594,646	(11)	West Africa

Newbuilding Drillships
								$(11)
Ocean Rig Santorini	Q2 2016/7th	12,000	40,000
Ocean Rig TBN#1	Q1 2017/7th	12,000	40,000
Ocean Rig TBN#2	Q2 2017/7th	12,000	40,000

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

(3)           The contract has a minimum duration of 260 days and includes two options of up to eight wells each, the first of which must be exercised prior to the commencement of the contract and the other one must be exercised before the expiration of the firm and option contract period.

(4)           Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table is based on the February 24, 2015 exchange rate of R$2.87:$1.00.

(5)                We have been awarded extensions of the drilling contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petrobras for drilling offshore Brazil. The term of each extension is for 1,095 excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in the first and second quarter of 2015, respectively.

(6)           Total E&P Angola has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution.

(7)                On January 8, 2015, we, entered into an Omnibus Agreement with ENI Angola S.p.A pursuant to which pursuant to which ENI has exercised its option to extend the contract for the drillship Ocean Rig Poseidon for a further one year until the second quarter of 2017. As part of the contract extension for the Ocean Rig Poseidon, Ocean Rig has agreed to adjust the existing dayrate of the Ocean Rig Poseidon contract in exchange for ENI agreeing to enter into two contracts (the "ENI contracts") for the employment of one or more of Ocean Rig's available drillships in West Africa starting in the first quarter of 2015 for an aggregate period of approximately 8 months. The Agreement outlined above remains subject to customary closing conditions including the approval by national authorities which we expect will be obtained before the end of the first quarter of 2015.

(8)           The maximum dayrate of $690,300 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $670,000 will increase annually at a rate of 3%, beginning twelve months after the commencement date, during the term of the contract. ENI has the option to extend the term of the contract by two optional periods of one-year each.

(9)           On November 4, 2013 the Ocean Rig Mylos commenced drilling operations with Repsol at an average maximum dayrate of approximately $637,270 over the initial term of the contract. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

(10)         On June 7, 2014, the Ocean Rig Athena commenced drilling operations with ConocoPhillips at an average maximum dayrate of $662,523 which is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate is subject to a fixed annual escalation of approximately 6% during the contract period. Under the contract, ConocoPhillips has the option to extend the initial contract period by up to two years.

(11)         The maximum dayrate of approximately $594,646 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $580,000 is subject to a fixed escalation of 2% during the contract period. Under the contract, the counterparty has the option to extend the initial contract period by up to two years.

Tankers

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
Suezmax:
Bordeira	2013	158,513	Suezmax	Spot	N/A	N/A	N/A
Petalidi	2012	158,532	Suezmax	Spot	N/A	N/A	N/A
Lipari	2012	158,425	Suezmax	Spot	N/A	N/A	N/A
Vilamoura	2011	158,622	Suezmax	Spot	N/A	N/A	N/A
Aframax
Alicante	2013	115,708	Aframax	Spot	N/A	N/A	N/A
Mareta	2013	115,796	Aframax	Spot	N/A	N/A	N/A
Calida	2012	115,812	Aframax	Spot	N/A	N/A	N/A
Saga	2011	115,738	Aframax	Spot	N/A	N/A	N/A
Daytona	2011	115,896	Aframax	Spot	N/A	N/A	N/A
Belmar	2011	115,904	Aframax	Spot	N/A	N/A	N/A

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

We believe that TMS Bulkers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

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

TMS Bulkers' completed implementation of the ISM Code, in 2010. TMS Bulkers has obtained documents of compliance for its office and safety management certificates for our vessels as required by the ISM Code and is ISO 14001 certified in recognition of its commitment to overall quality.

TMS Bulkers is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou, and, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers' performance under the management agreements.

Chartering of our Drybulk Vessels

We actively manage the deployment of our drybulk fleet between long-term time charters and short-term time charters or spot charters, which generally last from several weeks to several days, and long-term time charters and bareboat charters, which can last up to several years.

As of March 2, 2015, 18 of our drybulk vessels were employed under time charters and 21 of our drybulk vessels were employed in the spot market.

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

Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally TMS Bulker's reputation and experience in the shipping industry  will continue to provide competitive employment opportunities for our vessels in the future.

During the year ended December 31, 2014, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (42%), Customer B (18%).  During the year ended December 31, 2013, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer C (38%), Customer D (20%). During the year ended December 31, 2012, four of our customers accounted for more than ten percent of our total drybulk revenues: Customer E (32%), Customer F (13%), Customer G (13%) and Customer H (17%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one customer providing a significant percentage of our income over an extended period of time.

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

The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded an all time low of 516 on February 17, 2015, there can be no assurance that the drybulk charter market will increase, and the market could decline further.

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

The International Drybulk Shipping Industry

Drybulk cargo is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2014, approximately 4,503 million tons of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 29.5%, 26.5% and 9.2% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,237 million tons to 3,204 million tons, an increase of 43.2%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.5 million tons in 2001 to approximately 383.7 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 3,298 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.6 million tons in the second quarter of 2008 to a low of 97.7 million tons during the fourth quarter of 2008 representing a decrease of 18.3%. In 2009, seaborne trade in all drybulk commodities increased to 3,193 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 444.3 million tons in 2008 to 628.4 million tons in 2009. In 2010 and 2011, seaborne trade in all drybulk commodities increased to about 3,594 million tons and 3,828 million tons, respectively, representing an increase since 2009 of 12.6% and 16.6% respectively. During 2012, seaborne trade increased by 6.8% and Chinese iron ore imports rose by 8.5%. During 2013, seaborne trade increased by 5.4% and Chinese iron ore imports rose by 0.2%. During 2014, seaborne trade increased by 3.97% and Chinese iron ore imports rose by 14.84%. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, we believe that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

The global drybulk carrier fleet may be divided into five categories based on a vessel's carrying capacity. These categories consist of:

●	Very Large Ore Carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

●	Capesize vessels, have carrying capacities of 110,000 – 199,999 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

●	Panamax vessels, have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

●	Handymax vessels, have a carrying capacity of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

●	Handysize vessels, have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2015 represents approximately 11.25% of the world drybulk fleet as of January 1, 2015. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Our Offshore Drilling Operations

Employment of our Drilling Units

The Leiv Eiriksson commenced a drilling contract in April 2013 with a consortium coordinated by Rig Management Norway, or Rig Management, for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000.  We received approximately $83.0 million under the contract to cover mobilization and fuel costs as well as the cost of equipment upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the first quarter of 2016.

The Eirik Raude is currently undergoing the acceptance testing and it is expected to commence a six well drilling contract for drilling offshore Falkland Islands with Premier Oil Exploration and Production Ltd, or Premier, with a duration of approximately 260 days at a maximum dayrate of $561,350 under the initial term of the contract, plus a mobilization fee of $18.0 million. Under the contract, Premier has two options to extend the term of the contract by 8 additional wells each.

The Ocean Rig Corcovado is currently employed under a three-year drilling contract, plus a mobilization period with Petrobras Brazil for drilling operations offshore Brazil at a maximum dayrate of $439,402 (including service fees of $67,722 per day, based on the contracted rate in Real per day and the February 24, 2015 exchange rate of R$2.87:USD $1.00), plus a mobilization fee of $30.0 million. The contract has been extended for 1,095 at an average dayrate of $523,306, plus reimbursement by Petrobras for contract related equipment upgrades of $30.0 million.

The Ocean Rig Olympia commenced a three-year drilling contract with Total E&P Angola in July 2012 for drilling operations offshore West Africa at a maximum dayrate of $585,437, plus mobilization and demobilization fees of $9.0 million and $3.5 million, respectively, plus the cost of fuel. Total E&P Angola has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution. The Ocean Rig Olympia will be employed under the ENI contracts for drilling operations offshore Angola in November 2015 with an estimated backlog of approximately $21.7 million.

 The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a maximum dayrate of $690,300, which is the average maximum dayrate applicable during the initial three-year term of the contract.  During the term of the contract, the initial maximum dayrate of $670,000 will increase annual at a rate of 3%, beginning twelve months after the commencement date.  The contract also includes a mobilization rate of $656,600 per day, plus reimbursement for the cost of fuel, and a demobilization fee of $5.0 million.  In January 2015, ENI has exercised its option to extend the contract for the drillship Ocean Rig Poseidon for a further one year until the second quarter of 2017 with an adjusted dayrate in exchange of the ENI contracts. The new average maximum dayrate, under the extension, will be $539,750.

The Ocean Rig Mykonos commenced a three-year drilling contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $433,044 (including service fees of $ 65,404 per day, based on the contracted rate in Real and the February 24, 2015 exchange rate of R$2.87: $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to expire in March 2015. The contract has been extended for 1,095 at an average dayrate of $514,090 , plus reimbursement by Petrobras for contract related equipment upgrades of $30.0 million.

The Ocean Rig Mylos commenced a three-year drilling contract with Repsol for drilling operations offshore Brazil in August 2013 at a maximum dayrate of $ 637,270, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a mobilization fee of $40.0 million. Under the contract, Repsol has options to extend the contract for one year beyond the initial three-year contract period.

The Ocean Rig Skyros , which is currently idle, will be employed under the ENI contracts for drilling operations offshore Nigeria and Angola in March 2015 with an estimated backlog of approximately $68.6 million. In November 2015, the Ocean Rig Skyros will commence its six year contract with Total for drilling operations offshore Angola. Under the contract, we are entitled to a maximum dayrate of approximately $592,834, which is the average maximum dayrate applicable during the initial six-year term of the contract, plus mobilization fees of $20 million. Under the contract, the initial maximum dayrate is subject to a fixed annual escalation of 2% during the contract period.

The Ocean Rig Athena commenced a three-year drilling contract with ConocoPhillips for drilling operations offshore Angola in March 2014 at a maximum dayrate of $662,523, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a lump-sum mobilization fee of $35.2 million, exclusive of fuel costs. Under the contract, the initial maximum dayrate is subject to a fixed annual escalation of approximately 2% during the contract period. In addition, ConocoPhillips has the option to extend the duration of the contract for two years.

We have also entered into a three-year contract with Total E&P Congo for drilling operations offshore West Africa with an estimated backlog of approximately $692.6 million, including mobilization, for the Ocean Rig Apollo, our seventh generation drillship delivered on March 5, 2015. The contract is scheduled to commence in the first quarter of 2015. In addition, Total has the option to extend the term of the contract for four periods of six months each, with the first option exercisable not less than one year before completion date.

The total contracted backlog under our drilling contracts for our drilling units, including our drilling rigs, as of February 24, 2015, was $5.2 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of February 24, 2015, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full utilization. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled "Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

Unless otherwise stated, all references to maximum dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Newbuilding Drillships

We have entered into contracts for the construction of three seventh generation drillships, two of which are new integrated design drillships and all are equiped with two blow-out preventers, scheduled for delivery in June 2016, February 2017 and June 2017, respectively, in connection with which we had made total payments of $280.2 million to Samsung, as of December 31, 2014. The estimated total project cost for these drillships is approximately $2.1 billion.

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

From October 2013, the above services are provided by Ocean Rig's wholly owned subsidiary, Ocean Rig Management Inc., pursuant to separate management agreements entered/to be entered with each of the drilling unit-owning subsidiaries.

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

Effective from September 1, 2010, DryShips Inc. entered into a consultancy agreement, or the DryShips Consultancy Agreement, with Vivid Finance Ltd., or Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. Effective January 1, 2013, Ocean Rig Management entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement.

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

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of February 2015, together have approximately 165 ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 7,500 feet or more.

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

Customers

Our customers in the offshore drilling segment are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Ocean Rig UDW, together with its predecessor, Ocean Rig ASA, have an established history with 237 wells drilled in 20 countries for 31 different customers, as of February 2015.

For the years ended December 31, 2012, 2013 and 2014, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our drilling revenues:

Customer	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Customer A	-	-	14%
Customer B	49%	33%	18%
Customer C	18%	-	-
Customer D	12%	-	-
Customer E	-	13%	12%
Customer F	-	18%	30%
Customer G	-	12%	14%

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

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of February 2015, the market level is approximately $530,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service ultra-deepwater fleet as of February 2015 totaled 165 units, and is expected to grow to 228 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

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

TMS Tankers is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. Mr. Economou, and, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Tankers' performance under the management agreements. We believe that TMS Tankers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Employment of our Tankers

We operate our tankers in the spot market. As of March 2, 2015, none of our tankers operates in pool. In the past, four of our other Aframax tankers operated in the Sigma tanker pool and three of our Suezmax tankers operated in the Blue Fin tanker pool.

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

As of March 2, 2015, none of our tankers operated in pool. For information regarding our former pooling arrangements with the Blue Fin and Sigma tanker pools discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Pooling Arrangements."

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

Customers

During the year ended December 31, 2014, one of our customers accounted for more than ten percent of our total tanker revenues. During the year ended December 31, 2013, none of our customers accounted for more than ten percent of our total tanker revenues.

No other customers accounted for more than 10% of our consolidated revenues during 2014 or 2013.

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

            In the second half of 2012 average crude tanker spot freight rates were weaker as compared to historical averages. An oversupply of vessels relative to tanker demand was the main factor which weighed upon tanker rates. The oversupply is attributed to a relatively high number of new tanker deliveries over the course of the last few years, coupled with limited demolition activity mainly due to the relatively young age of the fleet. Some strength in spot tanker rates was seen towards the end of 2012 when cold winter weather in Europe and North America led to an increase in both oil demand and weather related transit delays. Rates subsequently weakened, however, in January 2013 upon easing of weather related seasonal factors and have remained mostly at depressed levels.  More recently, in 2014 and early 2015, the tanker shipping market is reported to be benefiting from rising charter rates, but still faces the problem of oversupply.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 50,000 to 80,000 dwt; and (v) small tankers of less than approximately 50,000 dwt. ULCCs and VLCCs normally transport crude oil in long-haul trades, such as from the Arabian Gulf to the United States or Western Europe via Asia or the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

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

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls , or PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below). We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.  The United States ratified the Annex VI amendments in October 2008, and the EPA, promulgated equivalent emissions standards in late 2009.

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs and on January 1, 2014, the United States Caribbean Sea was designated ECA. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the limits of the Energy Efficiency Design Index, or EEDI, apply to new ships, and all ships must develop and implement Ship Energy Efficiency Management Plans, or SEEMPs.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. The Convention of Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a ship owner or bareboat charter to comply with the ISM Code may subject such party to increased liability, may decrease the availability of insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.   Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in certain limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard, or USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have complied with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example on August 15, 2012 the U.S. Bureau of Safety and Economic Enforcement, or BSEE, issued a final drilling safety rule for offshore oil and gas operations, which became effective on October 22, 2012, and strengthened the requirements for safety equipment, well control systems, and blowout prevention practices.  On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under the OPA based on inflation. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or the EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and other USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Environmental and Other Regulations in the Offshore Drilling Industry

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including, the United Nations' International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

The IMO adopted MARPOL Annex VI to regulate harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. As additional areas are designated ECAs, with stricter stricter sulfur content standards, we may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 , or MTSA. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code.  To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG  regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). In December 2013, International Association of Classification Societies, or IACS, adopted new harmonized Common Structural Rules, or the Rules, which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Socities.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. Both our drilling rigs are certified as being "in class" by De Norske Veritas. The Leiv Eiriksson completed the 5-year class in May 2011 and the Eirik Raude completed the same in December 2012. Our four operating drillships are due for their first Special Periodical Survey in 2016 and our four seventh generation drillships are due for their first Special Periodical Survey in 2018, 2019 and 2020.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses, including but not limited to, those resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity coverage is subject to and in accordance with the rules of protection and indemnity association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is limited for pollution to $1 billion and passenger and crew which is limited to $3 billion.

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

C.           Organizational Structure

As of March 2, 2015, we owned all of our drybulk and tanker vessels through our wholly-owned subsidiaries and we owned our drilling units through our majority-owned subsidiary, Ocean Rig UDW. As of March 2, 2015, we owned approximately 59.2% of the outstanding common shares of Ocean Rig UDW. Please see Exhibit 8.1 to this annual report for a list of our significant subsidiaries.

We may sell a minority voting and economic interest in our wholly-owned subsidiary, Tankships Investment Holdings Inc., the indirect owner and operator of our oil tankers, which on February 20, 2015 filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering. Alternatively, we may distribute, or spin off, a minority voting and economic interest in Tankships Investment Holdings Inc. to holders of our voting stock (including holders of our preferred shares), or complete some combination of a public offering and distribution to holders of our voting stock. There can be no assurance, however, that we will complete any such transaction, which, among other things, will be subject to market conditions.

D.           Property, Plant and Equipment

We do not own any real property. We maintain our principal executive offices at 109 Kifisias Avenue and Sina Street, Amaroussion, GR 151 24 Greece.

Through our subsidiaries, we lease office space from unaffiliated third parties in Nicosia, Cyprus; Stavanger, Norway; Houston, Texas; Aberdeen, United Kingdom; Accra, Ghana and Rio de Janeiro, Brazil.

Our interests in our drybulk and tanker vessels and drilling units in our fleet are our only material properties. See "—B. Business Overview—Our Fleet."  Also see "—B. Business Overview—Environmental and Other Regulations in the Shipping Industry" for a description of environmental issues that may impact the use of our fleet.

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

(Dollars in thousands except Average number of vessels)

	Year Ended December 31,
	2010	2011	2012	2013	2014

Average number of vessels	37.21	35.80	35.67	37.15	38.69
Total voyage days for fleet	13,430	12,831	13,027	13,442	13,889
Total calendar days for fleet	13,583	13,068	13,056	13,560	14,122
Fleet Utilization	98.87%	98.19%	99.78%	99.13%	98.35%
Time charter equivalent	32,045	26,912	15,896	12,062	12,354

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

●	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

●	Dayrates or maximum dayrates: Unless otherwise stated, we define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

●	Economic utilization: We measure our revenue earning performance over a period as a percentage of the maximum revenues that we could earn under our drilling contracts in such period.More specifically, all drilling contracts provide for an operating or base rate that applies for the period during which the drillship is operational and at the client's drilling location.Furthermore,drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment;such allowance varies from contract to contract,and we may be compensated at the full operating dayrate or at a reduced operating day rate for such general repair allowance.Inaddition,drilling contracts typically provide for situations where the drillships would operate at reduced operating dayrates,such as, among other things:a standby rate,where the drillship is prevented from commencing operations for reasons such as bad weather,waiting for customer orders, waiting on other contractors; a moving rate, where the drillship is in transit betweenl ocations; a reduced performance rate in the eventofmajor equipment failure;or a force majeure rate in the event of a force majeure that causes the suspension of operations.At these instances we are compensated with a portion of the base rate. In addition there are circumstances that due to equipment failure or other events defined in our drilling contracts, we do not earn the base rate.

●	Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

●	Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

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

Interest and finance costs

As of December 31, 2014, 2013 and 2012, we had total indebtedness of $4.5 billion, $4.1 billion and $2.9 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

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

Factors Affecting our Future Results of Operations—Tanker Segment

We believe that the most important measures for analyzing trends in the results of our future operations consist of the following:

●	Vessel Revenues: Vessel revenues primarily include revenues from spot and pool revenues. Vessel revenues are affected by spot rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on spot and vessels in pools. Revenues from vessels in pools are more volatile, as they are typically tied to prevailing market rates.

●	Voyage related and vessel operating costs: Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company under voyage charter arrangements, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

●	Depreciation: Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels.

●	Drydocking: We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is required to be drydocked every 30 months. We directly expense costs incurred during drydocking and costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

●	Time Charter Equivalent Rates: Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

●	Revenue Days: Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

●	Average Number of Vessels: Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

●	.Commercial Pools: To increase vessel utilization to gain economies of scale and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

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

During 2014, 2013 and 2012, we did not acquire any vessels that were under existing bareboat or time charter contracts.

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

Based on: (i) the carrying value of each of our vessels as of December 31, 2014 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2014, the aggregate carrying value of the vessels in our fleet as of December 31, 2014 exceeded their aggregate charter-free market value by approximately $750.6 million, as noted in the table below.

Based on: (i) the carrying value of each of our vessels as of December 31, 2013 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2013, the aggregate carrying value of the vessels in our fleet as of December 31, 2013 exceeded their aggregate charter-free market value by approximately $847.5 million, as noted in the table below.

This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2014 and 2013, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2014 and 2013, respectively. However, as of those dates, some of our vessels were employed under time charters that we believe were above market levels. We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2014, December 31, 2013 and as of the date of this report, we were not and are not holding any of our vessels for sale.

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

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2013 (in millions) ****		Carrying Value December 31, 2014 (in millions) ****
Montecristo	180,263	2005	33.9	**	32.2	**
Cohiba	174,234	2006	34.3	**	32.7	**
Robusto	173,949	2006	34.3	**	32.7	**
Partagas	173,880	2004	30.3	**	28.7	**
Capri	172,579	2001	108.0	**	99.9	**
Manasota	171,061	2004	56.0	**	52.6	**
Alameda	170,662	2001	47.2	**	44.0	**
Mystic	170,040	2008	117.8	**	112.1	**
Flecha	170,012	2004	119.6	**	112.3	**
Sorrento	76,633	2004	65.8	**	61.8	**
Mendocino	76,623	2002	29.5	**	27.5	**
Maganari	75,941	2001	21.0	**	19.5	**
Saldanha	75,707	2004	54.6	**	51.1	**
Coronado	75,706	2000	26.3	**	24.2	**
Ligari	75,583	2004	31.7	**	29.7	**
Rapallo	75,123	2009	29.3	**	28.0	**
Amalfi	75,206	2009	37.8	**	36.2	**
Bargara	74,832	2002	33.6	**	31.2	**
Samatan	74,823	2001	48.2	**	44.5	**
Capitola	74,816	2001	33.6	**	31.2	**
Sonoma	74,786	2001	27.0	**	25.1	**
Majorca	74,477	2005	39.1	**	36.8	**
Redondo	74,716	2000	26.5	**	24.5	**
Topeka	74,716	2000	17.1	**	15.9	**
Catalina	74,432	2005	35.1	**	33.2	**
Oregon	74,204	2002	47.1	**	43.7	**
Levanto	73,925	2001	35.3	**	32.7	**
Ecola	73,931	2001	27.1	**	25.2	**
Helena	73,744	1999	15.9	**	14.6	**
Ocean Crystal	73,688	1999	19.6	**	17.9	**
Marbella	72,561	2000	30.4	**	28.0	**
Galveston	51,201	2002	52.4	**	10.5	**
Byron	51,118	2003	43.8	**	40.9	**
Wooloomooloo	76,064	2012	32.7	**	31.5	**
Raraka	76,037	2012	32.8	**	31.5	**
Fakarava	206,152	2012	49.9	**	48.1	**
Rangiroa	206,026	2013	54.1	**	52.2	**
Negonego	206,097	2013	53.1	**	51.2	**
Raiatea	179,078	2011	-		53.2
Total for drybulk vessels	4,254,626		$1,631.8		$1,548.8

	Dwt	Year Built	Carrying Value December 31, 2013 (in millions) ****		Carrying Value December 31, 2014 (in millions) ***
Drybulk vessels under construction
Ice – class Panamax 1	75,900	2014	34.0	**	-
Ice – class Panamax 2	75,900	2014	34.0	**	-
Ice – class Panamax 3	75,900	2014	34.0	**	-
Ice – class Panamax 4	75,900	2014	34.0	**	-
Total for drybulk vessels under construction	303,600		$136.0		$-

Tanker vessels
Vilamoura	158,622	2011	64.2	*	61.5	*
Saga	115,738	2011	53.8	*	51.4	*
Daytona	115,896	2011	54.8	*	52.5	*
Belmar	115,904	2011	56.4	*	54.1	*
Calida	115,812	2012	57.5	*	55.2	*
Lipari	158,425	2012	68.4	*	65.7	*
Petalidi	158,532	2012	68.8	*	66.2	*
Bordeira	158,513	2013	71.3	*	68.5	*
Alicante	115,708	2013	61.7	*	59.3	*
Mareta	115,796	2013	60.8	*	58.4	*
Total for tanker vessels	1,328,946		$617.7		$592.8

Total	5,887,172		$2,385.1		$2,141.6

*  Indicates tanker vessels for which we believe, as of December 31, 2013 and 2014, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $117.5 million and $14.7 million, respectively.

**  Indicates drybulk carriers for which we believe, as of December 31, 2013 and 2014, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $730.0 million and $735.9 million, respectively.

*** The shipbuilding contracts were cancelled during 2014.

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

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Up to December 31, 2010, the assumed value of scrap steel for the purpose of estimating the residual values of vessels was calculated at $120 per lightweight ton. As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We took this decision as steel prices and related scrap values have increased substantially over the past ten years. The impact of the increase in the scrap price used in the estimation of residual values is a decrease in depreciation expense.

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

IT and office equipment are recorded at cost and are depreciated on a straight-line basis over five years.

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, rigs and drillships by obtaining vessel, rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs' and drillships' future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, and $35 million and $50 million for drilling rigs and drillships respectively, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2014, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated an impairment loss for one of its vessels, and no impairment on any of its rigs or drillships.

            Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The 10 year average rates used in the impairment testing of the Company's shipping segment as of December 31, 2014 were $30,253 for drybulk carriers and $30,290 for tankers. In comparison, based on available market data, the Company estimates the average daily time charter equivalent rates in effect as of December 31, 2014 to be $5,619 for drybulk carriers and $51,612 for tankers.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2012 and 2013, while for 2014 the Company determnined that the carrying amount of one of its assets was not recoverable and, therefore, an impairment loss of $38.1 million was recognized. However, due to the Company's decision to sell certain vessels during the years and based on the agreed-upon sales price, an impairment charge of $0 and $43.5 million, for each of the years ended December 31, 2012 and 2013, respectively, was recognized.

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

	2014
Level of impairment	5 year	3 year	1 year
Drybulk carriers	$704,461	$735,691	$735,518
Tankers	14,451	14,671	-
Total	$718,912	$750,362	$735,518

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

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage, when a voyage agreement is in place, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period.

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

	2012	2013	2014
Average number of vessels	35.67	37.15	38.69
Total voyage days for fleet	13,027	13,442	13,889
Total calendar days for fleet	13,056	13,560	14,122
Fleet Utilization	99.78%	99.13%	98.35%
Time charter equivalent	15,896	12,062	12,354

Tanker segment

	2012	2013	2014
Average number of vessels	6.27	9.86	10.00
Total voyage days for fleet	2,293	3,598	3,650
Total calendar days for fleet	2,293	3,598	3,650
Fleet Utilization	100%	100%	100%
Time charter equivalent	13,584	12,900	21,835

 Year ended December 31, 2014 compared to the year ended December 31, 2013
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2013	2014	Change
REVENUES:

Revenues	$1,492,014	$2,185,524	$693,510	46.5%

EXPENSES:
Voyage expenses	103,211	117,165	13,954	13.5%
Vessels, drilling rigs and drillships operating expenses	609,765	844,260	234,495	38.5%
Depreciation and amortization	357,372	449,792	92,420	25.9%
Loss on sale of assets, net	-	1,307	1,307	-%
Vessel impairment charge	43,490	38,148	(5,342)	(12.3)%
Contract termination fees and Other	33,293	-	(33,293)	(100)%
General and administrative expenses	184,722	193,686	8,964	4.9%

Legal settlements and other, net	4,585	(2,013)	(6,598)	(143.9)%

Operating income	155,576	543,179	387,603	249.1%
OTHER INCOME /(EXPENSES):
Interest and finance costs	(332,129)	(411,021)	(78,892)	23.8%
Interest income	12,498	12,146	(352)	(2.8)%
Gain/(loss) on interest rate swaps	8,373	(15,528)	(23,901)	(285.5)%
Other, net	2,245	7,067	4,822	214.8%

Total other expenses, net	(309,013)	(407,336)	(98,323)	31.8%

INCOME/(LOSS) BEFORE INCOME TAXES	(153,437)	135,843	289,280	(188.5)%
Income taxes	(44,591)	(77,823)	(33,232)	74.5%

NET INCOME/(LOSS)	(198,028)	58,020	256,048	(129.3)%
Less: Net (income)/loss attributable to non-controlling interests	(25,065)	(105,532)	(80,467)	321.0%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(223,093)	$(47,512)	$175,581	(78.7)%

Revenues

Drybulk Carrier segment

Voyage revenues increased by $14.6 million, or 7.6%, to $205.6 million for the year ended December 31, 2014, as compared to $191.0 million for the year ended December 31, 2013. An increase of $4.6 million, or 2.4%, is attributable to higher hire charter rates during the year ended December 31, 2014, as compared to the relevant period in 2013. Moreover, an additional increase of $6.7 million, or 3.5%, is attributable to the increase in the average number of vessels by 1.5 vessels,  with total voyage days increasing  by 447 days, from 13,442 days to 13,889  days, during the year ended December 31, 2014, as compared to the year ended December 31, 2013, Amortization of above market acquired time charters decreased by $3.3 million, or 1.7%, during the year ended December 31, 2014, as compared to the relevant period in 2013.

Tanker segment

Voyage revenues increased by $42.1 million, or 34.9%, to $162.8 million for year ended December 31, 2014, as compared to $120.7 million for year ended December 31, 2013. An increase of $40.3 million, or 33.4%, is attributable to higher hire rates during the year ended December 31, 2014, as compared to the relevant period in 2013. Moreover, an additional increase of $1.8 million or 1.5% is attributable to the increase in voyage days by 52, from 3,598 days to 3,650 days, during the year ended December 31, 2014, as compared to the year ended December 31, 2013.

Offshore Drilling segment

Revenues from drilling contracts increased by $636.8 million, or 54.0%, to $1,817.1 million for the year ended December 31, 2014, as compared to $1,180.3 million for the year ended December 31, 2013. The increase is primarily attributable to the increased revenues from the Ocean Rig Mylos and the Ocean Rig Skyros, which were added to the current fleet in the third and fourth quarter of 2013, amounting to $424.2 million in aggregate, the revenue from the Ocean Rig Athena, which was added to the current fleet in the first quarter of 2014, amounting to $144.3 million and the revenue of the Ocean Rig Apollo, which contributed $0.5 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in revenues earned by the Ocean Rig Corcovado, the Ocean Rig Poseidon and the Leiv Eiriksson which contributed an additional $110.4 million in revenues during the year ended December 31, 2014, as compared to the same period in 2013. This increase was partly offset by the decreased revenues earned by the Ocean Rig Olympia, the Ocean Rig Mykonos and the Eirik Raude, which contributed $42.5 million less in revenues for the year ended December 31, 2014, as compared to the same period in 2013. The maximum day-rates for the contracts on which our drilling units were employed during the year ended December 31, 2014, ranged between approximately $438,000 and $690,100 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $ 431,000 and $ 670,000 per day.

Voyage expenses

Drybulk Carrier segment

Voyage expenses increased by $5.1 million or 17.6%, to $34.0 million for the year ended December 31, 2014, as compared to $28.9 million for the year ended December 31, 2013. The increase in voyage expenses is mainly due to the increased average number of vessels by approximately two as well as an increase in address and brokerage commissions and bunkers expenses for the year ended December 31, 2014.

Tanker segment

Voyage expenses increased by $8.9 million, or 12.0%, to $83.2 million for the year ended December 31, 2014, as compared to $74.3 million for the year ended December 31, 2013. The increase relates to the respective increase in voyage revenues.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels operating expenses increased by $11.8 million, or 15.0%, to $90.4 million for the year ended December 31, 2014, as compared to $78.6 million for the year ended December 31, 2013. The increase is mainly due to increased drydocking expenses of $8.8 million recognized during the year ended December 31, 2014. The increase is also attributable to the increase in the average number of vessels by approximately two, the increase in various crew expenses, repairs and stores and the greek tax voluntary contribution recognized for the year ended December 31, 2014, as compared to the year ended December 31, 2013.

Tanker segment

Vessels operating expenses slightly decreased by $0.1 million, or 0.4%, to $26.1 million for the year ended December 31, 2014, as compared to $26.2 million for the year ended December 31, 2013. The decrease is mainly due to the increased initial expenses incurred during the year ended December 31, 2013, for the delivery of the vessels Alicante, Mareta, Bordeira.

Offshore Drilling segment

Drilling rigs and drillships operating expenses increased by $222.8 million, or 44.1%, to $727.8 million for the year ended December 31, 2014, compared to $505.0 million for the year ended December 31, 2013. The increase in operating expenses was mainly due to the addition of the Ocean Rig Athena to the current fleet, resulting to operating expenses amounting to $46.9 million. Additionally, the significant increase is also due to the Ocean Rig Skyros and the Ocean Rig Mylos which were added to the current fleet in the second and third quarter of 2013, amounting to $165.2 million. Furthermore, the Ocean Rig Olympia, the Ocean Rig Mykonos the Ocean Rig Corcovado and the Leiv Eiriksson resulted to increased operating expenses amounting to $27.9 million. The total increase was partly offset by the decrease in operating expenses of the Eirik Raude which amounted to $15.0 million in aggregate, whereas the operating expenses of the Ocean Rig Poseidon remained approximately the same for the years ended 2013 and 2014.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense increased by $3.1 million, or 3.2%, to $99.7 million for the year ended December 31, 2014, as compared to $96.6 million for the year ended December 31, 2013. The increase is mainly attributable to the increase in the number of vessels owned by approximately two or 4.0% vessels on average during the year ended December 31, 2014, as compared to the relevant period in 2013.

Tanker segment

Depreciation and amortization expense slightly increased by $0.3 million, or 1.2%, to $24.4 million for the year ended December 31, 2014, as compared to $24.1 million for the year ended December 31, 2013.

Offshore Drilling segment

Depreciation and amortization expense for the drilling units increased by $89.0 million, or 37.6%, to $325.7 million for the year ended December 31, 2014, as compared to $236.7 million for the year ended December 31, 2013. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of the Ocean Rig Athena which was added to the current fleet, amounting to $24.0 million as well as the increased depreciation of the Ocean Rig Mylos and Ocean Rig Skyros which were added to the fleet in the third and fourth quarter of 2013, amounting to $51.5 million. Furthermore, the Ocean Rig Mykonos, the Ocean Rig Corcovado and the Leiv Eiriksson resulted to increased depreciation expense amounting to $15.0 million in aggregate. This increase was partly offset by the decrease in depreciation expense of $1.5 million in aggregate of the Eirik Raude and the offices. The depreciation expense charged for the Ocean Rig Poseidon and Ocean Rig Olympia, remained approximately the same for the year ended December 31, 2014, as compared to the corresponding period in 2013.

Loss on contract cancellation

Drybulk Carrier segment

During the year ended December 31, 2014, we recorded a loss on contract cancellation of $1.3 million related to the cancellation of the construction of our four newbuildings. No such loss was recorded during the relevant period in 2013.

Tanker segment

The Tanker segment did not incur any loss on contract cancellation during the relevant periods.

 Offshore Drilling segment

The Offshore Drilling segment did not incur any loss on contract cancellation during the relevant periods.

Vessel impairment charge

Drybulk Carrier segment

During the year ended December 31, 2014, we recorded an impairment loss of $38.1 million as a result of the impairment analysis performed. During the year ended December 31, 2013, we recorded an aggregate impairment loss of $43.5 million related to the sale of four of our newbuildings (Hulls 1239, 1240, 1241 & 1242).

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Contract termination fees and other

Drybulk Carrier segment

 During the year ended December 31, 2013, contract termination fees and other were $33.3 million related to the sale of four of our newbuildings (Hulls 1239, 1240, 1241 & 1242). No such fees were recorded during the relevant period in 2014.

Tanker segment

During the year ended December 31, 2013, contract termination fees were $1.0 million related to the sale agreement of two of our newbuildings tankers. No such fees were recorded during the relevant period in 2014.

Offshore Drilling segment

The Offshore Drilling segment did not incur any contract termination fees during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses increased by $3.6 million, or 8.0%, to $48.4 million for the year ended December 31, 2014, compared to $44.8 million for the year ended December 31, 2013. This increase was mainly due to the increase in management fees due to the increase in the number of vessels owned by approximately two and the increase in consultancy fees.

Tanker segment

General and administrative expenses slightly increased by $0.5 million, or 3.8%, to $13.5 million for the year ended December 31, 2014, compared to $13.0 million for the year ended December 31, 2013.

Offshore Drilling segment

General and administrative expenses increased by $4.8 million, or 3.8%, to $131.7 million for the year ended December 31, 2014, as compared to $126.9 million for year ended December 31, 2013. This increase is mainly due to increased costs for the operation of the offices in Athens and increased consultancy fees.

Legal settlements and other, net

Drybulk Carrier segment

Legal settlements and other net slightly decreased by $0.1 million, or 7.1%, to a gain of $1.3 million for the year ended December 31, 2014, compared to a gain of $1.4 million for the year ended December 31, 2013.

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment

A gain of $0.7 million was realized for the year ended December 31, 2014, as compared to a loss of $6.0 million during the year ended December 31, 2013, resulting to an increase of $6.7 million or 111.7%. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.The amount of $0.7 million relates to write off of claims from Samsung, cancellation fees and credit notes received during the year ended 2014.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs decreased by $1.0 million, or 1.0%, to $101.7 million for the year ended December 31, 2014, as compared to $102.7 million for the year ended December 31, 2013. The decrease is mainly due to the decrease in the bond amortization for the year ended December 31, 2014 compared to the corresponding period in 2013.

Excludes intercompany interest expense of $1.2 million.

Tanker segment

Interest and finance costs slightly decreased by $0.6 million, or 5.4% to $10.5 million for the year ended December 31, 2014, as compared to $11.1 for the year ended December 31, 2013.

Offshore Drilling segment

Interest and finance costs increased by $80.4 million, or 36.8%, to $298.8 million for year ended December 31, 2014, compared to $218.4 million for the year ended December 31, 2013. The increase is mainly due to the non- cash write offs and breakage cost fees resulting from the full repayment of the $1.35 billion senior secured credit facility totaling $22.0 million and write offs and redemption costs associated with the full refinancing of the Company's $500.0 million 9.5% senior unsecured notes due 2016 totaling to $32.6 million as well as the higher level of debt and interest rate during the year ended December 31, 2014.

Interest income

Drybulk Carrier segment

Interest income decreased by $1.9 million, or 65.5%, to $1.0 million for the year ended December 31, 2014, as compared to $2.9 million for the year ended December 31, 2013. The decrease was mainly due to a decrease in bank interest rates in time deposits during the year ended December 31, 2014, as compared to the relevant period in 2013.

Tanker segment

The Tanker segment did not earn any significant interest income during the relevant periods.

 Offshore Drilling segment

Interest income increased by $1.5 million, or 15.6%, to $11.1 million for the year ended December 31, 2014, compared to $9.6 million for the year ended December 31, 2013. The increase was mainly due to higher interest rates on our deposits and the duration of our time deposits during 2014 as compared to 2013.

Excludes intercompany interest income of $1.2 million.

Gain/(Loss) on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps slightly decreased by $0.1 million, or 8.3%, to $1.1 million for the year ended December 31, 2014, as compared to $1.2 million for the year ended December 31, 2013, due to mark to market losses of outstanding swap positions.

Tanker segment

A loss on interest rate swaps of $1.7 million was realized for the year ended December 31, 2014, as compared to a gain of $1.0 million for the year ended December 31, 2014. The loss for the year ended December 31, 2014, was mainly due to the adverse movement of interest rates during 2014.

Offshore Drilling segment

For the year ended December 31, 2014, the drilling segment incurred losses on interest rate swaps of $12.7 million, as compared to gains of $8.6 million for the year ended December 31, 2013. The losses for the year ended December 31, 2014 was mainly due to payments of swap's interest.

Other, net

Drybulk carrier segment

Other, net amounted to a gain of $1.6 million for the year ended December 31, 2014, compared to a loss of $0.8 million for the year ended December 31, 2013. The increase is mainly due to foreign currency exchange rate differences and an amount recovered under protection and indemnity insurance policy.

Tanker segment

Other, net amounted to a gain of $1.2 million for the year ended December 31, 2014, as compared to a loss of $0.3 million for the year ended December 31, 2013. The increase is mainly due to foreign currency exchange rate differences.

Offshore Drilling segment

Other, net increased by $1.0 million, or 30.3% to a gain of $4.3 million for year ended December 31, 2014, compared to a gain of $3.3 million for the year ended December 31, 2013. The increase is mainly due to foreign currency exchange rate differences.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $33.2 million, or 74.4%, to $77.8 million for year ended December 31, 2014, compared to $44.6 million for the year ended December 31, 2013. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Net (income)/loss attribute to non-controlling interests

Net (income)/ loss attributed to non-controlling interests amounted to gain of $105.5 million for the year ended December 31, 2014, as compared to  gain of $ 25.1  million for the year ended December 31, 2013. This represents the amount of consolidated income or loss that is not attributable to DryShips Inc.

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

Tanker segment

Voyage revenues increased by $79.6 million, or 193.7%, to $120.7 million for year ended December 31, 2013, as compared to $ 41.1 million for year ended December 31, 2012. The increase is attributable to a larger fleet in the year ended 2013 comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and  Bordeira), as compared to a fleet comprised of seven vessels (Belmar, Saga, Vilamoura, Daytona, Calida, Petalidi and Lipari) in the year ended December 31, 2012. The significant increase in revenues in 2013 is also attributable to the fact that tankers are mainly operate under voyage charter compare to the relevant period in 2012 which were under pool agreements.

Offshore Drilling segment

Revenues from drilling contracts increased by $238.4 million, or 25.3%, to $1,180.3 million for the year ended December 31, 2013, as compared to $941.9 million for the year ended December 31, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Skyros amounting to $2.1 million; the revenue of the Ocean Rig Mylos which was added to the Company's current fleet, amounting to $41.5 million and the revenue of the Ocean Rig Athena which contributed $0.7 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations, which contributed, in aggregate, $521.5 million of revenues during the year ended December 31, 2013, as compared to $415.2 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $16.0 million less in revenues for the year ended December 31, 2013, as compared to the same period in 2012. The Eirik Raude and the Leiv Eiriksson, contributed an additional $103.8 million in revenues during the year ended December 31, 2013, as compared to the same period in 2012.  The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2012, ranged between approximately $ 440,000 and $ 670,000 per day.

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

Contract termination fees and other

Drybulk Carrier segment

 During the year ended December 31, 2013, contract termination fees and other were $32.3 million related to the sale of four of our newbuildings (Hulls 1239, 1240, 1241 & 1242). No such fees were recorded during the relevant period in 2012.

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

Recent Accounting Pronouncements

Revenue from Contracts with Customers
The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates. The guidance in Accounting Standard Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.
Going Concern
In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

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

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. As of March 2, 2015, we believe that cash on hand and internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and scheduled debt service requirements but not capital expenditures) for the next 12 months. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

As of December 31, 2014, we had cash and cash equivalents of $566.2 million. Our cash and cash equivalents decreased by $28.9 million, or 4.9%, to $566.2 million as of December 31, 2014, compared to $595.1 million as of December 31, 2013, primarily due to payments for vessels, drilling rigs and drillships improvements and advances for drillships under construction.

As of December 31, 2014, we had total indebtedness of $5.6 billion.  Our total indebtedness decreased by $0.1 billion, or 1.8%, to $5.6 billion as of December 31, 2014, from $5.7 billion as of December 31, 2013, mainly due to loan repayments made during 2014 which were partly offset by the $1.3 billion term loan entered by Ocean Rig UDW in July 2014 and the $167 and $200 million credit facilities entered by Dryships Inc in October and November 2014, respectively.

As of December 31, 2014, we were not in compliance with certain financial and loan-to-value covenants contained in the loan agreements relating to our shipping segments, while we were in full compliance with the financial covenants contained in the debt agreements relating to our offshore drilling segment. See "—Breach of Covenants under Secured Credit Facilities."

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $394.5 million as of December 31, 2014, compared to a working capital deficit of $987.5 million as of December 31, 2013. The deficit decrease is mainly due to the increase in trade accounts receivable and the decrease in the current portion of long term debt. If we were not in breach of certain of our loan covenants contained in our loan agreements relating to our shipping segments, and the Company had not classified the relevant bank loans under which a total of $1,163.3 million was outstanding as of December 31, 2014, as current liabilities, our working capital would be a surplus of $314.4 million.

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

As of December 31, 2014, we had entered into contracts for the construction of three seventh generation, ultra-deepwater drillships, scheduled for delivery in June 2016, February 2017 and June 2017, respectively. In August 2014, we agreed with the shipyard to cancel the construction of the four newbuilding Ice class Panamax vessels. In September 2014, we received in connection with the cancellation of these newbuilding contracts all installments previously paid to the shipyard plus interest.

As of December 31, 2014, the remaining purchase commitments relating to these drilling units amounted to $1.5 billion in the aggregate. We do not expect that internally generated cash flow will be sufficient to fund these commitments, which amounted to $179.2 million, $498.2 million and $864.4 million for 2015, 2016 and 2017, respectively, as of December 31, 2014. See "—Tabular Disclosure of Contractual Obligations."

As of December 31, 2014, we had made pre-delivery payments of $280.2 million in the aggregate for our three seventh generation drillships under construction. The total estimated remaining construction payments for these drillships amounted to approximately $1.8 billion in the aggregate, excluding financing costs, as of December 31, 2014. We intend to finance the three remaining seventh generation drillships scheduled for delivery June 2016, February 2017 and June 2017 with new debt or equity financing.

As of December 31, 2014, we had no available borrowing capacity under our credit facilities.

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

As of December 31, 2014, we were in compliance with the financial covenants contained our debt agreements relating to our offshore drilling segment, but we were in breach of certain financial covenants, contained in certain of our loan agreements relating to our shipping segments, under which a total of $259.5 million was outstanding as of December 31, 2014.  Even though as of the date of this annual report, none of the lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2014, these breaches constitute potential events of default (also known as technical defaults) and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance as of December 31, 2014 and due to the cross-acceleration and cross-default provisions contained in our credit facilities relating to our drybulk and tanker fleet, all of our outstanding indebtedness relating to our drybulk and tanker fleet, amounting to approximately $1,163.3 million as of December 31, 2014, has been classified as current.  As a result, we reported a working capital deficit of $394.5 million at December 31, 2014. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern.  See Note 3 to our consolidated financial statements included in this annual report.

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

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our drybulk and tanker fleet, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our drybulk and tanker fleet, under which a total of $1,163.3 million was outstanding as of December 31, 2014. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

We expect that our lenders will not demand payment of the loans relating to our drybulk and tanker fleet under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and firm financing agreements which are currently in place.  We do not expect that cash on hand and cash generated from operations will be sufficient to repay our loans relating to our drybulk and tanker fleet with cross-default provisions which amounted to approximately $1,163.3 million in the aggregate as of December 31, 2014, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Notes

Convertible Senior Notes

In November 2009, we issued $460.0 million aggregate principal amount of 5% convertible unsecured senior notes, referred to as the Convertible Senior Notes, which were due December 1, 2014, resulting in aggregate net proceeds of approximately $447.8 million after deducting underwriting commissions.

The holders could convert their Convertible Senior Notes at any time on or after June 1, 2014 prior to maturity. However, holders could also convert their Convertible Senior Notes prior to June 1, 2014 under the following circumstances: (1) if the closing price of our common shares reaches and remained at or above 130% of the conversion price of $7.19 per share of common share or 139.0821 common shares per $1,000 aggregate principal amount of Convertible Senior Notes, in effect on that last trading day for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the ten consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Convertible Senior Notes for each day of that period was less than 98% of the closing price of our common shares multiplied by then applicable conversion rate; or (3) if specified distributions to holders of our common shares are made or specified corporate transactions occur. The Convertible Senior Notes were unsecured and paid interest semi-annually at a rate of 5% per annum commencing June 1, 2010.

As the Convertible Senior Notes contained a cash settlement option upon conversion at the option of the issuer, the Company applied the guidance for "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)", and therefore, on the day of the Convertible Senior Notes issuance, bifurcated the $460.0 million principal amount of the Convertible Senior Notes into liability and the equity components of $341.2 million and $118.8 million respectively, by first determining the carrying amount of the liability component of the Convertible Senior Notes by measuring the fair value of a similar liability that did not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance required the Company to accrete the discount of $118.8 million to the principal amount of the Convertible Senior Notes over the term of the Convertible Senior Notes.

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

As of December 31, 2014, the share borrower has returned a total of 36,100,000 of our common shares that it borrowed pursuant to the share lending agreements discussed above.

The fair value of the outstanding loaned shares as of December 31, 2013 and 2014, was $71.0 million and $0 million, respectively. On the day of the Convertible Senior Notes issuance, the fair value of the share lending agreement was determined to be $14.5 million for the Convertible Senior Notes, based on a 5.5% interest rate of the Convertible Senior Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2013 and 2014, was $3.0 million and $2.8 million, respectively, resulting in an unamortized amount of $2.7 million and $0 million at December 31, 2013 and 2014, respectively.

The total interest expense related to the Convertible Senior Notes in our consolidated statement of operations for the years ended December 31, 2013 and 2014, was $78.8 million and $76.7 million, respectively, of which $43.8 million and $45.3 million was non-cash amortization of the discount on the liability component, respectively, and $35.0 million and $31.4 million was the contractual interest to be paid semi-annually at a coupon rate of 5% per year, respectively. At December 31, 2013 and 2014, the net carrying amounts of the liability component and unamortized discount were $654.7 million and $0 million, respectively, and $45.3 million and $0 million, respectively.

The Company's interest expense associated with the $460.0 million aggregate principal amount and $240.0 million aggregate principal amount of Convertible Senior Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

During November 2014, the Company has repurchased on the open market and cancelled $191.1 million principal amount of its 5% convertible notes. On November 24, 2014 the Company repaid the remaining amount of its 5% convertible notes, amounted to $508.9 million.

Senior Unsecured Notes of Ocean Rig UDW

Ocean Rig's 7.25% senior unsecured notes due 2019

On March 26, 2014, Ocean Rig issued $500.0 million aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493.6 million. The 7.25% Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. Ocean Rig used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462.3 million of its 9.5% Senior Unsecured Notes, of which $500 million  in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37.7 million, was redeemed at a redemption price of 104.5% on May 13, 2014.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

Ocean Rig's 9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig UDW, our majority owned subsidiary, issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016, referred to as the Senior Unsecured Notes, offered in a private placement, resulting in net proceeds of approximately $487.5 million. The Senior Unsecured Notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Senior Unsecured Notes were not guaranteed by any of Ocean Rig UDW's subsidiaries. Ocean Rig UDW could redeem some or all of the Senior Unsecured Notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which  would occur if 50% or more of Ocean Rig UDW's shares were acquired by any person or group other than DryShips or its affiliates, the noteholders would have an option to require Ocean Rig UDW to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The total interest expense and debt amortization cost related to the Senior Unsecured Notes in our consolidated statement of operations for the years ended December 31, 2013 and 2014, was $49.8 and $0 million, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

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

The 9.5% Senior Unsecured Notes were repurchased or redeemed in connection with the 7.25% Senior Unsecured Notes offering discussed above.

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

At any time on or after October 1, 2015, the Issuer may redeem some or all of the Senior Secured Notes at specified redemption prices, plus accrued and unpaid interest on the Senior Secured Notes redeemed.  Prior to October 1, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate original principal amount of the Senior Secured Notes with the net proceeds of one or more equity offering at a price equal to 106.5% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption.  In addition, prior to October 1, 2015, the Issuer may redeem all or a portion of the Senior Secured Notes at a redemption price equal to 100% of the outstanding principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption, plus a "make whole" premium.  Also prior to October 1, 2015, the Issuer may, not more than once in any twelve-month period, redeem up to 10% of the original principal amount of the Senior Secured Notes at a redemption price equal to 103% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

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

In August 2012, we entered into a fourth supplemental agreement to this facility to amend the minimum security cover covenant to decrease the loan-to-value ratio required under under the facility until December 31, 2016 and made a prepayment of $9.1 million. On July 11, 2014, we entered into a supplemental agreement, to among other things, release the vessel Woolloomoloo from the collateral package under this loan.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $42.6 million and $53.2 million under this term loan facility, respectively.

$103.2 million secured term loan facility, dated June 20, 2008, as amended

We entered into this facility to partially finance the acquisition costs of the drybulk vessels Sorrento and Iguana. This loan bears interest at LIBOR plus a margin. The portion of the loan facility relating to the drybulk vessel Sorrento is repayable in 32 quarterly installments, plus a balloon payment payable together with the last installment in July 2016. The portion of the loan facility relating to the drybulk vessel Iguana was repaid following the sale of the vessel during 2010. On April 14, 2014, we obtained a waiver letter to amend certain financial covenants. The waiver is subject to definitive documentation.
On November 12, 2014, we signed a supplemental agreement under the secured loan facility dated June 20, 2008 for relaxation of certain financial covenants
As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $21.3 million and $24.3 million under this loan facility, respectively.

$125.0 million secured term loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment payable together with the last installment in June 2016.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $15.7 million and $21.6 million under this loan facility, respectively.

$90.0 million secured term loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessel Mystic.

The loan bears interest at LIBOR plus a margin, and is repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $30.0 million and $36.0 million under this loan facility, respectively.

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

On December 23, 2014, we entered into an agreement to, among other things, waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity. We have agreed to provide a pledge over 2,356,705 Ocean Rig shares owned by us until December 31, 2014.
The remaining loan bears interest at LIBOR plus a margin and is repayable in two quarterly installments plus a balloon payment, payable together with the last installment in March 2015.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $28.9 million and $30.2 million under this loan facility, respectively.

$47.0 million secured term loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $14.0 million and $16.0 million under this loan facility, respectively.

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

On December 23, 2014, we entered into an agreement to, among other things, waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity. We have agreed to provide a pledge over 6,418,350 Ocean Rig shares owned by us until December 31, 2014.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $53.0 million and $57.0  million under this loan facility.

$35.0 million secured term loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Byron (ex Clipper Gemini). The loan bears interest at LIBOR plus a margin, and is repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. On July 7, 2014, we entered into an agreement and agreed to make a cash prepayment of $2.7 million to avoid a loan-to-value covenant breach.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $12.8 million and $17.0 million, under this loan facility, respectively.

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

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $145.1 million and $145.1 million under this loan facility, respectively.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $29.3 million and $29.3 million under this loan facility, respectively.

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

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $52.5 million and $57.2 million under this loan facility, respectively.

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

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $24.8 million and $26.9 million under this loan facility, respectively.

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

On July 17, 2014, we signed a supplemental agreement for a waiver of a certain financial covenant until December 31, 2014.
As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $112.4 million and $123.2 million under this loan facility, respectively. As of December 31, 2012, we had drawn the full amount under this facility.

$122.6 million secured credit facility, dated February 14, 2012

We entered into this facility to partially finance the construction costs relating to the vessel Fakarava, our newbuilding VLOC delivered to us in September, 2012, and the vessels Negonego and Rangiroa delivered to us in 2013 and 2013, respectively. The facility bears interest at LIBOR plus a margin and is repayable in 48 installments. The facility is secured with guarantees from Cardiff and us. We have drawn down an amount of $38.0 million related to the vessel Fakarava and an aggregate of $81.7 million related for the vessels Negonego and Rangiroa. On May 29, 2014, we entered into a supplemental agreement to amend certain definitions.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $109.8 million and $115.6 million, under this loan facility, respectively.

$87.7 million secured term loan facility, dated March 19, 2012

In March 2012, we entered into an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax drybulk vessel under construction, Raraka, delivered in March, 2012, and two Capesize drybulk vessels under construction, scheduled for delivery in the second quarter of 2013, which were sold in March 2013, prior to delivery and the relevant available portion of the loan was terminated. The facility bears interest at LIBOR plus a margin and is repayable in 32 quarterly installments plus a balloon payment payable together with the last installment. On March 28, 2014, we entered into a supplemental agreement to amend certain financial covenants.

As of December 31, 2014 and 2013, we had outstanding borrowings amounting to $15.8 million and $17.0 million, under this loan facility, respectively.

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

On July 31, 2014, we signed a supplemental agreement, for the relaxation of a certain financial covenant until December 31, 2014.

As of December 31, 2014 and 2013, we had outstanding borrowings in the amount of $88.2 million and $96.7 million, under this loan facility, respectively.

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

$12.5 million Sellers Credit dated March 15, 2013

On March 15, 2013, we reached an agreement with a far eastern shipyard for a $12.5 million sellers credit to the Company. This credit was repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at LIBOR plus 300 basis points per annum. We agreed to provide a pledge of 1,602,500 shares in Ocean Rig UDW that we own, which pledge would be automatically released upon repayment of credit.

On January 8, 2015, this credit was repaid in full, we were released from our obligations and 1,602,500 shares of Ocean Rig UDW Inc. pledged by us to the shipyard were released and returned to us.

$170.0 million Senior Credit Facility dated October 29, 2014

On October 29, 2014, we entered into a senior secured credit facility with Nordea Bank for up to $170.0 million to refinance the existing indebtedness under the Company's $325.0 million Senior Credit Facility, which had a balance of $50.0 million as of October 31, 2014. This facility has a five-year term, bears interest at LIBOR plus a margin, is repayable in quarterly installments and is secured by the six vessels that secured the $325.0 million Senior Credit Facility, as well as three other vessels.

As of December 31, 2014, we had outstanding borrowings amounting to $167.1 million, under this loan facility.

$200.0 million Secured Bridge Credit Facility dated November 14, 2014

On November 14, 2014, we entered into a facility agreement with ABN AMRO, for a secured bridge credit facility in an amount of $200.0 million. The loan is repayable through a single repayment installment. In connection with the ABN AMRO facility, on November 18, 2014, as required by that facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares registered, 45,129,069 Ocean Rig shares were initially pledged by us to ABN AMRO under the terms of the ABN AMRO facility which requires collateral coverage based on the prevailing 30 day Volume Weighted Average Price ("VWAP") at draw down. On January 9, 2015, we provided additional security in relation to ABN AMRO facility in the form of 8,000,000 Ocean Rig shares owned by us. On January 20 and February 2, 2015, we made two prepayments of $10.0 million and $5.0 million plus accrued interest, respectively under this loan agreement.

As of December 31, 2014, we had outstanding borrowings amounting to $200.0 million, under this loan facility.

Credit Facilities relating to Our Offshore Drilling Segment

$1.9 billion syndicated term loan facility, dated July 12, 2013

On July 12, 2013,  Ocean Rig, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities, amounting to $1,519.2 million in aggregate .The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, Ocean Rig through its wholly-owned subsidiaries DFHI and Drillships Projects Inc entered into an incremental amendment to the $1.8 billion senior term loan for additional tranche B-1 term loans in a principal amount of $100.0 million.

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

As of December 31, 2014 and 2013, we had outstanding borrowings amounting to $1,876.3 million and $1,895.3 million under this facility, respectively.

$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, Ocean Rig's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of the deferred finance fees associated with the loan repaid, amounting to approximately $19.8 million, was written off in the consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75.0 million associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, Ocean Rig Mylos, Skyros and Athena, bears interest at a fixed rate and matures on July 25, 2021.

As of December 31, 2014, we had outstanding borrowings amounting to $1,296.8 million under this facility.

Repaid Credit Facilities

$1.35 billion syndicated term loan facility, dated February 28, 2013

On February 28, 2013, Drillships Ocean Ventures Inc., and a wholly-owned subsidiary of our majority-owned subsidiary Ocean Rig UDW, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros, which were delivered in the course of 2013 and the Ocean Rig Athena which was delivered in March 2014.  The facilities agreement were comprised of three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bore interest at LIBOR plus a margin and were repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities matured five years after the first drawdown date while the Eksportkreditt GIEK Facilities and Kexim Facilites matured five or eleven years after the first drawdown date at the lenders option.

The $1.35 billion secured term loan facility was secured by, among other things, a first priority mortgage over the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, a first priority pledge of the borrower's and/or the guarantors' (as the case may be) earnings accounts, a first priority assignment of all earnings and insurances of the relevant vessels, a pledge of the shares of capital stock of certain of Ocean Rig UDW's subsidiaries and guarantees from Ocean Rig UDW and certain of its subsidiaries.

Under the $1.35 secured term loan facility, Ocean Rig UDW, the borrower and certain of Ocean Rig UDW's other subsidiaries, as guarantors, were subject to certain financial covenants requiring among other things, the maintenance of (i) a minimum amount of cash and cash equivalents; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, the aggregate market value of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, if delivered at the relevant time, must be greater than 140% of the total borrowings outstanding under the facility

The $1.35 billion secured term loan facility also contained other customary restrictive covenants, including restrictions on Ocean Rig UDW's ability to enter into affiliate transactions, create liens on its assets, merge or consolidate without the prior consent of the lenders, sell, lease, transfer or otherwise dispose of the collateral securing the facility other than for market value on an arm's length basis and in compliance with the terms of the facility, incur additional indebtedness or make investments.

In addition, Ocean Rig UDW could only pay dividends or make other distributions in respect of its capital stock under the $1.35 billion secured term loan facility in an amount of up to 50% of net income of each previous financial year, provided in each case that Ocean Rig UDW maintains minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment

The $1.35 billion secured term loan facility also contained customary events of default, including non-payment of principal or interest, breach of covenants or material representations and bankruptcy and imposed insurance requirements and restrictions on the employment of the mortgaged drillships. In addition, the facility contained a cross-default provision that was triggered, among other things, when any of our other financial indebtedness in an amount equal to or in excess of $25.0 million was not paid when due or was declared to be or otherwise become due and payable prior to its specified maturity as a result of an event of default, pursuant to which our lenders could accelerate our indebtedness under the $1.35 billion secured term loan facility.

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

On July 25, 2014, this facility was repaid in full and replaced by the $1.3 billion Senior Secured Term Loan B Facility (see above).

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

On October 29, 2014, this facility was repaid in full by the $170.0 milllion Senior Credit Facility (see above).

Two $562.5 million senior secured credit facilities, amended to $495.0 million each, or the Deutsche Bank credit facilities

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., majority-owned subsidiaries and the owners of our drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance the construction costs of the Ocean Rig Poseidon and the Ocean Rig Mykonos.  We refer to these facilities as the Deutsche Bank credit facilities.

On April 27, 2011, we entered into an agreement with the lenders under the Deutsche Bank credit facilities to amend these credit facilities. As a result of this restructuring, among other things, the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each credit facility. These credit facilities were subsequently amended and were repaid in full with a portion of the net proceeds of the $1.9 billion Term Loans in July 2013.

$800.0 million secured term loan facility, dated April 15, 2011

On April 15, 2011, our majority-owned subsidiary, Drillships Holdings Inc., entered into a $800.0 million senior secured term loan agreement with Nordea Bank as agent and a syndicate of lenders to fund a portion of the construction of the drillships Ocean Rig Corcovado and the Ocean Rig Olympia. The $800.0 million senior secured term loan agreement consisted of four term loans, which were all fully drawn during April 2011. On May 9, 2012, Ocean Rig UDW and Drillships Holdings Inc. signed an amendment under the $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips Inc. This facility was repaid in full with a portion of the net proceeds of the $1.9 billion Term Loans in July 2013.

Cash Flows

Year ended December 31, 2014 compared to year ended December 31, 2013

Our cash and cash equivalents decreased to $566.2 million as of December 31, 2014, compared to $595.1 million as of December 31, 2013, primarily due to payments for vessels, drilling rigs and drillships improvements and advances for drillships under construction. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $394.5 million as of December 31, 2014, compared to working capital deficit of $987.5 million as of December 31, 2013.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $229.1 million, or 93.1%, to $475.1 million for the year ended December 31, 2014, compared to $246.0 million for the year ended December 31, 2013. This increase is primarily attributable to the increased revenue from the drilling segment.

Net Cash Used In Investing Activities

Net cash used in investing activities was $754.7 million for the year ended December 31, 2014. The Company made payments of $296.3 million for advances for vessels and drilling units under construction and $510.3 million for vessels and drillships acquisitions and improvements. These cash outflows were offset by the decrease of $51.5 million in the amount of cash deposits required by our lenders and a decrease of 0.4 million for short term investments.

Net cash used in investing activities was $1.2 billion for the year ended December 31, 2013. The Company made payments of  $235.3 million for advances for vessels and drilling units under construction, $1.2 billion for vessels and drillships acquisitions and improvements and $0.4 million for short term investments. These cash outflows were offset by the decrease of $234.3 million in the amount of cash deposits required by our lenders.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $250.7 million for the year ended December 31, 2014, consisting mainly of the borrowings of $2.6 billion under our long term credit facilities and the net proceeds of $421.9 million in connection with the sale of our common shares, which were offset by $48.9 million in payments for financing costs, payments for dividends of $30.6 million and repayments of debt totaling $2.0 billion under our long-term credit facilities and convertible notes amounting $700 million.

Net cash provided by financing activities was $1.2 billion for the year ended December 31, 2013, consisting mainly of the borrowings of $3.0 billion under our long term credit facilities, the net proceeds of $123.0 million in connection with the sale of common shares of Ocean Rig owned by us, the net proceeds of $23.4 million in connection with the sale of our common shares and the refund of financing costs of $5.9 million, which were offset by $89.9 million in payments for financing costs and repayments of debt totaling $1.8 billion under our long-term credit facilities.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.2 billion for the year ended December 31, 2013. The Company made payments of  $235.3 million for advances for vessels and drilling units under construction, $1.2 billion for vessels and drillships acquisitions and improvements and 0.4 million for short term investments. These cash outflows were offset by the decrease of $234.3 million in the amount of cash deposits required by our lenders.

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

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $1.2 billion for the year ended December 31, 2013, consisting mainly of the borrowings of $3.0 billion under our long term credit facilities, the net proceeds of $123.0 million in connection with the sale of common shares of Ocean Rig owned by us, the net proceeds of $23.4 million in connection with the sale of our common shares and the refund of financing costs of $5.9 million, which were offset by $89.9 million in payments for financing costs and repayments of debt totaling $1.8 billion under our long-term credit facilities.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	$5,636,323	$1,195,323	$864,000	$564,000	$3,013,000
Interest and borrowing fees (2)	1,459,941	245,902	532,403	404,837	276,799
Shipbuilding contracts – Drillships (3)	1,928,900	566,300	1,362,600	-	-
Total	$9,025,164	$2,007,525	$2,759,003	$968,837	$3,289,799

(1)	As further discussed in Note 11 to our consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2014, was $5.6 billion (gross of unamortized deferred financing fees of $118.7 million), which was used to partially finance the expansion of our fleet and for the construction of our drilling rigs. The loans bear interest at LIBOR plus a margin, except for an amount of $4.5 billion from the Loan facilities which are based on a fixed rate. The amounts in the table under "Long Term Debt" do not include any projected interest payments.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2014. Note that the amount of debt related to our shipping segments has been classified as "Less than 1 year" in the contractual obligations table to be consistent with the classification of the debt as current liability within our consolidated financial statements. The debt is classified as a current liability as the debt may be called for payment by the lenders at any time.

Loan repayments as per original terms of loan agreements	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	$5,636,323	$475,717	$1,227,450	$835,856	$3,097,300
Interest and borrowing fees (2)	1,574,719	280,236	575,930	430,110	288,443
Total	$7,211,042	$755,953	$1,803,380	$1,265,966	$3,385,743

(2)
A porion of our long-term debt outstanding as of December 31, 2014 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average fixed interest rate ranging from 2.60% to 7.25%.

(3)	The figure includes contracted purchase obligations only.

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

Name	Age	Position
George Economou	62	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	60	Class A Director
Vassilis Karamitsanis	39	Class A Director
George Xiradakis	50	Class B Director
Chryssoula Kandylidis	61	Class C Director
George Demathas	62	Class C Director
Anthony Kandylidis	37	Exeuctive Vice President
Ziad Nakhleh	43	Chief Financial Officer
Niki Fotiou	45	Senior Vice President Head of Accounting and Reporting
Anastasia Pavli	33	Secretary

The business address of each person listed above is the address of our principal executive offices, which are located at 109 Kifisias Avenue and Sina Street, GR 15124, Amaroussion, Greece.

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

Harry Kerames was appointed to our board of directors on July 29, 2009. Harry Kerames has over 22 years of experience in the transportation industry. Mr. Kerames is the President and founder of Blue Star LLC, a marine consultant and advisor firm. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm's shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and OceanFreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr Kerames is the chairman of our Audit Committee.

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

Anthony Kandylidis has served as our Executive Vice President since January 2015.  Mr. Kandylidis serves as Executive Vice President of Ocean Rig since June 2012. Mr. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation, he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, Mr. Kandylidis returned to Greece where he provided consultancy services to companies affiliated with Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011 OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters degree of Science in Ocean Systems Management. Mr. Kandylidis is the son of Chryssoula Kandylidis, a director of DryShips.

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

Anastasia Pavli was appointed as our corporate secretary with effect from January 1, 2012. Ms Pavli is an attorney-at-law. Ms. Pavli graduated from the Athens Law Faculty with an L.L.B in 2006 and completed part of her undergraduate studies at the University of Heidelberg, Germany. Ms. Pavli received an L.L.M. from University College, London, United Kingdom in 2007 and has been a member of the Piraeus Bar Association since 2008. Ms. Pavli is also the legal counsel of a company affiliated with Mr. George Economou.

B.           Compensation of Directors and Senior Management

We paid an aggregate amount of $5.4 million, $4.3 million and $5.2 million, as cash compensation to our officers and executive directors for the fiscal years ended December 31, 2014, 2013 and 2012 respectively. Non-executive directors received annual cash compensation in the aggregate amount of $0.4 million, plus reimbursement of out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Consultancy Agreements

Agreement for the Services of our Chief Executive Officer

On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provides the services of our Chief Executive Officer. The term of the agreement has been amended for a period of five years commencing on February 3, 2013 and  unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we are obligated to pay (i) annual remuneration to Fabiana in the amount of Euro 2.7 million (or $3.6 million, based on the Euro/U.S. dollar exchange rate as of December 31, 2012); and (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee of our board of directors. In addition, under the terms of the agreement, Fabiana also received in 2013 1,000,000 common shares that were awarded under our 2008 Equity Incentive Plan, as discussed below under "—Equity Incentive Plan."

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) by the company without cause; or (iv) by either party for any material breach of their respective obligations under the agreement.

On January 12, 2011, the compensation committee of our board of directors approved a bonus award to Fabiana of $4 million in cash and 9,000,000 common shares for Fabiana's contribution of the services of our Chief Executive Officer during 2010. The shares vest over a period of eight years with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011 through 2018, respectively.

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

Fabiana did not receive any bonus payments in 2012 or 2013.

On August 19, 2014, the Compensation Committee approved a bonus in the form of 1,200,000 shares of the Company's common stock be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock and a cash bonus of $1.0 million be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 vesting on December 31, 2017.

Agreement for the Services of our Executive Vice President

Effective from January 1, 2015, we entered into a consultancy agreement with Basset for the consultancy services of Mr. Anthony Kandylidis as Executive Vice-President of the Company. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.45 million ($0.55 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014) and includes a sign on bonus of $2.0 million.

 Agreement for the Services of our Chief Financial Officer

On October 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our Chief Financial Officer, Mr. Ziad Nakhleh, as amended on February 4, 2011 and April 10, 2012 and as further amended on February 16, 2015, for the provision of the services of our Chief Financial Officer. The term of the agreement has been extended for a period of two years commencing on January 1, 2014. Under the terms of the agreement, we are obligated to pay (i) an annual base salary and (ii) additional bonus compensation as determined by the compensation committee of our board of directors.

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

Agreement for the Services of our Senior Vice President, Head of Accounting and Reporting

On March 5, 2010, we entered into a consultancy agreement as amended, with an entity beneficially owned by our Senior Vice President, Head of Accounting and Reporting, Ms. Niki Fotiou, for the provision of the services of our Senior Vice President, Head of Accounting and Reporting. We have extended the term of this agreement, which will be deemed to expire as of December 31, 2015. Under the terms of the agreement, we are obligated to pay (i) an annual base salary; (ii) a cash bonus; (iii) equity compensation; (iv) additional bonus compensation as determined by our Chief Financial Officer; and (v) a signing bonus.

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

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01,  and a cash bonus of $1.0 million be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 vesting on December 31, 2017.

As of March 2, 2015, we had 2,931,034 common shares remaining for issuance under the Plan.

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

C.           Board Practices

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. George Economou, Harry Kerames and Vassilis Karamitsanis, expires at the annual general meeting of shareholders in 2017. The term of our Class B director, Mr. George Xiridakis, expires at the annual general meeting of shareholders in 2015. The term of our Class C directors, Ms. Chryssoula Kandylidis and Mr. George Demathas, expires at the annual general meeting of shareholders in 2016.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors has determined four of our directors to be independent under the rules of the NASDAQ Stock Market LLC: Messrs. Harry Kerames, Vassilis Karamitsanis, George Xiradakis and George Demathas. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

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

Our board of directors has established a compensation committee comprised of two independent directors, Messrs. Harry Kerames and Vassilis Karamitsanis. Mr. Vassilis Karamitsanis has been appointed to serve as Chairman of the compensation committee. The compensation committee is responsible for determining the compensation of our executive officers.

Our board of directors has also established a nominating committee consisting of two independent directors, Messrs. George Demathas and George Xiradakis. Mr. George Demathas has been appointed to serve as Chairman of the nominating committee. The nominating committee is responsible for identifying, evaluating and recommending to the board of directors individuals for membership on the board of directors, as well as considering nominees proposed by shareholders in accordance with our Amended and Restated Bylaws.

D.           Employees

Drybulk and Tanker Segment

As of December 31, 2014, 2013 and 2012, DryShips Inc. employed 19, 17 and 19 persons at its offices in Athens, Greece, respectively. As of December 31, 2014, 2013 and 2012, TMS Bulkers and TMS Tankers employed approximately 281, 246 and 176 people in the aggregate, respectively.  TMS Bulkers and TMS Tankers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our drybulk and tanker vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. We did not experience any material work stoppages with respect to our drybulk and tanker segments due to labor disagreements during 2014, 2013 or 2012.

Offshore Drilling Segment

As of December 31, 2014, 2013 and 2012, our majority-owned subsidiary, Ocean Rig UDW Inc., employed 339, 145 and 10 persons, respectively. As of December 31, 2014, 2013 and 2012, the total number of employees employed by wholly-owned management subsidiaries of Ocean Rig UDW was approximately 2,320, 1,742 and 1,374, respectively, of which approximately 493, 265 and 244 were full-time crew engaged through third party crewing agencies, respectively. Of the total number of employees as of December 31, 2014, 2013 and 2012, approximately 185, 161 and 144 were assigned to the Eirik Raude, approximately 206, 218 and 154 were assigned to the Leiv Eiriksson, approximately 186, 191 and 186 were assigned to the Ocean Rig Corcovado, and approximately 198, 212 and 205 were assigned to the Ocean Rig Olympia, respectively. In addition, of the total number of employees as of December 31, 2014, 2013 and 2012, approximately 221, 200 and 202 were assigned to the Ocean Rig Poseidon and approximately 180, 185 and 182 were assigned to the Ocean Rig Mykonos, respectively. Furthermore, of the total number of employees as of December 31, 2014, approximately 194 were assigned to the Ocean Rig Mylos, approximately 178 were assigned to the Ocean Rig Skyros, approximately 206 were assigned to the Ocean Rig Athena and approximately 100 were assigned to the Ocean Rig Apollo, respectively. As of December 31, 2014, 2013 and 2012, the newbuild drillship project team, located in South Korea and Norway, employed 45, 47 and 44 employees, respectively, while the management and staff positions at the Stavanger office consisted of 15, 47 and 139 employees, respectively. As of December 31, 2014,  there were also 121 employees based at our Aberdeen, Rio de Janeiro, Angola and Jersey offices, 199 employees based at our Athens offices and 3 employees based in other locations. As of December 31, 2013, there were also 90 employees based at our Aberdeen, Rio de Janeiro, Angola and Jersey offices and 19 employees based in other locations.  As of December 31, 2012, there were also 67 employees based at our Aberdeen, Rio de Janeiro and Jersey offices and five employees based in other locations.

We did not experience any material work stoppages with respect to our offshore drilling segment due to labor disagreements during 2014, 2013 or 2012.

E.           Share Ownership

For the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions."

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of February 18, 2015, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our executive officers, directors and key employees; and

•	all our executive officers, directors and key employees as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 2, 2015, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
George Economou (3)	118,067,177	17.6%
Blue Mountain Capital Management, LLC(4)	71,428,000	10.7%
Anthony Kandylidis	—	*
Harry Kerames	—	*
Evangelos Mytilinaios	—	*
George Xiradakis	—	*
George Demathas	—	*
Niki Fotiou	—	*
Executive Officers, Key Employees and Directors as a Group	118,813,577	17.7%

_____________________
*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o DryShips, 109 Kifisias Avenue and Sina Street, Amaroussion GR 151 24 Greece.
(2)	Based on 669,964,321 common shares outstanding as of March 2, 2015.
(3)
Mr. Economou may be deemed to beneficially own 10,994,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 18,800,000 of these shares through Fabiana, a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 58,105,667 of these shares, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one of our common shares. Mr. Economou may be deemed to beneficially own 29,962,088 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.

(4)	This information is derived from Schedule 13G/A filed with the SEC on November 3, 2014.

As of February 18, 2015, we had 49 shareholders of record, 37 of which were located in the United States and held an aggregate of 597,323,546 of our common shares, representing 84.3% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 597,291,458 of our common shares as of February 18, 2015. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Mr. Economou, and, under the guidance of our board of directors, manages our business, including our administrative functions, and we monitor TMS Bulkers' performance under the management agreements.

Management Agreements with TMS Bulkers

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $1,823 based on the Euro/U.S. Dollar exchange rate at December 31, 2014) per vessel, per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel, we are obligated to pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us in lieu of the fixed management fee. For any additional attendance above the budgeted superintendent expenses, we are charged extra at a standard rate of Euro 500 (or $608 based on the Euro/U.S. Dollar exchange rate as of December 31, 2014) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 (or $1,878 based on the Euro/U.S. Dollar exchange rate as of December 31, 2014) per vessel, per day.

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

During the years ended December 31, 2014, 2013 and 2012, total charges from TMS Bulkers under the management agreements amounted to $33.5 million, $35.8 million and $33.9 million, respectively.

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

For the years ended December 31, 2014, 2013 and 2012, total charges from Cardiff under the Global Services Agreement amounted to $0 million, $0 and $7.2 million, respectively.

Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management, our majority-owned subsidiary and a wholly-owned subsidiary of Ocean Rig UDW, entered into a new services agreement, or the Ocean Rig Services Agreement, with Cardiff  Drilling , a company controlled by our Chairman, President and Chief Executive Officer, on the same terms and conditions as the Global Services Agreement, except that under the Ocean Rig Services Agreement, Ocean Rig Management is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips Inc. For the years ended December 31, 2014 and 2013 total charges from Cardiff under the Ocean Rig Services Agreement amounted to $21.3 million and $17.7 million, respectively.

Management Agreements – Tankers

Since January 1, 2011, TMS Tankers has provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  Each management agreement provides for a management fee of Euro 1,700 (or $2,066 based on the Euro/U.S. Dollar exchange rate as of December 31, 2014) per vessel, per day, payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 (or $2,128 based on the Euro/U.S. Dollar exchange rate as of December 31, 2014) per vessel, per day. In addition, TMS Tankers also received a construction supervisory fee of 10% of the budget for our tankers under construction, payable up front, in lieu of the fixed management fee while our tankers were under construction.

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

For the years ended December 31, 2014, 2013 and 2012, total charges from TMS Tankers under the management agreements amounted to $10.5 million, $ 11.7 million and $9.6 million, respectively.

Cardiff Tankers Inc.

   Under charter agreements for all of our tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire earned by those tankers.

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

Consultancy Agreements

Vivid Finance

Effective from September 1, 2010, we entered into a consultancy agreement, or the DryShips Consultancy Agreement, with Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The DryShips Consultancy Agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by us after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

For the years ended December 31, 2014, 2013 and 2012, total charges from Vivid Finance under the consultancy agreement amounted to $16.2  million, $18.1 million and $14.2 million, respectively.

Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of our majority-owned subsidiary Ocean Rig UDW, entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement, except that under the Ocean Rig Consultancy Agreement, Ocean Rig Management is obligated to pay directly the fee of 0.20% to Vivid Finance on the total transaction amount in consideration of the services provided, whereas under the DryShips Consultancy Agreement, this fee was paid by DryShips Inc.  In connection with Ocean Rig Management's entry into the Ocean Rig Consultancy Agreement, the DryShips Consultancy Agreement was amended, effective as of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig UDW and its subsidiaries.  In essence, post-amendment, the DryShips Consultancy Agreement is in effect for our tanker and drybulk shipping segments only.

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

We have obtained hull and machinery insurance for the assessed market value of our fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect us from all liabilities that could result from its operations in all situations. Risks against which we may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

Our loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado, a drillship owned by Ocean Rig, incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and, as a result, an additional amount of $20.2 million for the above covered event was recognized as revenue during the year ended December 31, 2014, and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of $39.1 was reimbursed during the year.

As part of the normal course of operations, our customers may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reache agreement with the customer on the amounts due.

On July 17, 2008, we entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63.4 million. On January 29, 2009, we reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to us immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, we proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million and to perform their obligations under the agreement. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, we will recover a certain percentage of the agreed-upon purchase price.

As this is contingent on the successful implementation of the plan of reorganization, we are unable to estimate the impact on our consolidated financial statements.

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

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of the drillship Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of Ocean Rig Corcovado in June and July 2011. In July 2013 Ocean Rig reached an out-of-court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, Ocean Rig, having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of Ocean Rig, was notified by a letter dated 13 November 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Шre (NOK 77,383,803.58), $10.4 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2014)  plus interest and costs related to upgrades performed in the drilling unit Leiv Eiriksson in late 2012 and early 2013. The counterparties reached an agreement during the year ended December 31, 2014.

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

On August 8, 2014, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share to shareholders of record as of August 1, 2014. On November 10, 2014, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share to shareholders of record as of October 31, 2014. On February 24, 2015, Ocean Rig declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share to shareholders of record as of March 10, 2015, and payable on or about March 23, 2015.

During the year ended December 31, 2014, Ocean Rig paid dividends amounting to $30,563, to shareholders other than the Company.

B.           Significant Changes

See note 22 of "Item 18. Financial Statements."

Item 9.   The Offer and Listing

Our common shares currently trade on the NASDAQ Global Select Market under the symbol "DRYS". The table below sets forth the high and low closing prices of our common shares for each of the periods indicated, as reported by the NASDAQ Global Select Market.

For the Year Ended	Low	High
December 31, 2010	$3.42	$6.77
December 31, 2011	$1.97	$5.50
December 31, 2012	$1.58	$3.74
December 31, 2013	$1.64	$4.70
December 31, 2014	$0.76	$4.50

For the Quarter Ended
March 31, 2013	$1.64	$2.30
June 30, 2013	$1.68	$2.25
September 30, 2013	$1.78	$3.93
December 31, 2013	$2.72	$4.70
March 31, 2014	$3.15	$4.50
June 30, 2014	$2.87	$3.53
September 30, 2014	$2.44	$3.36
December 31, 2014	$0.76	$3.30

For the Month Ended
August 2014	$2.67	$3.36
September 2014	$2.44	$3.30
October 2014	$2.51	$1.32
November 2014	$1.28	$1.60
December 2014	$0.76	$1.36
January 2015	$0.86	$1.15
February 2015	$0.92	$1.09
March 1, 2015 through March 9, 2015	$0.88	$0.93

Item 10.    Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in our Registration Statement on Form F-3ASR (Registration No. 333-190951), filed with the SEC on September 3, 2013, is incorporated by reference herein, provided that as of March 2, 2015, we had 669,964,321 common shares outstanding and no shares of Series A Convertible preferred stock outstanding.

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

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock and 10,000,000 of these shares have been designated as Series A Participating Preferred Stock as of March 2, 2015.  As of March 2, 2015, we had no shares of preferred stock outstanding.  Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

The Rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of March 2, 2015, no exercise of any Right had occurred.

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

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2014 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2014 taxable year, the Company's stock was "primarily and regularly traded" on the NASDAQ Global Select Market, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2014 United States income tax returns.

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

If we were to be treated as a PFIC for any taxable year ending on or after December 31, 2014, U.S. Holders would be required to report their ownership of our common shares to the IRS by filing an IRS Form 8621 with their U.S. federal income tax return for each such taxable year.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares, other than an entity treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

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

As of December 31, 2014, we had a total of 24 interest rate swap, cap and floor agreements, maturing from January 2015 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, net loss and cash outflows in the current year by approximately $56.4 million based upon our debt level at December 31, 2014. A 1.0% increase in LIBOR, with all other variables held constant, would have increased our interest and finance costs for the year ended December 31, 2014 from $411.0 million to $467.4 million based upon our debt level at December 31, 2014.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2014, we incurred approximately 51% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2014, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in a decrease of $4.4 million in our profits before taxes for the year ended December 31, 2014.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2014, we did not have any open foreign currency forward exchange contracts.

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

Item 15.     Controls and Procedures

(a) Disclosure Controls and Procedures

Management, including our Company's Chief Executive Officer and Chief Financial Officer has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (2013 Framework), as of December 31, 2014.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2014, based on the framework established in Internal Control—Integrated Framework issued by COSO (2013 Framework). Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting is effective as of December 31, 2014.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2014, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial  reporting that have accrued during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.      Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. A copy of our code of ethics is posted in the "Investor Relations" section of the DryShips Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 109 Kifisias Avenue and Sina Street, 151 24 Amaroussion, Greece. No substantive amendments to our code of ethics were made during the fiscal year ended December 31, 2014, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 2014.

Item 16C.      Principal Accountant Fees and Services

Audit Fees

The table below sets forth the total fees for the services performed by our Independent Auditors. The table below also identifies these amounts by category of services.

(U.S. Dollars in Thousands)	2013	2014
Audit and audit related fees	$1,997	$2,122
Tax fees	160	46
Total fees	$2,157	$2,168

Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. There were no audit-related or other fees billed in 2014 and 2013.

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

The Schedule I, beginning after page F-55, is filed as part of this report.

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

4.146
Novation Agreement and accompanying agreement dated April 17, 2013, by and among Amazon Owning Company Limited, Rightmove Owners Inc., Shanghai Jiangnan-Chiangxing Shipbuilding Co., Ltd., and China Shipbuilding Trading Company, Limited relating to Hull 1239, incorporated by reference to exhibit 4.146 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.147
Novation Agreement and accompanying agreement dated April 17, 2013, by and among Pasifai Owning Company Limited, Gratis Owners Inc., Shanghai Jiangnan-Chiangxing Shipbuilding Co., Ltd., and China Shipbuilding Trading Company, Limited relating to Hull 1240, incorporated by reference to exhibit 4.147 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.148
Waiver Letter dated May 27, 2013 to the Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012, incorporated by reference to exhibit 4.45 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.149
Amendment No. 1 to Pledge and Security Agreement, dated as of September 27, 2012, made by DryShips Inc. to HSH Nordbank AG., dated June 21, 2013, incorporated by reference to exhibit 4.149 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.150
Waiver Letter, dated June 25, 2013, relating to a Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 4.46 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.151
Credit Agreement, dated July 12, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, as Joint Global Coordinators, Joint Lead Arrangers and Joint Bookrunners and the banks and financial institutions named therein, as Joint Lead Arrangers and Joint Bookrunners, relating to a combined $1.8 billion of Tranche B-1 and Tranche B-2 Term Loans incorporated by reference to exhibit 4.47 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.152
Incremental Amendment, dated July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent under the Credit Agreement, dated July 12, 2013 (the "July 12, 2013, Credit Agreement"), and the Incremental Lenders, as defined therein, relating to an increase of $100,000,000 under the July 12, 2013 Credit Agreement, incorporated by reference to exhibit 4.48 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.153
Amended and Restated Loan Agreement, dated August 1, 2013, relating to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010 and as further amended and restated on August 25, 2010, incorporated by reference to Exhibit 4.153 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.154
Third Supplement Agreement dated August 1, 2013, relating to Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, as amended, incorporated by reference to Exhibit 4.154 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.155
Amending and Restating Agreement dated August 30, 2013 relating to the Facilities Agreementby and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities originally dated February 28, 2013 incorporated by reference to exhibit 4.49 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.156
Consultancy Agreement, dated September 9, 2013, by and Eastern Med Consultants Inc., an indirect wholly owned subsidiary of Ocean Rig UDW Inc., and Azara Services S.A. incorporated by reference to exhibit 4.52 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.157
Amendment Number 2 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated September 9, 2013, incorporated by reference to exhibit 4.50 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.158	Amendment Number 3 to Pledge and Security Agreement, dated as of September 27, 2012, as amended, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated November 14, 2013.

4.159
Amendment Number 3 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated November 14, 2013, incorporated by reference to exhibit 4.51 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.160
Supplement to Loan Agreement dated November 18, 2013, to the original Loan Agreement dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger and Lead Bookrunner, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner, as amended, relating to a term loan and short-term credit facilities of up to $110,000,000, or the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.160 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.161
Supplement to Loan Agreement dated November 18, 2013, to the original Loan Agreement dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger, Lead Bookrunner and Joint Underwriter, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner and Joint Underwriter, relating to a term loan and short-term credit facilities of up to $518,750,000, or the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.161 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.162
Supplemental Letter dated December 10, 2013, relating to the Facilities Agreement by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities originally dated February 28, 2013, incorporated by reference to exhibit 4.53 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.163
Amendment and Restatement Agreement dated as of February 7, 2014 relating to the Credit Agreement, dated July 12, 2013, as amended by the Incremental Agreement on July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, relating to a re-financing of the combined $1.9 billion of Tranche B-1 and Tranche B-2 Term Loans, incorporated by reference to exhibit 4.54 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.164
Management Agreement, dated December 13, 2013, by and between Drillship Skyros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.59 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.165
Management Agreement, dated February 25, 2014, by and between Drillship Kythnos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.60 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.166
Indenture, dated as of March 26, 2014, by and between Ocean Rig UDW Inc., as the Issuer, and Deutsche Bank Trust Company Americas, as Trustee, relating to 7.25% Senior Notes Due 2019, incorporated by reference to exhibit 4.55 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.167
Management Agreement, dated April 17, 2014, by and between Drillship Hydra Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.61 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.168
Management Agreement, dated April 17, 2014, by and between Drillship Kithira Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.62 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.169
Management Agreement, dated April 17, 2014, by and between Drillship Paros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.63 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.170
Management Agreement, dated April 17, 2014, by and between Ocean Rig 1 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.64 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.171
Management Agreement, dated April 17, 2014, by and between Ocean Rig 2 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.65 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.172
Management Agreement, dated April 17, 2014, by and between Drillship Skiathos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.66 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.173
Management Agreement, dated April 17, 2014, by and between Drillship Skopelos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.67 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.174
Credit Agreement, dated July 25, 2014, by and among Drillships Ventures Projects Inc., as Finco, Drillships Ocean Ventures Inc., as Borrower, Ocean Rig UDW, as Parent, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Pari Passu Collateral Agent and the other entities listed therein, relating to a Term Loan in an aggregate principal amount equal to $1.3 billion, incorporated by reference to exhibit 4.56 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.175
Pledge and Security Agreement, dated July 25, 2014, relating to the Credit Agreement dated July 25, 2014, by and among Ocean Rig UDW Inc., Drillships Ocean Ventures, Inc., Drillships Ventures Projects Inc., the subsidiaries identified therein, and Deutsche Bank AG New York Branch, as Pari Passu Collateral Agent, incorporated by reference to exhibit 4.57 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.176
Facilities Agreement, dated February 13, 2015, by and among Drillship Alonissos Shareholders Inc., as Borrower, Ocean Rig UDW Inc., as Parent and Guarantor, Drillship Alonissos Owners Inc., as Drillship Owner and Guarantor, and the other entities named therein, relating to $475 million Term Loan Facilities, incorporated by reference to exhibit 4.58 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.177
First Supplemental Agreement, dated March 28, 2014, to a Loan Agreement, dated March 19, 2012, by and among Amathus Owning Company Limited, Symi Owners Inc. and Kalymnos Owners Inc., as joint and several Borrowers, DryShips Inc., as Guarantor, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a loan facility of up to $87,653,740.

4.178	Form of Vessel Management Agreement, dated May 7, 2014, by and between Chloe Owning Company Limited and TMS Bulkers Ltd.

4.179
Fifth Supplemental Agreement, dated July 11, 2014, to a Loan Agreement dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, Monteagle Shipping SA, as Existing Guarantor, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000.

4.180
Supplemental Agreement, dated July 17, 2014, to a Loan Agreement, dated October 26, 2011, by and among Olympian Ares Owners Inc., Olympian Artemis Owners Inc., Olympian Demeter Owners Inc. and Olympian Poseidon Owners Inc., as joint and several Borrowers, DryShips Inc., as Guarantor, and ABN AMRO Bank N.V. , as Facility Agent and Security Trustee, relating to a loan of $141,350,000.

4.181
Supplemental Agreement, dated July 31, 2014, to a Loan Agreement dated October 24, 2012, by and among Olympian Athena Owners Inc., Olympian Aphrodite Owners Inc. and Olympian Dionysus Owners Inc., as joint and several borrowers, DryShips Inc., as Guarantor, and ABN AMRO Bank N.V., as Facility Agent and Security Trustee relating to a $107,668,750 loan.

4.182
Loan Agreement, dated October 29, 2014, by and among the subsidiaries of DryShips Inc. listed therein as Borrowers, DryShips Inc., as Parent, DryShips Inc. and the subsidiaries of DryShips Inc. listed therein as Guarantors,  the financial institutions listed therein as Lenders, the financial institutions listed therein as Hedging Providers, Nordea Bank Finland plc, London Branch, as Arranger, Bookrunner and Agent, and Nordea Bank AB, London Branch as Security Agent, relating to a loan facility of up to $170,000,000.

4.183
Second Supplemental Agreement, dated November 12, 2014, to a Loan Agreement dated June 20, 2008, by and among Aegean Traders Inc., as Borrower, DryShips Inc., as Corporate Guarantor and Portigon AG, London Branch, as Lender, relating to a loan facility of up to $103,200,000.

4.184
Loan Agreement, dated November 14, 2014, by and among DryShips, Inc., as Borrower, the financial institutions listed therein as Original Lenders, and ABN AMRO Bank N.V., as Arranger, Facility Agent and Security Agent, relating to a senior secured bridge loan facility of up to $200,000,000.

4.185
Exchangeable Promissory Note, dated November 18, 2014, by and between DryShips, Inc., as Borrower, and Alley Finance Co., or its permitted assigns, as Noteholder, relating to a $120,000,000 loan, incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.186
Fifth Amending and Restating Agreement, dated December 23, 2014, to a Loan Agreement dated March 13, 2008, by and among Ialysos Owning Company Limited, as Borrower, DryShips Inc., as Corporate Guarantor, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000.

4.187
Fourth Supplemental Agreement, dated December 23, 2014, to a Loan Agreement dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, DryShips Inc., as Corporate Guarantor, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000.

4.188
Management Agreement, dated February 17, 2015, by and between Drillship Alonissos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.68 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

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

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (v) the Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: March 10, 2015	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of operations and comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements and schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reports a working capital deficit of $394 million at December 31, 2014. In addition, the shipping segment has not complied with certain covenants of its bank agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements and schedule do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DryShips Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited DryShips Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). DryShips Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, DryShips Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DryShips Inc. as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014 of DryShips Inc. and our report dated March 10, 2015 expressed an unqualified opinion thereon that included an explanatory paragraph regarding DryShips Inc.'s ability to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 10, 2015

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$595,142	$566,242
Restricted cash (Note 2)	94,170	92,694
Trade accounts receivable, net of allowance for doubtful receivables of $2,948 and $2,825 at December 31, 2013 and 2014, respectively	321,989	404,656
Due from related parties (Note 4)	39,023	38,221
Other current assets (Note 5)	133,875	125,464
Total current assets	1,184,199	1,227,277

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and related costs (Note 6)	679,008	623,984
Vessels, net (Note 7)	2,249,087	2,141,617
Drilling rigs, drillships, machinery and equipment, net (Note 7)	5,828,231	6,259,747
Total fixed assets, net	8,756,326	9,025,348

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 10)	14,741	11,086
Restricted cash (Note 2)	50,000	-
Other non-current assets (Note 8)	118,426	107,892
Total other non-current assets	183,167	118,978
Total assets	$10,123,692	$10,371,603

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 9)	$1,660,168	$1,165,021
Accounts payable and other current liabilities	102,528	97,608
Accrued liabilities	232,623	192,239
Due to related parties (Note 4)	611	12,717
Deferred revenue	128,044	123,728
Financial instruments (Note 10)	47,740	30,447
Total current liabilities	2,171,714	1,621,760

NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred finance costs (Note 9)	3,907,835	4,352,592
Financial instruments (Note 10)	26,086	10,420
Deferred revenue	152,226	81,359
Other non-current liabilities	34,133	15,084
Total non-current liabilities	4,120,280	4,459,455

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and 2014; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2013 and 2014, respectively (Note 11)	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2013 and 2014; 432,654,477 and 706,064,321 shares issued and outstanding at December 31, 2013 and 2014, respectively (Note 11)	4,326	7,060
Treasury stock; $0.01 par value; 21,000,000 and 36,100,000 shares at December 31, 2013 and 2014, respectively (Note 11)	(210)	(361)
Additional paid-in capital (Note 11)	2,824,702	3,249,376
Accumulated other comprehensive loss (Note 14)	(6,062)	(6,622)
Accumulated deficit	(209,120)	(256,632)
Total DryShips Inc. stockholders' equity	2,613,636	2,992,821
Non-controlling interests	1,218,062	1,297,567
Total equity	3,831,698	4,290,388
Total liabilities and stockholders' equity	$10,123,692	$10,371,603
   The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2012	2013	2014
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	$268,236	$311,764	$368,447
Service revenues, net	941,903	1,180,250	1,817,077

Total Revenues (Notes 2 and 16)	$1,210,139	$1,492,014	$2,185,524

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 2)	30,012	103,211	117,165
Vessels, drilling rigs and drillships operating expenses	649,722	609,765	844,260
Depreciation and amortization (Notes 7)	335,458	357,372	449,792
Loss on sale of assets, net (Note 7)	1,179	-	-
Loss on contract cancellation (Note 6)	-	-	1,307
Contract termination fees and other (Note 6)	41,339	33,293	-
Vessel impairment charge (Notes 7 and 10)	-	43,490	38,148
General and administrative expenses	145,935	184,722	193,686
Legal settlements and other, net (Note 13.1)	(9,360)	4,585	(2,013)

Operating income	15,854	155,576	543,179

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes $22,195 accumulated other comprehensive classifications in 2012 for losses on previously designated cash flow hedges and gains on Senior Notes) (Note 15)	(210,128)	(332,129)	(411,021)
Interest income	4,203	12,498	12,146
Gain/(Loss) on interest rate swaps (Note 10)	(54,073)	8,373	(15,528)
Other, net (Note 10)	(492)	2,245	7,067

Total other expenses, net	(260,490)	(309,013)	(407,336)

INCOME/(LOSS) BEFORE INCOME TAXES	(244,636)	(153,437)	135,843
Less: Income taxes (Note 18)	(43,957)	(44,591)	(77,823)

NET INCOME/(LOSS)	(288,593)	(198,028)	58,020
Less: Net (income)/loss attributable to non-controlling interests	41,815	(25,065)	(105,532)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(246,778)	$(223,093)	$(47,512)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC COMMON STOCKHOLDERS (Note 17)	$(246,778)	$(223,149)	$(48,209)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 17)	$(0.65)	$(0.58)	$(0.11)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 17)	380,159,088	384,063,306	456,031,628

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Comprehensive Income Loss
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2012	2013	2014
- Net income/(loss)	$(288,593)	$(198,028)	$58,020
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on senior unsecured notes	2,059	-	-
- Reclassification of gain associated with senior unsecured notes to Consolidated Statement of Operations, net	(709)	-	-
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	22,904	-
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	549	550	550
- Actuarial gains/(losses)	(637)	3,335	(1,518)

Other comprehensive income/(loss)	$24,166	$3,885	$(968)

Comprehensive income/(loss)	(264,427)	(194,143)	57,052
- Less: comprehensive (income)/loss attributable to non-controlling interests	34,215	(26,532)	(105,137)

Comprehensive loss attributable to DryShips Inc.	$(230,212)	$(220,675)	$(48,085)

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/(Accumulated Deficit)	Total DryShips Stockholders Equity	Non- controlling interests	Total Equity
BALANCE, January 1, 2012	424,762,094	$4,247	(1,000,000)	$(10)	$2,908,950	$(28,610)	$260,751	$3,145,328	$793,334	$3,938,662
- Net loss	—	—	—	—	—	—	(246,778)	(246,778)	(41,815)	(288,593)
- Issuance of non-vested shares	150	—	—	—	—	—	—	—	—	—
- Issuance of treasury stock	—	—	(10,000,000)	(100)	100	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	(84,629)	2,869	—	(81,760)	262,245	180,485
- Other comprehensive income	—	—	—	—	—	16,566	—	16,566	7,600	24,166
- Amortization of stock based compensation	—	—	—	—	13,104	—	—	13,104	195	13,299

BALANCE December 31, 2012	424,762,244	$4,247	(11,000,000)	$(110)	$2,837,525	$(9,175)	$13,973	$2,846,460	$1,021,559	$3,868,019
- Net income/(loss)	—	—	—	—	—	—	(223,093)	(223,093)	25,065	(198,028)
- Issuance of common stock	6,892,233	69	—	—	23,369	—	—	23,438	—	23,438
- Issuance of non vested shares	1,000,000	10	—	—	(10)	—	—	—	—	—
- Issuance of treasury stock	—	—	(10,000,000)	(100)	100	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	(46,237)	695	—	(45,542)	168,502	122,960
- Other comprehensive income	—	—	—	—	—	2,418	—	2,418	1,467	3,885
- Amortization of stock based compensation	—	—	—	—	9,955	—	—	9,955	1,469	11,424

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/ (Accumulated Deficit	Total DryShips Stockholders Equity	Non controlling interests	Total equity
BALANCE December 31, 2013	432,654,477	$4,326	(21,000,000)	$(210)	$2,824,702	$(6,062)	$(209,120)	$2,613,636	$1,218,062	$3,831,698
- Net income/(loss)	—	—	—	—	—	—	(47,512)	(47,512)	105,532	58,020
- Issuance of common stock	272,209,844	2,722	—	—	419,653	—	—	422,375	—	422,375
- Issuance of non vested shares	1,200,000	12	—	—	(12)	—	—	—	—	—
- Issuance of treasury stock	—	—	(15,100,000)	(151)	151	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	(4,758)	13	—	(4,745)	3,478	(1,267)
- Other comprehensive income	—	—	—	—	—	(573)	—	(573)	(395)	(968)
- Amortization of stock based compensation	—	—	—	—	9,640	—	—	9,640	1,453	11,093
-Dividends paid	—	—	—	—	—	—	—	—	(30,563)	(30,563)

Balance December 31, 2014	706,064,321	$7,060	(36,100,000)	$(361)	$3,249,376	$(6,622)	$(256,632)	$2,992,821	$1,297,567	$4,290,388

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2012	2013	2014
Cash Flows from Operating Activities:
Net income/(loss)	$(288,593)	$(198,028)	$58,020
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	335,458	357,372	449,792
Amortization, write off of deferred financing fees	20,548	48,980	53,063
Amortization of convertible senior notes debt discount	38,855	43,769	45,261
Amortization of fair value of acquired time charters and drilling contracts	20,527	10,759	7,443
Amortization of cash flow hedge reserve	22,904	-	-
Vessel impairment charge	-	43,490	38,148
Loss on sale of assets, net	1,179	-	-
Loss on contract cancellation	-	-	1,307
Gain on sale of notes	(709)	-	-
Forfeiture of advances for vessel acquisitions	19,939	-	13,933
Amortization of stock based compensation	13,299	11,424	11,093
Change in fair value of derivatives	(54,506)	(88,859)	(29,304)
Security deposits for derivatives	24,550	-	-
Amortization of free lubricants benefit	(14)	(12)	-
Changes in operating assets and liabilities:
Trade accounts receivable	(33,469)	(147,936)	(82,667)
Due from related parties	(14,540)	1,663	12,089
Other current and non-current assets	(58,277)	(33,164)	38,219
Accounts payable and other current and non-current liabilities	41,098	9,705	(25,489)
Accrued liabilities	57,277	55,509	(41,436)
Due to related parties	(2,768)	(4,139)	819
Deferred revenue	94,771	135,447	(75,183)

Net Cash Provided by Operating Activities	237,529	245,980	475,108

Cash Flows from Investing Activities:
Short term investment	-	(442)	368
Sale of notes	18,709	-	-
Advances for vessel acquisitions and drillships under construction	(276,956)	(235,346)	(296,306)
Vessel acquisitions and improvements	(177,724)	(181,176)	(54,660)
Drilling rigs, drillships equipment and other improvements	(97,868)	(1,051,704)	(455,595)
Proceeds from sale of vessels and contract cancellation	116,834	-	-
Decrease in restricted cash	27,058	234,338	51,476

Net Cash Used in Investing Activities	(389,947)	(1,234,330)	(754,717)

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2012	2013	2014

Cash Flows from Financing Activities:
Proceeds from long-term credit facilities, term loans and senior notes	$966,103	$2,982,576	$2,617,100
Principal payments and repayments of long-term debt and senior notes	(867,932)	(1,803,366)	(2,008,826)
Payments of convertible notes	-	-	(700,000)
Net proceeds from common stock issuance	-	23,438	421,911
Net proceeds from sale in ownerships of subsidiary	180,485	122,960	-
Dividends paid	-	-	(30,563)
Payment of financing costs, net	(35,431)	(84,066)	(48,913)
Net Cash Provided by Financing Activities	243,225	1,241,542	250,709

Net increase/ (decrease) in cash and cash equivalents	90,807	253,192	(28,900)
Cash and cash equivalents at beginning of year	251,143	341,950	595,142

Cash and cash equivalents at end of year	$341,950	$595,142	$566,242

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$118,606	$171,649	$267,554
Income taxes	45,450	50,392	60,374

Non cash financing and investing activities:
Issuance of non-vested shares	-	10	12

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
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

Customers individually accounting for more than 10% of the Company's voyage revenues and drilling revenues during the years ended December 31, 2012, 2013 and 2014, were as follows:

	Year ended December 31,
	2012	2013	2014
Customer A - Drilling segment	-	-	12%
Customer B - Drilling segment	38%	26%	15%
Customer C - Drilling segment	14%	-	-
Customer D - Drilling segment	-	-	12%
Customer E - Drilling segment	-	11%	10%
Customer F - Drilling segment	-	14%	25%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting policies:

(a)  Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Committee (the "SEC") and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its VIEs. As of December 31, 2014, the Company consolidated 100% one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2013, were $35,782 and $56,556, respectively, total liabilities exceeding total assets by $20,774. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358 respectively, with total liabilities exceeding total assets by $1,044. A VIE is an entity that in general does not have equity investors with voting rights or that has equity that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.

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
For the years ended December 31, 2012, 2013 and 2014
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

(d) Comprehensive income/(loss): The Company's comprehensive income/(loss) is comprised of net income/(loss), actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging" and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 "Derivatives and Hedging".

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

(e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Restricted cash: Restricted cash may include: (i) cash collateral required under the Company's financing and swap arrangements, (ii) retention accounts which can only be used to fund the loan installments coming due, (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements, (iv) taxes withheld from employees and deposited in designated bank accounts and, (v) amounts pledged as collateral for bank guarantees to suppliers.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:

(g) Trade accounts receivable net: The amount shown as trade accounts receivable, at each balance sheet date, includes receivables from customers, net of allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.

(h) Short-term investments: Short-term investments generally represent investments in time deposits, which have maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

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

As of December 31, 2014, cumulative installment payments made to the yards amounted to approximately $515,856 for the drillships under construction. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, issued by financial institutions, or "refund guarantees".

(j) Advances for vessels and drillships under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels and drillships as well as other expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels and drillships under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts and capitalized interest.

(k) Capitalized interest: Interest expense is capitalized during the construction period of drilling rigs, drillships and vessels based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2012, 2013 and 2014, amounted to $58,967, $69,714 and $39,225, respectively (Note 15).

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:

(m) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualing stores, which are stated at the lower of cost or market value and are recorded under "Other current assets". Cost is determined by the first in, first out method.

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

(ii) Drilling rigs and drillships are stated at cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig or drillship machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig or drillship. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years. The residual values of the drilling rigs and drillships are estimated at $35,000 and $50,000, respectively, for the years ended December 31, 2012, 2013 and 2014.

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

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/drilling unit which has yet to complete a time charter or drilling contract, it is considered that the held for sale criteria discussed in guidance are not met until the time charter or drilling contract has been completed as the vessel/drilling unit is not available for immediate sale. As a result, such vessels/drilling units are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel/drilling unit which has no time charter or drilling contract to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels/drilling unit are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2012, 2013 or 2014.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:

(q) Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels, drilling rigs and drillships by obtaining vessel, drilling rigs and drillships appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel, drilling rigs and drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', drilling rigs and drillships, future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, drilling rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, drilling rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, drilling rig and drillship, net of brokerage commissions, expected outflows for vessels', drilling rigs' and drillships' maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, while $35,000 and $50,000 for drilling rigs and drillships, respectively in accordance with the Company's vessels', drilling rigs', drillships' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel, drilling rig and drillship is lower than its respective carrying value, the carrying value is written down, by recording a charge to operations, to its' respective fair market value if the fair market value is lower than the vessel's, drilling rig or drillship's carrying value.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:

The Company's analysis for the year ended December 31, 2014, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated a potential impairment loss for one of its vessels, and no impairment on any of its drilling rigs and drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment. While for the drilling segment there can be no assurance as to how long drilling rates and drilling rigs/drillships values will remain at their currently high levels or whether they will improve or the opposite by any significant degree. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable and, therefore, concluded that no impairment loss was necessary for 2012 and 2013. However, due to Company's decision to sell certain vessels during the years and/or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge relating to assets held for use of $0 and $43,490 for each of the years ended December 31, 2012 and 2013, respectively, was recognized.  As a result of the impairment review for the year ended December 31, 2014, the Company determined that the carrying amount of one of its drybulk vessels was not recoverable and, therefore, an impairment loss of $38,148 was recognized (Notes 7 and 10).

(r) Dry-docking costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels, drilling rigs and drillships.

(s) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs and drillships, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Vessels, drilling rigs and drillships operating expenses".

(t) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31, 2012, 2013 and 2014, amounted to $17,565, $46,006 and $50,551 respectively (Note 15).

(u) Convertible senior notes: In accordance with ASC Topic 470-20, "Debt with Conversion and Other Options," for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds. The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components (Note 9).

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2.  Significant Accounting policies - continued:

 (v) Revenue and related expenses - (continued):

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. When a voyage charter agreement is in place, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of the total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:

 (v) Revenue and related expenses - (continued):

(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that mobilization expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the consolidated statement of operations.

(b) Term contracts: Term contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the consolidated statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

(w) Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

(x) Segment reporting: The Company determined that it operates under three reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (drybulk segment), as a provider of ultra deep water drilling services (drilling segment) and as a provider of transportation services of crude and refined petroleum cargoes (tanker segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:

(y) Financial instruments: The Company designates its derivatives based upon guidance on ASC 815, "Derivatives and Hedging" which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the consolidated statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii)	Other derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

(z) Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 10).

(aa) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 12).

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
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

(ac) Commitments and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(ad) Recent accounting pronouncements:
Revenue from Contracts with Customers: The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates. The guidance in Accounting Standard Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting policies - continued:
(ae) Recent accounting pronouncements - continued:
Going Concern: In August 2014, the FASB issued ASU No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

 3. Going Concern

As of December 31, 2014, the drilling segment was in compliance with its financial covenants while the shipping segment was in breach of certain financial covenants, contained in the Company's loan agreements relating to  $259,537 , of the Company's debt. Even though as of the date of approval of the consolidated financial statements none of the lenders have declared an Event of Default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment, the Company has classified the respective bank loans amounting to $1,163,321 at December 31, 2014, as current liabilities (Note 9). As a result, the Company reports a working capital deficit of $394,483 at December 31, 2014.

In addition, and as further discussed in Note 13, the Company's expected short term capital commitments to fund the construction installments under the drillships newbuilding contracts in the year ending December 31, 2015, amount to $566,300, which will be partially financed by the $475,000 million secured credit facility signed on February 13, 2015. Furthermore, the Company's current maturities of long-term debt (excluding the balance classified as current due to the breach in convenants) at December 31, 2014, amounted to $475,717. The Company expects to finance its current maturities of long-term debt and unfinanced capital commitments with cash on hand, operational cash flow and debt or equity issuances, or a combination thereof.

The Company is currently in negotiations with its lenders to obtain waivers or waiver extensions. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities.

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31,
	2013	2014
Balance Sheet
Due to related party - Cardiff Marine Inc.	$(3)	$-
Due to related party - Tri-Ocean Heidmar	(43)	-
Due to related party - Cardiff Tankers	(181)	(266)
Due to related party - Sigma and Blue Fin pool	(336)	-
Due to related party - Fabiana Services S.A.	-	(1,000)
Due to related party - Vivid Finance Limited	(48)	(164)
Due to related party – Cardiff Drilling	-	(4,287)
Due to related party – Azara Services S.A.	-	(4,000)
Due to related party – Basset Holding Inc.	-	(3,000)
Due to related party - Total	(611)	(12,717)

Due from related party - TMS Bulkers	29,059	28,318
Due from related party - TMS Tankers	9,964	9,903

Due from related party - Total	$39,023	$38,221

Advances for vessels and drillships under construction – Cardiff Drilling/TMS Bulkers/ TMS Tankers, for the year	$4,778	$1,546
Vessels, net –TMS Bulkers/TMS Tankers, for the year	6,815	530
Drilling rigs, drillships, machinery and equipment, net – Cardiff/Cardiff Drilling, for the year	5,692	2,885
Trade Accounts Receivable – Accrued Receivables – Sigma and Blue Fin pools	$386	$-

	Year ended December 31,
Statement of Operations	2012	2013	2014
Voyage Revenues - Sigma and Blue Fin pool.	$27,306	$5,306	$44
Service Revenues, net – Cardiff/Cardiff Drilling	6,193	10,786	16,826
Voyage expenses - TMS Tankers	(507)	(1,483)	(2,002)
Voyage expenses - TMS Bulkers	(3,166)	(2,619)	(2,754)
Voyage expenses - Cardiff Tankers	(166)	(1,423)	(2,002)
Gain on sale of assets - commissions - TMS Bulkers	(1,180)	(710)	-
Contract termination fees and other	(300)	(23,048)	-
General and administrative expenses:
- Consultancy fees - Fabiana Services S.A.	(4,397)	(3,593)	(4,595)

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 4. Transactions with Related Parties - continued:

	Year ended December 31,
Statement of Operations	2012	2013	2014
- Management fees - TMS Tankers	$(5,151)	$(8,362)	$(8,548)
- Management fees - TMS Bulkers	(26,518)	(27,803)	(29,176)
- Consultancy fees – Vivid Finance Limited	(14,201)	(18,056)	(16,242)
- Consultancy fees – Azara Services S.A.	-	(5,000)	(9,000)
- Consultancy fees - Basset Holding Inc.	(2,676)	(4,200)	(8,191)
- Rent	(41)	-	-
- Amortization of DryShips CEO stock based compensation	$(12,663)	$(7,780)	$(7,516)
- Amortization of Ocean Rig's CEO stock based compensation	-	(1,358)	(2,316)

          (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff" or the "Manager"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,823 based on the Euro/U.S. Dollar exchange rate at December 31, 2014) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,878 based on the Euro/U.S. Dollar exchange rate at December 31, 2014).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $608 based on the Euro/U.S. Dollar exchange rate as of December 31, 2014) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,066 based on the Euro/U.S. Dollar exchange rate at December 31, 2014), payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($2,128 based on the Euro/U.S. Dollar exchange rate at December 31, 2014). TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
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
Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, the Company's majority owned subsidiary, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statements of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery between the fourth quarter of 2015 and the fourth quarter of 2016.

Mr. George Economou: As the Company's Chairman, President, Chief Executive Officer ("CEO") and principal shareholder, with a 17.3% shareholding as of December 31, 2014, Mr. George Economou has the ability to exert influence over the operations of the Company. In April 2012, companies affiliated with the Company's Chairman, President and Chief Executive Officer purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips, that was completed on April 17, 2012 (Note 11). During March 2013, the Company accepted an offer from a company affiliated with Mr. George Economou for the sale of two Very Large Ore Carriers (VLOC) newbuildings (Note 6).

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
4. Transactions with Related Parties - continued:

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2008, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

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

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and, 333,333 shares vesting on August 20, 2015, respectively.

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016.
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01, and a cash bonus of $1,000 be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 shares vesting on December 31, 2017.
Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between one of the wholly owned subsidiaries of Ocean Rig and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash.

On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of $2,500 cash and 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and, 50,000 vesting on August 20, 2015, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

On August 19, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of $2,500 cash and 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015 and, 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.
On December 30, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of $4,000 cash and 300,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer, during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $9.46 per share.

Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of the Company. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.45 million ($0.55 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014).

Under the consultancy agreement effective from June 1, 2012, between a wholly owned subsidiary of Ocean Rig and Basset, a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement was Euro 0.9 million ($1.1 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014). Effective January 1, 2015, the annual remuneration was reduced to Euro 0.45 million ($0.55 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014).

On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3,000 be paid to Basset for the contribution of Mr. Antony Kandylidis for Executive Vice President's services.

On August 19, 2014, the Compensation Committee of Ocean Rig approved that a cash bonus of $4,000 be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services, during 2013.

On December 30, 2014, the Compensation Committee of Ocean Rig approved that a cash bonus of $3,000 be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services, during 2014.

Basset is also the owner of 114,286 shares of Ocean Rig's common stock, as of December 31, 2014.

Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of December 31, 2014.

Cardiff Tankers Inc.: Under charter agreements for all the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, provides services related to the sourcing, negotiation and execution of charters, for which it is entitled to a 1.25% commission on charter hire earned by those tankers.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties.

Effective January 1, 2013, the Company, amended the agreement with Vivid to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between the DryShips Inc. and Vivid is in effect for the Company's tanker and drybulk shipping segments only.

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
For the years ended December 31, 2012, 2013 and 2014
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

 5. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2013	2014
Inventories	$25,640	$20,304
Deferred mobilization expenses	75,804	66,169
Prepayments and advances	14,425	28,071
Insurance claims (Note 13)	2,012	7,201
Other	15,994	3,719

	$133,875	$125,464

 6. Advances for Vessels and Drillships under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the drillships building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2013 and 2014, the movement of the advances for vessels and drillships under construction and acquisitions are set forth below:

	December 31,
	2013	2014
Balance at beginning of year	$1,201,807	$679,008
Advances for drillships under construction and related costs	1,279,281	691,755
Cancellation of vessel acquisitions	-	(15,240)
Vessels' impairment charge	(43,490)	-
Vessels/drillships delivered	(1,758,590)	(731,539)

Balance at end of year	$679,008	$623,984

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 per vessel. On March 26, 2013, the Company concluded two Memoranda of Agreements with an unrelated party for the sale of the Capesize newbuildings, Hull 1241 and Hull 1242, for a sale price of $71,000 in the aggregate. An impairment loss of $31,617 in the aggregate, was recognized in 2013 as a result of the reduction of the vessels' carrying amount to their fair value. In addition, an amount of $10,245 related to this agreement was paid in 2013 and included in "Contract termination fees and other" in the consolidated financial statements. On May 23, 2013 and June 17, 2013, Hull 1241 and Hull 1242, were delivered to their new owners, respectively.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Drillships under Construction and Acquisitions – continued:

On December 16, 2011, the Company placed an order for four 75,900 dwt Panamax ice class bulk vessels, namely hull number H1259, H1260, H1261 and H1262, with Jiangsu Rongsheng Heavy Industries, for a price of $34,000 each. On August 24, 2014, the Company agreed with Jiangsu Rongsheng Heavy Industries to cancel the construction of the four newbuilding Ice class Panamax vessels. On September 2, 2014, the Company received in connection with the cancellation of these newbuilding contracts all installments previously paid to the shipyard of $11,560, plus interest, which resulted to a loss of $1,307 recognized in the consolidated statement of operations for the year ended December 31, 2014.

In connection with OceanFreight's acquisition, the Company acquired the orders for five Very Large Ore Carriers, or VLOCs with an established Chinese shipyard. On September 10, 2012, the vessel Fakarava was delivered to the Company while on May 23, 2013 and June 18, 2013, the Company took delivery of its newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively. During March 2013, the Company accepted an offer from an entity affiliated with Mr. George Economou, the Company's Chairman, President and Chief Executive Officer (Note 4), for the novation of the shipbuilding contracts of two VLOC under construction, Hull 1239 and Hull 1240, scheduled for delivery during the fourth quarter 2013 and the first quarter 2014, respectively. An impairment loss of $11,873 in the aggregate, was recognized in 2013, as a result of the reduction of the vessels carrying amount to their fair value. In addition, due to the novation agreements, which were signed on April 17, 2013, an amount of $18,305 was paid in 2013 and included in "Contract termination fees and other" in the consolidated financial statements.

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

On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to the option contract with Samsung Heavy Industries Co Ltd. ("Samsung"), the Company's majority owned subsidiary, Ocean Rig exercised four of its six newbuilding drillship options, and entered into building contracts for four seventh generation ultra-deepwater drillships, namely the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, and the Ocean Rig Apollo for a total contractual cost of approximately $608,000 per drillship for the initial three and $683,000 for the fourth. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo were delivered on August 19, 2013, December 20, 2013, March 24, 2014 and March 5, 2015, respectively.

On August 30, 2013, Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig, the Company's majority owned subsidiary, signed a contract to construct the Ocean Rig Santorini, a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo. The Ocean Rig Santorini, which is equipped with two blow-out preventers and the Company has advanced $127,000 to the yard, is scheduled to be delivered in June 2016. The total project cost is estimated to be approximately $644,000.

On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of Ocean Rig, the Company`s majority owned subsidiary and Samsung Heavy Industries Co., Ltd ("Samsung") became effective for the construction of two seventh generation new integrated design drillships at Samsung and paid $76,600 as first installment to the yard for each of the new drillships, which are equipped with two blow-out preventers. The drillships are scheduled to be delivered to the Company in February 2017 and June 2017, respectively. The total project cost is approximately $728,000, per drillship.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment:

Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$2,562,411	$(502,841)	$2,059,570
Additions/transfers from vessels under construction	310,047	-	310,047
Depreciation	-	(120,530)	(120,530)

Balance, December 31, 2013	2,872,458	(623,371)	2,249,087
Additions	54,660	-	54,660
Depreciation	-	(123,982)	(123,982)
Vessel impairment charge	(53,167)	15,019	(38,148)

Balance, December 31, 2014	$2,873,951	$(732,334)	$2,141,617

On February 10, 2012, the Company concluded two Memoranda of Agreement for the sale of vessels Avoca and Padre and on March 16, 2012, for the sale of vessel Positano, for a sale price of $118,000 in the aggregate. The Company did not classify the above vessels as "held for sale" in the accompanying consolidated balance sheet as of December 31, 2011, as all criteria required for their classification as "Vessels held for sale" were not met. An impairment loss of $32,584 in the aggregate, was recognized, as a result of the reduction of the vessels' carrying amount to their fair value in 2011. The vessels Avoca and Padre were delivered to their new owners on February 22, 2012 and February 24, 2012, respectively, realizing a loss of $1,511 in 2012. The vessel Positano was delivered to her new owners on May 4, 2012, realizing a gain of $492 in 2012.
On March 18, 2014, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53,000. The vessel was delivered on April 24, 2014.
As a result of the impairment review for the year ended December 31, 2014, the Company determined that the carrying amount of one of its assets was not recoverable and, therefore, an impairment loss of $38,148 was recognized, as a result of the reduction of the vessel's carrying amount to its fair value.

Drilling rigs, drillships, machinery and equipment:

The amounts in the accompanying consolidated balance sheets are analysed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	$5,021,508	$(574,778)	$4,446,730
Additions	1,616,335	-	1,616,335
Depreciation	-	(234,834)	(234,834)

Balance, December 31, 2013	$6,637,843	$(809,612)	$5,828,231
Additions	755,330	-	755,330
Depreciation	-	(323,814)	(323,814)

Balance December 31, 2014	$7,393,173	$(1,133,426)	$6,259,747

As of December 31, 2014, all of the Company's operating vessels, drilling rigs and drillships, have been pledged as collateral to secure the bank loans, Ocean Rig's 6.5% senior secured notes due 2017 and the term loan B facilities (Note 9).

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 8. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,
	2013	2014
Security deposits for derivatives	$550	$550
Deferred mobilization expenses	73,806	43,327
Prepaid investments	21,554	57,910
Intangible assets, net	6,175	4,732
Above-market acquired time charter contracts	8,816	1,373
Other	7,525	-

	$118,426	$107,892

As of December 31, 2013 and 2014, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market loss in the swap agreements as of the related dates.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2013	2014
5% Convertible Senior Unsecured Notes	$700,000	$-
6.5% Drill Rigs Senior Secured Notes	800,000	800,000
7.25% Ocean Rig Senior Unsecured Notes	-	500,000
9.5% Ocean Rig Senior Unsecured Notes	500,000	-
Secured Credit Facilities- Drybulk Segment	638,820	685,410
Secured Credit Facilities- Tanker Segment	303,979	277,913
Secured Bridge Credit Facility	-	200,000
$1.35 billion Secured Credit Facilities - Drilling Segment	890,000	-
$1.9 billion Term Loan B Facility - Drilling Segment	1,895,250	1,876,250
$1.3 billion Term Loan B Facility – Drilling Segment	-	1,296,750
Less: Deferred financing costs and equity component of notes	(160,046)	(118,710)

Total debt	5,568,003	5,517,613
Less: Current portion	(1,660,168)	(1,165,021)

Long-term portion	$3,907,835	$4,352,592

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $400,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes"), which were due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after the underwriters commissions.

As the Notes contained a cash settlement option upon conversion at the option of the issuer, the Company applied the guidance for "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" and therefore, on the day of the Note issuance, bifurcated the $460,000 principal amount of the Notes into liability and equity components of $341,156 and $118,844, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that did not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the guidance required the Company to accrete the discount of $118,844 to the principal amount of the Notes over the term of the Notes. The Company's interest expense associated with this Note accretion was based on an effective interest rate of 12%.

In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which were due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460,000 aggregate principal amount of Notes due December 1, 2014 in November 2009. The terms of the Notes offered in April 2010 other than their issue date and public offering price, were identical to the Notes issued in November 2009.

The full over allotment option granted was exercised and an additional $20,000 aggregate principal amount of Notes were purchased. Accordingly, $240,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $237,202 after the underwriters commissions. On the day of the Note issuance, the Company bifurcated the $240,000 principal amount of the Notes into the liability and equity components of $168,483 and $71,517, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that did not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Additionally, the Company was required to accrete the discount of $71,517 to the principal amount of the Notes over the term of the Notes. The Company's interest expense associated with this Note accretion was based on an effective interest rate of 14%.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt – continued:

In conjunction with the public offering of 5% Notes described above, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower was required to return the borrowed shares when the Notes were no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.  As of December 31, 2013, the share borrower had returned an aggregate 21,000,000 of the above-referenced loaned shares to the Company. As of December 31, 2014, the share borrower returned the remaining 15,100,000 of the above mentioned loaned shares to the Company. The returned loaned shares were not retired and are included as treasury stock in the accompanying balance sheets as of December 31, 2013 and 2014.

The fair value of the outstanding loaned shares as of December 31, 2013 and 2014, was $70,970 and $0, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement included in "Interest and finance costs" during the years ended December 31, 2012, 2013 and 2014, was $2,983, $2,974 and $2,733, respectively. The unamortized balance as of December 31, 2013 and 2014, was $2,733 and $0, respectively.

Effective September 19, 2011, the applicable conversion price was changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig.

The total interest expense related to the Notes in the Company's consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, was $73,855, $78,769 and $76,680 of which $38,855, $43,769 and $45,261, respectively are non-cash amortization of the discount on the liability component and $35,000, $35,000 and $31,419, respectively are the contractual interest payable semi-annually at a coupon rate of 5% per year. At December 31, 2013 and 2014, the net carrying amount of the liability component and unamortized discount were $654,738 and $0, respectively and $45,261 and $0, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes was accretive based on an effective interest rate of 12% and 14%, respectively.

During November 2014, the Company repurchased on the open market and cancelled $191,090 principal amount of its 5% convertible notes. On November 24, 2014, the Company repaid the remaining amount of its 5% convertible notes, amounting to $508,910.

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Ocean Rig's 7.25% senior unsecured notes due 2019
On March 26, 2014, Ocean Rig issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The 7.25% Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. Ocean Rig used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700, was redeemed at a redemption price of 104.5% on May 13, 2014.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.
Ocean Rig's 9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "9.5% Senior Unsecured Notes ") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The 9.5% Senior Unsecured Notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies 9.5% Senior Unsecured Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with notional amount of $57,000 resulting in a gain of $1,406. The remaining $18,000 senior unsecured notes were measured at fair value as of December 31, 2011 and a loss of $1,350 was recorded in "Other comprehensive income". During the period from March 15, 2012 to March 30, 2012, the remaining $18,000 of senior unsecured notes were also sold to third parties with a notional amount of $18,000 resulting in a gain of $709.

The 9.5% Senior Unsecured Notes were repurchased or redeemed by proceeds from from the 7.25% Senior Unsecured Notes offering discussed above, together with cash on hand.

Term bank loans and credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and June 2025. Interest rates on the outstanding loans as at December 31, 2014, are based on LIBOR plus a margin, except for an amount of $3,173,000 from the Loan facilities which are based on a fixed rate.

On March 28, 2014, the Company entered into a supplemental agreement relating to the loan agreement dated March 19, 2012, to amend certain financial covenants.
On May 29, 2014 the Company entered into a supplemental agreement to the loan agreement dated February 14, 2012 to amend certain definitions.
On July 7, 2014 the Company entered into an agreement with Commerzbank under the $35.0 million Senior Secured Credit Facility dated October 2, 2007, under which the Company agreed to make a cash prepayment of $2,700 to avoid a loan-to-value covenant breach.
On July 11, 2014, the Company entered into a supplemental agreement under the secured term loan facility dated July 23, 2008, to among other things, release the vessel Woolloomoloo from the collateral package under this loan.
On July 17, 2014, the Company signed a supplemental agreement under the secured term loan facility dated October 26, 2011 for a waiver of a certain financial covenant until December 31, 2014.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Term bank loans and credit facilities – continued:

On July 31, 2014, the Company signed a supplemental agreement under the secured term loan facility dated October 24, 2012, for the relaxation of a certain financial covenant until December 31, 2014.
On October 29, 2014, the Company entered into a senior secured credit facility with Nordea Bank for up to $170,000 to refinance the existing indebtedness under the Company's $325,000 Senior Credit Facility, which had a balance of $50,010 as of October 31, 2014. This facility has a five-year term, bears interest at LIBOR plus a margin, is repayable in quarterly installments and is secured by the six vessels that secured the $325,000 Senior Credit Facility, as well as three other vessels.

On November 12, 2014, the Company signed a supplemental agreement under the secured loan facility dated June 20, 2008, for relaxation of certain financial covenants.

On November 14, 2014, the Company entered into a facility agreement with ABN AMRO, for a secured bridge loan facility in an amount of $200,000. The loan is repayable through a single repayment installment. In connection with the ABN AMRO facility, on November 18, 2014, as required by that facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares registered, 45,129,069 Ocean Rig shares were initially pledged by the Company to ABN AMRO under the terms of the ABN AMRO facility which requires collateral coverage based on the prevailing 30-day Volume Weighted Average Price ("VWAP") at draw down. On January 9, 2015, the Company provided additional security in relation to the ABN AMRO facility in the form of 8,000,000 Ocean Rig shares owned by the Company. On January 20 and February 2, 2015, the Company made two prepayments of $10,000 and $5,000 plus accrued interest, respectively under this loan agreement.
On December 23, 2014, the Company entered into an agreement with the lender under its two Senior Secured Credit Facilities, dated October 5, 2007 and March 13, 2008. Under the terms of these agreements, among other things, the lender has agreed to waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity, and the Company has agreed to provide a pledge over 8,775,055 Ocean Rig shares owned by DryShips until December 31, 2014.
$1.35 billion Senior Secured Credit Facility

 On February 28, 2013, Drillships Ocean Ventures Inc., a majority owned subsidiary and Ocean Rig's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1,350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement was comprised of three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bore interest at LIBOR plus a margin and were repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities matured five years after the first drawdown date while the Eksportkreditt GIEK Facilities and Kexim Facilities matured five or eleven years after the first drawdown date at the lenders option. In connection with this loan, Ocean Rig paid $22.4 million as loan origination fees. On August 20, 2013 and December 20, 2013, the Company drew down an amount of $900,000 in aggregate under the above facility in connection with the deliveries of Ocean Rig Mylos and the Ocean Rig Skyros. On March 24, 2014, Ocean Rig drew down the remaining undrawn amount of $450,000, in connection with the delivery of Ocean Rig Athena.
Under the agreement, Ocean Rig would only pay dividends or make other distributions in respect of its capital stock under the $1,350,000 secured term loan facility in an amount of up to 50% of net income of each previous financial year, provided in each case that Ocean Rig maintained minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

On August 30, 2013, Ocean Rig signed a supplemental agreement to amend certain provisions in its $1,350,000 Senior Secured Facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013 onwards (50% of cumulative net income) and include a carve-out to pay additional dividends up to the higher of (i) $150,000 and (ii) 5% of Ocean Rig's net tangible assets. Furthermore, the minimum interest coverage ratio requirement would be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

On July 25, 2014, this facility was repaid in full and replaced by the $1,300,000 Senior Secured Term Loan B Facility (see below).

$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, Ocean Rig's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1,300,000 Senior Secured Term Loan B ("New Term Loan B") facility to repay the $1,350,000 Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1,300,000 on that date. The unamortized balance of the deferred finance fees associated with the loan repaid, amounting to approximately $19,797, was written off in the consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75,000 associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate and matures on July 25, 2021.

$1.9 billion term loan B facilitiy

On July 12, 2013,  Ocean Rig, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800,000 secured term loan agreement and the two $495,000 senior secured credit facilities, amounting to $1,519,168 in aggregate. The unamortized balance of the deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans were released upon the repayment. On July 26, 2013, Ocean Rig through its wholly-owned subsidiaries DFHI and Drillships Projects Inc., entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in a principal amount of $100,000.

On February 7, 2014, Ocean Rig refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

$12.5 million Sellers credit
On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company.  This credit was repayable to the yard in one bullet repayment two years after date of drawdown and it bore interest at 3% per annum. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig that the Company owns, which pledge would be automatically released upon repayment of the credit. During March 2013, the Company drew the total amount of $12,500. On January 8, 2015, this credit was repaid in full by the Company. On the date of repayment and termination of the loan agreement, the Company was released from its obligations and 1,602,500 shares of Ocean Rig UDW Inc. pledged by the Company to the shipyard were released and returned to the Company.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2013 and 2014, were $450,000 and $0, respectively.

The weighted-average interest rates on the above outstanding debt were: 6.35%, 6.63% and 6.60% for the years ended December 31, 2012, 2013 and 2014, respectively.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 9. Long-term Debt - continued:

The table below presents the movement for bank loans and notes throughout 2014:

Loan	Loan agreement date	Original Amount	December 31, 2013	New Loans	Repayments	December 31, 2014
Secured Credit Facility	October 2, 2007	$35,000	$17,000	-	(4,200)	$12,800
Secured Credit Facility	October 5, 2007	90,000	57,000	-	(4,000)	53,000
Secured Credit Facility	June 20, 2008	103,200	24,250	-	(3,000)	21,250
Secured Credit Facility	May 13, 2008	125,000	21,595	-	(5,889)	15,706
Secured Credit Facility	May 5, 2008	90,000	36,000	-	(6,000)	30,000
Secured Credit Facility	November 16, 2007	47,000	16,000	-	(2,000)	14,000
Secured Credit Facility	July 23, 2008	126,400	53,225	-	(10,600)	42,625
Secured Credit Facility	March 13, 2008	130,000	30,241	-	(1,336)	28,905
Secured Credit Facility	February 7, 2011	70,000	57,167	-	(4,667)	52,500
Secured Credit Facility	April 20, 2011	32,313	26,927	-	(2,154)	24,773
Secured Credit Facility	October 26, 2011	141,350	123,230	-	(10,840)	112,390
Secured Credit Facility	October 24, 2012	107,669	96,654		(8,405)	88,249
Senior Secured Credit Facility	February 28, 2013	1,350,000	890,000	450,000	(1,340,000)	-
Term Loan B Facility	July 12, 2013	1,900,000	1,895,250	-	(19,000)	1,876,250
Term Loan B Facility	July 25, 2014	1,300,000	-	1,300,000	(3,250)	1,296,750
Secured Credit Facility	March 31, 2006	753,637	174,406	-	-	174,406
Secured Credit Facility	March 19, 2012	87,654	16,980	-	(1,191)	15,789
Secured Credit Facility	February 14, 2012	122,580	115,590	-	(5,760)	109,830
Secured Bridge Credit Facility	November 14, 2014	200,000	-	200,000	-	200,000
Senior Secured Credit Facility	October 29, 2014	167,100	-	167,100	-	167,100
Secured Credit Facility	September 18, 2007	325,000	76,534	-	(76,534)	-
5% Convertible Senior Unsecured Notes	November 21, 2009	460,000	700,000	-	(700,000)	-
6.5% Drill Rigs Senior Secured Notes	September 20, 2012	800,000	800,000	-	-	800,000
7.25% Ocean Rig's Senior Unsecured Notes	March 26, 2014	500,000	-	500,000	-	500,000
9.5% Ocean Rig's Senior Unsecured Notes	April 14, 2011	$500,000	$500,000	-	(500,000)	$-

			$5,728,049	2,617,100	(2,708,826)	$5,636,323

The above loans and secured notes are secured by a first priority mortgage over the Company's vessels, drilling rigs and drillships, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. In addition, some of the vessels owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

As of December 31, 2014, the shipping segment was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of December 31, 2014, the shipping segment was in breach of certain financial covenants, contained in the Company's loan agreements relating to $259,537 of the Company's debt (Note 3). As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of its shipping segment's bank loans in breach amounting to $1,163,321 as current at December 31, 2014.

As of December 31, 2014, the Company was in compliance with all the financial covenants contained in its debt agreements relating to its drilling segment.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31 2012, 2013 and 2014, amounted to $222,635, $297,602 and $367,996, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The annual principal payments required to be made after December 31, 2014, including balloon payments, totaling $5,636,323 due through June 2025 are as follows:

2015	$1,195,323
2016	32,000
2017	832,000
2018	32,000
2019	532,000
2020 and thereafter	3,013,000
Total principal payments	5,636,323
Less: Financing fees and equity component of notes	(118,710)

Total debt	$5,517,613

10. Financial Instruments and Fair Value Measurements:

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 10. Financial Instruments and Fair Value Measurements - continued:

10.1 Interest rate swaps, cap and floor agreements: As of December 31, 2012,  2013 and 2014 the Company had outstanding 43, 27 and 24 interest rate swaps of $4.6 billion, $2.9 billion and $2.4 billion notional amount, respectively, maturing from January 2015 through November 2017.

Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2012, 2013 and 2014, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the unrealized loss accumulated in "Accumulated other comprehensive income/(loss)" for previously designated cash flow hedges, which as of December 31, 2010, amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2012, an amount of $22,904 was reclassified into the consolidated statement of operations. Included in the $22,904 is an amount of $13,088 that was transferred to the consolidated statements of operations immediately as a result of the early loan repayment, which ended the forecasted transaction.

Accumulated other comprehensive income/(loss) also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for vessels and drillships under construction and acquisitions" amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2013 and 2014, the amounts of $550 and $550, respectively were reclassified into the consolidated statement of operations.

The fair value of the above mentioned agreements equates to the amount that would be paid by the Company if the agreements were transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.

The change in the fair value of such agreements which do not qualify for hedge accounting for the years ended December 31, 2012, 2013 and 2014, amounted to gains of $54,506, $88,859 and $29,304, respectively and is included in "Gain/ (Loss) on interest rate swaps" in the accompanying consolidated statement of operations.

As of December 31, 2012, security deposits of $8,000 were provided as security by the Company. The Company has deposited also a cash collateral of $6,000 that was classified as current restricted cash. These amounts were released upon the delivery of the Ocean Rig Mylos and the Ocean Rig Skyros (Note 6).

As of December 31, 2013 and 2014, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet due to the market loss in the respective swap agreements as of the related dates.

10.2 Forward freight agreements: FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

As of December 31, 2013 and 2014, the Company had no open FFAs.

10.3 Foreign currency forward contracts: As of December 31, 2012, 2013 and 2014, the Company had no outstanding forward contracts.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013 Fair value	December 31, 2014 Fair value	Balance Sheet Location	December 31, 2013 Fair value	December 31, 2014 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments- current liabilities	$47,740	$30,447
Interest rate swaps	Financial instruments- non-current assets	14,741	11,086	Financial instruments- non-current liabilities	26,086	10,420

Total derivatives not designated as hedging instruments		$14,741	$11,086		$73,826	$40,867

Total derivatives		$14,741	$11,086	Total derivatives	$73,826	$40,867

During the years ended December 31, 2012, 2013 and 2014, the losses transferred from other comprehensive income/ (loss) to the statement of operations were $23,453, $550 and $550, respectively. The estimated net amount of existing losses at December 31, 2014, that will be reclassified into earnings within the next twelve months related with cash flow hedges is $550.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Interest rate swaps	Gain/(Loss) on interest rate swaps	$(54,073)	$8,373	$(15,528)

Total		$(54,073)	$8,373	$(15,528)

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

The Convertible Senior Notes, the OCR UDW Notes and the Drill Rigs Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the outstanding balance of the $1,900,000 and $1,300,000 Term Loan B Facilities that have a fixed rate is estimated through Level 2 of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Convertible Senior Notes, 9.5% Senior Unsecured Notes, Drill Rigs Notes and loans at December 31, 2013, is approximately, $700,000,  $531,250, $863,504 and $1,951,790, respectively compared to a carrying value net of finance fees of $649,966, $493,915, $784,485 and $1,839,170, respectively. The estimated fair value of the above 7.25% Senior Unsecured Notes and Drill Rigs Notes at December 31, 2014, is approximately $380,000 and $666,000, respectively, while the loan balances are approximately the same as their fair market values, compared to a carrying amount net of financing fees of $492,214, $788,224, $1,825,671 and $1,266,341, respectively.

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

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$14,741	$-	$14,741	$-
Interest rate swaps - liability position	$(73,826)	$-	$(73,826)	$-

Total	$(59,085)	$-	$(59,085)	$-

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps - asset position	$11,086	$-	$11,086	$-
Interest rate swaps - liability position	$(40,867)	$-	$(40,867)	$-

Total	$(29,781)	$-	$(29,781)	$-

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets held and used	$-	$71,000	$-	$(43,490)

Total	$-	$71,000	$-	$(43,490)

In accordance with the provisions of relevant guidance, four newbuildings with a carrying amount of $43,490 were written down to their fair values as determined based on the agreed sale price, resulting in an impairment charge of $43,490, which was included in the accompanying consolidated statement of operations for the year ended December 31, 2013 (Note 6).

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets held and used	$-	$10,500	$-	$(38,148)

Total	$-	$10,500	$-	$(38,148)

As a result of the impairment analysis performed for the year ended December 31, 2014, one of the Company's vessels, with a carrying amount of $48,648 was written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $38,148, which was included in the accompanying consolidated statement of operations for the year ended December 31, 2014 (Note 7).

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
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

	Year Ended December 31,
	2012	2013	2014

Net loss attributable to Dryships Inc.	$(246,778)	$(223,093)	$(47,512)
Transfers to the non-controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(81,760)	(45,542)	(4,758)

Net transfers to the non-controlling interest	(81,760)	(45,542)	(4,758)

Net loss attributable to Dryships Inc. and transfers to/from the non-controlling interest	$(328,538)	$(268,635)	$(52,270)

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital - continued:

Issuance of common shares

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23,655, after deducting commissions, while in 2014, 22,209,844 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $90,016, after deducting commissions.

On October 29, 2014, the Company successfully completed the offering of 250,000,000 shares of its common stock, par value $0.01 per share, at a price of $1.40 per share. As part of the offering, George Economou, the Company's Chairman, President and Chief Executive Officer, has purchased $80,000, or 57,142,000 shares, of common stock in the offering at the public offering price. The Company used the net proceeds of approximately $332,852 from the offering to repurchase a portion of its $700,000 principal amount of indebtedness under the 5.0% Convertible Senior Notes matured on December 1, 2014.

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

Treasury stock

During September 2011, April 2012 and January 2013 the share borrower described in Note 9 returned to the Company an aggregate of 21,000,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock. During December, 2014 the share borrower described in Note 9 returned to the Company the remaining 15,100,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company's Board of Directors declared a dividend payable of one preferred share purchase right, ("Right"), to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding common share. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock or additional shares of common stock. As of December 31, 2014, no exercise of any Rights had occurred. As of July 9, 2009, an amendment was effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital - continued:

Dividends
On May 8, 2014, Ocean Rig's Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders on record as of May 20, 2014. The dividend was paid in May, 2014.
On July 21, 2014, Ocean Rig's Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share, to shareholders on record as of August 1, 2014. The dividend was paid in August, 2014.
On October  15, 2014, Ocean Rig's Board of Directors declared a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share, to shareholders on record as of October 31, 2014. The dividend was paid in November, 2014.
Ocean Rig paid dividends amounting to $30,563, to shareholders other than the Company, during the year ended December 31, 2014.
12. Equity incentive plan

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

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to Fabiana, an entity that offers consultancy services to the Chief Executive Officer, Mr. George Economou. The shares vested quarterly in eight equal installments with the first installment of 125,000 common shares vesting on May 28, 2008. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $75.09 per share. As of December 31, 2014, the shares have vested in full.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors. The non-vested common stock vested evenly over a three-year period with the first vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59. As of December 31, 2014, these shares have vested in full.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares then reserved under the Plan were granted to an executive of the Company. The shares vested in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. The fair value of each share on the grant date was $3.54. As of December 31, 2014, the shares have vested in full.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares vested over a period of three years, with 1,000,000 shares vesting on the grant date; 1,000,000 shares vesting on December 31, 2010 and 2011, respectively; and 1,500,000 shares vesting on December 31, 2012. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of December 31, 2014, the shares have vested in full.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vested in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of December 31, 2014, the shares have vested in full.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan - continued:

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of December 31, 2014, 5,000,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of December 31, 2014, the shares have vested in full.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and 333,333 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share. As of December 31, 2014, 666,667 of these shares have vested.

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years, with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share. As of December 31, 2014, 400,000 of these shares have vested.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years, with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share. As of December 31, 2014, none of these shares have vested.

A summary of the status of the Company's non vested shares as of December 31, 2012, 2013 and 2014 and movement for the years ended December 31, 2012, 2013 and 2014, is presented below. There were no shares forfeited in 2012, 2013 and 2014.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2011	8,510,150	$5.60
Vested	(2,505,150)	5.83
Balance December 31, 2012	6,005,000	$5.50
Granted	1,000,000	2.01
Vested	(1,338,334)	4.63
Balance December 31, 2013	5,666,666	$5.09
Granted	3,300,000	1.87
Vested	(1,733,333)	4.31
Balance December 31, 2014	7,233,333	$3.81

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan - continued:

	Number of vested shares	Weighted average grant date fair value per vested shares
As at December 31, 2011	6,092,871	$17.23
Non vested shares granted in prior years and vested 2012	2,505,150	5.83

As at December 31, 2012	8,598,021	$13.91
Granted and vested	333,334	2.01
Non vested shares granted in prior years and vested 2013	1,005,000	5.50

As at December 31, 2013	9,936,355	$12.66
Granted and vested	400,000	3.26
Non vested shares granted in prior years and vested 2014	1,333,333	4.63

As at December 31, 2014	11,669,688	$11.42

As of December 31, 2012, 2013 and 2014, there was $19,725, $13,947 and $12,589 respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of four years. The stock-based compensation recognized to expenses amounted to $12,686, $7,790 and $7,516 and is recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, respectively. The total fair value of shares vested during the years ended December 31, 2012, 2013 and 2014, were $4,008, $5,394 and $2,561, respectively.

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan - continued:

Ocean Rig UDW Inc. – continued:

On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer. The shares vest over a period of two years with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

On March 31, 2014, Ocean Rig's Compensation Committee approved the grant of 161,200 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.

On August 19, 2014, Ocean Rig's Compensation Committee approved a bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.

On November 4, 2014, Ocean Rig's Compensation Committee approved the grant of 45,450 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $12.60 per share.

On December 30, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of 300,000 of Ocean Rig's common stock to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered to Ocean Rig during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $9.46 per share.

As of December 31, 2014, 309,452 shares have vested, while 171,626 shares were forfeited due to employees' resignations.

A summary of the status of Ocean Rig's non vested shares as of December 31, 2014 and movement during the year then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2012	73,500	$16.40
Granted	342,400	17.19
Forfeited	(15,900)	16.90
Vested	(160,133)	16.92

Balance December 31, 2013	239,867	$17.15
Granted	656,650	13.76
Forfeited	(78,576)	16.93
Vested	(205,143)	17.31

Balance December 31, 2014	612,798	$13.49

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan - continued:

Ocean Rig UDW Inc. – continued:

	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2012	2,500	$16.50
Granted and vested	117,133	17.18
Non vested shares granted in prior years and vested 2013	43,000	16.16
As at December 31, 2013	162,633	$16.90
Granted and vested	111,585	17.39
Non vested shares granted in prior years and vested 2014	93,558	17.20
Granted and vested shares in prior years, but cancelled during 2014	(58,324)	16.63
As at December 31, 2014	309,452	$17.22

As of December 31, 2013 and 2014, there was $2,724 and $6,235 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig, respectively. That cost is expected to be recognized over a period of two years. The amounts of $613, $3,634 and $3,576 represents the stock based compensation expense for each year accordingly and are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014.  The total fair value of shares vested during the years ended December 31, 2012, 2013 and 2014, was $37, $2,959 and $2,383, respectively. As of December 31, 2014, there were 139,202 shares of common stock which had been granted to employees and vested but which had not yet been issued by the Company.

13. Commitment and contingencies:

13.1 Legal proceedings

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

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado, a drillship owned by Ocean Rig, incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and, as a result, an additional amount of $20.2 million for the above covered event was recognized as revenue during the year ended December 31, 2014, and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of $39.1 was reimbursed during the year.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitment and contingencies - continued:

Ocean Rig's drilling rig, the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by Ocean Rig's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. Ocean Rig recorded a charge of $6.1 million during the year ended December 31, 2012, which is included in "Legal settlements and other, net" in the consolidated statements of operations.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of the drillship, the Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, Ocean Rig reached an out-of-court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013, was entered and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, Ocean Rig, having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of Ocean Rig, was notified by a letter dated November 13, 2013, that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Шre (NOK 77,383,803.58), $10.4 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2014)  plus interest and costs related to upgrades performed in the drilling unit the Leiv Eiriksson in late 2012 and early 2013. The counterparties reached an agreement during the year ended December 31, 2014.

13.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of December 31, 2014, for a period of three fiscal years:

Obligations:	Total	2015	2016	2017
Drillship building contracts	1,928,900	566,300	498,200	864,400
Total obligations	$1,928,900	$566,300	$498,200	$864,400

13.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of December 31, 2014, will be $132,470 during 2015, $104,130 during 2016, $103,296 during 2017, $72,735 during 2018, $32,682 during 2019 and $1,695 during 2020 and thereafter. These amounts do not include any assumed off-hire.

Under seven of the Company's charter agreements, the charterer has the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options are exercised, less $5,000 per vessel or, (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement will automatically be terminated on the date of completion of the current voyage. These options are exercisable beginning late March 2015 and throughout the term of the charter agreements which expire through 2020. The options will be amortized over the term of the charter agreements or when exercised, if earlier.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 14. Accumulated other comprehensive loss:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Year ended December 31,
	2013			2014
	Attributable to Dryships Inc	Attributable to non controlling interest	Total	Attributable to Dryships Inc	Attributable to non controlling interest	Total
Cash flows hedges realized loss	$(8,915)	$(6,083)	$(14,998)	$(8,570)	$(5,878)	$(14,448)
Actuarial pension gain	2,853	1,949	4,802	1,948	1,336	3,284
Total	$(6,062)	$(4,134)	$(10,196)	$(6,622)	$(4,542)	$(11,164)

15. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2012	2013	2014

Interest incurred on long-term debt	$205,070	$251,596	$317,445
Amortization and write-off of financing fees	17,565	46,006	50,551
Amortization of convertible notes discount	38,855	43,769	45,261
Amortization of share lending agreement-note issuance costs	2,983	2,974	2,733
Commissions, commitment fees and other financial expenses	4,622	57,498	34,256
Capitalized interest	(58,967)	(69,714)	(39,225)

Total	$210,128	$332,129	$411,021

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Segment information:

The Company has three reportable segments from which it derives its revenues: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of the deepwater drilling rig services of the drilling rigs and drillships through ownership of drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The tables below present information about the Company's reportable segments as of and for the years ended December 31, 2012, 2013 and 2014. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment			Drilling Segment			Tanker Segment				TOTAL
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Revenues	$227,141	$191,024	$205,630	$941,903	$1,180,250	$1,817,077	$41,095	$120,740	$162,817	$1,210,139	$1,492,014	$2,185,524
Vessels and rigs/drillships operating expenses	69,640	78,594	90,376	563,583	504,957	727,832	16,499	26,214	26,052	649,722	609,765	844,260
Depreciation and amortization	94,716	96,624	99,631	225,650	236,689	325,744	15,092	24,059	24,417	335,458	357,372	449,792
Loss on sale of assets	1,046	-	-	133	-	-	-	-	-	1,179	-	-
Contract termination fees and other	-	32,283	-	-	-	-	41,339	1,010	-	41,339	33,293	-
Impairment charge	-	43,490	38,148	-	-	-	-	-	-	-	43,490	38,148
General and administrative expenses	52,576	44,819	48,441	83,647	126,868	131,745	9,712	13,035	13,500	145,935	184,722	193,686
Gain/(loss) on interest rate swaps	(13,229)	(1,226)	(1,142)	(36,974)	8,616	(12,671)	(3,870)	983	(1,715)	(54,073)	8,373	(15,528)
Gain/(loss) on FFA's	(13,934)	(31,362)	-	-	-	-	13,934	31,362	-	-	-	-
Income taxes	-	-	-	(43,957)	(44,591)	(77,823)	-	-	-	(43,957)	(44,591)	(77,823)
Net income/(loss)	(115,423)	(265,399)	(206,303)	(129,396)	64,287	259,654	(43,774)	3,084	4,669	(288,593)	(198,028)	58,020
Net income/(loss) attributable to Dryships Inc.	(115,423)	(265,399)	(206,303)	(87,581)	39,222	154,122	(43,774)	3,084	4,669	(246,778)	(223,093)	(47,512)
Interest and finance cost	(95,545)	(102,656)	(102,806)	(112,316)	(218,384)	(298,839)	(2,267)	(11,089)	(10,540)	(210,128)	(332,129)	(412,185)
Interest income	3,645	2,900	1,074	553	9,595	12,227	5	3	9	4,203	12,498	13,310
Change in fair value of derivatives (gain)/loss	(41,801)	(42,125)	(21,069)	(16,063)	(44,383)	(15,909)	3,358	(2,351)	7,674	(54,506)	(88,859)	(29,304)
Total assets	$2,020,180	$1,777,176	$1,741,235	$6,278,860	$7,674,674	$8,095,212	$579,451	$671,842	$652,375	$8,878,491	$10,123,692	$10,488,822

A reconciliation of interest and finance costs and total segment assets with the consolidated amounts is as follows:

Interest and finance costs
Interest for reportab le segments	412,185
Elimination of intersegment interest	(1,164)
Total consolidated Interest and finance costs	411,021

Interest income
Interest for reportable segments	13,310
Elimination of intersegment interest	(1,164)
Total consolidated Interest income	12,146

Total Assets
Total Assets for reportable segments	10,488,822
Elimination of intersegment receivables	(117,219)
Total consolidated Assets	10,371,603

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Segment information - continued:

The drilling revenue shown in the table below is analyzed by country based upon the location where the drilling takes place:

	For the years ended December 31,
Country	2012	2013	2014
Ghana	$175,595	$-	$-
Norway	-	157,740	220,044
Brazil	233,569)	353,397	581,635
Greenland	136	-	-
Ivory Coast	-	86,486	97,232
Tanzania	196,415	72,083	-
Angola	79,884	227,603	807,742
Namibia	33,212	-	-
Falkland	166,795	-	-
Equatorial Guinea	56,297	-	-
Gabon/ West Africa	-	81,104	110,424
Liberia	-	55,601	-
Ireland	-	104,014	-
Sierra Leone	-	37,272	-
Other	-	4,950	-
Total leasing and service revenues	$941,903	$1,180,250	$1,817,077

The Company's vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

17. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	For the years ended December 31,
	2012			2013				2014
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(246,778)	-	$-	$(223,093)	-	$-	$(47,512)	-	$-
-Less: Non-vested common stock dividends declared and undistributed earnings	-	-	-	(56)	-	-	(697)	-	-
Basic EPS
Income/(loss) available to common stockholders	$(246,778)	380,159,088	$(0.65)	$(223,149)	384,063,306	$(0.58)	$(48,209)	456,031,628	$(0.11)
Dilutive effect of securities
Diluted EPS
Income/(loss) available to common stockholders	$(246,778)	380,159,088	$(0.65)	$(223,149)	384,063,306	$(0.58)	$(48,209)	456,031,628	$(0.11)

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

  17. Earnings per share - continued:

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the years ended December 31, 2012, 2013 and 2014, due to the losses in 2012, 2013 and 2014, respectively.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the years ended December 31, 2012, 2013 and 2014, since they are out-of-the-money.

18. Income Taxes:

18.1 Drybulk and Tanker Segments

Neither the Republic of the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands and Malta, the countries in which Dryships and the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

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

The Republic of the Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Republic of the Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

The Company believes that it satisfied the Publicly-Traded Test for its 2012, 2013 and 2014 Taxable Years and, therefore, 100% of the stock of its Republic of the Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Republic of the Marshall Islands. As such, each of the Company's Republic of the Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2014 taxable year.

18. Income Taxes - continued:

18.2 Drilling Segment:

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

The components of the Company's income/ (losses) before taxes are as follows:

	Year ended December 31,
	2012	2013	2014
Domestic loss (Republic of the Marshall Islands)	$(2,536)	$(66,604)	$(161,913)
Foreign income/(loss)	(85,843)	174,518	499,539
Total income/(loss) before taxes	$(88,379)	$107,914	$337,626

The components of the Company's tax expense were as follows:

	Year ended December 31,
	2012	2013	2014
Current Tax expense	$43,957	$44,591	$77,823
Income taxes	$43,957	$44,591	$77,823

Effective tax rate	(49.7)%	41.3%	23.1%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2014, approximately 64% of the current tax expense was related to withholding taxes in Angola. In 2013, approximately 72% of the current tax expense was related to withholding taxes in Angola, Tanzania, Sierra Leone, Liberia and Gabon, while in 2012 approximately 81% of the current tax expense was related to withholding taxes in Angola, Equatorial Guinea, Ivory Coast and Ghana.

Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2012	2013	2014
Change in valuation allowance	$6,311	$-	$-
Differences in tax rates	(3,896)	89	-
Effect of permanent differences	120	-	-
Adjustments in respect to current income tax of previous years	184	683	-
Tax rate on interest	-	742	-
Effect of exchange rate differences	(1,599)	7	-
Income tax	42,837	43,070	70,441
Taxes on litigation matters subject to statutory rates, including interest and penalties	-	-	7,382
Total	$43,957	$44,591	$77,823

Ocean Rig UDW has from 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2012, 2013 and 2014, most of its activities were in the Republic of the Marshall Islands with tax rate of zero.

Ocean Rig UDW is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Income Taxes - continued:

18.2 Drilling Segment - (continued):

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The Company has not recognized any deferred tax liability, while the significant components of deferred tax assets are as follows:

	Year ended December 31,
	2013	2014
Deferred tax assets
Net operations loss carry forward	$1,723	$-
Accelerated depreciation of assets	65	101
Pension	608	1,184
Total deferred tax assets	$2,396	$1,285

Less: valuation allowance	(2,396)	(1,285)
Total deferred tax assets, net	$-	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2014, the valuation allowance for deferred tax assets is decreased from $2,396 in 2013 to $1,285 in 2014 reflecting a decrease in net deferred tax assets during the year.

We are under tax audits in several jurisdictions for the years 2008 - 2012 and have not received any assessments or proposed assessment that we would expect to result in a material assessment of taxes.
The Company repatriates earnings from subsidiaries that are not subject to taxes and it has the intention to indefinitely reinvest the undistributed earnings of its subsidiaries that are subject to tax, thus no deferred tax liability would be recognized.

19. Subsequent Events:

20.1 On February 13, 2015 Ocean Rig executed definitive loan documentation for an up to a $475,000 syndicated secured term loan to partially finance the construction costs of the Ocean Rig Apollo. The facility has a 5 year term and approximate 12 year repayment profile and bears interest at LIBOR plus a margin.

20.2 On February 20, 2015, Tankships Investment Holdings Inc., a subsidiary of the Company, filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering.

20.3 On February 24, 2015, Ocean Rigs' Board of Directors declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015 and payable on or about March 23, 2015.

20.4 On March 5, 2015, Ocean Rig took delivery of the Ocean Rig Apollo and drew down an amount of $462,000 under the $475 million syndicated secured term loan in connection with the delivery.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Balance Sheets
December 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2013	2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$81	$119
Restricted cash	232	4,043
Due from related parties	21,223	23,223
Other current assets	664	116

Total current assets	22,200	27,501

NON-CURRENT ASSETS:
Investments in subsidiaries*	4,842,130	4,900,142

Total non-current assets	4,842,130	4,900,142

Total assets	$4,864,330	$4,927,643

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$820,820	$487,445
Due to subsidiaries*	1,405,024	1,428,489
Financial instruments	10,289	8,725
Due to related parties	51	2,194
Other current liabilities	6,596	6,175

Total current liabilities	2,242,780	1,933,028

NON-CURRENT LIABILITIES
Financial instruments	8,417	1,794

Total non-current liabilities	8,417	1,794

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and 2014; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2013 and 2014, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2013 and 2014; 432,654,477 and 706,064,321 shares issued and outstanding at December 31, 2013 and 2014, respectively	4,326	7,060
Treasury stock; $0.01 par value; 21,000,000 and 36,100,000 shares at December 31, 2013 and 2014, respectively	(210)	(361)
Additional paid-in capital	2,824,702	3,249,376
Accumulated other comprehensive loss	(6,062)	(6,622)
Accumulated deficit	(209,623)	(256,632)

Total stockholders' equity	2,613,133	2,992,821

Total liabilities and stockholders' equity	$4,864,330	$4,927,643

*    Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	for the year ended December 31,
	2012	2013	2014

EXPENSES:
General and administrative expenses	$(29,408)	$(21,090)	$(23,893)

Operating loss	(29,408)	(21,090)	(23,893)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(85,692)	(89,124)	(88,753)
Interest income	3,065	226	989
Loss on interest rate swaps	(9,513)	(774)	(739)
Other, net	672	(430)	(220)

Total other (expenses), net	(91,468)	(90,102)	(88,723)

Equity in earnings/(loss) of subsidiaries*	(125,902)	(112,404)	65,104

Net loss	$(246,778)	$(223,596)	$(47,512)

Loss per share, basic	(0.65)	(0.58)	(0.10)
Weighted average number of shares, basic	380,159,088	384,063,306	456,031,628
Loss per share, diluted	(0.65)	(0.58)	(0.10)
Weighted average number of shares, diluted	380,159,088	384,063,306	456,031,628

*    Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	for the year ended December 31,
	2012	2013	2014

- Net loss	$(246,778)	$(223,596)	$(47,512)
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on senior notes	2,059	-	-
- Reclassification of gain associated with Senior Notes to Consolidated Statement of Operations, net	(709)	-	-
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	15,261	-	-
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	371	331	327
- Actuarial gains/(losses)	(416)	2,087	(900)

Other comprehensive income/(loss)	$16,566	$2,418	$(573)

Comprehensive loss	$(230,212)	$(221,178)	$(48,085)

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	for the year ended December 31,
	2012	2013	2014

Net Cash Used in Operating Activities	$(86,475)	$(85,042)	$(68,370)

Cash Flows from Investing Activities:
Investments in subsidiaries	(107,463)	8,515	(32,250)
Dividends received	-	-	44,631
Restricted cash	408	52,033	(3,811)

Net Cash (Used in) Provided by Investing Activities	(107,055)	60,548	8,570

Cash Flows from Financing Activities:
Due to subsidiaries	131,516	(67,735)	23,465
Payments of convertible notes	(72,804)	(97,164)	(700,000)
Net proceeds from common stock issuance	-	23,438	421,911
Net proceeds from sale of shares in subsidiary	180,485	122,960	-
Proceeds from long-term term loans and notes	-	-	320,000
Payment of financing costs	(439)	(2,543)	(5,538)

Net Cash Provided by/ (Used in) Financing Activities	238,758	(21,044)	59,838

Net (decrease) / increase in cash and cash equivalents	45,228	(45,538)	38
Cash and cash equivalents at beginning of year	391	45,619	81

Cash and cash equivalents at end of year	$45,619	$81	$119

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2012 and 2013, did not receive cash dividends from its subsidiaries, while during the year ended December 31, 2014 the Company received cash dividend from its subsidiary amounting of $44,631.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2015.

The Parent Company is the borrower under the credit facilities dated March 31, 2006 and November 14, 2014, amounting to $374,406 at December 31, 2014 and guarantor under the remaining shipping segment's loans outstanding at December 31, 2014.

On November 14, 2014, the Company entered into a facility agreement, as mentioned above, for a secured bridge loan facility in an amount of $200,000. The loan is repayable through a single repayment installment.

On November 18, 2014, the Company entered into a $120,000 unsecured facility with its subsidiary company, Ocean Rig UDW.

In November 2009 and April 2010, the Parent Company issued $400,000 and $220,000, respectively, aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes"), which were due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 and $20,000, respectively, Notes were purchased. Accordingly, $460,000 and $240,000, respectively, in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 and $237,202, respectively, after underwriter commissions. During November 2014, the Company repurchased on the open market and cancelled $191,090 principal amount of its 5% convertible notes. On November 24, 2014, the Company repaid the remaining amount of its 5% convertible notes, amounting to $508,910.
The principal payments required to be made after December 31, 2014, for the loans discussed above are as follows:

Year ending December 31,	Amount
2015	$494,406

Total principal payments	494,406
Less-Financing fees	(6,961)
Total debt	$487,445

As of December 31, 2014, the Company was in breach of certain financial covenants, contained in its bank loan agreement. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified its bank loan amounting to $374,406 as current at December 31, 2014.

See Note 3 "Going concern" and Note 9 "Long-term Debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.