Form 20-F
period 2015-12-31
DryShips Inc.
filed 2016-04-27
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 20-F
__________________________
[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Mr. George Economou
Tel: + 30 210-80 90-570, Fax: + 30 210 80 90 585
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 26,881,846 shares of the registrant's common stock, $0.01 par value, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	our future operating or financial results;

●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;

●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

●	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;

●	our ability to successfully employ both our existing drybulk and offshore support vessels;

●	our offshore support contract backlog, contract commencements, offshore support contract terminations, offshore support contract option exercises, offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,

●	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	statements about drybulk shipping and offshore support market trends, charter rates and factors affecting supply and demand;

●	our expectations regarding the availability of vessel acquisitions; and

●	anticipated developments with respect to pending litigation.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; the failure of a seller to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors described in "Item 3.D. Risk Factors."

Please note in this annual report, "we", "us", "our", "DryShips" and "the Company", all refer to DryShips Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data are derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

3.A.(i)  STATEMENT OF OPERATIONS
	Year Ended December 31,
(In thousands of U.S. dollars except per share and share data)	2011	2012	2013	2014	2015
STATEMENT OF OPERATIONS
Total revenues	$1,077,662	$1,210,139	$1,492,014	$2,185,524	$969,825
Voyage expenses	20,573	30,012	103,211	117,165	65,286
Vessels and drilling units operating expenses	373,122	649,722	609,765	844,260	371,074
Depreciation and amortization	274,281	335,458	357,372	449,792	227,652
(Gain)/Loss on contract cancellation	(6,202)	—	—	1,307	28,241
Contract termination fees and other	—	41,339	33,293	—	—
Impairment loss and loss from sale of vessels and vessel owning companies	148,045	1,179	43,490	38,148	1,057,116
Gain from vessel insurance proceeds	(25,064)	—	—	—	—
General and administrative expenses – cash(1)	96,679	132,636	173,298	182,593	97,106
General and administrative expenses – non-cash	26,568	13,299	11,424	11,093	7,806
Legal settlements and other, net	—	(9,360)	4,585	(2,013)	(2,948)

Operating income/(loss)	169,660	15,854	155,576	543,179	(881,508)
Interest and finance costs	(146,173)	(210,128)	(332,129)	(411,021)	(172,132)
Interest income	16,575	4,203	12,498	12,146	527
Gain/(loss) on interest rate swaps	(68,943)	(54,073)	8,373	(15,528)	(11,601)
Other, net	9,023	(492)	2,245	7,067	(9,275)

Income/(loss) before income taxes and earnings of affiliated companies	(19,858)	(244,636)	(153,437)	135,843	(1,073,989)

Loss due to deconsolidation of Ocean Rig	—	—	—	—	(1,347,106)
Income taxes	(27,428)	(43,957)	(44,591)	(77,823)	(37,119)
Equity in net losses of affiliated company	—	—	—	—	(349,872)

Net Income/(loss)	(47,286)	(288,593)	(198,028)	58,020	(2,808,086)
Less: Net (income)/loss attribute to non-controlling interests	(22,842)	41,815	(25,065)	(105,532)	(38,975)

Net loss attributable to DryShips Inc.	$(70,128)	$(246,778)	$(223,093)	$(47,512)	$(2,847,061)
Net loss attributable to common stockholders	$(74,594)	$(246,778)	$(223,149)	$(48,209)	$(2,847,631)
Loss per common share attributable to DryShips Inc. common stockholders, basic	$(5.25)	$(16.23)	$(14.53)	$(2.64)	$(107.06)

Weighted average number of common shares, basic	14,205,791	15,206,364	15,362,532	18,241,265	26,598,361
Loss per common share attributable to DryShips Inc. common stockholders, diluted	$(5.25)	$(16.23)	$(14.53)	$(2.64)	$(107.06)
Weighted average number of common shares, diluted (2)	14,205,791	15,206,364	15,362,532	18,241,265	26,598,361

_______________________
(1)	Cash compensation to members of our senior management and our directors amounted to $6.8 million, $5.7 million, $4.8 million, $5.8 million, and $8.4 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively.
(2)	All previously reported share and per share amounts have been restated to reflect the reverse stock split.

3.A.(ii)  BALANCE SHEET AND OTHER FINANCIAL DATA
	As of and for the Year Ended December 31,

(In thousands of U.S. dollars except share data and fleet data)	2011	2012	2013	2014	2015
BALANCE SHEET DATA
Total current assets	$570,077	$903,529	$1,184,199	$1,215,044	$269,067
Total assets	8,621,689	8,878,491	10,123,692	10,359,370	476,052
Current liabilities, including current portion of long-term debt, net of deferred finance cost	756,263	1,573,529	2,171,714	1,609,527	354,640
Total long-term debt, including current portion	4,241,835	4,386,715	5,568,003	5,517,613	340,622
DryShips common stock	170	170	173	282	283
Number of shares issued	16,990,484	16,990,483	17,306,172	28,242,566	28,326,566
Total DryShips Inc. stockholders' equity	3,145,328	2,846,460	2,613,636	2,992,821	121,412

OTHER FINANCIAL DATA
Net cash provided by operating activities	$349,205	$237,529	$245,980	$475,108	$215,747
Net cash used in investing activities	(1,822,394)	(389,947)	(1,234,330)	(754,717)	(465,698)
Net cash provided by/(used in) financing activities	1,332,802	243,225	1,241,542	250,709	(316,291)

EBITDA (1)	$384,021	$296,747	$523,566	$984,510	$(2,371,710)

DRYBULK FLEET DATA:
Average number of vessels (2)	35.80	35.67	37.15	38.69	35.78
Total voyage days for drybulk carrier fleet (3)	12,831	13,027	13,442	13,889	12,562
Total calendar days for drybulk carrier fleet (4)	13,068	13,056	13,560	14,122	13,060
Drybulk carrier fleet utilization (5)	98.19%	99.78%	99.13%	98.35%	96.19%

(In Dollars)
AVERAGE DAILY RESULTS:
Time charter equivalent (6)	$26,912	$15,896	$12,062	$12,354	$9,171
Vessel operating expenses (7)	6,271	5,334	5,796	6,400	6,715

TANKER FLEET DATA:
Average number of vessels (2)	2.64	6.27	9.86	10.00	6.21
Total voyage days for tanker fleet (3)	963	2,293	3,598	3,650	2,168
Total calendar days for tanker fleet (4)	963	2,293	3,598	3,650	2,267
Tanker fleet utilization	100%	100%	100%	100%	95.63%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent (6)	$12,592	$13,584	$12,900	$21,835	$36,389
Vessel Operating Expenses (7)	9,701	7,195	7,286	7,138	8,721

OFFSHORE SUPPORT FLEET DATA:
Average number of vessels (2)	-	-	-	-	6.00
Total voyage days for offshore support fleet (3)	-	-	-	-	426
Total calendar days for offshore support fleet (4)	-	-	-	-	426
Offshore support fleet utilization	-	-	-	-	100%

(In Dollars)
AVERAGE DAILY RESULTS:	-	-	-	-
Time Charter Equivalent (6)	$-	$-	$-	$-	$18,460
Vessel Operating Expenses (7)	-	-	-	-	9,336

(1)	EBITDA, a non-U.S. GAAP measure, represents net income/(loss) before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company measures its operations. Please see below for a reconciliation of EBITDA to net loss attributable to DryShips, the most directly comparable financial measure calculated in accordance with U.S. GAAP.
(2)	Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period divided by the number of calendar days in that period.
(3)	Total voyage days for the respective fleet are the total days the vessels in that fleet were in the Company's possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys.
(4)	Calendar days are the total days the vessels in that fleet were in the Company's possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(6)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The tables below reflect the calculation of our TCE rates for the periods presented.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

		For the Year Ended December 31,
(U.S. dollars in thousands)	2011	2012	2013	2014	2015

Net loss attributable to DryShips Inc.	$(70,128)	$(246,778)	$(223,093)	$(47,512)	$(2,847,061)
Add: Net interest expense	129,598	205,925	319,631	398,875	171,605
Add: Depreciation and amortization	274,281	335,458	357,372	449,792	227,652
Add: Income taxes	27,428	43,957	44,591	77,823	37,119
Add: Net income/(loss) attributable to Non controlling interests	22,842	(41,815)	25,065	105,532	38,975
EBITDA	$384,021	$296,747	$523,566	$984,510	$(2,371,710)

Drybulk Carrier Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates,
which are expressed in U.S. dollars and voyage days)	2011	2012	2013	2014	2015

Voyage revenues (8)	$365,361	$227,141	$191,024	$205,630	$138,828
Voyage expenses	(20,047)	(20,064)	(28,886)	(34,044)	(23,619)
Time charter equivalent revenues	$345,314	$207,077	$162,138	$171,586	$115,209
Total voyage days for drybulk fleet	12,831	13,027	13,442	13,889	12,562
Time charter equivalent (TCE) rate	$26,912	$15,896	$12,062	$12,354	$9,171

Tanker Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates, which are
expressed in U.S. dollars and voyage days)	2011	2012	2013	2014	2015

Voyage revenues	$12,652	$41,095	$120,740	$162,817	$120,304
Voyage expenses	(526)	(9,948)	(74,325)	(83,121)	(41,413)
Time charter equivalent revenues	$12,126	$31,147	$46,415	$79,696	$78,891
Total voyage days for tanker fleet	963	2,293	3,598	3,650	2,168
Time charter equivalent (TCE) rate	$12,592	$13,584	$12,900	$21,835	$36,389

Offshore support Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates, which are
expressed in U.S. dollars and voyage days)	2011	2012	2013	2014	2015

Voyage revenues	$-	$-	$-	$-	$8,118
Voyage expenses	-	-	-	-	(254)
Time charter equivalent revenues	$-	$-	$-	$-	$7,864
Total voyage days for offshore support fleet	-	-	-	-	426
Time charter equivalent (TCE) rate	$-	$-	$-	$-	$18,460

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

Risk Factors Relating to the Drybulk Shipping Industry and Offshore Support Vessel Industry

Charterhire rates for drybulk carriers are volatile and remain significantly below their historical highs, which has had and may continue to have an adverse effect on our revenues, earnings and profitability and our ability to comply with our loan covenants.

The degree of charterhire rate volatility among different types of drybulk vessels has varied widely; however, the prolonged downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the overall drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded an all-time low of 290 on February 10, 2016 and there can be no assurance that the drybulk charter market will increase, and the market could decline further.

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

Because we currently employ 16 of our vessels in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have four vessels scheduled to come off of their current charters in 2016 for which we will be seeking new employment. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

An over-supply of drybulk carrier capacity is expected to continue to prolong and further depress the current low charter rates and, in turn, continue to adversely affect our profitability.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of January 1, 2016, newbuilding orders had been placed for an aggregate of more than 16% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Currently, some of our spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our offshore support vessels rely on the oil industry generally and the offshore drilling industry specifically, and volatility in the oil industry impacts demand for our services.

Our fleet includes 6 offshore supply vessels, or OSVs, which we acquired in 2015, comprising 2 platform supply vessels and 4 oil spill recovery vessel.  Demand for those vessels' services depends on activity in offshore oil exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

•	prevailing oil and natural gas prices;
•	expectations about future prices and price volatility;
•	cost of exploring for, producing and delivering oil and natural gas;
•	sale and expiration dates of available offshore leases;
•	demand for petroleum products;
•	current availability of oil and natural gas resources;
•	rate of discovery of new oil and natural gas reserves in offshore areas;
•	local and international political, environmental and economic conditions;
•	technological advances; and
•	ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.
The level of offshore exploration, development and production activity has historically been volatile. Over the last eighteen months, oil prices have experienced a significant and prolonged downturn. Meanwhile, there have not occurred similar significant decreases in the cost for exploration, development and production.  Oil companies are holding back new contracts for drilling rigs and this may eventually lead to reduced utilization of the rig fleet and correspondingly our OSVs.  In addition, there is a risk that the worldwide OSV fleet will increase more than the demand for such vessels.  Any such decrease in activity or increase in worldwide fleet growth that surpasses demand is likely to reduce our day rates and our utilization rates and, therefore, could have a material effect on our financial condition and results of operations.

An increase in the supply of OSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.

Charter rates for OSVs depend in part on the supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:

•	constructing new vessels;
•	moving vessels from one offshore market area to another;
•	converting vessels formerly dedicated to services other than offshore marine services; or

•	vessel charters expiring and not being rechartered or vessels charters being terminated.

In the last years, construction of OSVs has increased. The addition of new vessel capacity to the worldwide offshore supply vessel fleet or declining offshore oil drilling and production activities are likely to increase competition in those markets where we presently operate which could reduce day rates and utilization rates which would, in turn, affect our financial condition, results of operations and cash flows.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to continue to breach certain covenants in some of our credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

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

In addition, as vessels grow older, they generally decline in value. If the market values of our vessels, which are at relatively low levels, decrease further, we may continue to be in non- compliance with certain covenants in some of our credit facilities secured by mortgages on our drybulk vessels, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing.

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values persist at their current levels or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. Due to our decision to sell certain vessels and based on the agreed-upon sales price, an impairment charge of $43.5 million, for the year ended December 31, 2013, was recognized. Furthermore, as a result of the impairment review for the year ended December 31, 2014 it was determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $38.1 million was recognized. During 2015 and as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies it was determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $83.9 million was recognized. In addition, due to our decision to sell certain vessels and vessel owning companies and based on the agreed-upon sales price, as well as due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell,  an impairment charge of $967.1 million was recognized, for the year ended December 31, 2015.

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities and oil in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 6.8% for the year ended December 31, 2015, as compared to approximately 7.2% for the year ended December 31, 2014, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping and oil tanker companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

If economic conditions throughout the world do not improve, this will impede our results of operations, financial condition and cash flows.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The presence of the United States and other armed forces in Afghanistan and Syria, additional acts of terrorism and armed conflict around the world may contribute to further economic instability in global financial markets.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The current sovereign debt crisis in certain Eurozone countries, such as Greece, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future.  Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.

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

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased margins or interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business or otherwise take advantage of business opportunities as they arise.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, in Mumbai on November 26, 2008 and in Paris on November 13, 2015, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Our business and the operation of our drybulk and offshore support vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

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

Our credit facilities require us to satisfy certain financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio and (vi) a minimum working capital level.  In addition, our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels  under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or a loan-to-value ratio.  Events beyond our control, including changes in the economic and business conditions in the international markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facilities. Our ability to maintain compliance also depends substantially on the value of our assets, our charterhire , our ability to obtain charters , our success at keeping our costs low and our ability to successfully implement our overall business strategy.

A violation of any of the financial covenants in our credit facilities, absent a waiver of the breach from our lenders, or a violation of the loan-to-value ratios in our credit facilities, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities that would allow all amounts outstanding thereunder to be declared immediately due and payable. In addition, all of our credit facilities contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities.  If the amounts outstanding under our indebtedness were to be accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

As of December 31, 2015, we were in breach of certain financial covenants while three bank facilities have matured and we have not made the final balloon installments. Accordingly, these three lenders have declared an event of default. For the remaining bank facilities, we have elected to suspend principal repayments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all bank loan agreements, we have classified the bank loans amounting to $218.2 million, as current liabilities, while the remaining loan balances in breach of $103.7 million are classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies.

During the year ended December 31, 2015, we made various prepayments and repaid in full the balance under a loan agreement dated November 14, 2014, on October 16, 2015.

On May 26, 2015 and July 10, 2015, we made two prepayments of $15.0 million and $10.0 million, respectively, under a loan agreement dated October 29, 2014. On August 18, 2015 we entered into a supplemental agreement to amend certain terms of the aforementioned loan.

During 2015, and in connection with the sale of our entire tanker fleet, we repaid in full the loans relating to our tanker segment.

On July 29, 2015, we repaid in full the outstanding amount of $37.3 million under the secured term loan facility, dated July 23, 2008.

On August 20, 2015, we repaid in full the outstanding amount of $12.8 million under a loan dated October 2, 2007.

On August 21, 2015, we entered into a supplemental agreement to the loan agreement dated March 13, 2008, to extend the maturity of the loan to October 13, 2015.

On August 21, 2015 we also repaid in full the outstanding amounts of $12.8 million and $27.0 million, under the two loans dated May 13, 2008 and May 5, 2008, respectively.

On October 1, 2015 we repaid $19.2 million, under a loan agreement dated March 31, 2006.

On October 13, 2015 the shares of the shareholders of the vessel owning companies of the vessels Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena were delivered to their new owner who also assumed in full the respective outstanding amount of the loan agreement dated October 29, 2014, which had a balance of $130.9 million.

On November 6, 2015, we repaid in full the assumed bank debt, of $45.5 million relating to our purchase of the issued and outstanding share capital Nautilus Offshore Services, Inc. ("Nautilus").

On November 25, 2015, we made a prepayment of $5.3 million under the loan agreement dated October 5, 2007.

On December 11, 2015, we repaid $12.4 million, under a loan agreement dated March 31, 2006.

 We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt facilities. We cannot guarantee that we will be able to obtain our lenders consent, with respect to the aforementioned noncompliance under our credit facilities, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities, under which a total of $341.9 million, including $103.7 million classified as "Liabilities held for sale" in the consolidated balance sheet as at December 31, 2015 included in this annual report, due to the sale of the respective vessels, was outstanding as of December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. Further, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our audited financial statements included in this report that expresses substantial doubt about our ability to continue as a going concern. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record further impairment adjustments to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any additional amendments to our credit facilities, that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the margin and lending rates they charge us on our outstanding indebtedness.

As of March 31, 2016, some of our lenders had declared an event of default under the relevant loan agreements. In addition, our breaches under certain loan agreements constitute potential events of default that may result in acceleration of such indebtedness and potential cross-acceleration or cross-default events under our other credit facilities.

We expect that our lenders could demand payment of the loans under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, especially those loans where we are not paying scheduled loan installments as they fall due. We plan to pay loan interest with cash expected to be generated from operations. We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and offshore support fleet with cross-default provisions which amounted to approximately $341.9 million, including $103.7 million classified as "Liabilities held for sale" in the consolidated balance sheet as at December 31, 2015 included in this annual report due to the sale of the respective vessels, in the aggregate as of December 31, 2015, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We have implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, or the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Section 404 requires us to include in our annual reports on Form 20-F (i) our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting and (ii) our independent registered public accounting firm's attestation to and report on the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business.

Our inability to comply with certain financial and other covenants under our loan agreements relating to our shipping segments and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2015, we were in breach of certain financial covenants and our lenders may choose to accelerate our indebtedness. As a result, we reported a working capital deficit of $85.6 million at December 31, 2015. Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue and enter into firm financing agreements to meet our scheduled obligations as they become due and the continued support of our lenders. These conditions raise significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might result in the event the Company is unable to continue as a going concern.

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

In addition to the loan-to-value ratio requirements and financial covenants relating to our financial position, operating performance and liquidity contained in our credit facilities, our credit facilities also contain restrictions on our ability to, among other things:

●	enter into other financing arrangements;
●	incur or guarantee additional indebtedness;
●	create or permit liens on our assets;
●	consummate a merger, consolidation or sale of our all or substantially all of our assets or the shares of our subsidiaries;

●	make investments;
●	change the general nature of our business;
●	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;
●	incur dividend or other payment restrictions;
●	change the management and/or ownership of our vessels;
●	enter into transactions with affiliates;
●	transfer or sell assets;
●	amend, modify or change our organizational documents;
●	make capital expenditures;

●	change the flag, class or management of our vessels;
●	drop below certain minimum cash deposits, as defined in our credit facilities; and
●	compete effectively to the extent our competitors are subject to less onerous restrictions.

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

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under the agreements governing our indebtedness, including a default under our credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under our credit facilities could proceed against the collateral securing that indebtedness. In any such case, we may be unable to repay the amounts due under our credit facilities. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

We have substantial indebtedness, which could adversely affect our financial health.

As of December 31, 2015, on a consolidated basis, we had $341.9 million in aggregate principal amount of indebtedness outstanding, including $103.7 million classified as "Liabilities held for sale" due to the sale of the respective vessels and $30.0 million in additional credit available to us under our credit facilities.

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

Three of our bank facilities have matured and we have not made the final balloon installment. For the remaining bank facilities, we have elected to suspend principal repayments to preserve cash liquidity.

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk and offshore support shipping industries or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure time charters at acceptable rates. Our ability to renew our existing time charters or obtain new time charters at acceptable charterhire or at all will depend on the prevailing economic and competitive conditions.

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

As of December 31, 2015, seven of our vessels were employed under time charters and four of these vessels were employed by one charterer. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter-hire or attempt to renegotiate charter rates.

Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, four of which are scheduled to expire in 2016, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

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

Some of our offshore support contracts may be terminated early due to certain events.

Our customers under our offshore support contracts have the right to terminate our offshore support contracts. Generally, our contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.

In addition, during periods of challenging market conditions, our customers may no longer need a offshore support vessel that is currently under contract or may be able to obtain a comparable vessel at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their offshore support contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

Our future contracted revenue for our fleet of offshore support vessels may not be ultimately realized.

As of April 11, 2016, the future contracted revenue for our fleet of operating offshore support vessels, was approximately $28.0 million under firm commitments. We may not be able to perform under our time-charter contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results.

The operations of our OSVs may be subject to seasonal factors dependent upon which region of the world they are operating.  Since inception our OSVs have operated only offshore Brazil.  However, if the terms and conditions for operations in other areas, such as the Barents Sea, West Africa, the Gulf of Mexico or the North Sea, are favorable, we may fix contracts for our vessels also in these markets.

Operations offshore Brazil are generally cyclical affecting the movement and servicing of drilling rigs.  This is likely to have an impact on our financial condition and results of operations, cash flows.  Operations in any other market where we charter our OSVs could also be affected by seasonality, related to such things as unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

Doing business in certain countries creates certain risks.

We operate three of our OSVs in Brazil and have certain agreements with local companies as a result of local laws requiring local company to perform certain operations. While the local company knowledge and experience, entering into these types of agreements often requires us to surrender a measure of control, and occasions may arise when we do not agree with the business goals and objectives of the local company, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of the relationship could disrupt our operations,  or affect the continuity of our business. If we are unable to resolve issues with the local company, we may decide to terminate these agreements and either locate a different local company and continue to work in the area or seek opportunities for our assets in another market. The unwinding of a local company could prove to be difficult or time-consuming, and the loss of revenue related to the termination of the agreements with the local company and costs related to the sourcing of a new local company or the mobilization of assets to another market could adversely affect our financial condition, results of operations or cash flows.

The geographic concentration of our operations offshore Brazil subjects us to an increased risk from factors specifically affecting that area.

Three of our OSVs are currently concentrated offshore Brazil. Some or all of these vessels could be affected should such region experience:

•	severe weather or natural disasters;

•	moratoria on drilling or permitting delays;

•	delays in or the inability to obtain regulatory approvals;

•	delays or decreases in oil production;

•	delays or decreases in the availability of drilling rigs and related equipment, facilities, personnel or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; and/or

•	changes in the regulatory, political and fiscal environment.

Due to the concentrated nature of our OSVs offshore Brazil, a number of our vessels could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that operate OSVs in a more diverse geographic area.

Our OSV vessels may be subject to "blocking" in Brazil, the result of which may adversely effect our earnings and results of operations.

Regulations in Brazil stipulate that a Brazilian-built vessel can contest the charter of international vessels and take that work from the current foreign-built holder of the vessel charter ("blocking"), while the charterer bears no liability to pay a termination fee. Further, "blocking" is not limited only to vessels run by Brazilian shipowners but also foreign owners operating Brazilian vessels. "Blocking" has been on the rise in the offshore downturn and has left non-Brazilian operated vessels, such as ours, at an increased risk. It is assumed that this tactic will increase as the downturn continues.  If one of our vessels becomes the subject of "blocking," it may adversely affect our earnings and results of operations.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 20 drybulk vessels, of which 16 vessels are employed in the spot market and four are receiving index linked rate, exposing us to fluctuations in spot market charter rates. In addition, we currently employ three out of our offshore support vessels under time charters. Further, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters.

Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the drybulk and offshore support spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, the drybulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for drybulk capacity. The recent global economic crisis may further reduce demand for transportation of drybulk cargoes over longer distances and supply of drybulk vessels to carry such drybulk cargoes, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. In making estimates concerning the daily time charter equivalent for the unfixed days, the Company utilizes the most recent ten year historical average for similar vessels and other available market data over the remaining estimated life of the vessel, assumed to be 25 years for drybulk vessels and 30 years for offshore supply vessels from the delivery of the vessel from the shipyard.

During 2015 and as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies it was determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $83.9 million was recognized. In addition, due to our decision to sell certain vessels and vessel owning companies and based on the agreed-upon sales price, as well as due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, an impairment charge of $967.1 million was recognized, for the year ended December 31, 2015. As a result of the impairment review as of December 31, 2014, we determined that the carrying amounts of our assets held for use were recoverable, except for one drybulk vessel for which an impairment charge of $38.1 million was recognized, and, concluded that no further impairment loss was necessary for 2014. However, due to our decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $43.5 million and $0 million, for each of the years ended December 31, 2013 and 2014, respectively, was recognized.

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

From time to time in the future, we may also undertake new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our vessels become older. Some of these expenditures are unplanned. These projects together with other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

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

These factors may contribute to cost variations and delays in the delivery of  newbuilding vessels. Delays in the delivery of these newbuilding vessels or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a charter agreement, pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for vessel upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our vessels that may undergo upgrade, refurbishment and repair may not earn charterhire, during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

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

If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, that vessel would be unable to carry cargo or operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

The hull and machinery of every commercial drybulk and offshore support vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. All of our drybulk vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). Each of our operating offshore support vessels is certified as being "in class" by American Bureau of Shipping. Our six operating offshore support vessels are due for their first Special Periodical Surveys in 2017.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of March 31, 2016, the 20 vessels in our drybulk carrier fleet had an average age of 13.0 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our drybulk or offshore support vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

We may not be able to maintain or replace our offshore support vessels as they age.

The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing offshore support vessels units to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement offshore support vessels.

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

As of December 31, 2015, we had entered into nine interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2015 did not, and our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. At December 31, 2015, the fair value of our interest rate swaps was a net liability of $2.2 million.

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

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for our vessels, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for our offshore support vessels is receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling units until June 8, 2015, which we deconsolidated Ocean Rig UDW Inc. ("Ocean Rig"), were paid in Euros, Brazilian Real or other currencies depending in part on the location of our operations. For the year ended December 31, 2015, approximately 46% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. Our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

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

We depend entirely on TMS Bulkers and TMS Offshore Services to manage and charter our drybulk and offshore support fleet, respectively.

We currently have 18 employees, including our President and Chief Executive Officer, our Executive Vice President, our Chief Financial Officer, our Vice President of Offshore and our Financial Controller. Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk vessels including crewing, maintenance and repair, to TMS Bulkers. TMS Bulkers is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. George Economou. On October 21, 2015 we acquired 97.44% of the issued and outstanding share capital of Nautilus and on November 24, 2015, acquired the remaining 2.56% which indirectly through its subsidiaries owns six OSVs with management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management. The loss of the services or TMS Bulkers or TMS Offshore Services, or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against TMS Bulkers and TMS Offshore Services, if they default on their obligations to us, we will have no recourse against either of them. Further, we are required to seek approval from our lenders to change our manager.

Under our management agreements with TMS Bulkers and TMS Offshore Services, TMS Bulkers and TMS Offshore Services shall not be liable to us for any losses or damages arising in the course of their performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Bulkers or TMS Offshore Services, their employees or agents and in such case TMS Bulkers' or TMS Offshore Services's liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Bulkers and TMS Offshore Services shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they are shown to have resulted from a failure by TMS Bulkers or TMS Offshore Services to perform their obligations with respect to management of the crew. Except to the extent of the liability cap described above, we have agreed to indemnify TMS Bulkers and TMS Offshore Services and their employees and agents against any losses incurred in the course of the performance of the agreement.

TMS Bulkers and TMS Offshore Services are privately held companies and there is little or no publicly available information about them.

The ability of TMS Bulkers and TMS Offshore Services to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair TMS Bulkers' and TMS Offshore Services's financial strength, and because they are privately held it is unlikely that information about their financial strength would become public unless TMS Bulkers or TMS Offshore Services began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting TMS Bulkers or TMS Offshore Services, even though these problems could have a material adverse effect on us.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on our ability and the ability of TMS Bulkers and TMS Offshore Services to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, TMS Bulkers or TMS Offshore Services experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Our Chairman, President and Chief Executive Officer has affiliations with TMS Bulkers and TMS Offshore Services which could create conflicts of interest.

Our major shareholder is controlled by Mr. George Economou, who controls five entities that, in the aggregate, were deemed to beneficially own, directly or indirectly, approximately 17.6% of our outstanding common shares as of March 31, 2016.  Mr. Economou controls TMS Bulkers and TMS Offshore Services. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and TMS Bulkers and TMS Offshore Services, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by TMS Bulkers or TMS Offhore and/ or other companies affiliated with TMS Bulkers or TMS Offshore Services and Mr. Economou.

In particular, TMS Bulkers or TMS Offshore Services may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

We no longer own a majority of the shares of Ocean Rig, and this has led to the deconsolidation of Ocean Rig. This has materially affected our financial results, for accounting purposes, and going forward our financial results will differ significantly from those reported in prior years.

As of June 8, 2015, we no longer owned a majority of the shares of Ocean Rig. As a result, from June 8, 2015, Ocean Rig became our affiliated entity and not our controlled subsidiary. Accordingly, as of June 8, 2015, Ocean Rig's financial results have been deconsolidated for accounting purposes from our financial results. The deconsolidation of Ocean Rig, resulted in a significant loss on change of control of $1.3 billion and will have a material effect on our future financial results, relative to our financial results prior to the deconsolidation. As a result, our financial results for the fiscal year ended 2015 differ significantly from prior years. See Note 10 to our Audited Financial Statements included herein for further discussion of the impact of the deconsolidation of Ocean Rig. We subsequently sold all of our shares of Ocean Rig to Ocean Rig Investments, Inc., a subsidiary of Ocean Rig, on April 5, 2016.

We depend on officers and directors who are associated with Ocean Rig, a company in which we have a substantial equity investment and which may create conflicts of interest.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. George Economou, is also the Chairman, President and Chief Executive Officer of Ocean Rig., a company which although we do no longer consider as one of our subsidiaries and in which we no longer hold any equity interests.. In addition, our Executive Vice President, Mr. Anthony Kandylidis is also the Executive Vice President of Ocean Rig. Mr. Economou has fiduciary duties to manage the business of Ocean Rig in a manner beneficial to Ocean Rig and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition, Messrs. Economou and Kandylidis may have conflicts of interest when faced with decisions that could have different implications for us than they do for Ocean Rig. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, we have engaged Vivid Finance Ltd, TMS Bulkers Ltd. and TMS Offshore Services Ltd., companies controlled by Mr. Economou to provide consulting and other services relating to our vessels, as well as financing matters relating to us and our subsidiaries. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.

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

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our offshore support could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide offshore support operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings in our offshore support segment, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States or Brazil, our effective tax rate on our worldwide earnings from our offshore support operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries that provide services relating to offshore support may be subject to taxation in the jurisdictions in which such activities are conducted. Such taxation would result in decreased earnings available to our shareholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor's particular situation under U.S. federal, state, local and foreign law.

Our vessels may call on ports located in or may operate in, countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

During the year ended December 31, 2015, none of our vessels has called on ports located in, and none of our offshore support vessels has operated in, countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria; however our vessels and offshore support vessels may call on ports or operate in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

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

For our drybulk vessels, we may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world's commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Although there is no cap to the amount of such supplemental calls, historically, supplemental calls for our drybulk fleet have ranged from 0% to 40% of the annual insurance premiums, and in no year were such amounts material to the results of our operations.

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

While we conduct maintenance on our offshore support vessels in an effort to prevent such releases, future releases could occur, especially as our vessels age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our vessels, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

We expect that we will be able to obtain some degree of contractual indemnification from our customers in most of our offshore support contracts against pollution and environmental damages. But such indemnification may not be enforceable in all instances, the customer may not be financially capable in all cases of complying with its indemnity obligations or we may not be able to obtain such indemnification agreements in the future.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and anti – bribery and anti – corruption regulations in other jurisdictions in which we operate could result in fines, criminal penalties, offshore support contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and anti – corruption and anti – bribery laws in other jurisdictions in which we operate such as Brazil and the U.K. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Relating to Our Common Shares

Our Chairman, President and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, approximately 17.6% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of March 31, 2016, our Chairman, President and Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, approximately 17.6% of our outstanding common shares and therefore may have the power to exert considerable influence over our actions. On December 30, 2015, we elected to convert $10.0 million of the outstanding principal amount of our secured revolving credit facility entered with Sifnos Shareholders Inc. a company controlled by Mr. Economou, on October 21, 2015 into 4,000,000 of our Series B Preferred Stock (100,000,000 before the reverse stock split).  Each preferred share had five votes and was mandatorily converted into our common shares on a one to one basis within three months after the issuance thereof on a date selected by us. On March 24, 2016, we entered into an agreement to increase the secured revolving facility and as part of the transaction we entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 of our Series B Preferred Stock (100,000,000 before the reverse stock split) held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares previously held by Sifnos, effective March 24, 2016. The interests of our Chairman, President and Chief Executive Officer may be different from your interests.

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

Our common shares commenced trading on the NASDAQ National Market, now the NASDAQ Global Market, in February 2005. Our common shares now trade on the NASDAQ Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common shares may be volatile and may fluctuate due to factors such as:

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

On April 13, 2015, we received a bid deficiency notice letter from Nasdaq stating that based upon the closing bid price for the last 30 consecutive business days prior to the letter, the Company no longer meets the Nasdaq requirement of having its listed securities maintaining a minimum $1 bid price. We were granted a 180 day period in which to regain compliance by having the closing bid price of our common shares listed on Nasdaq of at least $1 for a minimum of ten consecutive business days.  We asked for and were granted a second 180 compliance period which is deemed to expire on April 17, 2016.  We transferred our common shares to the Nasdaq Capital Market in October of 2015.

On February 19, 2016, the Company's Board of Directors has determined to effect a 1-for-25 reverse stock split of the Company's common shares. The reverse stock split occured, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on March 11, 2016. Since then, Nasdaq Stock Market has determined that for the last 10 consecutive business days, from March 11 to 24, 2016, the closing bid price of the Company's common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed. Although our shares are currently trading above the minimum $1 bid price required by Nasdaq, there is no guarantee that our shares will stay above the maximum $1 bid price reqiured by Nasdaq.

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

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act.  As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies.  These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

Item 4.   Information on the Company

A.           History and Development of the Company

DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at 109 Kifisias Avenue and Sina Street, Amaroussion, GR 151 24 Greece. Our telephone number at that address is 0030-216-200-6600.

Business Development

On February 14, 2013, DryShips Inc. completed the sale of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips Inc. in a public offering amounting to net proceeds to us of $123.0 million.

On October 4, 2013, we filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200.0 million of our common shares. In connection with the offering, we entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 275,689 common shares (6,892,233 common shares before the reverse stock split) were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23.7 million, after deducting commissions, while in 2014, 888,394 common shares (22,209,844 common shares before the reverse stock split) were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $90.0 million, after deducting commissions.

On October 29, 2014, we completed the issuance of 10,000,000 of our common shares (250,000,000 common shares before the reverse stock split)in a public offering amounting to net proceeds to us of $332.9 million.

On June 8, 2015, Ocean Rig, successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share, resulting in proceeds of $194.1 million, after deducting placement fees. As a result of the offering we lost our controlling financial interest in Ocean Rig, therefore, from June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary.

On June 4, 2015, we reached an agreement with Ocean Rig under the $120.0 million Exchangeable Promissory Note ("the Note"), dated November 18, 2014, to, among other things, partially exchange $40.0 million of the Note for 4,444,444 of Ocean Rig's shares owned by us, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig's stock owned by us. On August 13, 2015, we reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80.0 million owed to Ocean Rig under the Note, for 17,777,778 shares of Ocean Rig owned by us. The agreement was approved by a committee of independent directors.

On October 21, 2015, we entered into an agreement to acquire Mezzanine Financing Investment III Ltd. ("Mezzanine") and Oil and Gas Ships Investor Limited (Oil and Gas), which owned in aggregate, directly or indirectly, 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. ("Nautilus"), for a purchase price of $87.0 million plus the assumption of approximately $33.0 million of net debt. As part of the acquisition cost, we also paid $3.6 million for the working capital of Nautilus as at September 30, 2015, as agreed between the parties. In addition, on November 24, 2015, Mezzanine, entered into an agreement with VRG AS, which owned the remaining 2.56% issued and outstanding share capital of Nautilus, and acquired its equity stake.

On October 21, 2015, as amended on November 11, 2015, we entered into a secured revolving credit facility of up to $60.0 million with an entity controlled by Mr. George Economou, our Chairman and Chief Executive Officer, for general working purposes (the "Sifnos Loan"). The loan is secured by shares that we hold in Ocean Rig and in Nautilus and by a first priority mortgage over one Panamax drybulk carrier and has a tenor of three years. In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. Our board of directors elected to convert $10.0 million of the outstanding principal amount of the Sifnos Loan into 4,000,000 of our Series B Preferred Stock (100,000,000 before the reverse stock split). Each preferred share had five votes and was mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof on a date selected by us, no later than March 30, 2016. On March 24, 2016 we entered into an agreement to increase the Sifnos Loan. The facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we have the right to convert $8.75 million of the outstanding balance of the loan into 3,500,000 of our preferred shares, which have a voting power of 5:1 (vis-à-vis common stock) and will mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction we also entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 (100,000,000 before the reverse stock split) Series B Preferred Shares held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares previously held by Sifnos, effective March 24, 2016.  On April 5, 2016, the Sifnos revolving facility was further amended, in connection with the sale of all of the shares we held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to Dryships, in exchange for a 40% LTV maximum loan limit, being introduced under the Revolver. In addition the interest rate under the loan was reduced to 4% plus LIBOR. On April 5, 2016, we paid Sifnos $45.0 million from our proceeds of the sale of the Ocean Rig shares to Ocean Rig Investments Inc. Further to this payment, the outstanding balance under this facility is $11.75 million.

On April 5, 2016, we sold all of our shares of Ocean Rig to Ocean Rig Investments, Inc., a subsidiary of Ocean Rig and as such we no longer hold any shares of Ocean Rig as of the date of this annual report.

Vessel Acquisitions and Dispositions

During 2013, we (i) took delivery of our two newbuilding Aframax tankers, Alicante and Mareta, and one newbuilding Suezmax tanker, Bordeira, and paid construction costs of an aggregate of $111.8 million in connection with the delivery of the vessels;(ii) took delivery of our newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively, and paid construction costs of an aggregate of $99.4 million in connection with the delivery of the vessels;(iii) concluded two Memoranda of Agreements for the sale of two Capesize newbuildings, H1241 and H1242, for a sale price of $71.0 million in the aggregate; (iv) accepted an offer from an entity affiliated with Mr. George Economou, our Chairman, President and Chief Executive Officer, for the novation of the shipbuilding contracts of two VLOC under construction, H1239 and H1240; and (v) through our previous majority owned subsidiary, Ocean Rig, took delivery of the Ocean Rig Mylos, and the Ocean Rig Skyros.

During 2014, we (i) took delivery of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53.0 million; (ii) canceled the construction of the four newbuilding Ice class Panamax vessels and received all installments previously paid to the shipyard of $11.6 million, plus interest, which resulted to a loss of $1.3 million; and (iii) through our previous majority owned subsidiary, Ocean Rig, took delivery of the Ocean Rig Athena.

During 2015, we (i) sold our entire tanker fleet, for an aggregate sales price of $536.0 million; (ii) we sold five of our Drybulk carriers and 14 Drybulk vessel owning companies for an aggregate price of $389.3 million, (iii) acquired Nautilus, which indirectly through its subsidiaries owns six offshore support vessels and (iv) through our affiliate, Ocean Rig, which was our majority owned subsidiary until June 8, 2015, took delivery of the Ocean Rig Apollo.

On March 24, 2016, we concluded a new sales agreement with entities controlled by Mr. George Economou, our Chairman and Chief Executive officer, for the sale of our Capesize vessels (Rangiroa, Negonego, Fakarava), along with the associated debt, which had an outstanding balance of $102.1 million at March 24, 2016. On March 30, 2016, we received the lender's consent for the sale of the vessels and made a prepayment of $15.0 million, under the respective loan agreement. On March 31, 2016 the shares of the vessel owning companies were delivered to their new owners.

B.           Business Overview

Overview

We are an international owner of drybulk carriers and offshore support vessels.

As of March 31, 2016, we owned a fleet of (i) 20 Panamax drybulk carriers, which have a combined deadweight tonnage of approximately 1.5 million dwt and an average age of approximately 13.0 years, and (ii) 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels and have an average age of approximately 3.1 years. As of April 5, 2016, we no longer own any shares in Ocean Rig.

Our drybulk carriers and offshore support vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

As at December 31, 2015, the market value of our investment in Ocean Rig was $91.4 million based on the Ocean Rig closing price of $1.63.

Our Fleet

Set forth below is summary information concerning our fleet as of April 11, 2016.

Drybulk Vessels

						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
Panamax:
Raraka	2012	76,037	Panamax	Spot	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	T/C Index linked	Aug-16	Oct-16
Catalina	2005	74,432	Panamax	Spot	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	Spot	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	T/C Index linked	T/C Index linked	Oct-16	Dec-16
Bargara	2002	74,832	Panamax	T/C Index linked	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	13.0 years	1,498,043	20

Offshore support Vessels
						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Spot	Spot	May-16	Jan-17
Vega Corona	2012	1,430	PSV	T/C	T/C	Dec-16	Dec-20
Average age based on year built/ Sum of DWT/ Total number of vessels	3.4 years	2,887	2

Oil Spill Recovery Vessels
Vega Inruda	2013	1,393	OSRV	Idle	N/A	N/A	N/A
Vega Jaanca	2012	1,393	OSRV	T/C	T/C	Jul-17	Jul-21
Vega Emtoli	2012	1,363	OSRV	T/C	T/C	May-17	May-21
Jubilee	2012	1,317	OSRV	Spot	Spot	May-16	Jan-17

Average age based on year built/ Sum of DWT/ Total number of vessels	2.9 years	5,466	4

Drilling Units up to June 8, 2015– drilling segment deconsolidated on June 8, 2015

Drilling Unit Operating	Year Built or Scheduled Delivery/Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)
Leiv Eiriksson	2001/5th	10,000	30,000

Eirik Raude	2002/5th	10,000	30,000

Ocean Rig Corcovado	2011/6th	10,000	40,000

Ocean Rig Olympia	2011/6th	10,000	40,000

Ocean Rig Poseidon	2011/6th	10,000	40,000

Ocean Rig Mykonos	2011/6th	10,000	40,000

Ocean Rig Mylos	2013/7th	12,000	40,000

Ocean Rig Skyros	2013/7th	12,000	40,000

Ocean Rig Athena	2014/7th	12,000	40,000

Ocean Rig Apollo	2015/7th	12,000	40,000

Ocean Rig has also entered into contracts with a major shipyard in Korea, for the construction of three seventh generation drilling units scheduled to be delivered to us in 2017, 2018 and 2019, respectively.

Vessels sold during 2015

	Year Built	DWT	Type	Date of sale

Drybulk Vessels
Capesize:
Raiatea	2011	179,078	Capesize	Oct-15
Mystic	2008	170,040	Capesize	Sep-15
Robusto	2006	173,949	Capesize	Oct-15
Cohiba	2006	174,234	Capesize	Oct-15
Montecristo	2005	180,263	Capesize	Oct-15
Flecha	2004	170,012	Capesize	Oct-15
Manasota	2004	171,061	Capesize	Oct-15
Partagas	2004	173,880	Capesize	Oct-15
Alameda	2001	170,662	Capesize	Dec-15
Capri	2001	172,579	Capesize	Sep-15
Panamax:
Woolloomooloo	2012	76,064	Panamax	Oct-15
Saldanha	2004	75,707	Panamax	Oct-15
Topeka	2000	74,716	Panamax	Oct-15
Helena	1999	73,744	Panamax	Oct-15
Supramax:
Byron	2003	51,118	Supramax	Nov-15
Galveston	2002	51,201	Supramax	Nov-15

Tankers
	Year Built	DWT	Type	Date of sale
Suezmax:
Bordeira	2013	158,513	Suezmax	Jul-15
Petalidi	2012	158,532	Suezmax	Jul-15
Lipari	2012	158,425	Suezmax	Jul-15
Vilamoura	2011	158,622	Suezmax	Aug-15
Aframax
Alicante	2013	115,708	Aframax	Oct-15
Mareta	2013	115,796	Aframax	Aug-15
Calida	2012	115,812	Aframax	Aug-15
Saga	2011	115,738	Aframax	Aug-15
Daytona	2011	115,896	Aframax	Sep-15
Belmar	2011	115,904	Aframax	Jul-15

Vessels sold during 2016

	Year Built	DWT	Type	Date of sale

Drybulk Vessels
Capesize:
Rangiroa	2013	206,026	Capesize	Mar-16
Negonego	2013	206,097	Capesize	Mar-16
Fakarava	2012	206,152	Capesize	Mar-16

Our Drybulk Operations

Management of our Drybulk Vessels

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Effective January 1, 2011, we entered into new management agreements with TMS Bulkers, a related party entity, that replaced our previous management agreements, on the same terms as our previous management agreements. For a description of the terms of our management agreements with TMS Bulkers, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers, TMS Tankers and TMS Offshore Services—Management Agreements—Drybulk Vessels."

We believe that TMS Bulkers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

TMS Bulkers utilizes the same experienced personnel utilized by Cardiff Marine Inc. ("Cardiff") in providing us with comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

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

Chartering of our Drybulk Vessels

We actively manage the deployment of our drybulk fleet between short-term time charters or spot charters, which generally last from several weeks to several days, and long-term time charters and bareboat charters, which can last up to several years.

As of March 31, 2016, four of our drybulk vessels were employed under time charters and 16 of our drybulk vessels were employed in the spot market.

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

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize and Panamax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,600 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

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

During the year ended December 31, 2015 two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (51%), Customer B (25%). During the year ended December 31, 2014, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (42%), Customer B (18%).  During the year ended December 31, 2013, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (38%), Customer B (20%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one customer providing a significant percentage of our income over an extended period of time.

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

The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded an all time low of 290 on February 10, 2016, there can be no assurance that the drybulk charter market will increase, and the market could decline further.

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

The International Drybulk Shipping Industry

Drybulk cargo is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2015, approximately 4,695 million tons of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 29.1%, 24.5% and 9.4% of the total drybulk trade, respectively.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,309 million tons to 3,351 million tons, an increase of 45.1%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 91.4 million tons in 2001 to approximately 377.1 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 3,431 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 117.1 million tons in the second quarter of 2008 to a low of 95.8 million tons during the fourth quarter of 2008 representing a decrease of 18.2%. In 2009, seaborne trade in all drybulk commodities stood at 3,339 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 435.9 million tons in 2008 to 614.6 million tons in 2009. In 2010 and 2011, seaborne trade in all drybulk commodities increased to about 3,737 million tons and 3,987 million tons, respectively, representing an increase since 2009 of 11.9% and 19.4% respectively. During 2012, seaborne trade increased by 6.2% and Chinese iron ore imports rose by 8.8%. During 2013, seaborne trade increased by 5.8% and Chinese iron ore imports rose by 9.8%. During 2014, seaborne trade increased by 4.8% and Chinese iron ore imports rose by 15.0%. Finally, during 2015 seaborne Drybulk trade remained flat at 4,695 million tons and Chinese iron ore imports increased by 2.8%. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, we believe that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2016 represents approximately 11.94% of the world drybulk fleet as of January 1, 2016. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels, however due to the deteriorating freight environment, we have seen vessels as young as 16 years old being sent to the scrap yards.

Our Offshore support Operations

On October 21, 2015, we acquired 97.44% of the issued and outstanding share capital of Nautilus and on November 24, 2015, we acquired the remaining 2.56% which indirectly through its subsidiaries owns six Offshore Support Vessels.

Management of our Offshore Support Vessels

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. The vessels are managed by TMS Offshore Services Ltd. ("TMS Offshore Services"), an entity controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou pursuant to separate management agreements with each of our offshore support vessel-owning subsidiaries. The Company's offshore support vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of the Company's Platform Supply and Oil Spill Recovery vessels.

We believe that TMS Offshore Services has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Chartering of our Offshore Support Vessels

We actively manage the deployment of our offshore support fleet under long-term time charters which can last up to several years.

As of April 11, 2016, three of our offshore support vessels are employed under time charters.

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

Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally TMS Offshore Services' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.

During the year ended December 31, 2015 our total revenues derived from one customer.

Our Offshore Drilling Operations - up to June 8, 2015 (date of deconsolidation of Ocean Rig)

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as our controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and its operating results are consolidated in our consolidated statement of operations only up to June 8, 2015.

Employment of our Drilling Units

The Leiv Eiriksson commenced a drilling contract in April 2013 with a consortium coordinated by Rig Management Norway, or Rig Management. The contract had a minimum duration of 1,070 days, at a dayrate as of June 8, 2015 of $554,414.

The Eirik Raude commenced a six well drilling contract for drilling offshore Falkland Islands with Premier Oil Exploration and Production Ltd, or Premier, with a duration of approximately 260 days, at a dayrate as of June 8, 2015 of $561,350.

In May 2015, the Ocean Rig Corcovado commenced a three-year extension under the previous contract with Petrobras, The contract includes reimbursement by Petrobras for contract related equipment upgrades of $30.0 million. As of June 8, 2015, the dayrate was $487,806, (including service fees of $83,806 based on the contracted rate in Real and the June 8, 2015 exchange rate of R$3.13:$1.00).

The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a dayrate as of June 8, 2015 of $456,048. In January 2015, ENI has exercised its option to extend the contract for the drilling unit the Ocean Rig Poseidon for a further one year until the second quarter of 2017.

In March 2015, the Ocean Rig Mykonos commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades of $30.0 million. As of June 8, 2015, the dayrate was $487,806, (including service fees of $83,806 based on the contracted rate in Real and the June 8, 2015 exchange rate of R$3.13:$1.00).

The Ocean Rig Mylos commenced a three-year drilling contract with Repsol for drilling operations offshore Brazil in August 2013. As of June 8, 2015, the dayrate was $637,000.

The Ocean Rig Athena commenced a three-year drilling contract with ConocoPhillips for drilling operations offshore Angola in March 2014. As of June 8, 2015, the dayrate was $649,904.

The Ocean Rig Apollo, the seventh generation drilling unit delivered on March 5, 2015, entered into a three-year contract with Total E&P Congo for drilling operations offshore Congo, at a dayrate as of June 8, 2015 of $587,118. The contract commenced on April 28, 2015.

Management of Our Offshore Drilling Operations- up to June 8, 2015 (date of deconsolidation of Ocean Rig)

Management Agreements

Ocean Rig Management Inc., Ocean Rig's wholly owned subsidiary, provides supervisory management services including onshore management to the operating drilling units and the drilling units under construction, pursuant to separate management agreements entered/to be entered with each of the drilling unit-owning subsidiaries. Under the terms of these management agreements, Ocean Rig Management Inc, through its affiliates, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drilling units.

In addition, Ocean Rig has engaged Cardiff Drilling Inc. a company controlled by our Chairman, President and Chief Executive Officer Mr. George Economou, to provide Ocean Rig with consulting and other services with respect to the agreement of employment and relating to the purchase and sale of drilling units. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.

Contract Drilling Services

Ocean Rig's contracts to provide offshore drilling services and drilling units were individually negotiated and varied in their terms and provisions. Ocean Rig generally obtained its contracts through competitive bidding against other contractors. The contracts for the drilling units typically provided for compensation on a "dayrate" basis under which Ocean Rig was paid a fixed amount for each day that the vessel was operating under a contract at full efficiency, with higher rates while the drilling unit was operating and lower rates for periods of mobilization or when drilling operations were interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond Ocean Rig's control. Under most dayrate contracts, Ocean Rig paid the operating expenses of the drilling units, including planned drilling units' maintenance, crew wages, insurance and the cost of supplies.

A dayrate drilling contract generally extended over a period of time covering either the drilling of a single well or group of wells or covering a stated term, as do the current contracts under which the drilling units were employed. The length of shorter-term contracts was typically from 60 to 365 days and the longer-term contracts were typically from two to five years. The contract term in some instances might be extended by the client exercising options for the drilling of additional wells or for an additional term. The contracts also typically included a provision that allowed the client to extend the contract to finish drilling a well-in-progress.

From time to time, contracts with customers in the offshore drilling industry might contain terms whereby the customer had an option to cancel upon payment of an early termination payment, but where such payments might not fully compensate for the loss of the contract. Contracts also customarily provided for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as major nonperformance, in the event of substantial downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events were beyond Ocean Rig's control.

Customers

Our customers in the offshore drilling segment were generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Ocean Rig, together with its predecessor, Ocean Rig ASA, had an established history with 258 wells drilled in 20 countries for 31 different customers, as of June 8, 2015 (the date of deconsolidation of Ocean Rig).

For the years ended December 31, 2013, 2014 and 2015, the following customers, which represent all of Ocean Rig's customers for the years indicated, accounted for more than 10% of our drilling revenues:

Customer	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
Customer A	-	14%	16%
Customer B	33%	18%	19%
Customer C	-	-	15%
Customer D	13%	12%	14%
Customer E	18%	30%	14%
Customer F	12%	14%	14%

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls , or PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below). We believe that all our vessels are currently compliant in all material respects with these regulations.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. The Convention of Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention.  Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.   Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some which are in effect and some which are pending, will co-exist.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers and, effective November 19, 2015, over 3,000 gross tons to the greater of $2,200 per gross ton or $18,796,800 per double hull tanker, and with respect to non-tank vessels, the greater of $1,100 per gross ton or $939,800 for any non-tank vessel, respectively. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example on August 15, 2012,  the BSEE, issued a final drilling safety rule for offshore oil and gas operations, which became effective on October 22, 2012, and strengthened the requirements for safety equipment, well control systems, and blowout prevention practices.  A rule issued by the BOEM that increased the limits of liability of damages for offshore facilities under the OPA based on inflation took effect in January 2015. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The USCG's revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.  In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). In December 2013, International Association of Classification Societies, or IACS, adopted new harmonized Common Structural Rules, or the Rules, which will apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Socities.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Insurance for our Drybulk Carriers

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

Insurance for our Offshore Support Vessels

We maintain insurance for our offshore support vessels in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Institute Time Clauses, Hulls, 1.10.83 (Cl. 280) , but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our offshore support vessels, as assessed by brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $11,000 per event and in the case of other hull and machinery claims, our deductible is $155,000 per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of offshore support vessels operations for environmental or other reasons. We also have loss of hire insurance cover for approximately 90 days which becomes effective after 14 days. This loss of hire insurance is recoverable only if there is physical damage to the vessel or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases.

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

C.           Organizational Structure

As of April 5, 2016, we owned all of our drybulk and offshore support vessels through our wholly-owned subsidiaries. As of April 5, 2015, we no longer owned any common shares of Ocean Rig. Please see Exhibit 8.1 to this annual report for a list of our significant subsidiaries.

D.           Property, Plant and Equipment

We do not own any real property. We maintain our principal executive offices at 109 Kifisias Avenue and Sina Street, Amaroussion, GR 151 24 Greece.

Our interests in our drybulk and offshore support vessels in our fleet are our only material properties. See "—B. Business Overview—Our Fleet."  Also see "—B. Business Overview—Environmental and Other Regulations in the Shipping Industry" for a description of environmental issues that may impact the use of our fleet.

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

Our Drybulk Carrier Segment

Factors Affecting Our Results of Operations—Drybulk Carrier Segment

We charter our drybulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

●	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

●	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

●	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

●	Spot charter rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

●	TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our drybulk carriers, the most directly comparable U.S. GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk carrier segment for the periods indicated.

	Year Ended December 31,
	2011	2012	2013	2014	2015

Average number of vessels	35.80	35.67	37.15	38.69	35.78
Total voyage days for fleet	12,831	13,027	13,442	13,889	12,562
Total calendar days for fleet	13,068	13,056	13,560	14,122	13,060
Fleet Utilization	98.19%	99.78%	99.13%	98.35%	96,19%
Time charter equivalent	$26,912	$15,896	$12,062	$12,354	$9,171

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

Voyage Expenses and Voyage Expenses—Related Party

Voyage expenses and voyage expenses—related party primarily consists of commissions, bunkers and port expenses.

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

Management Fees—Related Party

Management Agreements

 Effective January 1, 2011, we entered into new management agreements, with TMS Bulkers, a related party, that replaced our previous management agreements, on the same terms as our previous management agreements.

For more information on the agreements discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers, TMS Tankers and TMS Offshore Services —Management Agreements—Drybulk Vessels."

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

General and Administrative Expenses

Our general and administrative expenses mainly include salaries, legal expenses, as well as executive compensation and the fees paid to Fabiana Services S.A., or Fabiana, a related party entity incorporated in the Marshall Islands. Fabiana provides the services relating to our Chief Executive Officer and is beneficially owned by our Chief Executive Officer.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with our debt agreements. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness.

Inflation—Drybulk Carrier Segment

Inflation has not had a material effect on our expenses given the current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, voyage, administrative and financing costs.

Our Offshore Drilling Segment - consolidated up to June 8, 2015

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as our controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and its operating results are consolidated in our consolidated statement of operations only up to June 8, 2015.

Factors Affecting Our Results of Operations—Offshore Drilling Segment

We chartered our drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically paid us a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bore all fuel costs and logistics costs related to transport to and from the unit. We remained responsible for paying the unit's operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the most important measures for analyzing trends in the results of our operations consisted of the following:

●	Employment Days: We defined employment days as the total number of days the drilling units were employed on a drilling contract.

●	Dayrates or maximum dayrates: Unless otherwise stated, we defined drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate might be measured by quarter-hour, half-hour or hourly basis and might be reduced depending on the activity performed according to the drilling contract.

●	Earnings efficiency: We measured our revenue earning performance over a period as a percentage of the maximum revenues that we could earn under our drilling contracts in such period. More specifically, all drilling contracts provided for an operating or base rate that applied for the period during which the drilling unit was operational and at the client's drilling location. Furthermore, drilling contracts generally provided for a general repair allowance for preventive maintenance or repair of equipment; such allowance varied from contract to contract, and we might be compensated at the full operating dayrate or at a reduced operating day rate for such general repair allowance. In addition, drilling contracts typically provided for situations where the drilling units would operate at reduced operating dayrates, such as, among other things: a standby rate, where the drilling unit was prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit was in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. At these instances we were compensated with a portion of the base rate. In addition there were circumstances that due to equipment failure or other events defined in our drilling contracts, we did not earn the base rate.

●	Mobilization / demobilization fees: In connection with drilling contracts, we might receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units, dayrate or fixed price mobilization and demobilization fees.

●	Revenue: For each contract, we determined whether the contract, for accounting purposes, was a multiple element arrangement, meaning it contained both a lease element and a drilling services element, and, if so, identified all deliverables (elements). For each element we determined how and when to recognize revenue.

Term contracts: These are contracts pursuant to which we agreed to operate the unit for a specified period of time. For these types of contracts, we determined whether the arrangement was a multiple element arrangement. For revenues derived from contracts that contained a lease, the lease elements were recognized as "Leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element was recognized as "Service revenues" in the period in which the services were rendered at fair value rates.

Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services were deferred and recognized over the estimated duration of the drilling period.

Well contracts: These are contracts pursuant to which we agreed to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations were recognized in the period during which the services were rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements were initially deferred and recognized as revenues over the estimated duration of the drilling period.

Revenue from Drilling Contracts

Our drilling revenues were driven primarily by the number of drilling units in our fleet, the contractual dayrates and the utilization of the drilling units. This, in turn, was affected by a number of factors, including the amount of time that our drilling units spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, reduced dayrates due to reduced efficiency or non-productive time, the age, condition and specifications of our drilling units, levels of supply and demand in the rig market, the price of oil and other factors affecting the market dayrates for drilling units. Historically, industry participants have increased supply of drilling units in periods of high utilization and dayrates. This has resulted in an oversupply and caused a decline in utilization dayrates. Therefore, dayrates have historically been very cyclical.

Drilling units operating expenses

Drilling units operating expenses included crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our drilling units operating expenses, which generally represented fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services had experienced a significant price increase over the previous two to three years. Other factors beyond our control, some of which might affect the offshore drilling industry in general, including developments relating to market prices for insurance, might also cause these expenses to increase. In addition, these drilling unit operating expenses were higher when operating in harsh environments, though an increase in expenses was typically offset by the higher dayrates we received when operating in these conditions.

Depreciation

We depreciated our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciated bare-decks over 30 years and other asset parts over five to 15 years. We expensed the costs associated with a five-year periodic class work.

Management Fees of the Drilling units

Ocean Rig Management Inc., Ocean Rig's wholly owned subsidiary, provides supervisory management services including onshore management to the operating drilling units and drilling units under construction, pursuant to separate management agreements entered/to be entered with each of the drilling unit-owning subsidiaries. Under the terms of these management agreements, Ocean Rig Management Inc, through its affiliates, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drilling units.

In addition, Ocean Rig has engaged Cardiff Drilling Inc. a company controlled by our Chairman, President and Chief Executive Officer Mr. George Economou, to provide Ocean Rig with consulting and other services with respect to the agreement of employment and relating to the purchase and sale of drilling units. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.

General and Administrative Expenses

Our general and administrative expenses mainly included the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and finance cost

As of December 31, 2015 and due to the deconsolidation of Ocean Rig at June 8, 2015, Ocean Rig's long term debt is not consolidated in our balance sheet. As of December 31, 2014, we had total indebtedness of $4.5 billion. We capitalized our interest on the debt we have incurred in connection with our drilling units under construction.

Our Tanker Segment

During 2015, we entered into sales agreements with entities controlled by our Chairman and Chief Executive Officer, Mr. George Economou, to sell our tanker fleet comprised of four Suezmax tankers and six Aframax tankers. Also during 2015, all our tanker vessels were delivered to their new owners.

Prior to their sale, the successful operation of our tanker vessels in spot market-related vessel pools was depended on, among other things, the age, dwt, carrying capacity, speed and fuel consumption of our vessels, which determined the pool points we received. The number of pool points we received, together with, among other things, each of our vessels' operating days during the month determined our share of the pool's net revenue. Our pool points for our vessels were calculated at the time that each respective vessel is entered into the pool and adjusted every six months. Our pool points could have been reduced if certain pool requirements were not met, including if we did not maintain a minimum number of oil major approvals and if we failed to provide for ship inspection reports at least every six months.

Factors Affected our Results of Operations—Tanker Segment

We believe that the most important measures for analyzing trends in the results of our operations consisted of the following:

●	Vessel Revenues: Vessel revenues primarily included revenues from spot and pool revenues. Vessel revenues were affected by spot rates and the number of days a vessel operated. Vessel revenues were also affected by the mix of business between vessels on spot and vessels in pools. Revenues from vessels in pools were more volatile, as they were typically tied to prevailing market rates.

●	Voyage related and vessel operating costs: Voyage expenses, primarily consisted of commissions, port, canal and bunker expenses that are unique to a particular charter, were paid for by us under voyage charter arrangements, except for commissions, which were either paid for by us or were deducted from the freight revenue. All voyage and vessel operating expenses were expensed as incurred, except for commissions. Commissions were deferred and amortized over the related voyage charter period to the extent revenue had been deferred since commissions were earned as our revenues were earned.

●	Depreciation: Depreciation expense typically consisted of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels.

●	Drydocking: We drydocked periodically each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel was required to be drydocked every 30 months. We directly expensed costs incurred during drydocking and costs for routine repairs and maintenance performed during drydocking that did not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determined the level of drydocking expenditures.

●	Time Charter Equivalent Rates: Time charter equivalent, or TCE, rates, were a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage was expressed in U.S. dollars/day and was generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

●	Revenue Days: Revenue days were the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represented the total number of days available for the vessel to earn revenue. Idle days, which were days when a vessel was available to earn revenue, yet was not employed, were included in revenue days. We used revenue days to show changes in net voyage revenues between periods.

●	Average Number of Vessels: Historical average number of vessels consisted of the average number of vessels that were in our possession during a period. We used average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

●	Commercial Pools: To increase vessel utilization to gain economies of scale and thereby revenues, we participated in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Management Fees to Related Party

Since January 1, 2011, TMS Tankers, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, provided the commercial and technical management functions of our tankers, including technical supervision, while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers, TMS Tankers and TMS Offshore Services —Management Agreements—Tankers."

General and Administrative Expenses

Our general and administrative expenses mainly included salaries, legal expenses, as well as executive compensation and the fees paid to Fabiana, a related party entity incorporated in the Marshall Islands. Fabiana provided the services of our Chief Executive Officer and is beneficially owned by our Chief Executive Officer.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with our debt agreements.

Our Offshore Support  Segment

On October 21, 2015, the Company acquired Nautilus, which indirectly through its subsidiaries owns six Offshore Supply Vessels.

Factors Affecting Our Results of Operations— Offshore Support  Segment

We charter our offshore support vessels to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are currently employed on long term time charters. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

●	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

●	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

●	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

●	TCE rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our offshore supply vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our offshore support segment for the periods indicated.

	Year Ended December 31,
	2011	2012	2013	2014	2015

Average number of vessels	-	-	-	-	6.0
Total voyage days for fleet	-	-	-	-	426
Total calendar days for fleet	-	-	-	-	426
Fleet Utilization	-	-	-	-	100%
Time charter equivalent	-	-	-	-	$18,460

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the offshore support market and other factors affecting spot market charter rates for offshore support vessels.

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

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

Management Fees—Related Party

Management Agreements

Our vessels are managed by TMS Offshore Services Ltd., an entity controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou. Our offshore support vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of our Platform Supply and Oil Spill Recovery vessels.

For more information on the agreements discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Cardiff, TMS Bulkers, TMS Tankers and TMS Offshore Services—Management Agreements—Offshore Support Vessels."

Consultancy Agreements

On November 16, 2015, we entered into a consultancy agreement, for the provision of the services of our Vice President, Mr. Prokopios Tsirigakis of Offshore support segment. The duration of this agreement shall be three years.

General and Administrative Expenses

Our general and administrative expenses mainly include fees under the consultancy agreement with our Vice President, Mr. Prokopios Tsirigakis of Offshore support segment.

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

During 2015, we acquired Nautilus Offshore Services Inc, which indirectly owns six Offshore Supply Vessels, all of which were on time charters to Petrobras. During 2014 and 2013, we did not acquire any vessels that were under existing bareboat or time charter contracts.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	in some cases, obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

●	employment and operation of our drybulk and offshore support vessels; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk and tanker vessels and drilling units.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	onboard safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel security training and security response plans (ISPS);

●	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

●	vessel hire management;

●	vessel surveying; and

●	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

●	Charter rates and periods of charterhire for our drybulk and offshore support vessels;

●	levels of drybulk and offshore support vessels operating expenses;

●	depreciation and amortization expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

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

As of December 31, 2015, we have classified our entire drybulk fleet as held for sale as all criteria for classification were met. As a result, the carrying amount of our drybulk vessels has been reduced to their fair value as of December 31, 2015 and at each reporting date, is monitored for possible further reductions. In addition, based on: (i) the carrying value of each of our offshore support vessels as of December 31, 2015 and (ii) what we believe was the charter free market value of each of our offshore support vessels as of December 31, 2015, the aggregate carrying value of the offshore support vessels in our fleet as of December 31, 2015 exceeded their aggregate charter-free market value by approximately $13.4 million, as noted in the table below.

Based on: (i) the carrying value of each of our vessels as of December 31, 2014 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2014, the aggregate carrying value of the vessels in our fleet as of December 31, 2014 exceeded their aggregate charter-free market value by approximately $750.6 million, as noted in the table below.

This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2015 and 2014, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2015 and 2014, respectively.

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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors— Risk Factors Relating to the Drybulk Shipping Industry and Offshore Support Vessel Industry —The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to continue to breach certain covenants in some of our credit facilities and we may incur a loss if we sell vessels following a decline in their market value" and the discussion included in "Item 4. Information on the Company—B. Business Overview—Our Drybulk Operations—Vessel Prices."

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2014 (in millions)		Carrying Value December 31, 2015 (in millions)
Montecristo	180,263	2005	32.2	**	-
Cohiba	174,234	2006	32.7	**	-
Robusto	173,949	2006	32.7	**	-
Partagas	173,880	2004	28.7	**	-
Capri	172,579	2001	99.9	**	-
Manasota	171,061	2004	52.6	**	-
Alameda	170,662	2001	44.0	**	-
Mystic	170,040	2008	112.1	**	-
Flecha	170,012	2004	112.3	**	-
Sorrento	76,633	2004	61.8	**	6.9	**
Mendocino	76,623	2002	27.5	**	5.4	**
Maganari	75,941	2001	19.5	**	5.0	**
Saldanha	75,707	2004	51.1	**	-
Coronado	75,706	2000	24.2	**	4.5	**
Ligari	75,583	2004	29.7	**	6.9	**
Rapallo	75,123	2009	28.0	**	9.4	**
Amalfi	75,206	2009	36.2	**	9.4	**
Bargara	74,832	2002	31.2	**	4.7	**
Samatan	74,823	2001	44.5	**	4.2	**
Capitola	74,816	2001	31.2	**	4.2	**
Sonoma	74,786	2001	25.1	**	4.2	**
Majorca	74,477	2005	36.8	**	6.6	**
Redondo	74,716	2000	24.5	**	3.7	**
Topeka	74,716	2000	15.9	**	-
Catalina	74,432	2005	33.2	**	6.6	**
Oregon	74,204	2002	43.7	**	5.4	**
Levanto	73,925	2001	32.7	**	4.2	**
Ecola	73,931	2001	25.2	**	4.2	**
Helena	73,744	1999	14.6	**	-
Ocean Crystal	73,688	1999	17.9	**	4.0	**
Marbella	72,561	2000	28.0	**	4.4	**
Galveston	51,201	2002	10.5	**	-
Byron	51,118	2003	40.9	**	-
Wooloomooloo	76,064	2012	31.5	**	-
Raraka	76,037	2012	31.5	**	11.9	**
Fakarava	206,152	2012	48.1	**	29.5	**
Rangiroa	206,026	2013	52.2	**	31.4	**
Negonego	206,097	2013	51.2	**	31.4	**
Raiatea	179,078	2011	53.2
Total for drybulk vessels	4,254,626		$ 1,548.8		$ 208.1

Offshore support vessels
Vega Corona	1,430	2012	-		12.9	***
Crescendo	1,457	2012	-		12.9	***
Jubilee	1,317	2012	-		17.6	***
Vega Emtoli	1,363	2012	-		17.6	***
Vega Jaanca	1,393	2012	-		17.7	***
Vega Inruda	1,393	2013	-		17.7	***
Total for offshore support vessels	8,353		$ -		$96.4

Tanker vessels
Vilamoura	158,622	2011	61.5	*	-
Saga	115,738	2011	51.4	*	-
Daytona	115,896	2011	52.5	*	-
Belmar	115,904	2011	54.1	*	-
Calida	115,812	2012	55.2	*	-
Lipari	158,425	2012	65.7	*	-
Petalidi	158,532	2012	66.2	*	-
Bordeira	158,513	2013	68.5	*	-
Alicante	115,708	2013	59.3	*	-
Mareta	115,796	2013	58.4	*	-
Total for tanker vessels	1,328,946		$ 592.8		$ -

Total	5,591,925		$ 2,141.6		$ 304.5

*  Indicates tanker vessels for which we believe, as of December 31, 2014, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $14.7 million. During 2015, we sold our entire tanker fleet.

**  Indicates drybulk carriers for which we believe, as of December 31, 2014, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $735.9 million. As of December 31, 2015 our entire drybulk fleet is stated at its fair value less costs to sell, due to the classification of all drybulk vessels as held for sale.

*** Indicates offshore support vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $13.4 million.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. On an ongoing basis, we evaluate our estimates, including those related to bad debts, investments, property and equipment, intangible assets and goodwill, income taxes and share based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the Company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

Vessels' Depreciation

We record the value of our vessels at their cost, which consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our Drybulk vessels to be 25 years and the useful life of offshore support vessels to be 30 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $250 per lightweight ton. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, while when our vessels are classified as held for sale we no longer calculate depreciation.

Drilling unit machinery and equipment, net (June 8, 2015 up to the deconsolidation date)

Drilling units were stated at historical cost less accumulated depreciation. Such costs included the cost of adding or replacing parts of drilling unit machinery and equipment when that cost was incurred, if the recognition criteria were met. The recognition criteria required that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that were replaced were written off and the cost of the new parts was capitalized. Depreciation was calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, five to 15 years. The residual values of the drilling units were estimated at $35 million and $50 million, respectively.

Long lived assets held for sale

 We classify long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.

When we conclude a Memorandum of Agreement for the disposal of a vessel which has yet to complete a time charter, it is considered that the held for sale criteria discussed in guidance are not met until the time charter has been completed as the vessel is not available for immediate sale. As a result, such vessels are not classified as held for sale.

When we conclude a Memorandum of Agreement for the disposal of a vessel which has no time charter to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2013 and 2014. For the year ended December 31, 2015 and due to our decision to sell certain vessels and vessel owning companies and classify the remaining vessels in the fleet as held for sale, a charge of $854.1 million was recognized.

In addition, the impairment review performed prior to the entering into the agreements for the sale of our vessels and vessel owning companies, has indicated that the carrying amount of one of our drybulk vessels was not recoverable and, therefore, a charge of $83.9 million was recognized. Finally during 2015, an additional charge of $113.0 million was recognized due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell.

Impairment of Long Lived Assets

We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our vessels, by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each vessel and compare them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. We estimate the daily time charter equivalent for the unfixed days of our drybulk vessels based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements and for our offshore support vessels based on available market data, over the remaining estimated life of the vessel, assumed to be 25 years for drybulk vessels and 30 years for offshore support vessels from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98% and 99% for our Drybulk and offshore support vessels, respectively. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with our vessels' depreciation policy. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

Our analysis for our vessels held for use, for the year ended December 31, 2015, which also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, did not indicate any impairment loss for any of the vessels held for use. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

As a result of the impairment review, we determined that the carrying amounts of our assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2013,however, due to our decision to sell certain vessels during the year and based on the agreed-upon sales price, an impairment charge of $43.5 million, for the year ended December 31, 2013, was recognized, while for 2014 we determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $38.1 million was recognized. As of December 31, 2015, we determined that the carrying amounts of our assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary to be recorded. However, during 2015 and as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies it was determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $83.9 million was recognized. In addition, due to our decision to sell certain vessels and vessel owning companies and based on the agreed-upon sales price, as well as due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, an impairment charge of $967.1 million was recognized, for the year ended December 31, 2015.

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

Above market acquired time charters

In connection with vessels acquired already chartered with contracts including fixed day rates that are above day rates available as of the acquisition date, we determine the aggregate fair values of these time-chartered contracts as of the acquisition date and record the respective contract fair values on the consolidated balance sheet as non-current assets under "Fair value of above market acquired time charters". These are then amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts).

Revenue and Related Expenses

(i) Drybulk Carrier, Tanker and Offshore support vessels:

Time and bareboat charters: We generate our revenues from charterers for the charterhire of our vessels, which are considered to be operating lease arrangements. For vessels chartered using time and bareboat charters and where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.

Pooling Arrangements: For vessels operating in pooling arrangements, we earn a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including our vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

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

Mobilization fees: As far as our offshore support segment is concerned, we are also entitled to mobilization fees. All mobilization revenues and direct incremental expenses of mobilization are initially deferred and recognized as revenues and expenses, over the duration of the time charter agreements, and to the extent that expenses exceed revenues to be recognized, they are expensed as incurred.

Voyage related and vessel operating costs: Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by us, except for commissions, which are either paid for by us or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the voyage or charter period.

(ii) Drilling Units included up to June 8, 2015 (date of deconsolidation):

Revenues: Our services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. We recognize revenue when delivery occurs, as directed by our customer and collectability is reasonably assured. We evaluate if there are multiple deliverables within the contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

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

(b) Term contracts: Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts we determine whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "service revenues" in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

Business combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the Consolidated Statements of Operations. The acquired company's operating results are included in our consolidated financial statements starting on the date of acquisition.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification ("ASC") 350 "Goodwill and Other Intangible Assets". This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. We test goodwill for impairment each year on December 31. We test goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2015, we concluded that the goodwill relating to our offshore support reporting unit was not impaired. To determine the fair value of each reporting unit, we use a combination of generally accepted valuation methodologies, including both income and market approaches. For our offshore support reporting unit, we estimate the fair market value using estimated discounted cash flows and publicly traded company multiples. We discount projected cash flows using a long-term weighted average cost of capital, which is based on our estimate of the investment returns that market participants would require for each of our reporting units. To develop the projected cash flows associated with our offshore support reporting unit, which are based on estimated future utilization and dayrates, we consider key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on our operations and the capital expenditure budgets of our customers. We derive publicly traded company multiples for companies with operations similar to our reporting units using information on shares traded on stock exchanges and, when they are available, from analyses of recent acquisitions in the marketplace. For our offshore reporting unit, we estimate fair market value using estimated discounted cash flows based on assumptions for future commodity prices, projected demand for its services, vessels' availability and dayrates.

Investments in Affiliates
Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method we record an investment in the stock of an affiliate at cost or at fair value in case of a retained investment in the common stock of an investee in a deconsolidation transaction, and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When our share of losses in an affiliate equals or exceeds our interest in the affiliate, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliate.

Selected Financial Data

Following our entry into the construction contracts for our 12 newbuilding tankers in 2010 and our acquisition of Ocean Rig ASA in 2008 and entry into the construction contracts for our four operating drilling units in 2008 and 2009, we had three reportable segments, the drybulk carrier segment, tanker segment and the offshore drilling segment. We commenced consolidation of Ocean Rig ASA on May 15, 2008.

 During 2015, we sold our entire tanker fleet. In addition, on June 8, 2015, following an equity offering of Ocean Rig, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. Finally, on October 21, 2015 we acquired the majority of the issued and outstanding share capital of Nautilus, which indirectly through its subsidiaries owns six offshore supply vessels. As a result of the above transactions, on December 31, 2015, we had two reportable segments, the drybulk carrier segment and the offshore support segment.

The table below reflects our voyage days, calendar days, fleet utilization and TCE rates for our Drybulk, tanker and offshore support vessels for the periods indicated. Please see "Item 3. Key Information—A. Selected Financial Data" for information concerning the calculation of TCE rates.

Drybulk carrier segment

	2013	2014	2015
Average number of vessels	37.15	38.69	35.78
Total voyage days for fleet	13,442	13,889	12,562
Total calendar days for fleet	13,560	14,122	13,060
Fleet Utilization	99.13%	98.35%	96.19%
Time charter equivalent	$12,062	$12,354	$9,171

Tanker segment

	2013	2014	2015
Average number of vessels	9.86	10.00	6.21
Total voyage days for fleet	3,598	3,650	2,168
Total calendar days for fleet	3,598	3,650	2,267
Fleet Utilization	100%	100%	95.63%
Time charter equivalent	$12,900	$21,835	$36,389

Offshore support segment

	2013	2014	2015
Average number of vessels	-	-	6.0
Total voyage days for fleet	-	-	426
Total calendar days for fleet	-	-	426
Fleet Utilization	-	-	100%
Time charter equivalent	-	-	$18,460

Year ended December 31, 2015 compared to the year ended December 31, 2014
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2014	2015	Change
REVENUES:

Revenues	$2,185,524	$969,825	$(1,215,699)	(55.6)%

EXPENSES:
Voyage expenses	117,165	65,286	(51,879)	(44.3)%
Vessels and drilling units operating expenses	844,260	371,074	(473,186)	(56.0)%
Depreciation and amortization	449,792	227,652	(222,140)	(49.4)%
Loss on contract cancellation	1,307	28,241	26,934	2,060.7%
Impairment loss and loss from sale of vessels and vessel owning companies	38,148	1,057,116	1,018,968	2,671.1%
General and administrative expenses	193,686	104,912	(88,774)	(45.8)%
Legal settlements and other, net	(2,013)	(2,948)	(935)	46.4%

Operating income/(loss)	543,179	(881,508)	(1,424,687)	(262.3)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(411,021)	(172,132)	238,889	(58.1)%
Interest income	12,146	527	(11,619)	(95.7)%
Loss on interest rate swaps	(15,528)	(11,601)	3,927	(25.3)%
Other, net	7,067	(9,275)	(16,342)	(231.2)%

Total other expenses, net	(407,336)	(192,481)	214,855	(52.7)%

INCOME/(LOSS) BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	135,843	(1,073,989)	(1,209,832)	(890.6)%
Loss due to deconsolidation of Ocean Rig	-	(1,347,106)	(1,347,106)	-
Income taxes	(77,823)	(37,119)	40,704	(52.3)%
Equity in net losses of Ocean Rig	-	(349,872)	(349,872)	-

NET INCOME/(LOSS)	58,020	(2,808,086)	(2,866,106)	(4,939.9)%
Less: Net (income) attributable to non-controlling interests	(105,532)	(38,975)	66,557	(63.1)%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(47,512)	$(2,847,061)	$(2,799,549)	5,892.3%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $90.0 million, or 43.8%, to $115.6 million for the year ended December 31, 2015, as compared to $205.6 million for the year ended December 31, 2014. A decrease of $59.2 million, or 28.8%, is attributable to lower hire rates during the year ended December 31, 2015, as compared to the relevant period in 2014, while a decrease of $16.5 million, or 8.0% relates to the write-off in overdue receivables. Moreover, an additional decrease of $20.4 million, or 9.9%, is attributable to the decrease in the total voyage days by 1,327 days, from 13,889 days to 12,562 days, during the year ended December 31, 2015, as compared to the year ended December 31, 2014, mainly due to the sale of 16 vessels of our fleet. The decrease was partly offset by the amortization of above market acquired time charters which decreased by $6.1 million, or 3.0%, during the year ended December 31, 2015, as compared to the relevant period in 2014.

Tanker segment

Voyage revenues decreased by $42.5 million, or 26.1%, to $120.3 million for year ended December 31, 2015, as compared to $162.8 million for year ended December 31, 2014. A decrease of $66.1 million or 40.6% is attributable to the decrease in total voyage days by 1,482, from 3,650 days to 2,168 days, during the year ended December 31, 2015, as compared to the relevant period in 2014, due to the sale of our tanker fleet during the year ended December 31, 2015. The decrease was partly offset by an increase of $23.6 million, or 14.5%, which is attributable to higher hire rates during the year ended December 31, 2015, as compared to the relevant period in 2014.

Offshore support segment

From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels of which four are oil spill recovery vessels (OSRVs) and two are platform supply vessels (PSVs). As a result, revenues from the Offshore support business segment amounted to $8.1 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Revenues from drilling contracts decreased by $1,091.3 million, or 60.1%, to $725.8 million for the year ended December 31, 2015, as compared to $1,817.1 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and revenues are consolidated in the Company's statement of income for the period up to June 8, 2015. Therefore the decrease in revenues is mainly due to the deconsolidation of the drilling segment on June 8, 2015, which resulted in less days in 2015 for our drilling fleet. More specifically, revenues from drilling contracts decreased due to the decreased revenues contributed from the Ocean Rig Olympia and the Ocean Rig Skyros amounting to $66.3 million, as compared to $410.0 million during the same period in 2014, the operations of the Eirik Raude and the Leiv Eiriksson, which contributed $165.3 million during the year ended December 31, 2015, as compared to $427.7 million during the same period in 2014 and the operations of the Ocean Rig Mylos, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Corcovado and the Ocean Rig Athena which contributed $462.4 million revenues during the year ended December 31, 2015, as compared to $978.9 million during the same period in 2014. The decrease was partly offset by an increase in the operations of the Ocean Rig Apollo that was added to the fleet during the first quarter of 2015, resulting in additional revenues of $31.3 million.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $10.4 million or 30.6%, to $23.6 million for the year ended December 31, 2015, as compared to $34.0 million for the year ended December 31, 2014. The decrease in voyage expenses is mainly due to the decrease in address and brokerage commissions which relates to the respective decrease in voyage revenues and the decrease in bunker expenses for the year ended December 31, 2015.

Tanker segment

Voyage expenses decreased by $41.8 million, or 50.2%, to $41.4 million for the year ended December 31, 2015, as compared to $83.2 million for the year ended December 31, 2014. The decrease is due to the sale of our tanker fleet during the year ended December 31, 2015.

Offshore support segment

From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, voyage expenses from the Offshore support business segment amounted to $0.3 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels and  drilling units operating expenses

Drybulk Carrier segment

Drybulk vessels operating expenses decreased by $2.7 million, or 2.99%, to $87.7 million for the year ended December 31, 2015, as compared to $90.4 million for the year ended December 31, 2014. The decrease is mainly due to the sale of 16 of our Drybulk vessels during the year ended December 31, 2015. The decrease was partly offset by increased drydocking expenses recognized during the year ended December 31, 2015 amounting to $19.1 million.

Tanker segment

Tanker vessels operating expenses decreased by $6.3 million, or 24.1%, to $19.8 million for the year ended December 31, 2015, as compared to $26.1 million for the year ended December 31, 2014. Operating expenses for the tankers segment decreased due to the sale of our tanker fleet during the year ended December 31, 2015 however the decrease was partly offset by an increase due to increased dry-docking expenses of $4.6 million recognized during the year ended December 31, 2015, as compared to the same period in 2014.

Offshore support segment

From October 21, 2015 we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, vessels operating expenses from Offshore support business segment amounted to $4.0 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Drilling units operating expenses decreased by $468.2 million, or 64.3%, to $259.6 million for the year ended December 31, 2015, compared to $727.8 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method, and operating expenses are consolidated in the Company's statement of income for the period up to June 8, 2015. Drilling units operating expenses decreased by $474.8 million due to the decrease in operating expenses of the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Corcovado, the Ocean Rig Mylos, the Ocean Rig Skyro and the Ocean Rig Athena. This decrease was partly offset by the operations of the Ocean Rig Apollo, that was added to the fleet during the first quarter of 2015, resulting in higher operating expenses in the year ended December 31, 2015, amounting to $6.6 million.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $34.1 million, or 34.2%, to $65.6 million for the year ended December 31, 2015, as compared to $99.7 million for the year ended December 31, 2014. The decreased depreciation charge for the drybulk fleet for the year ended December 31, 2015, as compared to the same period in 2014, is due to the fact that no depreciation charge was recorded for our dry bulk carriers after their classification as held for sale on September 9, 2015.

Tanker segment

Depreciation and amortization expense decreased by $18.4 million, or 75.4%, to $6.0 million for the year ended December 31, 2015, as compared to $24.4 million for the year ended December 31, 2014. The decrease is due to the fact that no depreciation charge was recorded for these vessels after the classification of the tanker fleet as held for sale on March 30, 2015. As of December 31, 2015 all tanker vessels have been delivered to their new owners.

Offshore support segment

From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, depreciation and amortization expenses from the Offshore support business segment amounted to $0.7 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Depreciation and amortization expense for the drilling units decreased by $170.3 million, or 52.3%, to $155.4 million for the year ended December 31, 2015, as compared to $325.7 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and the depreciation charge is consolidated in the Company's statement of income for the period up to June 8, 2015. Depreciation and amortization expense decreased due to a decrease of $177.2 million in depreciation expense charged for the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. These decreases were partly offset by an increase due to the operation of the Ocean Rig Apollo, which was added to the fleet during the first quarter of 2015, amounting to $8.0 million.

Impairment loss and loss from sale of vessels and vessel owning companies

Drybulk Carrier segment

During the year ended December 31, 2015, we recorded an impairment loss and loss from sale of vessels and vessel owning companies of $1.0 billion.  A loss of $83.9 million was recorded as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies. Furthermore, following the sales agreements for 14 vessel owning companies and three of our dry bulk vessels and the classification of the remaining 22 vessels of our dry bulk fleet as held for sale, we incurred an additional charge of $797.5 million included in "Impairment loss and loss from sale of vessels and vessel owning companies". In addition and as a result of the further deterioration of the market values of the vessels held for sale an additional charge of $113.0 million was recorded during the three months ended December 31, 2015 and included in "Impairment loss and loss from sale of vessels and vessel owning companies".  Finally, a charge of $6.0 million was recognized due to the sale of the vessels Byron and Galveston. During the year ended December 31, 2014, we recorded an impairment loss of $38.1 million as a result of the impairment analysis performed for our Drybulk carriers.

Tanker segment

During the year ended December 31, 2015 and following the ten Memoranda of Agreement for the sale of our tanker vessels we recorded a charge of $56.6 million as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. No such loss was recorded during the relevant period in 2014.

Offshore support segment

The Offshore support segment did not incur any impairment loss during the relevant period.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Loss on contract cancellation

Drybulk Carrier segment

During the year ended December 31, 2015, we incurred $28.2 million loss on contract cancellation, due to an agreement that we concluded with one of our charterers to write-off overdue receivables in exchange of amending certain terms of the respective time charter contracts. During the year ended December 31, 2014, we recorded a loss on contract cancellation of $1.3 million related to the cancellation of the construction of our four newbuildings.

Tanker segment

The Tanker segment did not incur any loss on contract cancellation during the relevant periods.

Offshore support segment

The Offshore support segment did not incur any loss on contract cancellation during the relevant period.

 Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

The Offshore Drilling segment did not incur any loss on contract cancellation during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $3.9 million, or 8.1%, to $44.5 million for the year ended December 31, 2015, compared to $48.4 million for the year ended December 31, 2014. General and administrative expenses decreased mainly due to the decrease in management fees due to the sale of 16 of our Drybulk carriers.

Tanker segment

General and administrative expenses decreased by $3.0 million, or 22.2%, to $10.5 million for the year ended December 31, 2015, compared to $13.5 million for the year ended December 31, 2014. General and administrative expenses decreased mainly due to the decrease in management fees due to the sale of our tanker fleet within 2015.

Offshore support segment

From October 21, 2015 we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, general and administrative expenses from the Offshore support business segment amounted to $2.9 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

General and administrative expenses decreased by $84.7 million, or 64.3%, to $47.0 million for the year ended December 31, 2015, as compared to $131.7 million for year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and general and administrative expenses are consolidated in the Company's statement of income for the period up to June 8, 2015.  General and administrative expenses decreased during the year ended December 31, 2015, due to the decreased cost for the operation of the offices in Angola and Athens and decreased consultancy fees.

Legal settlements and other, net

Drybulk Carrier segment

Legal settlements and other, net amounted to a gain of $1.0 million for the year ended December 31, 2015, as compared to a gain of $1.3 million in the relevant period in 2014.

Tanker segment

The Tanker segment did not incur any such gains or losses during the relevant periods.

Offshore support segment

The offshore support segment did not incur any significant gains or losses during the relevant period.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Legal settlements and other, net increased by $1.3 million, or 185.7%, to a gain of $2.0 million for the year ended December 31, 2015, as compared to a gain of $0.7 million, for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method, and legal settlements and other net are consolidated in the Company's statement of income for the period up to June 8, 2015. The gain during the year ended December 31, 2015, concerns an insurance claim for Ocean Rig Mylos, as compared to the gain of $0.7 million recorded during the year ended December 31, 2014, which relates to write off of claims from a major shipyard in Korea, cancellation fees and credit notes received.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs decreased by $61.9 million, or 60.9%, to $39.8 million for the year ended December 31, 2015, as compared to $101.7 million for the year ended December 31, 2014. The decrease is mainly due to the repayment of our Convertible Senior Notes during November 2014 and the repayments and transfers of the loans associated with the vessels and vessel owning companies sold during 2015 and was partly offset by the cancellation fees and write-off of financing fees of the loans associated with the sale of our vessels and vessel owning companies, during the year ended December 31, 2015.

Tanker segment

Interest and finance costs decreased by $1.7 million, or 16.2% to $8.8 million for the year ended December 31, 2015, as compared to $10.5 for the year ended December 31, 2014. The decrease is mainly due to repayments of the loans associated with the vessels sold during the year ended December 31, 2015.

Offshore support segment

From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, interest and finance costs from the Offshore support business segment amounted to $0.1 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Interest and finance costs decreased by $175.3 million, or 58.7%, to $123.5 million for year ended December 31, 2015, compared to $298.8 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and interest and finance costs are consolidated in the Company's statement of income for the period up to June 8, 2015. The decrease is also associated with the non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million, during the year ended December 31, 2014, which were partly offset by the higher level of debt during the year ended December 31, 2015.

Interest income

Drybulk Carrier segment

Interest income decreased by $0.9 million, or 90%, to $0.1 million for the year ended December 31, 2015, as compared to $1.0 million for the year ended December 31, 2014. The decrease was mainly due to a decrease in bank interest rates in time deposits during the year ended December 31, 2015, as compared to the relevant period in 2014.

Tanker segment

The Tanker segment did not earn any significant interest income during the relevant periods.

Offshore support segment

The offshore support segment did not earn any significant interest income during the relevant period.

 Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Interest income decreased by $10.7 million, or 96.4%, to $0.4 million for the year ended December 31, 2015, compared to $11.1 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and interest income is consolidated in the Company's statement of income for the period up to June 8, 2015. The decrease was also due to the decreased interest rates on our deposits during the year ended December 31, 2015, as compared to the relevant period in 2014.

Loss on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps decreased by $0.5 million, or 45.5%, to $0.6 million for the year ended December 31, 2015, as compared to $1.1 million for the year ended December 31, 2014, due to the termination of the swaps associated with the vessels and vessel owning companies sold as well as mark to market losses of outstanding swap positions.

Tanker segment

Losses on interest rate swaps decreased by $0.3 million or 17.6% to a loss on interest rate swaps of $1.4 million for the year ended December 31, 2015, as compared to a loss of $1.7 million for the year ended December 31, 2014. The loss for the year ended December 31, 2015, was mainly due to mark to market losses of outstanding swap positions.

Offshore support segment

The offshore support segment did not incur any gains or losses on interest rate swaps during the relevant period.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

For the year ended December 31, 2015, the drilling segment incurred losses on interest rate swaps of $9.6 million, as compared to losses of $12.7 million for year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and loss on interest rate swaps is consolidated in the Company's statement of income for the period up to June 8, 2015. The loss for the year ended December 31, 2015, was mainly due to mark to market losses of outstanding swap positions.

Other, net

Drybulk carrier segment

Other, net amounted to a loss of $0.7 million for the year ended December 31, 2015, compared to a gain of $1.6 million for the year ended December 31, 2014. The loss is mainly due to foreign currency exchange rate differences.

Tanker segment

Other, net amounted to a gain of $0.4 million for the year ended December 31, 2015, as compared to a gain of $1.2 million for the year ended December 31, 2014. The gain is mainly due to foreign currency exchange rate differences.

Offshore support segment

From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, other, net from the Offshore support business segment amounted to $2.8 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Other, net amounted to a loss of $6.3 million for the year ended December 31, 2015, compared to a gain of $4.3 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and other, net are consolidated in the Company's statement of income for the period up to June 8, 2015. The loss recognized is due to foreign currency exchange rate differences.

Loss due to deconsolidation of Ocean Rig

During the year ended December 31, 2015 and following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we incurred a loss due to deconsolidation of $1.3 billion.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore support segment

From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, income taxes from the Offshore support business segment amounted to $0.2 million for the year ended December 31, 2015.

Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)

Income taxes decreased by $40.9 million, or 52.6%, to $36.9 million for year ended December 31, 2015, compared to $77.8 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and income taxes are consolidated in the Company's statement of income for the period up to June 8, 2015. As Ocean Rig's drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Equity in net losses of affiliated company

During the year ended December 31, 2015 and following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we presented our share of losses from Ocean Rig amounting to $349.9 million, including $310.5 of impairment in Ocean Rig investment, as a single amount in the consolidated statements of operations.

Net income attribute to non-controlling interests

Net income attributed to non-controlling interests amounted to $39.0 million for the year ended December 31, 2015, as compared to $105.5 million for the year ended December 31, 2014. This represents the amount of consolidated income that was not attributable to DryShips Inc Following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements.

Year ended December 31, 2014 compared to the year ended December 31, 2013
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2013	2014	Change
REVENUES:

Revenues	$1,492,014	$2,185,524	$693,510	46.5%

EXPENSES:
Voyage expenses	103,211	117,165	13,954	13.5%
Vessels and drilling units operating expenses	609,765	844,260	234,495	38.5%
Depreciation and amortization	357,372	449,792	92,420	25.9%
Loss on sale of assets, net	-	1,307	1,307	-%
Vessel impairment charge	43,490	38,148	(5,342)	(12.3)%
Contract termination fees and Other	33,293	-	(33,293)	(100)%
General and administrative expenses	184,722	193,686	8,964	4.9%

Legal settlements and other, net	4,585	(2,013)	(6,598)	(143.9)%

Operating income	155,576	543,179	387,603	249.1%
OTHER INCOME /(EXPENSES):
Interest and finance costs	(332,129)	(411,021)	(78,892)	23.8%
Interest income	12,498	12,146	(352)	(2.8)%
Gain/(loss) on interest rate swaps	8,373	(15,528)	(23,901)	(285.5)%
Other, net	2,245	7,067	4,822	214.8%

Total other expenses, net	(309,013)	(407,336)	(98,323)	31.8%

INCOME/(LOSS) BEFORE INCOME TAXES	(153,437)	135,843	289,280	(188.5)%
Income taxes	(44,591)	(77,823)	(33,232)	74.5%

NET INCOME/(LOSS)	(198,028)	58,020	256,048	(129.3)%
Less: Net (income)/loss attributable to non-controlling interests	(25,065)	(105,532)	(80,467)	321.0%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(223,093)	$(47,512)	$175,581	(78.7)%

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

Vessels and drilling units operating expenses

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

Offshore Drilling segment

Drilling units operating expenses increased by $222.8 million, or 44.1%, to $727.8 million for the year ended December 31, 2014, compared to $505.0 million for the year ended December 31, 2013. The increase in operating expenses was mainly due to the addition of the Ocean Rig Athena to the current fleet, resulting to operating expenses amounting to $46.9 million. Additionally, the significant increase is also due to the Ocean Rig Skyros and the Ocean Rig Mylos which were added to the current fleet in the second and third quarter of 2013, amounting to $165.2 million. Furthermore, the Ocean Rig Olympia, the Ocean Rig Mykonos the Ocean Rig Corcovado and the Leiv Eiriksson resulted to increased operating expenses amounting to $27.9 million. The total increase was partly offset by the decrease in operating expenses of the Eirik Raude which amounted to $15.0 million in aggregate, whereas the operating expenses of the Ocean Rig Poseidon remained approximately the same for the years ended 2013 and 2014.

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

Offshore Drilling segment

A gain of $0.7 million was realized for the year ended December 31, 2014, as compared to a loss of $6.0 million during the year ended December 31, 2013, resulting to an increase of $6.7 million or 111.7%. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.The amount of $0.7 million relates to write off of claims from a major shipyard in Korea, cancellation fees and credit notes received during the year ended 2014.

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

Recent Accounting Pronouncements

A discussion of the recent accounting pronouncement can be found in our consolidated financial statements in Note 2.

B.           Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding debt facilities, and pay dividends. Our board of directors determined to suspend the payment of cash dividends beginning in the fourth quarter of 2008.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced.  Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending December 31, 2016, will not be sufficient to cover our working capital deficit. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

As of December 31, 2015, our cash balances (including restricted cash) amounted to $15.0 million. Our cash and cash equivalents decreased by $566.2 million, or 100%, to nil as of December 31, 2015, compared to $566.2 million as of December 31, 2014. The decrease in our cash and cash equivalents was mainly due to the deconsolidation of Ocean Rig, which resulted into a cash decrease of $621.6 million. On June 8, 2015, following an equity offering of Ocean Rig, our ownership decreased to 47.2% and, accordingly, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. The decrease is also attributable to the acquisition of Nautilus which had a cash outflow of $78.2 million. In addition the decrease was due to loan repayments of $782.4 million, dividends paid amounting to $20.5 million, fixed asset additions amounting to $505.7 million and the payments of financing fees of $5.4 million, which were partly offset by loan proceeds of $492.0 million and the proceeds from the sale of our vessels and vessel owning companies amounting to $673.9 million, the decrease in our restricted cash amounting to $65.9 million and cash flows provided by operating activities of $215.7 million. The above figures include the results of Ocean Rig up to its deconsolidation on June 8, 2015.

As of December 31, 2015, we had total indebtedness of $341.9 million, including $103.7 million classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies.  Our total indebtedness decreased by $5.3 billion, or 93.9%, to $341.9 million as of December 31, 2015, from $5.6 billion as of December 31, 2014, mainly due to the deconsolidation of Ocean Rug on June 8, 2015 and the loan repayments and transfers made during 2015 associated with the vessels and vessel owning companies sold. As of December 31, 2015, we were not in compliance with certain financial covenants.

Three of our bank facilities have matured and we have not made the final balloon installment. For the remaining bank facilities, we have elected to suspend principal repayments to preserve cash liquidity.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $85.6 million as of December 31, 2015, compared to a working capital deficit of $394.5 million as of December 31, 2014. The deficit decrease is mainly due to the deconsolidation of Ocean Rig on June 8, 2015 and the classification of all vessels sold and the assets of the vessel owning companies sold as held for sale.

Our practice has been to acquire our assets using a combination of funds received from equity investors and bank debt secured by mortgages on our assets. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

As of December 31, 2015, we had $30.0 million available borrowing capacity under our credit facility with Sifnos Shareholders Inc. a company controlled by Mr. Economou.

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

Breach of Covenants under Secured Credit Facilities

 Events beyond our control, including changes in the economic and business conditions in the international markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facilities. Our ability to maintain compliance with such requirements also depends substantially on the value of our assets, our charter-hire and day-rates, our ability to obtain charter contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy.

A violation of any of the financial covenants in our credit facilities, absent a waiver of the breach from our lenders, or a violation of the loan-to-value ratios in our credit facilities, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities that would allow all amounts outstanding thereunder to be declared immediately due and payable. In addition, all of our credit facilities contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities. If the amounts outstanding under our indebtedness were to become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

As of December 31, 2015, we were in breach of certain financial covenants while three bank facilities have matured and we have not made the final balloon installments. Accordingly, these three lenders have declared an event of default. For the remaining bank facilities, we have elected to suspend principal repayments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all bank loan agreements, we have classified the bank loans amounting to $218.2 million, as current liabilities, while the remaining loan balances in breach of $103.7 million are classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies. See Note 3 to our consolidated financial statements included in this annual report.

We are currently in negotiations with our lenders to obtain debt maturity extension or restructuring of our debt facilities. We cannot guarantee that we will be able to obtain our lenders consent with respect to the aforementioned noncompliance under our credit facilities or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities, under which a total of $341.9 million, including $103.7 million classified as "Liabilities held for sale" in the consolidated balance sheet as of December 31, 2015 included in this annual report, due to the sale of the respective vessels, was outstanding as of December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record further impairment adjustments to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Moreover, in connection with any additional amendments to our credit facilities, that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the margin and lending rates they charge us on our outstanding indebtedness.

We expect that our lenders could demand payment of the loans under which we are in breach of certain financial and loan-to-value ratio covenants before their maturity, especially those loans where we are not paying scheduled loan installments as they fall due. We plan to pay loan interest with cash expected to be generated from operations. We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and offshore support fleet with cross-default provisions which amounted to approximately $341.9 million, including $103.7 million classified as "Liabilities held for sale" in the consolidated balance sheet as at December 31, 2015, included in this annual report, due to the sale of the respective vessels, in the aggregate as of December 31, 2015, if such debt is accelerated by our lenders, as discussed above. In such a scenario, we would have to seek to access the capital markets or other fund sources to fund the mandatory payments.

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

In conjunction with the offering of our Convertible Senior Notes described above, we also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which we loaned the share borrower approximately 36.1 million of our common shares. Under the share lending agreement, the share borrower was required to return the borrowed shares when the Convertible Senior Notes were no longer outstanding. We did not receive any proceeds from the sale of the borrowed shares by the share borrower, but we did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

As of December 31, 2014, the share borrower had returned the loaned shares that it borrowed pursuant to the share lending agreements discussed above. The returned loaned shares were not retired and are included as treasury stock in the Company's financial statements as of December 31, 2014 and 2015 included elsewhere in this annual report.

On the day of the Convertible Senior Notes issuance, the fair value of the share lending agreement was determined to be $14.5 million for the Convertible Senior Notes, based on a 5.5% interest rate of the Convertible Senior Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the year ended December 31, 2014 and 2015, was $2.8 million and $0 million, respectively.

The total interest expense related to the Convertible Senior Notes in our consolidated statement of operations for the years ended December 31, 2014 and 2015, was $76.7 million and $0 million, respectively, of which $45.3 million and $0 million was non-cash amortization of the discount on the liability component, respectively, and $31.4 million and $0 million was the contractual interest to be paid semi-annually at a coupon rate of 5% per year, respectively.

The Company's interest expense associated with the $460.0 million aggregate principal amount and $240.0 million aggregate principal amount of Convertible Senior Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

During November 2014, we repurchased on the open market and cancelled $191.1 million principal amount of our 5% convertible notes. On November 24, 2014 we repaid the remaining amount of our 5% convertible notes, amounted to $508.9 million.

Ocean Rig's Loans and Notes

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and its long term debt is not consolidated in our balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig's loans and notes for 2015 have not been included.

Existing Credit Facilities/ Term Loans

Credit Facilities relating to Our Drybulk  Segment

$103.2 million secured term loan facility, dated June 20, 2008, as amended

We entered into this facility to partially finance the acquisition costs of the drybulk vessels Sorrento and Iguana. This loan bears interest at LIBOR plus a margin. The portion of the loan facility relating to the drybulk vessel Sorrento is repayable in 32 quarterly installments, plus a balloon payment payable together with the last installment in July 2016. The portion of the loan facility relating to the drybulk vessel Iguana was repaid following the sale of the vessel during 2010. On April 14, 2014, we obtained a waiver letter to amend certain financial covenants. On November 12, 2014, we signed a supplemental agreement for relaxation of certain financial covenants.

As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $18.3 million and $21.3 million under this loan facility, respectively.

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

The loan bears interest at LIBOR plus a margin and is repayable in two quarterly installments plus a balloon payment, payable together with the last installment in March 2015. On August 21, 2015, we entered into a supplemental agreement to this loan agreement, to extend the maturity of the loan to October 13, 2015. The maturity of the loan has since lapsed and we have not made the last balloon installment.

As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $27.6 million and $28.9 million under this loan facility, respectively.

$47.0 million secured term loan facility, dated November 16, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Oregon. The loan bears interest at LIBOR plus a margin, and is repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015. The maturity of the loan has since lapsed and we have not made the last balloon installment.

As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $12.5 million and $14.0 million under this loan facility, respectively.

$90.0 million secured term loan facility, dated October 5, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessels Samatan and Galveston (ex VOC Galaxy). The loan bears interest at LIBOR plus a margin depending on corporate leverage, and is repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in November, 2015. The maturity of the loan has since lapsed and we have not made the last balloon installment.

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

On November 25, 2015 we made a prepayment of $5.3 million under this loan agreement related to the sale of the vessel Galveston, on November 30, 2015.

As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $43.7 million and $53.0 million under this loan facility.

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

The senior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $84.6 million and $145.1 million under this loan facility, respectively.

The junior loan facility bears interest at LIBOR plus a margin. The term loan facility is repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility is repayable in quarterly installments with the next term loan facility installment. As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $17.0 million and $29.3 million under this loan facility, respectively.

On September 27, 2012, we entered into two additional supplemental agreements under our senior and junior facilities to provide additional security in connection with a shortfall in the security cover ratio required to be maintained under the facilities and pledged 7,800,000 of our shares of Ocean Rig as additional security under the facilities. On November 22, 2013, the 7,800,000 shares of Ocean Rig were released back to the Company.

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

On October 1 and December 11, 2015 and associated the sale of the vessels Manasota and Alameda, respectively we made prepayments of $19.2 million and $12.4 million under this loan agreement, respectively.

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

As of December 31, 2015 and 2014, we had outstanding borrowings amounting to $14.6 million and $15.8 million, under this loan facility, respectively.

Repaid credit facilities

Credit facilities relating to our Drybulk and Tanker Segments

$126.4 million secured term loan facility, dated July 23, 2008, as amended

We entered into a $126.4 million term loan facility to partially finance the acquisition of the drybulk vessel Flecha. In January 2012, we entered into a supplemental agreement with respect to this facility, according to which the vessel Woolloomooloo was pledged as collateral to secure the loan.

This loan bore interest at LIBOR plus a margin, and was repayable in 40 quarterly installments, plus a balloon payment payable together with the last installment in July 2018.

As of December 31, 2014, we had outstanding borrowings in the amount of $42.6 million under this term loan facility. On July 29, 2015, we repaid in full the outstanding amount of $37.3 million under that Secured Term Loan facility.

$125.0 million secured term loan facility, dated May 13, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessels Capri and Positano. The loan bore interest at LIBOR plus a margin and was repayable in thirty-two quarterly installments, plus a balloon payment payable together with the last installment in June 2016.

As of December 31, 2014, we had outstanding borrowings in the amount of $15.7 million under this loan facility. On August 21, 2015 we repaid in full the outstanding amount of $12.8 million under this loan facility.

$90.0 million secured term loan facility, dated May 5, 2008, as amended

We entered into this facility to partially finance the acquisition cost of the drybulk vessel Mystic.

The loan bore interest at LIBOR plus a margin, and was repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015.

As of December 31, 2014, we had outstanding borrowings in the amount of $30.0 million under this loan facility. On August 21, 2015 we repaid in full the outstanding amount of $27.0 million under this loan facility.

$35.0 million secured term loan facility, dated October 2, 2007, as amended

We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Byron (ex Clipper Gemini). The loan bore interest at LIBOR plus a margin, and was repayable in 36 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in October 2016. On July 7, 2014, we entered into an agreement and agreed to make a cash prepayment of $2.7 million to avoid a loan-to-value covenant breach.

As of December 31, 2014, we had outstanding borrowings in the amount of $12.8 million under this loan facility. On August 20, 2015, we repaid in full the outstanding amount of $12.8 million under this loan facility.

$70.0 million secured term loan facility, dated February 7, 2011

We entered into this facility to partially finance the construction and acquisition costs of our newbuilding Aframax and Suezmax tankers, Saga and Vilamoura, which were delivered on January 18, 2011 and March 23, 2011, respectively, and for financing general corporate and working capital purposes. The loan bore interest at LIBOR plus a margin and was repayable in 20 quarterly installments, with a balloon payment payable together with the last installment on February 15, 2016.

As of December 31, 2014, we had outstanding borrowings in the amount of $52.5 million under this loan facility. On August 6 and August 19, 2015 and due to the sale of the vessels Saga and Vilamoura, respectively, we repaid in full the respective tranches amounted to $22.9 million and $27.2 million, respectively.

$32.3 million secured term loan facility, dated April 20, 2011

We entered into this facility to partially finance the construction cost of our newbuilding Aframax tanker Daytona, which was delivered to us on April 29, 2011. The loan bore interest at LIBOR plus a margin and was repayable in 24 quarterly installments of $538,500, plus a balloon payment of $19.4 million payable concurrently with the last installment.

As of December 31, 2014, we had outstanding borrowings in the amount of $24.8 million under this loan facility. On September 9, 2015 and due to the sale of the vessel Daytona, we repaid in full the then outstanding amount of $23.2 million.

$141.4 million secured term loan facility, dated October 26, 2011

We entered into this facility to partially finance the construction costs of the newbuilding tankers Belmar, Calida, Lipari and Petalidi. The loan bore interest at LIBOR plus a margin and was repayable (i) in 28 installments ranging from $32,500 to $37,500, plus a balloon payment ranging from $7.9 million to $9.5 million, payable together with the last installment, with respect to advances by all of the commercial lenders except one and (ii) in 40 installments ranging from $587,500 to $697,500 with respect to advances by one of the lenders.

On July 17, 2014, we signed a supplemental agreement for a waiver of a certain financial covenant until December 31, 2014.

As of December 31, 2014, we had outstanding borrowings in the amount of $112.4 million under this loan facility. On July 16, July 24, July 27 and August 25, 2015 and due to the sale of the vessels Petalidi, Lipari, Belmar and Calida, respectively, we repaid in full the respective tranches amounted to $29.5 million, $28.8 million, $23.6 million and $23.6 million, respectively.

$107.7 million secured loan agreement, dated October 24, 2012

In October 2012, we entered into a $107.7 million secured loan agreement to partially finance the construction costs of our two newbuilding Aframax tankers Alicante and Mareta, delivered in January 2013, and our Suezmax tanker Bordeira, delivered in January 2013.   This loan agreement, which was available in three tranches, bore interest at LIBOR plus a margin and was repayable in 24 equal, semi-annual installments.

As of December 31, 2014, we had outstanding borrowings in the amount of $88.2 million, under this loan facility. On July 21, August 7, and October 29, 2015, and due to the sale of the vessels Bordeira, Mareta and Alicante, respectively, we repaid in full the respective tranches amounted to $33.4 million, $24.0 million and $24.0 million, respectively.

$12.5 million Sellers Credit dated March 15, 2013

On March 15, 2013, we reached an agreement with a far eastern shipyard for a $12.5 million sellers credit to us. This credit was repayable to the yard in one bullet repayment two years after date of drawdown and it bore interest at LIBOR plus 300 basis points per annum. We agreed to provide a pledge of 1,602,500 shares in Ocean Rig that we owned, which pledge would be automatically released upon repayment of credit.

On January 8, 2015, this credit was repaid in full, we were released from our obligations and 1,602,500 shares of Ocean Rig pledged by us to the shipyard were released and returned to us.

$170.0 million Senior Credit Facility dated October 29, 2014

On October 29, 2014, we entered into a senior secured credit facility with Nordea Bank for up to $170.0 million to refinance the existing indebtedness under the Company's $325.0 million Senior Credit Facility, which had a balance of $50.0 million as of October 31, 2014. This facility had a five-year term, bore interest at LIBOR plus a margin, was repayable in quarterly installments and was secured by the six vessels that secured the $325.0 million Senior Credit Facility, as well as three other vessels.

As of December 31, 2014, we had outstanding borrowings amounting to $167.1 million, under this loan facility.

On May 26, 2015 and July 10, 2015, we made two prepayments of $15.0 million and $10.0 million, respectively, under this loan agreement. On August 18, 2015 we also entered into a supplemental agreement to amend certain terms of the aforementioned loan. On October 13, 2015 the vessels Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena were delivered to their new owner who also assumed in full the respective outstanding amount of the above mentioned loan agreement, which had a balance of $130.9 million.

$200.0 million Secured Bridge Credit Facility dated November 14, 2014

On November 14, 2014, we entered into a facility agreement with ABN AMRO, for a secured bridge credit facility in an amount of $200.0 million. The loan is repayable through a single repayment installment. In connection with the ABN AMRO facility, on November 18, 2014, as required by that facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares registered, 45,129,069 Ocean Rig shares were initially pledged by us to ABN AMRO under the terms of the ABN AMRO facility which requires collateral coverage based on the prevailing 30 day Volume Weighted Average Price ("VWAP") at draw down. On January 9, 2015 and March 19, 2015, respectively, we provided additional security in relation to the ABN AMRO facility in the form of 8,000,000 and 12,500,000 Ocean Rig shares owned by us. During the year ended December 31, 2015, we made various prepayments and finally repaid in full the loan agreement on October 16, 2015. Following the repayment of the loan, all Ocean Rig shares pledged by us to ABN AMRO were released and returned.

$122.6 million secured credit facility, dated February 14, 2012

We entered into this facility to partially finance the construction costs relating to the vessel Fakarava, which was delivered to us in September, 2012, and the vessels Negonego and Rangiroa delivered to us in 2013 and 2013, respectively. The facility bears interest at LIBOR plus a margin and is repayable in 48 installments. The facility is secured with guarantees from Cardiff and us. We have drawn down an amount of $38.0 million related to the vessel Fakarava and an aggregate of $81.7 million related for the vessels Negonego and Rangiroa. On May 29, 2014, we entered into a supplemental agreement to amend certain definitions.

As of December 31, 2015 and 2014, we had outstanding borrowings in the amount of $103.7 million and $109.8 million, under this loan facility, respectively.

On March 24, 2016, we concluded a new sales agreement with entities controlled by Mr. George Economou, our Chairman and Chief Executive officer, for the sale of our Capesize vessels (Rangiroa, Negonego, Fakarava), along with the associated debt, which had an outstanding balance of $102.1 million at March 24, 2016. On March 30, 2016, we received the lender's consent for the sale of the vessels and made a prepayment of $15.0 million, under the respective loan agreement. On March 31, 2016 the shares of the vessel owning companies were delivered to their new owners.

Credit Facilities relating to Our Offshore Support Segment

$23.0 million Secured Credit Facility dated July 29, 2013

On October 21, 2015, and due to the acquisition of Nautilus, we assumed $17.8 million under this credit facility. On November 6, 2015, the outstanding amount of $17.8 million was fully repaid.

 $38.2 million Secured Credit Facility dated November 23, 2012

On October 21, 2015, and due to the acquisition of Nautilus, we assumed $27.7 million under this credit facility. On November 6, 2015, the outstanding amount of $27.7 million was fully repaid.

Credit Facilities relating to Our Offshore Drilling Segment

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and its long term debt is not consolidated in our balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig's loans and notes for 2015 have not been included.

Cash Flows

Year ended December 31, 2015 compared to year ended December 31, 2014

Our cash and cash equivalents including restricted cash decreased to $15.0 as of December 31, 2015, compared to $658.9 million as of December 31, 2014, primarily due to the deconsolidation of Ocean Rig, the acquisition of Nautilus, payments for drilling units improvements and repayments of loans. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $85.6 million as of December 31, 2015, compared to working capital deficit of $394.5 million as of December 31, 2014.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $259.4 million, or 54.6%, to $215.7 million for the year ended December 31, 2015, compared to $475.1 million for the year ended December 31, 2014. This decrease is primarily attributable to the deconsolidation of Ocean Rig.

Net Cash Used In Investing Activities

Net cash used in investing activities was $465.7 million for the year ended December 31, 2015, mainly due to the deconsolidation of Ocean Rig which resulted into a charge of $621.6 million and the outflows for acquisition of Nautilus amounted to $78.2 million. The Company made also payments of $505.7 million for fixed assets additions. These cash outflows were partly offset by the decrease of $65.9 million in the amount of cash deposits required by our lenders and $673.9 million of proceeds from sale of vessels and vessel owning companies.

Net cash used in investing activities was $754.7 million for the year ended December 31, 2014. The Company made payments of $296.3 million for advances for vessels and drilling units under construction and $510.3 million for vessels and drilling units acquisitions and improvements. These cash outflows were offset by the decrease of $51.5 million in the amount of cash deposits required by our lenders and a decrease of 0.4 million for short term investments.

Net Cash Provided By/(Used in) Financing Activities

Net cash used in financing activities was $316.3 million for the year ended December 31, 2015, consisting mainly of $782.4 million repayments under our long-term credit facilities, $5.4 million in payments for financing costs and $20.5 million in payments for dividends. The outflows were partly offset by the borrowings of $492.0 million under our long term credit facilities.

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

Year ended December 31, 2014 compared to year ended December 31, 2013

Our cash and cash equivalents decreased to $566.2 million as of December 31, 2014, compared to $595.1 million as of December 31, 2013, primarily due to payments for vessels, drilling units' improvements and advances for drilling units under construction. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $394.5 million as of December 31, 2014, compared to working capital deficit of $987.5 million as of December 31, 2013.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $229.1 million, or 93.1%, to $475.1 million for the year ended December 31, 2014, compared to $246.0 million for the year ended December 31, 2013. This increase is primarily attributable to the increased revenue from the drilling segment.

Net Cash Used In Investing Activities

Net cash used in investing activities was $754.7 million for the year ended December 31, 2014. The Company made payments of $296.3 million for advances for vessels and drilling units under construction and $510.3 million for vessels and drilling units' acquisitions and improvements. These cash outflows were offset by the decrease of $51.5 million in the amount of cash deposits required by our lenders and a decrease of 0.4 million for short term investments.

Net cash used in investing activities was $1.2 billion for the year ended December 31, 2013. The Company made payments of $235.3 million for advances for vessels and drilling units under construction, $1.2 billion for vessels and drilling units' acquisitions and improvements and $0.4 million for short term investments. These cash outflows were offset by the decrease of $234.3 million in the amount of cash deposits required by our lenders.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015:

	Payments due by period
Obligations	Total	Less than 1 year
(In thousands of Dollars)
Long-term debt (1)	$341,865	$341,865
Interest and borrowing fees (2)	4,133	4,133
Total	$345,998	$345,998

(1)	As further discussed in Note 4, 7 and 11 to our consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2015, was $218.2 million (gross of unamortized deferred financing fees of $0.6 million), included in current liabilities, $103.7 million included in "Liabilities held for sale" due to the sale of the respective vessel owning companies and $20.0 million included in "Due to related parties", in the consolidated balance sheet included in this annual report. The above amounts were used to partially finance the expansion of our fleet. The loans bear interest at LIBOR plus a margin. The amounts in the table under "Long Term Debt" do not include any projected interest payments.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2015. Note that the amount of our bank debt has been classified as "Less than 1 year" in the contractual obligations table to be consistent with the classification of the debt as current liability within our consolidated financial statements. Debt amounting to $218.2 million is classified as a current liability as the debt may be called for payment by the lenders at any time, while the remaining loan balances of $103.7 million are classified as "Liabilities held for sale" due to the classification as held for sale of the respective vessel owning companies.

Loan repayments as per original terms of loan agreements	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands of Dollars)
Long-term debt (1)	$341,865	$211,400	$37,023	$28,232	$65,210
Interest and borrowing fees (2)	62,826	13,828	23,368	12,930	12,700
Total	$404,691	$225,228	$60,391	$41,162	$77,910

(2)	A portion of our long-term debt outstanding as of December 31, 2015 bears variable interest at margin over LIBOR, but such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on interest rates ranging from 3.11% to 8.41%, including part of interest rate swap payments for the floating rates (LIBOR).

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

Name	Age	Position
George Economou	63	Chairman, President, Chief Executive Officer and Class A Director
Harry Kerames	61	Class B Director
Vassilis Karamitsanis (1)	40	Class A Director
George Xiradakis (1)	52	Class B Director
Chryssoula Kandylidis (1)	62	Class C Director
George Demathas	63	Class C Director
Anthony Kandylidis	38	Exeuctive Vice President
Ziad Nakhleh	43	Chief Financial Officer
Niki Fotiou (2)	46	Senior Vice President Head of Accounting and Reporting
Prokopios (Akis) Tsirigakis	61	Vice President of Offshore
Dimitrios Dreliozis (2)	39	Financial Controller
Anastasia Pavli	34	Secretary

(1)	On December 3, 2015, the members of our Board of Directors reduced to three, due to the resignation of three of our directors; Mrs. Chryssoula Kandylidis, Mr. George Xiradakis and Mr. Vassilis Karamitsanis
(2)	On December 3, 2015, our Board of directors approved the resignation of our Senior Vice President, Head of Accounting and Reporting Mrs. Niki Fotiou as well as the appointment of our Financial Controller Mr. Dimitrios Dreliozis

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou has over 30 years of experience in the maritime industry and has served as Chairman, President and Chief Executive Officer of Dryships Inc. since 2005. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company's growth into one of the largest US listed drybulk company in fleet size and revenue and the third largest Panamax owner in the world. The Company subsequently invested in and developed Ocean Rig, an owner of drilling units involved in ultra deepwater drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, he has been a member of the board of directors of Danaos Corporation. Apart from his shipping interests, Mr. Economou has also invested in real estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to our board of directors on July 29, 2009. Harry Kerames has over 25 years of experience in the transportation industry. Mr. Kerames is the President and founder of Blue Star LLC, a marine consultant and advisor firm. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm's shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded Azimuth Fund Management a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, ITEL Rail Corporation, IBM and was a director at OceanFreight Inc. Mr. Kerames is a member of the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr Kerames is the chairman of our Audit and Nominating Committee.

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

George Xiradakis was appointed to our board of directors in May 2006. Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions. XRTC acted as the commercial representative of international banks including the French banking groups Credit Lyonnais and NATIXIS in Greece. Mr. Xiradakis is also the advisor of various shipping companies, as well as international and state organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. In addition, Mr. Xiradakis has served on the board of directors of Paragon Shipping Inc., a company listed on the New York Stock Exchange, since 2008, and is also a member of the audit committee of Paragon Shipping Inc.  From July 2010 to August 2010, Mr. Xiradakis served on the board of directors of Ocean Rig, the Company's previous majority-owned subsidiary, and from 2008 to 2009, Mr. Xiradakis was a member of the board of directors of Aries Maritime Transport. Mr. Xiradakis has also served as President and Chairman of the board of directors of the Hellenic Real Estate Corporation and the Hellenic National Center of Port Development. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University formerly known as City of London Polytechnic in London. Mr. Xiradakis holds an MSc. in Maritime Studies from the University of Wales.

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

Prokopios (Akis) Tsirigakis was appointed to serve as Vice President of our Offshore segment, effective November 16, 2015. Mr.  Tsirigakis served as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus Marine Acquisition Corp.,. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of, Star Bulk Carriers Corp., a dry-bulk shipping company listed on the NASDAQ Stock Market (NASDAQ: SBLK). He also served as a director of Star Bulk Carriers Corp. from November 2007 to March 2012. From November 2005 until November 2007, Mr. Tsirigakis founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on our board of directors. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 until November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Dimitris Dreliozis was appointed as our Financial Controller in December 2015, and has over 11 years of finance and accounting experience, including 8 years in various senior financial positions within the DryShips Group, including Ocean Rig. For the period from July 2004 to May 2008, Mr. Dreliozis worked as an external auditor for Deloitte. Mr. Dreliozis is a graduate of the Athens University of Economics and Business.

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

B.           Compensation of Directors and Senior Management

We paid an aggregate amount of $8.0 million, $5.4 million, $4.3 million, as cash compensation to our officers and executive directors for the fiscal years ended December 31, 2015, 2014 and 2013 and non-executive directors received annual cash compensation in the aggregate amount of $0.4 million, plus reimbursement of out-of-pocket expenses. We also have accrued a provision for a cash bonus of $2.0 million, for our senior management relating to the year ended December 31, 2015. We do not have a retirement plan for our officers or directors.

Consultancy Agreements

Agreement for the Services of our Chief Executive Officer

On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provides the services of our Chief Executive Officer. The term of the agreement has been amended for a period of five years commencing on February 3, 2013 unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we are obligated to pay (i) annual remuneration to Fabiana and (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee of our board of directors.

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) by the company without cause; or (iv) by either party for any material breach of their respective obligations under the agreement.

Agreement for the Services of our Executive Vice President

Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as our Executive Vice-President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, we will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, we will be obligated to pay a lump sum amount.

 Agreement for the Services of our Chief Financial Officer

On October 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our Chief Financial Officer, Mr. Ziad Nakhleh, as amended on February 4, 2011 and April 10, 2012 and as further amended on February 16, 2015, for the provision of the services of our Chief Financial Officer. The term of the agreement has been extended for a period of two years commencing on January 1, 2014. Currently, we are in the process of extending the term of this agreement. Under the terms of the agreement, we are obligated to pay (i) an annual base salary and (ii) additional bonus compensation as determined by the compensation committee of our board of directors.

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

Agreement for the Services of our Senior Vice President, Head of Accounting and Reporting

On March 5, 2010, we entered into a consultancy agreement as amended, with an entity beneficially owned by our Senior Vice President, Head of Accounting and Reporting, Ms. Niki Fotiou, for the provision of the services of our Senior Vice President, Head of Accounting and Reporting. We have extended the term of this agreement, which would be deemed to expire as of December 31, 2015. Under the terms of the agreement, we were obligated to pay (i) an annual base salary; (ii) a cash bonus; (iii) equity compensation; (iv) additional bonus compensation as determined by our Chief Financial Officer; and (v) a signing bonus.

Effective December 3, 2015, our Senior Vice President, Head of Accounting and Reporting, Ms. Niki Fotiou resigned from her duties and the respective consultancy agreement terminated.

Agreement for the Services of our Vice President of Offshore

On November 16, 2015, we entered into a consultancy agreement, with an entity beneficially owned by our Vice President of Offshore, Mr. Prokopios Tsirigakis, for the provision of the services of our Vice President of Offshore. The duration of this agreement shall be three years. Under the terms of the agreement, we are obligated to pay (i) a monthly salary and (ii) additional bonus compensation as determined by the compensation committee of our board of directors.

The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us for cause or without cause as defined in the agreement; (iv) at any time by either party in the event of a material breach of obligations by the other party; or (v) at any time by either party by giving thirty days' notice to the other party. In addition, upon termination by us without Cause, as defined in the agreement, we will be obligated to pay the consultancy fee under this agreement for one month from the date of termination.

Equity Incentive Plan

On January 16, 2008, the Company's board of directors approved the 2008 Equity Incentive Plan, as amended, or the Plan. Under the Plan, officers, directors, and key employees of the Company and its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates are eligible to receive, with respect to the Company's common shares, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 21,834,055 common shares have been reserved for issuance under the Plan, subject to adjustment for changes in our capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the Plan will expire after January 16, 2018, the tenth anniversary of the date the Plan was adopted. Our awards under the Plan which have vested in the year ended December 31, 2015 or will vested in the future are set forth as follows:

On January 12, 2011, we awarded 360,000 non-vested common shares (9,000,000 common shares before the reverse stock split) to Fabiana for the contribution of the services of our Chief Executive Officer during the fiscal year ended 2010. The shares awarded to Fabiana vest over a period of eight years, with 40,000 shares (1,000,000 common shares before the reverse stock split) vesting on February 10, 2011 and 40,000 shares (1,000,000 common shares before the reverse stock split) vesting annually on December 31 of 2011 through 2018. The fair value of the shares on the award date was $5.50 per share.

On February 4, 2011, we awarded 600 non-vested common shares (15,000 common shares before the reverse stock split) to one of our executive officers, which vest on a pro rata basis over the course of three years beginning in June 2012 and ending in June 2015. The fair value of the shares on the award date was $5.01 per share.

On August 20, 2013, we awarded 40,000 non-vested common shares (1,000,000 common shares before the reverse stock split) to Fabiana for the contribution of George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 13,334 shares (333,334 common shares before the reverse stock split) vesting on the grant date, 13,333 shares (333,333 common shares before the reverse stock split) vesting on August 20, 2014 and 13,333 vesting (333,333 common shares before the reverse stock split) on August 20, 2015 respectively. The fair value of the shares on the award date was $2.01 per share.

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 48,000 shares (1,200,000 common shares before the reverse stock split)  of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 16,000 shares (400,000 common shares before the reverse stock split) vesting on December 31, 2014, 16,000 shares (400,000 common shares before the reverse stock split) vesting on December 31, 2015, and 16,000 (400,000 common shares before the reverse stock split) vesting on December 31, 2016.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 84,000 shares (2,100,000 common shares before the reverse stock split) of the Company's common stock, with par value $0.01,  and a cash bonus of $1.0 million be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 28,000 shares (700,000 common shares before the reverse stock split) vesting on December 31, 2015, 28,000 shares (700,000 common shares before the reverse stock split) vesting on December 31, 2016, and 28,000 (700,000 common shares before the reverse stock split) vesting on December 31, 2017.

As of March 31, 2016, we had 2,931,034 common shares remaining for issuance under the Plan.

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

C.           Board Practices

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A director, Mr. George Economou,  expires at the annual general meeting of shareholders in 2017. The term of our Class B director, Mr. Harry Kerames, expires at the annual general meeting of shareholders in 2018. The term of our Class C director, and Mr. George Demathas, expires at the annual general meeting of shareholders in 2016.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors has determined two of our directors to be independent under the rules of the NASDAQ Stock Market LLC: Messrs. Harry Kerames, and George Demathas. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

Committees of the Board of Directors

Our board of directors has established an audit committee comprised of two independent directors: Messrs. Harry Kerames and George Demathas. Mr. Harry Kerames has been appointed to serve as Chairman of the audit committee. The audit committee is governed by a written charter, which has been approved by the board of directors. The board of directors has determined that all of the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act and the NASDAQ Stock Market LLC and fulfill the requirement of being financially literate and that Harry Kerames qualifies as an "audit committee financial expert" as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:

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

Our board of directors has established a compensation committee comprised of two independent directors, Messrs. Harry Kerames and George Demathas. Mr. George Demathas has been appointed to serve as Chairman of the compensation committee. The compensation committee is responsible for determining the compensation of our executive officers.

Our board of directors has also established a nominating committee consisting of two independent directors, Messrs. George Demathas and Harry Kerames. Mr. Harry Kerames has been appointed to serve as Chairman of the nominating committee. The nominating committee is responsible for identifying, evaluating and recommending to the board of directors individuals for membership on the board of directors, as well as considering nominees proposed by shareholders in accordance with our Amended and Restated Bylaws.

D.           Employees

Drybulk and Offshore Support Segment

As of December 31, 2015, 2014 and 2013, DryShips Inc. employed 18, 19 and 17 persons at its offices in Athens, Greece, respectively. As of December 31, 2015 TMS Bulkers, TMS Tankers and TMS Offshore Services employed approximately 278 people in the aggregate. As of December 31, 2014 and 2013, TMS Bulkers and TMS Tankers employed approximately 281 and 246 people in the aggregate, respectively. TMS Bulkers, TMS Offshore Services since the acquisition of Nautilus on October 21, 2015, and TMS Tankers until the sale of our tanker fleet during 2015, are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our Drybulk, offshore support and tanker vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. We did not experience any material work stoppages with respect to our drybulk, tanker and offshore support segments due to labor disagreements during 2015, 2014 or 2013.

E.           Share Ownership

For the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions."

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 31, 2016, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our executive officers, directors and key employees; and

•	all our executive officers, directors and key employees as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of April 27, 2016, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
George Economou (3)	4,722,685	17.6%
Anthony Kandylidis	—	*
Harry Kerames	—	*
Evangelos Mytilinaios	—	*
George Xiradakis	—	*
George Demathas	—	*
Executive Officers, Key Employees and Directors as a Group	4,751,823	17.7%

_____________________
*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o DryShips, 109 Kifisias Avenue and Sina Street, Amaroussion GR 151 24 Greece.
(2)	Based on 26,881,846 common shares outstanding as of March 31, 2016.
(3)
Mr. Economou may be deemed to beneficially own 437,796 (10,944,910 common shares before the reverse stock split) of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 752,000 (18,800,000 common shares before the reverse stock split) of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 10,180 (254,512 common shares before the reverse stock split) of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 2,324,226 (58,105,667 common shares before the reverse stock split) of these shares, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 1,198,483 (29,962,088 common shares before the reverse stock split) of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.

As of March 15, 2016, we had 46 shareholders of record, 39 of which were located in the United States and held an aggregate of 24,482,976 of our common shares, representing 86.4% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,481,647 of our common shares as of March 15, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

Agreements with Cardiff, TMS Bulkers, TMS Tankers and TMS Offshore Services

Mr. George Economou, our Chairman, President and Chief Executive Officer, controls the Foundation, a Liechtenstein foundation that owns 100.0% of the issued and outstanding capital stock of Cardiff, TMS Bulkers, TMS Tankers and TMS Offshore Services.

Management Agreements – Drybulk Vessels

Since January 1, 2011, we have outsourced all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers, a related party, pursuant to management agreements entered into for each of our operating drybulk carriers and vessels under construction. Effective January 1, 2011, we entered into new management agreements with TMS Bulkers that replaced our previous management agreements, on the same terms as our previous management agreements.

Mr. Economou, and, under the guidance of our board of directors, manages our business, including our administrative functions, and we monitor TMS Bulkers' performance under the management agreements.

Management Agreements with TMS Bulkers

Under our management agreements with TMS Bulkers, TMS Bulkers is entitled to a fixed management fee of Euro 1,500 (or $1,639 based on the Euro/U.S. Dollar exchange rate at December 31, 2015) per vessel, per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we request that TMS Bulkers supervise the construction of a newbuilding vessel, we are obligated to pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us in lieu of the fixed management fee. For any additional attendance above the budgeted superintendent expenses, we are charged extra at a standard rate of Euro 500 (or $546 based on the Euro/U.S. Dollar exchange rate as of December 31, 2015) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 (or $1,688 based on the Euro/U.S. Dollar exchange rate as of December 31, 2015) per vessel, per day. Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,738 based on the Euro/U.S. Dollar exchange rate at December 31, 2015).

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

During the years ended December 31, 2015, 2014 and 2013, total charges from TMS Bulkers under the management agreements amounted to $28.4 million, $33.5 million and $35.8 million, respectively.

Management Agreements – Drilling Units

Services Agreements

Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of our affiliate Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, our Chairman, President and Chief Executive Officer, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig paid Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the consolidated statements of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as our controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and the charges from Cardiff Drilling under this agreement are consolidated in our results only up to June 8, 2015.

For the years ended December 31, 2015 and 2014 total charges from Cardiff Drilling under the Ocean Rig Services Agreement amounted to $7.4 million and $21.3 million, respectively.

Management Agreements – Tankers

Since January 1, 2011 and until the sale of our tanker fleet during 2015, TMS Tankers has provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers.  Each management agreement provided for a management fee of Euro 1,700 (or $1,857 based on the Euro/U.S. Dollar exchange rate as of December 31, 2015) per vessel, per day, which was payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 (or $1,913 based on the Euro/U.S. Dollar exchange rate as of December 31, 2015) per vessel, per day. Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($1,972 based on the Euro/U.S. Dollar exchange rate at December 31, 2015). In addition, TMS Tankers also received a construction supervisory fee of 10% of the budget for our tankers under construction, payable up front, in lieu of the fixed management fee while our tankers were under construction.

In addition, under the management agreements, TMS Tankers was entitled to a chartering commission of 1.25% of all monies earned by the vessel and a vessel sale and purchase commission of 1.0%. The management agreements further provided that in our discretion, we could pay TMS Tankers an annual performance incentive fee.

Each management agreement had a term of five years and was automatically renewed for successive five year periods unless we provided notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

The management agreements could be terminated as follows:

(i) TMS Tankers could terminate the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner were not received by TMS Tankers within ten running days; (b) the vessel owner did not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employed the vessel in a hazardous or improper manner, and the vessel owner failed to remedy such default;

(ii) the vessel owner could terminate the agreement with immediate effect by notice in writing if TMS Tankers did not meet its obligations for any reason within its control under the agreement and failed to remedy such default within a reasonable time;

(iii) the agreement shall be deemed terminated in the case of the sale of the vessel, if the vessel became a total loss or was declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party; and

(iv) upon a change of control of us and/or the vessel owners.

In the event that the management agreements were terminated for any reason other than a default by TMS Tankers, we could be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we could be required to pay TMS Tankers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Tankers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

The management agreements provided that TMS Tankers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Tankers, its employees or agents and in such case the liability of TMS Tankers per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provide that TMS Tankers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they were shown to have resulted from a failure by TMS Tankers to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we had agreed to indemnify TMS Tankers and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the new management agreements, TMS Tankers had the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, TMS Tankers remained fully liable for the due performance of its obligations under the management agreements.

For the years ended December 31, 2015, 2014 and 2013, total charges from TMS Tankers under the management agreements amounted to $13.3 million, $ 10.5 million and $11.7 million, respectively.

Management Agreements – Offshore support vessels

On October 21, 2015, we acquired 97.44% of the issued and outstanding share capital of Nautilus and on November 24, 2015, acquired the remaining 2.56% which indirectly through its subsidiaries owns six Offshore Supply Vessels. The vessels are managed by TMS Offshore Services Ltd. ("TMS Offshore Services"), an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou. Our offshore support service vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of the Company's platform supply and oil spill Recovery vessels.

For the period from October 21, 2015 through December 31, 2015 total charges from TMS Offshore Services under the management agreements amounted to $0.5 million.

Cardiff Tankers Inc.

   Under charter agreements for all of our tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, was entitled to a 1.25% commission on the charter hire earned by those tankers.

Cardiff Marine Inc.

On January 2, 2014, we entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, our Chairman, President and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. We may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery during 2016, 2017 and 2018.

Pooling Arrangements

Three of our Suezmax tankers, Vilamoura, Lipari and Petalidi, operated in the Blue Fin Tankers pool ("Blue Fin") until the termination of the pooling agreements with Blue Fin relating to such vessels in October 2012, March 2013 and November 2012, respectively. The Aframax tankers Saga, Daytona, and Belmar and Calida operated in the Sigma Tanker Pool ("Sigma") until the termination of the pooling agreements with Sigma relating to such vessels in April 2012, October 2012, January 2013 and October 2013, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. Mr. George Economou is a member of the Board of Directors of Heidmar Inc.

Consultancy Agreements

Vivid Finance

Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid"), a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, Vivid provides us with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, we, amended the agreement with Vivid to limit the scope of the services provided under the agreement us and our subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between us and Vivid is in effect for our tanker, drybulk and offshore support shipping segments only.

Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between us and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20%  to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between the Company and Vivid, this fee was paid by us. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

Consultancy Agreements Relating to the Provision of the Services of Certain of our Executive Officers

For a description of our consultancy agreements relating to the provision of the services of certain of our executive officers and key employees, please see "Item 6. Directors and Senior Management—B. Compensation of Directors and Senior Management—Consultancy  Agreements."

Other Agreements

Steel Wheel Investments Limited

Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the our Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of December 31, 2015.

Ocean Rig

On November 18, 2014, we entered into a $120.0 million Exchangeable Promissory Note (the "Note") with our former subsidiary Ocean Rig. The Note from Ocean Rig bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, we signed an amendment with Ocean Rig under the $120.0 million Note to, among other things, partially exchange $40.0 million of the Note for 4,444,444 of Ocean Rig's shares owned by us, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig's stock owned by us. On August 13, 2015, we reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80.0 million owed to Ocean Rig under the $120.0 million Note, and transferred 17,777,778 shares of Ocean Rig previously owned by us. The remaining 2,777,778 shares of Ocean Rig, which were pledged, were released and returned to us.

Sifnos Shareholders Inc.

On October 21, 2015, as amended on November 11, 2015, we entered into a secured revolving credit facility of up to $60.0 million with an entity controlled by Mr. George Economou, for general working purposes. The loan is secured by the shares that we hold in Ocean Rig and in Nautilus, and by a first priority mortgage over one Panamax dry-bulk carrier. The loan has a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding loan into shares of our common stock or into shares of common stock of Ocean Rig held by us. The conversion will be based on the volume weighted average price of either stock plus a premium. Furthermore, we, as the borrower under this agreement, had the right to convert $10.0 million of the outstanding loan into 4,000,000 preferred shares (100,000,000 before the reverse stock split). On October 21 and December 22, 2015 we drew down the amounts of $20.0 million and $10.0 million, respectively under the above secured revolving credit facility. On December 30, 2015, we exercised our right to convert $10.0 million of the outstanding principal amount of the loan into 4,000,000 of our Series B Preferred Stock (100,000,000 before the reverse stock split). Each share of Series B Preferred Stock had the right to vote with the common shares on all matters on which the common shares are entitled to vote as a single class, and the shares of Series B Preferred Stock had five votes per share.  The shares of Series B Preferred Stock were to be mandatorily converted into our common shares on a one to one basis within three months after the issuance thereof or any earlier date selected by us in our sole discretion. On March 24, 2016 we entered into an agreement to increase our secured revolving facility. The facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we have the right to convert $8.75 million of the outstanding balance of the loan into 3,500,000 of our preferred shares, which have a voting power of 5:1 (vis-à-vis common stock) and will manditorily convert into common stock on a 1:1 basis within 3 months after such conversion.  As part of the transaction we also entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 (100,000,000 before reverse stock split) Series B Preferred Shares held by the lender for $8.75 million. On April 5, 2016, the Sifnos revolving facility was further amended, in connection with the sale of all of the shares we held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to Dryships, in exchange for a 40% LTV maximum loan limit, being introduced under the Revolver.  In addition, the interest rate under the loan was reduced to 4% plus LIBOR. On April 5, 2016, we paid Sifnos $45.0 million from our proceeds of the sale of the Ocean Rig shares to Ocean Rig Investments Inc. Further to this payment, the outstanding balance under this facility is $11.75 million.

George Economou

As our Chairman, President, Chief Executive Officer ("CEO") and principal shareholder, with a 17.6% shareholding as of March 31, 2016, Mr. George Economou has the ability to exert influence over our operations.

On June 8, 2015, Ocean Rig successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. As part of the offering, Mr. George Economou, purchased $10.0 million, or 1,428,571 shares, of common stock in the offering at the public offering price. As of December 31, 2015, Mr. George Economou has a 5.4% shareholding in Ocean Rig.

On December 30, 2015, we elected to convert $10.0 million of the outstanding principal amount of the secured revolving credit facility entered with Sifnos Shareholders Inc. a company controlled by Mr. Economou, on October 21, 2015 into 4,000,000 of our Series B Preferred Stock (100,000,000 before the reverse stock split). Each preferred share had five votes and was mandatorily converted into our common shares on a one to one basis within three months after the issuance thereof on a date selected by us. On March 24, 2016, we entered into an agreement to increase the secured revolving facility by $10.0 million and as part of the transaction we entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 (100,000,000 before the reverse stock split) Series B Preferred Shares held by the lender for $8.75 million. On April 5, 2014 we repaid $45.0 million of the above secured revolving facility.

Other

During March 2013, we accepted an offer from a company affiliated with Mr. George Economou for the sale of two Very Large Ore Carriers (VLOC) newbuildings. On April 30, 2015, we through our subsidiaries, entered into ten Memoranda of Agreements with entities controlled by Mr. George Economou for the sale of four Suezmax tankers and six Aframax tankers. On September 9, 2015, we entered into sales agreements with entities controlled by Mr. George Economou for the sale of 14 vessel owning companies (owners of ten Capesize and four Panamax carriers) and three Capesize bulk carriers.

On March 24, 2016, we concluded a new sales agreement with entities controlled by Mr. George Economou, our Chairman and Chief Executive officer, for the sale of our Capesize vessels (Rangiroa, Negonego, Fakarava), along with the associated debt, which had an outstanding balance of $102.1 million at March 24, 2016. On March 30, 2016, we received the lender's consent for the sale of the vessels and made a prepayment of $15.0 million, under the respective loan agreement. On March 31, 2016 the shares of the vessel owning companies were delivered to their new owners.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.           Consolidated statements and other financial information.

See "Item 18. Financial Statements."

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling businesses. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels and drilling units. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the consolidated financial statements, included in this annual report.

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

Our loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2014, the Ocean Rig Corcovado, a drilling unit owned by Ocean Rig, incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $20.2 million for the above covered event was recognized as revenue during the year ended December 31, 2014, and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of $39.1 was reimbursed during the year.

As part of the normal course of operations, our customers may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reache agreement with the customer on the amounts due.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of the drilling unit the Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013 Ocean Rig reached an out-of-court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, Ocean Rig, having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

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

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends, if any, in the future, will also depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk or offshore support charter markets, our earnings would be negatively affected thus limiting our ability to pay dividends, if any, in the future. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

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

On May, 2014, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share to shareholders of record as of May 20, 2014. On August, 2014, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share to shareholders of record as of August 1, 2014. On November, 2014, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share to shareholders of record as of October 31, 2014. During the year ended December 31, 2014, Ocean Rig paid dividends amounting to $30.6 million, to shareholders other than us.

On March, 2015, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share to shareholders of record as of March 10, 2015. On May, 2015, Ocean Rig paid a quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share to shareholders of record as of May 22, 2015. On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve. During the year ended December 31, 2015, Ocean Rig paid dividends amounting to $20.5 million, to shareholders other than us.

B.           Significant Changes

See note 21 of "Item 18. Financial Statements."

Item 9.   The Offer and Listing

Our common shares currently trade on the NASDAQ Capital Market under the symbol "DRYS". The table below sets forth the high and low closing prices of our common shares for each of the periods indicated, as reported by the NASDAQ Capital Market.

December 31, 2011	$1.97	$5.50
December 31, 2012	$1.58	$3.74
December 31, 2013	$1.64	$4.70
December 31, 2014	$0.76	$4.50
December 31. 2015	$0.08	$1.15

For the Quarter Ended
March 31, 2014	$3.15	$4.50
June 30, 2014	$2.87	$3.53
September 30, 2014	$2.44	$3.36
December 31, 2014	$0.76	$3.30
March 31, 2015	$0.72	$1.15
June 30, 2015	$0.58	$0.85
September 30, 2015	$0.16	$0.69
December 31, 2015	$0.08	$0.29

For the Month Ended
October 2015	$0.17	$0.23
November 2015	$0.15	$0.21
December 2015	$0.08	$0.29
January 2016	$0.09	$0.16
February 2016	$0.10	$0.13
March 2016	$2.15	$4.00
April 1, 2016 through April 26, 2016	$0.76	$1.86

**  The Company effectuated a 25:1 reverse stock split on March 11, 2016. Stock prices for March are on a post reverse stock split adjusted basis.

Item 10.    Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in our Registration Statement on Form F-3ASR (Registration No. 333-202821), filed with the SEC on April 29, 2015, is incorporated by reference herein, provided that as of March 31, 2016, we had 26,881,846 common shares outstanding.

The following is a description of the material terms of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Description of Common Shares

Each of our outstanding common shares entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred shares, holders of shares of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding common shares are fully paid and non-assessable. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares that may be outstanding. Our common shares are listed on the NASDAQ Capital Market under the symbol "DRYS."

Description of Preferred Shares

As of the date of this annual report, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000,000 have been designated as Series A Convertible Preferred Stock, 10,000,000 have been designated as Series A Participating Preferred Stock and 100,000,000 have been designated as Series B Preferred Stock.  Currently, no shares of Series B Preferred Stock are issued and outstanding.

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

Each share of our Series A Convertible Preferred Stock was mandatorily convertible into our common shares proportionally, upon the contractual delivery of our drilling units the Ocean Rig Corcovado,the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, at a premium of 127.5% of the original purchase price. Furthermore, each share of the Series A Convertible Preferred Stock could have been converted into our common shares at any time at the option of the holder at a conversion rate of 1.0:0.7.

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

In connection with the delivery of our newbuilding drilling units the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos all of our outstanding shares of Series A Convertible Preferred Stock were converted into common shares in accordance with the terms of the Certificate of Designations.

For a more information regarding our Series A Participating Preferred Stock, see "—Stockholders Rights Agreement."

We entered into a secured revolving facility agreement (the "Revolving Facility") with Sifnos on October 21, 2015, subsequently amended on November 11, 2015, pursuant to which the Issuer borrowed up to $60.0 million principal amount from Sifnos Shareholders Inc. ("Sifnos"), as lender.  Pursuant to the terms of the Revolving Facility, on December 30, 2015, we exercised our right to convert $10.0 million in aggregate principal of the Revolving Facility into 4,000,000 shares of our Series B Preferred Stock (100,000,000 before the reverse stock split).

Each share of Series B Preferred Stock was entitled to vote with the common shares on all matters on which the common shares are entitled to vote as a single class, and the shares of Series B Preferred Stock had five votes per share.  The shares of Series B Preferred Stock were mandatorily convertable into our common shares on a one to one basis within three months after the issuance thereof or any earlier date selected by us in our sole discretion. The Series B Preferred had the same dividend and liquidation rights as our common shares.

On March 24, 2016 we entered into an agreement to increase the maximum available amount by $10.0 to $70.0, and as part of the transaction we entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 Series B Preferred Shares (100,000,000 before the reverse stock split) held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares previously held by Sifnos, effective March 24, 2016.

Our Articles of Incorporation and Bylaws

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws do not impose any limitations on the ownership rights of our shareholders.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. Our Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our Amended and Restated Bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. The term of our directors designated Class A directors expires at our 2017 annual meeting of shareholders. Class B directors serve for a term expiring at our 2018 annual meeting of shareholders. Directors designated as Class C directors serve for a term expiring at our 2016 annual meeting of shareholders. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock 10,000,000 of these shares have been designated as Series A Participating Preferred Stock and 100,000,000 of those have been designated as Series B Preferred Stock as of March 31, 2016.  Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days not more than 180 days prior to the one year anniversary of the preceding year's annual meeting of shareholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

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

The Rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of March 31, 2016, no exercise of any Right had occurred.

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

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive gross income from the use and operation of vessels and offshore support vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

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

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2015 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2015 taxable year, the Company's stock was "primarily and regularly traded" on the NASDAQ Global Select Market, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2015 United States income tax returns.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the Company's common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to elect to mark-to-market our common shares, which election we refer to as a "Mark-to-Market Election." In addition, if we were to be treated as a PFIC for any taxable year, a U.S. Holder that owns our common shares in that year would generally be required to file a Form 8621 with its U.S. federal income tax return for that year.

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

We provide offshore support services to third parties through our wholly-owned subsidiaries. Such services may be provided in countries where the tax legislation subjects offshore support revenue to withholding tax or other corporate taxes, and where the operating cost may also be increased due to tax requirements. The amount of such taxable income and liability will vary depending upon the level of our operations in such jurisdiction in any given taxable year. Distributions from our subsidiaries may be subject to withholding tax.

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States or Brazil, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Our Risk Management Policy

Our primary market risks relate to adverse movements in the charterhire rates for our drybulk and offshore support fleet and any declines that may occur in the value of our assets, which consist primarily of our drybulk and offshore support vessels. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, charter rates and dayrates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to these risks. In regard to charter rates and bunker prices, as our employment policy for our vessels has been, and is expected to continue to be, with a high percentage of our fleet on periodic employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The international shipping and offshore industries are capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

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

As of December 31, 2015, we had a total of nine interest rate swap, cap and floor agreements, maturing from May 2016 through July 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, net loss and cash outflows in the current year by approximately $31.7 million based upon our debt level at December 31, 2015. A 1.0% increase in LIBOR, with all other variables held constant, would have increased our interest and finance costs for the year ended December 31, 2015 from $172.1 million to $203.8 million based upon our debt level at December 31, 2015.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for our offshore support vessels as well as the Ocean Rig Corcovado and the Ocean Rig Mykonos, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2015, and until June 8, 2015, which we deconsolidated Ocean Rig, we incurred approximately 46% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2015, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net loss, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in an increase of $1.4 million in our losses before taxes for the year ended December 31, 2015.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2015, we did not have any open foreign currency forward exchange contracts.

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

Item 15.     Controls and Procedures

(a) Disclosure Controls and Procedures

Management, including our Company's Chief Executive Officer and Chief Financial Officer has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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

2                 Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.                  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (2013 Framework), as of December 31, 2015.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2015, based on the framework established in Internal Control—Integrated Framework issued by COSO (2013 Framework). Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting is effective as of December 31, 2015.

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

(d) Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial  reporting that have accrued during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. Harry Kerames, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," a member of our audit committee, qualifies as an "audit committee financial expert" as that term is defined under SEC regulations. Our board of directors has also determined that Mr Demathas and Mr. Kerames are independent under SEC Rule 10A-3 of the Exchange Act and the independence rules of the NASDAQ Stock Market LLC.

Item 16B.      Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. A copy of our code of ethics is posted in the "Investor Relations" section of the DryShips Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 109 Kifisias Avenue and Sina Street, 151 24 Amaroussion, Greece. No substantive amendments to our code of ethics were made during the fiscal year ended December 31, 2015, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 2015.

Item 16C.      Principal Accountant Fees and Services

Audit Fees

The table below sets forth the total fees for the services performed by our Independent Auditors. The table below also identifies these amounts by category of services.

(U.S. Dollars in Thousands)	2014	2015
Audit and audit related fees	$2,122	$1,241
Tax fees	46	122
Total fees	$2,168	$1,363

Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. There were no audit-related or other fees billed in 2015 and 2014.

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

None.

Item 16G.       Corporate Governance

Exemptions from NASDAQ corporate governance rules

As a foreign private issuer, we are subject to less stringent corporate governance requirements than U.S.-domiciled companies. Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance requirements. The practices we intend to follow in lieu of NASDAQ's corporate governance rules are:

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and by laws, the board of directors approves certain share issuances.

•	Our board of directors will not hold regularly scheduled meetings at which only independent directors are present.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Amended and Restated Bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Amended and Restated Bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

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

Item 18.1.       Schedule I – Condensed Financial Information of DryShips Inc. (Parent Company only)

The Schedule I, beginning after page F-60, is filed as part of this report.

Item 19.          Exhibits

1.1	Articles of Amendment to Articles of Incorporation of DryShips Inc., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

1.2	Amended and Restated Bylaws of DryShips Inc., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 of DryShips Inc. (File No. 333-169235), filed with the SEC on September 7, 2010.

1.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

1.4	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of DryShips Inc.

2.1	Form of Common Share Certificate, incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

2.2	Form of Global Note, incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

2.6	Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.7	Supplemental Indenture, dated as of January 23, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.8	Second Supplemental Indenture, dated as of January 30, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as supplemented by a supplemental indenture, dated as of January 23, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.9	Third Supplemental Indenture, dated as of March 15, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as supplemented by a supplemental indenture, dated as of January 23, 2013, and a second supplemental indenture dated as of January 30, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017, incorporated by reference to exhibit 2.7 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.1	Stockholders Rights Agreement, dated January 18, 2008, by and between DryShips Inc. and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

4.2	Amendment No. 1, dated as July 9, 2009, to Stockholders Rights Agreement, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on July 15, 2009.

4.3	Amendment No. 2, dated as of April 21, 2010, to Stockholders Rights Agreement, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on April 27, 2010.

4.4	Amended and Restated 2008 Equity Incentive Plan of DryShips Inc., incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.5	Loan Agreement, dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger, Lead Bookrunner and Joint Underwriter, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner and Joint Underwriter, relating to a term loan and short-term credit facilities of up to $518,750,000, or the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2005, filed with the SEC on April 21, 2006.

4.6	Supplemental Letter, dated May 15, 2006, to the HSH Nordbank Senior Loan Agreement and the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.7	Supplemental Agreement, dated November 29, 2006, to the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.8	Supplemental Agreement, dated November 29, 2006, to the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.9	Amending and Restating Agreement, dated May 23, 2007, relating to the HSH Nordbank Senior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006, incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.10	Amending and Restating Agreement, dated May 23, 2007, relating to the HSH Nordbank Junior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006, incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008

4.11	Supplemental Agreement, dated February 27, 2008, to the HSH Nordbank Senior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006 and as further amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.12	Supplemental Agreement, dated February 27, 2008, to the HSH Nordbank Junior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006 and as further amended and supplemented by a supplemental agreement dated November 29, 2006 and as further amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.13	Supplemental Letter, dated April 23, 2008, to the HSH Nordbank Senior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006, a supplemental agreement dated November 29, 2006 and a supplemental agreement dated February 27, 2008 and as amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.14	Supplemental Letter, dated April 23, 2008, to the HSH Nordbank Junior Loan Agreement, as supplemented and amended by a supplemental letter dated May 15, 2006, a supplemental agreement dated November 29, 2006 and a supplemental agreement dated February 27, 2008 and as amended and restated by an amending and restating agreement dated May 23, 2007, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.15	Supplemental Agreement, dated November 17, 2009, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.16	Supplemental Agreement, dated November 17, 2009, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.17	Supplemental Letter, dated September 29, 2010, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 1 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.18	Supplemental Letter, dated September 29, 2010, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 2 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 30, 2010.

4.19	Supplemental Letter, dated February 9, 2012, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.20	Supplemental Letter, dated February 9, 2012, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.21	Pledge and Security Agreement, dated as of February 9, 2012, made by DryShips Inc. to HSH Nordbank AG, incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.22	Uncertificated Securities Control Agreement, dated as of February 9, 2012, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.23	Supplemental Letter, dated September 27, 2012, to the HSH Nordbank Senior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.24	Supplemental Letter, dated September 27, 2012, to the HSH Nordbank Junior Loan Agreement, as supplemented, amended and restated from time to time, incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.25	Pledge and Security Agreement, dated as of September 27, 2012, made by DryShips Inc. to HSH Nordbank AG incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.26	Uncertificated Securities Control Agreement, dated as of September 27, 2012, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc. incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.27	Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.
4.28	Waiver Letter, dated April 15, 2009, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.29	First Supplemental Agreement, dated July 30, 2009, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.30	Second Supplemental Agreement, dated August 25, 2010, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, as amended and supplemented by a supplemental agreement dated July 30, 2009, incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.31	Supplemental Letter, dated September 16, 2011, to a Loan Agreement, dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000, as amended and supplemented, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.32	Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008.

4.33	Waiver Letter, dated February 25, 2009, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.34	Waiver Letter, dated November, 11, 2009, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.35	Waiver Letter, dated February 24, 2010, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.36	Supplemental Agreement, dated April 15, 2010, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.37	Second Supplemental Agreement, dated January 27, 2011, relating to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, as amended and supplemented by a first supplemental agreement dated April 15, 2010, incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.38	Supplemental Letter, dated June 29, 2011, to a Loan Agreement, dated November 16, 2007, by and between Iason Owning Company Limited, as Borrower, and EFG Eurobank Ergasias S.A., as Bank, relating to a loan of up to $47,000,000, as amended and supplemented by a first supplemental agreement dated April 15, 2010 and as further amended and supplemented by a second supplemental agreement dated January 27, 2011, incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.39	Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.40	First Supplemental Agreement, dated December 12, 2008, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.41	Waiver Letter, dated April 15, 2009, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008, incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.42	Second Supplemental Agreement, dated July 30, 2009, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008, incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.43	Waiver Letter, dated November 27, 2009, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008 and a second supplemental agreement dated July 30, 2009, incorporated by reference to Exhibit 4.49 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.44	Amending and Restating Loan Agreement, dated January 25, 2010, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and supplemented by a first supplemental agreement dated December 12, 2008 and a second supplemental agreement dated July 30, 2009, incorporated by reference to Exhibit 4.50 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.45	Amended and Restated Loan Agreement, dated August 25, 2010, relating to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010 and as further amended and restated on August 25, 2010, incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.46	Amended and Restated Loan Agreement, dated November 29, 2010, relating to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as amended and restated on January 25, 2010, August 25, 2010 and November 29, 2010, incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.47	Supplemental Letter, dated September 16, 2011, to a Loan Agreement, dated March 13, 2008, by and among Annapolis Shipping Company Limited, Atlas Owing Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited, as Borrowers, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000, as novated, amended and restated, incorporated by reference to Exhibit 4.56 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.48	Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2008, filed with the SEC on March 30, 2009.

4.49	Waiver Letter, dated July 22, 2009, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.50	First Supplemental Agreement, dated October 8, 2009, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.51	Waiver Letter, dated November 23, 2009, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as amended, incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.52	Amending and Restating Loan Agreement, dated January 18, 2010, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as supplemented and amended by a first supplemental agreement dated October 8, 2009, incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.53	Supplemental Letter, dated June 10, 2010, to a Loan Agreement, dated June 20, 2008, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as amended and supplemented by a supplemental agreement dated October 8, 2009 and as amended and restated by an amending and restating agreement dated January 18, 2010, incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.54	Loan Agreement, dated February 14, 2012, for a loan of up to $122,580,000, by and among Oceanview Owners Limited, Oceansurf Owners Limited and Oceancentury Owners Limited, as joint and several Borrowers, arranged by China Development Bank Corporation, as Mandated Lead Arranger and Bank of China, as Coordinating Mandated Lead Arranger, with China Development Bank Corporation and Bank of China Limited, as Original Lenders, with China Development Bank Corporation, as Facility Agent, and China Development Bank Corporation, as Security Agent, incorporated by reference to Exhibit 4.106 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.55	Commitment Letter, dated February 13, 2012, by and between the Company and HSH Nordbank AG relating to a term loan facility of up to $87,653,740, incorporated by reference to Exhibit 4.107 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.56	Loan Agreement, dated March 19, 2012, by and among Amathus Owning Company Limited, Symi Owners Inc. and Kalymnos Owners Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a loan facility of up to $87,653,740, incorporated by reference to Exhibit 4.118 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013.

4.57	Form of Vessel Management Agreement, dated January 1, 2011 with TMS Bulkers Ltd., incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.58	Form of Vessel Management Agreement, dated December 28, 2010 with TMS Tankers Ltd., incorporated by reference to Exhibit 4.113 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.59	Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Inc., incorporated by reference Exhibit 2 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 7, 2010, incorporated by reference to Exhibit 4.114 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.60	Addendum No. 1, dated January 1, 2013, to the Consultancy Agreement, dated September 1, 2010, by and between the Company and Vivid Finance Inc., incorporated by reference to exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.61	Drillship Master Agreement, dated November 22, 2010, by and between DryShips Inc. and a major shipyard in Korea, incorporated by reference to Exhibit 4.116 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.62	Novation Agreement, dated December 30, 2010, by and between DryShips Inc., Ocean Rig UDW Inc. and a major shipyard in Korea., incorporated by reference to Exhibit 4.117 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011

4.63	Addendum No. 1, dated May 16, 2011, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010, between a major shipyard in Korea, DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011

4.64	Addendum No. 2, dated January 27, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010 and as amended by Addendum No. 1 dated May 16, 2011, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 13, 2012

4.65	Addendum No. 3 dated April 2, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.66	Addendum No. 4, dated September 3, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.67	Registration Rights Agreement, dated as of March 20, 2012, by and between DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 4.4 to the Registration Statement on Form F-1 of Ocean Rig UDW Inc. (Registration No. 333-180241), filed with the SEC on March 20, 2012.

4.68	Supplement to Loan Agreement dated November 18, 2013, to the original Loan Agreement dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger and Lead Bookrunner, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner, as amended, relating to a term loan and short-term credit facilities of up to $110,000,000, or the HSH Nordbank Junior Loan Agreement, incorporated by reference to Exhibit 4.160 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.69	Supplement to Loan Agreement dated November 18, 2013, to the original Loan Agreement dated March 31, 2006, by and between DryShips Inc., as Borrower, the banks and financial institutions listed therein, as Lenders and Swap Banks, HSH Nordbank AG, as Agent, Security Trustee, Lead Arranger, Lead Bookrunner and Joint Underwriter, and The Governor and Company of the Bank of Scotland, as Joint Bookrunner and Joint Underwriter, relating to a term loan and short-term credit facilities of up to $518,750,000, or the HSH Nordbank Senior Loan Agreement, incorporated by reference to Exhibit 4.161 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.70	Form of Vessel Management Agreement, dated May 7, 2014, by and between Chloe Owning Company Limited and TMS Bulkers Ltd., incorporated by reference to Exhibit 4.178 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.71	Fifth Supplemental Agreement, dated July 11, 2014, to a Loan Agreement dated July 23, 2008, by and among Cretan Traders Inc., as Borrower, Monteagle Shipping SA, as Existing Guarantor, the banks and financial institutions listed therein, as Lenders, and Norddeutsche Landesbank Girozentrale, as Swap Bank, Underwriter, Mandated Lead Arranger, Bookrunner, Agent and Security Trustee, relating to a term loan facility of up to $126,400,000 incorporated by reference to Exhibit 4.179 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.72	Supplemental Agreement, dated July 17, 2014, to a Loan Agreement, dated October 26, 2011, by and among Olympian Ares Owners Inc., Olympian Artemis Owners Inc., Olympian Demeter Owners Inc. and Olympian Poseidon Owners Inc., as joint and several Borrowers, DryShips Inc., as Guarantor, and ABN AMRO Bank N.V., as Facility Agent and Security Trustee, relating to a loan of $141,350,000 incorporated by reference to Exhibit 4.180 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.73	Supplemental Agreement, dated July 31, 2014, to a Loan Agreement dated October 24, 2012, by and among Olympian Athena Owners Inc., Olympian Aphrodite Owners Inc. and Olympian Dionysus Owners Inc., as joint and several borrowers, DryShips Inc., as Guarantor, and ABN AMRO Bank N.V., as Facility Agent and Security Trustee relating to a $107,668,750 loan incorporated by reference to Exhibit 4.181 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.74	Loan Agreement, dated October 29, 2014, by and among the subsidiaries of DryShips Inc. listed therein as Borrowers, DryShips Inc., as Parent, DryShips Inc. and the subsidiaries of DryShips Inc. listed therein as Guarantors, the financial institutions listed therein as Lenders, the financial institutions listed therein as Hedging Providers, Nordea Bank Finland plc, London Branch, as Arranger, Bookrunner and Agent, and Nordea Bank AB, London Branch as Security Agent, relating to a loan facility of up to $170,000,000 incorporated by reference to Exhibit 4.182 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.75	Second Supplemental Agreement, dated November 12, 2014, to a Loan Agreement dated June 20, 2008, by and among Aegean Traders Inc., as Borrower, DryShips Inc., as Corporate Guarantor and Portigon AG, London Branch, as Lender, relating to a loan facility of up to $103,200,000 incorporated by reference to Exhibit 4.183 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.76	Loan Agreement, dated November 14, 2014, by and among DryShips, Inc., as Borrower, the financial institutions listed therein as Original Lenders, and ABN AMRO Bank N.V., as Arranger, Facility Agent and Security Agent, relating to a senior secured bridge loan facility of up to $200,000,000 incorporated by reference to Exhibit 4.178 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.77	Exchangeable Promissory Note, dated November 18, 2014, by and between DryShips, Inc., as Borrower, and Alley Finance Co., or its permitted assigns, as Noteholder, relating to a $120,000,000 loan, incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.78	Fifth Amending and Restating Agreement, dated December 23, 2014, to a Loan Agreement dated March 13, 2008, by and among Ialysos Owning Company Limited, as Borrower, DryShips Inc., as Corporate Guarantor, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $130,000,000 incorporated by reference to Exhibit 4.178 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.79	Fourth Supplemental Agreement, dated December 23, 2014, to a Loan Agreement dated October 5, 2007, by and between Boone Star Owners Inc. and Iokasti Owning Company Limited, as Borrowers, DryShips Inc., as Corporate Guarantor, and Piraeus Bank A.E., as Lender, relating to a loan facility of up to $90,000,000 incorporated by reference to Exhibit 4.187 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.80	Management Agreement, dated February 17, 2015, by and between Drillship Alonissos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.68 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.81	Management Agreement, dated August 27, 2013, by and between Vega Inruda AS., as the Owner, and TMS Offshore Services Services Ltd., as the Manager

4.82	Management Agreement, dated September 6, 2013, by and between Vega Jaanca AS., as the Owner, and TMS Offshore Services Services Ltd., as the Manager

4.83	Management Agreement, dated September 11, 2013, by and between Vega Crusader AS., as the Owner, and TMS Offshore Services Services Ltd., as the Manager

4.84	Management Agreement, dated September 11, 2013, by and between Vega Emtoli AS., as the Owner, and TMS Offshore Services Services Ltd., as the Manager

4.85	Management Agreement, dated September 20, 2013, by and between Vega Juniz AS., as the Owner, and TMS Offshore Services Services Ltd., as the Manager

4.86	Management Agreement, dated September 26, 2013, by and between Vega Corona AS., as the Owner, and TMS Offshore Services Services Ltd., as the Manager

4.87	Memorandum of Agreement by and between Olympian Athena Owners Inc and TMS Tankers LTD for the sale of the vessel Alicante, dated April 30, 2015

4.88	Memorandum of Agreement by and between Olympian Poseidon Owners Inc and TMS Tankers LTD for the sale of the vessel Belmar, dated April 30, 2015

4.89	Memorandum of Agreement by and between Olympian Aphrodite Owners Inc and Arabella Owning Company Limited for the sale of the vessel Bordeira, dated April 30, 2015

4.90	Memorandum of Agreement by and between Olympian Demeter Owners Inc and TMS Tankers LTD for the sale of the vessel Calida, dated April 30, 2015

4.91	Memorandum of Agreement by and between Olympian Hera Owners Inc and TMS Tankers LTD for the sale of the vessel Daytona, dated April 30, 2015

4.92	Memorandum of Agreement by and between Olympian Ares Owners Inc and Alceste Owning Company Limited for the sale of the vessel Lipari, dated April 30, 2015

4.93	Memorandum of Agreement by and between Olympian Dionysus Owners Inc and TMS Tankers LTD for the sale of the vessel Mareta, dated April 30, 2015

4.94	Memorandum of Agreement by and between Olympian Artemis Owners Inc and Mireille Owning Company Limited for the sale of the vessel Petalidi, dated April 30, 2015

4.95	Memorandum of Agreement by and between Olympian Zeus Owners Inc and TMS Tankers LTD for the sale of the vessel Saga, dated April 30, 2015

4.96	Memorandum of Agreement by and between Olympian Apollo Owners Inc and Semele Owning Company Limited for the sale of the vessel Vilamoura, dated April 30, 2015

4.97	Amended and Restated Secured Exchangeable Promissory Note, dated June 4, 2015, by and between DryShips Inc. and Ocean Rig UDW, Inc.

4.98	Addendum No 1, to the Memorandum of agreement, dated April 30, 2015 between Olympian Poseidon Owners Inc and TMS Tankers LTD for the sale of the vessel Belmar, dated June 30, 2015.

4.99	Termination, Release and Share Transfer Agreement, dated August 13, 2015, by and among, DryShips Inc., Alley Finance Co and Ocean Rig UDW Inc.

4.100	Share Purchase Agreement dated September 9, 2015, by and among, Alivia Investments Inc., as Buyer, TMS Bulkers Ltd., as Buyers' Guarantor, DryShips Inc. as Seller 1 and Oceanfreight Inc., as Seller II

4.101	Share Purchase Agreement, dated September 9, 2015, by and among Rossela Owning Company Limited as Buyer, TMS Bulkers Ltd. as Buyers' Guarantor, Dalian Star Shareholdings Inc. as Seller and DryShips Inc. as Guarantor

4.102	Memorandum of agreement, dated September 9, 2015 between Thelma Shipping Company Limited and Magenta Owning Company Limited for the sale of the vessel Manasota.

4.103	Memorandum of agreement, dated September 9, 2015 between Norwalk Star Owners Inc and Aurelia Owning Company Limited for the sale of the vessel Capri

4.104	Memorandum of agreement, dated September 9, 2015 between Fabiana Navigation Company Limited and Amaya Owning Company Limited for the sale of the vessel Alameda.

4.105	Addendum No 1, to the Memorandum of agreement, dated September 9, 2015 between Thelma Shipping Company Limited and Magenta Owning Company Limited, dated September 29, 2015.

4.106	Addendum No 1, to the Share Purchase Agreement, dated September 9, 2015 between Alivia Investments Inc and Dryships Inc and Oceanfreight Inc., dated October 9, 2015.

4.107	Share Purchase Agreement, dated October 21, 2015, by and among DryShips Inc., Mezzanine Financing Investment III Shareholders Ltd. and Red River Enterprises Inc.,

4.108	Secured Revolving Facility Agreement, dated October 21, 2015, by and between DryShips Inc. as Borrower and Sifnos Shareholders Inc., as Lender.

4.109	First Amendment to the Facility Agreement agreement dated October 21, 2015, by and between DryShips Inc. as Borrower and Sifnos Shareholders Inc., as Lender, dated November 11, 2015

4.110	Share Purchase Agreement, dated November 24, 2015, by and between Mezzanine Financing Investment III Ltd., a subsidiary of DryShips Inc., as buyer and VRG AS as seller, for the purcahse of all of the shares the buyer holds in Nautilus Offshore Services, Inc.

4.111	Share Purcahse Agreement by and among Tidore Investments Inc., whose performance is guaranteed by TMS Bulkers Ltd., and Oceanfreight Inc., whose performance is guaranteed by DryShips Inc., dated March 24, 2016.

4.112	Stock Purchase Agreement by and between DryShips Inc. and Ocean Rig Investments Inc., dated April 5, 2016.

4.113	Amended and Restated Secured Revolving Facility Agreement by and between DryShips Inc., and Sifnos Shareholders Inc., dated as of April 5, 2016.

8.1	Subsidiaries of DryShips Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (v) the Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: April 27, 2016	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements and schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reports a working capital deficit of $86 million at December 31, 2015. In addition, the Company was in breach of certain financial covenants of its bank facilities and has elected to suspend principal repayments. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 3. The consolidated financial statements and schedule do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DryShips Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited DryShips Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). DryShips Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, DryShips Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DryShips Inc. as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015 of DryShips Inc. and our report dated April 27, 2016 expressed an unqualified opinion thereon that included an explanatory paragraph regarding DryShips Inc.'s ability to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
April 27, 2016

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31,
	2014	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$566,242	$-
Restricted cash (Note 2)	92,694	15,026
Trade accounts receivable, net of allowance for doubtful receivables of $2,825 and $48 at December 31, 2014 and 2015, respectively	404,656	10,059
Due from related parties (Note 4)	29,203	20,637
Assets held for sale (Note 7)	-	216,026
Other current assets (Note 5)	122,249	7,319
Total current assets	1,215,044	269,067

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 6)	623,984	-
Vessels, net (Note 7)	2,141,617	96,428
Drilling units, machinery and equipment, net (Note 7)	6,259,747	-
Total fixed assets, net	9,025,348	96,428

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Note 10)	-	91,410
Goodwill (Note 8)	-	7,002
Financial instruments (Note 12)	11,086	411
Above-market acquired time charter contracts (Note 8)	1,373	11,007
Other non-current assets (Note 9)	106,519	727
Total other non-current assets	118,978	110,557
Total assets	$10,359,370	$476,052

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 11)	$1,165,021	$217,549
Liabilities held for sale (Note 7)	-	104,366
Accounts payable and other current liabilities	92,248	2,613
Accrued liabilities(Note 4)	185,366	4,955
Due to related parties (Note 4)	12,717	21,828
Deferred revenue	123,728	725
Financial instruments (Note 12)	30,447	2,604
Total current liabilities	1,609,527	354,640

NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred finance costs (Note 11)	4,352,592	-
Financial instruments (Note 12)	10,420	-
Deferred revenue	81,359	-
Other non-current liabilities	15,084	-
Total non-current liabilities	4,459,455	-

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and 2015; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2014 and 2015; 0 and 4,000,000 shares (100,000,000 before the reverse stock split) of Series B Convertible Preferred stock issued and outstanding at December 31, 2014 and 2015, respectively (Note 13)	-	40
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2014 and 2015; 28,242,566 shares (706,064,321 before the reverse stock split) and 28,326,566 shares (708,164,321 before the reverse stock split) issued and outstanding at December 31, 2014 and 2015, respectively (Note 13)	282	283
Treasury stock; $0.01 par value; 1,444,000 shares (36,100,000 before the reverse stock split) and 1,444,720 shares (36,118,000 before the reverse stock split) at December 31, 2014 and 2015, respectively (Note 13)	(14)	(14)
Additional paid-in capital (Note 13)	3,255,807	3,224,839
Accumulated other comprehensive income/(loss) (Note 16)	(6,622)	233
Accumulated deficit	(256,632)	(3,103,969)
Total DryShips Inc. stockholders' equity	2,992,821	121,412
Non-controlling interests	1,297,567	-
Total equity	4,290,388	121,412
Total liabilities and stockholders' equity	$10,359,370	$476,052
The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2013	2014	2015
REVENUES:
Voyage and time charter revenues (including amortization of above market acquired time charters)	$311,764	$368,447	$244,020
Service revenues, net	1,180,250	1,817,077	725,805

Total Revenues (Notes 2 and 18)	$1,492,014	$2,185,524	$969,825

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 2)	103,211	117,165	65,286
Vessels and drilling units operating expenses	609,765	844,260	371,074
Depreciation and amortization (Notes 7)	357,372	449,792	227,652
Loss on contract cancellation (Note 6 and 15)	-	1,307	28,241
Contract termination fees and other (Note 6 and 15)	33,293	-	-
Impairment loss and loss from sale of vessels and vessel owning companies (Notes 7 and 12)	43,490	38,148	1,057,116
General and administrative expenses	184,722	193,686	104,912
Legal settlements and other, net (Note 15.1)	4,585	(2,013)	(2,948)

Operating income/(loss)	155,576	543,179	(881,508)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 17)	(332,129)	(411,021)	(172,132)
Interest income	12,498	12,146	527
Gain/(Loss) on interest rate swaps (Note 12)	8,373	(15,528)	(11,601)
Other, net (Note 12)	2,245	7,067	(9,275)

Total other expenses, net	(309,013)	(407,336)	(192,481)

INCOME/(LOSS) BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(153,437)	135,843	(1,073,989)

Loss due to deconsolidation of Ocean Rig (Note 10)	-	-	(1,347,106)
Income taxes (Note 20)	(44,591)	(77,823)	(37,119)
Equity in net losses of Ocean Rig (Note 10)	-	-	(349,872)

NET INCOME/(LOSS)	(198,028)	58,020	(2,808,086)
Less: Net income attributable to non-controlling interests	(25,065)	(105,532)	(38,975)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(223,093)	$(47,512)	$(2,847,061)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 19)	$(223,149)	$(48,209)	$(2,847,631)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 19)	$(14.53)	$(2.64)	$(107.06)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 19)	15,362,532	18,241,265	26,598,361

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2013	2014	2015
- Net income/(loss)	$(198,028)	$58,020	$(2,808,086)
Other comprehensive income/ (loss):
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	550	550	466
- Actuarial gains/(losses)	3,335	(1,518)	50

Other comprehensive income/(loss)	$3,885	$(968)	$516

Comprehensive income/(loss)	(194,143)	57,052	(2,807,570)
- Less: comprehensive income attributable to non-controlling interests	(26,532)	(105,137)	(39,090)

Comprehensive loss attributable to DryShips Inc.	$(220,675)	$(48,085)	$(2,846,660)

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock		Series B Convertible Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/(Accumulated Deficit)	Total DryShips Stockholders Equity	Non- controlling interests	Total Equity
BALANCE, January 1, 2013	16,990,483	$170	—	$—	(440,000)	$(4)	$2,841,496	$(9,175)	$13,973	$2,846,460	$1,021,559	$3,868,019
- Net income/(loss)	—	—	—	—	—	—	—	—	(223,093)	(223,093)	25,065	(198,028)
- Issuance of common stock	275,689	3	—	—	—	—	23,435	—	—	23,438	—	23,438
- Issuance of non-vested shares	40,000	-	—	—	—	—	-	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(400,000)	(4)	4	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(46,237)	695	—	(45,542)	168,502	122,960
- Other comprehensive income	—	—	—	—	—	—	—	2,418	—	2,418	1,467	3,885
- Amortization of stock based compensation	—	—	—	—	—	—	9,955	—	—	9,955	1,469	11,424

BALANCE December 31, 2013	17,306,172	$173	—	$—	(840,000)	$(8)	$2,828,653	$(6,062)	$(209,120)	$2,613,636	$1,218,062	$3,831,698
- Net income/(loss)	—	—	—	—	—	—	—	—	(47,512)	(47,512)	105,532	58,020
- Issuance of common stock	10,888,394	109	—	—	—	—	422,266	—	—	422,375	—	422,375
- Issuance of non vested shares	48,000	-	—	—	—	—	-	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(604,000)	(6)	6	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(4,758)	13	—	(4,745)	3,478	(1,267)
- Other comprehensive income	—	—	—	—	—	—	—	(573)	—	(573)	(395)	(968)
- Amortization of stock based compensation	—	—	—	—	—	—	9,640	—	—	9,640	1,453	11,093
-Dividends paid	—	—	—	—	—	—	—	—	—	—	(30,563)	(30,563)

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock		Series B Convertible Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/ (Accumulated Deficit)	Total DryShips Stockholders Equity	Non controlling interests	Total equity
BALANCE December 31, 2014	28,242,566	$282	—	$—	(1,444,000)	$(14)	$3,255,807	$(6,622)	$(256,632)	$2,992,821	$1,297,567	$4,290,388
- Net income/(loss)	—	—			—	—	—	—	(2,847,061)	(2,847,061)	38,975	(2,808,086)
- Issuance of common stock	—	—	—	—	—	—	(228)	—	—	(228)	—	(228)
- Issuance of preferred stock	—	—	4,000,000	40	—	—	9,960	—	—	10,000		10,000
- Issuance of non-vested shares	84,000	1	—	—	—	—	(1)	—	—	—	—	—
- Conversion of common stock to treasury stock	—	—	—	—	(720)	—	—	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(49,444)	169	—	(49,275)	50,541	1,266
-Acquisition of Nautilus Offshore Services Inc.	—	—	—	—	—	—	222	—	(276)	(54)	54	-
- Other comprehensive income	—	—	—	—	—	—	—	401	—	401	115	516
- Amortization of stock based compensation	—	—	—	—	—	—	8,523	—	—	8,523	841	9,364
-Deconsolidation of Ocean Rig	—	—	—	—	—	—	—	6,285	—	6,285	(1,367,567)	(1,361,282)
-Dividends paid	—	—	—	—	—	—	—	—	—	—	(20,526)	(20,526)

Balance December 31, 2015	28,326,566	$283	4,000,000	40	(1,444,720)	$(14)	$3,224,839	$233	$(3,103,969)	$121,412	$—	$121,412

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2013	2014	2015
Cash Flows from Operating Activities:
Net income/(loss)	$(198,028)	$58,020	$(2,808,086)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	357,372	449,792	227,652
Amortization and write off of deferred financing fees	48,980	53,063	26,712
Amortization of convertible senior notes debt discount	43,769	45,261	-
Amortization of fair value of acquired time charters and drilling contracts	10,759	7,443	2,840
Impairment loss and loss from sale of vessels and vessel owning companies	43,490	38,148	1,057,116
Loss on contract cancellation	-	1,307	-
Net proceeds from sale in ownerships of subsidiary	-	-	1,266
Equity in net losses of affiliated company	-	-	349,872
Loss on change of control	-	-	1,347,106
Forfeiture of advances for vessel acquisitions	-	13,933	-
Amortization of stock based compensation	11,424	11,093	7,806
Change in fair value of derivatives	(88,859)	(29,304)	(10,848)
Amortization of free lubricants benefit	(12)	-	-
Changes in operating assets and liabilities:
Trade accounts receivable	(147,936)	(82,667)	(12,997)
Due from related parties	1,663	12,089	19,141
Other current and non-current assets	(33,164)	38,219	54,448
Accounts payable and other current and non-current liabilities	9,705	(25,489)	(25,263)
Accrued liabilities	55,509	(41,436)	(39,590)
Due to related parties	(4,139)	819	(10,261)
Deferred revenue	135,447	(75,183)	28,833

Net Cash Provided by Operating Activities	245,980	475,108	215,747

Cash Flows from Investing Activities:
Cash decrease due to deconsolidation of Ocean Rig	-	-	(621,615)
Acquisition of Nautilus, net of cash acquired	-	-	(78,203)
Short term investments	(442)	368	74
Fixed assets additions	(1,468,226)	(806,561)	(505,670)
Net proceeds from sale of vessels and vessel owning companies	-	-	673,850
Decrease in restricted cash	234,338	51,476	65,866

Net Cash Used in Investing Activities	(1,234,330)	(754,717)	(465,698)

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2013	2014	2015

Cash Flows from Financing Activities:
Proceeds from short and long-term credit facilities, term loans and senior notes	$2,982,576	$2,617,100	$492,000
Principal payments and repayments of long-term debt and senior notes	(1,803,366)	(2,008,826)	(782,366)
Payments of convertible notes	-	(700,000)	-
Net proceeds from common stock issuance	23,438	421,911	-
Net proceeds from sale in ownerships of subsidiary	122,960	-	-
Dividends paid	-	(30,563)	(20,526)
Payment of financing costs, net	(84,066)	(48,913)	(5,399)
Net Cash Provided by/(Used in) Financing Activities	1,241,542	250,709	(316,291)

Net increase/ (decrease) in cash and cash equivalents	253,192	(28,900)	(566,242)
Cash and cash equivalents at beginning of year	341,950	595,142	566,242

Cash and cash equivalents at end of year	$595,142	$566,242	$0

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$171,649	$267,554	$135,954
Income taxes	50,392	60,374	20,830

Non cash financing and investing activities:
Issuance of non-vested shares	10	12	21

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. The Company is a provider of international seaborne dry cargo and offshore support services and through June 8, 2015, also provided drilling services through Ocean Rig UDW Inc. ("Ocean Rig") (Note 2).

Customers individually accounting for more than 10% of the Company's voyage revenues and drilling revenues during the years ended December 31, 2013, 2014 and 2015, were as follows:

	Year ended December 31,
	2013	2014	2015
Customer A - Drilling segment	-	12%	12%
Customer B - Drilling segment	26%	15%	14%
Customer C - Drilling segment	-	-	11%
Customer D - Drilling segment	-	12%	10%
Customer E - Drilling segment	11%	10%	10%
Customer F - Drilling segment	14%	25%	10%

Certain prior period amounts have been reclassified to conform to the current year presentation including reclassifications between prepayments and advances, accounts payables, accrued liabilities and due from related parties.

On March 11, 2016, the Company effected a 25:1 reverse stock split (Note 21) on its issued and outstanding common stock. In connection with the reverse stock split seven fractional shares were issued. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

2. Significant Accounting policies:

(a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Committee (the "SEC") and include the accounts and operating results of DryShips, its wholly-owned subsidiaries, its affiliate and its VIE. As of December 31, 2014, the Company consolidated the100% of one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358 respectively, with total liabilities exceeding total assets by $1,044. A VIE is an entity that in general does not have equity investors with substantive voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its assets and liabilities are not consolidated in the Company's balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig, its subsidiaries and its VIE, for 2015 have not been included.
All intercompany balances and transactions have been eliminated on consolidation.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

(c) Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification ("ASC") 350 "Goodwill and Other Intangible Assets". This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests goodwill for impairment each year on December 31.The Company tests goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2015, the Company concluded that the goodwill relating to its offshore support reporting unit was not impaired. To determine the fair value of each reporting unit, the Company uses a combination of generally accepted valuation methodologies, including both income and market approaches. For its offshore support reporting unit, the Company estimates the fair market value using estimated discounted cash flows and publicly traded company multiples. The Company discounts projected cash flows using a long-term weighted average cost of capital, which is based on the Company's estimate of the investment returns that market participants would require for each of its reporting units. To develop the projected cash flows associated with the Company's offshore support reporting unit, which are based on estimated future utilization and dayrates, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company's operations and the capital expenditure budgets of its customers. The Company derives publicly traded company multiples for companies with operations similar to the Company's reporting units using information on shares traded on stock exchanges and, when they are available, from analyses of recent acquisitions in the marketplace. For the Company's offshore reporting unit, the Company estimates fair market value using estimated discounted cash flows based on assumptions for future commodity prices, projected demand for its services, vessels' availability and dayrates.

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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

During 2013, the Company adopted the requirements of Accounting Standard Update ("ASU") 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

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
(j) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions.
The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company's major customers were oil companies, which reduced its credit risk. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company has made advances for the construction of assets to the yards. The ownership of the assets was transferred from the yard to the Company at delivery. The credit risk of the advances was, to a large extent, reduced through refund guarantees issued by financial institutions.
(k) Advances for vessels and drilling units under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels and drilling units as well as other expenses incurred directly or under a management agreement with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels and drilling units under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts and capitalized interest.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(l) Capitalized interest: Interest expense is capitalized during the construction period of drilling units and vessels based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate the ("capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2013, 2014 and 2015, amounted to $69,714, $39,225 and $12,060, respectively (Note 17).
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

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(o) Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets (through June 8, 2016) and, therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations.

(p) Fixed assets, net:

(i) Drybulk, tanker carrier and offshore support vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of the Company's drybulk and tanker carrier vessels to be 25 years and offshore support vessels 30 years, from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(ii) Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years for the drilling units. The residual values of the drilling units are estimated at $35,000 and $50,000, respectively, for the year ended December 31, 2014 and 2015.

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

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has yet to complete a time charter, it is considered that the held for sale criteria discussed in guidance are not met until the time charter has been completed as the vessel is not available for immediate sale. As a result, such vessels are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has no time charter to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2013 and 2014. For the year ended December 31, 2015 and due to the Company's decision to sell certain vessels and vessel owning companies and classify the remaining vessels in the fleet as held for sale, a charge of $854,125 was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(q) Long lived assets held for sale - continued: In addition, the impairment review performed prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, has indicated that the carrying amount of one of its drybulk vessels was not recoverable and, therefore, a charge of $83,937 was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations. Finally during the three month period ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations, due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell. (Notes 7 and 12)

(r) Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days of drybulk vessels based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements and for offshore support vessels based on available market data, over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98% and 99% for our drybulk and offshore support vessels, respectively. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel, is lower than its respective carrying value, the carrying value is written down, by recording a charge to operations, to its' respective fair market value if the fair market value is lower than the vessel's carrying value.

The Company's analysis for the year ended December 31, 2015, also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment.

As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable and, therefore, concluded that no impairment loss was necessary for 2013. However, due to the Company's decision to sell certain vessels during the year and based on the agreed-upon sales price, a charge relating to assets held for use of $43,490 for the year ended December 31, 2013, was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations.  As a result of the impairment review for the year ended December 31, 2014, the Company determined that the carrying amount of one of its drybulk vessels was not recoverable and, therefore, a charge of $38,148 was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
As at December 31, 2015, the Company's investment in Ocean Rig had a carrying value of $401,878, while the market value of the investment was $91,410. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore the investment in Ocean Rig was written down to its fair value and a loss of $310,468 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2015. (Note 10)

(s) Dry-docking costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels and drilling units.

 (t) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling units, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Vessels and drilling units operating expenses".

(u) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31, 2013, 2014 and 2015, amounted to $46,006, $50,551 and $23,834 respectively (Note 17).

(v) Convertible senior notes: In accordance with ASC Topic 470-20, "Debt with Conversion and Other Options," for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amounts of the liability and equity components of its convertible notes by first determining the carrying amount of the liability component of the convertible notes by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds. The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components (Note 11).

(w) Revenue and related expenses:

(i)            Drybulk carrier, tanker and offshore support vessels:

Time and bareboat charters: The Company generates its revenues from charterers for the charter hire of its vessels, which are considered to be operating lease arrangements. Vessels are chartered using time and bareboat charters and where a contract exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel. Revenues related to mobilization and direct incremental expenses of mobilization are initially deferred and recognized as revenues and expenses, over the duration of the time charter agreements, and to the extent that expenses exceed revenue to be recognized, they are expensed as incurred.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

(ii)            Drilling units:

Revenues: The Company's services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

(x) Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. On March 11, 2016, the Company effected a 25:1 reverse stock split (Note 21).

(y) Segment reporting: The Company determined that currently it operates under two reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (drybulk segment) and as a provider of offshore support services to the global offshore energy industry (offshore support segment). The Company operated also as a provider of ultra-deep water drilling services (drilling segment) until the deconsolidation of Ocean Rig on June 8, 2015 and as a provider of transportation services of crude and refined petroleum cargoes (tanker segment) until the sale of the whole tanker fleet during the year ended December 31, 2015. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

(aa) Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 12).

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
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

 (ac) Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company's drilling operations were conducted and income was earned. There was no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operated have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(ad) Commitments and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(ae) Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost or at fair value in case of a retained investment in the common stock of an investee in a deconsolidation transaction, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.
Affiliates included in the financial statements accounted for under the equity method: In the Company's consolidated financial statements, the following entity is included as an affiliate and is accounted for under the equity method for the period during which such entity was an affiliate of the Company:
(i)	Ocean Rig and its subsidiaries (ownership interest as of December 31, 2015, was 40.4%).

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(af) Recent accounting pronouncements:

Revenue from Contracts with Customers: On May 28, 2014, the FASB issued ASU No. 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.
Consolidation: In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, it will affect all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren't considered variable interest entities (VIEs) but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity must apply the amendments using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the period of adoption or apply the amendments retrospectively. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Inventories: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected the early adoption.
Leases: In February 2016, the FASB issued ASU No. 2016-02, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. The new lease standard does not substantially change lessor accounting. It also requires additional disclosures about leasing arrangements. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected the early adoption.
Interest—Imputation of Interest: In August 2015, the FASB issued ASU 2015-15 "Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update)" to add to the FASB's Accounting Standards Codification SEC staff guidance that the SEC staff will not object to an entity presenting the costs of securing line-of-credit arrangements as an asset, regardless of whether there are any outstanding borrowings.
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

3. Going Concern

As of December 31, 2015, the Company was in breach of certain financial covenants while three bank facilities have matured and the Company has not made the final balloon installments. Accordingly, these three lenders have declared an event of default. For the remaining bank facilities, the Company has elected to suspend principal repayments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all bank loan agreements, the Company has classified the bank loans amounting to $218,185, as current liabilities, while the remaining loan balances in breach of $103,680 are classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies (Note 7 and 11). As of December 31, 2015, the Company reported a working capital deficit of $85,573.

Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending December 31, 2016, will not be sufficient to cover the Company's working capital deficit. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time.

In this respect, the Company, in an effort to deleverage balance sheet and improve its  liquidity position, has entered into agreements for the sale of all the Company's tankers and 19 bulkers or bulker owning entities, while the remaining vessels, are  classified as held for sale and are carried at fair value (Notes 7 and 21). In addition, in October 2015, the Company acquired Nautilus Offshore Services Inc., owner of six modern offshore support vessels to diversify the Company's asset base and enhance its cash flow generating ability (Note 8). The Company expects to finance its working capital deficit either with cash on hand, cash generated from operations, proceeds from sale of vessels and vessel owning companies and bank debt, or a combination thereof. In this context the Company has suspended principal repayment to preserve cash liquidity and is currently engaged in discussions with its lenders for the restructuring of its debt facilities.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Going Concern – continued:

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

4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31,
	2014	2015
Balance Sheet
Due from related parties	$29,203	$20,637
Due from related parties (current) - Total	29,203	20,637

Due to related parties	(12,717)	(21,828)
Due to related parties (current) - Total	$(12,717)	$(21,828)

Advances for drilling units under construction for the year	$1,546	$-
Vessels, net for the year	530	-
Drilling units, machinery and equipment, net for the year	2,885	-

	Year ended December 31,
Statement of Operations	2013	2014	2015
Voyage Revenues	$5,306	$44	$-
Service Revenues, net	10,786	16,826	7,366
Voyage expenses	(5,525)	(6,758)	(4,521)
Gain on sale of assets – commissions	(710)	-	-
Contract termination fees and other	(23,048)	-	-
General and administrative expenses	(76,152)	(85,584)	(50,498)
Commissions for assets sold	-	-	(8,133)
Interest and finance costs	-	-	(3,679)

          (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. - TMS Tankers Ltd.: Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,639 based on the Euro/U.S. Dollar exchange rate at December 31, 2015) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:

Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,688 based on the Euro/U.S. Dollar exchange rate at December 31, 2015). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,738 based on the Euro/U.S. Dollar exchange rate at December 31, 2015).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $546 based on the Euro/U.S. Dollar exchange rate as of December 31, 2015) per day.

TMS Tankers provided comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services included operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers was entitled to a daily management fee per vessel of Euro 1,700 ($1,857 based on the Euro/U.S. Dollar exchange rate at December 31, 2015), payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($1,913 based on the Euro/U.S. Dollar exchange rate at December 31, 2015). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($1,972 based on the Euro/U.S. Dollar exchange rate at December 31, 2015). TMS Tankers was entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the vessel owning companies' ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. During the year ended December 31, 2015, the Company incurred such charges amounting to $2,609, included in "General and administrative expenses" in the accompanying consolidated statement of operations.
In the event of a change of control of the vessel owning companies' ownership, the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.
Each management agreement has an initial term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
Transactions with TMS Bulkers and TMS Tankers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
TMS Offshore Services Ltd.: On October 21, 2015, the Company acquired 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. and on November 24, 2015, acquired the remaining 2.56% which indirectly through its subsidiaries owns six Offshore Supply Vessels. (Note 8) The vessels are managed by TMS OffShore Services Ltd. ("TMS Offshore Services"), an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou. The Company's offshore support vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of the Company's Platform Supply and Oil Spill Recovery vessels.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, the Company's affiliate, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statements of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery during 2016, 2017 and 2018.
George Economou: The Company's Chairman, President, Chief Executive Officer ("CEO") and principal shareholder, Mr. George Economou had a 52.7% shareholding as of December 31, 2015, taking into consideration the 4,000,000 shares of Series B Preferred Stock of the Company (100,000,000 before the reverse stock split) which have five votes per share, and are to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion. On March 31, 2016, and in connection with the agreement with Sifnos (Note 21.4), Mr Economou's shareholding decreased to 17.6%. Mr. George Economou has the ability to exert influence over the operations of the Company.

On June 8, 2015, Ocean Rig successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. As part of the offering, Mr. George Economou, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price. As of December 31, 2015, Mr. George Economou has a 5.4% shareholding in Ocean Rig.

On December 30, 2015, the Company elected to convert $10,000 of the outstanding principal amount of the secured revolving credit facility entered with Sifnos Shareholders Inc. a company controlled by Mr. Economou, on October 21, 2015 into 4,000,000 preferred shares of the Company (100,000,000 before the reverse stock split). Each preferred share has five votes and will be mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof on a date selected by the Company.

Other: During March 2013, the Company accepted an offer from a company affiliated with Mr. George Economou for the sale of two Very Large Ore Carriers (VLOC) newbuildings (Note 6). On April 30, 2015, the Company through its subsidiaries, entered into ten Memoranda of Agreements with entities controlled by Mr. George Economou for the sale of four Suezmax tankers and six Aframax tankers (Note 7). On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou for the sale of 14 vessel owning companies (owners of ten Capesize and four Panamax carriers) and three Capesize bulk carriers (Note 7). The Company also has accrued a provision for a cash bonus of $2.0 million, for our senior management relating to the year ended December 31, 2015.
On February 15, 2016, the Company announced that the previously disclosed sale the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego to entities controlled by its Chairman and CEO Mr. George Economou has failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company entered into new sales agreement with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of the vessel owning companies of its Capesize vessels (Rangiroa, Negonego, Fakarava) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the vessels and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. On March 31, 2016 the shares of the vessel owning companies were delivered to their new owners.
Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by the Company's Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provides the services of the Company's Chief Executive Officer. The term of the agreement has been amended for a period of five years commencing on February 3, 2013 unless terminated earlier in accordance with the agreement. Pursuant to the agreement, the Company is obligated to pay an annual remuneration to Fabiana. Fabiana is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

Azara Services S.A.: Effective from January 1, 2013, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by our Chairman, President, and Chief Executive Officer Mr George Economou, for the provision of consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, Ocean Rig is obligated to pay an annual remuneration to Azara. Azara is also entitled to cash or equity-based bonuses to be awarded at Ocean Rig's sole discretion. Ocean Rig may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, Ocean Rig will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event Ocean Rig will be obligated to pay a lump sum amount.
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of the Company. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company will be obligated to pay a lump sum amount.
Effective June 1, 2012, Ocean Rig entered through one of its' wholly owned subsidiary into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by the Company's Executive Vice President, Mr. Anthony Kandylidis, for the provision of the services of Ocean Rig's Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, Ocean Rig is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Ocean Rig's sole discretion. Ocean Rig may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, Ocean Rig will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, Ocean Rig will be obligated to pay a lump sum amount.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

On August 20, 2013, August 19, 2014 and December 30, 2014, the Compensation Committee of Ocean Rig approved that a cash bonus of $3,000, $4,000 and $3,000, respectively be paid to Basset for the contribution of Mr. Antony Kandylidis for Executive Vice President's services.
Basset is also the owner of 114,286 shares of Ocean Rig's common stock, as of December 31, 2015.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of December 31, 2015.
Cardiff Tankers Inc.: Under charter agreements for all of the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, provided services related to the sourcing, negotiation and execution of charters, for which it was entitled to a 1.25% commission on charter hire earned by those tankers.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, the Company, amended the agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between DryShips and Vivid is in effect for the Company's tanker, drybulk and offshore support shipping segments only.
Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between the Company and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20%  to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between the Company and Vivid, this fee was paid by the Company. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

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

Ocean Rig UDW Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note (the "Note") with its former subsidiary Ocean Rig. The Note from Ocean Rig to the Company bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig stock owned by the Company. On August 13, 2015, the Company reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note, for 17,777,778 shares of Ocean Rig previously owned by the Company. The remaining 2,777,778 shares of Ocean Rig, which were pledged, were released and returned to the Company.
During the year ended December 31, 2015, the Company incurred interest expense and amortization and write off of financing fees amounting to $3,281 under this loan agreement.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Sifnos Shareholders Inc.:  On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility of up to $60,000 with an entity controlled by Mr. George Economou, for general working capital purposes. The loan is secured by the shares that the Company holds in Ocean Rig and in Nautilus Offshore Services Inc., and by a first priority mortgage over one Panamax dry-bulk carrier. The loan has a tenor of three years. Under this agreement, the lender has the right to convert a portion of the outstanding loan into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion will be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding loan into 4,000,000 preferred shares of the Company (100,000,000 before the reverse stock split). On October 21, 2015 and December 22, 2015 the Company drew down the amounts of $20,000 and $10,000, respectively under the above secured revolving credit facility. On December 30, 2015, the Company exercised its right to convert $10,000 of the outstanding principal amount of the revolving facility into 4,000,000 shares of Series B Preferred Stock of the Company (100,000,000 before the reverse stock split).

Each share of Series B Preferred Stock has the right to vote with the common shares on all matters on which the common shares are entitled to vote as a single class, and the shares of Series B Preferred Stock shall have five votes per share.  The shares of Series B Preferred Stock are to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion.

On December 31, 2015, the outstanding balance under the above secured revolving credit facility was $20,000 and the respective deferred finance costs amounted to $607.

Dividends:  On May 8, 2014, Ocean Rig's Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders on record as of May 20, 2014. The dividend was paid in May, 2014.
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

On February 24, 2015, Ocean Rigs' Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015.
On May 6, 2015, Ocean Rig's Board of Directors declared its fifth quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015. The dividend was paid in May 2015.
Ocean Rig paid dividends amounting to $20,526, to shareholders other than the Company, during the year ended December 31, 2015.
On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2014	2015
Inventories	$20,304	$3,531
Deferred mobilization expenses	66,169	-
Prepayments and advances	24,856	2,305
Insurance claims (Note 15)	7,201	941
Other	3,719	542

Other current assets	$122,249	$7,319

 6. Advances for Vessels and Drilling Units under Construction and Acquisitions:

The amount shown in the accompanying consolidated balance sheet as at December 31, 2015 include milestone payments relating to the drilling units building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2014 and 2015, the movement of the advances for vessels and drilling units under construction and acquisitions are set forth below:

	December 31,
	2014	2015
Balance at beginning of year	$679,008	$623,984
Advances for drilling units under construction and related costs	691,755	465,650
Cancellation of vessel acquisitions	(15,240)	-
Drilling units delivered	(731,539)	(728,393)
Deconsolidation of Ocean Rig	-	(361,241)

Balance at end of year	$623,984	$-

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
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels and Drilling Units under Construction and Acquisitions - continued:

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

On November 22, 2010, the Company placed an order for twelve tanker vessels (six Aframax and six Suezmax), with an established Korean shipyard, for a total consideration of $771,000. On January 18, 2011, March 23, 2011, April 29, 2011 and October 7, 2011, the Company took delivery of its newbuilding tankers Saga, Vilamoura, Daytona and Belmar, respectively. On January 3, 2012, April 25, 2012 and May 31, 2012, the Company took delivery of its newbuilding tankers Calida, Lipari and Petalidi, respectively, while on January 8, 2013, January 15, 2013 and January 31, 2013, the Company took delivery of its newbuilding tankers Alicante, Mareta and Bordeira. On December 27, 2012, the Company entered into two novation agreements with an unrelated party for the sale of the remaining two newbuilding tankers Esperona and Blanca

Ocean Rig
On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to the option contract with a major shipyard in Korea, the Company's affiliate, Ocean Rig exercised four of its six newbuilding drilling unit options, and entered into building contracts for four seventh generation ultra-deepwater drilling units, namely the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, and the Ocean Rig Apollo for a total contractual cost of approximately $608,000 per drilling unit for the initial three and $683,000 for the fourth. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo were delivered on August 19, 2013, December 20, 2013, March 24, 2014 and March 5, 2015, respectively.

On August 30, 2013, Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig, the Company's affiliate, signed a contract to construct the Ocean Rig Santorini, a 7th generation ultra deepwater drilling unit at a major shipyard in Korea. This 7th generation drilling unit is a sister ship to the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo. The Ocean Rig Santorini, which is equipped with two blow-out preventers.

On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of Ocean Rig, the Company`s affiliate and a major shipyard in Korea became effective for the construction of two seventh generation new integrated design drilling units at a major shipyard in Korea which are equipped with two blow-out preventers.

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its advances for drilling units under construction and related costs are not consolidated in the Company's balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig's advances for 2015 have not been included.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Units, Machinery and Equipment:

Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2013	$2,872,458	(623,371)	2,249,087
Additions	54,660	-	54,660
Depreciation	-	(123,982)	(123,982)
Vessel impairment charge	(53,167)	15,019	(38,148)

Balance, December 31, 2014	2,873,951	(732,334)	2,141,617
Acquisition of subsidiary	97,100	-	97,100
Vessels transfer to held for sale	(208,099)	-	(208,099)
Vessels disposals	(810,810)	-	(810,810)
Impairment loss	(1,855,042)	803,962	(1,051,080)
Depreciation	-	(72,300)	(72,300)
Balance, December 31, 2015	$97,100	$(672)	$96,428

Vessel cost at December 31, 2015, includes $97,100, representing the fair value of Nautilus Offshore Services Inc. vessels at the acquisition date (Note 8).

As of December 31, 2015, all of the Company's Drybulk vessels have been pledged as collateral to secure the bank loans (Note 11).

On March 18, 2014, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53,000. The vessel was delivered on April 24, 2014.

As a result of the impairment review for the year ended December 31, 2014, the Company determined that the carrying amount of one of its assets was not recoverable and, therefore, a charge of $38,148 was recognized, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2014, as a result of the reduction of the vessel's carrying amount to its fair value.

On March 30, 2015, the Board of Directors of the Company approved the entering into sales agreements with entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it entered into agreements with entities controlled by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirmed their unconditional acceptance by June 30, 2015. The Company classified the vessels as "held for sale" as at March 31, 2015, as all criteria required for their classification as "Vessels held for sale" were met and a charge of $56,631, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On April 30, 2015, the Company concluded ten Memoranda of Agreements for an agreed sales price of $536,000. On May 6, 2015 and under the terms of the agreements, the purchasers paid $49,000 representing the upfront 20% for the four Suezmax tankers to the Company. On July 8, 2015 and under the terms of the agreements, the purchasers paid $58,200 representing the upfront 20% for the six Aframax tankers to the Company. On July 16, 2015, July 21, 2015, July 24, 2015, July 27, 2015, August 6, 2015, August 7, 2015, August 19, 2015, August 25, 2015, September 10, 2015 and October 29, 2015 the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida, Daytona and Alicante, respectively were delivered to their new owners.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Units, Machinery and Equipment - continued:

Vessels - continued:

On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of the vessel owning companies of 14 vessels (ten Capesize bulk carriers': Rangiroa, Negonego, Fakarava, Raiatea, Mystic, Robusto, Cohiba, Montecristo, Flecha and  Partagas, and four Panamax bulk carriers': Woolloomooloo, Saldanha, Topeka and Helena) and the sale of three Capesize bulk carriers (Manasota,  Alameda and Capri) for an aggregate price of $377,000, including their existing employment agreements and the assumption of $236,716 of debt, associated with some of the vessels.
On September 17, 2015 and October 13, 2015, the shares of the vessel owning company of the vessel Mystic and the shares of the shareholders of the vessel owning companies of ten vessels (Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena) were delivered to their new owners. On September 22, 2015, October 1, 2015 and December 11, 2015, the vessels Capri, Manasota and Alameda, respectively were delivered to their new owners. In this respect, a charge of $338,347, included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations for the year ended December 31, 2015 was recognized.
The Company has classified the assets and liabilities of the remaining three vessel owning companies as "held for sale" on December 31, 2015, as all criteria required for their classification as " held for sale" were met. In this respect, a charge of $36,743, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
On February 15, 2016, the Company announced that the previously disclosed sale the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego to entities controlled by its Chairman and CEO Mr. George Economou has failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company entered into new sales agreement with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of the vessel owning companies of its Capesize vessels (Rangiroa, Negonego, Fakarava) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the vessels and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. On March 31, 2016 the shares of the vessel owning companies were delivered to their new owners.
In addition, on September 30, 2015, the Company classified all the remaining vessels in its fleet, comprised of 20 Panamax and two Supramax bulk carriers, as held for sale, as all criteria required for their classification were met and recognized an additional charge of $422,404, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2015, as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.
The impairment review performed prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, indicated that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 12).
On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, Byron and Galveston, for an aggregate sales price of $12,300. The vessels were delivered to their new owners on November 25, 2015 and November 30, 2015, respectively. In this respect, a charge of $6,035, was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2015, included in "Impairment loss and loss from sale of vessels and vessel owning companies".

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Units, Machinery and Equipment - continued:
Vessels - continued:
Finally during the three month period ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations, due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell. (Notes 12)
The amounts of "Assets held for sale" and "Liabilities held for sale" in the accompanying consolidated balance sheet as at December 31, 2015, are analyzed as follows:
Total assets

Cash and cash equivalents	$12
Restricted cash	4,920
Accounts receivable trade, net	7
Due from related parties – TMS Bulkers Ltd. (Note 4)	2,492
Inventories	384
Prepayments and advances	15
Insurance claims	97
Vessels held for sale	208,099
Total assets held for sale	$216,026

Total liabilities

Bank debt	$103,680
Accounts payable	1
Accrued liabilities	271
Deferred revenues	414
Total liabilities held for sale	$104,366

As of December 31, 2015, substantially all of the Company's net income, except for income from the offshore support segment, relates to vessels sold or held for sale.
According to ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", the sale of the Company's vessels and vessel owning companies does not represent a strategic shift, hence no presentation of discontinued operations is required.
Drilling units, machinery and equipment:

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its drilling units, machinery and equipment are not consolidated in the Company's balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig's fixed assets for 2015 have not been included.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Units, Machinery and Equipment - continued:
Vessels - continued:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$6,637,843	$(809,612)	$5,828,231
Additions	755,330	-	755,330
Depreciation	-	(323,814)	(323,814)

Balance, December 31, 2014	$7,393,173	$(1,133,426)	$6,259,747
Additions	806,353	-	806,353
Depreciation	-	(154,481)	(154,481)
Deconsolidation of Ocean Rig	(8,199,526)	1,287,907	(6,911,619)
Balance December 31, 2015	$-	$-	$-

8. Acquisition of Nautilus Offshore Services Inc.:

On October 21, 2015, the Company entered into an agreement to acquire Mezzanine Financing Investment III Ltd. ("Mezzanine") and Oil and Gas Ships Investor Limited (Oil and Gas), which owned in aggregate, directly or indirectly, 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. ("Nautilus"), for a purchase price of $87,000 plus the assumption of approximately $33 million of net debt. As part of the acquisition cost, the Company also paid $3,568 for the working capital of Nautilus as at September 30, 2015, as agreed between the parties. In addition, on November 24, 2015, Mezzanine, entered into an agreement with VRG AS, which owned the remaining 2.56% issued and outstanding share capital of Nautilus, and acquired its equity stake.

Nautilus indirectly through its subsidiaries owns six Offshore Supply Vessels of which four are Oil Spill Recovery Vessels (OSRVs) and two are Platform Supply Vessels (PSVs), all of which are on time charter to Petroleo Brasileiro S.A. (Petrobras) until certain dates through 2017, with a total contracted revenue of $80,494. The vessels are managed by TMS Offshore Services, an entity controlled by the Company's Chief Executive Officer, Mr. George Economou. (Note 4) The acquisition of Nautilus will allow the Company to expand and diversify its fleet.
The acquisition of the common shares of Nautilus was accounted for under the acquisition method of accounting. The Company began consolidating Nautilus from October 21, 2015 (the date of acquisition), as of which date the results of operations of Nautilus are included in the accompanying consolidated statement of operations for the year ended December 31, 2015, and on which the fair value of the non-controlling interest amounted to $1,500.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of Nautilus Offshore Services Inc. - continued:

The purchase price allocation is as follows:

Assets:
Current assets	$22,609
Vessels	97,100
Goodwill	7,002
Above-market acquired time charters	12,474
Other non-current assets	5,562
Total assets acquired	144,747

Liabilities:
Total current liabilities	12,691
Total non-current liabilities	39,988
Total liabilities assumed	52,679

Fair value of non – controlling interests	1,500

Net assets acquired	$90,568

Consideration paid	87,000
Working capital adjustment	3,568
Total consideration	90,568

Goodwill included in the offshore support segment constitutes a premium paid by the Company over the fair value of the net assets of Nautilus, which is attributable to anticipated benefits from Nautilus's position to take advantage of the fundamentals of the offshore support market.

The carrying amounts of all receivables and payables acquired approximated their fair values at the acquisition date. The carrying amount of vessels of $99,370 was reduced by fair value adjustment of $2,270 as of the acquisition date. In connection with the acquisition, the Company acquired time charter contracts with Petrobras for the future time-chartered services of Nautilus, until certain dates through 2017. These contracts include fixed day rates that are above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current assets under "Fair value of above market acquired time charters". These will be amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts). The amount amortized as of December 31, 2015, amounted to $1,467.

	Amortization Schedule
	Amount Acquired	Amortization as of December 31, 2015	2016	2017
Above-market acquired time charters	$12,474	$1,467	$7,670	$3,337

During 2016, the Company received termination notices for three of the acquired time charters from Petrobras, resulting in for 2016, a total amortization and write off charge under "Fair value of above market acquired time charters", of $6,102, while approximately $30,170 of revenues will be lost. (Note 21)

All above fair values were based upon available market data using management estimates and assumptions. The respective fairness opinion was prepared by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet acquired, performed on a charter free basis.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Acquisition of Nautilus Offshore Services Inc. - continued:

The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2014 and 2015, as if the acquisition of Nautilus had occurred at the beginning of fiscal 2014 and after giving effect to purchase accounting adjustments and to the accounting changes described above and are mainly in vessels' depreciation and above-market time charters amortization. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of fiscal 2014. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	December 31,
	2014	2015
Pro forma revenues	$2,233,015	$1,011,674
Pro forma operating income/(loss)	554,870	(866,317)
Pro forma net loss	(38,874)	(2,838,322)
Pro forma per share amounts:
Basic net loss per share	$(2.13)	$(106.71)

The amounts of revenues and net losses following the acquisition of Nautilus on October 21, 2015, included in the consolidated statement of operations for the year ended December 31, 2015, were $8,118 and $2,100, respectively.

9. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,
	2014	2015
Security deposits for derivatives	$550	$727
Deferred operating expenses	43,327	-
Prepaid investments	57,910	-
Intangible assets, net	4,732	-

	$106,519	$727

As of December 31, 2014 and 2015, security deposits of $550 for the tankers Saga and Vilamoura and $727 security deposits for derivatives for the vessels Belmar, Calida, Lipari and Petalidi, respectively, were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market loss in the swap agreements as of the related dates.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Investment in an Affiliate:
On June 8, 2015, following an equity offering of Ocean Rig, the Company's ownership decreased to 47.2% and accordingly, the Company lost its controlling financial interest and deconsolidated Ocean Rig from its financial statements. From that date onwards, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company and the investment in Ocean Rig has been accounted for under the equity method due to the Company's significant influence over Ocean Rig.
On June 8, 2015, based on the equity method, the Company recorded an investment in Ocean Rig of $514,047, which represented the fair value of the common stock that was held by the Company on such date, with a closing market price of $6.96 per share. As at December 31, 2015, the market value of the investment was $91,410 based on the Ocean Rig closing price of $1.63. On June 8, 2015, the Company calculated a loss due to deconsolidation of $1,347,106, which was calculated as the fair value of the Company's equity method investment in Ocean Rig less the Company's 47.2% interest in Ocean Rig's net assets on June 8, 2015.
On August 13, 2015, following the repayment of the outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note and the transfer of 17,777,778 shares of Ocean Rig previously owned by the Company to Ocean Rig as full payment of the outstanding balance, the Company's interest in Ocean Rig decreased to 40.4%.
The Company's equity in the losses and capital transactions of Ocean Rig is shown in the accompanying consolidated statements of income for the year ended December 31, 2015, as "Equity in net losses of affiliated company" and amounted to $349,872, including $310,468 of impairment in Ocean Rig investment.
As at December 31, 2015, the Company's investment in Ocean Rig had a carrying value of $401,878, while the market value of the investment was $91,410. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore the investment in Ocean Rig was written down to its fair value and a loss of $310,468 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2015.

The affiliated entity, which is incorporated in the Marshall Islands and is accounted for under the equity method, is the following:
Entity	Participation % December 31, 2015
Ocean Rig	40.4%

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Investment in an Affiliate - continued:
The summarized financial information of the affiliate is as follows:
December 31, 2015
Current assets	$1,252,169
Non-current assets	6,782,118

Current liabilities	400,207
Non-current liabilities	$4,343,991

Year ended December 31, 2015
Revenues	$1,748,200
Net income	$95,339

11. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2014	2015
6.5% Drill Rigs Senior Secured Notes	$800,000	$-
7.25% Ocean Rig Senior Unsecured Notes	500,000	-
Secured Credit Facilities- Drybulk Segment	685,410	218,185
Secured Credit Facilities- Tanker Segment	277,913	-
Secured Bridge Credit Facility	200,000	-
$1.9 billion Secured Term Loan B Facility - Drilling Segment	1,876,250	-
$1.3 billion Senior Secured Term Loan B Facility – Drilling Segment	1,296,750	-
Less: Deferred financing costs	(118,710)	(636)

Total debt	5,517,613	217,549
Less: Current portion	(1,165,021)	(217,549)

Long-term portion	$4,352,592	$-

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt – continued:

Ocean Rig Loans and Notes
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its long term debt is not consolidated in the Company's balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig's loans for 2015 have not been included.
Convertible Senior Notes and Related Borrow Facility

In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes in November 2009 and April 2010, respectively (collectively, the "Convertible Senior Notes" or the "Notes"), the Company entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 1,444,000 shares (36,100,000 common shares before the reverse stock split) of the Company's common stock. Under the share lending agreements, the share borrower was required to return the borrowed shares when the Notes were no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. As of December 31, 2014, the share borrower had returned the above-referenced loaned shares to the Company. The returned loaned shares were not retired and are included as treasury stock in the accompanying balance sheets as of December 31, 2014 and 2015.

On the day of the Notes' issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement included in "Interest and finance costs" during the years ended December 31, 2013, 2014 and 2015, was $2,974, $2,733 and $0, respectively.
Effective September 19, 2011, the applicable conversion price of the Notes was changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig's common stock held by the Company.
The total interest expense related to the Notes in the Company's consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015, was $78,769, $76,680 and $0 of which $43,769, $45,261and $0, respectively are non-cash amortization of the discount on the liability component and $35,000, $31,419 and $0, respectively are the contractual interest payable semi-annually at a coupon rate of 5% per year.
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

Term bank loans and credit facilities

The bank loans are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity between January 2016 and June 2025. Interest rates on the outstanding loans as at December 31, 2015, are based on LIBOR plus a margin.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

Term bank loans and credit facilities – continued:

On November 14, 2014, the Company entered into a facility agreement with ABN AMRO, for a secured bridge loan facility in an amount of $200,000. The loan was repayable through a single repayment installment. In connection with the ABN AMRO facility, on November 18, 2014, as required by the facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares registered, 45,129,069 Ocean Rig shares were initially pledged by the Company to ABN AMRO under the terms of the ABN AMRO facility which required collateral coverage based on the prevailing 30-day Volume Weighted Average Price ("VWAP") at draw down. On January 9, 2015 and March 19, 2015, respectively, the Company provided additional security in relation to the ABN AMRO facility in the form of 8,000,000 and 12,500,000 Ocean Rig shares owned by the Company. During the year ended December 31, 2015, the Company made various prepayments and finally repaid in full the loan agreement on October 16, 2015. Following the repayment of the loan, all Ocean Rig shares pledged by the Company to ABN AMRO were released and returned to the Company.
On May 26, 2015 and July 10, 2015, the Company made two prepayments of $15,000 and $10,034, respectively, under a loan agreement dated October 29, 2014. On August 18, 2015 the Company entered into a supplemental agreement to amend certain terms of the aforementioned loan.
During 2015, the Company made scheduled repayments regarding the loans of its tanker fleet amounting to $17,458 and in connection with the sale of the entire tankers fleet, repaid in full the remaining outstanding loans of its tanker segment amounting to $260,455.
During 2015, the Company made scheduled repayments regarding a Secured Term Loan facility dated July 23, 2008 amounting to $5,300 and on July 29, 2015, repaid in full the outstanding amount of $37,325.
On August 20, 2015, the Company repaid in full the outstanding amount of $12,800 under of the loan dated October 2, 2007.
On August 21, 2015, the Company entered into a supplemental agreement to the loan agreement dated March 13, 2008, to extend the maturity of the loan to October 13, 2015. The maturity of the loan has since lapsed and the Company has not made the last balloon installments.
During 2015, the Company made scheduled repayments regarding two loans dated May 13, 2008 and May 5, 2008 amounting to $2,945 and $3,000, respectively. On August 21, 2015 the Company also repaid in full the outstanding amounts of $12,761 and $27,000, under the two loans dated May 13, 2008 and May 5, 2008, respectively.
On October 1, 2015 the Company repaid $19,212, under a loan agreement dated March 31, 2006.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

Term bank loans and credit facilities – continued:

On October 13, 2015 the shares of the shareholders of the vessel owning companies of the vessels Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena were delivered to their new owners who also assumed in full the respective outstanding amount of the loan agreement dated October 29, 2014, which had a balance of $130,926.
On November 6, 2015, the Company repaid in full the Nautilus assumed bank debt, of $45,535.
During 2015, the Company made scheduled payments under the loan agreement dated October 5, 2007, amounting to $4,000. On November 25, 2015, the Company also made a prepayment of $5,300 under that loan agreement, related to the sale of the vessel Galveston on November 30, 2015. The maturity of the loan has since lapsed and the Company has not made the last balloon installments.
On December 11, 2015, the Company repaid $12,360, under a loan agreement dated March 31, 2006.
$12.5 million Sellers credit
On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers' credit to the Company.  This credit was repayable to the yard in one bullet repayment two years after date of drawdown and it bore interest at 3% per annum. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig that the Company owns, which pledge would be automatically released upon repayment of the credit. During March 2013, the Company drew the total amount of $12,500. On January 8, 2015, this credit was repaid in full by the Company. On the date of repayment and termination of the loan agreement, the Company was released from its obligations and 1,602,500 shares of Ocean Rig pledged by the Company to the shipyard were released and returned to the Company.
The aggregate available undrawn amount under the Company's facilities at December 31, 2014 and 2015 was $0 and $30,000.
The weighted-average interest rates on the above outstanding debt were: 6.63%, 6.60% and 5.09% for the years ended December 31, 2013, 2014 and 2015, respectively.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

The table below presents the movement for bank loans and notes throughout 2015:

Loan	Loan agreement date	Original Amount	December 31, 2014	New Loans	Repayments/Transfers	Deconsolidation of Ocean Rig	December 31, 2015
Secured Credit Facility	October 2, 2007	$35,000	$12,800	-	(12,800)	-	$-
Secured Credit Facility	October 5, 2007	90,000	53,000	-	(9,300)	-	43,700
Secured Credit Facility	June 20, 2008	103,200	21,250	-	(3,000)	-	18,250
Secured Credit Facility	May 13, 2008	125,000	15,706	-	(15,706)	-	-
Secured Credit Facility	May 5, 2008	90,000	30,000	-	(30,000)	-	-
Secured Credit Facility	November 16, 2007	47,000	14,000	-	(1,500)	-	12,500
Secured Credit Facility	July 23, 2008	126,400	42,625	-	(42,625)	-	-
Secured Credit Facility	March 13, 2008	130,000	28,905	-	(1,338)	-	27,567
Secured Credit Facility	February 7, 2011	70,000	52,500	-	(52,500)	-	-
Secured Credit Facility	April 20, 2011	32,313	24,773	-	(24,773)	-	-
Secured Credit Facility	October 26, 2011	141,350	112,390	-	(112,390)	-	-
Secured Credit Facility	October 24, 2012	107,669	88,249	-	(88,249)	-
Term Loan B Facility	July 12, 2013	1,900,000	1,876,250	-	(9,500)	(1,866,750)	-
Term Loan B Facility	July 25, 2014	1,300,000	1,296,750	-	(6,500)	(1,290,250)	-
Secured Term Loan Facility	February 13, 2015	475,000	-	462,000	(9,726)	(452,274)	-
Secured Credit Facility	March 31, 2006	753,637	174,406	-	(72,834)	-	101,572
Secured Credit Facility	March 19, 2012	19,065	15,789	-	(1,193)	-	14,596
Secured Credit Facility	February 14, 2012	122,580	109,830	-	(109,830)	-	-
Secured Bridge Credit Facility	November 14, 2014	200,000	200,000	-	(200,000)	-	-
Senior Secured Credit Facility	October 29, 2014	167,100	167,100	-	(167,100)	-	-
Secured Credit Facility	July 29, 2013	23,000	-	17,825	(17,825)	-	-
Secured Credit Facility	November 23, 2012	38,220	-	27,710	(27,710)	-	-
6.5% Drill Rigs Senior Secured Notes	September 20, 2012	800,000	800,000	-	-	(800,000)	-
7.25% Ocean Rig's Senior Unsecured Notes	March 26, 2014	500,000	500,000	-	-	(500,000)	-

			$5,636,323	507,535	(1,016,399)	(4,909,274)	$218,185

The above loans are secured by a first priority mortgage over the Company's vessels, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:

As of December 31, 2015, the Company was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of December 31, 2015, the Company was in breach of certain financial covenants, contained in the Company's loan agreements. Furthermore, the Company is in discussions to extend the maturity of three loan agreements dated October 5, 2007, March 13, 2008 and November 16, 2007 with outstanding balances at December 31, 2015 of $43,700, $27,567 and 12,500, respectively, which have lapsed. As a result of these incidents of non-compliance and of the cross default provisions contained in all of the Company's bank loan agreements, and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans that were in breach as of December 31, 2015, amounting to $218,185 as current at December 31, 2015.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31 2013, 2014 and 2015, amounted to $297,602, $367,996 and $177,537, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The annual principal payments required to be made after December 31, 2015, including balloon payments, totaling $218,185 due through December 31, 2016 are as follows:

2016	$218,185
Total principal payments	218,185
Less: Financing fees	(636)

Total debt	$217,549

12. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company has entered in the past into forward freight agreements ("FFA") and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

Interest rate swaps, cap and floor agreements: As of December 31, 2013,  2014 and 2015, the Company had 27, 24 and 9 interest rate swaps outstanding of $2.9 billion, $2.4 billion and $288.4 million notional amount, respectively, maturing from May 2016 through July 2017.

Accumulated other comprehensive loss included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for vessels and drilling units under construction and acquisitions" amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2014 and 2015, the amounts of $550 and $466, respectively were reclassified into the consolidated statement of operations.

The fair value of the above mentioned agreement equates to the amount that would be paid by the Company if the agreement was transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.

The change in the fair value of such agreements which do not qualify for hedge accounting for the years ended December 31, 2013, 2014 and 2015, amounted to gains of $88,859, $29,304 and $10,848, respectively and is included in "Gain/ (Loss) on interest rate swaps" in the accompanying consolidated statement of operations.

As of December 31, 2014 and 2015, security deposits of $550 for the tankers Saga and Vilamoura and $727 as security deposits for derivatives for the vessels Belmar, Calida, Lipari and Petalidi, respectively were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market loss in the respective swap agreements as of the related dates.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2014 Fair value	December 31, 2015 Fair value	Balance Sheet Location	December 31, 2014 Fair value	December 31, 2015 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments- current liabilities	$30,447	$2,604
Interest rate swaps	Financial instruments- non-current assets	11,086	411	Financial instruments- non-current liabilities	10,420	-

Total derivatives not designated as hedging instruments		$11,086	$411		$40,867	$2,604

Total derivatives		$11,086	$411	Total derivatives	$40,867	$2,604

During the years ended December 31, 2013, 2014 and 2015, the losses transferred from other comprehensive loss to the statement of operations were $550, $550 and $466, respectively. The estimated net amount of existing losses at December 31, 2015, that will be reclassified into earnings within the next twelve months related with cash flow hedges is $222.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Interest rate swaps	Gain/(Loss) on interest rate swaps	$8,373	$(15,528)	$(11,601)

Total		$8,373	$(15,528)	$(11,601)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. Assets and liabilities held for sale are stated at fair value less cost to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

The estimated fair value of the 7.25% Ocean Rig Senior Unsecured Notes and 6.5% Drill Rigs Senior Secured Notes as at December 31, 2014, was approximately $380,000, and $666,000, respectively determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market).  The estimated fair value of the $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility was approximately the same as their carrying value net of finance fees. For the aforementioned senior notes and term loans their carrying value net of financing fees as at December 31, 2014, was $492,214, $788,224, $1,825,671 and $1,266,341, respectively.

Following the deconsolidation of Ocean Rig on June 8, 2015, its long term debt is not consolidated in the Company's balance sheet as of December 31, 2015 and, consequently, additional disclosures for Ocean Rig's loans and notes for 2015 have not been included.

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

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$11,086	$-	$11,086	$-
Interest rate swaps - liability position	$(40,867)	$-	$(40,867)	$-

Total	$(29,781	$-	$(29,781)	$-

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps - asset position	$411	$-	$411	$-
Interest rate swaps - liability position	$(2,604)	$-	$(2,604)	$-

Total	$(2,193)	$-	$(2,193)	$-

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Long-lived assets held and used	$-	$10,500	$-
Total	$-	$10,500	$-

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

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Investment in affiliate (Note 10)	$514,047	$-	$-
Vessels held for sale	-	208,099	-
Total	$514,047	$208,099	$-

On June 8, 2015, the Company recognized a loss due to the deconsolidation of Ocean Rig of $1,347,106, which was calculated as the fair value of the Company's equity method investment in Ocean Rig less the Company's 47.2% interest in Ocean Rig's net assets on June 8, 2015 (Note 10).
In accordance with the provisions of relevant guidance, ten tanker vessels held for sale with a carrying amount of $587,271, were written down to their fair value as determined based on the agreed sale prices, resulting in a charge of $56,631, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 7).
The impairment review performed prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, indicated also that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies"  in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 7).
Following the sale agreements for the sale of 14 vessel owning companies and three vessels, (Note 7) the associated 17 vessels held for sale with carrying amount of $748,320, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $375,090, included in "Impairment loss and loss from sale of vessels and vessel owning companies"  in the accompanying consolidated statement of operations for the year ended December 31, 2015.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Financial Instruments and Fair Value Measurements - continued:

Furthermore due to their classification as held for sale (Note 7), 22 vessels, were written down to their fair value as determined based on the valuations of the independent valuators, resulting in a charge of $422,404, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
Following the sale agreements for two Supramax vessels (Note 7), the vessels, which had an aggregate carrying value of $17,820, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $6,035, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
Finally during the three month period ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying consolidated statement of operations, due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell. (Notes 7)

13. Common Stock and Additional Paid-in Capital:

Net Loss Attributable to Dryships Inc. and Transfers to the Non-controlling Interest:

The following table represents the effects of any changes in Dryships' ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships.

	Year Ended December 31,
	2013	2014	2015

Net loss attributable to Dryships Inc.	$(223,093)	$(47,512)	$(2,847,061)
Transfers to the non-controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(45,542)	(4,758)	(49,444)

Net transfers to the non-controlling interest	(45,542)	(4,758)	(49,444)

Net loss attributable to Dryships Inc. and transfers to/from the non-controlling interest	$(268,635)	$(52,270)	$(2,896,505)

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Common Stock and Additional Paid-in Capital - continued:

Issuance of common shares

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 275,689 common shares (6,892,233 common shares before the reverse stock split) were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $23,655, after deducting commissions, while in 2014, 888,394 common shares (22,209,844 common shares before the reverse stock split) were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $90,016, after deducting commissions.

On October 29, 2014, the Company successfully completed the offering of 10,000,000 shares (250,000,000 common shares before the reverse stock split) of its common stock, par value $0.01 per share, at a price of $1.40 per share (share price before reverse stock split). As part of the offering, George Economou, the Company's Chairman, President and Chief Executive Officer, has purchased $80,000, or 2,285,680 shares (57,142,000 common shares before the reverse stock split), of common stock in the offering at the public offering price. The Company used the net proceeds of approximately $332,852 from the offering to repurchase a portion of its $700,000 principal amount of indebtedness under the 5.0% Convertible Senior Notes matured on December 1, 2014.

On February 19, 2016, the Company's Board of Directors has determined to effect a 1-for-25 reverse stock split of the Company's common shares. The reverse stock split occurred, and the Company's common stock begun trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on March 11, 2016. All previously reported share and per share amounts have been restated to reflect the reverse stock split.

Sale of Ocean Rig shares

On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $122,960 of net proceeds from the public offering. The net assets of Ocean Rig as of February 14, 2013, amounted to $2,950,992. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non-controlling interests, which amounted to $45,542, was recognized in equity attributable to the controlling interest. On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge an amount of 20,555,556 of Ocean Rig shares owned by the Company. On August 13, 2015, the Company signed an agreement with Ocean Rig to repay the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note, and transferred 17,777,778 shares of Ocean Rig previously owned by the Company to Ocean Rig as full payment of the outstanding balance under the Note, (Note 4).

Treasury stock

As of December, 2014 the share borrower described in Note 11 returned to the Company the 1,444,000 loaned shares (36,100,000 common shares before the reverse stock split) of the Company's common stock, which were not retired and are held as treasury stock. Furthermore, on December 30, 2015, a Company's executive returned 720 shares (18,000 common shares before the reverse stock split) of the Company's common stock. These shares were also not retired and are held as treasury stock.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company's Board of Directors declared a dividend payable of one preferred share purchase right, ("Right"), to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding common share. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock or additional shares of common stock. As of July 9, 2009, an amendment was effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock. As of December 31, 2015, no exercise of any Rights had occurred.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

On January 12, 2011, 360,000 shares (9,000,000 common shares before the reverse stock split) of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 40,000 shares (1,000,000 common shares before the reverse stock split) vesting on the grant date and 40,000 shares (1,000,000 common shares before the reverse stock split) vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share (share price before reverse stock split). As of December 31, 2015, 240,000 of these shares (6,000,000 common shares before the reverse stock split) have vested.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 40,000 shares (1,000,000 common shares before the reverse stock split) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vested over a period of two years with 13,334 shares (333,334 common shares before the reverse stock split) vesting on the grant date, 13,333 shares (333,333 common shares before the reverse stock split) vesting on August 20, 2014 and 13,333 (333,333 common shares before the reverse stock split) vesting on August 20, 2015, respectively. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share (share price before reverse stock split). As of December 31, 2015, the shares have vested in full.

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 48,000 shares (1,200,000 common shares before the reverse stock split) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years, with 16,000 shares (400,000 common shares before the reverse stock split) vesting on December 31, 2014, 16,000 shares (400,000 common shares before the reverse stock split) vesting on December 31, 2015, and 16,000 (400,000 common shares before the reverse stock split) vesting on December 31, 2016. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share (share price before reverse stock split). As of December 31, 2015, 32,000 of these shares (800,000 common shares before the reverse stock split) have vested.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 84,000 shares (2,100,000 common shares before the reverse stock split) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years, with 28,000 shares (700,000 common shares before the reverse stock split) vesting on December 31, 2015, 28,000 shares (700,000 common shares before the reverse stock split) vesting on December 31, 2016 and 28,000 (700,000 common shares before the reverse stock split) vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share (share price before reverse stock split). As of December 31, 2015, 28,000 of these shares (700,000 common shares before the reverse stock split) have vested.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Equity incentive plan - continued:

A summary of the status of the Company's non-vested shares as of December 31, 2013, 2014 and 2015 and movement for the years ended December 31, 2013, 2014 and 2015, is presented below. There were no shares forfeited in 2013, 2014 and 2015.
	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2012	240,200	$5.50
Granted	40,000	2.01
Vested	(53,533)	4.63
Balance December 31, 2013	226,667	$5.09
Granted	132,000	1.87
Vested	(69,333)	4.31
Balance December 31, 2014	289,334	$3.81
Vested	(97,333)	3.38
Balance December 31, 2015	192,001	$4.02

	Number of vested shares	Weighted average grant date fair value per vested shares
As at December 31, 2012	343,921	$13.91
Granted and vested	13,333	2.01
Non vested shares granted in prior years and vested 2013	40,200	5.50

As at December 31, 2013	397,454	$12.66
Granted and vested	16,000	3.26
Non vested shares granted in prior years and vested 2014	53,333	4.63

As at December 31, 2014	466,787	$11.42
Non vested shares granted in prior years and vested 2015	97,333	3.38

As at December 31, 2015	564,120	$10.03

As of December 31, 2013, 2014 and 2015, there was $13,947, $12,589 and $5,999 respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of three years.

The amounts of $7,790, $7,516 and $6,590, represent the stock based compensation expense for the year ended December 31, 2013, 2014 and 2015, respectively and are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015, respectively. The total fair value of shares vested during the years ended December 31, 2013, 2014 and 2015, were $5,394, $2,561 and $477, respectively.

Ocean Rig

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and consequently, additional disclosures for Ocean Rig's equity incentive plan for 2015 have not been included.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2014, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy and, as a result, an amount of $20.2 million for the above covered event was recognized as revenue during the year ended December 31, 2014, and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of $39.1 million was reimbursed during the year.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of the drilling unit, the Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, Ocean Rig reached an out-of-court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013, was entered and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, Ocean Rig, having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Commitment and contingencies - continued:
15.2 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of December 31, 2015, will be $53,826 during 2016 and $17,520 during 2017. These amounts do not include any assumed off-hire. Under the June 25, 2015, agreement discussed below, the Company amended 11 charter agreements with significantly lower charter rates.

Under seven of the Company's charter agreements, the charterer has the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options were exercised, less $5,000 per vessel or, (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement would automatically be terminated on the date of completion of the current voyage. These options were exercisable beginning late March 2015 and throughout the term of the charter agreements which expire through 2020. On June 25, 2015, the Company concluded an agreement with the charterer under which, the charterer agreed to forgo the exercise of the purchase option under the seven charter agreements in exchange for a reduction of $35,000 in overdue receivables, $5,000 cash payment to the Company and write off the remaining $16,471 in overdue receivables as of May 31, 2015, against "Voyage revenues". Out of the $35,000, the $6,759 had been amortized, while the remaining $28,241 were written off as "Loss on contract cancellation". As part of the transaction, new time charters were agreed for a period of over four years.
 16. Accumulated other comprehensive income/(loss):

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Year ended December 31,
	2014			2015
	Attributable to Dryships	Attributable to non controlling interest	Total	Attributable to Dryships	Attributable to non controlling interest	Total
Cash flows hedges realized gain/(loss)	$(8,570)	$(5,878)	$(14,448)	$225	$-	$225
Actuarial pension gain	1,948	1,336	3,284	8	-	8
Total	$(6,622)	$(4,542)	$(11,164)	$233	$-	$233

17. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2013	2014	2015

Interest incurred on long-term debt	$251,596	$317,445	$150,061
Interest, amortization and write off of financing fees on loan from affiliate	-	-	3,642
Amortization and write-off of financing fees	46,006	50,551	23,834
Discount on receivable from drilling contract	-	-	4,048
Amortization of convertible notes discount	43,769	45,261	-
Amortization of share lending agreement-note issuance costs	2,974	2,733	-
Commissions, commitment fees and other financial expenses	57,498	34,256	2,607
Capitalized interest	(69,714)	(39,225)	(12,060)

Total	$332,129	$411,021	$172,132

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
18. Segment information:
The Company has currently two reportable segments from which it derives its revenues: Drybulk and Offshore support segments. The Company had also a Drilling segment until the deconsolidation of Ocean Rig on June 8, 2015 (Note 10) and a Tanker segment until the sale of the whole tanker fleet during 2015 (Note 7). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The Drilling business segment consisted of the deepwater drilling rig services of the drilling units through ownership of drilling units. The Tanker business segment consisted of vessels for the transportation of crude and refined petroleum cargoes.
The tables below present information about the Company's reportable segments as of and for the years ended December 31, 2013, 2014 and 2015. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis. The Company also measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment			Offshore Support Segment			Drilling Segment			Tanker Segment			TOTAL
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
Revenues	$191,024	$205,630	$115,598	$-	$-	$8,118	$1,180,250	$1,817,077	$725,805	$120,740	$162,817	$120,304	$1,492,014	$2,185,524	$969,825
Vessels and drilling units operating expenses	78,594	90,376	87,704	-	-	3,977	504,957	727,832	259,623	26,214	26,052	19,770	609,765	844,260	371,074
Depreciation and amortization	96,624	99,631	65,607	-	-	672	236,689	325,744	155,352	24,059	24,417	6,021	357,372	449,792	227,652
Contract termination fees and other	32,283	-	-	-	-	-	-	-	-	1,010	-	-	33,293	-	-
Loss on contract cancellation	-	1,307	28,241	-	-	-	-	-	-	-	-	-	-	1,307	28,241
Impairment loss and loss from sale of vessels and vessel owning companies	43,490	38,148	1,000,485	-	-	-	-	-	-	-	-	56,631	43,490	38,148	1,057,116
General and administrative expenses	44,819	48,441	44,519	-	-	2,858	126,868	131,745	46,989	13,035	13,500	10,546	184,722	193,686	104,912
Gain/(loss) on interest rate swaps	(1,226)	(1,142)	(567)	-	-	-	8,616	(12,671)	(9,588)	983	(1,715)	(1,446)	8,373	(15,528)	(11,601)
Gain/(loss) on FFA's	(31,362)	-	-	-	-	-	-	-	-	31,362	-	-	-	-	-
Income taxes	-	-	-	-	-	(188)	(44,591)	(77,823)	(36,931)	-	-	-	(44,591)	(77,823)	(37,119)
Net income/(loss)	(265,399)	(206,303)	(1,180,056)	-	-	(2,711)	64,287	259,654	(1,601,451)	3,084	4,669	(23,868)	(198,028)	58,020	(2,808,086)
Net income/(loss) attributable to Dryships Inc.	(265,399)	(206,303)	(1,180,056)	-	-	(2,657)	39,222	154,122	(1,640,480)	3,084	4,669	(23,868)	(223,093)	(47,512)	(2,847,061)
Interest and finance cost	(102,656)	(102,806)	(45,321)	-	-	(105)	(218,384)	(298,839)	(123,463)	(11,089)	(10,540)	(8,766)	(332,129)	(412,185)	(177,655)
Interest income	2,900	1,074	76	-	-	2	9,595	12,227	5,954	3	9	18	12,498	13,310	6,050
Change in fair value of derivatives (gain)/loss	(42,125)	(21,069)	(10,768)	-	-	(6)	(44,383)	(15,909)	349	(2,351)	7,674	(423)	(88,859)	(29,304)	(10,848)
Total assets	$1,777,176	$1,731,295	$342,287	$-	$-	$131,124	$7,674,674	$8,095,212	$-	$671,842	$650,082	$2,641	$10,123,692	$10,476,589	$476,052

A reconciliation of interest and finance costs and total segment assets with the consolidated amounts is as follows:
	December 31, 2014	December 31, 2015
Interest and finance costs
Interest for reportable segments	412,185	177,655
Elimination of intersegment interest	(1,164)	(5,523)
Total consolidated Interest and finance costs	$411,021	$172,132

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Segment information - continued:

Interest income
Interest for reportable segments	13,310	6,050
Elimination of intersegment interest	(1,164)	(5,523)
Total consolidated Interest income	12,146	527

Total Assets
Total Assets for reportable segments	10,476,589	476,052
Elimination of intersegment receivables	(117,219)	-
Total consolidated Assets	10,359,370	476,052

The drilling revenue shown in the table below is analyzed by country based upon the location where the drilling takes place and up to deconsolidation of Ocean Rig at June 8, 2015:

	For the years ended December 31,
Country	2013	2014	2015
Congo	$-	$-	$31,807
Norway	157,740	220,044	101,584
Brazil	353,397	581,635	253,283
Ivory Coast	86,486	97,232	12,065
Tanzania	72,083	-	-
Angola	227,603	807,742	275,410
Falkland	-	-	51,656
Gabon/ West Africa	81,104	110,424	-
Liberia	55,601	-	-
Ireland	104,014	-	-
Sierra Leone	37,272	-	-
Other	4,950	-	-
Total leasing and service revenues	$1,180,250	$1,817,077	$725,805

The Company's vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Losses per share:

The Company calculates basic and diluted losses per share as follows:

	For the years ended December 31,
	2013			2014				2015
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(223,093)	-	$-	$(47,512)	-	$-	$(2,847,061)	-	$-
-Less: Non-vested common stock dividends declared and undistributed earnings	(56)	-	-	(697)	-	-	(570)	-	-
Basic EPS
Income/(loss) available to common stockholders	$(223,149)	15,362,532	$(14.53)	$(48,209)	18,241,265	$(2.64)	$(2,847,631)	26,598,361	$(107.06)
Dilutive effect of securities
Diluted EPS
Income/(loss) available to common stockholders	$(223,149)	15,362,532	$(14.53)	$(48,209)	18,241,265	$(2.64)	$(2,847,631)	26,598,361	$(107.06)

For the years ended December 31, 2013, 2014 and 2015 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes:

20.1 Drybulk, Offshore Support and Tanker Segments

None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands and Malta, the countries in which Dryships and the Drybulk and Tanker vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

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

The Company believes that it satisfied the Publicly-Traded Test for its 2013, 2014 and 2015 Taxable Years and, therefore, 100% of the stock of its Republic of the Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Republic of the Marshall Islands and Malta. As such, each of the Company's Republic of the Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2015 taxable year.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes - continued:

20.2 Drilling Segment:

From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and consequently the income taxes of the drilling segment are included only up to June 8, 2015 to the Company's results.

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

The components of Ocean Rig's income/ (losses) before taxes are as follows:

	Year ended December 31,
	2013	2014	2015
Domestic income / (loss) (Republic of the Marshall Islands)	$(66,604)	$(161,913)	$90,181
Foreign income	174,518	499,539	42,277
Total income before taxes	$107,914	$337,626	$132,458

The components of the Company's tax expense were as follows:

	Year ended December 31,
	2013	2014	2015
Current Tax expense	$44,591	$77,823	$37,119
Income taxes	$44,591	$77,823	$37,119

Effective tax rate	41.3%	23.1%	28.0%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2015 and 2014, approximately 48% and 64%, respectively, of the current tax expense was related to withholding taxes in Angola. In 2013, approximately 72% of the current tax expense was related to withholding taxes in Angola, Tanzania, Sierra Leone, Liberia and Gabon.

Taxes have not been reflected in other comprehensive loss since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2013	2014	2015
Differences in tax rates	$89	$-	$-
Adjustments in respect to current income tax of previous years	683	-	-
Tax rate on interest	742	-	-
Effect of exchange rate differences	7	-	-
Income tax	43,070	70,441	37,119
Taxes on litigation matters subject to statutory rates, including interest and penalties	-	7,382	-
Total	$44,591	$77,823	$37,119

Ocean Rig has from 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2013, 2014 and 2015, most of its activities were in the Republic of the Marshall Islands with tax rate of zero.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Income Taxes - continued:

20.2 Drilling Segment - (continued):

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. Ocean Rig has not recognized any deferred tax liability, while the significant components of deferred tax assets are as follows:

	Year ended December 31,
	2014	2015
Deferred tax assets
Net operations loss carry forward	$-	$-
Accelerated depreciation of assets	101	55
Pension	1,184	904
Total deferred tax assets	$1,285	$959

Less: valuation allowance	(1,285)	(959)
Total deferred tax assets, net	$-	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. Ocean Rig provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. Ocean Rig provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2015, the valuation allowance for deferred tax assets is decreased from $1,285 in 2014 to $959 in 2015 reflecting a decrease in net deferred tax assets during the year.

21. Subsequent Events:

21.1 On February 15, 2016, the Company announced that Petrobras has given notice of termination of the contract for the platform supply vessel Crescendo effective as of March 6, 2016. The contract of the Crescendo was expiring on January 8, 2017.

21.2 On February 19, 2016, the Company's Board of Directors has determined to effect a 1-for-25 reverse stock split of the Company's common shares. At the Company's special meeting of shareholders on February 19, 2016, the Company's shareholders approved the reverse stock split and granted the Board of Directors, or a duly constituted committee thereof, the authority to determine the exact split ratio and proceed with the reverse stock split. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on March 11, 2016 under the existing trading symbol "DRYS". The new CUSIP number for the common stock following the reverse stock split is Y2109Q127.

21.3 On March 3, 2016, the Company received notice of termination from Petrobras of the contract for the oil spill recovery vessel Jubilee effective as of March 9, 2016. The contract of the Jubilee was expiring on April 25, 2017.

21.4 On March 24, 2016 the Company entered into an agreement to increase its secured revolving facility provided by an entity controlled by the Company's Chairman and CEO, Mr. George Economou. The facility was amended to increase the maximum available amount by $10,000 to $70,000, to give the Company an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding loan to the Company's common stock. Additionally, subject to the lender's prior written consent, the Company has the right to convert $8,750 of the outstanding balance of the loan into 3,500,000 preferred shares of the Company, which have a voting power of 5:1 (vis-à-vis common stock) and will mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company has also entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 (100,000,000 before the reverse stock split) Series B Preferred Shares held by the lender for $8,750. The Company subsequently cancelled the Series B Preferred Stock previously held by the lender effective March 24, 2016.

DRYSHIPS

Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Subsequent Events - continued:

21.5 On March 24, 2016, the Company concluded a new sales agreement with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of its Capesize vessels (Rangiroa, Negonego, Fakarava) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels, with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the vessels and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. On March 31, 2016 the shares of the vessel owning companies were delivered to their new owners.
21.6 On March 28, 2016, the Company received notice from the, Nasdaq Stock Market that has been determined that for the last 10 consecutive business days, from March 11 to 24, 2016, the closing bid price of the Company's common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

21.7 On March 29, 2016, the Company drew down the amount of $28,000 under a secured revolving credit facility dated October 21, 2015.

21.8 On April 5, 2016, the Company agreed to sell all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911. The sale proceeds were used to partly reduce the outstanding amount under the Revolving Credit Facility provided to the Company by an entity controlled by the Company's Chairman and Chief Executive Officer Mr. George Economou and for general corporate purposes. Further to the above, the outstanding balance under this facility is $11,750. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% LTV maximum loan limit, being introduced under the Revolving Credit Facility.  In addition, the interest rate under the loan was reduced to 4% plus LIBOR. This transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion and is subject to standard closing conditions. After this transaction, the Company will no longer hold any equity interest in Ocean Rig.

21.9 On April 11, 2016, the Company announced that Petrobras has given notice of termination of the contract for the oil spill recovery vessel Vega Inruda effective as of April 6, 2016. The contract of the Vega Inruda was expiring on August 30, 2017.

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Balance Sheets
December 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2014	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$119	$47
Restricted cash	4,043	2,690
Due from related parties	23,223	20,428
Other current assets	116	303
Total current assets	27,501	23,468

NON-CURRENT ASSETS:
Investments in subsidiaries*	4,900,142	1,884,996
Total non-current assets	4,900,142	1,884,996
Total assets	$4,927,643	$1,908,464

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$487,445	$120,526
Due to subsidiaries*	1,428,489	1,659,606
Financial instruments	8,725	1,958
Due to related parties	2,194	-
Other current liabilities	6,175	4,962
Total current liabilities	1,933,028	1,787,052

NON-CURRENT LIABILITIES
Financial instruments	1,794	-
Total non-current liabilities	1,794	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and 2015; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2014 and 2015; 0 and 4,000,000 shares of Series B Convertible Preferred stock (100,000,000 before the reverse stock split) issued and outstanding at December 31, 2014 and 2015, respectively	-	40
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2014 and 2015; 28,242,566 shares (706,064,321 before the reverse stock split) and 28,326,566 shares (708,164,321 before the reverse stock split) issued and outstanding at December 31, 2014 and 2015, respectively	282	283
Treasury stock; $0.01 par value; 1,444,444 shares (36,100,000 before the reverse stock split) and 1,444,720 shares (36,118,000 before the reverse stock split) at December 31, 2014 and 2015, respectively	(14)	(14)
Additional paid-in capital	3,255,807	3,224,839
Accumulated other comprehensive income/(loss)	(6,622)	233
Accumulated deficit	(256,632)	(3,103,969)
Total stockholders' equity	2,992,821	121,412
Total liabilities and stockholders' equity	$4,927,643	$1,908,464

*    Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2014	2015

EXPENSES:
Gain on sale of assets	$-	$-	$131,416
General and administrative expenses	(21,090)	(23,893)	(23,077)

Operating income/(loss)	(21,090)	(23,893)	108,339

OTHER INCOME / (EXPENSES):
Interest and finance costs	(89,124)	(88,753)	(23,471)
Interest income	226	989	34
Loss on interest rate swaps	(774)	(739)	(554)
Other, net	(430)	(220)	(309)

Total other (expenses), net	(90,102)	(88,723)	(24,300)

Equity in earnings/(loss) of subsidiaries*	(112,404)	65,104	(2,931,100)

Net income/(loss)	$(223,556)	$(47,512)	$(2,847,061)

Loss per share, basic	(14.55)	(2.60)	(107.04)
Weighted average number of shares, basic	15,362,532	18,241,265	26,598,361
Loss per share, diluted	(14.55)	(2.60)	(107.04)
Weighted average number of shares, diluted	15,362,532	18,241,265	26,598,361

*    Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2014	2015

- Net loss	$(223,596)	$(47,512)	(2,847,061)
Other comprehensive income/ (loss):
- Unrealized gain/(loss) on senior notes	-	-	-
- Reclassification of gain associated with Senior Notes to Consolidated Statement of Operations, net	-	-	-
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	-	-	-
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	331	327	368
- Actuarial gains/(losses)	2,087	(900)	33

Other comprehensive income/(loss)	$2,418	$(573)	401

Comprehensive loss	$(221,178)	$(48,085)	(2,846,660)

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	2013	2014	2015

Net Cash Used in Operating Activities	$(85,042)	$(68,370)	101,851

Cash Flows from Investing Activities:
Investments in subsidiaries	8,515	(32.250)	(88,099)
Dividends received	-	44,631	29,755
Restricted cash	52,033	(3,811)	1,353
Net Cash Used in Investing Activities	60,548	8,570	(56,991)

Cash Flows from Financing Activities:
Due to subsidiaries	(67,735)	23,465	208,731
Payments of convertible notes	(97,164)	(700,000)	(272,834)
Net proceeds from common stock issuance	23,438	421,911	-
Net proceeds from sale of shares in subsidiary	122,960	-	-
Proceeds from long-term term loans and notes	-	320,000	20,000
Payment of financing costs	(2,543)	(5,538)	(829)
Net Cash Provided by Financing Activities	(21,044)	59,838	(44,932)

Net (decrease) / increase in cash and cash equivalents	(45,538)	38	(72)
Cash and cash equivalents at beginning of year	45,619	81	119

Cash and cash equivalents at end of year	$81	$119	47

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries and affiliates is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2013, did not receive cash dividends from its subsidiaries, while during the year ended December 31, 2014 and 2015, the Company received cash dividend from its subsidiary amounting of $44,631 and $29,755, respectively.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2016.

The Parent Company is the borrower under the credit facilities dated March 31, 2006 and October 21, 2015, amounting to $121,572 at December 31, 2015 and guarantor under the remaining shipping segment's loans outstanding at December 31, 2015.

On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility of up to $60,000 with an entity controlled by Mr. George Economou (Note 4).

The principal payments required to be made after December 31, 2015 for the loans discussed above are as follows:

Year ending December 31,	Amount
2016	$121,572

Total principal payments	121,572
Less-Financing fees	(1,046)
Total debt	$120,526

As of December 31, 2015, the Company was in breach of certain financial covenants, contained in its bank loan agreement. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified its bank loan amounting to $121,572 as current at December 31, 2015.

See Note 3 "Going concern" and Note 9 "Long-term Debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.