Form 20-F
period 2016-12-31
DryShips Inc.
filed 2017-03-13
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 20-F
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 4,614,133 shares of the registrant's common stock, $0.01 par value, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", and "expect," and similar expressions identify forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
●	our future operating or financial results;
●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
●	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
●	our ability to successfully employ our existing and newbuild drybulk, tanker, liquefied petroleum gas and offshore support vessels, as applicable;
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

●	statements about drybulk, tanker, and liquefied petroleum gas shipping and offshore support market trends, charter rates and factors affecting supply and demand;
●	our expectations regarding the availability of vessel acquisitions; and
●	anticipated developments with respect to pending litigation.

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
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume of our common stock, strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; the failure of a seller to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil, liquefied petroleum gas or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors described in "Item 3.D. Risk Factors."

TABLE OF CONTENTS

PART I		1
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	44
Item 4A.	Unresolved Staff Comments	69
Item 5.	Operating and Financial Review and Prospects	69
Item 6.	Directors and Senior Management	121
Item 7.	Major Shareholders and Related Party Transactions	127
Item 8.	Financial Information	136
Item 9.	The Offer and Listing	138
Item 10.	Additional Information	139
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	155
Item 12.	Description of Securities Other than Equity Securities	156

PART II		157
Item 13.	Defaults, Dividend Arrearages and Delinquencies	157
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	159
Item 15.	Controls and Procedures	159
Item 16A.	Audit Committee Financial Expert	159
Item 16B.	Code of Ethics	139
Item 16C.	Principal Accountant Fees and Services	160
Item 16D.	Exemptions from the Listing Standards for Audit Committees	160
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	160
Item 16F.	Changes in Registrant's Certifying Accountant	160
Item 16G.	Corporate Governance	160
Item 16H.	Mine Safety Disclosure	161

PART III.		161
Item 17.	Financial Statements	161
Item 18.	Financial Statements	161
Item 19.	Exhibits	161

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.	Offer Statistics and Expected Timetable
Not applicable.
Item 3.	Key Information
Unless the context otherwise requires, as used in this annual report, "we", "us", "our", "DryShips" and the "Company" all refer to DryShips Inc. and its subsidiaries. We use "LPG" to refer to liquefied petroleum gas, "VLGC" to refer to very large gas carriers that carry LPG, and "cbm" to refer to cubic meters in describing the carrying capacity of VLGCs. We use "VLCC" to refer to very large crude carriers and "DWT" to refer to deadweight ton in describing the size of our VLCCs and drybulk vessels.
Reference in this annual report to "TMS Bulkers," "TMS Tankers," "TMS Offshore Services," and "TMS Cardiff Gas" refer to TMS Bulkers Ltd., TMS Tankers Ltd., TMS Offshore Services Ltd., and TMS Cardiff Gas Ltd., respectively, all of which are entities affiliated with our Chairman and Chief Executive Officer, Mr. George Economou (collectively, the "TMS Entities").
A.	Selected Financial Data
The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and 2013 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

3.A.(i)  STATEMENT OF OPERATIONS
	Year Ended December 31,
(In thousands of U.S. dollars except per share and share data)	2012	2013	2014	2015	2016
STATEMENT OF OPERATIONS
Total revenues	$1,210,139	$1,492,014	$2,185,524	$969,825	$51,934
Voyage expenses	30,012	103,211	117,165	65,286	9,209
Vessels and drilling units operating expenses	649,722	609,765	844,260	371,074	45,563
Depreciation and amortization	335,458	357,372	449,792	227,652	3,466
Loss on contract cancellation	—	—	1,307	28,241	—
Contract termination fees and other	41,339	33,293	—	—	—
Impairment loss, gain/loss from sale of vessels and vessel owning companies and other	1,179	43,490	38,148	1,057,116	106,343
Impairment on goodwill	—	—	—	—	7,002
General and administrative expenses – cash(1)	132,636	173,298	182,593	97,106	36,128
General and administrative expenses – non-cash	13,299	11,424	11,093	7,806	3,580
Legal settlements and other, net	(9,360)	4,585	(2,013)	(2,948)	(258)
Operating income/(loss)	15,854	155,576	543,179	(881,508)	(159,099)
Interest and finance costs	(210,128)	(332,129)	(411,021)	(172,132)	(8,857)
Interest income	4,203	12,498	12,146	527	81
Gain on debt restructuring	—	—	—	—	10,477
Gain/(loss) on interest rate swaps	(54,073)	8,373	(15,528)	(11,601)	403
Other, net	(492)	2,245	7,067	(9,275)	(199)

Income/(loss) before income taxes and earnings of affiliated companies	(244,636)	(153,437)	135,843	(1,073,98)	(157,194)
Loss due to deconsolidation of Ocean Rig	—	—	—	(1,347,106)	—
Income taxes	(43,957)	(44,591)	(77,823)	(37,119)	(38)
Equity in net losses of affiliated company	—	—	—	(349,872)	(41,454)

Net Income/(loss)	(288,593)	(198,028)	58,020	(2,808,086)	(198,686)
Less: Net (income)/loss attribute to non-controlling interests	41,815	(25,065)	(105,532)	(38,975)	—

Net loss attributable to DryShips Inc.	$(246,778)	$(223,093)	$(47,512)	$(2,847,061)	$(198,686)
Net loss attributable to common stockholders	$(246,778)	$(223,149)	$(48,209)	$(2,847,631)	$(206,381)
Loss per common share attributable to DryShips Inc. common stockholders, basic	$(7,789.71)	$(6,972.32)	$(1,268.56)	$(51,389.22)	$(464.76)

Weighted average number of common shares, basic	31,680	32,005	38,003	55,413	444,056
Loss per common share attributable to DryShips Inc. common stockholders, diluted	$(7,789.71)	$(6,972.32)	$(1,268.56)	$(51,389.22)	$(464.76)
Weighted average number of common shares, diluted (2)	31,680	32,005	38,003	55,413	444,056
_______________________
(1)
Cash compensation to members of our senior management and our directors amounted to $5.7 million, $4.8 million, $5.8 million, $8.4, and $4.0 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

(2)
All previously reported share and per share amounts have been adjusted to account for all reverse stock splits, including the 1-for-25 reverse stock split on March 11, 2016, the 1-for-4 reverse stock split on August 15, 2016, the 1-for-15 reverse stock split on November 1, 2016 and the 1-for-8 reverse stock split on January 23, 2017.

3.A.(ii)  BALANCE SHEET AND OTHER FINANCIAL DATA
	As of and for the Year Ended December 31,

(In thousands of U.S. dollars except share data and fleet data)	2012	2013	2014	2015	2016
BALANCE SHEET DATA
Total current assets	$903,529	$1,184,199	$1,215,044	$269,067	$98,170
Total assets	8,878,491	10,123,692	10,359,370	476,052	193,730
Current liabilities, including current portion of long-term debt, net of deferred finance cost	1,573,529	2,171,714	1,609,527	354,640	27,339
Total long-term debt, including current portion	4,386,715	5,568,003	5,517,613	340,622	133,428
DryShips common stock	0	0	1	1	46
Number of shares issued	35,397	36,055	58,839	59,014	4,617,142
Total DryShips Inc. stockholders' equity	2,846,460	2,613,636	2,992,821	121,412	49,774

OTHER FINANCIAL DATA
Net cash provided by/(used in) operating activities	$237,529	$245,980	$475,108	$215,747	$(25,356)
Net cash provided by/(used in) investing activities	(389,947)	(1,234,330)	(754,717)	(465,698)	69,718
Net cash provided by/(used in) financing activities	243,225	1,241,542	250,709	(316,291)	32,052

EBITDA (1)	$296,747	$523,566	$984,510	$(2,371,710)	(186,406)

DRYBULK FLEET DATA:
Average number of vessels (2)	35.67	37.15	38.69	35.78	19.44
Total voyage days for drybulk carrier fleet (3)	13,027	13,442	13,889	12,562	6,404
Total calendar days for drybulk carrier fleet (4)	13,056	13,560	14,122	13,060	7,116
Drybulk carrier fleet utilization (5)	99.78%	99.13%	98.35%	96.19%	89.99%

(In Dollars)
AVERAGE DAILY RESULTS:
Time charter equivalent (6)	$15,896	$12,062	$12,354	$9,171	$3,658
Vessel operating expenses (7)	5,334	5,796	6,400	6,715	4,826

TANKER FLEET DATA:
Average number of vessels (2)	6.27	9.86	10.00	6.21	—
Total voyage days for tanker fleet (3)	2,293	3,598	3,650	2,168	—
Total calendar days for tanker fleet (4)	2,293	3,598	3,650	2,267	—
Tanker fleet utilization	100%	100%	100%	95.63%	—

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent (6)	$13,584	$12,900	$21,835	$36,389	—
Vessel Operating Expenses (7)	7,195	7,286	7,138	8,721	—

OFFSHORE SUPPORT FLEET DATA:
Average number of vessels (2)	—	—	—	6.00	6.00
Total voyage days for offshore support fleet (3)	—	—	—	426	1,615
Total calendar days for offshore support fleet (4)	—	—	—	426	2,196
Offshore support fleet utilization	—	—	—	100.0%	73.54%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent (6)	$—	$—	$—	$18,460	$11,949
Vessel Operating Expenses (7)	—	—	—	9,336	9,032

(1)
EBITDA, a non-U.S. GAAP measure, represents net income/(loss) before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. The following is a reconciliation of EBITDA to net loss attributable to the Company, the most directly comparable financial measure calculated in accordance with U.S. GAAP:

		For the Year Ended December 31,
(U.S. dollars in thousands)	2012	2013	2014	2015	2016

Net loss attributable to DryShips Inc.	$(246,778)	$(223,093)	$(47,512)	$(2,847,061)	$(198,686)
Add: Net interest expense	205,925	319,631	398,875	171,605	8,776
Add: Depreciation and amortization	335,458	357,372	449,792	227,652	3,466
Add: Income taxes	43,957	44,591	77,823	37,119	38
Add: Net income/(loss) attributable to Non-controlling interests	(41,815)	25,065	105,532	38,975	—
EBITDA	$296,747	$523,566	$984,510	$(2,371,710)	$(186,406)

(2)
Average number of vessels is the number of vessels that constituted the respective fleet for the relevant period, as measured by the sum of the number of days each vessel in that fleet was a part of the fleet during the period, divided by the number of calendar days in that period.

(3)
Total voyage days for the respective fleet are the total days the vessels in that fleet were in our possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys and laid up days.

(4)
Calendar days are the total days the vessels in that fleet were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys and laid up days.

(5)
Fleet utilization is the percentage of time that the vessels in that fleet were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following tables reflect the calculation of our TCE rates for the periods presented:

Drybulk Carrier Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates,
which are expressed in U.S. dollars, and voyage days)	2012	2013	2014	2015	2016

Voyage revenues (8)	$227,141	$191,024	$205,630	$138,828	$30,777
Voyage expenses	(20,064)	(28,886)	(34,044)	(23,619)	(7,349)
Time charter equivalent revenues	$207,077	$162,138	$171,586	$115,209	$23,428
Total voyage days for drybulk fleet	13,027	13,442	13,889	12,562	6,404
Time charter equivalent (TCE) rate	$15,896	$12,062	$12,354	$9,171	$3,658

Tanker Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates, which are
expressed in U.S. dollars and voyage days)	2012	2013	2014	2015	2016

Voyage revenues	$41,095	$120,740	$162,817	$120,304	—
Voyage expenses	(9,948)	(74,325)	(83,121)	(41,413)	—
Time charter equivalent revenues	$31,147	$46,415	$79,696	$78,891	—
Total voyage days for tanker fleet	2,293	3,598	3,650	2,168	—
Time charter equivalent (TCE) rate	$13,584	$12,900	$21,835	$36,389	—

Offshore support Segment		Year Ended December 31,
(In thousands of U.S. dollars, except for TCE rates, which are
expressed in U.S. dollars and voyage days)	2012	2013	2014	2015	2016

Voyage revenues	$-	$-	$-	$8,118	$21,157
Voyage expenses	-	-	-	(254)	(1,860)
Time charter equivalent revenues	$-	$-	$-	$7,864	$19,297
Total voyage days for offshore support fleet	-	-	-	426	1,615
Time charter equivalent (TCE) rate	$-	$-	$-	$18,460	$11,949

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days net of laid up days for the relevant time period.

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
The degree of charterhire rate volatility among different types of drybulk vessels has varied widely; however, the prolonged downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the overall drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded an all-time low of 290 on February 10, 2016, and even though freight levels have increased since then to 735 on February 6, 2017, there can be no assurance that they will increase further, and the market could decline again.
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
As of December 31, 2016, we employed 12 of our vessels in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have one vessel scheduled to come off of its charter in 2017 for which we will be seeking new employment. We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
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
The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of January 1, 2017, newbuilding orders had been placed for an aggregate of more than 10.77% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Currently, some of our spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our offshore support vessels rely on the oil industry generally and the offshore drilling industry specifically, and volatility in the oil industry impacts demand for our services.
Our fleet includes six offshore support vessels, or OSVs, which we acquired in 2015, comprising two platform supply vessels and four oil spill recovery vessels. Demand for those vessels' services depends on activity in offshore oil exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

·	prevailing oil and natural gas prices;
·	expectations about future prices and price volatility;
·	cost of exploring for, producing and delivering oil and natural gas;
·	sale and expiration dates of available offshore leases;
·	demand for petroleum products;
·	current availability of oil and natural gas resources;
·	rate of discovery of new oil and natural gas reserves in offshore areas;
·	local and international political, environmental and economic conditions;
·	technological advances; and
·	ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.

The level of offshore exploration, development and production activity has historically been volatile. Over the last eighteen months, oil prices have experienced a slight upturn. There have not occurred significant decreases in the cost for exploration, development and production, however. Oil companies are holding back new contracts for drilling rigs and this may eventually lead to reduced utilization of the rig fleet and correspondingly our OSVs.  In addition, there is a risk that the worldwide OSV fleet will increase more than the demand for such vessels.  Any such decrease in activity or increase in worldwide fleet growth that surpasses demand is likely to reduce our day rates and our utilization rates and, therefore, could have a material effect on our financial condition and results of operations.

An increase in the supply of OSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.
Charter rates for OSVs depend in part on the supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:
·	constructing new vessels;
·	moving vessels from one offshore market area to another;
·	converting vessels formerly dedicated to services other than offshore marine services; or
·	vessel charters expiring and not being rechartered or vessels charters being terminated.

In the last years, construction of OSVs has increased. The addition of new vessel capacity to the worldwide offshore support vessel fleet or declining offshore oil drilling and production activities are likely to increase competition in those markets where we presently operate which could reduce day rates and utilization rates which would, in turn, affect our financial condition, results of operations and cash flows.
Drybulk charterers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.
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

Risk Factors Relating to the Tanker Shipping Industry
If the tanker industry, which historically has been cyclical and volatile, declines further in the future, our revenues, earnings and available cash flow may be adversely affected.

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products.
The factors that influence demand for tanker capacity include:
·	supply of and demand for oil and oil products;
·
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts, which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

·	regional availability of refining capacity;
·	environmental and other legal and regulatory developments;
·	the distance oil and oil products are to be moved by sea;
·	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
·
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

·	currency exchange rates;
·	weather and acts of God and natural disasters;
·	competition from alternative sources of energy and from other shipping companies and other modes of transport;
·	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and
·	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:
·	current and expected purchase orders for tankers;
·	the number of tanker newbuilding deliveries;

·	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
·	the scrapping rate of older tankers;
·	technological advances in tanker design and capacity;
·	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
·	port and canal congestion;
·	price of steel and vessel equipment;
·	conversion of tankers to other uses or conversion of other vessels to tankers;
·	the number of tankers that are out of service; and
·	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply of and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have generally improved during 2016, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Also, if the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. The total newbuilding order books for VLGC and Aframax vessels scheduled to enter the fleet through 2017 as of February 1, 2017 stood at 8.0% and 11.1%, respectively, and there can be no assurance that the order books will not increase further in proportion to the existing fleets. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels to be delivered could be adversely affected.
Changes in the crude oil and petroleum products markets could result in decreased demand for our vessels and services.
Demand for our vessels to be delivered and services in transporting crude oil and petroleum products will depend upon world and regional crude oil and petroleum products markets. Any decrease in shipments of crude oil or petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of crude oil and petroleum products, including competition from alternative energy sources. In the long-term it is possible that crude oil and petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of crude oil and petroleum products as a result of environmental concerns, or by high oil prices. Any protracted reduction in the consumption of crude oil and petroleum products and a decreased demand for our vessels and lower charter rates could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An over-supply of tanker capacity may prolong low charter rates and vessel values or lead to reductions in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In February 2017, the orderbook as a percentage of the global fleet for crude oil tankers was 12.5%, compared to a peak of just over 48.4% in 2008, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels to be delivered may have a material adverse effect on our results of operations and available cash once we take delivery of our newbuilding tankers.
The tanker sector is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.
The tanker industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of petroleum products and oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our tanker fleet to be delivered and, thus, may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to attract new customers, which could adversely affect our business and operations.
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
Risk Factors Relating to the LPG Shipping Industry
The recent downturn in LPG spot market charter rates may have a negative effect on our results of operations and cash flows.
On January 12, 2017, we entered into a "zero cost" Option Agreement, or the LPG Option Agreement, with companies controlled by Mr. George Economou, our Chairman and Chief Executive Officer, to purchase up to four high specifications VLGCs capable of carrying LPG that are currently under construction at Hyundai Samho Heavy Industries Co., Ltd., or HHI. On January 19, 2017 and March 10, 2017, we acquired our first and second VLGCs, respectively under the LPG Option Agreement which are currently under construction.
Each of the four VLGCs subject to the LPG Option Agreement, including our two newbuilding VLGCs, are expected to be employed on long term charters to major oil companies and oil traders. However, as these time charters expire, we may employ these vessels in the spot market or on new time charters, the charter rates of which are highly dependent on the then prevailing spot market rates. The spot charter market can fluctuate significantly based upon the supply of and demand for LPG carriers.

The Baltic Exchange Liquid Petroleum Gas Index, an index published daily by the Baltic Exchange for the spot market rate for the benchmark Ras Tanura‑Chiba route (expressed as U.S. dollars per metric ton), has fallen 80.8% from a peak of $143.250 in July 2014 to $27.750 as of February 28, 2017. If the spot rates in the LPG shipping industry remain significantly lower than the long term charter rates that some charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our VLGCs at lower rates, which would affect our ability to profitably operate our VLGCs, meet our financial obligations, including the repayment of our indebtedness, or pay dividends.

The cyclical nature of the demand for LPG transportation may lead to significant changes in charter rates, vessel utilization and vessel values, which may adversely affect our revenues, profitability and financial condition.
Historically, the LPG shipping market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the LPG shipping market are also not predictable. If charter rates decline, our earnings may decrease. Our earnings may also decrease with respect to our vessels when their charters expire, as they may not be rechartered on favorable terms when compared to the terms of the expiring charters. Accordingly, a decline in charter rates would have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, India, Japan, Southeast Asia, the Middle East and the U.S. and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world LPG shipping fleet appears likely to increase in the near term. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.
The factors affecting the supply of and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for our vessels include:
·	global or regional economic or political conditions, particularly in LPG consuming regions;
·	changes in global or general industrial activity specifically in the plastics and chemical industries;
·	changes in the cost of petroleum and natural gas from which LPG is derived;
·
changes in the consumption of LPG or natural gas due to availability of new, alternative energy sources or changes in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive;

·	supply of and demand for LPG products;
·	the development and location of production facilities for LPG products;
·	regional imbalances in production and demand of LPG products;
·	the distance LPG and LPG products are to be moved by sea;
·	worldwide production of natural gas;
·	availability of competing LPG vessels;

·
availability of alternative transportation means, including pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets;

·	changes in seaborne and other transportation patterns;
·	development and exploitation of alternative fuels and non-conventional hydrocarbon production;
·	governmental regulations, including environmental or restrictions on offshore transportation of natural gas;
·	local and international political, economic and weather conditions;
·	domestic and foreign tax policies; and
·	accidents, severe weather, natural disasters and other similar incidents relating to the natural gas industry.
The factors that influence the supply of vessel capacity include:
·	the number of newbuilding deliveries (including the equivalent of 13.2% of the capacity of the existing fleet expected to be delivered by the end of 2018);
·	the scrapping rate of older vessels;
·	LPG vessel prices, including financing costs and the price of steel, other raw materials and vessel equipment;
·	the availability of shipyards to build LPG vessels when demand is high;
·	changes in environmental and other regulations that may limit the useful lives of vessels;
·	technological advances in LPG vessel design and capacity; and
·	the number of vessels that are out of service.
A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG vessel capacity without a corresponding growth in LPG vessel demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.
A shift in consumer demand from LPG towards other energy sources or changes to trade patterns may have a material adverse effect on our business.
A shift in the consumer demand from LPG towards other energy resources such as oil, wind energy, solar energy, or water energy will potentially affect the demand for our LPG carriers.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of LPG may have a significant negative or positive impact on the demand for our vessels. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are exposed to fluctuations in spot market charter rates, including as a result of seasonal fluctuations, which may adversely affect our earnings.
VLGC spot market rates are highly seasonal, with typical strength in the second and third calendar quarters as suppliers build inventory for high consumption during the northern hemisphere winter. The successful operation of our VLGCs in the competitive and highly volatile spot LPG charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo.
Although our two VLGC's newbuilding will generally provide reliable revenues, it also limits availability of the vessel for spot market voyages during an upswing in the market when spot market voyages might be more profitable. Conversely, when the current charters for any VLGC we may have in our fleet on time charter expire (or are terminated early), it may not be possible to re-charter these vessels at similar or higher rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
Our revenues, operations and future growth could be adversely affected by a decrease in the supply of or demand for LPG or natural gas.
In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth. Additionally, changes in environmental or other legislation establishing additional regulation or restrictions on LPG production and transportation, including the adoption of climate change legislation or regulations, or legislation in the United States placing additional regulation or restrictions on LPG production from shale gas could result in reduced demand for LPG shipping.
The expansion of the Panama Canal may have an adverse effect on our results of operations.

In June 2016, the expansion of the Panama Canal, or the Canal, was completed. The new locks allow the Canal to accommodate significantly larger vessels, including VLGCs, which we operate.  Transit from the U.S. Gulf to Asia, an important trade route for our customers, can now be shortened by approximately 15 days compared to transiting via the Cape of Good Hope. The decrease in voyage time may increase the number of VLGCs available for cargo lifting and thereby increase industry capacity, which may have an adverse effect on TCE rates.
General Shipping Industry Risk Factors
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

In addition, as vessels grow older, they generally decline in value and if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values persist at their current levels or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. For example, during 2015 and as a result of the impairment review performed, prior to the entering into agreements for the sale of certain of our vessels and vessel owning companies it was determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $83.9 million was recognized. In addition, due to our decision to sell certain vessels and vessel owning companies and based on the agreed-upon sales price, as well as due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell,  an impairment charge of $967.1 million was recognized for the year ended December 31, 2015. During 2016 and as a result of the impairment review performed it was determined that the carrying amount of our drybulk vessels was not recoverable and, therefore, an impairment loss of $18.3 million was recognized, which was partly offset later in the year by $3.0 million due to the revaluation of three vessels to their fair values as determined by the sale prices concluded in the respective memoranda of agreement and a gain amounted to $1.9 million due to the reclassification of our drybulk vessels as held and used on December 31, 2016. An impairment charge amounting to $65.7 million was also recognized as a result of the impairment review performed for our offshore support vessels.
A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities and oil in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to approximately 6.7% for the year ended December 31, 2016, as compared to approximately 6.8% for the year ended December 31, 2015, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping and oil tanker companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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
The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The recent sovereign debt crisis in certain Eurozone countries, such as Greece, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
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
In addition, as a result of the recent economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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
As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes, oil and LPG, and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as South China Sea, Arabian Sea, Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Indian Ocean, and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. In February 2009, the drybulk vessel Saldanha, which was owned by our subsidiary, Team-Up Owning Company Limited, was seized by pirates while transporting coal through the Gulf of Aden. If piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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
Our business and the operation of our drybulk, tanker, LPG and offshore support vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
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
We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo, oil, and LPG by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk, oil or LPG shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk, tanker, LPG or offshore support shipping companies, this would have an adverse impact on our results of operations.
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
Company Specific Risk Factors
We are not in compliance with certain financial and other covenants contained in our only commercial credit facility relating to our Drybulk segment, which could adversely affect our business.
While we have recently settled or refinanced all of our commercial credit facilities except for one, with $14.5 million outstanding amount of indebtedness. As of March 10, 2017, we had $180.6 million of aggregate principal outstanding indebtedness on a consolidated basis.

In addition, our only commercial credit facility with an outstanding balance of $14.5 million as of March 10, 2017 requires us to satisfy certain financial covenants that we are not in compliance with. In general, the covenants in our credit facility related to (i) minimum liquidity; (ii) minimum market adjusted equity ratio; (iii) minimum interest coverage ratio; and (iv) minimum market adjusted net worth.  Further, our credit facility, which is secured by mortgages on our vessel Raraka, requires us to ensure that the market value of the mortgaged vessel under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or a loan-to-value ratio.
As of March 10, 2017, we are not in compliance with the value maintenance clause in our only commercial credit facility relating to our Drybulk segment and the various financial covenants therein, as well as, we have not made principal repayments and interest payments, although we are in settlement discussions with the related commercial lender.
Events beyond our control, including changes in the economic and business conditions in the international markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facility. Our ability to maintain compliance also depends substantially on the value of our assets, our charterhire, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy.
A violation of any of the financial covenants in our credit facility, absent a waiver of the breach from our lenders, or a violation of the loan-to-value ratios in our credit facility, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities that would allow all amounts outstanding thereunder to be declared immediately due and payable. In addition, we expect any credit facility we enter into in the future will contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our current credit facilities. If the amounts outstanding under our indebtedness were to be accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.
Our one commercial credit facility imposes operating and financial restrictions on us, and if we receive additional waivers of covenant breaches, further amend our loan agreement in the future, and/or enter into new loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing credit facilities, as applicable.
In addition to the loan-to-value ratio requirements and financial covenants relating to our financial position, operating performance and liquidity contained in our credit facility, our credit facility also contain restrictions on our ability to, among other things:
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

Therefore, we will need to seek permission from our current or future lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our current or future lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. In addition to the above restrictions, our current or future lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.
Our ability to comply with the covenants and restrictions contained in our credit facility may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under the agreements governing our indebtedness, including a default under our credit facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could negatively impact our earnings and cash flow. If we are unable to repay indebtedness, the lenders under our credit facility could proceed against the collateral securing that indebtedness. In any such case, we may be unable to repay the amounts due under our credit facility. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.
We have substantial indebtedness, which could adversely affect our financial health.
As of December 31, 2016, on a consolidated basis, we had $137.9 million in aggregate principal amount of indebtedness outstanding and $79.0 million in additional credit available to us under our credit facilities.
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
Our ability to make scheduled payments on our outstanding indebtedness, newbuilding installments, and other obligations will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk, LPG, tanker and offshore support shipping industries or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure employment at acceptable rates. Our ability to renew our existing time charters or obtain new charters at the prevailing economic and competitive conditions.
Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various debt agreements, the provisions of Marshall Islands, Malta, Cyprus or Norway law affecting the payment of dividends and other factors.
If our operating cash flows are insufficient to service our debt, newbuilding installments and to fund our other liquidity needs, we may be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing such indebtedness, which would allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among certain of our other current or future debt agreements. Under these circumstances, lenders could compel us to apply all of our available cash to repay borrowings or they could prevent us from making payments on the notes. If the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.
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
As of December 31, 2016, three of our vessels were employed under long time charters and two of these vessels were employed by one charterer. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk, tanker, LPG, or offshore support shipping industries and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter-hire or attempt to renegotiate charter rates.
Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, all of which are scheduled to expire in 2017, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.
A drop in spot charter rates may provide an incentive for some charterers to default on their charters.
When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk, tanker, LPG or offshore support shipping industries remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in any loan agreements we may enter into in the future.

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
In addition, during periods of challenging market conditions, our customers may no longer need an offshore support vessel that is currently under contract or may be able to obtain a comparable vessel at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their offshore support contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.
Our future contracted revenue for our fleet of offshore support vessels may not be ultimately realized.
As of March 10, 2017, the future contracted revenue for our fleet of operating offshore support vessels, was approximately $4.7 million under firm commitments. We may not be able to perform under our time-charter contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
We have become heavily dependent on Sifnos Shareholders Inc., an entity affiliated with our Chairman and Chief Executive Officer, Mr. Economou, for our debt financing.
We have entered into several debt arrangements with Sifnos Shareholder Inc., or Sifnos, an entity affiliated with our Chairman and Chief Executive Officer, Mr. Economou, most recently through our agreement to enter into a new $200.0 million senior secured credit facility with Sifnos, or the New Revolving Facility, which was used to refinance our previous facilities with Sifnos and to fund our ongoing operations. We cannot assure you that in the future we will be able to rely on Sifnos for debt financing on similar terms or at all. An inability to secure financing in the future from Sifnos may negatively affect our liquidity position and ability to fund our ongoing operations.
We cannot predict the outcome of the investigation by the Chinese Authorities of an alleged collision of the Catalina with a fishing boat.
An investigation was carried out by Chinese authorities in relation to an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016.  The vessel remained detained in Ningbo, China and was released during July 2016. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us. The results of the investigation and any related proceedings could have a material adverse effect on our financial condition and operations.
Our operating results will be subject to seasonal fluctuations, which could affect our operating results.
The operations of our OSVs may be subject to seasonal factors dependent upon which region of the world they are operating. Since inception our OSVs have operated only offshore Brazil.  However, if the terms and conditions for operations in other areas, such as the West Africa, South East, Brazil, Mediterrenean and Middle East, are favorable, we may fix contracts for our vessels also in these markets.

Operations offshore of Brazil are generally cyclical affecting the movement and servicing of drilling rigs. This is likely to have an impact on our financial condition and results of operations, cash flows.  Operations in any other market where we charter our OSVs could also be affected by seasonality, related to such things as unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.
Doing business in certain countries creates certain risks.
We operate two of our OSVs in Brazil and have certain agreements with local companies as a result of local laws requiring a local company to perform certain operations. While the local company has knowledge and experience, entering into these types of agreements often requires us to surrender a measure of control, and occasions may arise when we do not agree with the business goals and objectives of the local company, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of the relationship could disrupt our operations, or affect the continuity of our business. If we are unable to resolve issues with the local company, we may decide to terminate these agreements and either locate a different local company and continue to work in the area or seek opportunities for our assets in another market. The unwinding of a local company could prove to be difficult or time-consuming, and the loss of revenue related to the termination of the agreements with the local company and costs related to the sourcing of a new local company or the mobilization of assets to another market could adversely affect our financial condition, results of operations or cash flows.
The geographic concentration of our operations offshore of Brazil subjects us to an increased risk from factors specifically affecting that area.
Two of our OSVs are currently concentrated offshore Brazil. Any of these vessels could be affected should such region experience:
·	severe weather or natural disasters;
·	moratoria on drilling or permitting delays;
·	delays in or the inability to obtain regulatory approvals;
·	delays or decreases in oil production;
·	delays or decreases in the availability of drilling rigs and related equipment, facilities, personnel or services;
·	delays or decreases in the availability of capacity to transport, gather or process production; and/or
·	changes in the regulatory, political and fiscal environment.
Due to the concentrated nature of our OSVs offshore of Brazil, two of our vessels could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that operate OSVs in a more diverse geographic area.

Our OSV vessels may be subject to "blocking" in Brazil, the result of which may adversely affect our earnings and results of operations.
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
We currently operate a fleet of 13 drybulk vessels, all of which are employed in the spot market.  Additionally, our one Aframax tanker newbuilding and one VLCC, upon delivery from the shipyard and seller, respectively, are expected to be employed in the spot market.  As such, we are exposed us to fluctuations in spot market charter rates. Further, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters.
Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the drybulk, tanker, LPG and offshore support spot market and only our vessels that operate under long term time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the drybulk, tanker, LPG and offshore support markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for drybulk, tanker, LPG, and offshore support vessel capacity. Global economic downturns may further reduce demand for transportation of drybulk, oil and LPG cargoes over longer distances and supply of drybulk, tanker and LPG vessels to carry such cargoes, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Declines in charter rates and other market deterioration could cause us to incur impairment charges.
We review for impairment long-lived assets and intangible long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. In making estimates concerning the daily time charter equivalent for the unfixed days, we utilize the most recent ten year historical average for similar vessels and other available market data over the remaining estimated life of the vessel, assumed to be 25 years for drybulk vessels and 30 years for offshore support vessels from the delivery of the vessel from the shipyard.

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
As of March 10, 2017, we own (i) two VLGCs currently under construction at HHI and scheduled for delivery in June 2017 and September 2017, respectively and (ii) one Aframax tanker currently under construction at HHI and schedule for delivery in the second quarter of 2017.
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
We recently acquired from an unaffiliated third-party one VLCC built in 2011, which is scheduled to be delivered by the seller in the second quarter of 2017. While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.
If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, that vessel would be unable to carry cargo or operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.
The hull and machinery of every commercial drybulk, tanker, LPG and offshore support vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and International Convention for the Safety of Life at Sea of 1974, or SOLAS. All of our drybulk vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). Each of our operating offshore support vessels is certified as being "in class" by American Bureau of Shipping. Similarly, we expect our newbuilding VLGCs, newbuilding Aframax tanker and recently acquired VLCC to be certified as being "in class" by a major Classification Society. Our six operating offshore support vessels are due for their first Special Periodical Surveys in 2017.
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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of March 2, 2017, the 13 vessels in our drybulk carrier fleet had an average age of 13.5 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach 14 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives.
Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.
If our drybulk, tanker, LPG or offshore support vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We also may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.
We may not be able to maintain or replace our drybulk, tanker, LPG or offshore support vessels as they age.
The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing or future drybulk, tanker, LPG or offshore support vessels units, as applicable, to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drybulk, tanker, LPG and/or offshore support vessels.
We may not be able to pay dividends.
In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, previously suspended our common share dividend. Beginning for the fourth quarter ended December 31, 2016, our board of directors approved a dividend policy to declare and pay quarterly dividends of $2.5 million to holders of our common stock. The dividend per share to be paid by the Company will be determined based on the number of shares outstanding on the applicable record date. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international drybulk, tanker, LPG and offshore support shipping industries are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

Further, we may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or pay dividends, if any, in the future.
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments and loan repayments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay dividends in the future.
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
The derivative contracts we enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
From time to time, we enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategy, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. As of December 31, 2016, all of our interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, were either terminated or matured.
Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our current or future financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."
Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for our vessels, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for our offshore support vessels is receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses were paid in Euros, Brazilian Real or other currencies depending in part on the location of our operations. For the year ended December 31, 2016, approximately 42% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. Our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.
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
Our debt under our credit facilities bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness.
We depend entirely on the TMS Entities to manage and charter our drybulk, tanker, LPG, and offshore support fleet, respectively.
Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk, tanker and offshore vessels, including crewing, maintenance and repair, to TMS Bulkers, TMS Tankers and TMS Offshore Services. On December 9, 2016, we entered into a new agreement, or the New TMS Agreement, with TMS Bulkers and TMS Offshore Services for vessel management services, including executive management services, effective as of January 1, 2017. We expect that each of our respective vessel-owning subsidiaries will enter into separate service agreements with TMS Bulkers and TMS Offshore, as applicable, in accordance with the terms of the New TMS Agreement. We also expect to enter into a similar agreement with TMS Tankers and TMS Cardiff Gas.

The TMS Entities are beneficially -owned by our Chairman and Chief Executive Officer, Mr. George Economou. The loss of the services of the TMS Entities or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against the TMS Entities if they default on their obligations to us, you will have no recourse against any of them. Further, we are required to seek approval from our lender to change our manager.
We expect that under our new service agreements with the TMS Entities, they will not be liable to us for any losses or damages arising in the course of their performance under the agreement unless such loss or damage will be proved to have resulted from the negligence, gross negligence or willful default by any TMS Entity, their employees or agents and in such case TMS Bulkers' or TMS Offshore Services' liability per incident or series of incidents was limited to a total of ten times the annual management fee payable under the relevant agreement. We expect that the new management agreements will further provide that the TMS entities are not liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they were shown to have resulted from a failure by any TMS Entity to perform their obligations with respect to management of the crew. Except to the extent of the liability cap described above, we expect to agree to indemnify each TMS Entity and their employees and agents against any losses incurred in the course of the performance of these agreement.
The TMS Entities are privately held companies and there is little or no publicly available information about them.
The ability of TMS Bulkers, TMS Tankers, TMS Offshore Services and TMS Cardiff Gas to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of each of the TMS Entities, and because they are privately held it is unlikely that information about their financial strength would become public unless any of the TMS Entities began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting any of the TMS Entities, even though these problems could have a material adverse effect on us.
We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.
Our success will depend in large part on our ability and the ability of the TMS Entities to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or the TMS Entities experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.
We are dependent upon key management personnel, particularly our Chairman and Chief Executive Officer Mr. George Economou.
Our continued operations depend to a significant extent upon the abilities and efforts of our Chairman and Chief Executive Officer, Mr. George Economou. The loss of Mr. Economou's services to our Company could adversely affect our relationship with our lenders and the management of our fleet and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel, including Mr. Economou.

Our Chairman and Chief Executive Officer has affiliations with TMS Bulkers, TMS Tankers, TMS Offshore Services and TMS Cardiff Gas, which could create conflicts of interest.
Mr. Economou controls the TMS Entities. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and any of the TMS Entities, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by any of the TMS Entities and/ or other companies affiliated with the TMS Entities and Mr. Economou.
In particular, TMS Bulkers, TMS Tankers, TMS Offshore Services or TMS Cardiff Gas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.
While we adhere to high standards of evaluating related party transactions, agreements between us and other affiliated entities may be challenged as less favorable than agreements that we could obtain from unaffiliated third parties. Further, conflicts of interest that arise in connection with Mr. Economou's affiliated companies may be resolved in a manner adverse to us.
Our Series D Preferred Stock, owned by an entity controlled by our Chairman and Chief Executive Officer, Mr. George Economou, the New Revolving Facility, the new services agreements with the TMS Entities, as well as other securities we may issue and agreements we may enter into in the future with affiliated entities, may be challenged to be on terms that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.
Further, to the extent that we do business with companies affiliated with Mr. Economou or compete with such companies for business opportunities, prospects or financial resources, or participate in ventures in which companies affiliated with Mr. Economou participate, there may be actual or apparent conflicts of interest in decisions made for us or those companies that could have adverse consequences for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions or disposals of businesses or vessels, inter-company agreements, financing arrangements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

We no longer own shares of Ocean Rig UDW Inc., or Ocean Rig, and this has led to the deconsolidation of Ocean Rig. This has materially affected our financial results, for accounting purposes, and going forward our financial results will differ significantly from those reported in prior years.
As of June 8, 2015, we no longer owned a majority of the shares of Ocean Rig. As a result, from June 8, 2015, Ocean Rig became our affiliated entity and not our controlled subsidiary. Accordingly, as of June 8, 2015, Ocean Rig's financial results have been deconsolidated for accounting purposes from our financial results. The deconsolidation of Ocean Rig resulted in a significant loss on change of control of $1.3 billion and will have a material effect on our future financial results, relative to our financial results prior to the deconsolidation. We subsequently sold all of our shares of Ocean Rig to Ocean Rig Investments, Inc., a subsidiary of Ocean Rig, on April 5, 2016.
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
During the year ended December 31, 2016, none of our vessels has called on ports located in, and none of our offshore support vessels has operated in, countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria; however our vessels and offshore support vessels may call on ports or operate in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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
Although it is our intention to comply with the provisions of the JPCOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPCOA.
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

Our customers may be involved in the handling of environmentally hazardous substances and if discharged into the ocean may subject us to pollution liability, which could have a negative impact on our cash flows, results of operations and ability to pay dividends, if any, in the future.
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
Failure to comply with the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption regulations in other jurisdictions in which we operate could result in fines, criminal penalties, offshore support contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and anti-corruption and anti-bribery laws in other jurisdictions in which we operate such as Brazil and the U.K. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Relating to Our Common Shares
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Stock, has control over us.
On September 9, 2016, we entered into an agreement with Sifnos to convert $8.75 million of the outstanding amount under our then existing secured revolving credit facility to 29,166 shares of Series D Preferred Stock (3,500,000 shares before the 1-for-15 and 1-for-8 reverse stock splits). As of March 10, 2017, our Chairman Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, 100% of our Series D Preferred Stock.  The shares of Series D Preferred Stock each carry 100,000 votes.  As of March 10, 2017, there were 29,166 shares (3,500,000 shares before the 1-for-15 and 1-for-8 reverse stock splits) of Series D Preferred Stock outstanding.  By his ownership of 100% of our Series D Preferred Stock, Mr. Economou has control over our actions. The interests of our Chairman and Chief Executive Officer may be different from your interests.
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

On April 13, 2015, we received a bid deficiency notice letter from Nasdaq stating that based upon the closing bid price for the last 30 consecutive business days prior to the letter, the Company no longer met the Nasdaq requirement of having its listed securities maintaining a minimum $1.00 bid price. We were granted a 180 day period in which to regain compliance by having the closing bid price of our common shares listed on Nasdaq of at least $1 for a minimum of ten consecutive business days. We transferred our common shares to the Nasdaq Capital Market in October of 2015.
On February 22, 2016, a committee of our board of directors determined to effect a 1-for-25 reverse stock split of shares of our common stock. The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on March 11, 2016. Shortly after, we regained compliance with minimum bid price requirement and the matter was closed.
On July 27, 2016, we received a bid deficiency letter from Nasdaq stating that based upon the closing bid price for the last 30 consecutive business days prior to the letter, the Company again no longer met the Nasdaq requirement of having its listed securities maintaining a minimum $1.00 bid price. We were granted a 180 day period in which to regain compliance by having the closing bid price of shares of our common stock listed on Nasdaq of at least $1.00 for a minimum of ten consecutive business days, or until January 23, 2017. On July 29, 2016, our board of directors determined to effect a 1-for-4 reverse stock split, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of opening of trading on August 15, 2016. On October 27, 2016, a Reverse Stock Split Committee of our board of directors determined to effect a 1-for-15 reverse stock split of shares of our common stock. The reverse stock split occurred and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on November 1, 2016. On November 23, 2016, we received a letter stating that we are in compliance with the Nasdaq minimum bid requirement regulation.
On January 18, 2017, our board of directors determined to effect a 1-for-8 reverse stock split of shares of our common stock.  The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on January 23, 2017. We refer collectively to the 1-for-25, 1-for-4, 1-for-15 and 1-for-8 reverse stock splits as the "reverse stock splits."
Our common stock currently trades above the minimum $1.00 bid price, but there is no guarantee that our shares will stay above the minimum $1.00 bid price. If we fail to maintain compliance with Nasdaq's listing standards, our common stock may be delisted.
Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our common stock. If a delisting of our common stock were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the "pink sheets." The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors' interest in our common stock as well as significantly impact the price and liquidity of our common stock. Any such delisting may also severely complicate trading of our common stock by our shareholders, or prevent them from re-selling their common stock at/or above the price they paid.
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
In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire us without the support of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement." Further, Sifnos, an entity controlled by our Chairman and Chief Executive Officer, Mr. George Economou, currently beneficially owns 29,166 shares of Series D Preferred Stock, of which each share carries 100,000 votes.
The above anti-takeover provisions, including the provisions of our stockholders rights plan and the Series D Preferred Stock, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
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
DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at 109 Kifisias Avenue and Sina Street, Marousi, GR 151 24 Greece. Our telephone number at that address is 0030-216-200-6600.
Business Development
Developments related to Ocean Rig
On October 29, 2014, we completed the issuance of 20,833 of our common shares (250,000,000 common shares before the reverse stock splits) in a public offering amounting to net proceeds to us of $332.9 million.
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

Developments related to Sifnos
On October 21, 2015, as amended on November 11, 2015, we entered into a secured revolving credit facility of up to $60.0 million, or the Revolving Credit Facility, with Sifnos, an entity controlled by Mr. George Economou, our Chairman and Chief Executive Officer, for general working purposes. The loan was secured by shares that we held in Ocean Rig and in Nautilus and by a first priority mortgage over one Panamax drybulk carrier and had a tenor of three years. In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. Our board of directors elected to convert $10.0 million of the outstanding principal amount of the Sifnos Loan into 8,333 of our Series B Preferred Stock (100,000,000 before the reverse stock splits). Each preferred share had five votes and was mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof on a date selected by us, no later than March 30, 2016.
On March 24, 2016, we entered into an agreement to increase the Revolving Credit Facility. The facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019, and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we obtained the right to convert $8.75 million of the outstanding balance of the loan into 29,166 of our preferred shares (3,500,000 preferred shares before he 1-for-15 and 1-for-8 reverse stock splits), which had a voting power of 5:1 (vis-à-vis common stock) and were mandatorily converted into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction, we also entered into a Preferred Stock Exchange Agreement to exchange the 8,333 Series B Preferred Shares (100,000,000 before the reverse stock splits) held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares previously held by Sifnos, effective March 24, 2016.
On April 5, 2016, the Revolving Credit Facility was further amended, in connection with the sale of all of the shares we held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to Dryships, in exchange for a 40% LTV maximum loan limit, being introduced under the Revolver. In addition the interest rate under the loan was reduced to 4% plus LIBOR. On April 5, 2016, we paid Sifnos $45.0 million from our proceeds of the sale of the Ocean Rig shares to Ocean Rig Investments Inc.
On September 9, 2016, we entered into an agreement to convert $8.75 million of the outstanding balance of the Revolving Credit Facility into 29,166 Series D Preferred shares (3,500,000 shares before the 1-for-15 and 1-for-8 reverse stock splits). Each preferred share has 100,000 votes and shall not be convertible into common stock.
On October 31, 2016, the Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding loan into our common shares.
On December 30, 2016, Sifnos entered into the New Revolving Facility of up to $200.0 million with the Company.  The New Revolving Facility is secured by all of our present and future assets except the MV Raraka. This new loan carries an interest rate of LIBOR plus 5.5%, is non-amortizing, has a tenor of 3 years, has no financial covenants and was arranged with a fee of 2.0%. In addition, Sifnos has the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%.
Other Developments
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

On June 8, 2016, we entered into a securities purchase agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 310 common shares (148,998 before the reverse stock splits). As of November 18, 2016, the 5,000 Series C Convertible Preferred Shares and the 5,000 Series C Convertible Preferred Shares issued due to the exercise of the respective warrants have been converted into 177,886 common shares (1,423,091 before the 1-8 reverse stock split).
On November 16, 2016, we entered into a Securities Purchase Agreement with Kalani Investments Limited ("Kalani"), for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 46,609 common shares (372,874 before the 1-for-8 reverse stock split - with the number of common shares issuable subject to adjustment as described therein), and 13 common shares (100 before the 1-for-8 reverse stock split). As of December 12, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, the E-1 and E-2 Convertible Preferred Shares issued due to the exercise of the preferred warrants and the prepaid warrants have been converted and/or exercised into 3,991,579 common shares (31,932,629 before the 1-for-8 reverse stock split).
On December 23, 2016, we entered into a common stock purchase agreement, or the 2016 Purchase Agreement, with Kalani.  The 2016 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, Kalani was committed to purchase up to $200.0 million worth of shares of our common stock over the 24-month term of the purchase agreement and would receive up to an aggregate of $1.5 million of shares of our common stock as a commitment fee in consideration for entering into the 2016 Purchase Agreement. As of January 31, 2017, we completed the sale to Kalani of the full $200.0 million worth of shares of our common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, we sold an aggregate 31,769,940 shares of our common stock to Kalani at an average price of approximately $6.30 per share. Our net proceeds from the sale of these shares were approximately $198.0 million, after deducting estimated aggregate offering expenses.
Reverse Stock Splits
On February 22, 2016, a committee of our board of directors determined to effect a 1-for-25 reverse stock split of shares of our common stock. The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on March 11, 2016.
On July 29, 2016, our board of directors determined to effect a 1-for-4 reverse stock split, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of opening of trading on August 15, 2016.
On October 27, 2016, a Reverse Stock Split Committee of our board of directors determined to effect a 1-for-15 reverse stock split of shares of our common stock. The reverse stock split occurred and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on November 1, 2016
Vessel Acquisitions and Dispositions
During 2014, we (i) took delivery of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53.0 million; (ii) canceled the construction of the four newbuilding Ice class Panamax vessels and received all installments previously paid to the shipyard of $11.6 million, plus interest, which resulted in a loss of $1.3 million; and (iii) through our previous majority owned subsidiary, Ocean Rig, took delivery of the Ocean Rig Athena.
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

On February 15, 2016, we announced that the previously disclosed sale of three vessel owning companies failed. On March 24, 2016, we concluded a new sales agreement for those entities. Thus, during 2016, we sold four of our drybulk carriers and six drybulk vessel companies for an aggregate price of $108.3 million.
Recent Developments
We and our vessel-owning subsidiaries expect to enter into new separate agreements with the TMS Entities for services, including executive management services, effective as of January 1, 2017, based on the terms agreed to in the New TMS Agreement.  In connection with the new agreements with the TMS Entities, we terminated at no cost with effect on December 31, 2016, the consulting agreements with Fabiana Services S.A., or Fabiana, Vivid Finance Limited, or Vivid Finance, and Basset Holdings Inc., or Basset Holdings, entities controlled by our Chairman and Chief Executive Officer Mr. George Economou and our Chief Financial Officer and President Mr. Anthony Kandylidis. The all-in base cost for providing the increased scope of services will be reduced to $1,643 per day per vessel, which is a 33% reduction from the prior rate, basis a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel.  The term of the agreements with the TMS Entities is expected to be 10 years.
On January 12, 2017, we agreed to enter into the LPG Option Agreement with companies controlled by Mr. George Economou, to purchase up to four high specifications VLGCs capable of carrying  LPG that are currently under construction at HHI. Each of the four VLGCs is expected to be employed on long term charters to major oil companies and oil traders. Under the terms of the LPG Option Agreement, we have three months to exercise four separate options to purchase up to the four VLGCs at a price of $83.5 million per vessel. If we exercise all four options, the total purchase price of the VLGC fleet will be $334.0 million and the vessels will be delivered in 2017. The transaction was approved by our independent directors based on third party broker valuations. If acquired, the vessels will be managed by TMS Cardiff Gas, a company controlled by Mr. George Economou, on the same terms as the previously announced new TMS agreements.
On January 18, 2017, our board of directors determined to effect a 1-for-8 reverse stock split of shares of our common stock.  The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on January 23, 2017.
On January 19, 2017, we acquired our first VLCG under the LPG Option Agreement, currently under construction at HHI, for a purchase price of $83.5 million. We financed the closing price of $21.9 million by using part of our undrawn liquidity under the New Revolving Facility, consequently increasing the outstanding balance of the New Revolving Facility to $142.9 million. The $61.6 million balance of the purchase price for the VLGC is payable in installments until the vessel's delivery from HHI. The VLGC is expected to be employed on a fixed rate five-year time charter with an oil major. The charterer has options to extend the firm employment period by up to three years. We expect to take delivery of the vessel in June 2017.
On January 30, 2017, we successfully completed the previously announced $200.0 million common stock offering, in which we raised net proceeds of $198.0 million, pursuant to the 2016 Purchase Agreement we entered into on December 23, 2016. The 2016 Purchase Agreement was then automatically terminated in accordance with its terms. We issued 32,028,079 shares of common stock (as adjusted for the 1-for-8 reverse stock split), including shares issued as commitment fee, to the Investor at an average price of approximately $6.30 per share.

On February 10, 2017, we entered into an agreement with an unaffiliated third party to acquire one 113,644 DWT Aframax tanker currently under construction in South Korea. We expect to take delivery of this vessel sometime in the second quarter of 2017. The vessel is expected to be employed in the spot market. Also, on February 14, 2017, we entered into an agreement with an unaffiliated third party to acquire one 320,105 DWT Very Large Crude Carrier built in 2011. We expect to take delivery of this vessel sometime in the second quarter of 2017. The vessel is expected to be employed in the spot market. The total gross price for the two vessels will be about $102.5 million.

On February 16, 2017, we made the first scheduled installment of $0.7 million according to the agreement concluded on November 18, 2016, under our loan agreement dated June 20, 2008.

On February 17, 2017, we entered into a common stock purchase agreement, or the 2017 Purchase Agreement, with Kalani.  The 2017 Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, Kalani is committed to purchase up to $200.0 million worth of shares of our common stock over the 24-month term of the purchase agreement and receive up to an aggregate of $1.5 million of shares of our common stock as a commitment fee in consideration for entering into the 2017 Purchase Agreement. As of March 6, 2017, we have sold $142.1 million worth of shares of our common stock to Kalani pursuant to the 2017 Purchase Agreement. Between the date of the 2017 Purchase Agreement, February 17, 2017, and March 10, 2017, we sold an aggregate 103,867,307 shares of our common stock to Kalani at an average price of approximately $1.75 per share. Our estimated aggregate net proceeds from the sale of these shares was approximately $180.3 million, after deducting estimated aggregate offering expenses.

On February 27, 2017, we announced that our board of directors decided to initiate a new dividend policy to pay a regular fixed quarterly dividend of $2.5 million to the holders of common stock. With respect to the quarter ended December 31, 2016, our board of directors declared a dividend of $2.5 million to the common shareholders of record as of March 15, 2017 and payable on or about March 31, 2017. The dividend per share amount to be paid by the Company will be determined based on the number of shares outstanding on the record date.
On March 10, 2017, we acquired our second VLGC under the LPG Option Agreement, currently under construction at HHI, for a purchase price of $83.5 million. We financed the closing price of $21.9 million by using part of our undrawn liquidity under the New Revolving Facility, consequently increasing the outstanding balance of the New Revolving Facility to $164.7 million. The $61.6 million balance of the purchase price for the VLGC is payable in installments until the vessel's delivery from HHI. The VLGC is expected to be employed on a fixed rate five-year time charter with an oil major. The charterer has options to extend the firm employment period by up to three years. We expect to take delivery of the vessel in September 2017.
B.	Business Overview
Overview
We are a diversified owner of ocean going cargo vessels.
As of March 10, 2017, we owned a fleet of (i) 13 Panamax drybulk carriers, which have a combined deadweight tonnage of approximately 1.0 million dwt and an average age of approximately 13.5 years, (ii) one VLCC and one Aframax tanker newbuilding, each of which are expected to be delivered in the second quarter of 2017, (iii) 2 VLGC newbuildings, and (iv) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels with an average age of approximately 4.0 years. As of April 5, 2016, we no longer own any shares in Ocean Rig.
Our drybulk carriers and offshore support vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.
Our Fleet
Set forth below is summary information concerning our fleet as of March 10, 2017.
Drybulk Vessels
						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
Panamax:
Raraka	2012	76,037	Panamax	Spot	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	Spot	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	Spot	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	Spot	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	Spot	N/A	N/A
Average age based on year built / Sum of DWT/ Total number of vessels	13.5 years	972,997	13

Offshore support Vessels
						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Laid up	N/A	N/A	N/A
Colorado	2012	1,430	PSV	Laid up	N/A	N/A	N/A
Average age based on year built/ Sum of DWT/ Total number of vessels	4.3 years	2,887	2

Oil Spill Recovery Vessels
Indigo	2013	1,393	OSRV	Laid up	N/A	N/A	N/A
Vega Jaanca	2012	1,393	OSRV	T/C	T/C	Jul-17	Jul-21
Vega Emtoli	2012	1,363	OSRV	T/C	T/C	May-17	May-21
Jubilee	2012	1,317	OSRV	Laid up	N/A	N/A	N/A

Average age based on year built/ Sum of DWT/ Total number of vessels	3.8 years	5,466	4

VLGCs						Redelivery
	Year Built	CBM	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
Under construction:
VLGC*	2017	78,700	VLGC	T/C	30,000	Jun-22	Jun-25
VLGC**	2017	78,700	VLGC	T/C	30,000	Sep-22	Sep-25

*Expected delivery during the second quarter of 2017.
** Expected delivery during the third quarter of 2017.
Tankers
						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
VLCCs:
VLCC*	2011	320,105	VLCC	Spot	N/A	N/A	N/A
						Redelivery
	Year Built	DWT	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest
Under construction:
Aframax Tanker*	2017	113,644	Aframax	Spot	N/A	N/A	N/A

*Expected delivery during the second quarter of 2017.

Vessels sold during 2016
	Year Built	DWT	Type	Date of sale

Drybulk Vessels
Capesize:
Rangiroa	2013	206,026	Capesize	Mar-16
Negonego	2013	206,097	Capesize	Mar-16
Fakarava	2012	206,152	Capesize	Mar-16

Panamax:
Coronado	2000	75,706	Panamax	Sep-16
Oregon	2002	74,204	Panamax	Sep-16
Samatan	2001	74,823	Panamax	Oct-16
Amalfi	2009	75,206	Panamax	Oct-16
Ocean Crystal	1999	73,688	Panamax	Nov-16
Sonoma	2001	74,786	Panamax	Nov-16
Sorrento	2004	76,633	Panamax	Nov-16

Our Drybulk Operations
Management of our Drybulk Vessels
We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. Effective January 1, 2011, we entered into management agreements with TMS Bulkers, a related party entity. For a description of the terms of our prior management agreements with TMS Bulkers, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas, and Cardiff—Management Agreements—Drybulk Vessels."
Effective from December 31, 2016, all prior management agreements with TMS Bulkers were terminated at no cost by mutual agreement of the parties. In accordance with the terms of the New TMS Agreement, we and our subsidiaries expect to enter into new agreements with TMS Bulkers, effective January 1, 2017, to streamline the services offered by our managers. The all-in base cost for providing the increased scope of services will be reduced to $1,643 per day per vessel, which is a 33% reduction from the prior rate, basis a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the agreements with the TMS Bulkers is expected to be 10 years.
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
TMS Bulkers is beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, and, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers' performance under the management agreements.

Chartering of our Drybulk Vessels
We actively manage the deployment of our drybulk fleet between short-term time charters or spot charters, which generally last from several weeks to several days, and long-term time charters and bareboat charters, which can last up to several years.
As of March 10, 2017, all of our drybulk vessels were employed in the spot market.
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
Competition
Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Panamax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,600 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operators.
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
During the year ended December 31, 2016, one of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (19%). During the year ended December 31, 2015, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (51%), Customer B (25%). During the year ended December 31, 2014, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (42%) and Customer B (18%).  Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any customer providing a significant percentage of our income over an extended period of time.

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
The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded an all-time low of 290 on February 10, 2016, and even though freight levels have increased since then to 735 on February 6, 2017, there can be no assurance that they will increase further, and the market could decline again.

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
The International Drybulk Shipping Industry
Drybulk cargo is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2016, approximately 4,884 million tons of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 29.2%, 23.0% and 9.6% of the total drybulk trade, respectively.
The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,410 million tons to 3,492 million tons, an increase of 44.9%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 91.4 million tons in 2001 to approximately 377.1 million tons in 2007. In 2008, seaborne trade in all drybulk commodities increased to 3,558 million tons. However, demand for drybulk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 117.1 million tons in the second quarter of 2008 to a low of 95.8 million tons during the fourth quarter of 2008 representing a decrease of 18.2%. In 2009, seaborne trade in all drybulk commodities stood at 3,428 million tons as demand for drybulk shipping picked up following mainly an increase in Chinese iron ore imports from 435.9 million tons in 2008 to 614.6 million tons in 2009. In 2010 and 2011, seaborne trade in all drybulk commodities increased to about 3,854 million tons and 4,101 million tons, respectively, representing an increase since 2009 of 12.4% and 19.6% respectively. During 2012, seaborne trade increased by 5.8% and Chinese iron ore imports rose by 8.8%. During 2013, seaborne trade increased by 5.6% and Chinese iron ore imports rose by 9.8%. During 2014, seaborne trade increased by 5.1% and Chinese iron ore imports rose by 15.0%. During 2015 seaborne Drybulk trade remained flat at 4,820 million tons and Chinese iron ore imports increased by 2.8%. Finally, during 2016 total trade increase of 1.3% Chinese iron ore imports increased by 7.3%. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, we believe that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.
The global drybulk carrier fleet may be divided into five categories based on a vessel's carrying capacity. These categories consist of:
●
Very Large Ore Carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

●
Capesize vessels, have carrying capacities of 110,000-199,999 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2017 represents approximately 7.32% of the world drybulk fleet as of January 1, 2017. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels, however due to the deteriorating freight environment, we have seen vessels as young as 16 years old being sent to the scrap yards.
Our Offshore Support Operations
On October 21, 2015, we acquired 97.44% and on November 24, 2015, we acquired the remaining 2.56% of the issued and outstanding share capital of Nautilus which indirectly through its subsidiaries owns six Offshore Support Vessels.
Management of our Offshore Support Vessels
We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. The vessels are managed by TMS Offshore Services, an entity controlled by our Chairman and Chief Executive Officer, Mr. George Economou pursuant to separate management agreements with each of our offshore support vessel-owning subsidiaries. Our offshore support vessel-owning subsidiaries have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of the Company's Platform Supply and Oil Spill Recovery vessels.
We believe that TMS Offshore Services has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.
Chartering of our Offshore Support Vessels
We actively manage the deployment of our offshore support fleet under long-term time charters which can last up to several years.
As of March 10, 2017, two of our offshore support vessels are employed under time charters.

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
During the year ended December 31, 2016, 91.5% of our total revenues derived from one customer.
Our LPG Operations

On January 12, 2017, we agreed to enter into the "zero cost" LPG Option Agreement with companies controlled by Mr. George Economou to purchase up to four high specifications VLGCs capable of carrying  LPG that are currently under construction at HHI .  Each of the four VLGCs are expected to be employed on long term charters to major oil companies and oil traders.
Under the terms of the LPG Option Agreement, we have three months to exercise four separate options to purchase up to the four VLGCs at a price of $83.5 million per vessel. If we exercise all four of our options, the total purchase price of the VLGC fleet will be $334.0 million and the vessels are expected to be delivered in 2017. The transaction has been approved by our independent directors based on third party broker valuations. We intend to finance any acquisition of the vessels by using cash on hand, our undrawn liquidity under the New Revolving Facility and the proceeds from our equity line of credit with Kalani. If acquired, the vessels will be managed by TMS Cardiff Gas, a company controlled by Mr. George Economou, on the same terms as the previously announced new TMS agreements.
On January 19, 2017 and March 10, 2017, we acquired the first and second VLGCs, respectively under the LPG Option Agreement for a purchase price of $83.5 million each.
Our Tanker Operations
On February 10, 2017, we entered into a memorandum of agreement to acquire one 113.644 DWT Aframax tanker currently under construction at HHI. We expect to take delivery of this vessel sometime in the second quarter of 2017.  The vessel is expected to be employed in the spot market.

On February 14, 2017, we entered into a memorandum of agreement to acquire one 320,105 DWT VLGC built in 2011.  We expect to take delivery of this vessel sometime in the second quarter of 2017.  The vessel is expected to be employed in the spot market.
We expect our tanker vessels to be managed by TMS Tankers, a company controlled by Mr. George Economou, on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services. TMS Tankers is beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. We believe that TMS Tankers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Employment of our Tankers
We expect to operate our tankers in the spot market. TMS Tankers may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. In addition, we may employ our tankers on fixed-rate time charters in the future. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet.
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
In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker's carrying capacity is measured in DWT, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 50,000 to 80,000 dwt; and (v) small tankers of less than approximately 50,000 dwt. ULCCs and VLCCs normally transport crude oil in long-haul trades, such as from the Arabian Gulf to the United States or Western Europe via Asia or the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

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
International Maritime Organization
The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the related Protocol of 1978 and updated through various amendments, collectively MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below). We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO's Marine Environmental Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.50% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. The United States ratified the Annex VI amendments in October 2008, and the United States Environmental Protection Agency, or the EPA, promulgated equivalent emissions standards in late 2009.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs and on January 1, 2014, the United States Caribbean Sea was designated ECA. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. It makes the limits of the Energy Efficiency Design Index, or EEDI, apply to new ships, and all ships must develop and implement Ship Energy Efficiency Management Plans, or SEEMPs.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At MEPC 70, MEPC approved the North Sea and Baltic Seas as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC's next session.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The IMO also adopted SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. The Convention of Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.
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
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate.  The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%).  Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention.  At MEPC 70, MEPC adopted updated "guidelines for approval of ballast water management systems (G8)."  G8 updates previous guidelines concerning procedures to approve BWMS.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.   Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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
Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties, in certain respects. Effective December 21, 2015, for a tank vessel, other than a single- hull tank vessel, over 3,000 gross tons liability is limited to the greater of $2,200 per gross ton or $18,796,800.  With respect to non-tank vessels, including oil spill response vessels and edible oil tank vessels, liability is limited to the greater of $1,100 per gross ton or $939,800. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have complied with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example on August 15, 2012,  the U.S. Bureau of Safety and Economic Enforcement, or BSEE, issued a final drilling safety rule for offshore oil and gas operations, which became effective on October 22, 2012, and strengthened the requirements for safety equipment, well control systems, and blowout prevention practices.  A rule issued by the U.S. Bureau of Ocean Energy Management, BOEM, that increased the limits of liability of damages for offshore facilities under the OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016.  In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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
The EPA enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years and this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  This requires the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards.
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
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.
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

International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to MLC were adopted in 2014 and 2016. The ratification of MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. As of the date of this report, each of our vessels is certified as per MLC 2006 and its amendments.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018  collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Furthermore, in the United States individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change.
Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). In December 2013, International Association of Classification Societies, or IACS, adopted new harmonized Common Structural Rules, or the Rules, which will apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies and align with IMO goal standards.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
Insurance for Our Vessels
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
Insurance for our Offshore Support Vessels
We maintain insurance for our offshore support vessels in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Institute Time Clauses, Hulls, 1.10.83 (Cl. 280), but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our offshore support vessels, as assessed by brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $11,000 per event and in the case of other hull and machinery claims, our average deductible is $55,000 per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of offshore support vessels operations for environmental or other reasons. We also have loss of hire insurance cover for approximately 90 days which becomes effective after 14 days. This loss of hire insurance is recoverable only if there is physical damage to the vessel or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases.

Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which a vessel operates, the nationality of a vessel's crew and the age of a vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.
C.	Organizational Structure
As of March 10, 2017, we owned all of our drybulk, tanker, LPG and offshore support vessels and newbuildings, as applicable, through our wholly-owned subsidiaries. As of April 5, 2016, we no longer owned any common shares of Ocean Rig. Please see Exhibit 8.1 to this annual report for a list of our subsidiaries.
D.	Property, Plant and Equipment
We do not own any real property. We maintain our principal executive offices at 109 Kifisias Avenue and Sina Street, Maroussi, GR 151 24 Greece.
Our interests in our drybulk, tanker, LPG and offshore support vessels and newbuildings, as applicable, in our fleet are our only material properties. See "—B. Business Overview—Our Fleet."  Also see "—B. Business Overview—Environmental and Other Regulations in the Shipping Industry" for a description of environmental issues that may impact the use of our fleet.
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

Our Drybulk Carrier Segment
Factors Affecting Our Results of Operations—Drybulk Carrier Segment
We charter our drybulk carriers to customers mainly pursuant to long or short time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. We believe that the important measures for analyzing trends in the results of our operations consist of the following:
●
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys and laid up days. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

●
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys and laid up days. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

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
	Year Ended December 31,
	2012	2013	2014	2015	2016

Average number of vessels	35.67	37.15	38.69	35.78	19.44
Total voyage days for fleet	13,027	13,442	13,889	12,562	6,404
Total calendar days for fleet	13,056	13,560	14,122	13,060	7,116
Fleet Utilization	99.78%	99.13%	98.35%	96.19%	89.99%
Time charter equivalent	$15,896	$12,062	$12,354	$9,171	$3,658
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
Voyage Expenses and Voyage Expenses—Related Party
"Voyage expenses and voyage expenses—related party" primarily consists of commissions, bunkers and port expenses.
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

Management Fees—Related Party
Management Agreements
Effective January 1, 2011, we entered into management agreements with TMS Bulkers, a related party. For more information, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and Cardiff—Management Agreements—Drybulk Vessels."
Effective from December 31, 2016, all prior management agreements with TMS Bulkers were terminated at no cost by mutual agreement of the parties. In accordance with the terms of the New TMS Agreement, we and our subsidiaries expect to enter into new agreements with TMS Bulkers, effective January 1, 2017, to streamline the services offered by our managers. The all-in base cost for providing the increased scope of services will be reduced to $1,643 per day per vessel, which is a 33% reduction from the prior rate, basis a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel.  The term of the agreements with the TMS Bulkers is expected to be 10 years.
Consultancy Agreement—Drybulk carrier, offshore drilling and tanker segments
We previously entered into consultancy agreements with Vivid Finance, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid Finance provided consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. The consultancy agreement was terminated at no cost with effect as of December 31, 2016. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements."
General and Administrative Expenses
Our general and administrative expenses mainly include salaries, legal expenses, as well as executive compensation and the fees paid to Fabiana, a related party entity incorporated in the Marshall Islands. Fabiana provides the services relating to our Chief Executive Officer and is beneficially owned by our Chief Executive Officer. The arrangement with Fabiana was terminated at no cost with effect as of December 31, 2016.
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
In addition, Ocean Rig has engaged Cardiff Drilling Inc., a company controlled by our Chairman and Chief Executive Officer Mr. George Economou, to provide Ocean Rig with consulting and other services with respect to the agreement of employment and relating to the purchase and sale of drilling units. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.
General and Administrative Expenses
Our general and administrative expenses mainly included the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and finance cost
As of December 31, 2015 and 2016 and due to the deconsolidation of Ocean Rig at June 8, 2015, Ocean Rig's long term debt is not consolidated in our balance sheet. We capitalized our interest on the debt we have incurred in connection with our drilling units under construction.
Our Tanker Segment
During 2015, we entered into sales agreements with entities controlled by our Chairman and Chief Executive Officer, Mr. George Economou, to sell our tanker fleet comprised of four Suezmax tankers and six Aframax tankers. Also during 2015, all our tanker vessels were sold and delivered to their new owners. For a discussion of our re-entry into the tanker market in 2017, please see "Item 4.B—Business Overview—Our Tanker Operations."
Prior to their sale in 2015, the successful operation of our tanker vessels in spot market-related vessel pools was depended on, among other things, the age, dwt, carrying capacity, speed and fuel consumption of our vessels, which determined the pool points we received. The number of pool points we received, together with, among other things, each of our vessels' operating days during the month determined our share of the pool's net revenue. Our pool points for our vessels were calculated at the time that each respective vessel is entered into the pool and adjusted every six months. Our pool points could have been reduced if certain pool requirements were not met, including if we did not maintain a minimum number of oil major approvals and if we failed to provide for ship inspection reports at least every six months.
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

●
Time Charter Equivalent Rates: Time charter equivalent, or TCE, rates, is a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage was expressed in U.S. dollars/day and was generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

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

Management Fees to Related Party
Since January 1, 2011 and until the sale of our tanker fleet during 2015, TMS Tankers, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, provided the commercial and technical management functions of our tankers, including technical supervision, while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and Cardiff —Management Agreements—Tankers."
Effective December 31, 2016, all prior management agreements with TMS Tankers were terminated at no cost by mutual agreement of the parties. We expect to enter into new service agreements with TMS Tankers on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services. The all-in base cost for providing the increased scope of services is expected to be reduced to $1,643 per day per vessel, which is a 33% reduction from the prior rate, basis a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel.  The term of the agreements with the TMS Tankers is expected to be 10 years.
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

Our Offshore Support Segment
On October 21, 2015, we acquired Nautilus, which indirectly through its subsidiaries owns six offshore support vessels.
Factors Affecting Our Results of Operations— Offshore Support Segment
We charter our offshore support vessels to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are currently employed on long term time charters. We believe that the important measures for analyzing trends in the results of our operations consist of the following:
●
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys and laid up days. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

●
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys and laid up days. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

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

●
TCE rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our offshore support vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our offshore support segment for the periods indicated.
	Year Ended December 31,
	2012	2013	2014	2015	2016

Average number of vessels	-	-	-	6.0	6.0
Total voyage days for fleet	-	-	-	426	1,615
Total calendar days for fleet	-	-	-	426	2,196
Fleet Utilization	-	-	-	100.0%	73.54%
Time charter equivalent	-	-	-	$18,460	11,949

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

Management Fees—Related Party
Management Agreements
Our vessels are managed by TMS Offshore Services, an entity controlled by our Chairman and Chief Executive Officer, Mr. George Economou. Our offshore support vessel–owning subsidiaries have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of our Platform Supply and Oil Spill Recovery vessels.
Effective from December 31, 2016, all prior management agreements with TMS Offshore Services were terminated at no cost by mutual agreement of the parties. In accordance with the terms of the New TMS Agreement, we and our subsidiaries expect to enter into new agreements with TMS Offshore Services, effective January 1, 2017, to streamline the services offered by our managers. The all-in base cost for providing the increased scope of services will be reduced to $1,643 per day per vessel, which is a 33% reduction from the prior rate, basis a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel.  The term of the agreements with the TMS Offshore Services is expected to be 10 years.
For more information on the agreements discussed above, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and Cardiff—Management Agreements—Offshore Support Vessels."
Consultancy Agreements
On November 16, 2015, we entered into a consultancy agreement for the provision of the services of our Vice President, Mr. Prokopios Tsirigakis of Offshore support segment. The duration of this agreement was three years. The consultancy agreement was terminated at no cost with effect as of December 31, 2016. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements."
General and Administrative Expenses
Our general and administrative expenses mainly included fees under the consultancy agreement with our Vice President, Mr. Prokopios Tsirigakis of Offshore support segment.
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

During 2015, we acquired Nautilus Offshore Services Inc, which indirectly owns six offshore support vessels, all of which were on time charters to Petrobras. During 2016, we did not acquire any vessels that were under existing bareboat or time charter contracts.
When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:
●	obtain the charterer's consent to us as the new owner;
●	obtain the charterer's consent to a new technical manager;
●	in some cases, obtain the charterer's consent to a new flag for the vessel;
●	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
●	replace all hired equipment on board, such as gas cylinders and communication equipment;
●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
●	implement a new planned maintenance program for the vessel; and
●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.
Our business is comprised of the following main elements:
●	employment and operation of our drybulk, tanker, LPG, and offshore support vessels; and
●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk, LPG and tanker vessels and offshore support units.
The employment and operation of our vessels require the following main components:
●	vessel maintenance and repair;
●	crew selection and training;
●	vessel spares and stores supply;
●	contingency response planning;
●	onboard safety procedures auditing;
●	accounting;
●	vessel insurance arrangement;

●	vessel chartering;
●	vessel security training and security response plans (ISPS);
●	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;
●	vessel hire management;
●	vessel surveying; and
●	vessel performance monitoring.
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and
●	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
●	Charter rates and periods of charterhire for our drybulk, tanker, LPG and offshore support vessels;
●	levels of drybulk, tanker, LPG and offshore support vessels operating expenses;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.
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

As of December 31, 2016, we have reclassified our entire drybulk fleet (previously classified as held for sale) as held and used as all criteria were met. As a result, our drybulk vessels were re-measured at the lower of their fair market value and their carrying amount before were classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the vessels been continuously classified as held and used as of December 31, 2016 resulting in a gain of $1.9 million. In addition as a result of the impairment review performed, which indicated that the carrying amount of our offshore support fleet was not recoverable, our offshore support vessels were written down to their charter free market values as of December 31, 2016. Therefore, the aggregate carrying value of the offshore support vessels in our fleet as of December 31, 2016 equals their aggregate charter-free market value, as noted in the table below.
Based on: (i) the carrying value of each of our vessels as of December 31, 2015 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2015, the aggregate carrying value of the vessels in our fleet as of December 31, 2015 exceeded their aggregate charter-free market value by approximately $13.4 million, as noted in the table below.
This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2016 and 2015, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2016 and 2015, respectively.
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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors—General Shipping Industry Risk Factors—The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to continue to breach certain covenants in some of our credit facilities and we may incur a loss if we sell vessels following a decline in their market value" and the discussion included in "Item 4. Information on the Company—B. Business Overview—Our Drybulk Operations—Vessel Prices."

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2015 (in millions)		Carrying Value December 31, 2016 (in millions)
Sorrento	76,633	2004	6.9	**	—
Mendocino	76,623	2002	5.4	**	5.0	**
Maganari	75,941	2001	5.0	**	4.6	**
Coronado	75,706	2000	4.5	**	—
Ligari	75,583	2004	6.9	**	5.9	**
Rapallo	75,123	2009	9.4	**	8.5	**
Amalfi	75,206	2009	9.4	**	—
Bargara	74,832	2002	4.7	**	4.3	**
Samatan	74,823	2001	4.2	**	—
Capitola	74,816	2001	4.2	**	3.9	**
Sonoma	74,786	2001	4.2	**	—
Majorca	74,477	2005	6.6	**	5.1	**
Redondo	74,716	2000	3.7	**	3.5	**
Catalina	74,432	2005	6.6	**	5.1	**
Oregon	74,204	2002	5.4	**	—
Levanto	73,925	2001	4.2	**	3.9	**
Ecola	73,931	2001	4.2	**	3.9	**
Ocean Crystal	73,688	1999	4.0	**	—
Marbella	72,561	2000	4.4	**	4.4	**
Raraka	76,037	2012	11.9	**	10.3	**
Fakarava	206,152	2012	29.5	**	—
Rangiroa	206,026	2013	31.4	**	—
Negonego	206,097	2013	31.4	**	—
Total for drybulk vessels	2,116,318		$208.1		$68.4

Offshore support vessels
Colorado	1,430	2012	12.9	***	3.6	***
Crescendo	1,457	2012	12.9	***	3.6	***
Jubilee	1,317	2012	17.6	***	5.0	***
Vega Emtoli	1,363	2012	17.6	***	5.0	***
Vega Jaanca	1,393	2012	17.7	***	5.0	***
Indigo	1,393	2013	17.7	***	5.0	***
Total for offshore support vessels	8,353		$96.4		$27.2

** As of December 31, 2016, our entire drybulk fleet is stated at its fair value due to the reclassification of the Drybulk vessels as held and used. As of December 31, 2015 our entire drybulk fleet is stated at its fair value less costs to sell, due to the classification of all drybulk vessels as held for sale.
*** As of December 31, 2016, our entire offshore fleet is stated at its fair value due to the impairment review performed which indicated that the carrying amount of the vessels were not recoverable through their undiscounted cash flows. As of December 31, 2015, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $13.4 million.

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
Vessels' Depreciation
We record the value of our vessels at their cost, which consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). We estimate the useful life of our drybulk vessels to be 25 years, the useful life of tankers to be 25 years and the useful life of offshore support vessels to be 30 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Drilling unit machinery and equipment, net (June 8, 2015 up to the deconsolidation date)
Drilling units were stated at historical cost less accumulated depreciation. Such costs included the cost of adding or replacing parts of drilling unit machinery and equipment when that cost was incurred, if the recognition criteria were met. The recognition criteria required that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that were replaced were written off and the cost of the new parts was capitalized. Depreciation was calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare-deck, 30 years and other asset parts, five to 15 years. The residual values of the drill rigs and drillships were estimated at $35 million and $50 million, respectively.

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
When we conclude a Memorandum of Agreement for the disposal of a vessel which has no time charter to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the year ended December 31, 2014. For the years ended December 31, 2015 and 2016, a charge of $967.1 million and $13.4 million (including a gain of $1.9 million due to the reclassification of the drybulk vessels as held and used, efective December 31, 2016), respectively were recognized.
If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a long-lived asset previously classified as held for sale, the asset  shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

Impairment of Long Lived Assets
We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our vessels, by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each vessel and compare them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. We estimate the daily time charter equivalent for the unfixed days of drybulk vessels based on the most recent ten year historical average for similar vessels, where applicable, and utilizing available market data for time charter and spot market rates and forward freight agreements, and for offshore support vessels based on available market data, over the remaining estimated life of the vessel, assumed to be 25 years for drybulk vessels, 25 years for tanker vessels and 30 years for offshore support vessels from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate based on the global consumer price index ("CPI") changes and fleet utilization of 99% decreasing by 5% every five years after the first ten years. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with our vessels' depreciation policy. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.
Our analysis for our vessels held for use, for the year ended December 31, 2016, indicated that the carrying amount of our offshore support fleet is not recoverable through its undiscounted future cash flows; therefore an impairment loss of $65.7 million was recorded. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
As a result of our impairment review, we determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $38.1 million was recognized for the year ended December 31, 2014. As of December 31, 2015, we determined that the carrying amounts of our assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary to be recorded. However, during 2015 and as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies it was determined that the carrying amount of one of our assets was not recoverable and, therefore, an impairment loss of $83.9 million was recognized. In addition, due to our decision to sell certain vessels and vessel owning companies and based on the agreed-upon sales price, as well as due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, an impairment charge of $967.1 million was recognized, for the year ended December 31, 2015.
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
(ii) Drilling Units included up to June 8, 2015 (date of deconsolidation):
Revenues: Our services and deliverables were generally sold based upon contracts with our customers that included fixed or determinable prices. We recognized revenue when delivery occurred, as directed by our customer and collectability was reasonably assured. We evaluated if there were multiple deliverables within the contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and met the criteria for lease accounting, in addition to providing a drilling services element, which were generally compensated for by day rates. In connection with drilling contracts, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and dayrate or fixed price mobilization and demobilization fees. Revenues were recorded net of agents' commissions. There were two types of drilling contracts: well contracts and term contracts.
(a) Well contracts: Well contracts were contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations was recognized in the period during which the services were rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements were initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceeded revenue to be recognized, they were expensed as incurred. Demobilization revenues and expenses were recognized over the demobilization period. All revenues for well contracts were recognized as "Service revenue" in the statement of operations.
(b) Term contracts: Term Contracts were contracts under which the assignment was to operate the unit for a specified period of time. For these types of contracts we determined whether the arrangement was a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements were recognized as "leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element was recognized as "service revenues" in the period in which the services were rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services were deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceeded revenue to be recognized, they were expensed as incurred. Demobilization fees and expenses were recognized over the demobilization period. Contributions from customers for capital improvements were initially deferred and recognized as revenues over the estimated duration of the drilling contract.
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

Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification ("ASC") 350 "Goodwill and Other Intangible Assets". This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. We test goodwill for impairment each year on December 31. We test goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2016, we concluded that the goodwill relating to our offshore support reporting unit was impaired and recorded an impairment charge $7.0 million. To determine the fair value of each reporting unit, we use the income approach which is a generally accepted valuation methodology. For our offshore support reporting unit, we estimate the fair market value using estimated discounted cash flows. We discount projected cash flows using a long-term weighted average cost of capital, which is based on our estimate of the investment returns that market participants would require for each of our reporting units. To develop the projected cash flows associated with our offshore support reporting unit, which are based on estimated future utilization and dayrates, we consider key factors that include assumptions regarding daily operating expenses, inflation and areas of future employment.
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
During 2015, we sold our entire tanker fleet. In addition, on June 8, 2015, following an equity offering of Ocean Rig, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As of April 5, 2016, we sold all our shares in Ocean Rig and as of this date, we no longer hold any equity interest in Ocean Rig. Also, on October 21, 2015, we acquired the majority of the issued and outstanding share capital of Nautilus, which indirectly through its subsidiaries owns six offshore support vessels. As a result of the above transactions, on December 31, 2015 and 2016, we had two reportable segments, the drybulk carrier segment and the offshore support segment.
The table below reflects our voyage days, calendar days, fleet utilization and TCE rates for our Drybulk, tanker and offshore support vessels for the periods indicated. Please see "Item 3. Key Information—A. Selected Financial Data" for information concerning the calculation of TCE rates.

Drybulk carrier segment
	2014	2015	2016
Average number of vessels	38.69	35.78	19.44
Total voyage days for fleet	13,889	12,562	6,404
Total calendar days for fleet	14,122	13,060	7,116
Fleet Utilization	98.35%	96.19%	89.99%
Time charter equivalent	$12,354	$9,171	$3,658

Tanker segment
	2014	2015	2016
Average number of vessels	10.00	6.21	-
Total voyage days for fleet	3,650	2,168	-
Total calendar days for fleet	3,650	2,267	-
Fleet Utilization	100%	95.63%	-
Time charter equivalent	$21,835	$36,389	-

Offshore support segment
	2014	2015	2016
Average number of vessels	-	6.0	6.0
Total voyage days for fleet	-	426	1,615
Total calendar days for fleet	-	426	2,196
Fleet Utilization	-	100.0%	73.54%
Time charter equivalent	-	18,460	$11,949

Year ended December 31, 2016 compared to the year ended December 31, 2015
(Expressed in thousands of U.S. Dollar
	Year ended December 31,			Change
	2015	2016
REVENUES:

Revenues	$969,825	$51,934		$(917,891)	(94.6)%

EXPENSES:
Voyage expenses	65,286	9,209		(56,077)	(85.9)%
Vessels and drilling units operating expenses	371,074	45,563		(325,511)	(87.7)%
Depreciation and amortization	227,652	3,466		(224,186)	(98.5)%
Loss on contract cancellation	28,241	-		(28,241)	(100.0)%
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other	1,057,116	106,343		(950,773)	(89.9)%
Impairment on goodwill	-	7,002		7,002	-
General and administrative expenses	104,912	39,708		(65,204)	(62.2)%
Legal settlements and other, net	(2,948)	(258)		2,690	(91.2)%

Operating loss	(881,508)	(159,099)		722,409	(82.0)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(172,132)	(8,857)		163,275	(94.9)%
Gain on debt restructuring	-	10,477		10,477	-
Interest income	527	81		(446)	(84.6)%
Gain/(Loss) on interest rate swaps	(11,601)	403		12,004	(103.5)%
Other, net	(9,275)	(199)		9,076	(97.9)%

Total other income/(expenses), net	(192,481)	1,905		194,386	(101.0)%

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(1,073,989)	(157,194)		916,795	(85.4)%
Loss due to deconsolidation of Ocean Rig	(1,347,106)	-		1,347,106	100.0%
Income taxes	(37,119)	(38)		37,081	(99.9)%
Equity in net losses of Ocean Rig	(349,872)	(41,454)		308,418	(88.2)%

NET LOSS	(2,808,086)	(198,686)		2,609,400	(92.9)%
Less: Net (income) attributable to non-controlling interests	(38,975)	-		38,975	(100.0)%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(2,847,061	$(198,686	) )	$2,648,375	(93.0)%

Revenues
Drybulk carrier segment
Voyage revenues decreased by $84.8 million, or 73.4%, to $30.8 million for the year ended December 31, 2016, as compared to $115.6 million for the year ended December 31, 2015. A decrease of $37.3 million, or 28.2%, is attributable to lower hire rates during the year ended December 31, 2016, as compared to the relevant period in 2015, while an increase of $16.5 million, or 12.5% relates to the write-off in overdue receivables incurred during 2015. Moreover, an additional decrease of $65.4 million, or 49.5%, is attributable to the decrease in the total voyage days by 6,158 days, from 12,562 days to 6,404 days, during the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to the sale of 16 vessels and vessel owning companies of our fleet during 2015 and ten vessels and vessel owning companies during 2016. The decrease was partly offset by the amortization of above market acquired time charters which decreased by $1.4 million, or 1.1%, during the year ended December 31, 2016, as compared to the relevant period in 2015.
Tanker segment
Voyage revenues decreased to nil for the year ended December 31, 2016, as compared to $120.3 million for year ended December 31, 2015. The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six offshore support vessels of which four are oil spill recovery vessels (OSRVs) and two are platform supply vessels (PSVs). As a result, revenues from the Offshore support business segment amounted to $21.1 million for the year ended December 31, 2016, as compare to $8.1 million for the year ended December 31, 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Revenues from drilling contracts decreased to nil for the year ended December 31, 2016, as compared to $725.8 million for the year ended December 31, 2015. The decrease in revenues is due to the deconsolidation of the drilling segment on June 8, 2015. From June 8, 2015, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method and revenues were consolidated in the Company's statement of income for the period up to June 8, 2015. Furthermore, on April 5, 2016, we sold all of our shares in Ocean Rig, to a subsidiary of Ocean Rig and as a result we do not hold any equity interest in Ocean Rig any longer.
Voyage expenses
Drybulk carrier segment
Voyage expenses decreased by $16.3 million or 69.1%, to $7.3 million for the year ended December 31, 2016, as compared to $23.6 million for the year ended December 31, 2015. The decrease in voyage expenses is mainly due to the sale of 16 vessels and vessel owning companies of our fleet during 2015 and ten vessels and vessel owning companies during 2016.
Tanker segment
Voyage expenses decreased to nil for the year ended December 31, 2016, as compared to $41.4 million for the year ended December 31, 2015. The decrease is due to the sale of our tanker fleet during the year ended December 31, 2015.

Offshore support segment
From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. As a result, voyage expenses from the Offshore support business segment amounted to $1.9 million for the year ended December 31, 2016, as compared to $0.3 million for the year ended December 31, 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.
Vessels and drilling units operating expenses
Drybulk carrier segment
Drybulk vessels operating expenses decreased by $56.7 million, or 64.7%, to $31.0 million for the year ended December 31, 2016, as compared to $87.7 million for the year ended December 31, 2015. The decrease is mainly due to the sale of 16 of our Drybulk vessels and vessel owning companies during the year ended December 31, 2015 and ten vessels and vessel owning companies during the respective period in 2016.
Tanker segment
Tanker vessels operating expenses decreased to nil for the year ended December 31, 2016, as compared to $19.8 million for the year ended December 31, 2015. Operating expenses for the tankers segment decreased due to the sale of our tanker fleet during the year ended December 31, 2015.
Offshore support segment
From October 21, 2015 we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. As a result, vessels operating expenses from Offshore support business segment amounted to $14.6 million for the year ended December 31, 2016, as compared to $4.0 million for the year ended December 31, 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Drilling units operating expenses decreased to nil for the year ended December 31, 2016, as compared to $259.6 million for the year ended December 31, 2015. The decrease in drilling units' operating expenses is due to the deconsolidation of the drilling segment on June 8, 2015.
Depreciation and amortization expense
Drybulk carrier segment
Depreciation and amortization expense was nil for the year ended December 31, 2016, as compared to $65.6 million for the year ended December 31, 2015. Following the classification of the drybulk fleet as held for sale on September 9, 2015, no depreciation charge was recorded for the respective vessels. As of December 30, 2016, our Board of Directors decided that our drybulk vessels previously classified as held for sale are not going to be sold. Therefore, as of December 31, 2016, the whole drybulk fleet was reclassified as held and used.

Tanker segment
Depreciation and amortization expense was nil for the year ended December 31, 2016, as compared to $6.0 million for the year ended December 31, 2015. Following the classification of the tanker fleet as held for sale on March 30, 2015, no depreciation charge was recorded for the respective vessels. Furthermore, all tanker vessels were sold and delivered to their new owners during the year ended December 31, 2015.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. As a result, depreciation and amortization expenses from the offshore support business segment amounted to $3.5 million for the year ended December 31, 2016, as compared to $0.7 million for the year ended December 31, 2015.
Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)
Depreciation and amortization expense for the drilling units decreased to nil for the year ended December 31, 2016, as compared to $155.4 million for the year ended December 31, 2015. The decrease in depreciation and amortization expenses is due to the deconsolidation of the drilling segment on June 8, 2015.
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies
Drybulk carrier segment
During the year ended December 31, 2016, we recorded a charge of $35.5 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", due to the gain/loss from the sale of vessels and vessel owning companies amounting to $22.1 million, the deterioration of the market values of the vessels held for sale as of March 31, 2016, which resulted in a reduction of their carrying amounts to their fair value less cost to sell amounting to $18.3 million, partially offset by the revaluation of three vessels to their values based on their agreed purchase prices amounting to $3.0 million and the gain recognized due to the reclassification of the vessels held for sale as held and used on December 31, 2016 amounting to $1.9 million. During the year ended December 31, 2015, we recorded an "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" of $1.0 billion. A loss of $83.9 million was recorded as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies. Furthermore, following the sales agreements for 14 vessel owning companies and three of our dry bulk vessels and the classification of the remaining 22 vessels of our dry bulk fleet as held for sale, we incurred an additional charge of $797.5 million included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other". As a result of the further deterioration of the market values of the vessels held for sale an additional charge of $113.0 million was recorded during the three months ended December 31, 2015 and included in "Impairment loss, gain/ loss from sale of vessels and vessel owning companies and other". Finally, a charge of $6.0 million was recognized due to the sale of the vessels Byron and Galveston.
Tanker segment
During the year ended December 31, 2015 and following the ten Memoranda of Agreement for the sale of our tanker vessels we recorded a charge of $56.6 million as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. No such loss was recorded during the relevant period in 2016.

Offshore support segment
During the year ended December 31, 2016, we recorded a charge of $70.9 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other". The impairment charge recorded is mainly due to, the impairment review for the year ended December 31, 2016, which indicated that the carrying amount of the offshore support vessels' was not recoverable and, resulted in the recognition of a charge amounting to $65.7 million as well as $5.2 million write offs of the fair value of the above market acquired time charter contracts that were terminated early by Petrobras during the year ended December 31, 2016. No such loss was recorded during the relevant period in 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
The offshore drilling segment did not incur any impairment loss during the relevant periods.
Impairment on goodwill
Drybulk carrier segment
The drybulk segment did not incur any impairment on goodwill during the relevant periods.
Tanker segment
The tanker segment did not incur any impairment on goodwill during the relevant periods.
Offshore support segment
Impairment on goodwill for the offshore support segment amounted to $7.0 million for the year ended December 31, 2016 due to the outcome of the annual review on goodwill performed. No such loss was recorded during the respective period in 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
The offshore drilling segment did not incur any impairment on goodwill during the relevant periods.
Loss on contract cancellation
Drybulk carrier segment
We did not incur any losses on contract cancellation during the year ended December 31, 2016. During the year ended December 31, 2015, we incurred $28.2 million loss on contract cancellation, due to an agreement that we concluded with one of our charterers to write-off overdue receivables in exchange of amending certain terms of the respective time charter contracts.
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

General and administrative expenses
Drybulk carrier segment
General and administrative expenses decreased by $14.5 million, or 32.6%, to $30.0 million for the year ended December 31, 2016, compared to $44.5 million for the year ended December 31, 2015. General and administrative expenses decreased due to the decrease in management fees by $6.6 million, due to the sale of 16 of our drybulk vessels and vessel owning companies during 2015 and ten vessels and vessel owning companies during 2016. A decrease of $2.7 million is attributable to decreased amortization expense for our stock based compensation and $3.9 million due to decreases in remuneration expenses allocated to drybulk segment.
Tanker segment
General and administrative expenses decreased to approximately nil for the year ended December 31, 2016, compared to $10.5 million for the year ended December 31, 2015. General and administrative expenses decreased mainly due to the decrease in management fees amounting to $6.4 million and resulting from the sale of our tanker fleet within 2015 and the decrease in the general and administrative expenses allocated to the tanker segment due to the sale of the vessels.
Offshore support segment
From October 21, 2015 we entered into the offshore support business segment through the acquisition of Nautilus. As a result, general and administrative expenses from the offshore support business segment amounted to $9.8 million for the year ended December 31, 2016, as compared to $2.9 million for the year ended December 31, 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
General and administrative expenses decreased to nil for the year ended December 31, 2016, as compared to $47.0 million for year ended December 31, 2015. General and administrative expenses were nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
Legal settlements and other, net
Drybulk carrier segment
Legal settlements and other, net slightly decreased for the year ended December 31, 2016 for the drybulk segment amounted to a gain of $0.6 million, as compared to a gain of $1.0 million in the relevant period in 2015.
Tanker segment
The tanker segment did not incur any such gains or losses during the relevant periods.
Offshore support segment
Legal settlements and other, net amounted to a loss of $0.3 million for the offshore support segment for the year ended December 31, 2016, mainly due to expenses we incurred for our laid up vessels. We did not incur any significant such gains or losses during the relevant period in 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Legal settlements and other, net decreased to nil for the year ended December 31, 2016, as compared to $2.0 million for year ended December 31, 2015. Legal settlements and other, net were nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.

Interest and finance costs
Drybulk carrier segment
Interest and finance costs decreased by $31.1 million, or 78.1%, to $8.7 million for the year ended December 31, 2016, as compared to $39.8 million for the year ended December 31, 2015. The decrease is due to the repayments and transfers of the loans associated with the vessels and vessel owning companies sold during 2015 and 2016.
Tanker segment
Interest and finance costs decreased by $8.7 million, or 98.9% to $0.1 million for the year ended December 31, 2016, as compared to $8.8 for the year ended December 31, 2015. The decrease is due to the repayments of the loans associated with the sale of our tanker fleet during 2015.
Offshore support segment
The Offshore support segment did not incur any material interest and finance costs during the relevant periods.
Offshore Drilling segment- included up to June 8, 2015 (date of deconsolidation)
Interest and finance costs decreased to nil for year ended December 31, 2016, compared to $123.5 million for the year ended December 31, 2015. Interest and finance costs were nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
Interest income
Drybulk Carrier segment
Interest income remained stable to $0.1 million for the years ended December 31, 2015 and 2016.
Tanker segment
The Tanker segment did not earn any significant interest income during the relevant periods.
Offshore support segment
The offshore support segment did not earn any significant interest income during the relevant periods.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Interest income decreased to nil for the year ended December 31, 2016, compared to $0.4 million for the year ended December 31, 2015. Interest income was nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
Gain on debt restructuring
Drybulk carrier segment
Gain on debt restructuring amounted to $10.5 million during the year ended December 31, 2016 and resulted from the agreements concluded with some of our lenders for the settlement of the respective loan facilities.

Tanker segment
The tanker segment did not incur any such gain during the relevant periods.
Offshore support segment
The offshore support segment did not incur any such gain during the relevant periods.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
The offshore drilling segment did not incur any such gain during the relevant periods.
Gain /(Loss) on interest rate swaps
Drybulk carrier segment
Gains / Losses on interest rate swaps amounted to a gain of $0.9 million for the year ended December 31, 2016, as compared to a loss of $0.6 million for the year ended December 31, 2015. The gain recorded for the year ended December 31, 2016 is mainly due to the termination of the swaps associated with the vessels and vessel owning companies sold.
Tanker segment
Losses on interest rate swaps decreased by $0.9 million or 64.3% to a loss on interest rate swaps of $0.5 million for the year ended December 31, 2016, as compared to a loss of $1.4 million for the year ended December 31, 2015. The loss for the year ended December 31, 2016 was mainly due to the termination of the swaps associated with the vessels and vessel owning companies sold.
Offshore support segment
The offshore support segment did not incur any gains or losses on interest rate swaps during the relevant period.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Gains / Losses on interest rate swaps decreased to nil for the year ended December 31, 2016, compared to losses of $9.6 million for the year ended December 31, 2015. Gains / Losses on interest rate swaps were nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
Other, net
Drybulk carrier segment
Other, net amounted to a loss of $0.5 million for the year ended December 31, 2016, compared to a loss of $0.7 million for the year ended December 31, 2015.
Tanker segment
Other, net amounted to a loss of $0.1 million for the year ended December 31, 2016, as compared to a gain of $0.4 million for the year ended December 31, 2015. The loss recorded during 2016 is due to foreign currency exchange rate differences.

Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, other, net from the Offshore support business segment amounted to $0.4 million for the year ended December 31, 2016, as compared to $2.8 million for the year ended December 31, 2015. The losses recorded for the year ended December 31, 2015, were mainly due to foreign currency exchange rate differences.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Other, net amounted to decreased to nil for the year ended December 31, 2016, as compared to a loss of $6.3 million for the year ended December 31, 2015. Other, net were nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, income taxes from the offshore support business segment amounted to approximately nil for the year ended December 31, 2016, as compares to $0.2 million for the year ended December 31, 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Income taxes decreased to nil for the year ended December 31, 2016, compared to $36.9 million for the year ended December 31, 2015. Income taxes were nil during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.

Equity in net losses of affiliated company
During the year ended December 31, 2015 and following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we presented our share of losses from Ocean Rig, amounting to $41.5 million including $162.2 of impairment in Ocean Rig investment and a gain of $0.8 million due to the sale of all of our shares in Ocean Rig to a subsidiary of Ocean Rig for the year ended December 31, 2016, as compared to losses of $349.9 million, including $310.5 of impairment in Ocean Rig investment, for the respective period in 2015, as a single amount in the consolidated statements of operations.
Net income attribute to non-controlling interests
Net income attributed to non-controlling interests was nil for the year ended December 31, 2016, as compared to $39.0 million for the year ended December 31, 2015. This represents the amount of consolidated income that was not attributable to DryShips Inc. Following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements, thus no such income/losses exist for the year ended December 31, 2016.

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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels of which four are oil spill recovery vessels (OSRVs) and two are platform supply vessels (PSVs). As a result, revenues from the offshore support business segment amounted to $8.1 million for the year ended December 31, 2015.
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
Offshore support segment
From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, voyage expenses from the offshore support business segment amounted to $0.3 million for the year ended December 31, 2015.
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
Offshore support segment
From October 21, 2015 we entered into offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, vessels operating expenses from offshore support business segment amounted to $4.0 million for the year ended December 31, 2015.

Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Drilling units operating expenses decreased by $468.2 million, or 64.3%, to $259.6 million for the year ended December 31, 2015, compared to $727.8 million for the year ended December 31, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method, and operating expenses are consolidated in the Company's statement of income for the period up to June 8, 2015. Drilling units operating expenses decreased by $474.8 million due to the decrease in operating expenses of the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Corcovado, the Ocean Rig Mylos, the Ocean Rig Skyro and the Ocean Rig Athena. This decrease was partly offset by the operations of the Ocean Rig Apollo, which was added to the fleet during the first quarter of 2015, resulting in higher operating expenses in the year ended December 31, 2015, amounting to $6.6 million.
Depreciation and amortization expense
Drybulk carrier segment
Depreciation and amortization expense decreased by $34.1 million, or 34.2%, to $65.6 million for the year ended December 31, 2015, as compared to $99.7 million for the year ended December 31, 2014. The decreased depreciation charge for the drybulk fleet for the year ended December 31, 2015, as compared to the same period in 2014, is due to the fact that no depreciation charge was recorded for our drybulk carriers after their classification as held for sale on September 9, 2015.
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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, depreciation and amortization expenses from the offshore support business segment amounted to $0.7 million for the year ended December 31, 2015.
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
Offshore support segment
From October 21, 2015 we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, general and administrative expenses from the Offshore support business segment amounted to $2.9 million for the year ended December 31, 2015.
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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, interest and finance costs from the offshore support business segment amounted to $0.1 million for the year ended December 31, 2015.
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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, other, net from the offshore support business segment amounted to $2.8 million for the year ended December 31, 2015.
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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, income taxes from the Offshore support business segment amounted to $0.2 million for the year ended December 31, 2015.
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
As of December 31, 2016, our cash balances (including restricted cash) amounted to $76.8 million. Our cash and cash equivalents (including restricted cash) increased by $61.8 million, or 412%, to $76.8 million as of December 31, 2016, compared to $15.0 million as of December 31, 2015. The increase in our cash and cash equivalents was mainly due to the proceeds from equity offerings amounting to $123.8 million. The increase is also attributable to the proceeds from the sale of our Ocean Rig shares amounting to $49.9 million, loan drawdowns amounting to $28.0 million and net proceeds from the sale of our vessels amounting to $5.1 million. The increase was partly offset due to loan repayments of $119.8 million and cash flows used in operating activities of $25.4 million.
As of December 31, 2016, we had total indebtedness of $137.9 million.  Our total indebtedness decreased by $204.0 million, or 59.7%, to $137.9 million as of December 31, 2016, from $341.9 million as of December 31, 2015, due to the loan repayments and transfers made during 2016 associated with the vessels and vessel owning companies sold and the agreements concluded with our lenders for the settlement or refinancing of our credit facilities. As of December 31, 2016, we were not in compliance with certain financial covenants regarding our only commercial credit facility.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $70.8 million as of December 31, 2016, compared to a working capital deficit of $85.6 million as of December 31, 2015. The deficit decrease is mainly due to the increase in our cash and cash equivalents and the decrease in the current portion of our indebtedness.
Our practice has been to acquire our assets using a combination of funds received from equity investors and bank debt secured by mortgages on our assets. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.
As of December 31, 2016, we had $79.0 million available borrowing capacity under our New Revolving Facility with Sifnos.
Covenants under Secured Credit Facilities
Our sole remaining secured commercial credit facility imposes operating and negative covenants on us and one of our subsidiaries. These covenants may limit our and our subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) pay dividends; (ii) incur additional indebtedness; (iii) change the flag, class or management of the vessel mortgaged under such facility, (iv) create or permit to exist liens on our assets, (v) make loans, (vi) make investments or capital expenditures, (vii) undergo a change in ownership or control; (viii) enter into transactions with affiliates; and (ix) dispose our assets.
Our only secured commercial credit facility also subjects us to certain financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum amount of liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; and (iv) a minimum market adjusted net worth.
Furthermore, our only secured commercial credit facility also requires certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or the loan-to-value ratio.

Breach of Covenants under Secured Credit Facilities
Events beyond our control, including changes in the economic and business conditions in the international markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facility. Our ability to maintain compliance with such requirements also depends substantially on the value of our assets, our charter-hire and day-rates, our ability to obtain charter contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy.
A violation of any of the financial covenants in our credit facility, absent a waiver of the breach from our lenders, or a violation of the loan-to-value ratios in our credit facility, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facility that would allow all amounts outstanding thereunder to be declared immediately due and payable. In addition, some of our credit facilities contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities. If the amounts outstanding under our indebtedness were to become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.
As of December 31, 2016, we were still not in compliance with the value maintenance clause in our only commercial credit facility and the various financial covenants therein and have not made principal repayments and interest payments, but we are in settlement discussions with the related commercial lender, while all other commercial credit facilities had been either settled or refinanced.
We cannot guarantee that we will be able to obtain our lender's consent with respect to the aforementioned noncompliance under our credit facility or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness.  If we fail to remedy, or obtain a waiver of, the breach of the covenants discussed above, our lender may accelerate our indebtedness under the relevant credit facility. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record further impairment adjustments to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.
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
We expect that our commercial lender could demand payment of the loan under which we are in breach of the value maintenance clause and the various financial covenants therein before its maturity. We plan to pay loan interest with cash on hand, cash expected to be generated from operations, bank debt and equity offerings or a combination thereof, which we expect to be sufficient to repay our loans relating to our drybulk fleet amounted to approximately $137.9 million.
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

Existing Credit Facilities/ Term Loans
Credit Facilities relating to Our Drybulk Segment
$103.2 million secured term loan facility, dated June 20, 2008, as amended
We entered into this facility to partially finance the acquisition costs of the drybulk vessels Sorrento and Iguana. This loan bore interest at LIBOR plus a margin. The portion of the loan facility relating to the drybulk vessel Sorrento was repayable in 32 quarterly installments, plus a balloon payment payable together with the last installment in July 2016. The portion of the loan facility relating to the drybulk vessel Iguana was repaid following the sale of the vessel during 2010. On April 14, 2014, we obtained a waiver letter to amend certain financial covenants. On November 12, 2014, we signed a supplemental agreement for relaxation of certain financial covenants. On November 18, 2016, we reached an agreement for the settlement of our outstanding obligation under the facility with the lender. Under the terms of the agreement, the lending bank agreed to a write-off of almost half of the outstanding principal and interest due. On November 18, 2016, we repaid $8.2 million of principal, as per agreement and we will have to pay an additional amount of $2.0 million over the next 9 months against a full and final settlement of all of our obligations under the credit documents.
As of December 31, 2016 and 2015, we had outstanding borrowings in the amount of $2.0 million and $18.3 million under this loan facility, respectively.
$87.7 million secured term loan facility, dated March 19, 2012
In March 2012, we entered into an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax drybulk vessel under construction, Raraka, delivered in March, 2012, and two Capesize drybulk vessels under construction, originally scheduled for delivery in the second quarter of 2013, which were sold in March 2013, prior to delivery and the relevant available portion of the loan was terminated. The facility bears interest at LIBOR plus a margin and is repayable in 32 quarterly installments plus a balloon payment payable together with the last installment. On March 28, 2014, we entered into a supplemental agreement to amend certain financial covenants.
As of December 31, 2016 and 2015, we had outstanding borrowings amounting to $14.9 million and $14.6 million, under this loan facility, respectively.
$200.0 million secured revolving credit facility, dated December 30, 2016
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sifnos Shareholder Inc."
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
This loan bore interest at LIBOR plus a margin, and was repayable in 40 quarterly installments, plus a balloon payment payable together with the last installment in July 2018. On July 29, 2015, we repaid in full the outstanding amount of $37.3 million under this facility.

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
$90.0 million secured term loan facility, dated May 5, 2008, as amended
We entered into this facility to partially finance the acquisition cost of the drybulk vessel Mystic. The loan bore interest at LIBOR plus a margin, and was repayable in 15 semi-annual installments, with a balloon payment, payable together with the last installment in December 2015. On August 21, 2015, we repaid in full the outstanding amount of $27.0 million under this loan facility.
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
On May 26, 2015 and July 10, 2015, we made two prepayments of $15.0 million and $10.0 million, respectively, under this loan agreement. On August 18, 2015 we also entered into a supplemental agreement to amend certain terms of the aforementioned loan. On October 13, 2015, the vessels Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena were delivered to their new owner who also assumed in full the respective outstanding amount of the above mentioned loan agreement, which had a balance of $130.9 million.
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

$122.6 million secured credit facility, dated February 14, 2012
We entered into this facility to partially finance the construction costs relating to the vessel Fakarava, which was delivered to us in September 2012, and the vessels Negonego and Rangiroa delivered to us in 2013 and 2013, respectively. The facility bore interest at LIBOR plus a margin and was repayable in 48 installments. The facility was secured with guarantees from Cardiff and us. We drew down an amount of $38.0 million related to the vessel Fakarava and an aggregate of $81.7 million related for the vessels Negonego and Rangiroa. On May 29, 2014, we entered into a supplemental agreement to amend certain definitions.
On March 24, 2016, we concluded a new sales agreement with entities controlled by Mr. George Economou, our Chairman and Chief Executive officer, for the sale of our Capesize vessels (Rangiroa, Negonego, Fakarava), along with the associated debt, which had an outstanding balance of $102.1 million at March 24, 2016. On March 30, 2016, we received the lender's consent for the sale of the vessels and made a prepayment of $15.0 million under the respective loan agreement. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners.
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
On August 1, 2013, we entered into a supplemental agreement to amend certain terms of this facility and cure a shortfall in the security cover ratio, and pledged an aggregate of 1,800,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.
On December 23, 2014, we entered into an agreement to, among other things, waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity. We agreed to provide a pledge over 2,356,705 Ocean Rig shares owned by us until December 31, 2014.
The loan bore interest at LIBOR plus a margin and was repayable in two quarterly installments plus a balloon payment, payable together with the last installment in March 2015. On August 21, 2015, we entered into a supplemental agreement to this loan agreement, to extend the maturity of the loan to October 13, 2015.
Subsequently, the vessel Amalfi was sold and on October 31, 2016, the shares of the owning companies of the vessel Amalfi were delivered to its new owners, who also assumed the respective outstanding amount of this loan associated with the vessel.
$47.0 million secured term loan facility, dated November 16, 2007, as amended
We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessel Oregon. The loan bore interest at LIBOR plus a margin, and was repayable in 32 quarterly installments, with a balloon payment, payable together with the last installment in December 2015.
On September 21, 2016, the shares of the owning company of the vessel Oregon were delivered to their new owners who also assumed the respective outstanding amount of this loan associated with the vessel.

$90.0 million secured term loan facility, dated October 5, 2007, as amended
We entered into this facility to partially finance the acquisition cost of the secondhand drybulk vessels Samatan and Galveston (ex VOC Galaxy). The loan bore interest at LIBOR plus a margin depending on corporate leverage, and was repayable in 32 quarterly installments beginning in the first quarter of 2008, with a balloon payment, payable together with the last installment in November 2015. The maturity of the loan has since passed and we did not made the last balloon installment.
On August 1, 2013, we entered into a supplemental agreement to amend certain terms and cure a shortfall in the security cover ratio and pledged an aggregate of 3,650,000 of our shares of Ocean Rig as additional security under the loans. The share pledge expired on December 31, 2013.
On December 23, 2014, we entered into an agreement to, among other things, waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity. We agreed to provide a pledge over 6,418,350 Ocean Rig shares owned by us until December 31, 2014.
On November 25, 2015, we made a prepayment of $5.3 million under this loan agreement related to the sale of the vessel Galveston on November 30, 2015.
On October 31, 2016, the shares of the owning companies of the vessels Galveston and Samatan were delivered to their new owners, who also assumed the respective outstanding amount of this loan associated with the vessels, as of that date.
$518.8 million senior loan facilities and $110.0 junior loan facilities, each dated March 31, 2006, as amended
We entered into these facilities to provide us with working capital and to partially finance the acquisition cost of certain vessels. These facilities were comprised of (i) term loan and short-term credit facilities (senior loan facility) and (ii) term loan and short-term credit facilities (junior loan facility).
The senior loan facility bore interest at LIBOR plus a margin. The term loan facility was repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility was repayable in quarterly installments with the next term loan facility installment.
The junior loan facility bore interest at LIBOR plus a margin. The term loan facility was repayable in 37 quarterly installments, with a balloon payment, payable together with the last installment on May 31, 2016. Each advance from the short term credit facility was repayable in quarterly installments with the next term loan facility installment.
On September 27, 2012, we entered into two additional supplemental agreements under our senior and junior facilities to provide additional security in connection with a shortfall in the security cover ratio required to be maintained under the facilities and pledged 7,800,000 of our shares of Ocean Rig as additional security under the facilities. On November 22, 2013, the 7,800,000 shares of Ocean Rig were released back to us.
On November 18, 2013, we signed a Supplemental Agreement with HSH Nordbank, as Agent, for an amendment of certain terms under our $628.8 million credit facility dated March 31, 2006, as amended. Under the terms of this agreement on November 21, 2013, the lending syndicate led by HSH applied our previously pledged restricted cash of $55.0 million against the next five quarterly installments. In addition, the lending syndicate agreed to relax various financial covenants through the end of 2014.

On October 1 and December 11, 2015 and associated with the sale of the vessels Manasota and Alameda, respectively, we made prepayments of $19.2 million and $12.4 million under this loan agreement, respectively.
On September 9, 2016, November 7, 2016 and November 15, 2016 the vessels Coronado, Ocean Crystal and Sonoma were delivered to their new owners, following the repayment of $4.3 million, $3.7 million and $4.0 million, respectively, of the outstanding amount under this loan agreement.
On November 30, 2016, Sifnos became the lender of record of this loan agreement, which had an outstanding balance of $85.1 million as of that date.
On December 30, 2016, we entered into the New Revolving Facility, the funds of which were used to refinance both the senior and junior loans previously arranged by HSH Nordbank and assumed by Sifnos.
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
Cash Flows
Year ended December 31, 2016 compared to year ended December 31, 2015
Our cash and cash equivalents including restricted cash increased to $76.8 as of December 31, 2016, compared to $15.0 million as of December 31, 2015, primarily due to proceeds from equity offerings, long term credit facilities, vessels and vessel owning companies sales and the sale of our Ocean Rig shares.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $70.8 million as of December 31, 2016, compared to working capital deficit of $85.6 million as of December 31, 2015.
Net Cash  Provided by/(Used in) Operating Activities
For the year ended December 31, 2016, we used in operating activities $25.4 million, compared to $215.7 million provided by operating activities for the year ended December 31, 2015. This decrease is primarily attributable to the sale of our vessels and vessel owning companies, as well as to the sale of remaining interest in Ocean Rig during 2016.
Net Cash Provided by/(Used in) Investing Activities
Net cash provided by investing activities was $69.7 million for the year ended December 31, 2016, due to the proceeds from the sale of our Ocean Rig shares amounted to $49.9 million, the net proceeds from the sale of our vessels and vessel owning companies amounted to $5.1 million and a decrease of $14.7 million in the amount of cash deposits required by our lenders.

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
Net Cash Provided By/(Used in) Financing Activities
Net cash provided by financing activities was $32.1 million for the year ended December 31, 2016, consisting mainly of the borrowings of $28.0 million under our long term credit facilities and the net proceeds of $123.8 million in connection with the equity offerings implemented during 2016, which were partly offset by $119.8 million in repayments of debt.
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
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years
(In thousands of Dollars)
Long-term debt (1)	$137,935	$16,935	$121,000
Interest	$26,563	$8,946	$17,617
Total	$164,498	$25,881	$138,617

(1)
As further discussed in Note 4 and 11 to our consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2016, was $16.9 million (gross of unamortized deferred financing fees of $0.1 million), included in current liabilities, and $121.0 million included in "Due to related parties", in the consolidated balance sheet included in this annual report. The above amounts were used to partially finance the expansion of our fleet and for general working capital purposes. The loans bear interest at LIBOR plus a margin, except for an amount of $2.0 million. The amounts in the table under "Long Term Debt" do not include any projected interest payments.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2016. Note that the amount of $14.9 million regarding our only commercial credit facility has been classified as "Less than 1 year" in the contractual obligations table to be consistent with the classification of the debt as current liability within our consolidated financial statements.

Loan repayments as per original terms of loan agreements	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
(In thousands of Dollars)
Long-term debt (1)	$137,935	$4,722	$123,383	$9,830
Interest	$28,423	$9,499	$18,795	$129
Total	$166,358	$14,221	$142,178	$9,959

G.	Safe Harbor
See the section entitled "Forward-looking statements" at the beginning of this annual report.
Item 6.	Directors and Senior Management
A.	Directors and Senior Management
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
Name	Age	Position
George Economou	64	Chairman, Chief Executive Officer and Class A Director
Harry Kerames	62	Class B Director
George Demathas	64	Class C Director
Anthony Kandylidis(1)	39	President and Chief Financial Officer
Ziad Nakhleh(2)	44	Chief Financial Officer
Prokopios (Akis) Tsirigakis	62	Vice President of Offshore
Dimitrios Dreliozis	40	Vice President of Finance
Anastasia Pavli	35	Secretary
(1)	Mr. Kandylidis was appointed President and Chief Financial Officer effective December 9, 2016.
(2)          Mr. Nahkleh resigned as our Chief Financial Officer effective July 29, 2016.
Biographical information with respect to each of our directors, executives and key personnel is set forth below:
George Economou has over 30 years of experience in the maritime industry and has served as Chairman and Chief Executive Officer of Dryships Inc. since 2004. He successfully took the Company public in February 2005, on Nasdaq under the trading symbol: DRYS. Mr. Economou has overseen the Company's growth into one of the largest US listed drybulk company in fleet size and revenue and the third largest Panamax owner in the world. The Company subsequently invested in and developed Ocean Rig, an owner of drilling units involved in ultra deepwater drilling. Mr. Economou is the Chairman and Chief Executive Officer of Ocean Rig. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, he has been a member of the board of directors of Danaos Corporation. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to our board of directors on July 29, 2009. Harry Kerames has over 25 years of experience in the transportation industry. Mr. Kerames is the President and founder of Blue Star LLC, a marine consultant and advisor firm. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm's shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded Azimuth Fund Management a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, ITEL Rail Corporation, IBM and was a director at OceanFreight Inc. Mr. Kerames is a member of the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr. Kerames is the chairman of our Audit and Nominating Committee.
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
Anthony Kandylidis has served as our President and Chief Financial Officer ("CFO") since December 2016. He had previously served as our Executive Vice President since January 2015. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011, OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis also serves as President and CFO of Ocean Rig UDW Inc. (Nasdaq: ORIG) and is a director of the International Association of Drilling Contractors (IADC). Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Master's degree of Science in Ocean Systems Management. Mr. Kandylidis is the nephew of Mr. George Economou, our Founder, Chairman and CEO.
Ziad Nakhleh was appointed as our Chief Financial Officer in November 2009. Mr. Nakhleh has over 13 years of finance experience. From January, 2005 to September, 2008, he served as Treasurer and Chief Financial Officer of Aegean Marine Petroleum Network Inc., or Aegean, a publicly traded marine fuels logistics company listed on the New York Stock Exchange. From September 2008 to October 2009, Mr. Nakhleh was engaged in a consulting capacity to various companies in the shipping and marine fuels industries. Prior to his time with Aegean, Mr. Nakhleh was employed at Ernst & Young and Arthur Andersen in Athens. Mr. Nakhleh is a graduate of the University of Richmond in Virginia and is a member of the American Institute of Certified Public Accountants. Mr. Nahkleh resigned as our Chief Financial Officer effective July 29, 2016.
Prokopios (Akis) Tsirigakis was appointed to serve as Vice President of our Offshore segment, effective November 16, 2015. Mr. Tsirigakis served as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus Marine Acquisition Corp. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of, Star Bulk Carriers Corp., a dry-bulk shipping company listed on Nasdaq (Nasdaq: SBLK). He also served as a director of Star Bulk Carriers Corp. from November 2007 to March 2012. From November 2005 until November 2007, Mr. Tsirigakis founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on our board of directors. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 until November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Dimitris Dreliozis was appointed as our Vice President of Finance in December 2016. He had previously served as our Financial Controller since December 2015, and has 13 years of finance and accounting experience, including 9 years in various senior financial positions within the DryShips Group, including Ocean Rig. For the period from July 2004 to May 2008, Mr. Dreliozis worked as an external auditor for Deloitte. Mr. Dreliozis is a graduate of the Athens University of Economics and Business.
Anastasia Pavli was appointed as our corporate secretary with effect from January 1, 2012.  Ms. Pavli is an attorney-at-law. Ms. Pavli graduated from the Athens Law Faculty with an L.L.B in 2006 and completed part of her undergraduate studies at the University of Heidelberg, Germany. Ms. Pavli received an L.L.M. from University College, London, United Kingdom in 2007 and has been a member of the Piraeus Bar Association since 2008.
B.	Compensation of Directors and Senior Management
We paid an aggregate amount of $3.6 million, $5.4 million, $4.3 million as cash compensation to our officers and executive directors for the fiscal years ended December 31, 2016, 2015 and 2014, respectively. For the year ended December 31, 2016, non-executive directors received annual cash compensation in the aggregate amount of $0.4 million, plus reimbursement of out-of-pocket expenses. We do not have a retirement plan for our officers or directors.
Consultancy Agreements
Agreement for the Services of our Chief Executive Officer
On October 22, 2008, we entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provided the services of our Chief Executive Officer. The term of the agreement were amended for a period of five years commencing on February 3, 2013 unless terminated earlier in accordance with the agreement. Pursuant to the agreement, we were obligated to pay (i) annual remuneration to Fabiana and (ii) potential bonus compensation for the services provided at the end of each year, with any such bonus to be determined by the compensation committee of our board of directors.
The agreement could be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) by the company without cause; or (iv) by either party for any material breach of their respective obligations under the agreement.
We expect to enter into agreements with certain TMS Entities for various services, including executive management services, as of January 1, 2017. In connection with the entry into new agreements with certain TMS Entities, the Company terminated the consultancy agreement with Fabiana at no cost by mutual agreement of the parties effective December 31, 2016.
Agreement for the Services of our President and Chief Financial Officer
Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings, a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as our President and Chief Financial Officer. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we were obligated to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We were also able to terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, we were obligated to pay a lump sum amount. Basset could also terminate the agreement without cause upon three months written notice. In addition, Basset could terminate the agreement for good reason and in such event, we will be obligated to pay a lump sum amount.

We expect to enter into agreements with certain TMS Entities for various services, including executive management services, as of January 1, 2017.  In connection with the new agreements with the TMS Entities, the Company terminated the consultancy agreement with Basset at no cost by mutual agreement of the parties effective December 31, 2016.
Agreement for the Services of our ex - Chief Financial Officer
On October 1, 2009, we entered into a consultancy agreement with an entity beneficially owned by our then Chief Financial Officer, Mr. Ziad Nakhleh, as amended on February 4, 2011 and April 10, 2012 and as further amended on February 16, 2015 and March 24, 2015, for the provision of the services of our Chief Financial Officer. The term of the agreement was extended for a period of two years commencing on January 1, 2014. Under the terms of the agreement, we were obligated to pay (i) an annual base salary and (ii) additional bonus compensation as determined by the compensation committee of our board of directors.
The agreement could be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us without cause; or (iv) at any time by either party in the event of a material breach of obligations by the other party. In addition, upon termination within three months following a change in control, as defined in the agreement, that occurs within two years of the date of the agreement, we were obligated to pay the consultancy fee under the balance of the agreement, which shall not be less than six months' base salary or greater than twelve months' base salary. Mr. Nahkleh resigned as our Chief Financial Officer effective July 29, 2016.
Agreement for the Services of our Vice President of Offshore
On November 16, 2015, we entered into a consultancy agreement with an entity beneficially owned by our Vice President of Offshore, Mr. Prokopios Tsirigakis, for the provision of the services of our Vice President of Offshore. The duration of this agreement was three years. Under the terms of the agreement, we were obligated to pay (i) a monthly salary and (ii) additional bonus compensation as determined by the compensation committee of our board of directors.
The agreement could be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) at any time by us for cause or without cause as defined in the agreement; (iv) at any time by either party in the event of a material breach of obligations by the other party; or (v) at any time by either party by giving thirty days' notice to the other party. In addition, upon termination by us without Cause, as defined in the agreement, we were obligated to pay the consultancy fee under this agreement for one month from the date of termination.  The consultancy agreement was terminated at no cost with effect as of December 31, 2016. We expect to enter into agreements with certain TMS Entities for various services, including executive management services, as of January 1, 2017.
Equity Incentive Plan
On January 16, 2008, our board of directors approved the 2008 Equity Incentive Plan, as amended, or the Plan. Under the Plan, officers, directors, and key employees of the Company and its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates are eligible to receive, with respect to our common shares, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. A total of 21,834,055 common shares have been reserved for issuance under the Plan, subject to adjustment for changes in our capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the Plan will expire after January 16, 2018, the tenth anniversary of the date the Plan was adopted. Our awards under the Plan which have vested in the year ended December 31, 2016 or will vested in the future are set forth as follows:
On January 12, 2011, we awarded 750 non-vested common shares (9,000,000 common shares before the reverse stock splits) to Fabiana for the contribution of the services of our Chief Executive Officer during the fiscal year ended 2010. The shares awarded to Fabiana vest over a period of eight years, with 83 shares (1,000,000 common shares before the reverse stock splits) vesting on February 10, 2011 and 83 shares (1,000,000 common shares before the reverse stock splits) vesting annually on December 31 of 2011 through 2018. The fair value of the shares on the award date was $5.50 per share (share price before reverse stock splits).

On February 4, 2011, we awarded 1 non-vested common share (15,000 common shares before the reverse stock splits) to one of our executive officers, which vest on a pro rata basis over the course of three years beginning in June 2012 and ending in June 2015. The fair value of the share on the award date was $5.01 per share (share price before reverse stock splits).
On August 20, 2013, we awarded 83 non-vested common shares (1,000,000 common shares before the reverse stock splits) to Fabiana for the contribution of George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 28 shares (333,334 common shares before the reverse stock splits) vesting on the grant date, 28 shares (333,333 common shares before the reverse stock splits) vesting on August 20, 2014 and 28 vesting (333,333 common shares before the reverse stock splits) on August 20, 2015 respectively. The fair value of the shares on the award date was $2.01 per share (share price before reverse stock splits).
On August 19, 2014, the Compensation Committee approved that a bonus in the form of 100 shares (1,200,000 common shares before the reverse stock splits)  of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 33 shares (400,000 common shares before the reverse stock splits) vesting on December 31, 2014, 33 shares (400,000 common shares before the reverse stock splits) vesting on December 31, 2015, and 33 (400,000 common shares before the reverse stock splits) vesting on December 31, 2016.
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 175 shares (2,100,000 common shares before the reverse stock splits) of the Company's common stock, with par value $0.01,  and a cash bonus of $1.0 million be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 58 shares (700,000 common shares before the reverse stock splits) vesting on December 31, 2015, 58 shares (700,000 common shares before the reverse stock splits) vesting on December 31, 2016, and 58 (700,000 common shares before the reverse stock splits) vesting on December 31, 2017.
As of March 10, 2017, we had 2,931,034 common shares remaining for issuance under the Plan.
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
Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A director, Mr. George Economou, expires at the annual general meeting of shareholders in 2017. The term of our Class B director, Mr. Harry Kerames, expires at the annual general meeting of shareholders in 2018. The term of our Class C director, Mr. George Demathas, expires at the annual general meeting of shareholders in 2019.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Our board of directors has determined two of our directors to be independent under Nasdaq rules: Messrs. Harry Kerames, and George Demathas. Under Nasdaq corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.
Committees of the Board of Directors
Our board of directors has established an audit committee comprised of two independent directors: Messrs. Harry Kerames and George Demathas. Mr. Harry Kerames has been appointed to serve as Chairman of the audit committee. The audit committee is governed by a written charter, which has been approved by the board of directors. The board of directors has determined that all of the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Nasdaq corporate governance rules and fulfill the requirement of being financially literate and that Harry Kerames qualifies as an "audit committee financial expert" as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:
·	engaging our external and internal auditors;
·	approving in advance all audit and non-audit services provided by the auditors;
·	approving all fees paid to the auditors;
·	reviewing the qualification and independence of our external auditors;
·
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

·	overseeing our financial reporting and internal control functions;
·	overseeing our whistleblower's process and protection; and
·	overseeing general compliance with related regulatory requirements.

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
Drybulk and Offshore Support Segment
As of December 31, 2016, 2015 and 2014, DryShips Inc. employed 12, 18 and 19 persons at its offices in Athens, Greece, respectively. As of December 31, 2016, TMS Bulkers and TMS Offshore Services employed approximately 128 people in the aggregate. As of December 31, 2015, TMS Bulkers, TMS Tankers and TMS Offshore Services employed approximately 278 people in the aggregate. As of December 31, 2014, TMS Bulkers and TMS Tankers employed approximately 281 people in the aggregate. TMS Bulkers, TMS Offshore Services since the acquisition of Nautilus on October 21, 2015, and TMS Tankers and TMS Cardiff Gas since the acquisition of our gas carrier vessel, are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our drybulk, offshore support, tanker and LPG vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. We did not experience any material work stoppages with respect to our drybulk, tanker and offshore support segments due to labor disagreements during 2016, 2015 or 2014.

E.	Share Ownership
For the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions."
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table sets forth the beneficial ownership of our common shares, as of March 10, 2017, held by:
·	each person or entity that we know beneficially owns 5% or more of our common shares;
·	each of our executive officers, directors and key employees; and
·	all our executive officers, directors and key employees as a group.
Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 10, 2017, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
George Economou (3) (4)	9,837	*	%
Anthony Kandylidis	60	*	%
Executive Officers, Key Employees and Directors as a Group	9,897	*	%
_____________________
*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o DryShips, 109 Kifisias Avenue and Sina Street, Marousi GR 151 24 Greece.
(2)	Based on 87,515,563 common shares outstanding as of March 2, 2017.
(3)
Mr. Economou may be deemed to beneficially own 9,837 common shares of the Company, 912 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 1,566 of these shares through Fabiana, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 21 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 4,842 of these shares, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 2,496 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.

(4)
Excludes 29,166 shares of Series D Preferred Stock that our Chairman and Chief Executive Officer, Mr. George Economou, may be deemed to beneficially own, directly or indirectly. The shares of Series D Preferred Stock each carry 100,000 votes. As of March 2, 2017, there were 29,166 shares of Series D Preferred Stock outstanding.

As of March 2, 2017, we had 7 shareholders of record, all of which were located in the United States and held an aggregate of 87,515,563 of our common shares, representing 100% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 87,510,567 of our common shares as of March 2, 2017. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.	Related Party Transactions
Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas, and Cardiff
Mr. George Economou, our Chairman and Chief Executive Officer, controls the Foundation, which owns 100.0% of the issued and outstanding capital stock of TMS Bulkers, TMS Tankers, TMS Offshore Services, TMS Cardiff Gas and Cardiff. Mr. Economou, and, under the guidance of our board of directors, manages our business, including our administrative functions, and we monitor the performance of the TMS Entities under our management agreements.

Management Agreements – Drybulk Vessels
Since January 1, 2011, we have outsourced all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers, a related party, pursuant to management agreements entered into for each of our operating drybulk carriers and vessels under construction.
Effective from December 31, 2016, all prior management agreements with TMS Bulkers were terminated at no cost by mutual agreement of the parties. In accordance with the terms of the New TMS Agreement, we and our subsidiaries expect to enter into new agreements with TMS Bulkers, effective January 1, 2017, to streamline the services offered by our managers.
Prior Management Agreements with TMS Bulkers
Under our prior management agreements with TMS Bulkers, TMS Bulkers was entitled to a fixed management fee of Euro 1,500 (or $1,577 based on the Euro/U.S. Dollar exchange rate at December 31, 2016) per vessel, per day, which was payable in equal monthly installments in advance and could be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If we requested TMS Bulkers to supervise the construction of a newbuilding vessel, we were obligated to pay TMS Bulkers an upfront fee equal to 10% of the supervision cost budget for such vessel as approved by us in lieu of the fixed management fee. For any additional attendance above the budgeted superintendent expenses, we were charged extra at a standard rate of Euro 500 (or $526 based on the Euro/U.S. Dollar exchange rate as of December 31, 2016) per day. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 (or $1,625 based on the Euro/U.S. Dollar exchange rate as of December 31, 2016) per vessel, per day. Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,673 based on the Euro/U.S. Dollar exchange rate at December 31, 2015). Effective January 1, 2016, the fixed management fee was adjusted by 3% to Euro 1,639 ($1,723 based on the Euro/U.S. Dollar exchange rate at December 31, 2016).
In addition, TMS Bulkers was entitled to a chartering commission of 1.25% of all monies earned by the vessel, which survived the termination of the management agreement until the termination of the charter agreement then in effect or the termination of any other employment arranged prior to such termination. TMS Bulkers also received a sale and purchase commission of 1.0%. Furthermore, under the management agreements, we were permitted to award TMS Bulkers an annual performance incentive fee.
Each management agreement had an initial term of five years and was automatically renewed for a five year period and thereafter extended in five year increments, unless we provided notice of termination in the fourth quarter of the year immediately preceding the end of the respective term. The management agreements were permitted to be terminated as follows:
(i) TMS Bulkers could have terminated the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner were not received by TMS Bulkers within ten running days; (b) the vessel owner did not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employed the vessel in a hazardous or improper manner and the vessel owner failed to remedy such default;
(ii) the vessel owner could have terminated the agreement with immediate effect by notice in writing if TMS Bulkers did not meet its obligations for any reason within its control under the agreement and failed to remedy such default within a reasonable time;
(iii) the agreement was to be deemed terminated in the case of the sale of the vessel, if the vessel became a total loss or was declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party; and
(iv) upon a change of control of us and/or the vessel owners.

In the event that the management agreement was terminated for any reason other than a default by TMS Bulkers, we were required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of us, as defined in the agreements, we were required to pay TMS Bulkers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Bulkers under the then current term of the agreement, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.
The management agreements provided that TMS Bulkers would not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage was proved to have resulted from the negligence, gross negligence or willful default by TMS Bulkers, its employees or agents and in such case the liability of TMS Bulkers per incident or series of incidents was limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provided that TMS Bulkers would not be liable for any of the actions of the crew, even if such actions were negligent, grossly negligent or willful, except to the extent that they were shown to have resulted from a failure by TMS Bulkers to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we agreed to indemnify TMS Bulkers and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the management agreements, TMS Bulkers had the right to subcontract any of its obligations thereunder, including those relating to management of the crew. In the event of such a subcontract, TMS Bulkers remained fully liable for the due performance of its obligations under the management agreements.
During the years ended December 31, 2016, 2015 and 2014, total charges from TMS Bulkers under the management agreements amounted to $19.0 million, $28.4 million and $33.5 million, respectively.
New Management Agreements with TMS Bulkers
Effective December 31, 2016, all prior management agreements with TMS Bulkers were terminated at no cost by mutual agreement of the parties. We and our subsidiaries expect to enter into new agreements with TMS Bulkers, effective January 1, 2017, to streamline the services offered by our managers. In accordance with the terms of the New TMS Agreement, the all-in base cost for providing the increased scope of services will be reduced to $1,643/day per vessel, which is a 33% reduction from current levels, basis a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The New TMS Agreement also entitles the TMS Entities to an aggregate performance bonus for 2016 amounting to $6.0 million, as well as a one-time setup fee of $2.0 million. Under each respective agreement, TMS Bulkers will also be entitled to (i) a discretionary performance fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Bulkers; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Bulkers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.
Management Agreements – Offshore support vessels
Prior Management Agreements with TMS Offshore Services
On October 21, 2015, we acquired 97.44% of the issued and outstanding share capital of Nautilus and on November 24, 2015, acquired the remaining 2.56% which indirectly through its subsidiaries owns six offshore support vessels. Our offshore support service vessel-owning subsidiaries have management agreements with TMS Offshore Services, an entity controlled by our Chairman and Chief Executive Officer Mr. George Economou, pursuant to which TMS Offshore Services provides overall technical and crew management of our platform supply and oil spill Recovery vessels.
For the year ended December 31, 2016, total charges from TMS Offshore Services under the management agreements amounted to $4.6 million. For the period from October 21, 2015 through December 31, 2015, total charges from TMS Offshore Services under the management agreements amounted to $0.5 million.

New Management Agreements with TMS Offshore Services
Effective December 31, 2016, all prior management agreements with TMS Offshore Services were terminated at no cost by mutual agreement of the parties. We expect to enter into new agreements with TMS Offshore Services to streamline the services offered by our managers as of January 1, 2017. In accordance with the terms of the New TMS Agreement, the all-in base cost for providing the increased scope of services will be reduced to $1,643/day per vessel, which is a 33% reduction from current levels, basis a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The New TMS Agreement also entitles the TMS Entities to an aggregate performance bonus for 2016 amounting to $6.0 million, as well as a one-time setup fee of $2.0 million. Under each respective agreement, TMS Offshore Services will also be entitled to (i) a discretionary performance fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Offshore Services; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Offshore Services, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.
Management Agreements – Tankers
Prior Management Agreements with TMS Tankers
Since January 1, 2011 and until the sale of our tanker fleet during 2015, TMS Tankers provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers. Each management agreement provided for a management fee of Euro 1,700 (or $1,788 based on the Euro/U.S. Dollar exchange rate as of December 31, 2016) per vessel, per day, which was payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 (or $1,841 based on the Euro/U.S. Dollar exchange rate as of December 31, 2016) per vessel, per day. Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($1,897 based on the Euro/U.S. Dollar exchange rate at December 31, 2016). In addition, TMS Tankers also received a construction supervisory fee of 10% of the budget for our tankers under construction, payable up front, in lieu of the fixed management fee while our tankers were under construction.
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
The management agreements provided that TMS Tankers shall not be liable to us for any losses or damages arising in the course of its performance under the agreement unless such loss or damage is proved to have resulted from the negligence, gross negligence or willful default by TMS Tankers, its employees or agents and in such case the liability of TMS Tankers per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The management agreements further provided that TMS Tankers shall not be liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they were shown to have resulted from a failure by TMS Tankers to perform its obligations with respect to management of the crew. Except to the extent of the liability cap described above, we had agreed to indemnify TMS Tankers and its employees and agents against any losses incurred in the course of the performance of the agreement. Under the new management agreements, TMS Tankers had the right to sub-contract any of its obligations thereunder, including those relating to management of the crew. In the event of such a sub-contract, TMS Tankers remained fully liable for the due performance of its obligations under the management agreements.
For the years ended December 31, 2016, 2015 and 2014, total charges from TMS Tankers under the management agreements amounted to nil, 13.3 million, and $ 10.5 million, respectively.
New Management Agreements with TMS Tankers
Effective December 31, 2016, all prior management agreements with TMS Tankers were terminated at no cost by mutual agreement of the parties.  However, in connection with our acquisition of an Aframax tanker newbuilding and a second-hand VLCC built in 2011, we expect to enter into new service agreements with TMS Tankers on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services.
Management Agreements – VLGCs
We expect to enter into new service agreements with TMS Cardiff Gas on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services.

Management Agreements – Drilling Units
Services Agreements
Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of our affiliate Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, our Chairman and Chief Executive Officer, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig paid Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the consolidated statements of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement had a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as our controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and the charges from Cardiff Drilling under this agreement are consolidated in our results only up to June 8, 2015.
For the years ended December 31, 2016, 2015 and 2014, total charges from Cardiff Drilling under the Ocean Rig Services Agreement amounted to nil, $7.4 million and $21.3 million, respectively.
Cardiff Tankers Inc.
Under charter agreements for all of our tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, was entitled to a 1.25% commission on the charter hire earned by those tankers.
Cardiff Marine Inc.
On January 2, 2014, we entered into an agreement with certain clients of Cardiff Marine Inc, a company controlled by Mr. George Economou, our Chairman and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. We may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery during 2017.

Consultancy Agreements
Vivid Finance
Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, Vivid provided us with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement had a term of five years and was permitted to be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, we amended the agreement with Vivid to limit the scope of the services provided under the agreement us and our subsidiaries or affiliates, except for Ocean Rig and its subsidiaries. In essence, post-amendment, the consultancy agreement between us and Vivid was in effect for our tanker, drybulk and offshore support shipping segments only. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties.
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
On March 29, 2016, we entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig to assist with the stacking of Ocean Rig's drilling units in Las Palmas.
Sifnos Shareholders Inc.
On October 21, 2015, as amended on November 11, 2015, we entered into the Revolving Credit Facility of up to $60.0 million with Sifnos, an entity controlled by Mr. George Economou, for general working purposes. The loan was secured by the shares that we held in Ocean Rig and in Nautilus, and by a first priority mortgage over one Panamax dry-bulk carrier. The loan had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding loan into shares of our common stock or into shares of common stock of Ocean Rig held by us. The conversion would be based on the volume weighted average price of either stock plus a premium. Furthermore, we, as the borrower under this agreement, had the right to convert $10.0 million of the outstanding loan into 8,333 preferred shares (100,000,000 before the reverse stock splits). On October 21 and December 22, 2015, we drew down the amounts of $20.0 million and $10.0 million, respectively under the above secured revolving credit facility. On December 30, 2015, we exercised our right to convert $10.0 million of the outstanding principal amount of the loan into 8,333 of our Series B Convertible Preferred Stock (100,000,000 before the reverse stock split). Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class, and the shares of Series B Convertible Preferred Stock had five votes per share. The shares of Series B Convertible Preferred Stock were to be mandatorily converted into our common shares on a one to one basis within three months after the issuance thereof or any earlier date selected by us in our sole discretion.

On March 24, 2016, we entered into an agreement to increase the Revolving Credit Facility. The facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we had the right to convert $8.75 million of the outstanding balance of the loan into 29,166 of our preferred shares (3,500,000 before the 1-for-15 and 1-for-8 reverse stock splits), which had a voting power of 5:1 (vis-à-vis common stock) and were mandatorily converted into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction we also entered into a Preferred Stock Exchange Agreement to exchange the 8,333 (100,000,000 before reverse stock splits) Series B Convertible Preferred Shares held by the lender for $8.75 million. On April 5, 2016, the Revolving Credit Facility was further amended, in connection with the sale of all of the shares we held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to Dryships, in exchange for a 40% LTV maximum loan limit, being introduced under the Revolver.  In addition, the interest rate under the loan was reduced to 4% plus LIBOR. On April 5, 2016, we paid Sifnos $45.0 million from our proceeds of the sale of the Ocean Rig shares to Ocean Rig Investments Inc.
On September 9, 2016, we entered into an agreement to convert $8.75 million of the outstanding balance of the Revolving Credit Facility into 29,166 shares of Series D Preferred Stock of the Company (3,500,000 shares before the 1-for-15 and 1-for-8 reverse stock split). Each preferred share has 100,000 votes and shall not be convertible into our common stock. Also on September 21, 2016, we drew down the amount of $7.8 million under the Revolving Credit Facility.
On October 31, 2016, we sold the shares of the owning companies of two Panamax vessels the Amalfi and Samatan, and as part of the transaction, entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding loan into our common shares. Following the above transaction, the outstanding balance under the Revolving Credit Facility was $69.4 million. This transaction was approved by the independent members of our Board of Directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two syndicated loans previously arranged by HSH Nordbank, with outstanding balance of an aggregate $85.1 million under the ex-HSH syndicated facilities.
On December 15, 2016, we made a prepayment of $33.5 million under the Revolving Credit Facility.
On December 30, 2016, Sifnos entered into the New Revolving Facility for up to $200 million, which refinanced the majority of our outstanding debt, including the Revolving Credit Facility and the ex-HSH syndicated facilities. This new loan carries an interest rate of LIBOR plus 5.5%, is non-amortizing, has a tenor of 3 years, has no financial covenants and was arranged with a fee of 2.0%. In addition, Sifnos has the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%.
As of December 31, 2016, we had $121.0 million outstanding under the New Revolving Facility.
George Economou
As our Chairman, Chief Executive Officer and principal shareholder of the 29,166 shares (3,500,00 shares before the 1-for-15 and 1-for-8 reverse stock split) of our Series D Preferred Stock, which have 100,000 votes per share and are not be convertible into our common shares, Mr. George Economou has the ability to control our operations.

On December 30, 2015, we elected to convert $10.0 million of the outstanding principal amount of the Revolving Credit Facility into 8,333 of our Series B Convertible Preferred Stock (100,000,000 before the reverse stock split). Each preferred share had five votes and was mandatorily converted into our common shares on a one to one basis within three months after the issuance thereof on a date selected by us. On March 24, 2016, we entered into an agreement to increase the secured revolving facility by $10.0 million and as part of the transaction we entered into a Preferred Stock Exchange Agreement to exchange the 8,333 (100,000,000 before the reverse stock split) Series B Convertible Preferred Shares held by the lender for $8.75 million.
On April 5, 2016, we repaid $45.0 million of the above secured revolving facility.
Other
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
On September 16, 2016 and October 26, 2016, we also entered into sales agreements with entities controlled by Mr. George Economou for the sale of the shares of the owning companies of the Panamax vessel Oregon and the Panamax vessels Amalfi and Samatan, respectively.
On January 12, 2017, we entered into the LPG Option Agreement with companies controlled by our Chairman and Chief Executive Officer, Mr. George Economou, to purchase up to four high specifications VLGCs capable of carrying LPG that are currently under construction at HHI . Each of the four VLGCs are expected to be employed on long term charters to major oil companies and oil traders. On January 19, 2017 and March 10, 2017, we acquired the first and second VLGCs, respectively for a purchase price of $83.5 million each.

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
As part of the normal course of operations, our customers may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reached agreement with the customer on the amounts due.
An investigation was carried out by Chinese authorities in relation with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016. The vessel remained detained in Ningbo, China and was released during July 2016.

Dividend Policy
In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning in the fourth quarter of 2008, previously suspended dividends in respect of our common shares. Beginning for the fourth quarter ended December 31, 2016, our board of directors approved a dividend policy to declare and pay quarterly dividends of $2.5 million to holders of our common stock. The dividend per share to be paid by the Company will be determined based on the number of shares outstanding on the applicable record date. We may however in the future determine to set aside amounts for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. We may also incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends.
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
The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk, tanker, LPG or offshore support charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

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
The drybulk, tanker, LPG and offshore support shipping industries are highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that we will pay dividends.

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
For the Year Ended**
	Low	High
December 31, 2012	$18,960.00	$44,880.00
December 31, 2013	$19,680.00	$56,400.00
December 31, 2014	$9,361.20	$51,720.00
December 31. 2015	$1,017.60	$13,560.00
December 31, 2016	$29.52	$1,923.60

For the Quarter Ended**
March 31, 2015	$8,760.00	$13,560.00
June 30, 2015	$7,214.40	$9,740.00
September 30, 2015	$1,903.20	$8,103.60
December 31, 2015	$1,017.60	$2,983.20
March 31, 2016	$1032.00	$1,923.60
June 30, 2016	$270.24	$1,924.80
September 30, 2016	$50.64	$296.74
December 31, 2016	$28.40	$584.00

For the Month Ended**
October 2016	$37.20	$54.34
November 2016	$31.52	$584.00
December 2016	$28.40	$43.20
January 2017	$1.99	$29.04
February 2017	$1.87	$5.61
March 2017 (through March 9, 2017)	$1.27	$1.91
** All share prices have been adjusted to account for all reverse stock splits, including the 1-for-25 reverse stock split on March 11, 2016, the 1-for-4 reverse stock split on August 15, 2016, the 1-for-15 reverse stock split on November 1, 2016 and the 1-for-8 reverse stock split on January 23, 2017.

Item 10.	Additional Information
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in our Registration Statement on Form F-3 (Registration No. 333-202821), filed with the SEC on April 29, 2015, is incorporated by reference herein, provided that as of March 2, 2017, we had 87,515,563 common shares outstanding.
The following is a description of the material terms of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.
Description of Common Shares
Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share.
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
On February 22, 2016, a committee of our board of directors determined to affect a 1-for-25 reverse stock split of shares of our common stock. The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on March 11, 2016.
On July 29, 2016, our board of directors determined to effect a 1-for-4 reverse stock split of shares of our common stock.  The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on August 15, 2016.
On October 27, 2016, a Reverse Stock Split Committee of our board of directors determined to effect a 1-for-15 reverse stock split of shares of our common stock.  The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on November 1, 2016.
On December 23, 2016, we entered into the 2016 Purchase Agreement with Kalani.  As of January 31, 2017, we completed the sale to Kalani of the full $200.0 million worth of shares of our common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, we sold an aggregate 31,769,940 shares of our common stock to Kalani at an average price of approximately $6.30 per share.
On January 18, 2017, our board of directors determined to effect a 1-for-8 reverse stock split of shares of our common stock.  The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on January 23, 2017.

On February 17, 2017, we entered into the 2017 Purchase Agreement with Kalani. As of March 10, 2017, we have sold $182.1 million worth of shares of our common stock to Kalani pursuant to the 2017 Purchase Agreement. Between the date of the 2017 Purchase Agreement, February 17, 2017, and March 10, 2017, we sold an aggregate 103,867,307 shares of our common stock to Kalani at an average price of approximately $1.75 per share.
Description of Preferred Shares
As of the date of this annual report, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000,000 have been designated as Series A Convertible Preferred Stock, 10,000,000 have been designated as Series A Participating Preferred Stock, 100,000,000 have been designated as Series B Preferred Stock, 10,000 shares have been designated as Series C Convertible Preferred Stock, 3,500,000 shares have been designated as Series D Preferred Stock, 50,000 shares have been designated as Series E-1 Convertible Preferred Stock, and 50,000 shares have been designated as Series E-2 Convertible Preferred Stock. As of March 10, 2017, there were 29,166 shares of Series D Preferred Stock outstanding, and no other preferred shares were issued and outstanding. All of our shares of stock are in registered form.
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
For a more information regarding our Series A Participating Preferred Stock, see "—Stockholders Rights Agreement."
We entered into the Revolving Credit Facility with Sifnos, an entity controlled by Mr. Economou, on October 21, 2015, and subsequently amended it on November 11, 2015, pursuant to which we were initially permitted to borrow up to $60.0 million principal amount from Sifnos, as lender. Pursuant to the terms of the Revolving Credit Facility, on December 30, 2015, we exercised our right to convert $10.0 million in aggregate principal of the Revolving Credit Facility into 8,333 shares (100,000,000 shares before the reverse stock splits) of our Series B Convertible Preferred Stock.
The holders of each share of Series B Convertible Preferred Stock were entitled to vote with the holders of each share of our common stock on all matters on which shares of our common stock were entitled to vote as a single class, and the shares of Series B Convertible Preferred Stock had five votes per share. The shares of Series B Convertible Preferred Stock were mandatorily convertible into shares of our common stock on a one to one basis within three months after the issuance thereof or any earlier date selected by us in our sole discretion. The Series B Convertible Preferred Stock had the same dividend and liquidation rights as shares of our common stock.

On March 24, 2016, we entered into an agreement to increase the maximum available amount under the Secured Revolving Credit Facility by $10.0 million to $70.0 million, and as part of the transaction we entered into a Preferred Stock Exchange Agreement to exchange the 8,333 Series B Convertible Preferred Shares (100,000,000 Series B Convertible Preferred Shares before the reverse stock splits) held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares, effective March 24, 2016.
On April 5, 2016 and September 9, 2016, the Revolving Credit Facility was amended to include certain additional conversion mechanisms. Pursuant to the Secured Revolving Credit Facility, as amended, we had the option to elect, at any time prior to the maturity date of the Secured Revolving Credit Facility, to convert $8.75 million of the outstanding principal amount of loans into 29,166 shares of Series D Preferred Stock (3,500,000 shares of Series D Preferred Stock before the 1-for-15 and 1-for-8 reverse stock splits) of the Company. On September 13, 2016, we elected to exercise our preferred stock rights pursuant to the Secured Revolving Credit Facility and issued 29,166 shares of Series D Preferred Stock (3,500,000 shares of Series D Preferred Stock before the 1-for-15 and 1-for-8 reverse stock splits) to Sifnos.
Each share of Series D Preferred Stock is entitled to vote with the common shares on all matters on which the common shares are entitled to vote as a single class, and the shares of Series D Preferred Stock have 100,000 votes per share.  Shares of Series D Preferred Stock have the same dividend and liquidation rights as our common shares on a share-for-share basis.
On June 8, 2016, we entered into a securities purchase agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase an additional 5,000 Series C Convertible Preferred Shares and 310 common shares (148,998 common shares before the 1-for-4 and 1-for 15 reverse stock splits). On August 10, 2016, the institutional investor exercised the warrants and we issued an additional 5,000 Series C Convertible Preferred Shares.
Our Series C Convertible Preferred Shares that were outstanding until November 2016, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranked senior with respect to all shares of capital stock of the Company except for the Series E-1 and E-2 Convertible Preferred Shares, with which the Series C Convertible Preferred Shares ranked on a pari passu basis. Holders of the Series C Convertible Preferred Shares were entitled to dividends in the amount of 8.0% per annum, subject to an increase to 12% per annum upon the occurrence and continuance of certain triggering events. Dividends were payable monthly in common shares or cash, at our option.
The Series C Convertible Preferred Shares were initially convertible at any time at the option of the holder into common shares at a fixed conversion price of $2.75 per common share, subject to adjustment in accordance with the terms of the Series C Convertible Preferred Statement of Designations; provided, however, that if the volume weighted average price of our common shares on the Nasdaq Capital Market is below the fixed conversion price, subject to certain adjustments, then the holder may convert the Series C Convertible Preferred Shares at an alternate price equal to the higher of (x) 75.0% of the lowest daily volume weighted average price on any trading day during the 21 consecutive trading day period ending on the trading day immediately prior to the conversion date and (y) $0.37.
The Series C Convertible Preferred Shares would not be converted, and common shares would not be issued in connection therewith, if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 4.99% of the outstanding common shares. At each holder's option, the cap could be raised or lowered to any other percentage not in excess of 9.99%, except that any increase will only be effective upon 61-days' prior notice to us.
If the Company was deemed to have issued or sold common shares, options, or convertible securities for a consideration per share less than the conversion price of the Series C Convertible Preferred Shares then in effect, the conversion price would be reduced to the deemed sale price of such securities.

Upon our liquidation, dissolution or winding up, holders of Series C Convertible Preferred Shares were entitled to be paid out of our assets, before any amount would be paid to the holders of any other shares of our capital stock except for Series E-1 and E-2 Convertible Preferred Shares, an amount per Series C Preferred Share equal to $1,000 plus any accrued but unpaid dividends thereon and the amount per share such holder would receive if such holder converted such Series C Convertible Preferred Shares into common shares immediately prior to the date of payment.
Except as otherwise required by law (or with respect to approval of certain actions as set forth in the Series C Convertible Preferred Statement of Designations), the Series C Convertible Preferred Shares did not have voting rights. As of November 18, 2016, all of our outstanding Series C Convertible Preferred Shares have been converted into an aggregate 177,886 shares of our common stock (1,423,091 shares of our common stock before the 1-for-8 reverse stock split) in accordance with the terms of the Certificate of Designations of the Series C Convertible Preferred Shares.
On November 16, 2016, we entered into a Securities Purchase Agreement with  Kalani for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 46,609 shares of our common stock (372,874 shares of our common stock before the 1-for-8 reverse stock split) (with the number of common shares issuable subject to adjustment as described therein), and 13 shares of our common stock (100 shares of our common stock before the 1-for-8 reverse stock split). The gross proceeds from the sale of the securities, including all of the preferred warrants exercised in the transaction amounted to $100.0 million.
We initially issued 20,000 shares of Series E-1 Convertible Preferred Shares and had 30,000 additional shares of Series E-1 Convertible Preferred Shares available to be issued pursuant to our Statement of Designations of the Series E-1 Preferred Shares and Series E-1 Preferred Warrants (as discussed below).  The Series E-1 Preferred Convertible Preferred Shares were convertible at any time at the option of the holder into common shares at a fixed conversion price of $30.00 per common share; provided, however, that if the volume weighted average price of the common shares on the Nasdaq Capital Market is below $30.00 (subject to adjustment as described herein), then the holder had the option to convert the Series E-1 Convertible Preferred Shares at an alternate price equal to the higher of (x) 77.5% of the lowest daily volume weighted average price on any trading day during the 14 consecutive trading day period ending on the trading day immediately prior to the conversion date and (y) $1.50. At any time, the Company may redeem all, but not less than all, of the Series E-1 Convertible Preferred Shares on the terms described in the governing documents.
An additional 50,000 Series E-2 Convertible Preferred Shares were issued upon exercise of our Series E-2 Preferred Warrants (as described below) and our Statement of Designations of the Series E-2 Preferred Shares with respect thereto.  The Series E-2 Convertible Preferred Shares were convertible at any time at the option of the holder into common shares at a fixed conversion price of $30.00 per common share; provided, however, that if the volume weighted average price of the common shares on the Nasdaq Capital Market was below $30.00 (subject to adjustment as described herein), then the holder had the option to convert the Series E-2 Convertible Preferred Shares at an alternate price equal to the higher of (x) 85.0% of the lowest daily volume weighted average price on any trading day during the 21 consecutive trading day period ending on the trading day immediately prior to the conversion date and (y) $1.50.
The Series E-1 Preferred Warrants were exercisable into up to 30,000 Series E-1 Convertible Preferred Shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series E-1 Convertible Preferred Share, and shall expired two years after the date of issuance of such warrant.
The Series E-2 Preferred Warrants were exercisable into up to 50,000 Series E-2 Convertible Preferred Shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series E-1 Convertible Preferred Share, and shall expire two years after the date of issuance of such warrant.

In connection with the purchase of Series E-1 Convertible Preferred Shares, we also agreed to issue to Kalani additional shares of our common stock equal to 1.5% of the quotient of (x) the Aggregate Exercise Price (as defined in the Series E-1 Preferred Warrants) paid to us in connection with an exercise of the Series E-1 Preferred Warrants, divided by (y) the Alternate Conversion Price (as defined in the Series E-1 Convertible Preferred Shares Statement of Designations), which Kalani agreed to accept in the form of a prepaid Series F-1 Common Warrant, or the Additional F-1 Common Shares.  Initially, the Series F-1 Common Warrant was only exercisable into 1,237 shares of our common stock (9,900 shares of our common stock before the 1-for-8 reverse stock split), which together with the 12 shares of our common stock (100 shares of our common stock before the 1-for-8 reverse stock split) issued to Kalani initially, represented the 1,249 shares (10,000 shares of our common stock before the 1-for-8 reverse stock split) issuable at a deemed price of $30.00 per share in connection with the initial issuance of Series E-1 Convertible Preferred Shares.  Upon each exercise of the Series E-1 Preferred Warrants, the related Additional F-1 Convertible Common Shares became exercisable thereunder.  No consideration was required to be paid upon any exercise of the Series F-1 Common Warrants.
In connection with the purchase of Series E-2 Convertible Preferred Shares, we also agreed to issue to Kalani additional shares of Common Stock equal to 1.5% of the quotient of (x) the Aggregate Exercise Price (as defined in the Series E-2 Preferred Warrants) paid to us in connection with an exercise of the Series E-2 Preferred Warrants, divided by (y) the Alternate Conversion Price (as defined in the Series E-2 Convertible Preferred Shares Statement of Designations), which Kalani agreed to accept in the form of a prepaid Series F-2 Common Warrant (the "Additional F-2 Common Shares").  Initially, the Series F-2 Common Warrant was not exercisable into any common shares.  Upon each exercise of the Series E-2 Preferred Warrant, the related Additional F-2 Convertible Common Shares became exercisable thereunder.
As of December 12, 2016, all of the preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 Series E-2 Convertible Preferred Shares and related prepaid warrants to purchase shares of our common stock have been exercised and the Series E-1 Convertible Preferred Shares and Series E-2 Convertible Preferred Shares have been converted into an aggregate 3,991,579 shares of our common stock (31,932,629 shares of our common stock before the 1-for-8 reverse stock split) in accordance with the terms of the Certificate of Designations of the Series E-1 and E-2 Convertible Preferred Shares.

Our Articles of Incorporation and Bylaws
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws do not impose any limitations on the ownership rights of our shareholders.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. Our Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our Amended and Restated Bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. The term of our directors designated Class A directors expires at our 2017 annual meeting of shareholders. Class B directors serve for a term expiring at our 2018 annual meeting of shareholders. Directors designated as Class C directors serve for a term expiring at our 2019 annual meeting of shareholders. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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
We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our by-laws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
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
Blank Check Preferred Stock
Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock 10,000,000 of these shares have been designated as Series A Participating Preferred Stock and 100,000,000 of those have been designated as Series B Convertible Preferred Stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares have been designated as Series E-1 Convertible Preferred Stock, and 50,000 shares have been designated as Series E-2 Convertible Preferred Stock.  As of March 10, 2017, there were 29,166 shares of Series D Preferred Stock (3,500,000 shares of Series D Preferred Stock before the 1-for-15 and 1-for-8 reverse stock split) outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
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
The Rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of March 10, 2017, no exercise of any Right had occurred.
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
·
more than 50% of the Company's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or

·
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
Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2016 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2016 taxable year, the Company's stock was "primarily and regularly traded" on the Nasdaq Global Select Market, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2016 United States income tax returns.
Under the Treasury Regulations, stock of a corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our common shares, which constitute more than 50% of the total combined voting power and total value of our stock, are listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

It is further required that, with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in de minimis quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the foregoing trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the foregoing trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common shares, such class of stock is traded on an established securities market in the United States, such as the Nasdaq Global Select Market, and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the 5 Percent Override Rule.
For purposes of determining the persons that own 5% or more of our common shares, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders control more than 50% of the voting power or value of our common shares for more than half of the days in the taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule.
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

Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:
·	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
·	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.
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
·	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holders' aggregate holding period for the common shares;
·	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
·
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
·
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

·	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:
·	ails to provide an accurate taxpayer identification number;
·	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or
·	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If a Non-U.S. Holder sells our common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.
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
As of December 31, 2016, we did not have any interest rate swaps, cap or floor agreements.
Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, net loss and cash outflows in the current year by approximately $1.4 million based upon our debt level at December 31, 2016. A 1.0% increase in LIBOR, with all other variables held constant, would have increased our interest and finance costs for the year ended December 31, 2016 from $8.9 million to $10.3 million based upon our debt level at December 31, 2016.
Foreign Currency Exchange Risk
We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for our offshore support is receivable in Brazilian Real.  For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2016, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates, as well as the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would not have a material effect on our net loss.
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
Further, each share of our Series D Preferred Stock carries 100,000 votes and is not convertible into our common stock.
Item 15.	Controls and Procedures
(a) Disclosure Controls and Procedures
Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (2013 Framework), as of December 31, 2016.
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
Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2016, based on the framework established in Internal Control—Integrated Framework issued by COSO (2013 Framework). Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting is effective as of December 31, 2016.
The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2016, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.
(c) Report of Independent Registered Public Accounting Firm
The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting
There have been no significant changes in our internal control over financial  reporting that have accrued during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Mr. Harry Kerames, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," a member of our audit committee, qualifies as an "audit committee financial expert" as that term is defined under SEC regulations. Our board of directors has also determined that Mr. Demathas and Mr. Kerames are independent under SEC Rule 10A-3 of the Exchange Act and Nasdaq independence rules.
Item 16B.	Code of Ethics
We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. A copy of our code of ethics is posted in the "Investor Relations" section of the DryShips Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 109 Kifisias Avenue and Sina Street, 151 24 Marousi, Athens, Greece. No substantive amendments to our code of ethics were made during the fiscal year ended December 31, 2016, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 2016.
Item 16C.	Principal Accountant Fees and Services
Audit Fees
The table below sets forth the total fees for the services performed by our Independent Auditors. The table below also identifies these amounts by category of services.
(U.S. Dollars in Thousands)	2015	2016
Audit and audit related fees	$1,241	$231
Tax fees	122	-
Total fees	$1,363	$231

Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. There were no audit-related or other fees billed in 2016 and 2015.
The total fees for services performed by our Independent Auditors decreased for the year ended December 31, 2016, as compared to the respective period in 2015, mainly due to the deconsolidation of Ocean Rig, on June 8, 2015.
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
·
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and by-laws, the board of directors approves certain share issuances.

·	Our board of directors will not hold regularly scheduled meetings at which only independent directors are present.
·
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

1.2	Second Amended and Restated Bylaws of DryShips Inc., incorporated by reference to Exhibit 1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on May 7, 2015.
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

2.4
Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of DryShips Inc, incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

2.5
Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on June 8, 2016.

2.6	Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of DryShips Inc.
2.7
Statement of Designations, Preferences and Rights of the Series E-1 Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

2.8
Statement of Designations, Preferences and Rights of the Series E-2 Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 3.2 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

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

4.6
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

4.7
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

4.9
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

4.10
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

4.11
Commitment Letter, dated February 13, 2012, by and between the Company and HSH Nordbank AG relating to a term loan facility of up to $87,653,740, incorporated by reference to Exhibit 4.107 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.12
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

4.13
Form of Vessel Management Agreement, dated January 1, 2011 with TMS Bulkers Ltd., incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.14
Form of Vessel Management Agreement, dated December 28, 2010 with TMS Tankers Ltd., incorporated by reference to Exhibit 4.113 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.15
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

4.16
Addendum No. 1, dated January 1, 2013, to the Consultancy Agreement, dated September 1, 2010, by and between the Company and Vivid Finance Inc., incorporated by reference to exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.17
Form of Vessel Management Agreement, dated May 7, 2014, by and between Chloe Owning Company Limited and TMS Bulkers Ltd., incorporated by reference to Exhibit 4.178 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.18
Second Supplemental Agreement, dated November 12, 2014, to a Loan Agreement dated June 20, 2008, by and among Aegean Traders Inc., as Borrower, DryShips Inc., as Corporate Guarantor and Portigon AG, London Branch, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.183 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.19
Management Agreement, dated August  27, 2013, by and between Vega Inruda AS., as the Owner, and TMS Offshore Services Ltd., as the Manager, incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.20
Management Agreement, dated September 6, 2013, by and between Vega Jaanca AS., as the Owner, and TMS Offshore Services Ltd., as the Manager, incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.21
Management Agreement, dated September 11, 2013, by and between Vega Crusader AS., as the Owner, and TMS Offshore Services Ltd., as the Manager, incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.22
Management Agreement, dated September 11, 2013, by and between Vega Emtoli AS., as the Owner, and TMS Offshore Services Ltd., as the Manager, incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.23
Management Agreement, dated September 20, 2013, by and between Vega Juniz AS., as the Owner, and TMS Offshore Services Ltd., as the Manager, incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.24
Management Agreement, dated September 26, 2013, by and between Vega Corona AS., as the Owner, and TMS Offshore Services Ltd., as the Manager, incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.25
Memorandum of Agreement by and between Olympian Athena Owners Inc and TMS Tankers LTD for the sale of the vessel Alicante, dated April 30, 2015, incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.26
Memorandum of Agreement by and between Olympian Poseidon Owners Inc and TMS Tankers LTD for the sale of the vessel Belmar, dated April 30, 2015, incorporated by reference to Exhibit 4.88 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.27
Memorandum of Agreement by and between Olympian Aphrodite Owners Inc and Arabella Owning Company Limited for the sale of the vessel Bordeira, dated April 30, 2015, incorporated by reference to Exhibit 4.89 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.28
Memorandum of Agreement by and between Olympian Demeter Owners Inc and TMS Tankers LTD for the sale of the vessel Calida, dated April 30, 2015, incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.29
Memorandum of Agreement by and between Olympian Hera Owners Inc and TMS Tankers LTD for the sale of the vessel Daytona, dated April 30, 2015, incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.30
Memorandum of Agreement by and between Olympian Ares Owners Inc and Alceste Owning Company Limited for the sale of the vessel Lipari, dated April 30, 2015, incorporated by reference to Exhibit 4.92 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.31
Memorandum of Agreement by and between Olympian Dionysus Owners Inc and TMS Tankers LTD for the sale of the vessel Mareta, dated April 30, 2015, incorporated by reference to Exhibit 4.93 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.32
Memorandum of Agreement by and between Olympian Artemis Owners Inc and Mireille Owning Company Limited for the sale of the vessel Petalidi, dated April 30, 2015, incorporated by reference to Exhibit 4.94 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.33
Memorandum of Agreement by and between Olympian Zeus Owners Inc and TMS Tankers LTD for the sale of the vessel Saga, dated April 30, 2015, incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.34
Memorandum of Agreement by and between Olympian Apollo Owners Inc and Semele Owning Company Limited for the sale of the vessel Vilamoura, dated April 30, 2015, incorporated by reference to Exhibit 4.96 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.35
Amended and Restated Secured Exchangeable Promissory Note, dated June 4, 2015, by and between DryShips Inc. and Ocean Rig UDW, Inc., incorporated by reference to Exhibit 4.97 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.36
Addendum No 1 to the Memorandum of Agreement, dated April 30, 2015 between Olympian Poseidon Owners Inc and TMS Tankers LTD for the sale of the vessel Belmar, dated June 30, 2015, incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.37
Termination, Release and Share Transfer Agreement, dated August 13, 2015, by and among DryShips Inc., Alley Finance Co and Ocean Rig UDW Inc., incorporated by reference to Exhibit 4.99 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.38
Share Purchase Agreement dated September 9, 2015, by and among, Alivia Investments Inc., as Buyer, TMS Bulkers Ltd., as Buyers' Guarantor, DryShips Inc. as Seller 1 and Oceanfreight Inc., as Seller II, incorporated by reference to Exhibit 4.100 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.39
Share Purchase Agreement, dated September 9, 2015, by and among Rossela Owning Company Limited as Buyer, TMS Bulkers Ltd. as Buyers' Guarantor, Dalian Star Shareholdings Inc. as Seller and DryShips Inc. as Guarantor, incorporated by reference to Exhibit 4.101 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.40
Memorandum of Agreement, dated September 9, 2015 between Thelma Shipping Company Limited and Magenta Owning Company Limited for the sale of the vessel Manasota, incorporated by reference to Exhibit 4.102 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.41
Memorandum of Agreement, dated September 9, 2015 between Norwalk Star Owners Inc and Aurelia Owning Company Limited for the sale of the vessel Capri, incorporated by reference to Exhibit 4.103 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.42
Memorandum of Agreement, dated September 9, 2015 between Fabiana Navigation Company Limited and Amaya Owning Company Limited for the sale of the vessel Alameda, incorporated by reference to Exhibit 4.104 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.43
Addendum No 1 to the Memorandum of Agreement, dated September 9, 2015 between Thelma Shipping Company Limited and Magenta Owning Company Limited, dated September 29, 2015, incorporated by reference to Exhibit 4.105 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.44
Addendum No 1 to the Share Purchase Agreement, dated September 9, 2015 between Alivia Investments Inc and Dryships Inc and Oceanfreight Inc., dated October 9, 2015, incorporated by reference to Exhibit 4.106 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.45
Share Purchase Agreement, dated October 21, 2015, by and among DryShips Inc., Mezzanine Financing Investment III Shareholders Ltd. and Red River Enterprises Inc., incorporated by reference to Exhibit 4.107 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.46
Secured Revolving Facility Agreement, dated October 21, 2015, by and between DryShips Inc. as Borrower and Sifnos Shareholders Inc., as Lender, incorporated by reference to Exhibit 4.108 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.47
First Amendment to the Secured Revolving Facility Agreement, dated October 21, 2015 by and between DryShips Inc. as Borrower and Sifnos Shareholders Inc., as Lender, dated November 11, 2015, incorporated by reference to Exhibit 4.109 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.48
Share Purchase Agreement, dated November 24, 2015, by and between Mezzanine Financing Investment III Ltd., a subsidiary of DryShips Inc., as buyer. and VRG AS, as seller, for the purchase of all of the shares the buyer holds in Nautilus Offshore Services, Inc., incorporated by reference to Exhibit 4.110 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.49
Share Purchase Agreement by and among Tidore Investments Inc., whose performance is guaranteed by TMS Bulkers Ltd., and Oceanfreight Inc., whose performance is guaranteed by DryShips Inc., dated March 24, 2016, incorporated by reference to Exhibit 4.111 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.50	Second Amendment to the Secured Revolving Facility Agreement dated October 21, 2015, as amended, between Dryships Inc. and Sifnos Shareholders Inc., dated March 24, 2016.
4.51	Preferred Stock Exchange Agreement dated March 24, 2016 between DryShips Inc. and Sifnos Shareholders Inc. relating to the Secured Revolving Facility Agreement, dated October 21, 2015, as amended.
4.52	Memorandum of Agreement between Vega Crusader AS, as Sellers and Dianthus Maritime Ltd, as Buyers, for the sale of the vessel Crescendo (ex Vega Crusader), dated March 29, 2016.
4.53	Memorandum of Agreement between Vega Juniz AS, as Sellers and Fiore Shipping Ltd, as Buyers, for the sale of the vessel Jubilee (ex Vega Juniz), dated March 29, 2016.

4.54	Agreement between Ocean Rig Global Chartering Inc. and Dianthus Maritime Ltd for the time charter of the vessel Crescendo, dated March 29, 2016.
4.55	Agreement between Ocean Rig Global Chartering Inc. and Fiore Shipping Inc for the time charter of the vessel Jubilee, dated March 29, 2016.
4.56
Stock Purchase Agreement by and between DryShips Inc. and Ocean Rig Investments Inc., dated April 5, 2016, incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.57
Amended and Restated Secured Revolving Facility Agreement by and between DryShips Inc. and Sifnos Shareholders Inc., dated as of April 5, 2016, incorporated by reference to Exhibit 4.113 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.58	Memorandum of Agreement between Vega Inruda AS, as Sellers and Newmont Chartering Limited, as Buyers, for the sale of the vessel Indigo (ex Vega Inruda), dated May 1, 2016.
4.59
Form of Securities Purchase Agreement between DryShips Inc. and an institutional investor, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on June 8, 2016.

4.60	Memorandum of Agreement between Malvina Shipping Company Limited and Ocean Star Shipping Limited for the sale of the vessel Coronado, dated August 22, 2016.
4.61	Memorandum of Agreement between Karmen Shipping Company Limited and Proper In Management Inc. for the sale of the vessel Sonoma, dated September 5, 2016.
4.62	First Amendment and Waiver between Dryships Inc. and Sifnos Shareholders Inc. relating to the Amended and Restated Secured Revolving Facility Agreement, dated September 9, 2016.
4.63
Share Purchase Agreement between Evita Shareholders Limited, as buyer, and Iason Shareholdings Limited, as seller, for the sale of all of the issued and outstanding capital stock of Iason Owning Company Limited, dated September 16, 2016.

4.64	Memorandum of Agreement between Samsara Shipping Company Limited and Ningbo Zhun Xing Shipping Ltd for the sale of the vessel Ocean Crystal, dated September 27, 2016.
4.65	Memorandum of Agreement between Aegean Traders Inc. and Synergasia Investment Corporation for the sale of the vessel Sorrento, dated October 8, 2016.
4.66
Share Purchase Agreement between Severo Shareholders Limited, as buyer, and Boone Star Shareholders Inc., as seller, for the sale of all the issued and outstanding capital stock of Boone Star Owners Inc, dated October 26, 2016.

4.67
Share Purchase Agreement between Aliana Shareholders Limited, as buyer, and Iokasti Shareholdings Limited, as seller, for the sale of all the issued and outstanding capital stock of Iokasti Owning Company Limited, dated October 26, 2016.

4.68
Share Purchase Agreement between Rosalia Shareholders Limited, as buyer, and Azalea Shareholders Limited, as seller, for the sale of all the issued and outstanding capital stock of Ialysos Owning Company Limited, dated October 26, 2016.

4.69	Side Letter dated October 26, 2016 between Evita Shareholders Limited, TMS Bulkers Ltd, Iason Shareholdings Limited and DryShips Inc. regarding a Share Purchase Agreement, dated September 16, 2016.
4.70	Side Letter dated October 26, 2016 between Aliana Shareholders Limited, TMS Bulkers Ltd, Iokasti Shareholdings Limited and DryShips Inc. regarding a Share Purchase Agreement, dated October 26, 2016.
4.71	Side Letter dated October 26, 2016 between Severo Shareholders Limited, TMS Bulkers Ltd, Boone Star Shareholders Inc. and DryShips Inc. regarding a Share Purchase Agreement, dated October 26, 2016.
4.72	Side Letter dated October 26, 2016 between Rosalia Shareholders Limited, TMS Bulkers Ltd, Azalea Shareholders Limited and DryShips Inc. regarding a Share Purchase Agreement, dated October 26, 2016.
4.73	Second Amendment and Waiver between Dryships Inc. and Sifnos Shareholders Inc. relating to the Amended and Restated Secured Revolving Facility Agreement, dated October 31, 2016.
4.74
Form of Securities Purchase Agreement between DryShips Inc. and an institutional investor, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

4.75	Settlement, Release and Supplemental Facility agreement by and between Aegean Traders Inc. as Borrower, Dryships Inc., as Guarantor and Portigon AG, as Lender, dated November 18, 2016.
4.76
Sale and Transfer Deed in relation to a Junior Loan Agreement amongst DryShips Inc., as Borrower, Advice Investments S.A., as Purchaser, and HSH Nordbank AG, as Assigning Lender, Swap Bank, Lead Bookrunner, Agent, and Security Trustee, dated November 30, 2016.

4.77
Sale and Transfer Deed in relation to a Senior Loan Agreement amongst DryShips Inc., as Borrower, Advice Investments S.A., as Purchaser, each of HSH Nordbank AG, Bank of America, N.A., Unicredit Bank AG, Nataxis and Santander Asset Finance PLC as Participating Senior Lenders, and HSH Nordbank AG, as Senior Swap Bank, Lead Bookrunner, Agent, and Security Trustee, dated November 30, 2016.

4.78
Agency Transfer Agreement in respect of a Senior Term Loan and Junior Term Loan amongst DryShips Inc., Advice Investments S.A., as Senior and Junior Lenders, HSH Nordbank AG as Retiring Agent and Retiring Security Trustee and Advice Investments S.A. as Successor Agent and Successor Security Trustee, dated November 30, 2016.

4.79	Sale and Transfer Deed in relation to a Senior and Junior Loan, dated November 30, 2016.
4.80	Side Letter between Advice Investments S.A. and Sifnos Shareholders Inc., dated November 30, 2016.
4.81	Transfer Certificate between HSH Nordbank AG and Advice Investments S.A., dated November 30, 2016.
4.82	Transfer Certificate between Santander Asset Finance PLC and Advice Investments S.A., dated November 30, 2016.
4.83	Transfer Certificate between Unicredit Bank AG and Advice Investments S.A., dated November 30, 2016.
4.84	Transfer Certificate between HSH Nordbank AG and Advice Investments S.A., dated November 30, 2016.
4.85	Transfer Certificate between Nataxis and Advice Investments S.A., dated November 30, 2016.
4.86	Transfer Certificate between Bank of America, N.A. and Advice Investments S.A., dated November 30, 2016.
4.87	Notice of Sale and Transfer, dated November 30, 2016.
4.88
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited dated December 23, 2016, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on December 27, 2016.

4.89	Secured Revolving Facility Agreement by and between DryShips Inc. and Sifnos Shareholders Inc., dated December 30, 2016.
4.90	Option Agreement between DryShips Inc. and certain clients of TMS Cardiff Gas Ltd., dated January 12, 2017.
4.91
Share Purchase Agreement between LPG Investments Inc. and VLGC Alpha Shareholding Ltd., for the purchase of all the issued and outstanding capital stock of VLGC Alpha Owning Ltd, dated January 18, 2017.

4.92	Memorandum of Agreement between Dat Atlantic Eternity S.A. and Regina Owners Inc for the newbuilding Hull No. S811, dated February 10, 2017.
4.93	Memorandum of Agreement between Andromeda Maritime Limited and Tortuga Owners Inc. for the vessel Orthis, dated February 14, 2017.
4.94
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited dated February 17, 2017, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on February 17, 2017.

4.95	Agreement, dated December 9, 2016, among Dryships Inc., TMS Bulkers Inc., and TMS Offshore Services Ltd.
4.96	Termination Agreement, dated December 28, 2016, between DryShips Inc. and Vivid Finance Limited.
4.97	Memorandum of Agreement, dated January 27, 2017, between Vega Corona AS and Darden Shipholding S.A.
4.98	Share Purchase Agreement between LPG Investments Inc. and VLGC Beta Shareholding Ltd., for the purchase of all the issued and outstanding capital stock of VLGC Beta Owning Ltd, dated March 9, 2017.
8.1	Subsidiaries of DryShips Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.).
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2015 and 2016; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (v) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: March 13, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer

DRYSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of December 31, 2015 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DryShips Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 13, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DryShips Inc.

We have audited DryShips Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). DryShips Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, DryShips Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DryShips Inc. as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2016 of DryShips Inc. and our report dated March 13, 2017 expressed an unqualified opinion thereon

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 13, 2017

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31,
	2015	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$76,414
Restricted cash (Note 2)	15,026	350
Trade accounts receivable, net of allowance for doubtful receivables of $48 and $11 at December 31, 2015 and 2016, respectively	10,059	7,528
Due from related parties (Note 4)	20,637	6,674
Assets held for sale (Note 7)	216,026	-
Above-market acquired time charter contracts (Note 8)	-	1,500
Prepayments and advances	2,305	1,158
Other current assets (Note 5)	5,014	4,546
Total current assets	269,067	98,170

FIXED ASSETS, NET:
Vessels, net (Note 7)	96,428	95,550
Total fixed assets, net	96,428	95,550

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Note 10)	91,410	-
Restricted cash, non current (Note 2)	-	10
Goodwill (Note 2c and 8)	7,002	-
Financial instruments (Note 12)	411	-
Above-market acquired time charter contracts (Note 8)	11,007	-
Other non-current assets (Note 9)	727	-
Total other non-current assets	110,557	10
Total assets	$476,052	$193,730

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 11)	$217,549	$16,811
Liabilities held for sale (Note 7)	104,366	-
Accounts payable and other current liabilities	2,613	1,179
Accrued liabilities (Note 4)	4,955	3,709
Due to related parties (Note 4)	21,828	5,033
Deferred revenue	725	607
Financial instruments (Note 12)	2,604	-
Total current liabilities	354,640	27,339

NON-CURRENT LIABILITIES
Due to related parties, non-current portion (Note 4 and 11)	-	116,617
Total non-current liabilities	-	116,617

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2015 and 2016; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares designated as Series E-1 Convertible Preferred Stock, and 50,000 shares designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2015 and 2016; 8,333 (66,667 before the 1-for-8 reverse stock split) and 0 shares of Series B Convertible Preferred stock issued and outstanding at December 31, 2015 and 2016, respectively, 0 shares of Series C Convertible Preferred stock issued and outstanding at December 31, 2015 and 2016, 0 and 29,166 (233,333 before the 1-for-8 reverse stock split) of Series D Preferred stock issued and outstanding at December 31, 2015 and 2016, respectively, 0 shares of Series E1 Convertible Preferred stock issued and outstanding at December 31, 2015 and 2016 and 0 shares of Series E2 Convertible Preferred stock issued and outstanding at December 31, 2015 and 2016  (Note 13)
	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2015 and 2016; 59,014 shares (472,109 before the 1-for-8 reverse stock split) and 4,617,142 shares (36,937,133 before the 1-for-8 reverse stock split ) issued and outstanding at December 31, 2015 and 2016, respectively (Note 13)	1	46
Treasury stock; $0.01 par value; 3,009 shares (24,078 shares before the 1-for-8 reverse stock split) at December 31, 2015 and 2016 (Note 13)	-	-
Additional paid-in capital (Note 13)	3,225,147	3,360,078
Accumulated other comprehensive income (Note 16)	233	-
Accumulated deficit	(3,103,969)	(3,310,350)
Total equity	121,412	49,774
Total liabilities and stockholders' equity	$476,052	$193,730

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	Year ended December 31,
	2014	2015	2016
REVENUES:
Voyage and time charter revenues (including amortization of above market acquired time charters)	$368,447	$244,020	$51,934
Service revenues, net	1,817,077	725,805	-

Total Revenues (Notes 2,4 and 18)	$2,185,524	$969,825	$51,934

OPERATING EXPENSES/(INCOME):
Voyage expenses (Notes 2 and 4)	117,165	65,286	9,209
Vessels and drilling units operating expenses	844,260	371,074	45,563
Depreciation and amortization (Notes 7)	449,792	227,652	3,466
Loss on contract cancellation (Note 6 and 15.2)	1,307	28,241	-
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other (Notes 4, 7 and 12)	38,148	1,057,116	106,343
Impairment on goodwill (Notes 2c and 8)	-	-	7,002
General and administrative expenses (Note 4)	193,686	104,912	39,708
Legal settlements and other, net (Note 15.1)	(2,013)	(2,948)	(258)

Operating income/(loss)	543,179	(881,508)	(159,099)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Notes 4 and 17)	(411,021)	(172,132)	(8,857)
Gain on debt restructuring (Note 11)	-	-	10,477
Interest income	12,146	527	81
Gain/(Loss) on interest rate swaps (Note 12)	(15,528)	(11,601)	403
Other, net (Note 12)	7,067	(9,275)	(199)

Total other income/(expenses), net	(407,336)	(192,481)	1,905

INCOME/(LOSS) BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	135,843	(1,073,989)	(157,194)

Loss due to deconsolidation of Ocean Rig (Note 10 and 12)	-	(1,347,106)	-
Income taxes (Note 20)	(77,823)	(37,119)	(38)
Equity in net losses of Ocean Rig (Note 10)	-	(349,872)	(41,454)

NET INCOME/(LOSS)	58,020	(2,808,086)	(198,686)
Less: Net income attributable to non-controlling interests	(105,532)	(38,975)	-

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(47,512)	$(2,847,061)	$(198,686)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 19)	$(48,209)	$(2,847,631)	$(206,381)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 19)	$(1,268.56)	$(51,389.22)	$(464.76)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 19)	38,003	55,413	444,056

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2014	2015	2016
- Net income/(loss)	$58,020	$(2,808,086)	$(198,686)
Other comprehensive income/ (loss):
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	550	466	110
- Actuarial gains/(losses)	(1,518)	50	-

Other comprehensive income/(loss)	$(968)	$516	$110

Comprehensive income/(loss)	57,052	(2,807,570)	(198,576)
- Less: comprehensive income attributable to non-controlling interests	(105,137)	(39,090)	-

Comprehensive loss attributable to DryShips Inc.	$(48,085)	$(2,846,660)	$(198,576)

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share data)
	Common Stock		Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total DryShips Stockholders Equity	Non- controlling interests	Total Equity
BALANCE, January 1, 2014	36,055	$1	—	$—	(1,750)	$—	$2,828,817	$(6,062)	$(209,120)	$2,613,636	$1,218,062	$3,831,698
- Net income/(loss)	—	—	—	—	—	—	—	—	(47,512)	(47,512)	105,532	58,020
- Issuance of common stock	22,684	—	—	—	—	—	422,375	—	—	422,375	—	422,375
- Issuance of non-vested shares	100	—	—	—	—	—	—	—	—	—	—	—
- Issuance of treasury stock	—	—	—	—	(1,258)	—	—	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(4,758)	13	—	(4,745)	3,478	(1,267)
- Other comprehensive income	—	—	—	—	—	—	—	(573)	—	(573)	(395)	(968)
- Amortization of stock based compensation	—	—	—	—	—	—	9,640	—	—	9,640	1,453	11,093
Dividends paid	—	—	—	—	—	—	—	—	—	—	(30,563)	(30,563)

BALANCE December 31, 2014	58,839	$1	—	$—	(3,008)	$—	$3,256,074	$(6,622)	$(256,632)	$2,992,821	$1,297,567	$4,290,388
- Net income/(loss)	—	—	—	—	—	—	—	—	(2,847,061)	(2,847,061)	38,975	(2,808,086)
- Issuance of common stock	—	—	—	—	—	—	(228)	—	—	(228)	—	(228)
- Issuance of preferred stock	—	—	8,333	—	—	—	10,000	—	—	10,000	—	10,000
- Issuance of non vested shares	175	—	—	—	—	—	—	—	—	—	—	—
- Conversion of common stock to treasury stock	—	—	—	—	(1)	—	—	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(49,444)	169	—	(49,275)	50,541	1,266
- Acquisition of Nautilus Offshore Services Inc.	—	—	—	—	—	—	222	—	(276)	(54)	54	—
- Other comprehensive income	—	—	—	—	—	—	—	401	—	401	115	516
- Amortization of stock based compensation	—	—	—	—	—	—	8,523	—	—	8,523	841	9,364
-Deconsolidation of Ocean Rig	—	—	—	—	—	—	—	6,285	—	6,285	(1,367,567)	(1,361,282)
-Dividends paid	—	—	—	—	—	—	—	—	—	—	(20,526)	(20,526)

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share data)
	Common Stock		Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total DryShips Stockholders Equity	Non controlling interests	Total equity
BALANCE December 31, 2015	59,014	$1	8,333	$—	(3,009)	$—	$3,225,147	$233	$(3,103,969)	$121,412	$—	$121,412
- Net loss	—	—	—	—	—	—	—	—	(198,686)	(198,686)	—	(198,686)
- Issuance of common stock (Note 13)	433,485	4	—	—	—	—	14,430	—	—	14,434	—	14,434
- Issuance of preferred stock (Note 13)	—	—	41,688	—	—	—	117,981	—	—	117,981	—	117,981
- Conversion of preferred stock to common stock (Note 13)	4,124,643	41	(12,522)	—	—	—	—	—	—	41	—	41
- Exchange of Revolving Facility with preferred shares (Note 4)	—	—	(8,333)	—	—	—	(8,750)	—	—	(8,750)	—	(8,750)
-Sale of investment in Ocean Rig (Note 4)	—	—	—	—	—	—	—	(343)	—	(343)	—	(343)
- Other comprehensive income	—	—	—	—	—	—	—	110	—	110	—	110
- Amortization of stock based compensation	—	—	—	—	—	—	3,770	—	—	3,770	—	3,770
-Loss from common control transaction	—	—	—	—	—	—	(195)		—	(195)	—	(195)
-Dividends paid	—	—	—	—	—	—	7,695	—	(7,695)	—	—	—

Balance December 31, 2016	4,617,142	$46	29,166	$—	(3,009)	$—	$3,360,078	$—	$(3,310,350)	$49,774	$—	$49,774
The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2014	2015	2016
Cash Flows from Operating Activities:
Net income/(loss)	$58,020	$(2,808,086)	$(198,686)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	449,792	227,652	3,466
Amortization and write off of deferred financing fees	53,063	26,712	736
Amortization of convertible senior notes debt discount	45,261	-	-
Amortization of fair value of acquired time charters and drilling contracts	7,443	2,840	4,346
Impairment loss and loss from sale of vessels and vessel owning companies	38,148	1,057,116	106,343
Impairment on goodwill	-	-	7,002
Loss on contract cancellation	1,307	-	-
Net proceeds from sale in ownerships of subsidiary	-	1,266	-
Equity in net losses of affiliated company	-	349,872	41,454
Loss on change of control	-	1,347,106	-
Forfeiture of advances for vessel acquisitions	13,933	-	-
Amortization of stock based compensation	11,093	7,806	3,580
Gain on debt restructuring	-	-	(8,652)
Change in fair value of derivatives	(29,304)	(10,848)	(2,193)
Changes in operating assets and liabilities:
Trade accounts receivable	(82,667)	(12,997)	2,531
Due from related parties	12,089	19,141	10,875
Other current and non-current assets	38,219	54,448	3,002
Accounts payable and other current and non-current liabilities	(25,489)	(25,263)	(1,434)
Accrued liabilities	(41,436)	(39,590)	(206)
Due to related parties	819	(10,261)	2,598
Deferred revenue	(75,183)	28,833	(118)

Net Cash Provided by/(Used in) Operating Activities	475,108	215,747	(25,356)

Cash Flows from Investing Activities:
Investment in affiliates	-	-	49,911
Cash decrease due to deconsolidation of Ocean Rig	-	(621,615)	-
Acquisition of Nautilus, net of cash acquired	-	(78,203)	-
Short term investments	368	74	-
Fixed assets additions	(806,561)	(505,670)	-
Net proceeds from sale of vessels and vessel owning companies	-	673,850	5,141
(Increase)/Decrease in restricted cash	51,476	65,866	14,666

Net Cash Provided by/(Used in) Investing Activities	(754,717)	(465,698)	69,718

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2014	2015	2016
Cash Flows from Financing Activities:
Proceeds from short and long-term credit facilities, term loans and senior notes	$2,617,100	$492,000	$28,000
Principal payments and repayments of long-term debt and senior notes	(2,008,826)	(782,366)	(119,758)
Payments of convertible notes	(700,000)	-	-
Net proceeds from stock issuance	421,911	-	123,810
Dividends paid	(30,563)	(20,526)	-
Payment of financing costs, net	(48,913)	(5,399)	-
Net Cash Provided by/(Used in) Financing Activities	250,709	(316,291)	32,052

Net increase/ (decrease) in cash and cash equivalents	(28,900)	(566,242)	76,414
Cash and cash equivalents at beginning of year	595,142	566,242	0

Cash and cash equivalents at end of year	$566,242	$0	$76,414

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$267,554	$135,954	$5,516
Income taxes	60,374	20,830	58

Non cash financing activities:
Repayment of credit loan facilities (Note 4 and 11)	$-	$-	$151,510
Conversion of loan into Preferred Stock (Note 4)	-	(10,000)	(8,750)
Exchange of Preferred Stock into loan (Note 4)	-	-	8,750
Interest write off due to the debt restructuring	-	-	2,111

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. The Company is a diversified owner of ocean going cargo vessels and through June 8, 2015, also provided drilling services through Ocean Rig UDW Inc. ("Ocean Rig") (Note 2).
Customers individually accounting for more than 10% of the Company's voyage revenues and drilling revenues during the years ended December 31, 2014, 2015 and 2016, were as follows:
	Year ended December 31,
	2014	2015	2016
Customer A - Drilling segment	12%	12%	-
Customer B - Drilling segment	15%	14%	-
Customer C - Drilling segment	-	11%	-
Customer D - Drilling segment	12%	10%	-
Customer E - Drilling segment	10%	10%	-
Customer F - Drilling segment	25%	10%	-
Customer G – Offshore support segment	-	-	37%

On March 11, 2016, the Company effected a 1-for-25 reverse stock split on its issued and outstanding common stock. In connection with the reverse stock split seven fractional shares were cashed out. Furthermore, on August 15, 2016, the Company effected a 1-for-4 reverse stock split on its issued common stock. In connection with the reverse stock split five fractional shares were cashed out. On November 1, 2016, the Company effected a 1-for-15 reverse stock split on its issued common stock. In connection with the reverse stock split nine fractional shares were cashed out. Finally, on January 23, 2017, the Company effected a 1-for-8 reverse stock split on its issued and outstanding common stock. In connection with the reverse stock split four fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to these reverse stock splits retroactively, for all periods presented.
2.	Significant Accounting policies:
(a)          Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its affiliate.
From June 8, 2015 through April 5, 2016, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method and its assets and liabilities were not consolidated in the Company's balance sheet as of December 31, 2015 and 2016. On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig and as of that date, the Company no longer holds any equity interest in Ocean Rig. Accordingly, additional disclosures for Ocean Rig have not been included, in the accompanying consolidated financial statements.
All intercompany balances and transactions have been eliminated on consolidation.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
(c)          Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification ("ASC") 350 "Goodwill and Other Intangible Assets". This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests goodwill for impairment each year on December 31. The Company tests goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. For the year ended December 31, 2016, the Company concluded that the goodwill relating to its offshore support reporting unit was impaired and recorded a charge amounting to $7,002 included in "Impairment on goodwill" in the accompanying consolidated statement of operations. (Note 8) To determine the fair value of each reporting unit, the Company uses the income approach, which is a generally accepted valuation methodology. For its offshore support reporting unit, the Company estimates the fair market value using estimated discounted cash flows. The Company discounts projected cash flows using a long-term weighted average cost of capital, which is based on the Company's estimate of the investment returns that market participants would require for each of its reporting units. To develop the projected cash flows associated with the Company's offshore support reporting unit, which are based on estimated future utilization and dayrates, the Company considers key factors that include assumptions regarding daily operating expenses, inflation and areas of future employment.
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company's major customers were oil companies, which reduced its credit risk. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company makes advances for the construction of assets to the yards. The ownership of the assets is transferred from the yard to the Company at delivery.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(j)          Concentration of credit risk - continued: The credit risk of the advances was, to a large extent, reduced through refund guarantees issued by financial institutions.
(k)          Advances for vessels and drilling units under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels and drilling units as well as other expenses incurred directly or under a management agreement with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels and drilling units under construction represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts and capitalized interest.
(l)          Capitalized interest: Interest expense is capitalized during the construction period of drilling units and vessels based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate the ("capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2014, 2015 and 2016, amounted to $39,225, $12,060 and $0 respectively (Note 17).
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
(o)          Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets (through June 8, 2015) and, therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations. The Company recorded gain due to foreign currency differences amounting to $745 included in the accompanying consolidated statement of operations as of December 31, 2016.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
(ii)          Drilling units were stated at historical cost less accumulated depreciation. Such costs included the cost of adding or replacing parts of drilling unit machinery and equipment when the cost was incurred, if the recognition criteria were met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that were replaced were written off and the cost of the new parts was capitalized. Depreciation was calculated on a straight-line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years for the drilling units. The residual values of the drilling rigs and drillships were estimated at $35,000 and $50,000, respectively, for the year ended December 31, 2015.
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
If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset  shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.
When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has yet to complete a time charter, it is considered that the held for sale criteria discussed in guidance are not met until the time charter has been completed as the vessel is not available for immediate sale. As a result, such vessels are not classified as held for sale.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
No such adjustments were identified for the year ended December 31, 2014. For the years ended December 31, 2015 and 2016, the Company recognized such charges amounting to $967,144 and $13,395 (including a gain of $1,851 due to the reclassification of the Drybulk vessels as held and used, effective December 31, 2016), respectively, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations. (Notes 7 and 12)
(r)          Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days of drybulk vessels based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements and for offshore support vessels based on available market data, over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate based on the global consumer price index ("CPI") changes and fleet utilization of 99% decreasing by 5% every five years after the first ten years. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel, is lower than its respective carrying value, the carrying value is written down, by recording a charge to operations, to its' respective fair market value if the fair market value is lower than the vessel's carrying value.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(r)          Impairment of long-lived assets - continued: The Company's analysis for the year ended December 31, 2016, also involved sensitivity tests on the time charter rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment.
As a result of the impairment review for the year ended December 31, 2014, the Company determined that the carrying amount of one of its drybulk vessels was not recoverable and, therefore, a charge of $38,148 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations.
In addition, the impairment review performed during 2015 and prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, indicated that the carrying amount of one of its drybulk vessels was not recoverable and, therefore, a charge of $83,937 was recognized and included in "Impairment loss gain/loss from sale of vessels and vessel owning companies and other ", in the accompanying consolidated statement of operations.
Also, the impairment review for the year ended December 31, 2016,  indicated that the carrying amount of the offshore support vessels' was not recoverable and, therefore, a charge of $65,712 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations. (Note 7)
(s)          Dry-docking costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels and drilling units.
(t)          Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling units, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Vessels and drilling units' operating expenses".
(u)          Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. The Company's policy is in accordance with ASU 2015-03 "Simplifying the Presentation of Debt Issuance Costs", issued in April 2015. The Company presents such costs in the balance sheet as a direct deduction from the related debt liability. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2014, 2015 and 2016, amounted to $50,551, $23,834 and $795 respectively (Note 17).
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(w)	Revenue and related expenses - continued:
(ii)	Drilling units:
Revenues: The Company's services and deliverables, regarding its drilling units, were generally sold based upon contracts with its customers that included fixed or determinable prices. The Company recognized revenue when delivery occurred, as directed by its customer, and collectability was reasonably assured. The Company evaluated if there were multiple deliverables within its contracts and whether the agreement conveyed the right to use the drilling units for a stated period of time and met the criteria for lease accounting, in addition to providing a drilling services element, which was generally compensated for by day rates. In connection with drilling contracts, the Company could also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and day rate or fixed price mobilization and demobilization fees. Revenues were recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.
(a) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations was recognized in the period during which the services were rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements were initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that mobilization expenses exceeded revenue to be recognized, they were expensed as incurred. Demobilization revenues and expenses were recognized over the demobilization period. All revenues for well contracts were recognized as "Service revenues" in the consolidated statement of operations.
(b) Term contracts: Term contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determined whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contained a lease, the lease elements were recognized as "Leasing revenues" in the consolidated statement of operations on a basis approximating straight line over the lease period. The drilling services element was recognized as "Service revenues" in the period in which the services were rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services were deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceeded revenue to be recognized, they were expensed as incurred. Demobilization fees and expenses were recognized over the demobilization period. Contributions from customers for capital improvements were initially deferred and recognized as revenues over the estimated duration of the drilling contract.
 (x) Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. On March 11, 2016, August 15, 2016, November 1, 2016 and January 23, 2017 the Company effected a 1-for-25, 1-for-4, 1-for-15 and 1-for-8 reverse stock split, respectively (Note 1).

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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

The Company was party to interest swap agreements where it received a floating interest rate and paid a fixed interest rate for a certain period. All of the Company's interest swap agreements were either matured or terminated during the year ended December 31, 2016. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of "Accumulated other comprehensive income/(loss)" in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(z)	Financial instruments - continued:
(ii)	Other derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ae)          Investments in Affiliates - continued: At each reporting date, the Company performs an assessment in order to identify and account for any other than temporary impairment in its investment in affiliates. Specifically, the Company assesses factors indicating that a decline in the value of an investment is other-than-temporary and that a write-down of the carrying amount is required and concludes whether the impairment is other than temporary and then measures and recognizes the respective impairment charge as the difference between the carrying amount and the fair value of the equity investment.
As at December 31, 2015, the Company's investment in Ocean Rig had a carrying value of $401,878, while the market value of the investment was $91,410. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore the investment in Ocean Rig was written down to its fair value and a loss of $310,468 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2015. (Note 10) As at March 31, 2016, the Company's investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2016.
Affiliates included in the financial statements accounted for under the equity method: In the Company's consolidated financial statements, the following entity is included as an affiliate and is accounted for under the equity method for the period during which such entity was an affiliate of the Company (from June 8, 2015 through April 4, 2016):
(i)	Ocean Rig and its subsidiaries (ownership interest as of April 4, 2016, was 40.4%).
(af) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.
(ag) Troubled Debt Restructurings: A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.
The Company, when issuing or otherwise granting an equity interest to a lender or creditor to settle fully a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are charged to expense as incurred.
(ah)	Recent accounting pronouncements:
Going concern: In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements - Going Concern". ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. The Company has adopted the provisions of ASU 2014-15, which did not impact its results of operations, retained earnings or cash flows in the current or previous interim and annual reporting periods and provided the required notes disclosures (Note 3).

Inventory: In July 2015, the FASB issued ASU No. 2015-11 –Inventory.  ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ah)	Recent accounting pronouncements:
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The Company is currently analyzing the impact, if any, of the adoption of this new standard.

Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted.
The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminarily expects to use the modified retrospective method. Currently, the Company is in the process of evaluating the impact of the standard and of reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ah)	Recent accounting pronouncements:
Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting: In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and expects that it will not impact its consolidated financial statements and notes disclosures.

Financial Instruments: In January 2016, the FASB issued ASU No. 2016-01– Financial Instruments - Overall (Subtopic 825-10). ASU 2016-01, changes how public companies will recognize, measure, present and make disclosures about certain financial assets and financial liabilities. For public business entities, ASU 2016-01 is effective for fiscal years beginning after 15 December 2017, including interim periods within those fiscal years. Early application is permitted. The Company is evaluating the above pronouncement. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements. In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.

Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures. In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated statement of cash flows.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Going Concern
As of December 31, 2015, the Company reported a working capital deficit of $85,573, mainly due to the classification of bank loans amounting to $218,185, as current liabilities as a result of its non-compliance with certain financial covenants included in the respective agreements and the suspension of principal repayments including balloon installments of matured facilities. Furthermore, $103,680 loan balances in breach were classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies.
During the year ended December 31, 2016, the Company, in an effort to deleverage its balance sheet and improve its liquidity position, sold ten bulkers or bulker owning entities (Note 7). The owning companies of the vessels Rangiroa, Fakarava, Negonego, Oregon, Amalfi, Galveston and Samatan were sold and delivered to their new owners who also assumed the respective outstanding amounts of the loans associated with the vessels, which had an aggregate balance of $170,837, as of the dates of the sale. Also following the sale of the vessels Coronado, Ocean Crystal and Sonoma the Company repaid $11,920 in aggregate under the respective Secured Credit Facility dated March 31, 2006. The Secured Credit Facility dated March 31, 2006, was finally acquired by Sifnos Shareholders Inc., an entity controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer ("CEO") (Notes 4 and 11). The Company also reached an agreement for the settlement of its outstanding obligation under a loan agreement dated June 20, 2008, associated with its vessel Sorrento which was also sold during 2016, with the respective lender. (Note 11) Finally, the Company entered into a New Revolving Facility of up to $200,000 with Sifnos Shareholders Inc. for the refinancing of the majority of its outstanding debt (Note 4).
As of December 31, 2016, the Company was in breach of certain financial covenants regarding its only commercial credit facility and has not made principal repayments and interest payments, but is in settlement discussions with the related commercial lender, while all other commercial credit facilities had been either settled or refinanced as discussed above. As a result of this the Company has classified the respective bank loan amounting to $14,935 as current liability.
During the year ended December 31, 2016, the Company, successfully completed two equity offerings of 5,000 newly designated Series C Convertible Preferred Shares and warrants to purchase 5,000 Series C Convertible Preferred Shares with total proceeds from the transaction amounted to $10,000 and 20,000 newly designated Series E-1 Convertible Preferred Shares, warrants to purchase 30,000 Series E-1 Convertible Preferred Shares and warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, with total gross proceeds from the offering amounting to $100,000. The Company also entered into a Securities Purchase Agreement with an institutional investor to sell up to $200,000 of its common stock which was completed successfully during 2017 and received gross proceeds up to December 31, 2016 under this offering amounting to $15,000. (Note 13)
As a result of the above, on December 31, 2016, the Company reported a working capital surplus of $70,831 and had cash and cash equivalents including restricted cash amounted to $76,774. Furthermore, the Company's debt is comprised mainly of its New Revolving Facility which is non-amortizing and has a tenor of 3 years. (Note 4)  The Company also expects that it will fund its operations either with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance. Therefore, there is no substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:
	December 31,
	2015	2016
Balance Sheet
Due from related parties	$20,637	$6,674
Due from related parties (current) - Total	20,637	6,674

Due to related parties	(21,828)	(5,033)
Due to related parties (current) - Total	$(21,828)	$(5,033)

Due to related parties	-	(116,617)
Due to related parties (non - current) - Total	$-	$(116,617)

Accrued liabilities	$(1,059)	$(1,082)

	Year ended December 31,
Statement of Operations	2014	2015	2016
Time charter & Service Revenues – commission fees	$16,870	$7,366	$1,800
Voyage expenses	(6,758)	(4,521)	(390)
General and administrative expenses	(85,584)	(50,498)	(32,397)
Commissions for assets sold	-	(8,133)	(886)
Gain/(loss) from sale of vessel owning companies, net of commissions	-	-	(22,318)
Interest and finance costs	-	(3,679)	(1,789)

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd. - TMS Offshore Services Ltd.: Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), and each of the Company's tanker ship-owning subsidiaries entered into management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman and CEO.
TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each vessel management agreement provides for a fixed management fee of Euro 1,500 ($1,577 based on the Euro/U.S. Dollar exchange rate at December 31, 2016) per vessel per day, which is payable in equal monthly installments in advance and could be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,625 based on the Euro/U.S. Dollar exchange rate at December 31, 2016). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,673 based on the Euro/U.S. Dollar exchange rate at December 31, 2016). Effective January 1, 2016, the fixed management fee was adjusted by 3% to Euro 1,639 ($1,723 based on the Euro/U.S. Dollar exchange rate at December 31, 2016).
If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $526 based on the Euro/U.S. Dollar exchange rate as of December 31, 2016) per day.
TMS Tankers provided comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services included operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers was entitled to a daily management fee per vessel of Euro 1,700 ($1,788 based on the Euro/U.S. Dollar exchange rate at December 31, 2016), payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($1,841 based on the Euro/U.S. Dollar exchange rate at December 31, 2016). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($1,897 based on the Euro/U.S. Dollar exchange rate at December 31, 2016). TMS Tankers was entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.
Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers and (iv) reimbursement of associated legal expenses.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd. - TMS Offshore Services Ltd. - continued:
In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the vessel owning companies' ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. During the years ended December 31, 2015 and 2016, the Company incurred such charges amounting to $2,609 and $654, respectively, included in "General and administrative expenses" in the accompanying consolidated statement of operations.
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
On October 21, 2015, the Company acquired 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. and on November 24, 2015, acquired the remaining 2.56% which indirectly through its subsidiaries owns six Offshore Support Vessels. (Note 8) The vessels are managed by TMS OffShore Services Ltd. ("TMS Offshore Services"), an entity controlled by the Company's Chairman and CEO, Mr. George Economou. The Company's offshore support vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management to the Company's Platform Supply and Oil Spill Recovery vessels.
Under the management agreements, TMS Offshore is entitled to a daily management fee per vessel of Euro 1,061 ($1,116 based on the Euro/U.S. Dollar exchange rate at December 31, 2016), payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.
The Company expects to enter into new agreement with TMS Bulkers and TMS Offshore, to streamline the services offered by its managers as of January 1, 2017. In connection with the new agreement that entails an increased scope of services to be provided, including executive management, commercial, accounting, reporting, financing, legal, manning, catering, IT, attendance, insurance, technical and operations services, the Company terminated the consulting agreements with Fabiana Services S.A., Vivid Finance Limited and Basset Holdings Inc., entities controlled by the Company's Chairman and CEO Mr. George Economou and President and Chief Financial Officer Mr. Anthony Kandylidis as of December 31, 2016. The all-in base cost for providing the increased scope of services will be reduced to $1,643/day per vessel that is a 33% reduction from current levels, basis a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The new agreement entitles the managers to an aggregate performance bonus for 2016 amounting to $6,000 as well as a one-time setup fee of $2,000. Under the respective agreement, TMS Bulkers and TMS Offshore are also entitled to (i) a discretionary performance fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Bulkers or TMS Offshore; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by TMS Bulkers or TMS Offshore, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The Company also expects to enter into new agreement with TMS Cardiff Gas and TMS Tankers Ltd. regarding its newly acquired tanker and gas carrier vessels. (Note 21)

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, the Company's Chairman and CEO, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig would pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements, 0.75% in connection with sale and purchase activities and would also reimburse associated legal expenses. Costs from the Global Services Agreement were expensed in the consolidated statements of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.
Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff Marine Inc., a company controlled by Mr. George Economou, the Company's Chairman and CEO, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery during 2017.
George Economou: As the Company's Chairman, CEO and principal shareholder with a 0.2% shareholding on common stock as of December 31, 2016 and taking into consideration his 100% ownership of the Company's 29,166 shares (233,333 shares before the 1-for-8 reverse stock split) of Series D Preferred Stock which have 100,000 votes per share and shall not be convertible into common shares of the Company, Mr. George Economou has control over the actions of the Company.
On June 8, 2015, Ocean Rig successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. As part of the offering, Mr. George Economou, the Company's Chairman and CEO, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
Other: On April 30, 2015, the Company through its subsidiaries, entered into ten Memoranda of Agreements with entities controlled by Mr. George Economou, the Company's Chairman and CEO, for the sale of four Suezmax tankers and six Aframax tankers (Note 7). On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman and CEO, for the sale of 14 vessel owning companies (owners of ten Capesize and four Panamax carriers) and three Capesize bulk carriers (Note 7).
On February 15, 2016, the Company announced that the sale of the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego (included in the 14 vessel owning companies discussed above) to entities controlled by its Chairman and CEO Mr. George Economou had failed and on March 24, 2016, entered into new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares in the above vessel owning companies. (Note 7)
On September 16, 2016 and October 26, 2016, the Company also entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman and CEO, for the sale of the shares of the owning companies of the Panamax vessel Oregon and the Panamax vessels Amalfi and Samatan, respectively. (Note 7)

Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by the Company's Chairman and CEO, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provided the services of the Company's Chairman and Chief Executive Officer. The term of the agreement had been amended for a period of five years commencing on February 3, 2013 unless terminated earlier in accordance with the agreement. Pursuant to the agreement, the Company was obliged to pay an annual remuneration to Fabiana. Fabiana was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. In addition, Fabiana could terminate the agreement for good reason and in such event the Company would be obliged to pay a lump sum amount. Effective December 31, 2016, the consultancy agreement with Fabiana was terminated at no cost by mutual agreement of the parties.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
Azara Services S.A.: Effective from January 1, 2013, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by our Chairman and Chief Executive Officer Mr. George Economou, for the provision of consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The agreement had an initial term of five years and could be renewed or extended with the consent of both parties. Under the terms of the agreement, Ocean Rig was obliged to pay an annual remuneration to Azara. Azara was also entitled to cash or equity-based bonuses to be awarded at Ocean Rig's sole discretion. Ocean Rig could terminate the agreement for cause, as defined in the agreement, in which case Azara would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, Ocean Rig was obliged to pay a lump sum amount. Azara could terminate the agreement without cause upon three months written notice. In addition, Azara could terminate the agreement for good reason and in such event Ocean Rig would be obliged to pay a lump sum amount.
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provided consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as President and Chief Financial Officer of the Company. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company was obliged to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, the Company would be obliged to pay a lump sum amount. Basset could terminate the agreement without cause upon three months written notice. In addition, Basset could terminate the agreement for good reason and in such event, the Company would be obligated to pay a lump sum amount. Effective December 31, 2016, the consultancy agreement with Basset was terminated at no cost by mutual agreement of the parties.
Effective June 1, 2012, Ocean Rig entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset, for the provision of the services of Mr. Antony Kandylidis in his capacity as President of  Ocean Rig. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, Ocean Rig was obliged to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at the Ocean Rig's sole discretion. Ocean Rig could terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, Ocean Rig would be obliged to pay a lump sum amount. Basset could terminate the agreement without cause upon three months written notice. In addition, Basset could terminate the agreement for good reason and in such event, Ocean Rig would be obligated to pay a lump sum amount.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, the Company, amended the agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between DryShips and Vivid was in effect for the Company's tanker, drybulk and offshore support shipping segments only. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties.
Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between the Company and Vivid, except that under the new agreement, Ocean Rig was obligated to pay directly the fee of 0.20%  to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between the Company and Vivid, this fee was paid by the Company. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.
Ocean Rig UDW Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note (the "Note") with a subsidiary of its former subsidiary Ocean Rig. The Note from Ocean Rig to the Company bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig stock owned by the Company. On August 13, 2015, the Company reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note, for 17,777,778 shares of Ocean Rig previously owned by the Company. The remaining 2,777,778 shares of Ocean Rig, which were pledged, were released and returned to the Company.
During the year ended December 31, 2015, the Company incurred interest expense and amortization and write off of financing fees amounting to $3,281 under this loan agreement.

On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig, to assist with the stacking of Ocean Rig's drilling units in Las Palmas.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
Ocean Rig UDW Inc. - continued: On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911. The sale proceeds were used to partly reduce the outstanding amount under the Revolving Credit Facility provided to the Company by an entity controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou and for general corporate purposes. In addition, the Company reached an agreement under the revolving credit facility with Sifnos whereby the lender agreed to, among other things release its lien over the Ocean Rig shares. This transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.

Sifnos Shareholders Inc.: On October 21, 2015, as amended on November 11, 2015, the Company entered into a Revolving Credit Facility of up to $60,000 with an entity controlled by Mr. George Economou, the Company's Chairman and CEO, for general working capital purposes. The Revolving Credit Facility was secured by the shares that the Company held in Nautilus Offshore Services Inc., and by a first priority mortgage over one Panamax dry-bulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion would be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 8,333 preferred shares (66,667 before the 1-for-8 reverse stock split) of the Company. On October 21, 2015 and December 22, 2015 the Company drew down the amounts of $20,000 and $10,000, respectively under the Revolving Credit Facility.
On December 30, 2015, the Company exercised its right to convert $10,000 of the outstanding principal amount of the Revolving Credit Facility into 8,333 shares (66,667 before the 1-for-8 reverse stock split) of Series B Convertible Preferred Stock of the Company. Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class, and the shares of Series B Convertible Preferred Stock had five votes per share.  The shares of Series B Convertible Preferred Stock were to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion.
On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10,000 to $70,000, to give the Company an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding Revolving Credit Facility to the Company's common stock.
Additionally, subject to the lender's prior written consent, the Company had the right to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29,166 preferred shares (233,333 before the 1-for-8 reverse stock split) of the Company, with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 8,333 Series B Convertible Preferred Shares (66,667 before the 1-for-8 reverse stock split) held by the lender for $8,750. The Company subsequently cancelled the Series B Convertible Preferred Stock previously held by the lender effective March 24, 2016.
On March 29, 2016, the Company drew down the amount of $28,000 under the revolving credit facility.
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and used $45,000 from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% loan to value maximum loan limit, being introduced under this facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
Sifnos Shareholders Inc. - continued: On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29,166 Series D Preferred shares of the Company (233,333 shares before the 1-for-8 reverse stock split). Each preferred share has 100,000 votes and shall not be convertible into common stock of the Company. Also on September 21, 2016, the Company drew down the amount of $7,825 under the Revolving Credit Facility.
On October 31, 2016, the Company sold the shares of the owning companies of three Panamax vessels the Amalfi, Galveston and Samatan, and as part of the transaction, entered into an agreement to increase the Revolving Credit Facility with Sifnos. The Revolving Credit Facility was amended to increase the maximum available amount by $5,000 to $75,000 and to give the Company an option within 365 days to convert $7,500 of the outstanding loan into the Company's common shares. As part of the sale of the vessel owning companies, the Company paid the amount of $58,619 to the new owners, being the difference between the purchase price and the outstanding balance of the respective debt facility, by increasing by the same amount the outstanding balance of the Revolving Credit Facility. Therefore, following the above transaction, the outstanding principal amount under the Revolving Credit Facility was $69,444. This transaction was approved by the independent members of the Company's Board of Directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two Syndicated Loans previously arranged by HSH Nordbank, with an outstanding balance of an aggregate of $85,066 under the ex-HSH syndicated facilities. (Note 11)
On December 15, 2016, the Company made a prepayment of $33,510 under the Revolving Credit Facility.
On December 30, 2016, the Company entered into a New Senior Secured Revolving Facility ("New Revolving Facility") with Sifnos for the refinancing of the majority of its outstanding debt. Under the terms of the New Revolving Facility, Sifnos has extended a new loan of up to $200,000 that is secured by all of the Company's present and future assets except for the vessel Raraka. The New Revolving Facility carries an interest rate of Libor plus 5.5%, is non-amortizing, has a tenor of 3 years, has no financial covenants, was arranged with a fee of 2.0% and has a commitment fee of 1.0%. In addition, Sifnos has the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the Company's independent members of the board and a fairness opinion was obtained in connection with this transaction.
Further to the above, the outstanding balance under the New Revolving facility as of December 31, 2016, was $121,000 and the respective deferred finance costs amounted to $4,383.
The aggregate available undrawn amount under the Revolving Credit Facility and the New Revolving facility at December 31, 2015 and 2016, respectively was $30,000 and $79,000, respectively.
The weighted-average interest rates on the above outstanding facilities were: 8.78% and 7.24% for the years ended December 31, 2015 and 2016, respectively.
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
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:
Dividends - continued:  On February 24, 2015, Ocean Rigs' Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015. On May 6, 2015, Ocean Rig's Board of Directors declared its fifth quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015. The dividend was paid in May 2015.
Ocean Rig paid dividends amounting to $20,526, to shareholders other than the Company, during the year ended December 31, 2015.
On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve.
5.	Other Current assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2015	2016
Inventories	$3,531	$3,446
Insurance claims (Note 15)	941	1,071
Other	542	29

Other current assets	$5,014	$4,546

6.	Advances for Vessels and Drilling Units under Construction and Acquisitions:
As of December 31, 2015 and 2016, the movement of the advances for vessels and drilling units under construction and acquisitions are set forth below:
	December 31,
	2015	2016
Balance at beginning of year	$623,984	$-
Advances for drilling units under construction and related costs	465,650	-
Drilling units delivered	(728,393)	-
Deconsolidation of Ocean Rig	(361,241)	-

Balance at end of year	$-	$-

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, Drilling Units, Machinery and Equipment:
Vessels:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2014	$2,873,951	(732,334)	2,141,617
Acquisition of subsidiary	97,100	-	97,100
Vessels transfer to held for sale	(208,099)	-	(208,099)
Vessels disposals	(810,810)	-	(810,810)
Impairment loss	(1,855,042)	803,962	(1,051,080)
Depreciation	-	(72,300)	(72,300)

Balance, December 31, 2015	$97,100	(672)	$96,428
Vessels transferred from held for sale	66,449	-	66,449
Impairment loss	(67,999)	4,138	(63,861)
Depreciation	-	(3,466)	(3,466)
Balance, December 31, 2016	$95,550	$-	$95,550

Vessel cost of $97,100 at December 31, 2015, represents the fair value of Nautilus Offshore Services Inc. vessels at the acquisition date (Note 8).
On March 30, 2015, the Board of Directors of the Company approved the entering into sales agreements with entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it entered into agreements with entities controlled by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirmed their unconditional acceptance by June 30, 2015. The Company classified the vessels as "held for sale" as at March 31, 2015, as all criteria required for their classification as "Vessels held for sale" were met and a charge of $56,631, included in "Impairment loss, gain/ loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On April 30, 2015, the Company concluded ten Memoranda of Agreements for an aggregate agreed sales price of $536,000. On May 6, 2015, and under the terms of the agreements, the purchasers paid $49,000 representing the upfront 20% for the four Suezmax tankers to the Company.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, Drilling Units, Machinery and Equipment - continued:
Vessels - continued:
On July 8, 2015 and under the terms of the agreements, the purchasers paid $58,200 representing the upfront 20% for the six Aframax tankers to the Company. On July 16, 2015, July 21, 2015, July 24, 2015, July 27, 2015, August 6, 2015, August 7, 2015, August 19, 2015, August 25, 2015, September 10, 2015 and October 29, 2015 the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida, Daytona and Alicante, respectively were delivered to their new owners, who paid the balance of the agreed sales prices to the Company.
The impairment review performed prior to the entering into the agreements for the sale of the Company's Drybulk vessels and vessel owning companies, indicated that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 12).
On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of the vessel owning companies of 14 vessels (ten Capesize bulk carriers': Rangiroa, Negonego, Fakarava, Raiatea, Mystic, Robusto, Cohiba, Montecristo, Flecha and  Partagas, and four Panamax bulk carriers': Woolloomooloo, Saldanha, Topeka and Helena) and the sale of three Capesize bulk carriers (Manasota,  Alameda and Capri) for an aggregate price of $377,000, including their existing employment agreements and the assumption of $236,716 of debt, associated with some of the vessels. In this respect, a charge of $375,090, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations for the year ended December 31, 2015 was recognized.
On September 17, 2015 and October 13, 2015, the shares of the vessel owning company of the vessel Mystic and the shares of the shareholders of the vessel owning companies of ten vessels (Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena), respectively were delivered to their new owners. On September 22, 2015, October 1, 2015 and December 11, 2015, the vessels Capri, Manasota and Alameda, respectively were delivered to their new owners. The assets and liabilities of the remaining three vessel owning companies (Rangiroa, Negonego and Fakarava) remained classified as "held for sale" on December 31, 2015, as all criteria required for their classification as " held for sale" were met.
In addition, on September 30, 2015, the Company classified all the remaining vessels in its fleet, comprised of 20 Panamax and two Supramax bulk carriers, as held for sale, as all criteria required for their classification were met and recognized an additional charge of $422,404, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015, as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.
On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, Byron and Galveston, for an aggregate sales price of $12,300. The vessels were delivered to their new owners on November 25, 2015 and November 30, 2015, respectively. In this respect, a charge of $6,035, was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2015, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other".
Finally during the three month period ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations, due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell (Note 12).

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, Drilling Units, Machinery and Equipment - continued:
Vessels - continued:
On February 15, 2016, the Company announced that the sale of the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego to entities controlled by its Chairman and Chief Executive Officer, Mr. George Economou, as discussed above had failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company concluded a new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares of the vessel owning companies of its Capesize vessels (Fakarava, Rangiroa and Negonego,) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the shares of the vessels' owning companies and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. As part of the transaction the Company also paid the amount of $12,060, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. In this respect, a charge of $23,018, was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations for the year ended December 31, 2016.
On August 22, 2016, the Company concluded a Memorandum of Agreement with an unaffiliated third-party, to sell its Panamax vessel, Coronado, for a gross price of $4,250. The vessel was delivered to its new owner on September 9, 2016. In this respect, a gain of $1,084, was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other".
On September 16, 2016, the Company entered into a sale agreement with an entity controlled by Mr. George Economou, the Company's Chairman and CEO, for the sale of the shares of the owning company of the Panamax vessel Oregon, including the associated bank debt, for a gross price of $4,675. As part of the transaction the Company also paid the amount of $7,825 to the new owners, being the difference between the purchase price and the outstanding balance of the respective debt facility. The Company drew down the respective amount under its Revolving Credit Facility (Note 4). The shares of the vessel owning company were delivered to the new owner on September 21, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, this sale constitutes a common control transaction. Mr. Economou, is deemed to have controlling interests in the Company following the issuance of 29,166 Series D preferred shares (233,333 before the 1-for-8 reverse stock split) on September 13, 2016. (Note 4) In this respect, a gain of $281, was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at December 31, 2016, in accordance with the relevant US GAAP guidance.
On September 27, 2016, October 5, 2016 and October 18, 2016, the Company also concluded Memoranda of Agreement with unaffiliated third-parties for the sale of its Panamax vessels, Ocean Crystal, Sonoma and Sorrento, respectively for gross prices of $3,720, $3,950 and $6,700, respectively. As a result of the concluded agreements, the Company revalued the respective vessels as of September 30, 2016, to their fair values with reference to their purchase prices and a gain of $3,020, was recognized in the accompanying consolidated statement of operations for year ended December 31, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other". On November 7, 2016, November 15, 2016 and November 22, 2016, the vessels Ocean Crystal, Sonoma and Sorrento, respectively were delivered to their new owners. In this respect, an aggregate  loss of $641, was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other".

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, Drilling Units, Machinery and Equipment - continued:
Vessels - continued:
On October 26, 2016, the Company entered into sales agreement with entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou, for the sale of the owning companies of three Panamax vessels the Amalfi, Galveston (the vessel Galveston was sold and delivered to its owners on November 30, 2015) and Samatan, along with the associated bank debt for an aggregate gross price of $15,000. As part of the transaction the Company also paid the amount of $58,619, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners. The Company drew down the respective amount under its New Revolving Facility (Note 4). The shares of the vessel owning companies were delivered to the new owners on October 31, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, the above sales constitute common control transaction. In this respect, an aggregate loss of $476, was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at December 31, 2016, in accordance with the relevant US GAAP guidance.
During the year ended December 31, 2016, a charge of $18,266 was also recognized as "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell.
As of December 30, 2016, and due to the improved financial condition of the Company, the Board of Directors decided that the remaining 13 drybulk vessels previously classified as held for sale will not be sold, effective December 31, 2016.  The Company, reclassified its Drybulk fleet as held and used and a gain of $1,851 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations was recognized. Also, the impairment review for the year ended December 31, 2016,  indicated that the carrying amount of the offshore support vessels' was not recoverable and, therefore, a charge of $65,712 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations.
The amounts of "Assets held for sale" and "Liabilities held for sale" in the accompanying consolidated balance sheet as at December 31, 2015 and 2016, are analyzed as follows:
Total assets	December 31,
	2015	2016
Cash and cash equivalents	$12	$-
Restricted cash	4,920	-
Accounts receivable trade, net	7	-
Due from related parties – TMS Bulkers Ltd. (Note 4)	2,492	-
Inventories	384	-
Prepayments and advances	15	-
Insurance claims	97	-
Vessels held for sale	208,099	-
Total assets held for sale	$216,026	$-

Total liabilities	December 31,
	2015	2016
Bank debt	$103,680	$-
Accounts payable	1	-
Accrued liabilities	271	-
Deferred revenues	414	-
Total liabilities held for sale	$104,366	$-

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, Drilling Units, Machinery and Equipment - continued:
Vessels - continued:
During the year ended December 31, 2015 and 2016, substantially all of the Company's net income, except for equity in losses in Ocean Rig and income from the offshore support segment, relates to vessels sold or held for sale. As of December 31, 2016, the Company, reclassified its Drybulk fleet as held and used.
As of December 31, 2016, all of the Company's vessels have been pledged as collateral to secure the outstanding loans (Note 11).
According to ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", the sale of the Company's vessels and vessel owning companies does not represent a strategic shift, hence no presentation of discontinued operations is required.
Drilling units, machinery and equipment:
The amounts of drilling units, machinery and equipment regarding Ocean Rig in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$7,393,173	$(1,133,426)	$6,259,747
Additions	806,353	-	806,353
Depreciation	-	(154,481)	(154,481)
Deconsolidation of Ocean Rig	(8,199,526)	1,287,907	(6,911,619)

Balance, December 31, 2015	$-	$-	$-
Additions	-	-	-
Depreciation	-	-	-
Balance December 31, 2016	$-	$-	$-

8.	Acquisition of Nautilus Offshore Services Inc.:
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
Nautilus indirectly through its subsidiaries owns six Offshore Support Vessels of which four are Oil Spill Recovery Vessels (OSRVs) and two are Platform Supply Vessels (PSVs), all of which were on time charter to Petroleo Brasileiro S.A. (Petrobras) until certain dates through 2017, at the day of acquisition. The vessels are managed by TMS Offshore Services. (Note 4) The acquisition of Nautilus will allow the Company to expand and diversify its fleet.
The acquisition of the common shares of Nautilus was accounted for under the acquisition method of accounting. The Company began consolidating Nautilus from October 21, 2015 (the date of acquisition), as of which date the results of operations of Nautilus are included in the accompanying consolidated statement of operations and on which the fair value of the non-controlling interest amounted to $1,500.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Acquisition of Nautilus Offshore Services Inc. - continued:
The purchase price allocation was as follows:
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

Goodwill included in the offshore support segment constituted a premium paid by the Company over the fair value of the net assets of Nautilus, which was attributable to anticipated benefits from Nautilus's position to take advantage of the fundamentals of the offshore support market.
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
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Acquisition of Nautilus Offshore Services Inc. - continued:
The amortization of the fair value of the above market acquired time charter contracts as of December 31, 2015, amounted to $1,467 and included to "Voyage and time charter revenue", in the accompanying consolidated statement of operations for the year ended December 31, 2015. The amortization and write offs of the fair value of the above market acquired time charter contracts as of December 31, 2016, amounted to $4,346 and $5,161 and are included to "Voyage and time charter revenue" and "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", respectively, in the accompanying consolidated statement of operations for the year ended December 31, 2016.
On February 15, 2016, March 3, 2016 and April 11, 2016, the Company announced that Petrobras had given notice of termination of the contracts for the vessels Crescendo, Jubilee and Indigo, respectively, effective as of March 6, 2016, March 9, 2016 and April 6, 2016. The contracts of the vessels Crescendo, Jubilee and Indigo were to expire on January 8, 2017, April 25, 2017 and August 30, 2017, respectively. The termination of the related acquired time charters from Petrobras, resulted in amortization and write-off charges of $941 and $5,161 included to "Voyage and time charter revenue" and "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", respectively, in the accompanying consolidated statement of operations for the year ended December 31, 2016. On December 27, 2016 and in accordance with the respective terms the contract of the vessel Vega Corona expired.
	Amortization Schedule
	Amount Acquired	Balance as of December 31, 2015	Amortization and write offs for the year ended December 31, 2016	Amortization for the year ending December 31, 2017
Above-market acquired time charters	$12,474	$11,007	$9,507	$1,500

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
	December 31,
	2014	2015
Pro forma revenues	$2,233,015	$1,011,674
Pro forma operating income/(loss)	554,870	(866,317)
Pro forma net loss	(38,874)	(2,838,322)
Pro forma per share amounts:
Basic net loss per share	$(127.87)	$(6,402.62)

The amounts of revenues and net losses following the acquisition of Nautilus on October 21, 2015, included in the consolidated statement of operations for the year ended December 31, 2015, were $8,118 and $2,100, respectively.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Acquisition of Nautilus Offshore Services Inc. - continued:
Impairment Charge
At December 31, 2016, the Company performed its impairment review for Goodwill. As a result of its impairment testing, the Company determined that the Goodwill associated with its offshore support reporting unit was impaired. Accordingly, the Company recognized an impairment charge for the full carrying amount of the Goodwill associated with this reporting unit in the amount of $7,002, which had no tax effect.
The Goodwill balance and changes in the Goodwill is as follows:

Balance December 31, 2015	$7,002
Goodwill impairment charge	(7,002)

Balance December 31, 2016	$—

9.	Other non-current assets:
The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31,
	2015	2016
Security deposits for derivatives	$727	$-
	$727	$-

As of December 31, 2015, $727 of security deposits for derivatives for the vessels Belmar, Calida, Lipari and Petalidi, respectively, were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market loss in the swap agreements as of the related dates.
10.	Investment in an Affiliate:
On June 8, 2015, following an equity offering of Ocean Rig, the Company's ownership decreased to 47.2% and accordingly, the Company lost its controlling financial interest and deconsolidated Ocean Rig from its financial statements. From that date onwards, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company and the investment in Ocean Rig was accounted for under the equity method due to the Company's significant influence over Ocean Rig.
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
As at March 31, 2016, the Company's investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2016.
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and recognized a gain of $792 as a result of the above transaction, including $343 relating to accumulated other comprehensive income which is included in the accompanying consolidated statement of operations for the year ended December 31, 2016. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.
The Company's equity in the losses and capital transactions of Ocean Rig was 40.4% up to April 5, 2016 and is shown in the accompanying consolidated statement of operations for the year ended December 31, 2016, as "Equity in net losses of affiliated company" amounting to a loss of $41,454.
11.	Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2015	2016
Secured Credit Facilities- Drybulk Segment	$218,185	$16,935
Less: Deferred financing costs	(636)	(124)

Total debt	217,549	16,811
Less: Current portion	(217,549)	(16,811)

Long-term portion	$-	$-

Term bank loans and credit facilities
The bank loans are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until March 2020. Interest rates on the outstanding loans as at December 31, 2016, are based on LIBOR plus a margin.
On March 31, 2016, the shares of the owning companies of the vessels Rangiroa, Fakarava and Negonego were delivered to their new owners who also assumed the respective outstanding amount of the loan associated with the vessels, which had a balance of $87,070, as of that date.
On September 9, 2016, following the delivery of the vessel Coronado to its new owners, the Company repaid $4,250 of the outstanding amount under a Secured Credit Facility, dated March 31, 2006.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Long-term Debt - continued:
On September 21, 2016, the shares of the owning company of the vessel Oregon, were delivered to their new owners who also assumed the respective outstanding amount of the loan associated with the vessel, which had a balance of $12,500, as of that date.
On October 31, 2016, the shares of the owning companies of the vessels Amalfi, Galveston and Samatan were delivered to their new owners who also assumed the respective outstanding amount of the loan associated with the vessels, which had a balance of $73,620, including accrued interest as of that date.
On November 7, 2016 and November 15, 2016 the Company delivered the vessels Ocean Crystal and Sonoma to their new owners, making repayments equal to $3,720 and $3,950, respectively of the outstanding amount under a Secured Credit Facility, dated March 31, 2006.
On November 18, 2016, the Company reached an agreement for the settlement of its outstanding obligation under a loan agreement dated June 20, 2008, with the respective lender. Under the terms of the agreement, the lending bank agreed to a write-off of almost half of the outstanding principal and interest due. A gain of $8,366 was recognized as part of the transaction included in "Gain on debt restructuring" in the accompanying consolidated statement of operations for the year ended December 31, 2016. On November 18, 2016, the Company repaid $8,200 of principal, as per agreement and will have to pay an additional amount of $2,000 over the next 9 months against a full and final settlement of all of its obligations under the credit documents.
On November 30, 2016, Sifnos became the lender of record under two Syndicated Loans previously arranged by HSH Nordbank, with outstanding balance of an aggregate of $85,066 under the ex-HSH syndicated facilities. As part of the transaction $1,825 of overdue interest under the ex-HSH Syndicated facilities was written off.
The aggregate available undrawn amount under the Company's facilities at December 31, 2015 and 2016 was $0.
The weighted-average interest rates on the above outstanding debt were: 6.60%, 4.98% and 3.15% for the years ended December 31, 2014, 2015 and 2016, respectively.
The table below presents the movement for bank loans throughout 2016:
Loan	Loan agreement date	Original Amount	December 31, 2015	New Loans/Interest capitalized	Repayments/Transfers/Write offs	December 31, 2016
Secured Credit Facility	October 5, 2007	$90,000	$43,700	—	(43,700)	$—
Secured Credit Facility	June 20, 2008	103,200	18,250	316	(16,566)	2,000
Secured Credit Facility	November 16, 2007	47,000	12,500	—	(12,500)	—
Secured Credit Facility	March 13, 2008	130,000	27,567	—	(27,567)	—
Secured Credit Facility	March 31, 2006	753,637	101,572	—	(101,572)	—
Secured Credit Facility	March 19, 2012	19,065	14,596	438	(99)	14,935

			$218,185	754	(202,004)	$16,935

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Long-term Debt - continued:
The Company's secured credit facility dated March 19, 2012 as well as the New Revolving Facility (Note 4), are secured by a first priority mortgage over the Company's vessels, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of December 31, 2016, the Company was in breach of certain financial covenants regarding its secured credit facility dated March 19, 2012 and has not made principal repayments and interest payments under this agreement. However, the Company is in settlement discussions with the related commercial lender, while all other commercial credit facilities had been either settled or refinanced as discussed above. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified the respective bank loan amounting to $14,935, as current liability, at December 31, 2016.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31 2014, 2015 and 2016, amounted to $367,996, $177,537 and $8,299, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statement of operations.
The annual principal payments required to be made after December 31, 2016, including balloon payments, totaling $16,935 due through December 31, 2017 are as follows:
2017	$16,935
Total principal payments	16,935
Less: Financing fees	(124)

Total debt	$16,811

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet.
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
Interest rate swaps, cap and floor agreements: As of December 31, 2014, 2015 and 2016, the Company had 24, 9 and 0 interest rate swaps outstanding of $2.4 billion, $288.4 million and $0 notional amount, respectively. During the year ended December 31, 2016, all of the Company's interest rate swaps either matured or were terminated.
Accumulated other comprehensive loss included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for vessels and drilling units under construction and acquisitions" amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2014, 2015 and 2016, the amounts of $550, $466 and $110, respectively were reclassified into the consolidated statement of operations.
The fair value of the interest rate swap agreements equates to the amount that would be paid by the Company if the agreements were transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.
The change in the fair value of such interest rate swap agreements which do not qualify for hedge accounting for the years ended December 31, 2014, 2015 and 2016, amounted to gains of $29,304, $10,848 and $2,193, respectively and are included in "Gain/ (Loss) on interest rate swaps" in the accompanying consolidated statement of operations.
As of December 31, 2015 and 2016, security deposits of $727 for derivatives for the vessels Belmar, Calida, Lipari and Petalidi and $0, respectively were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market loss in the respective swap agreements as of the related dates.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Financial Instruments and Fair Value Measurements - continued:
Tabular disclosure of financial instruments is as follows:
Fair Values of Derivative Instruments in the Consolidated Balance Sheets:
		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2015 Fair value	December 31, 2016 Fair value	Balance Sheet Location	December 31, 2015 Fair value	December 31, 2016 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments- current liabilities	$2,604	$-
Interest rate swaps	Financial instruments- non-current assets	411	-	Financial instruments- non-current liabilities	-	-

Total derivatives not designated as hedging instruments		$411	$-		$2,604	$-

Total derivatives		$411	$-	Total derivatives	$2,604	$-

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2016
Interest rate swaps	Gain/(Loss) on interest rate swaps	$(15,528)	$(11,601)	$403

Total		$(15,528)	$(11,601)	$403

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets and liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. Assets and liabilities held for sale are stated at fair value less cost to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$411	$-	$411	$-
Interest rate swaps - liability position	$(2,604)	$-	$(2,604)	$-

Total	$(2,193)	$-	$(2,193)	$-

	December 31, 2016	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps - asset position	$-	$-	$-	$-
Interest rate swaps - liability position	$-	$-	$-	$-

Total	$-	$-	$-	$-

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
In accordance with the provisions of relevant guidance, ten tanker vessels held for sale with a carrying amount of $587,271, were written down to their fair value as determined based on the agreed sale prices, resulting in a charge of $56,631, which was included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 7).
The impairment review performed prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, indicated also that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other"  in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 7).
Following the sale agreements for the sale of 14 vessel owning companies and three vessels, (Note 7) the associated 17 vessels held for sale with a carrying amount of $748,320, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $375,090, included in "Impairment loss gain/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
Furthermore due to their classification as held for sale (Note 7), 22 vessels, were written down to their fair value as determined based on the valuations of the independent valuators, resulting in a charge of $422,404, which was included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
Following the sale agreements for two Supramax vessels (Note 7), the vessels, which had an aggregate carrying value of $17,820, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $6,035, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Financial Instruments and Fair Value Measurements - continued:
Finally during the three month period ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations, due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell. (Note 7)
	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Long-lived assets held and used	$-	$95,550	$-
Total	$-	$95,550	$-

During 2016, the sale of the owning companies of the Capesize vessels' Fakarava, Rangiroa and Negonego resulted into a charge of $23,018 and the sale of the vessel Coronado resulted into a gain of $1,084, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" for the year ended December 31, 2016 (Note 7).
An additional charge of $18,266 was also recognized as "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, as of March 31, 2016.
Due to the sale of the vessels, Ocean Crystal, Sonoma and Sorrento, (Note 7), the Company revalued the above vessels with reference to the purchase prices as concluded in the respective Memoranda of Agreement and recognized a gain amounting to $3,020 and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", for the year ended December 31, 2016. Also, a loss of $641, was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", related to the delivery of those vessels to their new owners.
On December 30, 2016, the Company's Board of Directors resolved that the 13 drybulk vessels of the Company's fleet, that were previously classified as held for sale, will not be sold, effective December 31, 2016. Therefore, the vessels were reclassified as held and used and a gain of $1,851 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" based on the respective US GAAP guidance, due to their measurement at their fair values as at December 31, 2016, as determined based on valuations of the independent valuators.  Also, the impairment review for the year ended December 31, 2016,  indicated that the carrying amount of the offshore support vessels' was not recoverable and, therefore, a charge of $65,712 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations. (Note 7)

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
	Year Ended December 31,
	2014	2015	2016

Net loss attributable to Dryships Inc.	$(47,512)	$(2,847,061)	$(198,686)
Transfers to the non-controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(4,758)	(49,444)	-

Net transfers to the non-controlling interest	(4,758)	(49,444)	-

Net loss attributable to Dryships Inc. and transfers to/from the non-controlling interest	$(52,270)	$(2,896,505)	$(198,686)

Issuance of common shares
On October 29, 2014, the Company successfully completed the offering of 20,833 of its common stock (166,667 before the 1-for-8 reverse stock split), par value $0.01 per share, at a price of $1.40 per share (share price before reverse stock splits). As part of the offering, George Economou, the Company's Chairman and Chief Executive Officer, has purchased $80,000, or 4,762 shares (38,095 before the 1-for-8 reverse stock split), of common stock in the offering at the public offering price. The Company used the net proceeds of approximately $332,852 from the offering to repurchase a portion of its $700,000 principal amount of indebtedness under the 5.0% Convertible Senior Notes matured on December 1, 2014.
On February 22, 2016, the Reverse Stock Split Committee of the Company resolved to effect a 1-for-25 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on March 11, 2016. On July 29, 2016, the Board of Directors of the Company also determined to effect a 1-for-4 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on August 15, 2016. On October 27, 2016, the Reverse Stock Split Committee of the Company determined to effect a 1-for-15 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on November 1, 2016. On January 18, 2017, the Company determined to effect a 1-for-8 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017. All previously reported share and per share amounts have been restated to reflect the reverse stock splits.
On December 23, 2016, the Company, entered into an agreement with Kalani Investments Limited ("Kalani"), an entity organized in the British Virgin Islands that is not affiliated with the Company, under which the Company may sell up to $200,000 of its common stock to Kalani over a period of 24 months, subject to certain limitations. Proceeds from any sales of common stock will be used for general corporate purposes. Kalani has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has agreed to issue up to $1,500 of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.	Common Stock and Additional Paid-in Capital – continued:
Issuance of common shares – continued:
As of December 31, 2016, the Company had received proceeds (net of 1% fees), amounting to $14,850 and issued 388,342 common shares (3,106,733 before the 1-for-8 reverse stock split), out of which 13,342 shares (106,733 before the 1-for-8 reverse stock split) refer to commitment fees. The Securities Purchase Agreement does not determine a fixed price for the issuance of shares, therefore the number of common shares that are going to be issued under this agreement cannot be estimated.
Issuance of preferred shares
On June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 310 common shares (2,483 before the 1-for-8 reverse stock split). The securities were issued to the investor through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. The Company further received $5,000 due to the exercise of all warrants, and the total proceeds were $10,000. The Series C Convertible Preferred Stock accrued cumulative dividends on a monthly basis at an annual rate of 8%. Such accrued dividends were payable in shares of common stock or in cash at the Company's option, or in a combination of cash and common shares.
On July 6, 2016, August 3, 2016, September 1, 2016, October 5, 2016 and November 4, 2016, the Company issued 70 (562 before the 1-for-8 reverse stock split), 17 (134 before the 1-for-8 reverse stock split), 278 (2,222 before the 1-for-8 reverse stock split), 328 (2,627 before the 1-for-8 reverse stock splits) and 339 (2,715 before the 1-for-8 reverse stock split) shares of Common stock, respectively, as dividend to the holders of Series C Convertible Preferred shares.
As of December 31, 2016, the 5,000 Series C Convertible Preferred Shares issued on June 15, 2016 and their respective $400 dividends have been converted to 28,697 common shares (229,580 before the 1-for-8 reverse stock splits). Also, as of December 31, 2016, the 5,000 of the Series C Convertible Preferred Shares issued on August 10, 2016, due to the exercise of the respective warrants, and their respective $344 dividends have been converted to 149,189 common shares (1,193,512 before the 1-for-8 reverse stock split).
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility with Sifnos (Note 4) into 29,166 Series D Preferred shares (233,333 before the 1-for-8 reverse stock split) of the Company. Each preferred share has 100,000 votes and shall not be convertible into common stock of the Company. The 29,166 Series D Preferred shares (233,333 before the 1-for-8 reverse stock split) were issued on September 13, 2016.
On November 16, 2016, the Company entered into a Securities Purchase Agreement with Kalani, for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 46,609 common shares (372,874 before the 1-for-8 reverse stock split - with the number of common shares issuable subject to adjustment as described therein), and 13 common shares (100 before the 1-for-8 reverse stock split). The total gross proceeds from the sale of the securities and the exercise of the preferred warrants, were $100,000. The Series E1 and E2 Convertible Preferred shares were entitled to receive dividends which could be paid by the Company, in shares of common stock or cash or a combination of cash and common shares and which were cumulative and accrued and compounded monthly.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.	Common Stock and Additional Paid-in Capital – continued:
Issuance of preferred shares – continued:

As of December 31, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, which were issued on November 21, 2016, and their respective $1,400 dividends were converted to 856,352 common shares (6,850,817 before the 1-for-8 reverse stock split). Also, as of December 31, 2016, all preferred warrants were exercised and the 80,000 preferred shares were issued and together with their respective $5,551 dividends were converted to 3,090,405 common shares (24,723,235 before the 1-for-8 reverse stock split). Finally, all prepaid warrants have been exercised and in this respect, 44,822 common shares (358,575 before the 1-for-8 reverse stock split) were issued as of December 31, 2016.

Ocean Rig shares
On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge an amount of 20,555,556 of Ocean Rig shares owned by the Company. On August 13, 2015, the Company signed an agreement with Ocean Rig to repay the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note, and transferred 17,777,778 shares of Ocean Rig previously owned by the Company to Ocean Rig as full payment of the outstanding balance under the Note. On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and as of that date it no longer holds any equity interest in Ocean Rig. (Note 4 and 10)
Treasury stock
As of December 31, 2016, 3,009 shares (24,078 before the 1-for-8 reverse stock split) of the Company's common stock, had been returned to the Company and not retired but held as treasury stock.
Stockholders Rights Agreement
As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company's Board of Directors declared a dividend payable of one preferred share purchase right, ("Right"), to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding common share. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock or additional shares of common stock. As of July 9, 2009, an amendment was effected to the Agreement to reflect the issuance of Series A Convertible Preferred Stock. As of December 31, 2016, no exercise of any Rights had occurred.
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

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.	Equity incentive plan – continued:
On January 12, 2011, 750 shares (6,000 before the 1-for-8 reverse stock split) of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 83 shares (667 before the 1-for-8 reverse stock split) vesting on the grant date and 83 shares (667 before the 1-for-8 reverse stock split) vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share (share price before reverse stock splits). As of December 31, 2016, 583 of these shares (4,667 before the 1-for-8 reverse stock split) have vested.
On August 20, 2013, the Compensation Committee approved that a bonus in the form of 83 shares (667 before the 1-for-8 reverse stock split) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vested over a period of two years with 28 shares (222 before the 1-for-8 reverse stock split) vesting on the grant date, 28 shares (222 before the 1-for-8 reverse stock split) vesting on August 20, 2014 and 28 shares (222 before the 1-for-8 reverse stock split)on August 20, 2015, respectively. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share (share price before reverse stock splits). As of December 31, 2016, the shares have vested in full.
On August 19, 2014, the Compensation Committee approved that a bonus in the form of 100 shares (800 before the 1-for-8 reverse stock split) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years, with 33 shares (267 before the 1-for-8 reverse stock split) vesting on December 31, 2014, 33 shares (267 before the 1-for-8 reverse stock split) vesting on December 31, 2015, and 33 shares (267 before the 1-for-8 reverse stock split) vesting on December 31, 2016. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share (share price before reverse stock splits). As of December 31, 2016, these shares have vested in full.
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 175 shares (1,400 before the 1-for-8 reverse stock split) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years, with 58 shares (467 before the 1-for-8 reverse stock split) vesting on December 31, 2015, 58 shares (467 before the 1-for-8 reverse stock split) vesting on December 31, 2016 and 58 shares (467 before the 1-for-8 reverse stock split) vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share (share price before reverse stock splits). As of December 31, 2016, 117 shares (934 before the 1-for-8 reverse stock split) of these shares have vested.
A summary of the status of the Company's non-vested shares as of December 31, 2014, 2015 and 2016 and the movement for the years ended December 31, 2014, 2015 and 2016, is presented below. There were no shares forfeited in 2014, 2015 and 2016.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.	Equity incentive plan – continued:
	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2013	472	$61,080
Granted	275	22,440
Vested	(144)	51,720
Balance December 31, 2014	603	$45,720
Vested	(203)	40,560
Balance December 31, 2015	400	$48,240
Vested	(175)	43,160
Balance December 31, 2016	225	$52,232.56

	Number of vested shares	Weighted average grant date fair value per vested shares
As at December 31, 2013	828	$151,920
Granted and vested	33	39,120
Non vested shares granted in prior years and vested 2014	111	55,560

As at December 31, 2014	972	$137,040
Non vested shares granted in prior years and vested 2015	203	40,560

As at December 31, 2015	1,175	$120,360
Non vested shares granted in prior years and vested 2016	175	43,160

As at December 31, 2016	1,350	$110,354

As of December 31, 2014, 2015 and 2016, there was $12,589, $5,999 and $2,419 respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost at December 31, 2016, is expected to be recognized over a period of two years.
The amounts of $7,516, $6,590 and $3,580, represent the stock based compensation expense for the year ended December 31, 2014, 2015 and 2016, respectively and are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016, respectively. The total fair value of shares vested during the years ended December 31, 2014, 2015 and 2016, were $2,561, $477 and $5, respectively.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2014, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy and, as a result, an amount of $20.2 million for the above covered event was recognized as revenue during the year ended December 31, 2014, and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014.
As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
An investigation was carried out by the Chinese authorities in connection with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016. The vessel remained detained in Ningbo, China and was released during July 2016.

The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

15.2	Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of December 31, 2016, will be $9,694 during 2017. These amounts do not include any assumed off-hire.
Under the June 25, 2015, agreement discussed below, the Company amended 11 charter agreements with significantly lower charter rates.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.	Commitment and contingencies - continued:
15.2	Contractual charter revenue – continued:
Under seven of the Company's charter agreements, the charterer had the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options were exercised, less $5,000 per vessel or, (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement would automatically be terminated on the date of completion of the current voyage. These options were exercisable beginning late March 2015 and throughout the term of the charter agreements which expired through 2020. On June 25, 2015, the Company concluded an agreement with the charterer under which, the charterer agreed to forgo the exercise of the purchase option under the seven charter agreements in exchange for a reduction of $35,000 in overdue receivables, $5,000 cash payment to the Company and write off the remaining $16,471 in overdue receivables as of May 31, 2015, against "Voyage revenues". Out of the $35,000, the $6,759 had been amortized, while the remaining $28,241 were written off as "Loss on contract cancellation". As part of the transaction, new time charters were agreed for a period of over four years.

16.	Accumulated other comprehensive income:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Year ended December 31,
	2015			2016
	Attributable to Dryships	Attributable to non controlling interest	Total	Attributable to Dryships	Attributable to non controlling interest	Total
Cash flows hedges realized gain	$225	$-	$225	$-	$-	$-
Actuarial pension gain	8	-	8	-	-	-
Total	$233	$-	$233	$-	$-	$-

17.	Interest and Finance Costs:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	Year ended December 31,
	2014	2015	2016

Interest incurred on long-term debt	$317,445	$150,061	$6,164
Interest, amortization and write off of financing fees on loan from affiliate and related party	-	3,642	1,563
Amortization and write-off of financing fees	50,551	23,834	572
Discount on receivable from drilling contract	-	4,048	-
Amortization of convertible notes discount	45,261	-	-
Amortization of share lending agreement-note issuance costs	2,733	-	-
Commissions, commitment fees and other financial expenses and related party	34,256	2,607	558
Capitalized interest	(39,225)	(12,060)	-

Total	$411,021	$172,132	$8,857

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.	Segment information:
The Company has currently two reportable segments from which it derives its revenues: Drybulk and Offshore support segments. The Company had also a Drilling segment until the deconsolidation of Ocean Rig on June 8, 2015 (Note 10) and a Tanker segment until the sale of the whole tanker fleet during 2015 (Note 7). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The Drilling business segment consisted of the deepwater drilling services through the ownership of drilling units. The Tanker business segment consisted of vessels for the transportation of crude and refined petroleum cargoes.
The tables below present information about the Company's reportable segments as of and for the years ended December 31, 2014, 2015 and 2016. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis. The Company also measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment			Offshore Support Segment			Drilling Segment			Tanker Segment			TOTAL
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
Revenues	$205,630	$115,598	$30,777	$-	$8,118	$21,157	$1,817,077	$725,805	$-	$162,817	$120,304	$-	$2,185,524	$969,825	$51,934
Vessels and drilling units operating expenses	90,376	87,704	30,969	-	3,977	14,587	727,832	259,623	-	26,052	19,770	7	844,260	371,074	45,563
Depreciation and amortization	99,631	65,607	-	-	672	3,466	325,744	155,352	-	24,417	6,021		449,792	227,652	3,466
Goodwill impairment	-	-	-	-	-	7,002	-	-	-	-	-	-	-	-	7,002
Loss on contract cancellation	1,307	28,241	-	-	-	-	-	-	-	-	-	-	1,307	28,241	-
Impairment loss, gain/loss from sale of vessels and vessel owning companies and other	38,148	1,000,485	35,470	-	-	70,873	-	-	-	-	56,631	-	38,148	1,057,116	106,343
General and administrative expenses	48,441	44,519	29,822	-	2,858	9,849	131,745	46,989	-	13,500	10,546	37	193,686	104,912	39,708
Gain/(loss) on interest rate swaps	(1,142)	(567)	917	-	-	-	(12,671)	(9,588)	-	(1,715)	(1,446)	(514)	(15,528)	(11,601)	403
Gain on debt restructuring	-	-	10,477	-	-	-	-	-	--	-	-	-	-	-	10,477

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.        Segment Information - continued:

Income taxes	-	-	-	-	(188)	(38)	(77,823)	(36,931)	-	-	-	-	(77,823)	(37,119)	(38)
Net income/(loss)	(206,303)	(1,180,056)	(69,966)	-	(2,711)	(86,553)	259,654	(1,601,451)	(41,454)	4,669	(23,868)	(713)	58,020	(2,808,086)	(198,686)
Net income/(loss) attributable to Dryships Inc.	(206,303)	(1,180,056)	(69,966)	-	(2,657)	(86,553)	154,122	(1,640,480)	(41,454)	4,669	(23,868)	(713)	(47,512)	(2,847,061)	(198,686)
Interest and finance cost	(102,806)	(45,321)	(8,706)	-	(105)	(93)	(298,839)	(123,463)	-	(10,540)	(8,766)	(58)	(412,185)	(177,655)	(8,857)
Interest income	1,074	76	66	-	2	13	12,227	5,954	-	9	18	2	13,310	6,050	81
Change in fair value of derivatives (gain)/loss	(21,069)	(10,768)	(1,957)	-	(6)	-	(15,909)	349	-	7,674	(422)	(236)	(29,304)	(10,848)	(2,193)
Total assets	$1,731,295	$342,287	$162,532	$-	$131,124	$31,191	$8,095,212	$-	$-	$650,082	$2,641	$7	$10,476,589	$476,052	$193,730

A reconciliation of interest and finance costs and total segment assets with the consolidated amounts is as follows:
	December 31, 2014	December 31, 2015	December 31, 2016
Interest and finance costs
Interest for reportable segments	412,185	177,655	8,857
Elimination of intersegment interest	(1,164)	(5,523)	-
Total consolidated Interest and finance costs	$411,021	$172,132	$8,857

Interest income
Interest for reportable segments	13,310	6,050	81
Elimination of intersegment interest	(1,164)	(5,523)	-
Total consolidated Interest income	12,146	527	81

Total Assets
Total Assets for reportable segments	10,476,589	476,052	193,730
Elimination of intersegment receivables	(117,219)	-	-
Total consolidated Assets	10,359,370	476,052	193,730

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.	Segment information - continued:
The drilling revenue shown in the table below is analyzed by country based upon the location where the drilling takes place and up to deconsolidation of Ocean Rig at June 8, 2015:
	For the years ended December 31,
Country	2014	2015	2016
Congo	$-	$31,807	$-
Norway	220,044	101,584	-
Brazil	581,635	253,283	-
Ivory Coast	97,232	12,065	-
Angola	807,742	275,410	-
Falkland	-	51,656	-
Gabon/ West Africa	110,424	-	-
Total leasing and service revenues	$1,817,077	$725,805	$-

The revenue shown in the table below is analyzed by country based upon the location where the operation of the offshore support vessels takes place:

	For the years ended December 31,
Country	2014	2015	2016
Brazil	-	8,118	19,312
Europe	-	-	1,800
Total revenues	$-	$8,118	$21,112

As of December 31, 2015, all of the Company's offshore support vessels with a total carrying amount of $96,428 operated in Brazil while as of December 31, 2016, three of the offshore support vessels with total carrying amount of $13,625 either operated or were idle in Brazil and the remaining offshore support vessels with an aggregate carrying amount of $13,625 were laid up in Europe.
The Company's drybulk vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
19.	Losses per share:
The Company calculates basic and diluted losses per share as follows:
	For the years ended December 31,
	2014			2015				2016
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc.	$(47,512)	-	$-	$(2,847,061)	-	$-	$(198,686)	-	$-
-Less: Convertible Preferred stock dividends							(7,695)
-Less: Non-vested common stock dividends declared and undistributed earnings	(697)	-	-	(570)	-	-	-	-	-
Basic LPS
Loss available to common stockholders	$(48,209)	38,003	$(1,268.56)	$(2,847,631)	55,413	$(51,389.22)	$(206,381)	444,056	$(464.76)
Dilutive effect of securities
Diluted LPS
Loss available to common stockholders	$(48,209)	38,003	$(1,268.56)	$(2,847,631)	55,413	$(51,389.22)	$(206,381)	444,056	$(464.76)

For the years ended December 31,1 2014, 2015 and 2016 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.	Losses per share - continued:
As of January 30, 2017, the Company has successfully completed a $200,000 common stock offering, under which it issued 32,028,079 shares of common stock (as adjusted for the 1-for-8 reverse stock split) to the Investor. As of March 10, 2017, the Company has also sold an aggregate of 103,867,307 shares to the Investor under the Purchase Agreement dated February 17, 2017. (Note 21)

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
The Company believes that it satisfied the Publicly-Traded Test for its 2014, 2015 and 2016 Taxable Years and, therefore, 100% of the stock of its Republic of the Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Republic of the Marshall Islands and Malta. As such, each of the Company's Republic of the Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2016 taxable year.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20.	Income Taxes – continued:
20.2	Drilling Segment (up to June 8, 2015 – date of deconsolidation):
Ocean Rig operated through its various subsidiaries in a number of countries throughout the world. Income taxes were provided based upon the tax laws and rates in the countries in which operations were conducted and income was earned. The countries in which Ocean Rig operated have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there was not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.
The components of Ocean Rig's income/ (losses) before taxes were as follows:
	Year ended December 31,
	2014	2015
Domestic income / (loss) (Republic of the Marshall Islands)	$(161,913)	$90,181
Foreign income	499,539	42,277
Total income before taxes	$337,626	$132,458

The components of the Company's tax expense were as follows:
	Year ended December 31,
	2014	2015
Current Tax expense	$77,823	$37,119
Income taxes	$77,823	$37,119

Effective tax rate	23.1%	28.0%

The current tax expense was mainly related to withholding tax based on total contract revenue or bareboat fees. In 2015 and 2014, approximately 48% and 64%, respectively, of the current tax expense was related to withholding taxes in Angola.
Taxes have not been reflected in other comprehensive loss since the valuation allowances would result in no recognition of deferred tax.
	Year Ended December 31,
Reconciliation of total tax expense:	2014	2015
Income tax	$70,441	$37,119
Taxes on litigation matters subject to statutory rates, including interest and penalties	7,382	-
Total	$77,823	$37,119

Ocean Rig had from 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2014 and 2015, most of its activities were in the Republic of the Marshall Islands with tax rate of zero.

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20.	Income Taxes – continued:
20.2	Drilling Segment (up to June 8, 2015 – date of deconsolidation) - continued:
Deferred tax assets and liabilities were recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. Ocean Rig had not recognized any deferred tax liability, while the significant components of deferred tax assets are as follows:
Year ended December 31,
2015
Deferred tax assets
Net operations loss carry forward	$-
Accelerated depreciation of assets	55
Pension	904
Total deferred tax assets	$959

Less: valuation allowance	(959)
Total deferred tax assets, net	$-

A valuation allowance for deferred tax assets was recorded when it was more likely than not that some or all of the benefit from the deferred tax asset would not be realized. Ocean Rig provided a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it was more likely than not that the financial statement benefit of these losses would not be realized. Ocean Rig provided a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2015, the valuation allowance for deferred tax assets is decreased from $1,285 in 2014 to $959 in 2015 reflecting a decrease in net deferred tax assets during the year.
21. Subsequent Events:
21.1
On January 12, 2017, the Company entered into a "zero cost" Option Agreement ("the LPG Option Agreement"), with companies controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer, to purchase up to four high specifications Very Large Gas Carriers ("VLGCs") capable of carrying liquefied petroleum gas ("LPG") that are currently under construction at Hyundai Samho Heavy Industries Co., Ltd., ("HHI"). Each of the four VLGCs is going to be employed on long term charters to major oil companies and oil traders. Under the terms of the LPG Option Agreement, the Company has until April 4, 2017 to exercise four separate options to purchase up to the four VLGCs at a price of $83,500 per vessel. The transaction was approved by the independent directors of the Company's board of directors based on third party broker valuations.

21.2
On January 18, 2017, the Company's Board of Directors has determined to effect a 1-for-8 reverse stock split of the Company's common shares. At the Company's annual general meeting of shareholders on October 26, 2016, the Company's shareholders approved the reverse stock split and granted the Board of Directors, or a duly constituted committee thereof, the authority to determine the exact split ratio and proceed with the reverse stock split. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017 under the existing trading symbol "DRYS".

DRYSHIPS
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21.	Subsequent Events - continued:
21.3
On January 19, 2017, the Company acquired one Very Large Gas Carrier ("VLGC") currently under construction at HHI for a purchase price of $83,500. The Company financed the closing price of $21,850 by using part of the undrawn liquidity under the New Revolving Facility, consequently increasing the outstanding balance of the New Revolving Facility to $142,850. The $61,650 balance of the purchase price for the VLGC is payable in installments until the vessel's delivery from HHI. The VLGC is expected to be employed on a fixed rate five-year time charter with an oil major. The charterer has options to extend the firm employment period by up to three years. The Company expects to take delivery of the vessel in June 2017.

21.4
On January 30, 2017, the Company has successfully completed the previously announced $200,000 common stock offering, in which the Company raised net proceeds of $198,000, pursuant to the Common Stock Purchase Agreement entered into on December 23, 2016. The Common Stock Purchase Agreement was then automatically terminated in accordance with its terms. The Company issued 32,028,079 shares of common stock (as adjusted for the 1-for-8 reverse stock split), including shares issued as commitment fee, to the Investor at an average price of approximately $6.30 per share.

21.5
On February 10, 2017 the Company entered into an agreement with an unaffiliated third party to acquire one 113,644 DWT Aframax tanker currently under construction in South Korea. The Company expects to take delivery of this vessel sometime in the second quarter of 2017. The vessel is expected to be employed in the spot market. Also, on February 14, 2017, the Company entered into an agreement with an unaffiliated third party to acquire one 320,105 DWT Very Large Crude Carrier built in 2011. The Company expects to take delivery of this vessel sometime in the second quarter of 2017. The vessel is expected to be employed in the spot market. The total gross price for the two vessels will be about $102,515.

21.6	On February 16, 2017, the Company made the first scheduled installment of $667 according to the agreement concluded on November 18, 2016, under its loan agreement dated June 20, 2008.
21.7
On February 17, 2017 the Company entered into an agreement with Kalani, under which it may sell up to $200,000 of its common stock to Kalani over a period of 24 months, subject to certain limitations. Proceeds from any sales of common stock will be used for general corporate purposes. Kalani has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has agreed to issue up to $1,500 of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement. As of March 10, 2017, the Company has sold an aggregate of 103,867,307 shares to the Investor under the Purchase Agreement dated February 17, 2017 for a gross price of $182,094.

21.8
On February 27, 2017, the Company announced that its Board of Directors has decided to initiate a new dividend policy. Under this policy, the Company will pay a regular fixed quarterly dividend of $2,500 to the holders of common stock. In addition, at its discretion, the Board may decide to pay additional amounts as dividend each quarter depending on market conditions and the Company's financial performance, over and above the fixed amount. With respect to the quarter ended December 31, 2016, the Board of Directors declared a dividend of $2,500 to the common shareholders of record as of March 15, 2017 and payable on or about March 31, 2017. The dividend per share amount to be paid by the Company will be determined based on the number of shares outstanding on the record date.

21.9
On March 10, 2017, the Company acquired one VLGC currently under construction at HHI for a purchase price of $83,500. The Company financed the closing price of $21,850 by using part of the undrawn liquidity under the New Revolving Facility, consequently increasing the outstanding balance of the New Revolving Facility to $164,700. The $61,650 balance of the purchase price for the VLGC is payable in installments until the vessel's delivery from HHI. The VLGC is expected to be employed on a fixed rate five-year time charter with an oil major. The charterer has options to extend the firm employment period by up to three years. The Company expects to take delivery of the vessel in September 2017.