Form 20-F/A
period 2016-12-31
DryShips Inc.
filed 2017-04-28
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________
FORM 20-F/A
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2016, there were 4,614,133 shares of the registrant's common stock, $0.01 par value, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
This Amendment No.1 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, originally filed with the Securities and Exchange Commission on March 13, 2017 (the "2016 Form 20-F"), is being solely filed for purposes of including the following statement under Item 16G:
•
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Marshall Islands law. Both members of the audit committee currently meet NASDAQ's requirement of independence.

This Form 20-F/A also includes, as exhibits, currently dated certifications from each of our Chief Executive Officer and our Chief Financial Officer, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2016 Form 20-F, or reflect any events that have occurred after the 2016 Form 20-F was originally filed.

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
•
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Marshall Islands law. Both members of the audit committee currently meet NASDAQ's requirement of independence.

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

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Item 19.	Exhibits
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: April 28, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer