Form 20-F
period 2017-12-31
DryShips Inc.
filed 2018-04-04
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 20-F
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Mr. Dimitris Dreliozis
Tel: + 30 210-80 90-570, Fax: + 30 210 80 90 585
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of class	Name of exchange on which registered
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, there were 104,274,708 shares of the registrant's common stock, $0.01 par value, outstanding.
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
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012
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
We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "will" and "expect" and similar expressions identify forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	statements about the spinoff of our gas business;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	our continued borrowing availability under our credit facilities and finance lease arrangement and compliance with the covenants contained therein;
•	our leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	our ability to successfully employ our existing drybulk, tanker, gas carrier and offshore support vessels, as applicable;
•	our offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,
•
our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk, tanker, and gas shipping and offshore support market trends, charter rates and factors affecting supply and demand;
•	our expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation.

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
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume of our common stock, strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; the failure of a seller to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil, gas or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors described in "Item 3.D. Risk Factors."

TABLE OF CONTENTS

i

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.	Offer Statistics and Expected Timetable
Not applicable.
Item 3.	Key Information
Unless otherwise indicated, references in this annual report to "DryShips," "we," "us," "our" and the "Company" refer to DryShips Inc., a Marshall Islands corporation, and any one or more of our subsidiaries. Unless otherwise indicated, all references to "$" and "dollars" in this annual report are to United States dollars. Unless otherwise indicated, all share and per share amounts have been adjusted to account for all reverse stock splits, including the 1-for-25 reverse stock split on March 11, 2016, the 1-for-4 reverse stock split on August 15, 2016, the 1-for-15 reverse stock split on November 1, 2016, the 1-for-8 reverse stock split on January 23, 2017, the 1-for-4 reverse stock split on April 11, 2017, the 1-for-7 reverse stock split on May 11, 2017, the 1-for-5 reverse stock split on June 22, 2017, and the 1-for-7 reverse stock split on July 21, 2017.
We use "LPG" to refer to liquefied petroleum gas, "LNG" to refer to liquefied natural gas, "VLGC" to refer to very large gas carriers that carry LPG and "cbm" to refer to cubic meters in describing the carrying capacity of VLGCs. "DWT," expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use "VLCC" to refer to very large crude carriers with carrying capacity of between 200,000 and 320,000 DWT, "Suezmax" to refer to crude tankers with carrying capacity of between 120,000 and 170,000 DWT, "Aframax" to refer to crude tankers with carrying capacity of between 80,000 and 120,000 DWT, "Panamax" to refer to drybulk carriers with carrying capacities of between 65,000 and 80,000 DWT, "Newcastlemax" to refer to drybulk carriers with carrying capacity of between 200,000 DWT and 210,000 DWT, and "Kamsarmax" refer to drybulk carriers with carrying capacity of between 80,000 DWT and 90,000 dwt.
Reference in this annual report to "TMS Entities" refer to TMS Bulkers Ltd. ("TMS Bulkers"), TMS Tankers Ltd. ("TMS Tankers"), TMS Offshore Services Ltd. ("TMS Offshore Services"), and TMS Cardiff Gas Ltd. ("TMS Cardiff Gas"), all of which are entities that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou.
A.          Selected Financial Data
The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

	Year Ended December 31,
(In thousands of U.S. dollars except per share and share data)	2013	2014	2015	2016	2017

STATEMENT OF OPERATIONS
Total revenues	$1,492,014	$2,185,524	$969,825	$51,934	$100,716
Voyage expenses	103,211	117,165	65,286	9,209	19,704
Vessels and drilling units operating expenses	609,765	844,260	371,074	45,563	59,348
Depreciation and amortization	357,372	449,792	227,652	3,466	14,966
Loss on contract cancellation	—	1,307	28,241	—	—
Contract termination fees and other	33,293	—	—	—	—
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other	43,490	38,148	1,057,116	106,343	(4,125)
Impairment on goodwill	—	—	—	7,002	—
General and administrative expenses – cash(1)	173,298	182,593	97,106	36,128	29,244
General and administrative expenses – non-cash	11,424	11,093	7,806	3,580	1,728
Legal settlements and other, net	4,585	(2,013)	(2,948)	(258)	900
Operating income/(loss)	155,576	543,179	(881,508)	(159,099)	(21,049)
Interest and finance costs	(332,129)	(411,021)	(172,132)	(8,857)	(14,707)
Interest income	12,498	12,146	527	81	1,365
Gain on debt restructuring	—	—	—	10,477	—
Loss on Private Placement	—	—	—	—	(7,600)
Gain/(loss) on interest rate swaps	8,373	(15,528)	(11,601)	403	—
Other, net	2,245	7,067	(9,275)	(199)	(401)

Income/(loss) before income taxes and earnings of affiliated companies	(153,437)	135,843	(1,073,989)	(157,194)	(42,392)
Loss due to deconsolidation of Ocean Rig	—	—	(1,347,106)	—	—
Income taxes	(44,591)	(77,823)	(37,119)	(38)	(152)
Losses of affiliated companies	—	—	(349,872)	(41,454)	—

Net Income/(loss)	(198,028)	58,020	(2,808,086)	(198,686)	(42,544)
Less: Net income attributable to non-controlling interests	(25,065)	(105,532)	(38,975)	—	—

Net loss attributable to DryShips Inc.	$(223,093)	$(47,512)	$(2,847,061)	$(198,686)	$(42,544)
Net loss attributable to common stockholders	$(223,149)	$(48,209)	$(2,847,631)	$(206,381)	$(39,739)
Loss per common share attributable to DryShips Inc. common stockholders, basic	$(6,973,406.25)	$(1,236,128.21)	$(49,958,438.60)	$(455,587.20)	$(1.13)

Weighted average number of common shares, basic(2)	32	39	57	453	35,225,784
Loss per common share attributable to DryShips Inc. common stockholders, diluted	$(6,973,406.25)	$(1,236,128.21)	$(49,958,438.60)	$(455,587.20)	$(1.13)
Weighted average number of common shares, diluted(2)	32	39	57	453	35,225,784
Dividends declared per share(2)	$—	$—	$—	$—	$26.85
_______________________
(1)
Cash compensation to members of our senior management and our executive and non-executive directors amounted to $4.8 million, $5.8 million, $8.4 million, $4.0 million, and $0.2 million for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

(2)
All previously reported share and per share amounts have been adjusted to account for all reverse stock splits, including the 1-for-25 reverse stock split on March 11, 2016, the 1-for-4 reverse stock split on August 15, 2016, the 1-for-15 reverse stock split on November 1, 2016, the 1-for-8 reverse stock split on January 23, 2017, the 1-for-4 reverse stock split on April 11, 2017, the 1-for-7 reverse stock split on May 11, 2017, the 1-for-5 reverse stock split on June 22, 2017, and the 1-for-7 reverse stock split on July 21, 2017.

	As of and for the Year Ended December 31,

(In thousands of U.S. dollars except share data and fleet data)	2013	2014	2015	2016	2017

BALANCE SHEET DATA:
Total current assets	$1,184,199	$1,215,044	$269,067	$98,170	$60,060
Total assets	10,123,692	10,359,370	476,052	193,730	934,925
Current liabilities, including current portion of long-term debt, net of deferred finance cost	2,171,714	1,609,527	354,640	27,339	22,555
Total long-term debt, including current portion	5,568,003	5,517,613	340,622	133,428	216,969
DryShips common stock	0	1	1	46	1,043
Number of shares issued	36,055	58,839	59,014	4,617,142	104,274,708
Total DryShips Inc. stockholders' equity	2,613,636	2,992,821	121,412	49,774	707,036

OTHER FINANCIAL DATA:
Net cash provided by/(used in) operating activities	$245,980	$475,108	$215,747	$(25,356)	$(38,019)
Net cash provided by/(used in) investing activities	(1,234,330)	(754,717)	(465,698)	69,718	(705,368)
Net cash provided by/(used in) financing activities	1,241,542	250,709	(316,291)	32,052	681,463

EBITDA(1)	$523,566	$984,510	$(2,371,710)	$(186,406)	$(14,084)

DRYBULK CARRIER FLEET DATA:
Average number of vessels(2)	37.15	38.69	35.78	19.44	18.09
Total voyage days for drybulk carrier fleet(3)	13,442	13,889	12,562	6,404	6,534
Total calendar days for drybulk carrier fleet(4)	13,560	14,122	13,060	7,116	6,604
Drybulk carrier fleet utilization(5)	99.13%	98.35%	96.19%	89.99%	98.94%

(In Dollars)
AVERAGE DAILY RESULTS:
Time charter equivalent(6)	$12,062	$12,354	$9,171	$3,658	$8,544
Vessel operating expenses(7)	$5,796	$6,400	$6,715	$4,826	$6,061

TANKER FLEET DATA:
Average number of vessels(2)	9.86	10.00	6.21	—	2.50
Total voyage days for tanker fleet(3)	3,598	3,650	2,168	—	911
Total calendar days for tanker fleet(4)	3,598	3,650	2,267	—	911
Tanker fleet utilization(5)	100%	100%	95.63%	—	100%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent(6)	$12,900	$21,835	$36,389	$—	$13,216
Vessel Operating Expenses(7)	$7,286	$7,138	$8,721	$—	$9,693

GAS CARRIER FLEET DATA:
Average number of vessels(2)	—	—	—	—	0.97
Total voyage days for gas carrier fleet(3)	—	—	—	—	355
Total calendar days for gas carrier fleet(4)	—	—	—	—	355
Gas carrier fleet utilization(5)	—	—	—	—	100%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent(6)	$—	$—	$—	$—	$27,994
Vessel Operating Expenses(7)	$—	$—	$—	$—	$16,183

OFFSHORE SUPPORT FLEET DATA:
Average number of vessels(2)	—	—	6.00	6.00	6.00
Total voyage days for offshore support fleet(3)	—	—	426	1,615	439
Total calendar days for offshore support fleet (4)	—	—	426	2,196	2,190
Offshore support fleet utilization(5)	—	—	100.0%	73.54%	20.05%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent(6)	$—	$—	$18,460	$11,949	$7,314
Vessel Operating Expenses(7)	$—	$—	$9,336	$9,032	$10,818
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

		For the Year Ended December 31,
(U.S. dollars in thousands)	2013	2014	2015	2016	2017

Net loss attributable to DryShips Inc.	$(223,093)	$(47,512)	$(2,847,061)	$(198,686)	$(42,544)
Add: Net interest expense	319,631	398,875	171,605	8,776	13,342
Add: Depreciation and amortization	357,372	449,792	227,652	3,466	14,966
Add: Income taxes	44,591	77,823	37,119	38	152
Add: Net income attributable to Non-controlling interests	25,065	105,532	38,975	—	—
EBITDA	$523,566	$984,510	$(2,371,710)	$(186,406)	$(14,084)

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

	Year Ended December 31,
Drybulk Carrier Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2013	2014	2015	2016	2017

Voyage revenues (8)	$191,024	$205,630	$138,828	$30,777	$65,724
Voyage expenses	$(28,886)	$(34,044)	$(23,619)	$(7,349)	$(9,900)
Time charter equivalent revenues	$162,138	$171,586	$115,209	$23,428	$55,824
Total voyage days for drybulk carrier fleet	13,442	13,889	12,562	6,404	6,534
Time charter equivalent (TCE) rate	$12,062	$12,354	$9,171	$3,658	$8,544

	Year Ended December 31,
Tanker Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2013	2014	2015	2016	2017

Voyage revenues	$120,740	$162,817	$120,304	$—	$20,858
Voyage expenses	$(74,325)	$(83,121)	$(41,413)	$—	$(8,818)
Time charter equivalent revenues	$46,415	$79,696	$78,891	$—	$12,040
Total voyage days for tanker fleet	3,598	3,650	2,168	—	911
Time charter equivalent (TCE) rate	$12,900	$21,835	$36,389	$—	$13,216

	Year Ended December 31,
Gas Carrier Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2013	2014	2015	2016	2017

Voyage revenues	$—	$—	$—	$—	$10,316
Voyage expenses	$—	$—	$—	$—	$(378)
Time charter equivalent revenues	$—	$—	$—	$—	$9,938
Total voyage days for gas carrier fleet	—	—	—	—	355
Time charter equivalent (TCE) rate	$—	$—	$—	$—	$27,994

	Year Ended December 31,
Offshore Support Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2013	2014	2015	2016	2017

Voyage revenues	$—	$—	$8,118	$21,157	$3,819
Voyage expenses	$—	$—	$(254)	$(1,860)	$(608)
Time charter equivalent revenues	$—	$—	$7,864	$19,297	$3,211
Total voyage days for offshore support fleet	—	—	426	1,615	439
Time charter equivalent (TCE) rate	$—	$—	$18,460	$11,949	$7,314

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
C.          Reasons for the Offer and Use of Proceeds
Not applicable.
D.          Risk Factors
Some of the following risks relate principally to the industries in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash flows or our ability to pay dividends, if any, in the future, or the trading price of shares of our common stock.
Risk Factors Relating to the Drybulk Shipping Industry
Charterhire rates for drybulk carriers are volatile, which has in the past had and may in the future have an adverse effect on our revenues, earnings and profitability.
The degree of charterhire rate volatility among different types of drybulk carriers has varied widely, and in recent years charterhire rates for drybulk carriers have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk carrier charter market and the performance of the overall drybulk shipping market. The BDI declined 98% in 2008 from a peak of 11,793 in May 2008 to a low of 290 in February 2016 and has remained volatile since then. Even though the BDI has increased to $1,191 on February 26, 2018, there can be no assurance that it will increase further, and the market could decline again.
The volatility in drybulk carrier charter rates has been due to various factors, including the over-supply of drybulk carriers and the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk carriers, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our credit facilities and finance lease arrangement. If low charter rates in the drybulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and our ability to comply with the financial covenants in our credit facilities and finance lease arrangement. In such a situation, unless our lenders or counterparties are willing to provide waivers of covenant compliance or modifications to our financial covenants, they could accelerate our debt or terminate the bareboat charter arrangements, as applicable, and we could face the loss of our vessels. In addition, the decline in the drybulk carrier charter market has in the past had and may continue to have additional adverse consequences for the drybulk shipping industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the drybulk shipping industry. Accordingly, the value of our common stock could be substantially reduced or eliminated.
As of December 31, 2017, we employed 17 of our drybulk carriers in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have four vessels scheduled to come off their time charters in 2018 for which we will be seeking new employment. We may not be able to successfully charter our drybulk carriers in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk carrier capacity include:
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
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk carrier fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. Given the large number of new drybulk carriers currently on order with shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and operating results.

An over-supply of drybulk carrier capacity could inhibit the recent improvement in the freight market and, in turn, adversely affect our profitability.
The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of February 1, 2018, newbuilding orders had been placed for an aggregate of 98% of the existing global drybulk fleet by dwt, with deliveries expected to reach 80.1 million dwt during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exert significant downward pressure on charter rates. If market conditions worsen, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Drybulk charterers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.
The weakness in demand for drybulk shipping services, which has only recently begun to recover, and any future declines in such demand could result in financial challenges faced by our charterers and may increase the likelihood of one or more of our charterers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses that could have a material adverse effect on our financial condition and results of operations.
Our revenues are subject to seasonal fluctuations, which could affect our operating results and our ability to pay dividends, if any, in the future.
We operate our drybulk carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect our ability to pay dividends, if any, in the future from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. This seasonality may adversely affect our operating results and our ability to pay dividends, if any, in the future.
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
Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. As of April 4, 2018, three of our tanker vessels were employed in the spot market and one was employed under a long-term charter. As a result, our tanker vessels currently have limited contractual committed future revenues and thus are largely subject to spot market rates, which are highly volatile. If the tanker industry, which has been highly cyclical and volatile, is depressed in the future when a tanker vessel is employed in the spot market, when a charter expires, or at a time when we may want to sell a tanker vessel, our earnings and available cash flow will be adversely affected. There is no assurance that we will be able to successfully charter our tanker vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations, including payment of debt service to lenders.

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

•	currency exchange rates;
•	weather and acts of God and natural disasters;
•	competition from alternative sources of energy and from other shipping companies and other modes of transport;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and
•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.
The factors that influence the supply of tanker capacity include:
•	current and expected purchase orders for tankers;
•	the number of tanker newbuilding deliveries;
•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•	the scrapping rate of older tankers;
•	technological advances in tanker design and capacity;
•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	port and canal congestion;
•	price of steel and vessel equipment;
•	conversion of tankers to other uses or conversion of other vessels to tankers;
•	the number of tankers that are out of service; and
•	changes in environmental and other regulations that may limit the useful lives of tankers.

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
Also, if the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. The total newbuilding orderbook for VLCC, Suezmax and Aframax vessels scheduled to enter the fleet through 2018 as of February 2018 stood at 12.7%, 10.5% and 13.1% by dwt, respectively, and there can be no assurance that the orderbook will not increase further in proportion to the existing fleets. If the supply of tanker capacity does not normalize with respect to demand, charter rates could further decline and remain depressed for a prolonged period.
Changes in the crude oil and petroleum products markets could result in decreased demand for our vessels and services.
Demand for our tanker vessels and services in transporting crude oil and petroleum products will depend upon world and regional crude oil and petroleum products markets. Any decrease in shipments of crude oil or petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of crude oil and petroleum products, including competition from alternative energy sources. In the long-term it is possible that crude oil and petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of crude oil and petroleum products as a result of environmental concerns, or by high oil prices. Any protracted reduction in the consumption of crude oil and petroleum products and a decreased demand for our vessels and lower charter rates could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
An over-supply of tanker capacity may prolong low charter rates and vessel values or lead to reductions in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In February 2018, the orderbook as a percentage of the global fleet by dwt for tankers was 11.3%, compared to a peak of just under 48.4% in 2008, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity does not normalize with respect to demand, charter rates could further decline and remain depressed for a prolonged period. A continued depression in charter rates and the value of our tanker vessels may have a material adverse effect on our results from operations.
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

Risk Factors Relating to the Gas Shipping Industry
The cyclical nature of the demand for LPG and LNG transportation may lead to significant changes in charter rates, vessel utilization and vessel values, which may adversely affect our revenues, profitability and financial condition.
Historically, the gas shipping market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the gas shipping market are also not predictable. If charter rates decline, our earnings may decrease. Our earnings may also decrease with respect to our vessels when their charters expire, as they may not be rechartered on favorable terms when compared to the terms of the expiring charters. Accordingly, a decline in charter rates would have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
Future growth in the demand for gas carriers and charter rates will depend on economic growth in the world economy and demand for LPG and LNG product transportation that exceeds the capacity of the growing worldwide gas carrier fleet. We believe that the future growth in demand for gas carriers and the charter rate levels for gas carriers will depend primarily upon the supply and demand for LPG and LNG, particularly in the economies of China, India, Japan, Southeast Asia, the Middle East and the U.S. and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world gas shipping fleet appears likely to increase in the near term. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.
The factors affecting the supply of and demand for gas carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for gas carrier capacity include:
•	supply and demand for LPG and LNG products;
•	global or regional economic or political conditions, particularly in LPG and LNG consuming regions;
•	changes in global or general industrial activity;
•	changes in the cost of petroleum and natural gas from which LPG and LNG is derived;
•
changes in the consumption of LPG or LNG due to availability of new, alternative energy sources or changes in the price of LPG or LNG relative to other energy sources or other factors making consumption of LPG or LNG less attractive;

•	the development and location of production facilities for LPG and LNG products;
•	regional imbalances in production and demand of LPG and LNG products;
•	the distance LPG and LNG products are to be moved by sea;
•	worldwide production of natural gas;
•	availability of competing LPG and LNG vessels;
•
availability of alternative transportation means, including pipelines for LPG and LNG, linking production areas and industrial and residential areas consuming LPG and LNG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets;

•	changes in seaborne and other transportation patterns;

•	development and exploitation of alternative fuels and non-conventional hydrocarbon production;
•	governmental regulations, including environmental or restrictions on offshore transportation of natural gas;
•	local and international political, economic and weather conditions;
•	domestic and foreign tax policies; and
•	accidents, severe weather, natural disasters and other similar incidents relating to the natural gas industry.
The factors that influence the supply of gas vessel capacity include:
•	current and expect newbuilding purchase order for gas carriers;
•	the scrapping rate of older vessels;
•	LPG and LNG vessel prices, including financing costs and the price of steel, other raw materials and vessel equipment;
•	the availability of shipyards to build LPG and LNG vessels when demand is high;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	technological advances in LPG and LNG vessel design and capacity; and
•	the number of vessels that are out of service.
A significant decline in demand for the seaborne transport of LPG and LNG or a significant increase in the supply of LPG and LNG vessel capacity without a corresponding growth in LPG and LNG vessel demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.
Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.
LNG trade increased by around 10% from 263 million tonnes per annum (mtpa) in 2016 to 290 mtpa in 2017. Future growth in the LNG trade, and therefore requirements for LNG liquefaction, shipping and regasification, is highly uncertain and could fall if existing markets for LNG decline, new users and uses for LNG do not materialize as anticipated and no major export projects are sanctioned over the coming years. In the event that we expand our fleet to include LNG carriers and we have not secured long-term charters for the vessels in our fleet, a reduction in LNG trade could have an adverse effect on our ability to secure future term charters at acceptable rates.
A shift in consumer demand from LPG and LNG towards other energy sources or changes to trade patterns may have a material adverse effect on our business.
A shift in the consumer demand from LPG and LNG towards other energy resources such as oil, wind energy, solar energy, or water energy will potentially affect the demand for our gas carriers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of LPG and LNG may have a significant negative or positive impact on the demand for our gas carrier vessels. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

An over-supply of gas carrier capacity may prolong currently low charter rates and vessel values or lead to further reductions in charter rates, vessel values, and profitability.
The market supply of gas carriers is affected by a number of factors such as demand for energy resources, natural gas, and petroleum products, as well as strong overall economic growth in parts of the world economy, including Asia. If the capacity of new vessels delivered exceeds the capacity of vessels being scrapped and lost, vessel capacity will increase. Gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. According to industry sources, as of December 31, 2017, there were 1,397 and 450 LPG and LNG capable carriers with an aggregate capacity of approximately 32.7 million and 69.5 million cbm, respectively. As of such date, a further 82 LPG and 107 LNG capable carriers with an aggregate carrying capacity of roughly 3.9 million and 18.0 million cbm were on order for delivery by the end of 2020, equivalent to 12% and 24% of the existing fleet in capacity terms, respectively. In contrast to oil tankers and drybulk carriers, according to industry sources, the number of shipyards with LPG and LNG carrier experience is quite limited. Due to an influx of newbuild tonnage since early 2015, it is considered unlikely that significant vessel orders will be placed prior to the delivery of the contracted orderbook as of the time of writing. In the VLGC sector in which we operate, as of December 31, 2017, there were 263 vessels in the world fleet with 36 vessels on order for delivery by the end of 2020. As of December 31, 2017, 48% of the fleet capacity in the VLGC sector was less than 5 years old.
If the supply of gas carrier capacity increases and if the demand for gas carrier capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
Our revenues, operations and future growth could be adversely affected by a decrease in the supply of or demand for LPG or LNG.
In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG and LNG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG and LNG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and LNG and resulting lesser demand and lower charter rates for our gas carrier vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth. Additionally, changes in environmental or other legislation establishing additional regulation or restrictions on LPG and LNG production and transportation, including the adoption of climate change legislation or regulations, or legislation in the United States placing additional regulation or restrictions on LPG and LNG production from shale gas could result in reduced demand for LPG and LNG shipping.
The recent downturn in the LPG spot market charter rates may have a negative effect on our results of operations and cash flows, including as a result of seasonal fluctuations, which may adversely affect our earnings.
As of the date of this annual report, we employ all of our VLGCs on long-term time charters. As these time charters expire, we may employ these vessels in the spot market.
Generally, the LPG spot market rates are highly seasonal, with typical strength in the second and third calendar quarters as suppliers build inventory for high consumption during the northern hemisphere winter. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo.
Recently, there have been periods when LPG spot charter rates have declined below the operating costs of vessels. For example, the Baltic Exchange Liquid Petroleum Gas Index, an index published daily by the Baltic Exchange for the LPG spot market rate for the benchmark Ras Tanura-Chiba route (expressed as U.S. dollars per metric ton), has fallen 80% from a peak of $143.250 in July 2014 to $28.607 as of November 30, 2017. If future LPG (or LNG) spot charter rates decline, or remain depressed, then we may not profitably operate our vessels trading in the spot market, meet our obligations, including payments on indebtedness, or pay dividends.
Further, although our fixed time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the market when spot market voyages might be more profitable. Conversely, when the current charters for the vessels in our fleet on fixed time charter expire (or are terminated early), it may not be possible to re-charter these vessels at similar or higher rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

Our ability to renew the charters on our current vessels upon the expiration or termination of our current time charters or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of natural gas.
Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.
We operate our gas carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. The natural gas shipping market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our gas carrier vessels may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.
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
Risk Factors Relating to the Offshore Support Vessel Industry
Our offshore support vessels rely on the oil industry generally and the offshore drilling industry specifically, and volatility in the oil industry impacts demand for our services.
Our fleet includes six offshore support vessels, or OSVs, which we acquired in 2015, comprising two platform supply vessels and four oil spill recovery vessels, all of which are currently laid up. Demand for those vessels' services depends on activity in offshore oil exploration, development and production. The level of exploration, development and production activity is affected by factors such as:
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

The level of offshore exploration, development and production activity has historically and recently been volatile. Currently, oil companies are holding back new contracts for drilling rigs and this has lead, and will continue to lead, to reduced utilization of the rig fleet and correspondingly our OSVs. In addition, there is a risk that the worldwide OSV fleet will increase more than the demand for such vessels. Any such continuing decrease in activity or increase in worldwide fleet growth that surpasses demand is likely to negatively affect our day rates and our utilization rates and, therefore, could have a material effect on our financial condition and results of operations in the future.
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
In the last few years, construction of OSVs has increased. The addition of new vessel capacity to the worldwide offshore support vessel fleet and the declining offshore oil drilling and production activities are currently, and will likely in the future, increase competition in markets where we plan to operate, which could further negatively affect day rates and utilization rates which would, in turn, affect our financial condition, results of operations and cash flows in the future.
Our revenues are subject to seasonal fluctuations, which could affect our operating results and our ability to pay dividends, if any, in the future.
The operations of our OSVs may be subject to seasonal factors dependent upon which region of the world they are operating. Since inception our OSVs operated mainly offshore of Brazil. However, if the terms and conditions for operations in other areas, such as the West Africa, South East, Brazil, Mediterranean and Middle East, are favorable, we may fix contracts for our vessels also in these markets.
Operations offshore of Brazil are generally cyclical affecting the movement and servicing of drilling rigs. This is likely to have an impact on our financial condition and results of operations, cash flows. Operations in any other market where we may charter our OSVs in the future could also be affected by seasonality, related to such things as unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.
Doing business in certain countries creates certain risks.
We have operated OSVs in the past in Brazil and had certain agreements with local companies as a result of local laws requiring a local company to perform certain operations. While the local company has knowledge and experience, entering into these types of agreements often requires us to surrender a measure of control, and occasions may arise when we do not agree with the business goals and objectives of the local company, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of the relationship could disrupt our operations, or affect the continuity of our business. If we are unable to resolve issues with the local company, we may decide to terminate these agreements and either locate a different local company and continue to work in the area or seek opportunities for our assets in another market. The unwinding of a local company could prove to be difficult or time-consuming, and the loss of revenue related to the termination of the agreements with the local company and costs related to the sourcing of a new local company or the mobilization of assets to another market could adversely affect our financial condition, results of operations or cash flows.

Any future operations offshore of Brazil will subject us to an increased risk from factors specifically affecting that area.
Our OSVs have in the past operated, and in the future may operate, offshore of Brazil. Regulations in Brazil stipulate that a Brazilian-built vessel can contest the charter of international vessels and take that work from the current foreign-built holder of the vessel charter ("blocking"), while the charterer bears no liability to pay a termination fee. Further, "blocking" is not limited only to vessels run by Brazilian shipowners but also foreign owners operating Brazilian vessels. "Blocking" has been on the rise in the offshore downturn. It is assumed that this tactic will increase as the downturn continues. If one of our vessels becomes the subject of "blocking" in the future, it may adversely affect our earnings and results of operations.
General Shipping Industry Risk Factors
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to breach certain covenants in some of our credit facilities and finance lease arrangement and we may incur a loss if we sell vessels following a decline in their market value.
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
We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future charter rates and vessel operating expenses and fleet utilization. These items have been historically volatile and are based on historical trends as well as future expectations.
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
In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. In making estimates concerning the daily time charter equivalent for the unfixed days, we utilize the most recent ten year historical rates for similar vessels, adjusted for any outliers, and other available market data over the remaining estimated life of the vessel, assumed to be 25 years for drybulk carriers, 25 years for tankers, 35 years for gas carriers and 30 years for offshore support vessels from the delivery of the vessel from the shipyard.

Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition or operating results.
Due to the cyclical nature of the shipping transportation market, the market value of one or more of our vessels may at various times be lower than their book value, and sales of those vessels during those times would result in losses. If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell vessels at a time when vessel prices have fallen, the sale proceeds may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.
For example, during 2016 and as a result of the impairment review performed it was determined that the carrying amount of our drybulk carriers was not recoverable and, therefore, an impairment loss of $18.3 million was recognized, which was partly offset later in the year by $3.0 million due to the revaluation of three vessels to their fair values as determined by the sale prices concluded in the respective memoranda of agreement and a gain amounted to $1.9 million due to the reclassification of our drybulk carriers as held and used on December 31, 2016. An impairment charge amounting to $65.7 million was also recognized on December 31, 2016 as a result of the impairment review performed for our offshore support vessels. No impairment charge was recognized on December 31, 2017, as carrying amount of our fleet was recoverable.
Declining vessel values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the reduction in lending commitments, the pledging of unencumbered vessels as additional collateral, the ability to maintain our targeted leverage rations, the requirement to repay outstanding amounts or a breach of covenants set forth in our existing and future credit facilities and finance lease arrangements.
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities, oil and gas in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.9% for the year ended December 31, 2017, as compared to approximately 6.7% for the year ended December 31, 2016, but continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.
Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping, oil tanker and gas carrier companies and may hinder our ability to compete with them effectively. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.
In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

If economic conditions throughout the world decline, this will impede our results of operations, financial condition and cash flows.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges. The presence of the United States and other armed forces in Afghanistan, additional acts of terrorism and armed conflict around the world may contribute to further economic instability in global financial markets.
The recent sovereign debt crisis in certain Eurozone countries, such as Greece, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced contraction, deleveraging and reduced liquidity since the financial crisis in 2008, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
As a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders will increase margins or interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce, and in some cases cease, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have recently reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business or otherwise take advantage of business opportunities as they arise.
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
The instability of the euro or any inability of Eurozone countries to pay or refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. A renewed period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes, oil and natural gas, and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as South China Sea, Arabian Sea, Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur. If piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, in Mumbai on November 26, 2008 and in Paris on November 13, 2015, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
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
Our business and the operation of our drybulk, tanker, gas carrier and offshore support vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
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
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the IMO (defined below) set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo, oil, and natural gas by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk, oil or gas shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk, tanker, gas carrier or offshore support shipping companies, this would have an adverse impact on our results of operations.
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

Company Specific Risk Factors
Lawsuits may be brought against us in connection with the ongoing restructuring of our former subsidiaries.
On March 23, 2017, Ocean Rig UDW Inc., or Ocean Rig, its subsidiaries Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc., and certain initial supporting creditors entered into a restructuring agreement. We refer to Ocean Rig UDW Inc. and such subsidiaries as the Ocean Rig Parties. The Ocean Rig Parties are our former subsidiaries. The restructuring agreement provides that a restructuring will be implemented by four separate but interconnected schemes of arrangement under Cayman Islands law and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the Cayman provisional liquidation proceedings and the schemes of arrangement as foreign main proceedings and an order of the U.S. Bankruptcy Court giving effect to the schemes in the United States. We refer to these proceedings as the Restructuring Proceedings.
In connection with the Restructuring Proceedings, we and certain of our current executive officers are defendants in a lawsuit brought against us on August 31, 2017, by certain creditors of the Ocean Rig Parties, or the Ocean Rig Creditors, in the High Court of the Republic of the Marshall Islands. Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by the Ocean Rig Creditors. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the restructuring.
Further, additional lawsuits may be brought against us by the Ocean Rig Creditors. While we plan to vigorously contest the aforementioned lawsuit and any additional lawsuits that may be brought against us in the future, we can provide no assurance of the outcome of such potential lawsuits, the results of which could have a negative adverse effect on our financial condition.
We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers are defendants in a purported class-action lawsuit pending in the U.S. District Court for the Eastern District of New York, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We and Mr. Economou were also defendants in a lawsuit filed in the High Court of the Marshall Islands alleging, in relevant part, breaches of fiduciary duty and constructive fraud, which was recently voluntarily dismissed. We and Mr. Economou are currently defendants in a lawsuit filed by the same plaintiff, asserting similar claims, in the Western District of Texas. Further, as noted above and below, we and certain of our current executive officers are also defendants in a lawsuit brought by certain Ocean Rig Creditors in the Republic of the Marshall Islands, which lawsuit alleges claims for avoidance and recovery of actual and/or constructive fraudulent conveyances and aiding and abetting fraudulent conveyances.
While we believe these claims to be without merit and intend to continue to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we were required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

The planned spinoff of 49% of the common stock of Gas Ships Limited, which owns the four VLGC vessels in our fleet, may not achieve the intended results.
On February 8, 2018, we announced plans for the separation of 49% of the common stock of Gas Ships Limited, our pre-spinoff wholly-owned subsidiary, into a separate publicly traded company. There can be no assurance regarding the ultimate timing of any separation, the form or terms of any separation or that any separation will in fact, be completed. Any separation of Gas Ships Limited and DryShips into two separate public companies will be subject to customary regulatory approvals, final approval of our board of directors and other customary matters and is dependent on numerous factors that include the macroeconomic environment, credit markets and equity markets.
There is also the potential that a separation may result in various adverse impacts on the Company and our businesses including, without limitation, the risk that any separation of our interests in Gas Ships Limited cannot be implemented, the risk that the separation does not achieve the expected benefits for the parties, the risk that the separation of Gas Ships Limited has an adverse impact on the Company, and the costs and disruptions that may result from the separation of businesses that were previously co-mingled including necessary ongoing relationships, and potential for adverse customer impacts. Moreover, the form or nature of the spinoff may have an adverse impact on our operations and our stock price.
The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
Our indebtedness could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our credit facilities and finance lease arrangement may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.
Our ability to service our debt and finance lease arrangement will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness or finance lease arrangement, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, reducing or eliminating dividends to our shareholders, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.
We are also a guarantor under (i) our subsidiary's finance lease arrangement, (ii) our subsidiaries' $90.0 million secured credit facility dated January 24, 2018, (iii) our subsidiaries' $35.0 million secured credit facility dated January 29, 2018, (iv) our subsidiaries' $30.0 million secured credit facility dated March 8, 2018 and (v) our subsidiary's $150.0 million secured credit facility dated June 22, 2017. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources." Any inability by our subsidiaries to honor their obligations under the aforementioned credit facilities or finance lease arrangement could require us to honor their obligations, which could negatively impact our business.
We may be unable to comply with covenants in our current or future financing arrangements.
Our credit facilities and finance lease arrangement, as applicable, impose operating restrictions on us that prohibit, or otherwise limit our ability, or the ability of our subsidiaries party thereto, to:
•	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;
•	undergo a change in control or merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	incur additional indebtedness, including issuing guarantees, or refinancing or prepaying any indebtedness, unless certain conditions exist;
•	create or permit liens on our assets;
•	acquire or sell vessels, unless certain conditions exist;
•	enter into other finance lease arrangements;
•	make investments;
•	change the general nature of our business;
•	enter into transactions with affiliates;
•	amend, modify or change our organizational documents;
•	make capital expenditures; and
•	sell, transfer or lease the vessel mortgaged under the facility.
Additionally, under the $150.0 million secured credit facility dated June 22, 2017, subject to certain qualifying events, we must generally continue to beneficially own at least 50% of either (i) Gas Ships Limited' issued and outstanding share capital or (ii) Gas Ships Limited's issued and outstanding voting share capital. Under the facility, Mr. Economou must also generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
Under the $90.0 million secured credit facility dated January 24, 2018, the $35.0 million secured credit facility dated January 29, 2018 and the $30.0 million secured credit facility dated March 8, 2018, subject to certain qualifying events, we must generally continue to beneficially own 100% of all issued and outstanding common stock and voting rights of our vessel-owning subsidiaries that are the borrowers under the facilities. Mr. Economou must also generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our credit facilities require us and our subsidiaries to satisfy certain financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum debt service cover ratio; (iv) a minimum market adjusted net worth, (v) a minimum solvency ratio and (vi) a minimum working capital level. In addition, our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or a loan-to-value ratio. All of our credit facilities also contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities.
Our finance lease arrangement requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain (i) minimum liquidity; (ii) a minimum working capital level and (iii) a maximum leverage ratio. In addition, our finance lease arrangement requires us to ensure that the market value of the vessel does not fall below a certain percentage of the outstanding amount of the finance lease arrangement, which we refer to as value maintenance clause or loan-to-value ratio.
Covenants contained in the $150.0 million secured credit facility dated June 22, 2017, under which we are a guarantor, further require Gas Ships Limited to meet certain financial tests. Any inability of Gas Ships Limited or its subsidiaries to meet the financial tests of the $150.0 million secured credit facility dated June 22, 2017 could negatively impact our business.
A violation of any of the operating restrictions and financial covenants contained in our existing credit facilities or finance lease arrangement could constitute an event of default under the agreement, which, unless cured, if applicable, or waived or modified by our lenders or counterparties, provides our lenders or counterparties, as applicable, with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our financial covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness, foreclose their liens on our vessels and the other assets securing the credit facilities, and/or allow the charterer to terminate the bareboat charter and withdraw the vessel, which would impair our ability to continue to conduct our business.

Events beyond our control, including changes in the economic and business conditions in the international markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facility. For example, during 2015 and 2016, we were not in compliance with several financial and other covenants in our then outstanding credit facilities. Further, although we have settled or refinanced all of our commercial credit facilities entered into prior December 31, 2016, we were as recently as April 24, 2017 not in compliance with the value maintenance clause in our since repaid commercial credit facility relating to our drybulk carrier segment and the various financial covenants therein. Our ability to maintain compliance also depends substantially on the value of our assets, our charterhire, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy.
As of December 31, 2017, we were in compliance with the financial covenants contained in our then outstanding credit facilities.
We expect our future credit agreements and other financing arrangements will also contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.
We anticipate entering into additional credit facilities and other financing arrangements that we expect will contain customary covenants and event of default clauses, including cross-default and cross acceleration provisions, financial covenants, restrictive covenants and performance requirements, which may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.
As a result of the restrictions in our future credit facilities, or similar restrictions in other future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.
A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our future loan or financing agreements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements. A default under one of our future loan or financing agreements could result in the cross-acceleration of our other indebtedness. In the event of a default that we cannot remedy, our lenders or counterparties could then accelerate our indebtedness and foreclose on the vessels in our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations and financial condition.
We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.
Our ability to make scheduled payments on our outstanding indebtedness, any future newbuilding installments, and other obligations will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk, LPG, tanker and offshore support shipping industries or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure employment at acceptable rates. Our ability to renew our existing time charters or obtain new charters at the prevailing economic and competitive conditions.
Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various debt and financing agreements, the provisions of Marshall Islands or Cyprus law affecting the payment of dividends and other factors.

If our operating cash flows are insufficient to service our debt, any future newbuilding installments and to fund our other liquidity needs, we may be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.
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
We have implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15(c) under the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Section 404 requires us to include in our annual reports on Form 20-F (i) our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting and (ii) our independent registered public accounting firm's attestation to and report on the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.
As of December 31, 2017, nine of our vessels were employed under long time charters with an aggregate six charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk, tanker, gas, or offshore support shipping industries and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter-hire or attempt to renegotiate charter rates.
Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.
When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk, tanker, gas or offshore support shipping industries remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our current or future credit facilities and financing agreements.
Our future offshore support contracts may be terminated early due to certain events.
All of our OSVs are currently laid up. However, any future customers under our offshore support contracts are expected to have the right to terminate our offshore support contracts. Generally, we expect our contracts to permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.
In addition, during periods of challenging market conditions, our future customers may no longer need an offshore support vessel that is currently under contract or may be able to obtain a comparable vessel at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our future customers' ability to perform their obligations under their offshore support contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our future customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.
Any future contracted revenue for our fleet of offshore support vessels may not be ultimately realized.
As of April 4, 2018, we have no future contracted revenue for our fleet of OSVs because all the vessels in our OSV fleet are laid up.  Further, any future contracted revenue for our fleet of OSVs may not be ultimately realized. We may not be able to perform under our future time-charter contracts due to events beyond our control, and our future customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability or the inability of our future customers to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.
We recently acquired eight secondhand drybulk carriers and two secondhand tankers from unaffiliated third-parties. While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.
New vessels may experience initial operational difficulties and unexpected incremental start-up costs.
New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for newbuildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a newbuild vessel from a shipyard, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.

If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, that vessel would be unable to carry cargo or operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.
The hull and machinery of every commercial drybulk, tanker, gas carrier and offshore support vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and International Convention for the Safety of Life at Sea of 1974, or SOLAS. All of our drybulk, tanker and gas carrier vessels are certified as being "in class" by major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping, DNV-GL, and Korean Register of Shipping). Each of our operating offshore support vessels is certified as being "in class" by American Bureau of Shipping. Our six operating offshore support vessels will complete their first Special Periodical Surveys upon reactivation.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.
If any of our vessels does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports, or operate, and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities and finance lease arrangement. Any such inability to carry cargo or be employed, or operate, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of April 4, 2018, all of the vessels in our fleet had an average age of 7.2 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, RightShip, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that RightShip has vetted with fewer than three stars. Effective as of January 1, 2018, RightShip's age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable RightShip inspection will be required. RightShip may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by RightShip, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Therefore, as some of our drybulk carriers approach 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives. As of April 4, 2018, none of our drybulk carriers are over 18 years of age.
Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.
If our drybulk, tanker, gas carrier or offshore support vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We also may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.
We may not be able to maintain or replace our drybulk, tanker, gas carrier or offshore support vessels as they age.
The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing or future drybulk, tanker, gas carrier or offshore support vessels units, as applicable, to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drybulk, tanker, gas carrier and/or offshore support vessels.

We may not be able to pay dividends.
In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, previously suspended dividends on shares of our common stock. Beginning for the fourth quarter ended December 31, 2016, our board of directors approved a dividend policy to declare and pay quarterly dividends of $2.5 million to holders of our common stock. The dividend per share to be paid by the Company is determined based on the number of shares outstanding on the applicable record date. Accordingly, our board of directors declared quarterly dividends of $2.5 million to holders of our common stock for the quarters ended December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017, and December 31, 2017, respectively.
The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and finance lease arrangement, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international drybulk, tanker, gas and offshore support shipping industries are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay dividends in the future.
Investment in derivative instruments such as freight forward agreements could result in losses.
From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2017, we did not have any derivative instruments.
The derivative contracts we enter into, or may enter into, to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
From time to time, we enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategy, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. As of December 31, 2017, we did not have any interest rate swaps.

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
Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for our vessels, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for our offshore support vessels was received in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses were paid in Euros, Brazilian Real or other currencies depending in part on the location of our operations. For the year ended December 31, 2017, approximately 37.5% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. Our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.
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
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
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
We depend entirely on the TMS Entities to manage and charter our drybulk, tanker, gas carrier, and offshore support fleet.
Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk, tanker and offshore vessels, including crewing, maintenance and repair, to TMS Bulkers, TMS Tankers and TMS Offshore Services. On December 9, 2016, we entered into a new agreement, or the New TMS Agreement, with TMS Bulkers and TMS Offshore Services for vessel management services, including executive management services, effective as of January 1, 2017. Each of our respective vessel-owning subsidiaries has subsequently entered into separate service agreements with TMS Bulkers, TMS Tankers, TMS Offshore Services and TMS Cardiff Gas in accordance with the terms of the New TMS Agreement.

The TMS Entities may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. The loss of the services of the TMS Entities or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against the TMS Entities if they default on their obligations to us, you will have no recourse against any of them. Further, we are required to seek approval from our lenders to change our manager.
Under our new service agreements with the TMS Entities, as with previous arrangements, the TMS Entities will not be liable to us for any losses or damages arising in the course of their performance under the agreement unless such loss or damage will be proved to have resulted from the negligence, gross negligence or willful default by any TMS Entity, their employees or agents and in such case each TMS Entity's liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The new management agreements with the TMS Entities further provide that the TMS Entities are not liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they were shown to have resulted from a failure by any TMS Entity to perform their obligations with respect to management of the crew. Except to the extent of the liability cap described above, we will indemnify each TMS Entity and their employees and agents against any losses incurred in the course of the performance of these agreements.
The TMS Entities are privately held companies and there is little or no publicly available information about them.
The ability of the TMS Entities to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of each of the TMS Entities, and because they are privately held it is unlikely that information about their financial strength would become public unless any of the TMS Entities began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting any of the TMS Entities, even though these problems could have a material adverse effect on us.
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
Mr. Economou may be deemed to be the beneficial owner of the TMS Entities. Mr. Economou is also our Chairman, Chief Executive Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and any of the TMS Entities, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by any of the TMS Entities and/ or other companies that may be deemed to be beneficially owned by the TMS Entities and Mr. Economou.

In particular, TMS Bulkers, TMS Tankers, TMS Offshore Services or TMS Cardiff Gas may give preferential treatment to vessels that may be deemed to be beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.
While we adhere to high standards of evaluating related party transactions, agreements between us and other related parties may be challenged as less favorable than agreements that we could obtain from unaffiliated third parties. Further, conflicts of interest that arise in connection with Mr. Economou's related parties may be resolved in a manner adverse to us.
Our management agreements with the TMS Entities, as well as other securities we may issue and agreements we may enter into in the future with related parties, may be challenged to be on terms that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.
Further, to the extent that we do business with companies that may be deemed to be beneficially owned by Mr. Economou or compete with such companies for business opportunities, prospects or financial resources, or participate in ventures in which companies that may be deemed to be beneficially owned by Mr. Economou participate, there may be actual or apparent conflicts of interest in decisions made for us or those companies that could have adverse consequences for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions or disposals of businesses or vessels, inter-company agreements, financing arrangements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.
Our executive officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Mr. George Economou, our Chairman and Chief Executive Officer, Mr. Anthony Kandylidis, our President and Chief Financial Officer, and certain other officers who perform executive officer functions for us, are not required to work full-time on our affairs and are involved in business activities not related to us, which may result in their spending less time than is appropriate or necessary to manage our business successfully. While we estimate that certain of our executive officers may spend a substantial portion of their monthly business time on business activities not related to our business, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the other businesses, such as the relative levels of strategic activities of such businesses. As a result, there could be material competition for the time and effort of our officers who also provide services to other businesses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder's holding period of our common stock. See "Item 10. Additional Information—E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
We may have to pay tax on United States source shipping income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and certain of our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.
We expect that we and each of our vessel-owning subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders, resident in jurisdictions other than "qualified foreign countries," with a five percent or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half of the days during the taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.
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
Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in an investor's particular situation under U.S. federal, state, local and foreign law.
Our vessels may call on ports located in or may operate in, countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2017, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports or operate in these countries from time to time in the future on our charterers' instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
In addition, on May 1, 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect. Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.
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
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, or Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, the President Trump announced that he would not certify Iran's compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. However, President Trump must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the EU, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Although it is our intention to comply with the provisions of the JPCOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPCOA.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
We may be subject to premium payment calls because we obtain some of our insurance through protection and indemnity associations.
For the vessels in our fleet, we may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world's commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Although there is no cap to the amount of such supplemental calls, historically, supplemental calls for our fleet have ranged from 0% to 40% of the annual insurance premiums, and in no year were such amounts material to the results of our operations.
Our customers may be involved in the handling of environmentally hazardous substances and if discharged into the ocean may subject us to pollution liability, which could have a negative impact on our cash flows, results of operations and ability to pay dividends, if any, in the future.
Our operations may involve the use or handling of materials that have or may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which we conduct operations have generally become more stringent. Such laws and regulations may expose us to liability for the conduct of or for conditions caused by others, or for our acts that were in compliance with all applicable laws at the time such actions were taken.
While we conduct maintenance on our vessels in an effort to prevent such releases, future releases could occur, especially as our vessels age. Such releases may be large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities have an interest. These releases could result in fines and other costs to us, such as costs to upgrade our vessels, costs to clean up the pollution, and costs to comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

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
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guideline of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We currently have 24 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Failure to comply with the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption regulations in other jurisdictions in which we operate could result in fines, criminal penalties, offshore support contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our related parties or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and anti-corruption and anti-bribery laws in other jurisdictions in which we operate such as Brazil and the U.K. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Risks Relating to Our Common Stock
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 71.4% of our issued and outstanding common stock, has control over us, which will limit your ability to influence our actions.
As of April 4, 2018, our Chairman and Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, approximately 71.4% of our outstanding common stock and therefore has the power to exert considerable influence over our actions. The interests of our Chairman and Chief Executive Officer may be different from your interests.
Future sales of shares of our common stock could cause the market price of our common stock to decline.
The market price of shares of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of shares of common stock in the market, including sales of shares of common stock by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock.
Our Amended and Restated Articles of Incorporation, as amended, authorize our board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

There is no guarantee of a continuing public market for you to resell shares of our common stock.
Our common stock commenced trading on the Nasdaq National Market, now the Nasdaq Global Market, in February 2005. Our common stock now trades on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common stock will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the drybulk shipping industry;
•	market conditions in the drybulk, tanker, gas shipping or offshore support industries and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts; and
•	announcements concerning us or our competitors.
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
Several provisions of our Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.
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
The above anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
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
Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings.  As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
We are a "foreign private issuer," which could make our common stock less attractive to some investors or otherwise harm our stock price.
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act. As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

Item 4.	Information on the Company
A.          History and Development of the Company
DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at 109 Kifissias Avenue and Sina Street, Marousi, 151 24, Athens, Greece. Our telephone number at that address is +30-216-200-6600.
Business Development
Developments related to Ocean Rig
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
On June 4, 2015, we reached an agreement with Ocean Rig under the $120.0 million Exchangeable Promissory Note (the "Note"), dated November 18, 2014, to, among other things, partially exchange $40.0 million of the Note for 4,444,444 of Ocean Rig's shares owned by us, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig's stock owned by us. On August 13, 2015, we reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80.0 million owed to Ocean Rig under the Note, for 17,777,778 shares of Ocean Rig owned by us. The agreement was approved by a committee of independent directors.
On April 5, 2016, we sold all of our shares of Ocean Rig to Ocean Rig Investments, Inc., a subsidiary of Ocean Rig and as such we no longer hold any shares of Ocean Rig as of the date of this annual report.
Developments related to Sifnos and Sierra
On October 21, 2015, as amended on November 11, 2015, we entered into a secured revolving credit facility of up to $60.0 million, or the Initial Revolving Credit Facility, with Sifnos Shareholders Inc., or Sifnos, an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, for general working purposes. The loan was secured by shares that we held in Ocean Rig and in Nautilus (defined below) and by a first priority mortgage over one Panamax drybulk carrier and had a tenor of three years. In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. Our board of directors elected to convert $10.0 million of the outstanding principal amount of the Sifnos Loan into 8 shares of our Series B Preferred Stock (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Each preferred share had five votes and was mandatorily converted into shares of our common stock on a one to one basis within three months after the issuance thereof on a date selected by us, no later than March 30, 2016.
On March 24, 2016, we entered into an agreement to increase the Initial Revolving Credit Facility. The facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019, and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we obtained the right to convert $8.75 million of the outstanding balance of the loan into 29 of our preferred shares (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares). As part of the transaction, we also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Preferred Shares (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares previously held by Sifnos, effective March 24, 2016.
On April 5, 2016, the Initial Revolving Credit Facility was further amended, in connection with the sale of all of the shares we held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to DryShips, in exchange for a 40% LTV maximum loan limit, being introduced under the facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. On April 5, 2016, we paid Sifnos $45.0 million from our proceeds of the sale of the Ocean Rig shares to Ocean Rig Investments Inc.

On September 9, 2016, we entered into an agreement to convert $8.75 million of the outstanding balance of the Initial Revolving Credit Facility into 29 shares of Series D Preferred Stock (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares), which shares were issued on September 13, 2016. Each shares of Series D Preferred Stock had 100,000 votes and was not convertible into our common stock.
On October 31, 2016, the Initial Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding loan into shares of our common stock.
On December 30, 2016, Sifnos entered into a new revolving credit facility of up to $200.0 million, or the New Revolving Credit Facility, with the Company.  The New Revolving Credit Facility was secured by all of our then present and future assets except the MV Raraka. This new loan carried an interest rate of LIBOR plus 5.5%, was non-amortizing, had a tenor of three years, had no financial covenants and was arranged with a fee of 2.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%.
On May 23, 2017, we were released of all of our obligations and liabilities under the New Revolving Credit Facility, through a Notice of Release from Sifnos, and entered into an unsecured revolving facility agreement, or the Sierra Credit Facility, with Sierra Investments Inc., an entity that may be deemed to be beneficially owned by Mr. Economou, or Sierra, and a separate participation rights agreement with Mountain Investments Inc., or Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer. The Sierra Credit Facility carried an interest rate of LIBOR plus 6.5%, was non-amortizing, had a tenor of five years, had no financial covenants and was arranged with a fee of 1.0%. In addition, Mountain had the ability to participate in realized asset value increases of all of our present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and has a duration of up to the maturity of the Sierra Credit Facility. The transaction was approved by the independent members of our board of directors and a fairness opinion was obtained in connection with this transaction.
On August 11, 2017, our Audit Committee approved a binding term sheet, or the Term Sheet, to sell shares of our common stock to entities that may be deemed to be beneficially owned by Mr. Economou for aggregate consideration of $100.0 million at a price of $2.75 per share, or the Private Placement. Pursuant to the Term Sheet, the Audit Committee also approved a subsequent rights offering, or the Rights Offering, that would allow our shareholders to purchase their pro rata portion of up to $100.0 million of our common stock at a price of $2.75 per share. The Term Sheet, Private Placement and Rights Offering were approved by the Audit Committee, which is comprised of independent members of our board of directors, taking into account a fairness opinion from an independent third-party financial advisor. We also entered into a backstop purchase agreement, or the Backstop Agreement, with Sierra, pursuant to which Sierra agreed to purchase from us, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to existing shareholders' exercise in full of their subscription rights.
The Private Placement closed on August 29, 2017, when we issued an aggregate of 36,363,636 shares of our common stock to several entities that may be deemed to be beneficially owned by Mr. Economou as consideration for: (i) the acquisition of 100.0% of the issued and outstanding equity interests of Shipping Pool Investors Inc., which directly holds a 49% interest in Heidmar Holdings LLC, or Heidmar, a global tanker pool operator, from SPII Holdings Inc., an entity that may be deemed to be beneficially owned by Mr. Economou; (ii) the termination of the participation rights set forth in the participation rights agreement dated May 23, 2017 issued by the Company providing certain participation rights to Mountain; (iii) forfeiture by Sifnos of all outstanding shares of Series D Preferred Stock held prior to the closing of the Private Placement; and (iv) the reduction in principal outstanding balance by $27.0 million of the Sierra Credit Facility.
On August 29, 2017, we announced our intention to launch our previously announced Rights Offering to our shareholders of record as of August 31, 2017. On October 4, 2017, we announced the closing of the Rights Offering. Rights holders subscribed for an aggregate of 305,760 shares of our common stock and we raised approximately $0.8 million of gross proceeds therefrom, while 36,057,876 shares of our common stock was issued to Sierra in exchange for the reduction in principal outstanding balance by $99.2 million of the Sierra Credit Facility.

On October 25, 2017, we refinanced the Sierra Credit Facility with a new secured loan facility, or the Loan Facility Agreement, secured by assets, with a loan to value ratio of 50%, a tenor of five years, no amortization and interest of LIBOR plus 4.5%. No arrangement fees or otherwise were charged in connection with the refinancing. As of December 31, 2017, the outstanding balance under the Loan Facility Agreement was $73.8 million.
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.
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
On June 8, 2016, we entered into a securities purchase agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 0 shares of common stock (148,998 shares before the 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). As of November 18, 2016, the 5,000 Series C Convertible Preferred Shares and the 5,000 Series C Convertible Preferred Shares issued due to the exercise of the respective warrant have been converted (including their respective dividends) into an aggregate 181 shares of our common stock (21,038,020 shares before the 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).
On November 16, 2016, we entered into a Securities Purchase Agreement with Kalani Investments Limited, or Kalani, for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 47 shares of our common stock (372,874 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), and 0 shares of our common stock (100 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). As of December 12, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, the E-1 and E-2 Convertible Preferred Shares issued due to the exercise of the preferred warrants (including their respective dividends) and the prepaid warrants have been converted and/or exercised into 4,073 shares of our common stock (31,932,629 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).
On December 23, 2016, we entered into a common stock purchase agreement, or the 2016 Purchase Agreement, with Kalani. The 2016 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, Kalani was committed to purchase up to $200.0 million worth of shares of our common stock over the 24-month term of the purchase agreement and would receive up to an aggregate of $1.5 million of shares of our common stock as a commitment fee in consideration for entering into the 2016 Purchase Agreement. As of January 31, 2017, we completed the sale to Kalani of the full $200.0 million worth of shares of our common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, we sold an aggregate of 32,681 shares of our common stock (71,864,590 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) at an average price of approximately $2.78 per share, and issued an aggregate of 263 shares of our common stock (844,335 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) to Kalani as a commitment fee for entering into the 2016 Purchase Agreement. Our net proceeds from the sale of these shares were approximately $198.0 million, after deducting estimated aggregate offering expenses.
On February 17, 2017, we entered into a common stock purchase agreement, or the February 2017 Purchase Agreement, with Kalani. The February 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, Kalani was committed to purchase up to $200.0 million worth of shares of our Common Stock over the 24-month term of the purchase agreement and would receive up to an aggregate of $1.5 million of shares of our Common Stock as a commitment fee in consideration for entering into the February 2017 Purchase Agreement. As of March 17, 2017, we completed the sale to Kalani of the full $200.0 million worth of shares of our Common Stock under the February 2017 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the February 2017 Purchase Agreement, February 17, 2017, and March 16, 2017, we sold an aggregate of 118,165 shares of our common stock (115,801,710 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) to Kalani at an average price of approximately $1.73 per share, and issued an aggregate of 872 shares of our common stock (854,631 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) to Kalani as a commitment fee for entering into the February 2017 Purchase Agreement.

On April 3, 2017, we entered into a common stock purchase agreement, or the April 2017 Purchase Agreement, with Kalani. The April 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, Kalani was committed to purchase up to $226.4 million worth of shares of our common stock over the 24-month term of the purchase agreement and would receive up to an aggregate of $1.5 million of shares of our common stock as a commitment fee in consideration for entering into the April 2017 Purchase Agreement. As of August 11, 2017, we sold to Kalani $191.6 million worth of shares of our common stock under the April 2017 Purchase Agreement. Between the date of the April 2017 Purchase Agreement, April 3, 2017, and August 10, 2017, we sold an aggregate of 31,392,280 shares of our common stock (123,998,456 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) to Kalani at an average price of approximately $1.56 per share, and issued an aggregate of 42,630 shares of our common stock (879,711 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) to Kalani as a commitment fee for entering into the April 2017 Purchase Agreement. On August 11, 2017, we terminated the April 2017 Purchase Agreement.
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
On April 6, 2017, our board of directors determined to effect a 1-for-4 reverse stock split of shares of our Common Stock. The reverse stock split occurred, and shares of our Common Stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on April 11, 2017.
On May 2, 2017, our board of directors determined to effect a 1-for-7 reverse stock split of shares of our Common Stock. The reverse stock split occurred, and shares of our Common Stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on May 11, 2017.
On June 16, 2017, our board of directors determined to effect a 1-for-5 reverse stock split of shares of our Common Stock. The reverse stock split occurred, and shares of our Common Stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on June 22, 2017.
On July 18, 2017, our board of directors determined to effect a 1-for-7 reverse stock split of shares of our Common Stock. The reverse stock split occurred, and shares of our Common Stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on July 21, 2017.
Vessel Acquisitions and Dispositions
During 2015, we (i) sold our entire tanker fleet, for an aggregate sales price of $536.0 million; (ii) we sold five of our drybulk carriers and 14 drybulk carrier owning companies for an aggregate price of $389.3 million, (iii) acquired Nautilus, which indirectly through its subsidiaries owns six offshore support vessels and (iv) through our then affiliate, Ocean Rig, which was our majority owned subsidiary until June 8, 2015, took delivery of the Ocean Rig Apollo.
During 2016, we sold four of our drybulk carriers and six drybulk vessel-owning companies along with their vessels for an aggregate price of $108.3 million.

During 2017, we (i) acquired four Newcastlemax and five Kamsarmax drybulk carriers for an aggregate price of $237.0 million, (ii) acquired three tankers and one tanker vessel-owning company for an aggregate price of $194.5 million, (iii) acquired four VLGC vessel companies that were party to four newbuilding contracts for an aggregate price of $334.0 million, $44.9 of which was settled in January 2018, and (iv) sold one drybulk carrier for an aggregate gross price of $8.5 million.
For more information, please see Note 6 to our consolidated financial statements included herein.
Recent Developments
On January 4, 2018, our subsidiary, Gas Ships Limited, took delivery of its fourth VLGC, the Mont Gelé. On January 11, 2018, the Mont Gelé commenced a fixed-rate time charter with ten year firm duration to an oil major trading company.
On January 24, 2018, we entered into a $90.0 million secured credit facility that bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and balloon payments at maturity, has customary financial covenants, and is secured by first priority mortgages over the tankers Shiraga, Samsara, Stamos and Balla. On January 26, 2018, we drew down the full amount of $90.0 million under the facility.
On January 29, 2018, we entered into a $35.0 million secured credit facility that bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and balloon payments at maturity, has customary financial covenants, and is secured by first priority mortgages over the vessels Valadon, Matisse and Rapallo. On March 7, 2018, we drew down the full amount of $35.0 million under the facility.
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.
On February 6, 2018, our board of directors declared a quarterly dividend of $2.5 million with respect to the quarter ended December 31, 2017 to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018.
Also on February 6, 2018, our board of directors approved a stock repurchase program, under which the Company may repurchase up to $50.0 million of its outstanding common shares for a period of 12 months. We may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of April 4, 2018, we have repurchased 2,816,445 shares of our common stock for a gross consideration of $11.3 million, including commission fees. As of April 4, 2018, the number of shares of our common stock outstanding is 101,458,263.
On February 8, 2018, we announced the planned spinoff of the Company's gas carrier business from the Company. In the spinoff, we plan to distribute to holders of our common stock 49% of the issued and outstanding shares of Gas Ships Limited's common stock, our wholly-owned subsidiary. Following the spinoff, Gas Ships Limited will be a publicly-traded company, and we will retain a 51% ownership interest in Gas Ships Limited. See "—B. Business Overview—Separation of Gas Ships Limited" below.
The Company refers to its earnings release dated February 27, 2018, covering its fiscal quarter ended December 31, 2017.  Having now completed its mark to market valuation procedures of Heidmar Holdings LLC, the non-cash gain of $9.7 million is no longer incorporated in the Company's net income for that quarter.  Accordingly, the Company's net income for the quarter ended December 31, 2017 is reduced to $1.8 million. Consequential non-cash revisions are included in the Company's annual report.
On March 8, 2018, we entered into a $30.0 million secured credit facility that bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, has customary financial covenants, and is secured by first priority mortgages over the vessels Judd and Raraka. On March 13, 2018, we drew down the full amount of $30.0 million under this facility.

On April 2, 2018, we entered into a finance lease arrangement with a major Chinese leasing company for our Kamsarmax drybulk vessel, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provides for the transfer of the Kelly to the buyer for 50% of the agreed purchase price, which will be calculated as the lower of (a) the vessel's net book value as of June 30, 2017 and (b) the vessel's fair value close to the delivery date, and as part of the agreement, our wholly-owned subsidiary will bareboat charter the vessel back for a period of ten years (expiry in April 2028). Charterhire under the bareboat arrangement is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. We have purchase options to re-acquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon the expiration of the agreement for 33% of the financing amount. The Company is also a guarantor under the bareboat charter, which also includes customary terms, conditions and financial covenants. The vessel is expected to be delivered and leased back to us in April 2018.
B.          Business Overview
Overview
We are a diversified owner of ocean going cargo vessels.
As of April 4, 2018, we owned a fleet of 35 vessels comprised of (i) 12 Panamax drybulk carriers; (ii) four Newcastlemax drybulk carriers; (iii) five Kamsarmax drybulk carriers; (iv) one VLCC; (v) two Aframax tankers; (vi) one Suezmax tanker; (vii) four VLGCs and (viii) six offshore support vessels, including two platform supply and four oil spill recovery vessels.
Our drybulk carriers, tankers, gas carriers and offshore support vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.
Separation of Gas Ships Limited
On February 8, 2018, we announced plans for the legal and structural separation of 49% of our wholly-owned subsidiary, Gas Ships Limited, a Marshall Islands corporation (formerly known as LPG Investments Inc.), from the Company into a separate public company. Gas Ships Limited owns all of the gas carriers in our fleet through its wholly-owned subsidiaries. Following the spinoff, Gas Ships Limited will be a publicly-traded company, and we will retain a 51% ownership interest in Gas Ships Limited. The spinoff however is subject to certain conditions, including the effectiveness of Gas Ships Limited's Form F-1 registration statement and final approval and declaration of the distribution by our board of directors. We may, at any time until the closing of the spinoff, decide to abandon, modify or change the terms of the spinoff.
Our Fleet
Set forth below is summary information concerning our fleet as of April 4, 2018.

Drybulk Carriers
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment	Gross rate per day	Earliest	Latest
Panamax:
Raraka	2012	76,037	Panamax	Spot	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	Spot	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	Spot	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	Spot	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	Spot	N/A	N/A
(1)	The average age of the Panamax drybulk carriers in our fleet, based on year built, is 14.4 years.
(2)	The total aggregate DWT of the Panamax drybulk carriers in our fleet is 899,066.
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment (3)	Gross rate per day(3)	Earliest	Latest
Newcastlemax:
Bacon	2013	205,170	Newcastlemax	T/C Index Linked	T/C Index Linked	Aug-18	Jan-19
Judd	2015	205,796	Newcastlemax	T/C	$9,350	Apr-18	May-18
Marini	2014	205,854	Newcastlemax	T/C Index Linked	T/C Index Linked	Dec-18	Feb-19
Morandi	2013	205,854	Newcastlemax	T/C Index Linked	T/C Index Linked	Apr-18	May-18
(1)	The average age of the Newcastlemax drybulk carriers in our fleet, based on year built, is 4.0 years.
(2)	The total aggregate DWT of the Newcastlemax drybulk carriers in our fleet is 822,674.
(3)	T/C means time charter.
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment	Gross rate per day	Earliest	Latest
Kamsarmax:
Castellani	2014	82,129	Kamsarmax	Spot	Spot	N/A	N/A
Kelly	2017	81,300	Kamsarmax	Spot	Spot	N/A	N/A
Matisse	2014	81,128	Kamsarmax	Spot	Spot	N/A	N/A
Nasaka	2014	81,918	Kamsarmax	Spot	Spot	N/A	N/A
Valadon	2014	81,198	Kamsarmax	Spot	Spot	N/A	N/A
(1)	The average age of the Kamsarmax drybulk carriers in our fleet, based on year built, is 3.2 years.
(2)	The total aggregate DWT of the Kamsarmax drybulk carriers in our fleet is 407,673.

Tankers
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment (3)	Gross rate per day	Earliest	Latest
Balla	2017	113,293	Aframax	Spot	Spot	N/A	N/A
Samsara	2017	159,855	Suezmax	T/C	$18,000 Base rate plus profit share	Mar-22	May-25
Shiraga	2011	320,105	VLCC	Spot	Spot	N/A	N/A
Stamos	2012	115,666	Aframax	Spot	Spot	N/A	N/A
(1)	The average age of the tanker vessels in our fleet, based on year built, is 3.5 years.
(2)	The total aggregate DWT of the tanker vessels in our fleet is 708,919.
(3)	T/C means time charter.

Gas Carriers
					Redelivery
	Year Built	cbm(1)	Type	T/C(2) (Gross Rate/Day)	Earliest	Latest
Anderida(3)	2017	78,700	VLGC	$30,000(4)	Jun-22	Jun-25
Aisling(3)	2017	78,700	VLGC	$30,000(5)	Sep-22	Sep-25
Mont Fort(3)	2017	78,700	VLGC	$28,833(6)	Nov-27	Nov-27
Mont Gelé(3)	2018	78,700	VLGC	$28,833(7)	Jan-28	Jan-28
(1)	The total aggregate cbm of the gas carriers in our fleet is 314,800.
(2)	T/C means time charter.
(3)	Owned by our subsidiary Gas Ships Limited. See "—B. Business Overview—Separation of Gas Ships Limited" above.
(4)	T/C expires in June 2025 (including charterers' option period).
(5)	T/C expires in September 2025 (including charterers' option period).
(6)	T/C expires in November 2027.
(7)	T/C expires in January 2028.

Offshore support Vessels
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment or employment upon delivery	Gross rate per day	Earliest	Latest

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Laid up	N/A	N/A	N/A
Colorado	2012	1,430	PSV	Laid up	N/A	N/A	N/A

Oil Spill Recovery Vessels
Indigo	2013	1,401	OSRV	Laid up	N/A	N/A	N/A
Jacaranda	2012	1,360	OSRV	Laid up	N/A	N/A	N/A
Emblem	2012	1,363	OSRV	Laid up	N/A	N/A	N/A
Jubilee	2012	1,317	OSRV	Laid up	N/A	N/A	N/A
(1)	The average age of the offshore support vessels in our fleet, based on year built, is 5.1 years.
(2)	The total aggregate DWT of the offshore support vessels in our fleet is 8,328.

Our Drybulk Operations
During 2017, we expanded our drybulk fleet by acquiring four Newcastlemax and five Kamsarmax drybulk carriers. See "—Our Fleet" above.
Management of our Drybulk Carriers
We do not employ personnel to run our drybulk carrier operating and chartering business on a day-to-day basis. Effective January 1, 2011, we previously entered into management agreements with TMS Bulkers, a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. For a description of the terms of our prior management agreements with TMS Bulkers, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers and TMS Cardiff Gas—Management Agreements—Drybulk Carrier Segment." Effective from December 31, 2016, all prior management agreements with TMS Bulkers were terminated at no cost by mutual agreement of the parties.
Effective January 1, 2017, we and our vessel-owning subsidiaries entered into new agreements with TMS Bulkers, in accordance with the terms of the New TMS Agreement, to streamline the services offered by our managers. The all-in base cost for providing the increased scope of services was reduced to $1,643 per day per vessel, based on a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the management agreements with the TMS Bulkers is 10 years.
We believe that TMS Bulkers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. TMS Bulkers utilizes experienced personnel in providing us with comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.
TMS Bulkers' completed implementation of the ISM Code in 2010, and has obtained documents of compliance for its office and safety management certificates for our drybulk carriers as required by the ISM Code and is ISO 14001 certified in recognition of its commitment to overall quality.
TMS Bulkers may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, and, under the guidance of our board of directors, manages our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers' performance under our management agreements.

Chartering of our Drybulk Carriers
We actively manage the deployment of our drybulk fleet between short-term time charters or spot charters, which generally last from several weeks to several days, and long-term time charters, which can last up to several years.
As of the date of this annual report, all but four of our drybulk carriers are currently employed in the spot market.
Competition
Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Panamax, Newcastlemax and Kamsarmax size sectors. Ownership of drybulk carriers is highly fragmented and is divided between over 1,900 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operators.
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
During the year ended December 31, 2017, one of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (10%). During the year ended December 31, 2016, one of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (19%). During the year ended December 31, 2015, two of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (51%), Customer B (25%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any customer providing a significant percentage of our income over an extended period of time.
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
To the extent that we must enter into new charters or renew an existing charters for drybulk carriers in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.
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
The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded an all-time low of 290 on February 10, 2016, and even though it has increased since then to 1,191 on February 26, 2018, there can be no assurance that they will increase further, and the market could decline again.
The International Drybulk Shipping Industry
Drybulk cargo is shipped and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2017, approximately 5,103 million tonnes of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 29%, 24% and 10% of the total drybulk trade, respectively.
The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. One of the main reasons for the increase in drybulk trade was the growth in imports by China of iron ore, coal and grains. In 2017, Chinese seaborne imports of these major bulk commodities increased 5.1% year-on-year to approximately 1,124 million tonnes, representing 22% of the total drybulk trade.
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

•
Capesize Vessels have carrying capacities of 100,000-199,999 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax Vessels have a carrying capacity of between 65,000 and 99,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax Vessels have a carrying capacity of between 40,000 and 64,999 dwt. The subcategory of vessels that have a carrying capacity of between 50,000 and 59,999 dwt are called Supramax. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize Vessels have a carrying capacity of between 10,000 and 39,999 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk carriers scheduled to be delivered in 2018 represents approximately 3.8% of the world drybulk fleet by dwt as of February 1, 2018. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels; however in prior deteriorating freight environments, we have seen vessels as young as 16 years old being sent to the scrap yards.
Our Offshore Support Operations
On October 21, 2015 and November 24, 2015, we acquired 97.44% and 2.56% of the issued and outstanding share capital of Nautilus, which indirectly through its subsidiaries owns six offshore support vessels.
Management of our Offshore Support Vessels
We do not employ personnel to run our offshore support operating and chartering business on a day-to-day basis. Effective January 1, 2011, we previously entered into management agreements with TMS Offshore Services, a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. For a description of the terms of our prior management agreements with TMS Offshore Services, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers and TMS Cardiff Gas—Management Agreements—Offshore Support Segment." Effective from December 31, 2016, all prior management agreements with TMS Offshore Services were terminated at no cost by mutual agreement of the parties.
Effective January 1, 2017, we and our vessel-owning subsidiaries entered into new agreements with TMS Offshore Services, in accordance with the terms of the New TMS Agreement, to streamline the services offered by our managers. The all-in base cost for providing the increased scope of services was reduced to $1,643 per day per vessel, based on a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the management agreements with the TMS Offshore Services is 10 years.
We believe that TMS Offshore Services has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.
Chartering of our Offshore Support Vessels
We actively manage the deployment of our offshore support fleet. As of the date of this annual report, all of our offshore support vessels are laid up.
Customers
Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally TMS Offshore Services' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our offshore support vessels in the future.
During the year ended December 31, 2017, 100% of our total revenues for our offshore support segment derived from one customer.

Our Gas Operations
On January 12, 2017, we entered into a "zero cost" option agreement, or the LPG Option Agreement, with companies that may be deemed to be beneficially owned by Mr. Economou to purchase up to four high specifications VLGC newbuildings with Hyundai Samho Heavy Industries Co., Ltd., or HHI. In January 2017, March 2017, and April 2017, we exercised all four of our options under the LPG Option Agreement, pursuant to which we acquired (i) the four owning companies that were parties to the four aforementioned VLGC newbuilding contracts with HHI and (ii) Cardiff LPG Ships Ltd and Cardiff LNGShips Ltd. As of the date of this annual report, all four of our VLGCs have been delivered and are currently employed on time charters that are set to expire between June 2025 (including charterers' option period) and January 2028.  See also "—B. Business Overview—Separation of Gas Ships Limited" above.
Management of our Gas Carriers
We do not employ personnel to run our gas carrier operating and chartering business on a day-to-day basis. During the fiscal year ended December 31, 2017, we and our vessel-owning subsidiaries entered into agreements with TMS Cardiff Gas, in accordance with the terms of the New TMS Agreement, to streamline the services offered by our managers. TMS Cardiff Gas is a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. The all-in base cost for providing the increased scope of services was reduced to $1,643 per day per vessel, based on a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the management agreements with the TMS Cardiff Gas is 10 years.
We believe that TMS Cardiff Gas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.
Chartering of our Gas Carriers
We actively manage the deployment of our gas carrier fleet. As of the date of this annual report, all four of our VLGCs are currently employed on time charters that are set to expire between June 2025 (including charterers' option period) and January 2028.
Customers
Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally TMS Cardiff Gas' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our offshore support vessels in the future.
During the year ended December 31, 2017, 100% of our total revenues for our gas carrier segment derived from two customers.
Seasonality
Liquefied gases are primarily used for power generation, cooking, fuel, industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The LPG and LNG shipping market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. Demand for our vessels therefore may be stronger in our quarters ending June 30 and September 30 and relatively weaker during our quarters ending December 31 and March 31, although 12-month time charter rates tend to smooth these short-term fluctuations. To the extent any of our time charters expire during the relatively weaker fiscal quarters ending December 31 and March 31, it may not be possible to re-charter our vessels at similar rates. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which may adversely impact our business, financial condition and operating results.
The Gas Shipping Industry
International seaborne LPG and LNG transportation services are generally provided by two types of operators: LPG or LNG distributors and traders and independent shipowners. Traditionally the main trading route in our industry has been the transport of LPG and LNG from the Arabian Gulf to Asia. With the emergence of the United States as a major LPG and LNG export hub, the United States Gulf to Asia has become an important trade route. Vessels are generally operated under time charters, bareboat charters, spot charters, or contracts of affreightment. LPG and LNG distributors and traders use their fleets not only to transport their own LPG and LNG, but also to transport LPG and LNG for third-party charterers in direct competition with independent owners and operators in the tanker charter market. We operate in markets that are highly competitive and based primarily on supply and demand of available vessels. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications (size, age and condition). Our industry is subject to strict environmental regulation, including emissions regulations, and we believe our current modern fleet makes us a preferred provider of VLGC tonnage.

Our Tanker Operations
During 2017, we acquired and took delivery of four tanker vessels, comprised of one VLCC, two Aframax tankers and one Suezmax tanker. See "—Our Fleet" above.
Management of our Tankers
Our tankers are managed by TMS Tankers, a company that may be deemed to be beneficially owned by Mr. George Economou, on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services. We believe that TMS Tankers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.
Chartering of our Tankers
We employ our tankers in the spot market and on long-term time charters. TMS Tankers may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet.
As of the date of this annual report, all but one of our tankers are employed in the spot market.
Customers
Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our tankers. During the year ended December 31, 2017, three of our customers accounted for more than ten percent of our total tanker revenues: Customer A (25%), Customer B (19%) and Customer C (16%).
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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
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
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, President Trump signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations. Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, adopted the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO's Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. The above is applicable for tanker vessels over 15 years of age and drybulk carriers. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO's Marine Environmental Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW.  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention, or IOPP, renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents.
Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)          injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)          injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)          loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability is limited to the greater of $2,200 per gross ton or $18,796,800.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have and plan to in the future comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule in April 2016, but pursuant to orders by President Trump in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, President Trump proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology.  The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.  All of our vessels, except two tankers, have ballast capacities over 5,000m3 (while our offshore support vessels have less than 1,500m3), and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule, or WOTUS, which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, President Trump issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, President Trump announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:
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
The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We have and intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping, DNV-GL, and Korean Registry of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities and finance lease arrangement, as applicable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for our fleet. Our vessels are each covered up to at least fair market value with deductibles per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.
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
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Insurance for our Offshore Support Vessels
We maintain insurance for our offshore support vessels in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Institute Time Clauses, Hulls, 1.10.83 (Cl. 280), but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our offshore support vessels, as assessed by brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $11,000 per event and in the case of other hull and machinery claims, our average deductible is $55,000 per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of offshore support vessels operations for environmental or other reasons. During trading we also have loss of hire insurance cover for approximately 90 days which becomes effective after 14 days. This loss of hire insurance is recoverable only if there is physical damage to the vessel or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases.

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
C.          Organizational Structure
As of April 4, 2018, we owned all of our drybulk, tanker, gas carrier and offshore support vessels through our wholly-owned subsidiaries. Please see Exhibit 8.1 to this annual report for a list of our subsidiaries. As of April 5, 2016, we no longer owned any stock of common stock of Ocean Rig.
D.          Property, Plant and Equipment
We do not own any real property. We maintain our principal executive offices at 109 Kifissias Avenue and Sina Street, Marousi, GR 151 24 Greece.
Our interests in our drybulk, tanker, gas carrier and offshore support vessels in our fleet are our only material properties. See "—B. Business Overview—Our Fleet."  Also see "—B. Business Overview—Environmental and Other Regulations in the Shipping Industry" for a description of environmental issues that may impact the use of our fleet.
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
	Year Ended December 31,
	2013	2014	2015	2016	2017

Average number of vessels	37.15	38.69	35.78	19.44	18.09
Total voyage days for fleet	13,442	13,889	12,562	6,404	6,534
Total calendar days for fleet	13,560	14,122	13,060	7,116	6,604
Fleet utilization	99.13%	98.35%	96.19%	89.99%	98.94%
Time charter equivalent	$12,062	$12,354	$9,171	$3,658	$8,544
Voyage Revenues
Our drybulk voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk transportation market and other factors affecting spot market charter rates for drybulk carriers.
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

Voyage Expenses—Related Party
"Voyage expenses—related party" primarily consists of commissions, bunkers and port expenses.
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
Management Fees—Related Party
Management Agreements
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, and TMS Cardiff Gas—Management Agreements—Drybulk Carrier Segment."
General and Administrative Expenses
Our general and administrative expenses mainly include salaries, consultancy fees and legal expenses. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements" for a discussion of our prior arrangements for compensating our executive officers, which arrangements have since been terminated at no cost with effect as of December 31, 2016.
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
Our Tanker Segment
During 2015, we entered into sales agreements with entities that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, to sell our tanker fleet comprised of four Suezmax tankers and six Aframax tankers. Also during 2015, all our tanker vessels were sold and delivered to their new owners. For a discussion of our re-entry into the tanker market in 2017, please see "Item 4.B—Business Overview—Our Tanker Operations."
Factors Affected our Results of Operations—Tanker Segment
We believe that the most important measures for analyzing trends in the results of our tanker operations consisted of the following:
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

•
TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our tankers, the most directly comparable U.S. GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	Year Ended December 31,
	2013	2014	2015	2016	2017

Average number of vessels	9.86	10.00	6.21	-	2.5
Total voyage days for fleet	3,598	3,650	2,168	-	911
Total calendar days for fleet	3,598	3,650	2,267	-	911
Fleet utilization	100%	100%	95.63%	-	100%
Time charter equivalent	$12,900	$21,835	$36,389	$-	$13,216
Depreciation
We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Management Fees to Related Party
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers and TMS Cardiff Gas—Management Agreements—Tanker Segment."
General and Administrative Expenses
Our general and administrative expenses mainly include salaries, consultancy fees and legal expenses. See also Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements" for a discussion of our prior arrangements for compensating our executive officers, which arrangements have since been terminated at no cost with effect as of December 31, 2016.
Interest and finance costs
We have historically incurred interest expense and financing costs in connection with our debt agreements.

Our Offshore Support Segment
On October 21, 2015, we acquired Nautilus, which indirectly through its subsidiaries owns six offshore support vessels.
Factors Affecting Our Results of Operations—Offshore Support Segment
We have chartered our offshore support vessels to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are currently laid up. We believe that the important measures for analyzing trends in the results of our operations consist of the following:
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
	Year Ended December 31,
	2013	2014	2015	2016	2017

Average number of vessels	-	-	6.0	6.0	6.0
Total voyage days for fleet	-	-	426	1,615	439
Total calendar days for fleet	-	-	426	2,196	2,190
Fleet utilization	-	-	100.0%	73.54%	20.05%
Time charter equivalent	-	-	$18,460	$11,949	$7,314

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
Voyage Expenses
Voyage expenses primarily consists of commissions paid and bunker expenses.
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
Management Fees—Related Party
Management Agreements
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers and TMS Cardiff Gas—Management Agreements—Offshore Support Segment."
Our Gas Carrier Segment
On January 12, 2017, we entered into a "zero cost" option agreement, or the LPG Option Agreement, with companies that may be deemed to be beneficially owned by Mr. Economou to purchase up to four high specifications VLGC newbuildings with Hyundai Samho Heavy Industries Co., Ltd., or HHI. In January 2017, March 2017, and April 2017, we exercised all four of our options under the LPG Option Agreement, pursuant to which we acquired (i) the four owning companies that were parties to the four aforementioned VLGC newbuilding contracts with HHI and (ii) Cardiff LPG Ships Ltd and Cardiff LNGShips Ltd. As of the date of this annual report, all four of our VLGCs have been delivered and are currently employed on time charters that are set to expire between June 2025 (including charterers' option period) and January 2028. See also "—B. Business Overview—Separation of Gas Ships Limited" above.

Factors Affecting Our Results of Operations—Gas Segment
We charter our gas carrier vessels to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are currently employed on time charters that are set to expire between June 2025 (including charterers' option period) and January 2028.  We believe that the important measures for analyzing trends in the results of our operations consist of the following:
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

•
TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our gas carriers, the most directly comparable U.S. GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our gas carrier segment for the year ended December 31, 2017.
Average number of vessels	1.0
Total voyage days for fleet	355
Total calendar days for fleet	355
Fleet utilization	100%
Time charter equivalent	$27,994
Voyage Revenues
Our revenues are driven primarily by the number of vessels in our current fleet, the number of days during which our vessels operate and the amount of daily rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including levels of demand and supply in the LPG and LNG shipping industry; the age, condition and specifications of our vessels; the duration of our charters; the amount of time that we spend positioning our vessels; the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and other factors affecting rates for LPG and LNG vessels.

Voyage Expenses—Related Party
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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 35 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Management Fees—Related Party
Management Agreements
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers and TMS Cardiff Gas—Management Agreements—Gas Carrier Segment."
General and Administrative Expenses
Our general and administrative expenses mainly include salaries, legal expenses as well as the consultancy fees paid to TMS Cardiff Gas.
Interest and finance costs
We have incurred interest expense and financing costs in connection with the $150.0 million secured credit facility dated June 22, 2017. We capitalized our interest and financing costs on the debt we have incurred in connection with our VLGCs previously under construction.
Our Offshore Drilling Segment - consolidated up to June 8, 2015
From June 8, 2015 through April 5, 2016, Ocean Rig has been considered as an affiliated entity and not as our controlled subsidiary. As a result, Ocean Rig has been accounted for under the equity method and its operating results are consolidated in our consolidated statement of operations only up to June 8, 2015.
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
In addition, Ocean Rig has engaged Cardiff Drilling Inc., a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer Mr. George Economou, to provide Ocean Rig with consulting and other services with respect to the agreement of employment and relating to the purchase and sale of drilling units. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
General and Administrative Expenses
Our general and administrative expenses mainly included the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.
Interest and finance cost
As of December 31, 2015, 2016 and 2017 and due to the deconsolidation of Ocean Rig at June 8, 2015, Ocean Rig's long term debt is not consolidated in our balance sheet. We capitalized our interest on the debt we have incurred in connection with our drilling units under construction.
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
During 2015, we acquired Nautilus Offshore Services Inc, which indirectly owns six offshore support vessels, all of which were on time charters to Petrobras. During 2016, we did not acquire any vessels that were under existing bareboat or time charter contracts. During 2017, we acquired six vessels (two Newcastlemax drybulk carriers and four VLGCs) that were under existing time charter contracts.

When we purchase a vessel and assume or renegotiate a related time charter, we may take the following steps before the vessel will be ready to commence operations:
•	obtain the charterer's consent to us as the new owner;
•	obtain the charterer's consent to a new technical manager;
•	in some cases, obtain the charterer's consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.
Our business is comprised of the following main elements:
•	employment and operation of our drybulk, tanker, gas, and offshore support vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk, gas and tanker vessels and offshore support units.
The employment and operation of our vessels require the following main components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	Charter rates and periods of charterhire for our drybulk, tanker, gas and offshore support vessels;
•	levels of drybulk, tanker, gas and offshore support vessels operating expenses;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
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
As of December 31, 2017, the Company determined that the carrying amounts of its vessels were recoverable and, therefore, concluded that no impairment charge was necessary for 2017.
As of December 31, 2016, we have reclassified our entire drybulk fleet (previously classified as held for sale) as held and used as all criteria were met. As a result, our drybulk carriers were re-measured at the lower of their fair market value and their carrying amount before were classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the vessels been continuously classified as held and used as of December 31, 2016 resulting in a gain of $1.9 million. In addition as a result of the impairment review performed, which indicated that the carrying amount of our offshore support fleet was not recoverable, our offshore support vessels were written down to their charter free market values as of December 31, 2016. Therefore, the aggregate carrying value of the offshore support vessels in our fleet as of December 31, 2016 equals their aggregate charter-free market value, as noted in the table below.
This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2017 and 2016, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2017 and 2016, respectively.

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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors—General Shipping Industry Risk Factors—The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to breach certain covenants in some of our credit facilities and finance lease arrangement and we may incur a loss if we sell vessels following a decline in their market value."

Drybulk Carriers	Dwt	Year Built	Carrying Value December 31, 2016 (in millions)		Carrying Value December 31, 2017 (in millions)
Mendocino	76,623	2002	5.0	*	4.7	**
Maganari	75,941	2001	4.6	*	4.4	**
Ligari	75,583	2004	5.9	*	5.6	**
Rapallo	75,123	2009	8.5	*	8.2	**
Bargara	74,832	2002	4.3	*	4.1	**
Capitola	74,816	2001	3.9	*	3.8	**
Majorca	74,477	2005	5.1	*	5.0	**
Redondo	74,716	2000	3.5	*	3.5	**
Catalina	74,432	2005	5.1	*	5.0	**
Levanto	73,925	2001	3.9	*	3.8	**
Marbella	72,561	2000	4.4	*	4.2	**
Raraka	76,037	2012	10.3	*	9.9	**
Ecola	73,931	2001	3.9	*	–
Bacon	205,170	2013	–		29.6	**
Judd	205,796	2015	–		32.7	**
Marini	205,854	2014	–		30.9	**
Morandi	205,854	2013	–		29.0	**
Castellani	82,129	2014	–		23.4	**
Kelly	81,300	2017	–		25.8	**
Matisse	81,128	2014	–		22.4	**
Nasaka	81,918	2014	–		21.9	**
Valadon	81,198	2014	–		22.4	**
Total for drybulk carriers	2,203,344		$68.4		$300.3

Offshore support vessels	Dwt	Year Built	Carrying Value December 31, 2016 (in millions)		Carrying Value December 31, 2017 (in millions)
Colorado	1,430	2012	3.6	*	3.5	**
Crescendo	1,457	2012	3.6	*	3.5	**
Jubilee	1,317	2012	5.0	*	4.8	**
Emblem	1,363	2012	5.0	*	4.8	**
Jacaranda	1,393	2012	5.0	*	4.8	**
Indigo	1,393	2013	5.0	*	4.8	**
Total for offshore support vessels	8,353		$27.2		$26.2

Tankers	Dwt	Year Built	Carrying Value December 31, 2016 (in millions)		Carrying Value December 31, 2017 (in millions)
Balla	113,293	2017	–		43.9	**
Samsara	159,855	2017	–		62.3	***
Shiraga	320,105	2011	–		56.2	**
Stamos	115,666	2012	–		28.5	**
Total for tanker vessels	708,919		$–		$190.9

Gas Carriers	cbm	Year Built	Carrying Value December 31, 2016 (in millions)	Carrying Value December 31, 2017 (in millions)
Aisling	78,700	2017	–	77.6	***
Anderida	78,700	2017	–	77.3	***
Mont Fort	78,700	2017	–	76.7	***
Mont Gelé	78,700	2018	–	76.8	***
Total for gas vessels	314,800		$–	$308.4

* As of December 31, 2016, our entire drybulk and offshore fleet were stated at their fair value due to the reclassification of the drybulk carriers as held and used and due to the impairment review performed that indicated that the carrying amount of the offshore support vessels were not recoverable through their undiscounted cash flows. As of December 31, 2016, no tanker vessels and gas carriers were owned or operated by the Company.
** As of December 31, 2017, the basic charter-free market value for the relevant fleet exceeds the vessel's carrying value.
*** As of December 31, 2017, the basic charter-free market value is lower than the vessels carrying value. Our impairment review for the year ended December 31, 2017, indicated that the carrying amount of the vessels were recoverable through their undiscounted cash flows, thus, no impairment loss was recognized for 2017. We believe that the aggregate basic charter-free market value of those vessels is below their aggregate carrying value by approximately $24.2 million.

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
Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. On an ongoing basis, we evaluate our estimates, including those related to bad debts, investments, property and equipment, intangible assets and goodwill, income taxes and share based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.
Vessels' Depreciation
We record the value of our vessels at their cost, which consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). We estimate the useful life of our drybulk carriers to be 25 years, the useful life of our tankers to be 25 years, the useful life of our gas carriers to be 35 years and the useful life of offshore support vessels to be 30 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Drilling unit machinery and equipment, net (June 8, 2015 up to the deconsolidation date)
Drilling units were stated at historical cost less accumulated depreciation. Such costs included the cost of adding or replacing parts of drilling unit machinery and equipment when that cost was incurred, if the recognition criteria were met. The recognition criteria required that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that were replaced were written off and the cost of the new parts was capitalized. Depreciation was calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare-deck, 30 years and other asset parts, five to 15 years. The residual values of the drill rigs and drillships were estimated at $35.0 million and $50.0 million, respectively.
Long lived assets held for sale
We classify long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment," when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale.
When we conclude a memorandum of agreement for the disposal of a vessel that has yet to complete a time charter, it is considered that the held for sale criteria discussed in guidance are not met until the time charter has been completed as the vessel is not available for immediate sale. As a result, such vessels are not classified as held for sale.

When we conclude a memorandum of agreement for the disposal of a vessel that has no time charter to complete or a contract that is transferable to a buyer, it is considered that the held for sale criteria discussed in the guidance are met. As a result such vessels are classified as held for sale. Furthermore, in the period a long-lived asset meets the held for sale criteria, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. For the years ended December 31, 2015, 2016, and 2017, a charge of $967.1 million, $13.4 million (including a gain of $1.9 million due to the reclassification of the drybulk carriers as held and used, effective December 31, 2016), and $0, respectively were recognized.
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
Impairment of Long Lived Assets
We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our vessels, by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each vessel and compare them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. We estimate the daily time charter equivalent for the unfixed days of drybulk, tanker and gas carrier vessels based on the most recent ten year historical rates for similar vessels, adjusted for any outliers, where applicable, and utilizing available market data for time charter and spot market rates and forward freight agreements, and for offshore support vessels based on available market data, over the remaining estimated life of the vessel, assumed to be 25 years for drybulk and tanker vessels, 35 years for gas carriers and 30 years for offshore support vessels from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate based on the global consumer price index ("CPI") changes and fleet utilization of 99% decreasing by 5% every five years after the first ten years. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with our vessels' depreciation policy. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.
Our analysis for our vessels held for use, for the year ended December 31, 2017, indicated that the carrying amounts of our vessels were recoverable and, therefore, no impairment loss was necessary for 2017.
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
Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of shares of our common stock.
There can be no assurance as to how long charter rates and vessel values will remain at lower levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.
Revenue and Related Expenses
(i) Drybulk Carrier, Tanker, Gas Carrier and Offshore Support Vessels:
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
Profit Sharing agreements: Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
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

In accordance with ASC 825-10 entities are allowed to elect to measure certain financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value. Equity method investments are eligible for the fair value option.
If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, ASC 825-10-25-7 requires that the fair value option be applied to all of the investor's eligible interests in that investee. The fair value option election is non-revocable even if the company loses significant influence over the investee. Under the fair value model, an investment in an affiliate is recognized initially at the transaction price and at each reporting date, an investor shall measure its investments in affiliates at fair value, with changes recognized in profit or loss.
Selected Financial Data
Prior to 2015, we had three reportable segments: the drybulk carrier segment, tanker segment and the offshore drilling segment.
During 2015, we (i) entered the offshore support segment by acquiring the majority of the issued and outstanding share capital of Nautilus, which indirectly through its subsidiaries owns six offshore support vessels, and (ii) sold our entire tanker fleet. Also during 2015, we lost our controlling financial interest in Ocean Rig, deconsolidated the entity from our financial statements, and thereby exited the offshore drilling market.
During 2016, we sold all our shares in Ocean Rig and no longer hold any equity interest in Ocean Rig.
During 2017, we (i) re-entered the tanker market by acquiring four tanker vessels and (ii) entered the gas carrier segment by acquiring four newbuilding VLGCs from entities that may be deemed to be beneficially owned by Mr. Economou.
As of December 31, 2017, we had four reportable segments: the drybulk carrier segment, the tanker segment, the gas carrier segment and the offshore support segment.
The table below reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk, tanker, gas carrier and offshore support vessels for the periods indicated. Please see "Item 3. Key Information—A. Selected Financial Data" for information concerning the calculation of TCE rates.

Drybulk Carrier Segment
	Year Ended December 31,
	2015	2016	2017
Average number of vessels	35.78	19.44	18.09
Total voyage days for fleet	12,562	6,404	6,534
Total calendar days for fleet	13,060	7,116	6,604
Fleet utilization	96.19%	89.99%	98.94%
Time charter equivalent	$9,171	$3,658	$8,544
Tanker Segment
	Year Ended December 31,
	2015	2016	2017
Average number of vessels	6.21	—	2.50
Total voyage days for fleet	2,168	—	911
Total calendar days for fleet	2,267	—	911
Fleet utilization	95.63%	—	100%
Time charter equivalent	$36,389	$—	$13,216
Gas Carrier Segment
	Year Ended December 31,
	2015	2016	2017
Average number of vessels	—	—	1.0
Total voyage days for fleet	—	—	355
Total calendar days for fleet	—	—	355
Fleet utilization	—	—	100%
Time charter equivalent	$—	$—	$27,994
Offshore Support Segment
	Year Ended December 31,
	2015	2016	2017
Average number of vessels	6.0	6.0	6.0
Total voyage days for fleet	426	1,615	439
Total calendar days for fleet	426	2,196	2,190
Fleet utilization	100.0%	73.54%	20.05%
Time charter equivalent	$18,460	$11,949	$7,314

Year ended December 31, 2017 compared to the year ended December 31, 2016
(Expressed in thousands of U.S. Dollar)	Year ended December 31,		Change
REVENUES:	2016	2017	Amount	%
Voyage and time charter revenues (including amortization of acquired time charters)	$51,934	$100,716	$48,782	93.9%
Total Revenues	51,934	100,716	48,782	93.9%

EXPENSES:
Voyage expenses	9,209	19,704	10,495	114.0%
Vessels operating expenses	45,563	59,348	13,785	30.3%
Depreciation	3,466	14,966	11,500	331.8%
Impairment loss,(gain)/loss from sale of vessels and vessel owning companies and other	106,343	(4,125)	(110,468)	(103.9)%
Impairment on goodwill	7,002	-	(7,002)	(100.0)%
General and administrative expenses	39,708	30,972	(8,736)	(22.0)%
Legal settlements and other, net	(258)	900	1,158	(448.8)%
Operating loss	(159,099)	(21,049)	138,050	(86.8)%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(8,857)	(14,707)	(5,850)	66.0%
Gain on debt restructuring	10,477	-	(10,477)	(100.0)%
Interest income	81	1,365	1,284	1,585.2%
Gain on interest rate swaps	403	-	(403)	(100.0)%
Loss on private placement	-	(7,600)	(7,600)	N/A
Other, net	(199)	(401)	(202)	101.5%
Total other income / (expenses), net	1,905	(21,343)	(23,248)	(1,220.4)%
LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(157,194)	(42,392)	114,802	(73.0)%
Income taxes	(38)	(152)	(114)	300.0%
Losses of affiliated companies	(41,454)	-	41,454	(100.0)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(198,686)	$(42,544)	$156,142	(78.6)%

Revenues
Drybulk carrier segment
Voyage revenues increased by $34.9 million, or 113.3%, to $65.7 million for the year ended December 31, 2017, as compared to $30.8 million for the year ended December 31, 2016. The aforementioned increase is attributable to higher hire charter rates during the year ended December 31, 2017, amounted to $33.6 million and to an increase in total voyage days by 130 days from 6,404 days to 6,534 days during the year ended December 31, 2017, as compared to the year ended December 31, 2016. The increase in voyage days is due to the decrease in laid up days for our vessels during the year ended December 31, 2017, partly offset by the decrease of the average number of vessels in our fleet by 1.4 vessels due to the sale of ten vessels and vessel owning companies during the year ended December 31, 2016.
Tanker segment
Voyage revenues amounted to $20.9 million for the year ended December 31, 2017, representing revenues from four tankers, all of which were acquired during the year ended December 31, 2017. No revenues were recorded for the tanker segment during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Voyage revenues amounted to $10.3 million for the year ended December 31, 2017, representing revenues from three VLGCs which were acquired during the year ended December 31, 2017. No revenues were recorded for the gas carrier segment during the same period in 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
Voyage revenues decreased by $17.3 million, or 82.0%, to $3.8 million for the year ended December 31, 2017, as compared to $21.1 million for the year ended December 31, 2016. The decrease is mainly due to the termination of the contracts with Petrobras Brasileiro S.A., or Petrobras, for the vessels Crescendo, Jubilee, Indigo and Jacaranda, effective as of March 6, 2016, March 9, 2016, April 6, 2016 and May 3, 2017, respectively, as well as the expiration of the contracts with Petrobras for the vessels Colorado and Emblem on December 27, 2016 and June 21, 2017, respectively.

Voyage expenses
Drybulk carrier segment
Voyage expenses increased by $2.6 million, or 35.6%, to $9.9 million for the year ended December 31, 2017, as compared to $7.3 million for the year ended December 31, 2016. The increase in voyage expenses is as a result of the corresponding increase in voyage revenues.
Tanker segment
Voyage expenses amounted to $8.8 million for the year ended December 31, 2017, representing expenses from the four tankers acquired during the year ended December 31, 2017. No voyage expenses were recorded for the tanker segment during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Voyage expenses amounted to $0.4 million for the year ended December 31, 2017 and are associated mainly to revenue commissions for our three VLGCs. No voyage expenses were recorded for the gas carrier segment during the same period in 2016, when no gas carriers were owned or operated by the Company.
Offshore support segment
Voyage expenses decreased by $1.3 million, or 68.4%, to $0.6 million for the year ended December 31, 2017, as compared to $1.9 million for the year ended December 31, 2016. The decrease relates to the corresponding decrease in voyage revenues.
Vessels' operating expenses
Drybulk carrier segment
Vessels' operating expenses increased by $9.0 million, or 29.0%, to $40.0 million for the year ended December 31, 2017, as compared to $31.0 million for the year ended December 31, 2016. The increase is mainly attributed to initial expenses incurred for the newly delivered vessels, partly offset by a decrease of average number of operating vessels by 1.4 vessels from 19.5 during the year ended December 31, 2016 to 18.1 during the year ended December 31, 2017.
Tanker segment
Vessels' operating expenses amounted to $8.8 million for the year ended December 31, 2017, representing expenses from four tankers that were acquired during the year ended December 31, 2017. No operating expenses were recorded for the tanker segment during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Vessels' operating expenses amounted to $5.7 million for the year ended December 31, 2017, representing expenses for three VLGCs acquired during the year ended December 31, 2017. No operating expenses were recorded for the gas carrier segment during the same period in 2016, when no gas carriers were owned or operated by the Company.
Offshore support segment
Vessels' operating expenses decreased by $9.8 million, or 67.1%, to $4.8 million for the year ended December 31, 2017, as compared to $14.6 million for the year ended December 31, 2016. The decrease is mainly due to the lay up of the vessels Crescendo, Jubilee and Indigo during 2016 and of vessels Colorado, Jacaranda and Emblem during 2017.

Depreciation
Drybulk carrier segment
Depreciation expense amounted to $7.3 million for the year ended December 31, 2017, as compared to $0 for the year ended December 31, 2016. No depreciation charge was recorded for our drybulk carriers for the year ended December 31, 2016 due to the classification of the vessels as held for sale. The vessels were reclassified as held and used, effective December 31, 2016.
Tanker segment
Depreciation expense amounted to $4.7 million for the year ended December 31, 2017 and is related to the four tankers acquired during the year ended December 31, 2017. The tanker segment did not incur any depreciation charges during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Depreciation expense amounted to $2.0 million for the year ended December 31, 2017 and is related to the three VLGCs acquired during the year ended December 31, 2017. No depreciation charge was recorded for the gas carrier segment during the same period in 2016, when no gas carriers were owned or operated by the Company.
Offshore support segment
Depreciation expense decreased by $2.5 million, or 71.4%, to $1.0 million for the year ended December 31, 2017, as compared to $3.5 million for the year ended December 31, 2016. The decrease is due to the decreased net book value of the vessels on January 1, 2017, as compared to their book values as of January 1, 2016, as a result of the impairment loss charged to the offshore support fleet as of December 31, 2016.
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other
Drybulk carrier segment
During the year ended December 31, 2016, we recorded a charge of $35.5 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" due to the gain/loss from the sale of vessels and vessel owning companies amounting to $22.1 million, the deterioration of the market values of the vessels held for sale as of March 31, 2016, which resulted in a reduction of their carrying amounts to their fair value less cost to sell amounting to $18.3 million, partially offset by $3.0 million as a result of the revaluation of three vessels to their values based on their agreed purchase prices and $1.9 million resulting from the gain recognized due to the reclassification of the vessels held for sale as held and used on December 31, 2016. For the year ended December 31, 2017, we recorded a gain of $4.4 million attributable to the sale of drybulk Ecola on December 29, 2017.
Tanker segment
The tanker segment did not incur any impairment loss, (gain)/loss from sale of vessels and vessel owning companies or other during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any impairment loss, (gain)/loss from sale of vessels and vessel owning companies or other during the relevant periods.
Offshore support segment
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other decreased by $70.6 million, or 99.6%, to $0.3 million for the year ended December 31, 2017, as compared to $70.9 million for the year ended December 31, 2016. The decrease is mainly due to impairment review that indicated that the carrying amount of our offshore support vessels was not recoverable and, resulted in the recognition of a charge amounting to $65.7 million and to the higher write offs of the fair value of the above market acquired time charter contracts that were terminated early by Petrobras during the year ended December 31, 2016, which amounted to $5.2 million as compared to $0.3 million during the same period in 2017.

Impairment on goodwill
Drybulk carrier segment
The drybulk segment did not incur any impairment on goodwill during the relevant periods.
Tanker segment
The tanker segment did not incur any impairment on goodwill during the relevant periods.

Gas carrier segment
The gas carrier segment did not incur any impairment on goodwill during the relevant periods.
Offshore support segment

Impairment on goodwill for the offshore support segment amounted to $7.0 million for the year ended December 31, 2016 due to the outcome of the annual review of goodwill. No such loss was recorded during the same period in 2017.

General and administrative expenses
Drybulk carrier segment
General and administrative expenses decreased by $10.9 million, or 36.3%, to $19.1 million for the year ended December 31, 2017, compared to $30.0 million for the year ended December 31, 2016. General and administrative expenses decreased mainly due to lower fees paid under the new management agreement with TMS Bulkers and other related entities, effective January 1, 2017.
Tanker segment
General and administrative expenses amounted to $2.4 million for the year ended December 31, 2017 and are related to the four tankers acquired during the year ended December 31, 2017. The tanker segment did not incur any general and administrative expenses during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
General and administrative expenses amounted to $1.8 million for the year ended December 31, 2017 and are related to the three VLGCs acquired during the year ended December 31, 2017. The gas carrier segment did not incur any general and administrative expenses during the same period in 2016, when no gas carriers were owned or operated by the Company.
Offshore support segment
General and administrative expenses decreased by $2.1 million, or 21.4%, to $7.7 million for the year ended December 31, 2017, compared to $9.8 million for the year ended December 31, 2016. The decrease in general and administrative expenses is mainly due to the termination of the agreement with Galaxia Maritima, Brazilian provider, partly offset by the higher fees paid under the new management agreement with TMS Offshore Services and other related entities, effective January 1, 2017.
Legal settlements and other, net
Drybulk carrier segment
Legal settlements and other, net amounted a gain of $0.1 million for the year ended December 31, 2017, as compared to a gain of $0.6 million for the year ended December 31, 2016.

Tanker segment
The tanker segment did not incur any other expenses during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any other expenses during the relevant periods.
Offshore support segment
Legal settlements and other, net amounted to a loss of $1.0 million for the year ended December 31, 2017, as compared to a loss of $0.3 million for the year ended December 31, 2016. The losses we incurred during both fiscal years were mainly as a result expenses relating to our laid up vessels, six of which were laid up as of December 31, 2017, as compared to three laid up vessels as of December 31, 2016.
Interest and finance costs
Drybulk carrier segment
Interest and finance costs increased by $4.8 million, or 55.2%, to $13.5 million for the year ended December 31, 2017, as compared to $8.7 million for the year ended December 31, 2016. The increase is mainly due to increased interest and finance costs from related party credit facilities, partly offset by the loans associated with the vessels and vessel owning companies sold during 2016 that were either repaid or transferred to the new owners of vessel owning companies.
Tanker segment
The tanker segment did not incur any material interest and finance costs during the relevant periods.
Gas carrier segment
Interest and finance costs amounted to $1.2 million for the year ended December 31, 2017 and are associated with drawdowns under the $150.0 million secured credit facility dated June 22, 2017, obtained to partially finance the construction costs of our four VLGC newbuildings, three of which were delivered during the period. The gas carrier segment did not incur any interest and finance costs during the year ended December 31, 2016.
Offshore support segment
The offshore support segment did not incur any material interest and finance costs during the relevant periods.
Interest income
Drybulk carrier segment
Interest income amounted to $1.3 million for the year ended December 31, 2017, as compared to $0.1 million for the year ended December 31, 2016. The increase is due to increased cash balances during the year ended December 31, 2017, as compared to the same period in 2016.
Tanker segment
The tanker segment did not earn any material interest income during the relevant periods.
Gas carrier segment
The gas carrier segment did not earn any material interest income during the relevant periods.
Offshore support segment
The offshore support segment did not earn any material interest income during the relevant periods.

Gain on debt restructuring
Drybulk carrier segment
Gain on debt restructuring amounted to $10.5 million during the year ended December 31, 2016 and resulted from the agreements concluded with some of our lenders for the settlement of the respective loan facilities. No such gain incurred during the same period in 2017.
Tanker segment
The tanker segment did not incur any such gain during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any such gain during the relevant periods.
Offshore support segment
The offshore support segment did not incur any such gain during the relevant periods.
Gain on interest rate swaps
Drybulk carrier segment
There was no gain or loss on interest rate swaps for the year ended December 31, 2017, as compared to a gain of $0.9 million for the year ended December 31, 2016. The gain recorded for the year ended December 31, 2016 was mainly due to the expiration of the swaps associated with certain sold vessels and vessel owning companies.
Tanker segment
There was no gain or loss on interest rate swaps for the year ended December 31, 2017, as compared to a loss on interest rate swaps of $0.5 million realized for the year ended December 31, 2016. The decrease for the year ended December 31, 2017 is due to termination of the respective swaps associated with the vessels sold from fiscal year 2015.
Gas carrier segment
The gas carrier segment did not incur any gains or losses on interest rate swaps during the relevant periods.
Offshore support segment
The offshore support segment did not incur any gains or losses on interest rate swaps during the relevant periods.
Loss on private placement
Drybulk carrier segment
The drybulk segment incurred a loss of $5.1 million for the year ended December 31, 2017 associated with the closing of the Private Placement. No such transaction incurred during the same period in 2016.
Tanker segment
The tanker segment incurred a loss of $0.6 million for the year ended December 31, 2017 associated with the closing of the Private Placement. No such transaction incurred during the same period in 2016.
Gas carrier segment
The gas carrier segment incurred a loss of $0.1 million for the year ended December 31, 2017, associated with the closing of the Private Placement. No such transaction incurred during the same period in 2016.

Offshore support segment
The offshore support segment incurred a loss of $1.8 million for the year ended December 31, 2017, associated with the closing of the Private Placement. No such transaction incurred during the same period in 2016.
Other, net
Drybulk carrier segment
The drybulk carrier segment incurred a loss of $0.2 million for the year ended December 31, 2017 compared to $0.5 million for the year ended December 31, 2016. The loss for both years is mainly due to foreign currency exchange rate differences.
Tanker segment
The tanker segment incurred a loss of $0.1 million for the year ended December 31, 2017, as compared to other, net amounted to a loss of $0.1 million for the year ended December 30, 2016. The loss for both years is due to foreign currency exchange rate differences.
Gas carrier segment
The gas carrier segment did not incur any material expenses during the relevant periods.
Offshore support segment
The offshore support segment incurred a loss of $0.1 million for the year ended December 31, 2017, as compared to a gain of $0.4 million for the year ended December 31, 2016. The gain and loss for the years ended December 31, 2016 and 2017, respectively, are due to foreign currency exchange rate differences.
Income taxes
Drybulk carrier segment
The drybulk carrier segment incurred an income tax related to international shipping income of $0.1 million, as compared to $0 during the year ended December 31, 2016.
Tanker segment
We did not incur any income taxes on international shipping income in our tanker segment for the relevant periods.
Gas carrier segment
The gas carrier segment incurred an income tax related to international shipping income of $0.1 million for the year ended December 31, 2017, as compared to $0 during the year ended December 31, 2016.
Offshore support segment
We did not incur any material income taxes on international shipping income in our offshore support segment for the relevant periods.
Losses of affiliated companies
From June 8, 2015 (the date of its deconsolidation) through April 4, 2016, Ocean Rig was considered as an affiliated entity. On April 5, 2016, we sold all of our shares in Ocean Rig to a subsidiary of Ocean Rig and as of this date, we no longer hold any equity interest in Ocean Rig. As a result of the above transaction, our share of losses from Ocean Rig amounting to $41.5 million, including $162.2 million of impairment in the Ocean Rig investment and $0.8 million of gain due to the sale of our shares in Ocean Rig on April 5, 2016, including $0.3 million related to other comprehensive income, as a single amount in the audited consolidated statements of operations for the year ended December 31, 2016.
From August 29, 2017 and following the closing of the Private Placement, Heidmar was considered as an affiliated entity and accounted for under the fair value option. Our investment in Heidmar was recorded at $34.0 million upon the closing of the Private Placement. As of December 31, 2017, no change in the fair value of our investment in Heidmar was identified, and thus, no adjustment to its fair value was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2017.

Year ended December 31, 2016 compared to the year ended December 31, 2015
(Expressed in thousands of U.S. Dollar)
	Year ended December 31,		Change
	2015	2016	Amount	%
REVENUES:

Revenues	$969,825	$51,934	$(917,891)	(94.6)%

EXPENSES:
Voyage expenses	65,286	9,209	(56,077)	(85.9)%
Vessels and drilling units operating expenses	371,074	45,563	(325,511)	(87.7)%
Depreciation and amortization	227,652	3,466	(224,186)	(98.5)%
Loss on contract cancellation	28,241	-	(28,241)	(100.0)%
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other	1,057,116	106,343	(950,773)	(89.9)%
Impairment on goodwill	-	7,002	7,002	-
General and administrative expenses	104,912	39,708	(65,204)	(62.2)%
Legal settlements and other, net	(2,948)	(258)	2,690	(91.2)%

Operating loss	(881,508)	(159,099)	722,409	(82.0)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(172,132)	(8,857)	163,275	(94.9)%
Gain on debt restructuring	-	10,477	10,477	-
Interest income	527	81	(446)	(84.6)%
Gain/(Loss) on interest rate swaps	(11,601)	403	12,004	(103.5)%
Other, net	(9,275)	(199)	9,076	(97.9)%

Total other income/(expenses), net	(192,481)	1,905	194,386	(101.0)%

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(1,073,989)	(157,194)	916,795	(85.4)%
Loss due to deconsolidation of Ocean Rig	(1,347,106)	-	1,347,106	(100.0)%
Income taxes	(37,119)	(38)	37,081	(99.9)%
Losses of affiliated companies	(349,872)	(41,454)	308,418	(88.2)%

NET LOSS	(2,808,086)	(198,686)	2,609,400	(92.9)%
Less: Net (income) attributable to non-controlling interests	(38,975)	-	38,975	(100.0)%

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(2,847,061)	$(198,686)	$2,648,375	(93.0)%
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
Tanker segment
Voyage revenues decreased to $0 for the year ended December 31, 2016, as compared to $120.3 million for year ended December 31, 2015. The decrease is due to the sale of our tanker fleet during 2015.
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

Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Revenues from drilling contracts decreased to $0 for the year ended December 31, 2016, as compared to $725.8 million for the year ended December 31, 2015. The decrease in revenues is due to the deconsolidation of the drilling segment on June 8, 2015. From June 8, 2015, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method and revenues were consolidated in the Company's statement of income for the period up to June 8, 2015. Furthermore, on April 5, 2016, we sold all of our shares in Ocean Rig, to a subsidiary of Ocean Rig and as a result we do not hold any equity interest in Ocean Rig any longer.
Voyage expenses
Drybulk carrier segment
Voyage expenses decreased by $16.3 million or 69.1%, to $7.3 million for the year ended December 31, 2016, as compared to $23.6 million for the year ended December 31, 2015. The decrease in voyage expenses is mainly due to the sale of 16 vessels and vessel owning companies of our fleet during 2015 and ten vessels and vessel owning companies during 2016.
Tanker segment
Voyage expenses decreased to $0 for the year ended December 31, 2016, as compared to $41.4 million for the year ended December 31, 2015. The decrease is due to the sale of our tanker fleet during the year ended December 31, 2015.
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
Vessels and drilling units operating expenses
Drybulk carrier segment
Drybulk carrier operating expenses decreased by $56.7 million, or 64.7%, to $31.0 million for the year ended December 31, 2016, as compared to $87.7 million for the year ended December 31, 2015. The decrease is mainly due to the sale of 16 of our drybulk carriers and carrier owning companies during the year ended December 31, 2015 and ten vessels and vessel owning companies during the respective period in 2016.
Tanker segment
Tanker vessels operating expenses decreased to $0 for the year ended December 31, 2016, as compared to $19.8 million for the year ended December 31, 2015. Operating expenses for the tankers segment decreased due to the sale of our tanker fleet during the year ended December 31, 2015.
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

Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Drilling units operating expenses decreased to $0 for the year ended December 31, 2016, as compared to $259.6 million for the year ended December 31, 2015. The decrease in drilling units' operating expenses is due to the deconsolidation of the drilling segment on June 8, 2015.
Depreciation and amortization expense
Drybulk carrier segment
Depreciation and amortization expense was $0 for the year ended December 31, 2016, as compared to $65.6 million for the year ended December 31, 2015. Following the classification of the drybulk fleet as held for sale on September 9, 2015, no depreciation charge was recorded for the respective vessels. As of December 30, 2016, our board of directors decided that our drybulk carriers previously classified as held for sale are not going to be sold. Therefore, as of December 31, 2016, the whole drybulk fleet was reclassified as held and used.
Tanker segment
Depreciation and amortization expense was $0 for the year ended December 31, 2016, as compared to $6.0 million for the year ended December 31, 2015. Following the classification of the tanker fleet as held for sale on March 30, 2015, no depreciation charge was recorded for the respective vessels. Furthermore, all tanker vessels were sold and delivered to their new owners during the year ended December 31, 2015.
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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Depreciation and amortization expense for the drilling units decreased to $0 for the year ended December 31, 2016, as compared to $155.4 million for the year ended December 31, 2015. The decrease in depreciation and amortization expenses is due to the deconsolidation of the drilling segment on June 8, 2015.
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies
Drybulk carrier segment
During the year ended December 31, 2016, we recorded a charge of $35.5 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", due to the gain/loss from the sale of vessels and vessel owning companies amounting to $22.1 million, the deterioration of the market values of the vessels held for sale as of March 31, 2016, which resulted in a reduction of their carrying amounts to their fair value less cost to sell amounting to $18.3 million, partially offset by the revaluation of three vessels to their values based on their agreed purchase prices amounting to $3.0 million and the gain recognized due to the reclassification of the vessels held for sale as held and used on December 31, 2016 amounting to $1.9 million. During the year ended December 31, 2015, we recorded an "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" of $1.0 billion. A loss of $83.9 million was recorded as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies. Furthermore, following the sales agreements for 14 vessel owning companies and three of our drybulk vessels and the classification of the remaining 22 vessels of our drybulk fleet as held for sale, we incurred an additional charge of $797.5 million included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other". As a result of the further deterioration of the market values of the vessels held for sale an additional charge of $113.0 million was recorded during the three months ended December 31, 2015 and included in "Impairment loss, gain/ loss from sale of vessels and vessel owning companies and other". Finally, a charge of $6.0 million was recognized due to the sale of the vessels Byron and Galveston.

Tanker segment
During the year ended December 31, 2015 and following the ten Memoranda of Agreement for the sale of our tanker vessels we recorded a charge of $56.6 million as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. No such loss was recorded during the relevant period in 2016.
Offshore support segment
During the year ended December 31, 2016, we recorded a charge of $70.9 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other." The impairment charge recorded is mainly due to, the impairment review for the year ended December 31, 2016, which indicated that the carrying amount of the offshore support vessels' was not recoverable and, resulted in the recognition of a charge amounting to $65.7 million as well as $5.2 million write offs of the fair value of the above market acquired time charter contracts that were terminated early by Petrobras during the year ended December 31, 2016. No such loss was recorded during the relevant period in 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
The offshore drilling segment did not incur any impairment loss during the relevant periods.
Impairment on goodwill
Drybulk carrier segment
The drybulk carrier segment did not incur any impairment on goodwill during the relevant periods.
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
General and administrative expenses
Drybulk carrier segment
General and administrative expenses decreased by $14.5 million, or 32.6%, to $30.0 million for the year ended December 31, 2016, compared to $44.5 million for the year ended December 31, 2015. General and administrative expenses decreased due to the decrease in management fees by $6.6 million, due to the sale of 16 of our drybulk carriers and carrier owning companies during 2015 and ten vessels and vessel owning companies during 2016. A decrease of $2.7 million is attributable to decreased amortization expense for our stock based compensation and $3.9 million due to decreases in remuneration expenses allocated to drybulk carrier segment.
Tanker segment
General and administrative expenses decreased to approximately $0 for the year ended December 31, 2016, compared to $10.5 million for the year ended December 31, 2015. General and administrative expenses decreased mainly due to the decrease in management fees amounting to $6.4 million and resulting from the sale of our tanker fleet within 2015 and the decrease in the general and administrative expenses allocated to the tanker segment due to the sale of the vessels.
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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
General and administrative expenses decreased to $0 for the year ended December 31, 2016, as compared to $47.0 million for year ended December 31, 2015. General and administrative expenses were $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
Legal settlements and other, net
Drybulk carrier segment
Legal settlements and other, net slightly decreased for the year ended December 31, 2016 for the drybulk carrier segment amounted to a gain of $0.6 million, as compared to a gain of $1.0 million in the relevant period in 2015.
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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Legal settlements and other, net decreased to $0 for the year ended December 31, 2016, as compared to $2.0 million for year ended December 31, 2015. Legal settlements and other, net were $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.

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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Interest and finance costs decreased to $0 for year ended December 31, 2016, compared to $123.5 million for the year ended December 31, 2015. Interest and finance costs were $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Interest income decreased to $0 for the year ended December 31, 2016, compared to $0.4 million for the year ended December 31, 2015. Interest income was $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Gains / Losses on interest rate swaps decreased to $0 for the year ended December 31, 2016, compared to losses of $9.6 million for the year ended December 31, 2015. Gains / Losses on interest rate swaps were $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
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
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Other, net amounted to decreased to $0 for the year ended December 31, 2016, as compared to a loss of $6.3 million for the year ended December 31, 2015. Other, net were $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.

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
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus, which owns six offshore support vessels. As a result, income taxes from the offshore support business segment amounted to approximately $0 for the year ended December 31, 2016, as compares to $0.2 million for the year ended December 31, 2015.
Offshore drilling segment- included up to June 8, 2015 (date of deconsolidation)
Income taxes decreased to $0 for the year ended December 31, 2016, compared to $36.9 million for the year ended December 31, 2015. Income taxes were $0 during the year ended December 31, 2016, due to the deconsolidation of the drilling segment on June 8, 2015.
Losses of affiliated companies
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
Net income attributable to non-controlling interests
Net income attributable to non-controlling interests was $0 for the year ended December 31, 2016, as compared to $39.0 million for the year ended December 31, 2015. This represents the amount of consolidated income that was not attributable to DryShips Inc. Following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements, thus no such income/losses exist for the year ended December 31, 2016.
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
We believe that our cash flows from operations, amounts available for borrowing under our various credit facilities and finance lease arrangement and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report. A deterioration in economic conditions or a failure to refinance our debt or finance lease arrangement that is maturing could cause us to breach our financial covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
As of December 31, 2017, our cash balances (including restricted cash) amounted to $30.2 million. Our cash and cash equivalents (including restricted cash) decreased by $46.6 million, or 61%, to $30.2 million as of December 31, 2017, compared to $76.8 million as of December 31, 2016. The decrease in our cash and cash equivalents was mainly due to advances for vessels under construction and acquisitions of $698.2 million, loan repayments of $18.8 million, dividend payments of $10.0 million, payments of financing costs of $8.6 million and cash used in operating activities of $38.0 million, partly offset by proceeds from common stock issuances of $568.9 million, proceeds from long term debt of $150.0 million and net proceeds from a vessel sale of $8.2 million. As of December 31, 2017, we had total indebtedness excluding unamortized financing fees of $221.6 million.  Our total indebtedness increased by $83.7 million, or 61%, to $221.6 million as of December 31, 2017, from $137.9 million as of December 31, 2016, due to the $150.0 million secured credit facility dated June 22, 2017 that was partly offset with the loan repayments and settlements during 2017. As of December 31, 2017, we were in compliance with the covenants in our then existing credit facility.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $37.5 million as of December 31, 2017, compared to a working capital surplus of $70.8 million as of December 31, 2016. The surplus decrease is mainly due to vessels acquisitions and long term repayments that were partly offset with proceeds from equity offerings and new long term credit facilities.
Our practice has been to acquire our assets using a combination of funds received from equity investors and bank debt secured by mortgages on our assets. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.
As of December 31, 2017, we had no available borrowing capacity under our credit facilities.
Secured Credit Facilities
1. $150.0 Million Secured Credit Facility
On June 22, 2017, Gas Ships Limited entered into a $150.0 million secured credit facility to partially finance the four VLGC newbuildings in our fleet. This facility bears interest at LIBOR plus a margin, is payable in consecutive equal 24 quarterly installments of $0.8 million that commenced on June 26, 2017 and balloon payments at maturity in December 2023, has customary financial covenants, and is secured by first priority mortgages over the four VLGCs in our fleet. As of December 31, 2017, the outstanding balance on this facility was $147.7 million.
2. $90.0 Million Secured Credit Facility
On January 24, 2018, the Company entered into a secured credit facility of up to $90.0 million. The facility bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and balloon payments at maturity, has customary financial covenants, and is secured by first priority mortgages over our tankers the Shiraga, Samsara, Stamos and Balla. On January 26, 2018, we drew down the full amount of $90.0 million under the facility.
3. $35.0 Million Secured Credit Facility
On January 29, 2018, the Company entered into a secured credit facility of up to $35.0 million. The facility bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and balloon payments at maturity, has customary financial covenants, and is secured by first priority mortgages over our drybulk carriers the Valadon, Matisse and Rapallo. On March 7, 2018, we drew down the full amount of $35.0 million under the facility.
4. $30.0 Million Secured Credit Facility
On March 8, 2018, the Company entered into a secured credit facility of up to $30.0 million. The facility bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, has customary financial covenants, and is secured by first priority mortgages over our drybulk carriers the Judd and Raraka. On March 13, 2018, we drew down the full amount of $30.0 million under this facility.

Finance Lease Arrangement
On April 2, 2018, we entered into a finance lease arrangement with a major Chinese leasing company for our Kamsarmax drybulk vessel, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provides for the transfer of the Kelly to the buyer for 50% of the agreed purchase price, which will be calculated as the lower of (a) the vessel's net book value as of June 30, 2017 and (b) the vessel's fair value close to the delivery date, and as part of the agreement, our wholly-owned subsidiary will bareboat charter the vessel back for a period of ten years (expiry in April 2028). Charterhire under the bareboat arrangement is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. We have purchase options to re-acquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon the expiration of the agreement for 33% of the financing amount. The Company is also a guarantor under the bareboat charter, which also includes customary terms, conditions and financial covenants. The vessel is expected to be delivered and leased back to us in April 2018.
Repaid Credit Facilities/ Term Loans
1. $73.8 Million Sierra Credit Facility
On October 25, 2017, we refinanced the Sierra Credit Facility with the Loan Facility Agreement, which was secured by certain of our assets and had a loan to value ratio of 50%, a tenor of five years, no amortization and interest of LIBOR plus 4.5%. No arrangement fees or otherwise were charged in connection with the refinancing. As of December 31, 2017, the outstanding balance under the Loan Facility Agreement was $73.8 million. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sifnos Shareholders Inc. and Sierra Investments Inc."
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.
2. $103.2 Million Secured Term Loan Facility
On June 20, 2008, we entered into this facility to partially finance the acquisition costs of the drybulk carriers Sorrento and Iguana. This loan bore interest at LIBOR plus a margin. The portion of the loan facility relating to the drybulk carrier Sorrento was repayable in 32 quarterly installments, plus a balloon payment payable together with the last installment in July 2016. The portion of the loan facility relating to the drybulk carrier Iguana was repaid following the sale of the vessel during 2010. On April 14, 2014, we obtained a waiver letter to amend certain financial covenants. On November 12, 2014, we signed a supplemental agreement for relaxation of certain financial covenants. On November 18, 2016, we reached an agreement for the settlement of our outstanding obligation under the facility with the lender. Under the terms of the agreement, the lending bank agreed to a write-off of almost half of the outstanding principal and interest due. As agreed to with the lender, on November 18, 2016, we repaid $8.2 million of principal under the facility and during 2017 we fully repaid the remaining outstanding balance totaling $2.0 million.
3. $87.7 Million Secured Term Loan Facility
In March 2012, we entered into an $87.7 million secured term loan facility to partially finance the construction costs of our Panamax drybulk carrier under construction, Raraka, delivered in March, 2012, and two Capesize drybulk carriers then under construction, originally scheduled for delivery in the second quarter of 2013, which were sold in March 2013, prior to delivery and the relevant available portion of the loan was terminated. The facility bore interest at LIBOR plus a margin and was repayable in 32 quarterly installments plus a balloon payment payable together with the last installment. On March 28, 2014, we entered into a supplemental agreement to amend certain financial covenants under the facility.
As of December 31, 2016, we had outstanding borrowings amounting to $14.9 million under this loan facility. The facility was subsequently repaid in full April 24, 2017, including overdue interest.
Credit Facility and Finance Lease Arrangement Covenants
Our outstanding credit facilities and finance lease arrangement, as applicable, generally contain customary affirmative and negative covenants, including limitations to:
•	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;

•	undergo a change in control or merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;
•	create or permit liens on our assets;
•	acquire new or sell vessels, unless certain conditions exist;
•	enter into other finance lease arrangements;
•	make investments;
•	change the general nature of our business;
•	enter into transactions with affiliates;
•	amend, modify or change our organizational documents;
•	make capital expenditures; and
•	sell, transfer or lease the vessel mortgaged under such facility.
Additionally, under the $150.0 million secured credit facility dated June 22, 2017, subject to certain qualifying events, we must generally continue to beneficially own at least 50% of either (i) Gas Ships Limited' issued and outstanding share capital or (ii) Gas Ships Limited's issued and outstanding voting share capital. Under the facility, Mr. Economou must also generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
Under the $90.0 million secured credit facility dated January 24, 2018, the $35.0 million secured credit facility dated January 29, 2018 and the $30.0 million secured credit facility dated March 8, 2018, subject to certain qualifying events, we must generally continue to beneficially own 100% of all issued and outstanding common stock and voting rights of our vessel-owning subsidiaries that are the borrowers under the facilities. Under the facilities, Mr. Economou must also generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
Furthermore, our credit facilities require us and our subsidiaries to satisfy certain financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum debt service cover ratio; (iv) a minimum market adjusted net worth, (v) a minimum solvency ratio and (vi) a minimum working capital level. In addition, our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause or a loan-to-value ratio. Additionally, all of our credit facilities contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities.
Our finance lease arrangement requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain (i) minimum liquidity; (ii) a minimum working capital level and (iii) a maximum leverage ratio. In addition, our finance lease arrangement requires us to ensure that the market value of the vessel does not fall below a certain percentage of the outstanding amount of the finance lease arrangement, which we refer to as value maintenance clause or loan-to-value ratio.
Covenants contained in the $150.0 million secured credit facility dated June 22, 2017, under which we are a guarantor, also require Gas Ships Limited to meet certain financial tests. Any inability of Gas Ships Limited or its subsidiaries to meet the financial tests of the $150.0 million secured credit facility dated June 22, 2017 could negatively impact our business.
Events beyond our control, including changes in the economic and business conditions in the international shipping markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facilities and finance lease arrangement. Our ability to maintain compliance with such requirements also depends substantially on the value of our assets, our charter-hire and day-rates, our ability to obtain charter contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy.

A violation of any of the financial covenants in our credit facilities or finance lease arrangement, absent a waiver of the breach from our lenders or counterparty, as applicable, or a violation of the loan-to-value ratios in our credit facilities, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities and finance lease arrangement, as applicable, that would allow all amounts outstanding thereunder to be declared immediately due and payable or allow the charterer to terminate the bareboat charter and withdraw the vessel. In addition, all of our credit facilities and our finance lease arrangement contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities or finance lease arrangement, as applicable. If the amounts outstanding under our indebtedness were to become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our counterparties.
During 2015 and 2016, we were not in compliance with several financial and other covenants in our then outstanding credit facilities. Additionally, although we have settled or refinanced all of our commercial credit facilities entered into prior December 31, 2016, we were as recently as April 24, 2017 not in compliance with the value maintenance clause in our since repaid commercial credit facility relating to our drybulk carrier segment and the various financial covenants therein. As of December 31, 2017, we were in compliance with the applicable financial and other covenants in our then outstanding credit facilities.
However, we cannot guarantee that we will be able to obtain our lenders' or counterparties' consent with respect to any future non-compliance with specified financial ratios or financial covenants under our current or future credit facilities or financing agreements, or that we will be able to refinance or restructure any such indebtedness or financing arrangement. If we fail to remedy, or obtain a waiver of, any future breaches of the covenants discussed above, our lenders or counterparties may accelerate our indebtedness or seek to repossess the vessels under the relevant credit facility or finance lease arrangement, as applicable.
Moreover, in connection with any additional amendments to our credit facilities or financing agreement that we may obtain, or if we enter into any future credit agreements or financing instruments, our lenders or counterparties may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders or counterparties may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the margin and lending rates they charge us on our outstanding indebtedness or finance lease arrangement.
Cash Flows
Year ended December 31, 2017 compared to year ended December 31, 2016
Our cash and cash equivalents including restricted cash decreased to $30.2 as of December 31, 2017, compared to $76.8 million as of December 31, 2016, primarily due to vessels acquisitions and long term repayments that were partly offset with proceeds from equity offerings and new long term credit facilities.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $37.5 million as of December 31, 2017, compared to working capital surplus of $70.8 million as of December 31, 2016.
Net Cash Used in Operating Activities
For the year ended December 31, 2017, we used in operating activities $38.0 million, compared to $25.4 million used in operating activities for the year ended December 31, 2016. This increase is primarily attributable to the vessels' operations and working capital expenditures during 2017.
Net Cash Provided by/ (Used in) Investing Activities
Net cash used in investing activities was $705.4 million for the year ended December 31, 2017 due to (i) outflows regarding advances for vessels under construction and for vessel acquisitions amounting to $698.2 million, (ii) the increase in our restricted cash of $15.4 million and (iii) proceeds from sale of a vessel of $8.2 million.

Net cash provided by investing activities was $69.7 million for the year ended December 31, 2016 due to (i) the proceeds from the sale of our Ocean Rig shares amounted to $49.9 million, (ii) the net proceeds from the sale of our vessels and vessel owning companies amounted to $5.1 million and (iii) a decrease of $14.7 million in the amount of cash deposits required by our lenders.
Net Cash Provided By Financing Activities
Net cash provided by financing activities was $681.5 million for the year ended December 31, 2017, consisting of proceeds from common stock issuance of $568.9 million and proceeds from long-term debt of $150.0 million partly offset by repayments of $18.8 million of debt under our long-term credit facilities, dividend payments of $10.0 million and payments of financing fees of $8.6 million.
Net cash provided by financing activities was $32.1 million for the year ended December 31, 2016, consisting mainly of the borrowings of $28.0 million under our long-term credit facilities and the net proceeds of $123.8 million in connection with the equity offerings implemented during 2016, which were partly offset by $119.8 million in repayments of debt.
Year ended December 31, 2016 compared to year ended December 31, 2015
Our cash and cash equivalents including restricted cash increased to $76.8 as of December 31, 2016, compared to $15.0 million as of December 31, 2015, primarily due to proceeds from equity offerings, long term credit facilities, vessels and vessel-owning companies sales and the sale of our Ocean Rig shares.
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
Net Cash Provided By/(Used in) Financing Activities
Net cash provided by financing activities was $32.1 million for the year ended December 31, 2016, consisting mainly of the borrowings of $28.0 million under our long-term credit facilities and the net proceeds of $123.8 million in connection with the equity offerings implemented during 2016, which were partly offset by $119.8 million in repayments of debt.
Net cash used in financing activities was $316.3 million for the year ended December 31, 2015, consisting mainly of $782.4 million repayments under our long-term credit facilities, $5.4 million in payments for financing costs and $20.5 million in payments for dividends. The outflows were partly offset by the borrowings of $492.0 million under our long-term credit facilities.

C.          Research and Development, Patents and Licenses etc.
Not applicable.
D.          Trend Information
See other discussions within "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company—B. Business Overview."
E.          Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.          Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In millions of Dollars)
Long-term debt(1)	$221.5	$86.0	$24.3	$24.4	$86.8
Interest	$28.6	$6.2	$10.8	$8.7	$2.9
Total	$250.1	$92.2	$35.1	$33.1	$89.7
(1)
As further discussed in Notes 3 and 10 to our consolidated financial statements included herein, the outstanding balance of our long-term debt at December 31, 2017 was $147.7 million (gross of unamortized deferred financing fees of $2.4 million), included in current liabilities, and $73.8 million (gross of unamortized deferred financing fees of $2.2 million) included in "Due to related parties," in the consolidated balance sheet included in this annual report. The above amounts were used to partially finance the expansion of our fleet and for general working capital purposes. The loans bear interest at LIBOR plus a margin. The amounts in the table under "Long-term debt" do not include any projected interest payments.

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
Name	Age	Position
George Economou	65	Chairman, Chief Executive Officer and Class A Director
Harry Kerames	63	Class B Director
George Demathas	65	Class C Director
Andreas Argyropoulos	41	Class A Director
George Kokkodis	58	Class B Director
Anthony Kandylidis	41	Class C Director, President and Chief Financial Officer
Dimitrios Dreliozis	41	Vice President of Finance
Anastasia Pavli	36	Secretary

Biographical information with respect to each of our directors, executives and key personnel is set forth below:
Mr. George Economou has over 40 years of experience in the maritime industry and has served as our chairman and chief executive officer since its incorporation in 2004. Mr. Economou has overseen DryShips' growth into one of the largest U.S. listed drybulk company in fleet size and revenue and the third largest Panamax owner in the world. Mr. Economou is also the chairman of Ocean Rig and served as Ocean Rig's chief executive officer from 2010 until 2017. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, he has been a member of the board of directors of Danaos Corporation. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Mr. Harry Kerames was appointed to our board of directors on July 29, 2009. Mr. Kerames has over 30 years of experience in the transportation industry. Mr. Kerames is the President and founder of Blue Star LLC, a marine consultant and advisor firm. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm's shipping practice. Prior to joining Global Capital Finance in 2006, he was the chief marketing officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded Azimuth Fund Management, a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, ITEL Rail Corporation, IBM and was a director at OceanFreight Inc. Mr. Kerames is a member of the Hellenic American Chamber of Commerce, and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut. Mr. Kerames is the chairman of our Audit and Nominating Committee.
Mr. George Demathas was appointed to our board of directors on July 18, 2006. Mr. Demathas was also a director of Ocean Rig ASA from 2008 to 2010. Since 2001, Mr. Demathas has been the chief executive officer and a director of Stroigasitera Inc., a privately held company that finances and develops natural gas infrastructure projects in Central Asia, and since 1996, Mr. Demathas has invested in natural gas trunk pipelines in Central Asia. Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Mr. Demathas was a principal in Marketing Systems Ltd., where Mr. Demathas supplied turnkey manufacturing equipment to industries in the former Soviet Union. Mr. Demathas has a Bachelor of Arts in Mathematics and Physics from Hamilton College in New York and a Master of Science in Electrical Engineering and Computer Science from Columbia University.
Mr. Andreas Argyropoulos was appointed to our board of directors of July 26, 2017. Mr. Argyropoulos previously worked for Ocean Rig for five years in a variety of positions, including the marketing department and then serving as communications manager. Before joining Ocean Rig in 2012, Mr. Argyropoulos worked as marketing manager for Nike Greece from 2006 to 2009. He also has extensive experience in international event management. Mr. Argyropoulos received a Bachelor of Science degree from Boston University and a Master's degree from the CIES/FIFA Master in Neuchatel, Switzerland. He speaks five languages fluently.
Mr. George Kokkodis was appointed to our board of directors as of November 21, 2017. From 2009 to January 2015, Mr. Kokkodis has been an independent business introducer and independent client advisor of financial investments at BNP Paribas (Suisse) SA, where he was a senior private banker from 2003 to 2009 and the head of the Greek Private Banking Desk at BNP Paribas London from 1999 to 2003. From 1998 to 1999, Mr. Kokkodis was Vice President of Private Banking at Merrill Lynch International Bank, London UK and, from 1996 to 1998 held the same position at Merrill Lynch Bank Suisse S.A. Prior to that, he was Vice President of Private Banking at Bankers Trust International PLC, London UK from 1993 to 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow. Mr. Kokkodis was a member of the board of directors of MIG Real Estate from April 2011 to September 2015. Mr. Kokkodis acted as a banking consultant to the Vancouver International Maritime Centre, Vancouver, Canada (V.I.M.C) until November 2016. Mr. Kokkodis was a member of the board of directors of Ocean Rig from September 2015 to November 2017.
Mr. Anthony Kandylidis has served as our president and chief financial officer since December 2016 and was appointed a director of DryShips in July 2017. Mr. Kandylidis was previously our Executive Vice President since January 2015. Mr. Kandylidis also serves as Executive Vice Chairman and director of Ocean Rig and is also a director of the International Association of Drilling Contractors. Mr. Kandylidis also served as Ocean Rig's president from May 2016 and chief financial officer from December 2016 until December 2017. In September 2006, Mr. Kandylidis founded OceanFreight Inc., a public shipping company listed on Nasdaq, which was absorbed by DryShips through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds an MSc. in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kandylidis is the nephew of Mr. George Economou, our founder, chairman, and chief executive officer.

Mr. Dimitris Dreliozis was appointed as our Vice President of Finance in December 2016. He had previously served as our financial controller since December 2015, and has 14 years of finance and accounting experience, including 10 years in various senior financial positions within the DryShips group, including Ocean Rig. For the period from July 2004 to May 2008, Mr. Dreliozis worked as an external auditor for Deloitte. Mr. Dreliozis is a graduate of the Athens University of Economics and Business.
Ms. Anastasia Pavli was appointed as our corporate secretary with effect from January 1, 2012.  Ms. Pavli is an attorney-at-law. Ms. Pavli graduated from the Athens Law Faculty with an L.L.B in 2006 and completed part of her undergraduate studies at the University of Heidelberg, Germany. Ms. Pavli received an L.L.M. from University College, London, United Kingdom in 2007 and has been a member of the Piraeus Bar Association since 2008.
B.          Compensation of Directors and Senior Management
We paid an aggregate amount of $0.1 million, $3.6 million, and $5.4 million as cash compensation to our officers and executive directors for the fiscal years ended December 31, 2017, 2016 and 2015, respectively. We do not have a retirement plan for our officers or directors.
As of January 1, 2017, the compensation to our senior executive officers constitutes part of the agreed all-in base costs provided by the TMS Entities as per the TMS Agreements. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors also receive a director fee of $0.07 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Equity Incentive Plan
On January 16, 2008, our board of directors approved the 2008 Equity Incentive Plan, as amended, or the Plan. Under the Plan, officers, directors, and key employees of the Company and its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates were eligible to receive, with respect to shares of our common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. The Plan expired on January 16, 2018 in accordance with its terms.
C.          Board Practices
Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The terms of our Class A directors, Messrs. Economou and Argyropoulos, expire at the annual general meeting of shareholders in 2020. The term of our Class B director, Messrs. Kerames and Kokkodis, expire at the annual general meeting of shareholders in 2018. The term of our Class C director, Messrs. Demathas and Kandylidis, expire at the annual general meeting of shareholders in 2019.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Our board of directors has determined four of our directors to be independent under Nasdaq rules: Messrs. Kerames, Demathas, Kokkodis and Argyropoulos. Under Nasdaq corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

Committees of the Board of Directors
Our board of directors has established an audit committee comprised of three independent directors: Messrs. Kerames, George Demathas and Argyropoulos. Mr. Kerames has been appointed to serve as Chairman of the audit committee. The audit committee is governed by a written charter, which has been approved by the board of directors. The board of directors has determined that all of the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the Exchange Act and the Nasdaq corporate governance rules and fulfill the requirement of being financially literate and that Harry Kerames qualifies as an "audit committee financial expert" as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:
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
Our board of directors has established a compensation committee comprised of three independent directors, Messrs. Kerames, Demathas and Argyropoulos. Mr. George Demathas has been appointed to serve as Chairman of the compensation committee. The compensation committee is responsible for determining the compensation of our executive officers.
Our board of directors has also established a nominating committee consisting of three independent directors, Messrs. Demathas, Kerames and Argyropoulos. Mr. Harry Kerames has been appointed to serve as Chairman of the nominating committee. The nominating committee is responsible for identifying, evaluating and recommending to the board of directors individuals for membership on the board of directors, as well as considering nominees proposed by shareholders in accordance with our Second Amended and Restated Bylaws.
D.          Employees
As of December 31, 2017, 2016 and 2015, we employed 1, 12, and 18 persons at its offices in Athens, Greece, respectively. As of December 31, 2017, the TMS Entities employed approximately 359 people in the aggregate. As of December 31, 2016, TMS Bulkers and TMS Offshore Services employed approximately 128 people in the aggregate. As of December 31, 2015, TMS Bulkers, TMS Tankers and TMS Offshore Services employed approximately 278 people in the aggregate.
TMS Bulkers and TMS Offshore Services since the acquisition of Nautilus on October 21, 2015, and TMS Tankers and TMS Cardiff Gas since the acquisition of our tanker and gas carrier vessels, are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our drybulk, tanker, gas and offshore support vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. We did not experience any material work stoppages with respect to our drybulk, tanker, gas and offshore support segments due to labor disagreements during 2017, 2016, and 2015.

E.          Share Ownership
For the total amount of shares of common stock owned by all of our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."
Item 7.	Major Shareholders and Related Party Transactions
A.          Major Shareholders
The following table sets forth the beneficial ownership of our common stock, as of April 4, 2018, held by:
•	each person or entity that we know beneficially owns 5% or more of our common stock;
•	each of our executive officers, directors and key employees; and
•	all our executive officers, directors and key employees as a group.
Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of our common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of April 4, 2018, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class(1)
George Economou(2)	72,421,515	71.4%
Executive Officers, Key Employees and Directors as a Group	72,421,515	71.4%
_____________________
(1)	Based on 101,458,263 shares of common stock outstanding as of April 4, 2018.
(2)
Mr. Economou may be deemed to beneficially own shares of our common stock through the following entities: Sierra Investments Inc., Mountain Investments Inc. and SPII Holdings Inc. The business address for SPII Holdings Inc. is c/o Omega Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta. The business address for Sierra Investments Inc. and Mountain Investments Inc. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta. The business address of Mr. Economou is c/o DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

As of April 4, 2018, we had five shareholders of record, two of which were located in the United States. One of our U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 29,036,744 shares of our common stock, representing 28.6% of our outstanding common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of our common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.          Related Party Transactions
Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers and TMS Cardiff Gas
Mr. George Economou, our Chairman and Chief Executive Officer, may be deemed to be the beneficial owner of the issued and outstanding capital stock of TMS Bulkers, TMS Tankers, TMS Offshore Services, and TMS Cardiff Gas. Mr. Economou, and, under the guidance of our board of directors, manages our business, including our administrative functions, and we monitor the performance of the TMS Entities under our management agreements.

Management Agreement
Drybulk Carrier Segment
Since January 1, 2011, we have outsourced all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers, a company that may be deemed to be beneficially owned by Mr. Economou, pursuant to management agreements entered into for each of our operating drybulk carriers and vessels under construction. Effective from December 31, 2016, all prior management agreements with TMS Bulkers were terminated at no cost by mutual agreement of the parties. In accordance with the terms of the New TMS Agreement, we and our subsidiaries entered into new agreements with TMS Bulkers.
Management Agreements with TMS Bulkers effective as of January 1, 2017
We and our subsidiaries entered into new management agreements with TMS Bulkers, effective January 1, 2017, to streamline the services offered by our managers. In accordance with the terms of the New TMS Agreement, the all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, basis a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The New TMS Agreement also entitles the TMS Bulkers to an aggregate performance bonus for 2016 amounting of $6.0 million, as well as a one-time setup fee of $2.0 million. Under each respective agreement, TMS Bulkers will also be entitled to (i) a discretionary performance fee (up to $20.0 million, in either cash or common stock, at the discretion of our board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Bulkers; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Bulkers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.
Each management agreement with TMS Bulkers has a term of ten years.
In the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Bulkers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Bulkers under the term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate each agreement with TMS Bulkers for convenience at any time for a fee of $50.0 million.
During the years ended December 31, 2017, 2016 and 2015, total charges from TMS Bulkers under the management agreements amounted to $11.8 million, $19.0 million and $28.4 million, respectively.
Offshore Support Segment
Management Agreements with TMS Offshore Services prior to January 1, 2017
Since we acquired all of the issued and outstanding share capital of Nautilus in 2015, TMS Offshore Services has provided overall technical and crew management for our platform supply and oil spill recovery vessels on terms similar to those provided by TMS Bulkers prior to January 1, 2017. Effective December 31, 2016, all prior management agreements with TMS Offshore Services were terminated at no cost by mutual agreement of the parties.
Management Agreements with TMS Offshore Services effective as of January 1, 2017
We entered into new agreements with TMS Offshore Services to streamline the services offered by our managers as of January 1, 2017. In accordance with the terms of the New TMS Agreement, the all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, basis a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.  The New TMS Agreement also entitled the TMS Entities to an aggregate performance bonus for 2016 amounting of $6.0 million, as well as a one-time setup fee of $2.0 million. Under each respective agreement, TMS Offshore Services will also be entitled to (i) a discretionary performance fee (up to $20.0 million, in either cash or common stock, at the discretion of our board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Offshore Services; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Offshore Services, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.

Each management agreement with TMS Offshore Services has a term of ten years.
In the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Offshore a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Offshore under the term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the each agreement with TMS Offshore Services for convenience at any time for a fee of $50.0 million.
For the years ended December 31, 2017 and 2016, total charges from TMS Offshore Services under the management agreements amounted to $4.7 million and $4.6 million, respectively. For the period from October 21, 2015 through December 31, 2015, total charges from TMS Offshore Services under the management agreements amounted to $0.5 million.
Tankers Segment
Management Agreements with TMS Tankers prior to January 1, 2017
Since January 1, 2011 and until the sale of our tanker fleet during 2015, TMS Tankers provided the commercial and technical management functions of our tankers, including while our tankers were under construction, pursuant to separate management agreements entered into with TMS Tankers for each of our tankers. Effective up to certain dates in 2015, all prior management agreements with TMS Tankers had expired, as all tanker vessels had been sold.
Management Agreements with TMS Tankers effective as of January 1, 2017
In connection with our acquisition of four tankers in 2017, we entered into new service agreements with TMS Tankers on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services.
For the years ended December 31, 2017, 2016 and 2015, total charges from TMS Tankers under the management agreements amounted to $1.4 million, $0, and $13.3 million, respectively.
Gas Carrier Segment
In connection with our acquisition of four VLGC newbuildings in 2017, we entered into new service agreements with TMS Cardiff Gas on similar terms as the service agreements contemplated by the New TMS Agreement with TMS Bulkers and TMS Offshore Services.
For the year ended December 31, 2017, total charges from TMS Cardiff Gas under the management agreements amounted to $0.5 million.
Drilling Units Segment (discontinued)
Effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, a wholly-owned subsidiary of our then affiliate Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc., or Cardiff Drilling, a company that may be deemed to be beneficially owned by Mr. Economou, our Chairman and Chief Executive Officer, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Costs from the Global Services Agreement were expensed in the consolidated statements of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable.
From June 8, 2015, Ocean Rig was considered an affiliated entity and not our controlled subsidiary. As a result, Ocean Rig was accounted for under the equity method and the charges from Cardiff Drilling under the Global Services Agreement with Cardiff Drilling were consolidated in our results only up to June 8, 2015.
For the years ended December 31, 2017, 2016 and 2015, total charges from Cardiff Drilling under the Ocean Rig Services Agreement amounted to $0, $0 and $7.4 million, respectively.

Cardiff Tankers Inc. – Cardiff Gas Ltd.
Under certain charter agreements for our tankers and gas carrier vessels, Cardiff Tankers Inc. and Cardiff Gas Ltd., two Marshall Islands entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on the charter hire earned by those vessels.
Cardiff Marine Inc.
On January 2, 2014, we entered into an agreement with certain clients of Cardiff Marine, a company that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company could exercise any one, several or all of the rights. Each right was valid until one day before the contractual date of delivery of each vessel. The newbuildings were delivered during 2017 and none of the seven rights was exercised by the Company.
Consultancy Agreements
Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited, or Vivid Finance, a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, Vivid provided us with financing-related services. Effective January 1, 2013, we amended the agreement with Vivid to limit the scope of the services provided under the agreement to us and our subsidiaries or related parties. In essence, post-amendment, our consultancy agreement with Vivid was in effect for our tanker, drybulk and offshore support shipping segments only. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties. On October 22, 2008, we entered into a consultancy agreement with Fabiana Services S.A., a Marshall Islands entity, or Fabiana, that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provided the services of our Chairman and Chief Executive Officer. Effective December 31, 2016, the consultancy agreement with Fabiana was terminated at no cost by mutual agreement of the parties. Under the consultancy agreement effective from January 1, 2015 between the Company and Basset Holdings Inc., or Basset Holdings, a Marshall Islands company that may be deemed to be beneficially owned by our President and Chief Financial Officer Mr. Anthony Kandylidis, Basset Holdings provided the services of Mr. Kandylidis in his capacity as our Executive Vice President, and since May 2016 in his capacity as President and since December 2016 in his capacity as Chief Financial Officer. Effective December 31, 2016, the consultancy agreement with Basset Holdings was terminated at no cost by mutual agreement of the parties.
Sifnos Shareholders Inc. and Sierra Investments Inc.
On October 21, 2015, as amended on November 11, 2015, we entered the Initial Revolving Credit Facility with Sifnos, an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, for general working purposes. The loan was secured by shares that we held in Ocean Rig and in Nautilus and by a first priority mortgage over one Panamax drybulk carrier and had a tenor of three years. In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. On December 30, 2015, our board of directors elected to convert $10.0 million of the outstanding principal amount of the Sifnos Loan into 8 shares of our Series B Preferred Stock (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Each preferred share had five votes and was mandatorily converted into shares of our common stock on a one to one basis within three months after the issuance thereof on a date selected by us, no later than March 30, 2016.
On March 24, 2016, we entered into an agreement to increase the Initial Revolving Credit Facility. The facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019, and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we obtained the right to convert $8.75 million of the outstanding balance of the loan into 29 of our preferred shares (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares). As part of the transaction, we also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Preferred Shares (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by the lender for $8.75 million. We subsequently cancelled the Series B Preferred Shares previously held by Sifnos, effective March 24, 2016.

On April 5, 2016, the Initial Revolving Credit Facility was further amended, in connection with the sale of all of the shares we held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to DryShips, in exchange for a 40% LTV maximum loan limit, being introduced under the facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. On April 5, 2016, we paid Sifnos $45.0 million from our proceeds of the sale of the Ocean Rig shares to Ocean Rig Investments Inc.
On September 9, 2016, we entered into an agreement to convert $8.75 million of the outstanding balance of the Initial Revolving Credit Facility into 29 shares of Series D Preferred Stock (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares), which shares were issued on September 13, 2016. Each shares of Series D Preferred Stock had 100,000 votes and was not convertible into our common stock.
On October 31, 2016, the Initial Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding loan into shares of our common stock. Following this transaction, the outstanding balance under the Revolving Credit Facility was $69.4 million. This transaction was approved by the independent members of our Board of Directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two syndicated loans previously arranged by HSH Nordbank, with outstanding balance of an aggregate $85.1 million under the ex-HSH syndicated facilities.
On December 15, 2016, we made a prepayment of $33.5 million under the Initial Revolving Credit Facility.
On December 30, 2016, Sifnos entered into a new revolving credit facility of up to $200.0 million, or the New Revolving Credit Facility, with the Company, which refinanced the majority of our outstanding debt, including the Initial Revolving Credit Facility and the ex-HSH syndicated facilities.  The New Revolving Credit Facility was secured by all of our then present and future assets except the MV Raraka. This new loan carried an interest rate of LIBOR plus 5.5%, was non-amortizing, had a tenor of three years, had no financial covenants and was arranged with a fee of 2.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. As of December 31, 2016, we had $121.0 million outstanding under the New Revolving Credit Facility.
On May 23, 2017, we were released of all of our obligations and liabilities under the New Revolving Credit Facility, through a Notice of Release from Sifnos, and entered into the Sierra Credit Facility with Sierra and a separate participation rights agreement with Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer. The Sierra Credit Facility carried an interest rate of LIBOR plus 6.5%, was non-amortizing, had a tenor of five years, had no financial covenants and was arranged with a fee of 1.0%. In addition, Mountain had the ability to participate in realized asset value increases of all of our present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and has a duration of up to the maturity of the Sierra Credit Facility. The transaction was approved by the independent members of our board of directors and a fairness opinion was obtained in connection with this transaction.
On August 29, 2017, in connection with the Private Placement, we reduced the principal outstanding balance of the Sierra Credit Facility by $27.0 million.
On October 4, 2017, in connection with the closing of the Rights Offering, we reduced the principal outstanding balance of the Sierra Credit Facility by $99.2 million.
On October 25, 2017, we refinanced the Sierra Credit Facility with the Loan Facility Agreement, which was secured by certain of our assets and had a loan to value ratio of 50%, a tenor of five years, no amortization and interest of LIBOR plus 4.5%. No arrangement fees or otherwise were charged in connection with the refinancing. As of December 31, 2017, the outstanding balance under the Loan Facility Agreement was $73.8 million.
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.

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
Vessel Transactions
On April 30, 2015, we through our subsidiaries, entered into ten Memoranda of Agreements with entities that may be deemed to be beneficially owned by Mr. George Economou for the sale of four of our Suezmax tankers and six Aframax tankers. On September 9, 2015, we entered into sales agreements with entities that may be deemed to be beneficially owned by Mr. George Economou for the sale of 14 of our vessel owning companies (owners of ten Capesize and four Panamax carriers) and three of our Capesize bulk carriers.
On March 24, 2016, we concluded a new sales agreement with entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive officer, for the sale of our Capesize vessels Rangiroa, Negonego, Fakarava, along with the associated debt, which had an outstanding balance of $102.1 million at March 24, 2016. On March 30, 2016, we received the lender's consent for the sale of the vessels and made a prepayment of $15.0 million, under the respective loan agreement. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners.
On September 16, 2016 and October 26, 2016, we entered into sales agreements with entities that may be deemed to be beneficially owned by Mr. George Economou for the sale of the shares of our owning companies of the Panamax vessel Oregon and the Panamax vessels Amalfi and Samatan, respectively.
On January 12, 2017, we entered into the LPG Option Agreement with companies that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, to purchase up to four high specifications VLGCs capable of carrying LPG that are currently under construction at HHI. In January 2017, March 2017, and April 2017, we exercised all four of our options for $83.5 million each under the LPG Option Agreement, pursuant to which we acquired (i) the four owning companies that were parties to the four aforementioned VLGC newbuilding contracts with HHI and (ii) Cardiff LPG Ships Ltd and Cardiff LNGShips Ltd. As of the date of this annual report, all four of our VLGCs have been delivered and are currently employed on time charters that are set to expire between June 2025 (including charterers' option period) and January 2028.
On May 15, 2017, we entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the audit committee of our board of directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period.
Term Sheet, Private Placement and Rights Offering
See description of the Term Sheet, Private Placement and Rights Offering in "Item 4. Information on the Company—A. History and Development of the Company—Business Development—Developments related to Sifnos and Sierra."

C.          Interests of Experts and Counsel
Not applicable.
Item 8.	Financial Information
A.          Consolidated statements and other financial information.
See "Item 18. Financial Statements."
Legal Proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling businesses.
The Company has obtained hull and machinery insurance for the assessed market value of our fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities.
As part of the normal course of operations, our customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
An investigation was carried out by Chinese authorities in connection with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016. The vessel remained detained in Ningbo, China and was released during July 2016. Following determination of the Chinese Maritime authorities on the apportionment of inter ship liability, the P&I Club proceeded with the settlement of the property damage claim of the owners of the fishing boat. Crew claims were separately settled by such club. The criminal proceedings in relation to such case are now closed.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016 commenced London arbitration references against, among others, the Company, seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. We are disputing such allegations and have counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by the Company. HPOR has since filed an application with the Court of Appeals in the U.K. for leave to appeal the arbitration awards.
On July 4, 2017, we announced that the Company and Mr. Economou had been named as defendants in a lawsuit filed in High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest. The plaintiff sought, among other things, a temporary restraining order and preliminary injunction to suspend any further issuances of our new shares of commons stock by the Company at a price per share below the price specified by the plaintiff in the complaint, as well as certain other compensatory and punitive damages specified in the complaint. On July 24, 2017, the High Court of the Marshall Islands (the "Court") issued an order denying plaintiff's motion for a preliminary injunction. On August 10, 2017, the plaintiff filed a first amended complaint that added a new plaintiff, and was styled as a direct action only, alleging three new counts for breach of fiduciary duties and constructive fraud, and removing certain of the counts asserted in the original complaint. The plaintiffs requested to proceed pro se and on August 16, 2017, the Court granted a motion to withdraw filed by plaintiffs' counsel. On August 22, 2017, now acting pro se, plaintiffs filed a motion for leave to file a second amended complaint, making certain changes to the allegations of the first amended complaint and propounding an additional count for breach of fiduciary duties. The most recent complaint seeks compensatory damages of $1.56 million and treble punitive damages of $4.68 million against Mr. Economou, and requests injunctive and equitable relief against the Company. We and Mr. Economou believe the complaint, as amended, to be without merit and filed motions to dismiss the second amended complaint. At the oral argument on defendants' motions to dismiss, held on February 2, 2018, the Court announced that it was inclined to grant both motions to dismiss, and directed the parties to submit proposed orders on or before February 23, 2018. The Court stated that after the Court received and reviewed all timely proposed orders, it would issue final decisions in writing.  On February 26, 2018, plaintiff filed a motion for voluntary dismissal without prejudice. On March 6, 2018, defendants filed a joint opposition to plaintiff's motion for voluntary dismissal and moved to strike plaintiff's notice of dismissal and for the entry of dismissal with prejudice, which plaintiff opposed.  The Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018.  Plaintiff filed a new action in the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.). Mr. Economou and we believe that the complaint is without merit and intend to contest the allegations in the Texas action.
On August 2, 2017, a purported class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of our executive officers. The complaint alleges that the Company and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company will respond to the complaint by the appropriate deadline to be set in the future, which is presently set at May 25, 2018. The Company and our management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017- 198) by certain Ocean Rig Creditors against, among others, the Company and two of its executive officers (who currently are directors) and TMS Offshore Services. The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. The Company (and all other defendants) moved to dismiss the case on October 31, 2017, and the motion has been briefed. In a scheduling conference held on February 14, 2018 in the Marshall Islands, the Court scheduled oral argument to proceed on June 6, 2018. The Company is not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss,
Ocean Rig has funded PCT.  The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of Ocean Rig Creditors. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the restructuring.
The Company received a subpoena from the SEC requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and July 2017. The Company is providing the requested information to the SEC.
During September 2017, the vessels Majorca and Marbella experienced two grounding incidents with approximately total off-hire days of 82 days and 33 days, respectively, while the total recoverable cost is estimated to be $1.8 million and $0.6 million, respectively, which will be covered by the Company's H&M insurers.
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
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

Dividend Policy
In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, previously suspended dividends on shares of our common stock. Beginning for the fourth quarter ended December 31, 2016, our board of directors approved a dividend policy to declare and pay quarterly dividends of $2.5 million to holders of our common stock. The dividend per share to be paid by the Company is determined based on the number of shares outstanding on the applicable record date. Accordingly, our board of directors declared quarterly dividends of $2.5 million to holders of our common stock for the quarters ended December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017, and December 31, 2017, respectively.
Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities and finance lease arrangement, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.
The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk, tanker, gas or offshore support charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.
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
Our dividend policy is assessed by our board of directors from time to time. The suspension of dividends allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities and finance lease arrangement, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our credit facilities and finance lease arrangement, as applicable.
B.          Significant Changes
See note 19 of "Item 18. Financial Statements."
Item 9.	The Offer and Listing
Shares of our common stock currently trade on the Nasdaq Capital Market under the symbol "DRYS." The table below sets forth the high and low prices of our common stock for each of the periods indicated, as reported by the Nasdaq Capital Market.
For the Year Ended**
	Low	High
December 31, 2013	$19,680.00	$56,400.00
December 31, 2014	$9,361.20	$51,720.00
December 31, 2015	$1,017.60	$13,560.00
December 31, 2016	$29.52	$1,923.60
December 31, 2017	$1.02	$29,635.21

For the Quarter Ended**
March 31, 2016	$1,032.00	$1,923.60
June 30, 2016	$270.24	$1,924.80
September 30, 2016	$50.64	$296.74
December 31, 2016	$28.40	$584.00
March 31, 2017	$1,225.00	$29,635.21
June 30, 2017	$8.82	$1,401.40
September 30, 2017	$1.02	$10.15
December 31, 2017	$2.36	$5.59
March 31, 2018	$2.74	$4.48

For the Month Ended**
October 2017	$2.36	$5.59
November 2017	$3.63	$5.01
December 2017	$3.33	$4.40
January 2018	$3.21	$4.05
February 2018	$2.74	$4.00
March 2018	$3.41	$4.48
April 2018 (through April 3, 2018)	$3.47	$3.71
** All share prices have been adjusted to account for all reverse stock splits, including the 1-for-25 reverse stock split on March 11, 2016, the 1-for-4 reverse stock split on August 15, 2016, the 1-for-15 reverse stock split on November 1, 2016, the 1-for-8 reverse stock split on January 23, 2017, the 1-for-4 reverse stock split on April 11, 2017, the 1-for-7 reverse stock split on May 11, 2017, the 1-for-5 reverse stock split on June 22, 2017, and the 1-for-7 reverse stock split on July 21, 2017.
We paid the following cash dividends in 2017:
Payment Date	Amount per Share
March 30, 2017	$17.07
May 12, 2017	$9.69
August 2, 2017	$0.07
November 13, 2017	$0.02
Item 10.	Additional Information
A.          Share Capital
Not applicable.
B.          Memorandum and Articles of Association
The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in the Rule 424(b)(2) Prospectus Supplement to our Registration Statement on Form F-3 (Registration No. 333-202821), filed with the SEC on August 31, 2017, is incorporated by reference herein, provided that as of April 4, 2018, we had 104,274,708 shares of our common stock outstanding (including treasury shares).
The following is a description of the material terms of our Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws.
Description of Shares of Common Stock
Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share.

Each of our outstanding shares of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred shares, holders of shares of our common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of shares of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of shares of our common stock are subject to the rights of the holders of any preferred shares that may be outstanding. Shares of our common stock are listed on the Nasdaq Capital Market under the symbol "DRYS."
See "Item 4. Information on the Company—A. History and Development of the Company—Business Development" for a list of recent issuances and reverse-stock splits of our common stock.
Description of Preferred Shares
As of the date of this annual report, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000,000 have been designated as Series A Convertible Preferred Stock, 10,000,000 have been designated as Series A Participating Preferred Stock, 100,000,000 have been designated as Series B Convertible Preferred Stock, 10,000 shares have been designated as Series C Convertible Preferred Stock, 3,500,000 shares have been designated as Series D Preferred Stock, 50,000 shares have been designated as Series E-1 Convertible Preferred Stock, and 50,000 shares have been designated as Series E-2 Convertible Preferred Stock. As of April 4, 2018, there were no preferred shares issued and outstanding.
Our Articles of Incorporation and Bylaws
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws do not impose any limitations on the ownership rights of our shareholders.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. Our Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our Amended and Restated Bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. The term of our directors designated Class A directors expires at our 2020 annual meeting of shareholders. Class B directors serve for a term expiring at our 2018 annual meeting of shareholders. Directors designated as Class C directors serve for a term expiring at our 2019 annual meeting of shareholders. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.
Under our Second Amended and Restated Bylaws, no contract or transaction between the Company and one or more of our directors or officers, or between the Company and any other corporation, partnership, association or other organization of which one or more of our directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or a committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to our board or directors or the applicable committee thereof and the board of directors or such committee, as applicable, in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined under the BCA, then by unanimous vote of the disinterested directors; (ii) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to the Company's shareholders, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by our board of directors, a committee thereof or our shareholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee thereof that authorizes the contract or transaction.

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
We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our Second Amended and Restated By-Laws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
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

Blank Check Preferred Stock
Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock, 10,000,000 of these shares have been designated as Series A Participating Preferred Stock, 100,000,000 of those have been designated as Series B Convertible Preferred Stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares have been designated as Series E-1 Convertible Preferred Stock, and 50,000 shares have been designated as Series E-2 Convertible Preferred Stock. As of April 4, 2018, there were no preferred shares outstanding. Our board of directors may issue additional shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
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
Election and Removal of Directors
Our Amended and Restated Articles of Incorporation prohibit cumulative voting in the election of directors. Further, our Second Amended and Restated Bylaws require shareholders to give advance written notice of nominations for the election of directors. Our Amended and Restated Bylaws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Under the BCA and our Second Amended and Restated Bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.
Our Amended and Restated Bylaws further provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or the President may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting of shareholders for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting of shareholders.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our Second Amended and Restated Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days not more than 180 days prior to the one year anniversary of the preceding year's annual meeting of shareholders. Our Second Amended and Restated Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
C.          Material Contracts
We refer you to "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources," and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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
Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2017 taxable year, the Company does not believe that it satisfied the Publicly-Traded Test.
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
For purposes of determining the persons that own 5% or more of our common shares, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the taxable year, and therefore, we triggered the 5 Percent Override Rule.  We expect to qualify for Section 883 in future taxable years, but there can be no assurance that we will be able to satisfy the requirements of Section 883 of the Code in any taxable year.
Taxation in Absence of Exemption under Section 883 of the Code
Because the Company is not eligible for benefits of Section 883 of the Code, the Company's U.S. source shipping income is subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the 4% gross basis tax regime. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.
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

Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, the Holders of commons shares that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
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
Our Risk Management Policy
Our primary market risks relate to adverse movements in the charterhire rates for our drybulk, tanker, gas and offshore support fleet and any declines that may occur in the value of our assets, which consist primarily of our drybulk, tanker, gas and offshore support vessels. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, charter rates and dayrates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to these risks. In regard to charter rates and bunker prices, as our employment policy for our vessels has been, and is expected to continue to be, with a high percentage of our fleet on periodic employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.
We regularly review the strategic decision with respect to the appropriate ratio of spot charter revenues to fixed-rate charter revenues taking into account its expectations about spot and time charter forward rates. Decisions to modify fixed-rate coverage are implemented in either the physical markets through changes in time charters or in the FFA markets, thus managing the desired strategic position while maintaining flexibility of ship availability to customers. We enter into FFAs with an objective of economically hedging risk seeking to reduce its exposure to changes in the spot market rates earned by some of its vessels in the normal course of our shipping business. None of these FFAs qualify as cash flow hedges for accounting purposes. FFAs are executed mainly through clearinghouses, which may require the posting of collateral by all participants. The use of a clearing house reduces our exposure to counterparty credit risk.
Under the terms of our credit facilities and finance lease arrangement, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, in order to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet. These valuations are used in the assessment regarding the necessary ongoing level of depreciation that we are recording on our books.

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
Historically, we have been subject to market risks relating to changes in interest rates because we have had significant amounts of floating rate debt outstanding. We manage this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments are major financial institutions, which helps us to manage our exposure to nonperformance of our counterparties under our debt agreements.
As of December 31, 2017, we did not have any interest rate swaps, cap or floor agreements.
Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, net loss and cash outflows in the current year by approximately $2.2 million based upon our debt level at December 31, 2017.
Foreign Currency Exchange Risk
We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petrobras Brazil for our offshore support was receivable in Brazilian Real. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2017, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates, as well as the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would not have a material effect on our net loss.
Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2017, we did not have any open foreign currency forward exchange contracts.
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
(a) Disclosure Controls and Procedures
Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.
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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO 2013 Framework, as of December 31, 2017.

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
Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2017, based on the framework established in Internal Control—Integrated Framework issued by the COSO 2013 Framework. Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting was effective as of December 31, 2017.
The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2017, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.
(c) Report of Independent Registered Public Accounting Firm
The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.
(d) Changes in Internal Control over Financial Reporting
There have been no significant changes in our internal control over financial reporting that have accrued during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Mr. Harry Kerames, whose biographical details are included in "Item 6. Directors, Senior Management and Employees," a member of our audit committee, qualifies as an "audit committee financial expert" as that term is defined under SEC regulations. Our board of directors has also determined that Messrs. Demathas, Kerames, Argyropoulos, and Kokkodis are independent under SEC Rule 10A-3 of the Exchange Act and Nasdaq independence rules.
Item 16B.	Code of Ethics
We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. In January 2018, we adopted a new stand-alone insider trading policy and amended our code of ethics to reflect the same. A copy of our code of ethics is posted in the "Investor Relations" section of the DryShips Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24 Marousi, Athens, Greece.
Item 16C.	Principal Accountant Fees and Services
Audit Fees

The table below sets forth the total fees for the services performed by our Independent Auditors. The table below also identifies these amounts by category of services.
(U.S. Dollars in Thousands)	2016	2017
Audit and audit related fees	$231	$515
Tax fees	-	-
Total fees	$231	$515
The total fees for services performed by our independent auditors increased for the year ended December 31, 2017, as compared to the respective period in 2016, mainly due to the expansion of our seagoing operations related to vessels' acquisitions during 2017 and the F-1 registration statement for the spinoff of Gas Ships Limited. See also "B. Business Overview—Separation of Gas Ships Limited" above.
There were no audit-related or other fees billed in 2016 and 2017. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory fillings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
All audit services, including services described above, were pre-approved by our audit committee. Our audit committee is responsible for the appointment, retention, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 2017	36,363,636	*	$2.75	–	–
October 2017	36,057,876	**	$2.75	–	–

* On August 29, 2017, entities that may be deemed to be beneficially owned by Mr. Economou, our Chairman and Chief Executive Officer, acquired an aggregate of 36,363,636 shares of our common stock.

** On October 4, 2017, entities that may be deemed to be beneficially owned by Mr. Economou, our Chairman and Chief Executive Officer, acquired an aggregate of 36,057,876 shares of our common stock.
Also on February 6, 2018, our board of directors approved a stock repurchase program, under which the Company may repurchase up to $50.0 million of its outstanding common shares for a period of 12 months. We may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of April 4, 2018, we have repurchased 2,816,445 shares of our common stock for a gross consideration of $11.3 million including commission fees. As of April 4, 2018, the number of shares of our common stock outstanding is 101,458,263.
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
1.1
Amended and Restated Articles of Incorporation of DryShips Inc., dated January 27, 2005, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

1.2
Articles of Amendment to Amended and Restated Articles of Incorporation of DryShips Inc., dated September 13, 2006, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

1.3
Articles of Amendment to Amended and Restated Articles of Incorporation of DryShips Inc., dated January 18, 2008, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A of DryShips Inc., filed with the SEC on January 18, 2008.

1.4
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated March 10, 2016, incorporated by reference to Form 6-K of DryShips Inc., filed with the SEC on March 11, 2016.

1.5
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated August 12, 2016, incorporated by reference to Form 6-K of DryShips Inc., filed with the SEC on August 15, 2016.

1.6
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated October 31, 2016, incorporated by reference to Form 6-K of DryShips Inc., filed with the SEC on November 1, 2016.

1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated January 20, 2017.
1.8
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated April 10, 2017, incorporated by reference to Form 6-K of DryShips Inc., filed with the SEC on April 11, 2017.

1.9
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated May 10, 2017, incorporated by reference to Form 6-K of DryShips Inc., filed with the SEC on May 11, 2017.

1.10
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated July 20, 2017, incorporated by reference to Form 6-K of DryShips Inc., filed with the SEC on July 25, 2017.

1.11	Second Amended and Restated Bylaws of DryShips Inc., incorporated by reference to Exhibit 1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on May 7, 2015.
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

2.3
Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

2.4
Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on June 8, 2016.

2.5
Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

2.6
Statement of Designations, Preferences and Rights of the Series E-1 Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

2.7
Statement of Designations, Preferences and Rights of the Series E-2 Convertible Preferred Stock of DryShips Inc., incorporated by reference to Exhibit 3.2 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

2.8	Form of Rights Certificate, incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on August 31, 2017.
4.1
Amending and Restating Loan Agreement, dated January 18, 2010, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.2
Supplemental Letter, dated June 10, 2010, by and among Aegean Traders Inc. and Iguana Shipping Company Limited, as Borrowers, and WestLB AG, as Lender, relating to a loan facility of up to $103,200,000, as amended and restated on January 18, 2010, incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.3
Second Supplemental Agreement, dated November 12, 2014, by and among Aegean Traders Inc., as Borrower, DryShips Inc., as Corporate Guarantor and Portigon AG, London Branch, as Lender, relating to a loan facility of up to $103,200,000, as amended and restated on January 18, 2010, incorporated by reference to Exhibit 4.183 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.

4.4
Settlement, Release and Supplemental Facility agreement by and between Aegean Traders Inc. as Borrower, Dryships Inc., as Guarantor and Portigon AG, as Lender, dated November 18, 2016, incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.5
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

4.6
Deed of Release of Security, dated May 3, 2017, by and among Amathus Owning Company Limited, as remaining Borrower, DryShips Inc. as the Guarantor,  and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a loan facility of up to $87,653,740.

4.7
Sale and Transfer Deed in relation to a Junior Loan Agreement amongst DryShips Inc., as Borrower, Advice Investments S.A., as Purchaser, and HSH Nordbank AG, as Assigning Lender, Swap Bank, Lead Bookrunner, Agent, and Security Trustee, dated November 30, 2016, incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.8
Sale and Transfer Deed in relation to a Senior Loan Agreement amongst DryShips Inc., as Borrower, Advice Investments S.A., as Purchaser, each of HSH Nordbank AG, Bank of America, N.A., Unicredit Bank AG, Nataxis and Santander Asset Finance PLC as Participating Senior Lenders, and HSH Nordbank AG, as Senior Swap Bank, Lead Bookrunner, Agent, and Security Trustee, dated November 30, 2016, incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.9
Agency Transfer Agreement in respect of a Senior Term Loan and Junior Term Loan amongst DryShips Inc., Advice Investments S.A., as Senior and Junior Lenders, HSH Nordbank AG as Retiring Agent and Retiring Security Trustee and Advice Investments S.A. as Successor Agent and Successor Security Trustee, dated November 30, 2016, incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.10
Sale and Transfer Deed in relation to a Senior and Junior Loan, dated November 30, 2016, incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.11
Side Letter between Advice Investments S.A. and Sifnos Shareholders Inc., dated November 30, 2016, incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.12
Transfer Certificate between HSH Nordbank AG and Advice Investments S.A., dated November 30, 2016, incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.13
Transfer Certificate between Santander Asset Finance PLC and Advice Investments S.A., dated November 30, 2016, incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.14
Transfer Certificate between Unicredit Bank AG and Advice Investments S.A., dated November 30, 2016, incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.15
Transfer Certificate between HSH Nordbank AG and Advice Investments S.A., dated November 30, 2016, incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.16
Transfer Certificate between Nataxis and Advice Investments S.A., dated November 30, 2016, incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.17
Transfer Certificate between Bank of America, N.A. and Advice Investments S.A., dated November 30, 2016, incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.18
Notice of Sale and Transfer, dated November 30, 2016, incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.19
Agreement, dated December 9, 2016, among Dryships Inc., TMS Bulkers Inc., and TMS Offshore Services Ltd., incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016 filed with the SEC on March 13, 2017.

4.20	Form of Management Agreement with TMS Bulkers Ltd.
4.21	Form of Management Agreement with TMS Tankers Ltd.
4.22	Form of Management Agreement with TMS Offshore Services Ltd.
4.23
Form of Management Agreement with TMS Cardiff Gas Ltd., incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 of Gas Ships Limited, filed with the SEC on February 7, 2018.

4.24
Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited, incorporated by reference Exhibit 2 to the Report on Form 6-K of DryShips Inc., filed with the SEC on September 7, 2010.

4.25
Addendum No. 1, dated January 1, 2013, to the Consultancy Agreement, dated September 1, 2010, by and between the Company and Vivid Finance Inc., incorporated by reference to exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.26
Termination Agreement, dated December 28, 2016, between DryShips Inc. and Vivid Finance Limited, incorporated by reference to Exhibit 4.96 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016 filed with the SEC on March 13, 2017.

4.27
Secured Revolving Facility Agreement, dated October 21, 2015, by and between DryShips Inc. as Borrower and Sifnos Shareholders Inc. as Lender, incorporated by reference to Exhibit 4.108 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.28
First Amendment to the Secured Revolving Facility Agreement, dated October 21, 2015 by and between DryShips Inc. as Borrower and Sifnos Shareholders Inc., as Lender, dated November 11, 2015, incorporated by reference to Exhibit 4.109 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.29
Second Amendment to the Secured Revolving Facility Agreement dated October 21, 2015, as amended, between Dryships Inc. and Sifnos Shareholders Inc., dated March 24, 2016, incorporated by reference to Exhibit 4.50 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.30
Preferred Stock Exchange Agreement dated March 24, 2016 between DryShips Inc. and Sifnos Shareholders Inc. relating to the Secured Revolving Facility Agreement, dated October 21, 2015, as amended, incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.31
Amended and Restated Secured Revolving Facility Agreement by and between DryShips Inc. and Sifnos Shareholders Inc., dated as of April 5, 2016, incorporated by reference to Exhibit 4.113 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.32
First Amendment and Waiver between Dryships Inc. and Sifnos Shareholders Inc. relating to the Amended and Restated Secured Revolving Facility Agreement, dated September 9, 2016, as amended, incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.33
Second Amendment and Waiver between Dryships Inc. and Sifnos Shareholders Inc. relating to the Amended and Restated Secured Revolving Facility Agreement, dated October 31, 2016, as amended, incorporated by reference to Exhibit 4.73 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.34
Secured Revolving Facility Agreement by and between DryShips Inc. and Sifnos Shareholders Inc., dated December 30, 2016, incorporated by reference to Exhibit 4.89 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.35	Revolving Facility Agreement, dated May 23, 2017, between DryShips Inc. and Sierra Investments Inc.
4.36	Agreement, dated August 29, 2017, between DryShips Inc. and Sierra Investments Inc. relating to the Revolving Facility Agreement dated May 23, 2017.
4.37	Agreement, dated October 4, 2017, between DryShips Inc. and Sierra Investments Inc. relating to the Revolving Facility Agreement dated May 23, 2017.
4.38
Secured Term Facility Agreement, dated October 25, 2017, between DryShips Inc., as Borrower, certain subsidiary guarantors party to the agreement from time to time as Guarantors, and Sierra Investments Inc., as Lender.

4.39	Deed of Participation, dated May 23, 2017, between Mountain Investments Inc. and DryShips Inc.
4.40	Deed of Release and Termination, dated August 29, 2017, between Mountain Investments Inc. and DryShips Inc.
4.41	Preferred Stock Exchange Agreement, dated August 29, 2017, between DryShips Inc. and Sifnos Shareholders Inc.
4.42
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

4.45
Form of Securities Purchase Agreement between DryShips Inc. and an institutional investor, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

4.46
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited dated December 23, 2016, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on December 27, 2016.

4.47
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited, dated February 17, 2017, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on February 17, 2017.

4.48
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited dated April 3, 2017, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on April 3, 2017.

4.49
Share Purchase Agreement between Evita Shareholders Limited, as buyer, and Iason Shareholdings Limited, as seller, for the sale of all of the issued and outstanding capital stock of Iason Owning Company Limited, dated September 16, 2016, incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.50
Share Purchase Agreement between Severo Shareholders Limited, as buyer, and Boone Star Shareholders Inc., as seller, for the sale of all the issued and outstanding capital stock of Boone Star Owners Inc, dated October 26, 2016, incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.51
Share Purchase Agreement between Aliana Shareholders Limited, as buyer, and Iokasti Shareholdings Limited, as seller, for the sale of all the issued and outstanding capital stock of Iokasti Owning Company Limited, dated October 26, 2016, incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.52
Share Purchase Agreement between Rosalia Shareholders Limited, as buyer, and Azalea Shareholders Limited, as seller, for the sale of all the issued and outstanding capital stock of Ialysos Owning Company Limited, dated October 26, 2016, incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.53
Side Letter dated October 26, 2016 between Evita Shareholders Limited, TMS Bulkers Ltd, Iason Shareholdings Limited and DryShips Inc. regarding a Share Purchase Agreement, dated September 16, 2016, incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.54
Side Letter dated October 26, 2016 between Aliana Shareholders Limited, TMS Bulkers Ltd, Iokasti Shareholdings Limited and DryShips Inc. regarding a Share Purchase Agreement, dated October 26, 2016, incorporated by reference to Exhibit 4.70 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.55
Side Letter dated October 26, 2016 between Severo Shareholders Limited, TMS Bulkers Ltd, Boone Star Shareholders Inc. and DryShips Inc. regarding a Share Purchase Agreement, dated October 26, 2016, incorporated by reference to Exhibit 4.71 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.56
Side Letter dated October 26, 2016 between Rosalia Shareholders Limited, TMS Bulkers Ltd, Azalea Shareholders Limited and DryShips Inc. regarding a Share Purchase Agreement, dated October 26, 2016, incorporated by reference to Exhibit 4.72 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.57
Option Agreement between DryShips Inc. and certain clients of TMS Cardiff Gas Ltd., dated January 12, 2017, incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.58
Share Purchase Agreement, dated January 18, 2017, between LPG Investments Inc. and VLGC Alpha Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Alpha Owning Ltd incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.59
Share Purchase Agreement, dated March 9, 2017, between LPG Investments Inc. and VLGC Beta Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Beta Owning Ltd, incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.60	Share Purchase Agreement, dated April 3, 2017, between LPG Investments Inc. and VLGC Gamma Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Gamma Owning Ltd.
4.61	Share Purchase Agreement, dated April 3, 2017, between LPG Investments Inc. and VLGC Delta Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Delta Owning Ltd.
4.62
Share Purchase Agreement between LPG Investments Inc. and Entrepreneurial Spirit Holdings Inc., dated April 3, 2017, for the purchase of all of the issued and outstanding capital stock of Cardiff LNGShips Ltd.

4.63
Share Purchase Agreement between LPG Investments Inc. and Entrepreneurial Spirit Holdings Inc., dated April 3, 2017, for the purchase of all of the issued and outstanding capital stock of Cardiff LPG Ships Ltd.

4.64
Private Placement Purchase Agreement by and among Sierra Investments Inc., SPII Holdings Inc., Mountain Investments Inc., Sifnos Shareholders Inc., and DryShips Inc., dated August 29, 2017, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on August 29, 2017.

4.65
Purchase Agreement, between Sierra Investments, Inc. and DryShips Inc., dated August 29, 2017, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on August 31, 2017.

4.66
$150.0 million secured credit facility dated June 22, 2017, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 of Gas Ships Limited, filed with the SEC on February 7, 2018.

4.67	$90.0 million secured credit facility dated January 24, 2018.
4.68	$35.0 million secured credit facility dated January 29, 2018.
4.69	$30.0 million secured credit facility dated March 8, 2018.

4.70
Memorandum of Agreement between Vega Crusader AS, as Sellers and Dianthus Maritime Ltd, as Buyers, for the sale of the vessel Crescendo (ex Vega Crusader), dated March 29, 2016, incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.71
Memorandum of Agreement between Vega Juniz AS, as Sellers and Fiore Shipping Ltd, as Buyers, for the sale of the vessel Jubilee (ex Vega Juniz), dated March 29, 2016, incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.72
Memorandum of Agreement between Vega Inruda AS, as Sellers and Newmont Chartering Limited, as Buyers, for the sale of the vessel Indigo (ex Vega Inruda), dated May 1, 2016, incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.73
Memorandum of Agreement between Malvina Shipping Company Limited and Ocean Star Shipping Limited for the sale of the vessel Coronado, dated August 22, 2016, incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.74
Memorandum of Agreement between Karmen Shipping Company Limited and Proper In Management Inc. for the sale of the vessel Sonoma, dated September 5, 2016, incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.75
Memorandum of Agreement between Samsara Shipping Company Limited and Ningbo Zhun Xing Shipping Ltd for the sale of the vessel Ocean Crystal, dated September 27, 2016, incorporated by reference to Exhibit 4.64 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.76
Memorandum of Agreement between Aegean Traders Inc. and Synergasia Investment Corporation for the sale of the vessel Sorrento, dated October 8, 2016, incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.77
Memorandum of Agreement between Dat Atlantic Eternity S.A. and Regina Owners Inc for the newbuilding Hull No. S811, dated February 10, 2017, incorporated by reference to Exhibit 4.92 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.78
Memorandum of Agreement between Andromeda Maritime Limited and Tortuga Owners Inc. for the vessel Orthis, dated February 14, 2017, incorporated by reference to Exhibit 4.93 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.79
Memorandum of Agreement, dated January 27, 2017, between Vega Corona AS and Darden Shipholding S.A., incorporated by reference to Exhibit 4.97 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.80	Share Purchase Agreement, dated May 15, 2017, between Oil Tankers Investments Inc. and Cecilia Shipholding Limited.
4.81	Memorandum of Agreement dated April 2, 2018 between Orion Owners Inc. and Sea 46 Leasing Co. Limited.
4.82	Bareboat Charter dated April 2, 2018 between Orion Owners Inc. and Sea 46 Leasing Co. Limited.
8.1	Subsidiaries of DryShips Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.).
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2016 and 2017; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (v) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DRYSHIPS INC.
(Registrant)

Date: April 4, 2018	By:	/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer

DRYSHIPS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of DryShips Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 4, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company's auditor since 2010.

Athens, Greece
April 4, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of DryShips Inc.

Opinion on Internal Control over Financial Reporting

We have audited DryShips Inc.'s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, DryShips Inc. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 4, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 4, 2018

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2016 and 2017
(Expressed in thousands of U.S. Dollars – except for share)
	December 31,
	2016	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$76,414	$14,490
Restricted cash (Note 2)	350	726
Trade accounts receivable, net of allowance for doubtful receivables of $11 and $96 at December 31, 2016 and 2017, respectively	7,528	14,526
Due from related parties (Note 3)	6,674	16,914
Above-market acquired time charter contracts (Note 7)	1,500	-
Prepayments and advances	1,158	1,125
Other current assets (Note 4)	4,546	12,279
Total current assets	98,170	60,060

FIXED ASSETS, NET:
Advances for vessels under construction and related costs (Note 5)	-	31,898
Vessels, net (Note 6)	95,550	749,088
Total fixed assets, net	95,550	780,986

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Notes 9, 11)	-	34,000
Restricted cash (Note 2)	10	15,010
Other non-current assets (Note 8)	-	44,869
Total other non-current assets	10	93,879
Total assets	$193,730	$934,925

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 10)	$16,811	$11,635
Accounts payable and other current liabilities	1,179	5,225
Accrued liabilities (Note 3)	3,709	4,758
Due to related parties (Note 3)	5,033	72
Deferred revenue	607	865
Total current liabilities	27,339	22,555

NON-CURRENT LIABILITIES
Long-term debt, net of deferred finance costs (Note 10)	-	133,703
Due to related parties (Notes 3, 10)	116,617	71,631
Total non-current liabilities	116,617	205,334

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2016 and 2017; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares designated as Series E-1 Convertible Preferred Stock, and 50,000 shares designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2016 and 2017; 0 shares of Series B Convertible Preferred stock issued and outstanding at December 31, 2016 and 2017; 0 shares of Series C Convertible Preferred stock issued and outstanding at December 31, 2016 and 2017; 29 and 0 shares of Series D Preferred stock issued and outstanding at December 31, 2016 and 2017;  0 shares of Series E1 Convertible Preferred stock issued and outstanding at December 31, 2016 and 2017 and 0 shares of Series E2 Convertible Preferred stock issued and outstanding at December 31, 2016 and 2017  (Note 1, 12)
	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2016 and 2017; 4,711 and 104,274,708 shares issued and outstanding at December 31, 2016 and 2017, respectively (Notes 1, 12)	-	1,043
Treasury stock; $0.01 par value; 3 and 0 shares at December 31, 2016 and 2017 (Notes 1, 12)	-	-
Additional paid-in capital (Note 12)	3,360,124	4,066,083
Accumulated deficit	(3,310,350)	(3,360,090)
Total equity	49,774	707,036
Total liabilities and stockholders' equity	$193,730	$934,925

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	Year ended December 31,
	2015	2016	2017
REVENUES:
Voyage and time charter revenues (including amortization of market acquired time charters)	$244,020	$51,934	$100,716
Service revenues, net	725,805	-	-

Total Revenues (Note 3 )	$969,825	$51,934	$100,716

OPERATING EXPENSES/(INCOME):
Voyage expenses (Note 3)	65,286	9,209	19,704
Vessels and drilling units operating expenses	371,074	45,563	59,348
Depreciation and amortization (Note 6)	227,652	3,466	14,966
Loss on contract cancellation (Note 5 and 14.2)	28,241	-	-
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other (Notes 3, 6, 7 and 11)	1,057,116	106,343	(4,125)
Impairment on goodwill (Notes 2c and 7)	-	7,002	-
General and administrative expenses (Note 3)	104,912	39,708	30,972
Legal settlements and other, net (Note 14.1)	(2, 948)	(258)	900

Operating loss	(881,508)	(159,099)	(21,049)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Notes 3 and 15)	(172,132)	(8,857)	(14,707)
Gain on debt restructuring (Note 10)	-	10,477	-
Interest income	527	81	1,365
Loss on Private Placement (Notes 3, 11)	-	-	(7,600)
Gain/(Loss) on interest rate swaps (Note 11)	(11,601)	403	-
Other, net	(9,275)	(199)	(401)

Total other income/(expenses), net	(192,481)	1,905	(21,343)

INCOME/(LOSS) BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(1,073,989)	(157,194)	(42,392)

Loss due to deconsolidation of Ocean Rig (Notes 3, 11)	(1,347,106)	-	-
Income taxes (Note 18)	(37,119)	(38)	(152)
Losses of affiliated companies (Note 9)	(349,872)	(41,454)	-

NET LOSS	(2,808,086)	(198,686)	(42,544)
Less: Net income attributable to non-controlling interests	(38,975)	-	-

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(2,847,061)	$(198,686)	$(42,544)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 17)	$(2,847,631)	$(206,381)	$(39,739)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 17)	$(49,958,438.60)	$(455,587.20)	$(1.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 17)	57	453	35,225,784
Dividends declared per share (Note 17)	-	-	$26.85

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2015	2016	2017
- Net loss	$(2,808,086)	$(198,686)	$(42,544)
Other comprehensive income/ (loss):
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	466	110	-
- Actuarial gains	50	-	-

Other comprehensive income	$516	$110	$-

Comprehensive loss	(2,807,570)	(198,576)	(42,544)
- Less: comprehensive income attributable to non-controlling interests	(39,090)	-	-

Comprehensive loss attributable to DryShips Inc.	$(2,846,660)	$(198,576)	$(42,544)

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars – except for share data)
	Common Stock		Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total DryShips Stockholders Equity	Non- controlling interests	Total Equity

BALANCE January 1, 2015	60	$—	—	$—	(3)	$—	$3,256,075	$(6,622)	$(256,632)	$2,992,821	$1,297,567	$4,290,388
- Net income/(loss)	—	—	—	—	—	—	—	—	(2,847,061)	(2,847,061)	38,975	(2,808,086)
- Issuance of common stock	—	—	—	—	—	—	(228)	—	—	(228)	—	(228)
- Issuance of preferred stock	—	—	8	—	—	—	10,000	—	—	10,000	—	10,000
- Issuance of non- vested shares	—	—	—	—	—	—	—	—	—	—	—	—
- Conversion of common stock to treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	(49,444)	169	—	(49,275)	50,541	1,266
- Acquisition of Nautilus Offshore Services Inc.	—	—	—	—	—	—	222	—	(276)	(54)	54	—
- Other comprehensive income	—	—	—	—	—	—	—	401	—	401	115	516
- Amortization of stock based compensation	—	—	—	—	—	—	8,523	—	—	8,523	841	9,364
-Deconsolidation of Ocean Rig	—	—	—	—	—	—	—	6,285	—	6,285	(1,367,567)	(1,361,282)
-Dividends paid	—	—	—	—	—	—	—	—	—	—	(20,526)	(20,526)

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock		Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total DryShips Stockholders Equity	Non controlling interests	Total equity
BALANCE December 31, 2015	60	$—	8	$—	(3)	$—	$3,225,148	$233	$(3,103,969)	$121,412	$—	$121,412
- Net loss	—	—	—	—	—	—	—	—	(198,686)	(198,686)	—	(198,686)
- Issuance of common stock (Note 12)	442	—	—	—	—	—	14,434	—	—	14,434	—	14,434
- Issuance of preferred stock (Note 12)	—	—	42	—	—	—	117,981	—	—	117,981	—	117,981
- Conversion of preferred stock to common stock (Note 12)	4,209	—	(13)	—	—	—	41	—	—	41	—	41
- Exchange of Revolving Facility with preferred shares (Note 3)	—	—	(8)	—	—	—	(8,750)	—	—	(8,750)	—	(8,750)
-Sale of investment in Ocean Rig (Note 3)	—	—	—	—	—	—	—	(343)	—	(343)	—	(343)
- Other comprehensive income	—	—	—	—	—	—	—	110	—	110	—	110
- Amortization of stock based compensation	—	—	—	—	—	—	3,770	—	—	3,770	—	3,770
-Loss from common control transaction	—	—	—	—	—	—	(195)	—	—	(195)	—	(195)
-Dividends paid	—	—	—	—	—	—	7,695	—	(7,695)	—	—	—

Balance December 31, 2016	4,711	$—	29	$—	(3)	$—	$3,360,124	$—	$(3,310,350)	$49,774	$—	$49,774
- Net loss	—	—	—	—	—	—	—	—	(42,544)	(42,544)	—	(42,544)
- Issuance of common stock (Note 12)	104,270,000	1,043	—	—	—	—	741,542	—	—	742,585	—	742,585
- Stockholders contribution (Note 12)	—	—	—	—	—	—	—	—	2,805	2,805	—	2,805
- Cancellation of treasury shares (Note 12)	(3)	—	—	—	3	—	—	—	—	—	—	—
- Cancellation of Series D Preferred shares (Note 12 )	—	—	(29)	—	—	—	(8,750)	—	—	(8,750)	—	(8,750)
- Gain from common control transaction	—	—	—	—	—	—	440	—	—	440	—	440
- Premium paid on common control transaction	—	—	—	—	—	—	(29,001)	—	—	(29,001)	—	(29,001)
- Amortization of stock based compensation (Note 13)	—	—	—	—	—	—	1,728	—	—	1,728	—	1,728
-Dividends paid	—	—	—	—	—	—	—	—	(10,001)	(10,001)	—	(10,001)
Balance December 31, 2017	104,274,708	$1,043	—	$—	—	$—	$4,066,083	$—	$(3,360,090)	$707,036	$—	$707,036

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2015	2016	2017
Cash Flows from Operating Activities:
Net loss	$(2,808,086)	$(198,686)	$(42,544)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	227,652	3,466	14,966
Amortization and write off of deferred financing fees	26,712	736	4,218
Amortization of fair value of acquired time charters	2,840	4,346	684
Impairment loss and (gain)/loss from sale of vessels and vessel owning companies and other	1,057,116	106,343	(4,125)
Impairment on goodwill	-	7,002	-
Net proceeds from sale in ownerships of subsidiary	1,266	-	-
Losses of affiliated company	349,872	41,454	-
Loss on change of control	1,347,106	-	-
Loss on Private Placement	-	-	7,600
Amortization of stock based compensation	7,806	3,580	1,728
Gain on debt restructuring	-	(8,652)	-
Change in fair value of derivatives	(10,848)	(2,193)	-
Changes in operating assets and liabilities:
Trade accounts receivable	(12,997)	2,531	(6,998)
Due from related parties	19,141	10,875	(10,240)
Other current and non-current assets	54,448	3,002	(7,700)
Accounts payable and other current and non-current liabilities	(25,263)	(1,434)	4,046
Accrued liabilities	(39,590)	(206)	1,049
Due to related parties	(10,261)	2,598	(961)
Deferred revenue	28,833	(118)	258

Net Cash Provided by/(Used in) Operating Activities	215,747	(25,356)	(38,019)

Cash Flows from Investing Activities:
Advance for fixed asset purchase	-	-	(44,869)
Investment in affiliates	-	49,911	-
Cash decrease due to deconsolidation of Ocean Rig	(621,615)	-	-
Acquisition of Nautilus, net of cash acquired	(78,203)	-	-
Short term investments	74	-	-
Fixed assets additions	(505,670)	-	(653,344)
Net proceeds from sale of vessels and vessel owning companies	673,850	5,141	8,221
(Increase)/Decrease in restricted cash	65,866	14,666	(15,376)

Net Cash Provided by/(Used in) Investing Activities	(465,698)	69,718	(705,368)

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars)
	Year ended December 31,
	2015	2016	2017
Cash Flows from Financing Activities:
Proceeds from short and long-term credit facilities, term loans and senior notes	$492,000	$28,000	$150,000
Principal payments and repayments of long-term debt and senior notes	(782,366)	(119,758)	(18,780)
Net proceeds from stock issuance	-	123,810	568,883
Dividends paid	(20,526)	-	(10,001)
Payment of financing costs, net	(5,399)	-	(8,639)
Net Cash Provided by/(Used in) Financing Activities	(316,291)	32,052	681,463

Net increase/ (decrease) in cash and cash equivalents	(566,242)	76,414	(61,924)
Cash and cash equivalents at beginning of year	566,242	-	76,414

Cash and cash equivalents at end of year	$-	$76,414	$14,490

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$135,954	$5,516	$13,225
Income taxes	20,830	58	125

Non cash investing activities:
Fixed Assets additions (Note 3)	$-	$-	$(50,340)
Investment in affiliates (Notes 9, 11)	-	-	(34,000)

Non cash financing activities:
Repayment of credit loan facilities (Notes 3, 10)	$-	$151,510	$-
Conversion of loan into Preferred Stock (Notes 3, 12)	(10,000)	(8,750)	-
Exchange of Preferred Stock into loan (Notes 3, 12)	-	8,750	-
Interest write off due to the debt restructuring	-	2,111	-
Preferred Shares forfeiture with common stock issuance (Notes 3, 12)	-	-	(8,750)
Stockholders' Contribution upon preferred shares forfeiture (Note 12)	-	-	2,805
Conversion of loan into Common Stock (Notes 3, 12)	-	-	(126,159)
Common stock issuance (Notes 3, 12)	-	-	173,704
Loan drawdown for vessels additions (Note 3)	-	-	79,000
Capital distribution for common control transaction (Note 5)	$-	$-	$(28,560)

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a diversified owner of ocean going cargo vessels and through June 8, 2015, also provided drilling services through Ocean Rig UDW Inc. ("Ocean Rig") (Note 3).
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
As of August 29, 2017, Heidmar Holdings LLC ("Heidmar") was considered an affiliated entity following the Company's acquisition of an entity that holds a 49% interest in Heidmar in connection with the Private Placement. Heidmar is one of the world's leading commercial tanker pool operators (Notes 3, 9).
Customers individually accounting for more than 10% of the Company's voyage revenues and drilling revenues during the years ended December 31, 2015, 2016 and 2017, were as follows:
	Year ended December 31,
	2015	2016	2017
Customer A - Drilling segment	12%	-	-
Customer B - Drilling segment	14%	-	-
Customer C - Drilling segment	11%	-	-
Customer D - Drilling segment	10%	-	-
Customer E - Drilling segment	10%	-	-
Customer F - Drilling segment	10%	-	-
Customer G – Offshore support segment	-	37%	-

On March 11, 2016, the Company effected a 1-for-25 reverse stock split of its issued common stock. In connection with the reverse stock split seven fractional shares were cashed out. On August 15, 2016, the Company effected a 1-for-4 reverse stock split of its issued common stock. In connection with the reverse stock split five fractional shares were cashed out. On November 1, 2016, the Company effected a 1-for-15 reverse stock split of its issued common stock. In connection with the reverse stock split nine fractional shares were cashed out. On January 23, 2017, the Company effected a 1-for-8 reverse stock split of its issued common stock. In connection with the reverse stock split four fractional shares were cashed out. On April 11, 2017, the Company effected a 1-for-4 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out. On May 11, 2017, the Company effected a 1-for-7 reverse stock split of its issued common stock. In connection with the reverse stock split three fractional shares were cashed out. On June 22, 2017, the Company effected a 1-for-5 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out. Finally on July 21, 2017, the Company effected a 1-for-7 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out.
All share and per share amounts disclosed in the consolidated financial statements and notes give effect to these reverse stock splits retroactively, for all periods presented.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
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
(c)          Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification ("ASC") 350 "Goodwill and Other Intangible Assets". This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests goodwill for impairment each year on December 31. The Company tests goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. To determine the fair value of each reporting unit, the Company uses the income approach, which is a generally accepted valuation methodology. For its offshore support reporting unit, the Company estimated the fair market value using estimated discounted cash flows. The Company discounts projected cash flows using a long-term weighted average cost of capital, which is based on the Company's estimate of the investment returns that market participants would require for each of its reporting units. To develop the projected cash flows associated with the Company's offshore support reporting unit, which are based on estimated future utilization and dayrates, the Company considered key factors that included assumptions regarding daily operating expenses, inflation and areas of future employment. For the year ended December 31, 2016, the Company concluded that the goodwill relating to its offshore support reporting unit was impaired and recorded a charge amounting to $7,002 included in "Impairment on goodwill" in the accompanying consolidated statement of operations (Note 7).
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
For the years ended December 31, 2015, 2016 and 2017
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
The Company's policy is in accordance with the requirements of Accounting Standard Update ("ASU") 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". Pursuant to ASU 2013-02, an entity should provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.
(f)          Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
(g)          Restricted cash: Restricted cash may include: (i) cash collateral required under the Company's financing and swap arrangements, (ii) retention accounts which can only be used to fund the loan installments coming due and (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements.
(h)          Trade accounts receivable net: The amount shown as trade accounts receivable, at each balance sheet date, includes receivables from customers, net of allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.
(i)          Going concern: The Company has adopted the provisions of ASU No. 2014-15, "Presentation of Financial Statements - Going Concern". ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. As of December 31, 2017, the Company reported a working capital surplus of $37,505 and had cash and cash equivalents including restricted cash amounted to $30,226. The Company also expects that it will fund its operations either with cash on hand, cash generated from operations, additional bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.
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
The Company's major customers are well known companies, which reduce its credit risk. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company makes advances for the construction of assets to the yards. The ownership of the assets is transferred from the yard to the Company at delivery. The credit risk of the advances was, to a large extent, reduced through refund guarantees issued by financial institutions.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(k)          Advances for vessels under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels as well as other expenses incurred directly or under a management agreement with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments, acceptance tests' consumption, commissions to related party, construction supervision, and capitalized interest.
(l)          Capitalized interest: Interest expense is capitalized during the construction period of drilling units and vessels based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate the ("capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest and finance costs for the years ended December 31, 2015, 2016 and 2017, amounted to $12,060, $0 and $3,196 respectively (Note 15).
(m)          Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, and for insured crew medical expenses under "Other current assets". Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages, or loss due to the vessel being wholly or partially deprived of income as a consequence of damage to the unit or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.
(n)          Inventories: Inventories consist of consumable bunkers (if any), propane heel (if any), lubricants and victualing stores, which were stated at the lower of cost or market value and are recorded under "Other current assets". Cost is determined by the first in, first out method. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. In July 2015, the FASB issued ASU No. 2015-11 –Inventory. ASU 2015-11 is part of FASB Simplification Initiative, according to which the entities are required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This update was effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years prospectively. During fiscal year 2017, the Company adopted the aforementioned update, which did not impact its results of operations, financial position or cash flows, in the current or previous interim and annual reporting periods.
(o)          Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets (through June 8, 2015) and, therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations. The Company recorded gain due to foreign currency differences amounting to $2,763, $745 and $335 included in the accompanying consolidated statement of operations as of December 31, 2015, 2016 and 2017, respectively.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(p)	Fixed assets, net:
(i)          Drybulk, tanker carrier, gas carrier and offshore support vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. In general, management estimates the useful life of the Company's drybulk and tanker carrier vessels to be 25 years, offshore support vessels 30 years and Very Large Gas Carriers ("VLGCs") 35 years, from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(q)          Long lived assets held for sale - continued: For the years ended December 31, 2015 and 2016, the Company recognized such charges amounting to $967,144 and $13,395 (including a gain of $1,851 due to the reclassification of the drybulk vessels as held and used, effective December 31, 2016), respectively, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations (Notes 6 and 11). For the year ended December 31, 2017, the Company had its entire fleet as held and used.
(r)          Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days of drybulk, tanker and gas carrier vessels based on the most recent ten year historical rates for similar vessels, adjusted for any outliers, and utilizing available market data for time charter and spot market rates and forward freight agreements and for offshore support vessels based on available market data, over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate based on the global consumer price index ("CPI") changes and fleet utilization of 99% decreasing by 1.5% every five years after the first ten years. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel, is lower than its respective carrying value, the carrying value is written down, by recording a charge to operations, to its' respective fair market value if the fair market value is lower than the vessel's carrying value.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(r)          Impairment of long-lived assets - continued: As a result of the impairment review performed during 2015 and prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, indicated that the carrying amount of one of its drybulk vessels was not recoverable and, therefore, a charge of $83,937 was recognized and included in "Impairment loss (gain)/loss from sale of vessels and vessel owning companies and other ", in the accompanying consolidated statement of operations.
Also, the impairment review for the year ended December 31, 2016, indicated that the carrying amount of the offshore support vessels' was not recoverable and, therefore, a charge of $65,712 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations (Note 6). As a result of the impairment review for the year ended December 31, 2017, the Company determined that the carrying amounts of its vessels were recoverable and, therefore, concluded that no impairment loss was necessary for 2017.
(s)          Dry-docking costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels and drilling units.
(t)          Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling units, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Vessels' and drilling units' operating expenses".
(u)          Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. The Company's policy is in accordance with ASU 2015-03 "Simplifying the Presentation of Debt Issuance Costs", issued in April 2015. The Company presents such costs in the balance sheet as a direct deduction from the related debt liability. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2015, 2016 and 2017, amounted to $23,834, $572 and $387 respectively (Note 15).
(v)          Non-monetary transactions - Exchange of the capital stock of an entity for nonmonetary assets or services: Non-monetary transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company determines fair value of assets and liabilities given up or received in accordance with ASC 820 "Fair Value Measurement". In cases of transactions related to an exchange of preferred shares with common ones, any difference between the fair value and the carrying value of the exchanged preferred shares is considered as shareholders dividend or capital contribution from/to the Company.
(w)          Extinguishment of Preferred Stock: In case of preferred stock extinguishment, the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the Company's balance sheet (net of issuance costs) should be subtracted from (or added to) net income/loss to arrive at income/loss available to common stockholders in the calculation of earnings/loss per share. The difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the Company's balance sheet represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(x)	Revenue and related expenses:
(i)	Drybulk carrier, tanker, gas carrier and offshore support vessels:
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
Profit Sharing agreements: Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
Voyage related and vessel operating costs: Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Commissions are either paid for by the Company or are deducted from the hire revenue. Vessel operating costs including crew, maintenance and insurance are paid by the Company. Under voyage charter arrangements, voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.
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
For the years ended December 31, 2015, 2016 and 2017
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
(b) Term contracts: Term contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determined whether the arrangement was a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contained a lease, the lease elements were recognized as "Leasing revenues" in the consolidated statement of operations on a basis approximating straight line over the lease period. The drilling services element was recognized as "Service revenues" in the period in which the services were rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services were deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceeded revenue to be recognized, they were expensed as incurred. Demobilization fees and expenses were recognized over the demobilization period. Contributions from customers for capital improvements were initially deferred and recognized as revenues over the estimated duration of the drilling contract.
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
(z)          Segment reporting: The Company determined that currently it operates under four reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (drybulk segment), as a provider of offshore support services to the global offshore energy industry (offshore support segment), as a provider of transportation services for crude and refined petroleum cargoes (tanker segment) and as a provider of transportation services for liquefied gas cargoes (gas carrier segment). The Company operated also as a provider of ultra-deep water drilling services (drilling segment) until the deconsolidation of Ocean Rig on June 8, 2015. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.
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

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(aa)	Financial instruments - continued:
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
(ab)          Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 11).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ac)          Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 13). In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period, however early adoption is permitted. The Company has adopted the provisions of ASU 2016-09, which did not impact its consolidated financial statements and notes disclosures.
(ad)          Income taxes: Income taxes are provided for based upon the tax laws and rates in effect in the countries in which the Company's drilling and ocean going cargo vessels' operations were conducted and income was earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. For the taxable year ending December 31, 2017, the Company did not qualify for an exemption from United States taxation on its U.S. source shipping. As a result, its U.S. source shipping income is subject to a 2% - 4% tax impose without allowance for deductions (Note 18).
(ae)          Commitments and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.
(af)          Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost or at fair value in case of a retained investment in the common stock of an investee in a deconsolidation transaction, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.          Significant Accounting policies - continued:
(af)          Investments in Affiliates - continued: At each reporting date, the Company performs an assessment in order to identify and account for any other than temporary impairment in its investment in affiliates. Specifically, the Company assesses factors indicating that a decline in the value of an investment is other-than-temporary and that a write-down of the carrying amount is required and concludes whether the impairment is other than temporary and then measures and recognizes the respective impairment charge as the difference between the carrying value and the fair value of the equity investment. In accordance with ASC 825-10 entities are allowed to elect to measure certain financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value. Equity method investments are eligible for the fair value option.
If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, ASC 825-10-25-7 requires that the fair value option be applied to all of the investor's eligible interests in that investee. The fair value option election is non-revocable even if the Company loses significant influence over the investee. Under the fair value model, an investment in an affiliate is recognized initially at the fair value at the transaction date and at each reporting date, an investor shall measure its investments in affiliates at fair value, with changes recognized in profit or loss.
Affiliates included in the financial statements: In the Company's consolidated financial statements, the following
(i)	Ocean Rig and its subsidiaries, accounted for under the equity method from June 8, 2015 through April 4, 2016, (ownership interest as of April 4, 2016, was 40.4%); and
(ii)	Heidmar, a global tanker pool operator, accounted for under the fair value option from August 29, 2017 (ownership interest is 49%).
(ag)          Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.
(ah)          Troubled Debt Restructurings: A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ai)          Recent accounting pronouncements:
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The Company is currently analyzing the impact of the adoption of this new standard.
Revenue from Contracts with Customers: In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606, is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The standard is effective for public business entities from annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). Regarding the incremental costs of obtaining a contract with a customer and contract's fulfilling costs, they should be capitalized and been amortized over the voyage duration, if certain criteria are met – for incremental costs if only they are chargeable to the customer and for contract's fulfilling costs if each of the following criteria is met: (i) they relate directly to the contract, (ii) they generate or enhance entity's resources that shall be used in performance obligation satisfaction and (iii) are expected to be recovered. Further, in case of incremental costs, entities may elect not to capitalize them in cases of amortization period (voyage period) is less than one year.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ai)          Recent accounting pronouncements-continued:
Revenue from Contracts with Customers-continued: On January 1, 2018, the Company adopted the aforementioned ASU, using the modified retrospective method. As a result, the commencement date of each voyage charter shall deem to be upon the loading of the current cargo, decreasing the duration of the voyages. Further, the related incremental costs (i.e. commissions) shall continue to be expensed as incurred but over the new duration of each voyage, as Company's voyages are less than one year. Regarding voyage expenses, either during the voyage or the ballast period, no change in Company's accounting policy shall occur, as the three criteria are not met collectively. Regarding time charter and profit sharing contracts, no material changes related to Company's accounting policies were identified. As of December 31, 2017, four of the Company's vessels operate under voyage charter. The effect of the change in the voyage period due to the adoption of the new accounting standard will result to a cumulative adjustment of $1,264 in the opening balance of Company's accumulated deficit for the fiscal year 2018.
Financial Instruments: In January 2016, the FASB issued ASU No. 2016-01– Financial Instruments - Overall (Subtopic 825-10). ASU 2016-01, changes how public companies will recognize, measure, present and make disclosures about certain financial assets and financial liabilities. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted. The Company is evaluating the above pronouncement. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements. In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company's consolidated financial position and performance.
Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures. In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated statement of cash flows.
Business combinations – Definition of a business: In January 2017, the FASB issued ASU No. 2017-01 – Business Combinations (Topic 805) – Clarifying the Definition of a Business which addresses business combination issues with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:
	December 31,
	2016	2017
Balance Sheet
Due from related parties	$6,674	$16,914
Due from related parties (current) - Total	6,674	16,914

Due to related parties	(5,033)	(72)
Due to related parties (current) - Total	$(5,033)	$(72)

Due to related parties	(116,617)	(71,631)
Due to related parties (non - current) - Total	$(116,617)	$(71,631)

Advances for vessels under construction and related costs	-	1,004
Accrued liabilities	$(1,082)	$(350)

	Year ended December 31,
Statement of Operations	2015	2016	2017
Time charter & Service Revenues – commission fees	$7,366	$1,800	$3,988
Voyage expenses	(4,521)	(390)	(1,526)
General and administrative expenses	(50,498)	(32,397)	(23,850)
Commissions for assets sold	(8,133)	(886)	(85)
Gain/(loss) from sale of vessel owning companies, net of commissions	-	(22,318)	-
Interest and finance costs	(3,679)	$(1,789)	(13,070)
Loss on Private Placement	$-	-	$(7,600)
(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. (together the "TMS Entities"): Effective January 1, 2017, the Company entered into new agreements (the "New TMS Agreements") with TMS Bulkers Ltd. ("TMS Bulkers") and TMS Offshore Services Ltd. ("TMS Offshore Services") to streamline the services offered by TMS Bulkers under the management agreements with each of the Company's drybulk vessel-owning subsidiaries and by TMS Offshore Services, pursuant to the respective management agreements with the Company's offshore support vessel–owning subsidiaries. The TMS Entities may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and Chief Executive Officer ("CEO").
The Company also entered into new agreements with TMS Cardiff Gas Ltd. ("TMS Cardiff Gas") and TMS Tankers Ltd. ("TMS Tankers") regarding its newly acquired tanker and gas carrier vessels on similar terms as the New TMS Agreement (Notes 5 and 6). TMS Cardiff Gas and TMS Tankers may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO.
In connection with the New TMS Agreements that entail an increased scope of services, including executive management, commercial, accounting, reporting, financing, legal, manning, catering, IT, attendance, insurance, technical and operations services, the Company terminated the consulting agreements with Fabiana Services S.A. ("Fabiana"), Vivid Finance Limited ("Vivid") and Basset Holdings Inc. ("Basset"), entities that may be deemed to be beneficially owned by the Company's Chairman and CEO Mr. George Economou and by the President and Chief Financial Officer Mr. Anthony Kandylidis, effective as of December 31, 2016. The all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, which is a 33% reduction from prior levels, based on a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The New TMS Agreements entitle the TMS Entities to an aggregate performance bonus for 2016 amounting to $6,000, as well as a one-time setup fee of $2,000.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. - continued: Under the respective New TMS Agreements, the TMS Entities are also entitled to (i) a discretionary performance fee (up to $20,000, in either cash or common stock, at the discretion of the Company's board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by the TMS Entities, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the TMS Entities, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The New TMS Agreements have terms of ten years.
Under both the New TMS Agreements and the agreements effective up to December 31, 2016, if the TMS Entities are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay the TMS Entities an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $598 based on the Euro/U.S. Dollar exchange rate at December 31, 2017) per day.
Under both the New TMS Agreements and the agreements effective up to December 31, 2016, in the event that the management agreements are terminated for any reason other than a default by TMS Bulkers and TMS Offshore or change of control of the vessel owning companies' ownership, the Company is required to pay the management fee for a further period of three calendar months as from the date of termination.
In the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Bulkers and TMS Offshore a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Bulkers and TMS Offshore under the term of the agreement, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the agreement for a convenience at any time for a fee of $50,000.
Transactions with TMS Bulkers, TMS Offshore, TMS Tankers and TMS Cardiff Gas in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
According to the agreements effective up to December 31, 2016, TMS Bulkers provided comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services included operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. According to the agreements effective up to December 31, 2016, TMS Offshore Services provided overall technical and crew management to the Company's Platform Supply and Oil Spill Recovery vessels. According to the agreements effective up to certain dates in 2015, TMS Tankers provided comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services included operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. – continued:
Each management agreement had an initial term of five years and was eligible for automatic renewal after a five-year period and thereafter extended in five-year increments, unless the Company provided notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Costs from the Global Services Agreement were expensed in the consolidated statements of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable.
Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff Marine Inc., a company that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company could exercise any one, several or all of the rights. Each right was valid until one day before the contractual date of delivery of each vessel. The newbuildings were delivered during 2017 and none of the seven rights was exercised by the Company.
Cardiff Tankers Inc. – Cardiff Gas Ltd: Under certain charter agreements for the Company's tankers and gas carrier vessels, Cardiff Tankers Inc. ("Cardiff Tankers") and Cardiff Gas Ltd ("Cardiff Gas"), two Marshall Islands entities that may be deemed to be beneficially owned by the Company's Chairman and CEO, Mr. George Economou, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on charter hire earned by those vessels.
George Economou: As the Company's Chairman, CEO and principal shareholder with a 69.5% shareholding of the Company's common stock as of December 31, 2017 with his beneficially ownership of 72,421,515 common shares through: (i) 12,000,000 common shares owned by SPII Holdings Inc. ("SPII"), an entity that may be deemed to be beneficially owned by Mr. Economou; (ii) 45,876,061 common shares owned by Sierra Investments Inc. ("Sierra"), an entity that may be deemed to be beneficially owned by Mr. Economou; and (iii) 14,545,454 common shares owned by Mountain Investments Inc. ("Mountain"), an entity that may be deemed to be beneficially owned by Mr. Economou, Mr. George Economou has control over the actions of the Company.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
Other: On April 30, 2015, the Company through its subsidiaries, entered into ten Memoranda of Agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the sale of four Suezmax tankers and six Aframax tankers (Note 6). On September 9, 2015, the Company entered into sales agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the sale of 14 vessel owning companies (owners of ten Capesize and four Panamax carriers) and three Capesize bulk carriers (Note 6).
On February 15, 2016, the Company announced that the sale of the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego (included in the 14 vessel owning companies discussed above) to entities that may be deemed to be beneficially owned by its Chairman and CEO Mr. George Economou had failed and on March 24, 2016, entered into new sales agreement with entities that may be deemed to be beneficially owned by Mr. George Economou, for the sale of the shares in the above vessel owning companies (Note 6).
On September 16, 2016 and October 26, 2016, the Company also entered into sales agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the sale of the shares of the owning companies of the Panamax vessel Oregon and the Panamax vessels Amalfi and Samatan, respectively (Note 6).
On January 12, 2017, the Company entered into a "zero cost" Option Agreement (the "LPG Option Agreement"), with companies that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the purchase of the shares of four owning companies of four high specifications VLGCs capable of carrying liquefied petroleum gas ("LPG") that were under construction at Hyundai Samho Heavy Industries Co., Ltd. ("HHI") and have long-term time charter employment agreements with major oil companies and oil traders. Under the terms of the LPG Option Agreement, the Company had until April 4, 2017, to exercise four separate options to purchase up to the four VLGCs at a price of $83,500 per vessel. The transaction was approved by the independent directors of the Company's board of directors based on third party broker valuations. On January 19, 2017 and March 10, 2017, the Company exercised the first two options and acquired two of the VLGCs under construction), and on April 6, 2017, exercised the remaining two options and acquired the two remaining VLGCs under construction. (Note 5)
On April 3, 2017, and in connection with the acquisition of the four VLGCs under construction, the Company acquired 100% of the shares of Cardiff LNG Ships Ltd. and Cardiff LPG Ships Ltd. without any cost or payment from entities that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO.
On May 15, 2017, the Company also entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the audit committee of the Company's Board of Directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period. (Note 6)
Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement with Fabiana, a Marshall Islands entity that may be deemed to be beneficially owned by the Company's Chairman and CEO, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provided the services of the Company's Chairman and CEO. Effective December 31, 2016, the consultancy agreement with Fabiana was terminated at no cost by mutual agreement of the parties.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
Azara Services S.A.: Effective from January 1, 2013, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer Mr. George Economou, for the provision of consultancy services relating to the services of Mr. George Economou in his capacity as CEO of Ocean Rig. Costs from Azara's consultancy agreement were expensed in the consolidated statements of operations under general and administrative expenses.
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset, a Marshall Islands company that may be deemed to be beneficially owned by the Company's President and CEO, Basset provided consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President, and since May 2016 President and since December 2016 Chief Financial Officer of the Company. Effective December 31, 2016, the consultancy agreement with Basset was terminated at no cost by mutual agreement of the parties.
Effective June 1, 2012, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Basset, for the provision of the services of Mr. Antony Kandylidis in his capacity as President of Ocean Rig. Costs from Basset's consultancy agreement with Ocean Rig were expensed in the consolidated statements of operations under general and administrative expenses.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid a company that may be deemed to be beneficially owned by the Chairman and CEO of the Company, Mr. George Economou, Vivid provided the Company with financing-related services. Effective January 1, 2013, the Company, amended the agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.
In essence, post-amendment, the consultancy agreement between DryShips and Vivid was in effect for the Company's tanker, drybulk and offshore support shipping segments only. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties.
Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between the Company and Vivid, except that under the new agreement, Ocean Rig was obligated to pay directly to Vivid an amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between the Company and Vivid, this fee was paid by the Company.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
Ocean Rig UDW Inc.: During the year ended December 31, 2015, the Company incurred interest expense and amortization and write off of financing fees amounting to $3,281 under the $120,000 Exchangeable Promissory Note (the "Note") with a subsidiary of its former subsidiary Ocean Rig, which was fully settled on August 13 2015.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig to assist with the stacking of Ocean Rig's drilling units in Las Palmas.
On April 5, 2016, the Company sold all of its shares in Ocean Rig to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911. The sale proceeds were used to partly reduce the outstanding amount under the revolving credit facility provided to the Company by Sifnos Shareholders Inc. ("Sifnos"), an entity that may be deemed to be affiliated with the Company's Chairman and CEO, Mr. George Economou and for general corporate purposes. In addition, the Company reached an agreement under the revolving credit facility with Sifnos whereby the lender agreed to, among other things release its lien over the Ocean Rig shares. This transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.
Private Placement – Rights Offering: The Company's independent members of the board in connection with a fairness opinion obtained on August 11, 2017 approved a transaction pursuant to which the Company sold 36,363,636 of the Company's common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (the "Private Placement"). On August 11, 2017, the Company signed a binding term sheet (the "Term Sheet") pursuant to the Private Placement terms. On August 29, 2017 and following the closing of the Private Placement: (i) 9,818,182 common shares were issued to Sierra Investments Inc. ("Sierra") in exchange for the reduction of the principal outstanding balance by $27,000 of the Company's unsecured credit facility with Sierra, (ii) 14,545,454 common shares were issued to Mountain as an exchange for the termination of the participation rights agreement dated May 23, 2017 ( the "Participation Rights Agreement") and the forfeiture of all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) and (iii) 12,000,000 common shares to SPII as consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc. ("SPI"), which directly holds a 49% interest in Heidmar, a global tanker pool operator.
The Private Placement transaction was a non-cash transaction with a transfer of an exchange of assets and liabilities as a consideration for the common stock issued. The fair values of the non-cash transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction is considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction will be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company's exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 "Fair Value Measurement" (Notes 9, 11).
The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and is included in "Loss on Private Placement" in the accompanying consolidated statement of operations for the year ended December 31, 2017. In addition, an amount of $2,805 was classified under the respective "Stockholders' Contribution" as the difference between the carrying value of the Series D Preferred Stock before its forfeiture and its fair value.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
Private Placement – Rights Offering – continued: On August 11, 2017, in accordance with the Term Sheet, the Audit Committee also approved a rights offering (the "Rights Offering") that commenced on August 31, 2017 and allowed the Company's shareholders to purchase their pro rata portion of up to $100,000 of the Company's common shares at a price of $2.75 per share. On August 29, 2017 and in connection with the Rights Offering, Sierra also entered into a backstop agreement (the "Backstop Agreement") to purchase from the Company, at $2.75 per share, the number of shares of common stock offered under the Rights Offering that would not be issued to existing shareholders if these shareholders did not exercise their rights in full. On October 4, 2017 and following the closing of the Rights Offering, 36,057,876 common shares were issued to Sierra, representing the number of common shares not issued pursuant to the full exercise of rights from existing shareholders (Note 12).
Sifnos Shareholders Inc. – Sierra Investments Inc.: On October 21, 2015, as amended on November 11, 2015, the Company entered into a revolving credit facility ("Revolving Credit Facility") of up to $60,000 with Sifnos, an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for general working capital purposes. The Revolving Credit Facility was secured by the shares that the Company held in Nautilus Offshore Services Inc. and by a first priority mortgage over one Panamax dry-bulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion would be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 8 preferred shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. On October 21, 2015 and December 22, 2015 the Company drew down the amounts of $20,000 and $10,000, respectively under the Revolving Credit Facility.
On December 30, 2015, the Company exercised its right to convert $10,000 of the outstanding principal amount of the Revolving Credit Facility into 8 shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of Series B Convertible Preferred Stock of the Company. Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class and the shares of Series B Convertible Preferred Stock had five votes per share.  The shares of Series B Convertible Preferred Stock were to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion.
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
Additionally, subject to the lender's prior written consent, the Company had the right to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29 preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company, with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Convertible Preferred Shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by the lender for $8,750. The Company subsequently cancelled the Series B Convertible Preferred Stock previously held by the lender effective March 24, 2016.
On March 29, 2016, the Company drew down the amount of $28,000 under the revolving credit facility.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
Sifnos Shareholders Inc. – Sierra Investments Inc. - continued: On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and used $45,000 from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% loan to value maximum loan limit, being introduced under this facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR.
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29 Series D Preferred shares of the Company (29,166 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Each preferred share had 100,000 votes and was not convertible into common stock of the Company. Also on September 21, 2016, the Company drew down the amount of $7,825 under the Revolving Credit Facility.
On October 31, 2016, the Company sold the shares of the owning companies of three Panamax vessels, Amalfi, Galveston and Samatan (Note 6), and as part of the transaction, entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $5,000 to $75,000 and to give the Company an option within 365 days to convert $7,500 of the outstanding loan into the Company's common shares. As part of the sale of the vessel owning companies, the Company paid the amount of $58,619 to the new owners, being the difference between the purchase price and the outstanding balance of the respective debt facility, by increasing by the same amount the outstanding balance of the Revolving Credit Facility. Therefore, following the above transaction, the outstanding principal amount under the Revolving Credit Facility was $69,444. This transaction was approved by the independent members of the Company's Board of Directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two Syndicated Loans previously arranged by HSH Nordbank, with an outstanding balance of an aggregate of $85,066 under the ex-HSH syndicated facilities. (Note 10)
On December 15, 2016, the Company made a prepayment of $33,510 under the Revolving Credit Facility.
On December 30, 2016, the Company entered into a new senior secured revolving facility ("New Revolving Facility") with Sifnos for the refinancing of its outstanding debt, amounted to a total of $121,000. Under the terms of the New Revolving Facility, Sifnos extended a new loan of up to $200,000 that was secured by all of the Company's present and future assets except for the vessel Raraka. The New Revolving Facility carried an interest rate of Libor plus 5.5%, was non-amortizing, had a tenor of 3 years, had no financial covenants, was arranged with a fee of 2.0% and had a commitment fee of 1.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the Company's independent members of the board and a fairness opinion was obtained in connection with this transaction.
On January 19, 2017 and March 10, 2017, the Company acquired two VLGCs under construction and on April 6, 2017, acquired the two remaining VLGCs pursuant to the LPG Option Agreement and partially financed the closing price of the acquisition of the vessel-owning entities of the four vessels by using the then remaining undrawn liquidity of $79,000, under the New Revolving Facility. On May 23, 2017, the Company was released by all of its obligations and liabilities under the New Revolving Facility, as amended, through a Notice of Release from Sifnos, and entered into an unsecured revolving facility agreement ("Revolving Facility") with Sierra and a separate Participation Rights Agreement with Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO. The Revolving Facility carried an interest rate of Libor plus 6.5%, was non-amortizing, had a tenor of 5 years, had no financial covenants and was arranged with a fee of 1.0%.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:
Sifnos Shareholders Inc. – Sierra Investments Inc. - continued: In addition, Mountain had the ability, through the Participation Rights Agreement, to participate in realized asset value increases of all of the Company's present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and had a duration of up to the maturity of the Sierra Revolving Facility. The Participation Rights Agreement was terminated on August 29, 2017, along with the Private Placement discussed above (Note 12). The transaction was approved by the Company's independent members of the board and a fairness opinion was obtained in connection with this transaction.
On August 29, 2017, following the closing of the Private Placement, 9,818,182 common shares were issued to Sierra in exchange for the reduction of the principal outstanding balance by $27,000 of the Sierra Revolving Facility (Note 12).
On October 2, 2017, after the closing of the Rights Offering, 36,057,876 common shares were issued to Sierra in exchange for the reduction of the principal outstanding balance by $99,159 of the Sierra Revolving Facility.
This exchange constitutes a common control transaction, as Mr. Economou was deemed to have controlling interests in the Company following the closing of the Private Placement. In this respect, the total exchanged consideration net of par value, was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at December 31, 2017, in accordance with the relevant U.S. GAAP guidance.
On October 25, 2017, the Company entered into a new secured loan facility ("Loan Facility Agreement") with Sierra for the refinancing of the outstanding debt under Revolving Facility, amounting to a total of $73,841. The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of 5 years, had no arrangement or commitment fee and was secured by four Company's vessels, two tanker vessels Samsara, Balla and two drybulk carrier vessels Judd, Castellani. Furthermore, it contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. The transaction was approved by the Company's independent members of the board and a fairness opinion was obtained in connection with this transaction.
Further to the above, the outstanding balance under the above facilities as of December 31, 2016 and 2017 was $121,000 and $73,841, respectively, while the respective unamortized deferred finance costs amounted to $4,383 and $2,210, respectively. As of December 31, 2017, the Company is in compliance with the hull cover ration of the Loan Facility Agreement.
The aggregate available undrawn amount under the above outstanding facilities at December 31, 2016 and 2017 was $79,000 and $0, respectively. The weighted-average interest rates on the above outstanding facilities were: 7.24% and 8.08% for the years ended December 31, 2016 and 2017, respectively.
Dividends:  On February 24, 2015, Ocean Rig's Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015. On May 6, 2015, Ocean Rig's Board of Directors declared its fifth quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015. The dividend was paid in May 2015.
Ocean Rig paid dividends amounting to $20,526 to shareholders other than the Company during the year ended December 31, 2015.
On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.          Other Current assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2016	2017
Inventories	$3,446	$7,790
Insurance claims (Note 14)	1,071	3,044
Other	29	1,445
Other current assets	$4,546	$12,279
5.          Advances for Vessels under Construction:
As of December 31, 2016 and 2017, the movement of the advances for vessels under construction and acquisitions are set forth below:
	December 31,
	2016	2017
Balance at beginning of year	$-	$-
Advances for vessels under construction and related costs	-	265,565
Vessels delivered	-	(233,667)
Balance at end of year	$-	$31,898
On January 19, 2017, the Company acquired the first VLGC, Anderida, pursuant to the exercise of the respective options as per the LPG Option Agreement (Note 3), which was under construction at the time of acquisition at HHI, for a purchase price of $83,500. The Company paid an amount of $21,850 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 3). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The $61,650 balance of the purchase price for the VLGC was paid in installments until the vessel's delivery from HHI, using an amount of $37,500 under the secured credit facility dated June 22, 2017 (Note 10) and cash on hand. The Company took delivery of the vessel on June 28, 2017 while on June 29, 2017, Anderida commenced its time charter on a fixed rate with five years firm duration to an oil major company. The charterer has options to extend the firm employment period by up to three years.
On March 10, 2017, the Company acquired the second VLGC, Aisling, pursuant to the exercise of the respective option as per the LPG Option Agreement (Note 3), which was under construction at the time of acquisition at HHI, for a purchase price of $83,500. The Company paid an amount of $21,850 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 3). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The $61,650 balance of the purchase price for the VLGC was payable in installments until the vessel's delivery from HHI, using an amount of $37,500 under the secured credit facility dated June 22, 2017 (Note 10) and cash on hand. The Company took delivery of the vessel on September 7, 2017 while on September 12, 2017, Aisling commenced its time charter on a fixed rate with five years firm duration to an oil major company. The charterer has options to extend the firm employment period by up to three years.
On April 6, 2017, the Company acquired the remaining two VLGCs under construction at HHI, Mont Fort and Mont Gelé, pursuant to the exercise of the respective options as per the LPG Option Agreement (Note 3), for a purchase price of $83,500 each.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.          Advances for Vessels under Construction - continued:
The Company paid an amount of $46,700 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 3) and cash on hand. An amount of $16,001 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The $120,300 balance of the total purchase price for the VLGCs was payable in installments until the vessels' delivery from HHI, using an amount of $75,000 under the secured credit facility dated June 22, 2017 (Note 10) and cash on hand. As of January 4, 2018, the Company paid the last installment, including related costs of $44,869 using the $37,500 under the secured credit facility dated June 22, 2017 (Note 10) and cash on hand.
The Company took delivery of Mont Fort and Mont Gelé, on October 31, 2017 and on January 4, 2018, respectively, while on November 5, 2017 and on January 11, 2018 the vessels, respectively, commenced their time charter on a fixed rate with ten years firm duration to an oil major company (Note 19).
As of December 31, 2017, an amount of $428, relating to capitalized expenses and $770 relating to capitalized interest and finance costs, are included in the "Advances for vessels under construction and related costs".
6.          Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2015	$97,100	(672)	$96,428
Vessels transferred from held for sale	66,449	-	66,449
Impairment loss	(67,999)	4,138	(63,861)
Depreciation	-	(3,466)	(3,466)
Balance, December 31, 2016	$95,550	-	$95,550
Additions	672,300	-	672,300
Vessels sold	(3,900)	104	(3,796)
Depreciation	-	(14,966)	(14,966)
Balance, December 31, 2017	$763,950	$(14,862)	$749,088

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.          Vessels, net - continued:
On March 30, 2015, the Board of Directors of the Company approved the entering into sales agreements with entities that may be deemed to be beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it entered into agreements with entities that may be deemed to be beneficially owned by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirmed their unconditional acceptance by June 30, 2015. The Company classified the vessels as "held for sale" as at March 31, 2015, as all criteria required for their classification as "Vessels held for sale" were met and a charge of $56,631, included in "Impairment loss, gain/ loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On April 30, 2015, the Company concluded ten Memoranda of Agreements for an aggregate agreed sales price of $536,000.
On July 16, 2015, July 21, 2015, July 24, 2015, July 27, 2015, August 6, 2015, August 7, 2015, August 19, 2015, August 25, 2015, September 10, 2015 and October 29, 2015 the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida, Daytona and Alicante, respectively were delivered to their new owners, who paid the balance of the agreed sales prices to the Company.
As of June 30, 2015, the impairment review performed prior to the entering into the agreements for the sale of the Company's drybulk vessels and vessel owning companies indicated that one of the Company's vessels, with a carrying amount of $95,937, should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 11).
On September 9, 2015, the Company entered into sales agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the sale of the vessel owning companies of 14 vessels (ten Capesize bulk carriers: Rangiroa, Negonego, Fakarava, Raiatea, Mystic, Robusto, Cohiba, Montecristo, Flecha and  Partagas, and four Panamax bulk carriers: Woolloomooloo, Saldanha, Topeka and Helena) and the sale of three Capesize bulk carriers (Manasota, Alameda and Capri) for an aggregate price of $377,000, including their existing employment agreements and the assumption of $236,716 of debt, associated with some of the vessels. In this respect, a charge of $375,090, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations for the year ended December 31, 2015 was recognized.
On September 17, 2015 and October 13, 2015, the shares of the vessel owning company of the vessel Mystic and the shares of the shareholders of the vessel owning companies of ten vessels (Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena), respectively were delivered to their new owners. On September 22, 2015, October 1, 2015 and December 11, 2015, the vessels Capri, Manasota and Alameda, respectively, were delivered to their new owners. The assets and liabilities of the remaining three vessel owning companies (Rangiroa, Negonego and Fakarava) remained classified as "held for sale" on December 31, 2015, as all criteria required for their classification as "held for sale" were met.
In addition, on September 30, 2015, the Company classified all the remaining vessels in its fleet, comprised of 20 Panamax and two Supramax bulk carriers, as held for sale, as all criteria required for their classification were met and recognized an additional charge of $422,404, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015, as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.          Vessels, net - continued:
On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, Byron and Galveston, for an aggregate sales price of $12,300. The vessels were delivered to their new owners on November 25, 2015 and November 30, 2015, respectively. In this respect, a charge of $6,035 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2015, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other".
Finally for the year ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations, due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell as of December 31, 2015 (Note 11).
On February 15, 2016, the Company announced that the prior sale of the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego, to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, had failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company concluded a new sales agreement with entities that may be deemed to be beneficially owned by Mr. George Economou for the sale of the shares of the vessel owning companies of these Capesize vessels (Fakarava, Rangiroa and Negonego) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the shares of the vessels' owning companies and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. As part of the transaction the Company also paid the amount of $12,060, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. In this respect, a charge of $23,018, was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations for the year ended December 31, 2016.
On August 22, 2016, the Company concluded a Memorandum of Agreement with an unaffiliated third-party to sell its Panamax vessel, Coronado, for a gross price of $4,250. The vessel was delivered to its new owner on September 9, 2016. In this respect, a gain of $1,084 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other".
On September 16, 2016, the Company entered into a sale agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and CEO, for the sale of the shares of the owning company of the Panamax vessel Oregon, including the associated bank debt, for a gross price of $4,675. As part of the transaction the Company also paid the amount of $7,825 to the new owners, being the difference between the purchase price and the outstanding balance of the respective debt facility. The Company drew down the respective amount under its Revolving Credit Facility (Note 3). The shares of the vessel owning company were delivered to the new owner on September 21, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, this sale constitutes a common control transaction. In this respect, a gain of $281 was recognized and included in "Additional paid in capital" in the accompanying consolidated balance sheet as at December 31, 2016, in accordance with the relevant U.S. GAAP guidance.
On September 27, 2016, October 5, 2016 and October 18, 2016, the Company also concluded Memoranda of Agreement with unaffiliated third-parties for the sale of its Panamax vessels, Ocean Crystal, Sonoma and Sorrento, respectively, for gross prices of $3,720, $3,950 and $6,700, respectively.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.          Vessels, net - continued:
As a result of the concluded agreements, the Company revalued the Ocean Crystal, Sonoma and Sorrento as of September 30, 2016 to their fair values with reference to their purchase prices and a gain of $3,020 was recognized in the accompanying consolidated statement of operations for year ended December 31, 2016, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other". On November 7, 2016, November 15, 2016 and November 22, 2016, the vessels Ocean Crystal, Sonoma and Sorrento, respectively, were delivered to their new owners. In this respect, an aggregate loss of $641 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other".
On October 26, 2016, the Company entered into sales agreement with entities that may be deemed to be beneficially owned by the Company's Chairman and CEO, Mr. George Economou, for the sale of the owning companies of three Panamax vessels the Amalfi, Galveston (the vessel Galveston was sold and delivered to its owners on November 30, 2015) and Samatan, along with the associated bank debt for an aggregate gross price of $15,000. As part of the transaction, the Company also paid the amount of $58,619, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners. The Company drew down the respective amount under its New Revolving Facility (Note 3). The shares of the vessel owning companies were delivered to the new owners on October 31, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, the above sales constitute common control transaction. In this respect, an aggregate loss of $476 was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at December 31, 2016, in accordance with the relevant U.S. GAAP guidance.
During the year ended December 31, 2016, a charge of $18,266 was also recognized as "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell as of December 31, 2016.
As of December 30, 2016, and due to the improved financial condition of the Company, the Company's Board of Directors decided that the remaining 13 drybulk vessels previously classified as held for sale will not be sold. Effective December 31, 2016, the Company reclassified its drybulk fleet as held and used and a gain of $1,851 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations. Also, the impairment review for the year ended December 31, 2016  indicated that the carrying amount of the offshore support vessels' was not recoverable and, therefore, a charge of $65,712 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations.
According to ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", the sale of the Company's vessels and vessel owning companies did not represent a strategic shift, hence no presentation of discontinued operations was required.
During the year ended December 31, 2015 and 2016, substantially all of the Company's net income, except for equity in losses in Ocean Rig and income from the offshore support segment, related to vessels sold or held for sale.
On February 10, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one Aframax tanker under construction, Balla, for a purchase price of $44,500. The vessel was delivered on April 27, 2017.
On February 14, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Very Large Crude Carrier, Shiraga, for a purchase price of $57,000. The Company took delivery of this vessel on June 9, 2017.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.          Vessels, net - continued:
On March 1, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Aframax tanker, Stamos, for a purchase price of $29,000. The Company took delivery of this vessel on May 15, 2017.
On March 24, 2017, the Company concluded four Memoranda of Agreement with unaffiliated third parties for the acquisition of four modern, second-hand Newcastlemax vessels Marini, Morandi, Bacon and Judd for a total purchase price of $120,540. The Company took delivery of the vessels on May 2, 2017, July 5, 2017, July 6, 2017 and July 13, 2017, respectively.
The Newcastlemax bulkers Bacon and Judd had attached to their Memoranda of Agreements time charter employment contracts until certain dates in 2018 and 2017, respectively. After determining the fair values of these time-chartered contracts as of the acquisition date, the Company recorded a liability of $516 in relation to the attached time charter employment contract of the vessel Judd on the consolidated balance sheet under "Fair value of below market acquired time charters". This is amortized into revenues using the straight-line method over the respective contract period. As at December 31, 2017, it was fully amortized and included in "Voyage and time charter revenues" in the accompanying consolidated statement of operations for the year ended December 31, 2017. For the vessel Bacon, the fair value of the attached time charter employment contract was determined to be $0.
On March 31, 2017, the Company concluded three Memoranda of Agreement with unaffiliated third parties for the acquisition of three Kamsarmax drybulk vessels, two secondhand, Matisse and Valadon, and one under construction, Kelly, for a total purchase price of $71,000. The vessels Valadon, Matisse and Kelly were delivered on May 17, 2017, June 1, 2017 and June 14, 2017, respectively.
On April 12, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one secondhand Kamsarmax drybulk carrier, Nasaka, for a purchase price of $22,000. The Company took delivery of this vessel on May 10, 2017.
On April 27, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Kamsarmax drybulk vessel, Castellani, for a purchase price of $23,500. The Company took delivery of this vessel on June 6, 2017.
On May 15, 2017, the Company also entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara for a purchase price of $64,000. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share and the charterer was also granted purchase options at the end of each firm period. An amount of $440 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The Company took delivery of this vessel on May 19, 2017 (Note 3). The Company accounts the abovementioned lease as an operating lease since none of the capital lease criteria are met.
On December 19, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party to sell its Panamax vessel Ecola for a gross price of $8,500. The vessel was delivered to its new owner on December 29, 2017. In this respect, a gain of $4,425 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2017, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other".

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.          Vessels, net - continued:
For the year ended December 31, 2017, an amount of $8,834 relating to capitalized expenses and $2,426 relating to capitalized interest are included in the "Vessels, net".
The VLGCs Anderida, Aisling, Mont Fort and Mont Gelé are pledged as collateral to secure the Company's long-term debt, while the vessels Samsara, Balla, Judd and Castellani are pledged as collateral to secure the Company's Loan Facility Agreement (Notes 10 and 3 respectively).
7.          Acquisition of Nautilus Offshore Services Inc.:
During 2015, the Company acquired, through the acquisition of Nautilus Offshore Services Inc. ("Nautilus"), six Offshore Supply Vessels, all of which were on time charters to Petroleo Brasileiro S.A. (Petrobras) until certain dates in 2017, and included fixed day rates that were above day rates available as of the acquisition date.
The acquisition of the common shares of Nautilus was accounted for under the acquisition method of accounting. The Company began consolidating Nautilus from October 21, 2015 (the date of acquisition), as of which date the results of operations of Nautilus are included in the accompanying consolidated statement of operations.
After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet under "Fair value of above market acquired time charters". These are amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts).
On February 15, 2016, March 3, 2016 and April 11, 2016, the Company announced that Petrobras had given notice of termination of the contracts for the vessels Crescendo, Jubilee and Indigo effective as of March 6, 2016, March 9, 2016 and April 6, 2016, respectively. The contracts of the vessels Crescendo, Jubilee and Indigo were to expire on January 8, 2017, April 25, 2017 and August 30, 2017, respectively. On December 27, 2016, and in accordance with the respective terms the contract of the vessel Colorado expired. Effective on May 3, 2017, Petrobras also gave notice of termination on the contract for the vessel Jacaranda that was expiring on July 3, 2017. On June 21, 2017, and in accordance with the respective terms, the contract of the vessel Emblem expired.
The amortization of the fair value of the above market acquired time charter contracts as of December 31, 2015, amounted to $1,467 and included to "Voyage and time charter revenue", in the accompanying consolidated statement of operations for the year ended December 31, 2015.  The amortization and write offs of the fair value of the above market acquired time charter contracts as of December 31, 2016 amounted to $4,346 and $5,161 and are included to "Voyage and time charter revenue" and "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", respectively, in the accompanying consolidated statement of operations for the year ended December 31, 2016. The amortization and write offs of the fair value of the above market acquired time charter contracts as of December 31, 2017, amounted to $1,200 and $300 and are included to "Voyage and time charter revenue" and "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", respectively, in the accompanying consolidated statement of operations for the year ended December 31, 2017.
Goodwill included in the offshore support segment, amounted to $7,002, constituted a premium paid by the Company over the fair value of the net assets of Nautilus, which was attributable to anticipated benefits from Nautilus's position to take advantage of the fundamentals of the offshore support market.
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.          Other non-current assets:
The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31,
	2016	2017
Other non-current assets	$-	$44,869
	$-	$44,869
As of December 31, 2017, an amount of $44,869 was recorded as "Other non-current assets" in the accompanying consolidated balance sheets regarding the last installment due to HHI for the delivery of the VLGC Mont Gelé. The last installment, including related costs, of $44,869 was held in an escrow account and released to the HHI on January 4, 2018 upon the delivery of the vessel to the Company (Notes 5, 19).
9.          Investment in an Affiliate:
-	Ocean Rig:
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
The Company's equity in the losses and capital transactions of Ocean Rig is shown in the accompanying consolidated statements of income for the year ended December 31, 2015, as "Losses of affiliated companies" and amounted to $349,872, including $310,468 of impairment in Ocean Rig investment.
As at December 31, 2015, the Company's investment in Ocean Rig had a carrying value of $401,878, while the market value of the investment was $91,410. Based on the relevant guidance provided by U.S. GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore the investment in Ocean Rig was written down to its fair value and a loss of $310,468 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2015.
As at March 31, 2016, the Company's investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S. GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2016.
On April 5, 2016, the Company sold all of its shares in Ocean Rig to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and recognized a gain of $792 as a result of the above transaction, including $343 relating to accumulated other comprehensive income which is included in the accompanying consolidated statement of operations for the year ended December 31, 2016. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.          Investment in an Affiliate - continued:
The Company's equity in the losses and capital transactions of Ocean Rig was 40.4% up to April 5, 2016 and is shown in the accompanying consolidated statement of operations for the year ended December 31, 2016, as "Losses of affiliated company" amounting to a loss of $41,454.
-	Heidmar
On August 29, 2017, following the closing of the Private Placement (Note 3), the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of SPI, which directly holds a 49% interest in Heidmar, a global tanker pool operator. SPI is a member of Heidmar, a Delaware limited liability company that directly owns 49% of the total issued equity interests of Heidmar. The fair value of the investment as of the acquisition date was $34,000 (Note 11).
Since August 29, 2017, Heidmar is considered an affiliated entity of the Company and qualifies as an equity method investment due to Company's significant influence over Heidmar. The Company elected to account for the investment in Heidmar under the fair value option in order to mitigate volatility in income that would affect the measurement of the investment under the equity method and achieve operational simplifications. The Company's investment in Heidmar was recorded at $34,000 upon the closing of the transaction. As of December 31, 2017, no change in the fair value of Company's investment in Heidmar was identified, as determined by third-party valuator, based on a valuation method that combines (weighs) the income and the market approach method and thus, no adjustment for the investment in Heidmar to its fair value was recognized in "Losses of affiliated companies" in the accompanying consolidated statement of operations for the year ended December 31, 2017.
The Company, considering that Heidmar is not substantially similar with the peer group, assessed as appropriate the weighing between the two approaches used in the valuation to be 80% for the income approach and 20% for the market approach. Specifically, the income approach employed in the valuation exercise is based on the discounted cash flow model that incorporates unobservable in the market place inputs (Level 3 inputs). The inputs that were used in estimating Heidmar's discounted cash flows include Heidmar's weighted average cost of capital, projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, annual increase in Heidmar's historical wages-salaries and non-compensated general and administrative expenses, the number of vessels under management with existing fixed contracts, a long term growth factor, commission rates on projected charter rates and the number of employees as a ratio of the vessels historically managed per employee.
The market approach employed in the valuation exercise incorporates findings from utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs). In particular, the market approach valuation method was based on peer group of companies which were considered fairly similar and comparable and was determined using multiples of Enterprise Value ("EV") / EBITDA of those peer group companies. Furthermore, a 10% control premium was assumed in order to factor to the valuation the control/significant influence that exits in Heidmar's equity value in comparison with minority shareholdings in peer group analysis.
Finally based on market available empirical evidences and methods, a discount factor representing the lack of marketability due to Heidmar's private status was used in estimating the total fair value of Heidmar's equity.
The significant assumptions used in the fair value measurement of the Company's investment in Heidmar are: (i) the discount factor due to lack of marketability (7.5%), (ii) the projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, (iii) the long term growth factor (2.5%), (iv) the commission rates assumed over projected charter rates (2.5%), (v) the weighted average cost of capital (11.9%), (vi) the number of vessels under management with existing fixed contracts (80 vessels) and (vii) the weighting between the two approaches (80% and 20% for the income and market approach, respectively).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.          Investment in an Affiliate - continued:
A change of: (i) discount factor due to lack of marketability by 5% would result in a change of Company's investment in Heidmar by $1,858, (ii) charter rates by 10% would result in an increase and decrease of Company's investment in Heidmar by $6,199 and $6,257, respectively, (iii) long term growth factor by 1%, would result in an increase and decrease of Company's investment in Heidmar by $1,787 and $1,443, respectively, (iv) commission rates by 0.5% would result in an increase and decrease of Company's investment in Heidmar by $10,880 and $11,418 , respectively, (v) weighted average cost of capital by 1% would result in an increase and decrease of Company's investment in Heidmar by $2,014 and $2,493, respectively, (vi) the number of vessels under management by 4% per year would result in an increase and decrease of Company's investment in Heidmar by $7,790 and $6,805, respectively and (vii) weighting of market versus income approach by 10% would result in a change of Company's investment in Heidmar by $428 (Note 11).
10.          Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2016	2017
Secured Credit Facilities - Drybulk Segment	$16,935	$-
Secured Credit Facilities - Gas Carrier Segment	-	147,716
Less: Deferred financing costs	(124)	(2,378)

Total debt	16,811	145,338
Less: Current portion	(16,811)	(11,635)
Long-term portion	$-	$133,703

Term bank loans and credit facilities
The bank loans are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until December 2023. Interest rates on the outstanding loans as at December 31, 2017, are based on LIBOR plus a margin.
On November 18, 2016, the Company reached an agreement for the settlement of its outstanding obligation under a loan agreement dated June 20, 2008, with the respective lender. Under the terms of the agreement, the lending bank agreed to a write-off of almost half of the outstanding principal and interest due. A gain of $8,366 was recognized as part of the transaction included in "Gain on debt restructuring" in the accompanying consolidated statement of operations for the year ended December 31, 2016. On November 18, 2016, the Company repaid $8,200 of principal, as per agreement and during 2017, it fully repaid the outstanding amount totaling $2,000, according to the agreement concluded on November 18, 2016, under its loan agreement dated June 20, 2008.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.          Long-term Debt - continued:
As of December 31, 2016, the Company was in breach of certain financial covenants regarding its secured credit facility dated March 19, 2012 and had not made principal repayments and interest payments under this agreement. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company classified the respective bank loan amounting to $14,935 as current liability at December 31, 2016. On April 24, 2017, the Company made a prepayment of $15,158 and repaid in full the outstanding amount and overdue interest under a loan agreement dated March 19, 2012.
On June 22, 2017, the Company entered into a secured credit facility of up to $150,000 to partially finance the construction costs relating to the four VLGCs Anderida, Aisling, Mont Fort and Mont Gelé. The facility bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments. As of December 31, 2017, the Company drew the whole amount of $150,000, related to the delivery of the four VLGCs and made scheduled repayments amounted to $2,284.
The aggregate available undrawn amount under the Company's facilities at December 31, 2016 and 2017 was $0.
The weighted-average interest rates on the above outstanding debt were: 4.98%, 3.15% and 3.37% for the years ended December 31, 2015, 2016 and 2017, respectively.
The table below presents the movement for bank loans throughout 2017:
Loan	Loan agreement date	Original Amount	December 31, 2016	New Loans	Repayments	December 31, 2017
Secured Credit Facility	March 19, 2012	$19,065	$14,935	-	(14,935)	$-
Secured Credit Facility	June 20, 2008	103,200	2,000	-	(2,000)	-
Secured Credit Facility	June 22, 2017	150,000	-	150,000	(2,284)	147,716
			$16,935	150,000	(19,219)	$147,716

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.          Long-term Debt - continued:
The Company's secured credit facility dated June 22, 2017 is secured by first priority mortgage over the Company's VLGCs, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation. The loan contains customary financial covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position and operating performance, such as maintaining liquidity above a certain level. The Company's secured credit facility imposes operating and negative covenants on the Company and its subsidiaries. These covenants may limit the ability of certain of the Company's subsidiaries to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of December 31, 2017, the Company was in compliance with the covenants regarding its secured credit facilities.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31, 2015, 2016 and 2017, amounted to $177,537, $8,299 and $17,125, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statement of operations.
The annual principal payments required to be made after December 31, 2017, including balloon payments, totaling $147,716, are as follows:
Due through December 31, 2018	$12,179
Due through December 31, 2019	12,179
Due through December 31, 2020	12,180
Due through December 31, 2021	12,180
Due through December 31, 2022	12,180
Thereafter	86,818
Total principal payments	147,716
Less: Financing fees	(2,378)
Total debt	$145,338
The Loan Facility Agreement with Sierra is discussed in Note 3 herein.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
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
Interest rate swaps, cap and floor agreements: All of the Company's interest swap agreements were either matured or terminated during the year ended December 31, 2016. As of December 31, 2016 and December 31, 2017, the Company had no interest rate swap agreements outstanding.
Accumulated other comprehensive loss included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for vessels under construction and related costs" amounting to $16,463, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2015 and 2016, the amounts of $466 and $110, respectively, were reclassified into the consolidated statement of operations.
The fair value of the interest rate swap agreements equates to the amount that would be paid by the Company if the agreements were transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.
The change in the fair value of such interest rate swap agreements that do not qualify for hedge accounting for the years ended December 31, 2015 and 2016 amounted to gains of $10,848 and $2,193, respectively, and are included in "Gain/ (Loss) on interest rate swaps" in the accompanying consolidated statement of operations.
		Amount of Gain/(Loss)
		Year Ended December 31,
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	2015	2016	2017
Interest rate swaps	Gain/(Loss) on interest rate swaps	$(11,601)	$403	$-
Total		$(11,601)	$403	$-
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets, other non-current assets and liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. Assets and liabilities held for sale are stated at fair value less cost to sell. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the investment in Heidmar was determined based on a valuation method that combines (weighs) the income and the market approach using unobservable in the market place inputs (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively.
For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company has in place its valuation policies and procedures regarding the assessment of the significant inputs used for the determination of the fair value of its investment. The development and determination of the inputs for fair value measurements categorized within Level 3 and fair value calculations are the Company's responsibility with support from the third party valuator and which are approved by the Company's management.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.          Financial Instruments and Fair Value Measurements - continued:
Any changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions used by the third party valuator, assessed by the Company for accuracy and reasonability, and recorded as appropriate. The significant assumptions and valuation methods that the Company used to determine the initial fair value and any subsequent change in the fair value of the Company's investment in Heidmar are discussed below and in Note 9.
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
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.
	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Investment in affiliate – Heidmar (Note 9)	$-	$-	$34,000

Total	$-	$-	$34,000

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of December 31, 2016.
	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Long-lived assets held and used	$-	$95,550	$-
Total	$-	$95,550	$-

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.          Financial Instruments and Fair Value Measurements - continued:
On June 8, 2015, the Company recognized a loss due to the deconsolidation of Ocean Rig of $1,347,106, which was calculated as the fair value of the Company's equity method investment in Ocean Rig less the Company's 47.2% interest in Ocean Rig's net assets on June 8, 2015 (Note 9).
In accordance with the provisions of relevant guidance, ten tanker vessels held for sale with a carrying amount of $587,271 were written down to their fair value as determined based on the agreed sale prices, resulting in a charge of $56,631, which was included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 6).
The impairment review performed as of June 30, 2015 indicated also that one of the Company's vessels, with a carrying amount of $95,937, should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other"  in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 6).
Following the sale agreements for the sale of 14 vessel owning companies (and related vessels) and three vessels (Note 6), the associated 17 vessels held for sale with a carrying amount of $748,320 were written down to their fair values as determined based on the agreed sale prices, resulting in a charge of $375,090 included in "Impairment loss (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
Furthermore due to their classification as held for sale (Note 6), 22 vessels were written down to their fair value as determined based on the valuations of the independent valuators, resulting in a charge of $422,404, which was included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
Following the sale agreements for two Supramax vessels (Note 6), the vessels, which had an aggregate carrying value of $17,820, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $6,035, included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations for the year ended December 31, 2015.
During the three month period ended December 31, 2015, an additional charge of $113,019 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell (Note 6).
During 2016, the sale of the owning companies of the Capesize vessels Fakarava, Rangiroa and Negonego resulted in a charge of $23,018 and the sale of the vessel Coronado resulted into a gain of $1,084, both included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" for the year ended December 31, 2016 (Note 6).
An additional charge of $18,266 was also recognized as "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, as of March 31, 2016.
Due to the sale of the vessels Ocean Crystal, Sonoma and Sorrento (Note 6), the Company revalued the above vessels with reference to the purchase prices as concluded in the respective Memoranda of Agreement and recognized a gain amounting to $3,020 and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" for the year ended December 31, 2016.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.          Financial Instruments and Fair Value Measurements - continued:
Also, a loss of $641 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016 included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" related to the delivery of those vessels to their new owners.
On December 30, 2016, the Company's Board of Directors resolved that the 13 drybulk vessels of the Company's fleet that were previously classified as held for sale will not be sold, effective December 31, 2016. Therefore, the vessels were reclassified as held and used and a gain of $1,851 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" based on the respective U.S. GAAP guidance, due to their measurement at their fair values as at December 31, 2016 as determined based on valuations of the independent valuators.  Also, the impairment review for the year ended December 31, 2016  indicated that the carrying amount of the offshore support vessels was not recoverable and, therefore, a charge of $65,712 was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" in the accompanying consolidated statement of operations (Note 6).
The Company's independent members of the board, following the receipt of a fairness opinion, on August 11, 2017 approved a transaction pursuant to which the Company sold 36,363,636 of the Company's common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (i.e., the Private Placement). The Private Placement transaction was a non-cash transaction with a transfer of an exchange of assets and liabilities from entities that may be deemed to be beneficially owned by the Company's Chairman and CEO, Mr. George Economou, as a consideration for the common stock issued. The fair values of the non-cash transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction is considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction will be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company's exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 "Fair Value Measurement".
The Company issued an aggregate 36,363,636 shares of its common stock in the Private Placement to: (i) Sierra in exchange for the reduction of the principal outstanding balance by $27,000 of the Company's Revolving Facility (Note 3); (ii) SPII in exchange for the indirect purchase of the 49% equity interests in Heidmar that was measured at $34,000 (Note 9); and (iii) Mountain in exchange for the termination of the Participation Rights Agreement (Note 3) and the forfeiture of the Series D Preferred Shares. The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and is included in "Loss on Private Placement" in the accompanying consolidated statement of operations for the year ended December 31, 2017. In addition, an amount of $2,805 was classified under the respective "Stockholders' Contribution" as the difference between the carrying value of the Series D Preferred Stock before their forfeiture and their fair value.
On December 31, 2017, based on the valuation method that combines (weighs) the income and the market approach using unobservable in the market place inputs (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively, no change in the fair value of the Company's investment in Heidmar was identified and thus no adjustment in the fair value of the Company's investment in Heidmar was recorded in the accompanying consolidated statement of operations for the year ended December 31, 2017 as "Losses of affiliated companies" (Note 9).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.          Common Stock and Additional Paid-in Capital:
Net Loss Attributable to Dryships Inc. and Transfers to the Non-controlling Interest
The following table represents the effects of any changes in Dryships' ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships.
	Year Ended December 31,
	2015	2016	2017

Net loss attributable to Dryships Inc.	$(2,847,061)	$(198,686)	$(42,544)
Transfers to the non-controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(49,444)	-	-

Net transfers to the non-controlling interest	(49,444)	-	-

Net loss attributable to Dryships Inc. and transfers to/from the non-controlling interest	$(2,896,505)	$(198,686)	$(42,544)
Issuance of common shares
On December 23, 2016, the Company entered into an agreement (the "2016 Purchase Agreement") with Kalani Investments Limited (the "Investor"), an entity organized in the British Virgin Islands that is not affiliated with the Company, under which the Company could sell up to $200,000 of its common stock to Investor over a period of 24 months, subject to certain limitations, and receive up to an aggregate of $1,500 of shares of our common stock as a commitment fee in consideration for entering into the 2016 Purchase Agreement. Proceeds from any sales of common stock were used for general corporate purposes. Kalani had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. As of January 31, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of its common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, the Company sold an aggregate of 32,681 shares (71,864,590 before the effect of the reverse stock splits) of common stock to the Investor, out of which 263 common shares (844,335 before the effect of the reverse stock splits) were commitment fees for entering into the 2016 Purchase Agreement.
On February 17, 2017, the Company entered into a common stock purchase agreement (the "February 2017 Purchase Agreement") with the Investor. The February 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $200,000 worth of shares of the Company's common stock over the 24-month term of the purchase agreement and receive up to an aggregate of $1,500 of shares of our common stock as a commitment fee in consideration for entering into the February 2017 Purchase Agreement. As of March 17, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of common stock under the February 2017 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the February 2017 Purchase Agreement, February 17, 2017, and March 16, 2017, the Company sold an aggregate 118,165 shares of its common stock (115,801,710 before the effect of the reverse stock splits) to the Investor, out of which 872 common shares (854,631 before the effect of the reverse stock splits) were commitment fees for entering into the February 2017 Purchase Agreement.
On April 3, 2017, the Company entered into a common stock purchase agreement (the "April 2017 Purchase Agreement") with the Investor. The April 2017 Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $226,400 worth of shares of the Company's common stock over the 24-month term of the April 2017 Purchase Agreement and receive up to an aggregate of $1,500 of shares of the Company's common stock as a commitment fee in consideration for entering into the April 2017 Purchase Agreement.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.          Common Stock and Additional Paid-in Capital - continued:
On August 11, 2017, the Company terminated the April 2017 Purchase Agreement. Between the date of the April 2017 Purchase Agreement, April 3, 2017, and August 10, 2017, the Company has sold an aggregate of 31,392,280 shares of its common stock (123,998,456 before the effect of the reverse stock splits) to the Investor, out of which 42,630 common shares (879,711 before the effect of the reverse stock splits) were commitment fees for entering into the April 2017 Purchase Agreement for a total proceeds of $193,598.
On August 11, 2017, the Company's Audit Committee approved a Term Sheet pursuant to which the Company sold 36,363,636 of the Company's common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share. The Private Placement closed on August 29, 2017, when the Company issued an aggregate 36,363,636 shares of its common stock to SPII, Sierra and Mountain, entities that may be deemed to be beneficially owned by Mr. Economou (Note 3). The Company did not receive cash proceeds from the Private Placement.
Pursuant to the Term Sheet, the Audit Committee also approved a Rights Offering that commenced on August 31, 2017 and allowed the Company's shareholders to purchase their pro rata portion of up to $100,000 of the Company's common shares at a price of $2.75 per share. In connection with the Rights Offering, on August 29, 2017, Sierra also entered into a Backstop Agreement to purchase from the Company, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to existing shareholders' exercise in full of their rights. On October 4, 2017 and following the closing of the rights' subscription, the Company issued 36,363,636 shares of its common stock, of which 305,760 shares were issued to existing eligible shareholders and 36,057,876 shares were issued to Sierra as per the Backstop Agreement. The Company received $841 from the subscribed shareholders. Regarding the common shares issued to Sierra, the Company did not receive any cash proceeds (Note 3).
Issuance of preferred shares
On June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 0 common shares (310 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). The securities were issued to the investor through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. The Company further received $5,000 due to the exercise of all warrants, and the total proceeds were $10,000. The Series C Convertible Preferred Stock accrued cumulative dividends on a monthly basis at an annual rate of 8%. Such accrued dividends were payable in shares of common stock or in cash at the Company's option, or in a combination of cash and common shares.
On July 6, 2016, August 3, 2016, September 1, 2016, October 5, 2016 and November 4, 2016, the Company issued 0 (70 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (17 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (278 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7reverse stock splits), 0 (328 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7reverse stock splits) and 0 (339 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7reverse stock splits) shares of Common stock, respectively, as dividend to the holders of our Series C Convertible Preferred shares.
As of November 18, 2016, the 5,000 Series C Convertible Preferred Shares issued on June 15, 2016 and their respective $400 dividends have been converted to 29 common shares (28,697 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) and, the 5,000 of the Series C Convertible Preferred Shares issued on August 10, 2016 due to the exercise of the respective warrants, and their respective $344 dividends have been converted to 152 common shares (149,187 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.          Common Stock and Additional Paid-in Capital – continued:
Issuance of preferred shares – continued:
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility with Sifnos (Note 3) into 29 Series D Preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. Each preferred share had 100,000 votes and was not convertible into common stock of the Company. The 29 Series D Preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) were issued on September 13, 2016.
On November 16, 2016, the Company entered into a Securities Purchase Agreement with the Investor for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 47 common shares (46,609 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits - with the number of common shares issuable subject to adjustment as described therein), and 0 common shares (13 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). The total gross proceeds from the sale of the securities and the exercise of the preferred warrants were $100,000. The Series E1 and E2 Convertible Preferred Shares were entitled to receive dividends which could be paid by the Company in shares of common stock or cash or a combination of cash and common shares and which were cumulative and accrued and compounded monthly.
As of December 31, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, which were issued on November 21, 2016, and their respective $1,400 dividends were converted to 873 common shares (856,352 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7reverse stock splits). Also, as of December 31, 2016, all preferred warrants were exercised and the 80,000 preferred shares were issued and together with their respective $5,551 dividends were converted to 3,153 common shares (3,090,405 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Finally, all prepaid warrants have been exercised and in this respect, 45 common shares (44,822 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) were issued.
On August 29, 2017, following the closing of the Private Placement, all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) that Sifnos held were forfeited. An amount of $2,805, being the difference between the carrying value of the Series D Preferred Stock as of the forfeiture date and their fair value, was classified under the respective "Stockholders' Contribution" (Note 3).
Treasury stock
On September 9, 2017, 3 shares (3,009 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company's common stock, held as treasury stock, were retired. As of December 31, 2017, the Company did not hold any treasury stock.
Reverse stock splits
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.          Common Stock and Additional Paid-in Capital – continued:
Reverse stock splits – continued:
On January 18, 2017, the Board of Directors of the Company determined to effect a 1-for-8 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017.
On April 6, 2017, the Company determined to effect a 1-for-4 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on April 11, 2017.
On May 2, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on May 11, 2017.
On June 16, 2017, the Company determined to effect a 1-for-5 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on June 22, 2017.
On July 18, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on July 21, 2017.
All previously reported share and per share amounts have been restated to reflect the reverse stock splits.
Dividends
On February 27, 2017, the Company's Board of Directors decided to initiate a new dividend policy. Under this policy, the Company expects to pay a regular fixed quarterly dividend of $2,500 to the holders of common stock. In addition, at its discretion, the Board may decide to pay additional amounts as dividends each quarter depending on market conditions and the Company's financial performance, over and above the fixed amount.
On February 27, 2017, the Company's Board of Directors declared a quarterly dividend of $2,500 with respect to the quarter ended December 31, 2016 to the shareholders of record as of March 15, 2017. The dividend was paid on March 30, 2017.
On April 11, 2017, the Company's Board of Directors declared a quarterly dividend of $2,500 with respect to the quarter ended March 31, 2017 to the shareholders of record as of May 1, 2017. The dividend was paid on May 12, 2017.
On July 7, 2017, the Company's Board of Directors declared a quarterly dividend of $2,500 with respect to the quarter ended June 30, 2017 to the shareholders of record as of July 20, 2017. The dividend was paid on August 2, 2017.
On October 16, 2017, the Company's Board of Directors declared a quarterly dividend of $2,500 with respect to the quarter ended September 30, 2017 to the shareholders of record as of October 27, 2017. The dividend was paid on November 13, 2017.
On February 6, 2018, the Company's Board of Directors declared a quarterly dividend of $2,500 with respect to the quarter ended December 31, 2017 to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018 (Note 19).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.	Equity incentive plan:
On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance. The Plan expired on January 16, 2018 in accordance with its terms.
On January 12, 2011, 9,000,000 shares (1 share after all reverse stock splits) of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares (1 share after all reverse stock splits) vesting on the grant date and 1,000,000 shares (0 share after all reverse stock splits) vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share (share price before reverse stock splits). As of December 31, 2017, 8,000,000 of these shares (1 share after all reverse stock splits) have vested.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares (1 share after all reverse stock splits) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vested over a period of two years with 333,334 shares (1 share after all reverse stock splits) vesting on the grant date, 333,333 shares (0 share after all reverse stock splits) vesting on August 20, 2014 and 333,333 shares (0 share after all reverse stock splits) on August 20, 2015, respectively. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share (share price before reverse stock splits). As of December 31, 2016, the shares have vested in full.

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares (0 share after all reverse stock splits) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years, with 400,000 shares (0 share after all reverse stock splits) vesting on December 31, 2014, 400,000 shares (0 share after all reverse stock splits) vesting on December 31, 2015, and 400,000 shares (0 share after all reverse stock splits) vesting on December 31, 2016. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share (share price before reverse stock splits). As of December 31, 2016, these shares have vested in full.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares (0 share after all reverse stock splits) of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years, with 700,000 shares (0 share after all reverse stock splits) vesting on December 31, 2015, 700,000 shares (0 share after all reverse stock splits) vesting on December 31, 2016 and 700,000 shares (0 share after all reverse stock splits) vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share (share price before reverse stock splits). As of December 31, 2017, the shares have vested in full.
As of December 31, 2015, 2016 and 2017, there was $5,999, $2,419 and $691, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost at December 31, 2017 is expected to be recognized over the following year.
The amounts of $6,590, $3,580 and $1,728 represent the stock based compensation expense for the year ended December 31, 2015, 2016 and 2017, respectively, and are recorded in "General and administrative expenses" in the accompanying consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017, respectively.
14.          Commitment and contingencies:
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
Following determination of the Chinese Maritime authorities on the apportionment of inter ship liability, the P&I Club proceeded with the settlement of the property damage claim of the owners of the fishing boat. Crew claims were separately settled by such club. The criminal proceedings in relation to such case are now closed.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016 commenced London arbitration references against, among others, the Company, seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by the Company. HPOR has since filed an application with the Court of Appeals in the U.K. for leave to appeal the arbitration awards.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.          Commitment and contingencies - continued:
14.1          Legal proceedings - continued
On July 4, 2017, the Company announced that it and Mr. Economou had been named as defendants in a lawsuit filed in High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest. The plaintiff sought, among other things, a temporary restraining order and preliminary injunction to suspend any further issuances of new shares of common stock by the Company at a price per share below the price specified by the plaintiff in the complaint, as well as certain other compensatory and punitive damages specified in the complaint. On July 24, 2017, the High Court of the Marshall Islands (the "Court") issued an order denying plaintiff's motion for a preliminary injunction.  On August 10, 2017, the plaintiff filed a first amended complaint that added a new plaintiff, and was styled as a direct action only, alleging three new counts for breach of fiduciary duties and constructive fraud, and removing certain of the counts asserted in the original complaint. The plaintiffs requested to proceed pro se and on August 16, 2017, the Court granted a motion to withdraw filed by plaintiffs' counsel. On August 22, 2017, now acting pro se, plaintiffs filed a motion for leave to file a second amended complaint, making certain changes to the allegations of the first amended complaint and propounding an additional count for breach of fiduciary duties. The most recent complaint seeks compensatory damages of $1.56 million and treble punitive damages of $4.68 million against Mr. Economou, and requests injunctive and equitable relief against the Company. The Company and Mr. Economou believe the complaint, as amended, to be without merit and filed motions to dismiss the second amended complaint.  At the oral argument on defendants' motions to dismiss, held on February 2, 2018, the Court announced that it was inclined to grant both motions to dismiss, and directed the parties to submit proposed orders on or before February 23, 2018.  The Court stated that after the Court received and reviewed all timely proposed orders, it would issue final decisions in writing.  On February 26, 2018, plaintiff filed a motion for voluntary dismissal without prejudice.  On March 6, 2018, defendants filed a joint opposition to plaintiff's motion for voluntary dismissal and moved to strike plaintiff's notice of dismissal and for the entry of dismissal with prejudice, which plaintiff opposed.  The Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018.  Plaintiff filed a new action in the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.). The Company and Mr. Economou believe that the complaint is without merit and intend to contest the allegations in the Texas action.
On August 2, 2017, a purported class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of its executive officers. The complaint alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company will respond to the complaint by the appropriate deadline to be set in the future, which is presently set at May 25, 2018. The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain Ocean Rig creditors against, among others, the Company and two of its executive officers (who are currently directors) and TMS Offshore Services. The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. The Company (and all other defendants) moved to dismiss the case on October 31, 2017 and the motion has been briefed. In a scheduling conference held on February 14, 2018 in the Marshall Islands, the Court scheduled oral argument to proceed on June 6, 2018. The Company is not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.
Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of Ocean Rig's creditors referenced above. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the restructuring.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.          Commitment and contingencies - continued:
14.1          Legal proceedings – continued
The Company received a subpoena from the SEC requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and July 2017. The Company is providing the requested information to the SEC.
During September 2017, the vessels Majorca and Marbella experienced two grounding incidents with approximately total off-hire days of 82 days and 33 days, respectively, while the total recoverable cost is estimated to $1,828 and $641, respectively, which will be covered by the Company's H&M insurers.
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
14.2          Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of December 31, 2017, amounts to $47,507 for the twelve months ending December 31, 2018, $37,266 for the twelve months ending December 31, 2019, $37,284 for the twelve months ending December 31, 2020, $37,266 for the twelve months ending December 31, 2021 and $72,263 for the twelve months ending December 31, 2022 and after. These amounts do not include any assumed off-hire.
Under the June 25, 2015 agreement discussed below, the Company amended 11 charter agreements with significantly lower charter rates. Under seven of the Company's charter agreements, the charterer had the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options were exercised, less $5,000 per vessel or (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement would automatically be terminated on the date of completion of the current voyage. These options were exercisable beginning late March 2015 and throughout the term of the charter agreements, which were set to expire through 2020. On June 25, 2015, the Company concluded an agreement with the charterer under which the charterer agreed to forgo the exercise of the purchase option under the seven charter agreements in exchange for a reduction of $35,000 in overdue receivables, $5,000 cash payment to the Company and write off the remaining $16,471 in overdue receivables as of May 31, 2015 against "Voyage revenues". Out of the $35,000, the $6,759 had been amortized, while the remaining $28,241 was written off as "Loss on contract cancellation". As part of the transaction, new time charters were agreed for a period of over four years.
15.          Interest and Finance Costs:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	Year ended December 31,
	2015	2016	2017

Interest incurred on long-term debt	$150,061	$6,164	$1,499
Interest, amortization and write off of financing fees on loan from affiliate and related party	3,642	1,563	15,239
Amortization and write-off of financing fees	23,834	572	387
Discount on receivable from drilling contract	4,048	-	-
Commissions, commitment fees and other financial expenses and related party	2,607	558	778
Capitalized interest and finance costs	(12,060)	-	(3,196)
Total	$172,132	$8,857	$14,707

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.          Segment information:
The Company has currently four reportable segments from which it derives its revenues: drybulk, offshore support, tanker and gas carrier segments. The Company, after selling its whole tanker fleet during 2015, re-entered the tanker market through the acquisition of four tanker vessels (Note 6) which were delivered during the six-month period ended June 30, 2017. The Company also entered during 2017 the gas carrier market through the acquisition of four VLGCs (Notes 5 and 6). Finally, the Company received earnings or losses from its investment in Ocean Rig up to April 5, 2016 (Notes 3 and 9). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes. The gas carrier segment currently consists of vessels for the transportation of liquefied petroleum gas.
The tables below present information about the Company's reportable segments as of and for the years ended December 31, 2015, 2016 and 2017, and the column "Other" relates to the Company's investment in Heidmar. The years that the Company had no ownership in the drilling and gas carrier segments are not presented in the below table. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis. The Company also measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment			Offshore Support Segment			Drilling Segment	Tanker Segment			Gas Carrier Segment	Other	TOTAL
	2015	2016	2017	2015	2016	2017	2015	2015	2016	2017	2017	2017	2015	2016	2017
Revenues	$ 115,598	$ 30,777	$ 65,723	$8,118	$21,157	$3,819	$725,805	$120,304	$ -	$20,858	$ 10,316	$-	$969,825	$51,934	$100,716
Vessels and drilling units operating expenses	(87,704)	(30,969)	(40,024)	(3,977)	(14,587)	(4,749)	(259,623)	(19,770)	(7)	(8,830)	(5,745)	-	(371,074)	(45,563)	(59,348)
Depreciation and amortization	(65,607)	-	(7,326)	(672)	(3,466)	(950)	(155,352)	(6,021)	-	(4,652)	(2,038)	-	(227,652)	(3,466)	(14,966)
Goodwill impairment	-	-	-	-	(7,002)	-	-	-	-	-	-	-	-	(7,002)	-
Loss on contract cancellation	(28,241)	-	-	-	-	-	-	-	-	-	-	-	(28,241)	-	-
Impairment loss, gain/(loss) from sale of vessels and vessel owning companies and other	(1,000,485)	(35,470)	4,425	-	(70,873)	(300)	-	(56,631)	-	-	-	-	(1,057,116)	(106,343)	4,125
General and administrative expenses	(44,519)	(29,822)	(19,095)	(2,858)	(9,849)	(7,677)	(46,989)	(10,546)	(37)	(2,384)	(1,816)	-	(104,912)	(39,708)	(30,972)
Gain/(loss) on interest rate swaps	567	(917)	-	-	-	-	9,588	1,446	514	-	-	-	(11,601)	403	-
Gain on debt restructuring	-	10,477	-	-	-	-	-	-	-	-	-	-	-	10,477	-

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.          Segment Information - continued:
Income taxes	-	-	(56)	(188)	(38)	(20)	(36,931)	-	-	-	(76)	-	(37,119)	(38)	(152)
Net income/(loss)	(1,180,056)	(69,966)	(23,676)	(2,711)	(86,553)	(13,322)	(1,601,451)	(23,868)	(713)	(4,492)	(1,054)	-	(2,808,086)	(198,686)	(42,544)
Net income/(loss) attributable to Dryships Inc.	(1,180,056)	(69,966)	(23,676)	(2,657)	(86,553)	(13,322)	(1,640,480)	(23,868)	(713)	(4,492)	(1,054)	-	(2,847,061)	(198,686)	(42,544)
Interest and finance cost	(45,321)	(8,706)	(13,476)	(105)	(93)	(24)	(123,463)	(8,766)	(58)	(4)	(1,203)	-	(177,655)	(8,857)	(14,707)
Interest income	76	66	1,310	2	13	25	5,954	18	2	-	30	-	6,050	81	1,365
Change in fair value of derivatives (gain)/loss	(10,768)	(1,957)	-	(6)	-	-	349	(422)	(236)	-	-	-	(10,848)	(2,193)	-
Total assets	$342,287	$162,532	$348,657	$131,124	$31,191	$26,871	$-	$2,641	$7	$202,543	$322,854	$34,000	$476,052	$193,730	$934,925

A reconciliation of interest and finance costs with the consolidated amounts is as follows:
	December 31, 2015	December 31, 2016	December 31, 2017
Interest and finance costs
Interest for reportable segments	177,655	8,857	14,707
Elimination of intersegment interest	(5,523)	-	-
Total consolidated Interest and finance costs	$172,132	$8,857	$14,707

Interest income
Interest for reportable segments	6,050	81	1,365
Elimination of intersegment interest	(5,523)	-	-
Total consolidated Interest income	$527	$81	$1,365

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.          Segment information - continued:
The drilling revenue shown in the table below is analyzed by country based upon the location where the drilling takes place and up to deconsolidation of Ocean Rig at June 8, 2015:

Country	Year ended December 31, 2015
Congo	$31,807
Norway	101,584
Brazil	253,283
Ivory Coast	12,065
Angola	275,410
Falkland	51,656
Total leasing and service revenues	$725,805

The revenue shown in the table below is analyzed by country based upon the location where the operation of the offshore support vessels takes place:

	Year ended December 31,
Country	2015	2016	2017
Brazil	8,118	19,312	5,018
Europe	-	1,800	-
Total revenues	$8,118	$21,112	$5,018

As of December 31, 2015, all of the Company's offshore support vessels operated in Brazil while as of December 31, 2016, three of the offshore support vessels either operated or were idle in Brazil and the remaining offshore support vessels were laid up in Europe. As of December 31, 2017, all of the Company's offshore support vessels were laid up.
The Company's drybulk, tanker and gas carrier vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.          Losses per share:
	Year ended December 31,
	2015			2016				2017
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc.	$(2,847,061)	-	$-	$(198,686)	-	$-	$(42,544)	-	$-
Plus: Contribution from Series D Preferred Stock	-	-	-	-	-	-	2,805	-	-
-Less: Convertible Preferred stock dividends	-	-	-	(7,695)	-	-	-	-	-
-Less: Non-vested common stock dividends declared and undistributed earnings	(570)	-	-	-	-	-	-	-	-
Basic LPS
Loss available to common stockholders	$(2,847,631)	57	$(49,958,438.60)	$(206,381)	453	$(455,587.20)	$(39,739)	35,225,784	$(1.13)
Dilutive effect of securities
Diluted LPS
Loss available to common stockholders	$(2,847,631)	57	$(49,958,438.60)	$(206,381)	453	$(455,587.20)	$(39,739)	35,225,784	$(1.13)

For the years ended December 31, 2015, 2016 and 2017 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.          Income Taxes:
18.1          Drybulk, Offshore Support, Gas Carrier and Tanker Segments
None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands and Malta and Norway, the countries in which Dryships and the drybulk, offshore support, gas carrier and tanker vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.
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
The Republic of the Marshall Islands and Malta and Norway, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries may be eligible to qualify for exemption from United States federal income taxation with respect to U.S. source shipping income if such companies satisfy certain ownership and documentation requirements under applicable U.S. federal income tax law and regulations. The ship-owning subsidiaries will be deemed to satisfy these certain requirements if the Company is able to satisfy such requirements.
The Company believes that it satisfied the Publicly-Traded Test for its 2015 and 2016 Taxable Years and, therefore, 100% of the stock of its Republic of the Marshall Islands and Malta ship-owning subsidiaries was treated as owned by individuals "resident" in the Republic of the Marshall Islands and Malta. However, the Company did not satisfy the ownership requirements to qualify for an exemption from United States taxation on its U.S. source shipping income for the taxable year ending December 31, 2017. Therefore, each of the Company's Republic of the Marshall Islands, Malta and Norway ship-owning subsidiaries are subject to U.S. federal income tax in respect of their U.S. source shipping income. As a result, the Company recognized the related tax expense amounted to $152, in the accompanying consolidated statement of operations for the year ended December 31, 2017.
18.2          Drilling Segment (up to June 8, 2015 – date of deconsolidation):
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.          Income Taxes – continued:
18.2          Drilling Segment (up to June 8, 2015 – date of deconsolidation) - continued:
The components of Ocean Rig's income/ (losses) before taxes were as follows:
Year ended December 31, 2015
Domestic income / (loss) (Republic of the Marshall Islands)	$90,181
Foreign income	42,277
Total income before taxes	$132,458
The components of the Company's tax expense were as follows:

Year ended December 31, 2015
Current Tax expense	$37,119
Income taxes	$37,119

Effective tax rate	28.0%
For fiscal year 2015, the current tax expense was mainly related to withholding tax based on total contract revenue or bareboat fees. In 2015, approximately 48% of the current tax expense was related to withholding taxes in Angola. For fiscal year 2017, the current tax expense is mainly related to U.S. federal income tax on its U.S. source shipping income.
Taxes have not been reflected in other comprehensive loss since the valuation allowances would result in no recognition of deferred tax.
Reconciliation of total tax expense:	Year ended December 31, 2015
Income tax	$37,119
Taxes on litigation matters subject to statutory rates, including interest and penalties	-
Total	$37,119

Ocean Rig had from 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2015, most of its activities were in the Republic of the Marshall Islands with tax rate of zero.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.          Subsequent Events:
19.1 On January 4, 2018, the vessel Mont Gelé was delivered to the Company and the amount paid in the escrow account was released to the HHI. On January 11, 2018, Mont Gelé commenced its time charter on a fixed rate with ten years firm duration to an oil major trading company.
19.2 On January 24, 2018, the Company entered into a secured credit facility of up to $90,000. The facility has a tenor of five years, bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and balloon payments at maturity, has customary financial covenants and is secured by first priority mortgages over the Company's four tankers. On January 26, 2018, the Company drew down the full amount of $90,000.
19.3 On January 29, 2018, the Company entered into a secured credit facility of up to $35,000. The facility has a tenor of six years, bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and balloon payments at maturity, has customary financial covenants and is secured by first priority mortgages over the vessels Valadon, Matisse and Rapallo. On March 7, 2018, the Company drew down the full amount of $35,000.
19.4 On February 1, 2018, the Company fully repaid the outstanding at that time balance of $73,841 under the Loan Facility Agreement with Sierra.
19.5 On February 6, 2018, the Company's board of directors declared a quarterly dividend of $2,500 with respect to the quarter ended December 31, 2017, to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018.
19.6 On February 6, 2018, the Company's board of directors approved a stock repurchase program under which the Company may repurchase up to $50,000 of its outstanding common shares for a period of 12 months. The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of April 4, 2018, the Company has repurchased 2,816,445 shares of its common stock for a gross consideration of $11,282 including commission fees. As of April 4, 2018, the number of shares of the Company's common stock outstanding is 101,458,263.
19.7 On February 8, 2018, the Company announced the planned spinoff of its gas carrier business. In the spinoff, the Company plans to distribute to holders of its common stock 49% of the issued and outstanding shares of Gas Ships Limited's common stock, the Company's wholly-owned subsidiary. Following the spinoff, Gas Ships Limited will be a publicly-traded company, and the Company will retain a 51% ownership interest in Gas Ships Limited. The spinoff is subject to certain conditions, including the effectiveness of Gas Ships Limited's Form F-1 registration statement and final approval and declaration of the distribution by the Company's board of directors.  The Company may, at any time until the closing of the spinoff, decide to abandon, modify or change the terms of the spinoff.
19.8 On March 8, 2018, the Company entered into a secured credit facility of up to $30,000. The facility has a tenor of six years, bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, has customary financial covenants and is secured by first priority mortgages over the vessels Judd and Raraka. On March 13, 2018, the Company drew down the full amount of $30,000.
19.9 On April 2, 2018, the Company entered into a finance lease arrangement with a major Chinese leasing company for the Company's Kamsarmax drybulk vessel, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provides for the transfer of the Kelly to the buyer for 50% of the agreed purchase price, which will be calculated as the lower of (a) the vessel's net book value as of June 30, 2017 and (b) the vessel's fair value close to the delivery date, and as part of the agreement, the Company's wholly-owned subsidiary will bareboat charter the vessel back for a period of ten years (expiry in April 2028). Charterhire under the bareboat arrangement is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. The Company has purchase options to re-acquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon the expiration of the agreement for 33% of the financing amount. The Company is a guarantor under the bareboat charter, which also includes customary terms, conditions and financial covenants. The vessel is expected to be delivered and leased back to the Company in April 2018.