Form 20-F
period 2018-12-31
DryShips Inc.
filed 2019-03-01
CIK 1308858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 20-F
__________________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

c/o Dryships Management Services Inc.
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, there were 87,232,028 shares of the registrant's common stock, $0.01 par value, outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	our continued borrowing availability under our credit facilities and financing arrangements and compliance with the covenants contained therein;
•	our leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	our ability to successfully employ our existing drybulk, tanker and offshore support vessels, as applicable;
•	our offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,
•
our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk, tanker, and offshore support market trends, charter rates and factors affecting supply and demand;
•	our expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation and governmental proceedings.

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
Reference in this annual report to "TMS Managers" refer to TMS Bulkers Ltd. ("TMS Bulkers"), TMS Tankers Ltd. ("TMS Tankers"), TMS Offshore Services Ltd. ("TMS Offshore Services"), TMS Cardiff Gas Ltd. ("TMS Cardiff Gas"), TMS Dry Ltd. ("TMS Dry"), together with Cardiff Tankers Inc. ("Cardiff Tankers") and Cardiff Gas Ltd ("Cardiff Gas") are the "TMS Entities",  all of which are entities that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou.
A. Selected Financial Data
The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

	Year Ended December 31,
(In thousands of U.S. dollars except per share and share data)	2014	2015	2016	2017	2018

STATEMENT OF OPERATIONS
Total revenues	$2,185,524	$969,825	$51,934	$100,716	$186,135
Voyage expenses	117,165	65,286	9,209	19,704	31,676
Vessels and drilling units operating expenses	844,260	371,074	47,443	60,260	68,391
Depreciation and amortization	449,792	227,652	3,466	14,966	25,881
Loss on contract cancellation	1,307	28,241	—	—	—
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other	38,148	1,057,116	106,343	(4,125)	(9,623)
Impairment on goodwill	—	—	7,002	—	—
General and administrative expenses – cash(1)	182,593	97,106	36,128	29,244	27,623
General and administrative expenses – non-cash	11,093	7,806	3,580	1,728	691
Other, net	(2,013)	(2,948)	(2,138)	(12)	853
Operating income/(loss)	543,179	(881,508)	(159,099)	(21,049)	40,643
Interest and finance costs	(411,021)	(172,132)	(8,857)	(14,707)	(21,779)
Interest income	12,146	527	81	1,365	2,833
Gain on debt restructuring	—	—	10,477	—	—
Loss on Private Placement	—	—	—	(7,600)	—
Gain/(loss) on interest rate swaps	(15,528)	(11,601)	403	—	—
Other, net	7,067	(9,275)	(199)	(401)	89

Income/(loss) before income taxes and losses of affiliated companies	135,843	(1,073,989)	(157,194)	(42,392)	21,786
Loss due to deconsolidation of Ocean Rig	—	(1,347,106)	—	—	—
Income taxes	(77,823)	(37,119)	(38)	(152)	(6)
Losses of affiliated companies	—	(349,872)	(41,454)	—	—

Net Income/(loss)	58,020	(2,808,086)	(198,686)	(42,544)	21,780
Less: Net income attributable to non-controlling interests	(105,532)	(38,975)	—	—	—

Net Income/(loss) attributable to DryShips Inc.	$(47,512)	$(2,847,061)	$(198,686)	$(42,544)	$21,780
Net Income/(loss) attributable to common stockholders	$(48,209)	$(2,847,631)	$(206,381)	$(39,739)	$21,780
Earnings/(Losses) per common share attributable to DryShips Inc. common stockholders, basic	$(1,236,128.21)	$(49,958,438.60)	$(455,587.20)	$(1.13)	$0.22

Weighted average number of common shares, basic(2)	39	57	453	35,225,784	98,113,545
Earnings/(Losses) per common share attributable to DryShips Inc. common stockholders, diluted	$(1,236,128.21)	$(49,958,438.60)	$(455,587.20)	$(1.13)	$0.22
Weighted average number of common shares, diluted(2)	39	57	453	35,225,784	98,113,545
Dividends declared per share(2)	$—	$—	$—	$26.85	$0.05
_______________________
(1)
Cash compensation to members of our senior management and our executive and non-executive directors amounted to $5.8 million, $8.4 million, $4.0 million, $0.2 million, and $0.3 million for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

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

	As of and for the Year Ended December 31

(In thousands of U.S. dollars except share data and fleet data)	2014	2015	2016	2017	2018
BALANCE SHEET DATA:
Total current assets	$1,215,044	$269,067	$98,170	$60,060	$197,914
Total assets	10,359,370	476,052	193,730	934,925	1,011,305
Current liabilities, including current portion of long-term debt and finance lease liabilities, net of deferred finance cost	1,609,527	354,640	27,339	22,555	55,598
Total long-term debt and finance lease liabilities, including current portion	5,517,613	340,622	133,428	216,969	362,047
DryShips common stock	1	1	46	1,043	1,043
Number of shares issued	58,839	59,014	4,617,142	104,274,708	104,274,708
Total DryShips Inc. stockholders' equity	2,992,821	121,412	49,774	707,036	637,729

OTHER FINANCIAL DATA:
Net cash provided by/(used in) operating activities	$475,108	$215,747	$(25,356)	$(38,019)	$31,557
Net cash provided by/(used in) investing activities	(806,193)	(531,564)	55,052	(689,992)	177,650
Net cash provided by/(used in) financing activities	250,709	(316,291)	32,052	681,463	(82,552)

EBITDA(1)	$984,510	$(2,371,710)	$(186,406)	$(14,084)	$66,613

(1)
EBITDA, a non-U.S. GAAP measure, represents net income/(loss) before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. The following is a reconciliation of EBITDA to net income/(loss) attributable to the Company, the most directly comparable financial measure calculated in accordance with U.S. GAAP:

DRYBULK CARRIER FLEET DATA:
Average number of vessels(2)	38.7	35.8	19.4	18.1	19.2
Total voyage days for drybulk carrier fleet(3)	13,889	12,562	6,404	6,534	6,947
Total calendar days for drybulk carrier fleet(4)	14,122	13,060	7,116	6,604	7,024
Drybulk carrier fleet utilization(5)	98.35%	96.19%	89.99%	98.94%	98.90%

(In Dollars)
AVERAGE DAILY RESULTS:
Time charter equivalent(6)	$12,354	$9,171	$3,658	$8,544	$12,405
Vessel operating expenses(7)	$6,400	$6,715	$4,826	$6,061	$6,343

TANKER FLEET DATA:
Average number of vessels(2)	10.0	6.2	—	2.5	4.6
Total voyage days for tanker fleet(3)	3,650	2,168	—	911	1,685
Total calendar days for tanker fleet(4)	3,650	2,267	—	911	1,685
Tanker fleet utilization(5)	100%	95.63%	—	100%	100%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent(6)	$21,835	$36,389	$—	$13,216	$20,715
Vessel Operating Expenses(7)	$7,138	$8,721	$—	$9,693	$7,536

GAS CARRIER FLEET DATA:
Average number of vessels(2)	—	—	—	1.0	3.3
Total voyage days for gas carrier fleet(3)	—	—	—	355	1,197
Total calendar days for gas carrier fleet (4)	—	—	—	355	1,197
Gas carrier fleet utilization(5)	—	—	—	100%	100%

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent(6)	$—	$—	$—	$27,994	$27,883
Vessel Operating Expenses(7)	$—	$—	$—	$16,183	$8,611

OFFSHORE SUPPORT FLEET DATA:
Average number of vessels(2)	—	6.0	6.0	6.0	6.0
Total voyage days for offshore support fleet(3)	—	426	1,615	439	—
Total calendar days for offshore support fleet (4)	—	426	2,196	2,190	2,190
Offshore support fleet utilization(5)	—	100.0%	73.54%	20.05%	—

(In Dollars)
AVERAGE DAILY RESULTS:
Time Charter Equivalent(6)	$—	$18,460	$11,949	$7,314	$—
Vessel Operating Expenses(7)	$—	$9,336	$9,032	$10,818	$—

	For the Year Ended December 31,
(U.S. dollars in thousands)	2014	2015	2016	2017	2018

Net Income/(loss) attributable to DryShips Inc.	$(47,512)	$(2,847,061)	$(198,686)	$(42,544)	$21,780
Add: Net interest expense	398,875	171,605	8,776	13,342	18,946
Add: Depreciation and amortization	449,792	227,652	3,466	14,966	25,881
Add: Income taxes	77,823	37,119	38	152	6
Add: Net income attributable to Non-controlling interests	105,532	38,975	—	—	—
EBITDA	$984,510	$(2,371,710)	$(186,406)	$(14,084)	$66,613

(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period, divided by the number of calendar days in that period.

(3)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days.

(4)
Calendar days are the total number of days the vessels were in our possession for the relevant period including off-hire days associated with drydockings or special or intermediate surveys and laid-up days.

(5)
Fleet utilization is the percentage of time that our vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following tables reflect the reconciliation of TCE rates to voyage revenues for the periods presented:

	Year Ended December 31,
Drybulk Carrier Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2014	2015	2016	2017	2018

Voyage revenues (8)	$205,630	$138,828	$30,777	$65,724	$94,369
Voyage expenses	$(34,044)	$(23,619)	$(7,349)	$(9,900)	$(8,190)
Time charter equivalent revenues	$171,586	$115,209	$23,428	$55,824	$86,179
Total voyage days for drybulk carrier fleet	13,889	12,562	6,404	6,534	6,947
Time charter equivalent (TCE) rate	$12,354	$9,171	$3,658	$8,544	$12,405

	Year Ended December 31,
Tanker Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2014	2015	2016	2017	2018

Voyage revenues	$162,817	$120,304	$—	$20,858	$57,004
Voyage expenses	$(83,121)	$(41,413)	$—	$(8,818)	$(22,100)
Time charter equivalent revenues	$79,696	$78,891	$—	$12,040	$34,904
Total voyage days for tanker fleet	3,650	2,168	—	911	1,685
Time charter equivalent (TCE) rate	$21,835	$36,389	$—	$13,216	$20,715

	Year Ended December 31,
Gas Carrier Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2014	2015	2016	2017	2018

Voyage revenues	$—	$—	$—	$10,316	$34,762
Voyage expenses	$—	$—	$—	$(378)	$(1,386)
Time charter equivalent revenues	$—	$—	$—	$9,938	$33,376
Total voyage days for gas carrier fleet	—	—	—	355	1,197
Time charter equivalent (TCE) rate	$—	$—	$—	$27,994	$27,883

	Year Ended December 31,
Offshore Support Segment
(In thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and voyage days)
	2014	2015	2016	2017	2018

Voyage revenues	$—	$8,118	$21,157	$3,819	$—
Voyage expenses	$—	$(254)	$(1,860)	$(608)	$—
Time charter equivalent revenues	$—	$7,864	$19,297	$3,211	$—
Total voyage days for offshore support fleet	—	426	1,615	439	—
Time charter equivalent (TCE) rate	$—	$18,460	$11,949	$7,314	$—

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs including dry-docking costs, is calculated by dividing vessel operating expenses by fleet calendar days net of laid up days for the relevant time period.

(8)	Adjusted for certain one-off accruals and provisions.

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
The degree of charterhire rate volatility among different types of drybulk carriers has varied widely, and in recent years charterhire rates for drybulk carriers have declined significantly from historically high levels. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk carrier charter market and the performance of the overall drybulk shipping market. The BDI declined 98% in 2008 from a peak of 11,793 in May 2008 to a low of 290 in February 2016 and has remained volatile since then. As of February 5, 2019 the BDI was at 629, having more than halved year to date.
The volatility in drybulk carrier charter rates has been due to various factors, including the over-supply of drybulk carriers and the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk carriers, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our credit facilities and financing arrangements. If low charter rates in the drybulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and our ability to comply with the financial covenants in our credit facilities and financing arrangements. In such a situation, unless our lenders or counterparties are willing to provide waivers of covenant compliance or modifications to our financial covenants, they could accelerate our debt or terminate the bareboat charter arrangements, as applicable, and we could face the loss of our vessels. In addition, the decline in the drybulk carrier charter market has in the past had and may continue to have additional adverse consequences for the drybulk shipping industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the drybulk shipping industry. Accordingly, the value of our common stock could be substantially reduced or eliminated.
As of December 31, 2018, we employed 11 of our drybulk carriers in the spot market and pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we have 5 vessels scheduled to come off their time charters in 2019 for which we will be seeking new employment. We may not be able to successfully charter our drybulk carriers in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
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
The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of February 1, 2019, newbuilding orders had been placed for an aggregate of 10.6% of the existing global drybulk fleet by dwt, with deliveries expected to reach 89.7 million dwt during the next three years. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exert significant downward pressure on charter rates. If market conditions worsen, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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
Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. As of December 31, 2018, four of our tanker vessels were employed in the spot market, one was employed under a long-term charter and one was idle. As a result, our tanker vessels currently have limited contractual committed future revenues and thus are largely subject to spot market rates, which are highly volatile. If the tanker industry, which has been highly cyclical and volatile, is depressed in the future when a tanker vessel is employed in the spot market, when a charter expires, or at a time when we may want to sell a tanker vessel, our earnings and available cash flow will be adversely affected. There is no assurance that we will be able to successfully charter our tanker vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations, including payment of debt service to lenders.
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
Also, if the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. The total newbuilding orderbook for VLCC, Suezmax and Aframax vessels scheduled to enter the fleet through 2019 as of February 1, 2019 stood at 13.5%, 10.4% and 9.5% by dwt, respectively, and there can be no assurance that the orderbook will not increase further in proportion to the existing fleets. If the supply of tanker capacity does not normalize with respect to demand, charter rates could further decline and remain depressed for a prolonged period.
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
The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In February 1, 2019, the orderbook as a percentage of the global fleet by dwt for tankers was 10.8%, compared to a peak of just under 48.4% in 2008, according to industry sources and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity does not normalize with respect to demand, charter rates could further decline and remain depressed for a prolonged period. A continued depression in charter rates and the value of our tanker vessels may have a material adverse effect on our results from operations.
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
General Shipping Industry Risk Factors
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to breach certain covenants in some of our credit facilities and financing arrangements and we may incur a loss if we sell vessels following a decline in their market value.
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
For example, during 2016 and as a result of the fair value less costs to sell re-measurement of our drybulk carriers, an impairment loss of $18.3 million was recognized, which was partly offset later in the year by $3.0 million due to the revaluation of three vessels to their fair values less costs to sell as determined by the sale prices concluded in the respective memoranda of agreement and a gain amounted to $1.9 million due to the reclassification of our drybulk carriers as held and used on December 31, 2016. An impairment charge amounting to $65.7 million was also recognized on December 31, 2016 as a result of the impairment review performed for our offshore support vessels. No impairment charge was recognized on December 31, 2017. During 2018 and as a result of the impairment review performed it was determined that the carrying amount of our offshore support vessels and one of our tanker vessels was not recoverable and therefore, an impairment loss of $9.7 million was recognized on December 31, 2018. In addition, an impairment loss of $7.3 million was recognized in 2018 due to the reclassification of our four VLGCs as held for sale on September 30, 2018 and their carrying amount was written down to their fair value less costs to sell as determined by the sale prices concluded in the respective memoranda of agreement dated July 4, 2018. Our four VLGCs were delivered to their new owners during the fourth quarter of 2018 and an additional total loss of $0.3 million was recorded for the year ended December 31, 2018.
Declining vessel values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the reduction in lending commitments, the pledging of unencumbered vessels as additional collateral, the ability to maintain our targeted leverage rations, the requirement to repay outstanding amounts or a breach of covenants set forth in our existing and future credit facilities and financing arrangements.
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities, oil and gas in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.5% for the year ended December 31, 2018, as compared to approximately 6.9% for the year ended December 31, 2017, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.
Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic drybulk shipping and oil tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

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
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges. Geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," changes in U.S. trade policies, treaties and tariffs, and the presence of the United States and other armed forces in Afghanistan, additional acts of terrorism and armed conflict around the world may contribute to further economic instability in global financial markets.
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
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, in Mumbai on November 26, 2008 and in Paris on November 13, 2015, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
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
Our business and the operation of our drybulk, tanker and offshore support vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
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
We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo, oil, and natural gas by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk, oil industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk, tanker or offshore support shipping companies, this would have an adverse impact on our results of operations.
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
In September 2017, Ocean Rig UDW Inc., or Ocean Rig, its subsidiaries Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc., and certain creditors completed a restructuring of Ocean Rig's balance sheet, or the Restructuring. We refer to Ocean Rig UDW Inc. and such subsidiaries as the Ocean Rig Parties. The Ocean Rig Parties are our former subsidiaries.

In connection with the Restructuring, we and certain of our current executive officers are defendants in a lawsuit brought against us on August 31, 2017, by certain creditors of the Ocean Rig Parties, or the Ocean Rig Creditors, in the High Court of the Republic of the Marshall Islands. Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by the Ocean Rig Creditors. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the restructuring.
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
We and certain of our current executive officers are defendants in a putative class-action lawsuit pending in the U.S. District Court for the Eastern District of New York, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We and Mr. Economou were also defendants in a lawsuit filed in the High Court of the Marshall Islands alleging, in relevant part, breaches of fiduciary duty and constructive fraud, which was recently voluntarily dismissed. We and Mr. Economou are currently defendants in a lawsuit filed by the same plaintiff, asserting similar claims and violations of the Exchange Act, in the U.S. District Court for the Western District of Texas. Further, as noted above and below, we and certain of our current executive officers are also defendants in a lawsuit brought by certain Ocean Rig Creditors in the Republic of the Marshall Islands, which lawsuit alleges claims for avoidance and recovery of actual and/or constructive fraudulent conveyances and aiding and abetting fraudulent conveyances. See "Item 8. Financial Information - A. Consolidated statements and other financial information - Legal Proceedings."
While we believe these claims to be without merit and intend to continue to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation or governmental proceedings in the normal course of business. Monitoring and defending against, and complying with legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
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
Our indebtedness could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our credit facilities and financing arrangements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.
Our ability to service our debt and financing arrangements will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness or financing arrangement, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, reducing or eliminating dividends to our shareholders, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.
We are also a guarantor under (i) our subsidiary's $13.1 million financing arrangement, (ii) our subsidiaries' $82.0 million financing arrangements (iii) our subsidiaries' $171.5 million finance lease liabilities, (iv) our subsidiaries' $90.0 million secured credit facility dated January 24, 2018, (v) our subsidiaries' $35.0 million secured credit facility dated January 29, 2018, (vi) our subsidiaries' $30.0 million secured credit facility dated March 8, 2018, (vii) our subsidiary's $16.5 million secured credit facility assumed on June 1, 2018, (viii) our subsidiary's $33.8 million secured credit facility assumed on June 8, 2018 and (ix) our subsidiary's $8.9 million secured credit facility assumed on December 14, 2018. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources." Any inability by our subsidiaries to honor their obligations under the aforementioned credit facilities or financing arrangements could require us to honor their obligations, which could negatively impact our business.

We may be unable to comply with covenants in our current or future financing arrangements.
Our credit facilities and financing arrangements, as applicable, impose operating restrictions on us that prohibit, or otherwise limit our ability, or the ability of our subsidiaries party thereto, to:
•	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;
•	undergo a change in control or merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
•	incur additional indebtedness, including issuing guarantees, or refinancing or prepaying any indebtedness, unless certain conditions exist;
•	create or permit liens on our assets;
•	acquire or sell vessels, unless certain conditions exist;
•	enter into other financing arrangements;
•	make investments;
•	change the general nature of our business;
•	enter into transactions with affiliates;
•	amend, modify or change our organizational documents;
•	make capital expenditures; and
•	sell, transfer or lease the vessel mortgaged under the facility.
Additionally, under the $90.0 million secured credit facility dated January 24, 2018, the $35.0 million secured credit facility dated January 29, 2018,  the $30.0 million secured credit facility dated March 8, 2018, the $16.5 million secured credit facility assumed on June 1, 2018, the $33.8 million secured credit facility assumed on June 8, 2018 and the $8.9 million  secured credit facility assumed on December 14, 2018, subject to certain qualifying events, we must generally continue to beneficially own 100% of all issued and outstanding common stock and voting rights of our vessel-owning subsidiaries that are the borrowers under the facilities. Mr. Economou must also generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
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
Our financing arrangements require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain (i) minimum liquidity; (ii) a minimum working capital level and (iii) a maximum leverage ratio. In addition, our financing arrangements require us to ensure that the market value of the vessel does not fall below a certain percentage of the outstanding amount of the financing arrangements, which we refer to as value maintenance clause or loan-to-value ratio.

Additionally, under our bareboat charter agreements dated November 19, 2018, we provided a guarantee regarding any prepayment due in respect of the value maintenance clause under the existing secured credit facilities of the respective vessels.
A violation of any of the operating restrictions and financial covenants contained in our existing credit facilities or financing arrangements could constitute an event of default under the agreement, which, unless cured, if applicable, or waived or modified by our lenders or counterparties, provides our lenders or counterparties, as applicable, with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our financial covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness, foreclose their liens on our vessels and the other assets securing the credit facilities, and/or allow the charterer to terminate the bareboat charter and withdraw the vessel, which would impair our ability to continue to conduct our business.
Events beyond our control, including changes in the economic and business conditions in the international markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facility. For example, during 2016, we were not in compliance with several financial and other covenants in our then outstanding credit facilities. Further, although we have settled or refinanced all of our commercial credit facilities entered into prior December 31, 2016, we were as recently as April 24, 2017 not in compliance with the value maintenance clause in our since repaid commercial credit facility relating to our drybulk carrier segment and the various financial covenants therein. Our ability to maintain compliance also depends substantially on the value of our assets, our charterhire, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy.
As of December 31, 2017 and 2018, respectively, we were in compliance with the financial covenants contained in our then outstanding credit facilities and financing arrangements.
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
Our ability to make scheduled payments on our outstanding indebtedness, any future newbuilding installments, and other obligations will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk, tanker and offshore support shipping industries or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure employment at acceptable rates and our ability to renew our existing time charters or obtain new charters at the prevailing economic and competitive conditions.
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
As of December 31, 2018, nine of our vessels were employed under long time charters with an aggregate five charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk, tanker or offshore support shipping industries and the overall financial condition of the counterparties. In addition, in challenging market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter-hire or attempt to renegotiate charter rates.
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
When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk, tanker or offshore support shipping industries remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our current or future credit facilities and financing agreements.

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
As of February 28, 2019, we have no future contracted revenue for our fleet of OSVs because all the vessels in our OSV fleet are laid up.  Further, any future contracted revenue for our fleet of OSVs may not be ultimately realized. We may not be able to perform under our future time-charter contracts due to events beyond our control, and our future customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower daily rates. Our inability or the inability of our future customers to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.
During 2017, we acquired nine secondhand drybulk carriers and four secondhand tankers. During 2018, we acquired four secondhand drybulk carriers, three of which as right-of-use assets, and two secondhand tankers. While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.
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
The hull and machinery of every commercial drybulk, tanker and offshore support vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and International Convention for the Safety of Life at Sea of 1974, or SOLAS. All of our drybulk and tanker vessels are certified as being "in class" by major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping, DNV-GL, and Korean Register of Shipping). Each of our operating offshore support vessels is certified as being "in class" by American Bureau of Shipping. Our six operating offshore support vessels will complete their first Special Periodical Surveys upon reactivation.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any of our vessels does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports, or operate, and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities and financing arrangements. Any such inability to carry cargo or be employed, or operate, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of February 28, 2019, all of the vessels in our fleet had an average age of 6.3 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, RightShip, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that RightShip has vetted with fewer than three stars. Effective as of January 1, 2018, RightShip's age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable RightShip inspection will be required. RightShip may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by RightShip, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Therefore, one of our drybulk carriers approach 18 years of age, we may not be able to operate this vessel profitably during the remainder of its useful life. As of February 28, 2019, none of our drybulk carriers are over 18 years of age.
Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.
If our drybulk, tanker or offshore support vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of dividends, if any, in the future. We also may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.
We may not be able to maintain or replace our drybulk, tanker or offshore support vessels as they age.
The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing or future drybulk, tanker or offshore support vessels units, as applicable, to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drybulk, tanker and/or offshore support vessels.
We may not be able to pay dividends.
In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, previously suspended dividends on shares of our common stock. Beginning for the fourth quarter ended December 31, 2016, our board of directors approved a dividend policy to declare and pay quarterly dividends of $2.5 million to holders of our common stock. The dividend per share to be paid by the Company is determined based on the number of shares outstanding on the applicable record date. Accordingly, our board of directors declared quarterly dividends of $2.5 million to holders of our common stock for the quarter ended March 31, 2018. On July 30, 2018, our board of directors decided to suspend our previously announced cash dividend policy until further notice.
The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international drybulk, tanker and offshore support shipping industries are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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
From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2018, we did not have any derivative instruments.
The derivative contracts we enter into, or may enter into, to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
From time to time, we enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategy, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognized fluctuations in the fair value of these contracts in our statement of operations. As of December 31, 2018, we did not have any interest rate swaps.
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
Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for our vessels, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for our offshore support vessels was received in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses were paid in Euros, Brazilian Real or other currencies depending in part on the location of our operations. For the year ended December 31, 2018, approximately 39.0% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. Our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.
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

Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.
Our debt under our credit facilities and financing arrangements bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness.
We depend entirely on the TMS Entities to manage and charter our drybulk, tanker and offshore support fleet.
Since January 1, 2011, we have subcontracted the commercial and technical management of our drybulk, tanker and offshore vessels, including crewing, maintenance and repair, to TMS Bulkers, TMS Tankers and TMS Offshore Services. Effective January 1, 2017, we entered into new agreements or the New TMS Agreements for vessel management services, including executive management services, with TMS Bulkers and TMS Offshore Services to streamline the services offered by TMS Bulkers under the management agreements with each of our drybulk vessel owning subsidiaries and by TMS Offshore Services, pursuant to the respective management agreements with our offshore support vessel owning subsidiaries. Effective January 1, 2017, we also entered into new agreements with TMS Cardiff Gas and TMS Tankers regarding our acquired tanker and gas carrier vessels on similar terms as the New TMS Agreements. On May 31, 2018, we supplemented the management services providers under the New TMS Agreements to include TMS Dry, which is the manager of the Newcastlemax drybulk carriers, the Huahine, Conquistador, Pink Sands and Xanadu. TMS Cardiff Gas provided us with such management services until the disposal of our four VLGCs during the fourth quarter of 2018.
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
Under our New TMS Agreements with the TMS Managers, as with previous arrangements, the TMS Managers will not be liable to us for any losses or damages arising in the course of their performance under the agreement unless such loss or damage will be proved to have resulted from the negligence, gross negligence or willful default by any TMS Manager, their employees or agents and in such case each TMS Manager liability per incident or series of incidents is limited to a total of ten times the annual management fee payable under the relevant agreement. The new management agreements with the TMS Managers further provide that the TMS Managers are not liable for any of the actions of the crew, even if such actions are negligent, grossly negligent or willful, except to the extent that they were shown to have resulted from a failure by any TMS Manager to perform their obligations with respect to management of the crew. Except to the extent of the liability cap described above, we will indemnify each TMS Manager and their employees and agents against any losses incurred in the course of the performance of these agreements.
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
Our Chairman and Chief Executive Officer has affiliations with TMS Entities, which could create conflicts of interest.
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
In particular, the TMS Entities may give preferential treatment to vessels that may be deemed to be beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.
While we adhere to high standards of evaluating related party transactions, agreements between us and other related parties may be challenged as less favorable than agreements that we could obtain from unaffiliated third parties. Further, conflicts of interest that arise in connection with Mr. Economou's related parties may be resolved in a manner adverse to us.
Our management agreements with the TMS Managers, as well as other securities we may issue and agreements we may enter into in the future with related parties, may be challenged to be on terms that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.
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
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2018, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports or operate in these countries from time to time in the future on our charterers' instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 14 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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
Risks Relating to Our Common Stock
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, 83.4% of our issued and outstanding common stock, has control over us, which will limit your ability to influence our actions.
As of February 28, 2019, our Chairman and Chief Executive Officer, Mr. George Economou, may be deemed to have beneficially owned, directly or indirectly, approximately 83.4% of our outstanding common stock and therefore has the power to exert considerable influence over our actions. In addition, pursuant to the terms of certain of our secured credit facilities, Mr. Economou must generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital. The interests of our Chairman and Chief Executive Officer may be different from your interests.
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
Our common stock commenced trading on the Nasdaq National Market, now the Nasdaq Global Market, in February 2005. Our common stock now trades on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common stock will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the drybulk shipping industry;
•	market conditions in the drybulk, tanker or offshore support industries and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	announcements concerning us or our competitors;
•	material litigation including class action lawsuits, or governmental proceedings; and
•	sales of our common stock or other securities in the future.
Our common stock currently trades above the minimum $1.00 bid price required by Nasdaq's listing standards, but there is no guarantee that our shares will stay above the minimum $1.00 bid price. We have in the past and may in the future fail to comply with the Nasdaq requirements.  If we fail to maintain compliance with Nasdaq's listing standards, our common stock may be delisted.
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
Anti-takeover provisions in our organizational documents and provisions in certain of our secured credit facilities could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
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
In addition, pursuant to the terms of certain of our secured credit facilities, our Chairman and Chief Executive Officer, Mr. George Economou, must generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
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
Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.
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
Item 4. Information on the Company

A. History and Development of the Company
DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on September 9, 2004. Our principal executive offices are located at c/o Dryships Management Services Inc., 109 Kifissias Avenue and Sina Street, Marousi, 151 24, Athens, Greece. Our telephone number at that address is +30-216-200-6600. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of DryShips Inc.'s Internet site is http://www.dryships.com.
Business Development
Developments related to Ocean Rig
On April 5, 2016, we sold all of our shares of Ocean Rig to Ocean Rig Investments, Inc., a subsidiary of Ocean Rig and as such we no longer hold any shares of Ocean Rig as of the date of this annual report.

Developments related to Sifnos and Sierra
On October 21, 2015, as amended on November 11, 2015, we entered into a secured revolving credit facility, or the Revolving Credit Facility, of up to $60.0 million with Sifnos Shareholders Inc., or Sifnos, an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, for general working purposes. The Revolving Credit Facility was secured by shares that we held in Ocean Rig and in Nautilus (defined below) and by a first priority mortgage over one Panamax drybulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of our common stock or into shares of common stock of Ocean Rig held by us. The conversion would be based on the volume weighted average price of either stock plus a premium. In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. Specifically, we, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 8 preferred shares (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of us. As of December 22, 2015, we drew down the amounts of $30.0 million under the Revolving Credit Facility. On December 30, 2015, our board of directors exercised the right to convert $10.0 million of the outstanding principal amount of the Revolving Credit Facility into 8 shares of our Series B Convertible Preferred Stock (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which our common shares were entitled to vote as a single class and each share of Series B Convertible Preferred Stock had five votes. The shares of Series B Convertible Preferred Stock were to be mandatorily converted into our common shares on a one to one basis within three months after the issuance thereof or any earlier date selected by us in our sole discretion. The above transactions were approved by the independent members of our board of directors on the basis of fairness opinions obtained in connection with those transactions.
On March 24, 2016, we entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019, and to cancel the option of the lender to convert the outstanding Revolving Credit Facility to our common stock. Additionally, subject to Sifnos' prior written consent, we had the right to convert $8.75 million of the outstanding balance of the Revolving Credit Facility into 29 of our preferred shares (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares), with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction, we also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Convertible Preferred Shares (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by Sifnos for $8.75 million. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion. We subsequently cancelled the Series B Convertible Preferred Shares previously held by Sifnos, effective March 24, 2016.On March 29, 2016, we drew down the amount of $28.0 million under the Revolving Credit Facility.
On April 5, 2016, we sold all of our shares in Ocean Rig, to a subsidiary of Ocean Rig  for total cash consideration of approximately $49.9 million and used $45.0 million from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility.  In addition we reached an agreement under the Revolving Credit Facility whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to DryShips, in exchange for a 40% loan to value maximum loan limit, being introduced under this facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.
On September 9, 2016, we entered into an agreement to convert $8.75 million of the outstanding balance of the Revolving Credit Facility into 29 shares of our Series D Preferred shares (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares), which were issued on September 13, 2016. Each preferred share had 100,000 votes and was not convertible into our common stock. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion. Also on September 21, 2016, we drew down the amount of $7.8 million under the Revolving Credit Facility. On October 31, 2016, the Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding Revolving Credit Facility into shares of our common stock. On October 31, 2016 and as part of the sale of the vessel owning companies of Panamax drybulk carriers, the Amalfi, Galveston and Samatan, we paid the amount of $58.6 million to the new owners, being the difference between the purchase price and the outstanding balance of the respective secured credit facility, by increasing by the same amount the outstanding balance of the Revolving Credit Facility. Therefore, following this transaction, the outstanding balance under the Revolving Credit Facility was $69.4 million. The transaction was approved by the independent members of our board of directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two syndicated loans previously arranged by HSH Nordbank, with an outstanding balance of an aggregate $85.1 million under the ex-HSH syndicated facilities.

On December 15, 2016, we made a prepayment of $33.5 million under the Revolving Credit Facility. On December 30, 2016, we entered into a new senior secured revolving credit facility, or the New Revolving Facility, with Sifnos for the refinancing of its prior outstanding debt, which then amounted to a total of $121.0 million. Under the terms of the New Revolving Facility, Sifnos extended a new loan of up to $200.0 million that was secured by all of our then present and future assets except the MV Raraka. The New Revolving Facility carried an interest rate of LIBOR plus 5.5%, was non-amortizing, had a tenor of three years, had no financial covenants, was arranged with a fee of 2.0% and had a commitment fee of 1.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion. On January 19, 2017 and March 10, 2017, we acquired two VLGCs, which were then under construction and on April 6, 2017, acquired the two remaining VLGCs then under construction pursuant to the LPG Option Agreement and partially financed the closing price of the acquisition of the vessel owning companies of the four vessels by using the then remaining undrawn liquidity of $79.0 million, under the New Revolving Facility. On May 23, 2017, we were released of all of our obligations and liabilities under the New Revolving Facility, as amended, through a Notice of Release from Sifnos, and entered into an unsecured revolving facility agreement, or the Revolving Facility, with Sierra Investments Inc., or Sierra, and a separate participation rights agreement with Mountain Investments Inc., or Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer. The Revolving Facility carried an interest rate of LIBOR plus 6.5%, was non-amortizing, had a tenor of five years, had no financial covenants and was arranged with a fee of 1.0%. In addition, Mountain had the ability to participate in realized asset value increases of all of our present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and had a duration of up to the maturity of the Revolving Facility. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.
On August 11, 2017, the independent members of our board of directors following receipt of a fairness opinion on August 11, 2017, approved a transaction pursuant to which we sold 36,363,636 shares of our common stock to entities that may be deemed to be beneficially owned by Mr. Economou, our Chairman and Chief Executive Officer, for aggregate consideration of $100.0 million at a price of $2.75 per share, or the Private Placement. On August 11, 2017, we signed a binding term sheet, or the Term Sheet, pursuant to the Private Placement terms. Pursuant to the Term Sheet, the independent members of our board of directors also approved a subsequent rights offering, or the Rights Offering, that commenced on August 31, 2017 and  allowed our shareholders to purchase their pro rata portion of up to $100.0 million of our common stock at a price of $2.75 per share. On August 29, 2017 and in connection with the Rights Offering, we also entered into a backstop purchase agreement, or the Backstop Agreement, with Sierra, pursuant to which Sierra agreed to purchase from us, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to existing shareholders' exercise in full of their subscription rights.
On August 29, 2017 and following the closing of the Private Placement: (i) 9,818,182 common shares were issued to Sierra, an entity that may be deemed to be beneficially owned by Mr. George Economou, in exchange for the reduction of the principal outstanding balance by $27.0 million of our unsecured credit facility with Sierra, (ii) 14,545,454 common shares were issued to Mountain, an entity that may be deemed to be beneficially owned by Mr. George Economou, in exchange for the termination of the participation rights agreement dated May 23, 2017, or the Participation Rights Agreement, and the forfeiture of all outstanding shares of Series D Preferred shares (which carried 100,000 votes per share) and (iii) 12,000,000 common shares to SPII Holdings Inc., or SPII, as consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc., or the SPI, which directly holds a 49% interest in Heidmar Holdings LLC, or the Heidmar, a global tanker pool operator. On October 4, 2017, we announced the closing of the Rights Offering. Rights holders subscribed for an aggregate of 305,760 shares of our common stock and we raised approximately $0.8 million of gross proceeds therefrom, while 36,057,876 shares of our common stock, representing the number of common shares not issued pursuant to the full exercise of rights from existing shareholders, were issued to Sierra in exchange for the reduction in principal outstanding balance by $99.2 million of the Revolving Facility.

On October 25, 2017, we entered into  a new secured loan facility, or the Loan Facility Agreement, with Sierra to refinance the outstanding debt under Revolving Facility, amounting to a total of $73.8 million. The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of five years, had no arrangement or commitment fee and was secured by four of our vessels, two tanker vessels (Samsara and Balla) and two drybulk carrier vessels (Judd and Castellani). Furthermore, it contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. No arrangement fees or otherwise were charged in connection with the refinancing. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.
Other Developments
On June 8, 2016, we entered into a securities purchase agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares for $5.0 million, warrants to purchase 5,000 Series C Convertible Preferred Shares for $5.0 million and 0 shares of common stock (148,998 shares before the 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). As of November 18, 2016, the 5,000 Series C Convertible Preferred Shares and the 5,000 Series C Convertible Preferred Shares issued due to the exercise of the respective warrant have been converted (including their respective dividends) into an aggregate 181 shares of our common stock (21,038,020 shares before the 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).

On November 16, 2016, we entered into a Securities Purchase Agreement with Kalani Investments Limited, or Kalani, for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares for $20.0 million, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares for $30.0 million, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares for $50.0 million, prepaid warrants to initially purchase an aggregate of 47 shares of our common stock (372,874 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), and 0 shares of our common stock (100 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). As of December 12, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, the E-1 and E-2 Convertible Preferred Shares issued due to the exercise of the preferred warrants (including their respective dividends) and the prepaid warrants have been converted and/or exercised into 4,073 shares of our common stock (31,932,629 shares before the 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).
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
On February 6, 2018, our board of directors approved a stock repurchase program, under which we may repurchase up to $50.0 million of our outstanding common shares for a period of 12 months, or the Repurchase Program. Under the Repurchase Program, we could repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. On October 5, 2018, we completed in full our Repurchase Program. Under the Repurchase Program, we repurchased a total of 10,864,227 shares of our common stock for an aggregate amount of $50.2 million including fees.
On September 27, 2018, we invested $5.0 million in a 9.50% Senior Unsecured Callable Corporate Bond, or the "9.5% Corporate Bond" with a maturity of five years.
On October 29, 2018, our board of directors authorized a new stock repurchase program, under which we may repurchase up to $50.0 million of our outstanding common shares for a period of 12 months, or the New Repurchase Program. We may repurchase shares in privately negotiated or open market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The specific timing and amount of repurchases, if any, will be at the discretion of our management and will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations. We are not obligated under the program to purchase any shares. The New Repurchase Program may be suspended or discontinued at any time. We expect to finance the stock purchases with existing cash balances. As of February 28, 2019, we have repurchased a total of 6,523,854 shares of our common stock under the New Repurchase Program for an aggregate amount of $37.3 million including fees.

As of February 28, 2019, we have repurchased a total of 17,388,081 shares of our common stock for a gross consideration of $87.5 million including fees, pursuant to both of our repurchase programs. As of February 28, 2019, the number of shares of our common stock outstanding is 86,886,627.
Reverse Stock Splits
On February 22, 2016, a reverse stock split committee of our board of directors determined to effect a 1-for-25 reverse stock split of shares of our common stock. The reverse stock split occurred, and shares of our common stock began trading on a split adjusted basis on Nasdaq as of the opening of trading on March 11, 2016.
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
During 2018, we (i) sold six of our Panamax vessels for total gross proceeds of $52.8 million and (ii) sold our four VLGCs for total gross proceeds of $304.0 million, (iii) acquired rights of use for three Newcastlemax drybulk carriers for an aggregate purchase price of $171.5 million, and (iv) acquired one Newcastlemax drybulk carrier one Aframax tanker and one Suezmax tanker for an aggregate purchase price of $120.8 million. For more information, please see Notes 4, 6 and 7 to our consolidated financial statements included herein.
B. Business Overview
Overview
We are a diversified owner and operator of ocean going cargo vessels.
As of February 28, 2019, we owned or operated a fleet of 31 vessels comprised of (i) six Panamax drybulk carriers; (ii) eight Newcastlemax drybulk carriers; (iii) five Kamsarmax drybulk carriers; (iv) one VLCC; (v) three Aframax tankers; (vi) two Suezmax tankers; and (vii) six offshore support vessels, including two platform supply and four oil spill recovery vessels.

Our drybulk carriers, tankers and offshore support vessels and, until their disposal, our gas carrier vessels, operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Abandonment of the Separation of Gas Ships Limited
During 2018, we decided to abandon our previously announced plans for the legal and structural separation of 49% of our wholly-owned subsidiary, Gas Ships Limited, a Marshall Islands corporation (formerly known as LPG Investments Inc.), from the Company into a separate public company.
Our Fleet
Set forth below is summary information concerning our fleet as of February 28, 2019.
Drybulk Carriers
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment (3)	Gross rate per day(3)	Earliest	Latest
Newcastlemax:
Bacon	2013	205,170	Newcastlemax	T/C Index Linked	T/C Index Linked	Sep-19	Oct-19
Conquistador(4)	2016	209,090	Newcastlemax	T/C Index Linked	T/C Index Linked	N/A	N/A
Huahine	2013	206,037	Newcastlemax	T/C Index Linked	T/C Index Linked	Sep-19	Oct-19
Judd	2015	205,796	Newcastlemax	T/C Index Linked	T/C Index Linked	Sep-19	Oct-19
Marini(4)	2014	205,854	Newcastlemax	T/C Index Linked	T/C Index Linked	Oct-19	Dec-19
Morandi	2013	205,854	Newcastlemax	T/C Index Linked	T/C Index Linked	Aug-19	Sep-19
Pink Sands(4)	2016	208,931	Newcastlemax	T/C Index Linked	T/C Index Linked	N/A	N/A
Xanadu(4)	2017	208,827	Newcastlemax	T/C Index Linked	T/C Index Linked	N/A	N/A

(1)   The average age of the Newcastlemax drybulk carriers in our fleet, based on year built, is 4.0 years.
(2)   The total aggregate DWT of the Newcastlemax drybulk carriers in our fleet is 1,655,559.
(3)   T/C means time charter.
(4)   The vessel is time chartered by TMS Dry, an entity that may be deemed to be beneficially owned by Mr. George Economou.

						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment	Gross rate per day	Earliest	Latest
Kamsarmax:
Castellani	2014	82,129	Kamsarmax	Spot	Spot	N/A	N/A
Kelly	2017	81,300	Kamsarmax	Spot	Spot	N/A	N/A
Matisse	2014	81,128	Kamsarmax	Spot	Spot	N/A	N/A
Nasaka	2014	81,918	Kamsarmax	Spot	Spot	N/A	N/A
Valadon	2014	81,198	Kamsarmax	Spot	Spot	N/A	N/A
(1)   The average age of the Kamsarmax drybulk carriers in our fleet, based on year built, is 4.1 years.
(2)   The total aggregate DWT of the Kamsarmax drybulk carriers in our fleet is 407,673.

						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment	Gross rate per day	Earliest	Latest
Panamax:
Catalina	2005	74,432	Panamax	Spot	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	Spot	Spot	N/A	N/A
Raraka	2012	76,037	Panamax	Spot	Spot	N/A	N/A
(1)   The average age of the Panamax drybulk carriers in our fleet, based on year built, is 12.9 years.
(2)   The total aggregate DWT of the Panamax drybulk carriers in our fleet is 449,577.

Tankers

						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment(3)	Gross rate per day	Earliest	Latest
Very Large Crude Carrier:
Shiraga	2011	320,105	VLCC	Spot	Spot	N/A	N/A

Suezmax:
Marfa	2017	159,513	Suezmax	Spot	Spot	N/A	N/A

Samsara(4)	2017	159,855	Suezmax	T/C	$18,000 Base rate plus profit share	Mar-22	May-25

Aframax:
Balla	2017	113,293	Aframax	Spot	Spot	N/A	N/A
Botafogo	2010	106,892	Aframax	Spot	Spot	N/A	N/A
Stamos	2012	115,666	Aframax	Spot	Spot	N/A	N/A
(1)	The average age of the tanker vessels in our fleet, based on year built, is 4.7 years.
(2)	The total aggregate DWT of the tanker vessels in our fleet is 975,324.
(3)	T/C means time charter.
(4)	The vessel is time chartered by Cecilia Shipholdings Limited, an entity that may be deemed to be beneficially owned by Mr. George Economou.
Offshore support Vessels
						Redelivery
	Year Built(1)	DWT(2)	Type	Current employment	Gross rate per day	Earliest	Latest

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Laid up	N/A	N/A	N/A
Colorado	2012	1,430	PSV	Laid up	N/A	N/A	N/A

Oil Spill Recovery Vessels
Indigo	2013	1,401	OSRV	Laid up	N/A	N/A	N/A
Jacaranda	2012	1,360	OSRV	Laid up	N/A	N/A	N/A
Emblem	2012	1,363	OSRV	Laid up	N/A	N/A	N/A
Jubilee	2012	1,317	OSRV	Laid up	N/A	N/A	N/A

(1)	The average age of the offshore support vessels in our fleet, based on year built, is 6.0 years.
(2)	The total aggregate DWT of the offshore support vessels in our fleet is 8,328.
Our Drybulk Operations
During 2018, we renewed our drybulk fleet through the acquisition of right of use for three modern Newcastlemax drybulk carriers and the acquisition of the vessel owning company for one modern Newcastlemax drybulk carrier, and the sale of six oldest Panamax drybulk carriers. See "—Our Fleet" above.
Management of our Drybulk Carriers
We do not employ personnel to run our drybulk carrier operating and chartering business on a day-to-day basis. Effective January 1, 2011, we previously entered into management agreements with TMS Bulkers, a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. For a description of the terms of our prior management agreements with TMS Bulkers, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and TMS Dry—Management Agreements—Drybulk Carrier Segment."

Effective January 1, 2017, we and our vessel-owning subsidiaries entered into new agreements with TMS Bulkers, in accordance with the terms of the New TMS Agreements, to streamline the services offered by our managers. On May 31, 2018, we supplemented the management services providers under the New TMS Agreements to include TMS Dry, which is the manager of our new acquired Newcastlemax drybulk carriers, the Huahine, Conquistador, Pink Sands and Xanadu.  The all-in base cost for providing the increased scope of services was reduced to $1,643 per day per vessel, based on a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the management agreements with the TMS Bulkers and TMS Dry is 10 years.
We believe that TMS Bulkers and TMS Dry have established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. TMS Bulkers and TMS Dry utilize experienced personnel in providing us with comprehensive ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers and TMS Dry commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.
TMS Bulkers and TMS Dry completed implementation of the ISM Code in 2010, and have obtained documents of compliance for their office and safety management certificates for our drybulk carriers as required by the ISM Code and is ISO 14001 certified in recognition of its commitment to overall quality.
TMS Bulkers and TMS Dry may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, and, under the guidance of our board of directors, manage our business as a holding company, including our own administrative functions, and we monitor TMS Bulkers and TMS Dry performance under our management agreements.
Chartering of our Drybulk Carriers
We actively manage the deployment of our drybulk fleet between short-term time charters or spot charters, which generally last from several weeks to several days, and long-term time charters, which can last up to several years.
As of the date of this annual report, all but eight of our drybulk carriers are currently employed in the spot market.
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
During the year ended December 31, 2018, three of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (11%), Customer B (12%) and Customer C (13%). During the year ended December 31, 2017, one of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (10%). During the year ended December 31, 2016, one of our customers accounted for more than ten percent of our total drybulk revenues: Customer A (19%). Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any customer providing a significant percentage of our income over an extended period of time.
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
The BDI declined 98% in 2008 from a peak of 11,793 in May 2008 to a low of 290 in February 2016 and has remained volatile since then. As of February 5, 2019, the BDI was at 629, having more than halved year to date. There can be no assurance that they will increase further, and the market could decline again.
The International Drybulk Shipping Industry
Drybulk cargo is shipped and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, in 2018, approximately 5,206 million tonnes of cargo was transported by drybulk carriers, including iron ore, coal and grains representing 28.2%, 23.8% and 9.3% of the total drybulk trade, respectively.
The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. A significant component of drybulk trade is the import of iron ore and coal into China. In 2018, Chinese seaborne imports of these major bulk commodities stayed flat year-on-year at approximately 1,271 million tonnes, representing 24.4% of the total drybulk trade.
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

•
Newcastlemax Vessels have carrying capacities of 200,000-210,000 dwt. These vessels carry both iron ore and coal and they represent the largest vessels able to enter the port of Newcastle in Australia.  There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk carriers scheduled to be delivered in 2019 represents approximately 5.0% of the world drybulk fleet by dwt as of January 2019. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels; however in prior deteriorating freight environments, we have seen vessels as young as 16 years old being sent to the scrap yards.
Our Offshore Support Operations
On October 21, 2015 and November 24, 2015, we acquired 97.44% and 2.56% of the issued and outstanding share capital of Nautilus, which indirectly through its subsidiaries owns six offshore support vessels.
Management of our Offshore Support Vessels
We do not employ personnel to run our offshore support operating and chartering business on a day-to-day basis. Effective January 1, 2011, we previously entered into management agreements with TMS Offshore Services, a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. For a description of the terms of our prior management agreements with TMS Offshore Services, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and TMS Dry—Management Agreements—Offshore Support Segment."
Effective January 1, 2017, we and our vessel-owning subsidiaries entered into new agreements with TMS Offshore Services, in accordance with the terms of the New TMS Agreements, to streamline the services offered by our managers. The all-in base cost for providing the increased scope of services was reduced to $1,643 per day per vessel, based on a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the management agreements with the TMS Offshore Services is 10 years.
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

Our Gas Operations
On January 12, 2017, we entered into a "zero cost" option agreement, or the LPG Option Agreement, with companies that may be deemed to be beneficially owned by Mr. Economou to purchase up to four high specifications VLGC newbuildings with Hyundai Samho Heavy Industries Co., Ltd., or HHI. In January 2017, March 2017, and April 2017, we exercised all four of our options under the LPG Option Agreement, pursuant to which we acquired (i) the four owning companies that were parties to the four aforementioned VLGC newbuilding contracts with HHI and (ii) Cardiff LPG Ships Ltd and Cardiff LNGShips Ltd. On July 4, 2018, we entered into four memoranda of agreements for the sale of our four VLGCs, including their existing time charter contracts, to unaffiliated buyers for total gross proceeds of $304.0 million. On September 17, 2018, we entered into four separate addenda to the aforementioned memoranda of agreements, according to which the buyers are entitled to a fixed compensation of $15,000/day due to the delay on the vessels' delivery until the earlier between the actual delivery dates and December 15, 2018. The VLGCs were delivered to their buyers during the fourth quarter of 2018.
Management of our Gas Carriers
We did not employ personnel to run our gas carrier operating and chartering business on a day-to-day basis. During the fiscal year ended December 31, 2017, we and our vessel-owning subsidiaries entered into agreements with TMS Cardiff Gas, in accordance with the terms of the New TMS Agreements, to streamline the services offered by our managers. TMS Cardiff Gas is a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou. The all-in base cost for providing the increased scope of services was reduced to $1,643 per day per vessel, based on a minimum of 20 vessels, decreasing thereafter to $1,500 per day per vessel. The term of the management agreements with the TMS Cardiff Gas is 10 years. TMS Cardiff Gas provided such management services until the disposal of our four VLGCs to unaffiliated buyers during the fourth quarter of 2018.
We believe that TMS Cardiff Gas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.
Chartering of our Gas Carriers
As of the date of this annual report, we no longer own and operate any VLGC in our fleet.
Customers
Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally TMS Cardiff Gas' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our gas carrier vessels, should we re-enter the gas carrier segment in the future.
During the year ended December 31, 2018, 100% of our total revenues for our gas carrier segment derived from two customers.
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
The Gas Shipping Industry
International seaborne LPG and LNG transportation services are generally provided by two types of operators: LPG or LNG distributors and traders and independent shipowners. Traditionally the main trading route in our industry has been the transport of LPG and LNG from the Arabian Gulf to Asia. With the emergence of the United States as a major LPG and LNG export hub, the United States Gulf to Asia has become an important trade route. Vessels are generally operated under time charters, bareboat charters, spot charters, or contracts of affreightment. LPG and LNG distributors and traders use their fleets not only to transport their own LPG and LNG, but also to transport LPG and LNG for third-party charterers in direct competition with independent owners and operators in the tanker charter market. We operate in markets that are highly competitive and based primarily on supply and demand of available vessels. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications (size, age and condition). Our industry is subject to strict environmental regulation, including emissions regulations.

Our Tanker Operations
During 2017, we re-entered the tanker market by acquiring four tanker vessels, one VLCC, two Aframax tankers and one Suezmax tanker. During 2018, we expanded our tanker fleet by acquiring one Aframax tanker and one Suezmax tanker. See "—Our Fleet" above.
Management of our Tankers
Our tankers are managed by TMS Tankers, a company that may be deemed to be beneficially owned by Mr. George Economou, on similar terms as the service agreements contemplated by the New TMS Agreements with TMS Bulkers and TMS Offshore Services. We believe that TMS Tankers has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.
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
Customers
Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our tankers. During the year ended December 31, 2018, two of our customers accounted for more than ten percent of our total tanker revenues: Customer A (12%) and Customer B (12%). During the year ended December 31, 2017, three of our customers accounted for more than ten percent of our total tanker revenues: Customer A (25%), Customer B (19%) and Customer C (16%).
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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or "CAS." These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or "ESP Code," which provides for enhanced inspection programs. The above is applicable for tanker vessels over 15 years of age and drybulk carriers. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes that specify sulfur content. The MEPC 73 adopted resolution MEPC 305(73) which amends regulation 14 of MARPOL Annex VI and the form of the Supplement to the International Air Pollution Prevention, or the IAPP, Certificate to prohibit the carriage of non-compliant fuel oil for combustion purposes for propulsion or operation on board a ship. The carriage prohibition does not apply to ships employing an alternative arrangement (e.g., exhaust gas cleaning system) approved under regulation 4.1 of MARPOL Annex VI which is annotated in the Supplement to IAPP Certificate. This carriage ban enters into force on 1 March 2020; two months after the 1 January 2020 ban on using non-compliant fuel oil for propulsion or operation on board a ship as per resolution MEPC 280(70). These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency or theEPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or the EEDI.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards. Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance for this type of vessel, issued by the classification society on behalf of each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW.  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or the CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  The USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our tanker vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States", or the WOTUS, thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."  The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or the VIDA, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit, or the VGP, program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or the NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act, or the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or the NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.
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
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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

Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which includes actual or constructive total loss, for our fleet, caused by perils insured against. Our vessels are each covered up to at least fair market value with deductibles per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and liabilities arising out of the towage of the ship and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group has a structured sharing agreement for individual club claims exceeding $10 million, which enter into a common reinsurance arrangement up to $3.1 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
C. Organizational Structure
As of February 28, 2019, we owned or operated all of our drybulk, tanker and offshore support vessels through our wholly-owned subsidiaries. Please see Exhibit 8.1 to this annual report for a list of our subsidiaries. As of April 5, 2016, we no longer owned any stock of common stock of Ocean Rig.
D. Property, Plant and Equipment
We do not own any real property. We maintain our principal executive offices at c/o Dryships Management Services Inc., 109 Kifissias Avenue and Sina Street, Marousi, GR 151 24 Greece.
Our interests in our drybulk, tanker and offshore support vessels in our fleet are our only material properties. See "—B. Business Overview—Our Fleet."  Also see "—B. Business Overview—Environmental and Other Regulations in the Shipping Industry" for a description of environmental issues that may impact the use of our fleet.

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
Our Drybulk Carrier Segment
Factors Affecting Our Results of Operations—Drybulk Carrier Segment
We charter our drybulk carriers to customers mainly pursuant to long or short time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with drydockings or special or intermediate surveys and laid-up days. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days. The shipping industry uses voyage days to measure the number of days in a period during which vessels are available to generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our fleet calendar days for the relevant period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
Spot charter rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our drybulk carriers, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk carrier segment for the periods indicated.

	Year Ended December 31,
	2014	2015	2016	2017	2018

Average number of vessels	38.7	35.8	19.4	18.1	19.2
Total voyage days for fleet	13,889	12,562	6,404	6,534	6,947
Total calendar days for fleet	14,122	13,060	7,116	6,604	7,024
Fleet utilization	98.35%	96.19%	89.99%	98.94%	98.90%
Time charter equivalent	$12,354	$9,171	$3,658	$8,544	$12,405

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
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance including dry-docking costs, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.
Depreciation
We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Management Fees—Related Party
Management Agreements
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and TMS Dry—Management Agreements—Drybulk Carrier Segment."
General and Administrative Expenses
Our general and administrative expenses mainly comprise of consultancy fees and legal expenses. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements" for a discussion of our prior arrangements for compensating our executive officers, which arrangements have since been terminated at no cost with effect as of December 31, 2016.
Interest and Finance Costs
We have historically incurred interest expense and financing costs in connection with our credit facilities, financing arrangements and finance lease agreements.
Inflation—Drybulk Carrier Segment
Inflation has not had a material effect on our expenses given the current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, voyage, administrative and financing costs.
Our Tanker Segment
During 2017, we re-entered the tanker market by acquiring four tanker vessels. During 2018, we expanded our tanker fleet by acquiring one Aframax tanker and one Suezmax tanker. Please also see "Item 4.B—Business Overview—Our Tanker Operations."

Factors Affected our Results of Operations—Tanker Segment
We believe that the most important measures for analyzing trends in the results of our tanker operations consisted of the following:
•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with drydockings or special or intermediate surveys and laid-up days. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days. The shipping industry uses voyage days to measure the number of days in a period during which vessels are available to generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our fleet calendar days for the relevant period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
Spot charter rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our tankers, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our tanker segment for the periods indicated.
	Year Ended December 31,
	2014	2015	2016	2017	2018

Average number of vessels	10.0	6.2	-	2.5	4.6
Total voyage days for fleet	3,650	2,168	-	911	1,685
Total calendar days for fleet	3,650	2,267	-	911	1,685
Fleet utilization	100%	95.63%	-	100%	100%
Time charter equivalent	$21,835	$36,389	$-	$13,216	$20,715
Voyage Revenues
Our tanker voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the tanker segment market and other factors affecting spot market charter rates for tanker vessels.

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
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance including dry-docking costs, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.
Depreciation
We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Management Fees to Related Party
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and TMS Dry—Management Agreements—Tanker Segment."
General and Administrative Expenses
Our general and administrative expenses mainly comprise of consultancy fees and legal expenses. See also Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements" for a discussion of our prior arrangements for compensating our executive officers, which arrangements have since been terminated at no cost with effect as of December 31, 2016.
Interest and finance costs
We have historically incurred interest expense and financing costs in connection with our credit facility agreements.

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
Factors Affecting Our Results of Operations—Offshore Support Segment
We have chartered our offshore support vessels to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet are currently laid up. We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with drydockings or special or intermediate surveys and laid-up days. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days. The shipping industry uses voyage days to measure the number of days in a period during which vessels are available to generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our fleet calendar days for the relevant period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our offshore support vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our offshore support segment for the periods indicated.
	Year Ended December 31,
	2014	2015	2016	2017	2018

Average number of vessels	-	6.0	6.0	6.0	6.0
Total voyage days for fleet	-	426	1,615	439	-
Total calendar days for fleet	-	426	2,196	2,190	2,190
Fleet utilization	-	100.0%	73.54%	20.05%	-
Time charter equivalent	$-	$18,460	$11,949	$7,314	$-

Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Management Fees—Related Party
Management Agreements
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and TMS Dry—Management Agreements—Offshore Support Segment."
General and Administrative Expenses
Our general and administrative expenses mainly comprise of consultancy fees and legal expenses. See also Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements" for a discussion of our prior arrangements for compensating our executive officers, which arrangements have since been terminated at no cost with effect as of December 31, 2016.

Our Gas Carrier Segment
On January 12, 2017, we entered into a "zero cost" option agreement, or the LPG Option Agreement, with companies that may be deemed to be beneficially owned by Mr. Economou to purchase up to four high specifications VLGC newbuildings with Hyundai Samho Heavy Industries Co., Ltd., or HHI. In January 2017, March 2017, and April 2017, we exercised all four of our options under the LPG Option Agreement, pursuant to which we acquired (i) the four owning companies that were parties to the four aforementioned VLGC newbuilding contracts with HHI and (ii) Cardiff LPG Ships Ltd and Cardiff LNGShips Ltd. On July 4, 2018, we entered into four memoranda of agreements for the sale of our four VLGCs, including their existing time charter contracts, to unaffiliated buyers for total gross proceeds of $304.0 million. On September 17, 2018, we entered into four separate addenda to the aforementioned memoranda of agreements, according to which the buyers are entitled to a fixed compensation of $15,000/day due to the delay on the vessels' delivery until the earlier between the actual delivery dates and December 15, 2018. The VLGCs were delivered to their buyers during the fourth quarter of 2018.
Factors Affecting Our Results of Operations—Gas Segment

We chartered our gas carrier vessels to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. The vessels in our fleet were employed on time charters until their disposal to unaffiliated buyers during the fourth quarter of 2018. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with drydockings or special or intermediate surveys and laid-up days. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days. The shipping industry uses voyage days  to measure the number of days in a period during which vessels are available to generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our fleet calendar days for the relevant period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our gas carriers, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for our gas carrier segment for the years indicated.
	Year ended December 31,
	2017	2018

Average number of vessels	1.0	3.3
Total voyage days for fleet	355	1,197
Total calendar days for fleet	355	1,197
Fleet utilization	100%	100%
Time charter equivalent	$27,994	$27,883

Voyage Revenues
Our revenues are driven primarily by the number of vessels in our current fleet, the number of days during which our vessels operate and the amount of daily rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including levels of demand and supply in the LPG and LNG shipping industry; the age, condition and specifications of our vessels; the duration of the charters; the amount of time that we spend positioning our vessels; the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and other factors affecting rates for LPG and LNG vessels.
Voyage Expenses—Related Party
Voyage expenses—related party primarily consists of commissions paid.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance including dry-docking costs, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may cause these expenses to increase.
Depreciation
We depreciated our vessels on a straight-line basis over their estimated useful lives determined to be 35 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Management Fees—Related Party
Management Agreements
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with TMS Bulkers, TMS Offshore Services, TMS Tankers, TMS Cardiff Gas and TMS Dry—Management Agreements—Gas Carrier Segment."
General and Administrative Expenses
Our general and administrative expenses mainly comprise of legal expenses as well as the consultancy fees paid to TMS Cardiff Gas.
Interest and finance costs
We have incurred interest expense and financing costs in connection with the $150.0 million secured credit facility dated June 22, 2017. We capitalized our interest and financing costs on the debt we had incurred in connection with our VLGCs previously under construction.

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
During 2016, we did not acquire any vessels that were under existing bareboat or time charter contracts. During 2017, we acquired six vessels (two Newcastlemax drybulk carriers and four VLGCs) that were under existing time charter contracts. During 2018, we did not acquire any vessels that were under existing bareboat or time charter contracts.
When we purchase a vessel and assume or renegotiate a related time charter, we may take the following steps before the vessel will be ready to commence operations:
•	obtain the charterer's consent to us as the new owner;
•	obtain the charterer's consent to a new technical manager;
•	in some cases, obtain the charterer's consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.
Our business is comprised of the following main elements:
•	employment and operation of our drybulk, tanker and offshore support vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk and tanker vessels and offshore support units.

The employment and operation of our vessels require the following main components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	Charter rates and periods of charterhire for our drybulk, tanker and offshore support vessels;
•	levels of drybulk, tanker and offshore support vessels operating expenses;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
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

As of December 31, 2018, we determined that the carrying amount of one of our tanker vessels was not recoverable and, therefore, concluded that an impairment charge of $0.3 million was necessary for 2018.
As of December 31, 2017, we determined that the carrying amounts of our vessels were recoverable and, therefore, concluded that no impairment charge was necessary for 2017.
This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2018 and 2017, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2018 and 2017, respectively.
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

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors—General Shipping Industry Risk Factors—The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to breach certain covenants in some of our credit facilities and financing arrangements and we may incur a loss if we sell vessels following a decline in their market value."
Drybulk Carriers	Dwt	Year Built	Carrying Value December 31, 2017 (in millions)		Carrying Value December 31, 2018 (in millions)
Ligari	75,583	2004	5.6	*	5.3	*
Rapallo	75,123	2009	8.2	*	7.9	*
Majorca	74,477	2005	5.0	*	4.8	*
Catalina	74,432	2005	5.0	*	4.8	*
Levanto	73,925	2001	3.8	*	3.7	*
Raraka	76,037	2012	9.9	*	9.6	*
Bacon	205,170	2013	29.6	*	28.5	*
Judd	205,796	2015	32.7	*	31.5	*
Marini	205,854	2014	30.9	*	29.8	*
Morandi	205,854	2013	29.0	*	28.0	*
Huahine	206,037	2013	-		37.6	*
Castellani	82,129	2014	23.4	*	22.4	*
Kelly	81,300	2017	25.8	*	24.8	*
Matisse	81,128	2014	22.4	*	21.6	*
Nasaka	81,918	2014	21.9	*	21.0	*
Valadon	81,198	2014	22.4	*	21.5	*
Conquistador	209,090	2016	-		55.8	*
Pink Sands	208,931	2016	-		55.8	*
Xanadu	208,827	2017	-		59.3	*
Total for drybulk carriers	2,512,809		$275.6		$473.7

Offshore support vessels	Dwt	Year Built	Carrying Value December 31, 2017 (in millions)		Carrying Value December 31, 2018 (in millions)
Colorado	1,430	2012	3.5	*	1.9	*
Crescendo	1,457	2012	3.5	*	1.9	*
Jubilee	1,317	2012	4.8	*	3.0	*
Emblem	1,363	2012	4.8	*	3.2	*
Jacaranda	1,360	2012	4.8	*	3.1	*
Indigo	1,401	2013	4.8	*	3.0	*
Total for offshore support vessels	8,328		$26.2		$16.1

Tankers	Dwt	Year Built	Carrying Value December 31, 2017 (in millions)		Carrying Value December 31, 2018 (in millions)
Balla	113,293	2017	43.9	*	42.3	*
Samsara	159,855	2017	62.3	**	60.0	**
Marfa	159,513	2017	-		55.7	*
Shiraga	320,105	2011	56.2	*	53.8	*
Stamos	115,666	2012	28.5	*	27.3	*
Botafogo	106,892	2010	-		26.4	***
Total for tanker vessels	975,324		$190.9		$265.5

* As of December 31, 2018 and 2017, the basic charter-free market value for the relevant fleet exceeds the vessel's carrying value.
** As of December 31, 2018 and 2017, the basic charter-free market value was lower than the vessel's carrying value. Our impairment review for the years ended December 31, 2018 and 2017, respectively, indicated that the vessel's carrying amount was recoverable through its undiscounted cash flows, thus, no impairment loss was recognized for 2018 and 2017. As of December 31, 2018, we believe that the aggregate basic charter-free market value of that vessel is below its aggregate carrying value by approximately $2.6 million.
*** As of December 31, 2018 the basic charter-free market value was lower than the vessel's carrying value. Our impairment review for the year ended December 31, 2018 indicated that the vessel's carrying amount was not recoverable through its undiscounted cash flows, thus, an impairment loss of $0.3 million was recognized for 2018.
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
Impairment of Long Lived Assets
We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our vessels, by obtaining vessel independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each vessel and compare them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. We estimate the daily time charter equivalent for the unfixed days of drybulk, tanker, offshore gas carrier vessels based on the most recent ten year historical rates for similar vessels, adjusted for any outliers, where applicable, and utilizing available market data for each segment over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate based on the global consumer price index ("CPI") changes and fleet utilization of 99% decreasing by 1.5% every five years after the first ten years. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with our vessels' depreciation policy. If our estimate of undiscounted future cash flows for any vessel, is lower than its respective carrying value, the carrying value is written down, by recording a charge to operations, to its' respective fair market value if the fair market value is lower than the vessel's carrying value.
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

Revenue from Contracts with Customers
 On January 1, 2018, we adopted ASU 2014-09 (ASC 606) "Revenue from Contracts with Customers", issued by the FASB in May 2016 and as further amended, and elected to apply the modified retrospective method only to contracts that were not completed at January 1, 2018, the date of initial application. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. Under the new guidance, we changed our recognition method of revenue from voyage charters from the discharge-to-discharge method to the loading-to-discharge method. In addition, under the new guidance, we began to recognize an asset for contract fulfillment costs. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in ASC 606, is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Incremental costs of obtaining a contract with a customer and contract's fulfillment costs should be capitalized and amortized over the voyage period, if certain criteria are met – for incremental costs if only they are chargeable to the customer and for contract's fulfillment costs if each of the following criteria is met: (i) they relate directly to the contract, (ii) they generate or enhance the entity's resources that shall be used in the performance obligation satisfaction and (iii) are expected to be recovered. Further, in case of incremental costs, entities may elect to use a practical expedient not to capitalize them when the amortization period (voyage period) is less than one year. The effect of the adoption of the new accounting standard resulted in a cumulative adjustment of $1.0 million in the opening balance of our accumulated deficit for the fiscal year 2018, as a result of the change in the recognition method of revenues related to voyage charters and their fulfillment costs. Having not adopted ASC 606, our (i) voyage revenues would have been $185.5 million for the year ended December 31, 2018, (ii) voyage expenses would not have been materially different for the year ended December 31, 2018, (iii) trade accounts receivables would have been $14.4 million as of December 31, 2018, (iv) accrued liabilities would not have been materially different  as of December 31, 2018 and (v) no deferred contract assets would have been recognized as of December 31, 2018. Having not adopted ASC 606, our total equity would have been $637.0 million and our net income would have been $21.1 million, respectively, for the year ended December 31, 2018, or $0.21 basic and diluted earnings per share.
Accounting for Revenue and Related Expenses
We generate our revenues from chartering our vessels under time or bareboat charter agreements (including profit sharing clauses) and voyage charter agreements.
Time and bareboat charters: Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel's operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel's charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter basis in accordance with ASC 842. Any off-hires are recognized as incurred.
The charterer may charter the vessel with or without owner's crew and other operating services (time and bareboat charter, respectively). Thus, the agreed dayrates (hire rates) in the case of time charter agreements include also compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We elected to account for the lease and non-lease component of time charter agreements as a combined component in our financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component in considered as the predominant. In this respect, we qualitative assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.
Apart from the agreed dayrates, the owner may be entitled to an additional income, such as ballast bonus which is considered as reimbursement of owner's expenses and is recognized together with the lease component over the duration of the charter. The related ballast costs incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer are deferred and amortized on a straight line over the duration of the charter.
Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. A voyage is deemed to commence upon the loading of the cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage charter payments are due upon discharge of the cargo. We have determined that under our voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, our voyage charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, we satisfy our single performance obligation to transfer cargo under the contract over the voyage period. Thus, voyage charter revenues are recognized ratably over the loading to discharge period (voyage period).

Voyage related and vessel operating costs: Voyage expenses primarily consist of commissions, port dues, canal and bunkers. Vessel operating costs include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs including dry-docking costs. Under voyage charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by us. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Commissions counter, third and related party are expensed as incurred. Contract fulfillment costs (mainly consisting of bunker expenses and port dues) for voyage charters are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met or are expensed as incurred. We have made an accounting policy election to also recognized contract fulfillment costs for time charters under ASC 340-40. All vessel operating expenses are expensed as incurred.
Deferred revenue: Deferred revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the charter period.
Deferred contract costs: Deferred contract costs relate to unamortized contract fulfillment costs incurred by the Company during the period from the latter of the charter party date or last discharge or redelivery date to loading or delivery date for voyage and time charter agreements respectively. They are recorded under "Other current assets" and are recognized as voyage expenses and amortized over the voyage or charter period.
Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting, neither changes the lease classification criteria. For public companies, the standard is effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted.
Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which is January 1, 2017, for calendar-year-end public business entities that adopt the new leases standard on January 1, 2019).
In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; and, (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same, and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.
Leases between related parties are classified in accordance with the lease classification criteria applicable to all other leases on the basis of the legally enforceable terms and conditions of the lease.
We elected to early adopt ASU No. 2016-02, "Leases" (ASC 842), as amended, in the 4th quarter of 2018 with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250, using the modified retrospective method, and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Under the new guidance, we elected certain practical expedients : (i) a package of practical expedients which does not require us to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately would be classified as an operating lease, and such non-lease components are not predominant components of the combined component. We qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Therefore, the Company accounts for the combined component as a lease under ASC 842. We did not have any lease arrangements in which it was a lessee at the adoption date.
Compensation for ballast voyages (vessel repositioning after lease inception but prior to lease commencement which takes place upon the delivery of the vessel to the charterer) is deferred and recognized over the charter period. We also elected to make an accounting policy election to recognize an asset for contract fulfillment costs (primarily bunkers costs related to ballast voyages) in accordance with ASC 340-40.

The effect of the adoption of the new accounting standard resulted into a cumulative adjustment of $0.7 million to the opening balance of our accumulated deficit for the fiscal year 2018.
Finance lease – Lessee
In accordance with ASC 842, at the commencement date of a finance lease, we, as a lessee, recognize a finance lease liability at the present value of the lease payments to be made over the lease term and a right-of-use asset at cost which consists of all of the following; (1) an amount equal to the lease liability present value; (2)the lease payments made to the lessor at or before the commencement date, less any lease incentives received; and (3) the initial direct costs incurred by the lessee.
After the commencement date, we recognize depreciation of the right-of-use asset and separately recognizes interest on the lease liability for a finance lease.
Over the lease term, the carrying amount of the lease liability is reduced by the lease payments, with any change over the lease payments already included in the lease liability to be recognized as interest and finance cost in the period they are incurred and increased by the finance lease interest cost (unwinding effect of discount rate). Any lease payments not included in the lease liability are recognized in the period in which their obligation is incurred under interest and finance cost.
The right-of-use asset is depreciated on a straight-line basis, unless another systematic basis is more representative of the pattern in which the lessee expects to consume the right-of-use asset's future economic benefits, over the shorter of the lease term or the useful life of the right-of-use asset; and tested for any impairment losses along with our long-lived assets. The depreciation period is the remaining life of the underlying asset if the lessee is reasonably certain to exercise an option to purchase the underlying asset or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
Sale-leaseback transactions
In accordance with ASC 842, we, as seller-lessee, determine whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606 (existence of a contract and satisfaction of performance obligation by transferring of the control of the asset). The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised; and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for us, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing by us as it effectively retains control of the underlying asset.
If the transfer of the asset meets the criteria of sale, we (seller-lessee) recognize the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognize the carrying amount of the underlying asset and account for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, we do not derecognize the transferred asset, account for any amounts received as a financing arrangement and recognize the difference between the amount of consideration received and the amount of consideration to be paid as interest.
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
During 2018, we operated in four reportable segments: the drybulk carrier segment, the tanker segment, the offshore support segment and until the disposal dates of our VLGCs, the gas carrier segment.
The table below reflects our voyage days, calendar days, fleet utilization and TCE rates for our drybulk, tanker, gas carrier and offshore support vessels for the periods indicated. Please see "Item 3. Key Information—A. Selected Financial Data" for information concerning the calculation of TCE rates.
Drybulk Carrier Segment
	Year Ended December 31,
	2016	2017	2018
Average number of vessels	19.4	18.1	19.2
Total voyage days for fleet	6,404	6,534	6,947
Total calendar days for fleet	7,116	6,604	7,024
Fleet utilization	89.99%	98.94%	98.90%
Time charter equivalent	$3,658	$8,544	$12,405
Tanker Segment
	Year Ended December 31,
	2016	2017	2018
Average number of vessels	—	2.5	4.6
Total voyage days for fleet	—	911	1,685
Total calendar days for fleet	—	911	1,685
Fleet utilization	—	100%	100%
Time charter equivalent	$—	$13,216	$20,715

Gas Carrier Segment
	Year Ended December 31,
	2016	2017	2018
Average number of vessels	—	1.0	3.3
Total voyage days for fleet	—	355	1,197
Total calendar days for fleet	—	355	1,197
Fleet utilization	—	100%	100%
Time charter equivalent	$—	$27,994	$27,883

Offshore Support Segment
	Year Ended December 31,
	2016	2017	2018
Average number of vessels	6.0	6.0	6.0
Total voyage days for fleet	1,615	439	-
Total calendar days for fleet	2,196	2,190	2,190
Fleet utilization	73.54%	20.05%	-
Time charter equivalent	$11,949	$7,314	$-

Year ended December 31, 2018 compared to the year ended December 31, 2017
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		Change
	2017	2018	Amount	%
Voyage and time charter revenues (including amortization of acquired time charters)	$100,716	$186,135	$85,419	84.8%
Total Revenues	100,716	186,135	85,419	84.8%

EXPENSES:
Voyage expenses	19,704	31,676	11,972	60.8%
Vessels operating expenses	60,260	68,391	8,131	13.5%
Depreciation	14,966	25,881	10,915	72.9%
Impairment loss,(gain)/loss from sale of vessels and vessel owning companies and other	(4,125)	(9,623)	(5,498)	133.3%
General and administrative expenses	30,972	28,314	(2,658)	(8.6	) %
Other, net	(12)	853	865	(7,208.3	) %
Operating income/(loss)	(21,049)	40,643	61,692	(293.1	) %

OTHER INCOME/(EXPENSES):
Interest and finance costs	(14,707)	(21,779)	(7,072)	48.1%
Interest income	1,365	2,833	1,468	107.5%
Loss on private placement	(7,600)	-	7,600	(100.0	) %
Other, net	(401)	89	490	(122.2	) %
Total other expenses, net	(21,343)	(18,857)	2,486	(11.6	) %
INCOME/(LOSS) BEFORE INCOME TAXES	(42,392)	21,786	64,178	(151.4	) %
Income taxes	(152)	(6)	146	(96.1	) %
NET INCOME/(LOSS)	$(42,544)	$21,780	$64,324	(151.2	) %

Revenues
Drybulk carrier segment
Voyage revenues increased by $28.6 million, or 43.5%, to $94.3 million for the year ended December 31, 2018, as compared to $65.7 million for the year ended December 31, 2017. The increase is mainly attributable to (i) an additional $23.0 million in revenue generated by higher hire charter rates during the year ended December 31, 2018, as compared to the year ended December 31, 2017 and (ii) an additional $5.6 million in revenue generated as a result of 6,947 total voyage days during the year ended December 31, 2018, as compared to 6,534 voyage days during the year ended December 31, 2017. Without applying ASU 2014-09 (Topic 606), voyage revenues generated by our drybulk carrier segment would not have been materially different for the year ended December 31, 2018.

Tanker segment
Voyage revenues increased by $36.1 million, or 172.7%, to $57.0 million for the year ended December 31, 2018, as compared to $20.9 million for the year ended December 31, 2017. The increase is mainly attributable to (i) an additional $10.0 million in revenue generated by higher charter rates during the year ended December 31, 2018, as compared to the year ended December 31, 2017 and (ii) an additional $26.1 million in revenue generated as a result of 1,685 total voyage days during the year ended December 31, 2018, as compared to 911 voyage days during the year ended December 31, 2017. Without applying ASU 2014-09 (Topic 606), voyage revenues generated by our tanker segment would have been $56.4 million for the year ended December 31, 2018.
Gas carrier segment
Voyage revenues increased by $24.5 million, or 237.9%, to $34.8 million for the year ended December 31, 2018, as compared to $10.3 million for the year ended December 31, 2017. The increase is attributable to an average of 3.3 VLGCs operating in our fleet during the year ended December 31, 2018, as compared to an average of 1.0 VLGCs operating in our fleet during the year ended December 31, 2017.
Offshore support segment
Voyage revenues decreased to $0 or 100.0%, from $3.8 million for the year ended December 31, 2017. The decrease is attributable to 6.0 offshore support vessels laid up during the year ended December 31, 2018, as compared to 4.8 in average offshore support vessels laid up during the year ended December 31, 2017.

Voyage expenses
Drybulk carrier segment
Voyage expenses decreased by $1.7 million, or 17.2%, to $8.2 million for the year ended December 31, 2018, as compared to $9.9 million for the year ended December 31, 2017. The decrease is mainly attributable to $3.0 million in lower bunker costs, which was partly offset by a $1.7 million increase in revenue commissions. Without applying ASU 2014-09 (Topic 606), voyage expenses incurred by our drybulk carrier segment would not have been materially different for the year ended December 31, 2018.
Tanker segment
Voyage expenses increased by $13.3 million, or 151.1%, to $22.1 million for the year ended December 31, 2018, as compared to $8.8 million for the year ended December 31, 2017. The increase is mainly attributable to an average of 4.6 tanker vessels operating in our fleet during the year ended December 31, 2018, as compared to an average of 2.5 tanker vessels operating in our fleet during the year ended December 31, 2017. Without applying ASU 2014-09 (Topic 606), voyage expenses incurred by our tanker segment would not have been materially different for the year ended December 31, 2018.
Gas carrier segment
Voyage expenses increased by $1.0 million, or 250.0%, to $1.4 million for the year ended December 31, 2018, as compared to $0.4 million for the year ended December 31, 2017. The increase is attributable to an average of 3.3 VLGCs operating in our fleet during the year ended December 31, 2018, as compared to an average of 1.0 VLGCs operating in our fleet during the year ended December 31, 2017.
Offshore support segment
Voyage expenses decreased to $0 million or 100.0% from $0.6 million for the year ended December 31, 2017. The decrease is attributable to 6.0 offshore support vessels laid up during the year ended December 31, 2018, as compared to 4.8 in average offshore support vessels laid up during the year ended December 31, 2017.

Vessels' operating expenses
Drybulk carrier segment
Vessels' operating expenses increased by $4.6 million, or 11.5%, to $44.6 million for the year ended December 31, 2018, as compared to $40.0 million for the year ended December 31, 2017. During the year ended December 31, 2018, three Newcastlemax vessels underwent dry-dock, as compared to two Panamax vessels during the year ended December 31, 2017, resulting to an increase of $4.2 million in vessels' operating expenses.

Tanker segment
Vessels' operating expenses increased by $3.9 million, or 44.3%, to $12.7 million for the year ended December 31, 2018, as compared to $8.8 million for the year ended December 31, 2017. The increase is mainly attributable to an average of 4.6 tanker vessels operating in our fleet during the year ended December 31, 2018, as compared to an average of 2.5 tanker vessels operating in our fleet during the year ended December 31, 2017, slightly offset by a $2.5 million decrease in initial expenses and daily operating expense in connection with new-building tankers acquired during the year ended December 31, 2017.
Gas carrier segment
Vessels' operating expenses increased by $4.6 million, or 80.7%, to $10.3 million for the year ended December 31, 2018, as compared to $5.7 million for the year ended December 31, 2017. The increase is attributable to an average of 3.3 VLGCs operating in our fleet during the year ended December 31, 2018, as compared to an average of 1.0 VLGCs operating in our fleet during the year ended December 31, 2017.
Offshore support segment
Vessels' operating expenses decreased by $5.0 million, or 86.2%, to $0.8 million for the year ended December 31, 2018, as compared to $5.8 million for the year ended December 31, 2017. The decrease is attributable to 6.0 offshore support vessels laid up during the year ended December 31, 2018, as compared to 4.8 in average offshore support vessels laid up during the year ended December 31, 2017.

Depreciation
Drybulk carrier segment
Depreciation expense increased by $4.8 million, or 65.8%, to $12.1 million for the year ended December 31, 2018, as compared to $7.3 million for the year ended December 31, 2017. The increase during the year ended December 31, 2018 is mainly attributable to a higher average daily depreciation charge, as a result of fleet renewal with higher value drybulk carriers.
Tanker segment
Depreciation expense increased by $4.0 million, or 85.1%, to $8.7 million for the year ended December 31, 2018, as compared to $4.7 million for the year ended December 31, 2017. The increase is mainly attributable to an average of 4.6 tanker vessels operating in our fleet during the year ended December 31, 2018, as compared to an average of 2.5 tanker vessels operating in our fleet during the year ended December 31, 2017.
Gas carrier segment
Depreciation expense increased by $2.2 million, or 110.0%, to $4.2 million for the year ended December 31, 2018, as compared to $2.0 million for the year ended December 31, 2017. The increase is attributable to an average of 3.3 VLGCs operating in our fleet during the year ended December 31, 2018, as compared to an average of 1.0 VLGCs operating in our fleet during the year ended December 31, 2017.
Offshore support segment
Depreciation expense decreased by $0.1 million, or 10.0%, to $0.9 million for the year ended December 31, 2018, as compared to $1.0 million for the year ended December 31, 2017. The decrease is mainly attributable to the write down of the offshore support vessels' carrying value to their fair value based on independent valuations as a result of the impairment review performed for the third quarter of 2018.
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other
Drybulk carrier segment
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other amounted to a gain of $27.0 million for the year ended December 31, 2018, as compared to a gain of $4.4 million for the year ended December 31, 2017. The increase of $22.5 million or 511.4% is attributed to the sale of six Panamax drybulk carriers the Maganari, Redondo, Marbella, Bargara, Mendocino and Capitola from May 2018 to August 2018, whereas in December 2017 we sold one Panamax drybulk carrier the Ecola.

Tanker segment
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other amounted to a loss of $0.3 million for the year ended December 31, 2018. The loss is a result of an impairment review of our tanker vessels for the year ended December 31, 2018, which indicated that the carrying amount of one of our tanker vessels was not recoverable and resulted in the recognition of the above impairment charge. No such loss was recorded during the same period in 2017.
Gas carrier segment
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other amounted to a loss of $7.6 million for the year ended December 31, 2018. On July 4, 2018, we entered into four Memoranda of Agreement to sell our four VLGCs and re-classified these vessels as held for sale. Consequently, we recorded an impairment loss of $7.3 million as a result of the reduction of the carrying amount of each vessel to its fair value less cost to sell. Our four VLGCs were delivered to their new owners during the fourth quarter of 2018 and an additional total loss of $0.3 million was recorded for the year ended December 31, 2018. No such loss was recorded during the same period in 2017.
Offshore support segment
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other amounted to a loss of $9.5 million for the year ended December 31, 2018, as compared to $0.3 million for the year ended December 31, 2017. The $9.5 million loss is a result of an impairment review of our offshore support vessels for the year ended December 31, 2018, which indicated that the carrying amount of our offshore support vessels was not recoverable and resulted in the recognition of the above impairment charge.
General and administrative expenses
Drybulk carrier segment
General and administrative expenses decreased by $3.2 million, or 16.8%, to $15.9 million for the year ended December 31, 2018, compared to $19.1 million for the year ended December 31, 2017. General and administrative expenses decreased mainly due to fewer financing transactions costs incurred during the year ended December 31, 2018, as compared to the year ended December 31, 2017.
Tanker segment
General and administrative expenses increased by $1.4 million, or 58.3%, to $3.8 million for the year ended December 31, 2018, compared to $2.4 million for the year ended December 31, 2017. The increase is mainly attributable to financing transactions costs incurred during the year ended December 31, 2018 for our four tankers delivered on or after April 27, 2017 and to the increase in management fees as a result of owning an average of 4.6 tankers during the year ended December 31, 2018, as compared to owning an average of 2.5 tankers during the same period in 2017.
Gas carrier segment
General and administrative expenses increased by $1.7 million, or 94.4%, to $3.5 million for the year ended December 31, 2018, compared to $1.8 million for the year ended December 31, 2017. The increase is attributable to an average of 3.3 VLGCs operating in our fleet during the year ended December 31, 2018, as compared to an average of 1.0 VLGCs operating in our fleet during the same period in 2017 and to the three-month management fee penalty as a result of the sale of our four VLGCs during the fourth quarter of 2018.
Offshore support segment
General and administrative expenses decreased by $2.6 million, or 33.8%, to $5.1 million for the year ended December 31, 2018, compared to 7.7 million for the year ended December 31, 2017. The decrease is mainly attributable to fewer financing transactions costs incurred during the year ended December 31, 2018 compared to the same period in 2017 and the set-up fee related to the new management agreement effective January 1, 2017 with TMS Offshore, which did not recur in 2018.
Operating Expenses: Other, net
Drybulk carrier segment
The drybulk carrier segment did not incur any material other, net gain or loss during the relevant periods.

Tanker segment
The tanker segment did not incur any other, net gain or loss during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any other, net gain or loss during the relevant periods.
Offshore support segment
The offshore support segment had other, net loss of $0.9 million for the year ended December 31, 2018, as compared to no material other, net gain or loss for the year ended December 31, 2017. The loss in the year ended December 31, 2018 relates mainly to the settlement of balances outstanding for the Brazilian operations of our offshore support vessels in prior years.

Interest and finance costs
Drybulk carrier segment
Interest and finance costs decreased by $3.9 million, or 28.9%, to $9.6 million for the year ended December 31, 2018, as compared to $13.5 million for the year ended December 31, 2017. The decrease in interest and finance costs during the year ended December 31, 2018 is mainly attributable to the full repayment of the Loan Facility Agreement with Sierra, partially offset by the interest and finance costs incurred from new secured credit facilities, financing arrangements and finance lease agreements that we entered into during the year.
Tanker segment
Interest and finance costs amounted to $4.9 million for the year ended December 31, 2018, representing interest and finance costs from (i) the secured credit facility dated January 24, 2018 for our four tankers delivered on or after April 27, 2017, (ii) the secured credit facility assumed on June 8, 2018 and (iii) the secured credit facility assumed on December 14, 2018. The tanker segment did not incur any interest and finance costs during the same period in 2017.
Gas carrier segment
Interest and finance costs increased by $6.1 million, or 508.3%, to $7.3 million for the year ended December 31, 2018, as compared to $1.2 million for the year ended December 31, 2017. The increase is mainly attributable to (i) the additional interest-payable days and amortization days in connection with the secured credit facility dated June 22, 2017 that partially financed our four VLGCs delivered on or after June 28, 2017 and (ii) the write-off of the unamortized finance fees in connection with the full repayment of the secured credit facility dated June 22, 2017, during the fourth quarter of 2018 as a result of the VLGCs disposal to unaffiliated buyers.
Offshore support segment
The offshore support segment did not incur any material interest and finance costs during the relevant periods.
Interest income
Drybulk carrier segment
Interest income amounted to $2.5 million for the year ended December 31, 2018, as compared to $1.3 million for the year ended December 31, 2017. The increase is due to increased cash balances during the year ended December 31, 2018, as compared to the same period in 2017.
Tanker segment
The tanker segment did not earn any material interest income during the relevant periods.
Gas carrier segment
Interest income amounted to $0.3 million for the year ended December 31, 2018. The gas carrier segment did not earn any material interest income during the relevant period in 2017.

Offshore support segment
The offshore support segment did not earn any material interest income during the relevant periods.
Loss on private placement
Drybulk carrier segment
The drybulk carrier segment incurred a loss of $5.1 million for the year ended December 31, 2017 associated with the closing of the private placement relating to the bulker fleet. No such transaction occurred during the same period in 2018.
Tanker segment
The tanker segment incurred a loss of $0.6 million for the year ended December 31, 2017 associated with the closing of the private placement relating to the tanker fleet. No such transaction occurred during the same period in 2018.
Gas carrier segment
The gas carrier segment incurred a loss of $0.1 million for the year ended December 31, 2017 associated with the closing of the private placement relating to the gas carrier fleet. No such transaction occurred during the same period in 2018.
Offshore support segment
The offshore support segment incurred a loss of $1.8 million for the year ended December 31, 2017 associated with the closing of the private placement relating to the offshore support fleet. No such transaction occurred during the same period in 2018.
Other income / (expenses): Other, net
Drybulk carrier segment
The drybulk carrier segment incurred a loss of $0.1 million for the year ended December 31, 2018, as compared to a loss of $0.2 million for the year ended December 31, 2017.

Tanker segment
The tanker segment incurred a gain of $0.1 million for the year ended December 31, 2018, as compared to a loss of $0.1 million for the year ended December 31, 2017. The gain and the loss for the years ended December 31, 2018 and 2017 respectively are due to foreign currency exchange rate differences.
Gas carrier segment
The gas carrier segment did not incur any material other, net gains or losses during the relevant periods.
Offshore support segment
The offshore support segment incurred a gain of $0.2 million for the year ended December 31, 2018, as compared to a loss of $0.1 million for the year ended December 31, 2017. The gain and the loss for the years ended December 31, 2018 and 2017 respectively are due to foreign currency exchange rate differences.
Income taxes
Drybulk carrier segment
We did not incur any income taxes related to international shipping income generated by our drybulk carrier segment for the year ended December 31, 2018, as compared to $0.1 million during the year ended December 31, 2017.
Tanker segment
We did not incur any income taxes on international shipping income in our tanker segment for the relevant periods.

Gas carrier segment
We did not incur any income taxes related to international shipping income generated by our gas carrier segment for the year ended December 31, 2018, as compared to $0.1 million during the year ended December 31, 2017.
Offshore support segment
We did not incur any material income taxes on international shipping income in our offshore support segment for the relevant periods.
Year ended December 31, 2017 compared to the year ended December 31, 2016
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		Change
	2016	2017	Amount	%
REVENUES:

Voyage and time charter revenues (including amortization of acquired time charters)	$51,934	$100,716	$48,782	93.9%
Total Revenues	51,934	100,716	48,782	93.9%

EXPENSES:
Voyage expenses	9,209	19,704	10,495	114.0%
Vessels operating expenses	47,443	60,260	12,817	27.0%
Depreciation and amortization	3,466	14,966	11,500	331.8%
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other	106,343	(4,125)	(110,468)	(103.9)%
Impairment on goodwill	7,002	-	(7,002)	(100.0)%
General and administrative expenses	39,708	30,972	(8,736)	(22)%
Other, net	(2,138)	(12)	2,126	(99.4)%

Operating loss	(159,099)	(21,049)	138,050	(86.8)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(8,857)	(14,707)	(5,850)	66.0%
Gain on debt restructuring	10,477	-	(10,477)	(100.0)%
Interest income	81	1,365	1,284	1,585.2%
Loss on Private Placement	-	(7,600)	(7,600)	N/A
Gain/(Loss) on interest rate swaps	403	-	(403)	(100.0)%
Other, net	(199)	(401)	(202)	101.5%

Total other income/(expenses), net	1,905	(21,343)	(23,248)	1,220.4%

LOSS BEFORE INCOME TAXES AND LOSSES OF AFFILIATED COMPANIES	(157,194)	(42,392)	114,802	(73.0)%
Income taxes	(38)	(152)	(114)	300.0%
Losses of affiliated companies	(41,454)	-	41,454	(100.0)%

NET LOSS	$(198,686)	$(42,544)	$156,142	$(78.6)%

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
Vessels' operating expenses
Drybulk carrier segment
Vessels' operating expenses increased by $7.5 million, or 23.1%, to $40.0 million for the year ended December 31, 2017, as compared to $32.5 million for the year ended December 31, 2016. The increase is mainly attributable to initial expenses incurred for the newly delivered vessels, partly offset by a decrease of average number of operating vessels by 1.4 vessels from 19.5 during the year ended December 31, 2016 to 18.1 during the year ended December 31, 2017.
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
Offshore support segment
Vessels' operating expenses decreased by $9.1 million, or 61.1%, to $5.8 million for the year ended December 31, 2017, as compared to $14.9 million for the year ended December 31, 2016. The decrease is mainly due to the lay up of the vessels Crescendo, Jubilee and Indigo during 2016 and of vessels Colorado, Jacaranda and Emblem during 2017.
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
Operating Expenses: Other, net
Drybulk carrier segment
Other, net amounted to a gain of $0.1 million for the year ended December 31, 2017, as compared to a gain of $2.1 million for the year ended December 31, 2016.

Tanker segment
The tanker segment did not incur any other expenses during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any other expenses during the relevant periods.
Offshore support segment
The offshore support segment did not incur any material other expenses during the relevant periods.
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
Other income / (expenses): Other, net
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

We believe that our cash flows from operations, amounts available for borrowing under our various credit facilities and financing arrangements and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report. A deterioration in economic conditions or a failure to refinance our debt or financing  arrangements that is maturing could cause us to breach our financial covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
As of December 31, 2018, our cash balances (including restricted cash) amounted to $156.9 million. Our cash and cash equivalents (including restricted cash) increased by $126.7 million, or 419.5%, to $156.9 million as of December 31, 2018, compared to $30.2 million as of December 31, 2017. The increase in our cash and cash equivalents was mainly due to proceeds from sale of vessels of $348.2 million, proceeds from secured credit facilities and financing arrangements of $250.1, cash provided by operating activities of $31.6 million, partly offset by payments for fixed asset acquisitions of $161.5 million, payments for investments in debt securities of $5.0 million, prepayments for vessels improvements of $4.0 million, loan repayments of $238.6 million, repurchase of common stock of $85.1 million, dividend and distribution payments of $6.3 million, payments of financing costs of $2.7 million. As of December 31, 2018, we had total indebtedness excluding unamortized financing fees of $364.2 million.  Our total indebtedness increased by $142.6 million, or 64.4%, to $364.2 million as of December 31, 2018, from $221.6 million as of December 31, 2017, due to the $90.0 Million Secured Credit Facility, the $35.0 Million Secured Credit Facility, the $30.0 Million Secured Credit Facility, the $13.1 Million Financing Arrangement, the $82.0 Million Financing Arrangements, the assumed Secured Credit Facility on June 1, 2018 amounted to $16.5 million, the assumed Secured Credit Facility on June 8, 2018 amounted to $33.8 million, the assumed Secured Credit Facility on December 14, 2018 amounted to $8.9 million and the $171.5 million Finance Lease Agreements, partly offset with the repayments and settlements during 2018. As of December 31, 2018, we were in compliance with the covenants in our then existing credit facilities, financing arrangements and finance lease agreements.
Working capital is equal to current assets minus current liabilities, including the current portion of our credit facilities, financing arrangements and finance lease agreements. Our working capital surplus was $142.3 million as of December 31, 2018, compared to a working capital surplus of $37.5 million as of December 31, 2017. The surplus increase is mainly due to proceeds from sale of vessels and proceeds for credit facilities and financing arrangements that were partly offset with credit facilities' and financing arrangements' repayments, vessels acquisitions and repurchase of common stock.
Our practice has been to acquire our assets using a combination of funds received from equity investors and bank debt secured by mortgages on our assets. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.
As of December 31, 2018, we had no available borrowing capacity under our credit facilities and financing arrangements.
Secured Credit Facilities

1. $90.0 Million Secured Credit Facility
On January 24, 2018, the Company entered into a secured credit facility of up to $90.0 million. The facility bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and balloon payments at maturity, has customary financial covenants, and is secured by first priority mortgages over our tankers the Shiraga, Samsara, Stamos and Balla. On January 26, 2018, we drew down the full amount of $90.0 million under the facility. As of December 31, 2018, the outstanding balance on this facility was $83.7 million.
2. $35.0 Million Secured Credit Facility
On January 29, 2018, the Company entered into a secured credit facility of up to $35.0 million. The facility bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and balloon payments at maturity, has customary financial covenants, and is secured by first priority mortgages over our drybulk carriers the Valadon, Matisse and Rapallo. On March 7, 2018, we drew down the full amount of $35.0 million under the facility. As of December 31, 2018, the outstanding balance on this facility was $32.5 million.
3. $30.0 Million Secured Credit Facility
On March 8, 2018, the Company entered into a secured credit facility of up to $30.0 million. The facility bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, has customary financial covenants, and is secured by first priority mortgages over our drybulk carriers the Judd and Raraka. On March 13, 2018, we drew down the full amount of $30.0 million under this facility. As of December 31, 2018, the outstanding balance on this facility was $28.1 million.
4. $16.5 Million Assumed Secured Credit Facility
On June 1, 2018, the Company, as part of the acquisition of the vessel owning company of the Newcastlemax drybulk carrier Huahine, assumed the outstanding secured credit facility of $16.5 million. The facility bears interest at LIBOR plus margin, is repayable in six quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Huahine. As of December 31, 2018, the outstanding balance on this facility was $15.0 million.

5. $33.8 Million Assumed Secured Credit Facility
On June 8, 2018, the Company, as part of the acquisition of the vessel owning company of the Suezmax vessel Marfa, assumed the outstanding secured credit facility of $33.8 million. The facility bears interest at LIBOR plus margin, is repayable in twenty-two quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Marfa. As of December 31, 2018, the outstanding balance on this facility was $32.1 million.
6. $8.9 Million Assumed Secured Credit Facility
On December 14, 2018, the Company, as part of the acquisition of the vessel owning company of the Aframax tanker vessel Botafogo, assumed the outstanding secured credit facility of $8.9 million. The facility bears interest at LIBOR plus margin, is repayable in five quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Botafogo. As of December 31, 2018, the outstanding balance on this facility was $8.9 million.
Financing Arrangements
1. $13.1 Million Financing Arrangement
On April 2, 2018, we entered into a financing arrangement with a major Chinese leasing company for our Kamsarmax drybulk vessel, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provided for the transfer of the Kelly to the buyer for 50% of the agreed purchase price, which was calculated as the lower of (a) the vessel's net book value as of June 30, 2017 and (b) the vessel's fair value close to the delivery date, and as part of the agreement, our wholly-owned subsidiary to bareboat charter the vessel back for a period of ten years (expiry in April 2028). Charterhire under the bareboat arrangement is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. We have purchase options to re-acquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon the expiration of the agreement for 33% of the financing amount. We are a guarantor under the bareboat charter, which also includes customary terms, conditions and financial covenants. On April 13, 2018, the vessel was delivered and leased back to us, and we also drew down the full financing amount of $13.1 million.  As of December 31, 2018, the outstanding balance on this financing arrangement was $12.7 million.
2. $82.0 Million Financing Arrangements
On May 4, 2018, we entered into financing arrangements with a major Chinese leasing company for our three Newcastlemax drybulk vessels, Marini, Morandi and Bacon and two Kamsarmax drybulk vessels, Castellani and Nasaka, pursuant to five memoranda of agreement and bareboat charter agreements. The financing provide for the transfer of the five drybulk vessels to the buyer for 50% of the agreed aggregate purchase price of $164.0 million and as part of the agreements, our wholly-owned subsidiaries to bareboat charter each vessel back for a period of eight years (expiry in May 2026). Charterhire under the bareboat agreements is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. We have purchase options to re-acquire each vessel during each bareboat charter period, with the first of such options exercisable on the first anniversary of each vessel's delivery date. There is also a purchase obligation upon the expiration of each bareboat agreement for 46.67% of the financing amount. We are a guarantor under the bareboat agreements, which also include customary terms, conditions and financial covenants. On May 15, 2018, the vessels were delivered and leased back to us, and we also drew down the full financing amount of $82.0 million. As of December 31, 2018, the outstanding balance on this financing arrangement was $79.3 million.
Finance Lease Agreements
1.	$171.5 Million Finance Lease Agreements
On November 19, 2018, we entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and CEO, for an aggregate bareboat charterhire of $171.5 million. These vessels were already secured by mortgages under secured credit facilities that expire from April 2028 to February 2029, bear interest at LIBOR plus a margin and are repayable in quarterly installments with balloon payments at maturity. The bareboat charterhire is payable as follows: i) an amount of $99.9 million in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and ii) an amount of $71.6 million in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturities. As part of the agreements, there are purchase obligations for its vessel's legal rights and titles and interests, upon payment of each balloon installment at each last repayment date. On November 27, 2018 (commencement date), the vessels were bareboat chartered to the Company, then time chartered back to TMS Dry and we paid the advance bareboat charterhire. As of December 31, 2018, the outstanding balance on this finance lease agreements was $71.6 million. In addition, as part of the three bareboat charter agreements, we also provided a guarantee contained into the three bareboat charter agreements pursuant to the terms of which we guarantee the obligations of the bareboat charterers under the three bareboat charters and also the obligations regarding any prepayment due in respect of the value maintenance clause under the existing secured credit facilities of the vessels Conquistador, Pink Sands and Xanadu, expiring from April 2028 to February 2029.

Repaid Credit Facilities/ Term Loans
1.	$150.0 Million Secured Credit Facility
On June 22, 2017, we entered into a $150.0 million secured credit facility to partially finance the four VLGC newbuildings in our fleet. This facility bears interest at LIBOR plus a margin, is payable in consecutive equal 24 quarterly installments of $0.8 million that commenced on June 26, 2017 and balloon payments at maturity in December 2023, has customary financial covenants, and is secured by first priority mortgages over the four VLGCs in our fleet. During the fourth quarter of 2018, the VLGCs were delivered to their new owners according to the terms of the Memoranda of Agreement dated July 4, 2018 and their outstanding at that time credit facility balance total amounted to $137.8 million was fully repaid along with its associated costs.
2. $73.8 Million Sierra Credit Facility
On October 25, 2017, we refinanced the Sierra Credit Facility with the Loan Facility Agreement, which was secured by certain of our assets and had a loan to value ratio of 50%, a tenor of five years, no amortization and interest of LIBOR plus 4.5%. No arrangement fees or otherwise were charged in connection with the refinancing. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion. As of December 31, 2017, the outstanding balance under the Loan Facility Agreement was $73.8 million. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sifnos Shareholders Inc. and Sierra Investments Inc."
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.
3. $103.2 Million Secured Term Loan Facility
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
4. $87.7 Million Secured Term Loan Facility
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
Credit Facility and Financing Arrangement Covenants
Our outstanding credit facilities and financing arrangement, as applicable, generally contain customary affirmative and negative covenants, including limitations to:
•	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;
•	undergo a change in control or merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;
•	create or permit liens on our assets;
•	acquire new or sell vessels, unless certain conditions exist;
•	enter into other financing arrangements;
•	make investments;
•	change the general nature of our business;
•	enter into transactions with affiliates;
•	amend, modify or change our organizational documents;
•	make capital expenditures; and
•	sell, transfer or lease the vessel mortgaged under such facility.
Additionally, under the $90.0 million secured credit facility dated January 24, 2018, the $35.0 million secured credit facility dated January 29, 2018,  the $30.0 million secured credit facility dated March 8, 2018, the $16.5 million assumed secured credit facility on June 1, 2018, the $33.8 million assumed secured credit facility on June 8, 2018 and the $8.9 million assumed secured credit facility on December 14, 2018, subject to certain qualifying events, we must generally continue to beneficially own 100% of all issued and outstanding common stock and voting rights of our vessel-owning subsidiaries that are the borrowers under the facilities. Mr. Economou must also generally continue to beneficially own at least 50% of either (i) our issued and outstanding share capital or (ii) our issued and outstanding voting share capital.
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
Our financing arrangements require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain (i) minimum liquidity; (ii) a minimum working capital level and (iii) a maximum leverage ratio. In addition, our financing arrangements requires us to ensure that the market value of the vessel does not fall below a certain percentage of the outstanding amount of the financing  arrangements, which we refer to as value maintenance clause or loan-to-value ratio.
Additionally, under our bareboat charter agreements dated November 19, 2018, we provided a guarantee regarding any prepayment due, in respect with the value maintenance clause under the existing secured credit facilities of the respective vessels.
Events beyond our control, including changes in the economic and business conditions in the international shipping markets in which we operate, may affect our ability to comply with the financial covenants and loan-to-value ratios required by our credit facilities and financing arrangements. Our ability to maintain compliance with such requirements also depends substantially on the value of our assets, our charter-hire and day-rates, our ability to obtain charter contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy.
A violation of any of the financial covenants in our credit facilities or financing arrangements, absent a waiver of the breach from our lenders or counterparty, as applicable, or a violation of the loan-to-value ratios in our credit facilities, if not waived by our lenders or cured by providing additional collateral or prepaying the amount of outstanding indebtedness required to eliminate the shortfall, could result in an event of default under our credit facilities and financing arrangements, as applicable, that would allow all amounts outstanding thereunder to be declared immediately due and payable or allow the charterer to terminate the bareboat charter and withdraw the vessel. In addition, all of our credit facilities and our financing arrangements contain cross-acceleration or cross-default provisions that may be triggered by a default under one of our other credit facilities or financing arrangements, as applicable. If the amounts outstanding under our indebtedness were to become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our counterparties.

During 2016, we were not in compliance with several financial and other covenants in our then outstanding credit facilities. Additionally, although we have settled or refinanced all of our commercial credit facilities entered into prior December 31, 2016, we were as recently as April 24, 2017 not in compliance with the value maintenance clause in our since repaid commercial credit facility relating to our drybulk carrier segment and the various financial covenants therein. As of December 31, 2017 and 2018, respectively, we were in compliance with the applicable financial and other covenants in our then outstanding credit facilities.
However, we cannot guarantee that we will be able to obtain our lenders' or counterparties' consent with respect to any future non-compliance with specified financial ratios or financial covenants under our current or future credit facilities or financing agreements, or that we will be able to refinance or restructure any such indebtedness or financing arrangement. If we fail to remedy, or obtain a waiver of, any future breaches of the covenants discussed above, our lenders or counterparties may accelerate our indebtedness or seek to repossess the vessels under the relevant credit facility or financing arrangements, as applicable.
Moreover, in connection with any additional amendments to our credit facilities or financing agreement that we may obtain, or if we enter into any future credit agreements or financing instruments, our lenders or counterparties may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders or counterparties may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the margin and lending rates they charge us on our outstanding indebtedness or financing arrangements.
Cash Flows
Year ended December 31, 2018 compared to year ended December 31, 2017
Our cash and cash equivalents including restricted cash increased to $156.9 million as of December 31, 2018, compared to $30.2 million as of December 31, 2017, primarily due to proceeds from sale of vessels and proceeds from new credit facilities and financing arrangements that were partly offset with vessels' acquisitions, credit facilities' and financing arrangements' repayments and our repurchase of common stock.
Working capital is equal to current assets minus current liabilities, including the current portion of credit facilities, financing arrangements and finance lease agreements. Our working capital surplus was $142.3 million as of December 31, 2018, compared to working capital surplus of $37.5 million as of December 31, 2017.
Net Cash Provided by/ (Used in) Operating Activities
For the year ended December 31, 2018, net cash provided by operating activities amounted to $31.6 million, compared to $38.0 million used in operating activities for the year ended December 31, 2017. The increase is mainly due to: (i) the renewal of our drybulk fleet and the expansion of our tanker fleet in 2018 along with a recovery of the drybulk and tanker market during the year ended December 31, 2018, resulted in a significant higher TCE rate of $15,715 compared to $9,833 for the year ended December 31, 2017, which is also reflected in the increase of our operating income (excluding non-cash items) and (ii) a $12.7 million net working capital outflow during the year ended December 31, 2018 compared to a $20.5 million working capital outflow for the year ended December 31, 2017. These positive factors were partially offset by higher net interest expense for the year ended December 31, 2018 compared to the corresponding period in 2017.
Net Cash Provided by/ (Used in) Investing Activities
Net cash provided by investing activities was $177.7 million for the year ended December 31, 2018 consisting of proceeds from sale of vessels of $348.2 million, outflows regarding vessels acquisitions of $167.5 million, prepaid vessels' improvements of $4.1 million and investments in debt securities of $5.0 million.
Net cash used in investing activities was $690.0 million for the year ended December 31, 2017 consisting of outflows regarding advances for vessels under construction and for vessel acquisitions amounting to $698.2 million, and proceeds from sale of a vessel of $8.2 million.
Net Cash Provided By/ (Used in) Financing Activities
Net cash used in financing activities was $82.6 million for the year ended December 31, 2018, consisting of proceeds from credit facilities and financing arrangements of $250.1 million, credit facilities' and financing arrangements' repayments of $ 238.7 million, repurchase of common stock of $85.1 million, dividends and distribution paid of $6.3 million and payment of financing fees of $2.7 million.

Net cash provided by financing activities was $681.5 million for the year ended December 31, 2017, consisting of proceeds from common stock issuance of $568.9 million and proceeds from long-term debt of $150.0 million partly offset by repayments of $18.8 million of debt under our long-term credit facilities, dividend payments of $10.0 million and payments of financing fees of $8.6 million.
Year ended December 31, 2017 compared to year ended December 31, 2016
Our cash and cash equivalents including restricted cash decreased to $30.2 million as of December 31, 2017, compared to $76.8 million as of December 31, 2016, primarily due to vessels acquisitions and long term repayments that were partly offset with proceeds from equity offerings and new long term credit facilities.
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
Net Cash Provided by/ (Used in) Investing Activities
Net cash used in investing activities was $690.0 million for the year ended December 31, 2017 due to (i) outflows regarding advances for vessels under construction and for vessel acquisitions amounting to $698.2 million and (ii) proceeds from sale of a vessel of $8.2 million.
Net cash provided by investing activities was $55.1 million for the year ended December 31, 2016 due to (i) the proceeds from the sale of our Ocean Rig shares amounted to $49.9 million and (ii) the net proceeds from the sale of our vessels and vessel owning companies amounted to $5.1 million.
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

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2018:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In millions of Dollars)
Long-term debt(1)	$292.3	$39.3	$53.3	$108.3	$91.4
Interest	$63.0	$13.7	$24.0	$17.0	$8.3
Finance lease liability(2)	$93.4	$8.7	$17.2	$16.1	$51.4
Total	$448.7	$61.7	$94.5	$141.4	$151.1

(1) As further discussed in Note 11 to our consolidated financial statements included herein, the outstanding balance of our long-term debt at December 31, 2018 was $292.3 million (gross of unamortized deferred financing fees of $2.2 million), included in current liabilities, in the consolidated balance sheet included in this annual report. The above amounts were used to partially finance the expansion of our fleet and for general working capital purposes. The credit facilities and financing arrangements bear interest at LIBOR plus a margin. The amounts in the line under "Long-term debt" do not include any projected interest payments.
(2) As further discussed in Notes 4, 12 and 16.3 to our consolidated financial statements included herein, the contractual finance lease obligations at December 31, 2018, was $93.4 million.
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
Name	Age	Position
George Economou	66	Chairman, Chief Executive Officer and Class A Director
Harry Kerames	64	Class B Director
George Demathas	66	Class C Director
Andreas Argyropoulos	42	Class A Director
George Kokkodis	59	Class B Director
Anthony Kandylidis	42	Class C Director, President and Chief Financial Officer
Dimitrios Dreliozis	42	Vice President of Finance
Anastasia Pavli	37	Secretary
Biographical information with respect to each of our directors, executives and key personnel is set forth below:
Mr. George Economou has over 40 years of experience in the maritime industry and has served as our chairman and chief executive officer since its incorporation in 2004. Mr. Economou was also the chairman of Ocean Rig until December 2018 and served as Ocean Rig's chief executive officer from 2010 until 2017. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, he has been a member of the board of directors of Danaos Corporation. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.
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
Mr. Andreas Argyropoulos was appointed to our board of directors on July 26, 2017. Mr. Argyropoulos previously worked for Ocean Rig for five years in a variety of positions, including the marketing department and then serving as communications manager. Before joining Ocean Rig in 2012, Mr. Argyropoulos worked as marketing manager for Nike Greece from 2006 to 2009. He also has extensive experience in international event management. Mr. Argyropoulos received a Bachelor of Science degree from Boston University and a Master's degree from the CIES/FIFA Master in Neuchatel, Switzerland. He speaks five languages fluently.
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
Mr. Anthony Kandylidis has served as our president and chief financial officer since December 2016 and was appointed a director of DryShips in July 2017. Mr. Kandylidis was previously our Executive Vice President since January 2015. Mr. Kandylidis also served as Executive Vice Chairman and director of Ocean Rig until December 2018 and is also a director of the International Association of Drilling Contractors. In September 2006, Mr. Kandylidis founded OceanFreight Inc., a public shipping company listed on Nasdaq, which was absorbed by DryShips through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds an MSc. in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kandylidis is the nephew of Mr. George Economou, our founder, chairman, and chief executive officer.
Mr. Dimitris Dreliozis was appointed as our Vice President of Finance in December 2016. He had previously served as our financial controller since December 2015, and has 15 years of finance and accounting experience, including 11 years in various senior financial positions within the DryShips group, including Ocean Rig. For the period from July 2004 to May 2008, Mr. Dreliozis worked as an external auditor for Deloitte. Mr. Dreliozis is a graduate of the Athens University of Economics and Business.
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
B. Compensation of Directors and Senior Management
We paid an aggregate amount of $0 million, $0.1 million, and $3.6 million as cash compensation to our officers and executive directors for the fiscal years ended December 31, 2018, 2017 and 2016, respectively. We do not have a retirement plan for our officers or directors.
As of January 1, 2017 and onwards, the TMS Managers have been providing us with the services for our senior executive officers as per the TMS Agreements. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors also receive a director fee of $0.07 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
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

C. Board Practices
Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The terms of our Class A directors, Messrs. Economou and Argyropoulos, expire at the annual general meeting of shareholders in 2020. The term of our Class B director, Messrs. Kerames and Kokkodis, expire at the annual general meeting of shareholders in 2021. The term of our Class C director, Messrs. Demathas and Kandylidis, expire at the annual general meeting of shareholders in 2019.
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

Committees of the Board of Directors
Our board of directors has established an audit committee comprised of three independent directors: Messrs. Kerames, Demathas and Argyropoulos. Mr. Kerames has been appointed to serve as Chairman of the audit committee. The audit committee is governed by a written charter, which has been approved by the board of directors. The board of directors has determined that all of the members of the audit committee meet the applicable independence requirements under Rule 10A-3 of the Exchange Act and the Nasdaq corporate governance rules and fulfill the requirement of being financially literate and that Harry Kerames qualifies as an "audit committee financial expert" as defined under current SEC regulations. The audit committee is appointed by the board of directors and is responsible for, among other matters:
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
D. Employees
As of December 31, 2018, 2017, and 2016, we employed 3, 1, and 12 persons at its offices in Athens, Greece, respectively. As of December 31, 2018, the TMS Entities employed approximately 434 people in the aggregate. As of December 31, 2017, the TMS Entities employed approximately 363 people in the aggregate. As of December 31, 2016, TMS Entities employed approximately 128 people in the aggregate.

TMS Bulkers and TMS Offshore Services since the acquisition of Nautilus on October 21, 2015, and TMS Tankers and TMS Cardiff Gas since the acquisition of our tanker and gas carrier vessels and until the disposal of our gas carrier vessels during the fourth quarter of 2018, are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our drybulk, tanker, gas and offshore support vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. We did not experience any material work stoppages with respect to our drybulk, tanker, gas and offshore support segments due to labor disagreements during 2018, 2017, and 2016.
E. Share Ownership
For the total amount of shares of common stock owned by our officers and directors, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the beneficial ownership of our common stock, as of February 28, 2019, held by:
•	each person or entity that we know beneficially owns 5% or more of our common stock; and
•	all our executive officers, directors and key employees as a group.
Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of our common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of February 28, 2019, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class(1)
George Economou(2)	72,421,515	83.4%
Executive Officers, Key Employees and Directors as a Group	72,421,515	83.4%
_____________________
(1)	Based on 86,886,627 shares of common stock outstanding as of February 28, 2019.
(2)
Mr. Economou may be deemed to beneficially own shares of our common stock through SPII Holdings Inc. The business address for SPII Holdings Inc. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta. The correspondence address of Mr. Economou is c/o DryShips Management Services Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece. For additional information regarding significant changes in the percentage owership of Mr. Economou during the past three years, see the description of the Term Sheet, Private Placement and Righs Offering in "Item 4. Information on the Company—A. History and Development of the Company—Business Development—Developments related to Sifnos and Sierra."

As of February 28, 2019, we had two shareholders of record, which were located in the United States. One of our U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 14,465,107 shares of our common stock, representing 16.6% of our outstanding common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of our common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B. Related Party Transactions
Agreements with TMS Entities
Mr. George Economou, our Chairman and Chief Executive Officer, may be deemed to be the beneficial owner of the issued and outstanding capital stock of TMS Entities. Mr. Economou, and, under the guidance of our board of directors, manages our business, including our administrative functions, and we monitor the performance of the TMS Managers under our management agreements.

Management Agreement
Drybulk Carrier Segment
Management Agreements with TMS Bulkers and TMS Dry
Since January 1, 2011, we have outsourced all of our technical and commercial functions relating to the operation and employment of our drybulk carrier vessels to TMS Bulkers, a company that may be deemed to be beneficially owned by Mr. Economou, pursuant to management agreements entered into for each of our operating drybulk carriers and vessels under construction.
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
In accordance with the terms of the New TMS Agreements effective as of January 1, 2017, we and our subsidiaries entered into new agreements with TMS Bulkers. On May 31, 2018, we supplemented the management services providers under the New TMS Agreements to include TMS Dry, which is the manager of our new acquired Newcastlemax drybulk carriers, the Huahine, Conquistador, Pink Sands and Xanadu.
In accordance with the terms of the New TMS Agreements, the all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, the basis being a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The New TMS Agreements also entitled the TMS Bulkers to an aggregate performance bonus for 2016 amounting of $6.0 million, as well as a one-time setup fee of $2.0 million. Under each respective agreement, TMS Bulkers and TMS Dry will be entitled to (i) a discretionary performance fee (up to $20.0 million, in either cash or common stock, at the discretion of our board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Bulkers and TMS Dry; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Bulkers and TMS Dry, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.
Each management agreement with TMS Bulkers and TMS Dry has a term of ten years.
Under both the New TMS Agreements and the agreements effective up to December 31, 2016, in the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Bulkers and TMS Dry a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Bulkers and TMS Dry, respectively, under the term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate each agreement with TMS Bulkers and TMS Dry for convenience at any time for a fee of $50.0 million.
Under both the New TMS Agreements and the agreements effective up to December 31, 2016, if TMS Bulkers and TMS Dry are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, we will pay TMS Bulkers and TMS Dry an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $572 based on the Euro/U.S. Dollar exchange rate at December 31, 2018) per day.
During the years ended December 31, 2018, 2017 and 2016, total charges from TMS Bulkers and TMS Dry under the management agreements amounted to $11.7 million, $11.8 million and $19.0 million, respectively.
Offshore Support Segment
Management Agreements with TMS Offshore Services
Since we acquired all of the issued and outstanding share capital of Nautilus in 2015, TMS Offshore Services has provided overall technical and crew management for our platform supply and oil spill recovery vessels on terms similar to those provided by TMS Bulkers prior to January 1, 2017. In accordance with the terms of the New TMS Agreements effective as of January 1, 2017, we and our subsidiaries entered into new agreements with TMS Offshore Services.

In accordance with the terms of the New TMS Agreements, the all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, the basis being a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.  The New TMS Agreements also entitled the TMS Offshore Services to an aggregate performance bonus for 2016 amounting of $6.0 million, as well as a one-time setup fee of $2.0 million. Under each respective agreement, TMS Offshore Services will also be entitled to (i) a discretionary performance fee (up to $20.0 million, in either cash or common stock, at the discretion of our board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Offshore Services; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Offshore Services, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.
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
For the years ended December 31, 2018, 2017 and 2016, total charges from TMS Offshore Services under the management agreements amounted to $4.0 million, $4.7 million and $4.6 million, respectively.
Tankers Segment
Management Agreements with TMS Tankers
In connection with our acquisition of four tankers in 2017 and two tankers in 2018, we entered into effective January 1, 2017 service agreements with TMS Tankers on similar terms as the service agreements contemplated by the New TMS Agreements with TMS Bulkers and TMS Offshore Services.
In accordance with the terms of the New TMS Agreements, the all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, the basis being a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Under each respective agreement, TMS Tankers will also be entitled to (i) a discretionary performance fee (up to $20.0 million, in either cash or common stock, at the discretion of our board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by TMS Tankers; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by TMS Tankers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses.
Each management agreement with TMS Tankers has a term of ten years.
In the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Tankers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Tankers under the term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the each agreement with TMS Tankers for convenience at any time for a fee of $50.0 million.
For the years ended December 31, 2018, 2017 and 2016, total charges from TMS Tankers under the management agreements amounted to $2.6 million, $1.4 million, and $0, respectively.
Gas Carrier Segment
In connection with our acquisition of four VLGC newbuildings in 2017, we entered into new service agreements with TMS Cardiff Gas on similar terms as the service agreements contemplated by the New TMS Agreements with TMS Bulkers and TMS Offshore Services. All management agreements with TMS Cardiff Gas had expired, as all VLGCs had been sold during the fourth quarter of 2018.
For the years ended December 31, 2018 and 2017, total charges from TMS Cardiff Gas under the management agreements amounted to $2.4 million and $0.5 million, respectively.
Cardiff Tankers Inc. – Cardiff Gas Ltd.

Under certain charter agreements for our tankers and previously-owned gas carrier vessels, Cardiff Tankers Inc. and Cardiff Gas Ltd., two Marshall Islands entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on the charter hire earned by those vessels. Cardiff Gas provided us with such services until the disposal of our four VLGCs during the fourth quarter of 2018.

Consultancy Agreements
Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited, or Vivid Finance, a company that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, Vivid provided us with financing-related services. Effective January 1, 2013, we amended the agreement with Vivid to limit the scope of the services provided under the agreement to us and our subsidiaries or related parties. In essence, post-amendment, our consultancy agreement with Vivid was in effect for our tanker, drybulk and offshore support shipping segments only. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties. On October 22, 2008, we entered into a consultancy agreement with Fabiana Services S.A., a Marshall Islands entity, or Fabiana, as amended and supplemented from time to time that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, with an effective date of February 3, 2008. Under the agreement, Fabiana provided the services of our Chairman and Chief Executive Officer. Effective December 31, 2016, the consultancy agreement with Fabiana was terminated at no cost by mutual agreement of the parties. Under the consultancy agreement effective from January 1, 2015 between the Company and Basset Holdings Inc., or Basset Holdings, a Marshall Islands company that may be deemed to be beneficially owned by our President and Chief Financial Officer Mr. Anthony Kandylidis, Basset Holdings provided the services of Mr. Kandylidis in his capacity as our Executive Vice President, and since May 2016 in his capacity as President and since December 2016 in his capacity as Chief Financial Officer. Effective December 31, 2016, the consultancy agreement with Basset Holdings was terminated at no cost by mutual agreement of the parties.
Sifnos Shareholders Inc. and Sierra Investments Inc.
On October 21, 2015, as amended on November 11, 2015, we entered the Revolving Credit Facility with Sifnos, an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer, for general working purposes. The Revolving Credit Facility was secured by shares that we held in Ocean Rig and in Nautilus and by a first priority mortgage over one Panamax drybulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of our common stock or into shares of common stock of Ocean Rig held by us. The conversion would be based on the volume weighted average price of either stock plus a premium. In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. Specifically, we, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 8 preferred shares (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of us. As of December 22, 2015 the Company drew down the amounts of $30.0 million under the Revolving Credit Facility. On December 30, 2015, our board of directors elected to convert $10.0 million of the outstanding principal amount of the outstanding Revolving Credit Facility into 8 shares of our Series B Convertible Preferred Stock (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which our common shares were entitled to vote as a single class and each share of Series B Convertible Preferred Stock had five votes. The shares of Series B Convertible Preferred Stock were to be mandatorily converted into shares of our common shares on a one to one basis within three months after the issuance thereof or any earlier  date selected by us in our sole discretion. The above transactions were approved by the independent members of our board of directors on the basis of fairness opinions obtained in connection with those transactions.
On March 24, 2016, we entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10.0 million to $70.0 million, to give us an option to extend the maturity of the facility by 12 months to October 21, 2019, and to cancel the option of the lender to convert the outstanding loan to our common stock. Additionally, subject to Sifnos prior written consent, we had the right to convert $8.75 million of the outstanding balance of the loan into 29 of our preferred shares (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares), with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction, we also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Convertible Preferred Shares (100,000,000 before the 1-for-25, 1-for-4, 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by Sifnos for $8.75 million. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion. We subsequently cancelled the Series B Convertible Preferred Shares previously held by Sifnos, effective March 24, 2016.
On March 29, 2016, we drew down the amount of $28.0 million under the Revolving Credit Facility.
On April 5, 2016, we sold all of our shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49.9 million and used $45.0 million from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility.  In addition we reached an agreement under the Revolving Credit Facility whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to DryShips, in exchange for a 40% loan to value maximum loan limit, being introduced under the facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.

On September 9, 2016, we entered into an agreement to convert $8.75 million of the outstanding balance of the Revolving Credit Facility into 29 shares of our Series D Preferred shares (3,500,000 shares before the 1-for-15, 1-for-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits shares), which were issued on September 13, 2016. Each preferred share had 100,000 votes and was not convertible into our common stock. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion. Also on September 21, 2016, we drew down the amount of $7.8 million under the Revolving Credit Facility.
On October 31, 2016, the Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding loan into shares of our common stock. On October 31, 2016 and as part of the sale of the vessel owning companies of Panamax drybulk carriers, the Amalfi, Galveston and Samatan, we paid the amount of $58.6 million to the new owners, being the difference between the purchase price and the outstanding balance of the respective secured credit facility, by increasing by the same amount the outstanding balance of the Revolving Credit Facility. Therefore, following this transaction, the outstanding balance under the Revolving Credit Facility was $69.4 million. This transaction was approved by the independent members of our board of directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two syndicated loans previously arranged by HSH Nordbank, with an outstanding balance of an aggregate $85.1 million under the ex-HSH syndicated facilities.
On December 15, 2016, we made a prepayment of $33.5 million under the Revolving Credit Facility.
On December 30, 2016, we entered into the New Revolving Facility with Sifnos for the refinancing of its prior outstanding debt, which then amounted to a total of $121.0 million. Under the terms of the New Revolving Facility, Sifnos extended a new loan of up to $200.0 million that was secured by all of our then present and future assets except the MV Raraka. The New Revolving Facility carried an interest rate of LIBOR plus 5.5%, was non-amortizing, had a tenor of three years, had no financial covenants and was arranged with a fee of 2.0% and had a commitment fee of 1.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.
On January 19, 2017 and March 10, 2017, we acquired two VLGCs, which were then under construction and on April 6, 2017, acquired the two remaining VLGCs then under construction pursuant to the LPG Option Agreement and partially financed the closing price of the acquisition of the vessel owning companies of the four vessels by using the then remaining undrawn liquidity of $79.0 million, under the New Revolving Facility. On May 23, 2017, we were released of all of our obligations and liabilities under the New Revolving Facility, as amended, through a Notice of Release from Sifnos, and entered into the Revolving Facility with Sierra and a separate participation rights agreement with Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive Officer. The Revolving Facility carried an interest rate of LIBOR plus 6.5%, was non-amortizing, had a tenor of five years, had no financial covenants and was arranged with a fee of 1.0%. In addition, Mountain had the ability to participate in realized asset value increases of all of our present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and had a duration of up to the maturity of the Revolving Facility. The transaction was approved by the independent members of our board of directors and a fairness opinion was obtained in connection with this transaction.
On August 29, 2017, in connection with the Private Placement, we reduced the principal outstanding balance of the Revolving Facility by $27.0 million.
On October 4, 2017, in connection with the closing of the Rights Offering, we reduced the principal outstanding balance of the Revolving Facility by $99.2 million.
On October 25, 2017, we entered into the Loan Facility Agreement with Sierra to refinance the outstanding debt under Revolving Facility, amounting to a total of $73.8 million. The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of five years, had no arrangement or commitment fee and was secured by four of our vessels, two tanker vessels (Samsara and Balla) and two drybulk carrier vessels (Judd and Castellani). Furthermore, it contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. No arrangement fees or otherwise were charged in connection with the refinancing. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.
On February 1, 2018, we repaid in full the outstanding balance of $73.8 million under the Loan Facility Agreement.

Other Agreements
Ocean Rig
On March 29, 2016, we entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig to assist with the stacking of Ocean Rig's drilling units in Las Palmas. The transactions were approved by the independent members of our board of directors.
On April 5, 2016, we sold all of our shares in Ocean Rig to a subsidiary of Ocean Rig for total cash consideration of approximately $49.9 million. As of April 5, 2016, we no longer hold any equity interest in Ocean Rig.
Vessel Transactions
On March 24, 2016, we concluded a new sales agreement with entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and Chief Executive officer, for the sale of our Capesize vessels Rangiroa, Negonego, Fakarava, along with the associated debt, which had an outstanding balance of $102.1 million at March 24, 2016. On March 30, 2016, we received the lender's consent for the sale of the vessels and made a prepayment of $15.0 million, under the respective loan agreement. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. The transaction was approved by the independent members of our board of directors taking into account independent third-party broker charter free valuations certificates.
On September 16, 2016 and October 26, 2016, we entered into sales agreements with entities that may be deemed to be beneficially owned by Mr. George Economou for the sale of the shares of our owning companies of the Panamax vessel Oregon and the Panamax vessels Amalfi and Samatan, respectively. The transactions were approved by the independent members of our board of directors taking into account independent third-party broker charter free valuations certificates.
On January 12, 2017, we entered into the LPG Option Agreement with companies that may be deemed to be beneficially owned by our Chairman and Chief Executive Officer, Mr. George Economou, to purchase up to four high specifications VLGCs capable of carrying LPG that were then under construction at HHI. In January 2017, March 2017, and April 2017, we exercised all four of our options for $83.5 million each under the LPG Option Agreement, pursuant to which we acquired (i) the four owning companies that were parties to the four aforementioned VLGC newbuilding contracts with HHI and (ii) Cardiff LPG Ships Ltd and Cardiff LNGShips Ltd. The transaction was approved by the independent members of our board of directors taking into account independent third-party broker valuations. As of the date of this annual report, all four of our VLGCs have been disposed to unaffiliated buyers pursuant to the Memoranda of Agreements dated July 4, 2018.
On May 15, 2017, we entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the independent members of our board of directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period.
On May 31, 2018, we entered into two separate share purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier Huahine and the Suezmax tanker vessel Marfa, including their associated credit facilities, respectively. The transactions were approved by the independent members of our board of directors taking into account independent third-party broker charter free valuations certificates.
On June 20, 2018, we entered into an index-linked employment agreement for the Newcastlemax drybulk carrier Huahine with TMS Dry. Under the agreement, we could give 60-days advance termination notice and could then seek alternative or fixed rate employment. The transaction was approved by the independent members of our board of directors taking into account among other things the actual speed and consumption figures of the vessel,  the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity.  On July 30, 2018 and upon notice of termination, the employment agreement with TMS Dry was terminated.
On November 19, 2018, we entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel Botafogo, including its associated credit facility. The transaction was approved by the independent members of our board of directors taking into account independent third-party broker charter free valuations certificates.

On November 19, 2018, we entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, from with entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and CEO, for an aggregate bareboat charterhire of $171.5 million. These vessels were already secured by mortgages under secured credit facilities that expire from April 2028 to February 2029, bear interest at LIBOR plus a margin and are repayable in quarterly installments with balloon payments at maturity. The bareboat charterhire is payable as follows: i) an amount of $99.9 million in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and ii) an amount of $71.6 million in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of the relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturities. As part of the agreements, there are purchase obligations upon payment of each balloon installment at each last repayment date. On the same date, we entered into three separate index linked employment agreements for each of the aforementioned vessels with TMS Dry. Under the agreements, we can give 60-days advance termination notice and can then seek alternative or fixed rate employments. The transactions were approved by the independent members of our board of directors taking into account i) independent third-party broker charter free valuations certificates and ii) the speed and consumption of actual figures of each vessel, the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity.
On January 11, 2019, we entered into an index-linked employment agreement for our 2014 built Newcastlemax drybulk carrier, the Marini, with TMS Dry. Under the charter, the gross rate is linked to the Baltic Capesize Index (BCI5TC) plus 16% and has an expected duration of 10 to 12 months. The transaction was approved by the independent members of our board of directors taking into account among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity.
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
We have obtained hull and machinery insurance for the assessed market value of our fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect us from all liabilities that could result from its operations in all situations. Risks against which we may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by our negligence.
As part of the normal course of operations, our customers may disagree on amounts due to us under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due.
HPOR Servicos De Consultaria Ltda, or HPOR, on September 1, 2016 commenced London arbitration references against, among others, us, seeking payment of certain commissions that HPOR is alleging were due by, amongst others, us for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. We have vigorously been defending such allegations and on December 13, 2018, HPOR's appeal was dismissed, with the Commercial Court confirming the decision of the arbitral tribunal and also refusing HPOR permission to appeal further. We and Ocean Rig UDW, or Ocean Rig, were therefore entirely successful. No further appeal is possible by HPOR and the matter is considered closed.

On July 4, 2017, we announced that we and Mr. Economou had been named as defendants in a lawsuit filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest. We and Mr. Economou subsequently filed motions to dismiss. The Court finally determined those motions on February 26, 2018. Plaintiff filed a motion for voluntary dismissal without prejudice and the Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018. Plaintiffs filed a new action in the U.S. District Court for the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.) alleging breaches of fiduciary duty and violations of Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On March 14, 2018, Defendants moved for an order requiring Plaintiffs to pay Defendants' costs incurred in the prior action, and for a stay pending payment of costs. On April 22, 2018, plaintiffs filed a first amended complaint propounding additional allegations for constructive or common law fraud or violation of Section 9 of the Securities Exchange Act of 1934. On October 10, 2018, the magistrate judge issued a report and recommendation, recommending that the Court grant Defendants' motion for costs in part, and that the Court stay further proceedings pending Plaintiffs' satisfaction of the cost award. On October 31, 2018, over the Plaintiff's objection, the Court adopted the magistrate's report and recommendation, granted defendants' motion for costs and for stay pending payment of costs in part, and ordered that the case be stayed until plaintiffs satisfy the cost award.  The case was administratively closed by order dated October 31, 2018.  Plaintiffs filed a notice of appeal of the district court's order to the Fifth Circuit Court of Appeals on October 31, 2018, and filed their opening brief in that appeal on December 28, 2018.  Defendants-appellees filed their brief in opposition on January 28, 2019, and Plaintiffs-appellants served their reply brief on or about the same day. We and Mr. Economou believe that the complaint is without merit and intend to contest the allegations in the Texas action.
On August 2, 2017, a putative class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, us and two of our executive officers. The complaint alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. An amended complaint was filed by the putative lead plaintiff on September 21, 2018 in accordance with the schedule set by the Court, adding a Section 20A claim against all defendants, and a Section 20(a) claim against one of our directors named as an additional defendant. On October 26, 2018, we served a motion to dismiss.  On December 14, 2018, we filed the fully-briefed motion to dismiss and opposition papers.  On November 30, 2018, putative lead plaintiffs served a motion to strike extraneous documents attached to our motion to dismiss filings.  The putative lead plaintiffs filed the fully-briefed motion papers on December 26, 2018. The Court has scheduled a status conference for May 29, 2019. We and our management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain Ocean Rig creditors against, among others, us and two of our executive officers (who are currently directors) and TMS Offshore Services. The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. We (and all other defendants) moved to dismiss the case on October 31, 2017. Following briefing and oral argument, by order dated September 27, 2018, the Court granted Defendants' Joint Motion to Dismiss Complaint, and Defendants George Economou and Antonios Kandylidis' Motion to Dismiss, dismissing the case in its entirety without leave to replead. On or about October 24, 2018, Plaintiffs filed a notice of appeal to the Marshall Islands Supreme Court. The plaintiff-appellant's opening brief is due to be filed on March 6, 2019, with the defendant-appellee's opposition brief due on May 15, 2019 and the plaintiff-appellant's reply brief due on May 27, 2019.  We and our management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of Ocean Rig's creditors referenced above, and certain other claims. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the restructuring.
We and certain of our officers and directors have received subpoenas from the SEC requesting certain documents and information from us in connection with offerings made by us between June 2016 and August 2017. We are providing the requested information to the SEC and continue to respond to the ongoing requests from the SEC.
Other than the cases mentioned above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.
Dividend Policy
In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, previously suspended dividends on shares of our common stock. Beginning for the fourth quarter ended December 31, 2016, our board of directors approved a dividend policy to declare and pay quarterly dividends of $2.5 million to holders of our common stock. The dividend per share to be paid by us is determined based on the number of shares outstanding on the applicable record date. Accordingly, our board of directors declared quarterly dividends of $2.5 million to holders of our common stock for the quarter ended March 31, 2018. On July 30, 2018, our board of directors has decided to suspend our previously announced cash dividend policy until further notice.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities and financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.
The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk, tanker or offshore support charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.
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
Our dividend policy is assessed by our board of directors from time to time. The suspension of dividends allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities and financing arrangements, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our credit facilities and financing arrangements, as applicable.
B. Significant Changes
See note 22 of "Item 18. Financial Statements."
Item 9. The Offer and Listing
Shares of our common stock currently trade on the Nasdaq Capital Market under the symbol "DRYS."

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information set forth in the sections entitled "Description of Capital Stock" and "Description of Preferred Shares" in the Rule 424(b)(2) Prospectus Supplement to our Registration Statement on Form F-3 (Registration No. 333-202821), filed with the SEC on August 31, 2017, is incorporated by reference herein, provided that as of February 28, 2019, we had 86,886,627 shares of our common stock outstanding.
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
Description of Preferred Shares
As of the date of this annual report, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000,000 have been designated as Series A Convertible Preferred Stock, 10,000,000 have been designated as Series A Participating Preferred Stock, 100,000,000 have been designated as Series B Convertible Preferred Stock, 10,000 shares have been designated as Series C Convertible Preferred Stock, 3,500,000 shares have been designated as Series D Preferred Stock, 50,000 shares have been designated as Series E-1 Convertible Preferred Stock, and 50,000 shares have been designated as Series E-2 Convertible Preferred Stock. As of February 28, 2019, there were no preferred shares issued and outstanding.
Our Articles of Incorporation and Bylaws
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws do not impose any limitations on the ownership rights of our shareholders.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. Our Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our Second Amended and Restated Bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. The term of our directors designated Class A directors expires at our 2020 annual meeting of shareholders. Class B directors serve for a term expiring at our 2021 annual meeting of shareholders. Directors designated as Class C directors serve for a term expiring at our 2019 annual meeting of shareholders. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Under our Second Amended and Restated Bylaws, no contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization of which one or more of our directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or a committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to our board or directors or the applicable committee thereof and the board of directors or such committee, as applicable, in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined under the BCA, then by unanimous vote of the disinterested directors; (ii) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to our shareholders, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by our board of directors, a committee thereof or our shareholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee thereof that authorizes the contract or transaction.
Shareholder Meetings
Under our Second Amended and Restated Bylaws, annual shareholders meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.
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
Indemnification of Officers and Directors
Our Second Amended and Restated Bylaws include a provision that entitles any director or officer of the Company to be indemnified by the Company upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
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
The indemnification provisions in our Second Amended and Restated Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.
Anti-Takeover Provisions of Our Charter Documents
Several provisions of our Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock
Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock, of which 100,000,000 of these shares have been designated as Series A Convertible Preferred Stock, 10,000,000 of these shares have been designated as Series A Participating Preferred Stock, 100,000,000 of those have been designated as Series B Convertible Preferred Stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares have been designated as Series E-1 Convertible Preferred Stock, and 50,000 shares have been designated as Series E-2 Convertible Preferred Stock. As of February 28, 2019, there were no preferred shares outstanding. Our board of directors may issue additional shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
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
Election and Removal of Directors
Our Amended and Restated Articles of Incorporation prohibit cumulative voting in the election of directors. Further, our Second Amended and Restated Bylaws require shareholders to give advance written notice of nominations for the election of directors. Our Second Amended and Restated Bylaws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Under the BCA and our Second Amended and Restated Bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.
Our Second Amended and Restated Bylaws further provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or the President may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting of shareholders for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting of shareholders.
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
Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2018 taxable year, the Company believes that it satisfied the Publicly-Traded Test.
Because the Company's common stock, which was the Company's sole class of issued and outstanding stock in 2018, is listed on the NASDAQ Capital Market, the Company believes that it can rely on its common stock as "primarily traded" and "regularly traded" on an established securities market during the 2018 taxable year. The Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the 5 Percent Override Rule.

For purposes of determining the persons that own 5% or more of our common shares, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We believe that 5% Shareholders controlled more than 50% of our common shares for more than half of the days in the taxable year, and therefore, we triggered the 5 Percent Override Rule.  However, even if the 5 Percent Override Rule is triggered, if the Company receives ownership statements, as prescribed by relevant Treasury Regulations, from the 5% Shareholders and each intermediary company through which such shareholders hold their shares, such shareholders can be excluded from the determination that 5% Shareholders controlled more than 50% of our common shares.  We expect to receive such ownership statements in the form and manner required by the Treasury Regulations, and therefore, we expect to qualify for Section 883 for the 2018 taxable year.  There can be no assurance that we will be able to satisfy the requirements of Section 883 of the Code in any future taxable year.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from the SEC's website: http://www.sec.gov.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Our Risk Management Policy
Our primary market risks relate to adverse movements in the charterhire rates for our drybulk, tanker and offshore support fleet and any declines that may occur in the value of our assets, which consist primarily of our drybulk, tanker and offshore support vessels. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, charter rates and dayrates and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to these risks. In regard to charter rates and bunker prices, as our employment policy for our vessels has been, and is expected to continue to be, with a high percentage of our fleet on periodic employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.
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
Under the terms of our credit facilities and financing arrangements, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, in order to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet. These valuations are used in the assessment regarding the necessary ongoing level of depreciation that we are recording on our books.
Interest Rate Risk
Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The international shipping and offshore industries are capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt (credit facilities, financing arrangements) and finance lease agreements. Our credit facilities, financing arrangements and finance leases usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.
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

As of December 31, 2018, we did not have any interest rate swaps, cap or floor agreements.
Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1.0%, with all other variables held constant, would have increased our interest and finance costs, decreased our net income and cash inflows in the current year by approximately $3.6 million based upon our long-term debt and finance lease level at December 31, 2018.
Foreign Currency Exchange Risk
We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petrobras Brazil for our offshore support was receivable in Brazilian Real. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2018, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates, as well as the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would not have a material effect on our net income.
Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2018, we did not have any open foreign currency forward exchange contracts.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depository shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.
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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO 2013 Framework, as of December 31, 2018.
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
Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2018, based on the framework established in Internal Control—Integrated Framework issued by the COSO 2013 Framework. Based on the aforementioned assessment, management concluded that Company's internal control over financial reporting was effective as of December 31, 2018.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2018, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.
(c) Report of Independent Registered Public Accounting Firm
The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.
(d) Changes in Internal Control over Financial Reporting
There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16B. Code of Ethics
We have adopted a code of ethics that applies to our directors, officers and employees. In March 2008, our board of directors adopted an amendment to our code of ethics that would permit our officers, directors and employees who own common shares to transact in our securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Exchange Act. In January 2018, we adopted a new stand-alone insider trading policy and amended our code of ethics to reflect the same. A copy of our code of ethics is posted on the DryShips Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o DryShips Management Services Inc., 109 Kifissias Avenue and Sina Street, 151 24 Marousi, Athens, Greece.

Item 16C. Principal Accountant Fees and Services
Audit Fees

The table below sets forth the total fees for the services performed by our Independent Auditors. The table below also identifies these amounts by category of services.

(U.S. Dollars in Thousands)	2017	2018
Audit and audit related fees	$515	$260
Total fees	$515	$260

The total fees for services performed by our independent auditors decreased for the year ended December 31, 2018, as compared to the respective period in 2017, mainly due to the reduction of our fleet with the disposal of some of our vessels and the abandonment of the spin-off of Gas Ships Limited, which was a one-off transaction, occurred in 2017.
There were no audit-related, tax or other fees billed in 2017 and 2018. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory fillings or engagements.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

(U.S. dollars in thousands except per share data) Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Jan 1 to Jan 31, 2018	-	$-	-	$-
Feb 1 to Feb 28, 2018	-	$-	-	$50,000
March 1 to March 31, 2018	2,816,445	$3.94	2,816,445	$38,774
April 1 to April 30, 2018	-	$-	-	$38,774
May 1 to May 31, 2018	1,430,466	$3.94	1,430,466	$33,139
June 1 to June 30, 2018	1,318,881	$4.59	1,318,881	$26,969
July 1 to July 31, 2018	200	$5.24	200	$26,968
Aug 1 to Aug 31, 2018	2,215,712	$4.84	2,215,712	$16,277
Sep 1 to Sep 30, 2018	2,586,244	$5.08	2,586,244	$2,994
Oct 1 to Oct 5, 2018	496,279	$6.02	496,279	$-
Oct 6 to Oct 31, 2018	190,000	$5.83	190,000	$48,892
Nov 1 to Nov 30, 2018	3,506,953	$5.72	3,506,953	$28,922
Dec 1 to Dec 31, 2018	2,481,500	$5.61	2,481,500	$14,962

On February 6, 2018, our board of directors approved a stock repurchase program, under which we may repurchase up to $50.0 million of our outstanding common shares for a period of 12 months, or the Repurchase Program. We may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. On October 5, 2018, we completed in full our Repurchase Program. Under the Repurchase Program, we repurchased a total of 10,864,227 shares of our common stock for an aggregate amount of $50.2 million including fees.
On October 29, 2018, our board of directors authorized a new stock repurchase program, under which we may repurchase up to $50.0 million of our outstanding common shares for a period of 12 months, or the New Repurchase Program. We may repurchase shares in privately negotiated or open market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of February 28, 2019, we have repurchased a total of 17,388,081 shares of our common stock for a gross consideration of $87.5 million including fees, pursuant to both of our repurchase programs. As of February 28, 2019, the number of shares of our common stock outstanding is 86,886,627.
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
•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Second Amended and Restated Bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Second Amended and Restated Bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

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

1.7
Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc., dated January 20, 2017, incorporated by reference to Exhibit 1.7 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

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
4.1
Deed of Release of Security, dated May 3, 2017, by and among Amathus Owning Company Limited, as remaining Borrower, DryShips Inc. as the Guarantor,  and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a loan facility of up to $87,653,740, incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.2
Agreement, dated December 9, 2016, among Dryships Inc., TMS Bulkers Inc., and TMS Offshore Services Ltd., incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016 filed with the SEC on March 13, 2017.

4.3
Form of Management Agreement with TMS Bulkers Ltd., incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.4
Form of Management Agreement with TMS Tankers Ltd., incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.5
Form of Management Agreement with TMS Offshore Services Ltd., incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.6
Form of Management Agreement with TMS Cardiff Gas Ltd., incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 of Gas Ships Limited, filed with the SEC on February 7, 2018.

4.7
Revolving Facility Agreement, dated May 23, 2017, between DryShips Inc. and Sierra Investments Inc., incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.8
Agreement, dated August 29, 2017, between DryShips Inc. and Sierra Investments Inc. relating to the Revolving Facility Agreement dated May 23, 2017, incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.9
Agreement, dated October 4, 2017, between DryShips Inc. and Sierra Investments Inc. relating to the Revolving Facility Agreement dated May 23, 2017, incorporated by reference to Exhibit 4.37 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.10
Secured Term Facility Agreement, dated October 25, 2017, between DryShips Inc., as Borrower, certain subsidiary guarantors party to the agreement from time to time as Guarantors, and Sierra Investments Inc., as Lender, incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.11
Deed of Participation, dated May 23, 2017, between Mountain Investments Inc. and DryShips Inc., incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.12
Deed of Release and Termination, dated August 29, 2017, between Mountain Investments Inc. and DryShips Inc., incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.13
Preferred Stock Exchange Agreement, dated August 29, 2017, between DryShips Inc. and Sifnos Shareholders Inc., incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.14
Form of Securities Purchase Agreement between DryShips Inc. and an institutional investor, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on June 8, 2016.

4.15
Form of Securities Purchase Agreement between DryShips Inc. and an institutional investor, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on November 17, 2016.

4.16
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited dated December 23, 2016, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on December 27, 2016.

4.17
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited, dated February 17, 2017, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on February 17, 2017.

4.18
Common Stock Purchase Agreement between DryShips Inc. and Kalani Investments Limited dated April 3, 2017, incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on April 3, 2017.

4.19
Share Purchase Agreement, dated March 9, 2017, between LPG Investments Inc. and VLGC Beta Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Beta Owning Ltd, incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F of DryShips for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.20
Share Purchase Agreement, dated April 3, 2017, between LPG Investments Inc. and VLGC Gamma Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Gamma Owning Ltd., incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.21
Share Purchase Agreement, dated April 3, 2017, between LPG Investments Inc. and VLGC Delta Shareholding Ltd. for the purchase of all the issued and outstanding capital stock of VLGC Delta Owning Ltd., incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.22
Share Purchase Agreement between LPG Investments Inc. and Entrepreneurial Spirit Holdings Inc., dated April 3, 2017, for the purchase of all of the issued and outstanding capital stock of Cardiff LNGShips Ltd., incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.23
Share Purchase Agreement between LPG Investments Inc. and Entrepreneurial Spirit Holdings Inc., dated April 3, 2017, for the purchase of all of the issued and outstanding capital stock of Cardiff LPG Ships Ltd. incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.24
Private Placement Purchase Agreement by and among Sierra Investments Inc., SPII Holdings Inc., Mountain Investments Inc., Sifnos Shareholders Inc., and DryShips Inc., dated August 29, 2017, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on August 29, 2017.

4.25
Purchase Agreement, between Sierra Investments, Inc. and DryShips Inc., dated August 29, 2017, incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DryShips Inc., filed with the SEC on August 31, 2017.

4.26
$150.0 million secured credit facility dated June 22, 2017, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 of Gas Ships Limited, filed with the SEC on February 7, 2018.

4.27
$90.0 million secured credit facility dated January 24, 2018 between Tortuga Owners Inc., Cecilia Owning Company Limited, Faros Owners Inc., Regina Owners Inc. as joint and several borrowers  and Credit Suisse AG in respect with the vessels Shiraga, Stamos, Balla and Samsara, incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.28
$35.0 million secured credit facility dated January 29, 2018 between Quora Owners Inc., Phoenix Owners Inc., Roscoe Marine Ltd. as joint and several borrowers, DryShips Inc. as guarantor and DVB Bank SE relating to the financing of vessels Valadon, Matisse and Rapallo, incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.29
$30.0 million secured credit facility dated March 8, 2018 between Amathus Owning Company Limited, Noufaro Owners Inc. as joint and several borrowers and ABN Amro Bank N.V. regarding the vessels Raraka and Judd, incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.30
Share Purchase Agreement, dated May 15, 2017, between Oil Tankers Investments Inc. and Cecilia Shipholding Limited, incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.31
Memorandum of Agreement dated April 2, 2018 between Orion Owners Inc. and Sea 46 Leasing Co. Limited, incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.32
Bareboat Charter dated April 2, 2018 between Orion Owners Inc. and Sea 46 Leasing Co. Limited. incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2017 filed with the SEC on April 4, 2018.

4.33	Memorandum of Agreement dated April 27, 2018 between Tempo Marine Co. as seller and Guangzhou Heyang Shipping Co. Limited as buyer, for the sale of Panamax Maganari
4.34
Share purchase agreement dated May 31, 2018, between Oil Tankers Investments Inc. as buyer and Zills Shareholders Inc. as seller, for the acquisition of all the issued and outstanding capital Zills Owning Company Limited

4.35
Share purchase agreement dated May 31, 2018, between Drybulk Investments Inc. as buyer and Rightmove Shareholders Inc. as seller, for the acquisition of all the issued and outstanding capital Rightmove Owners Inc.

4.36	Amended & Restated Credit Facility Agreement dated June 8, 2018 with DVB regarding tanker vessel Marfa
4.37	Deed of Accession, Amendment & Restatement of the Credit Facility dated June 8, 2018 with DVB regarding tanker vessel Marfa
4.38	Amended & Restated Credit Facility Agreement dated June 1, 2018 with DVB regarding drybulk carrier Huahine
4.39	Amending and Restating Agreement dated June 1, 2018 with DVB regarding drybulk carrier Huahine
4.40	Time charter party agreement dated June 20, 2018 between Rightmove Owners Inc., as owner and TMS Dry Ltd. as charterer, regarding the charter of drybulk carrier Huahine
4.41	Corporate Guarantee dated June 1, 2018 between DryShips Inc. as corporate guarantor and DVB Bank SE as security trustee relating to the credit facility agreement of Huahine
4.42
Supplemental Management Agreement dated May 31, 2018 to the Management Agreement dated December 9, 2016 made between DryShips Inc. and TMS Bulkers Ltd., TMS Tankers Ltd., TMS Offshore Services Ltd., TMS Dry Ltd. and TMS Cardiff Gas Ltd.

4.43	Memorandum of Agreement dated June 6, 2018 between Selene owning Company Limited as seller and Zhejiang Wanming Shipping Ltd. as buyer, for the sale of Panamax Bargara
4.44
Memorandum of Agreement dated June 11, 2018 between Argo Owning Company Limited as seller and Ningbo Economic and Technological Development Zone Longsheng Shipping Co. Ltd. as buyer, for the sale of Panamax Redondo

4.45	Memorandum of Agreement dated June 12, 2018 between Amara Shipping Company as seller and Ningbo Tianyi Shipping Limited as buyer, for the sale of Panamax Mendocino
4.46	Memorandum of Agreement dated June 27, 2018 between Dione Owning Company Limited as seller and Fujian Shunhong Shipping Co. Ltd. as buyer, for the sale of Panamax Marbella
4.47	Memorandum of Agreement dated July 4, 2018 between VLGC Delta Owning Ltd. as seller and Global Meridian Holdings Limited as buyer, for the sale of the VLGC Mont Gele
4.48
Addendum No.1 dated July 16, 2018 to the  Memorandum of Agreement dated July 4, 2018 between VLGC Delta Owning Ltd. as seller and Global Meridian Holdings Limited  as buyer, for the sale of the VLGC Mont Gele

4.49
Side Agreement dated July 4, 2018 between DryShips Inc., VLGC Gamma Owning Ltd., VLGC Delta Owning Ltd. and  Global Meridian Holdings Limited  in respect with the Memoranda of Agreement dated July 4, 2018 for the sale of the VLGCs Mont Fort and Mont Gele, regarding the grant of right of first refusal

4.50	Memorandum of Agreement dated July 4, 2018 between VLGC Gamma Owning Ltd. as seller and Global Meridian Holdings Limited as buyer, for the sale of the VLGC Mont Fort
4.51
Addendum No.1 dated July 16, 2018 to the  Memorandum of Agreement dated July 4, 2018 between VLGC Gamma Owning Ltd. as seller and Global Meridian Holdings Limited  as the original buyer, for the sale of the VLGC Mont Fort

4.52
Addendum No.2 dated July 24, 2018 to the Memorandum of Agreement dated July 4, 2018 between VLGC Gamma Owning Ltd. as seller, Meridian 11 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the VLGC Mont Fort

4.53
Addendum No.3 dated September 17, 2018 to the Memorandum of Agreement dated July 4, 2018 between VLGC Gamma Owning Ltd. as seller, Meridian 11 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the VLGC Mont Fort

4.54
Addendum No.2 dated July 24, 2018 to the  Memorandum of Agreement dated July 4, 2018 between VLGC Delta Owning Ltd. as seller,  Meridian 12 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the  VLGC Mont Gele

4.55
Addendum No.3 dated September 17, 2018 to the  Memorandum of Agreement dated July 4, 2018 between VLGC Delta Owning Ltd. as seller, Meridian 12 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the  VLGC Mont Gele

4.56
Deed of novation dated September 21, 2018 between VLGC Gamma Owning Ltd. as the original owners, Clearlake Shipping PTE Ltd as the charterers and Meridian 11 Limited as the new owners, regarding the attached charter party of the VLGC Mont Fort

4.57
Deed of novation dated September 21, 2018 between VLGC Delta Owning Ltd. as the original owners, Clearlake Shipping PTE Ltd as the charterers and Meridian 12 Limited as the new owners, regarding the attached charter party of the VLGC Mont Gele

4.58	Memorandum of Agreement dated July 4, 2018 between VLGC Alpha Owning Ltd. as seller and Global Meridian Holdings Limited as buyer, for the sale of the VLGC Anderida
4.59	Memorandum of Agreement dated July 4, 2018 between VLGC Beta Owning Ltd. as seller and Global Meridian Holdings Limited as buyer, for the sale of the VLGC Aisling
4.60
Addendum No.1 dated July 16, 2018 to the  Memorandum of Agreement dated July 4, 2018 between VLGC Alpha Owning Ltd. as seller and Global Meridian Holdings Limited  as the original buyer, for the sale of the VLGC Anderida

4.61
Addendum No.2 dated July 24, 2018 to the Memorandum of Agreement dated July 4, 2018 between VLGC Alpha Owning Ltd. as seller, Meridian 9 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the VLGC Anderida

4.62
Addendum No.3 dated September 17, 2018 to the Memorandum of Agreement dated July 4, 2018 between VLGC Alpha Owning Ltd. as seller, Meridian 9 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the VLGC Anderida

4.63
Addendum No.1 dated July 16, 2018 to the  Memorandum of Agreement dated July 4, 2018 between VLGC Beta Owning Ltd. as seller and Global Meridian Holdings Limited  as the original buyer, for the sale of the VLGC Aisling

4.64
Addendum No.2 dated July 24, 2018 to the Memorandum of Agreement dated July 4, 2018 between VLGC Beta Owning Ltd. as seller, Meridian 10 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the VLGC Aisling

4.65
Addendum No.3 dated September 17, 2018 to the Memorandum of Agreement dated July 4, 2018 between VLGC Beta Owning Ltd. as seller, Meridian 10 Limited as buyer and  Global Meridian Holdings Limited  as buyer's guarantor, for the sale of the VLGC Aisling

4.66
Deed of novation dated September 14, 2018 between VLGC Beta Owning Ltd. as the original owners, Shell International Trading and Shipping Company Limited as the charterers and Meridian 10 Limited as the new owners, regarding the attached charter party of the VLGC Aisling

4.67
Deed of novation dated September 14, 2018 between VLGC Alpha Owning Ltd. as the original owners, Shell International Trading and Shipping Company Limited as the charterers and Meridian 9 Limited as the new owners, regarding the attached charter party of the VLGC Anderida

4.68	Memorandum of Agreement dated August 2, 2018 between Tethys Owning Company Limited as seller and Ningbo ZMHL Technology Co. Ltd. as buyer, for the sale of Panamax Capitola
4.69
Share purchase agreement dated November 19, 2018, between Oil Tankers Investments Inc. as buyer and Lilac Shipmanagement S.A. as seller, for the acquisition of all the issued and outstanding capital Cerise Shipping Corp.

4.70	Fifth Supplemental Agreement to the Secured Credit Facility Agreement dated September 19, 2018 with Deutsche Bank regarding tanker vessel Botafogo
4.71	Guarantee & Indemnity between DryShips Inc. and Deutsche Bank regarding tanker vessel Botafogo
4.72	Bareboat Charter Agreement dated November 19, 2018 between Corysia Owning Company Limited as owner and Egeria Marine Inc. as charterer for the drybulk carrier Conquistador

4.73	Time charter party agreement dated November 19, 2018 between Egeria Marine Inc., as owner and TMS Dry Ltd. as charterer, regarding the charter of drybulk carrier Conquistador
4.74	Bareboat Charter Agreement dated November 19, 2018 between Pliades Owning Company Limited as owner and Lucina Marine Inc. as charterer for the drybulk carrier Pink Sands
4.75	Time charter party agreement dated November 19, 2018 between Lucina Marine Inc., as owner and TMS Dry Ltd. as charterer, regarding the charter of drybulk carrier Pink Sands
4.76	Bareboat Charter Agreement dated November 19, 2018 between Harpina Owning Company Limited as owner and Salacia Marine Inc. as charterer for the drybulk carrier Xanadu
4.77	Time charter party agreement dated November 19, 2018 between Salacia Marine Inc., as owner and TMS Dry Ltd. as charterer, regarding the charter of drybulk carrier Xanadu
4.78
Tripartite deed of covenant dated November 27, 2018 between Corysia Owning Company Limited as owner, Egeria Marine Inc. as charterer and KFW IPEX-Bank GmbH as security agent, relating to the drybulk carrier Conquistador

4.79
Tripartite deed of covenant dated November 27, 2018 between Pliades Owning Company Limited as owner, Lucina Marine Inc. as charterer and KFW IPEX-Bank GmbH as security agent, relating to the drybulk carrier Pink Sands

4.80
Tripartite deed of covenant dated November 27, 2018 between Harpina Owning Company Limited as owner, Salacia Marine Inc. as charterer and KFW IPEX-Bank GmbH as security agent, relating to the drybulk carrier Xanadu

4.81	Side letter agreement dated December 13, 2018 to the bareboat charter agreement dated November 19, 2018 regarding scrubber costs for the drybulk carrier Conquistador
4.82	Side letter agreement dated December 13, 2018 to the bareboat charter agreement dated November 19, 2018 regarding scrubber costs for the drybulk carrier Pink Sands
4.83	Side letter agreement dated December 13, 2018 to the bareboat charter agreement dated November 19, 2018 regarding scrubber costs for the drybulk carrier Xanadu
4.84	Memorandum of Agreement dated May 4, 2018 between Serenity Owners Inc. as sellers and Hai Kuo Shipping 1621 Limited as buyers regarding the vessel Bacon
4.85	Memorandum of Agreement dated May 4, 2018 between Kahuna Owners Inc. as sellers and Hai Kuo Shipping 1622 Limited as buyers regarding the vessel Castellani
4.86	Memorandum of Agreement dated May 4, 2018 between Marathi Owners Inc. as sellers and Hai Kuo Shipping 1623 Limited as buyers regarding the vessel Marini
4.87	Memorandum of Agreement dated May 4, 2018 between Meltemi Owners Inc. as sellers and Hai Kuo Shipping 1625 Limited as buyers regarding the vessel Morandi
4.88	Memorandum of Agreement dated May 4, 2018 between Aquarius Owners Inc. as sellers and Hai Kuo Shipping 1626 Limited as buyers regarding the vessel Nasaka
4.89	Rider Clauses to the Memorandum of Agreement dated May 4, 2018 between Serenity Owners Inc. as sellers and Hai Kuo Shipping 1621 Limited as buyers regarding the vessel Bacon
4.90	Rider Clauses to the Memorandum of Agreement dated May 4, 2018 between Kahuna Owners Inc. as sellers and Hai Kuo Shipping 1622 Limited as buyers regarding the vessel Castellani
4.91	Rider Clauses to the Memorandum of Agreement dated May 4, 2018 between Marathi Owners Inc. as sellers and Hai Kuo Shipping 1623 Limited as buyers regarding the vessel Marini
4.92	Rider Clauses to the Memorandum of Agreement dated May 4, 2018 between Meltemi Owners Inc. as sellers and Hai Kuo Shipping 1625 Limited as buyers regarding the vessel Morandi
4.93	Rider Clauses to the Memorandum of Agreement dated May 4, 2018 between Aquarius Owners Inc. as sellers and Hai Kuo Shipping 1626 Limited as buyers regarding the vessel Nasaka
4.94	Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1621 Limited as owners and Serenity Owners Inc. as charterers regarding the vessel Bacon
4.95	Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1622 Limited as owners and Kahuna Owners Inc. as charterers regarding the vessel Castellani

4.96	Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1623 Limited as owners and Marathi Owners Inc. as charterers regarding the vessel Marini
4.97	Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1625 Limited as owners and Meltemi Owners Inc. as charterers regarding the vessel Morandi
4.98	Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1626Limited as owners and Aquarius Owners Inc. as charterers regarding the vessel Nasaka
4.99	Additional Clauses to the Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1621 Limited as owners and Serenity Owners Inc. as charterers regarding the vessel Bacon
4.100	Additional Clauses to the Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1622 Limited as owners and Kahuna Owners Inc. as charterers regarding the vessel Castellani
4.101	Additional Clauses to the Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1623 Limited as owners and Marathi Owners Inc. as charterers regarding the vessel Marini
4.102	Additional Clauses to the Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1625 Limited as owners and Meltemi Owners Inc. as charterers regarding the vessel Morandi
4.103	Additional Clauses to the Bareboat charter agreement dated May 4, 2018 between Hai Kuo Shipping 1626 Limited as owners and Aquarius Owners Inc. as charterers regarding the vessel Nasaka
4.104
Intercreditor agreement date May 4, 2018 between Serenity Owners Inc., Kahuna Owners Inc., Marathi Owners Inc., Meltemi Owners Inc., Aquarius Owners Inc. as charterers and Hai Kuo Shipping 1621 Limited,  Hai Kuo Shipping 1622 Limited, Hai Kuo Shipping 1623 Limited, Hai Kuo Shipping 1625 Limited Hai Kuo Shipping 1626 Limited as Owners, in respect with the bareboat charter agreements of the vessels Bacon, Castellani, Marini, Morandi and Nasaka

4.105	Guarantee relating to the bareboat charter of the vessel Kelly dated April 2, 2018 between DryShips Inc. as guarantor and Sea 46 leasing Co. Limited as owners
4.106	Guarantee dated January 24, 2018 relating to the Loan agreement with Credit Suisse AG, between DryShips Inc. as corporate guarantor and Credit Suisse AG as security trustee
4.107	Guarantee and Negative Pledge dated January 24, 2018 relating to the Loan Agreement with Credit Suisse AG between Oil Tankers Investments Inc. as guarantor and Credit Suisse AG as security trustee
4.108	Corporate Guarantee Agreement dated March 8, 2018 between DryShips Inc. as guarantor and ABN Amro Bank N.V. regarding the Loan Agreement dated March 8, 2018 for vessels Raraka and Judd
4.109
Facility Agreement dated January 29, 2018 as amended and restated on  August 10, 2018 between Quora Owners Inc., Phoenix Owners Inc., Roscoe Marine Ltd. as joint and several borrowers, DryShips Inc. as guarantor and DVB Bank SE relating to the financing of vessels Valadon, Matisse and Rapallo

4.110	Form of Vessel Management Agreement with TMS Dry Ltd

8.1	Subsidiaries of Dryships Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.).
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2017 and 2018; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (v) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRYSHIPS INC.
(Registrant)

Date: March 1, 2019	By:	/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer

DRYSHIPS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of DryShips Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 1, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We have served as the Company’s auditor since 2010.

Athens, Greece
March 1, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of DryShips Inc.

Opinion on Internal Control Over Financial Reporting

We have audited DryShips Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, DryShips Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 1, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 1, 2019

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2017 and 2018
(Expressed in thousands of U.S. Dollars – except for share)

	December 31,
	2017	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$14,490	$141,851
Restricted cash (Note 2, 3)	726	20
Trade accounts receivable, net of allowance for doubtful receivables of $96 and $306 at December 31, 2017 and 2018, respectively (Note 17)	14,526	13,713
Due from related parties (Note 4)	16,914	27,864
Prepayments and advances	1,125	708
Other current assets (Note 5)	12,279	13,758
Total current assets	60,060	197,914

FIXED ASSETS, NET:
Advances for vessels under construction and related costs (Notes 4, 6)	31,898	-
Vessels, net (Notes 4, 7)	749,088	755,332
Total fixed assets, net	780,986	755,332

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Notes 10, 13)	34,000	34,000
Available for sale debt securities (Note 13)	-	4,961
Restricted cash (Note 2, 3)	15,010	15,010
Other non-current assets (Note 9)	44,869	4,088
Total other non-current assets	93,879	58,059
Total assets	$934,925	$1,011,305

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 11)	$11,635	$38,795
Accounts payable and other current liabilities	5,225	5,844
Accrued liabilities (Note 4)	4,758	3,387
Due to related parties (Notes 4, 12)	72	5,796
Deferred revenue (Note 17)	865	1,776
Total current liabilities	22,555	55,598

NON-CURRENT LIABILITIES
Long-term debt, net of deferred finance costs (Note 11)	133,703	251,288
Due to related parties (Notes 4, 12)	71,631	66,690
Total non-current liabilities	205,334	317,978

COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2017 and 2018; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares designated as Series E-1 Convertible Preferred Stock, and 50,000 shares designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2017 and 2018; 0 shares of Series B Convertible Preferred stock issued and outstanding at December 31, 2017 and 2018; 0 shares of Series C Convertible Preferred stock issued and outstanding at December 31, 2017 and 2018; 0 shares of Series D Preferred stock issued and outstanding at December 31, 2017 and 2018;  0 shares of Series E1 Convertible Preferred stock issued and outstanding at December 31, 2017 and 2018 and 0 shares of Series E2 Convertible Preferred stock issued and outstanding at December 31, 2017 and 2018  (Note 1, 14)
	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2017 and 2018; 104,274,708 shares issued at December 31, 2017 and 2018; 104,274,708 and 87,232,028 shares outstanding at December 31, 2017 and 2018, respectively (Notes 1, 14)	1,043	1,043
Treasury stock; $0.01 par value; 0 and 17,042,680 shares at December 31, 2017 and 2018 (Notes 1, 14)	-	(85,378)
Additional paid-in capital (Note 14)	4,066,083	4,067,124
Accumulated other comprehensive loss (Note 13)	-	(39)
Accumulated deficit	(3,360,090)	(3,345,021)
Total equity	707,036	637,729
Total liabilities and stockholders’ equity	$934,925	$1,011,305

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31,
	2016	2017	2018
REVENUES:
Voyage and time charter revenues (including amortization of market acquired time charters)	$51,934	$100,716	$186,135
Total Revenues (Notes 4, 8, 17)	$51,934	$100,716	$186,135

OPERATING EXPENSES/(INCOME):
Voyage expenses (Notes 4, 17)	9,209	19,704	31,676
Vessels’ operating expenses	47,443	60,260	68,391
Depreciation (Note 7)	3,466	14,966	25,881
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other (Notes 4, 7, 8, 13)	106,343	(4,125)	(9,623)
Impairment on goodwill (Notes 2c, 8)	7,002	-	-
General and administrative expenses (Note 4)	39,708	30,972	28,314
Other, net	(2,138)	(12)	853

Operating income/(loss)	(159,099)	(21,049)	40,643

OTHER INCOME / (EXPENSES):
Interest and finance costs (Notes 4, 18)	(8,857)	(14,707)	(21,779)
Gain on debt restructuring (Note 11)	10,477	-	-
Interest income	81	1,365	2,833
Loss on Private Placement (Notes 4, 13)	-	(7,600)	-
Gain on interest rate swaps (Note 13)	403	-	-
Other, net	(199)	(401)	89

Total other income/(expenses), net	1,905	(21,343)	(18,857)

INCOME/(LOSS) BEFORE INCOME TAXES AND LOSSES OF AFFILIATED COMPANIES	(157,194)	(42,392)	21,786

Income taxes (Note 21)	(38)	(152)	(6)
Losses of affiliated companies (Note 10)	(41,454)	-	-

NET INCOME/(LOSS)	$(198,686)	$(42,544)	$21,780

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 20)	$(206,381)	$(39,739)	$21,780

EARNINGS/LOSSES PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 20)	$(455,587.20)	$(1.13)	$0.22
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 20)	453	35,225,784	98,113,545
Dividends declared per share (Note 14)	$-	$26.85	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2016	2017	2018
- Net income/(loss)	$(198,686)	$(42,544)	$21,780
Other comprehensive income/(loss):
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net (Note 13)	110	-	-
- Unrealized losses associated with the change in fair value of investment in available for sale debt securities (Note 13)	-	-	(39)

Other comprehensive income/(loss)	$110	$-	$(39)

Comprehensive income/(loss) attributable to DryShips Inc.	$(198,576)	$(42,544)	$21,741

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock		Preferred stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total DryShips Stockholders Equity
BALANCE January 1, 2016	60	$—	8	$—	(3)	$—	$3,225,148	$233	$(3,103,969)	$121,412
- Net loss	—	—	—	—	—	—	—	—	(198,686)	(198,686)
- Issuance of common stock (Note 14)	442	—	—	—	—	—	14,434	—	—	14,434
- Issuance of preferred stock (Note 14)	—	—	42	—	—	—	117,981	—	—	117,981
- Conversion of preferred stock to common stock (Note 14)	4,209	—	(13)	—	—	—	41	—	—	41
- Exchange of Revolving Facility with preferred shares (Note 4)	—	—	(8)	—	—	—	(8,750)	—	—	(8,750)
-Sale of investment in Ocean Rig (Note 4)	—	—	—	—	—	—	—	(343)	—	(343)
- Other comprehensive income	—	—	—	—	—	—	—	110	—	110
- Amortization of stock based compensation (Note 15)	—	—	—	—	—	—	3,770	—	—	3,770
- Premium paid on common control transaction	—	—	—	—	—	—	(195)	—	—	(195)
-Dividends paid	—	—	—	—	—	—	7,695	—	(7,695)	—
Balance December 31, 2016	4,711	$—	29	$—	(3)	$—	$3,360,124	$—	$(3,310,350)	$49,774
- Net loss	—	—	—	—	—	—	—	—	(42,544)	(42,544)
- Issuance of common stock (Note 14)	104,270,000	1,043	—	—	—	—	741,542	—	—	742,585
- Stockholders contribution (Note 14)	—	—	—	—	—	—	—	—	2,805	2,805
- Cancellation of treasury shares (Note 14)	(3)	—	—	—	3	—	—	—	—	—
- Cancellation of Series D Preferred shares (Note 14)	—	—	(29)	—	—	—	(8,750)	—	—	(8,750)
- Gain from common control transaction	—	—	—	—	—	—	440	—	—	440
- Premium paid on common control transaction	—	—	—	—	—	—	(29,001)	—	—	(29,001)
- Amortization of stock based compensation (Note 15)	—	—	—	—	—	—	1,728	—	—	1,728
-Dividends paid	—	—	—	—	—	—	—	—	(10,001)	(10,001)
Balance December 31, 2017	104,274,708	$1,043	—	$—	—	$—	$4,066,083	$—	$(3,360,090)	$707,036
- Adoption of revenue and lease recognition accounting policy adjustment (Notes 2w, 2z)	—	—	—	—	—	—	—	—	(1,711)	(1,711)
- Net income	—	—	—	—	—	—	—	—	21,780	21,780
- Amortization of stock based compensation (Note 15)	—	—	—	—	—	—	691	—	—	691
- Other comprehensive loss	—	—	—	—	—	—	—	(39)	—	(39)
- Gain from common control transaction	—	—	—	—	—	—	350	—	—	350
-Common stock repurchase program (Note 14)	—	—	—	—	(17,042,680)	(85,378)	—	—	—	(85,378)
-Dividends paid	—	—	—	—	—	—	—	—	(5,000)	(5,000)
Balance December 31, 2018	104,274,708	$1,043	—	$—	(17,042,680)	$(85,378)	$4,067,124	$(39)	$(3,345,021)	$637,729

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2016	2017	2018
Cash Flows from Operating Activities:
Net income/(loss)	$(198,686)	$(42,544)	$21,780
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	3,466	14,966	25,881
Amortization and write off of deferred financing fees	736	4,218	5,072
Amortization of fair value of acquired time charters	4,346	684	-
Impairment loss and (gain)/loss from sale of vessels and vessel owning companies and other	106,343	(4,125)	(9,623)
Impairment on goodwill	7,002	-	-
Losses of affiliated company	41,454	-	-
Loss on Private Placement	-	7,600	-
Amortization of stock based compensation	3,580	1,728	691
Gain on debt restructuring	(8,652)	-	-
Change in fair value of derivatives	(2,193)	-	-
Write off expenses regarding spin off	-	-	470
Changes in operating assets and liabilities:
Trade accounts receivable	2,531	(6,998)	(537)
Due from related parties	10,875	(10,240)	(10,950)
Other current and non-current assets	3,002	(7,700)	(1,112)
Accounts payable and other current and non-current liabilities	(1,434)	4,046	619
Accrued liabilities	(206)	1,049	(1,566)
Due to related parties	2,598	(961)	789
Deferred revenue	(118)	258	43

Net Cash Provided by/(Used in) Operating Activities	(25,356)	(38,019)	31,557

Cash Flows from Investing Activities:
Advance for fixed asset purchase	-	(44,869)	-
Investment in affiliates	49,911	-	-
Investment in debt securities	-	-	(5,000)
Prepaid vessels’ improvements	-	-	(4,088)
Fixed assets additions	-	(653,344)	(161,503)
Net proceeds from sale of vessels and vessel owning companies	5,141	8,221	348,241

Net Cash Provided by/(Used in) Investing Activities	55,052	(689,992)	177,650

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2016	2017	2018
Cash Flows from Financing Activities:
Proceeds from long-term debt	$28,000	$150,000	$250,109
Principal payments and prepayments of long-term debt	(119,758)	(18,780)	(238,653)
Net proceeds from stock issuance	123,810	568,883	-
Repurchase of common stock	-	-	(85,096)
Dividends and distribution paid	-	(10,001)	(6,231)
Payment of financing costs, net	-	(8,639)	(2,681)
Net Cash Provided by/(Used in) Financing Activities	32,052	681,463	(82,552)

Net increase / (decrease) in cash and cash equivalents and restricted cash	61,748	(46,548)	126,655
Cash and cash equivalents and restricted cash at beginning of year	15,026	76,774	30,226

Cash and cash equivalents and restricted cash at end of year	$76,774	$30,226	$156,881

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$5,516	$13,225	$15,815
Income taxes	58	125	45

Non cash investing activities:
Fixed Assets additions (Note 4)	$-	$(50,340)	$(60,848)
Investment in affiliates (Notes 10, 13)	-	(34,000)	-

Non cash financing activities:
Repayment of long-term debt (Notes 4, 11)	$151,510	$-	$-
Conversion of loan into Preferred Stock (Notes 4, 14)	(8,750)	-	-
Exchange of Preferred Stock into loan (Notes 4, 14)	8,750	-	-
Interest write off due to the long-term debt restructuring	2,111	-	-
Preferred Shares forfeiture with common stock issuance (Notes 4, 14)	-	(8,750)	-
Stockholders’ Contribution upon preferred shares forfeiture (Note 14)	-	2,805	-
Conversion of loan into Common Stock (Notes 4, 14)	-	(126,159)	-
Common stock issuance (Notes 4, 14)	-	173,704	-
Repurchase of common stock (Note 14)	-	-	(282)
Loan drawdown and loans assumed for vessels additions (Note 4)	-	79,000	59,262
Finance lease liability (Notes 4, 12)	-	-	71,625
Capital contribution/(distribution) for common control transaction (Notes 6,7)	$-	$(28,560)	$1,581

The accompanying notes are an integral part of these consolidated financial statements.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a diversified owner and operator of ocean going cargo vessels and through June 8, 2015, also provided drilling services through Ocean Rig UDW Inc. ("Ocean Rig") (Notes 4, 10). From June 8, 2015 through April 5, 2016, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method and its assets and liabilities were not consolidated in the Company's balance sheet as of December 31, 2015 and 2016. On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig and as of that date, the Company no longer holds any equity interest in Ocean Rig. Accordingly, additional disclosures for Ocean Rig have not been included, in the accompanying consolidated financial statements.
In August 2017, the Company acquired all the outstanding shares of an entity that holds a 49% interest in Heidmar Holdings LLC (“Heidmar”), a leading commercial tanker pool operator (Note 4). As of August 29, 2017, Heidmar was considered an affiliated entity of the Company (Notes 4, 10).
Adoption of new revenue and lease guidance

On January 1, 2018, the Company adopted ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606), as amended, and elected to apply the modified retrospective method only to contracts that were not completed at January 1, 2018, the date of initial application. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. Under the new guidance, the Company changed its recognition method of revenue from voyage charters from the discharge-to-discharge method to the loading-to-discharge method. In addition, under the new guidance, the Company began to recognize an asset for contract fulfillment costs.
The Company elected to early adopt ASU No. 2016-02, “Leases” (ASC 842), as amended, in the fourth quarter of 2018 with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250, using the modified retrospective method, and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Under the new guidance, the Company elected certain practical expedients which allowed the Company’s existing lease arrangements, in which it was a lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. The Company did not have any lease arrangements in which it was a lessee at the adoption date. In addition, the Company made an accounting policy election to recognize an asset for contract fulfillment costs. The cumulative effect of initially applying the new revenue recognition and lease guidance to the consolidated financial statements on January 1, 2018 was as follows:

Consolidated Balance Sheets	December 31, 2017	Cumulative effect from adopting ASC 606	Cumulative effect from adopting ASC 842	January 1, 2018
Assets
Trade accounts receivable, net of allowance for doubtful receivables	$14,526	$(1,350)	$-	$13,176
Other current assets (includes deferred contract costs)	$12,279	$235	$185	$12,699

Liabilities
Accrued liabilities	$4,758	$(87)	$-	$4,671
Deferred Revenue	$865	$-	$868	$1,733

Stockholders’ Equity
Accumulated deficit	$(3,360,090)	$(1,028)	$(683)	$(3,361,801)

Refer to Notes 2(w), 2(z), 17 for further discussion.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information - continued:
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation including: (i) reclassifications between “Other, net” and “Vessels’ operating expenses” in the accompanying consolidated statements of operations and (ii) removal of “Decrease/(Increase) in restricted cash” from investing activities in the consolidated statements of cash flows (Note 2(s)).
Reverse stock splits

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

Customers’ concentration
Customers individually accounting for more than 10% of the Company’s voyage revenues during the years ended December 31, 2016, 2017 and 2018, were as follows:
	Year ended December 31,
	2016	2017	2018
Customer A – Offshore support segment	37%	-	-
Customer B – Tanker & Gas carrier segments	-	-	13.5%

2. Significant Accounting policies:

(a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its affiliate. All intercompany balances and transactions have been eliminated on consolidation.
The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity, and if the entity is determined not to be a variable interest entity, whether the entity is a voting interest entity. Variable interest entities (“VIE”) are entities as defined under ASC 810 “Consolidation” that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. As of December 31, 2017 and 2018, no such VIE existed.

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
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
 (c) Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification (“ASC”) 350 “Goodwill and Other Intangible Assets”. This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests goodwill for impairment each year on December 31. The Company tests goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. To determine the fair value of each reporting unit, the Company uses the income approach, which is a generally accepted valuation methodology. (Note 8)
(d) Other Comprehensive Income/(Loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income/(Loss) in the Consolidated Statements of Comprehensive Income/(Loss).
(e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
(f) Restricted cash: Restricted cash may include: (i) cash collateral required under the Company’s secured credit facilities, (ii) retention accounts which can only be used to fund the secured credit facilities’ installments coming due and (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company’s secured credit facilities and financing arrangements. (Note 3)
(g) Trade accounts receivable net: The amount shown as trade accounts receivable, at each balance sheet date, includes receivables from customers, net of allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.
(h) Going concern: The Company’s policy is in accordance with ASU No. 2014-15, “Presentation of Financial Statements - Going Concern”, issued in August 2014 by the Financial Accounting Standards Board (“FASB”). ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. As of December 31, 2018, the Company reported a working capital surplus of $142,316 and had cash and cash equivalents including restricted cash amounted to $156,881. The Company also expects that it will fund its operations either with cash on hand, cash generated from operations, additional secured credit facilities, financing arrangements and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements’ issuance.
(i) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable, available for sale securities and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company’s major customers are well known companies, which reduces its credit risk. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
(i) Concentration of credit risk - continued: The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company makes advances for the construction of assets to the yards. The ownership of the assets is transferred from the yard to the Company at delivery. The credit risk of the advances was, to a large extent, reduced through refund guarantees issued by financial institutions.
 (j) Advances for vessels under construction and related costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels as well as other expenses incurred directly or under a management agreement with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of vessels under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments, acceptance tests’ consumption, commissions to related party, construction supervision, and capitalized interest.
(k) Capitalized interest: Interest expense is capitalized during the construction period of vessels based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate the (“capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest and finance costs for the years ended December 31, 2016, 2017 and 2018, amounted to $0, $3,196 and $84 respectively (Note 18).
(l) Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, loss of hire and for insured crew medical expenses under “Other current assets”. Insurance claims are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages, or loss due to the vessel being wholly or partially deprived of income as a consequence of damage to the unit or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.
(m) Inventories: Inventories consist of consumable bunkers (if any), propane heel (if any), lubricants and victualing stores, which are stated at the lower of cost or net realizable value (in accordance with ASU No. 2015-11 – Inventory) and are recorded under “Other current assets”. Cost is determined by the first in, first out method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.
(n) Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping market and, therefore, primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated statements of operations. The Company recorded gain/(loss) due to foreign currency differences amounting to $745, $335 and $(197) included in the accompanying consolidated statements of operations as of December 31, 2016, 2017 and 2018, respectively.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
 (o) Fixed assets, net: Drybulk carrier, tanker carrier, gas carrier and offshore support vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. Subsequent expenditures for major improvements are also capitalized upon installation when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels and are depreciated on a straight-line basis over their economic useful life considering zero residual value. In general, management estimates the useful life of the Company’s drybulk carrier and tanker carrier vessels to be 25 years, offshore support vessels 30 years and Very Large Gas Carriers (“VLGCs”) 35 years, from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.
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
If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell (Note 7).
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
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
(q) Impairment of long-lived assets - continued: In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel and compares them to vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days of drybulk, tanker, offshore and gas carrier vessels based on the most recent ten year historical rates for similar vessels, adjusted for any outliers, and utilizing available market data for each segment, over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate based on the global consumer price index (“CPI”) changes and fleet utilization of 99% decreasing by 1.5% every five years after the first ten years. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, in accordance with the Company’s vessels’ depreciation policy. If the Company’s estimate of undiscounted future cash flows for any vessel, is lower than its respective carrying value, the carrying value is written down, by recording a charge to operations, to its’ respective fair market value if the fair market value is lower than the vessel’s carrying value. (Notes 7, 13)
(r) Dry-docking costs: The Company follows the direct expense method of accounting for dry-docking costs whereby costs are expensed in the period incurred for the vessels. Dry-docking costs are comprised of yard invoices, paints invoices, class certificates and other repairs (peripherals). These expenses are included in “Vessels’ operating expenses” in the consolidated statement of operations.
(s) Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (ASC 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the aforementioned ASU in the fiscal year beginning January 1, 2018 with no impact on its consolidated financial statements and notes disclosures. In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (ASC 230) - Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the aforementioned ASU in the fiscal year beginning January 1, 2018. The only effect the adoption of ASU No. 2016-18 had on prior-period information is the presentation of restricted cash on the statement of cash flows. More precisely, the line item “Decrease/(Increase)” in restricted cash was removed from the investing activities section of the statement of cash flows and the beginning period and ending period cash balances now include restricted cash. Comparative periods of the statement of cash flow have been retrospectively adjusted to reflect the adoption of ASU No. 2016-18.
(t) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company’s secured credit facilities and/or financing arrangements. The Company’s policy is in accordance with ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs”, issued by the FASB in April 2015. The Company presents such costs in the balance sheet as a direct deduction from the related debt liability (secured credit facility and/or financing arrangement). These costs are amortized over the life of the related credit facility and/or financing arrangement using the effective interest method and are included in interest and finance cost. Unamortized fees relating to secured credit facilities and/or financing arrangements repaid or refinanced as extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2016, 2017 and 2018, amounted to $572, $387 and $2,247 respectively (Note 18).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
(u) Non-monetary transactions - Exchange of the capital stock of an entity for non-monetary assets or services: Non-monetary transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company determines fair value of assets and liabilities given up or received in accordance with ASC 820 “Fair Value Measurement”. In cases of transactions related to an exchange of preferred shares with common ones, any difference between the fair value and the carrying value of the exchanged preferred shares is considered as shareholders dividend or capital contribution from/to the Company.
(v) Extinguishment of Preferred Stock: In case of preferred stock extinguishment, the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the Company’s balance sheet (net of issuance costs) should be subtracted from (or added to) net income/(loss) to arrive at income/(loss) available to common stockholders in the calculation of earnings/(loss) per share. The difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the Company’s balance sheet represents a return to/from the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock.
(w) Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard neither substantially changes lessor accounting, nor lease classification criteria. For public companies, the standard is effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted.

Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which is January 1, 2017, for calendar-year-end public business entities that adopt the new leases standard on January 1, 2019).
In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; and, (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same, and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. Leases between related parties, are classified in accordance with the lease classification criteria applicable to all other leases on the basis of the legally enforceable terms and conditions of the lease.
The Company early adopted the new standard on the 4th quarter and applied the modified retrospective method and elected to apply the additional optional transition method along with the following practical expedients: (i) a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and such non-lease components are not predominant components of the combined component.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:

(w) Leases - continued: The Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Therefore, the Company accounts for the combined component as a lease under ASC 842.

Refer to discussion in Note 2(z) for revenue recognition from time charters. Compensation for ballast voyages (vessel repositioning after lease inception but prior to lease commencement which takes place upon the delivery of the vessel to the charterer) is deferred and recognized over the charter period. The Company also elected to make an accounting policy election to recognize an asset for contract fulfillment costs (primarily bunkers costs related to ballast voyages) in accordance with ASC 340-40.

(x) Finance lease – Lessee: In accordance with ASC 842 at the commencement date of a finance lease, the Company as a lessee recognizes a finance lease liability at the present value of the lease payments to be made over the lease term and a right-of-use asset at cost which consists of all of the following: (1) an amount equal to the lease liability present value; (2) the lease payments made to the lessor at or before the commencement date, less any lease incentives received; and (3) the initial direct costs incurred by the lessee.

After the commencement date, the Company recognizes depreciation of the right-of-use asset and separately recognizes interest on the lease liability for a finance lease.

Over the lease term, the carrying amount of the lease liability is reduced by the lease payments, with any change over the lease payments already included in the lease liability to be recognized as interest and finance cost in the period they are incurred and increased by the finance lease interest cost (unwinding effect of discount rate). Any lease payments not included in the lease liability are recognized in the period in which their obligation is incurred under interest and finance cost.

The right-of-use asset is depreciated on a straight-line basis, unless another systematic basis is more representative of the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits, over the shorter of the lease term or the useful life of the right-of-use asset; and tested for any impairment losses along with the Company’s long-lived assets. The depreciation period is the remaining life of the underlying asset if the lessee is reasonably certain to exercise an option to purchase the underlying asset or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

 (y) Sale-leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606 (existence of a contract and satisfaction of performance obligation by transferring of the control of the asset). The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised; and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing by the Company as it effectively retains control of the underlying asset.

If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(z) Revenue from Contracts with Customers: ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in ASC 606, is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Incremental costs of obtaining a contract with a customer and contract’s fulfillment costs should be capitalized and amortized over the voyage period, if certain criteria are met – for incremental costs if only they are chargeable to the customer and for contract’s fulfillment costs if each of the following criteria is met: (i) they relate directly to the contract, (ii) they generate or enhance the entity’s resources that shall be used in the performance obligation satisfaction and (iii) are expected to be recovered.
Further, in case of incremental costs, entities may elect to use a practical expedient not to capitalize them when the amortization period (voyage period) is less than one year. Having not adopted ASC 606, the Company's (i) voyage revenues would have been $185,514 for the year ended December 31, 2018, (ii) voyage expenses would have been $31,746 for the year ended December 31, 2018, (iii) trade accounts receivables would have been $14,440 as of December 31, 2018, (iv) accrued liabilities would have been $3,428 as of December 31, 2018 and (v) no deferred contract costs would have been recognized as of December 31, 2018. Having not adopted ASC 606, the Company’s total equity would have been $637,038  and net income would have been  $21,089, respectively, for the year ended December 31, 2018, or $0.21 basic and diluted earnings per share.
(aa) Accounting for Revenue and related expenses: The Company generates its revenues from chartering its vessels under time or bareboat charter agreements (including profit sharing clauses) and voyage charter agreements.
Time and bareboat charters: Vessels are chartered out when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter basis in accordance with ASC 842. Any off-hires are recognized as incurred.

The charterer may charter the vessel with or without owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed dayrates (hire rates) in the case of time charter agreements include also compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease component of time charter agreements as a combined component in its financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component in considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
(aa) Accounting for Revenue and related expenses – continued:
Time and bareboat charters - continued: Apart from the agreed dayrates, the owner may be entitled to an additional income, such as ballast bonus which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The related ballast costs incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer are deferred and amortized on a straight line basis over the duration of the charter.

Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. A voyage is deemed to commence upon the loading of the cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage charter payments are due upon discharge of the cargo. The Company has determined that under its voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, the Company’s voyage charters do not contain a lease and are accounted for in accordance with ASC 606. More precisely, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. Thus, voyage charter revenues are recognized ratably over the loading to discharge period (voyage period).
Voyage related and vessel operating costs: Voyage expenses primarily consist of commissions, port dues, canal and bunkers. Vessel operating costs include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs including dry-docking costs. Under voyage charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Commissions counter, third and related party are expensed as incurred. Contract fulfillment costs (mainly consisting of bunker expenses and port dues) for voyage charters are recognized as a deferred contract costs and amortized over the voyage period when the relevant criteria under ASC 340-40 are met or are expensed as incurred. The Company has made an accounting policy election to also recognize contract fulfillment costs for time charters under ASC 340-40. All vessel operating expenses are expensed as incurred.
Deferred revenue: Deferred revenue primarily relates to cash advances received from charterers. These amounts are recognized as revenue over the charter period.
Deferred contract costs: Deferred contract costs relate to unamortized contract fulfillment costs incurred by the Company during the period from the latter of the charter party date or last discharge or redelivery date to loading or delivery date for voyage and time charter agreements respectively. They are recorded under “Other current assets” and are recognized as voyage expenses and amortized over the voyage or charter period.
(ab) Earnings/(loss) per common share: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ac) Segment reporting: The Company determined that during 2018 operated under four reportable segments, as a provider of drybulk commodities transportation services for the steel, electric utility, construction and agri-food industries (drybulk segment), as a provider of offshore support services to the global offshore energy industry (offshore support segment), as a provider of transportation services for crude and refined petroleum cargoes (tanker segment) and as a provider of transportation services for liquefied gas cargoes (gas carrier segment). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
(ad) Financial instruments: The Company designates its derivatives based upon guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.
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

The Company was party to interest swap agreements where it received a floating interest rate and paid a fixed interest rate for a certain period. All of the Company’s interest swap agreements were either matured or terminated during the year ended December 31, 2016. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income/(loss)” in equity, while any ineffective portion, if any, is recognized immediately in current period earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the consolidated statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.
(ii)	Other derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.
In January 2016, the FASB issued ASU No. 2016-01– Financial Instruments - Overall (ASC 825-10). ASU 2016-01, changes how public companies will recognize, measure, present and make disclosures about certain financial assets and financial liabilities. The Company adopted the aforementioned ASU in the fiscal year beginning January 1, 2018 with no impact on its consolidated financial statements and notes disclosures.
(ae) Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 13).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies - continued:
(af) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 15). On January 1, 2017, the Company adopted ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's consolidated financial statements and notes disclosures.
(ag) Income taxes: Income taxes are provided for based upon the tax laws and rates in effect in the countries in which the Company’s ocean going cargo vessels’ operations were conducted and income was earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. (Note 21).
(ah) Commitments and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.
(ai) Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost or at fair value in case of a retained investment in the common stock of an investee in a deconsolidation transaction, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.
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

If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, ASC 825-10-25-7 requires that the fair value option be applied to all of the investor’s eligible interests in that investee. The fair value option election is non-revocable even if the Company loses significant influence over the investee. Under the fair value model, an investment in an affiliate is recognized initially at the fair value at the transaction date and at each reporting date, an investor shall measure its investments in affiliates at fair value, with changes recognized in profit or loss.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(ai) Investments in Affiliates - continued:
Affiliates included in the financial statements:
(i)        Ocean Rig UDW Inc. (“Ocean Rig”) and its subsidiaries, accounted for under the equity method from June 8, 2015 through April 4, 2016, (ownership interest as of April 4, 2016, was 40.4%); and
(ii)       Heidmar, a global tanker pool operator, accounted for under the fair value option from August 29, 2017 (ownership interest is 49%).
(aj) Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.
(ak) Troubled Debt Restructurings: A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company’s financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.
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
(al)            Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. Treasury shares are essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders' equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(am) Investment in debt securities: Investments in debt securities are classified as trading, hold-to-maturity and available-for-sale securities and are initially measured at the transaction price (equal to their fair value at acquisition) plus transaction costs. Pursuant to their classification, they are subsequently measured at their fair value through income statement, at amortized cost or at their fair value through other comprehensive income / (loss), respectively. The Company, in order to determine the accounting treatment for its investments in debt securities, assesses their proper classification based on management's intention and ability to hold the investment until maturity and the existence of any trading activity, in accordance with ASC 320.
Held-to-maturity securities: Debt securities for which at acquisition management has both the positive intent and ability to hold them until maturity. They are classified as current or non-current depending on their maturity dates.
Trading securities: Debt securities bought and held primarily to be sold in the near term, generating profits on short-term movements in market prices or spreads. They are classified as current or non-current depending on management’s intention to sell within the next twelve months. Any change in their fair value is immediately recognized in the income statement.
Available-for-sale securities: Debt securities that are not classified as either held-to-maturity or trading securities. They are classified as current or non-current depending on maturities and management's expectation to sell the following year. Unrealized gains or losses are recorded in other comprehensive income/(loss) and reclassified to income statement upon realization.
Taking into consideration (i) the Company’s intention to hold the investment for only an indefinite period – not as of the maturity date, (ii) the fact that the invested trading securities are tradable in an active market and (iii) the absence of any material trading activity in the past, the Company classified its investment in debt securities (corporate bonds) as available for sale under non-current assets (Note 13).
(an) Recent accounting pronouncements:
Financial Instruments: In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s consolidated financial position and performance.
Fair Value Measurement: In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820) - Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement that eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The guidance on fair value disclosures eliminates the following requirements for all entities: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the entity's policy for the timing of transfers between levels of the fair value hierarchy; and (iii) the entity's valuation processes for Level 3 fair value measurements. The following disclosure requirements were added to ASC 820 for public companies: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and (ii) for recurring and nonrecurring Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated, with certain exceptions. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:
(an) Recent accounting pronouncements - continued:
Fair Value Management - continued:
The guidance makes the following modifications for public entities: (i) entities are required to provide information about the measurement uncertainty of Level 3 fair value measurements as of the reporting date rather than a point in the future (the FASB also deleted the word “sensitivity,” which it said had caused confusion about whether the disclosure is intended to convey changes in unobservable inputs at a point in the future) and (ii) entities that use the practical expedient to measure the fair value of certain investments at their net asset values are required to disclose (1) the timing of liquidation of an investee’s assets and (2) the date when redemption restrictions will lapse, but only if the investee has communicated this information to the entity or announced it publicly. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, although early adoption is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s consolidated financial position and performance.
3. Cash and Cash equivalents and restricted cash:
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:
	December 31, 2016	December 31, 2017	December 31, 2018
Cash and cash equivalents	$76,414	$14,490	$141,851
Restricted cash	350	726	20
Restricted cash, non-current	10	15,010	15,010
Total	$76,774	$30,226	$156,881

Restricted cash includes (i) cash collateral required under the Company’s secured credit facilities, (ii) retention accounts that can only be used to fund the secured credit facilities’ installments coming due and (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company’s secured credit facilities and financing arrangements.
4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:
	December 31,
	2017	2018
Balance Sheet
Due from related parties	$16,914	$27,864
Due from related parties (current) - Total	16,914	27,864

Due to related parties	(72)	(5,796)
Due to related parties (current) - Total	$(72)	$(5,796)

Due to related parties	(71,631)	(66,690)
Due to related parties (non - current) - Total	$(71,631)	$(66,690)

Advances for vessels under construction and related costs	1,004	-
Vessels, net	-	170,871
Accrued liabilities	$(350)	$(304)

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

	Year ended December 31,
Statement of Operations	2016	2017	2018
Time charter	$1,800	$3,988	$9,168
Voyage expenses	(390)	(1,526)	(3,743)
Depreciation	-	-	(629)
General and administrative expenses	(32,397)	(23,850)	(22,986)
Commissions for assets sold	(886)	(85)	(3,568)
Loss from sale of vessel owning companies, net of commissions	(22,318)	-	-
Interest and finance costs	(1,789)	(13,070)	(2,924)
Loss on Private Placement	$-	$(7,600)	$-
(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. – TMS Dry Ltd. (together the “TMS Managers”): Effective January 1, 2017, the Company entered into new agreements (the “New TMS Agreements”) with TMS Bulkers Ltd. (“TMS Bulkers”) and TMS Offshore Services Ltd. (“TMS Offshore Services”) to streamline the services offered by TMS Bulkers under the management agreements with each of the Company’s drybulk vessel owning subsidiaries and by TMS Offshore Services, pursuant to the respective management agreements with the Company’s offshore support vessel owning subsidiaries. Effective January 1, 2017, the Company also entered into new agreements with TMS Cardiff Gas Ltd. (”TMS Cardiff Gas”) and TMS Tankers Ltd. (“TMS Tankers”) regarding its acquired tanker and gas carrier vessels on similar terms as the New TMS Agreements (Notes 6, 7). On May 31, 2018, the Company supplemented the management services providers under the New TMS Agreements to include TMS Dry Ltd. (“TMS Dry”), which is the manager of the Newcastlemax drybulk carriers, the Huahine, Conquistador, Pink Sands and Xanadu (Notes 7, 12). TMS Bulkers, TMS Offshore Services, TMS Cardiff Gas, TMS Tankers and TMS Dry are collectively referred to herein as the “TMS Managers”. The TMS Managers may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and Chief Executive Officer (“CEO”).
In connection with the New TMS Agreements that entail an increased scope of services, including executive management, commercial, accounting, reporting, financing, legal, manning, catering, IT, attendance, insurance, technical and operations services, the Company terminated the consulting agreements with Fabiana Services S.A. (“Fabiana”), Vivid Finance Limited (“Vivid”) and Basset Holdings Inc. (“Basset”), entities that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou and by the President and Chief Financial Officer (“CFO”), Mr. Anthony Kandylidis, effective as of December 31, 2016. The all-in base cost for providing the increased scope of services is $1,643/day per vessel, which is a 33% reduction from prior levels, based on a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel.
The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The New TMS Agreements entitled the TMS Managers to an aggregate performance bonus for 2016 amounting to $6,000, as well as a one-time setup fee of $2,000.
Under the respective New TMS Agreements, the TMS Managers are also entitled to (i) a discretionary performance fee (up to $20,000, in either cash or common stock, at the discretion of the Company’s board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by the TMS Managers, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the TMS Managers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The New TMS Agreements have terms of ten years.
Under both the New TMS Agreements and the agreements effective up to December 31, 2016, if the TMS Managers are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay the TMS Managers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $572 based on the Euro/U.S. Dollar exchange rate at December 31, 2018) per day.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. - TMS Dry Ltd. – continued: Under both the New TMS Agreements and the agreements effective up to December 31, 2016, in the event that the management agreements are terminated for any reason other than a default by TMS Managers or change of control of the vessel owning companies’ ownership, the Company is required to pay the management fee for a further period of three calendar months as from the date of termination.
In the event of a change of control of the vessel owning companies’ ownership, the Company is required to pay TMS Managers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Managers under the term of the agreement, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the agreements for a convenience at any time for a fee of $50,000.
Transactions with TMS Managers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
According to the agreements effective up to December 31, 2016, TMS Bulkers provided comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers’ commercial management services included operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. According to the agreements effective up to December 31, 2016, TMS Offshore Services provided overall technical and crew management to the Company’s Platform Supply and Oil Spill Recovery vessels.
Each management agreement had an initial term of five years and was eligible for automatic renewal after a five-year period and thereafter extended in five-year increments, unless the Company provided notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
Cardiff Tankers Inc. – Cardiff Gas Ltd: Under certain charter agreements for the Company’s tankers and gas carrier vessels, Cardiff Tankers Inc. (“Cardiff Tankers”) and Cardiff Gas Ltd (“Cardiff Gas”), two Marshall Islands entities that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on charter hire earned by those vessels. Cardiff Gas provided the Company with such services until the disposal of its four VLGCs (Note 7).
George Economou: Mr. George Economou is the Company’s Chairman and CEO. Additionally, as of the date of this annual report, SPII Holdings Inc. (“SPII”), an entity that may be deemed to be beneficially owned by Mr. George Economou, beneficially owns 72,421,515 common shares of the Company, which is approximately 83.4% of the Company's outstanding common stock. Mr. George Economou therefore may be deemed to have control over the actions of the Company.
Other: On March 24, 2016, the Company entered into a sale agreement with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the sale of the outstanding shares of the vessel owning companies of its Capesize drybulk carriers, the Fakarava, Rangiroa and Negonego, classified as held for sale from December 31, 2015 (Note 7). The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates.
On September 16, 2016 and October 26, 2016, the Company also entered into sale agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the sale of the shares of the vessel owning companies of the Panamax drybulk carrier, the Oregon and the Panamax drybulk carriers, the Amalfi and Samatan, respectively (Note 7). The transactions were approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Other - continued: On January 12, 2017, the Company entered into a “zero cost” Option Agreement (the “LPG Option Agreement”), with companies that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of the shares of four owning companies of four high specifications VLGCs capable of carrying liquefied petroleum gas (“LPG”) that were then under construction at Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and had long-term time charter employment agreements with major oil companies and oil traders. Under the terms of the LPG Option Agreement, the Company had until April 4, 2017, to exercise four separate options to purchase up to the four VLGCs at a price of $83,500 per vessel. The transaction was approved by the independent members of the Company’s board of directors based on third-party broker valuations. On January 19, 2017 and March 10, 2017, the Company exercised the first two options and acquired two of the VLGCs that were at that time under construction, and on April 6, 2017, exercised the remaining two options and acquired the two remaining VLGCs that were at that time under construction (Notes 6, 7).
On April 3, 2017, and in connection with the acquisition of the four VLGCs under construction, the Company acquired without any cost or payment 100% of the outstanding shares of Cardiff LNGShips Ltd. and Cardiff LPG Ships Ltd. from entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO.
On May 15, 2017, the Company also entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer’s option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period (Note 7).
On May 31, 2018, the Company entered into two separate share purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier Huahine and the Suezmax tanker vessel Marfa, including their associated credit facilities, respectively. The transactions were approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates (Notes 7, 11).
On June 20, 2018, the Company entered into an index linked employment agreement for the Newcastlemax drybulk carrier Huahine with TMS Dry. Under the agreement, the Company could give 60-days advance termination notice and could then seek alternative or fixed rate employment. The transaction was approved by the independent members of the Company’s board of directors taking into account among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity. On July 30, 2018 and upon notice of termination, the employment agreement with TMS Dry was terminated.
On November 19, 2018, the Company entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel Botafogo, including its associated credit facility. The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates (Notes 7, 11).
On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500. These vessels were already secured by mortgages under secured credit facilities that expire from April 2028 to February 2029, bear interest at LIBOR plus a margin and are repayable in quarterly installments with balloon payments at maturity.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Other - continued: The bareboat charterhire is payable as follows: i) an amount of $99,875 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and ii) an amount of $71,625 in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of the relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturity. As part of the agreements, there are purchase obligations for its vessel’s legal rights and titles and interests, upon payment of each balloon installment at each last repayment date.
On the same date, the Company entered into three separate index linked employment agreements for each of the aforementioned vessels with TMS Dry. Under the agreements, the Company can give 60-days advance termination notice and can then seek alternative or fixed rate employments. The transactions were approved by the independent members of the Company’s board of directors taking into account among other things i) independent third-party broker charter free valuations certificates and ii) the actual speed and consumption figures of each vessel, the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity (Notes 7, 12, 13). The revenue recognized during the year ended December 31, 2018 under those agreements amounted to $1,727.
Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement as amended and supplemented from time to time with Fabiana, a Marshall Islands entity that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, with an effective date of February 3, 2008, as amended. Under the agreement, Fabiana provided the services of the Company’s Chairman and CEO. Effective December 31, 2016, the consultancy agreement with Fabiana was terminated at no cost by mutual agreement of the parties.
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset, a Marshall Islands company that may be deemed to be beneficially owned by the Company’s President and CFO, Basset provided consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President, and since May 2016 President and since December 2016 Chief Financial Officer of the Company. Effective December 31, 2016, the consultancy agreement with Basset was terminated at no cost by mutual agreement of the parties.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid, a company that may be deemed to be beneficially owned by the Chairman and CEO of the Company, Mr. George Economou, Vivid provided the Company and its subsidiaries with financing-related services in regards to Company’s tanker, drybulk and offshore support shipping segments. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties.
Ocean Rig UDW Inc.: On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig to assist with the stacking of Ocean Rig’s drilling units in Las Palmas. The transactions were approved by the independent members of the Company’s board of directors.
On April 5, 2016, the Company sold all of its shares in Ocean Rig to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911.
The sale proceeds were used to partly reduce the outstanding amount under the revolving credit facility provided to the Company by Sifnos Shareholders Inc. (“Sifnos”), an entity that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou and for general corporate purposes. In addition, the Company reached an agreement under the revolving credit facility with Sifnos whereby the lender agreed to, among other things release its lien over the Ocean Rig shares. This transaction was approved by the independent members of the Company’s board of directors on the basis of a fairness opinion. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig (Note 10).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Private Placement – Rights Offering: The independent members of the Company’s board of directors, following receipt of a fairness opinion on August 11, 2017, approved a transaction pursuant to which the Company sold 36,363,636 of the Company’s common shares to entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate consideration of $100,000 at a price of $2.75 per share (the “Private Placement”). On August 11, 2017, the Company signed a binding term sheet (the “Term Sheet”) pursuant to the Private Placement terms.
On August 29, 2017 and following the closing of the Private Placement: (i) 9,818,182 common shares were issued to Sierra Investments Inc. (“Sierra”), an entity that may be deemed to be beneficially owned by Mr. George Economou, in exchange for the reduction of the principal outstanding balance by $27,000 of the Company’s unsecured credit facility with Sierra, (ii) 14,545,454 common shares were issued to Mountain Investments Inc. (“Mountain”), an entity that may be deemed to be beneficially owned by Mr. George Economou, in exchange for the termination of the participation rights agreement dated May 23, 2017 ( the “Participation Rights Agreement”) and the forfeiture of all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) and (iii) 12,000,000 common shares to SPII as consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc. (“SPI”), which directly holds a 49% interest in Heidmar, a global tanker pool operator.
The Private Placement transaction was a non-cash transaction with a transfer of an exchange of assets and liabilities as a consideration for the common stock issued. The fair values of the non-cash transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction is considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction will be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company’s exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 “Fair Value Measurement” (Notes 10, 13).
The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and was included in “Loss on Private Placement” in the accompanying consolidated statement of operations for the year ended December 31, 2017. In addition, an amount of $2,805 was classified under the respective “Stockholders’ Contribution” as the difference between the carrying value of the Series D Preferred Stock before its forfeiture and its fair value and was included in “Accumulated deficit” in the accompanying consolidated balance sheet as of December 31, 2017 (Notes 13, 14).
On August 11, 2017, in accordance with the Term Sheet, the independent members of the Company’s board of directors also approved a subsequent rights offering (the “Rights Offering”) that commenced on August 31, 2017 and allowed the Company’s shareholders to purchase their pro rata portion of up to $100,000 of the Company’s common shares at a price of $2.75 per share. On August 29, 2017 and in connection with the Rights Offering, Sierra also entered into a backstop agreement (the “Backstop Agreement”) to purchase from the Company, at $2.75 per share, the number of shares of common stock offered under the Rights Offering that would not be issued to existing shareholders if these shareholders did not exercise their rights in full. On October 4, 2017 and following the closing of the Rights Offering, 36,057,876 common shares were issued to Sierra, representing the number of common shares not issued pursuant to the full exercise of rights from existing shareholders (Note 14).
Sifnos Shareholders Inc. – Sierra Investments Inc.: On October 21, 2015, as amended on November 11, 2015, the Company entered into a revolving credit facility (“Revolving Credit Facility”) of up to $60,000 with Sifnos, for general working capital purposes. The Revolving Credit Facility was secured by the shares that the Company held in Ocean Rig and in Nautilus Offshore Services Inc. (“Nautilus”) and by a first priority mortgage over one Panamax drybulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of the Company’s common stock or into shares of common stock of Ocean Rig held by the Company. The conversion would be based on the volume weighted average price of either stock plus a premium.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Sifnos Shareholders Inc. – Sierra Investments Inc. - continued: In addition, the lenders and the borrowers had certain conversion rights the exercise of which was approved by our board of directors on December 11, 2015. Specifically, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 8 preferred shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. As of December 22, 2015 the Company drew down the amounts of $30,000 under the Revolving Credit Facility. On December 30, 2015, the Company’s board of directors exercised its right to convert $10,000 of the outstanding principal amount of the Revolving Credit Facility into 8 shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of Series B Convertible Preferred Stock of the Company. Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class and the shares of Series B Convertible Preferred Stock had five votes per share. The shares of Series B Convertible Preferred Stock were to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion. The above transactions were approved by the independent members of the Company’s board of directors on the basis of fairness opinions obtained in connection with those transactions.
On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10,000 to $70,000, to give the Company an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding Revolving Credit Facility to the Company’s common stock.
Additionally, subject to the lender’s prior written consent, the Company had the right to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29 preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company, with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Convertible Preferred Stock (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by the lender for $8,750. The transaction was approved by the independent members of the Company’s board of directors on the basis of a fairness opinion. The Company subsequently cancelled the Series B Convertible Preferred Stock previously held by the lender effective March 24, 2016.
On March 29, 2016, the Company drew down the amount of $28,000 under the Revolving Credit Facility.
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and used $45,000 from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% loan to value maximum loan limit, being introduced under this facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. The transaction was approved by the independent members of our board of directors on the basis of a fairness opinion.
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29 Series D Preferred shares of the Company (29,166 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), which were issued on September 13, 2016. Each preferred share had 100,000 votes and was not convertible into common stock of the Company. The transaction was approved by the independent members of the Company’s board of directors on the basis of a fairness opinion. Also on September 21, 2016, the Company drew down the amount of $7,825 under the Revolving Credit Facility.
On October 31, 2016, the Revolving Credit Facility was amended to increase the maximum available amount by $5,000 to $75,000 and to give the Company an option within 365 days to convert $7,500 of the outstanding Revolving Credit Facility into the Company’s common shares.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Sifnos Shareholders Inc. – Sierra Investments Inc. - continued: On October 31, 2016 and as part of the sale of the vessel owning companies of Panamax drybulk carriers, the Amalfi, Galveston and Samatan (Note 7), the Company paid the amount of $58,619 to the new owners, being the difference between the purchase price and the outstanding balance of the respective secured credit facility, by increasing by the same amount the outstanding balance of the Revolving Credit Facility. Therefore, following this transaction, the outstanding balance under the Revolving Credit Facility was $69,444. This transaction was approved by the independent members of the Company’s board of directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two syndicated loans previously arranged by HSH Nordbank, with an outstanding balance of an aggregate of $85,066 under the ex-HSH syndicated facilities.
On December 15, 2016, the Company made a prepayment of $33,510 under the Revolving Credit Facility.
On December 30, 2016, the Company entered into a new senior secured revolving facility (“New Revolving Facility”) with Sifnos for the refinancing of its prior outstanding debt, which then amounted to a total of $121,000. Under the terms of the New Revolving Facility, Sifnos extended a new loan of up to $200,000 that was secured by all of the Company’s present and future assets except for the vessel Raraka. The New Revolving Facility carried an interest rate of Libor plus 5.5%, was non-amortizing, had a tenor of three years, had no financial covenants, was arranged with a fee of 2.0% and had a commitment fee of 1.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the independent members of the Company’s board of directors and a fairness opinion was obtained in connection with this transaction.
On January 19, 2017 and March 10, 2017, the Company acquired two VLGCs, which were then under construction and on April 6, 2017, acquired the two remaining VLGCs then under construction pursuant to the LPG Option Agreement and partially financed the closing price of the acquisition of the vessel owning companies of the four vessels by using the then remaining undrawn liquidity of $79,000, under the New Revolving Facility. On May 23, 2017, the Company was released by all of its obligations and liabilities under the New Revolving Facility, as amended, through a Notice of Release from Sifnos, and entered into an unsecured revolving facility agreement (“Revolving Facility”) with Sierra and the Participation Rights Agreement with Mountain, both entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO. The Revolving Facility carried an interest rate of Libor plus 6.5%, was non-amortizing, had a tenor of five years, had no financial covenants and was arranged with a fee of 1.0%.
Through the Participation Rights Agreement, Mountain had the ability, to participate in realized asset value increases of all of the Company’s present and future assets, except the vessel Samsara, at a fixed percentage of 30% in case of their sale and had a duration of up to the maturity of the Revolving Facility. The aforementioned transactions with Sifnos and Sierra were approved by the independent members of the Company’s board of directors on the basis of a fairness opinion. The Participation Rights Agreement was terminated on August 29, 2017, in connection with the Private Placement (Note 14).
On August 29, 2017, following the closing of the Private Placement, 9,818,182 common shares were issued to Sierra in exchange for the reduction by $27,000 of the principal outstanding balance of the Revolving Facility (Note 14). On October 2, 2017, after the closing of the Rights Offering, 36,057,876 common shares were issued to Sierra in exchange for the reduction of the principal outstanding balance by $99,159 of the Revolving Facility.
This exchange constituted a common control transaction, as Mr. Economou was deemed to have controlling interests in the Company following the closing of the Private Placement. In this respect, the total exchanged consideration net of par value, was recognized and included in “Additional paid in capital”, in the accompanying consolidated balance sheet as at December 31, 2017, in accordance with the relevant U.S. GAAP guidance.
On October 25, 2017, the Company entered into a new secured loan facility (“Loan Facility Agreement”) with Sierra to refinance the outstanding debt under Revolving Facility, amounting to a total of $73,841.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Sifnos Shareholders Inc. – Sierra Investments Inc. - continued: The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of five years, had no arrangement or commitment fee and was secured by four Company’s vessels, two tanker vessels (Samsara and Balla) and two drybulk carrier vessels (Judd and Castellani). Furthermore, it contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. No arrangement fees or otherwise were charged in connection with the refinancing. The transaction was approved by the independent members of the Company’s board of directors on the basis of a fairness opinion.
Further to the above, the outstanding balance under the Loan Facility Agreement as of December 31, 2017 was $73,841, while the respective unamortized deferred finance costs amounted to $2,210. On February 1, 2018, the Company repaid in full the then outstanding balance of $73,841 under the Loan Facility Agreement with Sierra.
The aggregate available undrawn amount under the Loan Facility Agreement at December 31, 2017 was $0. The weighted-average interest rates on the Loan Facility Agreement were: 8.08% and 6.05% for the years ended December 31, 2017 and 2018, respectively.
5. Other Current assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2017	2018
Inventories	$7,790	$10,907
Insurance claims (Note 16)	3,044	1,856
Deferred contract costs (Note 17)	-	496
Other	1,445	499
Other current assets	$12,279	$13,758
6. Advances for Vessels under Construction and related costs:
As of December 31, 2017 and 2018, the movement of the advances for vessels under construction and acquisitions are set forth below:

	December 31,
	2017	2018
Balance at beginning of year	$-	$31,898
Advances for vessels under construction and related costs	265,565	45,198
Vessels delivered	(233,667)	(77,096)
Balance at end of year	$31,898	$-

On January 19, 2017, in accordance with the LPG Option Agreement (Note 4), the Company acquired the first VLGC, Anderida, which was then under construction at HHI, for a purchase price of $83,500. The Company paid an amount of $21,850 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 4). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in “Additional Paid-in Capital”, under the respective “Premium paid on common control transaction”. The $61,650 balance of the purchase price for the VLGC was paid in installments until the vessel’s delivery from HHI, using an amount of $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand. On June 28, 2017, the Company took delivery of the Anderida and on June 29, 2017, the vessel commenced its time charter on a fixed rate with five years firm duration to an oil major company. The charterer had options to extend the firm employment period by up to three years.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Vessels under Construction and related costs - continued:

On March 10, 2017, in accordance with the LPG Option Agreement (Note 4), the Company acquired for a purchase price of $83,500 the second VLGC, Aisling, which was then under construction at HHI. The Company paid an amount of $21,850 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 4). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in “Additional Paid-in Capital”, under the respective “Premium paid on common control transaction”. The $61,650 balance of the purchase price for the VLGC was paid in installments until the vessel’s delivery from HHI, using an amount of $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand. On September 7, 2017, the Company took delivery of the Aisling and on September 12, 2017, the vessel commenced its time charter on a fixed rate with five years firm duration to an oil major company. The charterer had options to extend the firm employment period by up to three years.
On April 6, 2017, in accordance with the LPG Option Agreement (Note 4), the Company acquired the remaining two VLGCs then under construction at HHI, the Mont Fort and Mont Gelé, for a purchase price of $83,500 each. The Company paid an amount of $46,700 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 4) and cash on hand. An amount of $16,001 of the total amount paid, representing the value of the time charter attached acquired, was classified in “Additional Paid-in Capital”, under the respective “Premium paid on common control transaction”. The $120,300 balance of the total purchase price for the VLGCs was paid in installments until the vessels’ delivery from HHI, using an amount of $75,000 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand.
On January 4, 2018, the last installment, including related costs of $44,869 was released to HHI using the $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand. On October 31, 2017 and on January 4, 2018, respectively, the Company took delivery of the Mont Fort and Mont Gelé and the vessels commenced their time charters on a fixed rate with ten years firm duration to an oil major company on November 5, 2017 and on January 11, 2018, respectively.
On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort and Anderida, Aisling, respectively, were delivered to their new owners according to the terms of the Memoranda of Agreement dated July 4, 2018 (Note 7) and their outstanding at that time credit facility was fully repaid along with their associated costs (Note 11).
As of December 31, 2017 and 2018 an amount of $428 and $0 relating to capitalized expenses, and $770 and $0 relating to capitalized interest and finance costs, were included in the “Advances for vessels under construction and related costs”.
7. Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2016	$95,550	-	$95,550
Additions	672,300	-	672,300
Vessels sold	(3,900)	104	(3,796)
Depreciation	-	(14,966)	(14,966)
Balance, December 31, 2017	$763,950	$(14,862)	$749,088
Additions	199,243	-	199,243
Right-of-use assets	171,500	-	171,500
Depreciation	-	(25,881)	(25,881)
Impairment loss	(24,774)	7,739	(17,035)
Vessels sold	(322,905)	1,322	(321,583)
Balance, December 31, 2018	$787,014	$(31,682)	$755,332

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, net - continued:
On February 15, 2016, the Company announced that the prior sale of the vessel owning companies of its Capesize vessels, the Fakarava, Rangiroa and Negonego, to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, had failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company concluded a new sales agreement with entities that may be deemed to be beneficially owned by Mr. George Economou for the sale of the shares of the vessel owning companies of these Capesize vessels (Fakarava, Rangiroa and Negonego) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the credit facilities associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the shares of the vessels' owning companies and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. As part of the transaction the Company also paid the amount of $12,060, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners.
On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. In this respect, a charge of $23,018, was recognized and included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other", in the accompanying consolidated statement of operations for the year ended December 31, 2016.
On August 22, 2016, the Company entered into a Memorandum of Agreement with an unaffiliated third-party to sell its Panamax drybulk carrier, the Coronado, for a gross price of $4,250. The vessel was delivered to its new owner on September 9, 2016. In this respect, a gain of $1,084 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
On September 16, 2016, the Company entered into a sale agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, for the sale of the shares of the vessel owning company of the Panamax drybulk carrier, the Oregon, including the associated credit facility, for a gross price of $4,675. As part of the transaction the Company also paid the amount of $7,825 to the new owner, being the difference between the purchase price and the outstanding balance of the respective debt facility. The Company drew down the respective amount under its Revolving Credit Facility (Note 4). The shares of the vessel owning company were delivered to the new owner on September 21, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, this sale constitutes a common control transaction. In this respect, a gain of $281 was recognized and included in “Additional paid in capital” under the respective “Premium paid on common control transaction” for the year ended December 31, 2016, in accordance with the relevant U.S. GAAP guidance.
On September 27, 2016, October 5, 2016 and October 18, 2016, the Company also entered into Memoranda of Agreement with unaffiliated third-parties for the sale of its Panamax drybulk carriers, the Ocean Crystal, Sonoma and Sorrento, respectively, for gross prices of $3,720, $3,950 and $6,700, respectively.
As a result of the concluded agreements, the Company revalued the Ocean Crystal, Sonoma and Sorrento as of September 30, 2016 to their fair values with reference to their purchase prices and a gain of $3,020 was recognized in the accompanying consolidated statement of operations for year ended December 31, 2016, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”. On November 7, 2016, November 15, 2016 and November 22, 2016, the vessels Ocean Crystal, Sonoma and Sorrento, respectively, were delivered to their new owners. In this respect, an aggregate loss of $641 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
On October 26, 2016, the Company entered into sales agreement with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the sale of all of the outstanding shares of the vessel owning companies of three Panamax drybulk carriers the Amalfi, Galveston (the vessel Galveston was sold and delivered to its owners on November 30, 2015) and Samatan, along with their associated credit facility for an aggregate gross price of $15,000.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, net - continued:
As part of the transaction, the Company also paid the amount of $58,619, being the difference between the purchase price and the outstanding balance of the respective secured credit facility, to the new owners. The Company drew down the respective amount under its Revolving Credit Facility (Note 4). The shares of the vessel owning companies were delivered to the new owners on October 31, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, the above sales constitute common control transaction.
In this respect, an aggregate loss of $476 was recognized and included in “Additional paid in capital”, under the respective “Premium paid on common control transaction” for the year ended December 31, 2016, in accordance with the relevant U.S. GAAP guidance.
During the year ended December 31, 2016, a charge of $18,266 was also recognized as “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” due to the reduction of the vessels’ held for sale carrying amount to their fair value less cost to sell as of December 31, 2016.
As of December 30, 2016, and due to the improved financial condition of the Company, the Company’s board of directors decided that the remaining 13 drybulk carriers previously classified as held for sale will not be sold. Effective December 31, 2016, the Company reclassified its drybulk fleet as held and used and a gain of $1,851 was recognized and included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations. Also, the impairment review for the year ended December 31, 2016 indicated that the carrying amount of the offshore support vessels’ was not recoverable and, therefore, a charge of $65,712 was recognized and included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations for the year ended December 31, 2016.
According to ASU 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment”, the sale of the Company’s vessels and vessel owning companies did not represent a strategic shift, hence no presentation of discontinued operations was required.
On February 10, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one Aframax tanker under construction, the Balla, for a purchase price of $44,500. The Company took delivery of this vessel on April 27, 2017.
On February 14, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Very Large Crude Carrier, the Shiraga, for a purchase price of $57,000. The Company took delivery of this vessel on June 9, 2017. On March 1, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Aframax tanker, the Stamos, for a purchase price of $29,000. The Company took delivery of this vessel on May 15, 2017.
On March 24, 2017, the Company entered into four separate Memoranda of Agreement with unaffiliated third parties for the acquisition of four modern, second-hand Newcastlemax drybulk carriers the Marini, Morandi, Bacon and Judd for an aggregate purchase price of $120,540. The Company took delivery of the vessels on May 2, 2017, July 5, 2017, July 6, 2017 and July 13, 2017, respectively.
The Newcastlemax drybulk carriers Bacon and Judd had attached to their Memoranda of Agreements time charter employment contracts until certain dates in 2018 and 2017, respectively. After determining the fair values of these time-chartered contracts as of the acquisition date, the Company recorded a liability of $516 in relation to the attached time charter employment contract of the vessel Judd on the consolidated balance sheet under “Fair value of below market acquired time charters”. This was amortized into revenues using the straight-line method over the respective contract period. As at December 31, 2017, it was fully amortized and included in “Voyage and time charter revenues” in the accompanying consolidated statement of operations for the year ended December 31, 2017. For the vessel Bacon, the fair value of the attached time charter employment contract was determined to be $0.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, net - continued:
On March 31, 2017, the Company entered into three separate Memoranda of Agreement with unaffiliated third parties for the acquisition of three Kamsarmax drybulk carriers, two second hand, the Matisse and Valadon, and one under construction, the Kelly, for an aggregate purchase price of $71,000. The Valadon, Matisse and Kelly were delivered on May 17, 2017, June 1, 2017 and June 14, 2017, respectively.
On April 12, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one secondhand Kamsarmax drybulk carrier, the Nasaka, for a purchase price of $22,000. The Company took delivery of this vessel on May 10, 2017.
On April 27, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Kamsarmax drybulk carrier, the Castellani, for a purchase price of $23,500. The Company took delivery of this vessel on June 6, 2017.
On May 15, 2017, the Company entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Suezmax newbuilding vessel, the Samsara, for a purchase price of $64,000. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer’s option at a base rate plus profit share and the charterer was also granted purchase options at the end of each firm period. An amount of $440 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid, was classified in “Additional Paid-in Capital”, under the respective “Gain from common control transaction”. The Company took delivery of this vessel on May 19, 2017 (Note 4). The Company treats the abovementioned lease as an operating lease since none of the capital lease criteria are met.
On December 19, 2017, the Company entered into a Memorandum of Agreement with an unaffiliated third party to sell its Panamax drybulk carrier the Ecola, for a gross price of $8,500. The vessel was delivered to its new owner on December 29, 2017 and a gain of $4,425 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2017, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
On April 27, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001 built Panamax drybulk carrier, the Maganari, to an unaffiliated buyer for total gross price of $9,700. The vessel was delivered to its new owner on May 24, 2018 and a gain of $5,109 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
On May 31, 2018, the Company entered into two separate purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier the Huahine and the Suezmax tanker vessel the Marfa, including their associated outstanding credit facilities, for a gross purchase price of $38,500 and $55,333, respectively (Note 4). As part of the transactions, the Company paid an aggregate amount of $43,500 to the sellers, being the difference between the purchase price and the then outstanding balances of the respective credit facilities. The Company received the vessel owning companies’ shares on June 1 and June 8, 2018, respectively, and assumed an aggregate amount of $50,333 of credit facilities attached to these vessels (Note 12). An amount of $1,581 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning companies acquired over the purchase price paid, was classified as capital contribution in “Additional Paid-in Capital” as the acquisitions were accounted as transactions between entities under common control.
On June 6, June 11, June 12 and June 27, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its older Panamax drybulk carriers, the Bargara, Redondo, Mendocino and Marbella, respectively, to unaffiliated buyers for an aggregate price of $35,568.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, net - continued:
The Company classified the aforementioned vessels as “held for sale” as at June 30, 2018, as all criteria required for their classification as “Vessels held for sale” were met, at their then carrying value as it was lower than their fair value less cost to sell. On July 18, July 24, August 14 and August 20, 2018, the vessels Redondo, Marbella, Bargara, and Mendocino were delivered to their new owners, respectively, and an aggregate gain of $18,192 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
On July 4, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its four VLGCs, including their existing time charter contracts, to unaffiliated buyers for an aggregate price of $304,000. On September 17, 2018, the Company entered into four separate addenda to the aforementioned Memoranda of Agreement, according to which the buyers were entitled to a fixed compensation of $15,000/day due to the delay on the vessels’ delivery until the earlier between the actual delivery dates and December 15, 2018.
The Company classified the aforementioned vessels as “held for sale” as of September 30, 2018, as all criteria required for their classification as “Vessels held for sale” were met, and an impairment loss of $7,279 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2018 and included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”, as a result of the reduction of the VLGCs’ carrying amount to their fair value less cost to sell (Note 13).
According to ASU 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment”, the sale of the Company’s VLGCs does not represent a strategic shift hence no presentation of discontinued operations was required. Excluding the allocation of general and administrative expenses, the VLGCs reported a pretax net income of $1,355 for the year ended December 31, 2018, as compared to a pretax net income of $201 for the year ended December 31, 2017. On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort, and Anderida and Aisling respectively, were delivered to their new owners and an aggregate loss of $282 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
On August 2, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001 built Panamax drybulk carrier, the Capitola, to an unaffiliated buyer for total gross price of $7,580. The vessel was delivered to its new owner on August 17, 2018 and a gain of $3,639 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”.
As of September 30, 2018, the impairment review performed indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $25,590, should be written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $9,465, which was included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”, in the accompanying consolidated statement of operations for the year ended December 31, 2018 (Note 13).
On November 19, 2018, the Company entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel, the Botafogo, including its associated then outstanding credit facility, for a purchase price of $27,000 (Note 4). As part of the transaction, the Company paid an aggregate amount of $18,071 to the seller, being the difference between the purchase price and the then outstanding balance of the respective credit facility. On December 14, 2018, the Company received the vessel owning company’s shares and assumed an amount of $8,929 of credit facility attached to that vessel (Note 11). An aggregate amount of $1,231 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid and the different accounting policy in regards to cut-off recognition of the then ongoing voyage charter ($267 and $964, respectively), was classified as capital distribution in “Additional Paid-in Capital” as the acquisition was accounted as a transaction between entities under common control.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, net - continued:
On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500. The bareboat charterhire is payable as follows: i) an amount of $99,875 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and ii) an amount of $71,625 in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturities. As part of the agreements, there are purchase obligations upon payment of each balloon installment at each last repayment date.
On November 27, 2018 (commencement date), the Company paid the advance bareboat charterhire. (Notes 4, 12)
In accordance with ASC 842, the Company (lessee) accounted for these leases (bareboat charter agreements) as finance leases (Note 12), recognizing these vessels as right-of-use assets in its consolidated balance sheet under “Vessels, net” depreciated over their remaining useful lives, as determined in accordance with Company’s depreciation policy for fixed assets (Note 2o).
More precisely, the Company recorded a right-of-use assets at the present value of the aggregate finance lease liability amounted to $171,500 (Notes 12, 13). No initial direct costs incurred by the Company.
The impairment review performed for the year ended December 31, 2018, indicated that one of the Company’s tanker vessels, with a carrying amount of $26,666 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a loss of $291, which was included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”, in the accompanying consolidated statement of operations for the year ended December 31, 2018 (Note 13).
For the year ended December 31, 2017, and 2018 an amount of $8,834 and $245 relating to capitalized expenses and $2,426 and $84 relating to capitalized interest were included in the “Vessels, net”, respectively.
8. Above market acquired time charter contracts and goodwill:
During 2015, the Company acquired, through the acquisition of Nautilus, six Offshore Supply Vessels, all of which were on time charters to Petroleo Brasileiro S.A. (“Petrobras”) until certain dates in 2016 and 2017, and included fixed day rates that were above day rates available as of the acquisition date.
The acquisition of the common shares of Nautilus was accounted for under the acquisition method of accounting, resulting to a goodwill, included in the offshore support segment, amounted to $7,002, which constituted a premium paid by the Company over the fair value of the net assets of Nautilus, attributable to anticipated benefits from Nautilus’s position to take advantage of the fundamentals of the offshore support market.
After determining the aggregate fair values of these time-chartered contracts as of the acquisition date of Nautilus, the Company recorded the respective contract fair values on the consolidated balance sheet under “Fair value of above market acquired time charters”. These were amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts).
On February 15, 2016, March 3, 2016 and April 11, 2016, the Company announced that Petrobras had given notice of termination of the contracts for the vessels Crescendo, Jubilee and Indigo effective as of March 6, 2016, March 9, 2016 and April 6, 2016, respectively. The contracts of the vessels Crescendo, Jubilee and Indigo were to expire on January 8, 2017, April 25, 2017 and August 30, 2017, respectively. On December 27, 2016, and in accordance with the respective terms the contract of the vessel Colorado expired. Effective on May 3, 2017, Petrobras gave notice of termination on the long term time charter contract for the vessel Jacaranda that was expiring on July 3, 2017. On June 21, 2017, and in accordance with the respective terms, the contract of the vessel Emblem expired.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Above market acquired time charter contracts and goodwill - continued:
The amortization and write offs of the fair value of the above market acquired time charter contracts as of December 31, 2016 amounted to $4,346 and $5,161 and are included to “Voyage and time charter revenue” and “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”, respectively, in the accompanying consolidated statement of operations for the year ended December 31, 2016. The amortization and write offs of the fair value of the above market acquired time charter contracts as of December 31, 2017, amounted to $1,200 and $300 and are included to “Voyage and time charter revenue” and “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other”, respectively, in the accompanying consolidated statement of operations for the year ended December 31, 2017.
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
9. Other non-current assets:
The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31,
	2017	2018
Other non-current assets	$44,869	$4,088
	$44,869	$4,088
As of December 31, 2017, an amount of $44,869 was recorded as “Other non-current assets” in the accompanying consolidated balance sheets regarding the last installment due to HHI for the delivery of the VLGC Mont Gelé. The last installment, including related costs, of $44,869 was held in an escrow account and released to the HHI on January 4, 2018 upon the delivery of the vessel to the Company (Notes 6, 7). As of December 31, 2018, the amount of $4,088 relates to Company’s prepayments regarding improvements for its drybulk and tanker carrier vessels.
10. Investment in an Affiliate:
-	Ocean Rig:
From June 8, 2015, through April 4, 2016, the Company provided drilling services through Ocean Rig, which was considered as an affiliated entity and accounted for under the equity method. On December 31, 2015, the Company’s investment in Ocean Rig had a carrying and market value of $91,410. As at March 31, 2016, the Company’s investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S. GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying consolidated statement of operations for the year ended December 31, 2016.
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
The Company’s equity in the losses and capital transactions of Ocean Rig was 40.4% up to April 5, 2016 and is shown in the accompanying consolidated statement of operations for the year ended December 31, 2016, as “Losses of affiliated company” amounting to a loss of $41,454.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Investment in an Affiliate - continued:
-	Heidmar
On August 29, 2017, following the closing of the Private Placement (Note 4), the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of SPI, which directly holds a 49% interest in Heidmar, a global tanker pool operator. SPI is a member of Heidmar, a Delaware limited liability company that directly owns 49% of the total issued equity interests of Heidmar. The fair value of the investment as of the acquisition date was $34,000 (Note 13).
Since August 29, 2017, Heidmar is considered an affiliated entity of the Company and qualifies as an equity method investment due to Company’s significant influence over Heidmar. The Company elected to account for the investment in Heidmar under the fair value option in order to mitigate volatility in income that would affect the measurement of the investment under the equity method and achieve operational simplifications. The Company’s investment in Heidmar was recorded at $34,000 upon the closing of the transaction.
As of December 31, 2017 and 2018, no change in the fair value of Company’s investment in Heidmar was identified. For the year ended December 31, 2018, the fair value of Company’s investment in Heidmar was determined based on an acceptable valuation method performed in-house by the Company’s management, that combines (weighs) the income and the market approach method and thus, no adjustment for the investment in Heidmar to its fair value was recognized in the accompanying consolidated statement of operations for the years ended December 31, 2017 and 2018.
The Company, considering that Heidmar is not substantially similar with the peer group, assessed as appropriate the weighing between the two approaches used in the valuation to be 80% for the income approach and 20% for the market approach. Specifically, the income approach employed in the valuation exercise is based on the discounted cash flow model that incorporates unobservable in the market place inputs (Level 3 inputs). The inputs that were used in estimating Heidmar’s discounted cash flows include Heidmar’s weighted average cost of capital, projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, annual increase in Heidmar’s historical wages-salaries and non-compensated general and administrative expenses, the expected number of vessels under management over the forecasted period, a long term growth factor, commission rates on projected charter rates and the number of employees as a ratio of the vessels historically managed per employee.
The market approach employed in the valuation exercise incorporates findings from utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs). In particular, the market approach valuation method was based on peer group of companies which were considered fairly similar and comparable and was determined using multiples of Enterprise Value (“EV”) / EBITDA of those peer group companies. Furthermore, a 10% control premium was assumed in order to factor to the valuation the control/significant influence that exits in Heidmar’s equity value in comparison with minority shareholdings in peer group analysis. Finally based on market available empirical evidences and methods, a discount factor representing the lack of marketability due to Heidmar’s private status was used in estimating the total fair value of Heidmar’s equity.
The significant assumptions used in the fair value measurement of the Company’s investment in Heidmar are: (i) the discount factor due to lack of marketability (7.5%), (ii) the projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, (iii) the long term growth factor (3.2%), (iv) the commission rates assumed over projected charter rates (2.9%), (v) the weighted average cost of capital (10.8%), (vi) the projected number of vessels under management over the forecasted period (average of 63 vessels) and (vii) the weighting between the two approaches (80% and 20% for the income and market approach, respectively).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Investment in an Affiliate - continued:
A change of: (i) discount factor due to lack of marketability by 5% would result in a change of Company’s investment in Heidmar by $1,856, (ii) charter rates by 10% would result in a change of Company’s investment in Heidmar by $6,672, (iii) long term growth factor by 1%, would result in an increase and decrease of Company’s investment in Heidmar by $1,907 and $1,463, respectively, (iv) commission rates by 0.5% would result in an increase and decrease of Company’s investment in Heidmar by $10,917 and $11,083, respectively, (v) weighted average cost of capital by 1% would result in an increase and decrease of Company’s investment in Heidmar by $2,578 and $1,986, respectively, (vi) the number of vessels under management by one per pool per year would result in an increase and decrease of Company’s investment in Heidmar by $9,010 and $8,945, respectively and (vii) weighting of market versus income approach by 10% would result in a change of Company’s investment in Heidmar by $31 (Note 13).
11. Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2017	2018
Secured Credit Facilities - Drybulk Segment	$-	$75,582
Secured Credit Facilities - Tanker Segment	-	124,757
Secured Credit Facilities - Gas Carrier Segment	147,716	-
Secured financing arrangements - Drybulk Segment	-	91,937
Less: Deferred financing costs	(2,378)	(2,193)
Total debt	145,338	290,083
Less: Current portion	(11,635)	(38,795)
Long-term portion	$133,703	$251,288

Secured credit facilities
The Company’s secured credit facilities are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until March 2024. Interest rates on the outstanding credit facilities as at December 31, 2018, are based on LIBOR plus a margin.
On November 18, 2016, the Company reached an agreement for the settlement of its outstanding obligation under a secured credit facility dated June 20, 2008, with the respective lender. Under the terms of the agreement, the lending bank agreed to a write-off of almost half of the outstanding principal and interest due. A gain of $8,366 was recognized as part of the transaction included in “Gain on debt restructuring” in the accompanying consolidated statement of operations for the year ended December 31, 2016. On November 18, 2016, the Company repaid $8,200 of principal, as per agreement and during 2017, it fully repaid the outstanding amount totaling $2,000, according to the agreement concluded on November 18, 2016, under its secured credit facility dated June 20, 2008.
As of December 31, 2016, the Company was in breach of certain financial covenants regarding its secured credit facility dated March 19, 2012 and had not made principal repayments and interest payments under this agreement. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company classified the respective secured credit facility amounting to $14,935 as current liability at December 31, 2016. On April 24, 2017, the Company made a prepayment of $15,158 and repaid in full the outstanding amount and overdue interest under its secured credit facility dated March 19, 2012.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:
On June 22, 2017, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $150,000 to partially finance the construction costs relating to the four VLGCs, the Anderida, Aisling, Mont Fort and Mont Gelé. The facility beared interest at LIBOR plus a margin and was repayable in twenty-four quarterly installments and a balloon payment at maturity and was secured by first mortgage over the Company’s four VLGCs (Note 7). As of December 31, 2017, the Company drew the whole amount of $150,000, related to the delivery of the four VLGCs. On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort and Anderida, Aisling, respectively, were delivered to their new owners according to the terms of the Memoranda of Agreement dated July 4, 2018 (Notes 6, 7) and their outstanding at that time credit facility balance total amounted to $137,820 was fully repaid along with their associated costs.
On January 24, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $90,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Shiraga, Samsara, Stamos and Balla (Note 7). On January 26, 2018, the Company drew down the full amount of $90,000.
On January 29, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $35,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Valadon, Matisse and Rapallo (Note 7). On March 7, 2018, the Company drew down the full amount of $35,000.
On March 8, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $30,000. The facility bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Judd and Raraka (Note 7). On March 13, 2018, the Company drew down the full amount of $30,000.
On June 1, 2018, the Company, as part of the acquisition of the vessel owning company of the Newcastlemax drybulk carrier Huahine (Notes 4, 7), assumed the outstanding secured credit facility of $16,500. The facility bears interest at LIBOR plus margin, is repayable in six quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Huahine (Note 7).
On June 8, 2018, the Company, as part of the acquisition of the vessel owning company of the Suezmax vessel Marfa (Notes 4, 7), assumed the outstanding secured credit facility of $33,833. The facility bears interest at LIBOR plus margin, is repayable in twenty-two quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Marfa (Note 7).
On December 14, 2018, the Company, as part of the acquisition of the vessel owning company of the Aframax tanker vessel Botafogo (Notes 4, 7), assumed the outstanding secured credit facility of $8,929. The facility bears interest at LIBOR plus margin, is repayable in five quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Botafogo (Note 7).
Secured financing arrangements
On April 2, 2018, the Company’s wholly-owned subsidiary entered into a finance lease arrangement with a major Chinese leasing company for the Company’s Kamsarmax drybulk carrier, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provided for the transfer of the Kelly to the buyer for 50% of the agreed purchase price of $26,218 and at the same time chartered it back for a period of ten years (expiration in April 2028). The financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in forty quarterly installments, with a balloon payment at maturity and is secured by corporate guarantees. As part of the agreement, the Company has purchase options to reacquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon payment of the balloon at the last repayment date. On April 13, 2018, the vessel was delivered and chartered back to the Company, and the Company also drew down the full financing amount of $13,109.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:
On May 4, 2018, five of the Company’s wholly-owned subsidiaries entered into five finance lease arrangements with a major Chinese leasing company for the Company’s drybulk carriers Nasaka, Morandi, Marini, Bacon and Castellani, pursuant to five memoranda of agreements and bareboat charter agreements. The financing provided for the transfer of the underlying vessels to the buyer for 50% of the aggregate purchase price of $164,000 and at the same time chartered it back for a period of eight years (expiration in May 2026). The aggregate financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in thirty-two quarterly installments, with balloon payments at maturity and is secured by corporate guarantees. As part of the agreements, the Company has purchase options to re-acquire each vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary of each vessel’s delivery date. There are also purchase obligations upon payment of each balloon payment at each last repayment date. On May 15, 2018, the vessels were delivered and chartered back to the Company, and the Company also drew down the full aggregate financing amount of $82,000.

In accordance with ASC 842 and ASC 606-10, these transactions were accounted for as financing arrangements and not as transactions involving sale-leaseback, due to the repurchase obligation clauses included in the agreements. Therefore, the Company continues to recognize these vessels at their net book values on the consolidated balance sheet and also recognizes (i) a financial liability for the financing amount drawn down on the accompanying consolidated balance sheet under “Long term debt, net of deferred finance costs” and (ii) the variable amount of consideration paid under “Interest and finance cost” in the accompanying consolidated statement of operations.

The aggregate available undrawn amount under the Company’s secured credit facilities and financing arrangements at December 31, 2017 and 2018 was $0. The weighted-average interest rates on the above outstanding secured credit facilities and financing arrangements were: 3.15%, 3.37% and 4.60% for the years ended December 31, 2016, 2017 and 2018, respectively.

The table below presents the movement for secured credit facilities and financing arrangements throughout 2018:
Debt	Debt agreement date	Original Amount	December 31, 2017	New debt/ Acquisitions	50% Set-off price	Repayments	December 31, 2018
Secured Credit Facility	June 22, 2017	$150,000	$147,716	$-	$-	$(147,716)	$-
Secured Credit Facility	January 24, 2018	90,000	-	90,000	-	(6,255)	83,745
Secured Credit Facility	January 29, 2018	35,000	-	35,000	-	(2,543)	32,457
Secured Credit Facility	March 8, 2018	30,000	-	30,000	-	(1,875)	28,125
Secured Credit Facility	October 13, 2013	30,000	-	16,500	-	(1,500)	15,000
Secured Credit Facility	September 1, 2017	35,000	-	33,833	-	(1,750)	32,083
Secured Credit Facility	January 20, 2010	30,000	-	8,929	-	-	8,929
Secured Financing Arrangement	April 2, 2018	26,218	-	26,218	(13,109)	(439)	12,670
Secured Financing Arrangements	May 4, 2018	164,000	-	164,000	(82,000)	(2,733)	79,267
			$147,716	$404,480	$(95,109)	$(164,811)	$292,276

The Company’s secured credit facilities are secured by mortgages over the Company’s vessels (Note 7), corporate guarantees, first priority assignments of all freights in excess of twelve months, earnings, insurances and requisition compensation. The Company’s financing arrangements are secured by corporate guarantees and first priority assignments of all freights, earnings, insurances and requisition compensation. The Company’s secured credit facilities and financing arrangements contain customary financial covenants that restrict, without the bank’s prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company’s business.
Under the Company’s credit facilities and financing arrangements, Mr. Economou must generally continue to beneficially own at least 50% of either (i) the Company’s issued and outstanding share capital or (ii) the Company’s issued and outstanding voting share capital. In addition, the Company’s credit facilities and financing arrangements require the Company and its subsidiaries to satisfy certain financial covenants.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Long-term Debt - continued:
Depending on the credit facility or financing arrangement, these financial covenants require to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum debt service cover ratio; (iv) a minimum market adjusted net worth; (v) a minimum solvency ratio and (vi) a minimum working capital level. Also, the credit facilities and financing arrangements, require to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which is referred as a value maintenance clause or loan-to-value ratio. All of the Company’s credit facilities and financing arrangements also contain cross-acceleration or cross-default provisions that may be triggered by a default under one of the Company’s other credit facilities and financing arrangements. These covenants may limit the ability of certain of the Company’s subsidiaries to, among other things, without the relevant lenders’ or counterparties’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of December 31, 2018, the Company was in compliance with the covenants regarding its secured credit facilities and financing arrangements.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the years ended December 31, 2016, 2017 and 2018, amounted to $8,299, $17,125 and $20,613, respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statement of operations.
The annual principal payments required to be made after December 31, 2018, for credit facilities and financing arrangements including balloon payments, totaling $292,276, are as follows:
Due through December 31, 2019	$39,337
Due through December 31, 2020	30,408
Due through December 31, 2021	22,908
Due through December 31, 2022	22,908
Due through December 31, 2023	85,370
Thereafter	91,345
Total principal payments	292,276
Less: Financing fees	(2,193)
Total debt	$290,083
The Loan Facility Agreement with Sierra is discussed in Note 4 herein.

12. Finance lease liability (Due to related parties):
December 31, 2018
Conquistador bareboat charter	$24,491
Pink Sands bareboat charter	23,511
Xanadu bareboat charter	23,962
Total finance lease liability	71,964
Less: Current portion	(5,274)
Long-term portion	$66,690

On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Finance lease liability (Due to related parties) - continued:
The bareboat charterhire is payable as follows: i) an amount of $99,875 in advance (advance bareboat charterhire), calculated as the difference between the aggregate bareboat charterhire and the outstanding balance of the secured credit facilities at the time of the agreements conclusion, and ii) an aggregate amount of $71,625 in quarterly installments, bearing interest (LIBOR plus margin) and having also balloon payments at maturity. As part of the agreements and upon payment of each balloon installment at the final repayment date, the Company has the obligation to purchase the vessels. On November 27, 2018 (commencement date), the vessels were bareboat chartered to the Company upon payment of the advance bareboat charterhire amounts. The transactions were approved by the independent members of the Company’s board of directors taking into account among other things i) independent third-party brokers’ charter free valuations certificates and ii) the actual speed and consumption figures of each vessel,  the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity, respectively (Notes 4, 7, 13).
The Company treats the aforementioned bareboat charter agreements (leases) in accordance with the new lease accounting standard (ASC 842). In accordance with ASC 842, the Company (lessee) classified the leases as finance leases due to the purchase obligation clauses included in the agreements. With regards to these contracts initial recognition the Company recognized (i) the vessels as right-of-use assets in its consolidated balance sheet under “Vessels, net” and is depreciating them over their remaining useful lives, as determined in accordance with Company’s depreciation policy for fixed assets (Note 2o) and (ii) a finance lease liability being reduced by the lease payments and increased by period’s finance lease cost.
More precisely, the Company recorded i) an aggregate finance lease liability amounted to $171,500 being the present value of the aggregate future finance lease liability, as determined using the lessor’s implicit rate (4.98%) to the lease and ii) a right-of-use for the vessels at the same amount. No initial direct costs were incurred by the Company. The aggregate future finance lease liability, consisted of i) the advance bareboat charterhire, ii) the fixed quarterly installments and iii) the expected future interest payments, as determined on commencement date (4.91% - LIBOR at commencement date plus margin).
The weighted average remaining term of the Company’s outstanding finance lease obligations was 9.7 years. The Company recognized an accrued finance lease interest expense amounted to $339 in its accompanying consolidated statement of operations for the year ended December 2018, included in “Interest and finance cost” (Note 18).  The Company recognized depreciation expense of the right-of-use assets amounted to $629 in its accompanying consolidated statement of operations for the year ended December 2018, included in “Depreciation” (Note 4).
The table below presents the movement of finance lease liabilities throughout 2018:
Finance lease liability	Bareboat Charter Agreement date	Original amount	Repayments	Finance lease interest expense	December 31, 2018
Conquistador bareboat charter	November 19, 2018	$56,000	$(31,625)	$116	$24,491
Pink Sands bareboat charter	November 19, 2018	56,000	(32,600)	111	23,511
Xanadu bareboat charter	November 19, 2018	59,500	(35,650)	112	23,962
		$171,500	$(99,875)	$339	$71,964

13. Financial Instruments and Fair Value Measurements:
ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate secured credit facilities. All of the Company’s derivative transactions are entered into for risk management purposes.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Financial Instruments and Fair Value Measurements - continued:

All of the Company’s interest swap agreements were either matured or terminated during the year ended December 31, 2016. As of December 31, 2017 and December 31, 2018, the Company had no interest rate swap agreements outstanding. During the year ended December 31, 2016, the amount of $110 was reclassified into the consolidated statement of operations concerning realized losses on cash flow hedges associated with capitalized interest during prior years.
The fair value of the interest rate swap agreements equates to the amount that would be paid by the Company if the agreements were transferred to a third party at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company. The change in the fair value of such interest rate swap agreements that do not qualify for hedge accounting for the year ended December 31, 2016 amounted to a gain of $2,193, and was included in “Gain on interest rate swaps” in the accompanying consolidated statement of operations.
		Amount of Gain
		Year Ended December 31,
Derivatives not designated as hedging instruments	Location of Gain Recognized	2016	2017	2018
Interest rate swaps	Gain on interest rate swaps	$403	$-	$-
Total		$403	$-	$-
On September 27, 2018, the Company invested $5,000 in a 9.50% Senior Unsecured Callable Corporate Bond (“9.5% Corporate Bond”) with five years maturity. The Company classified its investment as non-current available for sale debt securities measured at fair value through other comprehensive income/(loss) (Note 2). As of December 31, 2018, the fair value of Company’s investment in the 9.5% Corporate Bond amounted to $4,961, resulting to an unrealized loss of $39 and included in the accompanying consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018.
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets, other non-current assets and liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value approximates the fair market value for the floating rate credit facilities and financing arrangements. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the investment in Heidmar was determined based on a valuation method that combines (weighs) the income and the market approach using unobservable in the market place inputs (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively.
For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company has in place its valuation policies and procedures regarding the development and determination of the inputs categorized within Level 3 hierarchy. The fair value calculations are the Company’s responsibility and are approved by the Company’s management.

Any changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed and assessed each period based on changes in estimates or assumptions used by the Company’s management for accuracy and reasonability, and recorded as appropriate. The significant assumptions and valuation methods that the Company used to determine the initial fair value and any subsequent change in the fair value of the Company’s investment in Heidmar are discussed below and in Note 10.
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
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Financial Instruments and Fair Value Measurements - continued:
Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018, respectively.

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Investment in affiliate – Heidmar (Note 10)	$-	$-	$34,000
Investment in available for sale debt securities	4,961	-	-
Total	$4,961	$-	$34,000

The Company’s independent members of the board, following the receipt of a fairness opinion, on August 11, 2017 approved a transaction pursuant to which the Company sold 36,363,636 of the Company’s common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (i.e., the Private Placement). The Private Placement transaction was a non-cash transaction with a transfer of an exchange of assets and liabilities from entities that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, as a consideration for the common stock issued. The fair values of the non-cash transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction is considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction will be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company’s exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 “Fair Value Measurement”.
The Company issued an aggregate 36,363,636 shares of its common stock in the Private Placement to: (i) Sierra in exchange for the reduction of the principal outstanding balance by $27,000 of the Company’s Revolving Facility (Note 4); (ii) SPII in exchange for the indirect purchase of the 49% equity interests in Heidmar that was measured at $34,000 (Note 10); and (iii) Mountain in exchange for the termination of the Participation Rights Agreement (Note 4) and the forfeiture of the Series D Preferred Shares.
The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and is included in “Loss on Private Placement” in the accompanying consolidated statement of operations for the year ended December 31, 2017. In addition, an amount of $2,805 was classified under the respective “Stockholders’ Contribution” in “Accumulated deficit” in the accompanying consolidated balance sheet as of December 31, 2017 (Note 4, 14), as the difference between the carrying value of the Series D Preferred Stock before their forfeiture and their fair value.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
13. Financial Instruments and Fair Value Measurements - continued:
On December 31, 2017 and 2018, respectively, based on the valuation method that combines (weighs) the income and the market approach using unobservable in the market place inputs (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), no change in the fair value of the Company’s investment in Heidmar was identified and thus no adjustment in the fair value of the Company’s investment in Heidmar was recorded in the accompanying consolidated statement of operations for the years ended December 31, 2017 and 2018 (Note 10).
The following table summarizes the valuation of assets measured at fair value on a non-recurring basis for the year ended December 31, 2018.
	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Vessels, net (Note 7)	-	26,375	-	291
Total	$-	$26,375	$-	$291

During 2016, the sale of the vessel owning companies of the Capesize drybulk carriers Fakarava, Rangiroa and Negonego resulted in a charge of $23,018 and the sale of the Panamax drybulk carrier Coronado resulted into a gain of $1,084, both included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” for the year ended December 31, 2016 (Note 7).
During the year ended December 31, 2016, an additional charge of $18,266 was also recognized as “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations due to the reduction of the vessels’ held for sale carrying amount to their fair value less cost to sell, as of December 31, 2016 (Note 7).
Due to the sale of the Panamax drybulk carriers Ocean Crystal, Sonoma and Sorrento (Note 7), the Company revalued the above vessels with reference to the purchase prices as concluded in the respective Memoranda of Agreement and recognized a gain amounting to $3,020 and included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” for the year ended December 31, 2016.
Also, a loss of $641 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016 included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” related to the delivery of those vessels to their new owners.
On December 30, 2016, the Company’s Board of Directors resolved that the 13 drybulk vessels of the Company’s fleet that were previously classified as held for sale will not be sold, effective December 31, 2016. Therefore, the vessels were reclassified as held and used and a gain of $1,851 was recognized and included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” based on the respective U.S. GAAP guidance, due to their measurement at their fair values as at December 31, 2016 as determined based on valuations of the independent valuators. Also, the impairment review for the year ended December 31, 2016 indicated that the carrying amount of the offshore support vessels was not recoverable and, therefore, a charge of $65,712 was recognized and included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations (Note 7).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Financial Instruments and Fair Value Measurements - continued:
Upon held for sale classification measurement at fair value less cost to sell in relation to the four VLGCs sold during the period an amount of $7,279 was included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations for the year ended December 31, 2018 (Note 7).
The impairment review performed for the nine-month period ended September 30, 2018, indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $25,590 should be written down to their fair value as determined based on independent valuations, resulting in an impairment charge of $9,465, which was included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations for the year ended December 31, 2018 (Note 7). The impairment review performed for the year ended December 31, 2018, indicated that one of the Company’s tanker vessels, with a carrying amount of $26,666 should be written down to its fair value as determined based on independent valuations, resulting in an impairment charge of $291, which was included in “Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other” in the accompanying consolidated statement of operations for the year ended December 31, 2018 (Note 7).
14. Common Stock and Additional Paid-in Capital:
Issuance of common shares
On December 23, 2016, the Company entered into an agreement (the “2016 Purchase Agreement”) with Kalani Investments Limited (the “Investor”), an entity organized in the British Virgin Islands that is not affiliated with the Company, under which the Company could sell up to $200,000 of its common stock to the Investor over a period of 24 months, subject to certain limitations, and receive up to an aggregate of $1,500 of shares of its common stock as a commitment fee in consideration for entering into the 2016 Purchase Agreement. Proceeds from any sales of common stock were used for general corporate purposes. The Investor had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. As of January 31, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of its common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, the Company sold an aggregate of 32,681 shares (71,864,590 before the effect of the reverse stock splits) of common stock to the Investor, out of which 263 common shares (844,335 before the effect of the reverse stock splits) were commitment fees for entering into the 2016 Purchase Agreement.
On February 17, 2017, the Company entered into a common stock purchase agreement (the “February 2017 Purchase Agreement”) with the Investor. The February 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $200,000 worth of shares of the Company’s common stock over the 24-month term of the purchase agreement and receive up to an aggregate of $1,500 of shares of our common stock as a commitment fee in consideration for entering into the February 2017 Purchase Agreement.
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
On April 3, 2017, the Company entered into a common stock purchase agreement (the “April 2017 Purchase Agreement”) with the Investor. The April 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $226,400 worth of shares of the Company’s common stock over the 24-month term of the April 2017 Purchase Agreement and receive up to an aggregate of $1,500 of shares of the Company’s common stock as a commitment fee in consideration for entering into the April 2017 Purchase Agreement.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Common Stock and Additional Paid-in Capital - continued:
Issuance of common shares – continued
On August 11, 2017, the Company terminated the April 2017 Purchase Agreement. Between the date of the April 2017 Purchase Agreement, April 3, 2017, and August 10, 2017, the Company sold an aggregate of 31,392,280 shares of its common stock (123,998,456 before the effect of the reverse stock splits) to the Investor, out of which 42,630 common shares (879,711 before the effect of the reverse stock splits) were commitment fees for entering into the April 2017 Purchase Agreement for a total proceeds of $193,598.
On August 11, 2017, the independent members of the Company’s board of directors approved a Term Sheet pursuant to which the Company sold 36,363,636 of the Company’s common shares to entities that may be deemed to be beneficially owned by its Chairman and CEO, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share. The Private Placement closed on August 29, 2017, when the Company issued an aggregate 36,363,636 shares of its common stock to SPII, Sierra and Mountain, entities that may be deemed to be beneficially owned by Mr. Economou (Note 4). The Company did not receive cash proceeds from the Private Placement.
Pursuant to the Term Sheet, the independent members of the Company’s board of directors also approved a Rights Offering that commenced on August 31, 2017 and allowed the Company’s shareholders to purchase their pro rata portion of up to $100,000 of the Company’s common shares at a price of $2.75 per share. In connection with the Rights Offering, on August 29, 2017, Sierra also entered into a Backstop Agreement to purchase from the Company, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to existing shareholders’ exercise in full of their rights. On October 4, 2017 and following the closing of the rights’ subscription, the Company issued 36,363,636 shares of its common stock, of which 305,760 shares were issued to existing eligible shareholders and 36,057,876 shares were issued to Sierra as per the Backstop Agreement. The Company received $841 from the subscribed shareholders. Regarding the common shares issued to Sierra, the Company did not receive any cash proceeds (Note 4).
Issuance of preferred shares

On June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares for $5,000, warrants to purchase 5,000 Series C Convertible Preferred Shares for $5,000 and 0 common shares (310 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). The securities were issued to the investor through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. The Company further received $5,000 due to the exercise of all warrants, and the total proceeds were $10,000. The Series C Convertible Preferred Stock accrued cumulative dividends on a monthly basis at an annual rate of 8%. Such accrued dividends were payable in shares of common stock or in cash at the Company’s option, or in a combination of cash and common shares.

On July 6, 2016, August 3, 2016, September 1, 2016, October 5, 2016 and November 4, 2016, the Company issued 0 (70 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (17 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (278 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (328 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) and 0 (339 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) shares of Common stock, respectively, as dividend to the holders of our Series C Convertible Preferred shares.

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
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Common Stock and Additional Paid-in Capital - continued:
Issuance of preferred shares - continued
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility with Sifnos (Note 4) into 29 Series D Preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. Each preferred share had 100,000 votes and was not convertible into common stock of the Company. The 29 Series D Preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) were issued on September 13, 2016.
On November 16, 2016, the Company entered into a Securities Purchase Agreement with the Investor for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares for $20,000, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares for $30,000, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares for $50,000, prepaid warrants to initially purchase an aggregate of 47 common shares (46,609 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits - with the number of common shares issuable subject to adjustment as described therein), and 0 common shares (13 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). The total gross proceeds from the sale of the securities and the exercise of the preferred warrants were $100,000.
The Series E1 and E2 Convertible Preferred Shares were entitled to receive dividends which could be paid by the Company in shares of common stock or cash or a combination of cash and common shares and which were cumulative and accrued and compounded monthly.
As of December 31, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, which were issued on November 21, 2016, and their respective $1,400 dividends were converted to 873 common shares (856,352 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Also, as of December 31, 2016, all preferred warrants were exercised and the 80,000 preferred shares were issued and together with their respective $5,551 dividends were converted to 3,153 common shares (3,090,405 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Finally, all prepaid warrants have been exercised and in this respect, 45 common shares (44,822 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) were issued.
On August 29, 2017, following the closing of the Private Placement, all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) that Sifnos held were forfeited. An amount of $2,805, being the difference between the carrying value of the Series D Preferred Stock as of the forfeiture date and their fair value, was classified under the respective “Stockholders’ Contribution” and was included in “Accumulated deficit” in the accompanying consolidated balance sheet as of December 31, 2017 (Notes 4, 13).
Treasury stock
On September 9, 2017, 3 shares (3,009 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company’s common stock, held as treasury stock, were retired. As of December 31, 2017, the Company did not hold any treasury stock.
On February 6, 2018, the Company’s board of directors approved a stock repurchase program under which the Company was authorized to repurchase up to $50,000 of its outstanding common shares for a period of 12 months (the “Repurchase Program”). The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. On October 5, 2018, the Company completed in full its Repurchase Program. Under the Repurchase Program, the Company repurchased a total of 10,864,227 shares of its common stock for an aggregate amount of $50,217 including fees.
On October 29, 2018, the Company’s board of directors authorized a new stock repurchase program, under which the Company may repurchase up to $50,000 of its outstanding common shares for a period of 12 months (the “New Repurchase Program”). The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Common Stock and Additional Paid-in Capital – continued:
Treasury stock – continued
As of December 31, 2018 and under both repurchase programs, the Company has repurchased a total of 17,042,680 shares of its common stock for a gross consideration of $85,378 including fees. As of December 31, 2018, the number of shares of the Company's common stock outstanding was 87,232,028.
The Company elected to account for the repurchased and held shares under the cost method, with the aggregate cost of shares repurchased amounted to $85,378 to be recognized under the “Treasury stock” in the accompanying consolidated balance sheet as at December 31, 2018. As of January 7, 2019, the Company has repurchased an additional 345,401 shares of its common stock for an aggregate amount of $2,120, including fees. As of February 28, 2019, the outstanding number of shares of the Company's common stock was 86,886,627 (Note 22).
Reverse stock splits
On January 18, 2017, the board of directors of the Company determined to effect a 1-for-8 reverse stock split of its common shares. The reverse stock split occurred, and the Company’s common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017.
On April 6, 2017, the Company determined to effect a 1-for-4 reverse stock split of its common shares. The reverse stock split occurred, and the Company’s common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on April 11, 2017.
On May 2, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company’s common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on May 11, 2017.
On June 16, 2017, the Company determined to effect a 1-for-5 reverse stock split of its common shares. The reverse stock split occurred, and the Company’s common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on June 22, 2017.
On July 18, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company’s common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on July 21, 2017.
All previously reported share and per share amounts have been restated to reflect the reverse stock splits.
Dividends
On February 27, 2017, the Company’s board of directors decided to initiate a new dividend policy under which the Company expected to pay a regular fixed quarterly cash dividend of an aggregate of $2,500 to the holders of common stock.
In addition, at its discretion, the board may decide to pay additional amounts as dividends each quarter depending on market conditions and the Company’s financial performance, over and above the fixed amount.
On February 27, 2017, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended December 31, 2016 to the shareholders of record as of March 15, 2017. The dividend was paid on March 30, 2017.
On April 11, 2017, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended March 31, 2017 to the shareholders of record as of May 1, 2017. The dividend was paid on May 12, 2017.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Common Stock and Additional Paid-in Capital – continued:
Dividends – continued
On July 7, 2017, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended June 30, 2017 to the shareholders of record as of July 20, 2017. The dividend was paid on August 2, 2017.
On October 16, 2017, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended September 30, 2017 to the shareholders of record as of October 27, 2017. The dividend was paid on November 13, 2017.
On February 6, 2018, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended December 31, 2017 to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018.
On May 7, 2018, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended March 31, 2018 to the shareholders of record as of May 25, 2018. The dividend was paid on June 8, 2018.
On July 30, 2018, the Company’s board of directors decided to suspend the Company’s previously announced cash dividend policy until further notice. As previously noted, the dividend policy is subject to the discretion of the Company’s board of directors and may be suspended or amended at any time without prior notice.
15.	Equity incentive plan:
On January 16, 2008, the Company’s board of directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company’s board of directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance. The Plan expired on January 16, 2018 in accordance with its terms.
On January 12, 2011, 9,000,000 shares (1 share after all reverse stock splits) of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for CEO services rendered during 2010. The shares vested over a period of eight years, with 1,000,000 shares (1 share after all reverse stock splits) vesting on the grant date and 1,000,000 shares (0 share after all reverse stock splits) vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share (share price before reverse stock splits). As of December 31, 2018, 9,000,000 of these shares (1 share after all reverse stock splits) have vested in full.
On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares (1 share after all reverse stock splits) of the Company’s common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for CEO services rendered during 2012.
The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share (share price before reverse stock splits). As of December 31, 2016, the shares have vested in full.
On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares (0 share after all reverse stock splits) of the Company’s common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for CEO services rendered during 2013. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share (share price before reverse stock splits). As of December 31, 2016, these shares have vested in full.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Equity incentive plan - continued:
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares (0 share after all reverse stock splits) of the Company’s common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for CEO services rendered during 2014. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share (share price before reverse stock splits). As of December 31, 2017, the shares have vested in full.
As of December 31, 2016, 2017 and 2018, there was $2,419, $691 and $0, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.
The amounts of $3,580, $1,728 and $691 represent the stock based compensation expense for the years ended December 31, 2016, 2017 and 2018, respectively, and are recorded in “General and administrative expenses” in the accompanying consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018, respectively.
16. Commitment and contingencies:
16.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.
The Company has obtained hull and machinery insurance for the assessed market value of the Company’s fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.
As part of the normal course of operations, the Company’s customers may disagree on amounts due to us under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
HPOR Servicos De Consultaria Ltda, or HPOR, on September 1, 2016 commenced London arbitration references against, among others, us, seeking payment of certain commissions that HPOR is alleging were due by, amongst others, us for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. We have vigorously been defending such allegations and on December 13, 2018, HPOR's appeal was dismissed, with the Commercial Court confirming the decision of the arbitral tribunal and also refusing HPOR permission to appeal further. We and Ocean Rig UDW, or Ocean Rig, were therefore entirely successful. No further appeal is possible by HPOR and the matter is considered closed.

On July 4, 2017, the Company announced that it and Mr. Economou had been named as defendants in a lawsuit filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest.
The Company and Mr. Economou subsequently filed motions to dismiss. The Court finally determined those motions on February 26, 2018. Plaintiff filed a motion for voluntary dismissal without prejudice and the Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018. Plaintiffs filed a new action in the U.S. District Court for the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.) alleging breaches of fiduciary duty and violations of Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On March 14, 2018, Defendants moved for an order requiring Plaintiffs to pay Defendants' costs incurred in the prior action, and for a stay pending payment of costs. On April 22, 2018, plaintiffs filed a first amended complaint propounding additional allegations for constructive or common law fraud or violation of Section 9 of the Securities Exchange Act of 1934. On October 10, 2018, the magistrate judge issued a report and recommendation, recommending that the Court grant Defendants' motion for costs in part, and that the Court stay further proceedings pending Plaintiffs' satisfaction of the cost award.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies – continued:
16.1 Legal proceedings – continued:
On October 31, 2018, over the Plaintiff’s objection, the Court adopted the magistrate’s report and recommendation, granted defendants’ motion for costs and for stay pending payment of costs in part, and ordered that the case be stayed until plaintiffs satisfy the cost award.
The case was administratively closed by order dated October 31, 2018. Plaintiffs filed a notice of appeal of the district court’s order to the Fifth Circuit Court of Appeals on October 31, 2018 and filed their opening brief in that appeal on December 28, 2018.  Defendants-appellees filed their brief in opposition on January 28, 2019, and Plaintiffs-appellants served their reply brief on or about the same day. The Company and Mr. Economou believe that the complaint is without merit and intend to contest the allegations in the Texas action.
On August 2, 2017, a putative class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of its executive officers. The complaint alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. An amended complaint was filed by the putative lead plaintiff on September 21, 2018 in accordance with the schedule set by the Court, adding a Section 20A claim against all defendants, and a Section 20(a) claim against one of the Company’s directors named as an additional defendant. On October 26, 2018, the Company served a motion to dismiss.  On December 14, 2018, the Company filed the fully-briefed motion to dismiss and opposition papers.  On November 30, 2018, putative lead plaintiffs served a motion to strike extraneous documents attached to our motion to dismiss filings.  The putative lead plaintiffs filed the fully-briefed motion papers on December 26, 2018. The Court has scheduled a status conference for May 29, 2019. The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain Ocean Rig, creditors against, among others, the Company and two of its executive officers (who are currently directors) and TMS Offshore Services. The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. The Company (and all other defendants) moved to dismiss the case on October 31, 2017. Following briefing and oral argument, by order dated September 27, 2018, the Court granted Defendants' Joint Motion to Dismiss Complaint, and Defendants George Economou and Antonios Kandylidis' Motion to Dismiss, dismissing the case in its entirety without leave to replead. On or about October 24, 2018, Plaintiffs filed a notice of appeal to the Marshall Islands Supreme Court. The plaintiff-appellant’s opening brief is due to be filed on March 6, 2019, with the defendant-appellee’s opposition brief due on May 15, 2019 and the plaintiff-appellant’s reply brief due on May 27, 2019.  The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of Ocean Rig's creditors referenced above, and certain other claims. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all the scheme creditors in the restructuring.
The Company and certain of its officers and directors have received subpoenas from the SEC requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and August 2017. The Company is providing the requested information to the SEC and continues to respond to the ongoing requests from the SEC.
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitment and contingencies – continued:
16.2 Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of December 31, 2018, amounts to $26,747 for the twelve months ending December 31, 2019, $6,506 for the twelve months ending December 31, 2020, $6,488 for the twelve months ending December 31, 2021, $1,458 for the twelve months ending December 31, 2022 and $0 for the twelve months ending December 31, 2023 and after. These amounts do not include any assumed off-hire.
16.3 Contractual finance lease liability
As part of the three bareboat charter agreements (Notes 4, 12), the Company also provided a guarantee contained into the three bareboat charter agreements pursuant to the terms of which the Company guarantees the obligations arising in respect of the hull cover ratio covenant under the existing secured credit facilities of the vessels Conquistador, Pink Sands and Xanadu, expiring from April 2028 to February 2029 and amounted to $71,625 as December 31, 2018 (Note 12). The following table summarizes Company’s contractual finance lease obligations as of December 31, 2018:
Due through December 31, 2019	$5,550
Due through December 31, 2020	5,550
Due through December 31, 2021	5,550
Due through December 31, 2022	5,550
Due through December 31, 2023	5,550
Thereafter	43,875
Total contractual obligation	$71,625

17.        Revenue
Revenue Recognition
The following table disaggregates our revenue by type of contract (voyage charter or time charter) and per reportable segments:
	Year ended December 31, 2016
	Drybulk Segment	Offshore Support Segment	Tanker Segment	Gas Carrier Segment	Consolidated
Voyage charter revenues	$2,153	$-	$-	$-	$2,153
Time charter revenues	28,624	21,157	-	-	49,781
Total Revenues	$30,777	$21,157	$-	$-	$51,934

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Revenue – continued:
Revenue Recognition – continued:
	Year ended December 31, 2017
	Drybulk Segment	Offshore Support Segment	Tanker Segment	Gas Carrier Segment	Consolidated
Voyage charter revenues	$165	$-	$16,870	$-	$17,035
Time charter revenues	65,558	3,819	3,988	10,316	83,681
Total Revenues	$65,723	$3,819	$20,858	$10,316	$100,716

	Year ended December 31, 2018
	Drybulk Segment	Offshore Support Segment	Tanker Segment	Gas Carrier Segment	Consolidated
Voyage charter revenues	$695	$-	$50,278	$-	$50,973
Time charter revenues	93,674	-	6,726	34,762	130,162
Total Revenues	$94,369	$-	$57,004	$34,762	$186,135

Trade Accounts Receivable and Contract Balances
Accounts receivable are recorded when the right to consideration becomes unconditional. The increase/(decrease) of accounts receivables were in general due to normal timing differences between our performance and the customers’ payments.
The Company capitalizes any voyage expenses as deferred contract costs incurred during the period between the later of the charter party date or the last discharge and the delivery or the loading date depending on the type of contract (time and voyage charter agreements, respectively). These contract assets are amortized over the duration of the charter or voyage period on a straight line basis and are included in “Voyage expenses”. As of December 31, 2018, deferred contract costs consists of unamortized bunker expenses and port dues of ongoing time and voyage charter agreements. The Company records deferred revenues (contract liabilities) when cash payments are received in advance of its performance, including amounts which are refundable. During the year ended December 31, 2018, the Company recognized as revenues the total amount of deferred revenues outstanding as of December 31, 2017 amounting to $865. As of December 31, 2018, deferred revenue consists of one-month cash advances relating to ongoing time charter agreements and unamortized capitalized ballast bonuses. Our trade accounts receivable, contract assets and contract liabilities consist of the following:
	December 31, 2017	December 31, 2018
Trade Accounts Receivable, net of allowance for doubtful receivables	$14,526	$13,713
Deferred Contract Costs (Note 5)	-	496
Deferred Revenue	$865	$1,776

Practical Expedients and Exemptions
We generally expense commissions when incurred because the amortization period would have been one year or less (Note 2). These costs are recorded within voyage expenses. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606. We do not separately disclose the lease and non-lease component, in accordance with the ASC 842 practical expedient (Note 2).

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	Year ended December 31,
	2016	2017	2018

Interest incurred on long-term debt	$6,164	$1,499	$15,771
Interest, amortization and write off of financing fees on loan from affiliate and related party	1,563	15,239	2,934
Amortization and write-off of financing fees and other fees	572	387	2,247
Commissions, commitment fees and other financial expenses and related party	558	778	911
Capitalized interest and finance costs	-	(3,196)	(84)
Total	$8,857	$14,707	$21,779

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Segment information:
The Company during 2018 operated in four reportable segments from which it derived its revenues: drybulk, offshore support, tanker and gas carrier segments. The Company, after selling its whole tanker fleet during 2015, re-entered the tanker market through the acquisition of six tanker vessels which were delivered during 2017 and 2018 (Note 7). The Company also entered during 2017 the gas carrier market through the acquisition of four VLGCs that were disposed to unaffiliated buyers during the fourth quarter of 2018 (Notes 6, 7). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes. The gas carrier segment consisted of vessels for the transportation of liquefied petroleum gas.
The tables below present information about the Company’s reportable segments as of and for the years ended December 31, 2016, 2017 and 2018, and the column “Other” relates to the Company’s investment in Heidmar (Notes 4, 10). The year that the Company had no ownership in the gas carrier segment is not presented in the below table. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis. The Company also measures segment performance based on net income.
Summarized financial information concerning each of the Company’s reportable segments is as follows:
	Drybulk segment			Offshore support segment			Tanker segment			Gas Carrier segment		Other		Total
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2017	2018	2017	2018	2016	2017	2018
Revenues	$30,777	$65,723	$94,369	$21,157	$3,819	$-	$-	$20,858	$57,004	$10,316	$34,762	$-	$-	$51,934	$100,716	$186,135
Vessels’ operating expenses	(32,512)	(40,026)	(44,550)	(14,924)	(5,659)	(836)	(7)	(8,830)	(12,698)	(5,745)	(10,307)	-	-	(47,443)	(60,260)	(68,391)
Depreciation	-	(7,326)	(12,091)	(3,466)	(950)	(852)	-	(4,652)	(8,772)	(2,038)	(4,166)	-	-	(3,466)	(14,966)	(25,881)
Goodwill impairment	-	-	-	(7,002)	-	-	-	-	-	-	-	-	-	(7,002)	-	-
Impairment loss, gain/(loss) from sale of vessels and vessel owning companies and other	(35,470)	4,425	26,940	(70,873)	(300)	(9,465)	-	-	(291)	-	(7,561)	-	-	(106,343)	4,125	9,623
General and administrative expenses	(29,822)	(19,095)	(15,896)	(9,849)	(7,677)	(5,105)	(37)	(2,384)	(3,838)	(1,816)	(3,475)	-	-	(39,708)	(30,972)	(28,314)

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Segment information - continued:
	Drybulk segment			Offshore support segment			Tanker segment			Gas Carrier segment		Other		Total
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2017	2018	2017	2018	2016	2017	2018
Gain/(loss) on interest rate swaps	(917)	-	-	-	-	-	514	-	-	-	-	-	-	403	-	-
Gain on debt restructuring	10,477	-	-	-	-	-	-	-	-	-	-	-	-	10,477	-	-
Income taxes	-	(56)	-	(38)	(20)	(6)	-	-	-	(76)	-	-	-	(38)	(152)	(6)
Net income/(loss)	(69,966)	(23,676)	33,389	(86,553)	(13,322)	(16,991)	(713)	(4,492)	4,577	(1,054)	805	-	-	(198,686)	(42,544)	21,780
Interest and finance cost	(8,706)	(13,476)	(9,607)	(93)	(24)	(2)	(58)	(4)	(4,857)	(1,203)	(7,313)	-	-	(8,857)	(14,707)	(21,779)
Interest income	66	1,310	2,501	13	25	3	2	-	63	30	266	-	-	81	1,365	2,833
Change in fair value of derivatives (gain)/loss	(1,957)	-	-	-	-	-	(236)	-	-	-	-	-	-	(2,193)	-	-
Total assets	$162,532	$348,657	$663,235	$31,191	$26,871	$17,771	$7	$202,543	$296,256	$322,854	$43	$34,000	$34,000	$193,730	$934,925	$1,011,305

The revenue shown in the table below is analyzed by country based upon the location where the operation of the offshore support vessels took place:

	Year ended December 31,
Country	2016	2017	2018
Brazil	19,312	5,018	-
Europe	1,800	-	-
Total revenues	$21,112	$5,018	$-

As of December 31, 2016, three of the offshore support vessels either operated or were idle in Brazil and the remaining offshore support vessels were laid up in Europe. As of December 31, 2017 and 2018, all of the Company’s offshore support vessels were laid up.
The Company’s drybulk, tanker and gas carrier vessels operated on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20. Earnings/(Losses) per share:
	Year ended December 31,
	2016			2017			2018
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Earnings (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/ (loss)	$(198,686)	-	$-	$(42,544)	-	$-	$21,780	-	$-
Plus: Contribution from Series D Preferred Stock	-	-	-	2,805	-	-	-	-	-
-Less: Convertible Preferred stock dividends	(7,695)	-	-	-	-	-	-	-	-
Basic EPS/ LPS
Income/Loss available to common stockholders	$(206,381)	453	$(455,587.20)	$(39,739)	35,225,784	$(1.13)	$21,780	98,113,545	$0.22
Dilutive effect of securities
Diluted EPS/ LPS
Income/Loss available to common stockholders	$(206,381)	453	$(455,587.20)	$(39,739)	35,225,784	$(1.13)	$21,780	98,113,545	$0.22

For the years ended December 31, 2016 and 2017 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same. For the year ended December 31, 2018, there are no available securities to be issued, thus, basic and diluted earnings per share are the same.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21. Income Taxes:
None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a “non-resident” corporation thereof. Under the laws of the Republic of the Marshall Islands and Malta and Norway, the countries in which Dryships and the drybulk, offshore support, gas carrier and tanker vessels owned by subsidiaries of the Company are registered, the Company’s subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.
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
The Company satisfied the Publicly-Traded Test for its 2016 Taxable Year and, therefore, 100% of the stock of its Republic of the Marshall Islands and Malta ship-owning subsidiaries was treated as owned by individuals “resident” in the Republic of the Marshall Islands and Malta. However, the Company did not satisfy the ownership requirements to qualify for an exemption from United States taxation on its U.S. source shipping income for its 2017 Taxable Year. Therefore, each of the Company’s Republic of the Marshall Islands, Malta and Norway ship-owning subsidiaries were subject to U.S. federal income tax in respect of their U.S. source shipping income (2%- 4% tax impose without allowance for deductions). As a result, the Company recognized the related tax expense amounted to $152, in the accompanying consolidated statement of operations for the year ended December 31, 2017. The Company satisfied the Publicly-Traded Test for its 2018 Taxable Year and, therefore, 100% of the stock of its Republic of the Marshall Islands ship-owning subsidiaries was treated as owned by individuals “resident” in the Republic of the Marshall Islands.

22. Subsequent Events:
22.1 On January 11, 2019, the Company entered into an index linked employment agreement for its 2014 built Newcastlemax drybulk carrier, the Marini, with TMS Dry. Under the charter, the gross rate is linked to the Baltic Capesize Index (BCI5TC) plus 16% and has an expected duration of 10 to 12 months. The transaction was approved by the independent members of the Company’s board of directors taking into account among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity.
22.2 As of February 28, 2019, the Company has repurchased a total of 17,388,081 shares of its common stock for an aggregate amount of $87,498, including fees, pursuant to the Company’s both repurchase programs (Note 14). The current outstanding number of shares of the Company’s common stock is 86,886,627.